Form 20-F
period 2011-12-31
Gazit-Globe Ltd
filed 2012-04-27
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011 or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35378

GAZIT-GLOBE LTD.

(Exact name of registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Rd.

Tel-Aviv 67892, Israel

(972)(3) 694-8000

(Address of principal executive offices)

Eran Ballan,

Senior Executive Vice President, General Counsel and Company Secretary

Tel: (972)(3) 694-8000

Email: eballan@gazitgroup.com

1 Hashalom Rd. Tel-Aviv 67892, Israel

(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 164,821,110 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (check one).

Large Accelerated Filer  ☐    Accelerated Filer  ☐    Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    ☐  Yes    ☒  No

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to (i) ”we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated or proportionally consolidated in its financial statements, and (ii) ”Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries.

Except where the context otherwise requires, references in this annual report to:

•

“adjusted EPRA FFO” means EPRA FFO (as defined below) as adjusted for: CPI and exchange rate linkage differences; gain (loss) from early redemption of debentures; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of the engagement of senior employees; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement; and exceptional legal expenses not related to the reporting periods.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•

“community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

•	“consolidated” refers to entities that are wholly consolidated or proportionately consolidated in Gazit-Globe’s financial statements.

•

“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gains from negative goodwill and the amortization of goodwill, changes in the fair value recognized with respect to financial instruments, deferred taxes and non-controlling interests with respect to the above items.

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•

“neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

•	“reporting date” or “balance sheet date” means December 31, 2011.

•

“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. through which Gazit Development currently holds 73.9% of the share capital and voting rights of U. Dori Group Ltd.

i

•	“Atrium” means Atrium European Real Estate Limited (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•

“Dori Group” means U. Dori Group Ltd. (TASE: DRCN) and its subsidiaries, including U. Dori Construction Ltd. which is also traded on the Tel Aviv Stock Exchange, and U. Dori Construction Ltd.’s wholly-owned subsidiaries and related companies.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•

“Gazit America” means Gazit America Inc. (TSX:GAA) which owns medical office buildings located in Canada through its wholly-owned subsidiary ProMed Canada and as of December 31, 2011, held 12.7% of Equity One’s share capital.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and holds 73.9% of Dori Group through Acad.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which had voting power over 56.4% of our issued ordinary shares as of December 31, 2011.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owns and operates medical office buildings in Canada and which is fully owned by Gazit America.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owns and operates senior housing facilities in the United States.

Unless otherwise noted, all monetary amounts are in NIS and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.821 = U.S. $ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2011. References herein to (i) ”New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) ”U.S. $,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) ”Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) ”Canadian dollar” or “C$” mean the legal currency of Canada, and (v) ”BRL” mean the legal currency of Brazil.

ii

FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

•	our ability to respond to new market developments;

•	our intent to penetrate further our existing markets and penetrate new markets;

•	our belief that we will have sufficient access to capital;

•	our belief that we will have viable financing and refinancing alternatives that will not materially adversely impact our expected financial results;

•	our belief that continuing to develop high-profile properties will drive growth, increase cash flows and profitability;

•	our belief that repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows;

•	our plans to invest in developing and redeveloping real estate, in investing in the acquisition of additional properties, portfolios or other real estate companies;

•	our plans to expand operations in new regions;

•

our ability to use our successful business model, together with our global presence and corporate structure, to leverage our flexibility to invest in multiple regions in the same asset type to maximize shareholder value;

•	our ability to acquire additional properties or portfolios;

•	our plans to continue to expand our international presence;

•

our expectations that our business approach, combined with the geographic diversity of our current properties and our conservative approach to risk, characterized by the types of properties and markets in which we invest, will provide accretive and/or sustainable long-term returns; and

•	our expectations regarding our future tenant mix.

The forward-looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guaranty future events, results, actions, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Item 3—Key Information—Risk Factors.”

All of the forward-looking statements we have included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the selected consolidated balance sheet data set forth below as of December 31, 2007, 2008, 2009, 2010 and 2011 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years ended December 31, 2009, 2010 and 2011 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2011. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.821 = U.S. $ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2011. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
(In millions except for per share data)	NIS					U.S.$
Statement of Operations Data:
Rental income	3,607	3,556	4,084	4,596	5,239	1,371
Revenues from sale of buildings, land and contractual works performed (1)	108	613	596	691	1,257	329

Total revenues	3,715	4,169	4,680	5,287	6,496	1,700
Property operating expenses	1,182	1,170	1,369	1,551	1,740	455
Cost of buildings sold, land and contractual works performed (1)	90	679	554	622	1,199	314

Total cost of revenues	1,272	1,849	1,923	2,173	2,939	769

Gross profit	2,443	2,320	2,757	3,114	3,557	931

Fair value gain (loss) on investment property and investment property under development, net (2)	1,862	(3,956)	(1,922)	1,017	1,803	472
General and administrative expenses	(553)	(489)	(584)	(663)	(830)	(217)
Other income	25	704	777	13	160	42
Other expenses	—	(85)	(41)	(48)	(62)	(16)
Group’s share in earnings (losses) of associates, net	4	(86)	(268)	2	40	10

Operating income (loss)	3,781	(1,592)	719	3,435	4,668	1,222
Finance expenses	(1,459)	(1,739)	(1,793)	(1,869)	(2,302)	(603)
Finance income	560	802	1,551	569	79	21
Increase (decrease) in value of financial investments	(30)	(727)	81	(18)	(16)	(4)

Income (loss) before taxes on income	2,852	(3,256)	558	2,117	2,429	636
Taxes on income (tax benefit)	604	(597)	(142)	509	545	143

Net income (loss)	2,248	(2,659)	700	1,608	1,884	493

Net income (loss) attributable to:
Equity holders of the Company	961	(1,075)	1,101	790	626	164
Non-controlling interests	1,287	(1,584)	(401)	818	1,258	329

	2,248	(2,659)	700	1,608	1,884	493

Basic net earnings (loss) per share	8.13	(8.58)	8.49	5.59	4.05	1.06
Diluted net earnings (loss) per share	8.02	(8.58)	8.47	5.57	3.75	0.98

	Year Ended December 31,
(In thousands)	2007	2008	2009	2010	2011
Weighted average number of shares used to calculate:
Basic earnings per share	118,408	125,241	129,677	141,150	154,456
Diluted earnings per share	118,870	125,303	129,706	141,387	154,783

(1)

Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. For the years ended December 31, 2007, 2008, 2009 and 2010 and the period ended April 17, 2011, the Dori Group was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, Dori

Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of buildings sold, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.
(2)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,
	2007	2008	2009	2010	2011	2011
(In millions)	NIS					U.S.$
Selected Balance Sheet Data:
Investment property	41,715	34,966	42,174	43,634	54,627	14,297
Investment property under development	2,071	2,626	2,994	3,296	3,219	842
Total assets	48,067	44,730	51,504	52,550	66,732	17,465
Long term interest-bearing liabilities from financial institutions (1)	14,154	17,158	17,162	14,969	19,899	5,208
Long term debentures (2)	11,005	10,542	13,862	14,255	15,782	4,131
Total liabilities	31,375	33,624	38,238	37,381	47,348	12,392
Equity attributable to equity holders of the Company	5,748	3,334	5,189	5,915	7,136	1,868
Non-controlling interests	10,944	7,772	8,077	9,254	12,248	3,205
Total equity	16,692	11,106	13,266	15,169	19,384	5,073

(1)	As of December 31, 2011, NIS 7.7 billion (U.S. $ 2.0 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured.
(2)	As of December 31, 2011, NIS 1,054 million (U.S. $ 276 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2007	2008	2009	2010	2011
Other Operating Data:
Number of consolidated operating properties (1)	465	453	629	646	642
Total GLA (in thousands of sq. ft.)	50,129	50,652	67,559	70,006	72,903
Occupancy (%)	94.6	94.5	93.6	93.9	94.3

(1)	Prior periods have been revised to conform to current period presentation.

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
(In millions except for per share data)	NIS					U.S.$
Other Financial Data:
NOI (1)	2,436	2,396	2,729	3,058	3,509	918
Adjusted EBITDA (1)	1,985	1,874	2,254	2,581	2,915	763
Dividends	130	155	186	211	241	63
Dividends per share	1.08	1.24	1.42	1.48	1.56	0.41
EPRA FFO (1)(2)	N/A	(40)	223	106	102	27
Adjusted EPRA FFO (1)(2)	N/A	190	420	359	405	106

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
(In millions)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	793	653	926	782	1,190	311
Investing activities	(7,552)	(4,880)	(677)	(2,618)	(4,848)	(1,269)
Financing activities	7,141	4,161	1,225	1,287	4,343	1,137

	As of December 31,
	2007	2008	2009	2010	2011	2011
(In millions)	NIS					U.S.$
EPRA NAV (1)	N/A	3,675	5,631	5,963	8,139	2,130
EPRA NNNAV (1)	N/A	5,997	5,472	5,125	6,718	1,758

(1)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Item 5—Operating and Financial Review and Prospects”.
(2)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

Exchange Rate Information

The following table sets forth, for each period indicated, the low and high exchange rates for NIS expressed as NIS per U.S. dollar, the exchange rate at the end of such period and the average of such exchange rates on the last day of each month during such period, based on the daily representative rate of exchange as published by the Bank of Israel. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary.

	Year Ended December 31,
	2007	2008	2009	2010	2011
High	4.34	4.02	4.25	3.89	3.82
Low	3.83	3.23	3.69	3.54	3.36
Period End	3.84	3.80	3.77	3.54	3.82
Average Rate	4.11	3.58	3.92	3.73	3.58

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
October 2011	3.76	3.60
November 2011	3.80	3.65
December 2011	3.82	3.73
January 2012	3.85	3.73
February 2012	3.80	3.70
March 2012	3.81	3.72

On April 23, 2012 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.76 to $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business involves a high degree of risk. Please carefully consider the risks we describe below in addition to the other information set forth elsewhere in this annual report and in our other filings with the SEC. These material risks could adversely affect our business, financial condition and results of operations.

Risks Related to Our Business and Operations

Economic conditions may make it difficult to maintain or increase occupancy rates and rents and a deterioration in economic conditions in one or more of our key regions could adversely impact our results of operations.

In 2011, our rental income was derived 29.1% from the United States, 37.4% from Canada, 22.2% from Northern and Western Europe, 7.0% from Central and Eastern Europe, 3.7% from Israel, and 0.6% from Brazil. During the recent economic downturn, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe, and a lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 90.7% as of December 31, 2011. In addition, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets weakened during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of our markets has been improving, macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants of our public subsidiaries, particularly small shop tenants of Equity One and Atrium, have been vulnerable to declining sales and reduced access to capital. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

We seek to expand through acquisitions of additional real estate assets, including other businesses; such expansion may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in dilution to our shareholders or dilution of our interests in our subsidiaries and affiliates.

Our investing strategy and our market selection process may not ultimately be successful, may not provide positive returns on our investments and may result in losses. The acquisition of properties, groups of properties or other businesses entails risks that include the following, any of which could adversely affect our results of operations and financial condition:

•	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

•	we may not be able to integrate any acquisitions into our existing operations successfully;

•	properties we acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to acquire; and

•

our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs or may fail to properly evaluate the costs involved in implementing our plans with respect to such investment.

Together with our acquisition of individual properties and groups of properties, we have been an active business acquirer and, as part of our growth strategy, we expect to seek to acquire real estate-related businesses in the future. The acquisition and integration of each business involves a number of risks and may result in unforeseen operating difficulties and expenditures in assimilating or integrating the businesses, properties, personnel or operations of the acquired business. Our due diligence prior to our acquisition of a business may not uncover certain legal or regulatory issues that could affect such business. Furthermore, future acquisitions may involve difficulties in retaining the tenants or customers of the acquired business, and disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing operation and development of our current business. Moreover, we can make no assurances that the anticipated benefits of any acquisition, such as operating improvements or anticipated cost savings, would be realized or that we would not be exposed to unexpected liabilities in connection with any acquisition.

To complete a future acquisition, we may determine that it is necessary to use a substantial amount of our available liquidity sources or cash or engage in equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we or our subsidiaries or affiliates issue could have rights, preferences and privileges senior to those of holders of our ordinary shares. If our subsidiaries or affiliates raise additional funds through further issuances of equity or convertible debt securities, Gazit-Globe, as the holder of equity securities of our subsidiaries and affiliates, could suffer significant dilution, and any new equity securities our subsidiaries or affiliates issue could have rights, preferences and privileges senior to those held by Gazit-Globe. We may not be able to obtain additional financing on terms favorable to us, if at all, which could limit our ability to engage in acquisitions.

We are dependent upon large tenants that serve as anchors in our shopping centers and decisions made by these tenants or adverse developments in their businesses could have a negative impact on our financial condition.

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 17.2% of Citycon’s rental income in 2011, Publix accounted for 6.9% of Equity One’s total annual minimum rent as of

December 31, 2011 and Sobeys accounted for 6.7% of First Capital’s total annual minimum rent as of December 31, 2011. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 19% of our total rental income in 2011. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants’ ability to make lease payments or could result in them terminating their leases. These changes include, among others:

•	downturns in national or regional economic conditions where our properties are located, which generally will negatively impact the rental rates;

•	changes in the buying habits of consumers in the regions surrounding those shopping centers including a shift to preference for online shopping;

•	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for our properties;

•	competition from other available properties; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

As a result, tenants may determine not to renew leases or delay lease commencement. In addition, anchor tenants often have more favorable lease provisions and significant negotiating power. In some instances, we may need to seek their permission to lease to other, smaller tenants. Anchor tenants, particularly retail chains, may also change their operating policies for their stores (such as the size of their stores) and the regions in which they operate. As a result, anchor tenants may determine not to renew leases or delay lease commencement. An anchor tenant may decide that a particular store is unprofitable and close its operations in our center, and, while the tenant may continue to make rental payments, such a failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center. In addition, we are subject to the risk of defaults by tenants or the failure of any lease guarantors to fulfill their obligations, tenant bankruptcies and other early termination of leases or non-renewal of leases. Any of these developments could materially and adversely affect our financial condition and results of operations.

Commencement of operations in new geographic markets and asset classes involves risks and may result in us investing significant resources without realizing a return and may adversely impact our future growth.

The commencement of operations in new geographic markets or asset classes in which we have little or no prior experience involves costs and risks. In the past, we expanded into new regions, including Central and Eastern Europe and Brazil, and into other asset classes, such as medical office buildings and senior care facilities. While we currently have no specific plans to commence operations in new geographic markets or asset classes, we may decide to enter into new markets or asset classes in the future when an opportunity presents itself. When commencing such operations, we need to learn and become familiar with the various aspects of operating in these new geographic markets or asset classes, including regulatory aspects, the business and macro-economic environment, new currency exposure, as well as the necessity of establishing new systems and administrative headquarters at substantial costs. Additionally, it may take many years for an acquisition to achieve desired results as factors such as obtaining regulatory permits, construction, signing the right mix of tenants and assembling the right management team take time to implement. In some cases, we may commence such operations by means of a joint venture which often offers the advantage of a partner with superior experience, but also has the risks associated with any activity conducted jointly with a non-controlled third party. In addition, entry into new geographic markets may also lead to difficulty managing geographically separated organizations and assets, difficulty integrating personnel with diverse business backgrounds and organizational cultures and compliance with foreign regulatory requirements applicable to acquisitions. Our failure to successfully expand into new geographies and asset classes may result in us investing significant resources without realizing a return and may adversely impact our future growth.

If we or our public subsidiaries are unable to obtain adequate capital, we may have to limit our operations substantially.

Our acquisition and development of properties and our acquisition of other businesses and equity interests in real estate companies are financed in part by loans received from banks, insurance companies and other financing sources, as well as from the sale of shares, notes, debentures and convertible debentures in public and private offerings. Our public subsidiaries satisfy their capital requirements through debt and equity financings in their respective local markets. The practices in these markets vary significantly, for example, with some of the markets based entirely on bank lending and others depending significantly on accessing the capital markets. Our ability to obtain, or obtain on economically desirable terms, financing could be affected by unavailability or a shortage of external financing sources, changes in existing financing terms, changes in our financial condition and results of operations, legislative changes, changes in the public or private markets in our operating regions and deterioration of the economic situation in our operating regions. Should our ability to obtain financing be impaired, our operations could be limited significantly. Our business results are dependent on our ability to obtain loans or capital in the future in order to repay our loans, notes, debentures and convertible debentures.

We have substantial debt obligations which may negatively affect our results of operations and financial position and put us at a competitive disadvantage.

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2011, we and our private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 14,194 million (U.S. $ 3,715 million) and other liabilities outstanding in the aggregate amount of NIS 807 million (U.S. $ 211 million), of which 12% matures during 2012. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2011 in the aggregate amount of NIS 47,348 million (U.S. $ 12,392 million), of which 14.5% matures during the next 12 months. Each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guaranty by Gazit-Globe or its wholly-owned subsidiaries.

The amount of debt outstanding from time to time could have important consequences to us and our public subsidiaries. For example, it could

•

require that we dedicate a substantial portion of cash flow from operations to payments on debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other business opportunities that may arise in the future;

•	limit the ability to make distributions on equity securities, including the payment of dividends;

•	make it difficult to satisfy debt service requirements;

•

limit flexibility in planning for, or reacting to, changes in business and the factors that affect profitability, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms;

•

adversely affect financial ratios and debt and operational coverage levels monitored by rating agencies and adversely affect the ratings assigned to our or our public subsidiaries’ debt, which could increase the cost of capital; and

•

limit our or our public subsidiaries’ ability to obtain any additional debt or equity financing that may be needed in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopment or other general corporate purposes or to obtain such financing on favorable terms.

If our or our public subsidiaries’ internally generated cash is inadequate to repay indebtedness upon an event of default or upon maturity, then we or our public subsidiaries will be required to repay or refinance the debt. If we or our public subsidiaries are unable to refinance our indebtedness on acceptable terms or if the amount of refinancing proceeds is insufficient to fully repay the existing debt, we or our public subsidiaries might be forced to dispose of properties, potentially upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase without a corresponding increase in our rental rates, which would adversely affect our results of operations.

In addition, our debt financing agreements and the debt financing agreements of our public subsidiaries contain representations, warranties and covenants, including financial covenants that, among other things, require the maintenance of certain financial ratios. Certain of the covenants that apply to Gazit-Globe depend upon the performance of our public subsidiaries and we therefore have less control over our compliance with those covenants. For example, covenants that apply to Gazit-Globe require Citycon to maintain a minimum ratio of equity to total assets less advances received and a minimum ratio of EBITDA to net financial expenses. Another covenant requires First Capital to maintain a minimum ratio of net financial debt to equity.

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. A significant portion of Gazit-Globe’s equity interests in its subsidiaries are pledged as collateral for Gazit-Globe’s revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and by its private subsidiaries. As of December 31, 2011, the principal amount of such indebtedness was NIS 3,055 million (U.S. $ 800 million), which constituted 6.5% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 11,916 million (U.S. $ 3,119 million) as of December 31, 2011, which constituted 25.2% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

The inability of any of our public subsidiaries to satisfy their liquidity requirements may materially and adversely impact our results of operations.

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis, they satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not therefore be reflective of the position of any one of our public subsidiaries since the liquidity and available borrowings of each of our public subsidiaries are not available to support the others’ operations. Although we have from time to time purchased equity or convertible debt securities of our public subsidiaries, we have not generally made shareholder loans to them and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public subsidiary is subject to its own covenant compliance obligations and the failure of any public subsidiary to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2011, 30.2% of our total revenues were earned in Canadian dollars, 23.7% in U.S. dollars, 20.8% in NIS, 15.7% in Euros and 4.6% in Swedish Krona. In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate of the U.S. dollar depreciated 4.1% against the NIS for 2011 compared to 2010, which resulted in our net operating income decreasing by NIS 37 million, or 1.1%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of December 31, 2011, approximately 10.9%, 7.6%, 5.9% and 4.0% of our total GLA was located in Florida (U.S.), the greater Toronto area (Canada), the greater Montreal area (Canada) and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of December 31, 2011 comprised 17.8% and 0.6% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for U.S. $ 110 million (of which we had invested U.S. $ 94.2 million through December 31, 2011) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our assets even though no actual disposition of assets took place. For example, in 2010 and 2011, we increased the fair value of our properties on a consolidated basis by NIS 1,017 million and NIS 1,803 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 66% of such investment properties during the year ended December 31, 2011 (46% of which were performed at December 31, 2011). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Other real estate companies that are publicly traded in the United States use U.S. GAAP to report their financial statements and are therefore not currently required to record the fair market of their real estate assets on a quarterly basis. As a result, significant declines or fluctuations in the value of real estate assets could impact us disproportionately compared to these other companies.

Real estate is generally an illiquid investment.

Real estate is generally an illiquid investment as compared to investments in securities. While we do not currently anticipate a need to dispose of a significant number of real estate assets in the short-term, such illiquidity may affect our ability to dispose of or liquidate real estate assets in a timely manner and at satisfactory prices in response to changes in economic, real estate market or other conditions.

We may be obliged to dispose of our interest in a property or properties at a time, for a price or on terms not of our choosing. In addition, some of our anchor tenants have rights of first refusal or rights of first offer to purchase the properties in which they lease space in the event that we seek to dispose of such properties. The presence of these rights of first refusal and rights of first offer could make it more difficult for us to sell these properties in response to market conditions. These limitations on our ability to sell our properties could have an adverse effect on our financial condition and results of operations.

Our competitive position and future prospects depend on our senior management and the senior management of our subsidiaries and affiliates.

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively. We intend to take steps to formulate new terms of employment and compensation for them, but there can be no assurance that we will be able to reach new agreements with either or both of Messrs. Katzman and Segal or that such agreements will be approved as required under the Israeli Companies Law. Mr. Katzman currently also serves as the chairman of the board of Equity One, First Capital, Citycon, Atrium, and Norstar and Mr. Segal currently also serves as the vice chairman of the board, president and chief executive officer of First Capital, the vice chairman of the board of Equity One, a board member of Citycon and Norstar, and as the chairman of Gazit America. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries and affiliates which remain in effect. The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guaranty that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

We face significant competition for the acquisition of real estate assets, which may impede our ability to make future acquisitions or may increase the cost of these acquisitions.

We compete with many other entities for acquisitions of necessity-driven real estate, including institutional pension funds, real estate investment trusts and other owner-operators of shopping centers. This competition may affect us in various ways, including:

•	reducing properties available for acquisition;

•	increasing the cost of properties available for acquisition;

•	reducing the rate of return on these properties;

•	reducing rents payable to us;

•	interfering with our ability to attract and retain tenants;

•	increasing vacancy rates at our properties; and

•	adversely affecting our ability to minimize expenses of operation.

The number of entities and the amount of funds competing for suitable properties and companies may increase. Such competition may reduce the number of suitable properties and companies available for purchase and increase the bargaining position of their owners. We may lose acquisition opportunities in the future if we do not match prices, structures and terms offered by competitors and if we match our competitors, we may experience decreased rates of return and increased risks of loss. If we must pay higher prices, our profitability may be reduced.

Our competitors may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Some of these competitors may also have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of acquisitions. Furthermore, companies that are potential acquisition targets may find competitors to be more attractive because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. These factors may create competitive disadvantages for us with respect to acquisition opportunities.

Our investments in development and redevelopment projects may not yield anticipated returns, and we are subject to general construction risks which may increase costs and delay or prevent the construction of our projects.

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 2.4% of the value of our properties as of

December 31, 2011, are at various stages of development (excluding redevelopment). These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

•	significant time lag between commencement and completion subjects us to risks of fluctuations in the general economy;

•	failure or inability to obtain construction or permanent financing on favorable terms;

•	inability to achieve projected rental rates or anticipated pace of lease-up;

•	delay of completion of projects, which may require payment of penalties under lease agreements and subject us to claims for breach of contract;

•	incurrence of construction costs for a development project in excess of original estimates;

•	expenditure of time and resources on projects that may never be completed;

•	acts of nature, such as harsh climate conditions in the winter, earthquakes and floods, that may damage or delay construction of properties; and

•	delays and costs relating to required zoning or other regulatory approvals.

The inability to complete the construction of a property on schedule or at all for any of the above reasons could have a material adverse effect on our business, financial condition and results of operations.

Insurance on real estate may not cover all losses.

We currently carry insurance on all of our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties located in California, including five properties in the San Francisco Bay area. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida that are susceptible to hurricanes and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance. Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. In the event of future industry losses, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available.

Should an uninsured loss, a loss over insured limits or a loss with respect to which insurance proceeds would be insufficient to repair or replace the property occur, we may lose capital invested in the affected property as well as anticipated income and capital appreciation from that property, while we may remain liable for any debt or other financial obligation related to that property.

A failure by Equity One to be treated as a REIT could have an adverse effect on our investment in Equity One.

As of December 31, 2011, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One’s profitability and would have an adverse effect on our investment in Equity One.

If we or third-party managers fail to efficiently manage our properties, tenants may not renew their leases or we may become subject to unforeseen liabilities.

If we fail to efficiently manage a property or properties, increased costs could result with respect to maintenance and improvement of properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, we sometimes engage third parties to provide management services for our properties. We may not be able to locate and enter into agreements with qualified management service providers. If any third parties providing us with management services do not comply with their agreements or otherwise do not provide services at the level that we expect, our tenant relationships and rental rates for such properties and, therefore, their condition and value, could be negatively affected.

We rely on third-party management companies to manage certain of our properties which represented 5.2% of our total GLA as of December 31, 2011, including properties owned by ProMed, Royal Senior Care and Gazit America. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guaranty that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

Properties held by us are subject to multiple permits and administrative approvals and to compliance with existing and future laws and regulations.

Our operations and properties, including our construction, development and redevelopment activities, are subject to regulation by various governmental entities and agencies in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing and future laws, regulations and standards. A significant change in the regime for obtaining or renewing these licenses, permits, approvals and authorizations, or a significant change in the licenses, permits, approvals and authorizations our operations and properties are subject to, could result in us incurring substantially increased costs which could adversely affect our business, financial condition and results of operations. In addition, each maintenance, construction, development and redevelopment project we undertake must generally receive administrative approvals from various governmental agencies, including fire, health and safety and environmental protection agencies, as well as technical approvals from various utility providers, including electricity, gas and sewage services. These requirements may hinder, delay or significantly increase the costs of these projects, and failure to comply with these requirements may result in fines and penalties as well as cancellation of such projects even, in certain cases, the demolition of the building already constructed. Such consequences could have a material adverse effect on our business, financial condition and results of operations.

We may be subjected to liability for environmental contamination.

As an owner and operator of real estate, we may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from our properties, as well as for governmental fines and damages for injuries to persons and property. We may be liable without regard to whether we knew of, or were responsible for, the environmental contamination and with respect to properties we have acquired, whether the contamination occurred before or after the acquisition. The presence of such hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell or lease the real estate or to borrow using the real estate as security. Laws and regulations, as these may be amended over time, may also impose liability for the release of certain materials into the air or water from a property, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of, and impose liability for, the disturbance of wetlands or the habitats of threatened or endangered species.

We own several properties that will require or are currently undergoing varying levels of environmental remediation. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. Although we have environmental insurance policies covering most of our properties, there is no assurance that these policies will cover any or all of the potential losses or damages from environmental contamination; therefore, any liability, fine or damage could directly impact our financial results.

We have significant investments in different countries and our worldwide after-tax income as well as our ability to repatriate it might be influenced by any change in the tax law in such countries.

Our effective tax rate reflected in our financial statements might increase or decrease over time as a result of changes in corporate income tax rates, or by other changes in the tax laws of the various countries in which we operate which could reduce our after-tax income or impose or increase taxes upon the repatriation of earnings from countries in which we operate.

The final outcome of our ongoing dispute with the Israeli Tax Authority cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our financial condition, results of operations or cash flows.

Beginning in December 2009, we have been involved in a dispute with the Israeli Tax Authority, or the ITA, regarding its assessments for the years 2004-2009. According to its final tax assessment for 2004, the ITA claims that Gazit-Globe should have allocated its gross finance, general and administrative expenses to specific categories of revenue or based on the ratio of such revenues to the assets that generated them, as opposed to our position that these expenses are deductible without any allocation. The assessment is currently being appealed in a court proceeding.

We have since disputed assessments for other years rendered by the ITA and are currently in discussions with it regarding its tax assessments for the years 2004-2009. The issues being discussed include the allocation of finance expenses to revenues as discussed above, and the manner according to which we will receive credit in Israel for foreign taxes paid by our foreign subsidiaries. In addition to tax liabilities for which we would be liable with respect to the 2004, 2005 and 2006 tax years, if the aforementioned arguments of the ITA are accepted, we would be exposed to a further tax demand for the payment of significant amounts also with respect to the 2007 tax year and thereafter (these have not been discussed in the orders issued to date), and other changes could apply to the credit available for utilization against future tax liabilities in Israel, as specified in the respective tax assessments and orders.

Although we believe that the position of the ITA as reflected in the assessments issued for the Company in the years in question should not be accepted, we cannot predict with any certainty that our position will ultimately prevail and an adverse resolution of this matter could have a material adverse effect on our financial condition, results of operations or cash flows.

We cannot predict whether we will be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others, and any adverse resolution of such claims could have a material adverse effect on our results of operations.

Although on July 28, 2011, our settlement agreement with Meinl Bank AG, related parties, and others became fully effective and the parties subsequently met their obligations to have all outstanding claims dismissed, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. Any adverse resolution of such claims, if they were to materialize, could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Risks Related to Our Structure

We may face difficulties in obtaining or using information from our public subsidiaries.

We rely on information that we receive from our public subsidiaries both to provide guidance in connection with the business and to comply with our reporting obligations as a public company. We receive information from our public subsidiaries on a quarterly basis in connection with the preparation of our quarterly or annual results of operations. While we believe that we have been, and will continue to be, provided with all material information from our subsidiaries that we require to manage our business and comply with our reporting obligations as a public company, we do not have formal arrangements to receive information with all of our public subsidiaries. In addition, directors in our public subsidiaries who are affiliated with us receive information at their periodic board meetings and through their discussions with management. However, the ability of these directors to use or disclose that information to others at Gazit-Globe prior to its disclosure by the public subsidiary may be subject to limitations resulting from the corporate governance and securities laws governing such subsidiaries and contractual and fiduciary obligations limiting the actions of their directors. In limited circumstances, we could face a conflict between our disclosure obligations and the disclosure obligations of our public subsidiaries. In addition, if we wish to engage in a capital markets or other transaction in which we are required to disclose certain information that our subsidiaries are not required or willing to disclose under their respective securities laws, we may need to change the timing or form of our capital raising plans. Our public subsidiaries are listed in different jurisdictions and operate in different geographic markets and do not present information regarding their operations on a uniform basis. Accordingly, we may not present certain data that is typically presented by other real estate companies in certain jurisdictions.

A significant portion of our business is conducted through public subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

We conduct the substantial majority of our operations through public subsidiaries that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2011, we received dividend payments of NIS 517 million from these subsidiaries, as well as interest payments of NIS 44 million on account of convertible debentures issued by certain of these subsidiaries and on loans issued by us to them.

The ability of our subsidiaries in general, and our public subsidiaries in particular, to pay dividends and interest or make other distributions on equity to us, is subject to limitations that could change or become more stringent in the future. Applicable laws of the respective jurisdictions governing each subsidiary may place limitations on payments of dividends, interest or other distributions by each of our subsidiaries or may subject them to withholding taxes. The determination to pay a dividend is made by the boards of directors of each entity and our nominees or persons otherwise affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. In addition, our subsidiaries incur debt on their own behalf and the instruments governing such debt may restrict their ability to pay dividends or make other distributions to us. Creditors of our subsidiaries will be entitled to payment from the assets of those subsidiaries before those assets can be distributed to us. The inability of our operating subsidiaries to make distributions to us could have a material adverse effect on our business, financial condition and results of operations.

The control that we exert over our public subsidiaries may be subject to legal and other limitations, and a decision by us to exert that control may adversely impact perceptions of investors in those subsidiaries.

Although we have a controlling interest in each of our public subsidiaries, Equity One, First Capital, Citycon, Dori Group, and Gazit America, and have joint control over Atrium, they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders’ agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries or affiliates issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary or affiliate may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

The market price of our ordinary shares may be adversely affected if the market prices of our publicly traded subsidiaries and affiliates decrease.

A significant portion of our assets is comprised of equity securities of publicly traded companies, including Equity One, First Capital, Citycon and Atrium. The stock prices of these publicly traded companies have been volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market’s valuation of the price of our ordinary shares and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares may also decline.

Changes in our ownership levels of our public subsidiaries and related determinations may impact the presentation of our financial statements and affect investor perception of us.

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of December 31, 2011, we determined that we had effective control over Citycon, Equity One and First Capital even though we had less than a majority ownership interest and/or potential voting rights interest in each entity. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has been minimal; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the recent acquisition of CapCo by Equity One, our voting rights interest was reduced from 45.2% to 39.2% which we subsequently increased to 42.1%. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather than on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

It would have an adverse effect on our results of operations and our shareholders if we become subject to regulation under the U.S. Investment Company Act of 1940.

We do not expect to be subject to regulation under the U.S. Investment Company Act of 1940, or the Investment Company Act, because we are not engaged in the business of investing or trading in securities. In the event we engage in business combinations which result in our holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act. In this event, we would be required to register as an investment company and become obligated to comply with a variety of substantive requirements under the Investment Company Act, including limitations on capital structure, restrictions on specified investments, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses, which may make it impractical, if not impossible, for us to continue our business as currently conducted. Furthermore, as a non-U.S. entity, we would be unable to register as an investment company under the Investment Company Act, which could result in us needing to reincorporate as a U.S. entity or cease being a public company in the United States. As a result of these restrictions, any determination that we are an investment company would have material adverse consequences for our investors.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include primarily our investment in Atrium with Apollo (formerly CPI) and Equity One’s joint ventures with Liberty International Holdings Limited, Global Retail Investors LLC, DRA Advisors, LLC, and the New York Common Retirement Fund. Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Proposed changes to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital.

In March 2012, an Israeli governmental committee appointed by the Prime Minister, the Minister of Finance and the Governor of the Bank of Israel, or the Committee, published its final recommendations on certain legislative and regulatory measures intended to enhance the competitiveness in the Israeli market. The proposed recommendations relate, among other issues, to structures of certain public companies .in which the ultimate controlling shareholder owns, indirectly, through at least one parent public company, less than 33% of the equity interest in any company which is controlled by its public parent (also referred to by the Committee as a “Pyramidal Structure”). The Committee defined such companies as “Wedge Companies,” reflecting the wedge between the controlling shareholder’s effective control over such company and his or her indirect minority equity stake in it. Currently, Gazit-Globe’s subsidiary Dori Group, and its own subsidiary U. Dori Construction Ltd., each an Israeli public company, may be considered Wedge Companies in light of the fact that Gazit-Globe is controlled by Norstar which is ultimately controlled by Mr. Chaim Katzman, and taking into account that Mr. Katzman owns, indirectly, less than 33% of the equity interests in each of such subsidiaries.

The Committee’s recommendations, if adopted, would place certain material burdens on Wedge Companies regarding corporate governance requirements, especially with respect to board composition, with enhanced requirements for the proportion of external directors and/or independent directors from the entire board, and with respect to election of External Directors, where the controlling parent company would not have any voting power in electing such directors. Such rules may be viewed as restraining the ability to exercise effective control of such companies by their respective parent companies. Also, at the end of the transition period, an existing pyramid structure containing more than three layers will not be permitted.

The Committee also recommended certain corporate governance rules which will, if adopted, apply to all public companies, concerning, inter alia, strengthening minority shareholders by setting up a platform that will enable investors to vote at general meetings and at debenture holders meetings via the internet, expanding the current powers of the Israel Securities Authority with respect to class actions and derivative claims, and the encouragement of activism by institutional investors.

The Israeli government will have to prepare, discuss and approve the detailed amendments to the Companies Law and other relevant statutes, and the Israeli Parliament will also have to discuss and approve such proposed amendments. We cannot predict which of the Committee’s final recommendations (which included certain substantially different minority opinions by some of its members) will be adopted and what the final amendments (if any) to the relevant statutes will be, as changes may be effected in each of the stages of the legislative process, if and when such process will be concluded.

If the recommendations of the Committee are adopted as proposed, our ability to acquire a controlling interest in another public company or to raise capital by a public offering of securities by a currently private company (thus making it a new public subsidiary), could be limited, if such company will be deemed a Wedge Company . If we are unable to consummate such transactions, our ability to expand our business could be negatively affected.

Risks Related to Investment in our Ordinary Shares

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in tenant relationships, acquisitions or expansion plans;

•	our involvement in litigation;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

•	changes in key personnel;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions.

Although our ordinary shares are listed on the NYSE, an active trading market on the NYSE for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on the NYSE, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline.

Raising additional capital by issuing securities may cause dilution to existing shareholders.

In the future, we may increase our capital resources by additional offerings of equity securities. Because our decision to issue equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk of our future offerings reducing the market price of our ordinary shares and diluting their share holdings in us.

Although we have paid dividends in the past, and we expect to pay dividends in the future in accordance with our dividend policy, our ability to pay dividends may be adversely affected by our performance, the ability of our subsidiaries and affiliates to efficiently distribute cash to Gazit-Globe and, since we do not only use operating cash flows to pay our dividend, our ability to obtain financing.

In the past, our policy has been, subject to legal requirements, to distribute a quarterly dividend, the minimum amount of which we set before each fiscal year. We intend to continue our policy of distributing a quarterly dividend. Any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, 5759-1999, as amended, or the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations.

Our ability to pay dividends is also dependent on whether our subsidiaries and affiliates distribute dividends to Gazit-Globe so that Gazit-Globe can have adequate cash for distribution to its shareholders and, since we do not only use operating cash flows to pay our dividend, on our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends or pay a smaller dividend, our ordinary shares may be less valuable because a return on an investment will only occur if our stock price appreciates.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 29.3% of Norstar’s outstanding shares as of March 31, 2012. Norstar owned 56.4% of our outstanding ordinary shares as of March 31, 2012. Accordingly, Mr. Katzman is, and will be, able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors. In addition, Mr. Katzman is able to exercise control over the outcome of any proposed merger or consolidation of our company. Mr. Katzman’s indirect control interest in us may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares.

Our ordinary shares are not included in any real estate index in the United States, which may impact demand among investors and adversely impact our share price.

We do not currently qualify to be included in the real estate indexes in which the securities of many U.S. REITs are included. This may preclude certain investors that traditionally invest in real estate companies from investing in our shares and may adversely impact demand from other investors. This may adversely impact our share price and liquidity in the United States.

Risks Associated with our Ordinary Shares

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since January 1983 and on the NYSE since December 2011. Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on the NYSE and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on the NYSE and vice versa.

We are incurring and will continue to incur significant additional increased costs as a result of the recent registration of our ordinary shares under the Securities Exchange Act of 1934 and our management has been devoting and will be required to devote substantial time to compliance and new compliance initiatives.

As a newly public company in the United States, we are incurring and will continue to incur additional significant accounting, legal and other expenses that we did not incur before our U.S. offering. We are also incurring costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We expect these rules and regulations to continue to increase our legal and financial compliance costs. In addition, becoming a newly public company has introduced new costs, such as additional stock exchange listing fees and shareholder reporting and is likely to introduce other costs, and has and will continue to take a significant amount of management’s time. The implementation and testing of such processes and systems has required us to hire outside consultants and incur other significant costs. In addition, we remain a publicly traded company on the TASE and are subject to Israeli securities laws and disclosure requirements. Accordingly, we need to comply with U.S. and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in the United States and being subject to these rules and regulations has made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act and we cannot assure that there are no material weaknesses or significant deficiencies in our existing internal controls.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 20-F for the year ending December 31, 2012. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. In addition, the implementation of Section 404 procedures will require our public subsidiaries that are not otherwise subject to Section 404 (except Equity One which is subject to it) to become compliant, which may involve additional challenges and costs. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls from our independent auditors.

As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

As a foreign private issuer, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for domestic issuers. We currently follow the NYSE corporate governance standards for domestic issuers, except with respect to private placements to directors, officers or 5% shareholders, with respect to which we follow home country practice in Israel, under which we may not be required to seek the approval of our shareholders for such private placements which would require shareholder approval under NYSE rules applicable to a U.S. company. We may in the future elect to follow home country practice in Israel with regard to formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and shareholder approval for establishment and material amendments of equity compensation plans, transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control. If we follow our home country governance practices on these matters, we may not have a compensation, nominating or corporate governance committee, we may not have mandatory executive sessions of independent directors and non-management directors, and we may not seek approval of our shareholders for material amendments of equity compensation plans and the share issuances described above. Accordingly, following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers.

Most of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on such pledges could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 56.4% of our outstanding shares as of December 31, 2011. Norstar is a public company listed on the Tel Aviv Stock Exchange. Most of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure a small portion of Norstar’s debentures. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2011 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. Finally, in the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. Any of these events could adversely impact the market price of our ordinary shares.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a “passive foreign investment company.”

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. To determine whether at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares may fluctuate and may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a “United States-owned foreign corporation” unless such United States shareholders are eligible for the benefits of the U.S.-Israel income tax treaty and elect to apply the provisions of such treaty for U.S. tax purposes.

Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if we are treated as a United States-owned foreign corporation for United States federal income tax purposes. Generally, we will be treated as a United States-owned foreign corporation if United States persons own, directly or indirectly, 50% or more of the voting power or value of our shares. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of our United States shareholders to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if we are subject to the resourcing rule described above, United States shareholders should expect that the entire amount of our dividends will be treated as U.S. source income for United States foreign tax credit purposes. Importantly, however, United States shareholders who qualify for benefits of the U.S.-Israel income tax treaty may elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. The rules relating to the determination of the foreign tax credit are complex, and investors should consult their tax advisor to determine whether and to what extent they will be entitled to this credit, including the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel income tax treaty election described above.

Risks Related to Our Operations in Israel

We conduct our operations in Israel and therefore our business, financial condition and results of operations may be adversely affected by political, economic and military instability in Israel.

Our headquarters are located in central Israel and many of our key employees and officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2011 and into 2012. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. In addition, the recent increase in tension regarding the Iranian nuclear program is another source of potential instability in the region. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations.

For example, any major escalation in hostilities in the region could result in a portion of our employees, including executive officers, directors, and key personnel, being called up to perform military duty for an extended period of time or otherwise disrupt our normal operations. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. Our operations could be disrupted by the absence of a significant number of our employees or of one or more of our key employees. Such disruption could materially adversely affect our business, financial condition and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot guaranty that this government coverage will be maintained or will be adequate in the event we submit a claim.

Provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires that acquisitions of shares above specified thresholds be conducted through special tender offers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Israeli tax considerations may also make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax or who are not exempt under the provisions of the Israeli Income Tax Ordinance from Israeli capital gains tax on the sale of our shares. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. Our articles of association provide that our board of directors is divided into three classes and one-third of the directors (other than the external directors) are elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In addition, approval of amendments to the articles of association requires the approval of 60% of the ordinary shares represented at the general meeting, by person or by proxy, and voting on the resolution. These provisions of Israeli law and our articles of association could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. Most of our executive officers and directors are not residents of the United States. Our independent registered public accounting firm is not a resident of the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Shareholder responsibilities and rights will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law underwent extensive revisions approximately ten years ago, the parameters and implications of the provisions that govern shareholder conduct have not been clearly determined and there is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Gazit-Globe Ltd. was incorporated in Israel in May 1982. We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 640 properties have a gross leasable area, or GLA, of approximately 73 million square feet and are geographically diversified across 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings.

We issued our first prospectus on the Tel-Aviv Stock Exchange in January 1983. Our ordinary shares are currently listed on the Tel-Aviv Stock Exchange under the symbol “GLOB.” In December 2011, we completed our initial offering on the New York Stock Exchange where are ordinary shares are also currently listed under the symbol “GZT”. Our principal executive offices are located at 1 Hashalom Rd., Tel-Aviv 67892, Israel, and our telephone number is +972 3 694-8000. Our agent of service in the United States is Gazit Group USA, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179, USA whose telephone number is (305) 947-8800.

During 2011, Equity One acquired C&C US No. 1 Inc. (“CapCo”) through a joint venture with a subsidiary of Capital Shopping Centers Group PLC (“CSC”), adding 12 income-producing properties in California with a total GLA of approximately 2.6 million square feet. Equity One also entered into an agreement to sell 36 shopping centers comprising approximately 3.9 million square feet which closed during the fourth quarter of 2011. During 2011, Gazit-Globe also increased its holding in Dori Group to 73.8% by acquiring the 50% interest in Acad that it did not previously own and subsequently selling its interest in Acad to Gazit Development.

Our capital expenditures consist of the acquisition, construction and development of investment property including land for future development and amounted to NIS 7,566 million (U.S. $ 1,980 million) during 2011. For the breakdown of these amounts by operating segments, please see Note 39 to our audited consolidated financial statements included elsewhere in this annual report.

We financed these expenditures primarily by equity and debt offerings, and by borrowing from financial institutions. For further information regarding our methods of financing, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows.”

For a discussion of our principal capital expenditures and divestitures over the last three financial years, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows,” Note 9 (for interests in other companies), and Note 39 to our audited consolidated financial statements included elsewhere in this annual report.

As of the date of this annual report, there have been no public takeover offers by third parties in respect of our ordinary shares or by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world, as noted above. We operate properties with a total value of approximately U.S. $18.5 billion (including the full value of properties that are consolidated, proportionately consolidated and unconsolidated under accounting principles, approximately U.S. $3.0 billion of which is not recorded in our financial statements) as of December 31, 2011. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2011, almost 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

Additionally, we own and operate medical office building and senior housing businesses in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries. Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area. Our unique corporate structure enables us to share the investments in our assets with the public shareholders of our subsidiaries and affiliates, which enhances our ability to expand and diversify.

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 73 million square feet as of December 31, 2011.

Our Competitive Strengths

Necessity-driven asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, increased by 2.5% from 2007 to 2008, 3.1% from 2008 to 2009, and 3.6% from 2009 to 2010. In the year ended December 31, 2011, average same property NOI increased by 4.0% from the year ended December 31, 2010. Our supermarket-anchored shopping centers are generally well-located in densely populated areas with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across 20 countries

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel and Germany. As of December 31, 2011, our asset base included more than 640 properties totaling approximately 73 million square feet of GLA. Over 95% of our net operating income, or NOI, for the year ended December 31, 2011 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 85% of our NOI for the year ended December 31, 2011 and 87% of our NOI for the year ended December 31, 2010, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S. $ 3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to purchase our interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter new markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions, most recently through the acquisition of 12 properties that closed in January 2011. As of December 31, 2011, Equity One owned 165 properties (including properties under development) with a GLA of 19.5 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 169 properties (including properties under development) in Canada with a GLA of 23.0 million square feet as of December 31, 2011. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

Leading presence and local market knowledge

We have a leading presence in most of our markets, which helps us generate economies of scale and marketing and operational synergies that drive profitability. Leveraging our leading market positions and our local management teams’ extensive knowledge of these markets gives us access to attractive acquisition, development and redevelopment opportunities while mitigating the risks involved in these opportunities. In addition, our senior management provides our local management teams with strategic guidance to proactively manage our business, calibrated to the needs and requirements of each local management team. This approach also allows us to address the needs of our regional and national tenants and to anticipate trends on a timely basis.

Business and Growth Strategies

Our objective is to create value through long-term maximization of cash flow and capital appreciation, while improving our properties and increasing our dividends. The strategies we intend to execute to achieve this objective include:

Continue to focus on supermarket-anchored shopping centers.

We will continue to concentrate on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated areas with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles. We believe that this approach, combined with the geographic diversity of our current properties and our conservative approach to risk, will provide growing long-term returns. We intend to continue to actively manage and grow our presence in each region in which we operate by increasing the size and quality of our asset base. We will continue to operate through publicly and privately-held subsidiaries and affiliates in order to maximize our ability to access capital directly or through our subsidiaries and affiliates with respect to our properties in particular countries and to diversify the markets in which we operate globally with lower capital investment levels.

Pursue high growth opportunities to complement our stable asset base.

We intend to continue to expand into new high growth markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we first established an office in Brazil and began assessing local opportunities. In 2008, we acquired a 154,000 square foot shopping center in Sao Paulo for $31.3 million. In November 2010, we completed our first development project in Brazil. We have a total of four shopping centers in Brazil with a GLA of approximately 429,000 square feet as of December 31, 2011. We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also intend to continue investing in medical office buildings as we believe that this class of real estate investments is less sensitive to economic cycles than commercial real estate in general and that demand will continue to grow for healthcare services, particularly in North America. We intend to grow our ownership of medical office building platforms in the United States through ProMed, which has grown since our first acquisition of a medical office building in 2006 to a total of 15 medical office building properties with a total GLA of approximately 1.4 million square feet as of December 31, 2011, and in Canada through ProMed Canada, which is owned by our public subsidiary Gazit America. For the year ending December 31, 2011, we invested U.S. $ 324 million in the acquisition of medical office buildings.

Enhance the performance of existing assets.

We continually seek to enhance the performance of our existing assets by repositioning, expanding and redeveloping our existing properties. We believe that improving our properties makes them more desirable for both our supermarket anchor tenants and our other tenants, and drives more consumers to our properties, increasing occupancy and our rental income. We continue to actively manage our tenant mix and placement, re-leasing of space, rental rates and lease durations. We will focus on attracting more consumers to our properties by using advertising and promotions, building the branding of our shopping centers and providing a more consumer-friendly experience, for example, by improving our tenants’ locations. We believe that the repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows.

Selectively develop new properties in strategic locations.

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2009 to December 31, 2011, we invested approximately NIS 5.5 billion (U.S. $ 1.4 billion) in development, redevelopment, expansion and improvement projects (including lease expenditures), including approximately NIS 3.7 billion (U.S. $ 1.0 billion) in development and redevelopment projects (excluding lease expenditures) representing an investment of approximately U.S. $ 155 per square foot.

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. We may use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

For a breakdown of the location and type of our properties, see “Property, Plants and Equipment—Our Properties” below.

Properties under Development

We had 44 properties under development or redevelopment as of December 31, 2011. The following table summarizes our properties under development as of December 31, 2011.

Region	Number of Properties (1)	Estimated Total GLA (sq. ft. in thousands)	As Presented in Financial Statements (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
United States	1	330	72,232	71,971
Canada	7	383	85,318	63,858
Northern Europe	2	205	43,968	16,750
Central and Eastern Europe	3	937	101,021	117,509
Israel	1	54	9,160	4,973
Total Development	14	1,909	311,699	275,061
Redevelopment
United States	8	378	9,945	28,788
Canada	19	343	57,315	76,420
Northern Europe	3	54	16,488	51,295
Total Redevelopment	30	775	83,748	156,503
Total Development and Redevelopment	44	2,684	395,447	431,564

(1)	Excludes land for future development.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2009, December 31, 2010, and December 31, 2011.

Property type	2009	2010	2011	2009	2010	2011
	Rental Income			NOI
Region	(NIS in thousands) (4)			(NIS in thousands) (4)
Shopping Centers
United States	1,071	1,065	1,266	767	775	906
Canada	1,499	1,733	1,907	961	1,124	1,231
Northern Europe	1,019	971	1,081	686	631	720
Central and Eastern Europe	—	321	364	—	200	234
Germany	84	78	80	57	56	59
Israel (1)	143	159	195	105	116	149
Brazil	11	16	34	11	15	29
Healthcare
Senior housing facilities (2)	118	110	110	44	42	47
Medical office buildings (3)	136	141	200	96	98	133
Other Properties
Other properties	3	2	3	2	1	1
Total	4,084	4,596	5,239	2,729	3,058	3,509

(1)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.
(2)	Our senior housing facilities are located exclusively in the United States.

(3)	Our medical office buildings are located in the United States and Canada. For a breakdown of rental income between medical office buildings in the United States and Canada, please see “Item 5. Operating and Financial Review and Prospects—Operating Results—Healthcare Properties.”
(4)	Convenience translation of December 31, 2011 figures into U.S. dollars is provided in chart under “Properties, Plants, and Equipment—Our Properties” below.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2011, our top three tenants (by base rent) represented 8.4% of our consolidated rental income. Our properties are subject to approximately 15,000 leases.

The following table sets forth as of December 31, 2011 the anticipated expirations of tenant leases for our properties for each year from 2012 through 2021 and thereafter:

	Number of Expiring Leases (1)	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
Month-to-Month	370	480	0.7%	0.7%	11,769	0.9%
2012	4,659	9,196	13.6%	12.9%	196,899	14.7%
2013	2,122	7,227	10.7%	10.1%	164,350	12.3%
2014	2,162	7,054	10.4%	9.9%	162,108	12.1%
2015	1,747	7,001	10.4%	9.8%	150,882	11.3%
2016	1,418	6,419	9.5%	9.0%	143,513	10.7%
2017	534	5,062	7.5%	7.1%	90,220	6.7%
2018	453	3,775	5.5%	5.3%	68,473	5.1%
2019	343	3,270	4.8%	4.6%	59,402	4.4%
2020	322	2,640	3.9%	3.7%	54,119	4.0%
2021 and thereafter	1,001	15,450	23.0%	21.4%	238,513	17.8%
Vacant	NA	3,947	NA	5.5%	NA	NA

Total	15,131	71,521	100%	100%	1,340,248	100%

(1)	The table excludes Royal Senior Care’s leases because most of their leases are short-term.

The following table provides a breakdown of the largest tenants of our principal subsidiaries by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants
Equity One	United States Florida, Georgia, Louisiana, North Carolina and eight other states in the southeastern U.S., California and the metropolitan areas of Boston, Massachusetts and New York City	Bed Bath & Beyond, Goodwill, Kroger, LA Fitness, Loehmann’s, Office Depot, Publix, Supervalu, TJ Maxx, and Winn Dixie

First Capital

Canada

Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City

Canadian Tire, CIBC, Loblaws, Metro, Royal Bank, Shoppers Drug Mart, RONA, Sobey’s, TD Canada Trust, and Walmart

Subsidiary	Geographical Region	Anchor/Major Tenants
Citycon	Northern Europe Finland, Sweden, Estonia and Lithuania	ICA, Kesko Corp., S-Group, Stockman, and Tokmanni

Atrium	Central and Eastern Europe Poland, the Czech Republic, Hungary, Russia, Slovakia, Romania and Latvia	Ahold, Auchan Group, Metro Group, Rewe Group and Spar

Gazit Germany	Germany	Aldi, Edeka, HIT, Kaisers’and Rewe

Gazit Development	Israel	Mega, Shufersal and Superpharm

Gazit Brazil	Brazil Sao Paulo and Rio Grande do Sul	CBD (Pão de Açucar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, McDonald’s, Renner, and Supermercado Nacional (Walmart)

Most of our shopping centers in the United States and Canada are located in suburban areas and have large supermarkets or retailers as the anchor, with outdoor parking areas and many smaller shops that depend on the traffic generated by the anchor. They attract and cater to residents of an expanded or expanding population area. On the other hand, our shopping centers in Europe, more typically in the Nordic region, and in Brazil are anchored by hypermarkets which combine the function of both grocery stores and retailers. They tend to be located in cities and are comprised of one or more buildings forming a complex of retail-oriented shops with indoor parking garages. Consequently, our properties in the Nordics tend to have higher asset values and rental rates per foot compared to our North American properties.

Medical Office Buildings

ProMed (United States)

Through our wholly-owned subsidiary, ProMed, we own and manage medical office buildings in the United States. Among our properties are medical and research office buildings, located mostly in or in proximity to hospitals and university campuses, including Hackensack University Medical Center, University of Pennsylvania/Children’s Hospital of Philadelphia, and the Tufts Medical Center Campus in Boston.

As of December 31, 2011, ProMed had 15 income-producing properties, with a GLA of approximately 1.4 million square feet, which were recorded on our balance sheet at the total value of U.S. $ 494 million. For the year ended December 31, 2011 and the year ended December 31, 2010, these properties generated revenue in the amount of U.S. $ 38 million and U.S. $ 34 million, respectively. As of December 31, 2011, the occupancy rate of ProMed’s properties was 96.9%.

In most of the medical office buildings owned by ProMed, it rents out areas to anchor tenants that are usually hospitals, medical schools, or other medical providers, doctors and/or practice groups. The anchor tenants constitute a focal point that attracts customers to the whole center. In most cases, the leases of anchor tenants are for longer periods than those of other tenants, and the anchor tenants are generally economically sound hospitals or large medical practices.

Gazit America (Canada)

We own and manage medical office buildings in Canada through our subsidiary, Gazit America, which is listed on the TSX. ProMed Canada, a wholly-owned subsidiary of Gazit America, develops, owns and manages medical and research office buildings, located mostly in proximity to hospitals, including Cambridge Memorial Hospital and London Health Science Centre’s Victoria Hospital. As of December 31, 2011, we owned 73.1% of the share capital of Gazit America. As of December 31, 2011, Gazit America also held 12.7% of Equity One’s share capital.

As of December 31, 2011, Gazit America had 13 income-producing properties, with a GLA of approximately 1.1 million square feet. For the year ended December 31, 2011 and the year ended December 31, 2010, these properties generated revenue in the amount of C$14 million and C$4 million, respectively. As of December 31, 2011, the occupancy rate of ProMed Canada’s properties was 88.4%.

Senior Housing Facilities

We are engaged in the acquisition, development and management of senior housing facilities in the United States through two private subsidiaries, Royal Senior Care, LLC, or RSC, which acquires and develops senior housing facilities and in which we have a 60% interest and Royal Senior Care Management, LLC, or RSC Management, which manages the facilities acquired and developed by RSC and in which we have a 50% interest.

As of December 31, 2011, RSC had 15 income-producing properties with 1,650 units. As of December 31, 2011, the occupancy rate of RSC’s properties was 87.1%.

Real Estate Development and Construction in Israel and Eastern Europe

We are engaged in the development, management and construction of real estate projects in Israel and in Eastern Europe through Gazit Development’s investment in U. Dori Group Ltd., a public company listed on the TASE. Gazit Development holds 100% of the share capital and voting rights in Acad, which engages mainly in holding, directly and indirectly, as of December 31, 2011, 73.8% of the share capital and voting rights in U. Dori Group Ltd. We refer to U. Dori Group Ltd. and its subsidiaries, including U. Dori Construction Ltd. (71.2% of which is owned by Dori Group) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as the Dori Group. The Dori Group’s primary businesses are the management and construction of building projects in various sectors such as residential, hotels, public buildings, senior housing, offices, shopping centers, industrial buildings and security facilities in Israel and the development and construction of residential projects in Central and Eastern European countries, mainly in Poland and Bulgaria, and also in Slovakia.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is U.S. $ 110 million and through December 31, 2011 we invested U.S. $ 94.2 million. As of December 31, 2011, Hiref had entered into investment agreements for fourteen projects with a total investment commitment of U.S. $ 577 million and has invested U.S. $ 475 million in those projects. For more details, please refer to Note 11 of our audited consolidated financial statements included elsewhere in this annual report.

Intellectual Property

Gazit-Globe owns a number of trademarks in Israel, including our “G” and “LOCATION, LOCATION, LOCATION” designs and has applied for a number of trademarks in Israel, including “AAA,” “LOCATION, LOCATION, LOCATION,” “GAZIT-GLOBE” (in Hebrew and English) and for trademarks in the U.S., Canada, Brazil and Russia for our “LOCATION, LOCATION, LOCATION” design.

Government Regulations

Our operations and properties, including our construction and redevelopment activities, are subject to regulation by various governmental entities and agencies of the country or state where that project is located in connection with obtaining and renewing various licenses, permits, approvals and authorizations, as well as with ongoing compliance with existing and future laws, regulations and standards. Each project must generally receive administrative approvals from various governmental agencies of the country or state where that project is located. No individual regulatory body, permit, approval or authorization is material to our business as a whole.

C.	Organizational Structure

We were incorporated in May 1982. As discussed above, we operate our business through subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2011:

For the country of incorporation of each subsidiary, see “Appendix A to Consolidated Financial Statements–List of Group Investees as of December 31, 2011.”

Our public subsidiaries are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company’s most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Chairman of our Board serves as the Chairman of the Board of each of our four major public subsidiaries—Equity One, First Capital, Citycon and Atrium—and our Executive Vice Chairman of the Board, Dori Segal, serves on the boards of three of our major subsidiaries—Equity One, First Capital and Citycon. Other individuals affiliated with us also serve on the boards of our public subsidiaries. As public companies, our public subsidiaries are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. We are also active in seeking, and assisting our public subsidiaries in engaging, experienced executive management. Beyond providing oversight and guidance through our board representation, the level of our involvement with each public subsidiary varies based on each subsidiary’s general business needs, with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

D.	Property, Plants and Equipment

Our Properties

We own interests in more than 640 properties in 20 countries. The following tables summarize our properties as of December 31, 2011:

	As of December 31, 2011					Year Ended December 31, 2011				As of December 31, 2011
Region	Total No. of Properties (1)	Gazit- Globe’s Ownership Interest	GLA (1)	Occupancy		Rental Income (2)	Percent of Rental Income	Net Operating Income (2)	Same Property NOI Growth (3)	Fair Value (4)(5)
			(thousands of sq. ft.)			(U.S.$ in thousands)		(U.S.$ in thousands)		(U.S.$ in thousands)
Shopping Centers
United States (6)	164	43.4%	19,454	90.7	% (7)	331,428	24%	237,074	1.3%	3,191,915
Canada	162	50.5%	23,030	96.2%		498,985	36%	322,169	1.9%	5,504,230
Northern Europe	78	48.0%	10,713	95.5%		282,842	21%	188,305	3.8%	3,231,788
Central and Eastern Europe (1)	155	31.6%	12,956	97.3%		95,277	7%	61,326	8.6%	848,518
Germany	7	100.0%	1,083	93.0%		20,950	2%	15,379	3.5%	254,553
Israel (8)	11	75.0%	1,376	99.0%		50,991	4%	38,988	7.2%	604,428
Brazil	4	100.0%	429	60.1%		8,770	—	7,617	—	130,869

Healthcare Properties
Senior housing (1)	15	60%	1,312	87.1%		28,692	2%	12,375	14.4%	148,060
Medical office (9)	28	—	2,466	93.2%		52,529	4%	34,925	1.7%	707,666

Other Properties
Land for future development	—	—	—	—		—	—	—	—	477,726
Properties under development (10)	14	—	—	—		—	—	—	—	369,190
Other	4	—	84	—		577	—	209	—	18,486

Total	642	N/A	72,903	94.3%		1,371,041	100%	918,367	4.0%	15,487,429	(11)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe and senior housing facilities reflect 100% of the number of properties and GLA of Atrium and Royal Senior Care, respectively, both of which are consolidated according to the proportionate consolidation method under IAS 31 in Gazit-Globe’s financial statements.
(2)	Represents amounts translated into U.S. $ using the exchange rate in effect on December 31, 2011 (U.S. $ 1.00 = NIS 3.821).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes redevelopment and expansion.

(4)	Investment properties are measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property. Fair value of investment property was determined by accredited independent appraisers with respect to 68% of such investment properties during the year ended December 31, 2011 in fair value terms (47% of which were performed at December 31, 2011). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 30% of such investment properties during the year ended December 31, 2011 in fair value terms (30% of the valuations were performed at December 31, 2011). In each case, the remainder of the valuations was performed by management of our subsidiaries. In determining fair value of investment property and investment property under development, the appraisers and our management used either (1) the comparative approach (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow approach (less cost to complete and developer profit in the case of investment property under development) or (3) the income capitalization approach.
(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes the applicable proportion of the fair value of the properties of Atrium and Royal Senior Care each of which is proportionately consolidated in Gazit-Globe’s financial statements with respect to the year ended December 31, 2011.
(6)	As of December 31, 2011, includes seven office, industrial, residential and storage properties.
(7)	Occupancy data excludes the occupancy of seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3%.
(8)	Israel includes one income-producing property in Bulgaria.
(9)	Our medical office buildings are held through (i) ProMed, our wholly-owned subsidiary and (ii) ProMed Canada, a wholly-owned subsidiary of Gazit America, in which Gazit-Globe held a 73.1% interest as of December 31, 2011.
(10)	As of December 31, 2011, total GLA under development was 1.9 million square feet.
(11)	This amount would be approximately NIS 70.8 billion (U.S. $ 18.5 billion) if it included 100% of the fair value of properties held by Atrium and Royal Senior Care and 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting. This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2011: NIS 54,627 million (U.S. $ 14,296.5 million) of investment property, NIS 3,219 million (U.S. $ 842.4 million) of investment property under development, NIS 714 million (U.S. $ 186.9 million) of assets classified as held for sale and NIS 751 million (U.S. $ 196.5 million) of fixed assets, net, but excludes furniture, fixtures and other equipment.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2011, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

We seek to conduct our business in an environmentally-friendly manner. We are investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. We believe that, in the long-term, the consumers, the retailers and we will benefit from these investments. For example, we expect that the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long-term decrease our costs. In addition, we believe that the growing awareness of the need to preserve the environment will lead the population to prefer visiting “green” shopping centers over regular shopping centers, thus increasing the value of such properties.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 640 properties have a GLA of approximately 73 million square feet and are geographically diversified across 20 countries. We operate properties with a total value of approximately U.S. $18.5 billion (including the full value of properties that are consolidated, proportionately consolidated and unconsolidated under accounting principles, approximately U.S. $3.0 billion of which is not recorded in our financial statements) as of December 31, 2011. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2011, almost 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada and Citycon in Northern Europe. We also jointly control Atrium in Central and Eastern Europe with another party. Additionally, we own and operate medical office building and senior housing businesses in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries.

We intend to continue our focus on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated areas with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles.

We also intend to continue to prudently expand into new high growth markets in politically and economically stable countries with compelling demographics and other high growth necessity-driven asset types that generate strong and sustainable cash flow, using our experience developed over the past 20 years in entering new markets and through our thorough knowledge of local markets. We will use this experience and knowledge to continue to assess opportunities, including the establishment of new necessity-driven real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets.

In addition, we intend to continue investing in healthcare real estate, predominantly in medical office buildings as we believe that this class of real estate investment is less sensitive to economic cycles than commercial real estate in general and that there will be continued growth in demand for healthcare services, particularly in North America.

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2009, 2010 and 2011, rental income represented 87%, 87% and 81% of our total revenues, respectively. Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

Our rental income is impacted by a number of factors:

•

Global, regional and local economic conditions. The recent economic downturn resulted in many companies shifting to a more cautionary mode with respect to leasing. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved somewhat since the downturn of 2008 and 2009, we are still facing macro-economic challenges in some of our markets, particularly the United States and some Eastern European countries. These challenges continue to impact retailers in these regions, affecting sales of our tenants. The impact of the challenges in these markets was offset by more rapid improvements in certain of our other markets, particularly Canada, Israel, Poland and Northern Europe, which managed to largely avoid the full impact of the recent global recession.

•

Scheduled lease expirations. As of December 31, 2011, leases representing 12.9% and 10.1% of the GLA of our properties will expire during 2012 and 2013, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases, whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

•

Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2011 were impacted by the net disposition of six shopping centers and medical office buildings across our markets which nevertheless resulted in a net increase in total GLA of approximately 3.1 million square feet, including the acquisition of CapCo. Similarly, our results of operations for the year ended December 31, 2010 were impacted by the net acquisition of 14 shopping centers and medical office buildings across our markets with total GLA of approximately 1.5 million square feet. In addition, our results of operations for the year ended December 31, 2009 were impacted by the net acquisition of four shopping centers and medical office buildings, with total GLA of approximately 0.5 million square feet.

•

Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the year ended December 31, 2011, we completed the development and redevelopment of properties representing 648 thousand square feet of GLA. For the year ended December 31, 2010, we completed the development and redevelopment of properties representing 1.2 million square feet of GLA.

•

Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. Our results of operations were adversely impacted by the decrease in the value of our investment property and investment property under development of NIS 1.9 billion during the year ended December 31, 2009. For the year ended December 31, 2010, valuation gains from investment property and investment property under development were NIS 1.0 billion. For the year ended December 31, 2011, valuation gains from investment property and investment property under development were NIS 1.8 billion (U.S. $ 472 million).

Interest expense. Our results of operations depend on expenses relating to our debt service and our liquidity. In addition, our ability to acquire new assets is highly dependent on our ability to access capital in a cost efficient manner. The securities of Gazit-Globe and the securities of its major subsidiaries and affiliates are traded on six international stock exchanges, and we have benefited from the flexibility offered by raising debt or equity on many of these public markets. We believe that this global access to liquidity provides us with the ability to pursue opportunities and execute transactions quickly and efficiently. A significant portion of our debt is fixed rate and fluctuations in our interest expense in a particular period typically result from changes in outstanding debt balances.

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries and affiliates have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “adjustments from translation of financial statements.” The translation resulted in the inclusion in our statement of comprehensive income (loss) of a gain of NIS 1.0 billion in 2009, a loss of NIS 1.3 billion in 2010 and a gain of NIS 1.1 billion (U.S. $ 297 million) in the year ended December 31, 2011. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts in respect of liabilities. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

Shopping Centers

United States. In the United States, we acquire, develop and manage shopping centers through our subsidiary Equity One, which is a REIT listed on the New York Stock Exchange. Equity One’s properties are located primarily in the Southeastern United States, mainly in Florida and Georgia, and in the metropolitan areas of Boston, Massachusetts and New York and on the west coast of the United States, mainly in California.

	As of December 31,
	2009		2010		2011
Our economic interest in Equity One (1)	46.4%		40.9%		43.4%
Shopping centers	169		180		157
Other properties (2)	6		6		7
Properties under development	2		1		1
GLA (millions of square feet)	19.5		20.6		19.5
Occupancy rate	90.0	%(3)	90.3	%(3)	90.7	%(3)
Average annualized base rent (U.S.$ per sq. ft.)	12.23		12.38		13.97

(1)	Reflects our 35.6% direct interest and our share of Gazit America’s 16.3% interest in Equity One as of December 31, 2009, our 31.2% direct interest and our share of Gazit America’s 14.0% interest in Equity One as of December 31, 2010 and our 34.1% direct interest and our share of Gazit America’s 12.7% interest in Equity One as of December 31, 2011.
(2)	Comprised of office, industrial, residential and storage properties.
(3)	Excludes six office, industrial, residential and storage properties as of December 31, 2009 and 2010 and seven office, industrial, residential and storage properties as of December 31, 2011. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 89.4% as of December 31, 2009, 89.4% as of December 31, 2010 and 90.3% as of December 31, 2011.

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,071	1,065	1,266	331
Net operating income	767	775	906	237
Decrease in value of investment property and investment property under development, net	(1,385)	(174)	(19)	(5)
Same property NOI growth (%)	(3.0)	(0.5)	1.3	N/A

The increase in Equity One’s rental income to NIS 1,266 million (U.S. $ 331 million) for the year ended December 31, 2011 from NIS 1,065 million for the year ended December 31, 2010 was driven primarily by properties acquired in 2010 and 2011 (including the CapCo transaction that was completed January 4, 2011). The decrease in Equity One’s rental income to NIS 1,065 million for the year ended December 31, 2010 from NIS 1,071 million for the year ended December 31, 2009 was driven by the decrease in the average exchange rate of the U.S. dollar against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the impact of currency exchange, Equity One’s rental income for the year ended December 31, 2010 increased by 5.2% as a result of properties acquired, offset by a decrease in same property rental income due primarily to lower minimum rent income and decreased small shop occupancy, which generally carries a higher rental rate per square foot.

The following table summarizes Equity One’s leasing activities for the years ended December 31, 2009, 2010, and 2011.

	Year Ended December 31,
	2009	2010	2011
Renewals
Number of leases	92	312	431
GLA leased (square feet at end of period, in thousands)	288	1,058	1,655
New contracted rent per leased square foot (U.S.$)	12.12	18.86	13.47
Prior contracted rent per leased square foot (U.S.$)	12.77	19.33	13.72
New Leases
Number of leases	41	190	228
GLA leased (square feet at end of period, in thousands)	141	709	685
Contracted rent per leased square foot (U.S.$)	13.76	11.12	14.35
Total New Leases and Renewals
Number of leases	133	502	659
GLA leased (square feet at end of period, in thousands)	429	1,767	2,340
Contracted rent per leased square foot (U.S.$)	12.66	15.75	13.73
Expired Leases
Number of leases (1)	306	320	326
GLA of expiring leases (square feet at end of period, in thousands)	830	1,034	897

(1)	Excludes developments and non-retail properties.

Most of Equity One’s leases provide for the monthly payment in advance of fixed minimum rent, the tenants’ pro rata share of property taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. Equity One’s leases may also provide for the payment of additional rent based on a percentage of the tenants’ sales. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In those cases, Equity One makes the payments for the utilities and is reimbursed by the tenants on a monthly basis. Generally, Equity One’s leases prohibit its tenants from assigning or subletting their spaces. Generally, Equity One’s leases contain escalations that occur at specified times during the term of the lease. These escalations are either fixed amounts, fixed percentage increases or increases based on changes to the Consumer Price Index. A small number of Equity One’s leases also include clauses enabling it to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices. The leases also require tenants to use their spaces for the purposes designated in their lease agreements and to operate their businesses on a continuous basis. Some of the lease agreements with major or national or regional tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original tenant will remain liable for the payment of the lease obligations under that lease agreement.

In 2011, the economic conditions in most of the markets in which Equity One operates improved, however macro-economic challenges, including a high unemployment rate adversely affected many of Equity One’s tenants. Most of Equity One’s shopping centers have anchor tenants that sell consumer goods (such as supermarkets, pharmacies and discount chain stores), and that are therefore less sensitive to economic cycles. However, other tenants, mainly small stores, are more sensitive to economic cycles due to their increased exposure to decreases in sale volumes and reduced access to capital, and, accordingly requested that their lease terms be adjusted, while others were forced to discontinue their operations.

While Equity One’s management expects to see modest gradual improvements in economic conditions in 2012, it also expects continuing challenges in leasing space to its small shop tenants. Equity One’s management believes that the continued diversification of its portfolio during 2011, including the reinvestment of proceeds from dispositions into higher quality assets, has made it less susceptible to the economic downturn. It further anticipates that its core portfolio occupancy and same center net operating income for 2012 will experience a modest increase as compared to 2011.

On September 26, 2011, Equity One announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in the Atlanta, Tampa and Orlando markets in the United States, comprising 3.9 million square feet, for U.S. $ 473.1 million (NIS 1.8 billion). The transaction closed on December 20, 2011. These assets were encumbered by mortgage loans having an aggregate principal balance of U.S. $ 177 million (NIS 0.6 billion). As a result of the transaction, Equity One recognized a capital loss on the assets and liabilities that were disposed in the net amount of U.S. $ 9 million (NIS 33 million).

Canada. In Canada, we acquire, develop and manage shopping centers through our subsidiary First Capital, which is listed on the Toronto Stock Exchange. First Capital’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2009	2010	2011
Our economic interest in First Capital	50.7%	48.8%	50.5%
Shopping centers (1)	157	159	162
Properties under development	3	3	7
GLA (millions of square feet)	20.8	21.6	23.0
Occupancy rate	96.2%	96.4%	96.2%
Average annualized base rent (C$ per sq. ft.)	15.71	16.35	16.81

(1)	Prior periods have been revised to conform to current period presentation.

	Year Ended December 31,
	2009		2010		2011		2011
	(NIS in millions except same property NOI growth)						(U.S.$ in millions)
Rental income	1,499		1,733		1,906		499
Net operating income	961		1,124		1,231		322
Increase (decrease) in value of investment property and investment property under development, net	(113)		658		1,686		441
Same property NOI growth (%)	2.7	(1)	2.2	(2)	1.9	(3)	N/A

(1)	Including expansion and development, same property NOI growth was 6.8%.
(2)	Including expansion and development, same property NOI growth was 3.9%.
(3)	Including expansion and development, same property NOI growth was 2.3%.

The increase in First Capital’s rental income to NIS 1,906 million (U.S. $ 499 million) for the year ended December 31, 2011 from NIS 1,733 million for the year ended December 31, 2010 was driven primarily by an increase in GLA due to the acquisition of additional properties and the completion of development of new properties, as well as an increase in rental rates. The increase in First Capital’s rental income to NIS 1,733 million for the year ended December 31, 2010 from NIS 1,499 million for the year ended December 31, 2009 was driven primarily by an increase in GLA from 20.8 million square feet to 21.6 million square feet, which was the result of the acquisition of four additional properties and the completion of the development of new properties or redevelopment and expansion of existing properties. The increase included NIS 76 million resulting from an increase in the average exchange rate of the Canadian dollar against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2009, 2010, and 2011.

	Year Ended December 31,
	2009	2010	2011
Renewals
Number of leases	370	305	325
GLA leased (square feet at end of period, in thousands)	1,246	858	1,402
New contracted rent per leased square foot (C$)	18.71	19.94	15.73
Prior contracted rent per leased square foot (C$)	16.54	17.92	14.31
New Leases
Number of leases	331	282	369
GLA leased (square feet at end of period, in thousands)	1,205	786	1,120
Contracted rent per leased square foot (C$)	21.20	20.26	21.78
Total New Leases and Renewals
Number of leases	701	587	694
GLA leased (square feet at end of period, in thousands)	2,451	1,644	2,522
Contracted rent per leased square foot (C$)	19.93	20.09	18.42
Expired Leases
Number of leases	225	244	300
GLA of expiring leases (square feet at end of period, in thousands)	806	557	1,022

Each of First Capital’s properties is subject to property tax and common area maintenance costs (e.g., cleaning, repairs or insurance) among other expenses. First Capital generally passes on these costs to its tenants through clauses in their leases. However, some leases stipulate payment ceilings in connection with these expenses, and First Capital must bear the difference in these instances rather than recoup the costs from its tenants.

As of December 31, 2011, Canada’s economy was growing at a moderate pace, but was feeling the uncertainty of the slow growth of the world’s major economies. Nevertheless, Canada’s real estate market is experiencing high volumes of commercial real estate transactions as well as lively demand for quality properties in the areas in which First Capital operates, as is also reflected in the appraisals of well-located income-producing properties. In addition, the introduction of major American brands into the Canadian retail market serves as a catalyst for the growth of the retail tenants in most of the areas in which First Capital operates and is expected to increase competition in the field.

For the year ended December 31, 2011, First Capital’s gross new leasing including development and redevelopment space totaled 1,120,000 square feet. Renewal leasing totaled 1,402,000 square feet with a 9.9% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$16.86 at December 31, 2011 before acquisitions from C$16.35 at December 31, 2010 as a result of leasing and development activity. During 2011, First Capital acquired properties with gross leasable area totaling 1,607,000 square feet with an average lease rate of C$16.34, bringing the average in place rent to C$16.81 per square foot at year end. Compared to the year ending December 31, 2010, average lease rate per occupied square foot increased by 2.8%.

During 2011, new term leases on existing space averaged C$19.43 per square foot, and renewals averaged C$15.73 per square foot. Newly developed space was leased at an average rate of C$25.63 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$20 to C$23 per square foot range. Newly developed commercial retail unit and pad space would be higher than this range, with anchor and grocery store leases being below this range.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the Helsinki Stock Exchange. Citycon operates primarily in Finland, as well as in Sweden, Estonia and Lithuania. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2009	2010	2011
Our economic interest in Citycon	47.9%	47.3%	48.0%
Shopping centers	84	80	78
Properties under development	—	3	2
GLA (millions of square feet)	10.8	10.1	10.7
Occupancy rate	95.0%	95.1%	95.5%
Average annualized base rent (Euro per sq. ft.)	19.61	20.84	21.95

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,019	971	1,081	283
Net operating income	686	631	720	188
Increase (decrease) in value of investment property and investment property under development, net	(533)	248	(177)	(46)
Same property NOI growth (%)	0.8	(0.3)	3.8%	N/A

The increase in Citycon’s rental income by 11.3% for the year ended December 31, 2011 compared to the year ended December 31, 2010 was a result of the active development of retail properties, acquisitions of additional properties as well as an increase in rental rates. The decrease in Citycon’s rental income to NIS 971 million for the year ended December 31, 2010 from NIS 1,019 million for the year ended December 31, 2009 was driven by a decrease of approximately NIS 96 million resulting from a decrease in the average exchange rate of the Euro against the NIS for the year ended December 31, 2010 compared to the year ended December 31, 2009. Excluding the impact of currency exchange rates, Citycon’s rental income increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 by 4.5% as a result of the growth in GLA and active development of retail properties, as well as an increase in rental rates. The increase in rental income was partially offset by a slightly higher average vacancy rate during the course of the year, residential property divestments in Sweden and the commencement of new redevelopment projects.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2009, 2010, and 2011.

	Year Ended December 31,
	2009	2010	2011
Renewals
Number of leases	146	161	213
GLA leased (square feet at end of period, in thousands)	482	727	888
New contracted rent per leased square foot (EUR)	23.7	20.9	24.9
Prior contracted rent per leased square foot (EUR)	N/A	N/A	28.2
New Leases
Number of leases	727	628	569
GLA leased (square feet at end of period, in thousands)	1,043	999	1,018
Contracted rent per leased square foot (EUR)	26.0	19.2	19.4
Total New Leases and Renewals
Number of leases	873	789	782
GLA leased (square feet at end of period, in thousands)	1,525	1,726	1,906
Contracted rent per leased square foot (EUR)	25.3	19.9	22.0
Expired Leases
Number of leases	781	1,279	877
GLA of expiring leases (square feet at end of period, in thousands)	1,376	2,052	2,005

According to most of the agreements signed between Citycon and its tenants, these tenants undertake to pay, in addition to rent, management fees to cover operating costs which Citycon incurs in maintaining the property. In addition, Citycon has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of Citycon’s total rental revenues. Lease agreements with Citycon’s anchor tenants are mostly for long periods of 10 and even 20 years, while with smaller tenants the lease agreements are mostly for periods of three to five years. Citycon also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of 3 to12 months.

The first half of 2011 was characterized by a positive trend in the countries in which Citycon operates, which was, among other things, reflected in an increase in consumer confidence and in the scope of retail sales. However, the second half of 2011 saw economic deterioration in Europe, due to the debt crisis in the Eurozone countries, and this affected, among other things, the cost and availability of credit. Nonetheless, in 2011, retail sales in Sweden and Finland increased, as did the CPI (both are indices that affect Citycon’s operations), however Estonia and Lithuania saw a sharp decline in these indices in the second half of 2011. In addition, Sweden and Finland recorded a low unemployment rate relative to the average rate in the Eurozone.

During the year ended December 31, 2011, Citycon’s occupancy rate increased to 95.5%. The market rents for retail premises increased moderately and even fell in some areas. The average rent level of new lease agreements made during the year increased compared to the previous year.

The average rent of the leases that began in 2011 was EUR 22.0/sq.ft. and the average rent of the leases that ended in 2011 was EUR 20.2/sq.ft. More specifically, in Finland, the average annual rent rose during 2011 from EUR 22.6/sq.ft. to EUR 23.4/sq.ft., and the occupancy rate rose to 94.1% from 94.0%; in Sweden, during 2011, the annual average rent rose from EUR 17.7/sq.ft. to EUR 19.2/sq.ft., while the occupancy rate rose to 97.0% from 96.4%.

Citycon’s management believes that, as a whole, its existing rental rates correspond well to the current rental market, especially in Finland. In Sweden, Citycon’s management believes that some of the older leases have the potential to be renewed at higher rental rates especially in the properties for which Citycon has re-development plans. Finally, in the Baltic countries, several lease agreements still have rental discounts but since retail sales have been improving, it is expected that their proportion will decrease. Citycon’s management, however, still believes that there is a risk that some leases may be renewed at rental rates that correspond with the current, discounted rates.

Central and Eastern Europe. In Central and Eastern Europe, we acquire, develop and manage shopping centers through Atrium, which is listed on the Euronext Stock Exchange, Amsterdam and on the Vienna Stock Exchange. Atrium operates primarily in Poland, the Czech Republic and Russia, as well as Hungary, Slovakia, Romania and Latvia. The following data is presented on a fully consolidated basis.

	As of December 31,
	2009	2010	2011
Our economic interest in Atrium	30.1%	30.0%	31.6%
Shopping centers	152	153	155
Properties under development	1	3	3
GLA (millions of square feet)	12.0	12.2	13.0
Occupancy rate	94.0%	94.7%	97.3%
Average annualized base rent (Euro per sq. ft.)	13.10	13.84	12.80

The financial data set forth below is presented on a proportionately consolidated basis.

	Year Ended December 31,
	2010	2011
	(NIS in millions except same property NOI growth)		(U.S.$ in millions)
Rental income	321	364	95
Net operating income	200	234	61
Increase in value of investment property and investment property under development, net	44	117	31
Same property NOI growth (%)	8.9	8.6	N/A

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI CEE Management LLC, or CPI. As of December 31, 2008, we and CPI jointly controlled 27.2% of the voting rights in Atrium and our economic interest was 8.2%. In January and September 2009, we and CPI made a further investment in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of our convertible debentures and warrants. As of December 31, 2009, we and CPI jointly controlled 49.8% of the voting rights in Atrium and our economic interest was 30.1%. As of December 31, 2010, our economic interest was 30.0% (29.8% on a fully diluted basis) of the share capital of Atrium and together with CPI we jointly controlled 49.6% of the voting rights in Atrium and had a 49.5% economic interest. As of December 31, 2011 our economic interest in Atrium increased to 31.6% and together with CPI we jointly controlled 51.0% of the voting rights in Atrium. For the years ended December 31, 2008 and 2009 we accounted for our interest in Atrium using the equity method. For the years ended December 31, 2010 and December 31, 2011, we proportionately consolidated the results of Atrium because of our joint control over Atrium. For this reason, we have not presented data for the year ended December 31, 2009 above.

The following table summarizes Atrium’s leasing activities for the years ended December 31, 2010 and 2011.

	Year Ended December 31,
	2010	2011
Renewals
Number of leases	328	401
GLA leased (square feet at end of period, in thousands)	549	666
New contracted rent per leased square foot (EUR)	15.94	17.38
Prior contracted rent per leased square foot (EUR)	16.23	17.48
New Leases
Number of leases	461	506
GLA leased (square feet at end of period, in thousands)	794	1,338
Contracted rent per leased square foot (EUR)	11.24	11.10
Total New Leases and Renewals
Number of leases	789	907
GLA leased (square feet at end of period, in thousands)	1,343	2,004
Contracted rent per leased square foot (EUR)	13.16	13.18
Expired Leases
Number of leases	545	611
GLA of expiring leases (square feet at end of period, in thousands)	932	863

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant’s income increases. As part of the implementation of Atrium’s operational strategy to maintain high occupancy rates in its properties, it has at times granted rent discounts, for limited periods, to tenants who were commercially affected by the financial crisis. However, in some of its operating regions, the rate of these discount rates declined in 2010 and 2011.

In the first nine months of 2011, Atrium generally saw a positive economic trend, with increased consumer spending in its shopping centers. However, during the reminder of the year, uncertain economic conditions and the Eurozone crisis led to downward revisions of GDP forecasts for the markets in which Atrium operates. While international retail brands and, importantly, many strong local retailers, continue to expand in Atrium’s core markets, their ability to do so is often constrained by the relatively limited supply of suitable properties. Demand for prime income producing assets is also seen in the investment markets and has led to heavy competition for assets when they do become available.

A focus on operational efficiency in shopping center management resulted in an increase in Atrium’s operating margin and NOI, while a strategy of introducing turnover rent clauses as a condition for providing short-term rental discounts during the financial crisis had a positive impact on gross and same property rental income. In particular, Atrium’s NOI increased 15.1% from EUR 134.5 million for the year ended December 31, 2010 to EUR 154.9 million for the year ended December, 31 2011. Occupancy rates increased from 94.7% at the end of 2010 to 97.3% at the end of 2011, and same property NOI grew by 8.6% to EUR 138.1 million for the year ended December 31, 2011 compared to EUR 127.2 million for the year ended December 31, 2010.

Atrium’s management believes that its current rental rates are in line with market rates, with potential for increases through indexation.

Germany. We acquire, develop and manage shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,
	2009	2010	2011
Shopping centers	6	6	6
Other properties	—	—	1
GLA (millions of square feet)	1.0	1.1	1.1
Occupancy rate	94.3%	93.0%	93.0%
Average annualized base rent (Euro per sq. ft.)	12.70	13.15	13.04

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	84	78	80	21
Net operating income	57	56	59	15
Increase (decrease) in value of investment property and investment property under development, net	(73)	2	(13)	(4)
Same property NOI growth (%)	1.9	5.3	3.5	N/A

Israel. In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2009	2010	2011
Our economic interest in Gazit Development	75%	75%	75%
Shopping centers	11	12	11
Properties under development	2	2	1
GLA (millions of square feet)	1.5	1.4	1.4
Occupancy rate	92.8%	97.0%	99.0%
Average annualized base rent (NIS per sq. ft.)	95.71	100.06	108.13

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	143	159	195	51
Net operating income	105	116	149	39
Increase in value of investment property and investment property under development, net	180	215	225	59
Same property NOI growth (%)	10.4	7.2	7.2	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,
	2009	2010	2011
Shopping centers	2	4	4
Properties under development	1	—	—
GLA (millions of square feet)	0.226	0.4	0.4
Occupancy rate	98.0%	89.0%	60.1	%(1)
Average annualized base rent (BRL per sq. ft.)	23.6	35.7	34.5

(1)	In December 2011, an anchor tenant terminated its lease, by mutual consent, prior to its original end-date. As of the Reporting Date, Gazit Brazil is examining various alternatives to improve the property including by taking advantage of the existing building rights.

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)
Rental income	11	16	34	9
Net operating income	11	15	29	8
Increase in value of investment property and investment property under development, net	14	29	(18)	(5)

Healthcare Properties

Medical Office Buildings

ProMed. We own and operate medical office buildings in the United States through ProMed, our wholly-owned subsidiary. We fully consolidate the results of ProMed.

	As of December 31,
	2009	2010	2011
Medical office buildings	10	12	15
GLA (millions of square feet)	1.0	1.05	1.4
Occupancy rate	97.7%	95.6%	96.9%
Average annualized base rent (U.S.$ per sq. ft.)	27.08	27.30	29.97

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)
Rental income	127	127	145	38
Net operating income	92	91	103	27
Increase (decrease) in value of investment property and investment property under development, net	(11)	(2)	(3)	(1)

Gazit America and ProMed Canada. We own and operate medical office buildings in Canada through ProMed Canada, a wholly-owned subsidiary of Gazit America, which is listed on the Toronto Stock Exchange. As of December 31, 2009, 2010 and 2011, Gazit-Globe held a 66%, 69.5% and 73.1% economic interest in Gazit America, respectively. Gazit America also holds shares of Equity One. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2009	2010	2011
Medical office buildings	2	3	13
GLA (millions of square feet)	0.1	0.2	1.1
Occupancy rate	84.6%	79.5%	88.4%
Average annualized base rent (C$ per sq. ft.)	11.5	14.6	15.8

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)
Rental income	9	14	55	14
Net operating income	4	7	30	8
Increase (decrease) in value of investment property and investment property under development, net	(5)	(1)	7	2

Senior Housing Facilities

Royal Senior Care. We own and operate senior housing facilities in the United States through Royal Senior Care. As of December 31, 2011, Gazit-Globe held a 60% interest in Royal Senior Care. Royal Senior Care owns 15 senior housing facilities, encompassing approximately 1,650 units in the Southeastern United States with an occupancy rate of 87.1%, 88.5%, 84.2% as of December 31, 2011, 2010, 2009, respectively. We proportionately consolidate (60%) Royal Senior Care’s results in our financial statements. The following data is presented on a proportionately consolidated basis.

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)
Rental income	118	110	110	29
Net operating income	44	42	47	12

Other Businesses

Dori Group. Gazit Development holds, through Acad, 73.8% of the share capital and voting rights of U. Dori Group Ltd., a company listed on the TASE. Prior to April 17, 2011, Gazit-Globe held 36.9% of U. Dori Group Ltd. and on April 17, 2011, it increased its holding in U. Dori Group Ltd. to 73.8% by acquiring the outstanding remaining 50% interest in Acad that it did not previously own. In June 2011, Gazit-Globe sold 100% of Acad, which holds the 73.8% interest in U. Dori Group Ltd., to Gazit Development. On October 24, 2011, Dori Group announced that it had been informed by Gazit Development that Gazit Development was making initial inquiries with the goal, among other things, of considering ways to make the business of Dori Group and Gazit Development more efficient, including restructuring, combining operations or bringing in new partners. These considerations are currently at an early stage and neither company has made any definitive determination with respect to these matters. Dori Group is primarily engaged in the development, construction and sale of real estate projects in Israel and Eastern Europe. Gazit-Globe jointly controlled Dori Group during the years ended December 31, 2009 and 2010 and the period ended April 17, 2011 and proportionately consolidated its results for these periods. The following data for 2009 and 2010 and for the period ended on April 17, 2011 is presented on a proportionately consolidated basis. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

	Year Ended December 31,
	2009	2010	2011	2011
	(NIS in millions)			(U.S.$ in millions)
Revenues from sale of buildings, land and contractual works performed	596	691	1,257	329
Gross profit (loss)	42	69	58	15

Results of Operations

The following describe line items from our audited consolidated income statements important in understanding our results of operations.

Rental income. Rental income consists of rents earned from tenants under lease agreements, including percentage rents based on tenants’ sales volume, property tax and operating cost recoveries and incidental income, including lease cancellation payments. Tenant inducements, including rent abatement and the costs of certain renovations and other expenses, are deducted from rental income on a straight-line basis over the term of the tenant’s lease in cases where the tenant is considered to be the primary beneficiary.

Revenues from sale of buildings, land and contractual works performed. Such revenues primarily consist of revenues from contractual works performed by Dori Group and revenues from the sale of residential apartments by Dori Group.

Property operating expenses. Property operating expenses consist primarily of taxes and fees on properties, repairs and maintenance of properties, salaries and other expenses relating to management of properties, insurance, security and utilities.

Cost of buildings sold, land and contractual works performed. Cost of buildings sold, land and contractual works performed primarily consists of contractual works performed and cost of residential apartments sold by Dori Group, including the cost of land, raw materials and subcontractors.

Increase (decrease) in value of investment property and investment property under development, net. We apply the fair value model, as prescribed in IAS 40. Investment property consists primarily of shopping centers, other retail space and medical office buildings. Investment property under development consists of shopping centers under development. Investment property and investment property under development are presented at fair value, which has been determined based on valuations principally conducted by accredited independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, and by management assessments.

General and administrative expenses. Our general and administrative expenses include primarily salaries and other benefits, consulting and professional fees, depreciation, sales and marketing expenses and office maintenance.

Other income. Other income primarily consists of gain from bargain purchase in connection with acquisitions of investees, which results from shares in these investees having been acquired at a price lower than the fair value of the investee’s identifiable net assets, capital gain and gain from dilution of holding in investees.

Other expenses. Other expenses primarily consist of impairment of goodwill and other assets, capital loss, and loss from dilution of holding in investees.

Group’s share in earnings (losses) of associates, net. Group’s share in earnings (losses) of associates, net, primarily consists of our share in the losses of Atrium in 2009 prior to our proportionate consolidation of Atrium starting from the end of 2009, mainly as a result of adjusting the fair value of investment property, property under development and land, and expenses with respect to the revaluation of convertible debentures to their fair value, which have been offset against the gain on the early redemption of convertible debentures and operating income. The remainder of our share in earnings (losses) of associates, net, including in 2010 and 2011, reflects our share in certain joint ventures of Equity One and Acad with third parties.

Finance expenses. Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on derivative instruments, loss from marketable securities and exchange rate differences, net of finance expenses carried to cost of real estate under development.

Finance income. Finance income primarily consists of gain from marketable securities, gain from early redemption of debentures, dividend income, interest income, including interest income from our investment in convertible debentures issued to us by Atrium, and revaluation of derivatives.

Increase (decrease) in value of financial investments. Increase (decrease) in value of financial investments primarily consists of the adjustment of the fair value of derivatives from our investment in Atrium and the loss from the impairment of available for sale financial assets.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax income or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from the expected changes in corporate tax rates, current tax expenses, and deferred taxes resulting from changes in the fair value of financial derivatives.

Year ended December 31, 2011 compared to year ended December 31, 2010

	Year Ended December 31,		Increase (decrease)	Change (%)	Year Ended December 31, 2011
	2010	2011
	(NIS in millions)				(U.S.$ in millions)
Rental income	4,596	5,239	643	14	1,371
Revenues from sale of buildings, land and contractual works performed	691	1,257	566	82	329

Total revenues	5,287	6,496	1,209	23	1,700

Property operating expenses	1,551	1,740	189	12	455
Cost of buildings sold, land and contractual works performed	622	1,199	577	93	314

Total cost of revenues	2,173	2,939	766	35	769

Gross profit	3,114	3,557	443	14	931
Fair value gain on investment property and investment property under development, net	1,017	1,803	786	77	472
General and administrative expenses	(663)	(830)	(167)	25	(217)
Other income	13	160	147	1,131	42
Other expenses	(48)	(62)	(14)	29	(16)
Group’s share in losses of associates, net	2	40	38	1,900	10

Operating income	3,435	4,668	1,233	36	1,222
Finance expenses	(1,869)	(2,302)	(433)	23	(603)
Finance income	569	79	(490)	(86)	21
Decrease in value of financial investments	(18)	(16)	(2)	(11)	(4)

Income before taxes on income	2,117	2,429	312	15	636
Taxes on income	509	545	36	7	143

Net income	1,608	1,884	276	17	493

Rental Income

The increase of NIS 643 million (U.S. $ 168 million), or 14%, in rental income, or NIS 673 million (U.S. $ 176 million), or 13%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 230 million due to growth from the acquisition of properties by Equity One, mainly from the initial consolidation of CapCo;

•	an increase of NIS 166 million due to external and internal growth in First Capital; and

•	an increase of NIS 177 million due to the completion of developments that came on line during 2011.

Revenues from sale of buildings, land and contractual works performed

The increase of NIS 566 million (U.S. $ 148 million), or 82%, in revenues from sale of buildings, land and contractual works performed, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due to:

•	an increase of NIS 540 million due to the full consolidation of Acad since the beginning of the second quarter of 2011; and

•

an increase of NIS 144 million in revenues from contractual works resulting from an increase in the number of construction projects in which Dori Group was engaged compared to the year ended December 31, 2010;

partially offset by

•	a decrease of NIS 118 million due to lower revenues from the sale of apartments compared to the year ended December 31, 2010.

Property operating expenses

The increase of NIS 189 million (U.S. $ 49 million), or 12%, in property operating expenses, or NIS 210 million (U.S. $ 55 million), or 14%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 121 million due to the growth in GLA associated with properties acquired in 2010 and 2011; and

•

an increase of NIS 56 million in property operating expenses due to higher maintenance costs, higher insurance expense and higher heating and electricity expenses during the year ended December 31, 2011.

Property operating expenses, as a percentage of rental income, was 33.2% for the year ended December 31, 2011 compared to 33.7% for the year ended December 31, 2010.

Cost of buildings sold, land and contractual works performed

The increase of NIS 577 million (U.S. $ 151 million), or 93%, in cost of buildings sold, land and contractual works performed, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 517 million due to the full consolidation of Acad since the beginning of the second quarter of 2011; and

•	an increase of NIS 151 million due to costs arising from an increase in the number of construction projects in which Dori Group was engaged in;

partially offset by

•	a decrease of NIS 91 million due to the decrease in the sale of apartments compared to the year ended December 31, 2010.

Fair value gain on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2011, the fair value of our properties increased by NIS 1,803 million (U.S. $ 472 million), due mainly to the net increase in the fair value of First Capital’s properties. This compares to a fair value gain during the year ended December 31, 2010 of NIS 1,017 million, also due partly to the net increase in the fair value of First Capital’s properties.

General and administrative expenses

The increase of NIS 167 million (U.S. $ 44 million), or 25%, in general and administrative expenses, or NIS 168 million (U.S. $ 44 million), or 25%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•

an increase of NIS 60 million due to compensation that the chairman of the board of directors was entitled to with respect to the expiration of his employment agreement, which compensation was fully and irrevocably waived but recorded as an expense and a corresponding increase in capital reserve;

•	an increase of NIS 15 million due to legal fees associated with a litigation that has been settled;

•	an increase of NIS 27 million in transaction-related costs with respect to acquisitions and investments executed or evaluated by Citycon and by Equity One; and

•	an increase of NIS 32 million primarily due to the full consolidation of Acad since the beginning of the second quarter of 2011.

Other income

The increase of NIS 147 million (U.S. $ 38 million), or 1,131%, in other income, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to NIS 102 million resulting from gain from bargain purchase generated by the purchase of Atrium’s shares, NIS 30 million resulting from non-recurring gains derived from Dori Group and also a NIS 30 million gain resulting from the sale of assets mainly by Atrium.

Finance expenses

The increase of NIS 433 million (U.S. $ 113 million), or 23%, in finance expenses, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•

an increase of NIS 193 million resulting mainly from the increase in the balance of our loans and debentures from an average balance of NIS 32.7 billion in the year ended December 31, 2010 to an average balance of NIS 36.6 billion in the year ended December 31, 2011 and also from an increase in the interest rate of liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2011 compared to the year ended December 31, 2010; and

•

an increase of NIS 190 million due to the revaluation of derivatives, primarily with respect to economic hedging transactions (in the year ended December 31, 2010, this revaluation was accounted for as finance income).

Finance income

The decrease of NIS 490 million (U.S. $ 128 million), or 86%, in finance income, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to a NIS 425 million gain from revaluation of derivatives, primarily with respect to economic hedging transactions which was recognized in 2010 (in 2011 we recognized a loss).

Taxes on income

Taxes on income were NIS 545 million (U.S. $ 143 million) in the year ended December 31, 2011 compared to a taxes on income of NIS 509 million in the year ended December 31, 2010. This change was due mainly to deferred tax expenses with respect to an increase in the value of investment property and investment property under development, compared to deferred tax expenses of NIS 468 million in the year ended December 31, 2010 also due mainly to an increase in the value of investment property, investment property under development and financial derivatives.

Year ended December 31, 2010 compared to year ended December 31, 2009

	Year Ended December 31,		Increase (decrease)	Change (%)
	2009	2010
	(NIS in millions)
Rental income	4,084	4,596	512	13%
Revenues from sale of buildings, land and contractual works performed	596	691	95	16%

Total revenues	4,680	5,287	607	13%

Property operating expenses	1,369	1,551	182	13%
Cost of buildings sold, land and contractual works performed	554	622	68	12%

Total cost of revenues	1,923	2,173	250	13%

Gross profit	2,757	3,114	357	13%
Fair value gain (loss) on investment property and investment property under development, net	(1,922)	1,017	2,939	nm
General and administrative expenses	(584)	(663)	(79)	14%
Other income	777	13	(764)	(98)%
Other expenses	(41)	(48)	(7)	17%
Group’s share in earnings (losses) of associates, net	(268)	2	270	nm

Operating income	719	3,435	2,716	378%
Finance expenses	(1,793)	(1,869)	(76)	(4)%
Finance income	1,551	569	(982)	(63)%
Increase (decrease) in value of financial investments	81	(18)	(99)	nm

Income before taxes on income	558	2,117	1,559	279%
Taxes on income (tax benefit)	(142)	509	651	nm

Net income	700	1,608	908	130%

nm = Not meaningful

Rental income

The increase of NIS 512 million, or 13%, in rental income, or NIS 599 million (U.S. $ 161 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 321 million attributable to the operations of Atrium, the results of which were proportionately consolidated beginning in the year ended December 31, 2010; and

•

an increase of NIS 286 million due to growth of 3.2 million square feet in GLA (comprising 2.0 million square feet from acquisitions and 1.2 million from completion of development and redevelopment projects), and increase in average rental rates, partially offset by

•	a decrease of NIS 37 million due to sales of three income producing properties in Israel.

Revenues from sale of buildings, land and contractual works performed

The increase of NIS 95 million, or 16%, in revenues from sale of buildings, land and contractual works performed, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to an increase in revenues from contractual works resulting from a significant increase in the number of construction projects in which Dori Group was engaged compared to the year ended December 31, 2009.

Property operating expenses

The increase of NIS 182 million, or 13%, in property operating expenses, or NIS 204 million (U.S. $ 55 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 121 million resulting from the initial proportionate consolidation of Atrium in 2010;

•

an increase of NIS 81 million in property operating expenses due to higher maintenance costs, higher insurance expense, higher heating and electricity expenses during the year ended December 31, 2010; and

•

an increase of NIS 29 million due to the growth of 3.2 million square feet in GLA (comprising 2.0 million square feet from acquisitions and 1.2 million from completion of development and redevelopment projects), partially offset by

•	a decrease of NIS 20 million due primarily to a decrease in bad debt expense and lower common area maintenance costs.

Property operating expenses, as a percentage of rental income, was 33.8% for the year ended December 31, 2010 compared to 33.5% for the year ended December 31, 2009.

Cost of buildings sold, land and contractual works performed

The increase of NIS 68 million, or 12%, in cost of buildings sold, land and contractual works performed, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to costs arising from an increase in the number of construction projects in which Dori Group was engaged.

Fair value gain (loss) on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2010, the fair value of our properties increased by NIS 1,017 million, due mainly to the decrease in cap rates and, in some of the regions in which we operate, to an increase in the projected cash flows from our properties. For the year ended December 31, 2010, the fair value of our properties increased in all of our regions other than the United States; however, the decline in fair value of our properties in the United States was significantly smaller in the year ended December 31, 2010 than it was in the year ended December 31, 2009.

This compares to a fair value loss during the year ended December 31, 2009 of NIS 1,922 million, due mainly to the rise in the cap rates and, in some of the regions in which we operate, to a decline in the projected cash flows from our properties.

General and administrative expenses

The increase of NIS 79 million, or 14%, in general and administrative expenses, or NIS 111 million (U.S. $ 30 million), or 19%, excluding the impact of currency exchange rates, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 51 million resulting from the initial proportionate consolidation of Atrium in 2010;

•	an increase of NIS 54 million due to transaction related costs with respect to acquisitions and investments executed or evaluated during 2010; and

•	an increase of NIS 16 million due to newly established headquarters for Gazit America,

partially offset by

•	a decrease of NIS 22 million related to lower severance costs and lower payroll expenses.

Other income

The decrease of NIS 764 million, or 98%, in other income, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to income of NIS 769 million resulting from negative goodwill gain generated from the acquisition of additional Atrium shares, Citycon shares and Equity One shares of NIS 631 million, NIS 108 million and NIS 30 million, respectively, during the year ended December 31, 2009 at a price lower than the fair value of the relevant entity’s identifiable net assets, which was offset by income from sales of properties of Citycon of NIS 13 million.

Group’s share in earnings (losses) of associates, net

The decrease of NIS 270 from share in losses of associates for the year ended December 31, 2010 compared to the year ended December 31, 2009 was due primarily to the initial proportionate consolidation of Atrium in 2010 (which was an associate until the end of 2009).

Finance expenses

The increase of NIS 76 million, or 4%, in finance expenses, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	an increase of NIS 45 million due to higher average interest bearing debt in the year ended December 31, 2010 compared to the year ended December 31, 2009;

•	a decrease of NIS 32 million of capitalization of finance expenses to real estate under development in the year ended December 31, 2010 compared to the year ended December 31, 2009; and

•	an increase of NIS 27 million attributable to early redemption of debentures by Atrium,

partially offset by

•	a decrease of NIS 29 million due to the revaluation loss in 2009 of convertible instruments which were classified as liabilities.

Finance income

The decrease of NIS 982 million, or 63%, in finance income, for the year ended December 31, 2010 compared to the year ended December 31, 2009, was due primarily to:

•	a decrease of NIS 1,055 million due to a non-recurring gain recorded in 2009 from the exchange of convertible debentures for shares of Atrium;

•	a decrease of NIS 167 million due to interest income from the Atrium convertible debentures which were converted at the end of 2009 to Atrium shares; and

•	a decrease of NIS 102 million which reflects the gain from the early redemption of debentures and convertible debentures recorded in 2009,

partially offset by

•	an increase of NIS 339 million due to the revaluation of derivatives, primarily with respect to economic hedging transactions; and

•	an increase of NIS 45 million of foreign exchange income.

Increase (decrease) in value of financial investments

The decrease in value of financial investments of NIS 18 million in 2010 compared with 2009 was due to a write-down of an investment in a debt instrument, compared with an increase in value of financial investments of NIS 81 million in 2009 resulting from the revaluation of warrants and the conversion of Atrium’s debentures.

Taxes on income (tax benefit)

Taxes on income were NIS 509 million in the year ended December 31, 2010 compared to a tax benefit of NIS 142 million in the year ended December 31, 2009. This change was due primarily to deferred tax expenses of NIS 468 million recorded during the year ended December 31, 2010 due to an increase in the value of investment property, investment property under development and financial derivatives, compared to deferred tax income of NIS 177 million in the year ended December 31, 2009 due to a decrease in the value of investment property and investment property under development.

Leasing expenditures

Leasing expenditures, such as tenant improvement costs and leasing commissions, are not material to our business as a whole and therefore additional disclosure would not be meaningful to prospective investors.

See also “Item 4—Information on the Company—Business Overview—Government Regulations”

B.	Liquidity and Capital Resources

We conduct the substantial majority of our income producing property operations in the United States, Canada, Northern Europe and Central and Eastern Europe through our public subsidiaries and affiliates. We also conduct our real estate development and construction operations in Israel and Eastern Europe through our public subsidiary, Dori Group. We conduct the remainder of our operations, including our shopping center business in Israel, Germany and Brazil and our medical office building and senior housing businesses in the United States, through privately owned subsidiaries.

Our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements in their local markets with the exception of Gazit America which has received two loans from us and First Capital in the amounts of C$ 20 million and C$ 37 million as of December 31, 2011, respectively. We or our wholly-owned subsidiaries have from time to time purchased their equity when they have issued equity in their local public markets. In addition, while Gazit-Globe has not generally made shareholder loans to our principal public subsidiaries and affiliates, Equity One, First Capital, Citycon or Atrium, Gazit-Globe has invested in convertible debentures issued by First Capital, Citycon and Atrium.

The short-term liquidity requirements of our public subsidiaries and affiliates and of Gazit-Globe and its wholly-owned subsidiaries consist primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring company expenditures, such as general and administrative expenses, non-recurring company expenditures (such as tenant improvements and tenant-specific redevelopment) and dividends payable by our public subsidiaries and affiliates to their shareholders and by Gazit-Globe to our shareholders. Historically, these requirements have been satisfied principally through cash generated from operations and, where necessary, short-term borrowings under credit facilities. In addition, where necessary, we use proceeds from debt and equity offerings to fund our dividend payments. Due to the nature of our business, we and our subsidiaries typically generate significant amounts of cash from operations.

The long-term capital requirements of our public subsidiaries (other than Dori Group) and affiliates and of Gazit-Globe and its private subsidiaries consist primarily of maturities under long-term debt, development and redevelopment costs and the costs related to growing our business, including acquisitions. Historically, these requirements have been funded through a combination of sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, Atrium, and Gazit America. In the year ended December 31, 2011, we received dividend payments in the amount of NIS 517 million (U.S. $ 135 million) from these subsidiaries and interest payments in the amount of NIS 44 million (U.S. $ 12 million) on account of debt securities that we held in First Capital and Citycon and a loan to Gazit America. In 2010, we received dividend payments in the amount of NIS 470 million from these subsidiaries and interest payments in the amount of NIS 40 million on account of debt securities that we held in First Capital and Citycon. In 2009, we received dividend payments in the amount of NIS 750 million from these subsidiaries and interest payments in the amount of NIS 140 million on account of debt securities that we held in First Capital, Citycon and Atrium.

Because a significant portion of our operations are conducted through public subsidiaries and affiliates, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries and affiliates.

As of December 31, 2011, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 2.9 billion (U.S. $ 767 million). As of December 31, 2011, we had revolving credit lines on a consolidated basis in the total amount of NIS 9.5 billion (U.S. $ 2.5 billion), of which we had drawn a total of NIS 4.1 billion (U.S. $ 1.1 billion) and had NIS 5.4 billion (U.S. $ 1.4 billion) available for immediate drawdown. In total, our liquid assets and approved unutilized credit facilities as of December 31, 2011 amounted to NIS 8.3 billion (U.S. $ 2.2 billion) on a consolidated basis. As of December 31, 2011, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 33.6 billion (U.S. $ 8.8 billion). Our interest-bearing debt on a consolidated basis was NIS 39.9 billion (U.S. $ 10.4 billion) (excluding NIS 1.0 billion (U.S. $ 258 million) of convertible debentures) as of December 31, 2011.

As of December 31, 2011, we had a working capital deficiency of NIS 958 million (U.S. $ 251 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 5.4 billion (U.S. $ 1.4 billion) was available for immediate withdrawal as of December 31, 2011) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

For information on capital and long-term debt raised subsequent to the Reporting Date, see Note 40 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 928 million (U.S. $ 243 million). As of December 31, 2011, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 3.2 billion (U.S. $ 831 million), of which they had drawn a total of NIS 2.1 billion (U.S. $ 550 million) and had NIS 1.1 billion (U.S. $ 281 million) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2011, amounted to NIS 2.0 billion (U.S. $ 0.5 billion) on a consolidated basis. As of December 31, 2011, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 1.5 billion (U.S. $ 392 million). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 14.2 billion (U.S. $ 3.7 billion) as of December 31, 2011.

As of December 31, 2011, Gazit-Globe and its private subsidiaries had a working capital deficiency of NIS 517 million (U.S. $ 135 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving credit lines (under which NIS 1.1 billion (U.S. $ 281 million) was available as of December 31, 2011) which we may draw on to pay down our current liabilities if we do not refinance them and to fund our dividend, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due and continue to pay a dividend.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2011, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 8.8 billion (U.S. $ 2.3 billion) and indebtedness to financial institutions in the aggregate amount of NIS 5.5 billion (U.S. $ 1.4 billion). As of December 31, 2010, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 8.4 billion and indebtedness to financial institutions in the aggregate amount of NIS 3.4 billion.

In June 2011, Gazit-Globe and an Israeli bank entered into a U.S. $ 250 million secured credit facility agreement to replace a U.S. $ 90 million credit facility agreement.

The following table sets forth information regarding the credit facilities to which Gazit-Globe and its private subsidiaries are party as of December 31, 2011:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various	2,103	1.9	1,074	3,177	3.5%
Term Loan	EUR	973	3	N/A	N/A	4.9-5.4%
Term loans	Israeli CPI	346	3.2	N/A	N/A	3.3%
Fixed-Rate mortgages	U.S.$	1,165	4.5	N/A	N/A	6.0%
Floating-Rate mortgages	EUR	588	3.8	N/A	N/A	Euribor + 0.85- 5.5%
Fixed-rate mortgages (RSC—60)%	U.S.$	242	3.7	N/A	N/A	4.75- 5.91%
Floating-rate mortgages (RSC—60)%	U.S.$	75	1.3	N/A	N/A	5.50 6.45	%- %

Total		5,492

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2011:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms
	(NIS in millions)	(NIS in millions)
Series A	332	264	6.5%	6.18%	2017	U.S. dollar
Series B	170	154	6-month EURIBOR + 2%	3.44%	2016	Euro
Series C	1,150	1,387	4.95%	4.88%	2018	Increase in the Israeli CPI
Series D (1)	1,884	2,173	5.1%	5.03%	2021	Increase in the Israeli CPI
Series E	556	541	6-Month TELBOR + 0.7%	3.66%	2017	None
Series F	1,424	1,414	6.4%	6.73%	2016	None
Series I	1,439	1,646	5.3%	5.58%	2018	Increase in the Israeli CPI
Series J (Secured)	605	669	6.5%	6.36%	2019	Increase in the Israeli CPI
Series K (1)	451	448	5.35%	5.48%	2024	Increase in the Israeli CPI
Non-listed	10	12	5.65%	5.84%	2012	Increase in the Israeli CPI
Non-listed issued by wholly-owned subsidiary	33	40	5.1%	5.86%	2012	Israeli CPI
Non-listed issued by wholly-owned subsidiary	50	58	4.57%	4.98%	2015	Israeli CPI

Total	8,104	8,806

(1)	On January 22, 2012, Gazit-Globe completed a private placement to institutional investors, of NIS 185 million par value Series D debentures through the expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value Series K debentures, for immediate consideration of NIS 226 million (NIS 1.22 for each NIS 1.00 par value of Series D debentures and 0.122 call options for no additional consideration) (U.S. $ 59 million).

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to the Israeli CPI) for each NIS 120 par value of Series K debentures. By the expiration date 1.84 million options were exercised to NIS 221 million par value Series K debentures in consideration for NIS 224 million (U.S. $ 59 million).

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, including: (i) maintenance of a ratio of actual drawn credit to value of securities (mainly listed securities of public subsidiaries and affiliates of Gazit-Globe) of 60% to 91%, (ii) maintenance of minimum shareholders’ equity excluding non-controlling interests of NIS 3.75 billion for Gazit-Globe, (iii) maintenance of a ratio of financial debt, net to total assets, based on consolidated financial statements, not in excess of 75%, (iv) maintenance of a ratio of financial debt, net to total assets, based on an expanded solo basis, not in excess of 77.5%-80%, based on the equity method for investments in investees, (v) a requirement that shareholders’ equity for Atrium (attributable to equity holders of Atrium) not be less than EUR 1.5 billion, (vi) maintenance of a ratio of shareholders equity (excluding non-controlling interests) to total assets of Atrium not in excess of 48.5%, (vii) maintenance of a ratio of annual dividend from First Capital shares which are held as collateral, to interest expense on actual drawn credit, over any three consecutive quarters shall not be less than 1.5, (viii) maintenance of average quarterly EPRA FFO, calculated according to EPRA, over any two consecutive quarters, above NIS 60 million, (ix) maintenance of a ratio of Citycon’s equity (including capital loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to Citycon’s total balance sheet of not less than 30%, (x) maintenance of a ratio of Citycon’s EBITDA (with certain adjustments) to Citycon’s net financial expenses of not less than 1.6, (xi) maintenance of a ratio of First Capital’s net financial debt, with the addition of the leverage that is reflected by the amount utilized bank credit out of the total credit facility, to First Capital’s EBITDA not in excess of 14.2 and not in excess of 13.5 over any three consecutive quarters, (xii) maintenance of a ratio of First Capital’s EBITDA to First Capital’s financial expenses of not less than 1.75x, (xiii) maintenance of the ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xiv) the ratio of Equity One’s EBITDA (as adjusted) to Equity One’s net financial debt shall not be less than 1.65, (xv) the ratio of the sum of Equity One’s net interest bearing debt and the outstanding amount under the credit facility to Equity One’s EBITDA shall not exceed 14, and/or (xvi) the ratio of the interest bearing debt and the outstanding amount under the credit facility to Equity One’s NOI shall not exceed 13, (xvii) maintenance of the ratio of actual drawn credit to value of securities (pledged Citycon shares which fair value is the average of its market value and net asset value) shall not exceed 70%, (xviii) maintenance of the ratio of securities value (Citycon shares) to actual drawn credit (as defined in the agreement) shall not be less than 1.1, (xix) maintenance of the ratio of Citycon shares used as collateral shall not be less than 30% from Citycon’s share capital, (xx) maintenance of the ratio of pledged Equity One shares shall not be less than 20% of Equity One’s share capital on a fully diluted basis, (xxi) maintenance of the ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%, (xxii) ratio of dividend from Equity One shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters, (xxiii) ratio of Equity One’s and Gazit America’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion Equity One’s and Gazit America’s real estate value (by the ratio of Equity One’s and Gazit America’s shares that are pledged) shall not exceed 82.5%, (xxiv) maintenance of the ratio of actual drawn credit to value of securities (Equity One’s and Gazit America’s shares by average of market value and net asset value, which with respect to Gazit America attributes to real estate activity and excludes its interest in Equity One) shall not exceed 70%, and (xxv) maintenance of the ratio of actual drawn credit to the average share value of Atrium (calculated as average of market value and net asset value) shall not exceed 60%. As of December 31, 2011, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

In addition, some of Gazit Globe’s credit facilities also include additional customary conditions requiring their immediate repayment. Such customary conditions, include, but are not limited to: the change of control in the Company, consolidated subsidiaries or in companies whose securities are pledged to secure the facility, structural changes, certain material legal proceedings (including with respect to liquidation, receivership and assets sale proceedings), and cessation of activities.

We believe, based on currently proposed plans and assumptions relating to Gazit-Globe’s operations, that its existing financial arrangements will be sufficient to satisfy its cash requirements for at least the next twelve months.

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One’s indebtedness as of December 31, 2011(1):

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (U.S.$ in thousands)		Remaining Maturity (years)
Unsecured debentures	U.S.$	6.06	6.24	685,627		4.1
Mortgages	U.S.$	6.10	6.10	536,929		4.9
Unsecured credit facilities:
Bank Syndicate (U.S.$ 575 million)	U.S.$	1.85	1.85	138,000		3.8
City National Bank of Florida ($15 million)	U.S.$	—	—	—	(2)	0.3

Total				1,360,556

(1)	In February 2012, Equity One closed a U.S. $ 200 million unsecured term loan which matures in February 2019 and can be increased to U.S. $ 250 million. The term loan bears interest at an annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in Equity One’s credit ratings. Equity One also entered into interest rate swaps to convert the term loan’s LIBOR rate to a fixed interest rate, providing Equity One an effective fixed interest rate on the term loan of 3.46% per annum based on Equity One’s current credit ratings.
(2)	As of December 31, 2011, the credit facility was unutilized.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total liabilities to assets not in excess of 60%, (ii) maintenance of a ratio of secured debt to assets not in excess of 40%, (iii) maintenance of a ratio of adjusted EBITDA to interest expenses and principal payments at a minimum level of 1.50x, (iv) maintenance of a ratio of unsecured debt to unsecured assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.85x, (vi) maintenance of a ratio of the amount of investments in non-income-producing properties (with respect to investment in unimproved land, properties under development, mezzanine debt, equity securities and mortgage loans) and the percentage of Equity One’s total assets not in excess of 35%, (vii) budgeted development and redevelopment expenses are not to exceed 20% of the total assets value, (viii) maintenance of a ratio between total amount of loans taken against a first mortgage together with investment in mezzanine type debt to total asset value will not exceed 10%, and (ix) a requirement that the tangible net worth may not fall below U.S. $ 1.5 billion plus 75% of the proceeds of all equity issuances after September 2011. As of December 31, 2011, Equity One was in compliance with all of these covenants.

In light of the resources that are available to Equity One, mainly unused and committed credit facilities in the amount of U.S. $ 447 million (NIS 1,708 million) and U.S. $ 336 million as of December 31, 2011 and December 31, 2010, respectively, and cash and cash equivalents in the amount of U.S. $ 11.0 million (NIS 42 million) and U.S. $ 38.3 million as of December 31, 2011 and December 31, 2010, respectively, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2011:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures (1)	C$	5.49	5.63	1,240,594	4.9
Unsecured convertible debentures (2)(3)	C$	5.59	6.84	282,328	6.3
Mortgages	C$	5.88	5.68	1,409,772	4.2
Unsecured credit facilities (C$500 million)	C$	3.06	3.06	140,570	1.5
Secured credit facilities (C$50 million)	C$	2.95	2.95	33,826	1

				3,107,090

(1)	On April 4, 2012, First Capital completed a public offering in Canada of C$ 175 million par value unsecured debentures (Series N) which bear fixed annual interest at the rate of 4.5%, and are payable in one principal payment in March 2021.
(2)	On February 15, 2012, First Capital redeemed the remaining C$ 19.3 million par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million First Capital shares.
(3)	On February 16, 2012, First Capital completed a public offering in Canada of C$ 75 million par value unsecured convertible debentures (series H) which bear annual interest at the rate of 4.95%, are convertible into First Capital shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of debt to total assets not in excess of 65%, (ii) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (iii) maintenance of a ratio of EBITDA to debt servicing (principal and interest payments) at a minimum level of 1.5x, (iv) a requirement that First Capital’s net worth may not fall below C$1 billion plus 75% of the consideration of capital issuances after June 24, 2011, (v) maintenance of a ratio of unpledged assets (not including properties under development) to unsecured debt at a minimum level of 1.3x and (vi) a restriction on the amount of investments in non-income-producing properties (with respect to investment in joint ventures and properties that are not controlled, mortgages and construction) (vii) maintenance of ratio of secured debt to total assets shall not exceed 40% . As of December 31, 2011, First Capital was in compliance with all of these covenants.

In light of the resources that are available to First Capital as of December 31, 2011, mainly unused and committed credit facilities in the amount of C$351.5 million (NIS 1,314 million) and C$882 million as of December 31, 2011 and December 31, 2010, respectively, and cash and cash equivalents in the amount of C$3.1 million (NIS 12 million) and C$31.7 million as of December 31, 2011 and December 31, 2010, respectively, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that First Capital will meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2011:

Debt Instrument	Denomination		Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR		5.1	5.46	39,614	3
Unsecured convertible debentures (1)	EUR		4.5	7.58	68,093	1.7
Mortgages and secured term loans	—	(2)	4.1	4.1	27,717	1.8
Unsecured credit facilities - EUR 360 million	SEK		3.2	3.2	108,842	0.9
Other unsecured debts-variable interest (3)	—	(2)	3.0	3.0	1,158,576	2.9
Other unsecured debts—fixed interest	—	(2)	5.4	5.4	144,413	4.8

					1,547,255

(1)	The company owned EUR 42 million out of the EUR 71.25 million par value of convertible debentures as of December 31, 2011.
(2)	EUR 783.3 million is denominated in Euros, EUR 538.1 million is denominated in Swedish Krona, and EUR 9.3 million is denominated in Latvian Lat.
(3)	Citycon entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 1,005.4 million of these variable interest loans.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total assets not below 32.5% and (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of at least 1.8. As of December 31, 2011, Citycon was in compliance with all of these covenants.

Since Citycon’s strategy is based on expansion, Citycon will need both equity capital and borrowings. Its goal is to arrange financing on a long term basis and to avoid any large concentration of maturity dates for its indebtedness. Citycon aims to guaranty the availability and flexibility of financing through unused credit lines and by using several banks and financing methods as sources of finance.

In light of the resources that are available to Citycon, mainly unused and committed credit facilities in the amount of EUR 253.7 million (NIS 1,253 million) and EUR 225.5 million as of December 31, 2011 and December 31, 2010, respectively, and cash and cash equivalents in the amount of EUR 91.3 million (NIS 451 million) and EUR 19.5 million as of December 31, 2011 and December 31, 2010, respectively, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term, debt refinancing and disposals of investment properties can be considered.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2011:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (in EUR thousands)	Maturity (years)
Floating rate debentures	EUR	4.3	4.8	146,036	2013-2017
Fixed rate debentures	EUR	5	5.6	65,899	2013-2015
Floating rate debentures	Czech Krona	2.7	3.2	30,891	2015
Secured loans at fixed rate	EUR	4.5	4.7	261,329	6.3
Secured loan at floating rate	EUR	3.9	3.8	54,605	6.0
Other debt				9,232

				567,992

As of December 31, 2011 and December 31, 2010, Atrium had cash and cash equivalents of EUR 234.9 million (NIS 1,160 million) and EUR 373.5 million, respectively. Atrium management plans to meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, proceeds from the issuance of equity and convertible securities, proceeds from property dispositions and available cash.

Gazit America

Gazit America has four revolving credit lines, two lines denominated in Canadian dollars and two lines denominated in U.S. dollars, in the aggregate amounts of C$35.7 million and U.S. $ 43 million, of which C$3.6 million and U.S. $ 14.3 million, respectively, remained unutilized as at December 31, 2011. As of December 31, 2011, the credit lines bore a variable annual interest at an average rate of 2.45%-4.22%. The credit lines include financial and operational covenants.

The following table sets forth information regarding Gazit America’s indebtedness as of December 31, 2011:

	Carrying Amount of Liabilities (C$ in thousands)	Weighted Average Interest Rate	Average Repayment Period (years)
Fixed rate mortgages	91,851	4.87%	6.7
Secured term loans and credit facilities at variable interest	140,109	4.54%	2.1

Total	231,960

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of equity to debt ratios; (ii) maintenance of ratio of debt to market value of respective pledged shares at a certain level and (iii) maintenance of customary debt coverage ratios. As of December 31, 2011, Gazit America was in compliance with all of these covenants.

Dori Group

The following table sets forth information regarding Dori Group’s indebtedness as of December 31, 2011:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (in NIS thousands)	Final Maturity
Unsecured debentures (1)	NIS	7.63	8.35	97,864	2015
Unsecured debentures (1)	Israeli CPI	7.44	7.47	325,462	2012-2019
Unsecured debentures	Zloty	9.1-9.8	9.1-9.8	48,176	2014
Unsecured convertible debentures (1)	Israeli CPI	5.25	10.53	10,069	2012
Long term loans and credit	NIS/Israeli CPI	5.3-6.75	5.3-6.75	8,070	2012-2016
Long term loans and credit	Zloty	6.9-9.4	6.9-9.4	68,484	2012-2016
Short term loans and credit	NIS	4.95-6.25	4.95-6.25	95,262	2012

				653,387

(1)	Secured by a negative pledge.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of ratio of equity to total assets on consolidated basis shall not be less than 10%-15%;

(ii) maintenance of ratios of equity to total assets on consolidated basis in investees shall not be less than 10%-25%; (iii) U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million; and (iv) Dori Construction has undertaken not to pledge its assets or to transfer them to third parties. As of December 31, 2011, Dori Group was in compliance with all of these covenants.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase (Decrease)
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(NIS in millions)			(%)
Net cash provided by operating activities	926	782	1,190	(16)%	52%
Net cash used in investing activities	(677)	(2,618)	(4,848)	287%	85%
Net cash provided by financing activities	1,225	1,287	4,343	5%	237%
Cash and cash equivalents, end of period	2,018	1,321	1,961	(35)%	48%

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our rental properties (rental and other revenues less property operating expenses), less general and administrative expenses and interest expense.

Net cash provided by operating activities totaled NIS 1,190 million (U.S. $ 311 million) for the year ended December 31, 2011 compared to NIS 782 million for the year ended December 31, 2010. The increase of NIS 408 million, or 52%, was due primarily to moderate improvement in the current operations of our subsidiaries, timing differences with respect to working capital items and interest payments, and to non-recurring income recorded as cash flow from operating activities.

Net cash provided by operating activities totaled NIS 782 million for the year ended December 31, 2010 compared to NIS 926 million for the year ended December 31, 2009. The decrease of NIS 144 million, or 16%, was due primarily to changes in the working capital items.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred in developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 4,848 million (U.S. $ 1,269 million) for the year ended December 31, 2011 compared with NIS 2,618 million used in investing activities for the year ended December 31, 2010. The increase of NIS 2,230 million (U.S. $ 584 million), or 85%, was due primarily to a higher use of cash in respect of the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2011 compared with the year ended 2010, higher net investments in available for sale and other financial assets for the year ended 2011 compared with net proceeds from disposals in 2010, and a higher amount of long term loans granted in the year ended 2011 compared to the year ended 2010.

Net cash used in investing activities totaled NIS 2,618 million for the year ended December 31, 2010 compared with NIS 677 million used in investing activities for the year ended December 31, 2009. The increase of NIS 1,941 million, or 287%, was due primarily to lower use of cash in respect of acquisition of investment properties in 2009 and positive cash flow amounting to NIS 1,262 million in 2009 resulting from the initial proportionate consolidation of Atrium and higher proceeds from sale of available for sale securities in 2009. Investing activities on a consolidated basis during 2010 consisted of acquisitions and development of investment properties and fixed assets for NIS 3,574 million, dispositions of investment properties and fixed assets for NIS 1,043 million, investments in investees of NIS 9 million, purchase of available for sale financial assets for NIS 422 million and disposition of available for sale financial assets of NIS 478 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities consists primarily of capital issuance by Gazit-Globe and its subsidiaries, proceeds from obtaining loans, proceeds from credit facilities and the issuance of debentures and convertible debentures, less repayment and redemption of debt and dividends paid to shareholders.

Net cash provided by financing activities totaled NIS 4,343 million (U.S. $ 1,137 million) for the year ended December 31, 2011 compared with NIS 1,287 million net cash used in financing activities for the year ended December 31, 2010. The difference for the year ended December 31, 2011 from the year ended December 31, 2010 is due primarily to the higher receipt of long-term loans, credit facilities and short-term credit, offset by smaller aggregate issuances of shares by us and repayment of larger amounts of long-term loans and debentures compared to the year ended December 31, 2010, as well as due to an increase in our holdings of interests in our subsidiaries.

Net cash provided by financing activities totaled NIS 1,287 million for the year ended December 31, 2010 compared with NIS 1,225 million net cash provided by financing activities for the year ended December 31, 2009, and NIS 4,161 million for the year ended December 31, 2008.

The difference for the year ended December 31, 2010 from the year ended December 31, 2009 was not material.

2011. During the year ended December 31, 2011, we financed our activities primarily by:

•

the issuance of equity amounting to NIS 1,033 million, comprised of the issuance of equity amounting to NIS 319 million in Gazit-Globe, C$23 million of equity securities by First Capital, U.S. $ 96 million of equity securities by Equity One and EUR 54 million of equity securities by Citycon;

•

loans and proceeds from credit facilities, net of repayments of long-term loans and credit facilities, amounting to NIS 3,396 million, comprised of NIS 1,687 million received by Gazit-Globe and its private subsidiaries, U.S. $ 181 million repaid by Equity One, C$276 million received by First Capital, EUR 142 million received by Citycon, EUR 50 million received by Atrium, and C$110 million received by Gazit America; and

•

the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,189 million, comprised of the net issuance of C$281 million of debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 203 million and the repurchase of debentures and convertible debentures by Atrium in the amount of EUR 19 million, offset by:

•	increase in our ownership of subsidiaries amounting to NIS 410 million; and

•

dividend distributions amounting to NIS 865 million comprised of NIS 298 million paid by Gazit-Globe, U.S. $ 66 million paid by Equity One, C$69 million paid by First Capital and EUR 18 million paid by Citycon.

2010. During 2010, we financed our activities primarily by:

•

the issuance of equity amounting to NIS 2,154 million, comprised of the issuance of NIS 638 million of equity securities by Gazit-Globe, U.S. $ 245 million of equity securities by Equity One, C$99 million of equity securities by First Capital, C$1.3 million of equity securities by Gazit America, NIS 20 million of equity securities by Dori Group and EUR 37 million of equity securities by Citycon;

•

the issuance of debentures and convertible debentures, net of repayments and repurchases, amounting to NIS 1,539 million, comprised of the issuance of NIS 455 million of debentures by Gazit-Globe and a wholly-owned subsidiary, C$387 million of debentures by First Capital and EUR 69 million repaid by Atrium;

•

loans and proceeds from credit facilities, net of repayments of long-term loans and credit facilities, amounting to NIS 1,664 million, comprised of the NIS 1,340 million repaid by Gazit-Globe and its private subsidiaries, U.S. $ 75 million repaid by Equity One, C$37 million repaid by First Capital, C$20 million of loans repaid by Gazit America, EUR 1.3 million repaid by Atrium and EUR 11 million repaid by Citycon, offset by:

•

dividend distributions amounting to NIS 664 million, comprised of the NIS 209 million paid by Gazit-Globe and Gazit Development, U.S. $ 43 million paid by Equity One, C$63 million paid by First Capital and EUR 14 million paid by Citycon.

2009. During 2009, we financed our activities primarily by:

•

the issuance of equity amounting to NIS 1,038 million, comprised of the issuance of NIS 391 million of equity securities by Gazit-Globe, U.S. $ 93 million of equity securities by Equity One, C$83 million of equity securities by First Capital and NIS 9 million of equity securities by Dori Group;

•

the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,924 million, comprised of the issuance of NIS 814 million of debentures by Gazit-Globe, U.S. $ 42 million of issuance, net of repayment of debentures by Equity One, C$212 million of debentures by First Capital (net of C$31 million of purchases by Gazit), EUR 35 million of debentures by Citycon and NIS 32 million of debentures by Dori Group; and

•

loans and proceeds from credit facilities net of repayment of long-term loans and credit facilities amounting to NIS 965 million, comprised of the NIS 445 million repaid by Gazit-Globe and its private subsidiaries, U.S. $ 119 million repaid by Equity One, C$96 million repaid by First Capital, EUR 62 million repaid by Citycon and NIS 35 million repaid by Dori Group, offset by:

•

dividend distributions amounting to NIS 647 million, comprised of the NIS 179 million paid by Gazit-Globe, U.S. $ 44 million paid by Equity One, C$58 million paid by First Capital and EUR 14 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. In accordance with this policy, in November 2010 we announced that beginning in the first quarter of 2011, the quarterly dividend declared would be at least NIS 0.39 per share each quarter and that the dividend for 2011 would therefore be at least NIS 1.56 per share. On April 11, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S. $ 0.11) per share. On July 4, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S. $ 0.11) per share. On October 4, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S. $ 0.11) per share. On December 28, 2011, Gazit-Globe paid a quarterly cash dividend of NIS 0.39 (U.S. $ 0.11) per share. On April 23, 2012, Gazit-Globe paid a quarterly cash dividend of NIS 0.40 (U.S. $ 0.11) per share. We had previously announced that our minimum dividend to be declared in 2012 will not be less than NIS 0.40 (U.S. $ 0.11) per share per quarter (NIS 1.60 (U.S. $ 0.43) per annum).

Our ability to pay dividends is also dependent on whether our subsidiaries and affiliates distribute dividends to Gazit-Globe so that Gazit-Globe can have adequate cash for distribution to its shareholders and, since we do not only use operating cash flows to pay our dividend, on our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends or pay a smaller dividend, our ordinary shares may be less valuable because a return on an investment will only occur if our stock price appreciates.

For our discussion of the use of financial instruments for hedging purposes, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

For our discussion of our material commitments for capital expenditures, please see “Cash Flows” above in this section and Note 26(c) to our audited consolidated financial statements included elsewhere in this annual report.

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2011. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries), with each of our public subsidiaries and affiliates being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

A significant proportion of our consolidated assets are held through our public subsidiaries and affiliates, the results of each of which are either fully or proportionately consolidated in accordance with IFRS in our consolidated financial statements. The securities in our public subsidiaries and affiliates presented in the table below are publicly traded. We believe this additional disclosure together with the net liabilities presented in the following table is valuable to investors in analyzing and understanding our net asset value, or NAV, also referred to as equity attributable to equity holders of the Company, in addition to our EPRA NAV and EPRA NNNAV presented below. In particular, we believe the tables provide investors with information that can be used to compute our NAV (for example, by calculating NAV based on the market price of the securities of our public subsidiaries and affiliates).

We present our investment in public subsidiaries and affiliates net of liabilities in the following table because our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. The liquidity and available borrowings of each of our public subsidiaries and affiliates are not available to support the others’ operations. We present the book value attributable to our private subsidiaries on a gross asset basis in the following table because traditionally the short-term liquidity and long-term capital requirements of our private subsidiaries have been funded through a combination of sources, primarily from Gazit-Globe. The liquidity and available borrowings of Gazit-Globe and its private subsidiaries are generally available to support of all of our private subsidiaries’ operations (as well as investments in our public subsidiaries).

Assets Summary Table

Name of Company/Region	Type of Security/ Property	Holding (Number of Shares or Principal Amount)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One (4)	Shares (NYSE)	38.4	1,963	514	2,492	652
First Capital	Shares (TSX)	90.1	4,581	1,199	5,828	1,525
Citycon	Convertible Shares (OMX)	133.5	2,120	555	1,522	398
Citycon	Convertible debentures (OMX)	42.0	226	59	—	—
Atrium	Shares (Euronext, VSX)	117.9	3,535	925	2,027	530
Gazit America	Shares (TSX)	17.0	296	77	308	81
Dori Group (5)	Shares (TASE)	63.8	152	40	84	22
Income-producing
Royal Senior Care (6)	property	—	576	151	—	—
Income- producing property in Europe	Income-producing property	—	1,008	264	—	—
Property under
Land in Europe (7)	development and land	—	287	75	—	—
Income-producing
ProMed	property	—	1,887	494	—	—
Income-producing
Brazil	property	—	517	135	—	—
Income-producing property in Israel (7)	Income-producing property	—	1,726	452	—	—
Property under development and land in Israel (7)	Property under development and land	—	146	38	—	—

Total book value:			19,020	4,978

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2011 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2011 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2011.
(4)	Represents only our direct interest in Equity One (in addition, Gazit America owned 14.3 million Equity One shares as of December 31, 2011).
(5)	Represents linked holding in Dori Group.
(6)	Presented according to the proportionate consolidation method (60%) at the fair value of the properties, in accordance with the revaluation method in IAS 16.
(7)	Presented according to the proportionate consolidation method (75%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company	Type of Security	Holding (Number of Shares or Principal Amount)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One (3)	Shares (NYSE)	38.4	1,963	514	2,492	652
First Capital	Shares (TSX)	90.1	4,581	1,199	5,828	1,525
Citycon	Convertible Shares (OMX)	133.5	2,120	555	1,522	398
Citycon	Convertible debentures (OMX)	42.0	226	59	—	—
Atrium	Shares (Euronext, VSX)	117.9	3,535	925	2,027	530
Gazit America	Shares (TSX)	17.0	296	77	308	81
Royal Senior Care	Shares	—	210	55	—	—
Gazit Germany	Shares	—	294	77	—	—
Gazit Development	Shares	—	407	107	—	—
ProMed	Shares	—	643	168	—	—
Brazil	Shares	—	159	42	—	—
Other	Shares	—	36	9	—	—

Total book value:			14,470	3,787

(1)	This represents the book value of the investment as of December 31, 2011 according to the equity method under IFRS. The table presents the book value of such investment on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2011.
(3)	Represents only our direct interest in Equity One (in addition, Gazit America owned 14.3 million Equity One shares as of December 31, 2011).

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) and our consolidated liabilities as of December 31, 2011. Liabilities of public subsidiaries and affiliates are not presented in this table as the investment in public subsidiaries and affiliates in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	8,806	(2)	2,305	8,806	(2)	2,305	17,100	(3)	4,475
Debts to financial institutions	3,043	(4)	797	5,388	(5)	1,410	22,627	(6)	5,922
Other liabilities	237	(7)	61	807	(8)	211	18,018	(9)	4,716

Total liabilities and non-controlling interests	12,086		3,163	15,001		3,926	57,745		15,113
Less—monetary assets (10)	4,752	(11)	1,244	3,117	(12)	816	5,738	(13)	1,502

Liabilities, net	7,334		1,919	11,884		3,110	52,007		13,611

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.

(2)	Represents NIS 15,782 million of debentures recorded as non-current liabilities and NIS 1,318 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 8,294 million of debentures issued by public subsidiaries and affiliates. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2011.
(3)	Represents NIS 15,782 million of debentures recorded as non-current liabilities and NIS 1,318 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011.
(4)	Represents NIS 19,899 million of debt to financial institutions recorded as non-current liabilities and NIS 2,728 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 17,134 million of public subsidiary and affiliate debt to financial institutions, minus NIS 2,450 million of our wholly-owned, operating private subsidiaries debt to financial institutions.
(5)	Represents NIS 19,899 million of debt to financial institutions recorded as non-current liabilities and NIS 2,728 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 17,134 million of public subsidiary and affiliate debt to financial institutions and minus NIS 105 million of debt to financial institutions of Gazit Development (reflecting the 25% minority interest in such debt).
(6)	Represents NIS 19,899 million of debt to financial institutions recorded as non-current liabilities and NIS 2,728 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011.
(7)	Represents NIS 2,270 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 12,248 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 5,250 million of such liabilities of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 12,396 million of non-controlling interests of our public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 135 million of other adjustments attributable to our public subsidiaries and affiliates.
(8)	Represents NIS 2,270 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 12,248 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 4,598 million of such liabilities of public subsidiaries and affiliates, minus NIS 82 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities), minus NIS 12,313 million of non-controlling interests of our public subsidiaries and affiliates, minus NIS 83 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities) and minus NIS 135 million of other adjustments attributable to our public subsidiaries and affiliates and the 25% minority interest in Gazit Development.
(9)	Represents NIS 2,270 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 12,248 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2011.
(10)	Monetary assets consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 4,079 million of monetary assets recorded as current assets and NIS 1,659 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 3,762 million of such assets of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, plus NIS 2,776 million of loans to our wholly-owned, operating private subsidiaries.

(12)	Represents NIS 4,079 million of monetary assets recorded as current assets and NIS 1,659 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 3,067 million of such assets of public subsidiaries and affiliates plus NIS 446 million of monetary assets of Gazit Development.
(13)	Represents NIS 4,079 million of monetary assets recorded as current assets and NIS 1,659 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2011.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2011:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	14,470	3,787
Liabilities, net	(7,334)	(1,919)

Net Asset Value (NAV)	7,136	1,868

Equity attributable to equity holders of the Company in our consolidated financial statements	7,136	1,868

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2011:

	NIS in millions	U.S.$ in millions
Book value of the investments in the table above:	19,020	4,978
Liabilities, net	(11,884)	(3,110)

Net Asset Value (NAV)	7,136	1,868

Equity attributable to equity holders of the Company in our consolidated financial statements	7,136	1,868

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2011, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

•	The NOI for the period for each of our subsidiaries and affiliates.

•	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended December 31,			Three Months Ended December 31,
	2010	2011		2010	2011
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	4,596	5,239	1,371	1,184	1,392	364
Property operating expenses, net of depreciation	(1,538)	(1,730)	(453)	(393)	(453)	(118)

NOI for the period	3,058	3,509	918	791	939	246
Less—minority’s share in NOI	(1,362)	(1,594)	(417)	(362)	(413)	(108)

NOI for the period—Our proportionate share	1,696	1,915	501	429	526	138

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year	1,696	1,915	501	1,716 (1)	2,104 (2)	552 (2)

(1)	NOI for the fourth quarter of 2010 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2010.
(2)	NOI for the fourth quarter of 2011 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2011.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2010	2011		2010	2011
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit	3,114	3,557	931	812	953	249
Depreciation included in property operating expenses	13	10	2	2	2	1
Revenues from sale of buildings, land and contractual works performed (1)	(691)	(1,257)	(329)	(202)	(356)	(93)
Cost of buildings sold, land and contractual works performed (1)	622	1,199	314	179	340	89
Non-controlling interests’ share in the NOI	(1,362)	(1,594)	(417)	(362)	(413)	(108)

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	1,696	1,915	501	429	526	138

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. Commencing September 30, 2007 through April 17, 2011, Dori Group was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of sale of buildings, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different discount rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2011. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2011:

Cap Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions) (1)	32,400	30,086	28,080	26,325

(U.S.$ in millions)	8,479	7,874	7,349	6,890

(1)	NOI divided by the cap rate.

Properties under development, which properties are not yet operating, which includes land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2011, amounted to NIS 2,039 million (U.S. $ 534 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2011.

	NIS in millions	U.S.$ in millions
Investment property under development	3,219	842
Non-controlling interest portion of such properties	(1,180)	(308)

Investment property under development (according to the proportionate consolidation method)	2,039	534

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2011, amounted to NIS 23,480 million (U.S. $ 6,145 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2011.

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	12,662	(1)	3,314	17,100	(2)	4,475
Debts to financial institutions	13,881	(3)	3,633	22,627	(4)	5,922
Other liabilities	642	(5)	168	18,018	(6)	4,716

Total liabilities and non-controlling interest	27,185		7,115	57,745		15,113
Less—monetary assets (7)	3,705	(8)	970	5,738	(9)	1,502

Liabilities, net	23,480		6,145	52,007		13,611

(1)	Represents NIS 15,782 million of debentures recorded as non-current liabilities and NIS 1,318 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 4,438 million of debentures which we do not proportionately consolidate.
(2)	Represents NIS 15,782 million of debentures recorded as non-current liabilities and NIS 1,318 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011.
(3)	Represents NIS 19,899 million of debt to financial institutions recorded as non-current liabilities and NIS 2,728 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 8,746 million of debt to financial institutions which we do not proportionately consolidate.
(4)	Represents NIS 19,899 million of debt to financial institutions recorded as non-current liabilities and NIS 2,728 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2011.

(5)	Represents NIS 2,270 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 12,248 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 12,106 million of non-controlling interests plus our proportionately consolidated liabilities attributable to assets held for sale in the amount of NIS 44 million and our proportionately consolidated portion of convertible debentures in the amount of NIS 456 million, and excluding NIS 2,270 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,270 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,500 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 12,248 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2011.
(7)	Monetary assets consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.
(8)	Represents NIS 4,079 million of monetary assets recorded as current assets and NIS 1,659 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2011, minus NIS 1,594 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 1,063 million of trades and accounts receivables, plus NIS 472 million of loans to Gazit Development and plus NIS 152 million representing the net asset value of Dori Group.
(9)	Represents NIS 4,079 million of monetary assets recorded as current assets and NIS 1,659 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2011.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our properties in our principal areas of operations:

	USA		Canada	Northern and Western Europe	Central- Eastern Europe	Israel
				%
December 31, 2011	6.9		6.3	6.4	8.4	7.5
December 31, 2010	7.4	(1)	6.8	6.4	9.4	7.8

(1)	Year 1 implied cap rate was 7.0%.

Non-IFRS Financial Measures

Net Operating Income

This annual report includes a discussion of property net operating income, or NOI. NOI is a non-IFRS financial measure that we define as rental income less property operating expenses, net of depreciation expense. This measure provides an operating perspective not immediately apparent from IFRS operating income or loss. NOI is most comparable to gross profit. We use NOI to evaluate our performance on a property-by-property basis because NOI allows us to evaluate the impact that factors such as lease structure, lease rates and tenant base, which vary by property, have on our operating results. However, NOI should only be used as an alternative measure of our financial performance.

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	NIS in millions					U.S.$ in millions
Rental income	3,607	3,556	4,084	4,596	5,239	1,371
Property operating expenses	(1,182)	(1,170)	(1,369)	(1,551)	(1,740)	(455)
Depreciation included in property operating expenses	11	10	14	13	10	2

Net operating income	2,436	2,396	2,729	3,058	3,509	918

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	NIS in millions					U.S.$ in millions
Reconciliation of gross profit to NOI:
Gross Profit	2,443	2,320	2,757	3,114	3,557	931
Depreciation included in property operating expenses	11	10	14	13	10	2
Revenues from sale of buildings, land and contractual works performed (1)	(108)	(613)	(596)	(691)	(1,257)	(329)
Cost of buildings sold, land and contractual works performed (1)	90	679	554	622	1,199	314

NOI	2,436	2,396	2,729	3,058	3,509	918	(2)

(1)	Revenues from sale of buildings, land and contractual works performed primarily comprises revenue from contractual works performed by the Dori Group. Commencing September 30, 2007 through April 17, 2011, Dori Group was consolidated in our financial statements in accordance with the proportionate consolidation method as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Cost of sale of buildings, land and contractual works performed primarily comprises costs of contractual work performed by the Dori Group.
(2)	NOI is translated into U.S. dollars at the rate of NIS 3.821 = U.S. $ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2011.

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) before depreciation and amortization, income taxes and net finance expense or income, excluding valuation gains or losses from investment property, income arising from negative goodwill, our share in earnings or losses of associates, net, and increase or decrease in value of financial investments, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing performance. Our management believes that adjusted EBITDA is useful to investors because it allows investors to evaluate and compare our performance from period to period in a meaningful and consistent manner in addition to standard financial measurements under IFRS. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income, as an indicator of operating performance or any measure of performance derived in accordance with IFRS.

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2007	2008	2009	2010	2011	2011
	NIS in millions					U.S.$ in millions
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	2,248	(2,659)	700	1,608	1,884	493
Depreciation	24	25	39	38	41	11
Non-recurring items (1)	71	18	42	92	147	38
Valuation (gains) losses from investment property	(1,862)	3,956	1,922	(1,017)	(1,803)	(472)
Other income	(25)	(704)	(777)	(13)	(160)	(42)
Other expenses	—	85	41	48	62	16
Group’s share in (earnings) losses of associates, net	(4)	86	268	(2)	(40)	(10)
Finance expenses	1,459	1,739	1,793	1,869	2,302	603
Finance income	(560)	(802)	(1,551)	(569)	(79)	(21)
Decrease (increase) in value of financial investments	30	727	(81)	18	16	4
Taxes on income	604	(597)	(142)	509	545	143

Adjusted EBITDA	1,985	1,874	2,254	2,581	2,915	763

(1)	Adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior employees with us, the adjustment of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman) and exceptional legal expenses not related to the reporting periods.

EPRA FFO and Adjusted EPRA FFO

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. The EPRA FFO is calculated as the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gains from negative goodwill (or bargain purchase) and the amortization of goodwill, changes in the fair value recognized with respect to financial instruments, deferred taxes and non-controlling interests with respect to the above items.

In the United States, where financial statements are prepared in conformity with United States generally accepted accounting principles, it is customary for companies with income-producing property to publish their funds from operations, or FFO, results (which is the net income (loss) attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by the U.S.-based National Association of Real Estate Investment Trusts, or NAREIT.

We believe that EPRA FFO is similar in substance to FFO, with adjustments primarily for the results reported under IFRS. We believe that publication of EPRA FFO, which is computed according to the directives of EPRA, and Adjusted EPRA FFO are more useful to investors than FFO because our financial statements are prepared in conformity with IFRS. In addition, publication of Adjusted EPRA FFO provides a better basis for the comparison of our operating results in a particular period to those of previous periods and strengthens the uniformity and the comparability of this financial measure to that published by other European property companies.

As clarified in the EPRA and NAREIT position papers, the EPRA FFO and FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, they are not a substitute for the reported net income (loss) and are unaudited.

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
In millions (except for per share data)	2009	2010	2011	2011
	NIS			U.S.$
Net income attributable to equity holders of the Company	1,101	790	626	164
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net	1,922	(1,017)	(1,803)	(472)
Capital loss (gain) on sale of investment property and investment property under development	3	(13)	14	4
Impairment of goodwill	31	42	38	10
Changes in the fair value of derivatives measured at fair value through profit and loss	(1,277)	(456)	193	51
Adjustments with respect to associates	343	— *	2	1
Loss from decrease in holding rate of investees	6	4	1	— **
Deferred taxes and current taxes with respect to disposal of properties	(171)	494	531	139
Acquisition costs recognized in profit and loss	—	21	21	5
Gain from negative goodwill	(775)	—	(102)	(27)
Non-controlling interests’ share in the above adjustments	(960)	241	581	152

Total adjustments	(878)	(684)	(524)	(137)

EPRA FFO	223	106	102	27

Additional adjustments: (1)
CPI and currency exchange rate linkage differences	184	77	167	43
Gain (loss) from early redemption of debentures	(96)	1	(4)	(1)
Depreciation and amortization	30	69	26	7
Other adjustments (2)	79	106	114	30

Total additional adjustments	197	253	303	79

Adjusted EPRA FFO	420	359	405	106

Basic net income (loss) per share	8.49	5.59	4.05	1.06

Diluted net income (loss) per share	8.47	5.57	3.75	0.98

Diluted EPRA FFO per share	1.72	0.75	0.66	0.17

Diluted Adjusted EPRA FFO per share	3.24	2.54	2.62	0.69

Weighted average number of shares used to calculate: basic net income (loss) per share (in thousands of shares) (3)	129,677	141,150	154,456	154,456

diluted EPRA FFO per share and diluted Adjusted EPRA FFO per share (in thousands of shares) (3)	129,706	141,387	154,783	154,783

*	Represents an amount lower than NIS 1 million.

**	Represents an amount lower than U.S. $ 1 million
(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); and exceptional legal expenses not related to the reporting periods.
(3)	The number of shares for each applicable period is the average number of outstanding shares during such period.

	Year Ended December 31,
Per share	2009	2010	2011	2011
	NIS			U.S.$
Net income attributable to equity holders of the Company	8.49	5.59	4.05	1.06
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net	14.82	(7.19)	(11.67)	(3.05)
Capital loss (gain) on sale of investment property and investment property under development	0.02	(0.09)	0.09	0.02
Impairment of goodwill	0.24	0.30	0.25	0.06
Changes in the fair value of derivatives measured at fair value through profit and loss	(9.85)	(3.23)	1.25	0.33
Adjustments with respect to associates	2.64	— *	0.01	—	**
Loss from decrease in holding rate of investees	0.05	0.03	— *	—	**
Deferred taxes and current taxes with respect to disposal of properties	(1.32)	3.49	3.44	0.9
Acquisition costs recognized in profit and loss	—	0.15	0.14	0.04
Gain from negative goodwill	(5.98)	—	(0.66)	(0.17)
Non-controlling interests’ share in the above adjustments	(7.39)	1.70	3.76	0.98

Total adjustments	(6.77)	(4.84)	(3.39)	(0.89)

EPRA FFO	1.72	0.75	0.66	0.17

Additional adjustments: (1)
CPI and currency exchange rate linkage differences	1.42	0.54	1.08	0.28
Gain (loss) from early redemption of debentures	(0.74)	0.01	(0.03)	—	**
Depreciation and amortization	0.23	0.49	0.17	0.05
Other adjustments (2)	0.61	0.75	0.74	0.19

Total additional adjustments	1.52	1.79	1.96	0.52

Adjusted EPRA FFO	3.24	2.54	2.62	0.69

*	Represents an amount lower than NIS 0.01.
**	Represents an amount lower than U.S. $ 0.01.
(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); and exceptional legal expenses not related to the reporting periods.

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI. In January and December 2009, we made further investments in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of convertible debentures and warrants of Atrium held by us at that time. Prior to cancellation of the convertible debentures, we earned interest on the convertible debentures, which was reflected in our Adjusted EPRA FFO for the year ended December 31, 2009. As a result of this exchange during 2010, we no longer received interest payments with respect to our investment in Atrium, however, we included our share in Atrium’s adjusted EPRA FFO, which was lower than the interest yield on the convertible debentures, and consequently, this was the main reason our Adjusted EPRA FFO for the year ended December 31, 2010 declined to NIS 359 million (NIS 2.54 per share) from NIS 420 million (NIS 3.24 per share).

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA’s position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of derivatives, which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of assets to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for the impact revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to remove the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

According to EPRA, shareholder’s equity, also referred to as net asset value, or NAV, reported in the financial statements under IFRS does not provide investors with the most relevant information on the fair value of the assets and liabilities within an ongoing real estate investment company with a long-term investment strategy. The purpose of EPRA NAV is to highlight the fair value of net assets on an ongoing, long-term basis. Assets and liabilities that are not expected to crystallize in normal circumstances, such as the fair value of financial derivatives and deferred taxes on property valuation surpluses are therefore excluded. Similarly, properties acquired exclusively with a view to subsequent disposal in the near future or for development and resale are adjusted to their fair value under EPRA NAV.

While EPRA NAV is designed to provide a consistent measure of the fair value of a company’s net assets on a going concern basis, some investors like to use a “spot” measure of NAV which shows all assets and liabilities at their fair value. The objective of EPRA NNNAV is to report net asset value including fair value adjustments in respect of all material balance sheet items which are not reported at their fair value as part of the EPRA NAV.

These data do not constitute a valuation of our assets and do not replace the data presented in our financial statements. Rather they provide an additional way of viewing our results in accordance with the recommendations of EPRA. In addition, these measures enable our results to be compared with those of other European property companies. We calculate EPRA NAV and EPRA NNNAV in accordance with EPRA’s Best Practices Recommendations.

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2009	2010	2011	2011
in millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	5,189	5,915	7,136	1,868
Adjustments for neutralization of fair value of derivatives (1)	(589)	(1,081)	(815)	(213)
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	1,031	1,129	1,818	475

Net asset value—EPRA NAV	5,631	5,963	8,139	2,130

EPRA NAV per share (in NIS)	40.6	38.6	49.4	12.9

Number of shares used to calculate EPRA NAV per share (in thousands of shares) (3)	138,765	154,367	164,821	164,821

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Note 2.k.4 to our consolidated financial statements included elsewhere in this annual report . This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,
	2009	2010	2011	2011
	NIS			U.S. $
EPRA NAV—Per Share
Equity attributable to the equity holders of the Company, per the financial statements	37.4	38.3	43.3	11.3
Adjustments for neutralization of fair value of derivatives (1)	(4.2)	(7.0)	(4.9)	(1.3)
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	7.4	7.3	11.0	2.9

Net asset value—EPRA NAV	40.6	38.6	49.4	12.9

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Note 2.k.4 to our consolidated financial statements included elsewhere in this annual report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.

(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,
	2009	2010	2011	2011
in millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	5,631	5,963	8,139	2,130
Adjustment for addition of fair value of derivatives (1)	589	1,081	815	213
Adjustments of financial liabilities to fair value (2)	(46)	(1,066)	(907)	(237)
Other adjustments to provision for deferred taxes (3)	(702)	(853)	(1,329)	(348)

“Adjusted” net asset value—EPRA NNNAV	5,472	5,125	6,718	1,758

EPRA NNNAV per share (in NIS)	39.4	33.2	40.8	10.7

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares) (4)	138,765	154,367	164,821	164,821

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(4)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,
EPRA NNNAV—Per Share	2009	2010	2011	2011
	NIS			U.S.$
EPRA NAV	40.6	38.6	49.4	12.9
Adjustment for addition of fair value of derivatives (1)	4.2	7.0	4.9	1.3
Adjustments of financial liabilities to fair value (2)	(0.3)	(6.9)	(5.5)	(1.4)
Other adjustments to provision for deferred taxes (3)	(5.1)	(5.5)	(8.0)	(2.1)

“Adjusted” net asset value—EPRA NNNAV	39.4	33.2	40.8	10.7

(1)

Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

Critical Accounting Policies

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this annual report. The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See “Item 3—Key Information—Risk Factors” for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management’s estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control and jointly controlled entities. Joint control exists when the shareholders have a contractual arrangement that establishes joint control. We fully consolidate into our financial statements the results of operations of companies that we control. Legal control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the balance sheet date are considered when assessing whether we have legal control. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following criteria to determine if effective control exists:

•	Whether we hold a significant voting interest (but less than half the voting rights).

•	Whether there is a wide diversity of public holdings of the remaining shares conferring voting rights.

•

Whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the right to nominate the majority of the board members.

•	The absence of a single entity that holds a significant portion of the investee’s shares.

•	Our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management.

•	Whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. Jointly controlled entities are consolidated in our financial statements using the proportionate consolidation method. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

For the year ended December 31, 2011, Equity One, First Capital and Citycon were consolidated based on our determination of effective control. Please see Note 2(c) to our audited consolidated financial statements appearing elsewhere in this annual report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which is referred to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements are translated as follows: (1) assets and liabilities are translated at the closing rate at the date of that balance sheet, (2) income and expenses are translated at average exchange rates for the presented periods and (3) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “adjustments from translation of financial statements.”

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2011, we wrote up the value of our properties on a consolidated basis by NIS 1,803 million (of which Gazit-Globe’s share was NIS 991 million). This compares to a write up in 2010 of NIS 1,017 million (of which Gazit-Globe’s share was NIS 579 million) and a write down in 2009 of NIS 1,922 million (of which Gazit-Globe’s share was NIS 845 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property. As of December 31, 2011, substantially all of our investment property under development was measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 68% of such investment properties for the year ended December 31, 2011 in fair value terms (of which 47% were performed at December 31, 2011). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 30% of such investment properties during the year ended December 31, 2011 (30% of which were performed at December 31, 2011). Fair value of investment property was determined by accredited independent appraisers with respect to 69% of such investment properties during the year ended December 31, 2010 (51% of which were performed at December 31, 2010). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 51% of such investment properties during the year ended December 31, 2010 (49% of the valuations were performed at December 31, 2010). In each case, the remainder of the valuations were performed by the management of our subsidiaries. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the comparative approach (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow approach (less cost to complete and developer profit in the case of investment property under development) or (3) the income capitalization approach. When using the comparative approach we and the external valuers rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2011, 27% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (Residual Method, DCF or income capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the discounted cash flow approach requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12(b) to our audited consolidated financial statements included elsewhere in this annual report for the cap rates implied in the valuations of the investment property. See Notes 12(c) and 13(d) to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis regarding changes in the yields resulting from our fair value estimates.

Derivative Financial Instruments

We utilize derivative financial instruments, principally cross currency swaps, interest rate swaps and forward currency contracts to manage our exposure to fluctuations in interest rates, changes in the Israeli consumer price index and changes in foreign exchange rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instrument activities. We have not entered into, and do not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, we have a policy of entering into derivative contracts only with major financial institutions.

Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are reflected in our income statement when incurred. Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period. The fair value of the derivatives is determined based on the estimation of the discount rates and the expected exchange rates, interest rates and CPI rates. Changes in these valuation assumptions could result in significant change in the value of the derivatives.

Fair Value Measurements

The fair value of assets and liabilities that are recognized or disclosed at fair value in financial statements is determined according to the following hierarchy:

Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data). Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Changes in the underlying valuation assumptions could result in significant changes in the values of our assets and liabilities and our results of operations.

Business Combinations and Goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of business combinations that occurred on or after January 1, 2010, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquired entity’s net identifiable assets. With respect to business combinations that occurred prior to January 1, 2010, the non-controlling interests were measured at their relative share of the fair value of the acquired entity’s net identifiable assets. With respect to business combinations that occur on or after January 1, 2010, the direct costs relating to the acquisition are recognized immediately as an expense on the income statement, and as for business combinations that occurred prior to January 1, 2010, these costs were recognized as part of the acquisition cost.

From January 1, 2010, in a business combination achieved in stages, equity rights in the acquired entity that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and included in the acquisition consideration by recognizing in the income statement the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss. Prior to January 1, 2010, in a business combination achieved in stages, assets, liabilities and contingent liabilities of the acquired entity were measured at fair value at the business combination date, with the difference between their fair value upon acquisition prior to the business combination date and their fair value upon the date of business combination recognized in other comprehensive income. Additionally, each tranche was treated separately to determine the goodwill upon obtaining control. The revaluation reserve created with respect to these revaluations is transferred to retained earnings when the item for which it had been created is written down or de-recognized, whichever is earlier. In cases where the prior investment was accounted for as an available-for-sale security, the difference between its fair value and the carrying amount of the investment using the equity method prior to the business combination date was charged to retained earnings.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recognized as a gain from negative goodwill on the income statement upon acquisition. After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized.

Acquisitions of Subsidiaries and Operations That are not Business Combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

Investments in Associates

Associates are companies in which we have significant influence over the financial and operating policies without having control. The investment in associates is accounted for using the equity method of accounting, meaning, the investment in associates is presented at cost plus changes in our share of net assets, including other comprehensive income (loss), of the associates. Profits and losses resulting from transactions between us and the associate are eliminated to the extent of the interest in the associate. The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in our financial statements.

Rental Income

Our management has determined that all of the leases with our various tenants are operating leases since we retain substantially all of the risks and rewards incidental to ownership of such properties. Rental income with scheduled rent increases is recognized using the straight-line method over the respective terms of the leases commencing when the tenant takes possession of the premises. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are deducted and considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term. Leases also generally contain provisions under which the tenants reimburse us for a portion of property operating expenses and real estate taxes incurred; such income is recognized in the periods earned. Management considers whether we are acting as a principal or as an agent in the transaction. In cases where we operate as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where we operate as a main supplier and retain the risks and rewards associated with the transaction, revenues are presented on a gross basis. In addition, certain operating leases contain contingent rent provisions under which tenants are required to pay, as additional rent, a percentage of their sales in excess of a specified amount. We recognize contingent rental income only when those specified sales targets are met and notification is received from the tenant.

Income Taxes

Taxes on income in the income statement is comprised of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the income statement except to the extent that the tax arises from items which are recognized in other comprehensive income or in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income (loss) or directly in equity.

Current tax liability is measured using the tax rates and tax laws that have been enacted by the balance sheet date. Significant estimates are required to determine the amount of deferred tax assets that can be recognized and deferred tax liabilities that should be recognized, based upon the availability of reversing deferred tax liability, likely timing and level of future taxable profits together with future tax planning strategies.

Deferred taxes are recognized using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the income statement. As of December 31, 2011, we had NIS 167 million (U.S. $ 44 million) of deferred tax assets and NIS 2,924 million (U.S. $ 765 million) of deferred tax liabilities as compared to NIS 99 million of deferred tax assets and NIS 2,029 million of deferred tax liabilities as of December 31, 2010.

Taxes that would apply in the event of the sale of investments in investees have not been taken into account in recognizing deferred taxes, as long as the realization of the investments in investees is not expected in the foreseeable future. Also, deferred tax liabilities that may arise with respect to distribution of earnings by investee companies as dividends have not been taken into account in recognizing deferred taxes, since it is our policy not to initiate dividend distributions that trigger additional tax liability.

Nevertheless, deferred taxes are recognized for the undistributed earnings of a subsidiary, which qualifies as a REIT for tax purposes, such as Equity One, due to the REIT’s policy to distribute most of its taxable income to its shareholders. These deferred taxes are recognized based on our interests in the REIT.

In cases of investment in single asset entities, which we expect to recover by selling the entity’s shares, rather than the underlying assets, we recognize deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

Recently Adopted Accounting Pronouncements

IFRS 3 Business Combinations (Revised) and IAS 27 Consolidated and Separate Financial Statements (Amended)

IFRS 3 (Revised) and IAS 27 (Amended) introduced significant changes in the accounting for business combinations and transactions with owners of non-controlling interests. The changes introduced by IFRS 3 (Revised) and IAS 27 (Amended) were applied prospectively from January 1, 2010 and affect acquisitions and transactions with non-controlling interests occurring on or after that date. These changes are described above under the caption “Business Combination and Goodwill”.

Recently Issued Accounting Pronouncements

IFRS 9—Financial Instruments

In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial instruments will be measured at fair value. In subsequent periods, all debt instruments and financial assets will be at fair value, except for debt instruments, which can be measured at amortized cost in certain conditions. Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis. When a liability is measured at fair value, the amount of the fair value adjustment attributed to changes in credit risk will be carried to other comprehensive income. All other fair value adjustments will be carried to the statement of income. Liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value. IFRS 9 will be effective starting January 1, 2015. Earlier adoption is permitted. We are still examining IFRS 9 and are currently unable to estimate its impact, if any, on our financial statements.

IAS 12—Income Taxes

In December 2010, the IASB issued an amendment to IAS 12. This amendment relates to the recognition of deferred taxes for investment property measured at fair value. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected. The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization. The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012. Earlier adoption is permitted. We expect that the amendment will decrease our deferred tax liability, in amount which is currently estimated at NIS 280 million (U.S. $ 73 million) of which NIS 142 million (U.S. $ 37 million) is attributed the equity holders of the Company.

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”. IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. Power is defined as the ability to influence and direct the investee’s activities that significantly affect the investor’s return. IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. We are evaluating the possible impact of the adoption of IFRS 10 but are presently unable to assess the effects, if any, on our financial statements.

IAS 27R—Separate Financial Statements

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by venturers. IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method, as opposed to the provisions of IAS 31 which allowed us to make an accounting policy choice whether to apply proportionate consolidation or the equity method for entities under joint control.

•

Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. We are evaluating the possible impact of the adoption of IFRS 11 but are presently unable to assess its impact on our financial statements. The Company believes some of our joint ventures, primarily Atrium European Real Estate Limited and Royal Senior Care LLC will be accounted for using the equity method rather than proportionate consolidation.

IAS 28R—Investments in Associates

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for our investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees. The required disclosures will be included in our financial statements upon initial adoption of IFRS 12.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value. IFRS 13 also prescribes certain specific disclosure requirements. The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard’s effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. The new disclosures will not be required for comparative data. We are evaluating the possible impact of the adoption of IFRS 13 but are presently unable to assess the effects, if any, on our financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,477,994	85,856	1,330,190	2,061,947
Mortgages	2,039,075	389,766	894,617	179,812	574,881
Debentures	8,807,839	819,100	1,021,927	1,931,511	5,035,301
Construction commitments	61,513	12,393	21,348	21,348	6,424
Future interest obligations	3,654,579	857,613	1,099,906	762,366	934,694

Total contractual obligations	18,041,000	2,164,728	4,367,988	4,956,984	6,551,300

The following table summarizes the contractual obligations of Equity One as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	527,298	—	—	527,298	—
Mortgages	2,033,314	178,948	270,479	995,543	588,344
Unsecured debentures	2,640,831	38,210	955,250	1,647,371	—
Operating leases	39,340	3,278	5,999	8,895	21,168
Construction commitments	384,775	384,775	—	—	—
Interest obligations (1)	1,321,024	280,586	520,689	386,482	133,267

Total contractual obligations	6,946,582	885,797	1,752,417	3,565,589	742,779

(1)	Excluding interest on credit facilities.

The following table summarizes the contractual obligations of First Capital as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	652,154	126,492	525,662	—	—
Mortgages	5,250,273	555,869	2,109,912	1,213,367	1,371,125
Unsecured debentures	4,663,158	373,950	1,110,632	467,438	2,711,138
Unsecured convertible debentures	1,124,737	—	—	—	1,124,737
Operating leases	80,990	3,377	6,645	5,878	65,090
Construction commitments	320,042	257,764	62,278	—	—
Interest obligations	2,880,769	624,160	991,420	655,800	609,389
Financial guarantees	90,122	—	—	—	90,122

Total contractual obligations	15,062,245	1,941,612	4,806,549	2,342,483	5,971,601

The following table summarizes Citycon’s contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	6,992,024	1,028,873	3,144,676	2,499,261	319,214
Mortgages	136,869	706	124,371	11,792	—
Unsecured debentures	197,524	—	197,524	—	—
Convertible debentures (1)	351,840	—	351,840	—	—
Operating leases	3,456	1,481	1,975	—	—
Construction commitments	100,737	100,737	—	—	—
Interest obligations	835,122	257,364	365,163	160,108	52,487
Financial guarantees	214,314	—	—	—	214,314

Total contractual obligations	8,831,886	1,389,161	4,185,549	2,671,161	586,015

(1)	Gazit-Globe owns EUR 42 million principal amount of the 4.50% outstanding convertible debentures.

The following table summarizes Atrium’s contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	49,618	45,589	—	—	4,029
Mortgages	1,572,317	82,550	216,333	565,419	708,015
Unsecured debentures	1,219,421	—	443,724	356,699	418,998
Operating leases	1,247,057	31,000	81,186	45,778	1,089,093
Interest obligations	606,314	122,616	204,123	138,861	140,714

Total contractual obligations	4,694,727	281,755	945,366	1,106,757	2,360,849

The following table summarizes Gazit America’s contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	526,937	37,395	489,542	—	—
Mortgages	343,477	8,762	45,360	129,929	159,426
Interest obligations	127,659	34,073	36,389	24,345	32,852

Total contractual obligations	998,073	80,230	571,291	154,274	192,278

The following table summarizes Dori Group’s contractual obligations of as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	173,619	151,125	17,911	4,583	—
Unsecured debentures	474,116	86,286	200,970	114,744	72,116
Convertible debentures	10,117	10,117	—	—	—
Interest obligations	113,841	41,830	47,054	16,239	8,718

Total contractual obligations	771,693	289,358	265,935	135,566	80,834

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	12,461,081	1,539,522	5,507,981	5,093,089	320,488
Mortgages	10,300,018	1,160,145	3,513,122	2,709,172	2,917,580
Unsecured debentures	17,168,926	1,317,546	3,626,564	4,273,816	7,951,000
Convertible debentures	1,276,511	10,117	141,657	—	1,124,737
Operating leases	517,981	17,935	40,282	29,244	430,520
Construction commitments	867,067	755,669	83,626	21,348	6,424
Interest obligations	9,107,640	2,126,834	3,115,685	2,049,234	1,815,887
Financial guarantees	304,436	—	—	—	304,436

Total contractual obligations	52,003,660	6,927,768	16,028,917	14,175,903	14,871,072

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	62	Chairman of the Board	2013
Arie Mientkavich	69	Deputy Chairman of the Board	2013
Dori Segal (2)	50	Executive Vice Chairman of the Board	2012
Aharon Soffer	41	President	N/A
Eran Ballan	46	Senior Executive Vice President, General Counsel and Company Secretary	N/A
Gadi Cunia	42	Senior Executive Vice President and Chief Financial Officer	N/A
Yair Orgler (1)(2)(3)(4)(5)(6)	72	Director	November 2013
Haim Ben-Dor (1)(3)(4)(6)	73	Director	2012
Shaiy Pilpel (1)(3)(4)	61	Director	2014
Noga Knaz (1)(3)(4)(5)(6)	45	Director	September 2014
Gary Epstein	64	Director	2014
Douglas Sesler	50	Director	2014

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under “External Directors.”
(6)	Member of the Corporate Responsibility Committee.

Chaim Katzman has served as the chairman of our board of directors since May 1995, and currently also serves as the chairman of the board of directors of Equity One, First Capital, Citycon and Atrium. He is currently also the chairman of the board of directors of Norstar, our controlling shareholder. Mr. Katzman served as the chief executive officer of Equity One from its inception in 1992 until 2006 and has been involved in the acquisition, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University.

Arie Mientkavich has served as the deputy chairman of our board of directors since April 2005. He also serves as chairman of the board of our subsidiary Gazit Globe Israel (Development) Ltd and as the chairman of the board of our subsidiary Dori Group. He serves as deputy chairman of the board of IDB Holding Corporation Ltd., a holding company, and as chairman of the board of Elron Electronics Industries, Ltd., or Elron, which holds interests in companies in fields of advanced technology including medical devices, information and communications technology; and clean technology. He also is a director of a number of Elron’s subsidiaries, including Given Imaging Ltd., a company that develops, manufactures and markets innovative diagnostic products for the visualization and detection of disorders of the gastrointestinal tract whose shares are traded on the Nasdaq Global Select Market. From November 1997 to January 2006, Mr. Mientkavich served as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries including Israel Discount Bank of NY and Mercantile Discount Bank. From 1987 to 1997, he served as the chairman of the Israel Securities Authority, the Israeli equivalent of the SEC. Prior to 1987, Mr. Mientkavich served in a number of positions at the Israeli Ministry of Finance, including general counsel. Mr. Mientkavich holds a B.A. in political science and an LL.B. from The Hebrew University of Jerusalem.

Dori Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. He served as our chief executive officer from 1998 to February 2008. Since August 2000, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal also serves as deputy chairman of the board of directors of Equity One, a director of Citycon, as chairman of the board of Gazit America and as a director on the board of Norstar.

Aharon Soffer has served as our president since November 2009 and as our acting president from June 2009 until his appointment as president. Since September 2006, Mr. Soffer has served as chief executive officer of Gazit Group USA, our wholly-owned subsidiary, located in Miami, Florida, and prior to that as vice president of Gazit-Globe. Since joining Gazit-Globe in 1997, Mr. Soffer has held various positions, and, among other things, has been responsible for investor relations and capital raising for Gazit-Globe, was involved with mergers and acquisitions in the retail sector worldwide, and oversaw Gazit-Globe’s U.S. securities portfolio. Mr. Soffer also serves as vice chairman of Gazit America, a director of Atrium, and as executive chairman of ProMed Properties and Gazit Senior Care Inc. Mr. Soffer received a B.A. in Economics and an LL.B from the College of Management, Academic Studies, in Israel.

Eran Ballan has served as our general counsel since April 2007, since March 2011 as senior executive vice president, and since March 2012 as company secretary. Mr. Ballan had also served as our executive vice president beginning in February 2010. Prior to joining Gazit-Globe, Mr. Ballan was a partner at the Israeli law firm Naschitz, Brandes & Co. where he represented companies in connection with some of their most critical transactions, including mergers and acquisitions, public and private offerings of equity and debt securities and numerous other commercial matters. Prior to that, he worked as an associate at the law firm Paul, Weiss, Rifkind, Wharton & Garrison LLP in New York. Mr. Ballan holds an LL.B from Essex University, U.K. and an LL.M. from New York University.

Gadi Cunia has served as our chief financial officer since April 2010. As of March 2011, Mr. Cunia also serves as senior executive vice president. Mr. Cunia joined Gazit-Globe in December 2009 as our deputy chief financial officer. From 2001 through 2009, he served as chief financial officer of Eden Springs Group, where he was responsible for the overall financial management and mergers and acquisitions activities of the group. Prior to that, he served in a number of controlling, accounting, treasury, auditing and financial managerial positions. Mr. Cunia received a Bachelor’s Degree in Business Management from the College of Management in Rishon L’Tzion and is a certified public accountant.

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. From 1996 to June 2006, Dr. Orgler was chairman of the board of the Tel Aviv Stock Exchange. From 2001 to 2004, he was president of the International Options Markets Association (IOMA). Dr. Orgler serves as a director at Israel Chemicals Ltd., a manufacturer of chemical products, Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, Itamar Medical Ltd., a medical device company and Discount Investment Corporation Ltd., a holding company—all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director at several privately-held companies. Other public positions previously held by Dr. Orgler include director at Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim Ben-Dor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the area of capital markets and investments (among them pension funds, mutual funds and ARI—Israeli Physician Organization). Mr. Ben-Dor is also a lecturer at the Hebrew University and a corporate consultant in the field of finance and investments working through Haim Ben-Dor Ltd. He also currently serves as a director of Lahav—The Association for the Self-Employed in Israel and of the Mercantile Mutual Funds. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor’s Certificate from the Ministry of Justice.

Dr. Shaiy Pilpel has served as a director since January 2007. Since 2000, Dr. Pilpel has served as the president of Patten Model, Ltd., a financial modeling firm and since 2006 Dr. Pilpel has served as the chief executive officer of Wexford Capital Israel Ltd., an investment firm. From 1996 to 2001, he headed the trading operations at Wexford Management. Previously, Dr. Pilpel was a managing director of Canadian Imperial Bank of Commerce where he headed the Mortgage Arbitrage and Quantitative Strategies proprietary trading group and was a portfolio manager for Steinhardt Partners. In addition, Dr. Pilpel previously served as a director of Equity One. Since 2009, Dr. Pilpel has also served as a member of the General Assembly of the Israel Securities Authority. Dr. Pilpel holds a B.S. in Mathematics and a B.A. in Philosophy from Tel Aviv University, an M.Sc. in mathematics from The Hebrew University in Jerusalem, a Ph.D. in statistics from the University of California at Berkeley and an M.B.A. from Columbia University.

Noga Knaz has served as a director since August 2008. Ms. Knaz has served as the chief executive officer of Rosario Capital Ltd., an investment banking firm since September 2007. From July 2006 until August 2007, Ms. Knaz served as the chief executive officer of Dash Underwriting Ltd. and chief investment officer of Dash Securities and Investments Ltd. Previously, she served in various positions with Migdal Capital Markets and as co-chief executive officer of Madanes Financial Services Ltd. She also serves as a director of Pointer Telocation Ltd., a company that provides mobile resource management products and services for the automotive and insurance industries whose shares are listed on the Nasdaq Capital Market. Ms. Knaz holds a B.A. in Economics and Business Administration from Haifa University, and an investment portfolio management license.

Gary Epstein has served as a director since January 2012. Mr. Epstein is chair of the Global Corporate and Securities Department, a member of the Executive Committee and a Principal Shareholder at Greenberg Traurig, LLP, an international law firm. Mr. Epstein has been with Greenberg Traurig since 1980. Mr. Epstein received a B.A. and B.H.L. in English and Jewish Studies at Yeshiva University, an M.A. in English Literature from New York University and a J.D. from Harvard Law School.

Douglas Sesler has served as a director since January 2012. Mr. Sesler is currently a private real estate investor. From January 2009 through February 2011, Mr. Sesler served as head of global real estate principal investments of Bank of America, Merrill Lynch. From 2007 until December 2008, Mr. Sesler served as co-head of real estate investment banking at Merrill Lynch. Prior to that, Mr. Sesler was a managing partner in the real estate investment banking group of Merrill Lynch since April 2005. Mr. Sesler received a B.A. in Government from Cornell University.

B.	Compensation

The following table presents information for the year ended December 31, 2011 regarding compensation accrued in our financial statements for our chairman, deputy chairman, executive vice chairman and president, and the CEO and president of one of our subsidiaries as of December 31, 2011.

Name and Position	Salary		Bonus		Share-Based Payment		Other Compensation		Total	Total
	(NIS in thousands)									(U.S.$ in thousands)
Jeffrey Olson	3,708		2,442		7,548	(1)	—		13,699	3,585
CEO of Equity One

Chaim Katzman	2,797	(2)	—	(3)	6,540	(4)	—		9,337	2,444
Chairman of the Board

Dori Segal	3,556	(5)	1,271	(6)	4,721	(7)	512	(8)	10,060	2,633
Executive Vice Chairman of the Board

Thomas Caputo	2,677		1,628		4,953	(9)	—		9,258	2,423
President of Equity One

Ronen Ashkenazi	1,210		5,600	(10)	—		341		7,151	1,871
President of Gazit Development and CEO of Dori Group

Aharon Soffer	2,187		1,500		2,630		—		6,317	1653
President

Arie Mientkavich	1,296		500	(11)	848	(12)	—		2,643	692
Deputy Chairman of the Board and Chairman of the Board of Dori Group

(1)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2011 with respect to the vesting of stock options and restricted stock units granted to Mr. Olson.
(2)	Consists of U.S. $ 212,500 as chairman of the board of Gazit-Globe through November 2011 as described below and C$ 500,000 as chairman of the board of First Capital. Fees earned by Mr. Katzman pursuant to his consulting agreement with Atrium described below and fees earned by Mr. Katzman as chairman of the board of Citycon were offset against Mr. Katzman’s salary from Gazit-Globe until November 2011 in accordance with his employment agreement described below. After November 2011, fees were transferred to Mr. Katzman directly, amounting to EUR 72,900 and EUR 21,300 from Atrium and Citycon, respectively.
(3)	Mr. Katzman waived amounts of NIS 43.4 million (U.S. $ 11.4 million) and NIS 60 million (U.S. $ 15.7 million), respectively, to which he was entitled for the year ended December 31, 2011 as a bonus and due to the expiration of his employment agreement with Gazit-Globe as described below.
(4)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2011 with respect to the vesting of restricted stock units granted to Mr. Katzman by Equity One and restricted share units granted to Mr. Katzman by First Capital.
(5)	Consists of U.S. $ 190,300 as executive vice chairman of Gazit-Globe through November 2011 as described below and C$739,000 as president and chief executive officer of First Capital.
(6)	Mr. Segal waived amounts of NIS 17.4 million (U.S. $ 4.6 million) and NIS 24.5 million (U.S. $ 6.4 million), respectively, to which he was entitled for the year ended December 31, 2011 as a bonus and due to the expiration of his employment agreement with Gazit-Globe as described below. The amount of NIS 1,271,000 is an estimate of the bonus Mr. Segal shall receive from First Capital at the partial discretion of First Capital’s compensation committee.

(7)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2011 with respect to the issuance or vesting of share options and restricted shares granted to Mr. Segal by First Capital, restricted shares granted to Mr. Segal by Equity One, and deferred shares granted and the vesting of share options granted to Mr. Segal by Gazit America.
(8)	Consists of $79,000 of directors fees earned as vice chairman of Equity One, EUR 46,000 of directors fees earned as a member of the board of directors of Citycon, and C$ 55,000 earned in his capacity as president of Gazit Canada Inc.
(9)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2011 with respect to the issuance or vesting of stock options and restricted stock units granted to Mr. Caputo.
(10)	Including bonuses of NIS 2.85 million (U.S. $ 746,000) for 2010 and NIS 2.75 million (U.S. $ 720,000) for 2011, which were approved in 2012.
(11)	Bonus is subject to shareholders’ approval.
(12)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2011 with respect to the vesting of options to purchase our ordinary shares held by Mr. Mientkavich.

There are no other amounts for pension, retirement or similar benefits set aside by Gazit-Globe or its subsidiaries for members of management beyond what is included in their gross compensation as disclosed above. Please note that directors are not entitled to such benefits and are entitled only to what is disclosed in “Directors Compensation” below.

Employment and Consultant Agreements

Chaim Katzman

Employment Agreement

Until November 15, 2011, when it expired automatically due to provisions of the Israeli Companies Law that require agreements relating to the employment and remuneration of the controlling shareholder to be approved by a company’s shareholders, with the support of the majority of the non-controlling and non-interested shareholders, once every three years, Mr. Katzman and Gazit 1995 Inc., our wholly-owned subsidiary, were party to an employment agreement that provided for an annual salary (U.S. $ 212,500 in 2011), which increased annually at the greater of an amount determined based on the increase in the U.S. consumer price index, or 6%. Mr. Katzman was also entitled to a bonus equivalent to 5% of the annual net (pre-tax) income, as reported by us in our consolidated financial statements. The employment agreement was renewed automatically for two-year periods, subject to each party’s right to terminate the agreement at the end of each of the said periods by giving 90 days’ advance notice. In the event that the agreement was not renewed, we would have been required to make a one-time payment to Mr. Katzman in the amount of his annual compensation, including both base salary and bonus, for the prior year. If we terminated the employment agreement before the end of the term (except in a case of dismissal “for cause,” as described in the employment agreement), Mr. Katzman would have been entitled to a payment equal to the base salary that was paid to him for the 12 months that preceded termination of the employment agreement and a severance period of three months during which Mr. Katzman will receive his base salary consistent with the prior year’s base salary and is entitled to the remaining amounts and benefits under the employment agreement. In addition, Mr. Katzman had agreed that he would not be entitled to any additional remuneration from us or any of our subsidiaries other than under the employment agreement and payments for his services to Equity One and First Capital.

On November 15, 2011 the employment agreement expired. Effective as of November 15, 2011, Mr. Katzman no longer receives compensation from Gazit-Globe. Pursuant to the employment agreement, Mr. Katzman would be entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 which amounted to approximately NIS 60 million. Mr. Katzman notified us that he is waiving his right to such payment in full. Even though the employment agreement has expired, Mr. Katzman is continuing to serve as our executive chairman and we intend to take steps to formulate new terms of employment and compensation for Mr. Katzman in light of the considerable importance we ascribe to his continued employment with us. The effectiveness of the agreements between Mr. Katzman and our subsidiaries and affiliates are not affected by the expiration of the Mr. Katzman’s employment agreement with us.

On March 28, 2008, Mr. Katzman delivered to us a written notice stating that because of our adoption of International Accounting Standard No. 40 which results in our annual net (pre-tax) income being impacted by the value of our assets, he agreed to waive, subject to certain conditions the current payment of the portion of his annual bonus related to an increase in the value of real estate assets. We refer to such waiver as the conditional waiver. The conditional waiver provides that (1) differences in the fair market value of any real estate assets from year to year will not be taken into account in calculating Mr. Katzman’s bonus; (2) in the event that a real estate asset is disposed of, we will pay to Mr. Katzman (in addition to his bonus) an amount (an “additional payment”) equal to 5% of our pre-tax gain from the disposition of the real estate asset (calculated as the difference between the aggregate net sale price of the real estate asset and either (i) the fair market value of the real estate assets as recorded in our financial statements as of January 1, 2007 or (ii) with respect to real estate assets acquired after January 1, 2007, the purchase price of such real estate assets); (3) Mr. Katzman will not receive, with respect to any year, any bonus in an amount that, together with all bonus payments since January 1, 2007, would exceed the aggregate amount of the annual bonuses to which Mr. Katzman would have been entitled pursuant to his employment agreement for the period if not for the conditional waiver; (4) in the event that his employment agreement is terminated or not renewed by us, or Mr. Katzman’s employment under his employment agreement is terminated (i) by us, in its discretion; (ii) as a result of the death or disability of Mr. Katzman; or (iii) within six months following certain change in control events relating to us, we will pay Mr. Katzman the difference between (i) the aggregate amount of annual bonus payments for the period from January 1, 2007 through termination to which Mr. Katzman would have been entitled had it not been for the conditional waiver and (ii) the aggregate amount of his annual bonuses and the additional payments; and (5) the conditional waiver could have been terminated by Mr. Katzman at any time by giving a cancellation notice to us. Upon giving the cancellation notice, the provisions of the conditional waiver would not have been applied with respect to the fiscal year beginning immediately after the year in which the cancellation notice is given and with respect to all years thereafter. In light of the absolute waivers provided to us by Mr. Katzman over the years, including with respect to 2011 as described below, Mr. Katzman has not accumulated any entitlement to payment pursuant to the conditional waiver.

On March 27, 2012, Mr. Katzman gave us an irrevocable notice of his absolute waiver of the entire bonus amount he was entitled to for 2011, a total of approximately NIS 43.4 million (for the part of the year in which the agreement was in force).

Equity One Chairman Compensation Agreement

Mr. Katzman and Equity One are parties to a chairman compensation agreement for the period beginning on January 1, 2011 through December 31, 2014, which replaced the previous chairman compensation agreement, which was entered into in October 2006. The chairman compensation agreement renews automatically for one-year periods after December 31, 2014; provided that either party may terminate the agreement at the end of each such one-year period. Mr. Katzman is entitled to an annual bonus which is determined in the discretion of Equity One’s compensation committee as well as to a reimbursement of expenses. In the event of termination by Equity One of the chairman compensation agreement (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to the immediate vesting of all the stock options and shares of restricted stock in his possession at the time that would have otherwise vested in the succeeding 365 days (90 days in the case of death or disability).

First Capital Chairman Compensation Agreement

Mr. Katzman and First Capital are parties to a chairman compensation agreement which remains in effect as long as Mr. Katzman serves as chairman of First Capital’s board of directors. Mr. Katzman is entitled to annual compensation of C$500,000 plus an annual grant of 28,800 restricted share units issued under First Capital’s restricted share unit plan while he remains chairman. In the event of termination of the chairman compensation agreement by First Capital (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement) within 24 months after a change of control of First Capital (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to a payment equivalent to 2.99 times his annual cash compensation, the immediate vesting of all the share options in his possession at the time and the immediate release of the lock-up restrictions on all the restricted share units held by him at that time.

Atrium Consultant Agreement

Mr. Katzman and a wholly-owned subsidiary of Atrium are party to an agreement pursuant to which Mr. Katzman provides Atrium and its subsidiaries with consulting services. The consulting agreement automatically renews for successive one-year periods, unless either party gives the other written notice of termination. Mr. Katzman is entitled to monthly fees in the amount of EUR 45,833 and to the payment of his expenses in relation to the provision of the consultancy services under the agreement. When our employment agreement with Mr. Katzman (as described above) was in effect, the consideration to which Mr. Katzman was entitled with respect to the consulting services to Atrium was transferred in full to us.

Compensation from Citycon

For Mr. Katzman’s service as chairman of the board of directors of Citycon, he is entitled to annual compensation of EUR 160,000 and EUR 700 per meeting. Under his expired employment agreement, Mr. Katzman’s compensation from Citycon was offset against the compensation he was entitled to receive from us. Since the expiry of the employment agreement, Mr. Katzman is entitled to retain those fees.

Dori Segal

Employment Agreement

Until November 15, 2011, Dori Segal and Gazit 1995 Inc., our wholly-owned subsidiary, were party to an employment agreement that provided for an annual salary (U.S. $ 190,300 and C$55,000 in 2011), which increased annually at the greater of (i) 50% of the salary linked to the Canadian consumer price index plus 50% linked to the U.S. consumer price index, or (ii) 6%. Mr. Segal was also entitled to a bonus equivalent to 2% of our annual net (pre-tax) income, as reported by us in our consolidated financial statements. The employment agreement was to terminate on September 30, 2011 and extend automatically for seven-year periods, subject to each party’s right to terminate the employment agreement at the end of each seven-year period. In the case of termination by us not under the circumstances defined in the employment agreement as conferring the right to immediate termination by us, Mr. Segal was entitled to elect one of the following two alternatives: (i) to continue receiving all compensation and benefits to which he would have been entitled had the employment agreement continued to be in effect until the end of the then current term of the agreement (and in any event not less than a period of 24 months) or (ii) to receive a one-time payment in an amount equal to the total compensation and benefits he received or to which he was entitled, with respect to the whole calendar year preceding the termination date, multiplied by the number of years, including any part of a year, remaining until the end of the then current term of the employment agreement and not less than two years. If we determined not to extend the original or extended period of the employment agreement, Mr. Segal was entitled to receive a one-time payment in an amount equal to the total of the compensation and benefits to which he was entitled with respect to the whole calendar year preceding the termination. In the case of death during the term of the agreement, Mr. Segal’s legal heirs would have been entitled to a one-time payment in the amount equal to twice the total of the compensation and benefits to which Mr. Segal was entitled with respect to the whole calendar year preceding the date of his death.

On November 15, 2011, the employment agreement expired. The agreement was supposed to expire on September 30, 2011, but after Mr. Segal agreed to postpone the final date on which we could notify him that the agreement will not be renewed, it in practice expired on November 15, 2011. Effective as of November 15, 2011, Mr. Segal no longer receives compensation from Gazit-Globe. Pursuant to the employment agreement, Mr. Segal would have been entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 which amounted to approximately NIS 24.5 million. Mr. Segal notified us that he is waiving his right to such payment in full. Even though the employment agreement has expired, Mr. Segal is continuing to serve as our executive vice chairman and we intend to take steps to formulate new terms of employment and compensation for Mr. Segal in light of the considerable importance we ascribe to his continued employment with us. The effectiveness of the agreements between Mr. Segal and our subsidiaries are not affected by the expiration of Mr. Segal’s employment agreement with us.

On March 28, 2008, Mr. Segal delivered to us a written notice stating that because of our adoption of IAS No. 40, he agreed to waive the current payment of that part of his annual bonus under the employment agreement arising from the increase in the value of real estate assets. The terms and conditions of the conditional waiver, which provides for the effective deferral of such payments, were identical to those of Mr. Katzman as set forth above. In light of the absolute waivers provided to the Company by Mr. Segal over the years, including with respect to 2011 as described below, Mr. Segal has not accumulated any entitlement to payment pursuant to the conditional waiver.

On March 27, 2012, Mr. Segal gave us an irrevocable notice of absolute waiver of the entire bonus amount to which he was entitled for 2011, which amounted to NIS 17.4 million with respect to the portion of the year in which the employment agreement was in force.

First Capital Employment Agreement

Mr. Segal and First Capital are party to an employment agreement that provides for annual cash compensation (C$739,000 in 2011). The current term of the agreement ends on August 9, 2012 and is automatically renewed for successive three year periods, unless either party gives the other written notice of termination. Pursuant to the employment agreement, Mr. Segal is also entitled to an annual bonus determined by the board of directors of First Capital and to participate in First Capital’s incentive compensation plans. Upon termination of the employment agreement, Mr. Segal will receive severance payments in amounts varying in accordance with the circumstances of the termination of the employment agreement and comprising a maximum payment equivalent to 2.99 times his total annual compensation (including benefits and the value of any restricted stock he received) and the vesting of all stock options and restricted share units he holds at that time will accelerate.

Compensation from Equity One, Citycon and Gazit America

With respect to his appointment to the board of directors of Equity One, Mr. Segal receives 3,300 restricted shares for every year of his service, with this being within the overall compensation framework for members of Equity One’s board of directors. With respect to 2011, Mr. Segal also received directors’ fees in cash from Equity One in the amount of U.S. $ 79,000.

With respect to his appointment as a director of Citycon, Mr. Segal received directors’ fees in the amount of EUR 46,000 in 2011.

With respect to his appointment as chairman of the board of directors of Gazit America, Gazit America granted to Mr. Segal 180,000 stock options that are exercisable into Gazit America shares at a share price of C$7 (subject to adjustments). The stock options will vest in three equal annual installments over three years starting on their grant date. In addition, under the terms of his appointment as a director of Gazit America, Mr. Segal may replace the cash directors’ fees he is entitled to (an annual amount of C$25,000, as well as compensation in the amount of C$1,000 per meeting) with deferred share units. In 2011, Mr. Segal was entitled to C$38,000 as directors’ fees, which was replaced with 6,962 deferred share units.

Aharon Soffer

We and Aharon Soffer are party to an employment agreement that provides for a monthly salary that is currently NIS 131,700 and increases quarterly based on the Israeli consumer price index. Mr. Soffer is also entitled to an annual bonus of up to 100% of his annual salary. Pursuant to the employment agreement, Mr. Soffer’s term of employment is through October 31, 2013. Either we or Mr. Soffer may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Soffer’s employment (except in a case of dismissal for cause), Mr. Soffer will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits (but excluding the annual bonus), for six months and his monthly salary (excluding related benefits) for an additional 12 months or with respect to the period remaining until the end of the term of the agreement, whichever period is shorter; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Soffer would be entitled to acceleration of vesting of the stock options which he holds at that time and a bonus equal to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the fiscal year preceding the change in control.

Arie Mientkavich

We and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), are party to a compensation agreement that provides for a monthly salary that is currently NIS 78,400, which is updated quarterly in accordance with the percentage increase in the Israeli consumer price index. The term of the compensation agreement ends in April 2013. Each of the parties may terminate the compensation agreement upon 60 days’ advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months’ payment of his base salary for the prior month plus benefits to be paid in six equal installments over a six-month period.

Director Compensation

For the fiscal year ended December 31, 2011, our external and non-external directors other than our chairman, deputy chairman and executive vice chairman were entitled to receive annual cash compensation of NIS 138 thousand (U.S. $ 37,200). As of January 2012, this compensation amount was increased to U.S. $ 56,000. Both our external and non-external directors, other than our chairman, deputy chairman and executive vice chairman, also received during the fiscal year ended December 31, 2011, and continue to receive, U.S. $ 1,480 per board meeting, 60% of such amount in the case of telephonic participation, or 50% of such amount in the case of written resolution.

C.	Board Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, independent directors, the audit committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the NYSE Listed Company Manual and other applicable provisions of U.S. securities laws to which we are subject. Under the NYSE Listed Company Manual, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NYSE Listed Company Manual, except for the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. We may follow home country practice in Israel with regard to the other corporate governance standards otherwise imposed by the NYSE Listed Company Manual for U.S. domestic issuers.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. For further information, see “Item 3—Key Information—Risk Factors”.

Under the Israeli Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our president (referred to as a “general manager” under the Israeli Companies Law) is responsible for our day-to-day management. Our president is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our president, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Following the amendment to our articles of association in January 2012, our board of directors may consist of at least five and not more than 11 directors, including external directors, one-third of whom are to be unaffiliated directors (which may include external directors). As of January 2012, the directors, other than the external directors, are divided into three classes, referred to as Class 1, Class 2 and Class 3 so that, as nearly as possible, each of the three classes has an equal number of directors. The term of the members of Class 1 is until the next annual general meeting (2012), the term of the members of Class 2 is until the annual general meeting in the succeeding calendar year (2013) and the term of the members of Class 3 is until the annual general meeting in the next succeeding calendar year (2014). The Class 1 directors are Messrs. Ben-Dor and Segal, the Class 2 directors are Messrs. Katzman and Mientkavich and the Class 3 directors are Dr. Pilpel and Messrs. Epstein and Sesler.

Beginning with the annual general meeting in 2012, one-third of the directors (other than the external directors, who are subject to re-election in November 2013 and August 2014 as described below) will be elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or to appoint additional directors, so long as the total number of directors does not exceed eleven. In such event, the director appointed by the board of directors shall be added to the class of the director who is being replaced or, if the director is not replacing another director, to any class determined by the board of directors, provided that, as nearly as possible, each of the three classes has an equal number of directors. Removal of any director at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors, as described below.

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under very narrow circumstances set forth in the Israeli Companies Law. See “—External Directors” below. There are no family relationships among any of our directors or executive officers.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed by the members of the board of directors and serves as chairman of the board throughout his term as a director. Under the Israeli Companies Law, the general manager or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager without shareholder approval (including a special majority requirement). In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected on November 25, 2010, and Noga Knaz, who was elected August 12, 2008 and re-elected on September 14, 2011, each qualify and was elected to serve as an external director, with a term ending on November 26, 2013 and September 13, 2014, respectively. The principal requirements with respect to external directors are set forth below.

The Israeli Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

•

the total number of shares of non controlling shareholders and shareholders that do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for two additional terms of three years under one of two alternatives. Under the first alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders that are non controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company. Under the second alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by the same majority of shareholders that was required to elect such external director, in such director’s initial election. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company (and provided that the external director is reelected subject to the same approval method as if elected for the first time). External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exemptions as set forth in the regulations).

The Israeli Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to which that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation for that purpose includes (subject to certain exemptions):

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•

service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Israeli Companies Law defines the term “office holder” of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions other than the position of director, regardless of such person’s title.

The following additional qualifications apply to an external director:

•	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

•

if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer in the company;

•

a person may not serve as an external director if he or she or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control has business or professional relations with those whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other then de minimis relations); and

•

a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the regulations promulgated under the Israeli Companies Law, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director. Following the termination of an external director’s membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including being engaged to serve as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (which prohibition also applies to other relatives of the former external director (who are not his or her spouse or children) for a period of one year).

If at the time at which an external director is appointed all members of the board of directors that are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Pursuant to the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members that are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that both Yair Orgler and Noga Knaz, as well as all other current board members, possess “accounting and financial” expertise and the requisite professional qualifications as such term is defined under the Israeli Companies Law.

Alternate Directors

Our articles of association provide that any director may appoint, by written notice to us, an alternate director for himself or herself, provided that such person meets the qualifications of a director under the Israeli Companies Law and is approved by our board of directors. A person may not act as an alternate director for more than one director, and a person serving as a director may not serve as an alternate director. Notwithstanding the foregoing, a member of the board of directors may be appointed as an alternate member of any committee of our board of directors, provided that such alternate member is not already a member of such committee. Any alternate director shall have all of the rights and obligations of the director appointing him or her.

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be unaffiliated directors. An unaffiliated director is an external director or a director that is appointed or classified as such, and that meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement) and the audit committee so approved and does not serve as a director of the company for more than nine (9) consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NYSE, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange in which it is traded, including the NYSE, is also deemed to be an unaffiliated director under the Israeli Companies Law. Such person must meet the non affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchanges may continue to be considered an unaffiliated director for unlimited additional periods of three-years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Israeli Companies Law. In addition, the audit committee may not include any director employed by the company’s controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company’s controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is based on the controlling shareholder. The chairman of the audit committee is required to be an external director.

The members of our audit committee are Haim Ben-Dor, Noga Knaz, Shaiy Pilpel and Yair Orgler. Our board of directors has determined that each member of our audit committee meets the independence requirements set forth in the NYSE Listed Company Manual. In addition, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.” As of March 12, 2012 our board of directors determined that Dr. Shaiy Pilpel qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual.

Our board of directors has adopted an audit committee charter that is consistent with the rules of the SEC and the NYSE Listed Company Manual.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Under the Israeli Companies Law, an audit committee is also required, among other things, to identify deficiencies in the administration of the company, including by consulting with the internal auditor, and recommending remedial actions with respect to such deficiencies, is responsible for reviewing and approving certain related party transactions and is required to adopt procedures with respect to processing of employee complaints in connection with deficiencies in the administration of the company, and the appropriate means of protection afforded to such employees. Under the Israeli Companies Law, the approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders. However, the audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be unaffiliated directors and at least one of whom must be an external director.

According to the Israeli Companies Regulation (Provisions and Conditions in the Matter of the Approval Process of Financial Statements), 2010, the board of directors of an Israeli public company must approve the financial statements of the company after a financial statements review committee has submitted its recommendations to the board of directors in respect to certain matters relating to the preparation of the financial statements as detailed in the regulation, and submitted such recommendations to the board a reasonable period prior to its meeting on the matter. The company’s auditors are to be invited to all meetings of the financial statements review committee, and the internal auditor is to receive notices of such meetings and be entitled to participate. The financial statements review committee must consist of at least three directors and a majority of its members are required to be unaffiliated directors. The restrictions on who may not be a member of the audit committee, as described above, apply to membership in the financial statements review committee as well. All of the financial statements review committee members are required to have the ability to read and understand financial statements, and at least one of the unaffiliated directors should have “accounting and financial expertise” (within the meaning of the Israeli Companies Law). In addition, the chairman of the financial statements review committee is required to be an external director. An audit committee that meets these requirements may serve as a financial statements review committee. Our audit committee also serves as our financial statements review committee.

Investment Committee

Our board of directors has established an investment committee. The investment committee reviews for approval investments of a magnitude that the board of directors has determined is in excess of management’s prerogative but do not require approval of the full board of directors. The current members of the investment committee are Chaim Katzman, Dori Segal and Yair Orgler.

Compensation Committee

Our board of directors established a compensation committee in December 2011 consisting initially of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel.

The Compensation Committee oversees the Company’s compensation and employee benefit plans and practices, including its executive compensation plans, and its incentive-compensation and equity-based plans.

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Dr. Pilpel.

The Nominating and Corporate Governance Committee identifies and recommends to the Board individuals qualified to serve as directors of the Company and on committees of the Board; advises the Board with respect to the Board composition, procedures and committees; develops and recommends for the Board a set of corporate governance principles applicable to the Company; and oversees the evaluation of the Board and the Company’s management.

Each of the members of our Nominating and Corporate Governance Committee is independent under the NYSE Listed Company Manual.

Compensation of Directors

According to the Israeli Companies Law, the compensation of our directors requires the approval of our audit committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting. Unless exempted under the regulations promulgated under the Israeli Companies Law, where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The directors are entitled to be paid out of the funds of the company their reasonable traveling, hotel and other expenses expended by them in attending board meetings and upholding their functions as directors of the company, all of which is to be determined by the board of directors.

External directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law. As of the date of this annual report, we apply the same provisions and limitations applied to our external directors to the compensation of our non-external directors other than with respect to our chairman, deputy chairman and executive vice chairman.

For our discussion of the date of expiration of the terms of our directors, see “Item 6—Directors, Senior Management and Employees—Directors and Senior Management.”

For our discussion of the details of our directors’ service contracts, see “Item 6—Directors, Senior Management and Employees—Compensation—Employment and Consultant Agreements.”

D.	Employees

As of December 31, 2011, we employed, through our various subsidiaries, a total of 2,708 individuals. Of this number, 80 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries as of December 31, 2011, 2010 and 2009:

	As of December 31,
Entity	2009	2010	2011
Gazit-Globe (including ProMed)	53	53	59
Equity One	157	164	181
First Capital	316	321	341
Citycon	119	129	136
Atrium	323	287	329
Gazit Germany	12	14	15
Gazit Development	62	63	66
Dori Group	411	618	680
Royal Senior Care	1,100	844	850
Gazit America	7	10	12
Gazit Brazil	14	13	39

Total	2,574	2,516	2,708

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of March 31, 2012 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 31, 2012, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to the offering is based on the 164,821,110 ordinary shares outstanding as of March 31, 2012 (excluding treasury shares).

	Shares Beneficially Owned
	Number		Percentage
Directors and executive officers:
Chaim Katzman	93,116,520	(1)	56.5%
Arie Mientkavich	372,520	(2)	*
Dori Segal	900,000		*
Aharon Soffer	400,000	(3)	*
Eran Ballan	84,234	(4)	*
Gadi Cunia	75,000	(5)	*
Yair Orgler	27,600	(6)	*
Haim Ben-Dor	97,833	(7)	*
Shaiy Pilpel	24,000	(8)	*
Noga Knaz	26,600	(9)	*
Gary Epstein	—		—
Douglas Sesler	—		—
All directors and executive officers as a group	95,124,307	(10)	57.4%

*	Represents less than 1% of the issued and outstanding ordinary shares.
(1)	Consists of 92,915,571 ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder, and 200,949 shares held directly by Mr. Katzman.
(2)	Consists of 37,520 ordinary shares and options to purchase 335,000 ordinary shares exercisable within 60 days of March 31, 2012. Does not include options to purchase 100,000 ordinary shares not exercisable within 60 days of March 31, 2012.
(3)	Consists of 20,000 ordinary shares and options to purchase 380,000 ordinary shares exercisable within 60 days of March 31, 2012. Does not include options to purchase 380,000 ordinary shares not exercisable within 60 days of March 31, 2012.
(4)	Consists of options to purchase 84,234 ordinary shares exercisable within 60 days of March 31, 2012. Does not include options to purchase 65,000 ordinary shares not exercisable within 60 days of March 31, 2012.
(5)	Consists of options to purchase 75,000 ordinary shares exercisable within 60 days of March 31, 2012. Does not include options to purchase 75,000 ordinary shares not exercisable within 60 days of March 31, 2012.
(6)	Consists of options to purchase 27,600 ordinary shares exercisable within 60 days of March 31, 2012.
(7)	Consists of 74,993 ordinary shares and options to purchase 22,900 ordinary shares exercisable within 60 days of March 31, 2012.
(8)	Consists of options to purchase 24,000 ordinary shares exercisable within 60 days of March 31, 2012.
(9)	Consists of options to purchase 26,600 ordinary shares exercisable within 60 days of March 31, 2012.
(10)	Consists of 94,148,973 ordinary shares and options to purchase 975,334 ordinary shares exercisable within 60 days of March 31, 2012. Does not include options to purchase 620,000 ordinary shares not exercisable within 60 days of March 31, 2012.

Stock Option Plans

In March 2002, we established, and our shareholders approved, a share compensation plan for our directors who do not hold other positions in our company, which was amended in March 2007. The share compensation plan, as amended, provided that, beginning in 2007, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120,000 (based on the Black-Scholes model) and (b) 25,000 share options. In addition, the exercise price of the share options would not be adjusted in the event that Gazit-Globe pays a cash dividend to its shareholders and the exercise period of the share options was changed from one to four years (in lieu of five years) from the date of vesting. The grants commencing in 2007 are in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative). Under this share compensation plan, Gazit-Globe issued 238,500 share options to its directors. In November 2010, the board of directors of Gazit-Globe determined that Gazit-Globe would no longer grant options to directors who hold no other position in the Company.

We grant, from time to time, at our board of directors’ discretion, stock options to our employees and officers and the employees and officers of our wholly-owned subsidiaries, in the case of our officers, who are selected by the board of directors at its discretion, in accordance with an options plan adopted in 2005 and amended in 2007, or the Plan. The stock options granted under the Plan have been allotted to date generally under the following material terms: (i) each option entitles the optionee to purchase one ordinary share of our company and (ii) the exercise price of each stock option has been set according to the average price of our shares on the TASE in the 30 trading days preceding the grant of the stock options, is linked to the Israeli consumer price index and is subject to adjustments in the event of the issue of a stock dividend, a rights issue or the distribution of a dividend. The stock options granted under the Plan generally vest during the three or four years commencing from the date of the stock options’ grant, and each optionee is entitled to exercise the stock options granted to him in three or four equal installments, starting from the end of the first year from the grant date. Should an optionee not exercise the stock options which have become exercisable within 90 days from the end of his or her employment with us or with one of our subsidiaries or related companies, such stock options expire. The stock option agreements provide that in the event that the optionee’s employment is terminated by us, or by one of our subsidiaries, including upon reaching the end of his or her employment term, under circumstances other than those that would legally entitle us, or our subsidiary, to terminate his or her employment without having to pay severance pay, the optionee is entitled to an acceleration of the vesting period of the stock options. The final expiry date for all the stock options (in the event of their not having previously expired or been exercised) is at the end of four or five years from the stock options’ grant date. With regard to the Israeli employees included among the above optionees, the grant of the stock options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains alternative, and their stock options have therefore been issued to a trustee acting on their behalf. Each of the optionees may also exercise the stock options by way of cashless exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the stock options. As of the date of this annual report, the total number of stock options granted by Gazit-Globe to employees and officers of Gazit-Globe and its wholly-owned subsidiaries and related companies (and that had not yet been exercised or had not expired) is 2,207,000 stock options, and their average exercise price is NIS 35.33.

In December 2011, our board of directors approved our 2011 Share Incentive Plan, pursuant to which we may continue to grant share options and grant other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500,000 shares for awards to be issued under the new share incentive plan. The terms of the individual share based awards will be subject to the discretion of our Compensation Committee, which will administer the new share incentive plan. As of the date of this annual report, no awards have been granted under the new share incentive plan.

Following are details of the grants in the last three years:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)		Fair Value at Issuance (NIS)(1)
April 4, 2009	90,000	(2)	17.02	(10)	8.96
May 18, 2009	16,000	(3)	21.67	(10)	8.96	(11)
May 18, 2009	400,000	(4)	21.67	(10)	10.4
November 30, 2009	760,000	(5)	35.67	(10)	13.29
February 24, 2010	729,500	(6)	39.02	(10)	15.40
April 28, 2010	50,000	(7)	38.93	(10)	14.14
May 23, 2010	17,600	(8)	38.04		9.50
August 17, 2010	4,800	(9)	35.12		9.45

(1)	Calculated based on the binomial method.
(2)	These share options were issued to officers of our company. The share options vest 1/3 annually beginning on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(3)	These share options were issued to Mr. Mientkavich. The share options vest 1/3 annually beginning on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(4)	These share options were issued Mr. Mientkavich. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.
(5)	These share options were issued Mr. Soffer. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.
(6)	These share options were issued to certain of our employees including Mr. Cunia who received 100,000 share options. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.
(7)	These share options were issued to Mr. Cunia. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date.
(8)	These share options were issued to our former director, Eli Shahar, and have since expired on December 8, 2011.
(9)	These share options were issued to Ms. Knaz. The share options vested fully on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(10)	The stated exercise price per share is the original exercise price; the actual exercise price is adjusted annually based on the Israeli consumer price index.
(11)	As of the approval of the issuance by the board of directors (on April 4, 2009).

In addition to the above, we entered into phantom share agreements between the years 2006 and 2010 with several employees of wholly-owned subsidiaries of ours which were intended to have the economic effect of the grant of 318,233 stock options (as of December 31, 2011).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of March 31, 2012, our major shareholders were as follows:

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc. (1)	92,915,571	56.4%
Migdal Insurance and Financial Holdings Ltd. (2)	8,301,483	5.0%

(1)

As of March 31, 2012, Chaim Katzman holds 29.3% of the outstanding shares of Norstar, including through private companies owned by Mr. Katzman and members of his family, both directly and indirectly; First

U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar; Dori Segal holds 9.2% of the outstanding shares of Norstar and Erica Ottosson (wife of Mr. Segal, our executive vice chairman) holds 6.8% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private companies owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. During the past three years, Norstar’s holdings of our ordinary shares ranged from approximately 55% of our outstanding share capital to 69% of our outstanding share capital. Most of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar.
(2)	Based on the holdings report filed with respect to Migdal Insurance and Financial Holdings Ltd. on March 14, 2012. The address of Migdal Insurance and Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B—Memorandum and Articles of Association.”

As of December 31, 2011, we had 22 holders of record of our ordinary shares in the United States (including Depositary Trust Company, as nominee for other holders of record). Such holders of record currently hold approximately 6.3% of our outstanding ordinary shares and 56.5% of our shares are beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

B.	Related Party Transactions

Management Agreement

In October 1998, we entered into a management agreement with Norstar Israel Ltd., or Norstar Israel, a wholly-owned subsidiary of Norstar, effective from July 1, 1998, pursuant to which we provide management services (including secretarial services, funds management and treasurer services, computer services, and the provision of manpower and office premises) for monthly consideration of U.S. $ 4,000 plus value added tax. Norstar Israel pays for its own third party services including legal and accounting services. Each party may cancel this agreement by written notice to the other party, not later than the last day of October of each year. This management agreement was approved by our audit committee in August 1998 and by our board of directors and at our general meeting in October 1998.

In February 2012, we entered into an amendment to our management agreement with Norstar Israel. The amendment reinstated the agreement, which terminated on November 15, 2011 based on provisions of the Israeli Companies Law and, effective November 16, 2011, increased the monthly consideration for the services we provide to Norstar Israel under the management agreement from U.S. $ 4,000 per month plus value added tax to NIS 105,000 per month (U.S. $ 28,287) (linked to the Israeli consumer price index) plus value added tax. The increased monthly consideration is based on Gazit-Globe’s up to date estimate of the employment cost of its personnel engaged in providing the services and the relative portion of their employment time that is dedicated to providing services to Norstar, together with overhead costs relating to such employees.

Issuance of Ordinary Shares to Norstar

In November 2010, we sold 2,000,000 ordinary shares at a purchase price of NIS 42 per share to Norstar.

In December 2011, Norstar purchased 2,500,000 ordinary shares at a purchase price of U.S. $ 9 per share in our initial public offering in the U.S.

Registration Rights

In February 2012, we entered into a registration rights agreement with Norstar and certain wholly-owned subsidiaries of Norstar. Pursuant to this registration rights agreement, the Norstar parties have the right to an unlimited number of demand shelf registrations, which may be underwritten. The Norstar parties also have the right to demand non-shelf registrations. The demand rights may be exercised at any time, subject to certain restrictions. Pursuant to such demand registration rights, we are required to register with the SEC the sale to the public of our ordinary shares owned by the Norstar parties. Any demand for registration may only be made if the shares requested to be sold by the Norstar parties in such offering have an aggregate market value (based on the most recent closing price of the ordinary shares at the time of the demand) of at least the lesser of (i) U.S. $ 30 million or (ii) the value of all shares held by the Norstar parties. In addition, in the event that we are registering additional ordinary shares for sale to the public, the Norstar parties will have “piggyback” registration rights providing it the right to have us include the ordinary shares owned by it in any such registration. The Norstar parties’ right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such offering.

Non-Compete Arrangement with Norstar

As part of a reorganization involving us and Norstar in 1998, we and Norstar entered into a non-compete arrangement providing that as long as Norstar is the sole controlling shareholder of Gazit-Globe and Gazit-Globe is primarily engaged in the real estate business, Norstar may not engage in the real estate business or hold shares of companies engaged primarily in the real estate business (other than through us and other than holdings of less than 5% of the outstanding shares of a publicly traded company) and that it is required to provide any proposals with respect to any such business or holdings to us.

In February 2012, we entered into an amendment to the non-compete arrangement effective as of November 16, 2011. Pursuant to this amendment, Norstar has undertaken, so long as it shall continue to be the sole controlling shareholder of Gazit-Globe and so long as the latter is engaged, as its principal business, in the field of owning, operating and developing shopping centers and/or medical office buildings and/or controls and holds companies that are engaged, as their principal activity, in the aforementioned fields, that it will not engage in the field of owning, operating and developing shopping centers or medical office buildings and will not own shares in companies that are engaged in this field as their principal activity (other than its holdings in Gazit-Globe). In addition, any proposals that Norstar receives related to the foregoing matters will be passed on to Gazit-Globe. This will not apply to investments in the shares of companies listed on a stock exchange in Israel or abroad, which are engaged in the field of owning, operating and developing shopping centers and/or medical office buildings as their principal activity, provided that Norstar does not own 5% or more of the issued share capital of any such company.

The non-competition provision provides that in the event that Norstar desires to operate in any real-estate related field which is not shopping centers or medical office buildings, it will have to first propose the operation to Gazit-Globe, and only if Gazit-Globe, following the approval of its audit committee, confirms that it is not interested in engaging in such operations, shall Norstar be able to engage in such operations. The right of first offer will continue to be in effect with respect to future transactions in any field which was examined by Norstar and was refused by Gazit-Globe. Upon the decision of the audit committee for the first time not to engage in a specific real-estate field, Gazit-Globe agrees to publicly disclose such decision. Moreover, Gazit-Globe shall, in its periodic and/or annual reports, specify details about the transactions engaged in by Norstar during the relevant period, including the reasoning of its audit committee, which were first offered to Gazit-Globe and which it refused, provided that no details will be published in connection with specific transactions which were not already published by Norstar at that time.

Equity One

As part of Equity One’s acquisition of CapCo through a joint venture with CSC, Equity One entered into an equityholders’ agreement with Gazit-Globe and certain of its subsidiaries and affiliates, CSC, Liberty and certain of Liberty’s and CSC’s affiliates, or collectively, the Liberty Group, in January 2011 (as amended in September 2011) pursuant to which, at the closing of the acquisition of CapCo, Equity One increased the size of its board of directors by one director and appointed a designee of CSC to the board. From February 3, 2016, so long as the Liberty Group holds 3% or more of the outstanding shares of Equity One common stock, the Liberty Group will have the right to nominate one candidate for election to Equity One’s board of directors at each annual meeting of Equity One’s stockholders at which directors are elected. The Liberty Group has agreed to vote all of its shares of Equity One common stock in favor of the nominees Gazit-Globe supports. Gazit-Globe has also agreed to vote all of its shares of Equity One common stock (up to 45% of Equity One’s outstanding capital stock) in favor of the nominee proposed by the Liberty Group. The equityholders’ agreement prohibits the Liberty Group from acquiring more than the greater of (i) 19.9% of Equity One’s shares outstanding as of the effective date of the equityholders’ agreement or (ii) 15% of Equity One’s outstanding shares on a fully diluted basis. The maximum percentage of Equity One’s shares the Liberty Group is permitted to own is subject to reduction if the Liberty Group sells its shares, but the Liberty Group will not be prohibited from owning up to 9.9% of Equity One’s outstanding shares. In addition, the equityholders’ agreement provides that Equity One and/or Gazit-Globe and its affiliates, will have a right of first offer with respect to proposed sales by the Liberty Group of any of their joint venture units or proposed sales of any shares of Equity One’s capital stock. On March 9, 2012, Equity One completed a public secondary offering on behalf of the Liberty Group, of 4.1 million Equity One shares for gross proceeds of U.S. $ 76.4 million (NIS 292 million), which were transferred to the Liberty Group. The Liberty Group has a tag-along right in a sale of Equity One shares by Gazit-Globe that would result in a “change of control.” The Liberty Group has agreed not to take certain enumerated actions to interfere with the way that Equity One is managed or engage in an attempt to acquire control of Equity One. The agreement is effective through May 23, 2020.

Chaim Katzman has executed an irrevocable undertaking, dated May 23, 2003, in favor of Gazit-Globe pursuant to which he committed to vote the Equity One shares he controls for nominees to Equity One’s board of directors, as directed in writing by Gazit-Globe, during the period in which (i) Chaim Katzman or his family controls 50% or more of Gazit-Globe’s total outstanding voting capital stock, and (ii) we own, directly or indirectly through any of our subsidiaries, not less than 20% of Equity One’s total outstanding voting capital stock. This undertaking expires on May 23, 2013.

First Capital

Gazit-Globe is party to a shareholders’ agreement with Alony-Hetz, dated January 9, 2011, in connection with Gazit-Globe’s holdings in First Capital, which replaced a stockholders agreement with Alony-Hetz that had been in place since November 2000. As of January 9, 2011, Alony-Hetz held 12.7% of First Capital’s share capital and Gazit-Globe held 48.8%. Gazit-Globe has agreed to support the election of a specified number of the representatives of Alony-Hetz to First Capital’s board of directors. Alony-Hetz is entitled to appoint two directors to First Capital’s board of directors, so long as Alony-Hetz holds at least 7% of its issued share capital and one director to First Capital’s board of directors, so long as it holds less than 7%, but not less than 3% of its issued share capital. Alony-Hetz loses its right to appoint two directors if, for 60 consecutive days, it owns less than 7% of First Capital’s issued share capital. Pursuant to the shareholders’ agreement, Alony-Hetz has agreed to vote all of its First Capital shares in favor of our nominees for First Capital’s board of directors. Under the agreement, Gazit-Globe has a drag along right, which is triggered when Gazit-Globe or any affiliate sells its shares of First Capital to a third party for a minimum price of C$20.00 per share. Gazit-Globe also has a right of first offer and Alony-Hetz has a tag along right. The shareholders’ agreement also provides that, in the event that either of the parties, or the offeror, acquires additional securities in First Capital, the offeror will then offer the other party, or the offeree, the opportunity to acquire a proportionate part of those securities. Alony-Hetz has agreed not to take certain enumerated actions to interfere with the way that First Capital is managed or engage in an attempt to acquire control of First Capital. The shareholders’ agreement terminates on January 9, 2021 or the earliest of (i) Alony-Hetz’s holdings in First Capital’s shares representing less than 3% of First Capital’s issued capital for 90 consecutive days, (ii) all of Gazit-Globe’s holdings in First Capital’s shares representing less than 20% of First Capital’s issued capital for 90 consecutive days, and (iii) a determination by one of the parties to terminate the agreement upon a change of control of the other party.

Gazit Development

On June 6, 2011, Gazit-Globe and Gazit Development entered into an agreement pursuant to which Gazit-Globe transferred to Gazit Development its 100% interest in Acad (which holds a 73.8% interest in U. Dori Group Ltd.) and outstanding indebtedness of Acad to Gazit-Globe. The aggregate consideration payable by Gazit Development is NIS 200 million, including NIS 20 million for the assignment of loans that were extended to Acad by the Company. NIS 95 million of the consideration was paid at closing and the remaining NIS 105 million will be paid over the two year period after the closing date, with interest from the closing date calculated based on Gazit-Globe’s cost to borrow the amount of unpaid consideration.

Gazit Development finances the majority of its activities through loans provided to it by Gazit-Globe. As of December 31, 2011, Gazit-Globe had outstanding loans to Gazit Development of NIS 1.9 billion of which (1) NIS 1.7 billion is linked to changes in the Israeli CPI and bears interest at an annual rate of 4.0%—7.2%, (2) NIS 76 million is denominated in Euros and bears interest at an annual rate of 4.1%-—6.4% and (3) NIS 105 million is not linked and bears interest at an annual rate of the Israeli Prime plus 1%. These loans include NIS 649 million extended by Gazit-Globe to Gazit Development under a debenture allotment agreement entered into with Gazit-Globe in August 2009. Under this agreement, Gazit-Globe agreed to extend to Gazit Development credit equal to the amounts raised by Gazit-Globe within the framework of the issuance of the Series J debentures in February 2009 that were secured by collateral provided by Gazit Development. Under the terms of the agreement, Gazit-Globe will extend to Gazit Development additional credit equal to any amount that Gazit-Globe raises in any extension of the debentures back to back with the terms of the credit to be extended to Gazit-Globe under the debentures, as issued, other than with regard to the interest rate.

See also “Item 6—Directors, Senior Management and Employees—Employment and Consultant Agreements” and Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Atrium Litigation

In August 2010, Atrium filed a claim in the High Court of Justice in England against Meinl Bank AG and against its controlling shareholder, Julius Meinl, and other affiliated parties for losses such parties caused to Atrium (then named Meinl European Land Limited) in connection with their management of Atrium prior to our acquisition of interests in Atrium. Affiliates of Meinl Bank controlled Atrium prior to our acquisition of interests in Atrium in August 2008 and Meinl Bank was a party to the agreement pursuant to which we invested in Atrium, or the Investment Agreement. Gazit-Globe was not a party to this claim. The claim sought damages in an amount of over €2 billion (U.S. $ 2.68 billion) related to losses suffered by Atrium from alleged breaches of duty, conspiracy and dishonest assistance in breaches of trust by the defendants in connection with transactions which Atrium claimed benefited Meinl Bank and related parties at Atrium’s expense and lacked commercial justification, including a secret share buy-back scheme orchestrated by the defendants. Atrium also sought indemnification from the defendants for any liability or regulatory penalty imposed on Atrium, and reimbursement of costs associated with responding to investigations and lawsuits relating to those transactions. Meinl Bank AG and others responded with various procedural initiatives and in February 2011, filed a petition for arbitration with the International Court of Arbitration at the International Chambers of Commerce in Paris, against Gazit-Globe, Atrium and CPI, in which petition they asked for an indemnification for all costs that might be incurred by them in such proceedings in the English High Court.

In November 2010, Meinl Bank AG and another former investor in Atrium, B.V. voorheen Firma W. de Liefde, filed a lawsuit in the Royal Court of Jersey, purporting to be recognized as a derivative action, in the amount of €1.2 billion, against Gazit-Globe, CPI CEE Management LLC, or CPI (currently owned by an affiliate of Apollo Global Management LLC) with which we have entered into a shareholders’ agreement with respect to our and CPI’s respective interests in Atrium, Chaim Katzman, our chairman, who also serves as chairman of the board of directors of Atrium, and other directors and former directors of Atrium. Atrium was nominally a defendant to the action although the claimants purportedly sought relief on behalf of Atrium. In the suit, Meinl claimed that in January 2009, Gazit-Globe, CPI and Atrium cancelled a rights offering that Gazit-Globe and CPI were contractually obligated to underwrite and instead entered into alternate transactions in January 2009 that benefited Gazit-Globe and CPI at Atrium’s expense. Meinl also claimed that in September 2009, Gazit-Globe, CPI and Atrium entered into a further transaction that benefited Gazit-Globe and CPI at Atrium’s expense. The lawsuit also included claims of breach of fiduciary duties by certain directors of Atrium and of dishonest assistance in such breaches by Gazit-Globe and CPI. On February 14, 2011, we filed an application to dismiss the suit in the Royal Court of Jersey. On or around March 31, 2011, we submitted evidence in support of our application.

In March 2011, Meinl Bank AG filed a lawsuit against Gazit-Globe and Mr. Katzman in the District Court in Tel Aviv seeking, among other things, a declaratory judgment to compel us and Mr. Katzman to indemnify Meinl Bank AG with respect to any amounts for which Meinl Bank AG might be found liable in the claim in the English High Court. To our knowledge, Meinl Bank AG has not sought indemnification with respect to the claim in the English High Court from any other Atrium shareholder.

On April 14, 2011, the parties agreed to consolidate the various proceedings (including additional proceedings between Meinl Bank and Atrium to which Gazit-Globe was not a party), and to transfer all of them to an arbitration proceeding in either London or Paris, or the Consolidated Arbitration. Pursuant to this consolidation, the parties undertook to act to stay those proceedings in their various forums, except for the Jersey proceeding, which would remain pending until all the defendants confirmed whether they wished to have the lawsuit included in the Consolidated Arbitration.

On June 17, 2011, the parties signed an agreement providing for the settlement of all outstanding disputes and for the dismissal of all pending claims among the parties to the settlement agreement. Each party denies that it has engaged in any wrongdoing and the settlement agreement does not provide for any payment from any party to another party as damages for claims that have been asserted. The settlement agreement became fully effective on July 28, 2011 and the parties were required to take steps to dismiss all claims pending among them. All such claims have now been dismissed.

Notwithstanding the settlement and dismissal, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. However, an independent committee of the Atrium Board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of Atrium in the derivative action and no benefit to Atrium in pursuing the action.

Current Legal Proceedings

Set forth below is a description of material litigation to which we are a party, as of December 31, 2011. Although there can be no assurance as to the ultimate outcome, we intend to vigorously defend the matters described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Israeli Tax Matters

On December 24, 2009, we received a final tax assessment with respect to Gazit-Globe’s Israeli tax return for 2004. The assessment is being appealed in a court proceeding. According to the final tax assessment, the Israeli Tax Authorities, or the ITA, claim that Gazit-Globe should allocate its gross finance, general and administrative expenses to specific categories of revenue or based on the ratio of such revenues to the assets that generated them, as opposed to our position that these expenses are deductible without any allocation. On January 15, 2011, we received a final tax assessment with respect to Gazit-Globe’s 2005 tax return with similar claims by the ITA. If the ITA’s position were to be fully accepted with respect to 2004, we would recognize additional income of NIS 5.5 million for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million, which would result in a nominal tax liability, net of foreign tax credits, of NIS 360 thousand. If the ITA’s position is fully accepted with respect to 2005, we would recognize additional income of NIS 93.6 million for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 70 million, resulting in a nominal tax liability, net of foreign tax credit, of NIS 31.8 million. On December 13, 2011, we were issued a best-judgment assessment with respect to 2006. According to the assessment, finance, general and administrative expenses have been allocated to Gazit-Globe’s income from its various sources, based on the ratio of the assets that generated the income. As a result of this allocation, expenses of NIS 58 million are non-deductible, thereby reducing our declared loss. In addition, the ITA claims that, after allocating the finance expenses as stated, we have finance income stemming from loans granted to Israeli companies that is not deductible. If the ITA’s position were to be fully accepted, it would result in a nominal tax liability of NIS 18.2 million. Additionally, the assessment also reflects the cancellation of loss carry forwards of NIS 41 million due to the fact that, with respect to these losses, an assessment was issued as described above. We have filed an appeal against this assessment.

We continue to discuss with the ITA its tax assessments for the years 2004-2009. The issues being discussed include the allocation of finance expenses to revenues as discussed above, and the manner according to which we will receive credit in Israel for foreign taxes paid by our foreign subsidiaries. In addition to tax liabilities for which we would be liable with respect to the 2004, 2005 and 2006 tax years, if the aforementioned arguments of the ITA are accepted, we would be exposed to a further tax demand for the payment of significant amounts also with respect to the 2007 tax year and thereafter (these have not been discussed in the orders issued to date), and other changes could apply to the credit available for utilization against future tax liabilities in Israel, as specified in the respective tax assessments and orders.

We believe that our position as reflected in the tax returns filed by Gazit-Globe for the relevant years is valid and supported by tax laws. We therefore believe that the position of the ITA as reflected in the assessments issued for the Company in the years in question should not be accepted.

Gazit-Globe and its wholly owned subsidiaries in Israel have a current carry forward tax loss. With respect to the tax benefit inherent in this loss, we have recorded deferred taxes in the amount of NIS 129 million, which has been offset against the tax provisions balance recorded in our books. As noted above, we are conducting discussions with the ITA and these losses might therefore be reduced.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows.

Dividend Policy

In the fourth quarter of each year our board of directors determines, and we announce, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. Over the last three years we have also declared an annual dividend. In the years ended December 31, 2009, 2010 and 2011, we paid our shareholders cash dividends in the amount of NIS 1.42 (U.S. $ 0.38), NIS 1.48 (U.S. $ 0.40), and NIS 1.56 (U.S. $ 0.44) per ordinary share, respectively, representing 43.8%, 58.3%, and 59.5% respectively, of our adjusted EPRA FFO for the applicable period, and have retained the remainder of such income to fund our business.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE under the symbol “GLOB” since January 1983 and on the New York Stock Exchange under the symbol “GZT” since December 2011.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2011	47.40	31.39	12.41	8.22
2010	46.52	32.31	12.17	8.46
2009	39.10	15.09	10.24	3.95
2008	45.00	15.60	11.78	4.08
2007	58.83	41.29	15.40	10.81
Quarterly:
First Quarter 2012	39.74	35.60	10.40	9.32
Fourth Quarter 2011	41.10	34.40	10.76	9.47
Third Quarter 2011	43.35	31.39	11.35	8.22
Second Quarter 2011	47.40	40.01	12.41	10.47
First Quarter 2011	47.10	41.57	12.33	10.88
Fourth Quarter 2010	46.52	39.30	12.17	10.29
Third Quarter 2010	39.30	33.61	10.28	8.80
Second Quarter 2010	39.20	32.31	10.26	8.46
First Quarter 2010	40.35	37.30	10.56	9.76
Most Recent Six Months (1):
March 2012	39.09	37.20	10.23	9.74
February 2012	39.74	36.99	10.40	9.68
January 2012	37.86	35.60	9.91	9.32
December 2011	40.50	39.28	10.60	10.28
November 2011	40.60	37.24	10.63	9.75
October 2011	41.10	34.40	11.76	9.47

(1)	For the month through April 24, 2012, the high was NIS 40.49 (U.S. $ 10.60) and the low was NIS 38.28 (U.S. $ 10.02).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2011 (beginning December 14, 2011)	9.75	8.83
Quarterly:
First Quarter 2012	10.60	9.30
Fourth Quarter 2011 (beginning December 14, 2011)	9.75	8.83
Most Recent Six Months (1):
March 2012	10.50	9.86
February 2012	10.60	9.78
January 2012	10.03	9.30
December 2011 (beginning December 14, 2011)	9.75	8.83

(1)	For the month through April 24, 2012, the high was U.S. $ 10.86 and the low was U.S. $ 10.41.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and listing details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association.

Registrar and Purpose

Our number with the Israeli Registrar of Companies is 520033234. Section 2 of our memorandum of association provides that our purpose includes any lawful purpose.

Board of Directors

See “Item 6—Directors, Senior Management and Employees—Board Practices.”

Borrowing Powers, Guarantees and Debentures

Our board of directors may from time to time, in its sole discretion, borrow or secure any amount or amounts of money for our purposes. Our board of directors may procure or guarantee the settlement of any such amount or amounts in such manner and on such dates and under such terms as it shall deem fit and in particular by issuing security bonds, debentures, permanent or separate bonds, series bonds or any mortgage, encumbrance or other security on all or any portion of our existing or future plant or property.

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Israeli Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6—Directors, Senior Management, and Employees—Directors and Senior Management” is an office holder under the Israeli Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

•	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction. Our articles of association do not provide for a different method of approval. No transaction that is adverse to the company’s interest may be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers and office holders who are not directors require approval by the company’s board of directors. Our articles of association do not provide for a different method of approval. Extraordinary transactions with, or insurance, indemnification or exculpation of, executive officers or office holders who are not directors require audit committee approval and subsequent approval by the board of directors. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors, require the approval of the audit committee, the board of directors and the company’s shareholders, in that order. The approval of the audit committee and the board of directors is also required for all compensation arrangements of office holders who are not directors (provided that the compensation committee, if any, may provide its approval, in lieu of the audit committee, if the compensation committee is in compliance with all of the requirements applicable to an audit committee). If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the audit committee is required if the audit committee determines that the amendment is not material in relation to the existing arrangement.

Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions

Pursuant to the Israeli Companies Law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company’s audit committee, board of directors and shareholders meeting in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•

at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

•

the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto. In certain cases provided in regulations promulgated under the Israeli Companies Law, shareholder approval is not required.

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

Pursuant to regulations adopted under the Israeli Companies Law, a transaction with a controlling shareholder that would otherwise require approval of the shareholders is exempt from shareholder approval if the audit committee and the board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within two weeks of the publication of such determination, that despite such determination by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders (which duty has not been interpreted to date by the Israeli courts).

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Private Placements

Under the Israeli Companies Law, a significant private placement of securities requires approval by the board of directors and at a general meeting by holders of a majority of the voting power held by the shareholders present at the meeting, in person or by proxy. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•

the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Transfer of Shares

Our ordinary shares that are fully paid for are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by applicable law or the rules of a stock exchange on which the shares are traded. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, enemies of the state of Israel.

Shareholder Meetings

Under the Israeli Companies Law, we are required to convene an annual general meeting of our shareholders at least once every calendar year and not more than 15 months following the preceding annual general meeting on such date and at such place as may be designated by our board of directors. All meetings other than the annual general meeting of shareholders are referred to as special general meetings of shareholders.

Our board of directors may convene a special general meeting as it deems fit and, in addition, our board is required to convene a special general meeting upon demand of any two directors or one quarter of the members of our board of directors or upon the demand of one or more holders, in the aggregate, of either (a) 5% or more of our outstanding share capital and 1% of our voting power or (b) 5% or more of our voting power.

Pursuant to our articles of association and the Israeli Companies Law and the regulations promulgated thereunder, a notice of any annual or special general meeting is required to be provided at least 14 days prior to the meeting provided that if voting at a particular general meeting may be by voting deed (under the circumstances described in “—Voting” below), notice must be provided at least 35 days prior to the meeting. Our articles of association provide that notice of a general meeting may be provided by publication rather than by delivery to shareholders of record. We intend to nevertheless distribute a notice of general meeting by delivery to our shareholders of record. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date determined by our board of directors, which may be between four and 40 days prior to the date of the meeting.

The agenda of a general meeting is to be determined by our board of directors and the general meeting may only pass resolutions with respect to issues specified in such agenda. Pursuant to the Israeli Companies Law, one or more shareholders with at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future, provided that it is appropriate to discuss such a matter in the general meeting.

Quorum

The quorum required for a general meeting shall consist of at least two shareholders present in person or represented by proxy, who hold or represent in the aggregate at least 35% of the voting power in our company. A meeting adjourned for lack of a quorum shall be adjourned to the same day in the following week at the same time and place or at any time and place as our board of directors shall designate in a notice to the shareholders.

If at the adjourned meeting a quorum is not present within half an hour of the time designated, then the quorum shall be deemed present if at least two shareholders are present in person or represented by proxy, who hold or represent in the aggregate at least 30% of the voting power in our company.

The chairman of the general meeting may, by resolution of the meeting in which a quorum is present, adjourn such meeting or postpone the adoption of a resolution with respect to any issue on the agenda of such meeting, from time to time and from place to place, and he shall be required to do so if the meeting has instructed him to do so. If such meeting has been adjourned by more than 21 days, a notice of such adjourned meeting shall be given in accordance with the notice procedure required by the Israeli Companies Law and our articles of association. If the meeting has been adjourned by more than 21 days, but without changing its agenda, then a notice of the new date shall be given as soon as possible, but no later than 72 hours prior to the adjourned meeting.

Resolutions

An ordinary resolution of a general meeting is deemed adopted if it is approved by the holders of more than 50% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution. A special resolution of a general meeting is deemed adopted if it is approved by the holders of at least 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Provisions in Our Articles of Association Requiring a Supermajority Shareholder Vote

Amendments to any provision of our articles of association (other than to increase the authorized share capital) require the approval of 60% of the ordinary shares represented at the general meeting, by person or by proxy, and voting on the resolution.

Approval of a merger of Gazit-Globe requires the approval of a supermajority vote of 60% of the voting rights present and voting at the general meeting (in person or by proxy).

To the extent our company has different classes of shares in the future (there is currently only one class of equity securities and the company is prohibited from having more than one class so long as the shares are listed on the TASE) changes to the determination of the rights of a class of securities would require the approval of a supermajority vote of 75% of the voting rights of such class present and voting at the general meeting (in person or by proxy).

Voting

Our articles of association provide that every shareholder present in person or by proxy shall have one vote per ordinary share held by such shareholder eligible to vote.

In addition, Israeli law provides that a shareholder of a public company may vote in a general meeting or in a meeting of a class of shares by means of a voting deed in which the shareholder indicates how such shareholder votes on resolutions relating to the following matters:

•	an appointment or removal of directors;

•	an approval of transactions with office holders or interested or related parties;

•	an approval of a merger;

•	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

•

the authorization of the chairman of the board of directors or his relative to fulfill the role of the general manager or to exercise his powers, and the authorization of the general manager or his relative to fulfill the role of the chairman of the board of directors or to exercise his powers;

•	scheme of arrangement (with court approval); and

•	other matters which may be prescribed by Israel’s Minister of Justice.

A voting deed is a card made available to shareholders prior to a general meeting together with instructions regarding how to fill in and deliver the completed voting deed to us prior to the vote. The provision allowing the vote by voting deed does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. With respect to our company, since we have a controlling shareholder, in any of the matters listed above in which a separate vote of non-interested shareholders is not required and a special majority of more than 50% is also not required, we are not required to provide for the use of voting deeds. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and refrain from abusing his or her powers with respect to the company. This duty is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized share capital, mergers and approval of related party transactions. A shareholder must also refrain from oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. To date there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

Under our articles of association, the directors are appointed by the holders of a simple majority of our shares at a general meeting, subject to the special majority requirements for external directors described below. Removal of any director at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors. See also “Item 6—Directors, Senior Management and Employees—Board Practices”

Other than a person who has served as a director up to the date of the annual general meeting and/or whose appointment as a director has been recommended to the general meeting by our board of directors, no director shall be appointed at the annual general meeting unless a shareholder or group of shareholders holding 1% or more of the voting rights of our company wishing to propose him as a candidate submits to our office, at least ten days prior to the date of the notice of annual general meeting, a written document, signed by the shareholder, indicating that such shareholder is seeking to nominate such candidate, together with a written consent of the proposed candidate to hold office as a director and his curriculum vitae and all other documents required under the Israeli Companies Law and related regulations with respect to directors and their election that are applicable to our company at such time, including the rules of any exchange on which our shares are listed.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Israeli Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial reports, provided that the date of the financial reports is not more than six months prior to the date of distribution, or we may distribute dividends with court approval. In each case, we are only permitted to pay a dividend if there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Access to Corporate Records

Under the Israeli Companies Law, all of our shareholders generally have the right to review minutes of our general meetings, our shareholder register, our articles of association and any document we are required by law to publicly file. Any shareholder who specifies the purpose of his or her request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Israeli Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the disclosure of the document may otherwise harm or prejudice our interests.

Changes in Capital

Any increase in our authorized share capital must be approved by a majority of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy, which would make the terms of our memorandum of association consistent with the terms of our articles of association, which already provide for approval by a majority.

Our articles of association enable us to increase or reduce our authorized share capital. Any such change must be approved by a majority of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy. Unless otherwise resolved in such resolution approving the increase of our authorized share capital, the new shares shall be subject to the same provisions as applicable to our ordinary shares.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company’s voting rights or of the target company’s issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class) or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class) the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

Special Tender Offer

The Israeli Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser could become a holder of 25% or more of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser could become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, unless one of the exemptions in the Israeli Companies Law is met.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and any person having a personal interest in the acceptance of the tender offer).

If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shares voted on the proposed merger at a general meeting called with at least 35 days’ prior notice. Notwithstanding the above, our articles of association provide that the approvals of board members constituting 75% of the members of the board eligible to vote and holders of 60% of our ordinary shares present and eligible to vote at a general meeting are required to approve a merger.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the financial valuation of the entities being merged and the consideration offered to the shareholders.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and 30 days have passed from the date on which the merger was approved by the shareholders of each party.

C.	Material contracts

Underwriting Agreement

We entered into an underwriting agreement between us and Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters, on December 13, 2011, with respect to the ordinary shares sold in our initial public offering in the United States. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of such liabilities.

See “Item 6—Directors, Senior Management and Employees—Compensation—Employment and Consultant Agreements”, “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions”, and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries and Credit Facilities and other Indebtedness of Other Group Entities.”

D.	Exchange controls

Not applicable.

E.	Taxation

The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on us and our subsidiaries. The following also contains a discussion of material Israeli tax consequences that may be applicable to our shareholders that are initial purchasers of ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets.

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The regular rate of corporate income tax, to which Israeli companies are subject to in 2011, was 24%. Under previous legislation, such tax rate was due to be reduced further to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards. In the year ended December 31, 2011, the statutory rate applicable to Gazit-Globe was 24% and its effective tax rate was 22.4%.

Recently, the Social and Economic Change (Legislative Amendments) (Taxes), 2011 Bill (the “Tax Burden Law”) was published by the Israeli Knesset. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

Since 2010, Israeli companies are subject to regular corporate income tax rate on their capital gains. In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (the “Inflationary Adjustments Law”) or the provisions of Section 130A of the Income Tax Ordinance, 1961 (the “Ordinance”), applied immediately before the 2006 Tax Reform came into force, which were subject to the regular corporate income tax rate).

Taxation of Non-Israeli Subsidiaries Held by an Israeli Parent Company

Non-Israeli subsidiaries of an Israeli parent company are generally subject to tax in their countries of residence under tax laws applicable to them in such country. Such subsidiaries could also be subject to Israeli corporate income tax on their income if they are viewed as Israeli resident corporations. The Ordinance defines an Israeli resident corporation as one that was incorporated in Israel or is managed and controlled from Israel, such that if a non-Israeli corporation were to be managed and controlled from Israel, it could also be taxed in Israel if considered as an Israeli resident under the Israeli domestic tax law and the relevant tax treaty if applicable. In such case, double taxation could ensue, although the Ordinance provides rules for provision of foreign tax credits in such situation. In addition, if the non-Israeli subsidiary were to be a resident of a country party to an income tax treaty with Israel, the provisions of such tax treaty would normally provide rules for defining residency for purposes of applying the provisions of the tax treaty and provide further relief from double taxation.

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain income derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, the subsidiary has a majority Israeli control, most of its revenues or income is passive (such as interest, dividends, royalties, rental income or income from capital gains) and such subsidiary’s non-Israeli income is taxed at a rate that does not exceed 20%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a credit for foreign taxes paid by its non-Israeli subsidiaries in their country of residence and for deemed foreign taxes to be withheld upon the actual distribution of such income.

Israeli Tax Considerations for Our Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gain

As of January 1, 2006, the income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased on or after January 1, 2003, whether listed on a stock exchange or not, is 20%. However, if such shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Capital gains derived by a person who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 45% for individuals in 2011, and up to 48% in 2012).

Pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is considered a “Substantial Shareholder” at any time during the 12-month period preceding the sale).

Dividend Income

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period.

Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25% (instead of 20%) (or 30% instead of 25% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period).

Israeli Resident Corporations

Capital Gain

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the same as the general corporate income tax rate. As described above, the Tax Burden Law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax with respect to dividends received from Israeli resident corporations where the earnings distributed by such corporations were subject to Israeli tax.

Non-Israeli Residents

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an income tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate income tax rate (24% in 2011) or, if derived by an individual, at the rate of 20% or 25%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 24% for a corporation in 2011 and a marginal tax rate of up to 45% for an individual in 2011). As indicated above, the Tax Burden Law changed the corporate tax rate and also raised the capital gain tax rate applicable to individuals from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is considered a “Substantial Shareholder” at any time during the 12-month period preceding the sale). Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable income tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel With Regard to Taxes on Income (the “U.S.-Israel Treaty”), the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable, however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not require the grant of such credit against any U.S. state or local taxes.

Payors of consideration for shares, including a purchaser, an Israeli stockbroker effectuating the transaction, or a financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 20% (25% as of 2012, so long as the ordinary shares are registered with a Nominee Company), unless a reduced rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. resident (for purposes of the U.S.-Israel Treaty) holder of our ordinary shares is 25%. However, generally, the maximum withholding tax rate on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which Israeli tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividends on our ordinary shares, including an Israeli stockbroker effectuating the transaction, or a financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the ordinary shares are registered with a Nominee Company (for corporations and individuals).

Material United States Federal Income Tax Considerations

The following is a description of material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations relating to holders that are initial purchasers of our ordinary shares and that hold such ordinary shares as capital assets. This description does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

•	U.S. Holders (as defined below) whose “functional currency” is not the U.S. Dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

Moreover, this description does not address the United States federal estate, gift or alternative minimum tax considerations, or any state, local or foreign tax considerations, relating to the acquisition, ownership and disposition of our ordinary shares.

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position could not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2012, provided that (a) you have held the ordinary shares for at least 61 days during the 121-day period beginning on the date which is 60 days before the ex-dividend date with respect to such dividends, (b) you are not under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property, and (c) such dividends are received from a “qualified foreign corporation” for United States federal income tax purposes. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the New York Stock Exchange, which is an established securities market in the United States, and therefore we believe that we will constitute a “qualified foreign corporation” for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis (as defined below) in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your United States federal income tax liability. The rules relating to eligibility for such deductions or credits, however, are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to such credits or deductions. Subject to the discussion below, our dividends generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if United States persons own, directly or indirectly, 50% or more of the voting power or value of our shares. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited depending on your individual circumstances. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if we are subject to the sourcing rule described above, U.S. Holders should expect that the entire amount of our dividends will be treated as U.S. source income for United States foreign tax credit purposes. U.S. Holders, however, who qualify for benefits of the U.S.-Israel Treaty may elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income pursuant to Articles 4(1) and 26(1) of the U.S.-Israel Treaty, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. You should consult your tax advisor to determine the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel Treaty election described above. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income,” and in the case of the election described above, its own separate class of income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you have not held your ordinary shares for at least 16 days during the 31 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividends or if you are under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property.

The amount of a distribution will equal the U.S. dollar value of the NIS received, calculated by reference to the exchange rate in effect on the date that distribution is received, whether or not a U.S. Holder in fact converts any NIS received into U.S. dollars at that time. If the NIS are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the distribution. A U.S. Holder may have foreign currency gain or loss if the NIS are converted into U.S. dollars after the date of receipt, depending on the exchange rate at the time of conversion. Any gains or losses resulting from the conversion of NIS into U.S. dollars generally will be treated as ordinary income or loss, as the case may be, and generally will be treated as U.S. source.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency), exchange or other disposition and your adjusted tax basis in your ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under “Backup withholding tax and information reporting requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•

such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

If we were to be classified as a “passive foreign investment company,” or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-United States corporation will be classified as a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

Based on our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and estimates of our gross income, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2012. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2012 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any “excess distribution” by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. For example, if we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain United States stock exchanges (including the NYSE) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year in which we are a PFIC an amount equal to the difference as of the close of the taxable year between the fair market value of your ordinary shares and your adjusted tax basis in your ordinary shares. Such recognition of gain or loss will cause an increase or decrease, respectively, in the adjusted tax basis in your ordinary shares. Such losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules described above relating to excess distributions and realized gains would not apply for periods covered by the election. If you do not make a mark-to-market election for the first taxable year in which we are a PFIC during your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to each taxable year in which we were a PFIC during your holding period before the effective date of such election.

If we are a PFIC, a holder of ordinary shares that is a U.S. Holder may have to file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation (the “Reporting Legislation”) provides that all United States persons who are shareholders of a PFIC must file an annual information return. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing.

You should consult your tax adviser concerning the United States federal income tax consequences of purchasing, holding, and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election, the unavailability of the QEF election, and your annual PFIC filing requirements, if any.

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner’s United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the Internal Revenue Service.

Recent legislation

Recently enacted legislation requires certain U.S. Holders who are individuals to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution) penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of the recent U.S. federal income tax legislation on their ownership and disposition of ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	Dividends and paying agents

Not applicable.

G.	Statements by experts

Not applicable.

H.	Documents on display

We file annual and special reports and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system.

We also file annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Our ordinary shares are quoted on the TASE and the NYSE. Information about us is also available on our website at http://www.gazit-globe.com. Such information on our website is not part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk is the adverse effect on the value of assets and liabilities that results from a change in the applicable market resulting from a variety of factors such as perceived risk, interest rate changes, inflation and overall general economic changes. We are exposed to various financial market risks, primarily from changes in foreign exchange rates, interest rates, changes to the Israeli CPI and inflation and market prices in respect of securities we hold, mortgages, debentures and swaps. Our comprehensive risk management policy focuses on activities that seek to reduce the possible adverse effects of market risk on our financial performance. We have used, and we expect to continue to use, derivative financial instruments to manage these risks in some cases. The following is additional information about the market risks we are exposed to and how we manage these risks:

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our revenues are generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2011, 30.2 % of our total revenues were earned in Canadian dollars, 23.7% in U.S. dollars, 20.8 % in NIS, 15.7 % in Euros and 4.6 % in Swedish Krona. In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2011 vs. 2010	(4.1)	(0.2)	0.5
2010 vs. 2009	(5.1)	5.1	(9.4)
2009 vs. 2008	9.6	2.2	4

Assuming a 10% decrease in the U.S. dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 90 million in 2011. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 123 million in 2011. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 69 million in 2011.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2011, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	1,371	4.8	365
Cross-currency swap	U.S.$-NIS	995	5.1	328
Cross-currency swap	C$-NIS	1,381	5.0	318
Forward contracts	Various currencies	1,326	Less than 1	2
Call options	NIS-U.S.$	500	1.5	5

Total		5,573		1,018

For the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our hedging transactions, refer to the sensitivity analysis in Note 37g to our audited consolidated financial statements included elsewhere in this annual report.

Consumer Price Index/Inflation Risk

We have borrowed from banks and issued debentures with repayment provisions linked to changes in the Consumer Price Index in Israel. We also have deposits and have made loans which are linked to changes in the CPI. We have an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our finance expenses, leading to lower reported earnings and shareholders’ equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. Part of our cross- currency swap transactions hedge (economically) this exposure. For further details, refer to Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

Assuming an increase of 1% in the Israeli CPI, our pre-tax income would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax income would have increased, by NIS 66 million and NIS 76 million as of December 31, 2010 and December 31, 2011, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 46 million and NIS 38 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2011 and 2010 in the Consumer Price Index or similar inflation indices.

Credit risk

The financial strength of our customers affects our results. We are not exposed to significant concentration of credit risks. We regularly evaluate the quality of our customers and the scope of credit extended to our customers. Accordingly, we provide an allowance for doubtful accounts based on the credit risk in respect of certain customers. Cash and deposits are maintained with major financial institutions. Our management estimates that the risk that these parties will fail to meet their obligations is remote, since they are financially sound.

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2011, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable	U.S.$	191	variable	fixed	3.2	(9)
Interest rate swaps fixed/variable	C$	37	variable	fixed	6.4	(6)
Interest rate swaps fixed/variable		€3,445	variable	fixed	5.7	(224)
Interest rate swaps fixed/variable	Swedish Krona	2,414	variable	fixed	4.8	(122)

		6,087				(361)

As of December 31, 2011 and 2010, 69% and 73% of our long-term interest bearing liabilities (excluding interest rate swaps), respectively, were at fixed interest rates.

The following table presents information about the impact a 1% increase in interest rates would have on pre-tax income (loss) for the year:

Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rates	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2011	(15)	(22)	(37)	(2)
December 31, 2010	(9)	(10)	(35)	(2)

	Sensitivity analysis for derivatives - changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
December 31, 2011	61	30	(30)	(61)
December 31, 2010	57	28	(28)	(57)

The following tables present information about the impact a 5%/10% increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives—Changes in Interest Rates
Effect on Pre-Tax Income (Loss)	+10%	+5%	-5%	-10%
	NIS in millions
December 31, 2011
Change in interest on €	14	7	(7)	(14)
Change in interest on U.S.$	3	1	(1)	(3)
Change in interest on C$	28	14	(14)	(28)
Change in nominal interest on NIS	(10)	(5)	5	10
Change in real interest on NIS	(28)	(14)	14	29
December 31, 2010
Change in interest on €	21	11	(11)	(22)
Change in interest on U.S.$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(11)
Change in nominal interest on NIS	(15)	(8)	8	16
Change in real interest on NIS	(33)	(16)	17	33

	Sensitivity Analysis for Derivatives—Changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	+10%	+5%	-5%	-10%
	NIS in millions
December 31, 2011
Change in interest on €	21	11	(11)	(22)
Change in interest on C$	5	2	(2)	(5)
December 31, 2010
Change in interest on €	19	10	(10)	(19)
Change in interest on U.S.$	1	1	(1)	(1)

The above sensitivity analyses refer to a potential increase in the relevant variables at rates that the Company deems appropriate. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. The sensitivity analyses for changes in interest rates were performed on long-term liabilities with variable interest. Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analyses of exposure to changes in interest.

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2011 and December 31, 2010 was NIS 164 million (U.S. $ 43 million) and NIS 148 million, respectively. This exposure is not hedged.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On January 12, 2012, we amended our articles of association, which modified the rights of holders of our ordinary shares as follows:

•	The maximum number of directors on our board of directors was increased to eleven;

•

The board of directors is now divided into three classes and one-third of the directors (other than external directors) are elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year;

•

Amendments to any provision of our articles of association (other than to increase the authorized share capital) require the approval of 60% of the ordinary shares represented at the general meeting, by person or by proxy, and voting on the resolution; and

•

Other than a person who has served as a director up to the date of the annual general meeting and/or whose appointment as a director has been recommended to the general meeting by our board of directors, no director shall be appointed at the annual general meeting unless a shareholder or group of shareholders holding 1% or more of the voting rights of our company wishing to propose him as a candidate submits to our office, at least ten days prior to the date of the notice of annual general meeting, a written document with certain specified information regarding the candidate.

E. Use of proceeds

We raised net proceeds from our offering of 10,350,000 ordinary shares, par value NIS 1.00 per share, registered on our Registration Statement on Form F-1 (Reg. No. 333-178320), declared effective on December 13, 2011.

The offering commenced on December 14, 2011 and was closed on December 19, 2011. All 9,000,000 ordinary shares, par value NIS 1.00 per share, were sold pursuant to the offering along with an additional 1,350,000 ordinary shares, par value NIS 1.00 per share, which were sold pursuant to the exercise of an over-allotment option that was granted to the underwriters during that time.

The managing underwriters in the offering were Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

The offering price of the ordinary shares was $9.00 resulting in aggregate proceeds to Gazit-Globe of $93,150,000 (including the over-allotment option). Underwriting discounts and commissions came to an aggregate $4,592,250, leaving us with proceeds of $88,557,750 before any other fees and expenses were paid.

An additional aggregate of approximately $5,900,000 million was paid in fees and expenses for legal, accounting, printing, and regulatory fees, resulting in net proceeds to Gazit-Globe of approximately $82,657,750. The entire amount of the net proceeds was used to reduce our outstanding balance under our secured revolving credit facilities with Israeli banks.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, after evaluating the effectiveness of the our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to its management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Dr. Shaiy Pilpel qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual. In addition, Dr. Pilpel is independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended and the New York Stock Exchange Corporate Governance Standards.

ITEM 16B.	CODE OF ETHICS.

The Company has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is delivered to every employee of Gazit-Globe Ltd. and all of its private subsidiaries, and is available to investors and others on the Company’s website at http://www.gazit-globe.com or by contacting the Company’s investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on the Company’s website. The Company has also implemented a training program for new and existing employees concerning the ode of business conduct.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policy on Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2011 and 2010 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2011 and 2010:

	2011	2010
	(U.S. $ in thousands)
Audit Fees	$3,565	$2,687
Audit-Related Fees	2,703	438
Tax Fees	910	744

Total	$7,178	$3,869

The audit fees for the years ended December 31, 2011 and 2010 were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the Israeli Securities Regulations as of December 31, 2011 and 2010, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2011 and 2010 were for services in respect of accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards, and fees billed for assurance and related services regarding our initial public offering in the United States.

Tax fees for the years ended December 31, 2011 and 2010 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Except as otherwise indicated, the Company is in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and NYSE laws and regulations. Under the NYSE rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE rules for U.S. domestic issuers. We currently follow the provisions of the Israeli Companies Law, rather than the NYSE Listed Company Manual, solely with respect to approval of share issuances to officers, directors and 5% securityholders.

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of more than one percent of the number of shares or voting power of the company to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer’s common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time from Norstar, our controlling shareholder, on market terms approved by our board and audit committee, consistent with our past practice. In the future, we may also use this exception in other circumstances, in which Israeli law may, but not necessarily will, require shareholder approval in addition to approval by our board and audit committee.

Under Israeli law an issuance of shares to a controlling shareholder or an issuance of shares pursuant to a transaction in which a controlling shareholder has a personal interest requires approval by the audit committee and the board of directors and then approval at the general meeting of shareholders which meets the requirements described above for extraordinary transactions with controlling shareholders under “Additional Information—Memorandum and articles of association—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”; provided, that if the audit committee and board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company, shareholder approval will not be required if shareholders holding at least 1% of the shares do not object within 14 days after the announcement of the transaction.

If a director or an executive officer is a party to an issuance of securities, approval of the board of directors is sufficient, unless the issuance is an extraordinary transaction, in which case it would also require approval of the audit committee, or if it is part of compensation for the officer or director, in which case it would require approval of the audit committee and with respect to a director, approval of a general meeting of shareholders. As indicated above, a significant private placement would require approval of the board of directors and then approval at a general meeting of shareholders.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

No.	Description
1.1	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form F-1, as amended (Registration No. 333-178320) (“Registration No. 333-178320”)) ¥

1.2	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.5 to Registration No. 333-178320) ¥

4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to Registration No. 333-178320)

4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to Registration No. 333-178320)

4.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010 (incorporated by reference to Exhibit 10.3 to Registration No. 333-178320)

4.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC (incorporated by reference to Exhibit 10.4 to Registration No. 333-178320)

4.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-178320)

4.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011 (incorporated by reference to Exhibit 10.6 to Registration No. 333-178320)

4.7	Facility Agreement between the registrant, Bank Hapoalim, Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated November 29, 2009, and amendments thereto (incorporated by reference to Exhibit 10.7 to Registration No. 333-178320) +

4.8	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration No. 333-178320) ¥+

4.9	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to Registration No. 333-178320) +

4.10	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to Registration No. 333-178320) +

4.11	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011 (incorporated by reference to Exhibit 10.11 to Registration No. 333-178320) +

4.12	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated June 21, 2011 (incorporated by reference to Exhibit 10.12 to Registration No. 333-178320) +

No.	Description
4.13	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to Registration No. 333-178320)

4.14	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.14 to Registration No. 333-178320)

4.15	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012. ¥

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

¥	English translation of original Hebrew document.

+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/S/ AHARON SOFFER
Aharon Soffer
Title: President

Date: April 27, 2012

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. Our audits also included the financial statement schedule of investment property information. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements and schedule of investment property information of certain subsidiaries, whose assets constitute approximately 41% and 41% of total consolidated assets as of December 31, 2011 and 2010, respectively, and whose revenues constitute approximately 35%, 39% and 33% of total consolidated revenues for the years ended December 31, 2011, 2010 and 2009, respectively. The financial statements and schedule of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors. The reports of the other auditors of a subsidiary, First Capital Realty Inc., include a qualification for limitation on the scope of audit procedures applied to the reconciliation of that subsidiary’s equity earnings in Equity One, Inc. from Canadian generally accepted accounting principles to International Financial Reporting Standards for the year ended December 31, 2009. The financial statements of Equity One, Inc. are audited by us and its accounts are consolidated within the consolidated financial statements of the Company. Accordingly, the First Capital realty Inc.’s equity earnings in Equity One, Inc. are eliminated in consolidation and, therefore, the abovementioned qualification has no effect on our ability to rely on the report of such other auditors in connection with our audit of the consolidated financial statements of the Company.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2011 and 2010 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits and the reports of the other auditors, the schedule of investment property information, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27 ,2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation into U.S. dollars (note 2d(1))
	Note	December 31,	December 31,
		2011	2011	2010
		In millions	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	513	1,961	1,321
Short-term investments and loans	4a	211	807	254
Marketable securities at fair value through profit or loss	4b	25	97	58
Available-for-sale financial assets	11	18	67	42
Financial derivatives	37d	22	84	111
Trade receivables	5	187	714	344
Other accounts receivable	6	87	331	245
Inventory of buildings and apartments for sale	7	295	1,128	383
Income taxes receivable		5	18	73

		1,363	5,207	2,831
Assets classified as held for sale	8	187	714	251

		1,550	5,921	3,082

NON-CURRENT ASSETS
Investments in associates	9	43	166	*)67
Other investments, loans and receivables	10	107	408	*)281
Available-for-sale financial assets	11	82	314	218
Financial derivatives	37d	245	937	1,087
Investment property	12	14,297	54,627	43,634
Investment property under development	13	842	3,219	3,296
Non-current inventory	14	14	52	17
Fixed assets, net	15	197	751	633
Goodwill	16	26	101	119
Other intangible assets, net	16	18	69	17
Deferred taxes	25n	44	167	99

		15,915	60,811	49,468

		17,465	66,732	52,550

*)	Reclassified.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation into U.S. dollars (Note 2d(1))
		December 31,	December 31,
		2011	2011	2010
	Note	In millions	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	17a	130	497	242
Current maturities of non-current liabilities	17b	950	3,629	3,043
Financial derivatives	37d	7	25	37
Trade payables	18	223	851	515
Other accounts payable	19	351	1,340	939
Advances from customers and buyers of apartments	7	99	380	80
Income taxes payable		14	54	38
Dividend payable	27	—	—	57

		1,774	6,776	4,951
Liabilities attributed to assets held for sale	8	27	103	43

		1,801	6,879	4,994

NON-CURRENT LIABILITIES
Debentures	20	4,131	15,782	14,255
Convertible debentures	21	293	1,121	788
Interest-bearing loans from financial institutions and others	22	5,208	19,899	14,969
Financial derivatives	37d	92	353	128
Other financial liabilities	23	100	382	214
Employee benefit liability, net	24	2	8	4
Deferred taxes	25n	765	2,924	2,029

		10,591	40,469	32,387

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		57	218	208
Share premium		991	3,787	3,474
Retained earnings		978	3,737	3,348
Foreign currency translation reserve		(192)	(734)	(1,312)
Other reserves		39	149	222
Loans granted to purchase shares of the Company		*)—	*)—	(4)
Treasury shares		(5)	(21)	(21)

		1,868	7,136	5,915
Non-controlling interests		3,205	12,248	9,254

Total equity		5,073	19,384	15,169

		17,465	66,732	52,550

*)	Represents an amount of less than NIS 1 million and less than U.S. $ 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience translation into U.S. dollars (note 2d(1))
		Year ended December 31,	Year ended December 31
		2011	2011	2010	2009
	Note	In millions	NIS in millions (except for per share data)
Rental income	30	1,371	5,239	4,596	4,084
Revenues from sale of buildings, land and contractual works performed	31	329	1,257	691	596

Total revenues		1,700	6,496	5,287	4,680

Property operating expenses	32	455	1,740	1,551	1,369
Cost of buildings sold, land and contractual works performed	31	314	1,199	622	554

Total cost of revenues		769	2,939	2,173	1,923

Gross profit		931	3,557	3,114	2,757
Fair value gain (loss) from investment property and investment property under development, net		472	1,803	1,017	(1,922)
General and administrative expenses	33	(217)	(830)	(663)	(584)
Other income	34a	42	160	13	777
Other expenses	34b	(16)	(62)	(48)	(41)
Group’s share in earnings (losses) of associates, net		10	40	2	(268)

Operating income		1,222	4,668	3,435	719
Finance expenses	35a	(603)	(2,302)	(1,869)	(1,793)
Finance income	35b	21	79	569	1,551
Increase (decrease) in value of financial investments	35c	(4)	(16)	(18)	81

Income before taxes on income		636	2,429	2,117	558
Taxes on income (tax benefit)	25o	143	545	509	(142)

Net income		493	1,884	1,608	700

Attributable to:
Equity holders of the Company		164	626	790	1,101
Non-controlling interests		329	1,258	818	(401)

		493	1,884	1,608	700

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		1.06	4.05	5.59	8.49

Diluted net earnings		0.98	3.75	5.57	8.47

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation into U.S. dollars (note 2d(1))
	Year ended December 31, 2011	Year ended December 31
		2011	2010	2009
	In millions	NIS in millions (except for per share data)
Net income	493	1,884	1,608	700

Other comprehensive income (loss) (net of tax effect) *):
Exchange differences on translation of foreign operations	297	1,135	(1,272)	1,021
Realization of exchange differences on translation of foreign operations	3	12	—	1
Net gains (losses) on cash flow hedges	(36)	(139)	49	(51)
Net gains (losses) on available-for-sale financial assets	(10)	(39)	12	45
Gain (loss) on revaluation of fixed assets	7	28	17	(8)
Fair value adjustments on business combination achieved in stages	—	—	—	22
Group’s share of net other comprehensive loss of associates	—	—	—	(8)

Total other comprehensive income (loss)	261	997	(1,194)	1,022

Total comprehensive income	754	2,881	414	1,722

Attributable to:
Equity holders of the Company **)	296	1,131	139	1,606
Non-controlling interests	458	1,750	275	116

	754	2,881	414	1,722

*) Further details are provided in Note 27i. **) Breakdown of total comprehensive income attributable to equity holders of the Company:
Net income	164	626	790	1,101
Exchange differences on translation of foreign operations	148	566	(712)	548
Realization of exchange differences on translation of foreign operations	3	12	—	1
Net gains (losses) on cash flow hedges	(17)	(66)	41	(56)
Net gains (losses) on available-for-sale financial assets	(9)	(35)	3	24
Gain (loss) on revaluation of fixed assets	7	28	17	(8)
Fair value adjustments in business combination achieved in stages	—	—	—	4
Group’s share in other comprehensive loss of associates	—	—	—	(8)

	296	1,131	139	1,606

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars in millions (note 2d(1))
Balance as of January 1, 2011	54	909	876	(343)	57	(1)	(5)	1,547	2,421	3,968

Net income	—	—	164	—	—	—	—	164	329	493
Other comprehensive income	—	—	—	151	(19)	—	—	132	129	261

Total comprehensive income (loss)	—	—	164	151	(19)	—	—	296	458	754

Issue of shares net of issue expenses (Note 27d)	3	79	—	—	—	—	—	82	—	82
Exercise and expiration of share options issued by the Company	*)—	3	—	—	(2)	—	—	1	—	1
Revaluation of loans to purchase shares	—	—	*)—	—	—	*)—	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	1	—	1	—	1
Waiver of salary by controlling shareholder, net (Note 38b)	—	—	—	—	17	—	—	17	—	17
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	1	—	(1)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	14	16
Dividend to equity holders of the Company	—	—	(63)	—	—	—	—	(63)	—	(63)
Capital issuance to non-controlling interests	—	—	—	—	(3)	—	—	(3)	313	310
Acquisition of non-controlling interests	—	—	—	—	(12)	—	—	(12)	(95)	(107)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	236	236
Conversion and re-purchase of convertible debentures in investees	—	—	—	—	—	—	—	—	1	1
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(143)	(143)

Balance as of December 31, 2011	57	991	978	(192)	39	*)—	(5)	1,868	3,205	5,073

*)	Represents an amount of less than U.S. $ 1 million.
**)	Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2011	208	3,474	3,348	(1,312)	222	(4)	(21)	5,915	9,254	15,169

Net income	—	—	626	—	—	—	—	626	1,258	1,884
Other comprehensive income	—	—	—	578	(73)	—	—	505	492	997

Total comprehensive income (loss)	—	—	626	578	(73)	—	—	1,131	1,750	2,881

Issue of shares net of issue expenses (Note 27d)	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*)—	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*)—	—	—	*)—	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net (Note 38b)	—	—	—	—	64	—	—	64	—	64
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	52	59
Dividend to equity holders of the Company	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(12)	—	—	(12)	1,197	1,185
Acquisition of non-controlling interests	—	—	—	—	(47)	—	—	(47)	(363)	(410)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	901	901
Conversion and re-purchase of convertible debentures in investees	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,737	(734)	149	*)—	(21)	7,136	12,248	19,384

*)	Represent an amount of less than NIS 1 million.
**)	Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2010	192	2,848	2,751	(600)	23	(4)	(21)	5,189	8,077	13,266

Net income	—	—	790	—	—	—	—	790	818	1,608
Other comprehensive income (loss)	—	—	—	(712)	61	—	—	(651)	(543)	(1,194)

Total comprehensive income (loss)	—	—	790	(712)	61	—	—	139	275	414

Issue of shares net of issue expenses	16	621	—	—	—	—	—	637	—	637
Exercise of share options into Company’s shares	*)—	5	—	—	(4)	—	—	1	—	1
Revaluation of loans to purchase shares	—	—	*)—	—	—	*)—	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*)—	—	*)—	—	*)—
Waiver of salary by controlling shareholder, net (Note 38b)	—	—	—	—	36	—	—	36	—	36
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve	—	—	18	—	(18)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	13	—	—	13	40	53
Dividend to equity holders of the Company	—	—	(211)	—	—	—	—	(211)	—	(211)
Capital issuance to non-controlling interests	—	—	—	—	114	—	—	114	1,437	1,551
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(6)	(6)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(494)	(494)

Balance as of December 31, 2010	208	3,474	3,348	(1,312)	222	(4)	(21)	5,915	9,254	15,169

*) Represent an amount of less than NIS 1 million.

**) Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2009	179	2,465	1,827	(1,141)	29	(4)	(21)	3,334	7,772	11,106

Net income (loss)	—	—	1,101	—	—	—	—	1,101	(401)	700
Other comprehensive income (loss)	—	—	—	541	(36)	—	—	505	517	1,022

Total comprehensive income (loss)	—	—	1,101	541	(36)	—	—	1,606	116	1,722

Issue of shares net of issue expenses	13	378	—	—	—	—	—	391	—	391
Exercise of share options into Company’s shares	*)—	5	—	—	(5)	—	—	*)—	—	*)—
Revaluation of loans to purchase shares	—	—	*)—	—	—	*)—	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*)—	—	*)—	—	*)—
Waiver of salary by controlling shareholder, net	—	—	—	—	32	—	—	32	—	32
Realization of fixed assets revaluation reserve	—	—	1	—	(1)	—	—	—	—	—
Business combination achieved in stages	—	—	8	—	—	—	—	8	35	43
Cost of share-based payment	—	—	—	—	4	—	—	4	13	17
Dividend to equity holders of the Company	—	—	(186)	—	—	—	—	(186)	—	(186)
Capital issuance to non-controlling interests	—	—	—	—	—	—	—	—	731	731
Acquisition of non-controlling interests	—	—	—	—	—	—	—	—	(218)	(218)
Purchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(14)	(14)
Non-controlling interests in initially consolidated company	—	—	—	—	—	—	—	—	150	150
Issue of convertible debentures and warrants by subsidiary	—	—	—	—	—	—	—	—	20	20
Expiration of warrants in subsidiary	—	—	—	—	—	—	—	—	(1)	(1)
Repurchase of shares in subsidiary	—	—	—	—	—	—	—	—	(29)	(29)
Dividend in kind to non-controlling interests	—	—	—	—	—	—	—	—	155	155
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	(653)	(653)

Balance as of December 31, 2009	192	2,848	2,751	(600)	23	(4)	(21)	5,189	8,077	13,266

*) Represents an amount of less than NIS 1 million.

**) Refer to Note 27h.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience translation into U.S. dollars (note 2d(1))	Year ended December 31
	Year ended December 31, 2011
		2011	2010	2009
	In millions	NIS in millions (except for per share data)
Cash flows from operating activities:
Net income	493	1,884	1,608	700

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	582	2,223	1,300	242
Group’s share in losses (earnings) of associates, net	(10)	(40)	(2)	268
Fair value loss (gain) from investment property and investment property under development, net	(472)	(1,803)	(1,017)	1,922
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	21	80	80	75
Taxes on income (tax benefit)	143	545	509	(142)
Revaluation of conversion component and warrants	—	—	—	(84)
Impairment loss of financial assets	4	16	18	3
Impairment loss of other assets	1	5	—	—
Capital loss (gain), net	5	19	(13)	3
Change in employee benefit liability	1	4	(1)	1
Loss (gain) from issuance of shares by investees, net	(7)	(29)	4	1
Gain from bargain purchase	(27)	(102)	—	(775)
Cost of share-based payment	15	59	53	17
Salary expenses charged to capital reserve	27	105	*) 59	*) 47

	283	1,082	990	1,578

Changes in assets and liabilities items:
Decrease (increase) in trade receivables and other accounts receivable	(63)	(239)	(141)	95
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(14)	(54)	51	31
Increase (decrease) in trade and other accounts payable	11	42	*) (38)	*) (90)
Increase in tenants’ security deposits, net	4	15	6	3

	(62)	(236)	(122)	39

Net cash provided by operating activities before interest, dividend and taxes	714	2,730	2,476	2,317

Cash received and paid during the year for:
Interest paid	(417)	(1,594)	(1,661)	(1,535)
Interest received	8	31	20	191
Dividend received	**) —	1	12	19
Taxes paid	(4)	(15)	(65)	(69)
Taxes received	10	37	—	3

	(403)	(1,540)	(1,694)	(1,391)

Net cash provided by operating activities	311	1,190	782	926

*)	Reclassified.
**)	Represents an amount of less than U.S. $ 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

	Convenience translation into U.S. dollars (note 2d(1))	Year ended December 31
	Year ended December 31, 2011
		2011	2010	2009
	In millions	NIS in millions (except for per share data)
Cash flows from investing activities:
Acquisition of initially consolidated subsidiaries (a)	24	92	—	8
Initial consolidation of investment previously accounted for using proportionate consolidation (b)	(2)	(8)	—	—
Initial proportionate consolidation of company previously accounted for using the equity method (c)	—	—	—	1,262
Increase in holding interest in proportionate consolidated company (d)	(23)	(87)	—	—
Proceeds from realization of consolidated subsidiary (e)	3	11	—	—
Investment in investees	(14)	(54)	(9)	(166)
Acquisition, construction and development of investment property	(1,913)	(7,308)	(3,550)	(2,706)
Investments in fixed assets	(9)	(36)	(24)	(72)
Proceeds from sale of investment property and investment property under development	834	3,186	988	95
Proceeds from sale of fixed assets	3	13	55	*) —
Grant of long-term loans	(61)	(234)	(121)	(16)
Collection of long-term loans	5	20	26	8
Short-term investments, net	21	80	(39)	19
Investment in financial assets	(269)	(1,029)	(422)	(177)
Proceeds from sale of financial assets	132	506	478	1,068

Net cash used in investing activities	(1,269)	(4,848)	(2,618)	(677)

Cash flows from financing activities:
Issue of shares (net of issue expenses)	82	313	637	391
Repayment of loans granted for purchase of Company’s shares	1	4	*) —	*) —
Exercise of share options into Company’s shares	1	2	1	*) —
Capital issuance to non-controlling interests	187	714	1,516	647
Increase in the parent’s ownership in subsidiaries	(107)	(410)	(78)	(103)
Dividend paid to equity holders of the Company	(78)	(298)	(204)	(179)
Dividend paid to non-controlling interests	(148)	(567)	(460)	(468)
Receipt of long-term loans	1,819	6,949	1,280	4,278
Repayment of long-term loans	(1,451)	(5,544)	(3,972)	(4,880)
Receipt (repayment) of long-term credit facilities from banks, net	472	1,805	1,103	(348)
Repayment and early redemption of debentures and convertible debentures	(277)	(1,058)	(653)	(1,174)
Short-term credit from banks and others, net	49	186	(75)	(15)
Issue of debentures and convertible debentures, net	587	2,247	2,192	3,098
Repurchase of subsidiary’s shares by a subsidiary	—	—	—	(22)

Net cash provided by financing activities	1,137	4,343	1,287	1,225

Exchange differences on balances of cash and cash equivalents	(12)	(45)	(121)	9

Decrease due to held-for-sale classification	—	—	(27)	—

Increase (decrease) in cash and cash equivalents	167	640	(697)	1,483
Cash and cash equivalents at the beginning of the year	346	1,321	2,018	535

Cash and cash equivalents at the end of the year	513	1,961	1,321	2,018

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

		Convenience translation into U.S. dollars (note 2d(1))	Year ended December 31
		Year ended December 31, 2011
			2011	2010	2009
			NIS in millions
		In millions	(except for per share data)
(a)	Acquisition of initially consolidated subsidiaries (Notes 9c6 and 9c7):
	Working capital (excluding cash and cash equivalents):
	Current assets	(4)	(14)	—	(18)
	Assets held for sale	(122)	(465)	—	—
	Current liabilities	82	311	—	261

		(44)	(168)	—	243

	Investment property and other non-current assets	(468)	(1,791)	—	(1,690)
	Carrying amount of previous investment	—	—	—	241
	Long-term liabilities	279	1,066	—	976
	Non-controlling interests in initially consolidated subsidiaries	194	742	—	130
	Issue of shares to non-controlling interests in EQY	69	265	—	51
	Contingent obligation to issue shares of EQY		—	—	37
	Gain from bargain purchase (goodwill)	(6)	(22)	—	20

	Increase in cash and cash equivalents	24	92	—	8

(b)	Initial consolidation of investment previously accounted for using proportionate consolidation (Note 9m):
	Working capital (excluding cash and cash equivalents):
	Current assets	(196)	(747)	—	—
	Current liabilities	151	576	—	—

		(45)	(171)	—	—

	Non-current assets	(49)	(188)	—	—
	Non-current liabilities	49	186	—	—
	Non-controlling interests	41	158	—	—
	Realization of exchange differences reserve	3	12	—	—
	Loss on revaluation of previous investment	(8)	(31)	—	—
	Gain from bargain purchase	7	26	—	—

	Decrease in cash and cash equivalents	(2)	(8)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

		Convenience translation into U.S. dollars (note 2d(1))	Year ended December 31
		Year ended December 31, 2011
			2011	2010	2009
			NIS in millions
		In millions	(except for per share data)
(c)	Initial proportionate consolidation of company previously accounted for using the equity method (Note 9g)
	Working capital (excluding cash and cash equivalents):
	Current assets	—	—	—	(255)
	Current liabilities	—	—	—	194

		—	—	—	(61)

	Investment property	—	—	—	(2,409)
	Investment property under development	—	—	—	(1,090)
	Other non-current assets	—	—	—	(60)
	Non-current liabilities	—	—	—	1,068
	Non-controlling interests	—	—	—	20
	Investment in shares, convertible debentures and warrants	—	—	—	3,574
	Gain from bargain purchase	—	—	—	220

	Increase in cash and cash equivalents	—	—	—	1,262

(d)	Increase in holding rate in proportionate consolidated company (Note 9g)
	Working capital (excluding cash and cash equivalents):
	Current assets	(4)	(15)	—	—
	Current liabilities	3	11	—	—

		(1)	(4)	—	—

	Non-current assets	(54)	(206)	—	—
	Non-current liabilities	12	46	—	—
	Non-controlling interests	*) —	1	—	—
	Gain from bargain purchase	20	76	—	—

	Decrease in cash and cash equivalents	(23)	(87)	—	—

(e)	Proceeds from realizing an investment in a subsidiary (Note 9m)
	Working capital (excluding cash and cash equivalents):	(1)	(3)	—	—
	Investment in a company treated according to equity method of accounting	(2)	(9)	—	—
	Warrants exercisable into shares in jointly controlled entity	*) —	*) —	—	—
	Receipts on account of shares in a subsidiary	(2)	(7)	—	—
	Gain from loss of control in a former subsidiary	8	30	—	—

	Increase in cash and cash and cash equivalents	3	11	—	—

*)	Represents an amount of less than NIS 1 million and less than U.S. $ 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED CASH FLOW STATEMENTS

		Convenience translation into U.S. dollars (note 2d(1))	Year ended December 31
		Year ended December 31, 2011
			2011	2010	2009
			NIS in millions
		In millions	(except for per share data)
(f)	Significant non-cash transactions:
	Conversion of convertible debentures into subsidiary’s shares	54	206	—	20

	Investment in associate’s shares against repayment of convertible debentures	—	—	—	206

	Exchange of convertible debentures and warrants into shares of jointly controlled entity	—	—	—	2,188

	Acquisition of subsidiary’s shares and other investments for an issuance of shares by subsidiaries	69	265	37	126

	Distribution of dividend in kind by subsidiary	—	—	—	155

	Dividend payable by the Company	—	—	57	50

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	The Company and its business activities

The Company, through its investees (collectively, the “Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group operates in the medical office buildings sector in North America, the senior housing facilities sector in the U.S., as well as in the development and construction of real estate projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel Aviv and New York Stock Exchanges.

b.	Initial public offering in the United States

On December 19, 2011 the Company completed the process of registering its shares for trade on the New York Stock Exchange (“NYSE”) under the symbol GZT pursuant to a prospectus that was published in the U.S. on December 14, 2011, with initial public offering in the U.S. of 10,350,000 ordinary shares in gross consideration of NIS 350 million. For additional details, refer to Note 27d.

c.	As of December 31, 2011 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 958 million. The Group has unutilized approved lines of credit in total amount of NIS 5.4 billion that can be used over the coming year. In addition, as of the reporting date, the Group has unencumbered investment property presented in the consolidated financial statements at its fair value of NIS 33.6 billion. As for the raising of capital and long-term debt by the Group companies after the reporting date, see Note 40. The Company’s management believes that the noted sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay its current liabilities when due.

d.	Definitions in these financial statements

The Company	—	Gazit-Globe Ltd.

The Parent Company	—	Norstar Holdings Inc. (formerly: Gazit Inc.) (“Norstar”) directly and through its wholly-owned subsidiaries (collectively: “Norstar Group”).

Subsidiaries	—	Companies that are controlled (including de facto control) by the Company (as defined in IAS 27, as amended) and whose accounts are consolidated with those of the Company.

Jointly Controlled Entities	—	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Associates	—	Companies over which the Company has significant influence (as defined in IAS 28) and that are not Subsidiaries or Jointly Controlled Entities. The Company’s investment in Associates is included in the consolidated financial statements of the Company using the equity method.

Investees	—	Subsidiaries, Jointly Controlled Entities and Associates.

The Group	—	The Company, its Subsidiaries and Jointly-Controlled Entities listed in the appendix to the financial statements.

Related parties	—	As defined in IAS 24 (Revised).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, senior housing facilities and certain financial instruments including derivative instruments that are measured at fair value.

The Company has elected to present profit or loss items using the “function of expense” method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Standards include:

1.	International Financial Reporting Standards (“IFRS”).

2.	International Accounting Standards (“IAS”).

3.	Interpretations issued by the IFRS Interpretations Committee (“IFRIC”) and by the Standing Interpretations Committee (“SIC”).

Consistent accounting policy

The accounting policies adopted in the financial statements are consistent in all periods presented, except as described below:

Changes in accounting policies due to application of new standards

IFRS 3 (Revised)—Business Combinations

The amendments to IFRS 3 involve the following issues:

1.	Measurement of non-controlling interests

The amendment restricts those cases where a choice is available as to measurement of non-controlling interests at fair value upon the acquisition date, or pro-rata to identified assets, net of the acquired entity. In accordance with the amendment, this choice is only available for types of non-controlling interests which confer on their holders’ ownership rights and the right to receive pro-rata net assets of the acquired entity upon dissolution (usually shares). On the other hand, other types of non-controlling interests (such as options which are an equity instrument in the acquired entity) do not afford this choice, and are therefore to be measured at fair value upon acquisition, except in cases of other measurement provisions stipulated by other IFRS, such as IFRS 2. The amendment is applied retroactively from the date of initial application of IFRS 3 (Revised), namely January 1, 2010.

The amendment did not have material effect on the Company’s financial statements.

2.	Share-based payment grants in conjunction with business combination

The amendment stipulates the required accounting treatment in conjunction with a business combination, with respect to replacement of share-based payment transactions of the acquired entity (whether it is required to make this swap or chooses to do so) with share-based payment transactions of the acquiring entity. Accordingly, the acquiring entity should attribute an amount to transaction proceeds upon the acquisition date, and an amount to expenses in the period

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

subsequent to the acquisition date. However, if the grant expires due to the business combination and is replaced by a new grant, then the value of the new grant in accordance with IFRS 2 shall be recognized as an expense in the period subsequent to the acquisition date, and shall not be included in consideration for the acquisition. Furthermore, if share-based payment grants are not replaced, then if the instruments have vested, they constitute part of the non-controlling interest and are measured in accordance with provisions of IFRS 2; if the instruments have yet to vest, they are measured at the value which would have been used had they been re-granted upon the acquisition date, with this amount allocated to non-controlling interest and to expenses subsequent to the acquisition date. The amendment is effective for financial statements for periods starting on January 1, 2011. The amendment is applied retroactively from the date of initial application of IFRS 3, namely January 1, 2010.

The amendment did not have material effect on the Company’s financial statements.

IFRIC 19—Extinguishing Financial Liabilities with Equity Instruments:

IFRIC 19 (the “Interpretation”) prescribes the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued if their fair value can be reliably measured. If the fair value of the equity instruments issued cannot be reliably measured, then the equity instruments are measured based on the fair value of the financial liability when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in profit or loss. The Interpretation has been applied retrospectively from January 1, 2011.

The retrospective application of the Interpretation did not have a material effect on the Company’s financial statements.

IAS 1—Presentation of Financial Statements:

In accordance with the amendment to IAS 1 (the “Amendment”), movement between the opening and closing balance for each component of other comprehensive income may be presented on the statement of changes to equity or in notes to the annual financial statements. The Company chose to present the aforementioned information in the Notes, see Note 27.

The amendment is applied retrospectively to financial statements for periods starting on January 1, 2011.

IAS 24—Related Party Disclosures:

The amendment to IAS 24 (the “Amendment”) clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company’s financial statements.

IAS 32—Financial Instruments: Presentation—Classification of Rights Issues:

The amendment to IAS 32 (the “Amendment”) provides that rights, options or warrants to acquire a fixed number of the Company’s equity instruments for a fixed amount of any currency are classified as equity instruments if the Company offers the rights, options or warrants pro rata to all of its existing owners of the same class of its non-derivative equity instruments. The Amendment has been applied retrospectively from January 1, 2011.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The retrospective application of the Amendment did not have a material effect on the Company’s financial statements.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group’s consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments:

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

•	Impairment of available-for-sale financial assets

The Group assesses at each reporting date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In examining impairment, as above, the Group exercises judgment with regard to any indications of objective evidence that relate to the percentage decline in fair value, as well as to the duration of decline in fair value. Refer also to section l below.

•	Operating lease of investment property

The Group as a lessor, classifies its leased investment property portfolio as operating leases when the exercise of judgment made from examining the lease terms indicates that the Company retains substantially all the risks and rewards incidental to ownership of these properties.

•	Acquisition of subsidiaries that are not business combinations

At the time of acquisition of subsidiaries and operations, the Company considers whether the acquisition represents a business combination pursuant to IFRS 3. The following criteria which indicate acquisition of a business are considered: whether a large number of properties are acquired, the extent to which ancillary services (maintenance, cleaning, security, bookkeeping, etc.) to operate the properties are provided by the subsidiary and the complexity of the management of the property.

•	Reliable measurement of fair value of investment property under development

In order to review whether the fair value of investment property under development may be reliably measured, the Group considers, among others, the following relevant criteria:

1.	Location of the property under development in an area where the market is well-developed and liquid;

2.	Entering into a construction agreement with a contractor and obtaining a reliable estimate of construction and other development costs;

3.	Obtaining entitlements, completing zoning and obtaining construction permits; and

4.	Percentage of the area designated for leasing which has been leased to tenants in advance.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When a review of these elements indicates that the fair value of investment property under development may be reliably measured, the property is presented at fair value, in line with Group policy concerning investment property. When reliable measurement is not possible, investment property under development is measured at cost, net of impairment loss, if any. Refer also to section p. below.

•	Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

Estimates and assumptions:

Preparation of the financial statements requires management to make estimates and assumptions that affect the adoption of the accounting policy and the reported amounts of assets, liabilities, income and expenses. The estimates and the underlying assumptions are reviewed regularly. Changes to accounting estimates are recorded in the period in which the change occurs.

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

•	Investment property and investment property under development

Investment property and investment property under development which may be reliably measured are measured at fair value. Changes in fair value of investment property are recognized in the income statement. Fair value is usually determined by accredited independent appraisers who employ valuation techniques and assumptions as to estimates of expected operating future cash flows from the property and determining the appropriate discount rate to apply to these cash flows. Property under development also requires an estimate of expected development costs. When possible, fair value is determined with reference to recent observable real estate transactions of similar property and location to the property being valued.

In determining the fair value of investment property, the appraisers and the Group’s management are required to use certain assumptions in order to estimate the future cash flows from the properties regarding the required yield rates on the Group’s properties, the future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. Further details are provided in Notes 12 and 13.

•	Impairment of goodwill

The Group reviews goodwill for impairment at least annually, on December 31, and at any time when there are indications of impairment. The review requires management to estimate expected net future cash flows from continued use of the cash generating unit to which goodwill has been allocated, and to determine an appropriate discount rate to apply to these cash flows. For further information refer to Note 16.

•	Deferred tax assets

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against the losses which can be utilized. Significant estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Notes 2v and 25n.

•	Determination of fair value of unquoted equity instruments

The fair value of unquoted equity instrument is valued, including by external valuators, based on a valuation method that generally values the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The expected future cash flows and discount rates are subject to uncertainty, based on assessment of risk such as liquidity risk, credit risk and volatility risk. Further information is provided in Note 37.

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The effect of potential voting rights that are exercisable at the reporting date are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases.

Consolidation due to effective (de facto) control

The Group consolidates certain subsidiaries on the basis of effective control (de facto control) in accordance with IAS 27.

Below is the criteria tested by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (but less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the voting power (quorum) according to historical participation in the general meetings of shareholders and therefore, has in fact had the right to nominate the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding regular protective rights.

Based on the above criteria and the following circumstances:

a)	The Group has consolidated in its financial statements the accounts of Citycon Oyj (“CTY”), due to, among other things, the Group’s ability to achieve a majority vote in the meetings of shareholders, to recommend the appointment of the majority of board members, including the Chairman of the Board, to maintain considerable voting interests in CTY and a diverse holding structure of other shareholders in CTY. As of December 31, 2011, the Group holds 48.0% of CTY’s share capital and voting rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Equity One Inc. (“EQY”) was formerly consolidated based on formal control since the Group’s potential voting rights in EQY exceeded 50%. As from the fourth quarter of 2009, the Group’s interest in EQY, taking into consideration potential voting rights, declined below 50% (42.1% at the reporting date) due to the issuances of EQY’ s shares to third parties (see Note 9c). The Group continues to consolidate EQY’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that requires amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest as aforementioned, the Group’s ability to effect the appointment of board members, including the Chairman of the Board of EQY, by achieving a majority vote in EQY’s general meetings as well as the ability to impact the appointment of EQY management. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a1.

c.	Commencing from the fourth quarter of 2009, the Group’s interest in First Capital Realty Inc. (“FCR”), taking into consideration potential voting rights, declined below 50% (45.7% at the reporting date) due to the issuances of FCR’s shares and convertible debentures to the public. The Group continues to consolidate FCR’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that require amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 50.5% in FCR’s voting rights at the reporting date, the Group’s ability to affect the appointment of board members, including the Chairman of the Board of FCR, by achieving a majority vote in FCR’s general meetings as well as appoint FCR management. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a2.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportionate fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income (loss) of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

Effective from January 1, 2010, the acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity (capital reserve from transactions with non-controlling interests) and calculated as the difference between the consideration paid by the Group and the relative amount of non-controlling interests acquired and derecognized at the date of acquisition (when the non-controlling interests had been included in other comprehensive income, the Company reattributes the cumulative amounts recognized in other comprehensive income between the Company’s owners and the non-controlling interests). On the disposal of a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognized in the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company’s equity, taking into account also the disposal of the goodwill in the subsidiary, if any, and amounts which have been recognized in other comprehensive income, if any, based on the decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without change in status) are classified in the statement of cash flows as cash flows from financing activities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Until December 31, 2009, additional goodwill was recognized in respect of the acquisition of non-controlling interests and the effect of the sale of non-controlling interests was recorded in profit or loss.

Effective January 1, 2010, losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. Until December 31, 2009, losses were entirely attributed to the Company’s shareholders unless the non-controlling shareholders were obligated and able to make additional investments. Losses accrued through December 31, 2009 were not reallocated between the Company’s shareholders and the non-controlling shareholders.

The consolidated financial statements include the financial statements of a jointly controlled entity where the shareholders have a contractual arrangement that establishes joint control and which is consolidated in the Company’s accounts using the proportionate consolidation method. The Company combines in its consolidated financial statements its share of the assets, liabilities, income and expenses of the jointly controlled entity with similar items in its financial statements. Significant intragroup balances and transactions and gains or losses resulting from transactions between the Group and the jointly controlled entity are eliminated to the extent of the interest in the jointly controlled entity.

When the Group ceases to have joint control over the entity, it measures and recognizes its remaining investment, if any, at fair value. From 2010, any difference between the carrying amount of the former jointly controlled entity as of the date on which joint control ceased and the fair value of any remaining investment and any consideration from disposal is recognized in profit or loss.

The financial statements of the Company and of the consolidated investees are prepared as of the same dates and periods. The accounting policies in the financial statements of those investees are applied consistently and uniformly with the policy applied in the financial statements of the Company.

d.	Functional and foreign currencies

1.	Functional and presentation currency

The presentation currency of the financial statements is the NIS.

For the convenience of the reader, the reported NIS amounts as of December 31, 2011 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2011 (U.S. $ 1 = NIS 3.821). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is separately determined for each Group entity, including associates accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	All resulting translation differences are recognized in a separate component in equity, as other comprehensive income (loss), “foreign currency translation reserve”.

Prior to January 1, 2010, upon disposal of foreign operations, in whole or in part, the other comprehensive income (loss) was transferred to the income statement.

Commencing January 1, 2010, on partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement.

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in the same component of equity as discussed in e) above.

Exchange differences in respect of a financial instrument in foreign currency that constitutes a net investment hedge are recognized in the same component of equity as discussed in e) above. Upon disposal of the net investment, such exchange differences are recognized in profit or loss.

2.	Transactions in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange differences, other than those capitalized to qualifying assets or recorded in other comprehensive income, are recognized in the income statement. Non-monetary assets and liabilities measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index (“Israeli CPI”) are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments activity is three years while the operating cycle of construction projects under contract does not exceed one year. The operating cycle of the remaining activities is one year. Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment date but less than one year. Deposits are presented in accordance with their terms of deposit.

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group’s management, is doubtful. Impaired trade receivables are derecognized when they are assessed as uncollectible.

i.	Inventory of buildings and apartments for sale

Cost of inventory of buildings and apartments for sale includes direct identifiable costs with respect to acquisition cost of land, such as purchase tax, fees and levies as well as construction costs. The Company also capitalizes to the cost of inventory of buildings and apartments for sale borrowing costs incurred from the period when the Company commences development activities.

Inventory of buildings and apartments for sale is measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and the estimated selling costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value upon delivery of the land and a corresponding liability is recognized.

Inventories of land include acquisitions by the Group in a transaction where the Group undertakes to pay cash based on the selling price of the units in the completed project. Such land is measured upon initial recognition by reference to the fair value of the property and the financial liability in respect of the expected future payments. In subsequent periods, the financial liability is adjusted based on the revised expected cash outflows. The changes in the fair value of the liability are recorded as project costs.

j.	Receivables from construction contracts

Income receivable from construction contracts is separately calculated for each construction contract and presented in the statement of financial position at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the reporting date, whether settled or not settled. If the amount is due from the customer, it is recorded in the statement of financial position as an asset under receivables for construction contracts presented under Trade receivables. If the amount is due to the customer, it is

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

recorded in the statement of financial position as a liability for construction contracts. The financial asset, receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs. Shared indirect costs are allocated between the projects using a relevant basis.

k.	Financial instruments

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss are comprised of financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

Financial assets held for trading include derivatives that are not designated as hedging instruments. Derivatives embedded in host contracts are accounted for separately as derivatives if: (a) the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the combined instrument is not measured at fair value through profit or loss.

These derivatives are measured at fair value with changes in fair value recognized in the income statement. The Group assesses whether embedded derivatives are required to be separated from host contracts when the Group first becomes party to the contract. Reassessment is only required if there is a change in the terms of the contract that significantly modifies the cash flows from the contract.

2.	Loans and receivables

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. After initial recognition, loans and receivables are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition,

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences that relate to monetary debt instruments that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

4.	Fair value

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37.

5.	Offsetting financial instruments

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

6.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term borrowings (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

7.	Compound financial instruments

a)	Convertible debentures that were issued in the issuing company’s functional currency which are unlinked and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

When the terms of a convertible instrument are amended to induce early conversion, the difference at the date the terms are amended, between the fair value of the consideration the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

holder receives on conversion under the revised terms and the fair value of the consideration the holder would have received under the original terms, is recognized as a loss in profit or loss.

b)	Convertible debentures that include embedded derivatives such as convertible debentures linked to the Israeli CPI, are split into two components: a conversion component and a liability (debt) component. The conversion component is a financial derivative and, as such, is measured upon initial recognition at fair value while the difference between the consideration received for the convertible debentures and the fair value of the conversion component is attributed to the liability component. Direct transaction costs are allocated between the convertible component and the liability component based on the allocation of proceeds between each component, as described above while the portion allocated to the conversion component is recognized immediately in profit or loss.

After initial recognition, the conversion component is accounted for as a financial derivative and measured at fair value at each balance sheet date with changes in fair value recognized in profit or loss. The debt component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost.

8.	Investment in non-listed convertible debentures of an associate

Investment in non-listed convertible debentures of an associate included (until its redemption, as set forth in Note 9g) two components: the conversion component and the investment in the debt component. At initial recognition, the convertible debentures are separated into two components: the conversion component was initially calculated as a financial derivative according to its fair value. The difference between the consideration paid and the fair value of the conversion component is attributed to the investment in the debt component.

Direct transaction costs were allocated between the conversion component and the investment in the debt component based on the allocation of proceeds between each component, and the portion attributed to the conversion component was recognized immediately in profit and loss. After initial recognition, the conversion component was accounted for as a financial derivative and was measured at fair value at each balance sheet date with changes in fair value recognized in profit and loss. The investment in the debt component was accounted for after initial recognition as described above in respect of loans and receivables.

9.	Issue of a bundle of securities

The issue of a bundle of securities involves the allocation of the proceeds received (before issue expenses) to the components of the securities issued in the bundle based on the following hierarchy: fair value is initially determined for derivatives and the financial instruments measured at fair value at each reporting period, then the fair value is determined for financial liabilities that are measured at each reporting period at amortized cost, while the proceeds allocated in respect of equity instruments are determined as a residual value. Direct issue costs are allocated to each component pro rata to the amounts determined for each component. Allocation of proceeds between components in the same level of hierarchy is based on relative fair value of those components.

10.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

11.	Loans granted for purchase of Company shares

Recourse type loans which were granted to the Company’s employees to purchase Company shares are presented as a deduction from equity attributable to equity holders of the Company since these loans are accounted for as shares that have already been issued but not yet paid.

12.	Put option granted to non-controlling interests

When the Group grants non-controlling interests a put option to sell part or all of their interests in a subsidiary during a certain period, on the date of grant, the non-controlling interests are classified as a financial liability. The Group remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option, and concurrently the non-controlling interests are accounted for as if they are held by the Group. Any changes in the liability are recorded in profit or loss. If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the option expires, the liability is derecognized and an increase/decrease in equity in respect of transactions with non-controlling interests is recognized in respect of the disposal of a portion of the investment in the subsidiary without loss of control.

13.	Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

14.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amount of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

l.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired.

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the financial asset’s original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost and examination of changes in the technological, market, economic or legal environment in which the issuer operates. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost (less any previous impairment losses) and the fair value—is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In subsequent periods, reversal of impairment loss is not recognized as profit or loss but rather is recognized as other comprehensive income, until derecognition.

For debt instruments classified as available-for-sale financial assets, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Where there is evidence of impairment, the cumulative loss—measured as the difference between the acquisition cost (less principal payments, amortizations using the effective interest method and previous impairment losses) and the fair value—is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to profit or loss up to the amount of any previous impairment.

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross currency swaps (“swap”), forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates, changes in Israeli CPI and fluctuations in foreign exchange rates. Such derivative financial instruments are initially recognized at fair value and attributable transaction costs are carried to profit and loss when incurred. Derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of IRS contracts is determined, among

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

others, by reference to future interest quotations (interest curves). The fair value of certain swap contracts are determined by valuation techniques based on expected interest curves and discount rates that are deemed to be the market interest as of the reporting date.

For the purpose of hedge accounting, hedges are classified as:

•

cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss.

If the forecasted transaction or the firm commitments are no longer expected to occur, amounts previously recognized as other comprehensive income are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in profit or loss.

n.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of business combinations that occurred starting from January 1, 2010, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. With respect to business combinations that occurred until December 31, 2009, the non-controlling interests were measured at their relative share of the fair value of the acquiree’s net identifiable assets. As for business combinations that occurred starting from January 1, 2010, the direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost. As for business combinations that occurred until December 31, 2009, these costs were recognized as part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

According to the amendment to IFRS 3 that has been applied retrospectively from the date of the original adoption of IFRS 3 January 1, 2010. it is possible to choose the measurement of non-controlling interests based on their fair value on the date of acquisition or at their proportionate share in the recognized amounts of the acquiree’s identifiable net assets, only for types of non-controlling interests that are present ownership interests and entitle their holders to a pro rata share of the acquiree’s net assets in the event of liquidation (usually shares). However, for other types of non-controlling interests (such as options that represent equity instruments of the acquiree) no such choice is available, and they are measured at fair value on the acquisition date, unless another measurement basis is required by IFRS such as IFRS 2.

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, except for lease contracts that have not been modified on the acquisition date and whose classification as finance or operating leases is therefore not reexamined.

Starting from January 1, 2010, in a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date fair value and included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

Until December 31, 2009, in business combinations achieved in stages, assets and liabilities of the acquired entity were measured at fair value at the business combination date, with the difference between their fair value upon acquisition prior to the business combination date and their fair value upon the date of business combination, charged to other comprehensive income. The revaluation reserve created with respect to these revaluations is transferred to retained earnings when the item for which it had been created is written down or derecognized, whichever is earlier.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recorded as a gain from bargain purchase in profit and loss upon acquisition.

In business combinations achieved in stages that occurred until December 31, 2009, each tranche was treated separately to determine the goodwill upon obtaining control.

After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized. As for testing the impairment of goodwill, see t(1) below.

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	recognizes the fair value of the consideration received;

•

with respect to loss of control effective January 1, 2010, recognizes the fair value of any outstanding investment and with respect to loss of control that occurred until December 31, 2009, derecognizes the relative portion of the sold investment, while recognizing profit or loss, and the outstanding investment is treated using proportionate consolidation method (according to IAS 31), equity method (according to IAS 28) or as a financial asset (according to IAS 39), as applicable;

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•

with respect to loss of control effective January 1, 2010, carries the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

Acquisitions of subsidiaries that are not business combinations

Upon the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

o.	Investments in associates

Associates are companies in which the Group has significant influence over the financial and operating policies without having control.

The investment in associates is accounted for using the equity method of accounting. Under the equity method, the investment in associates is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates. The equity method is applied until the loss of significant influence or classification of the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates and to the increase in holding rate is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates’ net identifiable assets. After initial recognition, goodwill is measured at cost and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates are eliminated to the extent of the interest in the associates.

The financial statements of the Company and of the associates are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

p.	Investment property

An investment property is property (land or a building or both) held by the owner (lessor under an operating lease) or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

Investment property is measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, and brokerage fees relating to agreements to lease the property.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent valuers who hold a recognized and relevant professional qualification and by the Group’s management. For further details refer to Notes 12 and 13.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

q.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%
Buildings	2-3.33	(mainly 2%)
Building systems	6.67-8.33	(mainly 8.33%)
Motor vehicles	15
Computers, office furniture and equipment	6-33
Leasehold improvements	During the lease term

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Group and intended to be exercised) and the expected useful life of the improvement.

Each part of an item of fixed asset with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method. Depreciation is calculated on a straight line basis over their estimated useful life time.

The useful life and the residual value of an asset are reviewed at least each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized. An asset is derecognized on disposal or when no further economic benefits are expected from its use. The gain or loss arising from derecognition of the asset is recognized in profit or loss in the period of derecognition.

Buildings for senior housing facilities are a class of fixed assets that is measured at revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Depreciation is recognized in profit or loss on the basis of the revalued amount. Revaluations are performed frequently enough to ensure that the carrying amount

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

does not significantly differ from the value that would have been determined as fair value on the reporting date. Revaluation of fixed assets is carried to other comprehensive income as a revaluation reserve net of tax effect. The revaluation reserve is transferred directly to retained earnings when the asset is being depreciated or derecognized. For further details on buildings for senior housing facilities refer to Note 15b.

r.	Intangible assets

Intangible assets acquired in a business combination are recognized at the fair value at the acquisition date. After initial recognition, intangible assets are measured at their cost less any accumulated amortization and accumulated impairment losses, if any.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method (refer to Note 16) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year. Changes, if any, in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as a change in accounting estimate.

s.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Finance leases—finance leases transfer to the Group, as a lessee, substantially all the risks and benefits incidental to ownership of the leased asset.

Operating leases—the Group as lessee:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Operating leases—the Group as lessor:

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement, except those relating to investment property which are carried to profit or loss, are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income. As for rental income, see y below.

t.	Impairment of non-financial assets

The Company examines the need to recognize an impairment of non-financial assets whenever events or changes in circumstances indicate that their carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the carrying amount is reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use. In measuring value in use, the estimated net operating future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. Impairment loss is recognized in profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment losses of assets previously revalued where the revaluation was recognized in other comprehensive income are recognized as other comprehensive loss up to the amount of any previous revaluation surplus and the remaining loss, if any, is recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss. A reversal of an impairment loss of a revalued asset is recognized in other comprehensive income except for a reversal of impairment loss previously recognized in profit or loss which is also recognized in profit or loss.

The following criteria are applied in assessing impairment for the following specific assets:

1.	Goodwill in respect of subsidiaries

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at acquisition date, to each of the cash generating units that are expected to benefit from the synergies of the combination.

The Company reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that an impairment has occurred.

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill and then to other fixed assets of the unit. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. In cases where the goodwill was generated due to the measurement of deferred tax liabilities not at their economic value, the Company review the goodwill for impairment after deducting the difference between the carrying amount of deferred tax liabilities and their economic value.

2.	Investments in associates

After application of the equity method of accounting, the Group determines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates. The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate is impaired. Impairment review is carried out for the entire investment, including goodwill attributed to the associate. If there is objective evidence, as above, and the recoverable amount of the investment is lower than its carrying amount, a loss is recognized to the extent of the difference. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a program to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and presented separately in the statement of financial position as assets classified as held for sale.

v.	Taxes on income

Taxes on income in the income statement comprise current and deferred taxes. The tax results in respect of current or deferred taxes are recognized as profit or loss except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

1.	Current taxes

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes

Deferred taxes are provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The amount of deferred taxes in the income statement represents the changes in said balances during the reporting period, excluding changes attributable to items recognized in other comprehensive income or directly in equity.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend have not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT’s policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group’s interests in the REIT (further details are provided in Note 25b).

In cases where the Group holds single asset entities and the manner in which the Group expects to recover or settle the investment is by selling the equity interests in the single asset entity, rather than the underlying assets, the Group recognizes deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

All deferred tax assets and deferred tax liabilities are presented on the statement of financial position as non-current assets and non-current liabilities, respectively. Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

w.	Share-based payment transactions

The Group’s employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments (“equity-settled transactions”) and certain employees and officers are entitled to cash-settled benefits based on the increase in the Company’s share price (“cash-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. No expense is recognized for awards that do not ultimately vest.

If the Group modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or officer at the modification date. If the modification occurs after vesting date, the incremental fair value is recognized immediately. Cancellation of a grant is accounted for as though vested on the cancellation date, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

Cash-settled transactions

The cost of cash-settled transactions is measured at fair value based on the expected cash amount the Group is required to pay on settlement. The fair value is recognized as an expense over the vesting period and a corresponding liability is recognized. The liability is remeasured at fair value at each reporting date until settled with any changes in fair value recognized in profit and loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee’s services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

y.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line average basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term as a reduction of revenues.

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group’s ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs.

If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable (“zero profit margin” presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

Reporting revenues either on gross basis or net basis

The Group considers whether it is acting as a principal or as an agent in the transaction. In cases where the Group operates as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where the Group operates as a main supplier and retains the risks and rewards associated with the transaction, revenues are presented on a gross basis.

z.	Finance income and expenses

Finance income comprises interest income on amounts invested (including available-for-sale financial assets), revenues from dividends, gains from sale of financial assets classified as available-for-sale, changes in fair value of financial assets at fair value through profit or loss, exchange rate gains and gains on hedges recognized in profit or loss. Interest income is recognized as it accrues using the effective interest method. Dividend income is recognized when the Group’s right to receive the dividend is established. If the dividend is received on quoted shares, the Group recognizes dividend income on the ex-date.

Changes in fair value of financial assets at fair value through profit or loss include interest and dividend income.

Finance expenses comprise interest expense on borrowings, changes in the time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses of financial assets and losses on hedges recognized in profit or loss. Borrowing costs that are not capitalized to qualifying assets are recognized in profit or loss using the effective interest method.

Gains and losses on exchange rate differences are reported on a net basis.

aa.	Earnings (loss) per share

Earnings (loss) per share are calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are measured according to the estimated future cash flows discounted using a pre-tax interest rate that reflects the market assessments of the time value of money and, where appropriate, those risks specific to the liability.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

As for investment property under development, measurement of these assets at fair value is not affected by the amount of borrowing costs incurred during their development period. However, the Group elects to present items in profit or loss as if borrowing costs had been capitalized on such assets before measuring them at fair value.

The capitalization of borrowing costs commences when expenditures for the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	for which separate financial information is available.

ee.	Disclosure of new IFRSs in the period prior to their adoption

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment will be adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012. Early adoption is permitted.

The Company estimates that the amendment will result in a decrease to deferred tax liability amounting to approximately NIS 280 million (NIS 142 million attributed to the equity holders of Company) as of the reporting date.

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage (such as upon derecognition or recovery) should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter. Earlier application is permitted.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IAS 32—Financial Instruments: Presentation and IFRS 7—Financial Instruments: Disclosure:

In December 2011, the IASB issued certain amendments to IAS 32 (the “amendments to IAS 32”) regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of “currently has a legally enforceable right to offset” (“the right to offset”). Among others, the amendments to IAS 32 prescribe that the right to offset must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency by one of the parties. The amendments to IAS 32 also state that in order to establish the right to offset immediately, it must not be contingent on any future event or be practiced in intervals and there cannot be any events that will cause it to expire.

Simultaneously in December 2011, the IASB issued certain amendments to IFRS 7 (the “amendments to IFRS 7”) regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights to offset and related netting settlements (such as collateral agreements), provide disclosure of the composition of offset amounts and provide disclosure of netting settlements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014 or thereafter. Earlier application is permitted, yet it requires providing disclosure of this fact as well as the disclosures required by the amendments to IFRS 7 as discussed above. The amendments to IFRS 7 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013 or thereafter.

The Company is evaluating the possible impact of IAS 32 amendments but is presently unable to assess the impact, if any, on its financial statements. The required disclosure pursuant to the amendments to IFRS 7 would be included in the Company’s financial statements for the period it becomes effective.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 7—Financial Instruments: Disclosure

The amendment to IFRS 7 (“the Amendment”) provides new and expansive disclosure requirements regarding the derecognition of financial assets and regarding unusual transfer activity close to the end of a reporting period. The objective of the Amendment is to assist users of financial statements to assess the risks to which the Company may remain exposed from transfers of financial assets and the effect of these risks on the Company’s financial position. The Amendment is designed to enhance the reporting transparency of transactions involving asset transfers, specifically securitization of financial assets. The Amendment is to be applied prospectively commencing from the financial statements for periods beginning on January 1, 2012. Earlier application is permitted.

The appropriate disclosures will be included in the Company’s financial statements for the period it becomes effective.

In May 2011, the IASB issued four new Standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interests in Other Entities” (“the new Standards”) and IFRS 13, “Fair Value Measurement”, and amended two existing Standards, IAS 27R (Revised 2011), “Separate Financial Statements”, and IAS 28R (Revised 2011), “Investments in Associates and Joint Ventures”.

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

The main provisions of the Standards and their expected impact on the Company are as follows:

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive i.e., the holder must have the practical ability to exercise that right.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), provided it is sufficient to give it power when the investor has the practical ability to direct the relevant activities unilaterally.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the possible impact of the adoption of IFRS 10 but is presently unable to assess the impact, if any, on its financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method.

•

Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

IFRS 11 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company is evaluating the impact of the adoption of IFRS 11 but is presently unable to assess the impact, on its financial statements. The Company believes that part of its joint ventures, primarily Atrium European Real Estate Limited and Royal Senior Care LLC will be accounted for using the equity method rather than proportionate consolidation.

IAS 28R—Investments in Associates

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements about a Company’s interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the nature of, and risks associated with, its interests in other entities; and the effects of those interests on its financial position, financial performance and cash flows.

The required disclosures will be included in the Company’s financial statements upon initial adoption of IFRS 12 on or before the fiscal year ending December 31, 2013.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3—unobservable inputs (valuation techniques that do not make use of observable inputs).

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for annual periods commencing on January 1, 2013. Earlier application is permitted. The new disclosures will not require comparative data.

The Company is evaluating the possible impact of the adoption of IFRS 13 but is presently unable to assess the impact, if any, on its financial statements.

IFRS 9—Financial Instruments

1.	In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets (including hybrid contracts with financial asset hosts) will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

•	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.

•	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Notwithstanding the aforesaid, upon initial recognition, a company may designate a debt instrument that meets both of the conditions set forth above to fair value through profit or loss if this designation eliminates or significantly reduces a measurement or recognition inconsistency (“accounting mismatch”) that would have otherwise arisen.

Subsequent measurement of all other debt instruments and financial assets will be at fair value.

Financial assets that are equity instruments will be measured in subsequent periods at fair value and the changes will be recognized in profit or loss or in other comprehensive income (loss), in accordance with the election of the accounting policy on an instrument-by-instrument basis (amounts recognized in other comprehensive income will not be later classified to profit or loss). Nevertheless, if the equity instruments are held for trading, they must be measured at fair value through profit or loss. This election is final and irrevocable. When an entity changes its business model for managing financial assets it shall reclassify all affected financial assets. In all other circumstances, reclassification of financial instruments is not permitted.

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	In October 2010, the IASB issued certain amendments to IFRS 9 regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and financial liabilities which are not measured at fair value through profit or loss, meaning the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The adjustments arising from these amendments affect the measurement of a liability at fair value whereby the amount of the adjustment to the liability’s fair value—attributed to changes in credit risk—will be recognized in other comprehensive income. All other fair value adjustments will be recognized in the income statement. If carrying the fair value adjustment of the liability arising from changes in the credit risk to other comprehensive income creates an accounting mismatch in the income statement, then that adjustment also will be carried to the income statement rather than to other comprehensive income.

Furthermore, according to the amendments, liabilities in respect of certain unquoted equity instrument derivatives can no longer be measured at cost but rather only at fair value.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of the Standard regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company is examining the Standard and is currently unable to estimate its impact on the financial statements.

NOTE 3:- CASH AND CASH EQUIVALENTS

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Cash in banks and on hand	901	751
Cash equivalents—short-term deposits	1,060	570

	1,961	1,321

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date—0.1% – 1.78%).

c.	The deposits earn annual interest at the rate of 0.15% – 5.5%, based on the respective term of the deposits.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:- SHORT-TERM INVESTMENTS AND LOANS

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Loans
Partners of ATR in investment properties under development projects	—	10
Other loans (1)	69	3
Current maturities of long-term loans	—	17

	69	30

Deposits
Escrow designated for property acquisitions (2)	350	—
Restricted cash in banks (3)	198	40
Bank deposits (4)	143	117
Restricted deposits (5)	31	49
Other deposits	16	18

	738	224

	807	254

(1)	Includes a C$ 17.7 million (NIS 66 million) loan issued by FCR, secured by properties, bears 10.75% annual interest rate and payable in 2012.
(2)	A non-interest bearing escrow which is designated by EQY for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S.
(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 108 million, bear annual interest rate of 0%-4% and other restricted cash in FCR amounting to NIS 90 million.
(4)	Bank deposits earning annual interest at the rate of 0%-0.2%, based on the respective term of the deposits.
(5)	Deposits used as collateral for providing guarantees on behalf of ATR. The deposits bear annual interest at the rate of 0.05%-1.5%.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:- MARKETABLE SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2011	2010
	NIS in millions
Composition:
Shares	65	50
Debentures	8	*)—
Participation certificates in trust funds	24	8

	97	58

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- TRADE RECEIVABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Open accounts (1)	263	176
Checks receivable	22	9
Receivables for construction contracts (2)	429	159

Total	714	344

(1) Net of allowance for doubtful accounts (see e below)	58	57

(2) Receivables for construction contracts
Costs incurred plus recognized profits	4,364	1,396
Less—progress billings	3,935	1,237

	429	159

b.	Trade receivables are non-interest bearing. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2011 and 2010, the Group had no major tenant who contributed more than 10% to total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the balance sheet dates.

e.	Movement in allowance for doubtful accounts:

	2011	2010
	NIS in millions
At the beginning of the year	57	60
Charge for the year	30	35
Release for the year	(8)	(5)
Write down of accounts	(25)	(28)
Initially consolidated company	2	—
Exchange differences	2	(5)

At the end of the year	58	57

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- OTHER ACCOUNTS RECEIVABLE

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Government institutions *)	117	96
Prepaid expenses	98	83
Receivables from sale of real estate	9	13
Employees	3	4
Interest and dividends receivable	14	—
Advances to suppliers	10	5
Current maturities of long-term loans	—	17
Shareholders in investees	7	4
Others	73	23

	331	245

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises of land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and apartments for sale and advances from customers and apartment buyers by primary countries are as follows:

	Inventory of buildings and apartments for sale		Advances from customers and apartment buyers
	December 31		December 31
	2011	2010	2011	2010
	NIS in millions
Israel	608	179	277	45
Poland	340	176	49	13
Canada **)	139	—	—	—
Bulgaria	9	16	—	*) —
Others	32	12	54	22

Total	1,128	383	380	80

*)	Represents an amount of less than NIS 1 million.
**)	Advances amounting to C$ 9.7 million are held in escrow account and are not under the Group’s control.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

b.	Composition of apartment inventory:

	December 31
	2011	2010
	NIS in millions
Land and apartments under construction	1,099	357
Completed apartments	29	26

	1,128	383

c.	Write down of inventory:

Inventory write down to net realizable value charged to cost of revenues in 2011 and 2010 amounted to NIS 13 million and NIS 1 million, respectively.

d.	Details on sale contracts signed by the Group (100%):

During 2011, the Group signed 474 sale contracts (2010—250 contracts), with total consideration estimated at NIS 440 million (2010—NIS 355 million).

In addition, until December 31, 2011, the Group signed 1,277 sale contracts on a cumulative basis, with total consideration estimated at NIS 1,161 million. These sale contracts include projects yet to be completed as of December 31, 2011, or projects for which revenues had not been recognized yet as of that date.

e.	Cost of inventories includes capitalized borrowing costs in the amount of NIS 28 million and NIS 3 million, as at December 31, 2011 and 2010, respectively.

f.	As for charges, refer to Note 29.

NOTE 8:- ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2011	2010
	NIS in millions
Investment property *)	667	197
Lands	47	9
Cash and cash equivalents	—	27
Other	—	18

	714	251

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR.

b.	Liabilities attributed to assets held for sale primarily comprise of mortgage loans payable.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES

a.	Composition of the investment in associates:

	December 31
	2011	2010
	NIS in millions
Cost of investment	132	63
Accumulated losses	(40)	(40)
Dividends received	(4)	(3)
Other capital reserve	*) —	*) —

	88	20
Loans (1)	78	**) 47

	166	67

*)	Represents an amount of less than NIS 1 million.
**)	Reclassified.
(1)	A loan of approximately NIS 57 million is linked to the Israeli CPI and bears 3.8% annual interest. A loan of approximately NIS 21 million is linked to the Israeli CPI and bears 10% annual interest.

b.	Summarized information from the financial statements of the associates:

	December 31
	2011	2010
	NIS in millions
Group’s share of the associates’ balance sheets based on the share of interests held at the balance sheet date:
Current assets	21	10
Non-current assets	379	200
Current liabilities	(14)	(19)
Non-current liabilities	(298)	(171)

Net assets	88	20

	Year ended December 31
	2011	2010	2009
	NIS in millions
Group’s share of the associates’ operating results based on the share of interests held during the year:
Revenues	55	21	367

Net income (loss)	40	2	(268)

c.	Investment in Equity One Inc. (“EQY”) (a subsidiary)

1.	As of December 31, 2011, the Group has a 42.1% interest in EQY’s voting rights and the Group’s economic interest in EQY’s share capital (calculated net of non-controlling interests in Gazit America Inc) is 43.4% (38.2% on a fully diluted basis) of the share capital of EQY. EQY’s shares are listed for trading on the New York Stock Exchange. The market price of EQY shares as of December 31, 2011 was U.S. $ 16.98 and close to the date of the approval of the financial statements—U.S. $ 20.12. As of December 31, 2011, EQY has approximately 112.6 million shares outstanding.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, refer to Note 2c.

2.	Share options of EQY outstanding as of December 31, 2011:

Series	Average exercise price per share	Expiration date	Number of share options in thousands
Options to employees and officers *)	$20.62	2012-2022	3,565

*)	Includes all the share options granted to employees and officers, including 890 thousand options that are unvested. It also includes share options which were granted as part of the employment contract between the Company’s Chairman of the Board and EQY, refer to Note 38c(2).

3.	EQY has issued restricted shares to directors, officers and employees with various restriction periods. As of December 31, 2010, the share capital of EQY includes 1,178 thousand shares that are unvested. These shares bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to executives that do not bear voting rights and rights to receive dividends.

4.	On March 28, 2011, the Company completed an agreement through a wholly-owned subsidiary, for the purchase of 2 million ordinary shares of EQY from Alony-Hetz Properties and Investments Ltd (“Alony-Hetz”), in consideration for U.S. $ 36.5 million (NIS 125 million).

On May 18, 2011, EQY announced a capital-raising through a public offering of 5 million shares in the U.S. at the price of U.S. $ 19.42 per share and in total consideration of U.S. $ 97.1 million (NIS 332 million). Simultaneously, wholly-owned subsidiaries of the Company purchased from EQY an additional 1.0 million EQY shares in a private placement at the offering price and in total consideration of U.S. $ 19.4 million (NIS 66 million).

In a separate transaction, wholly-owned subsidiaries of the Company also purchased from an entity controlled by Alony-Hetz an additional 1.0 million EQY shares, for a total consideration of U.S. $ 19.3 million (NIS 66 million).

As a result of the offering and the purchase, the Group’s voting rights in EQY decreased to 40.1% and its economic interest decreased to 41.2% and the Group recognized subsequent to the reporting date a capital decrease amounting to NIS 2 million charged to capital reserve from transactions with non-controlling interests.

5.	During the second half of 2011 the Company through wholly-owned subsidiaries, purchased approximately 2.2 million EQY shares during the trade on the NYSE for a total consideration of U.S. $ 36.0 million (NIS 138 million). As a result of the purchases, the Group’s voting rights increased to 42.1% and its economic interest increased to 43.4% and the Group recognized a capital decrease amounting to U.S. $ 7.6 million (NIS 28 million) charged to capital reserve from transactions with non-controlling interests.

6.

In May 2010 EQY entered into an agreement for the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group Plc (“CSC”). On January 4, 2011 (the “closing date”), CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a U.S. $ 600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a U.S. $ 67 million CapCo’s promissory note.

Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units. A mortgage-secured debt amounting to approximately U.S. $ 243 million (net of U.S. $ 84.3 million which was repaid in cash by EQY), bearing annual weighted average interest of 5.7%, was assigned to the Joint Venture within the framework of the transaction. Upon the closing of the transaction, the Group’s interest in EQY’s voting rights reached 38.8% (including all of EQY shares held by GAA) and 39.3% economic rights in EQY’s share capital. On the closing date, LIH held a 3.85% interest in EQY’s share capital and 13.16% in EQY’s voting rights.

As for the Group’s shareholders’ agreement with LIH and CSC, and with EQY, refer to Note 26a(1). As for EQY’s offering of the 4.1 million shares that were allocated to LIH, see Note 40g.

Following the closing of the transaction, the Company continued to consolidate EQY’s accounts, due to effective control over EQY.

EQY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of CapCo. Presented below is the fair value of the identifiable assets and liabilities of CapCo at the acquisition date, after being retroactively adjusted following the measurement period adjustment of the fair value of the identifiable assets and liabilities, as permitted pursuant to the provisions of IFRS 3:

	Provisional allocation	Measurement period adjustment	Fair value
	NIS in millions
Cash and cash equivalents	92	—	92
Assets held for sale	465	—	465
Other current assets	14	—	14
Investment property and other non-current assets	1,770	21	1,791

	2,341	21	2,362

Current liabilities	(302)	(9)	(311)
Deferred taxes (2)	(139)	(2)	(141)
Other non-current liabilities	(925)	—	(925)

	(1,366)	(11)	(1,377)

Net assets	975	10	985
Goodwill (gain from bargain purchase) (3)	(63)	85	22

Total acquisition cost (1)	912	95	1,007

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

(1)	The total acquisition cost amounting to U.S. $ 279.8 million (NIS 1,007 million) is comprised of the issuance of 4.1 million shares of EQY’s common stock valued at U.S. $ 73.7 million (NIS 265 million) (according to EQY’s share price on the issuance date of U.S. $ 18.15) and the fair value of the 11.4 million Units presented as non-controlling interest in CapCo, which was estimated by reference to the amount LIH would be entitled to receive upon redeeming its Joint Venture Units for shares of EQY (“Units’ fair value”).

The Units’ fair value was first estimated at U.S. $ 15.83 per share, or U.S. $ 179.8 million (NIS 647 million) in aggregate, representing a 12.8% discount on EQY’s share price, mainly due to the restriction on transferability imposed on the Units and the probability that the Units would not be redeemed for EQY shares for at least five years due to tax obligations, which EQY erroneously believed needed to be taken into account in the valuation.

After performing a reexamination of this matter and conducting consultations with its professional advisors, EQY came to the conclusion that the Units’ fair value needed to be calculated without any component of “discount” on EQY’s share price. Hence, the interim financial statements for the six month period ended 30 June, 2011 and for the three months ended on March 31, 2011 were restated to reflect the estimation of the Units’ fair value at EQY’s closing share price on the date of closing the transaction, namely U.S. $ 18.15 per Unit, or U.S. $ 206.1 million (NIS 742 million) in aggregate.

(2)	The deferred tax liability solely represents the tax effect of the temporary difference between the fair value and the tax base of CapCo’s net identifiable assets, which was recorded only the Company’s share, due to the fact that EQY and CapCo are REITs for tax purposes, and as such they do not provide for deferred taxes in their financial statements.

(3)	Prior to correcting the aforementioned error, the gain from bargain purchase recognized in 2011, in the amount of NIS 63 million, was fully allocated to the non-controlling interests, since the portion allocable to the Company had been eliminated by the provision for deferred taxes as discussed in (2) above. Following the correction of the error and the measurement period adjustment, goodwill in an amount of NIS 22 million has been recorded in the statement of financial position, which has been allocated in full to the equity holders of the Company, after creating the provision for deferred taxes discussed in (2) above and after setting off bargain purchase gain which had been allocated to the non-controlling interests in amount of NIS 66 million.

As a result of the decrease in the holding interest in EQY, the Group recognized a NIS 16 million increase in equity, which was charged to the capital reserve from transactions with non-controlling interests.

CapCo’s revenues and net income during 2011 regarding the properties acquired on the closing date, totaled U.S. $ 57 million (NIS 203 million) and U.S. $ 36 million (NIS 128 million), respectively.

7.	Investment in DIM

On January 9, 2009 (the “closing date”), EQY entered into an agreement with Homburg Invest Inc. (“Homburg”) to acquire approximately 2,004 thousand Ordinary shares of DIM Vastgoed N.V. (“DIM”). DIM was incorporated in the Netherlands, and was listed for trading on the Euronext Stock Exchange in Amsterdam, the Netherlands until August 2010. At closing Homburg transferred to EQY approximately 1,238 thousand Ordinary shares of DIM in consideration for the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

issuance by EQY of approximately 866 thousand shares (representing an exchange ratio of 0.7). On such date, EQY obtained voting rights with respect to another 766 thousand Ordinary shares of DIM (the “additional shares”) which Homburg has an option to acquire on October 1, 2010 and which conferred it voting rights. Subject to fulfillment of certain conditions by January 1, 2011, EQY has undertaken to acquire from Homburg the additional shares in consideration for the issuance by EQY of approximately 537 thousand Ordinary shares. Subsequent to this transaction, EQY had a voting interest of approximately 74.6% in DIM. Commencing from the closing date, EQY consolidates the accounts of DIM in its financial statements since its holdings in DIM confer control to EQY.

In February 2010, EQY exercised its right to purchase an additional 766 thousand shares of DIM in exchange for the issuance of 537 thousand EQY Ordinary shares. EQY also issued a purchase offer for the remaining DIM shares owned by the public, at a cash price of U.S. $ 7.3 per share. During 2010, the purchase offer was completed for approximately 1,904 thousand DIM shares in return for approximately U.S. $ 13.7 million (including additional shares purchased on the stock exchange during 2010 and 2011), and EQY’s share in DIM increased to 97.8% as of December 31, 2011. EQY is seeking to carry out a forced purchase of the remaining publicly-held DIM shares. In July 2010, a request to approve the forced purchase was submitted to the authorities in the Netherlands and on August 2, 2010 DIM’s shares were delisted from trading on the Amsterdam Stock Exchange.

d.	Investment in First Capital Realty Inc. (“FCR”) (a subsidiary)

1.	As of December 31, 2011, the Company owns, through subsidiaries, approximately 50.5% (45.7% on a fully diluted basis) of the share capital of FCR. FCR’s shares are listed for trading on the Toronto Stock Exchange. The market price of FCR shares as of December 31, 2011 was C$ 17.3 and close to the date of the approval of the financial statements—C$ 17.75. As of December 31, 2011, FCR has approximately 178.2 million shares outstanding.

The Company consolidates FCR in its financial statements, although its ownership in FCR’s potential voting rights is less than 50%, due to effective control over FCR, refer to Note 2c.

2.	FCR’s share options outstanding as of December 31, 2011:

Series	Average exercise price per share		Expiration date	Number of options (in thousands)
Share options to employees and officers in FCR and to the property management company *)	C$	14.89	2012-2022	5,592

*)	Includes all of the share options granted to employees and officers of FCR, including share options granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board (refer to Notes 38c(3) and 38c(5)). These options include 2,074 thousand unvested share options.

3.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible at no consideration into ordinary shares of FCR. As of the reporting date, out of the 2,480 thousand units which FCR has undertaken to grant, 891 thousand units had not been granted yet. Regarding units that were granted to related parties, refer to Notes 38c(3) and 38c(5). As of the reporting date, 659 thousand share units that were granted are outstanding unvested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

4.	On August 14, 2009, FCR completed the distribution to its shareholders of a special dividend-in-kind of its shares in the subsidiary, GAA. In accordance with the resolution of FCR, each holder of 10 FCR shares (prior to the share split) received one GAA share. The recognition date for distribution was July 28, 2009. Refer also to section e. below.

5.	As for conversion of debentures into FCR shares by a wholly-owned subsidiary and by other parties, see Note 21c(1).

e.	Investment in Gazit America Inc. (“GAA”) (a subsidiary)

1.	As of December 31, 2011, the Company owns, through wholly-owned subsidiaries, approximately 73.1% (74.9% assuming exercise of convertible securities) of the share capital of GAA. GAA’s shares are listed for trading on the Toronto Stock Exchange commencing on the date of the special dividend-in-kind distribution by FCR as described above. The market price of GAA’s shares as of December 31, 2011 was C$ 4.84 and close to the date of the approval of the financial statements—C$ 4.82. As of December 31, 2011, GAA has approximately 23.3 million shares outstanding.

2.	GAA’s share options and warrants outstanding as of December 31, 2011:

Series	Average exercise price per share		Expiration date	Number of options and warrants (in thousands)
Listed warrants (see 5 below)	C$	5-8.5	2015-2016	10,458
Share options to directors and officers in GAA *)	C$	6.24	2020-2021	897

*)	Including options granted to the Company’s executive vice chairman of the Board and to the Company’s President, for further details refer to Notes 38c(6) and 38c(8). As of the reporting date, 310 thousand share options are vested.

3.	GAA operates a plan for the granting of deferred share units (“DSU”) to directors, which are convertible at no consideration into ordinary shares of GAA, as a substitute to remuneration of directors in cash. As of the reporting date, of the 175 thousand units which GAA has undertaken to grant, 103 thousand units had been granted under the plan (refer also to Notes 38c(6) and 38c(8)). DSUs vest when the holder ceases to be a director of GAA.

4.	As of December 31, 2011, GAA, through its wholly-owned subsidiaries, owns approximately 14.3 million shares of EQY, representing approximately 12.7% of the outstanding share capital of EQY.

GAA shares owned by FCR were distributed as a dividend-in-kind, as described in section d.4 above. Prior to the distribution of the dividend-in-kind, GAA acquired from Gazit Canada the entire share capital of ProMed Properties (CA) Inc. which at the acquisition date owned two medical office buildings located in Canada, for consideration of C$ 17.2 million (subject to Certain adjustments including a C$ 1 million debt). The consideration was settled through the issuance of 3.6 million shares of GAA to Gazit Canada. Following completion of the distribution of the dividend-in-kind, the Company owned, through wholly-owned subsidiaries, 65.5% of the share capital of GAA.

5.

In March 2011, GAA filed a prospectus in Canada for the issuance of up to 18.2 million rights (the “Rights”). The Rights entitled GAA’s shareholders to subscribe for units (the “Units”) with each Unit consisting of one common share and one purchase warrant (the “Warrants”). One Right

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

was issued for each common share held by the shareholders of GAA on April 12, 2011. A holder of Rights was entitled to subscribe on May 11, 2011, for one Unit for every two Rights held, at a price of C$ 6.30 per Unit. Each Warrant entitles the holder to purchase at any time up to November 30, 2016 (the “Expiry Date”), one Common Share at an exercise price of C$ 7.50 up to April 14, 2014, and at each day thereafter at an exercise price of C$ 8.50, up to the expiry date subject to adjustments in certain events.

On May 16, 2011 the Rights issuance was completed and approximately 7.8 million Units were issued in consideration for C$ 48.9 million. A wholly-owned subsidiary of the Company purchased in the issuance approximately 6.2 million Units (including approximately 0.8 million Units that were not subscribed for by other shareholders) in consideration for C$ 39.3 million (NIS 141 million). As a result of the Rights offering, the Company’s interest in GAA increased to 73.1% and the Company recognized a capital increase amounting to C$ 0.4 million (NIS 1.4 million) charged to capital reserve with non-controlling interests.

f.	Investment in Citycon Oyj. (“CTY”) (a subsidiary)

1.	As of December 31, 2011, the Company owns approximately 48.0% (48.7% assuming exercise of convertible securities) of the share capital of CTY. CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). The market price of CTY shares as of December 31, 2011 was € 2.31 and close to the date of the approval of the financial statements—€ 2.50. As of December 31, 2011, CTY has 277.8 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, refer to Note 2c.

2.	The share options of CTY outstanding as of December 31, 2011:

Series	Exercise price per share *)	Expiration date	Number of share options (in thousands)
Options to employees and officers (2011 series I)	€3.17	2012-2018	2,250
Options to employees and officers (2011 series II)	€3.31	2012-2018	2,350
Options to employees and officers (2011 series III)	€2.63	2012-2018	1,720

*)	The exercise price is adjusted for share distribution, dividend distribution and return of equity. As of December 31, 2011, no share options are vested.

3.	CTY operates a share-based compensation plan for its key employees, which may be settled in shares and/or in cash, and includes performance-based targets. The maximum number of shares to be granted under the plan is 429 thousand. As of the reporting date, the total number of shares issued pursuant to this plan is 210 thousand shares, and an additional 63 thousand shares have been issued in lieu of cash compensation.

4.	During 2009, the Company purchased approximately 9.9 million shares of CTY on the stock exchange for consideration of approximately NIS 77.5 million and the Company recognized a gain from bargain purchase in the amount of NIS 108 million.

5.	On July 14, 2011 CTY completed an offering of 33 million shares the Company and to Finnish and international investors in a price of EUR 3.02 per share with total consideration of

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

EUR 99.7 million (NIS 493 million) before issuance expenses. Within the framework of the offering, the Company purchased 14.9 million shares at the offering price for total consideration of 45.0 EUR million (NIS 222 million).

6.	During the second half of 2011 the Company purchased approximately 2.8 million CTY shares during the trade on the Helsinki stock exchange for a total consideration of NIS 34 million. As a result of the purchases and the offering (as described in 6 above), the Company’s interest in CTY increased from 47.3% to 48.0% and the Company recognized subsequent to the reporting date a capital increase amounting to NIS 18 million, charged to capital reserve from transactions with non-controlling interests.

g.	Investment in Atrium European Real Estate Limited (“ATR”) (a jointly controlled entity)

As of December 31, 2011, the Company owns, through wholly-owned subsidiaries, approximately 31.6% (31.4% on a fully diluted basis) of the share capital of ATR. ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. The market price of ATR shares as of December 31, 2011 was € 3.48 and close to the date of the approval of the financial statements—€ 3.71. As of December 31, 2011, ATR has approximately 372.9 million shares outstanding.

The Company proportionally consolidates ATR in its financial statements due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P, as detailed in Note 26a(4).

The share options of ATR outstanding as of December 31, 2011:

Series	Average exercise price per share	Expiration date	Number of share options (in thousands)
Options to employees and officers *)	€2.99	2012-2015	5,372

*)	As of December 31, 2011, 2,052 thousand share options are fully vested.

In addition, ATR operates a restricted share plan to directors, as a substitute to a cash director remuneration, at the directors’ discretion. As of the reporting date, 24 thousand restricted shares were granted under the plan.

Additional information about the investment in ATR

On March 20, 2008, the Company and CPI entered into a series of agreements for a joint investment in ATR (collectively, the “original investment agreement”) (Company’s share 54%; CPI share 46%). The transaction was completed on August 1, 2008. ATR, which is incorporated in the Island of Jersey in the Channel Islands (“Jersey”), is a property real estate investment company focused on the acquisition and development of supermarket-anchored shopping centers. ATR is engaged in the rental, management and development of shopping centers in 11 countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia, Slovakia and Hungary.

Description of the original investment agreement in ATR

Pursuant to the original investment agreement, the Company and CPI (collectively: the “Investors”) invested in ATR securities as follows:

1.

At the date of closing, € 500 million (the Company’s share—€ 270 million) was invested in non-listed debentures of ATR which are convertible into ATR shares at the conversion price of € 9 per share, subject to the usual adjustments. The debentures bear interest at the rate of 10.75%,

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

which was paid on a quarterly basis. The debentures provided the Investors the right to vote at the general shareholders’ meeting even prior to their conversion into shares.

2.	It was provided that ATR would issue rights to its shareholders within six months from closing in the scope of € 300 million, at a price of € 7 per share and if the shareholders do not take up their rights in full, the investors would acquire the shares issuable pursuant to the rights not taken up (the “Underwriting Commitment”).

3.	The Investors were granted an option to acquire, within six months from the closing date of the aforementioned rights issue, ATR shares at a per share price of € 7 in the total amount of € 200 million, less amounts invested, if and when invested, by the Investors as part of the Underwriting Commitment.

4.	Upon closing, the Investors were issued, without additional consideration, warrants to purchase 30 million shares of ATR at an exercise price of € 7 and exercisable over a period of four years from the issue date (the Company’s share—warrants to purchase 16.2 million shares).

According to the original investment agreement, the Investors (pursuant to the articles of association of ATR) received a right to appoint four directors of ATR (out of ten Board members), including the Chairman of the Board of Directors. This right was subject to their joint investment in ATR (including the aforementioned debentures) not falling below € 300 million. The other directors of the Board were to be independent directors who are nominated by a committee whose composition was such that the Investors had the right to appoint the majority of its members and whose election was approved by the general shareholders’ meeting. Upon closing, Mr. Chaim Katzman, the Company’s Chairman of the Board, became Chairman of the Board of Directors of ATR.

In addition, according to the original investment agreement, provided that the scope of the investment of the joint entity does not decrease below € 200 million, the Investors were provided with extensive consent rights with respect to ATR, including rights regarding the appointment of a CEO of ATR (which is approved by ATR’s Board), the extent of ATR’s liabilities, changes in its articles of association, the issuance of securities under certain circumstances, liabilities in excess of € 200 million, approval of other transactions and other rights.

As of the closing date of the original investment agreement, the Investors held 23.8% of the voting rights in ATR (the Company’s share—14.3%) and 3.9% of ATR’s capital (the Company’s share—3.9%).

Description of the additional investment agreement in ATR

On January 13, 2009, the Investors and ATR signed an agreement which was completed on January 30, 2009, that set the terms of the additional investment in ATR, the principal terms of which are as follows:

1.	The planned issuance by ATR of rights amounting to € 300 million was cancelled and the Underwriting Commitment and the Investors’ option to acquire, under certain conditions, additional shares in the amount of € 200 million, were cancelled. ATR issued to the Investors 10.3 million shares at a price of € 7 per share (the Company’s share was approximately 5.6 million shares). This number of shares increased the Investors’ holdings in ATR to approximately 29.9%, which effectively constituted a partial fulfillment of the Underwriting Commitment. The balance of the Underwriting Commitment was cancelled. The issuance took place on January 30, 2009 in consideration of approximately € 38.9 million par value of convertible debentures of ATR which were issued to the Company in August 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

2.	Warrants to purchase approximately 25 million shares of ATR (out of 30 million issued to the investors in August 2008) were returned to ATR for no consideration and were cancelled.

3.	The Investors undertook not to acquire until August 1, 2010, without ATR’s consent, shares or convertible securities of ATR in a manner that would trigger a change of control in ATR, subject to the terms set in the agreement.

Further, according to the agreement, ATR was to acquire from the Company approximately € 103 million of its debentures (non-convertible) for an amount of approximately € 77.3 million which was the cost incurred by the Company to acquire them, plus accrued interest on the debentures to the date of purchase by ATR. The acquisition was completed on January 30, 2009.

As of the closing date of the additional investment agreement, the Investors held 29.1% of the voting rights in ATR (Company’s share—19.1%) and 13.9% of ATR’s capital (Company’s share—11.5%).

An agreement to exchange debentures for ATR shares

On September 2, 2009, the Investors and ATR entered into an additional agreement, completed and executed on December 1, 2009 (the “exchange agreement”) pursuant to which the investors delivered to ATR the remaining € 427.9 million par value of convertible debentures (the Company’s share was € 231.1 million par value) and the remaining warrants to purchase 4,933 thousand shares of ATR (the Company’s share was 2,664 thousand) that had been issued to them by ATR in August 2008 in exchange for the issuance of approximately 144.9 million shares of ATR (the Company’s share is approximately 79.6 million shares) and for approximately € 9.3 million in cash (to CPI only). The parties also agreed as follows:

1.	ATR declared a special dividend of € 0.50 per share. In addition, it was agreed that ATR will act to maintain an annual dividend distribution policy of no less than € 0.12 per share to be paid on a quarterly basis, subject to any legal and business considerations. The quarterly and special dividends were paid in December 2009.

2.	The agreement determining the Investors’ consent rights with respect to ATR and ATR’s articles of association were amended such that the number of items pursuant to which ATR requires the Investors’ consent was reduced. Additionally, some matters were added to ATR’s articles of association that require a special 2/3 majority vote in ATR’s general meeting of shareholders.

3.	The Investors’ rights regarding the appointment of directors of ATR were amended (including in ATR’s articles of association) such that the investors are entitled to appoint (out of a board of directors not exceeding ten members) four directors as long as they hold (in aggregate) 80 million shares; three directors as long as they hold 60 million shares; two directors as long as they hold 40 million shares; and one director as long as they hold 20 million shares.

4.	It was agreed that the Investors’ rights to appoint the majority of the members of the Board’s nominations committee, which recommends the appointment of the remaining members of the Board, and the appointment of the Chairman of the Board will be maintained as long as the Investors hold, in aggregate, at least 55 million shares.

5.	The Investors undertook not to take any steps that will lead to a breach of the terms of the debentures (series 2006) regarding change of control as long as the balance of the debentures is € 100 million par value or until 20 months from the closing date have elapsed, whichever is earlier. ATR was to announce a purchase offer for the said debentures at a price equivalent to 95% of their par value, at a total cost of up to € 120 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

In 2009, the Company recognized a gain from bargain purchase, amounting to € 116 million (NIS 631 million), due to acquisition of ATR shares on the stock exchange, and due to the issuances of shares in January and December 2009, as described above. This amount includes € 23.2 million (NIS 123 million) from realization of the remainder of the Underwriting Commitment as of December 31, 2008. The Company also recognized in 2009 a gain from the exchange of convertible debentures of ATR in January and December 2009, amounting to €190 million (NIS 1,055 million), which was included in finance income.

The Company accounted for the Underwriting Commitment, the remaining warrants and the conversion component of the debentures until their exercise date, as derivatives measured at fair value through profit or loss. In 2009, the Company recognized a gain of approximately € 15.2 million (approximately NIS 84 million) relating to the remeasurement of the warrants and the conversion component of the debentures.

Commencing from the closing date of the original investment agreement (August 1, 2008), the Company accounted for its investment in ATR in the financial statements using the equity method, since the original investment agreement conferred on the Company significant influence over ATR.

Based on the Investors’ rights pursuant to the agreements with ATR and ATR’s articles of association, as amended under the exchange agreement described above, and based on the increase in the Investors’ interest in ATR following the exchange agreement above the threshold of 1/3 in ATR’s voting rights in a manner that ATR’s articles of association cannot be amended without the Investors’ approval, commencing at the closing date of the exchange agreement, the Investors jointly control ATR, even though their joint holdings in the voting rights of ATR on that date were less than 50%. Since a joint control agreement is in place between the Company and CPI, as described in Note 26a(4), the Company proportionately consolidates ATR in its financial statements beginning at the end of 2009.

The fair values of the net identifiable assets of ATR at the closing date of the exchange transaction (December 1, 2009), according the Company’s share, were as follows:

Fair value
NIS in millions
Net assets acquired	3,794
Investment previously presented at equity	1,386

Net assets acquired	2,408
Gain from bargain purchase	(220)

Total acquisition cost *)	2,188

*)	The cost of the exchange transaction represents the fair value of the debentures and warrants of ATR.

During 2011 the Company through wholly-owned subsidiaries, purchased approximately 6.0 million ATR shares (1.6% of ATR’s share capital) during the trade on the Vienna stock exchange for total consideration of EUR 20.8 million (NIS 103 million). As a result of the purchases the Company recognized a gain from bargain purchase amounting to EUR 15.7 million (NIS 77 million), measured as the difference between the fair value of ATR’s net identifiable assets acquired and the consideration paid and presented in other income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

As of December 31, 2011, the Company owns through wholly-owned subsidiaries 117.9 million shares of ATR, which constitute 31.6% of the share capital and voting rights of ATR. To the best of the Company’s knowledge, CPI owns, as of December 31, 2011, about 72.5 million shares of ATR, representing about 19.4% of the share capital and voting rights of ATR.

As for lawsuits filed with regards to the investment in ATR, and the engagement in a compromise agreement refer to Note 26d.

As for the purchase of additional 6.7 million ATR shares after the reporting date, see Note 40h.

h.	Investment in Royal Senior Care LLC (“RSC”)

As part of the Company’s investments in the senior housing facilities sector in the United States, a wholly-owned subsidiary of the Company (the “Subsidiary”) entered into a joint venture partnership (50%) in January 2002 with a third party in two companies (one develops and owns the properties (“RSC Property Company”) and the other manages them) that are accounted for using proportionate consolidation. In September 2008, the Subsidiary signed an agreement to acquire an additional 10% of the share capital of the RSC property company. As a result of this transaction, the Group’s interest in RSC Property Company increased to 60%. The Company continues to proportionately consolidate RSC, since the joint control agreement over RSC is still in effect. As of December 31, 2011 and 2010, the balance of the Company’s investments in these companies, including in equity and loans, amounted to NIS 211 million and NIS 194 million, respectively.

i.	Investment in ProMed Properties Inc. (“ProMed”)

The Company owns, through a wholly-owned subsidiary 100% interest in a private company which is engaged in the medical office buildings sector in the United States. As of December 31, 2011 and 2010, the Company had invested approximately NIS 640 million and NIS 471 million, respectively, in equity of ProMed. The Group consolidates ProMed in its financial statements, since it controls ProMed.

j.	Investment in Gazit Europe (Netherlands) BV (“Gazit Europe”)

The Company owns, through a wholly-owned subsidiary incorporated in the Netherlands a 100% interest in a private company incorporated in Germany, which is engaged in the shopping center sector in Germany. As of December 31, 2011 and 2010, the Company had invested in Gazit Europe in equity and loans approximately NIS 350 million and NIS 305 million, respectively. The Group consolidates Gazit Europe in its financial statements, since it controls Gazit Europe.

k.	Investment in Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)

A direct investment in a private company engaged in the shopping centers sector in Israel and other countries (as of December 31, 2011 also in Bulgaria and Macedonia) and in which the Company’s interest is 75%. As of December 31, 2011 and 2010, the Company had invested in Gazit Development in equity and loans, approximately NIS 2,328 million and NIS 2,292 million, respectively (refer also to Note 26a(3)). The Group consolidates Gazit Development in its financial statements, since it controls Gazit Development.

l.	Investment in Gazit Brazil Ltda. (“Gazit Brazil”)

The Company owns, through a wholly-owned subsidiary a 100% interest in a private company incorporated in Brazil who is engaged in the shopping centers sector in Brazil. As of December 31,

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

2011 and 2010, the Group had invested in Gazit Brazil in equity and loans approximately NIS 531 million and NIS 536 million, respectively. The Group consolidates Gazit Brazil in its financial statements, since it controls Gazit Brazil.

m.	Investment in Acad Building and Investments Ltd. (“Acad”)

In September 2007, a wholly-owned subsidiary of the Company acquired 50% of the share capital and voting rights of Acad, thus obtaining joint control over Acad, for a consideration of approximately NIS 184 million. Since the acquisition date, Acad has been accounted for as a jointly controlled entity, using proportionate consolidation.

Acad’s primary activity is the direct and indirect holding of the share capital and voting rights of U. Dori Ltd. (“Dori Group”), a public company listed on the Tel-Aviv Stock Exchange which is primarily engaged in the development and construction (both as an initiator and as a contractor for third parties) of residential and commercial buildings and as a contractor performing construction contracts in the field of infrastructure. Dori Group operates in Israel and in Eastern Europe. Dori Group is also operating (along with others) to build a power station in Israel for the production of electricity. Besides the holdings in Dori Group, Acad had a construction contracts activity in Nigeria (50%) that was sold after the reporting date with estimated gain of NIS 10 million, and owns 26% interest in an income producing property in Israel (26%).

On March 10, 2011 the other shareholders of Acad at that time (the “Partners”) submitted an offer to the Company, to buy or sell 50% of Acad’s share capital, according to the Buy and Sell (“BMBY”) mechanism set out in Acad’s shareholders agreement. On April 3, 2011 the Company notified the Partners that it would purchase their 50% interest in Acad at the price indicated in their offer (NIS 82 million (the “transaction price”) reflecting a total value of NIS 164 million for Acad). On April 17, 2011 the transaction closed and commencing on that date Acad is fully consolidated in the Company’s financial statements.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized a NIS 31 million loss (including the currency translation reserve realization amounted to NIS 12 million) charged to profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

The Company engaged an external valuer to execute a provisional allocation of the purchase price to Acad’s net identifiable assets at the acquisition date. The fair value of the identifiable assets and liabilities of Acad at the acquisition date are as follows:

Fair value
NIS in million
Cash and cash equivalents	150
Inventory of buildings and apartments for sale	819
Other current assets	674
Non-current assets	311

1,954

Current liabilities	1,152
Non-current liabilities	343
Non-controlling interests	269

1,764

Net assets acquired	190
Gain from bargain purchase	(26)

Total acquisition cost	164

On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development, in which it holds a 75% interest in consideration for NIS 200 million, including NIS 20 million for the assignment of loans that were granted to Acad by the Company.

Acad’s revenues and net income for 2011, which were consolidated in these financial statements, totaled NIS 1,257 million and NIS 54 million, respectively.

The Company’s total revenues and net income for 2011, assuming a full consolidation of Acad as from the beginning of 2011, totaled NIS 6,673 million and NIS 1,897 million, respectively.

In January 27, 2011, Dori Energy (a wholly-owned subsidiary of Dori Group), which owns 18.75% of the share capital of Dorad Energy Ltd., completed a share issuance of 40% of its share capital and granted a call option with a fair value of NIS 0.4 million, to purchase additional 10% of its share capital, to Alumey Clean Energy Ltd., in consideration for NIS 50 million. As a result of the share issuance, and due to the loss of control over Dori Energy, Dori Group has recognized a NIS 60 million gain, which is presented in the other income section (the Company’s share—NIS 22 million). After the transaction, Dori Energy is proportionately consolidated in the financial statements of Dori Group.

As of December 31, 2011, Acad holds 73.8% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Acad’s ownership of Dori Group is 55.4% (50.8% on a fully diluted basis). The market price of Dori Group shares as of December 31, 2011 was NIS 1.32 and close to the date of approval of these financial statements—NIS 1.325. The number of Dori Group’s shares outstanding as of December 31, 2011 is 115.3 million. At the reporting date, 1,905 thousand share options which were granted to officers in Dori Group are outstanding. The share options are exercisable into Dori Group shares at an exercise price of NIS 3.87, and expire during 2012.

As for rights offering completed by Dori Group after the reporting date, with participation of Gazit Development, see Note 40b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

n.	Summarized information from financial statements of jointly controlled entities

The Group’s share of jointly controlled entities’ balance sheets based on the share of interests held at the reporting date was as follows:

	December 31
	2011	2010
	NIS in millions
Current assets	948	1,629
Non-current assets	6,188	4,475
Current liabilities	(537)	(1,017)
Non-current liabilities	(1,771)	(1,204)

Net assets *)	4,828	3,883

*)	Includes fair value adjustments upon acquisition.

Group’s share of jointly controlled entities’ operating results based on the share of interests held during the year:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Revenues	868	1,222	818
Operating expenses, net	363	861	770

Operating income	505	361	48
Financial expenses, net	(107)	(90)	(57)
Taxes on income (tax benefit)	53	34	(7)

Net income (loss)	345	237	(2)

o.	Applicable laws in some of the investee’s jurisdictions place customary conditions on payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

p.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: - OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Loan held to maturity (1)	173	—
Loans to co-owners in development projects (2)(3)	47	72
Loans to joint venture partners	—	61
Tenants	8	5
Purchase contract deposits and related costs	43	36
Other non-current deposits (4)(5)	70	39
Government institutions	17	32
Associates (6)	48	*) 50
Related party (Note 38c(4)d)	—	2
Jointly controlled entity	—	10
Others	2	*) 8

	408	315
Less—current maturities	—	34

	408	281

*)	Reclassified.
(1)	U.S. $ 45.0 million mezzanine loan granted by EQY, secured by seven California shopping centers with aggregate fair value of U.S. $ 272 million, subordinated to total U.S. $ 180 million loans secured by these properties. The loan matures in July 2013, subject to the borrower’s ability to extend the maturity date for three additional one year periods. The loan bears annual LIBOR based interest (9.21% at the reporting date).
(2)	Loans and mortgages amounted to C$ 8.3 million (NIS 31 million) provided by FCR to co-owners in properties under development for their share in financing the development in these co-ownerships. The loans bear an average annual interest rate of 8.6%. The loans are secured by the partners’ rights in the properties.
(3)	Loan amounted to € 10 million (in the consolidated accounts NIS 16 million) granted by ATR to its partner in development project and bears Euribor based interest rate which was 3.03% at the reporting date.
(4)	Includes a non-interest bearing deposit of approximately U.S. $ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(5)).
(5)	Includes deposits of approximately NIS 51 million in favor of providers of mortgages, in order to secure the performance of renovations and the payment of property taxes on the mortgaged properties, so as to maintain their value, which partially bear annual interest rate at 0.2% – 0.39%.
(6)	A loan granted by ATR to its associates amounting to € 30.6 million (in the consolidated accounts NIS 48 million), bears 6.7% annual interest, denominated in Polish Zloty and secured by land mortgage.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

b.	Maturity dates

	December 31
	2011	2010
	NIS in millions
Year 1—current maturities	—	34
Year 2	189	22
Year 3	16	82
Year 4	7	10
Year 5	14	4
Year 6 and thereafter	49	19
Undetermined	133	144

	408	315

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition:

	December 31
	2011	2010
	NIS in millions
Shares traded in the U.S. and Canada	61	90
Traded debentures	6	—
Participating units in private equity funds (1)(2)	314	170

	381	260

Classified within current assets	67	42
Classified within non-current assets	314	218

	381	260

(1)	A wholly-owned U.S. subsidiary of the Company invested a total of approximately U.S. $ 4.1 million (NIS 15.6 million) in three American investment funds. As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S. $ 1.3 million (NIS 5.1 million).

In addition, a wholly-owned Canadian subsidiary of the Company invested C$ 1.9 million (NIS 7.2 million) in a real estate investment fund.

(2)

In August 2007, a wholly-owned subsidiary of the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the sponsorship of HDFC group, one of the largest financial institutions in India. According to the investment agreement, the subsidiary will be one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund has received commitments amounting of U.S. $ 750 million and the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS (Cont.)

Company has undertaken to invest an amount of approximately U.S. $ 110 million in the Fund. HDFC group will make a co-investment of approximately U.S. $ 50 million alongside the Fund. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2011, the Company’s outstanding investment commitment amounted to approximately U.S. $ 16 million (approximately NIS 60 million).

As of December 31, 2011, the Fund is engaged in investment agreements for 14 projects with total investment of approximately U.S. $ 577 million, of which it had actually invested approximately U.S. $ 475 million.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 292 million and NIS 150 million as of December 31, 2011 and 2010, respectively.

NOTE 12:- INVESTMENT PROPERTY

a.	Movement:

	December 31
	2011	2010
	NIS in millions
Balance as of January 1	43,634	42,174
Acquisitions and capital expenditures	6,853	2,781
Initially consolidated investees	2,398	—
Transfer from investment property under development, net	942	330
Dispositions	(2,728)	(250)
Transfer to assets classified as held for sale	(616)	(187)
Transfer to inventory of buildings	(12)	—
Transfer from fixed assets	—	22
Valuation gains, net	1,684	1,050
Foreign exchange differences	2,472	(2,286)

Balance as of December 31	54,627	43,634

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings. The Group presents properties under redevelopment within investment property. Investment properties are stated at fair value, which has been determined based on valuations principally performed by external independent appraisers (47% as of December 31, 2011 and 68% during 2011—in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued. Fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS. Approximately 1% of the investment property was appraised using the comparative method. The remainder of the valuations is based on estimates on the expected future operating cash flows generated by the property from current lease contracts, which take into account the inherent risk of the cash flow, and using discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

Following are the average cap rates implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	%
December 31, 2011	6.9	6.3	6.4	8.4	7.5
December 31, 2010	*)7.4	6.8	6.4	9.4	7.8

*)	Year 1 implied cap rate was 7.0%.

c.	Following is a sensitivity analysis of the valuation to changes in the most significant assumptions underlying the valuation (effect on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	NIS in millions
December 31, 2011
Increase of 25 basis points in the cap rate	(474)	(811)	(485)	(94)	(71)
Decrease of 25 basis point in the cap rate	514	875	524	99	75
Increase of 5% in NOI	722	1,087	677	162	110

d.	Ownership rights

As of December 31, 2011, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, according to the registration regulations in their respective countries of residence, except for 18 properties with aggregate fair value of NIS 3.8 billion held under operating lease (2010—17 properties valued at NIS 3.3 billion) and 51 properties with aggregate fair value of NIS 1.7 billion held under finance lease (2010—47 properties valued at NIS 1.0 billion).

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of approximately NIS 782 million (2010—six leased properties with a value of approximately NIS 837 million). The leases expire between 2042 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	Material properties’ disposition

On September 26, 2011 EQY announced that it had entered into an agreement to sell 36 shopping centers that are predominately located in Atlanta, Tampa and Orlando markets, comprising 360 thousand square meters for U.S. $ 473.1 million (NIS 1.8 billion). These assets were encumbered by mortgage loans having an aggregate principal balance on the agreement date of U.S. $ 177 million (NIS 0.6 billion). As a result of the transaction, which was closed in December 2011, EQY recognized a capital loss on the assets and liabilities disposed, in the net amount of U.S. $ 9 million (NIS 33 million), presented in “other expenses”.

f.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition:

	December 31
	2011	2010
	NIS in millions
Balance as of January 1	3,296	2,994
Acquisitions and development costs	677	928
Initially consolidated investees	50	—
Transfers to investment property, net	(942)	(330)
Transfers to assets classified as held for sale	(18)	(9)
Valuation gains (losses), net	119	(33)
Dispositions	(99)	(36)
Foreign exchange differences	136	(218)

Balance as of December 31	3,219	3,296

Composition:
Land for future development	1,808	2,132
Investment property under development *)	1,411	1,164

	3,219	3,296

*)	Consists primarily of shopping centers and other retail sites.

b.	The fair value of investment property under development is determined based on market conditions, using either the Residual Method or the DCF, as deemed appropriate by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future operating cash flows from the completed project using yields adjusted for the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs of completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Land for future development is measured at fair value, using primarily the Comparative Method, i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, quality, etc.), and in cases where comparison transactions are not available, using the Residual Method as above.

When using the Comparative Method the Group and the external valuers rely on market prices, applying necessary adjustments, to the extent that such information is available (27% of land valuations in fair value terms, as of the reporting date). However, when such information is not available, the Group uses valuation techniques (Residual Method or DCF) based on current market yields to which necessary adjustments are applied.

As of December 31, 2011, the fair value of approximately 30% of the investment property under development and land in fair value terms have been obtained by independent external appraisers, and the remainder was performed internally using acceptable valuation techniques.

c.	During 2011, the Group capitalized to property under development borrowing costs amounting to NIS 88 million (in 2010—NIS 119 million) and direct incremental costs, including payroll expenses, amounting to NIS 33 million (in 2010—NIS 42 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by Comparative Method (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	NIS in millions
December 31, 2011
Increase of 5% in expected project cost	(14)	(35)	(1)	(148)	(1)
Increase of 5% in expected NOI	20	44	4	213	—
Increase of 25 basis points in the cap rate	(46)	(32)	(2)	(125)	—
Decrease of 25 basis points in the cap rate	60	35	2	132	—

e.	As of December 31, 2011, Israeli resident subsidiaries have two land plots under capitalized leases with a total value of NIS 79 million (2010—three land plots in a total value of NIS 111 million) for periods of 49 years which expire between 2048-2055, with an extension option for an additional 49 year with respect to one land. Foreign subsidiaries hold 14 land plots under leasehold in aggregate value of NIS 391 million (2010—14 land plots under leasehold in aggregate value of NIS 336 million).

f.	As for charges, refer to Note 29.

NOTE 14:- NON-CURRENT INVENTORY

Composition:

	December 31
	2011	2010
	NIS in millions
Land for residential projects located in:
Israel	23	10
Poland	29	—
Bulgaria	—	7

	52	17

In part of the land plots the Group operates to change the building rights to residential.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- FIXED ASSETS, NET

Fixed assets include mainly buildings, predominantly senior housing facilities in the U.S. and office buildings partly used by the Group, which do not meet the criteria for classification as investment property.

a.	Composition and movement:

	December 31
	2011	2010
	NIS in millions
Cost:
Balance as of January 1	723	791
Acquisitions	36	24
Transfer to investment property	—	(24)
Disposals	(1)	(28)
Initially consolidated companies	83	—
Foreign exchange differences	39	(40)

Balance as of December 31	880	723

Accumulated depreciation:
Balance as of January 1	197	185
Depreciation	41	38
Disposals	(1)	(7)
Transfer to investment property	—	(2)
Initially consolidated companies	48	—
Foreign exchange differences	10	(17)

Balance as of December 31	295	197

Revaluation reserve (b):
Balance as of January 1	107	109
Revaluation	59	25
Disposals	—	(27)

Balance as of December 31	166	107

Depreciated cost as of December 31	751	633

Of which senior housing facilities	573	497

b.	Revaluation of senior housing facilities:

RSC, a jointly controlled entity, uses the revaluation model to measure senior housing facilities at fair value. The fair value is measured using external independent appraisers with vast experience as to the location and category of the property being valued. A revaluation reserve, with a balance of approximately NIS 166 million as of December 31, 2011 (approximately NIS 98 million net of tax) and approximately NIS 107 million as of December 31, 2010 (approximately NIS 70 million net of tax), arises due to such measurement. In determining fair value of senior housing facilities, the appraisers apply primarily the Income Capitalization approach applying discount rates, which reflects the market conditions of each property at the reporting date with excluding the business value implied in the valuation. Such measurement contains average implied cap rates of 8.0% and 8.2% as of December 31, 2011 and December 31, 2010, respectively.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement:

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other	Total
	NIS in millions
Cost:
Balance as of January 1, 2010	281	16	4	14	315
Additions	—	—	—	3	3
Disposals	(6)	—	(4)	(3)	(13)
Foreign exchange differences	(20)	—	—	*) —	(20)

Balance as of December 31, 2010	255	16	—	14	285
Additions	22	16	80	8	126
Disposals	(9)	(16)	—	(15)	(40)
Foreign exchange differences	15	—	—	1	16

Balance as of December 31, 2011	283	16	80	8	387

Accumulated amortization and impairment losses:
Balance as of January 1, 2010	103	8	4	1	116
Amortization	—	1	—	4	5
Disposals	(6)	—	(4)	(1)	(11)
Impairment loss	42	—	—	—	42
Foreign Exchange differences	(3)	—	—	*) —	(3)

Balance as of December 31, 2010	136	9	—	4	149
Amortization	—	1	32	6	39
Disposals	—	(9)	—	(8)	(17)
Impairment loss	38	—	—	—	38
Foreign Exchange differences	8	—	—	*) —	8

Balance as of December 31, 2011	182	1	32	2	217

Net carrying amount
As of December 31, 2011	101	15	48	6	170

As of December 31, 2010	119	7	—	10	136

*)	Represents an amount of less than NIS 1 million.
(1)	Goodwill has been predominantly recognized due to the acquisition of shares from owners of non-controlling interests as well as to the Group participation in share offerings in these companies, in transactions occurring before December 31, 2009 in EQY, FCR, CTY and also due to the acquisition of CapCo by EQY (see Note 9c(11)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. The goodwill allocated to the investment in EQY and CTY, was adjusted for the difference between the carrying amount of the deferred tax liabilities arising on the investment properties and their economic value. In respect of FCR, the recoverable amount is determined based on the market price of the shares.

During 2011, the Company recorded impairment losses of goodwill amounting to NIS 38 million, compared to NIS 42 million in 2010 and NIS 31 million in 2009.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Other	Total
	NIS in millions
December 31, 2011	52	5	44	—	101

December 31, 2010	27	41	42	9	119

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life.
(3)	Order Backlog which was recognized for projects of Dori Group that are planned to be performed over 2011 and 2012, reflects the value of the economic benefits implied therein as of the acquisition date of Dori Group, and is being amortized on a straight line basis over the planned projects life.

NOTE 17a:- CREDIT FROM BANKS AND OTHERS

a.	Composition:

		Weighted average interest rate as of December 31 2011 *)	December 31
	Denomination		2011	2010
		%	NIS in millions
Credit from banks:	CPI Linked NIS	1.9	74	3
	Unlinked NIS	5.6	95	80
	U.S.$	—	—	33
	C$	1	35	68
		€6.8	37	—
Credit from financial institutions and others:		€2.0	242	58
	U.S.$	20.0	14	—

Total short-term credit			497	242

*)	For part of the loans, the interest rate is linked to the Euribor rate, the Israeli Prime rate or the local Libor rate.

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17b:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition:

		December 31
	Refer to Note	2011	2010
		NIS in millions
Current maturities of debentures	20	1,318	1,378
Current maturities of convertible debentures	21	80	10
Current maturities of non-current liabilities	22	2,231	1,655

		3,629	3,043

NOTE 18:- TRADE PAYABLES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Open accounts and accrued expenses	737	471
Checks payable	114	44

	851	515

b.	Trade payables do not bear interest. As for linkage basis of trade payables, refer to Note 37.

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Interest payable	508	285
Government institutions	94	95
Deferred income and deposits from tenants	106	106
Employees	57	42
Related parties (Note 38c)	—	40
Dividend payable to non-controlling interests	65	59
Payables for real estate transactions	117	30
Warranty provision	16	5
Advances received	1	10
Commitment to purchase marketable securities	77	7
Accrued expenses	130	121
Other payables	169	139

	1,340	939

b.	As for linkage basis of other accounts payable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition:

	Item	Denomination	Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2011	2010
			NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	332	6.50	6.18	264	287
Debentures (series B)			€170	3.62	3.44	154	149
Debentures (series C) *)		Israeli CPI	1,150	4.95	4.88	1,387	1,504
Debentures (series D) *)	b3	Israeli CPI	1,884	5.10	5.03	2,173	2,120
Debentures (series E) *)		NIS	556	3.15	3.66	541	539
Debentures (series F) *)		NIS	1,424	6.40	6.73	1,414	1,410
Debentures (series I) *)		Israeli CPI	1,439	5.30	5.58	1,646	1,607
Debentures (series J)	b4	Israeli CPI	605	6.50	6.36	669	653
Debentures (series K)	b1	Israeli CPI	451	5.35	5.48	448	—
Non-listed debentures		Israeli CPI	10	5.65	5.84	12	23
Non-listed debentures of wholly owned subsidiary		Israeli CPI	33	5.10	5.86	40	77
Non-listed debentures of wholly owned subsidiary *)		Israeli CPI	50	4.57	4.98	58	57
EQY debentures	c	U.S.$	2,640	6.06	6.24	2,620	2,426
FCR debentures	d	C$	4,663	5.49	5.63	4,639	3,960
CTY debentures	e		€196	5.10	5.46	196	187
		€/Czech
ATR debentures	f	Krona	388	4.50	5.02	358	396
Debentures (series C) of Dori Group		Israeli CPI	22	6.25	7.00	28	27
Debentures (series D) of Dori Group		Israeli CPI	94	8.90	9.12	108	68
Debentures (series E) of Dori Group		NIS	100	7.28	8.35	100	49
Debentures (series F) of Dori Group		Israeli CPI	184	6.80	6.64	196	94
Dees (series A+B) of Ronson		Polish Zloty	49	9.48	9.48	49	—

			16,440			17,100	15,633

Less—current maturities of debentures						1,318	1,378

						15,782	14,255

*)	As for cross currency swaps transactions entered in respect of part of the debentures, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

Maturity dates

	December 31, 2011
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	566	283	316	67	282	541	2,055
Israeli CPI	296	480	234	617	604	4,534	6,765
U.S.$	82	44	979	455	446	878	2,884
C$	374	363	748	467	—	2,687	4,639
	€—	140	51	137	52	129	509
Czech Krona	—	—	—	199	—	—	199
Polish Zloty	—	—	49	—	—	—	49

	1,318	1,310	2,377	1,942	1,384	8,769	17,100

b.	Additional information on the Company’s debentures:

1.	On September 5, 2011 the Company completed by way of a shelf offering report, an initial public issuance of NIS 451 million par value debentures (series K) for net consideration of NIS 446 million. The debentures (series K) are linked to the Israeli Consumer Price Index (principal and interest), bear fixed annual interest at the rate of 5.35%, payable twice a year on March 31 and September 30 and are payable in five principal payments as follows: the first payment of 10% of the principal, payable on September 30, 2018, the second payment of 15% of the principal, payable on September 30, 2020 and the third, fourth and fifth payments of 25% of the principal each, payable on September 30 of each of the years 2022-2024.

As part of the issuance of debentures (series K), the Company has undertaken to be in compliance with the following covenants: shareholders equity (excluding non-controlling interests) of no less than U.S. $ 500 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) during each of the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount of at least the greater of (i) NIS 300 million, and (ii) 12.5% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

As for the issuance of debentures (Series K) by way of exercise of options to debentures, subsequent to the reporting date, see Note 40c.

2.	On May 19, 2011, Moody’s Midroog announced a rating upgrade for all of the Company’s series of outstanding debentures from A1 to Aa3 (Israeli scale) and confirmed its stable outlook.

On August 2, 2011, S&P Maalot confirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures, with upgraded outlook forecast from stable to positive.

3.	As for the issuance of debentures (Series D) subsequent to the reporting date, see Note 40c.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

c.	EQY debentures

Below is information regarding outstanding series of EQY unsecured debentures, as of December 31, 2011:

Issue date	Denomination	Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
		%		U.S.$ in millions
2003	U.S.$	7.84	6.81	10.0	2012
2005	U.S.$	5.375	5.52	107.5	2015
2006	U.S.$	6	6.16	105.2	2016
2006	U.S.$	6.25	6.38	101.4	2017
2007	U.S.$	6	6.13	117.0	2017
2009	U.S.$	6.25	6.55	250.0	2014

				691.1

d.	FCR debentures

Below is information regarding outstanding series of FCR unsecured debentures, as of December 31, 2011:

Issue date/series	Denomination	Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
		%		C$ in millions
2005 A	C$	5.08	5.29	100	2012
2006 D	C$	5.34	5.51	97	2013
2007 E	C$	5.36	5.52	100	2014
2007 F	C$	5.32	5.47	100	2014
2009 G	C$	5.95	6.13	125	2015
2010 H	C$	5.85	5.99	125	2015
2010 I	C$	5.70	5.68	125	2017
2010 J	C$	5.25	5.66	50	2018
2010 K	C$	4.95	5.18	100	2018
2011 L	C$	5.48	5.60	150	2019
2011 M	C$	5.60	5.60	175	2020

				1,247

e.	CTY debentures

In December 2009, CTY issued € 40 million par value unsecured debentures, for consideration equal to their par value. The debentures, listed for trading on the Helsinki Stock Exchange, bear fixed annual interest at the rate of 5.1%, and are payable in December 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

f.	ATR debentures

1.	Below is information regarding ATR debenture series outstanding as of December 31, 2011 (represents the Group’s share in the debentures—31.6%):

Issue date	Denomination	Interest rate	Effective interest rate	Outstanding par value amount	Year of final maturity
		%		€ in millions
2003		€6.0	6.6	8.2	2013
2003	€	*) 5.5	5.9	20.2	2013
2005		€4.4	5.0	12.9	2015
2005	€	*) 4.0	4.5	26.8	2017
2005	Czech Krona	*) 2.7	3.2	10.3	2015

				78.4

*)	Variable interest rate.

2.	During 2009, ATR repurchased in the market € 220 million par value debentures (series 2006). As a result, ATR recognized a gain from early redemption of debentures in the amount of approximately € 46.9 million (NIS 255 million).

During 2010, ATR completed a full purchase offer for the outstanding balance of debentures (series 2006), € 233.8 million par value, in return for € 231.3 million. As a result, the Group recognized a loss from early redemption which included the write down of remaining purchase price adjustment, in the amount of NIS 22 million.

During 2011, ATR repurchased in the Market € 34.7 million par value debentures (Series 2005 and 2003) in consideration for its par value.

3.	As for charges, refer to Note 29.

NOTE 21:- CONVERTIBLE DEBENTURES

a.	Composition:

	Note	Denomination	Outstanding par value amount	Interest rate	Effective interest rate	Carrying amount
						December 31,
						2011	2010
Issuer			NIS in millions	%		NIS in millions
FCR (series A,B,C,D,E,F,G)	c.1	C$	1,125	*) 5.59	*) 6.84	1,056	613
CTY (series 2006)	c.2		€145	4.50	7.58	135	126
Dori Group (series B)	c.3	CPI Linked NIS	8	5.25	10.53	10	15
ATR (series 2008)	c.4		€—	—	—	—	44

			1,278			1,201	798

Less—current maturities						80	10

						1,121	788

*)	Weighted average interest rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES (Cont.)

b.	Maturity dates:

	December 31, 2011
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
	NIS in millions
FCR (series A,B,C,D,E,F,G)	70	—	—	—	250	736	1,056
CTY (series 2006)	—	135	—	—	—	—	135
Dori Group (series B)	10	—	—	—	—	—	10

	80	135	—	—	250	736	1,201

c.	Additional information:

1.	Below is information about outstanding series of FCR unsecured convertible debentures, as of December 31, 2011:

Issue date/series	Denomination	Interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
		%		C$	C$ millions
2005 A and B	C$	5.50	6.61	17.031	19.9	2017	*)
2009 C	C$	6.25	7.64	14.313	66.8	2016
2009 D	C$	5.70	6.88	18.75	49.1	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.06	23.77	57.5	2019
2011 G	C$	5.25	6.66	23.25	50.0	2018

					300.8

*)	Redeemed by FCR for FCR shares on February 15, 2012, See Note 40a.

According to the terms of the convertible debentures (series A, B, C, D, E, F, G), FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2009-2011, FCR paid all interest payments in connection with its convertible debentures in FCR shares, in accordance with its entitlement as described above. During 2009, C$ 6.25 million par value FCR debentures (series A) were converted into approximately 231.5 thousand FCR shares. During 2011, C$ 205.9 million par value FCR debentures (series A, B, C) were converted into approximately 12.7 million FCR shares.

In July 2011, FCR announced a temporary reduction in the conversion price of its convertible debentures (series A and B) up to a principal amount of C$ 212.8 million, from C$ 16.425 per share to C$ 16.25 per share, for a 35 days period ended on August 16, 2011 (“the Period”). During the Period C$ 84.7 million principal amount of convertible debentures (series A and B) were converted into 5.21 million FCR shares, including C$ 74.0 million principal amount of convertible debentures that were converted into 4.55 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 49.6%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES (Cont.)

In November 2011, FCR announced a temporary reduction in the conversion price of its remaining convertible debentures (series A and B) from C$ 16.425 per share to C$ 16.30 per share, for a 35 days period ended on December 30, 2011 (the “Second Period”). During the Second Period C$ 106.8 million principal amount of convertible debentures (series A and B) were converted into 6.5 million FCR shares, including C$ 83.4 million principal amount of convertible debentures that were converted into 5.2 million FCR shares by a wholly-owned subsidiary of the Company. As a result of the conversion the Company’s interest in FCR increased to 50.5%.

As for issuance of convertible debentures by FCR after the reporting date, see Note 40f.

2.	As of December 31, 2011, there are € 71.25 million par value convertible debentures outstanding that were issued by CTY in July 2006. The debentures bear annual interest at the rate of 4.5% and are payable in August 2013. The debentures are convertible into CTY shares for € 4.2 per share. CTY is entitled to repay the debenture principal and the interest accrued up to the repayment date in cash, under certain conditions.

As of December 31, 2011, the Company holds € 42 million par value, which constitute 59% of the aforementioned debentures, for a total consideration of € 40 million.

3.	During 2011 ATR repurchased its remaining € 20 million par value convertible debentures that were issued by ATR in August 2008 in consideration for their par value and accrued interest.

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition:

	December 31, 2011
	In NIS— linked to CPI	In NIS— non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Banks	349	5	6,943	4,935	6,038	3,195	99	21,564
Other financial institutions	—	—	37	—	529	—	—	566

	349	5	6,980	4,935	6,567	3,195	99	22,130
Less—current maturities	17	1	738	580	252	576	67	2,231

	332	4	6,242	4,355	6,315	2,619	32	19,899

Weighted average interest rate (%) (1) (2)	3.3	6.2	5.2	5.6	3.6	3.6	6.6

(1)	For part of the loans, the interest is based on the Libor rate and the Euribor rate. The above rate constitutes the weighted average interest rate based on the Libor interest and the Euribor interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

(2)	Classification of loans by fixed or variable interest rate:

	December 31, 2011
	In NIS— linked to CPI	In NIS— non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Fixed interest rate	349	5	5,561	3,919	1,072	65	—	10,971

Weighted average effective interest rate (%)	3.3	6.2	5.8	6	5.1	3.9	—

Variable interest rate	—	—	1,419	1,016	5,495	3,130	99	11,159

Weighted average effective interest rate (%)	—	—	3.8	3.8	3.4	3.6	6.6

	December 31, 2010
	In NIS— linked to CPI	In NIS— non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Banks	356	16	4,898	2,673	4,539	2,597	298	15,377
Other financial institutions	—	—	—	693	521	33	—	1,247

	356	16	4,898	3,366	5,060	2,630	298	16,624
Less—current maturities	10	1	341	422	192	596	93	1,655

	346	15	4,557	2,944	4,868	2,034	205	14,969

Weighted average interest rate (%)	3.1	3.6	6.0	5.7	3.1	2.3	4.1

b.	Maturity dates:

	December 31, 2011
	In NIS— non- linked	In NIS— non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
Year 1—current maturities	17	1	738	580	252	576	67	2,231

Year 2	15	—	1,481	1,009	1,540	859	1	4,905
Year 3	16	3	1,612	777	1,549	625	1	4,583
Year 4	301	—	786	923	1,421	165	1	3,597
Year 5	—	1	830	569	458	970	29	2,857
Year 6 and thereafter	—	—	1,533	1,077	1,347	—	—	3,957

	332	4	6,242	4,355	6,315	2,619	32	19,899

	349	5	6,980	4,935	6,567	3,195	99	22,130

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (mainly marketable securities of public subsidiaries of the Company) in the range of 60% to 85%.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on the separate financial statements of the Company, as adjusted, shall not exceed 77.5%-80%, based on the equity method for investments in investees.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Ratio of equity attributable to equity holders of ATR to total assets of ATR shall not exceed 48.5%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	Ratio of securities value (CTY shares) to actual drawn credit (as defined in the agreement) shall not be less than 1.1.

i)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

j)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

k)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

l)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

m)	Ratio of FCR’s net financial debt, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

n)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.75.

o)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

p)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest expense on the credit facility over any three consecutive quarters shall not be less than 1.5.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

q)	The ratio of pledged EQY shares shall not be less than 20% of EQY’s share capital on a fully diluted basis.

r)	Ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s and GAA’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s and GAA’s real estate value (by the ratio of EQY’s and GAA’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s and GAA’s shares by average of market value and net asset value, which with respect to GAA attributes to real estate activity and excludes its interest in EQY) shall not exceed 70%.

x)	Ratio of actual drawn credit to average securities’ value (calculated as average of market value and net asset value) shall not exceed 60%.

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

g)	Total minimum assets of subsidiaries that are not wholly owned by EQY shall not exceed 20% of total assets on a consolidated basis.

h)	Tangible net worth shall not be less than approximately U.S. $ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Ratio of interest bearing liabilities to total assets shall not exceed 0.6.

j)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of Total debt to total assets ratio shall not exceed 65%.

b)	Ratio of EBITDA to interest expense ratio shall not be less than 1.65.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22: - INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

c)	Ratio of EBITDA to debt service (principal and interest payments) ratio shall not be less than 1.5.

d)	Net worth shall not be less than approximately C$ 1.2 billion (C$ 1.0 billion plus 75% of proceeds received from equity issuances after June 24, 2011).

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Restriction of the amount invested in non–income producing properties (relating to investments in joint ventures and non-controlled properties, in mortgages and in construction).

g)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

5.	GAA

Some of the loans and credit facilities GAA and its wholly-owned subsidiaries receive in the normal course of business, contain financial covenants, such as debt coverage ratios, debt ratios and debt to market capitalization ratio.

6.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and not less than 25% of total assets, debt coverage ratios and debt to pledged asset’s fair value.

7.	Dori Group

With respect to its financial debt Dori Group and its investees have undertaken to comply primarily with the following financial covenants: Ratio of equity to total assets on consolidated basis in Dori Group shall not be less than 10%-15%; Ratios of equity to total assets on consolidated basis in Dori Group’s investees shall not be less than 10%-25%; U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million; Dori Construction has undertaken not to pledge its assets or to transfer them to third parties.

8.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios, ratio of NOI to debt and other customary covenants.

Furthermore, in certain loan documents of the Company and of its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, re-organization, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company, etc.

As of December 31, 2011, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- OTHER FINANCIAL LIABILITIES

a.	Composition:

	December 31
	2011	2010
	NIS in millions
Tenants’ security deposits (1)	142	106
Leasing liabilities for investment properties	136	90
Conversion component of convertible debentures of a jointly controlled entity	—	*) —
Employees	2	2
Put option to acquire additional rights in joint ventures (2)	89	10
Other financial liabilities	13	6

	382	214

*)	Represents an amount of less than NIS 1 million.
(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.
(2)	EQY has rights in consolidated entities which own investment property, in which the other shareholders have a put option to sell to EQY their rights in these entities for cash. EQY account for such put options as financial liabilities measured at their fair value.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which, in management’s opinion, establishes the entitlement to receive the compensation.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the postemployment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions.

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation etc. are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS (Cont.)

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

NOTE 25:- TAXES ON INCOME

a.	Tax laws applicable to the Group’s companies:

1.	Companies in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In February 2008, the Israeli parliament passed an amendment to the Income Tax (Inflationary Adjustments) Law (1985), which limits the application of the law to the beginning of 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, among others, the cancellation of inflationary adjustments including those in respect of the additional deduction for depreciation of fixed assets, beginning of 2008.

a.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see d below.

b.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas. Excess tax withheld in a foreign country on the dividends (direct credit) may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which corporate tax will be imposed (24% in 2011) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two levels only and is subject to certain conditions. Excess of foreign corporate tax paid on income in the foreign country (indirect credit) cannot be carried forward.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

c.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the foreign companies in the Group is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

d.	Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2009, 2010 and 2011 was 26%, 25% and 24%, respectively. A body of persons is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale. As a temporary provision for 2006-2009, it was prescribed that, on the sale of an asset that is not a security listed on the stock exchange (except goodwill that was not paid for), which was acquired prior to January 1, 2003 and was sold by December 31, 2009—the part of the real capital gain that is linearly attributable to the period up to December 31, 2002 would be liable to corporate tax at the rate prescribed in the Ordinance for the year of the sale, while the part of the real capital gain that is linearly attributable to the period starting from January 1, 2003 through to the date of the sale would be taxed at the rate of 25%.

On December 5, 2011, the Knesset passed the Change of the Tax Burden Law (Legislation Amendments), 2011 (the “Law”). One of the components of the Law is the cancellation, with effect from 2012, of the outline for reducing corporate tax rates. Another component of the Law is the raising of the corporate tax rate to 25% with effect from 2012. In light of the aforesaid increase in the corporate tax rate to 25%, the rate of tax on a real capital gain and the rate of tax on a real betterment have been raised correspondingly.

2.	Foreign subsidiaries

Subsidiaries which were incorporated outside Israel are subject to tax in their country of residence.

b.	Taxation in the U.S.

Since January 1, 1995, EQY has not recognized a tax expense on income in its statements, other than tax expenses on Taxable REIT Subsidiaries’ (TRS) operations, because its tax status in the U.S. has been changed to that of a REIT, with effect from that date. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated to distribute at least 90% of its income and apply the tax on the recipients.

To the best of the Company’s management knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, in order to maintain its status as a REIT, EQY is required to distribute its income to its shareholders. The Company records a deferred tax liability in respect of temporary differences attributable to the investment in EQY based on the Group’s interests in EQY (as of the reporting date—43.4%). If EQY was not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes) and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

c.	Taxation in Canada

The taxable income of the Group companies is subject to effective corporate tax (Federal and Provincial) which ranges between 29% and 35%. This tax rate is expected to gradually decline by 2014, to a rate of between 23% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to the FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaties (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to withholding tax of 15%.

d.	Taxation in Finland

Taxable income of CTY is taxed at 26%. Dividend distribution from CTY to the Company is subject to a reduced rate of 5% withholding tax in Finland pursuant to the treaty between Israel and Finland.

e.	Taxation in Bulgaria

The Bulgarian resident company is wholly-owned by a Dutch resident company that is wholly-owned by Gazit Development. The corporate tax rate in Bulgaria imposed on Bulgarian resident companies is 10%. The withholding tax rate applicable on distribution of dividends to the Dutch resident company by the Bulgarian resident company is 0%.

In the Netherlands, income from dividends from the Bulgarian resident company may qualify for the participation exemption. Distribution of dividends to Gazit Development by the Dutch resident company will be subject to a reduced withholding tax of 5% pursuant to the treaty between Israel and the Netherlands.

f.	Taxation in Germany

Generally, the corporate tax rate in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

A Dutch company is subject to a 25.5% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 26.3%. Distribution of dividends to CTY by a Swedish resident company is subject to zero withholding tax rate, according to their domestic law subject to certain terms. Tax rate of 0% would also apply if the treaty between Sweden and Finland apply, or if the European directive is in effect.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

h.	Taxation in Brazil

Operations in Brazil are carried out by holding rights of a US partnership, as a limited partner (a US-resident, wholly-owned subsidiary of the Company is the General Partner in this partnership (the “General Partner”)). The Brazilian holding company holds Brazilian resident companies which own real estate. The corporate tax rate in Brazil is 34%. The withholding tax rate upon dividend distribution from a Brazilian resident company is 0%, under domestic law provisions. The Company and the General Partner of the U.S. partnership are taxable in Israel and in the U.S., respectively, in proportion to their share of rights in the partnership.

i.	Taxation of ATR Group

1.	On January 19, 2009, a ruling was received from the tax authorities in the Netherlands, whereby no withholding tax shall apply to profit distributions to ATR from the Dutch Cooperative which holds the Dutch management company. This ruling is effective through January 19, 2013.

2.	Taxation in Jersey

Pursuant to tax statutes in Jersey, a tax rate of 0% applies to income of the subsidiary (which holds ATR shares) and of ATR. Also, dividends and interest to a foreign resident are not subject to withholding tax in Jersey. Capital gains on disposal of shares of a Jersey Island resident company by a foreign resident are exempt from taxes in Jersey.

3.	Taxation in Cyprus

The corporate tax rate in Cyprus is 10%. Generally, dividends to a Cyprus resident company by foreign companies are exempt from tax in Cyprus, if the conditions of the participation exemption apply.

4.	Taxation in Russia

The corporate Federal tax rate in Russia is 2% and the Regional tax ranges between 13.5% and 18%. Dividends to a foreign resident by a Russian resident company are subject to withholding tax of 15% or to a lower rate by virtue of exemptions under tax treaty. According to the treaty between Russia and Cyprus, distributions of dividends to a Cyprus resident company by a Russian resident company are subject to withholding tax of 10% and, in certain cases, the withholding tax is reduced to 5%.

5.	Taxation in Poland

The corporate tax rate in Poland is 19%. Dividends to a foreign resident company by a Polish resident company are subject to withholding tax of 19% or lower by virtue of the relevant tax treaty. According to the treaty between Poland and Cyprus, distribution of dividends to a Cyprus resident company by a Polish resident company is subject to withholding tax of 10% (or to zero tax rate if an EU Directive applies).

6.	Taxation in the Czech Republic

The corporate tax rate in the Czech Republic is 19%. Dividends to a foreign resident company by a Czech resident company are subject to withholding tax of 15% or lower by virtue of the relevant tax treaty or the directives of the European Union. According to the treaty between the Czech Republic and Cyprus, distribution of dividends to a Cyprus resident company by a Czech resident company is subject to withholding tax of 0% subject to ATR conditions (or to zero tax rate if an EU Directive applies).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

7.	Taxation in Hungary

The corporate tax rate in Hungary is 19% (a reduced 10% tax rate applies, subject to certain provisions). Interest and dividend payments from a Hungarian company to a foreign resident are exempt from tax in Hungary. Sale of real estate Hungarian company would be exempt from corporate tax in Hungary, under the provisions of the tax treaty between Cyprus and Hungary.

j.	Final tax assessments

The Company has received assessments deemed final through 2003 and its wholly owned subsidiaries in Israel have received tax assessments deemed final through 2006.

k.	Disputed tax assessments

In August 2006, a final tax assessment agreement was signed between the Company and the Income Tax Authority in Israel (the: “ITA”) for tax years 2001 through 2003 (in this section below: “the assessments agreement”), following best-judgment tax assessments issued to the Company in September 2005. Pursuant to the assessments agreement, finance expenses in the amount of NIS 5 million were adjusted in the tax returns and deducted from the Company’s stated losses for the 2002 tax year. These expenses are considered a loss, to be deducted beginning in the 2004 tax year and thereafter, against gains from realizing investments. The Company’s carry forward tax losses from 2003 will amount to NIS 20.6 million. In addition, the Company was required to pay tax in the amount of NIS 2.6 million with respect to a capital gain derived outside Israel from the activity of a wholly owned foreign subsidiary. This capital gain will be added to the Company’s cost of investment for tax purposes.

On December 24, 2009, the Company received a final tax assessment with respect to the Company’s 2004 tax return. According to the final tax assessment, the ITA claim that the Company should allocate its gross finance, general and administrative expenses to specific categories of income or based on the ratio of such income to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation. On January 15, 2011, the Company received a final tax assessment with respect to the Company’s 2005 tax return with similar claims by the ITA. The Company appealed the tax assessment for the years 2004-2005 to the Tel Aviv District Court. If the ITA’s position was to be fully accepted with respect to the 2004 tax year, the Company would recognize a NIS 5.5 million (nominal NIS in terms of December 2004) of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million which would result in a nominal tax liability of NIS 360 thousand. If the ITA’s position was to be fully accepted with respect to the 2005 tax year, the Company would recognize a NIS 93.6 million of income for tax purposes. In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 70 million, resulting in a nominal tax liability of NIS 31.8 million (nominal NIS in terms of December 2005).

On December 13, 2011, the Company was issued with a best-judgment assessment for 2006 (in this section, the “Assessment”). According to the Assessment, finance, general and administrative expenses have been allocated to the Company’s income from its various sources based on the assets ratio. As a result of this allocation, expenses of NIS 58 million are non-deductible, thereby reducing the Company’s declared loss. In addition, the ITA claims that, after allocating the finance expenses as stated, the Company has finance income stemming from loans granted to Israeli companies that is not deductible. If the ITA’s position were to be fully accepted, it would result in a nominal tax liability of

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

NIS 18.2 million (nominal NIS in terms of December 2006). Likewise, the Assessment also reflects the cancellation of loss carry forwards of NIS 41 million due to the fact that, with respect to these losses, an assessment was issued. The Company has filed an appeal against this Assessment.

The Company continues to discuss its best judgment and final tax assessments for 2004 through 2009 with the ITA in respect of these issues and regarding the manner according to which the Company receives credit for foreign taxes paid by its subsidiaries.

If the ITA’s position is fully accepted by the Company, in addition to the tax liabilities that would apply to 2004, 2005 and 2006, the Company would be subject to further tax liabilities in significant amounts also with respect to 2007 and going forward (which were not covered by the best judgment and final tax assessments which were received), and other adjustments are possible to the amount of credits available for utilization against future tax liabilities in Israel, as set forth in the final tax assessments received.

To the Company’s and its advisors’ opinion, the Company’s position, as reflected in the tax returns as filed by the Company in the respective years, is valid and well supported by the tax laws, relies on professional reasonability and on many relevant professional arguments. Thus, the Company believes that the ITA’s claims as reflected in the final tax assessments for the respective years should not be accepted. The Company estimates that the provision in its financial statements covers its exposure to the disputed tax assessments.

l.	Disputed VAT assessments

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities limited the deduction of input VAT for such periods, amounting to NIS 4 million. The Company has appealed this VAT assessment, rejecting all claims made by the VAT Authorities. In April 2006, the VAT Authorities rejected the Company’s primary arguments in the objection. However, they did accept the Company’s arguments with regard to technical errors in determining the VAT assessment amounts. Consequently, the limit on input VAT deductions was reduced to NIS 3.5 million. The Company appealed the decision of the VAT Authorities to the Tel Aviv District Court. The Company argued that there are reasons that support its position that the VAT assessments, their computation and their reasoning, are not appropriate for the nature of the Company’s activity, and therefore there is no basis for the Company’s VAT deduction to be limited. In a verdict dated January 11, 2009, the District Court rejected the Company’s appeal. The District Court ruled that the Company’s activity, as well as that conducted by its investee companies, is primarily outside of Israel, and as such does not generate transactions that are liable to VAT. Hence, instead of being able to deduct the full amount of the VAT on the inputs that serve the Company, it is only permitted to deduct 25% of the input VAT. The Company filed an appeal with the Supreme Court against the ruling of the District Court. On November 29, 2011, the Supreme Court handed down a consent judgment, whereby the Company’s appeal was accepted in part, and ruled that the Company should be permitted to deduct two thirds (66.6%) of the input VAT in the years under appeal, in accordance with Regulation 18(B)(2) of the VAT Regulations, instead of the deduction of one quarter (25%) permitted by the VAT Authorities. The judgment also noted that the State only consented to accept the appeal due to the complexity of the deliberations that the State had found itself entangled in with regard to the appeal and is preserving all its claims with regard to other tax years. The judgment also noted that the Company too is preserving its claims. Hence, the judgment is not binding on the parties, except for the years under the appeal.

Further to the VAT assessments referred to above, in March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, whereby the VAT Authorities limited input VAT

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

deductions for these periods to a total of NIS 6 million based on the same arguments as referred to above. In April 2008, the Company appealed these VAT assessments and in March 2009, the appeal filed by the Company was rejected. Furthermore, in April 2010, the Company received VAT assessments for the period from January 2008 through October 2009 (inclusive), whereby the VAT Authorities limited input VAT deductions for this period to a total of NIS 5.3 million based on the same arguments as referred to above. The Company rejects all the arguments set forth by the VAT Authorities in this assessment. In May 2010, the Company filed an appeal against the aforesaid assessments and in April 2011, the appeal filed by the Company was rejected.

On December 14, 2011, the date for filing appeals with respect to 2006 and subsequent years (the “Subsequent Years”) was extended until March 27, 2012, in order to allow the parties time to examine the possibility of resolving the dispute between them concerning the Subsequent Years, outside the Court. As stated above, the aforementioned Supreme Court judgment is not binding on the VAT Authorities or the Company with respect to the Subsequent Years.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the input VAT deduction.

m.	Carry-forward losses for tax purposes as of December 31, 2011

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes. With respect to the tax benefit associated with such losses, and with respect to other temporary differences, the Group has recognized deferred tax assets amounting to NIS 129 million (2010—NIS 99 million), which have been set off against deferred tax liability. As described above, the Company is holding discussions with the ITA regarding the tax assessments that may result in a reduction in these carry-forward losses.

Partly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 398 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 75 million (2010—NIS 47 million).

The Company’s Canadian resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 655 million, in respect of which deferred tax assets of approximately NIS 178 million (2010—NIS 144 million) were recognized, which have partially set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2015-2031.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward operating losses for tax purposes and non deductible interest amounting to NIS 440 million, in respect of which deferred tax assets were recognized in the amount of NIS 170 million (2010—NIS 122 million), which have been set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2026-2031.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 96 million (2010—NIS 79 million), for which deferred tax assets have not been recognized.

ATR and its subsidiaries have carry-forward operating tax losses amounting to NIS 189 million (Group share), for which deferred tax assets were recognized (the Group’s share) in the amount of NIS 1 million (2010—NIS 2 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

n.	Deferred taxes:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2009	(1,656)	196	30	(1,430)
Charged to foreign currency translation reserve	(75)	12	6	(57)
Amounts charged to other comprehensive income (loss)	4	—	(31)	(27)
Amounts charged to other capital reserves	—	(17)	—	(17)
Initially consolidated companies and dilution of holding interest, net	(218)	8	1	(209)
Amounts charged to income statement	142	25	10	177

Balance as of December 31, 2009	(1,803)	224	16	(1,563)
Charged to foreign currency translation reserve	100	(4)	(6)	90
Amounts charged to other comprehensive loss	(9)	—	(20)	(29)
Amounts charged to other capital reserves	62	(22)	—	40
Amounts charged to income statement	(487)	100	(81)	(468)

Balance as of December 31, 2010	(2,137)	298	(91)	(1,930)
Charged to foreign currency translation reserve	(129)	17	2	(110)
Amounts charged to other comprehensive income (loss)	(21)	—	53	32
Amounts charged to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(227)	18	(20)	(229)
Amounts charged to income statement	(669)	119	39	(511)

Balance as of December 31, 2011	(3,121)	411	(47)	(2,757)

The deferred taxes are calculated at tax rates ranging between 12.7% and 43.9% (the tax rates applicable at the time of reversal of the temporary differences to which they relate including federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income in the next years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows:

	December 31
	2010	2010
	NIS in millions
Within non-current assets	167	99
Within non-current liabilities	(2,924)	(2,029)

	(2,757)	(1,930)

o.	Taxes on income included in the income statements

	Year ended December 31
	2011	2010	2009
	NIS in millions
Current taxes *)	32	38	37
Taxes in respect of previous years	2	3	(2)
Deferred taxes	511	468	(177)

	545	509	(142)

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

p.	Taxes on income credited or charged to other comprehensive income and to other equity items

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain (loss) on available-for-sale financial assets	(3)	2	10
Gain (loss) on revaluation of fixed assets	21	9	(4)
Gain (loss) on cash flow hedging transactions	(50)	18	9
Gain on step acquisition of subsidiary	—	—	12

Total charged to other comprehensive income (loss)	(32)	29	27

Charged due to transactions with non-controlling interests	(32)	(62)	—
Charged due to transactions with a controlling shareholder	41	22	17

Total charged to other equity items	9	(40)	17

	(23)	(11)	44

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

q.	Theoretical tax

Below is reconciliation between the tax expense assuming that all the income was taxed at the statutory tax rates applicable to the companies in Israel and the actual tax expense as reported in the income statement:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Income before taxes on income	2,429	2,117	558

Statutory tax rate	24%	25%	26%

Tax calculated using statutory tax rate	583	529	145
Increase (decrease) in taxes resulting from permanent differences—the tax effect:
Tax exempt income, income subject to special tax rates and non deductible expenses *)	(116)	(55)	(348)
Increase (decrease) in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	149	116	78
Taxes on non-controlling interest in losses (income) of subsidiary qualifies as a REIT	(190)	(39)	33
Taxes with respect to previous years	2	3	(2)
Deferred taxes due to changes in tax rates	90	(28)	(62)
Taxes with respect to Group’s share of earnings of associates, net	(11)	—	3
Difference in tax rate applicable to income of foreign companies and other differences	38	(17)	11

Taxes on income (tax benefit)	545	509	(142)

Effective tax rate	22.4%	24.0%	—

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-12.7% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders agreement between the Company and LIH and CSC in connection with EQY

Effective from January 2011, the Company (through its subsidiaries holding EQY shares; “Gazit”) has entered into a shareholders’ agreement with LIH and CSC (together—the “Liberty Group”) and EQY, which establishes among other things the following terms: (a) Gazit shall support the appointment of one director recommended by the Liberty Group (up to 45% of EQY’s share capital held by Gazit), while the Liberty Group undertook to support the appointment of directors recommended by Gazit; (b) the Liberty Group granted Gazit a right of first offer in the event that EQY shares or the Joint Venture Units are sold, to the extent that this right is not exercised by EQY; (c) the Liberty Group was granted a tag-along right in the event of a Group transaction that

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

involves any change in control of EQY; and (d) the Liberty Group undertook to abstain from taking actions that may constitute an attempt to acquire control of EQY, and undertook not to purchase EQY securities above the agreed-upon threshold.

The shareholders’ agreement is in effect until the earlier of the following: 10 years from the engagement date; the date on which Gazit’s holdings decreases below 20% of the issued share capital of EQY (on fully diluted basis); the date on which Liberty Group’s holdings in EQY decreases below 3%.

2.	Shareholders’ agreement between the Company and Alony-Hetz in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

3.	Shareholders’ agreement in Gazit Development:

According to the shareholders’ agreement in Gazit Development, the Company invested U.S. $ 85 million in Gazit Development through shareholders’ loans granted to Gazit Development (which loans are subordinated to loans from third parties). The Company is also entitled to provide Gazit Development additional financing, in lieu of bank borrowings, under conditions similar to bank borrowings.

As of December 31, 2011, the balance of the Company’s and its wholly-owned subsidiary’s loans to Gazit Development (both shareholders’ loans and loans granted in lieu of bank borrowings, as above) totaled NIS 1,915 million. These loans are either linked to the Israeli CPI or denominated in Euro and bear annual interest at rates of between 4.4% and 7.17%.

Further, Gazit Development signed a contract with a company wholly-owned by the CEO of Gazit Development, Mr. Ronen Ashkenazi, who owns 25% of Gazit Development, pursuant to which Mr. Ashkenazi will provide management services to Gazit Development for a period of five years. During 2010, the agreement’s term expired, although the parties have continued to fulfill its terms and intend to enter into a new agreement in reasonable period.

4.	Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a.	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

over 80 million ATR shares, they are entitled to appoint four directors. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

b.	The Investors undertook to vote jointly at the general meetings of ATR shareholders, and in case of disagreement—to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares of the shares issued to them pursuant to the investment agreements in ATR. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to legal requirements) to vote as directed by the latter.

c.	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d.	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR.

5.	In May 2007, a wholly-owned subsidiary of the Company (the “lessee”) entered into an agreement for the lease of an aircraft for business use by the Group’s executives. In consideration for the lease of the aircraft, the lessee is required to pay annual lease fees of approximately U.S. $ 2.5 million. The lease is for a period of 10 years. The lessee has an option to acquire the aircraft by the end of 5 years from the commencement of the lease in consideration for U.S. $ 32.8 million. Further, the lessee has an option to terminate the lease starting from the end of one year from the commencement of the lease with 90 days notice, subject to the conditions set in the lease. In addition, the lessee entered into an agreement with a third party who will provide operating services for the aircraft (land and air crews) in consideration for fixed annual service fees of approximately U.S. $ 0.9 million plus variable expenses based on the extent of use of the aircraft.

Based on the criteria in IAS 17, the lease was classified as an operating lease.

6.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. Minimum future lease receivables forecast as of December 31, 2011 are as follows:

	December 31,
	2011	2010
	NIS in millions
Year 1	3,132	2,597
Year 2	2,802	2,229
Year 3	2,440	1,997
Year 4	2,073	1,709
Year 5	1,701	1,442
Year 6 and thereafter	6,324	5,697

Total	18,472	15,671

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

7.	As for engagements with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2011, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development which they own together with partners and for bank guarantees which were provided in the ordinary course of their business, in the aggregate amount of approximately NIS 524 million (December 31, 2010—approximately NIS 522 million).

2.	As of December 31, 2011 Acad and its subsidiaries granted guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	303
Bank guarantees to secure performance and quality of other contract work	455
Guarantees to secure bank credit of an associate	22
Others	221

1,001

Furthermore, Acad and Dori Group are guarantors to third parties for liabilities of their subsidiaries, amounting up to NIS 361 million.

3.	The Company is a guarantor in unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company (refer to Note 9o) and for the repayment of non-listed debentures issued by a wholly-owned subsidiary. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount.

4.	As for collaterals granted to secure the guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties, investments in funds and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2011, totaled approximately NIS 849 million (December 31, 2010—NIS 430 million).

2.	The Group has a commitment to invest in investment funds, refer to Note 11.

3.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 300 million (December 31, 2010—NIS 243 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results, other than as specified below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

2.	In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were its primary shareholders prior to the Company’s acquisition of interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank were the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in ATR, other board members of ATR, ATR itself, and CPI. The subject of the lawsuit was the transactions which were executed between ATR and the Company and CPI during 2009, and which the plaintiffs claimed were not in the best interest of ATR, have caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a claim filed by ATR in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of interests in ATR (the “English Lawsuit”). In February 2011, Meinl Bank and others filed a request for arbitration in the International Court of Arbitration in Paris, against ATR, the Company and CPI. In this request Meinl Bank asked the court to order, among others, that ATR should withdraw the English Lawsuit and indemnify it in respect of all costs incurred or associated therewith.

In March 2011, Meinl Bank filed a lawsuit against the Company and the Chairman of its Board, Mr. Chaim Katzman, in the District Court of Tel-Aviv-Jaffa. The lawsuit sought declaratory relief, whereby the defendants were to be ordered to compensate Meinl Bank for any sum or remedy awarded against it in the English Lawsuit. The lawsuit also sought a pecuniary remedy, which was estimated for court fees purposes at NIS 3 million, with respect to Meinl Bank’s expenses in defending the English Lawsuit.

On June 19, 2011, the Company announced that a compromise agreement had been signed between all the parties involved in the lawsuits referred to above, including the chairman of the Company’s board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The compromise agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The compromise agreement also prescribes that ATR and Meinl Bank are to take steps to terminate certain business relationships that exist between them, including replacing Meinl Bank as the trustee for ATR’s debentures. Notwithstanding the settlement and dismissal, the Company can provide no assurance that the Company or ATR will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. However, an independent committee of the ATR board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of ATR in the derivative action and no benefit to ATR in pursuing the action.

On July 28, 2011, the prerequisites for the compromise agreement were met and the aforesaid agreement went into full effect. From the same date, the parties are taking action to withdraw all the legal proceedings still outstanding between them.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	As ATR noted in its financial reports as of December 31, 2011, there are criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes that ATR was the victim of the events under investigation and therefore a finding of liability with respect to ATR would be inappropriate. On this basis, ATR intends to actively contest the proceedings.

4.	As for the Company’s disputed income tax and VAT assessments, refer to Note 25k and 25l above.

NOTE 27:- EQUITY

a.	Composition

	December 31, 2011		December 31, 2010		January 1, 2010
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*)165,868,103	200,000,000	*)155,413,817	200,000,000	*)139,811,803

*)	Of which NIS 1,046,993 par value shares are held in treasury by the Company.

b.	Movement in issued and outstanding share capital

	2011	2010	2009
	Number of shares
Balance as of January 1	155,413,817	139,811,803	126,298,771
Exercise of share options	104,286	125,824	63,032
Issue of shares	10,350,000	15,476,190	13,450,000

Balance as of December 31	165,868,103	155,413,817	139,811,803

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On December 14, 2011 the Company submitted a final prospectus with the U.S. Securities and Exchange Commission (“SEC”), that was published in the U.S., for initial public offering in NYSE of 10,350,000 ordinary shares in consideration for U.S. $ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S. $ 81.6 million (NIS 313 million). The number of shares offered included the underwriters’ option to purchase additional 1,350,000 shares at the offering price that was exercised on December 16, 2011. The offering closed on December 19, 2011.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

As part of the offering, Norstar Group purchased 2.5 million ordinary shares of the Company, for a total consideration of U.S. $ 22.5 million (NIS 86 million).

e.	On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses). Norstar Group purchased as part of the offering 2 million shares in consideration of NIS 83 million.

f.	On October 19, 2009, the Company completed a private placement of 8.75 million shares and approximately 2.92 million warrants for proceeds of approximately NIS 293 million (NIS 33.5 per share and no additional consideration for the warrants) as follows: 1.5 million shares and 0.5 million warrants issued to the controlling shareholder in the Company, Norstar Holdings Inc., 5 million shares and approximately 1.67 million warrants issued to Psagot Provident Funds Ltd. (“Psagot”) and the remaining 2.25 million shares and 0.75 million warrants issued to related entities of Clal Insurance Company Ltd. (collectively, the “offerees”).

The warrants were non-listed and each warrant was exercisable into one ordinary share at an exercise price of NIS 39, linked to the Israeli CPI, on each day from the date of issuance through May 31, 2010. The fair value of each warrant based on the binomial model on the issuance date was NIS 2.79. The calculation of fair value assumed a share price of NIS 34.22, a weekly standard deviation of approximately 6.88%, an annual discount rate of 0% and a base interest rate of 4.2%. During 2010, all warrants expired.

g.	In June 2009, the Company completed a private placement of 4.7 million ordinary shares of NIS 1 par value each to Alony-Hetz Properties & Investments Ltd. (“Alony-Hetz”), representing approximately 3.62% of the outstanding share capital of the Company at that date (approximately 3.53% on a fully diluted basis). The proceeds of the issuance were NIS 108.1 million (NIS 23 per share). Concurrently with the issuance, a subsidiary of Alony-Hetz (the “seller”) and Gazit Canada (a wholly-owned subsidiary of the Company) entered into an agreement pursuant to which Gazit Canada purchased from the seller approximately C$ 33 million par value of FCR convertible debentures for total consideration of C$ 30.3 million (approximately NIS 103 million). As a result of the purchase, the Group recognized an early redemption gain of approximately C$ 3.9 (approximately C$ 2.0 of which was the Company’s share).

h.	Composition of other capital reserves:

	December 31,
	2011	2010	2009
	NIS in millions
Available-for-sale financial assets	(20)	16	13
Transactions with controlling shareholder	147	83	47
Transactions with non-controlling interests	53	112	—
Share-based payment	23	24	15
Revaluation reserve of cash flow hedges	(152)	(86)	(127)
Revaluation reserve of fixed assets	98	70	71
Revaluation reserve with respect of business combination achieved in stages	—	3	4

	149	222	23

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

i.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31,
	2011	2010	2009
	NIS in millions
Exchange differences on translation of foreign operations	1,135	(1,272)	1,021
Transfer to income statement with respect to disposed foreign operations	12	—	1

	1,147	(1,272)	1,022

Gain (loss) with respect to cash flow hedges	(196)	62	(52)
Transfer to income statement with respect to cash flow hedges	7	5	10
Tax effect	50	(18)	(9)

	(139)	49	(51)

Income (loss) with respect to available-for-sale financial assets	(35)	37	56
Transfer to income statement with respect to available-for-sale financial assets	(7)	(23)	(1)
Tax effect	3	(2)	(10)

	(39)	12	45

Revaluation gain (loss) on fixed assets	49	26	(12)
Tax effect	(21)	(9)	4

	28	17	(8)

Revaluation gain due to business combination achieved in stages	—	—	34
Tax effect	—	—	(12)

	—	—	22

Group’s share in net other comprehensive loss of associates	—	—	(8)

Total other comprehensive income (loss)	997	(1,194)	1,022

j.	Composition of non-controlling interests

	December 31,
	2011	2010	2009
	NIS in millions
Share in equity of subsidiaries *)	12,031	9,102	7,915
Share options, warrants and capital reserve from share-based payment in subsidiaries	165	106	106
Conversion option proceeds in subsidiaries	52	46	56

	12,248	9,254	8,077

*)	Including capital reserves and acquisition-date fair value adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

k.	Dividends

1.	During 2011, the Company declared dividends in the total amount of approximately NIS 241 (NIS 1.56 per share). Dividends paid during 2011 totaled approximately NIS 298 million (NIS 1.93 per share).

During 2010, the Company declared dividends in the total amount of approximately NIS 211 million (NIS 1.48 per share). Dividends paid during 2010 totaled approximately NIS 204 million (NIS 1.47 per share).

During 2009, the Company declared dividends in the total amount of approximately NIS 186 million (NIS 1.42 per share). Dividends paid during 2009 totaled approximately NIS 179 million (NIS 1.40 per share).

2.	On March 27, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), to be paid on April 23, 2012, to the shareholders of the Company on April 9, 2012.

l.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, meaning the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company’s management regularly monitors the optimal capital ratio that will provide adequate return for its shareholders at a risk which it defines as low. From time to time the Company’s Board authorizes a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2011, the Group raised a total of approximately NIS 1,033 million, in 2010—NIS 2,154 million and in 2009—NIS 1,038 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of proportionate consolidation and on a “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity, and also based on cash flow ratios.

NOTE 28:- SHARE-BASED COMPENSATION

a.

In March 2007, the Company’s Board approved an amendment of the share compensation plan (which was approved by the Company’s shareholders in March 2002) for the Company’s directors, who do not hold other positions in the Company, in a manner that from 2007, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120 thousand (based on the Black-Scholes model) or (b) 25 thousand share options. The exercise price of the share options is linked to the Israeli CPI and is not adjusted in the event that the Company pays a cash

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

dividend to its shareholders and the exercise period of the share options is from one to four years from granting date. According to the plan, the grantees were provided the choice between regular exercise or cashless exercise, meaning receiving such number of shares that reflects the implicit fair value of the benefit underlying the share options at the exercise date. The grants commencing in 2007, are in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative).

Following are details of the options issued in the reporting years under the share compensation plan above:

Grant date	Number of options allocated	Average exercise price (NIS)	Fair value (NIS) *)	Shares issued upon option exercise (in thousands)
2009	65,000	24.12	8.30	31
2010	43,400	38.57	10.79	33
2011	—	—	—	10

*)	The average fair value of each share option at grant date is measured using the binomial model.

Effective as of November 26, 2010, the Company announced that it has ceased compensating directors who hold no other position in the Company by way of share option grants.

b.	In July 2005, the Company adopted a compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. According to the employment contract with the deputy Chairman of the Company’s Board (refer to Note 38c(7)), on August 21, 2005, the Company granted the deputy Chairman of the Company’s Board 400 thousand share options exercisable into shares of the Company at an exercise price of NIS 29.65 per share, subject to adjustments. The fair value of each share option on the grant date based on the binomial model, was approximately NIS 5. As of the reporting date, the deputy Chairman of the Board had exercised all the share options.

c.	In March 2008, the Company’s Board approved the grant of 88,100 share options through a trustee for the benefit of five officers of the Company, including the deputy Chairman of the Company’s Board. Each of the above options is exercisable into one ordinary share of the Company at an exercise price of NIS 40 per share, linked to the Israeli CPI and subject to adjustments (bonus shares issue, rights issue and dividends distributions). The grantees also have the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting periods. The fair value of each share option on the grant date, based on the binomial model, is NIS 7.8. The options were granted according to the capital gain alternative with a trustee pursuant to section 102 of the Income Tax Ordinance.

d.

In March 2009, the Company’s Audit Committee and Board of Directors approved the grant of 106 thousand share options (in total) to seven officers of the Company, including the deputy chairman of the Company’s Board (the “grantees”). Each share option is exercisable into one ordinary share of the Company at an exercise price of NIS 17.02 (except for the deputy chairman of the Company’s Board—NIS 21.67), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal installments, starting one year from the date of grant of the options. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 8.96. The fair value was calculated using standard deviation of 31.9%-72.6%, risk free interest rate of 0.03%-1.08%

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

and share price of NIS 19.9. The options were granted according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance.

e.	In March 2009, the Company’s Audit Committee and Board of Directors approved the renewal of the employment contract with the deputy Chairman of the Company’s Board (the “grantee”) for an additional four-year period. As part of the renewal, the deputy Chairman was granted 400 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 21.67, linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantee was also provided the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 10.4. The fair value was calculated using standard deviation of 31.1%-73.4%, risk-free interest rate of 0%-1.33% and share price of NIS 21.7. The options were granted according to the capital gain alternative with a trustee. This grant was approved by the Company’s shareholders meeting.

f.	In November 2009, the Company’s Audit Committee and Board of Directors approved the employment agreement with the Company’s President, Mr. Aharon Soffer (the “grantee”), pursuant to which the Company granted him 760 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 35.67, linked to the Israeli CPI and subject to adjustments for bonus shares issue, rights issue and dividends distribution. The grantee was also provided with the choice of a cashless exercise. The options vest over four years in four equal installments, starting one year from the date of grant of the options. In certain cases, the grantee is entitled to acceleration of the vesting period. The fair value of each share option on the grant date based on the binomial model is NIS 13.3. The fair value was calculated using standard deviation of 42.5%-52.4%, risk-free interest rate of 0%—1.05% and share price of NIS 34.5. The options were granted according to the capital gain alternative with a trustee.

g.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2011		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	3,436,467	37.41	3,297,900	42.36
Share options granted	—	—	822,900	38.37
Share options forfeited	(17,600)	38.04	(7,500)	49.62
Share options exercised	(892,365)	45.10	(676,833)	33.13
Share options expired	(319,100)	50.31	—	—

Share options at end of year	2,207,402	35.33	3,436,467	37.41

Share options exercisable at end of year	1,024,092	35.22	1,197,233	44.31

h.	The expenses recognized in the income statement for the above share options in 2011, 2010 and 2009 amounted to NIS 7.2 million, NIS 13.2 million and NIS 4.2 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

i.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company, including its President, are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date.

The following table presents the movement in the number of units and their weighted average exercise price:

	2011		2010
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
		NIS		NIS
Units at beginning of year	383,000	38.46	307,500	40.10
Units granted	—	—	264,500	38.9
Units exercised	(28,767)	32.20	(135,000)	38.45
Units expired	(36,000)	50	(54,000)	50

Units at end of year	318,233	37.63	383,000	38.46

Units exercisable at end of year	126,575	36.66	83,767	41.03

The carrying amount of the liability relating to the aforementioned remuneration plan as of December 31, 2011 is NIS 2 million (2010—NIS 2 million), presented in non-current liabilities section.

Expenses (income) recognized in the income statement for the above cash remuneration in 2011, 2010 and 2009 amounted to NIS (0.8) million, NIS 2.1 million and NIS 0.8 million, respectively.

j.	On December 4, 2011 the Company’s board of directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject various tax consequences and tax regimes.

NOTE 29:- CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:- CHARGES (ASSETS PLEDGED) (Cont.)

The balances of the secured liabilities are as follows:

	December 31
	2011	2010
	NIS in millions
Short-term loans and credit	497	242
Non-current liabilities (including current maturities)	14,392	10,914
Debentures (including current maturities)	1,054	1,049
Negative pledge with regard to debentures (including current maturities)	28	237
Negative pledge with regard to convertible debentures (including current maturities)	10	15

	15,981	12,457

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by the Group and whose total value as of the reporting date is approximately NIS 1,089 million. ATR debentures amounting to NIS 385 million (proportionate share) are secured by charges recorded on ATR’s properties.

NOTE 30:- RENTAL INCOME

During the years 2009-2011, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, refer to Note 39.

NOTE 31:- REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONTRACTUAL WORKS PERFORMED

		Year ended December 31
		2011	2010	2009
		NIS in millions
a.	Revenues
	Revenues from sale of buildings and land	64	155	154
	Revenues from construction contracts	1,193	536	442

		1,257	691	596

b.	Cost of revenues by revenue sources
	Cost of sale of buildings and land	60	126	141
	Cost of revenues from construction contracts	1,139	496	413

		1,199	622	554

c.	Cost of revenues by expense components
	Land	21	36	39
	Materials	274	110	96
	Subcontractors	745	399	345
	Salaries and related expenses	78	35	28
	Others	76	39	43
	Depreciation	5	3	3

		1,199	622	554

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:- PROPERTY OPERATING EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS in millions
Salaries and related expenses	95	79	13
Property tax and other fees	603	537	470
Maintenance and repairs	427	392	334
Utilities	283	240	194
Insurance and security	117	105	89
Depreciation of rental properties *)	10	13	15
Others	205	185	254

	1,740	1,551	1,369

*)	In respect of fixed assets that do not qualify for investment property, mainly senior housing facilities.

NOTE 33:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2011	2010	2009
	NIS in millions
Salaries and management fees *)	505	406	379
Professional fees	129	103	63
Depreciation	26	22	21
Sales and marketing	9	8	7
Other (including office maintenance)	161	124	114

	830	663	584

*)	As for salaries and management fees to related parties, refer to Note 38.

NOTE 34:- OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain from decrease in holding interest, net	29	—	—
Capital gain on assets disposal, net	—	13	—
Management fees and other (including from related company)	*)—	*)—	2
Gain from bargain purchase (Notes 9f and 9g)	102	—	775
Others, net	29	—	—

	160	13	777

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:- OTHER INCOME AND EXPENSES (Cont.)

b.	Other expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Loss from decrease in holding interest, net	—	4	1
Capital loss on assets disposal	19	—	2
Impairment of goodwill	38	42	31
Impairment of other assets	5	2	7

	62	48	41

NOTE 35:- FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Finance expenses on debentures	1,018	943	796
Finance expenses on convertible debentures	69	60	40
Finance expenses on loans from financial institutions and others	1,067	958	1,080
Revaluation of options for debentures and shares	—	—	29
Revaluation of derivatives *)	190	—	—
Loss from early redemption of debentures	4	27	—
Exchange rate differences and other finance expenses	76	18	17
Other expenses capitalized to real estate under development	(122)	(137)	(169)

	2,302	1,869	1,793

*)	Primarily from swap transactions.

b.	Finance income:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Gain from investments in securities, net	11	50	92
Gain from exchange and redemption of ATR convertible debentures	—	—	1,055
Gain from early redemption of debentures and convertible debentures	—	—	102
Dividend income	8	13	19
Interest income from associate	2	—	167
Interest income	58	28	30
Revaluation of derivatives *)	—	425	86
Exchange rate differences	—	45	—
Revaluation of warrants	—	8	—

	79	569	1,551

*)	Primarily from swap transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:- FINANCE EXPENSES AND INCOME (Cont.)

c.	Decrease (increase) in value of financial investments

	Year ended December 31
	2011	2010	2009
	NIS in millions
Impairment of financial assets	16	18	3
Revaluation of conversion component, share options and commitment to acquire ATR shares to its fair value	—	—	(84)

	16	18	(81)

NOTE 36:- NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2011		2010		2009
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	154,456	626	141,150	790	129,677	1,101

Effect of dilutive potential ordinary shares	327	(45)	237	(1)	29	(2)

For the calculation of diluted net earnings per share	154,783	581	141,387	789	129,706	1,099

For details in respect of the outstanding warrants and stock options of the Company’s subsidiaries, refer to Note 9c(2), 9d(2), 9e(2), 9f(3) and 9g and for convertible debentures issued by subsidiaries, refer to Note 21.

NOTE 37:- FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management program focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance. The Group uses financial derivatives in order to hedge certain exposures to risks.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries and is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the US dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currencies. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and has issued debentures and convertible debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. The Group also has deposits and granted loans which are linked to changes in the CPI. For the sum of financial instruments linked to the CPI, with respect to which the Group is exposed to changes in the CPI—refer to section f. below.

3.	Interest rate risk

The Group’s interest rate risks are mainly derived from long-term bank loans, debentures and convertible debentures that bear variable interest rates and therefore expose the Group to interest rate risk in respect of cash flow due to interest payments for those financial liabilities. From time to time and according to market conditions, the Company and its investees enter into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to d. below). As of the reporting date, 69% of the Group’s long-term financial liabilities (excluding interest rate swaps) bear fixed interest (as of December 31, 2010—73%). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on security exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on security exchanges. The carrying amount of such investments as of December 31, 2011 is NIS 164 million (December 31, 2010—NIS 148 million). This exposure is not hedged.

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing and flexibility through the use of revolving lines of credit, bank loans and debentures. For additional details regarding the maturity dates of the Group’s financial liabilities, refer to e. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31. 2011		December 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in millions
Financial assets
Non-current deposits and loans	408	400	281	273

Financial liabilities
Debentures	17,100	18,029	15,633	16,822
Convertible debentures	*)1,201	1,320	*)798	859
Interest-bearing loans from financial institutions and others	22,130	23,343	16,624	17,417

	40,431	42,692	33,055	35,098

Total financial liabilities, net	(40,023)	(42,292)	(32,774)	(34,825)

*)	Excluding the conversion component which is presented in non-controlling interests, in the total of approximately NIS 52 million (2010—approximately NIS 46 million).

The carrying amount of cash and cash equivalents, short-term deposits, trade receivables, other accounts receivable, short-term loans granted, credit from banks and others, trade payables and other accounts payable approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate which Company management estimates reflects the risk implicit in the financial instrument on balance sheet date. For the purpose of such estimation, the Company uses, among others, interest quotations provided by financial institutions.

c.	Classification of financial instruments by fair value hierarchy

Financial instruments measured at fair value in the financial statements are classified, by classes having similar characteristics, to the following fair value hierarchy, determined in accordance with the source of data used in determination of their fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.
Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.
Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Note	December 31, 2011
		Level 1	Level 2	Level 3
		NIS in millions
Financial assets measured at fair value
Financial assets at fair value through profit or loss:
Shares	4b	65	—	—
Debentures	4b	8	—	—
Participation certificates in trust funds	4b	24	—	—
Hedging financial derivatives	37d	—	1,021	—

Available-for-sale financial assets:
Shares	11	61	—	—
Debentures	11	6	—	—
Participation certificates in equity funds	11	—	—	314

		164	1,021	314

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	378	—
Non-hedging financial derivatives	19	77	—	—
Liabilities due to put options to non-controlling interests		—	—	89

		77	378	89

In 2011, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following tables present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount— NIS in millions		Interest receivable	Interest payable	Remaining average effective duration	Fair value, NIS in millions
		31.12.11	31.12.10				31.12.11	31.12.10

Cross currency swaps
	Euro-NIS	661	661	CPI linked, 4.40%-5.10%	Fixed, 5.10%-5.41%	5.7	160	185
		270	280	CPI linked, 4.95%-5.59%	Variable E+1.35%-1.85%	5.8	140	141
		440	550	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.8	66	104

	U.S.$-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	3.5	19	22
		475	475	CPI linked, 4.75%	Variable, L+1.16%-1.17%	6.8	275	262
		320	400	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.8	21	55
		150	150	Telbor + 0.7%	Fixed 3.53%	5.3	12	30

	C$-NIS	384	395	CPI linked, 4.60%-4.95%	Fixed, 5.51%-6.07%	6.0	96	121
		335	350	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.6	155	154
		160	200	nominal, 6.4%	Variable, L + 1.08%	2.8	11	21
		152	190	nominal, 6.0%	Fixed, 2.95%-3.15%	2.8	20	35
		100	100	Telbor + 0.7%	Fixed 3.37%	5.3	7	18
		250	250	Telbor + 0.7%	Variable, L + 1.04%	5.3	30	39

	Swedish Krona-Euro	—	190	Euribor	3.56%-4.0%	—	—	(8)
Interest rate swaps fixed/variable
	U.S.$	191	177	Variable	Fixed	3.2	(9)	(3)
	C$	37	36	Variable	Fixed	6.4	(6)	(3)
		€3,445	2,698	Variable	Fixed	5.7	(224)	(135)
		€—	711	Variable	Fixed	—	—	(9)
	Swedish Krona	2,414	1,718	Variable	Fixed	4.8	(122)	7

Forward contracts

	Different currencies	1,326	1,367			Less than one year	2	(3)

Call options

	U.S.$—NIS	500	—			1.5	5	—

	Canadian Government bonds	280	—			0.1	(15)	—

							643	1,033

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

Financial derivatives are presented in the balance sheet within the following categories:

	December 31
	2011	2010
	NIS in millions
Current assets	84	111
Non-current assets	937	1,087
Current liabilities	(25)	(37)
Non-current liabilities	(353)	(128)

	643	1,033

e.	Liquidity risk

The table below presents the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others	506	—	—	—	506
Trade payables	851	—	—	—	851
Other accounts payable	1,272	—	—	—	1,272
Debentures	2,406	5,194	4,592	9,959	22,153
Convertible debentures	89	494	126	1,218	1,927
Interest-bearing loans from financial institutions and others	3,708	10,388	7,689	4,494	26,279
Hedging financial derivatives, net	10	14	(78)	(544)	(598)
Other financial liabilities	540	137	209	568	1,454

	9,382	16,229	12,538	15,695	53,844

December 31, 2010

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others	250	—	—	—	250
Trade payables	515	—	—	—	515
Other accounts payable	903	—	—	—	903
Debentures	2,155	3,629	5,257	9,352	20,393
Convertible debentures	57	237	99	730	1,123
Interest-bearing loans from financial institutions and others	2,602	6,555	6,923	3,608	19,688
Hedging financial derivatives, net	(10)	(132)	(158)	(656)	(956)
Other financial liabilities	364	106	77	301	848

	6,836	10,395	12,198	13,335	42,764

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

f.	Linkage terms of monetary balances

	December 31, 2011
	Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS— non-linked	Other	Total
Assets:	NIS in millions
Cash and cash equivalents	159	217	136	781	527	141	1,961
Short-term investments and loans	—	467	188	33	116	3	807
Trade and other accounts receivable	1	106	72	90	548	139	956
Long-term investments and loans *)	79	244	64	17	3	—	455

	239	1,034	460	921	1,194	331	4,179

*) Excluding financial instruments at fair value.
Liabilities:
Short-term credit from banks and others	74	14	35	279	95	—	497
Trade payables and other accounts payable	262	229	476	290	690	115	2,062
Liabilities attributable to assets held for sale	—	103	—	—	—	—	103
Debentures *)	6,765	2,884	4,639	509	2,055	248	17,100
Convertible debentures	10	—	1,056	135	—	—	1,201
Interest-bearing loans from financial institutions and others	840	5,238	6,676	6,076	5	3,308	22,143
Other financial liabilities	3	54	104	59	—	73	293
Employee benefit liabilities, net	—	2	—	—	6	—	8

	7,954	8,524	12,986	7,348	2,851	3,744	43,407

*)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.

g.	Sensitivity analysis of market risks

	Sensitivity analysis to changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
2011	(15)	(22)	(37)	(2)
2010	(9)	(10)	(35)	(2)

Impact on pre-tax income (loss) for the year of a 10% increase in exchange rates	Sensitivity analysis to changes in exchange rates
	U.S.$	C$	€	Others
	NIS in millions
2011	13	—	—	(1)
2010	9	—	—	27

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis to changes in price of marketable securities on the stock exchange
	+20%	+10%	-10%	-20%
	NIS in millions
Effect on equity before tax *)
Investment in marketable securities classified as available-for-sale financial instruments:
2011 (fair value—NIS 67 million)	13	7	(7)	(13)
2010 (fair value—NIS 90 million)	18	9	(9)	(18)
Effect on pre-tax income (loss)
Investment in marketable securities designated at fair value through profit or loss:
2011 (fair value—NIS 97 million)	19	10	(10)	(19)
2010 (fair value—NIS 58 million)	12	6	(6)	(12)

*)	If any impairment is classified as other than temporary, the loss is recognized in the income statement.

	Sensitivity analysis to changes in Consumer Price Index
	+2%	+1%	-1%	-2%
	NIS in millions
Effect on pre-tax income (loss)
2011	(153)	(76)	76	153
2010	(131)	(66)	66	131

	Sensitivity analysis for derivatives— changes in Consumer Price Index
	+2%	+1%	-1%	-2%
	NIS in millions
Effect on pre-tax income (loss)
2011	61	30	(30)	(61)
2010	57	28	(28)	(57)

	Sensitivity analysis for derivatives— changes in exchange rates
	+10%	+5%	-5%	-10%
	NIS in millions
Effect on pre-tax income (loss)
2011
Change in exchange rate of €	(161)	(80)	80	160
Change in exchange rate of U.S.$	(95)	(47)	47	94
Change in exchange rate of C$	(152)	(75)	75	151
2010
Change in exchange rate of €	(145)	(72)	72	145
Change in exchange rate of U.S.$	(90)	(45)	45	90
Change in exchange rate of C$	(133)	(66)	66	132

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for derivatives— changes in interest rates
	+10%	+5%	-5%	-10%
	NIS in millions
Effect on pre-tax income (loss)
2011
Change in interest on €	14	7	(7)	(15)
Change in interest on U.S.$	3	1	(1)	(3)
Change in interest on C$	28	14	(14)	(28)
Change in nominal interest on NIS	(10)	(5)	5	10
Change in real interest on NIS	(28)	(14)	14	29
2010
Change in interest on €	21	11	(11)	(22)
Change in interest on U.S.$	4	2	(2)	(4)
Change in interest on C$	10	5	(5)	(11)
Change in nominal interest on NIS	(15)	(8)	8	16
Change in real interest on NIS	(33)	(16)	17	33

	Sensitivity analysis for derivatives— changes in interest rates
	+10%	+5%	-5%	-10%
	NIS in millions
Effect on pre-tax equity (accounting hedge)
2011
Change in interest on €	21	11	(11)	(22)
Change in interest on C$	5	2	(2)	(5)
2010
Change in interest on €	19	10	(10)	(19)
Change in interest on U.S.$	1	1	(1)	(1)

Sensitivity analysis and main assumptions

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity analysis presents the gain or loss or change in equity (before tax) in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The examination of risk factors and the financial assets and liabilities were determined based on the materiality of the exposure in relation to each risk assuming that all the other variables remain constant. The sensitivity analysis refers to a potential increase in the relevant variables at rates that the Company deemed appropriate, as the case may be. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. In addition:

1.	The sensitivity analysis for changes in interest rates was performed on long-term liabilities with variable interest.

2.

According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

assumed. Accordingly, exposure to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income and expenses

	Year ended December 31
	2011	2010	2009
	NIS in millions
Finance income on a loan to related party (1)	0.01	0.1	0.1

Management fees from the parent company (2)	0.2	0.2	0.2

Interest income from jointly controlled entity	—	5	167

Management fees from jointly controlled entity (3)	2	2	1

(1)	During 2011, the loan was repaid, see c(4)d below.
(2)	See section e below.
(3)	For consulting provided to ATR (amounts represent 100% of the income).

b.	Other expenses and payments

	Year ended December 31
	2011		2010		2009
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees (1)	5	1.6	5	1.4	5	0.9

Salaries and related expenses, see (2) and (3) below	4	28.4	4	34.3	5	47.8

(1)	Includes issuance of share options to directors, refer to Note 28a.
(2)	As for the employment terms (including securities based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details below.
(3)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In 2010, the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 58.8 million and NIS 23.5 million, respectively, and in 2009 they waived amounts of NIS 47.4 million and NIS 19.0 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

The waiver of bonus by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section c(1)a below, was recognized as a contribution directly to equity under capital reserves. The amounts in the table above exclude the salary waived by the Chairman of the Board.

c.	Employment agreements

1.	Details regarding the remuneration of Mr. Katzman by a wholly-owned subsidiary of the Company

a)	Until November 15, 2011, Mr. Katzman and a wholly-owned subsidiary of the Company were engaged in employment agreement that was approved by the Company’s shareholders in February 2000 (and amended by the approval of the Company’s shareholders in meetings in September 2001 and October 2004). Pursuant to the agreement, the annual (base) salary of Mr. Katzman for 2011 was U.S. $ 212.5 thousand including incidental costs. This salary was updated annually at the greater of the rate of the increase in the Consumer Price Index in the U.S. or 6%. In addition, Mr. Katzman was entitled to a bonus at the rate of 5% of the Company’s annual net income (before income taxes) (the “Annual Bonus”) subject to the adjustment described in section 1(c) below. The employment agreement was automatically renewable for two-year periods whereas the last term ended in September 2011. It was also agreed that Mr. Katzman will not be entitled to further compensation from the Company and its subsidiaries, other than his employment agreement with EQY and compensation that Mr. Katzman is entitled to receive from FCR.

On November 15, 2011, the employment agreement between the Company and Mr. Katzman expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval—once every three years—of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he is waiving his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Katzman, in light of the considerable importance it ascribes to his continued employment with the Company.

b)	As for irrevocable definite waiver of bonuses to which Mr. Katzman was entitled to with respect to 2009-2011, refer to section b(3) above.

c)	On March 28, 2008, Mr. Katzman notified the Company in writing (the “Notice of Conditional Waiver”) stating that in the computation of the Company’s income or loss in a

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

particular year (beginning in 2007) for the computation of the Annual Bonus, the income or loss (before income taxes) which arises directly from the increase or decrease in the value of real estate properties classified in the Company’s accounts as investment property less related expenses which derive directly from the increase or decrease, referred to above, will not be taken into account (the annual bonus after the above adjustment is referred to as the “Current Annual Bonus”). If properties classified as investment property are sold or transferred during the year, the Company will pay Mr. Katzman (in addition to the Current Annual Bonus) an additional amount (the “Additional Payment”) for that year at the time of payment of the bonus, which will be calculated at the rate of 5% of the pre-tax gain of the Company from the sale or transfer of properties, as above.

At the date of expiry of the employment agreement with Mr. Katzman, there were no amounts payable to Mr. Katzman with respect to the conditional waiver, due to the definite waivers that Mr. Katzman had submitted to the Company as abovementioned.

2.	Details regarding the remuneration of Mr. Katzman by EQY

a)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party announces otherwise at least 90 days prior to the renewal date. The said agreement replaced the former agreement between the parties from 2006 (the “2006 agreement”). According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position which is similar to the provisions of the 2006 Agreement. The agreement also set forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled upon termination.

b)	Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S. $ 16.72. These shares will vest over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement. According to the agreement, the vesting period of 75,000 restricted shares that were allocated to Mr. Katzman pursuant to the 2006 agreement, was updated so that 43,750 restricted shares vested in August 2010 and 31,250 restricted shares vest in monthly installments from February 2011 to December 2014 (instead of vesting in December 31, 2010 in one installment).

3.	Details regarding the remuneration of Mr. Katzman by FCR, ATR and CTY

a)	Mr. Katzman entered into an agreement with FCR, effective October 2001 and which was amended in September 2007, pursuant to which beginning October 2001, as long as he serves as the chairman of FCR’s Board, he is entitled to an annual remuneration, beginning 2007 (after the above amendment) of C$ 500 thousand plus annual issuances of 28.8 thousand restricted units. The agreement with FCR also provides for payments in case of termination of the contract due to change in control in FCR.

b)	Details regarding remuneration in the form of FCR securities: (i) in March 2009, 18 thousand restricted units convertible into 21.6 thousand FCR shares were issued to Mr. Katzman for no

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

consideration based on the price of C$ 9.56 per unit at the issuance date, of which Mr. Katzman waived 4,500 units (ii) 11 thousand restricted units convertible into 17.6 thousand FCR shares were issued to Mr. Katzman in March 2010 for no consideration based on the average price of C$ 13.79 per unit at the issuance date. (iii) in March 2011, 32.5 thousand restricted units convertible into 32.5 thousand FCR shares were issued to Mr. Katzman for no consideration based on the average price of C$ 15.82 per unit at the issuance date.

As for all the above restricted units in sub-sections (i) and (iii), the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

c)	In August 2010, in addition to the agreement signed between the parties in March 2009, Mr. Katzman entered into an agreement with a company wholly-owned by ATR. According to the agreement, the monthly fee for the consultation services to which Mr. Katzman is entitled is € 45,833 (until August 2011—€ 41,667). The amount of expenses for which Mr. Katzman is entitled to receive reimbursement from ATR was increased effective as of August 1, 2010. The fees to which Mr. Katzman was entitled for the said consultation services were fully transferred to the Company until November 2011 and, from that date, the consideration is transferred to Mr. Katzman (amounted to € 72.9 thousand by the end of 2011).

d)	In May 2010, Mr. Katzman was appointed as CTY’s Chairman of the Board. As such, Mr. Katzman is entitled to an annual directors’ remuneration of € 160 thousand and € 700 per board meeting. For 2011, Mr. Katzman’s remuneration totalled € 170.4 thousand. The fees to which Mr. Katzman was entitled, until November 2011 were fully deducted from the compensation Mr. Katzman was entitled to receive from a wholly-owned subsidiary of the Company and, from that date, the consideration is transferred to Mr. Katzman (amounted to € 21.3 thousand by the end of 2011).

4.	Details regarding the remuneration of Mr. Segal by a wholly-owned subsidiary of the Company:

a)	Mr. Segal serves as the Executive Vice Chairman of the Company’s Board. Mr. Segal and a wholly-owned subsidiary of the Company were engaged in employment agreement, which was approved by the annual shareholders meeting in October 2004 and which amendment was approved in the shareholders annual meeting in February 2008, for a seven-year period which ended on November 15, 2011 after Mr. Segal agreed to defer the date of the expiry notice from the Company. According to the employment agreement, Mr. Segal’s salary was updated annually at the greater of (a) 50% of the salary linked to the increase in the consumer price index that is published in Canada and 50% linked to the increase in the consumer price index published in the U.S. and (b) 6%. The annual cost of Mr. Segal’s (base) salary totaled in 2011 U.S. $ 190.3 thousand and C$ 55 thousand. In addition, Mr. Segal was entitled to a bonus at the rate of 2% of the Company’s annual net income (before income taxes) subject to the adjustment provided in section c below.

On November 15, 2011, the employment agreement with Mr. Segal expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he is waiving his right to the aforesaid payment in full.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors. The Company intends to take steps to formulate new employment and compensation arrangements with Mr. Segal in light of the considerable importance it ascribes to his continued employment with the Company.

b)	As for irrevocable definite waiver of bonuses to which Mr. Segal was entitled with respect to 2009-2011, refer to section b(3) above.

c)	On March 28, 2008, Mr. Segal notified the Company in writing of a conditional waiver whose terms are identical to the terms of Mr. Katzman’s notice as described in c(1)c above. At the date of expiry of the employment agreement with Mr. Segal, there were no amounts payable to Mr. Segal with respect to the conditional waiver, due to the definite waivers Mr. Segal had submitted to the Company, as abovementioned.

d)	In October 2004, the Company granted Mr. Segal a loan of approximately C$ 1.45 million (approximately NIS 5 million when granted). The loan, which was approved by the Company’s shareholders in October 2004, carried annual interest at the rate of 3% and the principal amount was repayable after five years from the date the loan was granted, though Mr. Segal was entitled to inform the Company of his intention to defer and divide the repayment of the principal such that one-third of the principal amount is payable at the end of these five years, another third is payable with one year later and the last third with the elapse of one more year.

As of December 31, 2011, the loan was fully repaid by Mr. Segal.

5.	Details regarding the remuneration of Mr. Segal by FCR:

a)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which beginning in October 2001, he is entitled to an annual compensation of C$ 650 thousand, which, as of 2011 totaled C$ 739 thousand including incidental benefits. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2011, Mr. Segal is eligible to receive a bonus from FCR of C$ 351 thousand (the annual bonus is in part calculated on the basis of predefined parameters and targets set by FCR) subject to the approval of FCR’s applicable organs. The employment agreement with Mr. Segal also provides for the various payments to which Mr. Segal would be entitled upon the termination of the contract, such amounts varying depending on the circumstances of termination, up to maximum ratio of 2.99 times the total annual compensation and all of Mr. Segal’s share based compensation assets at that time being fully vested.

b)

Details regarding remuneration in the form of FCR securities: (i) in March 2009, 108.7 thousand share options convertible into 174 thousand FCR shares at an exercise price of C$ 9.81 per share were granted to Mr. Segal, which are exercisable through March 2019. The share options vest in three equal installments. The fair value of each share option at the grant date based on the binomial model was C$ 1.09; (ii) in March 2010, 77.6 thousand share options convertible into 124 thousand FCR shares at an exercise price of C$ 13.91 per share were granted to Mr. Segal, which are exercisable through March 2020. The share options vest in three equal installments. The fair value of each share options at the grant date based on the

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

binomial model was C$ 2.14; (iii) in March 2011, 180 thousand share options were granted to Mr. Segal, exercisable into 180 thousand FCR shares through March 2021, at an exercise price of 15.7 per share. The share options vest over five years; (iv) in 2009, 25 thousand restricted units convertible into 40 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 9.56 per share at the grant date; (v) in 2010, 28.1 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 13.79 per share at the grant date. (vi) in 2011, 45 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 15.82 per share at the grant date.

As for all the restricted units mentioned in sections (iv) to (vi) above, the vesting period (at the end of which they may be converted) is on December 15 of the third calendar year after the grant date, and FCR is entitled to redeem the restricted units in cash, based on the market price of FCR’s shares at the end of the period. The restricted units accrue dividends (by receiving additional restricted units), however they do not confer voting rights.

6.	Details regarding directors’ remuneration to which Mr. Segal is entitled from EQY, CTY and GAA

a)	Mr. Dori Segal receives for his services on EQY’s Board restricted shares each year (for 2011—3,300 shares at average price per share at the grant date of U.S. $ 18.33—U.S. $ 18.42), under a general compensation plan for the directors of EQY, according to which a director that is not an EQY employee is entitled to receive restricted shares upon appointment and in each year. For 2011, Mr. Segal also received directors’ fees of U.S. $ 79 thousand in cash.

b)	For his service on CTY’s Board, in 2011 Mr. Segal received fees of € 46 thousand.

c)	Under the service of Mr. Dori Segal as the Chairman of the Board of Directors of GAA, in June 2010, GAA granted Mr. Segal 180,000 share options convertible into GAA shares at an exercise price of C$ 7 per share. The share options will vest in 3 equal installments over 3 years as from the date of their grant. Based on the Binomial Model, the fair value of each of the share options is C$ 2.85 on the grant date. Mr. Segal is also entitled to convert his cash director fees (C$ 25 thousand and C$ 1,000 per board meeting) into Deferred Share Units (DSU). In 2011, Mr. Segal was entitled to C$ 38 thousand into cash, which was converted to 6,962 DSUs.

7.	Mr. Arie Mientkavich

According to an agreement which was approved by the Company’s shareholders in June 2005, as extended in May 2009, Mr. Mientkavich is employed as the Deputy Chairman of the Board for a four-year period which ends on April 30, 2013, at 50% of a full time position and for the monthly payment (gross) of NIS 78.4 thousand, linked to the CPI (as of December 31, 2011), plus associated benefits. According to the employment agreement, in August 2005, the Company granted, through a trustee, 400 thousand share options to Mr. Mientkavich, see Note 28b.

In August 2008, the Company’s shareholders meeting approved the grant of 19,000 share options to Mr. Mientkavich, see Note 28c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In May 2009, the Company’s shareholders’ meeting approved a cash bonus amounting to NIS 227.5 thousand, and the grant of 16 thousand share options to Mr. Mientkavich, see Note 28d.

In May 2009, in conjunction with renewal of his employment agreement, the Company’s shareholders meeting approved the grant of 400 thousand share options to a trustee on behalf of Mr. Mientkavich, see Note 28e.

Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Mientkavich with respect to 2011 amounting to NIS 500 thousand, which is subject to approval of the Company’s shareholders’ meeting.

8.	Mr. Aharon Soffer

Mr. Soffer’s terms of employment as the Company’s President, pursuant to the employment agreement from December 2009, include a monthly salary of NIS 131.7 thousand (as of December 31, 2011), linked to the CPI, plus associated customary benefits, company car, and annual bonus equal to up to 100% of his annual salary, of which 70% is payable subject to achievement of annual targets set by the Company’s Board of Directors, and the remaining 30% is payable subject to the sole discretion of the Board of Directors. The term of the employment agreement was set for four years, starting on November 1, 2009. In addition, Mr. Soffer was granted 760 thousand share options, refer to Note 28f.

In case of termination of his employment by the Company other than for cause (as defined in the employment agreement), Mr. Soffer will be entitled to a lump sum payment equal to six monthly salaries, including benefits, an additional 12 months of payments of his monthly salary, a pro-rata portion of the annual bonus to which he is entitled pursuant to his employment agreement, and accelerated vesting of share options granted to him as set forth above.

With respect to share-based payment settled in cash (see Note 28i) and following an exercise notice given by Mr. Soffer for 23,766 units, he was paid in 2011 NIS 352 thousand (in 2010 Mr. Soffer was paid NIS 211 thousand for units’ exercise). At the reporting date, 22,734 units are outstanding.

In 2001, an Israeli bank granted to Mr. Soffer loans, guaranteed by the Company, for purchase of Company shares pursuant to Company remuneration plans, which as of December 31, 2010 amounted to NIS 1.7 million. These loans carried interest at 2% per annum, and were linked to the Israeli CPI. In December 2011, Mr. Soffer fully repaid the loans.

On June 16, 2010, GAA granted to Mr. Soffer, as GAA’s Deputy Chairman of the Board of Directors, 120,000 share options exercisable into GAA shares at an exercise price of C$ 7 per share. The share options will vest in 3 equal installments over 3 years as from the grant date. Based on the Binomial Model, the fair value of each of the share options is C$ 2.85 on the grant date. If and when Mr. Soffer decides to exercise the aforementioned share options, the difference between the price of the GAA share during the exercise on the Stock Exchange and the aforementioned exercise price will be deducted from the compensation to which Mr. Soffer is entitled according to his employment agreement with the Company.

Until February 2010, Mr. Soffer served as the temporary CEO of GAA. In respect of the aforesaid term of service, in 2010 Mr. Soffer was entitled to an amount of C$ 18.5 thousand. In addition, within the framework of his service as a director at GAA, Mr. Soffer is entitled to convert his cash director fees (annual amount of C$ 25 thousand and C$ 1,000 per meeting) into Deferred Share

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

Units (DSU). In respect of 2011, Mr. Soffer was entitled to C$ 34 thousand, which was converted into 6,181 DSUs. Such amounts are transferred to the Company or are offset against the compensation to which Mr. Soffer is entitled according to his employment agreement with the Company.

For his services as a director in ATR, M. Soffer is entitled to director fees in amount of € 21 thousand for 2011. Such fees are fully transferred to the Company.

Subsequent to the reporting date, the Company’s Audit Committee and Board of Directors approved an annual bonus to Mr. Soffer with respect to 2011, amounting to NIS 1.5 million.

d.	Directors’ liability insurance and remuneration

On December 2, 2011 and on December 4, 2011 the Company’s Audit Committee and its Board of Directors, respectively, approved the following:

1.	Expansion of the Company’s insurance coverage for directors and officers liability—from U.S. $ 60 million (per event and on an annual accumulated basis) to U.S. $ 100 million (per event and on an annual accumulated basis), as long as the annual premium amount does not exceed U.S. $ 400 thousand. The said insurance coverage expansion was also approved as effective for Mr. Katzman in a manner identical to the coverage offered to other directors and officers of the Company. In addition, it was determined that the insurance with respect to directors and the officers of the Company will be renewable from time to time, subject to the approval of the Audit Committee and the Board of Directors, provided that the following terms are met: (a) the liability insurance does not exceed the approved coverage limit; (b) the annual premium is not to increase by more than 10%; and (c) the latest renewal of the policy pursuant to such determination will be for an insurance period which will terminate no later than 5 years after the date of the approval of the general meeting that took place on January 12, 2012 and which approved the determinations set forth above. In addition, a purchase of a Public Offering of Securities Insurance (POSI) policy was approved for the Company’s directors and officers (including Mr. Katzman), with respect to the publishing of a prospectus and the offering of securities in the U.S., up to a 7 year period and with a coverage of up to U.S. $ 100 million (per event and on an accumulated basis for the insurance period), for a one-time premium not to exceed U.S. $ 600 thousand.

2.	Changing the annual remuneration amounts and the participation remuneration paid to directors in the Company, including external directors but excluding directors who fill an additional position in the Company, whom are, as of the reporting date, Mr. Katzman, Mr. Mientkavich and Mr. Segal, in a manner that a relative remuneration will be paid pursuant to the Companies’ Regulations (Rules regarding Remuneration and Expenses to an External Director), 2000 (“Remuneration Regulations”), as follows: U.S. $ 42,000 annual remuneration for a director that does not meet the expertise criteria of an external director and U.S. $ 56,000 annual remuneration for a director that meets the expertise criteria of an external director; U.S. $ 1,100 participation remuneration for a director that does not meet the expertise criteria of an external director and U.S. $ 1,480 participation remuneration for a director that meets the expertise criteria of an external director. Such participation amounts are equal to the participation remuneration before the above change, are CPI adjusted and will not be less than the minimum amount set forth in the Remuneration Regulations for a company with a similar rating to that of the Company. On January 12, 2012 the remuneration change was approved by the general shareholders’ meeting of the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

e.	Entering into an agreement with Norstar

On December 2, 2011 and on December 4, 2011, the Company’s Audit Committee and its Board of Directors, respectively, approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar paid the Company U.S. $ 4,000 per month plus VAT with respect to various management services, including secretarial services, treasury services, computer services and other overheads. The Gazit-Norstar Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal. The monthly management fee will amount to NIS 105 thousand plus VAT and will be linked to the consumer price index. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in a real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s offering of its shares on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

On January 26, 2012, the Gazit-Norstar Agreement was approved by the general meeting of the Company’s shareholders.

f.	Balances with related parties

	December 31
	2011	2010
	NIS in millions
Investments and loans to associates (Note 9a)	78	47

Loan to related party (Note 10)	—	2

Loans to associates (Note 10)	48	50

Due to related parties (Note 19 and 38c)	—	40

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: senior housing facilities in the U.S. (RSC), medical office buildings sector in North America (ProMed), shopping centers in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in US (1)	Shopping centers in Canada (2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	Corporate and Adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,045	1,906	1,081	364	1,258	620	222	6,496

Segment results:
Gross profit (4)	449	1,231	720	234	58	408	457	3,557
Depreciation and amortization (4)	301	10	5	2	7	16	(261)	80
Share of losses of associates	17	—	1	—	38	—	(16)	40
Operating income (5)	335	1,141	584	216	66	334	1,992	4,668

Segment assets:
Operating assets (6)	10,970	22,650	12,695	4,353	1,766	7,795	6,337	66,566
Investments in associates	192	—	3	—	117	—	(146)	166

Total assets	11,162	22,650	12,698	4,353	1,883	7,795	6,191	66,732

Investments in non-current assets	2,475	1,868	1,077	738	11	1,397	—	7,566

Segment liabilities (7)	203	384	258	182	309	116	45,896	47,348

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2010

	Shopping centers in US (1)	Shopping centers in Canada (2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	Corporate and Adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,065	1,733	971	320	692	506	—	5,287

Segment results:
Gross profit (4)	519	1,124	631	200	70	314	256	3,114
Depreciation and amortization (4)	254	7	4	2	5	19	(211)	80
Share of losses of associates	*) —	—	—	—	*) —	—	2	2
Operating income (5)	321	1,046	530	141	25	260	1,112	3,435
Segment assets:
Operating assets (6)	8,082	17,277	11,337	3,425	665	6,153	5,544	52,483
Investments in associates	60	—	—	—	28	—	(21)	67

Total assets	8,142	17,277	11,337	3,425	693	6,153	5,523	52,550

Investments in non-current assets	627	1,756	672	89	4	585	—	3,733

Segment liabilities (7)	119	341	165	125	309	135	36,187	37,381

*)	Represents an amount of less than NIS 1 million.

Year ended December 31, 2009

	Shopping centers in US (1)	Shopping centers in Canada (2)	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (9)	Initiation and performance of contract works	Other segments	A Corporate and adjustments for consolidated (3)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,067	1,499	1,019	—	598	493	4	4,680

Segment results:
Gross profit (4)	516	960	686	—	44	299	252	2,757
Depreciation and amortization (4)	248	8	4	—	9	20	(214)	75
Share of losses of associates	*) —	—	—	(259)	(3)	—	(6)	(268)
Operating income (loss) (5)	475	855	585	(259)	*) —	242	(1,179)	719

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues:

	Year ended December 31
	2011	2010	2009
	NIS in millions
U.S.	1,300	1,302	1,312
Canada	1,962	1,748	1,508
Northern and Western Europe	1,161	1,048	1,103
Central-Eastern Europe	418	400	46
Israel	1,354	751	674
Other	79	38	33
Reconciliations (3)	222	—	4

Total	6,496	5,287	4,680

Location of non-current operating assets (8)

	December 31
	2011	2010	2009
	NIS in millions
U.S.	13,187	9,755	10,310
Canada	22,793	17,309	15,140
Northern and Western Europe	13,442	12,166	12,735
Central-Eastern Europe	4,735	3,521	3,913
Israel	2,609	2,429	2,100
Other	525	534	331
Reconciliations	1,358	1,866	1,371

Total	58,649	47,580	45,900

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	The relevant data for the analysis and allocation of resources to the shopping centers in Canada until 2010 was based on financial statements which have been prepared in accordance with accounting principles in Canada. Commencing January 1, 2011 FCR reports in Canada according to IFRS, thus from the same date the information under segment of “shopping centers in Canada” is presented according to IFRS. For comparative purposes, the segment’s information presented above for 2010 and 2009 was retroactively adjusted, with the only impact being on the segments note.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY is joint ventures and other IFRS adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

4.	The reconciliations to the consolidated in the item gross profit include the effect of the reconciliations to revenues, as above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, gain (loss) from revaluation of investment property not included in segment reporting, amounting to NIS 1,803 million, NIS 1,017 million and NIS (1,922) for 2011, 2010 and 2009, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 203 million, NIS 161 million and NIS 146 million and unallocated net other income (expense) of approximately NIS (48) million, NIS 4 million and NIS 640 million (including gain from bargain purchase), for 2011, 2010 and 2009, respectively. Depreciation and amortization for 2010 and 2009 were reclassified.

6.	Includes current operating assets, investment property, property under development and fixed assets. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY.

7.	Includes operating liabilities such as trade, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

8.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

9.	With respect to 2009, the operating loss in the segment “Shopping centers in Central-Eastern Europe” is presented under “Group’s share of losses of associates”, since ATR, which was initially proportionately consolidated starting at the end of 2009 was previously accounted for as an associate.

NOTE 40:- EVENTS AFTER THE REPORTING DATE

a.	On February 15, 2012 FCR redeemed the remaining C$ 19.3 million par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according to FCR’s right to redeem these debentures for shares, pursuant to a conversion price of 97% of the weighted average of FCR’s share price during the 20 trade days ending on February 8, 2012.

b.	On January 12, 2012 Dori Group completed an issuance of 20.2 million ordinary shares, by way of rights offering pursuant to a shelf offering report from December 25, 2011, for immediate gross consideration of NIS 27.3 million. As part of the offering, Gazit Development acquired 15.0 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased to 73.9%.

c.	On January 22, 2012 the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for immediate consideration of NIS 226 million (NIS 1.22 for each NIS 1.00 par value of debentures (Series D) and 0.122 call options for no additional consideration).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:- EVENTS AFTER THE REPORTING DATE (Cont.)

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

d.	On January 30, 2012 Dori Group completed a public offering of NIS 62 million par value of debentures (series F), by way of series expansion according to a shelf prospectus, in consideration for NIS 71 million.

e.	On February 13, 2012 EQY announced that it has closed a U.S. $ 200 million unsecured term loan which matures in February 2019 and can be increased to U.S. $ 250 million. The term loan bears interest at the annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in EQY’s credit ratings. EQY also entered into interest rate swaps to convert the term loan’s LIBOR rate to a fixed interest rate, providing EQY an effective fixed interest rate on the term loan of 3.46% per annum based on the EQY’s current credit ratings.

f.	On February 16, 2012 FCR completed a public offering in Canada of C$ 75 million par value unsecured convertible debentures (series H) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.95%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

g.	On March 9, 2012 EQY completed a public secondary offering on behalf of LIH, of 4.1 million EQY shares held by LIH in gross proceeds of U.S. $ 76.4 million (NIS 292 million), which were transferred to LIH.

h.	After the reporting date, a wholly-owned subsidiary purchased additional 6.7 million ATR shares through stock exchange trades, in consideration for € 24.0 million (NIS 119 million). As a result of the purchases, the Company’s interest in ATR increased to 33.4%, and the Company is expected to recognize a gain from bargain purchase in the amount of € 16.6 million (NIS 82 million), based on ATR’s shareholders’ equity and the currency exchange rate as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statement of financial position—

	December 31,
	2011	2010
	NIS in millions
Assets
Current assets
Cash and cash equivalents	692	35
Short-term deposits	—	*) —
Short-term loans and current maturities of long-term loans to investees	158	164
Financial derivatives	82	110
Other accounts receivable	4	11
Loans to partners	—	5

Total current assets	936	325

Non-current assets
Long-term loans and deposits	*) —	4
Financial derivatives	908	1,031
Loans to investees	7,226	6,962
Debentures of investees	173	190
Investments in investees	4,735	4,139
Fixed assets, net	6	5
Deferred costs	*) —	*) —

Total non-current assets	13,048	12,331

Total assets	13,984	12,656

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of financial position—

	December 31,
	2011	2010
	NIS in millions
Liabilities and Equity

Current liabilities

Current maturities of debentures	776	485
Financial derivatives	—	17
Trade payables	2	2
Other accounts payable	319	128
Current tax payable	3	3
Dividend payable	—	57

Total current liabilities	1,100	692

Non-current liabilities

Loans from banks	2,442	1,476
Debentures	8,103	7,975
Other liabilities	—	4
Deferred taxes	135	129

Total non-current liabilities	10,680	9,584

Equity attributable to equity holders of the Company

Share capital	218	208
Share premium	3,787	3,474
Reserves	4	(7)
Accumulated losses	(1,805)	(1,295)

Total equity	2,204	2,380

Total liabilities and equity	13,984	12,656

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of income—

	Year ended December 31
	2011	2010	2009
	NIS in millions
Dividend income	80	89	83
Income from management fees from investees	8	8	3
Finance income from investees	658	348	808
Other finance income	9	535	127

Total income	755	980	1,021

General and administrative expenses	66	56	57
Finance expenses	937	340	923
Exchange differences on loans to investees	11	463	40
Other expenses	6	—	—

Total expenses	1,020	859	1,020

Income (loss) before taxes on income	(265)	121	1
Taxes on income	4	83	45

Net income (loss) attributed to the Company	(269)	38	(44)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of cash flows—

	Year ended December 31
	2011	2010	2009
	NIS in millions
Cash flows from operating activities of the Company
Net income (loss) attributed to the Company	(269)	38	(44)

Adjustments required to present net cash provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	1	1
Dividend income	(80)	(89)	(83)
Finance expenses (income), net	281	(80)	28
Cost of share-based payment	7	13	4
Taxes on income	4	83	45
Change in employee benefit liabilities	—	(2)	2

	213	(74)	(3)

Changes in assets and liabilities of the Company:

Decrease in other accounts receivable	28	34	51
Increase (decrease) in trade payables and other accounts payable	(55)	27	8

	(27)	61	59

Cash paid and received during the year by the Company for:

Interest paid	(261)	(517)	(516)
Interest received	2	67	32
Interest received from investees	280	313	348
Taxes paid	(4)	(4)	(4)
Dividends received	—	*)—	*)—
Dividends received from investees	80	89	82

	97	(52)	(58)

Net cash provided by (used in) operating activities of the Company	14	(27)	(46)

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of cash flows (Cont.)—

	Year ended December 31
	2011	2010	2009
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets	(2)	(2)	(1)
Investments in investees	(303)	(257)	(104)
Redemption of preferred shares of investee	—	165	—
Loans repaid by (granted to) investees, net	(227)	(434)	186
Proceeds from realized available-for-sale securities	—	—	18
Repayment of a loan granted	5	—	—
Repayment of deposit	4	—	—

Net cash provided by (used in) investing activities of the Company	(523)	(528)	99

Cash flows from financing activities of the Company

Issue of shares (less issue expenses)	313	637	391
Exercise of stock options into shares	2	1	*)—
Repayment of loans for purchase of company shares	4	*)—	*)—
Dividends paid to equity holders of the Company	(241)	(204)	(179)
Issue of debentures (less issue expenses)	446	687	963
Repayment and early redemption of debentures	(233)	(197)	(148)
Receipt (repayment) of long-term credit facilities from banks, net	897	(690)	(891)

Net cash provided by financing activities of the Company	1,188	234	136

Exchange differences on balance of cash and cash equivalents	(22)	—	—

Increase (decrease) in cash and cash equivalents	657	(321)	189
Cash and cash equivalents at the beginning of year	35	356	167

Cash and cash equivalents at the end of year	692	35	356

Material non-cash activities of the Company
Dividends payable	—	57	50

Exchange of loan granted to subsidiaries for share issuance	347	—	—

Redemption of preferred shares of an investee against loan repayment	50	—	—

*)	Represents an amount lower than NIS 1 million.

Note A—Basis of presentation—

The condensed financial information of the parent company (the “Solo report”) is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the Solo report the investment in subsidiaries is stated at its deemed cost according to IAS 27. Accordingly, the Company does not record equity income from its subsidiaries in the Solo report. Dividends from subsidiaries are recorded as income in the condensed statements of income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note B—Working capital deficiency—

As of December 31, 2011, the Company has a working capital deficiency of NIS 164 million. The Company and wholly-owned subsidiaries has approved unutilized credit facilities amounting to NIS 1,074 million that can be used over the coming year. In addition the Company issued long term debentures after the reporting period, see Note 40c. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

Note C—Non-current liabilities—

Non-current debt attributed to the Company

Composition

	December 31
	2011	2010
	NIS in millions
Loans from banks (1) (3)	2,442	1,476
Debentures (2) (3)	8,103	7,975

	10,545	9,451

(1)	Composition of banks credit

	Effective interest rate
		December 31
		2011	2010
	%	NIS in millions
Denomination
In NIS—unlinked	Prime + 0.85%	1	10
In U.S.$	Libor + 3.1%	106	15
In C$	Libor + 3-3.05%	458	215
In €	Euribor + 2.43-2.85%	1,890	1,247

		2,455	1,487
Less—deferred finance cost		13	11

		2,442	1,476

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note C—Non-current liabilities (Cont.)—

(2)	Composition of debentures

	Denomination	Effective Interest Rate	Coupon rate	Carrying amount
				December 31
				2011	2010
		%	%	NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	264	287
Debentures (series B) *)		€3.44	3.62	307	297
Debentures (series C)	CPI	4.88	4.95	1,405	1,524
Debentures (series D)	CPI	5.03	5.10	2,173	2,120
Debentures (series E)	NIS	3.66	3.15	541	539
Debentures (series F)	NIS	6.73	6.40	1,414	1,410
Debentures (series I)	CPI	5.58	5.30	1,646	1,607
Debentures (series J) **)	CPI	6.36	6.50	699	653
Debentures (series K)	CPI	5.48	5.35	448	—
Non-marketable debentures	CPI	5.84	5.65	12	23

				8,879	8,460
Less—current maturities of debentures				776	485

				8,103	7,975

*)	Including NIS 171 million and 168 million, as of December 31, 2011 and 2010, respectively, held by a wholly-owned subsidiary.
**)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, whose aggregate fair value as of the reporting date amounted to NIS 1,089 million.

(3)	Maturities

	NIS in millions
	Loans from banks	Debentures
Year 1—current maturities	—	776

Year 2	427	730
Year 3	568	586
Year 4	1,067	722
Year 5	380	1,010
Year 6 and thereafter	—	5,055

	2,442	8,879

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note D—Contingent liabilities—

The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including non-listed debentures) as of the reporting date amounts to NIS 1,111 million.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company guaranteed by the Company amounts to NIS 708 million.

As for legal claims, refer to Note 26.d above. As for disputed income tax and VAT assessments, refer to Notes 25.k and 25.l above.

Note E—Dividends from subsidiaries—

Dividends declared and received from subsidiaries:

	Year ended December 31
	2011	2010	2009
	NIS in millions
Citycon OYJ	80	74	82
Gazit Globe Israel (Development) Ltd.	—	15	—

	80	89	82

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF GROUP INVESTEES AS OF DECEMBER 31, 2011 (1)

	Holding interest as of December 31,		Note	Incorporated in	Additional information in Note
	2011	2010
	%
Equity One Inc. *)	43.4	40.9	(3)	USA	9c
First Capital Realty Inc.	50.5	48.8	(3)	Canada	9d
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	—	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit Maple Inc.	100	100	(2)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	48.0	47.3	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands	9j
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9j
Gazit Brazil Ltda.	100	100	(3)	Brazil	9l
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Gazit America Inc.	73.1	69.5	(3)	Canada	9e
Atrium European Real Estate Limited	31.6	30.0	(3)	Jersey	9g
Gazit Globe Israel (Development) Ltd.	75	75	(2)	Israel	9k
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	50	(5)	Israel	9m
U. Dori Group Ltd.	73.8	73.8	(5)	Israel	9m

(1)	The list does not include companies held by EQY, FCR, CTY, GAA, ATR, Gazit Development, Acad, Dori Group Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Starting in 2011, Held through Gazit Globe Israel (Development) Ltd.
*)	Represent economic interest (calculated net of non-controlling interests in GAA). The holding interest in voting rights as of December 31, 2011 and 2010 is 42.1% and 44.6%, respectively.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

of Rule 5-04 of Regulation S-X

As of December 31, 2011

A. Investment Property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages)— NIS in millions	Weighted Average (1) year of construction	Weighted Average (2) year of acquisition
Equity One
South Florida	50	3,882	386	1976	2002
South East U.S. (excluding S. Florida)	84	3,259	373	1987	2003
North East U.S.	16	2,086	314	1978	2008
West Coast	14	2,941	961	1971	2011

Subtotal Equity One	164	12,168	2,034

First Capital
East (mainly Quebec)	47	3,755	845	1996	2004
Central (Ontario)	67	9,800	2,372	1997	2003
West (mainly British Columbia and Alberta)	48	7,479	1,942	1994	2005

Subtotal First Capital	162	21,034	5,159

Citycon
Finland	59	7,545	7	1988	2002
Sweden	16	3,505	175	1966	2006
Other (Baltic countries)	3	1,298	—	1999	2007

Subtotal Citycon	78	12,348	182

Atrium (3)
Poland	20	1,540	456	2002	2007
Czech Republic	98	679	350	1997	2006
Russia	7	530	—	2006	2005
Others (4)	30	493	76	2000	2005

Subtotal Atrium	155	3,242	882

Gazit America—Canada (5)	13	816	426	1988	2011
Promed Properties—U.S. (5)	15	1,887	1,172	1968	2008
Gazit Israel	11	2,309	636	2003	2006
Gazit Germany	7	972	551	1996	2007
Gazit Brazil	4	500	—	1999	2008
Other	1	18	6	2001	2001

Subtotal—operating investment property	610	55,294	11,048
Investment property under development	14	1,411	93	n/a	n/a
Land for future development (6)	n/a	1,855	89	n/a	n/a

Grand total	624	58,560	11,230

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements:

NIS in millions
Properties classified as held for sale (including NIS 47 million of land)	714
Investment property	54,627
Investment property under development	3,219

58,560

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were substantially redeveloped, the construction date used is the date in which the redevelopment was completed.
2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.
3	Atrium’s properties fair values and encumbrances are presented on a proportionate consolidation basis. Values under Encumbrances represent the value of bonds and loans that are secured by property in total fair value of NIS 1,078 million, NIS 522 million and NIS 327 million, in Poland, the Czech Republic and Others, respectively.
4	Represents properties in Hungary, Slovakia, Romania and Latvia.
5	Medical offices buildings.
6	Includes NIS 47 million of land presented under assets held for sale.

B. Fixed Assets (1)

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted Average year of construction (2)	Weighted Average year of acquisition (3)
Royal Senior Care (4)
Senior housing—U.S. (5)	15	573	317	1999	2005

Reconciliation to the statement of financial position:

NIS in millions
Senior housing facilities (section B)	573
Offices partly in use by the Group companies, furniture fixtures and vehicles	113
Construction and other equipment of Acad	65

Fixed Assets, net	751

1	The table relates to rental property and it excludes offices partly in use by the Group companies, construction equipment, furniture fixtures and vehicles. Senior housing facilities are presented in the consolidated financial statements at their fair value in accordance with IAS 16.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

2	The weighted average year of construction is calculated based on the average year of construction for the properties weighted to reflect each property’s relative portion of the aggregate fair value of all properties in this field of operation.
3	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties weighted to reflect each property’s relative portion of the aggregate fair value of all properties in this field of operation.
4	Royal Senior Care’s properties (which consist of 1,650 senior housing units) fair values and mortgages are presented on a proportionate consolidation basis (60%).
5	Fair value includes land plot in amount of NIS 13 million.

Reconciliation of number of properties

Investment properties (section A above)	624
Fixed assets (Senior Care)	15
Fixed assets (Offices)	3

642

GAZIT-GLOBE LTD.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To Gazit-Globe Ltd.:

We have audited the consolidated financial statements (not presented separately herein) of First Capital Realty Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Capital Realty Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/    DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 15, 2012

GAZIT-GLOBE LTD.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON SUPPLEMENTARY INFORMATION

To Gazit-Globe Ltd.:

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary schedule of investment property information as of December 31, 2011 is for the purpose of additional analysis and is not a required part of the basic consolidated financial statements. This schedule is the responsibility of First Capital Realty Inc.’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

/S/    DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 15, 2012

GAZIT-GLOBE LTD.

Report of Independent Registered Chartered Accountants

To the Board of Directors of First Capital Realty Inc.

We have audited the consolidated financial statements (not presented separately herein) of First Capital Realty Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2009, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

/S/     DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2011

GAZIT-GLOBE LTD.

Report of Independent Registered Chartered Accountants on Reconciliation of Canadian GAAP to International Financial Reporting Standards

To Gazit-Globe Ltd.

We have audited the consolidated statements of earnings, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2009 of First Capital Realty Inc. and subsidiaries (the “Company”), and have issued our report thereon dated March 31, 2011. Our audit also included a reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board for the year ended December 31, 2009 (not presented separately herein). The reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit. In accordance with Gazit-Globe Ltd.’s request, we did not audit the amounts relating to the Company’s investment in Equity One, Inc. contained in the reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board of the consolidated statements of earnings, comprehensive income and changes in shareholders’ equity for the year ended December 31, 2009 (collectively the “Equity One Amounts”), nor were we able to satisfy ourselves as to the Equity One Amounts by other auditing procedures. In our opinion, such reconciliation from Canadian generally accepted accounting principles to International Financial Reporting Standards as issued by the International Accounting Standards Board, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein, except for the effect of the adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient evidence regarding the Equity One Amounts.

/S/     DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 31, 2011

GAZIT-GLOBE LTD.

Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

5 St Andrews Place

Charing Cross

St Helier

Jersey

JE4 8WQ

March 15, 2012

GAZIT-GLOBE LTD.

Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

5 St Andrews Place

Charing Cross

St Helier

Jersey

JE4 8WQ

Jersey, Channel Islands

December 2, 2011