Form 20-F
period 2012-12-31
Gazit-Globe Ltd
filed 2013-04-22
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 165,247,253 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    ☐  Yes    ☒  No

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

i

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated in its financial statements or that are jointly controlled entities, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries or affiliates.

Except where the context otherwise requires, references in this annual report to:

•	“adjusted EPRA FFO” means EPRA FFO (as defined below) as adjusted for: CPI and exchange rate linkage differences; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of the engagement of senior employees; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement; and exceptional legal expenses not related to the reporting periods.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•	“community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

•	“consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

•	“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gain (loss) from early redemption of debentures, gains from bargain purchase and the impairment of goodwill, changes in the fair value recognized with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

•	“GLA” means gross leasable area.

•	“Group” – the Company, its subsidiaries and its jointly controlled entities.

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•	“neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

•	“NOI” means net operating income.

•	“reporting date” or “balance sheet date” means December 31, 2012.

•	“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. through which Gazit Development currently holds 73.9% of the share capital and voting rights of U. Dori Group Ltd.

•	“Atrium” means Atrium European Real Estate Limited, an equity-accounted jointly-controlled affiliate, (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•	“Dori Group” means U. Dori Group Ltd. (TASE: DORI) and its subsidiaries, including U. Dori Construction Ltd. which is also traded on the Tel Aviv Stock Exchange, and U. Dori Construction Ltd.’s wholly-owned subsidiaries and related companies.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•	“Gazit America” means Gazit America Inc., which as of December 31, 2012, held 12.2% of Equity One’s share capital and which prior to August 8, 2012 was the owner of ProMed Canada.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and holds 73.9% of Dori Group through Acad.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which had voting power of 53.8% of our issued ordinary shares as of April 10, 2013.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owned and operated medical office buildings in Canada prior to August 8, 2012 when such assets were sold to First Capital.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owned and operated senior housing facilities in the United States, the vast majority of which were sold on August 15, 2012.

Unless otherwise noted, all monetary amounts are in NIS and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.733 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2012. References herein to (i) “New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” mean the legal currency of Brazil.

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

The selected consolidated statement of income data set forth below with respect to the years ended December 31, 2008, 2009, 2010, 2011 and 2012 and the selected consolidated balance sheet data set forth below as of December 31, 2008, 2009, 2010, 2011 and 2012 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2012. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.733 = U.S.$ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2012. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

The Company has early adopted, starting with its financial statements dated June 30, 2012, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 28R, Investments in Associates and Joint Ventures, and IAS 27R – Separate Financial Statements (collectively: the “New Standards”). The New Standards prescribe retrospective implementation, and the data as of December 31, 2011 and December 31, 2010 and for the years 2011 and 2010 in the consolidated financial statements and in this annual report were retrospectively adjusted due to the New Standards’ transition provisions. The data for prior years in the financial statements and in this annual report have also been retrospectively adjusted due to an amendment to IAS 12. For details regarding the effect of early adoption of the New Standards and the amendment to IAS 12, please refer to Notes 2a and 41 to our consolidated financial statements included elsewhere in this annual report.

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
(In millions except for per share data) (1)(2)	NIS					U.S.$
Statement of Income Data:
Rental income	3,556	4,084	4,147	4,718	5,249	1,406
Property operating expenses	1,170	1,369	1,341	1,522	1,705	457

Net operating rental income	2,386	2,715	2,806	3,196	3,544	949
Revenues from sale of buildings, land and construction works performed (3)	613	596	—	1,001	1,749	469
Cost of buildings sold, land and construction works performed (3)	679	554	—	967	1,665	446

Gross profit (loss) from sale of buildings, land and construction works performed	(66)	42	—	34	84	23

Gross profit	2,320	2,757	2,806	3,230	3,628	972

Fair value gain (loss) on investment property and investment property under development, net (4)	(3,956)	(1,922)	935	1,670	1,913	512
General and administrative expenses	(489)	(584)	(569)	(733)	(648)	(174)
Other income	704	777	21	115	164	44
Other expenses	(85)	(41)	(46)	(110)	(47)	(13)
Group’s share in earnings (losses) of equity-accounted investees, net	(86)	(268)	171	334	299	80

Operating income (loss)	(1,592)	719	3,318	4,506	5,309	1,421

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
(In millions except for per share data) (1)(2)	NIS					U.S.$
Finance expenses	(1,739)	(1,793)	(1,764)	(2,197)	(2,214)	(593)
Finance income	802	1,551	525	72	120	32
Increase (decrease) in value of financial investments	(727)	81	—	—	—	—

Income (loss) before taxes on income	(3,256)	558	2,079	2,381	3,215	860
Taxes on income (tax benefit)	(597)	(142)	390	328	681	182

Net income (loss)	(2,659)	700	1,689	2,053	2,534	678

Net income (loss) attributable to:
Equity holders of the Company	(1,075)	1,101	831	719	957	256
Non-controlling interests	(1,584)	(401)	858	1,334	1,577	422

	(2,659)	700	1,689	2,053	2,534	678

Basic net earnings (loss) per share	(8.58)	8.49	5.89	4.65	5.80	1.55
Diluted net earnings (loss) per share	(8.58)	8.47	5.87	4.30	5.59	1.50

	Year Ended December 31,
(In thousands)	2008	2009	2010	2011	2012
Weighted average number of shares used to calculate:
Basic earnings per share	125,241	129,677	141,150	154,456	164,912
Diluted earnings per share	125,303	129,706	141,387	154,783	165,016

(1)	As stated above, we have early adopted the New Standards starting from the consolidated financial statements of the second quarter of 2012. Additionally, we implemented the amendment to IAS 12 referred to above in the first quarter of 2012 as prescribed by IFRS (the New Standards and the amendment to IAS 12, collectively, the “New IFRSs”). According to the transition provisions of the New IFRSs, we retrospectively adjusted the comparative numbers for the years ended December 31, 2011 and 2010, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the years ended December 31, 2009 and 2008 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, both revenue from sale of buildings and cost of buildings sold would have been reduced substantially but we estimate that the impact on net income (loss) would have been immaterial.
(2)	During 2012 we changed the presentation of our profit or loss statement by separating the gross profit of rental activity from the gross profit of selling buildings, lands and construction works activity. This presentation, in our opinion, is more suitable to our results of operation. The above mentioned change had no impact on the net income and is implemented in the comparative profit or loss data throughout this annual report.
(3)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by the Dori Group. Cost of buildings sold, land and construction works performed primarily comprises costs of construction work performed by the Dori Group. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. See also footnote (1) above.
(4)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,
	2008	2009	2010	2011	2012	2012
(In millions) (1)	NIS					U.S.$
Selected Balance Sheet Data:
Investment property	34,966	42,174	41,242	51,014	55,465	14,858
Investment property under development	2,626	2,994	2,266	2,198	2,806	752
Total assets	44,730	51,504	50,408	64,599	71,062	19,036
Long term interest-bearing liabilities from financial institutions (2)	17,158	17,162	14,644	18,973	19,433	5,206
Long term debentures (3)	10,542	13,862	13,768	15,379	18,500	4,956
Total liabilities	33,624	38,238	35,217	44,971	48,413	12,969
Equity attributable to equity holders of the Company	3,334	5,189	5,986	7,310	7,849	2,102
Non-controlling interests	7,772	8,077	9,205	12,318	14,800	3,965
Total equity	11,106	13,266	15,191	19,628	22,649	6,067

(1)	As stated above, we have early adopted the New Standards starting from the consolidated financial statements of the second quarter of 2012. Additionally, we implemented the amendment to IAS 12 in the first quarter of 2012 as prescribed by IFRS (collectively, the “New IFRSs”). According to the transition provisions of the New IFRSs, we retrospectively adjusted the comparative numbers for the years 2011 and 2010, with the effective adoption date being January 1, 2010. Accordingly, the numbers shown above as of December 31, 2009 and 2008 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned dates the most significant impact would have been to include Atrium as equity-accounted investee as of December 31, 2009 instead of its proportionate consolidation as presented above. However, we estimate that the impact on shareholders equity and on total equity would have been immaterial.
(2)	As of December 31, 2012, NIS 7.8 billion (U.S.$ 2.1 billion) of our interest-bearing liabilities from financial institutions were unsecured and the remainder were secured.
(3)	As of December 31, 2012, NIS 850 million (U.S.$ 228 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2008	2009	2010	2011	2012
Other Operating Data (1):
Number of Group operating properties	453	629	646	642	622
Total Group GLA (in thousands of sq. ft.)	50,652	67,559	70,006	72,903	73,292
Group occupancy (%)	94.5	93.6	93.9	94.3	95.0

(1)	Includes equity-accounted investees.

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
(In millions except for per share data) (1)	NIS					U.S.$
Other Financial Data:
NOI (2)	2,396	2,729	2,806	3,196	3,544	949
Adjusted EBITDA (2)	1,874	2,254	2,548	2,864	3,301	884
Dividends	155	186	211	241	264	71
Dividends per share	1.24	1.42	1.48	1.56	1.60	0.43
EPRA FFO (2)(3)	(40)	223	141	102	366	98
Adjusted EPRA FFO (2)(3)	190	420	359	405	533	143

	Year Ended December 31,
	2008	2009	2010	2011	2012	2012
(In millions) (1)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	653	926	659	1,126	1,393	372
Investing activities	(4,880)	(677)	(2,548)	(4,217)	(4,646)	(1,244)
Financing activities	4,161	1,225	1,589	4,017	3,490	935

	As of December 31,
	2008	2009	2010	2011	2012	2012
(In millions) (1)	NIS					U.S.$
EPRA NAV (2)(3)	3,675	5,631	5,957	8,141	9,394	2,516
EPRA NNNAV (2)(3)	5,997	5,472	5,195	6,893	7,324	1,962

(1)	As stated above, we have early adopted and implemented the New IFRSs. According to the transition provisions of the New IFRSs, we retrospectively adjusted the comparative numbers for the years ended December 31, 2011 and 2010, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the years ended December 31, 2009 and 2008 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, we estimate that the impact on the above figures would have been immaterial.
(2)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Item 5—Operating and Financial Review and Prospects”.
(3)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

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

	Year Ended December 31,
	2008	2009	2010	2011	2012
High	4.02	4.25	3.89	3.82	4.08
Low	3.23	3.69	3.54	3.36	3.70
Period end	3.80	3.77	3.54	3.82	3.73
Average Rate	3.58	3.92	3.73	3.58	3.86

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
October 2012	3.90	3.79
November 2012	3.95	3.81
December 2012	3.84	3.73
January 2013	3.79	3.71
February 2013	3.73	3.66
March 2013	3.73	3.64

On April 17, 2013 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.6240 to $1.00.

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

In 2012, our rental income (assuming full consolidation of jointly-controlled entities) was derived 34.8% from Canada, 22.1% from the United States, 20.2% from Central and Eastern Europe, 19.3% from Northern and Western Europe, 3.1% from Israel, and 0.5% from Brazil. During the recent economic downturn, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe, and a lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 92.1% as of December 31, 2012. In addition, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets were devalued during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of our markets has been improving, particularly in the United States and Canada, macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants of our public subsidiaries, particularly small shop tenants of Equity One and of our affiliate Atrium, have been vulnerable to declining sales and reduced access to capital. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

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

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 16.9% of Citycon’s rental income in 2012, Publix accounted for 5.7% of Equity One’s total annual minimum rent as of December 31, 2012 and Shoppers Drug Mart accounted for 6.4% of First Capital’s total annual minimum rent as of December 31, 2012. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 22% of our total rental income in 2012, assuming full consolidation of equity-accounted jointly-controlled entities. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants’ ability to make lease payments or could result in them terminating their leases. These changes include, among others:

•	downturns in national or regional economic conditions where our properties are located, which generally will negatively impact the rental rates;

•	changes in the buying habits of consumers in the regions surrounding those shopping centers including a shift to preference for online shopping and e-commerce;

•	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for our properties;

•	competition from other available properties; and

•	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

As a result, tenants may determine not to renew leases, delay lease commencement or adjust their square footage needs downward. In addition, anchor tenants often have more favorable lease provisions and significant negotiating power. In some instances, we may need to seek their permission to lease to other, smaller tenants. Anchor tenants, particularly retail chains, may also change their operating policies for their stores (such as the size of their stores) and the regions in which they operate. As a result, anchor tenants may determine not to renew leases or delay lease commencement. An anchor tenant may decide that a particular store is unprofitable and close its operations in our center, and, while the tenant may continue to make rental payments, such a failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center. In addition, we are subject to the risk of defaults by tenants or the failure of any lease guarantors to fulfill their obligations, tenant bankruptcies and other early termination of leases or non-renewal of leases. Any of these developments could materially and adversely affect our financial condition and results of operations.

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

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2012, we and our private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 15,101 million (U.S.$ 4,045 million) and other liabilities outstanding in the aggregate amount of NIS 710 million (U.S.$ 190 million), of which approximately 8% matures during 2013. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2012 in the aggregate amount of NIS 48,413 million (U.S.$ 12,969 million), of which 11.1% matures during 2013. We are subject to covenant compliance obligations and each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guaranty by Gazit-Globe or its wholly-owned subsidiaries.

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

In addition, our debt financing agreements and the debt financing agreements of our public subsidiaries contain representations, warranties and covenants, including financial covenants that, among other things, require the maintenance of certain financial ratios. Certain of the covenants that apply to Gazit-Globe depend upon the performance of our public subsidiaries and we therefore have less control over our compliance with those covenants. For example, covenants that apply to Gazit-Globe require Citycon to maintain a minimum ratio of equity to total assets less advances received and a minimum ratio of EBITDA to net finance expenses. Another covenant requires First Capital to maintain a minimum ratio of EBITDA to finance expenses.

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. A significant portion of Gazit-Globe’s equity interests in its subsidiaries are pledged as collateral for Gazit-Globe’s revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and by its private subsidiaries. As of December 31, 2012, the principal amount of such indebtedness was NIS 3,162 million (U.S.$ 847 million), which constituted 6.5% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 10,909 million (U.S.$ 2,922 million) as of December 31, 2012, which constituted 22.5% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

The inability of any of our public subsidiaries to satisfy their liquidity requirements may materially and adversely impact our results of operations.

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis and of an affiliate, they satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not therefore be reflective of the position of any one of our public subsidiaries since the liquidity and available borrowings of each of our public subsidiaries are not available to support the others’ operations. Although we have from time to time purchased equity or convertible debt securities of our public subsidiaries, we have not generally made shareholder loans to them and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public subsidiary is subject to its own covenant compliance obligations and the failure of any public subsidiary to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2012, 34.9% of our rental income (assuming full consolidation of jointly-controlled entities) was earned in Canadian dollars, 30.0% in Euros, 22.8% in U.S. dollars, 4.8% in Swedish Krona, and 3.1% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 84 million of gross profit during 2012). In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate of the U.S. dollar and the Canadian dollar strengthened 7.8 % and 6.6%, respectively, against the NIS for 2012 compared to 2011, which resulted in our net operating income increasing by total amount of NIS 179 million, or 5.0%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of December 31, 2012, approximately 10.6%, 13.1%, 6.9% and 4.2% of our total GLA was located in Florida (U.S.), the greater Toronto area (Canada), the greater Montreal area (Canada) and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of December 31, 2012 comprised 18.4% and 0.3% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for U.S.$ 110 million (of which we had invested U.S.$ 94.2 million through December 31, 2012) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our assets even though no actual disposition of assets took place. For example, in 2012 and 2011, we increased the fair value of our properties on a consolidated basis by NIS 1,913 million and NIS 1,670 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 63% of such investment properties during the year ended December 31, 2012 (44% of which were performed at December 31, 2012). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Other real estate companies that are publicly traded in the United States use U.S. GAAP to report their financial statements and are therefore not currently required to record the fair market value of their real estate assets on a quarterly basis. As a result, significant declines or fluctuations in the value of real estate assets could impact us disproportionately compared to these other companies.

In addition, in recent years several amendments have been made to IFRS standards, including those that affect us, and we have had to revise our accounting policies in order to comply with such amended standards. Commonly, the transition provisions of these amendments require us to implement the amendments on comparative figures as well. Figures with respect to prior periods that are not required to be included in our financial statements are therefore not adjusted retroactively. As a result, the utility of the comparative figures for certain years may be limited.

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

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively. We intend to take steps to formulate new terms of employment and compensation for them, but there can be no assurance that we will be able to reach new agreements with either or both of Messrs. Katzman and Segal or that such agreements will be approved as required under the Israeli Companies Law, 5759-1999, as amended, or the Israeli Companies Law. Mr. Katzman currently also serves as the chairman of the board of Equity One, First Capital, Citycon, Atrium, and Norstar and Mr. Segal currently also serves as the vice chairman of the board, president and chief executive officer of First Capital, the vice chairman of the board of Equity One, and as a board member of Norstar and Dori Group. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries and affiliates which remain in effect. In addition, recent legislation in Israel, specifically Amendment 20 to the Israeli Companies Law, requires that the Company’s compensation plan for officers as well as the employment agreement of its president be approved by a special majority shareholder vote. The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel, including due to the possible failure to attain special majority shareholder approval mentioned above, could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guaranty that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

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

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 3.0% of the value of our properties as of December 31, 2012, are at various stages of development (excluding redevelopment). These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

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

We currently carry insurance on all of our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties, representing 2.8% of our total GLA, located in California, including several properties in the San Francisco Bay and Los Angeles areas. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida and the northeastern U.S. states representing 13% of our total GLA, that are susceptible to hurricanes and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance. Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

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

As of December 31, 2012, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One’s profitability and would have an adverse effect on our investment in Equity One.

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

We rely on third-party management companies to manage certain of our properties which represented 2.0% of our total GLA as of December 31, 2012, specifically the properties owned by ProMed. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guaranty that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

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

In December 2009, we received a tax order with respect to our 2004 tax return. According to the tax order, the Israel Tax Authority, or ITA, claimed that the Company should allocate its gross finance, general and administrative expenses either to specific categories of income or based on the ratio of such income to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation to a specific income. In January 2011, we received a tax order with respect to the Company’s 2005 tax return with similar claims made by the ITA in the tax order for 2004. We appealed the tax order for the years 2004-2005 to the Tel Aviv District Court. In addition, on January 21, 2013 we received a tax order with respect to our 2006 tax return with similar claims by the ITA. We have also appealed the tax order for the year 2006.

We continue to engage in discussions with the tax assessing officer with respect to the tax orders for 2004 through 2006.

If the ITA’s position is fully accepted, the Company would also be exposed to further tax liabilities also with respect to years 2007 onwards, and other adjustments will apply in relation to the amount of losses and credits available for utilization in future years against future tax liabilities in Israel, as set forth in the tax orders received for the relevant years.

Although we believe that the position of the ITA as reflected in the assessments issued for the Company in the years in question should not be accepted, we cannot predict with any certainty that our position will ultimately prevail and an adverse resolution of this matter could have a material adverse effect on our financial condition, results of operations or cash flows. Please see also “Item 8—Financial Information—Legal Proceedings.”

We cannot predict whether we will be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others, and any adverse resolution of such claims could have a material adverse effect on our results of operations.

Although on July 28, 2011, our settlement agreement with Meinl Bank AG, related parties, and others became fully effective and the parties subsequently met their obligations to have all outstanding claims dismissed, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. In addition, further to a criminal investigation in Austria against Julius Meinl, the controlling shareholder of Meinl Bank AG, stemming from events that occurred in or before 2007, various investors in Atrium have alleged that Atrium is liable for related wrongdoing including fraud, breach of trust, and other infringements of Austrian law. Any adverse resolution of the various aforementioned claims, if they were to materialize, could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Please see also “Item 8—Financial Information—Legal Proceedings.”

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

We conduct the substantial majority of our operations through public subsidiaries that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2012, we received dividend payments of NIS 675 million from subsidiaries and affiliates, as well as interest payments of NIS 9 million on account of convertible debentures issued by Citycon.

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

Although we have a controlling interest in each of our public subsidiaries, Equity One, First Capital, Citycon, and Dori Group, and have joint control over Atrium which is an equity-accounted investee, they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders’ agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries or affiliates issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary or affiliate may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

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

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of December 31, 2012, we determined that we had effective control over Citycon, Equity One and First Capital even though we had less than a majority ownership interest and/or potential voting rights interest in each entity. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has been minimal; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather than on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

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

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include primarily our investment in Atrium with Apollo (the current owner of CPI, the original partner to the investment) and Equity One’s joint ventures with Liberty International Holdings Limited, Global Retail Investors LLC, DRA Advisors, LLC, and the New York Common Retirement Fund. Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Proposed changes to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital.

The Israeli Knesset is currently considering legislation in the wake of the final recommendations published in March 2012, by an Israeli governmental committee appointed by the Prime Minister, the Minister of Finance and the Governor of the Bank of Israel, on certain legislative and regulatory measures intended to enhance the competitiveness in the Israeli market. The proposed legislation relates, among other issues, to structures of certain public companies in which the ultimate controlling shareholder owns, indirectly, through at least one parent public company, less than 33% of the equity interest in any company which is controlled by its public parent, as well as to those companies which are controlled through at least two public companies (also referred to as a “Pyramidal Structure”). The proposed legislation defines such companies as “Layer Companies,” indicating that there exist additional “layers” in the form of one or more public companies between the controlling shareholder’s effective control over such company and his or her indirect minority equity stake in it. As the control group of Gazit Globe holds more than 33% of Gazit Globe, Gazit Globe does not fall into the purview of the new legislation. However, Gazit-Globe’s subsidiary Dori Group, and its own subsidiary U. Dori Construction Ltd., each an Israeli public company, may be considered third and fourth Layer Companies in light of the fact that Gazit-Globe is controlled by Norstar which is ultimately controlled by Mr. Chaim Katzman.

The legislation, if adopted, would place certain material burdens on Layer Companies regarding corporate governance requirements, especially with respect to board composition, with enhanced requirements for the proportion of external directors and/or independent directors from the entire board, and with respect to election of External Directors, where the controlling parent company would not have any voting power in electing such directors. Such rules may be viewed as restraining the ability to exercise effective control of such companies by their respective parent companies. Also, at the end of a transition period of five years, an existing pyramid structure containing more than three layers will not be permitted.

The proposed legislation also provides for certain corporate governance rules which will, if adopted, apply to all public companies, concerning, inter alia, strengthening minority shareholders by setting up a platform that will enable investors to vote at general meetings and at debenture holders meetings via the internet, expanding the current powers of the Israel Securities Authority with respect to class actions and derivative claims, and the encouragement of activism by institutional investors.

We cannot predict what the final amendments (if any) to the relevant statutes will be, as changes may be effected in each of the stages of the legislative process, if and when such process will be concluded.

If the proposed legislation is adopted as proposed, our ability to acquire a controlling interest in another public company or to raise capital by a public offering of securities by a currently private company (thus making it a new public subsidiary), could be limited, if such company will be deemed a Layer Company. If we are unable to consummate such transactions, our ability to expand our business could be negatively affected.

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

In the past, our policy has been, subject to legal requirements, to distribute a quarterly dividend, the minimum amount of which we set before each fiscal year. We intend to continue our policy of distributing a quarterly dividend. Any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of “profits,” as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations.

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

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 29.3% of Norstar’s, our controlling shareholder, outstanding shares as of April 10, 2013. In addition, Dor J. Segal, our executive vice-chairman, holds 9.6% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 6.4% of the outstanding shares of Norstar. Norstar owned 53.8% of our outstanding ordinary shares as of April 10, 2013. First U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties, including FUF (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar, which among other things and subject to certain conditions, required the Katzman Group to vote its voting securities in favor of two nominees to the Norstar board of directors designated by the Segal Group, and for the Segal Group to vote its voting securities in favor of nominees designated by the Katzman Group. Accordingly, Mr. Katzman , Mr. Segal, and Ms. Ottosson will be able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, except for those matters which require special majorities under Israeli law. In addition, Mr. Katzman, Mr. Segal, and Ms. Ottosson may be able to exercise control over the outcome of any proposed merger or consolidation of the Company. The aforementioned’ s indirect control interest in us may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares. Please see also “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Most of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on such pledges, or other negative developments with respect to Norstar Holdings Inc., could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 53.8% of our outstanding shares as of April 10, 2012. Norstar is a public company listed on the Tel Aviv Stock Exchange. Most of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure a small portion of Norstar’s debentures. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2012 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. In the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. In addition, should Norstar incur significant losses, it may choose to sell outstanding shares of ours and/or no longer be able to acquire additional shares. Any of these events could adversely impact the market price of our ordinary shares.

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

Our headquarters are located in central Israel and many of our key employees and officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2011 and into 2013. In mid-2006, Israel was engaged in an armed conflict with Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon and disrupting most day-to-day civilian activity in northern Israel. In December 2008 and again during November 2012, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. Recent popular uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries. In addition, the recent increase in tension regarding the Iranian nuclear program is another source of potential instability in the region. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas and Hezbollah. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy generally and us in particular. .Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law underwent extensive revisions approximately fifteen years ago, the parameters and implications of the provisions that govern shareholder conduct have not been clearly determined and there is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Gazit-Globe Ltd. was incorporated in Israel in May 1982. The Company is a limited liability corporation, and it operates under the Israeli Companies Law 5759-1999. We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 620 properties have a gross leasable area, or GLA, of approximately 73 million square feet and are geographically diversified across over 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings.

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

On August 8, 2012, we completed the acquisition of the outstanding shares of Gazit America not already held by the Company while First Capital simultaneously acquired, in exchange for issuing to Gazit America 5.5 million First Capital common shares, the 12 medical office buildings and commercial properties Gazit America held through ProMed Canada as well as the remaining rights in a property jointly-owned by Gazit America and First Capital. First Capital also assumed Gazit America’s liabilities with respect to the properties. The arrangement included the purchase by the Company of all common shares and securities convertible into common shares of Gazit America which were not already owned by the Company and constituted 26.9% of Gazit America’s outstanding share capital at the time. The purchase was made for cash consideration of C$ 24.6 million and approximately 1.5 million common shares of First Capital which had been issued to Gazit America by First Capital. Upon the completion of the transaction, the Company now holds 100% of the share capital and voting rights of Gazit America which was delisted from the Toronto Stock Exchange. Please see also “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

On August 15, 2012, we also completed the sale of 12 senior housing facilities owned by Royal Senior Care. The properties were sold for a total consideration of U.S.$ 230 million before transaction costs (of which the Company’s share was U.S.$ 138 million). On October 31, 2012, the Company sold part of its interest in one of the remaining senior housing facilities, for consideration of U.S.$ 2.1 million and 12% of two additional senior housing facilities, which represented the remainder of its interests in these properties, for consideration of U.S.$ 1.25 million. On April 19, 2013, Royal Senior Care sold its 50% interest in one remaining property and a 60% interest in land for approximately U.S.$ 15 million.

Our capital expenditures consist of the acquisition, construction and development of investment property including land for future development and amounted to NIS 5,966 million (U.S.$ 1,598 million) during 2012. For the breakdown of these amounts by operating segments, please see Note 39 to our audited consolidated financial statements included elsewhere in this annual report.

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

As of the date of this annual report, there have been no public takeover offers by third parties in respect of our ordinary shares or, other than as disclosed with respect to Gazit America above, by the Company in respect of other companies’ shares during the last and current financial year.

B.	Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world, as noted above. We operate properties with a total value of approximately U.S.$ 20.5 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, approximately U.S.$ 4.4 billion of which is not recorded in our financial statements) as of December 31, 2012. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2012, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

Additionally, we own and operate medical office building in North America through public and private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries. Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area. Our unique corporate structure enables us to share the investments in our assets with the public shareholders of our subsidiaries and affiliates, which enhances our ability to expand and diversify.

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 73 million square feet as of December 31, 2012.

Our Competitive Strengths

Necessity-driven asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, increased by 2.5% from 2007 to 2008, 3.1% from 2008 to 2009, 3.6% from 2009 to 2010 and 4.0% from 2010 to 2011. In the year ended December 31, 2012, average same property NOI increased by 3.9% from the year ended December 31, 2011. Our supermarket-anchored shopping centers are generally well-located in densely populated areas with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across over 20 countries

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel and Germany. As of December 31, 2012, our asset base included more than 620 properties totaling approximately 73 million square feet of GLA. Approximately 99% of our net operating income, or NOI, on a proportionate consolidation basis, for the year ended December 31, 2012 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 75% of our NOI on a proportionate consolidation basis for the year ended December 31, 2012, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S.$ 3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to purchase our interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter new markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions. As of December 31, 2012, Equity One owned 168 properties (including a property under development) with a GLA of 20.5 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 175 properties (including properties under development) in Canada with a GLA of 24.1 million square feet as of December 31, 2012. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

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

We intend to continue to expand into new high growth markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we first established an office in Brazil and began assessing local opportunities. In 2008, we acquired a 154,000 square foot shopping center in Sao Paulo for $31.3 million. In November 2010, we completed our first development project in Brazil. In 2013, we acquired our fifth property in Brazil. We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also intend to continue identifying opportunities in medical office buildings as we believe that this class of real estate investments is less sensitive to economic cycles than commercial real estate in general and that demand will continue to grow for healthcare services, particularly in North America. We intend to continue do so in the United States through ProMed, which has grown since our first acquisition of a medical office building in 2006 to a total of 16 medical office building properties with a total GLA of approximately 1.5 million square feet as of December 31, 2012. For the year ending December 31, 2012, we invested U.S.$ 22 million in the acquisition of medical office buildings in the United States (U.S.$ 143 million in 2011).

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

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2010 to December 31, 2012, we invested approximately NIS 5.5 billion (U.S.$ 1.5 billion) in development, redevelopment, and expansion projects as well as in other expenditures (including leasing expenditures, tenant inducements, tenant improvements, and other capital expenditures), including approximately NIS 3.3 billion (U.S.$ 0.9 billion) in development and redevelopment projects (excluding attributed lease expenditures) representing an average investment of approximately U.S.$ 142 per square foot.

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. During 2012, our subsidiary Royal Senior Care sold the majority of its assets in addition to our sale of other lower-tier secondary-market assets. We recycled this capital to make new core acquisitions in high-density urban markets and deleverage our balance sheet. We may also use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

For a breakdown of the location and type of our properties, see “Property, Plants and Equipment—Our Properties” below.

Properties under Development

We had 34 properties under development or redevelopment as of December 31, 2012. The following table summarizes our properties under development as of December 31, 2012.

Region	Number of Properties (1)	Estimated Total GLA (sq. ft. in thousands)	Total investments as of December 31, 2012 (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
United States	1	131	9,644	45,272
Canada	6	1,354	360,836	100,188
Central and Eastern Europe (2)	1	808	54,916	75,810
Israel	1	43	9,644	2,143
Brazil (3)	1	—	34,825	—

Total Development	10	2,336	469,865	223,413
Redevelopment
United States	10	472	24,645	31,878
Canada	13	1,536	529,601	49,290
Northern Europe	1	22	8,840	268

Total Redevelopment	24	2,030	563,086	81,436

Total Development and Redevelopment	34	4,366	1,032,951	304,849

(1)	Excludes land for future development.
(2)	Unconsolidated equity-accounted investee.
(3)	The project is in the planning stage that has not yet been completed and has yet to be approved by the authorized organs of the Company.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2010, December 31, 2011, and December 31, 2012.

		Year Ended December 31,
		2010	2011	2012	2010	2011	2012
		Rental Income			NOI
Property type	Region	(NIS in thousands) (5)			(NIS in thousands) (5)
Shopping Centers
	United States	1,065	1,236	1,261	775	883	918
	Canada	1,718	1,893	2,237	1,114	1,223	1,426
	Northern Europe	971	1,081	1,185	631	720	803
	Central and Eastern Europe (1)	1,068	1,198	1,324	666	771	898
	Germany	78	80	83	56	59	56
	Israel (2)	157	193	202	117	149	151
	Brazil	16	34	31	15	29	16
Healthcare
	Senior housing facilities (3)	183	183	—	70	73	—
	Medical office buildings (4)	141	200	248	98	133	173
Other Properties
	Other properties (6)	1	1	131	—	—	60

Total		5,398	6,099	6,702	3,542	4,040	4,501
Adjustment to Exclude Non-Consolidated Properties (7)		(1,251)	(1,381)	(1,453)	(736)	(844)	(957)

Total Consolidated Properties		4,147	4,718	5,249	2,806	3,196	3,544

(1)	We operate in Central and Eastern Europe through a jointly-controlled company (Atrium) which is presented in the financial statements according to the equity method.
(2)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.
(3)	Our senior housing facilities were located exclusively in the United States and were presented in the financial statements according to the equity method.
(4)	Our medical office buildings are located in the United States through ProMed and in Canada through Gazit America through August 2012. Please see also “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions” for information on First Capital’s purchase of the assets of ProMed Canada. The data for 2012 excluded the operations of ProMed Canada since it’s purchase by First Capital.
(5)	Convenience translation of December 31, 2012 figures into U.S. dollars is provided in chart under “Properties, Plants, and Equipment—Our Properties” below.
(6)	NOI for 2011 and 2010 represent an amount of less than NIS 1 million. In 2012, Rental income and NOI represent mainly the senior housing facilities activity, that was sold during 2012.
(7)	Primarily with respect to properties in Central and Eastern Europe and senior housing facilities which are held through equity-accounted investees and presented above at 100% under the assumption of full consolidation.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2012, our top three tenants (by base rent) represented 9.3% of our consolidated rental income. Our properties are subject to over 15,000 leases.

The following table sets forth as of December 31, 2012 the anticipated expirations of tenant leases for our properties for each year from 2013 through 2022 and thereafter:

	Number of Expiring Leases	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
Month-to-Month	296	502	0.7%	0.7%	13,004	0.8%
2013	4,333	8,556	12.2%	11.7%	216,640	13.4%
2014	2,331	7,743	11.0%	10.6%	200,154	12.4%
2015	2,277	7,799	11.1%	10.7%	203,539	12.6%
2016	1,691	6,945	9.9%	9.5%	173,168	10.7%
2017	1,601	8,277	11.8%	11.3%	195,899	12.1%
2018	548	4,021	5.7%	5.5%	88,404	5.5%
2019	375	3,321	4.7%	4.5%	74,318	4.6%
2020	330	2,793	4.0%	3.8%	66,890	4.1%
2021	341	3,188	4.5%	4.4%	79,545	4.9%
2022 and thereafter	1,095	17,052	24.4%	23.5%	301,457	18.9%
Vacant	N/A	2,806	N/A	3.8%	N/A	N/A

Total	15,218	73,003	100%	100%	1,613,019	100%

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants
Equity One

United States

Florida, Georgia, Louisiana, North Carolina and four other states in the southeastern U.S., California, Arizona, Connecticut and the metropolitan areas of Boston, Massachusetts, and New York City.

Bed Bath & Beyond, Costco, CVS Pharmacy, The Gap Inc., Kroger, LA Fitness, Office Depot, Publix, Supervalu, and TJ Maxx.

First Capital

Canada

Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City

Canadian Tire, CIBC, Loblaws, Metro, RBC Royal Bank, Shoppers Drug Mart, RONA, Sobey’s, TD Canada Trust, and Walmart

Citycon	Northern Europe Finland, Sweden, Denmark, Estonia and Lithuania	ICA, H&M, Kesko Corp., S-Group, and Stockman

Atrium	Central and Eastern Europe Poland, the Czech Republic, Hungary, Russia, Slovakia, Romania and Latvia	Ahold, LPP, Metro Group, Spar, and Tengelmann Group

Gazit Germany	Germany	Aldi, Edeka, HIT, Kaisers’ and Rewe

Gazit Development	Israel	Cinema City, Homecenter, Eden Teva Market, Shufersal and Superpharm

Gazit Brazil	Brazil Sao Paulo and Rio Grande do Sul	CBD (Pão de Açucar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, McDonald’s, Renner, and Supermercado Nacional (Walmart)

Most of our shopping centers in the United States and Canada are located in suburban areas and have large supermarkets or retailers as the anchor, with outdoor parking areas and many smaller shops that depend on the traffic generated by the anchor. They attract and cater to residents of an expanded or expanding population area. On the other hand, our shopping centers in Europe, more typically in the Nordic region, and in Brazil are anchored by hypermarkets which combine the function of both grocery stores and retailers. They tend to be located in cities and are comprised of one or more buildings forming a complex of retail-oriented shops with indoor parking garages. Consequently, our properties in the Nordics tend to have higher asset values and rental rates per square foot compared to our North American properties.

Medical Office Buildings

ProMed

Through our wholly-owned subsidiary, ProMed, we own and manage medical office buildings in the United States. Among our properties are medical and research office buildings, located mostly in or in proximity to hospitals and university campuses, including Hackensack University Medical Center, University of Pennsylvania/Children’s Hospital of Philadelphia, the Tufts Medical Center Campus in Boston, and MedStar Health’s Union Memorial Hospital near the Johns Hopkins Campus in Baltimore.

As of December 31, 2012, ProMed had 16 income-producing properties, with a GLA of approximately 1.5 million square feet, which were recorded on our balance sheet at the total value of U.S.$ 547 million. For the year ended December 31, 2012 and the year ended December 31, 2011, these properties generated revenue in the amount of U.S.$ 50 million and U.S.$ 40 million, respectively. As of December 31, 2012, the occupancy rate of ProMed’s properties was 96.3%.

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

In addition, as noted above in “Information on the Company—History and Development of the Company,” in August of 2012, First Capital has acquired and integrated the medical office buildings in Canada that we previously owned through ProMed Canada.

Development and Construction of residential projects in Israel and Eastern Europe

We are engaged in the development, management and construction of real estate projects in Israel and in Eastern Europe through Gazit Development’s investment in U. Dori Group Ltd., a public company listed on the TASE. Gazit Development holds 100% of the share capital and voting rights in Acad, which engages mainly in holding, directly and indirectly, as of December 31, 2012, 73.9% of the share capital and voting rights in U. Dori Group Ltd. We refer to U. Dori Group Ltd. and its subsidiaries, including U. Dori Construction Ltd. (71.2% of which is owned by Dori Group as of December 31, 2012) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as the Dori Group. The Dori Group’s primary businesses are the development and construction primarily of real estate projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is working towards the construction and operation of a private power station, which will be fueled by natural gas in Ashkelon, located in the southern coastal region of Israel.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is U.S.$ 110 million and through December 31, 2012 we invested U.S.$ 94.2 million. As of December 31, 2012, Hiref had entered into investment agreements for thirteen projects with a total investment commitment of U.S.$ 528 million and has invested U.S.$ 524 million in those projects. For more details, please refer to Note 11 of our audited consolidated financial statements included elsewhere in this annual report.

Marketing

From time to time we use various marketing channels for the purpose of leasing our properties, principally advertising at the relevant property location; ongoing contacts with realty brokers; advertising concentrated on local and industry media; participation in sector-orientated exhibitions and conventions; posting lists of available properties on our websites and the employment of staff whose principal roles are the marketing and leasing of our properties. The cost of such marketing activities has not been and is not expected to be material to us.

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

We were incorporated in May 1982. As discussed above, we operate our business through subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2012:

First Capital Reality (FCR)
45.6%
Canada
Equity One (EQY)
45.5%
ProMed Properties
100%
USA
Gazit Brazil
100%
Brazil
Citycon (CTY)
48.8%
Atrium European Real Estate (ATR)
[1]34.5%
Gazit Germany
100%
Europe
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75.0%
Israel
73.9%
U.Dori Group Ltd.
GAZIT-GLOBE

(1)	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of Atrium as of December 31, 2012.

For the country of incorporation of each subsidiary, see “Appendix A to Consolidated Financial Statements–List of Group Investees as of December 31, 2012.”

Our public subsidiaries are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company’s most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Chairman of our Board serves as the Chairman of the Board of each of our major public subsidiaries—Equity One, First Capital, Citycon and of our affiliate Atrium—and our Executive Vice Chairman of the Board, Dor J. Segal, serves on the boards of three of our public subsidiaries—Equity One, First Capital and Dori Group. Other individuals affiliated with us also serve on the boards of our public subsidiaries. As public companies, our public subsidiaries are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. We are also active in seeking, and assisting our public subsidiaries in engaging, experienced executive management. Beyond providing oversight and guidance through our board representation, the level of our involvement with each public subsidiary varies based on each subsidiary’s general business needs, with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

D.	Property, Plants and Equipment

Our Properties

We own interests in more than 620 properties in over 20 countries. The following tables summarize our properties as of December 31, 2012:

	As of December 31, 2012				Year Ended December 31, 2012						As of December 31, 2012
Region	Total No. of Properties (1)	Gazit- Globe’s Ownership Interest	GLA (1)	Occupancy	Rental Income (2)		Percent of Rental Income	Net Operating Income (2)		Same Property NOI Growth (3)	Fair Value (4)(5)
	(thousands of sq. ft.)				(U.S.$ in thousands)			(U.S.$ in thousands)			(U.S.$ in thousands)
Shopping Centers
United States (6)(7)	167	45.5%	20,508	92.1%	337,704		19%	245,971		3.3%	3,680,169
Canada (8)	169	45.6%	24,081	95.6%	599,314		33%	382,081		1.4%	6,475,972
Northern Europe	78	48.8%	10,773	95.7%	317,553		18%	215,092		4.9%	3,579,015
Central and Eastern Europe (1)	156	34.5%	13,402	97.4%	354,734		20%	240,601		7.3%	2,880,569
Germany	7	100.0%	1,086	92.5%	22,183		1%	14,878		(5.0%)	249,736
Israel (9)	11	75.0%	1,437	98.6%	54,136		3%	40,552		3.5%	625,424
Brazil	3	100.0%	252	90.1%	8,286		—	4,342		—	81,733

Healthcare
Properties
Medical office (10)	16	100%	1,464	96.3%	66,469		4%	46,374		3.3%	547,491

Other Properties
Land for future development	—	—	—	—	—		—	—		—	943,282
Properties under development (11)	10	—	—	—	—		—	—		—	530,149
Other (1)	5	—	289	—	35,023		2%	15,890		—	79,741

Total	622	N/A	73,292	95.0%	1,795,402	(13)	100%	1,205,781	(14)	3.9%	19,673,281	(12)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe reflect 100% of the number of properties and GLA of Atrium. Gazit-Globe jointly controls Atrium and Atrium is accounted for using the equity method in Gazit-Globe’s financial statements pursuant to IFRS 11. Amounts in “Other” are derived overwhelmingly from Royal Senior Care (205 thousand sq. ft).
(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2012 (U.S.$ 1.00 = NIS 3.733).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes redevelopment and expansion.

(4)	Investment properties are measured initially at cost, including costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, as well as brokerage fees relating to agreements to lease the property and other lease-up costs. Fair value of investment property was determined by accredited independent appraisers with respect to 64% of such investment properties during the year ended December 31, 2012 in fair value terms (45% of which were performed at December 31, 2012). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 40% of such investment properties during the year ended December 31, 2012 in fair value terms (17% of the valuations were performed at December 31, 2012). In each case, the remainder of the valuations was performed by management of our subsidiaries including by internal professional appraisers. In determining fair value of investment property and investment property under development, the appraisers and our management used either (1) the comparative method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the discounted cash flow method (less cost to complete and developer profit in the case of investment property under development, also referred to as the residual method) or (3) the income capitalization approach.
(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes 100% of the fair value of the properties of Atrium and Royal Senior Care each of which is presented according to the equity method in Gazit-Globe’s financial statements with respect to the year ended December 31, 2012.
(6)	As of December 31, 2012, includes seven office, industrial, residential and storage properties.
(7)	Occupancy data excludes the occupancy of seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 91.7%.
(8)	Includes medical office buildings held by ProMed Canada which were sold to First Capital in the third quarter of 2012.
(9)	Israel includes one income-producing property in Bulgaria.
(10)	Our medical office buildings are held through ProMed, our wholly-owned subsidiary. Rental income includes an amount of U.S.$ 14,753 thousand with respect to Gazit America for the period ended on August 8, 2012, the date ProMed Canada was sold to First Capital.
(11)	As of December 31, 2012, total GLA under development was 2.3 million square feet.
(12)	This amount would be approximately NIS 76.5 billion (U.S.$ 20.5 billion) if it included 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting, approximately U.S.$ 4.4 billion of this amount is not recorded in our financial statements. The approximately
U.S.$ 4.4 billion includes Atrium and Royal Senior Care, which however, are included in the table (see note 5 above). This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2012: NIS 55,465 million (U.S.$ 14,858.0 million) of investment property, NIS 2,806 million (U.S.$ 751.7 million) of investment property under development, NIS 1,482 million (U.S.$ 397.0 million) of assets classified as held for sale and NIS 187 million (U.S.$ 50.1 million) of fixed assets, net, but excludes furniture, fixtures and other equipment.
(13)	This amount includes our rental income from our joint ventures Atrium and Royal Senior Care in the amount of U.S$ 389.4 million.
(14)	This amount includes our net operating income from our joint ventures Atrium and Royal Senior Care in the amount of U.S$ 256.5 million.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2012, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

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

A. Operating Results

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our more than 620 properties have a GLA of approximately 73 million square feet and are geographically diversified across over 20 countries. We operate properties with a total value of approximately U.S.$ 20.5 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, approximately U.S.$ 4.4 billion of which is not recorded in our financial statements) as of December 31, 2012. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in densely-populated areas with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2012, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada and Citycon in Northern Europe. We also jointly control Atrium in Central and Eastern Europe with another party. Additionally, we own and operate medical office buildings in North America through private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries.

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

We intend to continue to prudently expand into new high growth markets in politically and economically stable countries with compelling demographics and other high growth necessity-driven asset types that generate strong and sustainable cash flow, using our experience developed over the past 20 years in entering new markets and through our thorough knowledge of local markets. We will use this experience and knowledge to continue to assess opportunities, including the establishment of new necessity-driven real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets.

We also intend to divest non-core properties and allocate our capital. During 2012, our subsidiary Royal Senior Care sold the majority of its assets in addition to our sale of other lower-tier secondary-market assets. We recycled this capital to make new core acquisitions in high-density urban markets and to deleverage our balance sheet.

In addition, we intend to continue to identify opportunities in the healthcare real estate sector, predominantly in medical office buildings as we believe that this class of real estate investment is less sensitive to economic cycles than commercial real estate in general and that there will be continued growth in demand for healthcare services, particularly in North America.

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2012, 2011 and 2010, rental income represented 75%, 82% and 100% of our total revenues, respectively (79%, 81%, 82%, respectively, assuming full consolidation of jointly-controlled entities). Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

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

•

Scheduled lease expirations. As of December 31, 2012, leases representing 11.7% and 10.6% of the GLA of our properties will expire during 2013 and 2014, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases (including of equity-accounted joint ventures), whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

•

Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2012 were impacted by the acquisition of 30 properties and the disposition of 34 properties across our markets, including 12 senior housing facilities by Royal Senior Care, decreasing our GLA in a net amount of 0.8 million square feet. Similarly, our results of operations for the year ended December 31, 2011 were impacted by the net disposition of six shopping centers and medical office buildings across our markets which nevertheless resulted in a net increase in total GLA of approximately 3.1 million square feet, including the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture with a subsidiary of Capital Shopping Centers Group PLC (“CSC”). In addition, our results of operations for the year ended December 31, 2010 were impacted by the net acquisition of 14 shopping centers and medical office buildings across our markets with total GLA of approximately 1.5 million square feet.

•

Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the year ended December 31, 2012, we completed the development and redevelopment of properties representing 1.6 million square feet of GLA. For the year ended December 31, 2011, we completed the development and redevelopment of properties representing 0.6 million square feet of GLA. For the year ended December 31, 2010, we completed the development and redevelopment of properties representing 1.2 million square feet of GLA.

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

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2010, valuation gains from investment property and investment property under development were NIS 0.9 billion. For the year ended December 31, 2011, valuation gains from investment property and investment property under development were NIS 1.7 billion. For the year ended December 31, 2012, valuation gains from investment property and investment property under development were NIS 1.9 billion (U.S.$ 512 million).

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

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries and affiliates have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “adjustments from translation of financial statements”. The translation resulted in the inclusion in our statement of comprehensive income (loss) of a loss of NIS 1.3 billion in 2010, a gain of NIS 1.1 billion in the year ended December 31, 2011, and loss of NIS 0.4 billion for December 31, 2012 (U.S.$ 113 million). In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts in respect of liabilities. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

Shopping Centers

United States. In the United States, we acquire, develop and manage shopping centers through our subsidiary Equity One, which is a REIT listed on the New York Stock Exchange. Equity One’s properties are located primarily in the southeastern United States, mainly in Florida, Georgia and Louisiana, in the northeastern United States mainly in New York, in Boston, Massachusetts and Connecticut and on the west coast of the United States, mainly in California.

	As of December 31,
	2010	2011	2012
Our economic interest in Equity One (1)	40.9%	43.4%	45.5%
Shopping centers (2)	180	157	160
Other properties (3)	6	7	7
Properties under development (2)	1	1	1
GLA (millions of square feet) (2)	20.6	19.5	20.5
Occupancy rate (4)	90.3%	90.7%	92.1%
Average annualized base rent (U.S.$ per sq. ft.)	12.38	13.97	14.58

(1)	Reflects our 31.2% direct interest and our share of Gazit America’s 14.0% interest in Equity One as of December 31, 2010, our 34.1% direct interest and our share of Gazit America’s 12.7% interest in Equity One as of December 31, 2011, and our 45.5% direct interest in Equity One as of December 31, 2012.
(2)	Includes properties of equity-accounted joint ventures.
(3)	Comprised of office, industrial, residential and storage properties.
(4)	Excludes six office, industrial, residential and storage properties as of December 31, 2010, seven office, industrial, residential and storage properties as of December 31, 2011 and 2012. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 89.4% as of December 31, 2010, 90.3% as of December 31, 2011, and 91.7% as of December 31, 2012.

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,065	1,236	1,261	338
Net operating income	775	883	918	246
Increase (Decrease) in value of investment property and investment property under development, net	(174)	(29)	531	142
Same property NOI growth (%)	(0.5)	1.3	3.3	N/A

The increase in Equity One’s rental income to NIS 1,261 million (U.S.$ 338 million) for the year ended December 31, 2012 from NIS 1,236 million for the year ended December 31, 2011 was driven primarily by a higher average U.S.$/NIS exchange rate in the year 2012 compared to the year 2011, offset by a decrease of revenues from dispositions of the DIM properties in 2011. The increase in Equity One’s rental income to NIS 1,236 million for the year ended December 31, 2011 from NIS 1,065 million for the year ended December 31, 2010 was driven primarily by properties acquired in 2010 and 2011 (including the CapCo transaction that was completed January 4, 2011).

The following table summarizes Equity One’s leasing activities for the years ended December 31, 2010, 2011, and 2012.

	Year Ended December 31,
	2010	2011	2012
Renewals
Number of leases	312	431	274
GLA leased (square feet at end of period, in thousands)	1,058	1,655	948
New contracted rent per leased square foot (U.S.$)	18.86	13.47	17.67
Prior contracted rent per leased square foot (U.S.$)	19.33	13.72	16.55
New Leases
Number of leases	190	228	207
GLA leased (square feet at end of period, in thousands)	709	685	720
Contracted rent per leased square foot (U.S.$)	11.12	14.35	17.52
Total New Leases and Renewals
Number of leases	502	659	481
GLA leased (square feet at end of period, in thousands)	1,767	2,340	1,668
Contracted rent per leased square foot (U.S.$)	15.75	13.73	17.61
Expired Leases
Number of leases (1)	320	326	199
GLA of expiring leases (square feet at end of period, in thousands)	1,034	897	772

(1)	Excludes developments and non-retail properties.

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

In 2012, while the economic situation in most of the markets in which Equity One operated continued to improve and the latter has begun to see increased interest from small store tenants, macro-economic challenges, such as volatility in consumer confidence and high unemployment rates, have adversely affected many retailers and the retail sales of many regional and local tenants across many markets.

Most of Equity One’s shopping centers have anchor tenants that sell consumer goods (such as supermarkets, pharmacies and discount chain stores), and that are therefore less sensitive to economic cycles. However, other tenants, mainly small stores, are more sensitive to economic cycles due to their increased exposure to declines in sale volumes and reduced access to capital, and, accordingly, requested that their lease terms be adjusted, while others were forced to discontinue their operations.

While Equity One’s management expects to see continued gradual improvement in economic conditions in 2013, it also expects the rate of economic recovery to vary across the regions in which it operates. Volatile consumer confidence, increasing competition from larger retailers, internet sales and limited access to capital have continued to pose challenges for small shop tenants, particularly in the Southeast and North and Central Florida. Equity One’s management believes that the continued diversification of its portfolio, including the reinvestment of proceeds from dispositions into higher quality assets, should continue to help to mitigate the impact on its business of these challenges and it further anticipates that its same-property portfolio occupancy will increase by 50 to 100 basis points in 2013 and that its same-property net operating income for 2013 will experience an increase as compared to 2012, ranging from 2% to 3%.

Canada. In Canada, we acquire, develop and manage income-producing properties, comprised mostly of shopping centers, through our subsidiary First Capital, which is listed on the Toronto Stock Exchange. First Capital’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2010	2011	2012
Our economic interest in First Capital	48.8%	50.5%	45.6%
Income-Producing Properties (1)	159	162	169
Properties under development	3	7	6
GLA (millions of square feet)	21.6	23.0	24.1
Occupancy rate	96.4%	96.2%	95.6%
Average annualized base rent (C$ per sq. ft.)	16.35	16.81	17.51

(1)	Prior periods have been revised to conform to current period presentation.

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,718	1,893	2,237	599
Net operating income	1,114	1,223	1,426	382
Increase in value of investment property and investment property under development, net	633	1,684	1,103	295
Same property NOI growth (%) (1)(2)(3)	3.0	2.0	1.4	N/A

(1)	In 2010 including expansion and development, same property NOI growth was 3.4%.
(2)	In 2011 including expansion and development, same property NOI growth was 2.5%.
(3)	In 2012 including expansion and development, same property NOI growth was 2.3%.

The increase in First Capital’s rental income to NIS 2,237 million (U.S.$ 599 million) for the year ended December 31, 2012 from NIS 1,893 million from the year ended December 31, 2011 was driven primarily by increase in base rent and recoveries from tenants as a result of net acquisitions and developments coming on line, as well as increases in rental rates due to step-ups and lease renewals. The increase in First Capital’s rental income to NIS 1,893 million (U.S.$ 507 million) for the year ended December 31, 2011 from NIS 1,718 million for the year ended December 31, 2010 was driven primarily by an increase in GLA due to the acquisition of additional properties and the completion of development of new properties, as well as an increase in rental rates.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2010, 2011, and 2012.

	Year Ended December 31,
	2010	2011	2012
Renewals
Number of leases	305	325	393
GLA leased (square feet at end of period, in thousands)	858	1,402	1,301
New contracted rent per leased square foot (C$)	19.94	15.73	18.65
Prior contracted rent per leased square foot (C$)	17.92	14.31	16.95
New Leases
Number of leases	282	369	425
GLA leased (square feet at end of period, in thousands)	786	1,120	1,407
Contracted rent per leased square foot (C$)	20.26	21.78	21.47
Total New Leases and Renewals
Number of leases	587	694	818
GLA leased (square feet at end of period, in thousands)	1,644	2,522	2,708
Contracted rent per leased square foot (C$)	20.09	18.42	20.11
Expired Leases
Number of leases	244	300	290
GLA of expiring leases (square feet at end of period, in thousands)	557	1,022	947

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

In addition, First Capital currently has two residential properties under development, comprising 899 residential units (through a 50% stake in a joint venture with a third party that focuses on the residential property development) of which, as of December 31, 2012, 433 residential units have been sold.

As of December 31, 2012, Canada’s economy was growing at a moderate pace, and is feeling the uncertainty of the slow growth of the world’s major economies, especially due to the lingering effects of the debt crisis in the U.S. and in Europe. In addition, the capital and debt markets are accessible, but are volatile at times, mostly due to factors external to the Company and to the Canadian economy. In addition, the introduction of major American retail chains into the Canadian retail market serves as a catalyst for the growth of the retail tenants in most of the areas in which First Capital operates in and is expected to increase competition in the field.

For the year ended December 31, 2012, First Capital’s gross new leasing including development and redevelopment space totaled 1,407,000 square feet. Renewal leasing totaled 1,301,000 square feet with a 10.0% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$ 17.40 at December 31, 2012 before acquisitions from C$ 16.81 at December 31, 2011 as a result of leasing and development activity. During 2012, First Capital acquired properties with gross leasable area totaling 2,300,000 square feet with an average lease rate of C$ 16.94, bringing the average in place rent to C$ 17.51 per square foot at year end. Compared to the year ending December 31, 2011, average lease rate per occupied square foot increased by 4.2%.

During 2012, new term leases on existing space averaged C$ 18.92 per square foot, and renewals averaged C$ 18.65 per square foot. Newly developed space was leased at an average rate of C$ 25.24 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$ 21.50 to C$ 23.50 per square foot range. Newly developed commercial retail unit and pad space would be higher than this range, with anchor and grocery store leases being below this range.

First Capital intends to continue carrying out selective acquisitions of strategic properties and properties adjacent to its existing properties, as well as selective sales of properties that are not part of its core business, as well as to continue its development activity.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the Helsinki Stock Exchange. Citycon operates primarily in Finland, as well as in Sweden, Denmark, Estonia and Lithuania. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2010	2011	2012
Our economic interest in Citycon	47.3%	48.0%	48.8%
Shopping centers	80	78	78
Properties under development	3	2	–
GLA (millions of square feet)	10.1	10.7	10.8
Occupancy rate	95.1%	95.5%	95.7%
Average annualized base rent (Euro per sq. ft.)	20.84	21.95	23.06

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	971	1,081	1,185	317
Net operating income	631	720	803	215
Increase (decrease) in value of investment property and investment property under development, net	248	(177)	117	31
Same property NOI growth (%)	(0.3)	3.8	4.9	N/A

The increase in Citycon’s rental income by 9.6% for the year ended December 31, 2012 compared to the year ended December 31, 2011 was a result of the active redevelopment of retail properties and acquisitions of additional properties.

The increase in Citycon’s rental income by 11.3% for the year ended December 31, 2011 compared to the year ended December 31, 2010 was a result of the active redevelopment of retail properties and acquisitions of additional properties as well as an increase in rental rates.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2010, 2011, and 2012.

	Year Ended December 31,
	2010	2011	2012
Renewals
Number of leases	161	213	137
GLA leased (square feet at end of period, in thousands)	727	888	442
New contracted rent per leased square foot (EUR)	20.9	24.9	27.0
Prior contracted rent per leased square foot (EUR)	N/A	28.2	27.1
New Leases
Number of leases	628	569	655
GLA leased (square feet at end of period, in thousands)	999	1,018	1,078
Contracted rent per leased square foot (EUR)	19.2	19.4	21.1
Total New Leases and Renewals
Number of leases	789	782	792
GLA leased (square feet at end of period, in thousands)	1,726	1,906	1,520
Contracted rent per leased square foot (EUR)	19.9	22.0	22.8
Expired Leases
Number of leases	1,279	877	1,064
GLA of expiring leases (square feet at end of period, in thousands)	2,052	2,005	1,615

According to most of the agreements signed between Citycon and its tenants, these tenants undertake to pay, in addition to rent, management fees to cover operating costs which Citycon incurs in maintaining the property. In addition, Citycon has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of Citycon’s total rental revenues. Lease agreements with Citycon’s anchor tenants are mostly for long periods of 10 and even 20 years, while with smaller tenants the lease agreements are mostly for periods of three to five years. Citycon also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of 3 to 12 months.

The year ending December 31, 2012 was characterized by financial uncertainty, although positive developments were seen in the form of increases in retail commerce in the markets in which Citycon operates. Due to the worsening of the European debt crisis during the course of the year, uncertainty increased and the instability in the European financial markets continued to affect the cost and availability of credit.

In 2012, retail sales in the Nordic countries increased, as did the CPI (both indices affect Citycon’s operations). In addition, Sweden and Finland recorded low unemployment rates relative to the average rate in the Eurozone, while in the Baltic countries the unemployment rate remained high.

During the year ended December 31, 2012, Citycon’s occupancy rate, calculated by the economic method on a rental income basis, increased to 95.7%. The market rents for retail premises increased moderately and even fell in some areas. The average rent level of new lease agreements made during the year increased compared to the previous year.

The average rent of the leases that began in 2012 was EUR 22.8/sq. ft. and the average rent of the leases that ended in 2012 was EUR 20.7/sq. ft. More specifically, in Finland, the average monthly rent rose during 2012 from EUR 23.4/sq. ft. to EUR 23.8/sq. ft., and the occupancy rate rose to 95.3% from 94.1%; in Sweden, during 2012, the monthly average rent rose from EUR 19.2/sq. ft. to EUR 21.5/sq. ft., while the occupancy rate decreased to 94.7% from 97.0%, mainly due to a bankruptcy of a local department store during the third quarter.

Citycon’s management believes that, as a whole, its existing rental rates correspond well to the current rental market, especially in both Finland and Sweden. Finally, in the Baltic countries, several lease agreements still have rental discounts but since retail sales have improved, their proportion has decreased. Citycon’s management, however, still believes that there is a risk that some leases may be renewed at rental rates that correspond with the current, discounted rates.

Central and Eastern Europe. In Central and Eastern Europe, we acquire, develop and manage shopping centers through Atrium, which is listed on the Euronext Stock Exchange, Amsterdam and on the Vienna Stock Exchange. Atrium operates primarily in Poland, the Czech Republic and Russia, as well as Hungary, Slovakia, Romania and Latvia. The following data is presented on a 100% basis.

	As of December 31,
	2010	2011	2012
Our economic interest in Atrium	30.0%	31.6%	34.5%
Shopping centers	153	155	156
Properties under development	3	3	1
GLA (millions of square feet)	12.2	13.0	13.4
Occupancy rate	94.7%	97.3%	97.4%
Average annualized base rent (Euro per sq. ft.)	13.84	12.80	13.09

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,068	1,198	1,324	355
Net operating income	666	771	898	241
Increase (decrease) in value of investment property and investment property under development, net	153	385	(25)	(7)
Same property NOI growth (%)	8.9	8.6	7.3	N/A

The increase in Atrium’s rental income by 10.5% for the year ended December 31, 2012 compared to the year ended December 31, 2011 was a result of properties acquisitions mainly in Poland and in Czech Republic, rental indexation and reduction in the level of temporary discounts previously granted to tenants.

The increase in Atrium’s rental income by 12.2% for the year ended December 31, 2011 compared to the year ended December 31, 2010 was a result of properties acquisitions, higher occupancy, higher rental rates and rental indexation.

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI. As of December 31, 2008, we and CPI jointly controlled 27.2% of the voting rights in Atrium and our economic interest was 8.2%. In January and September 2009, we and CPI made a further investment in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of our convertible debentures and warrants. As of December 31, 2010, our economic interest was 30.0% (29.8% on a fully diluted basis) of the share capital of Atrium and together with CPI we jointly controlled 49.6% of the voting rights in Atrium and had a 49.5% economic interest. As of December 31, 2011 our economic interest in Atrium increased to 31.6% and together with CPI we jointly controlled 51.0% of the voting rights in Atrium while as of December 31, 2012 our economic interest in Atrium increased to 34.5% and together with CPI we jointly controlled 53.9% of the voting rights in Atrium. For the years ended December 31, 2008 and 2009 we accounted for our interest in Atrium using the equity method. For the years ended December 31, 2010, December 31, 2011 and December 31, 2012, due to the early adoption of IFRS 11, we continue accounting for our interest in Atrium using the equity method.

The following table summarizes Atrium’s leasing activities for the years ended December 31, 2010, 2011 and 2012.

	Year Ended December 31,
	2010	2011	2012
Renewals
Number of leases	328	401	394
GLA leased (square feet at end of period, in thousands)	549	666	1,720
New contracted rent per leased square foot (EUR)	15.94	17.38	13.20
Prior contracted rent per leased square foot (EUR)	16.23	17.48	13.90
New Leases
Number of leases	461	506	565
GLA leased (square feet at end of period, in thousands)	794	1,338	1,084
Contracted rent per leased square foot (EUR)	11.24	11.10	17.37
Total New Leases and Renewals
Number of leases	789	907	959
GLA leased (square feet at end of period, in thousands)	1,343	2,004	2,804
Contracted rent per leased square foot (EUR)	13.16	13.18	14.82
Expired Leases
Number of leases	545	611	613
GLA of expiring leases (square feet at end of period, in thousands)	932	863	929

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant’s income increases.

The year ending December 31, 2012 was challenging economically across Europe, including in Central and Eastern Europe. Nonetheless, and notwithstanding the variance between the different countries, the performance of Central and Eastern Europe continued to exceed that of Western European countries in terms of economic robustness, driven mainly by strong local demand. Furthermore, although during 2012 credit terms across Central and Eastern Europe grew increasingly strict, liquidity was not affected at all and national financial stability remained strong. Nonetheless, the external pressure of the weak international economy and, in particular, the European economy, did affect the performance of Central and Eastern European countries, including as a result of the adoption of austerity plans. In addition, in light of the economic uncertainty created as a result of the Eurozone crisis, investment activity in retail property markets in Central and Eastern European countries remained stagnant.

A focus on operational efficiency in shopping center management resulted in an increase in Atrium’s operating margin and NOI, while a strategy of introducing turnover rent clauses as a condition for providing short-term rental discounts during the financial crisis had a positive impact on gross and same property rental income. In particular, Atrium’s NOI increased 17.1% from EUR 154.9 million for the year ended December 31, 2011 to EUR 181.3 million for the year ended December, 31 2012. Occupancy rates increased from 97.3% at the end of 2011 to 97.4% at the end of 2012, and same property NOI grew by 7.3% to EUR 148.8 million for the year ended December 31, 2012 compared to EUR 138.7 million for the year ended December 31, 2011.

Atrium’s management believes that its current rental rates are in line with market rates, with potential for increases through indexation.

Germany. We acquire, develop and manage shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,
	2010	2011	2012
Shopping centers	6	6	6
Other properties	—	1	1
GLA (millions of square feet)	1.1	1.1	1.1
Occupancy rate	93.0%	93.0%	92.5%
Average annualized base rent (Euro per sq. ft.)	13.15	13.04	13.60

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	78	80	83	22
Net operating income	56	59	56	15
Increase (decrease) in value of investment property and investment property under development, net	2	(13)	(38)	(10)
Same property NOI growth (decrease) (%)	5.3	3.5	(5.0)	N/A

Israel. In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2010	2011	2012
Our economic interest in Gazit Development	75%	75%	75%
Shopping centers	12	11	11
Properties under development	2	1	1
GLA (millions of square feet)	1.4	1.4	1.4
Occupancy rate	97.0%	99.0%	98.6%
Average annualized base rent (NIS per sq. ft.)	100.06	105.26	108.14

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	157	193	202	54
Net operating income	117	149	151	40
Increase in value of investment property and investment property under development, net	199	224	35	9
Same property NOI growth (%)	7.2	7.2	3.5	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,
	2010	2011	2012(1)
Shopping centers	4	4	3
Properties under development	—	—	1
GLA (millions of square feet)	0.4	0.4	0.3
Occupancy rate	89.0%	92.9%	90.1%
Average annualized base rent (BRL per sq. ft.)	35.7	43.4	52.4

(1)	The information as of December 31, 2012 excludes one shopping center that is not occupied (except for an immaterial portion) and which the Company has intentions of redeveloping. This shopping center was included in the information of the year 2011, in which an anchor tenant vacated, except with respect to the occupancy rate for that year.

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions)			(U.S.$ in millions)
Rental income	16	34	31	8
Net operating income	15	29	16	4
Increase (decrease) in value of investment property and investment property under development, net	29	(18)	58	16

Healthcare Properties

Medical Office Buildings

ProMed. We own and operate medical office buildings in the United States through ProMed, our wholly-owned subsidiary. We fully consolidate the results of ProMed.

	As of December 31,
	2010	2011	2012
Medical office buildings	12	15	16
GLA (millions of square feet)	1.05	1.4	1.5
Occupancy rate	95.6%	95.9%	96.3%
Average annualized base rent (U.S.$ per sq. ft.)	27.30	29.97	30.31

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions)			(U.S.$ in millions)
Rental income	127	145	193	52
Net operating income	91	103	142	38
Increase (decrease) in value of investment property and investment property under development, net	(2)	(3)	83	22

Other Businesses

Dori Group. Gazit Development holds, through Acad, 73.9% of the share capital and voting rights of U. Dori Group Ltd., a company listed on the TASE. Prior to April 17, 2011, Gazit-Globe held 36.9% of U. Dori Group Ltd. and on April 17, 2011, it increased its holding in U. Dori Group Ltd. to 73.8% by acquiring the outstanding remaining 50% interest in Acad that it did not previously own. In June 2011, Gazit-Globe sold 100% of Acad, which held a 73.8% interest in U. Dori Group Ltd., to Gazit Development. In October 2011, Dori Group announced that it had been informed by Gazit Development that Gazit Development was making initial inquiries with the goal, among other things, of considering ways to make the business of Dori Group and Gazit Development more efficient, including restructuring, combining operations or bringing in new partners. These considerations are currently at an early stage and neither company has made any definitive determination with respect to these matters. Dori Group is primarily engaged in the initiation and construction of real estate projects in Israel and Eastern Europe. Gazit-Globe jointly controlled Dori Group during the year ended December 31, 2010 and the period ended April 17, 2011 and accounted for its results for these periods using the equity method. The following data for 2010 and for the period ended on April 17, 2011 is presented using the equity method. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

	Year Ended December 31,
	2010	2011	2012	2012
	(NIS in millions)f			(U.S.$ in millions)
Revenues from sale of buildings, land and construction works performed (1)	1,180	1,356	1,749	469
Gross profit (1)	102	59	84	23

(1)	Revenues and gross profit on a 100% basis.

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

Revenues from sale of buildings, land and construction works performed. Such revenues primarily consist of revenues from construction works performed by Dori Group and revenues from the sale of residential apartments by Dori Group.

Cost of buildings sold, land and construction works performed. Cost of buildings sold, land and construction works performed primarily consists of construction works performed and cost of residential apartments sold by Dori Group, including the cost of land, raw materials and subcontractors.

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

Other income. Other income primarily consists of gain from bargain purchase in connection with acquisitions of investees, which results from shares in these investees having been acquired at a price lower than the fair value of the investee’s identifiable net assets, capital gain and gain from dilution of interest in investees.

Other expenses. Other expenses primarily consist of impairment of goodwill and other assets, capital loss, and loss from dilution of interest in investees.

Group’s share in earnings of equity-accounted investees, net. Group’s share in earnings (losses) of equity-accounted investees, net, primarily consists of our share in the net income of Atrium. The remainder of our share in earnings (losses) of equity-accounted investees, net, reflects our share in certain joint ventures, primarily Royal Senior Care and of Equity One and Dori Group with third parties. For purposes of this profit or loss line item, the definition of “Group” excludes jointly-controlled entities.

Finance expenses. Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on derivative instruments, loss from early redemption of debentures and exchange rate differences, net of finance expenses carried to cost of real estate under development.

Finance income. Finance income primarily consists of gain from marketable securities, dividend income, interest income, and revaluation of derivatives.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax benefit or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from changes in corporate tax rates, deferred taxes resulting from changes in the fair value of financial derivatives and current tax expenses.

Year ended December 31, 2012 compared to year ended December 31, 2011

	Year Ended December 31,		Increase	Change (%)	Year Ended December 31, 2012
	2011	2012
	(NIS in millions)				(U.S.$ in millions)
Rental income	4,718	5,249	531	11	1,406
Property operating expenses	1,522	1,705	183	12	457

Net operating rental income	3,196	3,544	348	11	949

Revenues from sale of buildings, land and construction works performed	1,001	1,749	748	75	469
Cost of buildings sold, land and construction works performed	967	1,665	698	72	446

Gross profit from sale of buildings, land and construction works performed	34	84	50	147	23

Gross profit	3,230	3,628	398	12	972
Fair value gain on investment property and investment property under development, net	1,670	1,913	243	15	512
General and administrative expenses	(733)	(648)	(85)	(12)	(174)
Other income	115	164	49	43	44
Other expenses	(110)	(47)	(63)	(57)	(13)
Group’s share in earnings of equity-accounted investees, net	334	299	(35)	(10)	80

Operating income	4,506	5,309	803	18	1,421
Finance expenses	(2,197)	(2,214)	(17)	1	(593)
Finance income	72	120	48	67	32

Income before taxes on income	2,381	3,215	834	35	860
Taxes on income	328	681	353	108	182

Net income	2,053	2,534	481	23	678

Rental Income

The increase of NIS 531 million (U.S.$ 142 million), or 11%, in rental income, or NIS 310 million (U.S.$ 83 million), or 7%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 204 million due to external and internal growth in First Capital; and

•	an increase of NIS 100 million in Citycon primarily from acquisitions and completion of development projects.

Property operating expenses

The increase of NIS 183 million (U.S.$ 49 million), or 12%, in property operating expenses, or NIS 105 million (U.S.$ 28 million), or 6%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 87 million due to the growth in GLA associated with properties acquired in 2011 and 2012.

Property operating expenses, as a percentage of rental income, was 32.5% for the year ended December 31, 2012 compared to 32.3% for the year ended December 31, 2011.

Revenues from sale of buildings, land and construction works performed

The increase of NIS 748 million (U.S.$ 200 million), or 75%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due to:

•	an increase of NIS 321 million due to the initial consolidation of Dori Group since April 17, 2011;

•	an increase of NIS 241 million in revenues from construction works resulting from an increase in the number of construction projects in which Dori Group was engaged compared to the year ended December 31, 2011; and

•	an increase of NIS 186 million due to higher revenues from the sale of apartments compared to the year ended December 31, 2011.

Cost of buildings sold, land and construction works performed

The increase of NIS 698 million (U.S.$ 187 million), or 72%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 300 million due to the initial consolidation of Dori Group since April 17, 2011;

•	an increase of NIS 235 million due to costs arising from an increase in the number of construction projects in which Dori Group was engaged in compared to the year ended December 31, 2011; and

•	an increase of NIS 163 million due to the decrease in the sale of apartments compared to the year ended December 31, 2011.

Fair value gain on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2012, the fair value of our properties increased by NIS 1,913 million (U.S.$ 512 million), due mainly to the net increase in the fair value of First Capital’s and Equity One’s properties. This compares to a fair value gain during the year ended December 31, 2011 of NIS 1,670 million, due mainly to the net increase in the fair value of First Capital’s properties.

General and administrative expenses

The decrease of NIS 85 million (U.S.$ 23 million), or 12%, in general and administrative expenses, or NIS 62 million (U.S. $17 million), or 10%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	a decrease of NIS 103 million due to compensation that the chairman of the board of directors was entitled to with respect to the expiration of his employment agreement in the amount of approximately NIS 60 million and the provision with respect to the 2011 bonus, in the amount of approximately NIS 43 million, which compensation was fully and irrevocably waived but recorded as an expense and a corresponding increase in capital reserve in the year ended December 31, 2011 (in the year ended December 31, 2012, zero); and

offset by:

•	an increase of NIS 24 million primarily due to the initial consolidation of Dori Group since April 17, 2011.

Other income

The increase of NIS 49 million (U.S.$ 13 million), or 43%, in other income, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to increase of NIS 32 million resulting from gain from bargain purchase generated by the purchase of Atrium’s shares in an amount of NIS 134 million in 2012 compared to NIS 76 million gain generated by the purchase of Atrium shares and an NIS 26 million gain from the initial consolidation of Dori Group in 2011, and an NIS 21 million gain resulting from the sale of properties.

Other expenses

The decrease of NIS 63 million (U.S.$ 17 million) or 57% in other expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 was due primarily to a decrease of NIS 38 million in loss of sale of properties and to an impairment of goodwill of NIS 38 million with respect to Citycon recorded in 2011.

Group share in earnings of equity-accounted investees, net

The decrease of NIS 35 million (U.S.$ 9 million) or 10% in Group share in earnings of equity-accounted investees, net, for the year ended December 31, 2012 compared to the year ended December 31, 2011 is comprised mainly of:

•	the Company’s share of Atrium’s earnings in 2012, in an amount of NIS 159 million, compared to NIS 214 million in 2011. The decrease in Atrium’s earnings was due mainly to a devaluation in the fair value on its investment properties (primarily with respect to lands), compared to a revaluation in 2011;

•	the Company’s share of Royal Senior Care’s earnings in the reporting period, in an amount of NIS 63 million (primarily with respect to a capital gain from the sale of 12 senior housing facilities) compared to NIS 15 million in 2011;

•	Equity One’s share in the earnings of its joint ventures in an amount of NIS 53 million, compared to NIS 16 million in 2011; and

•	2011 included the Company’s share of Dori Group’s earnings (through March 31, 2011) in an amount of NIS 30 million.

Finance expenses

The increase of NIS 17 million (U.S.$ 5 million), or 1%, in finance expenses, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 73 million resulting from the increase in the balance of our loans and debentures from an average balance of NIS 34.6 billion in the year ended December 31, 2011 to an average balance of NIS 39.7 billion in the year ended December 31, 2012; offset by a decrease in interest on liabilities with variable interest rates and in the effective interest rate of liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2012 compared to the year ended December 31, 2011;

•	an increase of NIS 133 million due to the loss on early redemption of debentures (primarily in Equity One); and

partially offset by:

•	a decrease of NIS 190 million due to the devaluation of derivatives in the year ended December 31, 2011, primarily with respect to economic currency hedging transactions (in the year ended December 31, 2012, a revaluation was recorded as finance income).

Finance income

The increase of NIS 48 million (U.S.$ 13 million), or 67%, in finance income, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to an increase of NIS 15 million interest income, an increase of NIS 15 million from the realization of investments and from dividend income, a NIS 13 million gain from revaluation of derivatives, primarily with respect to economic currency hedging transactions which was recognized in 2012 (in 2011 we recognized a loss).

Taxes on income

Taxes on income amounted to NIS 681 million (U.S.$ 182 million) in the year ended December 31, 2012 compared to NIS 328 million in the year ended December 31, 2011. This change was due mainly to deferred tax expenses of NIS 656 million primarily with respect to an increase in the value of investment property and investment property under development, compared to deferred tax expenses of NIS 302 million in the year ended December 31, 2011.

Year ended December 31, 2011 compared to year ended December 31, 2010

	Year Ended December 31,		Increase (decrease)	Change (%)
	2010	2011
	(NIS in millions)
Rental income	4,147	4,718	571	14
Property operating expenses	1,341	1,522	181	13

Net operating rental income	2,806	3,196	390	14

Revenues from sale of buildings, land and construction works performed	—	1,001	1,001	N/A
Cost of buildings sold, land and construction works performed	—	967	967	N/A

Gross profit from sale of buildings, land and construction works performed	—	34	34	N/A

Gross profit	2,806	3,230	424	15
Fair value gain on investment property and investment property under development, net	935	1,670	735	79
General and administrative expenses	(569)	(733)	(164)	29
Other income	21	115	94	448
Other expenses	(46)	(110)	(64)	139
Group’s share in earnings of equity-accounted investees, net	171	334	163	95

Operating income	3,318	4,506	1,188	36
Finance expenses	(1,764)	(2,197)	(433)	25
Finance income	525	72	(453)	(86)

Income before taxes on income	2,079	2,381	302	15
Taxes on income	390	328	(62)	(16)

Net income	1,689	2,053	364	22

Rental Income

The increase of NIS 571 million (U.S.$ 153 million), or 14%, in rental income, or NIS 616 million (U.S.$ 165 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 230 million due to growth from the acquisition of properties by Equity One, mainly from the initial consolidation of CapCo;

•	an increase of NIS 166 million due to external and internal growth in First Capital; and

•	an increase of NIS 159 million due to the completion of developments that were begun during 2011.

Property operating expenses

The increase of NIS 181 million (U.S.$ 48 million), or 13%, in property operating expenses, or NIS 195 million (U.S.$ 52 million), or 15%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 121 million due to the growth in GLA associated with properties acquired in 2010 and 2011; and

•	an increase of NIS 56 million in property operating expenses due to higher maintenance costs, higher insurance expense and higher heating and electricity expenses during the year ended December 31, 2011.

Property operating expenses, as a percentage of rental income, was 32.3% for the year ended December 31, 2011 compared to 32.4% for the year ended December 31, 2010.

Revenues from sale of buildings, land and construction works performed

The increase of NIS 1,001 million (U.S.$ 268 million) in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due to the initial consolidation of Dori Group since April 17, 2011.

Cost of buildings sold, land and construction works performed

The increase of NIS 967 million (U.S.$ 259 million) in cost of buildings sold, land and construction works performed, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due to the initial consolidation of Dori Group since April 17, 2011.

Fair value gain on investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2011, the fair value of our properties increased by NIS 1,670 million (U.S.$ 447 million), due mainly to the net increase in the fair value of First Capital’s properties. This compares to a fair value gain during the year ended December 31, 2010 of NIS 935 million, due partly to the net increase in the fair value of First Capital’s and Citycon’s properties.

General and administrative expenses

The increase of NIS 164 million (U.S.$ 44 million), or 29%, in general and administrative expenses, or NIS 167 million (U.S.$ 45 million), or 29%, excluding the impact of currency exchange rates, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 60 million due to compensation that the chairman of the board of directors was entitled to with respect to the expiration of his employment agreement, which compensation was fully and irrevocably waived but recorded as an expense and a corresponding increase in capital reserve;

•	an increase of NIS 27 million in transaction-related costs with respect to acquisitions and investments executed or evaluated by Citycon and by Equity One; and

•	an increase of NIS 32 million primarily due to the initial consolidation of Dori Group since April 17, 2011.

Other income

The increase of NIS 94 million (U.S.$ 31 million), or 81%, in other income, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to NIS 76 million gain from bargain purchase generated by the purchase of Atrium’s shares, a NIS 26 million gain from bargain purchase from the initial consolidation of Dori Group.

Group share in earnings of equity-accounted investees, net

The increase of NIS 163 million (U.S.$ 44 million) or 95% in Group share in earnings of equity-accounted investees, net, for the year ended December 31, 2011 compared to the year ended December 31, 2010 is comprised mainly of:

•	the Company’s share of Atrium’s earnings in 2011, in an amount of NIS 214 million, compared to NIS 135 million in 2010. The increase in Atrium’s earnings were due mainly to a higher revaluation in the fair value on its investment properties in 2011, compared to 2010;

•	Equity One’s share in the earnings of its joint ventures in an amount of NIS 16 million, compared to NIS 2 million in 2010; and

•	2011 included the Company’s share of Dori Group’s earnings (through March 31, 2011) in an amount of NIS 30 million compared to a loss of NIS 5 million in 2010.

Finance expenses

The increase of NIS 433 million (U.S.$ 116 million), or 25%, in finance expenses, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to:

•	an increase of NIS 212 million resulting mainly from the increase in the balance of our loans and debentures from an average balance of NIS 31.8 billion in the year ended December 31, 2010 to an average balance of NIS 34.6 billion in the year ended December 31, 2011 and also from an increase in the interest rate of liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2011 compared to the year ended December 31, 2010; and

•	an increase of NIS 190 million due to the revaluation loss from derivatives, primarily with respect to economic currency hedging transactions (in the year ended December 31, 2010, a revaluation gain was recorded as finance income).

Finance income

The decrease of NIS 453 million (U.S.$ 121 million), or 86%, in finance income, for the year ended December 31, 2011 compared to the year ended December 31, 2010, was due primarily to a NIS 425 million gain from revaluation of derivatives, primarily with respect to economic currency hedging transactions which was recognized in 2010 (in 2011 we recognized a loss).

Taxes on income

Taxes on income amounted to NIS 328 million (U.S.$ 88 million) in the year ended December 31, 2011 compared to NIS 390 million in the year ended December 31, 2010. This change was due mainly to deferred tax expenses in a net amount of NIS 302 million primarily with respect to an increase in the value of investment property and investment property under development offset by deferred tax income on devaluation of financial derivatives, compared to deferred tax expenses of NIS 358 million in the year ended December 31, 2010 also due mainly to an increase in the value of investment property, investment property under development and revaluation of financial derivatives.

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

Our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements in their local markets. We or our wholly-owned subsidiaries have from time to time purchased their equity when they have issued equity in their local public markets. In addition, while Gazit-Globe has not generally made shareholder loans to our principal public subsidiaries and affiliates, Equity One, First Capital, Citycon or Atrium, Gazit-Globe has invested in convertible debentures issued by First Capital, Citycon and Atrium.

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

The long-term capital requirements of our public subsidiaries (other than Dori Group) and affiliates and of Gazit-Globe and its private subsidiaries consist primarily of maturities under long-term debt, development and redevelopment costs and the costs related to growing our business, including acquisitions. Historically, these requirements have been funded through a combination of sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from the recycling of capital.

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, and Atrium. In the year ended December 31, 2012, we received dividend payments in the amount of NIS 675 million (U.S.$ 181 million) from these subsidiaries and interest payments in the amount of NIS 9 million (U.S.$ 2 million) on account of debt securities that we held in Citycon. In 2011, we received dividend payments in the amount of NIS 517 million from these subsidiaries and interest payments in the amount of NIS 44 million on account of debt securities that we held in First Capital and Citycon and a loan to Gazit America. In 2010, we received dividend payments in the amount of NIS 470 million from these subsidiaries and interest payments in the amount of NIS 40 million on account of debt securities that we held in First Capital and Citycon.

Because a significant portion of our operations are conducted through public subsidiaries and affiliates, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries and affiliates.

As of December 31, 2012, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 2.3 billion (U.S.$ 622 million). As of December 31, 2012, we had revolving credit lines on a consolidated basis in the total amount of NIS 9.6 billion (U.S.$ 2.6 billion), of which we had drawn a total of NIS 3.7 billion (U.S.$ 1.0 billion) and had NIS 5.9 billion (U.S.$ 1.6 billion) available for immediate drawdown. In total, our liquid assets and approved unutilized credit facilities as of December 31, 2012 amounted to NIS 8.2 billion (U.S.$ 2.2 billion) on a consolidated basis. As of December 31, 2012, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 37.5 billion (U.S.$ 10.0 billion). Our interest-bearing debt on a consolidated basis was NIS 40.8 billion (U.S.$ 10.9 billion) (excluding NIS 1.2 billion (U.S.$ 321 million) of convertible debentures) as of December 31, 2012.

For information on capital and long-term debt raised subsequent to the Reporting Date, see Note 40 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 1,043 million (U.S.$ 279 million). As of December 31, 2012, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 3.7 billion (U.S.$ 991 million), of which they had drawn a total of NIS 2.1 billion (U.S.$ 563 million) and had NIS 1.6 billion (U.S.$ 427 million) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2012, amounted to NIS 2.6 billion (U.S.$ 0.7 billion) on a consolidated basis. As of December 31, 2012, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 1.7 billion (U.S.$ 455 million). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 15.1 billion (U.S.$ 4.0 billion) as of December 31, 2012.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2012, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 9.7 billion (U.S.$ 2.6 billion) and indebtedness to financial institutions in the aggregate amount of NIS 5.5 billion (U.S.$ 1.5 billion). As of December 31, 2011, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 8.8 billion (U.S.$ 2.3 billion) and indebtedness to financial institutions in the aggregate amount of NIS 5.5 billion (U.S.$ 1.4 billion).

The following table sets forth information regarding the credit facilities to which Gazit-Globe and its private subsidiaries are party as of December 31, 2012:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities(1)	Various	2,226	3.5	1,584	3,810	3.2%
Term Loan	EUR	958	2	N/A	N/A	3.6%
Term Loans	Israeli CPI	337	2.5	N/A	N/A	3.3%
Term Loan	NIS	35	2.9	N/A	N/A	4.8%
Term Loans	U.S.$	286	7.0	N/A	N/A	5.5%
Fixed-Rate mortgages	U.S.$	1,110	5.8	N/A	N/A	5.6%
Floating-Rate mortgages	EUR	536	3.7	N/A	N/A	5.5%

Total		5,488

(1)	On March 19, 2013, the Company and a number of its wholly-owned subsidiaries entered with Bank Leumi le-Israel B.M., and the latter’s American subsidiary into an amendment to the existing credit facility of two of the Company’s wholly-owned subsidiaries. Under the amendment, the credit facility was extended from January 2016 until April 2016 and its terms were conformed to the terms of a second facility between the Company, a wholly-owned subsidiary, the bank and its American subsidiary. Both facilities are secured by the pledge of shares of Equity One and by a guaranty from Gazit-Globe. A cross-default mechanism was established between the two facilities and certain covenants of the facility with the two subsidiaries were amended to including, among other things, a requirement that the percentage of Equity One’s share capital pledged will not fall below 28% and/or will not be pledged to another third-party.

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2012:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/Denominations
	(NIS in millions)	(NIS in millions)
Series A	273	212	6.5%	6.18%	2017	U.S. dollar
Series B	170	153	6-month	2.08%	2016	Euro
			EURIBOR + 2%
Series C	1,022	1,251	4.95%	4.88%	2018	Increase in the Israeli CPI
Series D	2,069	2,421	5.1%	5.02%	2021	Increase in the Israeli CPI
Series E	556	543	6-Month	2.99%	2017	None/NIS
			TELBOR + 0.7%
Series F	854	847	6.4%	6.73%	2016	None/NIS
Series I	1,439	1,668	5.3%	5.58%	2018	Increase in the Israeli CPI
Series J (Secured)	735	850	6.5%	5.76%	2019	Increase in the Israeli CPI
Series K	1,615	1,716	5.35%	4.84%	2024	Increase in the Israeli CPI
Non-listed issued by wholly-owned subsidiary	50	59	4.57%	4.98%	2015	Israeli CPI

Total	8,783	9,720

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development. For further information of the debentures’ terms and maturity table see Note 42B(2) to our financial statements.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, including: (i) maintenance of a ratio of actual drawn credit to value of securities (mainly listed securities of public subsidiaries and affiliates of Gazit-Globe) of 47.5% to 91%, (ii) maintenance of minimum shareholders’ equity excluding non-controlling interests of NIS 3.75 billion for Gazit-Globe, (iii) maintenance of a ratio of net financial debt, value of total assets, based on consolidated financial statements, not in excess of 75%, (iv) maintenance of a ratio of net financial debt, value of total assets, based on an expanded solo basis, not in excess of 77.5%, based on the equity method for investments in investees, (v) a requirement that shareholders’ equity for Atrium (attributable to equity holders of Atrium) not be less than EUR 1.5 billion, (vi) maintenance of a ratio of Atrium’s shareholders equity (excluding non-controlling interests) to total assets of Atrium not be less than 48.5%, (vii) maintenance of a ratio of annual dividend from First Capital shares which are held as collateral, to interest expense on actual drawn credit, over any three consecutive quarters shall not be less than 1.5 (or 1.75, subject to shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%), (viii) maintenance of average quarterly EPRA FFO, calculated according to EPRA, over any two consecutive quarters, above NIS 60 million, (ix) maintenance of a ratio of Citycon’s equity (including capital loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to Citycon’s total assets of not less than 30%, (x) maintenance of a ratio of Citycon’s EBITDA (with certain adjustments) to Citycon’s net financial expenses of not less than 1.6, (xi) maintenance of the percentage of FCR’s shares pledged will be no less that 26% of FCR’s share capital and, if there is another holders of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests in FCR will be no less than 34% of FCR’s share capital and the percentage of FCR’s share pledged to the bank, on a diluted basis as defined in the agreement, shall be no less than 20%, (xii) maintenance of a ratio of First Capital’s net financial debt, with the addition of the leverage that is reflected by the amount utilized bank credit out of the total credit facility, to First Capital’s EBITDA not in excess of 14.2 and not in excess of 13.5 over any three consecutive quarters, (xiii) maintenance of a ratio of First Capital’s EBITDA to First Capital’s financial expenses of not less than 1.75x, (xiv) maintenance of the ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xv) the ratio of Equity One’s EBITDA (as adjusted) to Equity One’s finance expenses shall not be less than 1.65, (xvi) the ratio of the sum of Equity One’s net interest bearing debt and the adjusted amount under the credit facility to Equity One’s EBITDA shall not exceed 14, and/or (xvii) the ratio of the interest bearing debt and the outstanding amount under the credit facility to Equity One’s NOI shall not exceed 13, (xviii) maintenance of the ratio of actual drawn credit to value of securities (pledged Citycon shares which fair value is the average of its market value and net asset value) shall not exceed 70%, (xix) maintenance of the ratio of Citycon shares used as collateral shall not be less than 30% from Citycon’s share capital, (xx) maintenance of the ratio of pledged Equity One shares shall not be less than 20% of Equity One’s share capital on a fully diluted basis and the quantity of shares pledged to the bank and/or not pledged to another party (including shares held by subsidiaries of the Company (directly and indirectly) will be no less than 33%, (xxi) maintenance of the ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%, (xxii) ratio of dividend from Equity One shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters, (xxiii) ratio of Equity One’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion Equity One’s real estate value (by the ratio of Equity One’s shares that are pledged) shall not exceed 82.5%, and (xxiv) maintenance of the ratio of actual drawn credit to value of securities (Equity One’s shares by average of market value and net asset value) shall not exceed 70%. As of December 31, 2011, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

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

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One’s indebtedness as of December 31, 2012:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (U.S.$ in thousands)	Remaining Maturity (years)
Unsecured debentures	U.S.$	5.02	5.07	724,997	6.4
Mortgages	U.S.$	6.09	5.64	444,742	4.4
Unsecured credit facilities: Term Loan (U.S.$ 250 million)	U.S.$	3.37	3.42	250,000	6.1
Bank Syndicate (U.S.$ 575 million)	U.S.$	1.77	1.80	172,000	2.8
City National Bank of Florida ($15 million)(1)	U.S.$	—	—	—	0.5

Total				1,591,739

(1)	As of December 31, 2012, the credit facility was unutilized.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total liabilities to total assets value not in excess of 60%, (ii) maintenance of a ratio of secured debt to value of total assets not in excess of 40%, (iii) maintenance of a ratio of Adjusted EBITDA to fixed charges at a minimum level of 1.50x, (iv) maintenance of a ratio of unsecured debt to unsecured assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.85x, (vi) maintenance of a ratio of the amount of investments in non-income-producing properties (with respect to investment in vacant land, properties under development, mezzanine debt, mortgage loans, equity securities and investments in unconsolidated joint ventures) to Equity One’s total assets not in excess of 35%, (vii) budgeted development and redevelopment expenses are not to exceed 20% of the total assets value, (viii) investments in mortgage loans and mezzanine loans are not to exceed 10 % of the total asset value, and (ix) a requirement that the tangible net worth may not fall below U.S.$ 1.5 billion plus 75% of the proceeds of all equity issuances after September 2011. As of December 31, 2011, Equity One was in compliance with all of these covenants.

In light of the resources that are available to Equity One, mainly unutilized and committed credit facilities available for immediate drawdown in the amount of U.S.$ 325 million (NIS 1,213 million) and U.S.$ 447 million as of December 31, 2012 and December 31, 2011, respectively, and cash and cash equivalents in the amount of U.S.$ 27.4 million (NIS 102.3 million) and U.S.$ 11.0 million as of December 31, 2012 and December 31, 2011, respectively, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2012:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures (1)(3)	C$	5.15	5.29	1,469,074	6.2
Unsecured convertible debentures (2)	C$	5.19	6.53	318,794	6.3
Mortgages	C$	5.23	5.23	1,613,715	4.4
Unsecured credit facilities (C$500 million)(4)	C$	3.06	3.06	—	1.5
Secured credit facilities (C$75 million)(4)	C$	2.95	2.95	—	2

				3,401,583

(1)	On January 14, 2013, First Capital completed an offering in Canada of C$ 100 million par value senior unsecured debentures (Series P) which bear fixed annual interest at the rate of 3.95%, and mature on December 5, 2022.
(2)	On February 19, 2013, First Capital completed an offering in Canada of C$ 57.5 million aggregate principal amount of 4.45% convertible unsecured debentures due February 28, 2020.
(3)	On March 26, 2013, First Capital completed an offering in Canada of C$ 125 million par value senior unsecured debentures (Series Q) which bear fixed annual interest at the rate of 3.90% per annum due October 30, 2023.
(4)	As of December 31, 2012, the credit facility was unutilized.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of debt to total assets not in excess of 65%, (ii) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (iii) maintenance of a ratio of EBITDA to debt servicing (principal and interest payments) at a minimum level of 1.5x, (iv) a requirement that First Capital’s net worth may not fall below C$1.5 billion, (v) maintenance of a ratio of unpledged assets (not including properties under development) to unsecured debt at a minimum level of 1.3x and (vi) a restriction on the amount of investments in non-income-producing properties (with respect to investment in joint ventures and properties that are not controlled, mortgages and construction) (vii) maintenance of ratio of secured debt to total assets shall not exceed 40% . As of December 31, 2012, First Capital was in compliance with all of these covenants.

In light of the resources that are available to First Capital as of December 31, 2011, mainly unused and committed credit facilities available for immediate drawdown in the amount of C$ 532 million (NIS 1,993 million) and C$ 352 million as of December 31, 2012 and December 31, 2011, respectively, and cash and cash equivalents in the amount of C$ 70.1 million (NIS 262 million) and C$ 3.1 million as of December 31, 2012 and December 31, 2011 (including C$ 6.1 million and C$ 1.2 million of a joint venture), respectively, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that First Capital will meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2012:

Debt Instrument	Denomination		Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR		4.4	4.6	189,239	3.9
Unsecured convertible debentures	EUR		4.5	7.6	39,129	0.6
Mortgages and secured term loans	SEK		3.0	3.0	28,635	0.8
Unsecured credit facilities-variable interest (1)	—	(2)	2.2	2.2	160,123	3.4
Other unsecured debts-variable interest (1)	—	(2)	2.2	2.2	996,930	3.0
Other unsecured debts-fixed interest	—	(2)	5.3	5.3	118,574	4.8

					1,532,630

(1)	Citycon entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 1,021.7 million of these variable interest loans.
(2)	EUR 716.3 million is denominated in Euros, EUR 550.7 million is denominated in Swedish Krona, and EUR 9 million is denominated in Latvian Lat.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total assets not below 32.5% and (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of at least 1.8. As of December 31, 2012, Citycon was in compliance with all of these covenants.

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

In light of the resources that are available to Citycon, mainly unused and committed credit facilities in the amount of EUR 217 million (NIS 1,070 million) and EUR 254 million as of December 31, 2012 and December 31, 2011, respectively, and cash and cash equivalents in the amount of EUR 51.0 million (NIS 251 million) and EUR 91.3 million as of December 31, 2012 and December 31, 2011, respectively, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term, debt refinancing and disposals of investment properties can be considered.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2012:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Floating rate debentures	EUR	4.4	4.8	110,171	2013-2017
Fixed rate debentures(1)	EUR	4.8	5.4	51,978	2013-2015
Floating rate debentures	Czech Krona	2.4	2.9	31,809	2015
Secured loans at fixed rate	EUR	4.0	3.9	78,731	3.4
Secured loan at floating rate	EUR	4.1	4.3	264,372	4.3

				537,061

(1)	On April 19, 2013 Atrium announced it had successfully completed the placement of EUR 350 million unsecured debentures that mature in April 2020, carrying fixed annual interest at the rate of 4%.

As of December 31, 2012 and December 31, 2011, Atrium had cash and cash equivalents of EUR 207.8 million (NIS 1,023 million) and EUR 234.9 million, respectively. Atrium management plans to meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, proceeds from the issuance of equity and convertible securities, proceeds from property dispositions and available cash.

Dori Group

The following table sets forth information regarding Dori Group’s indebtedness as of December 31, 2012:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (in NIS thousands)	Final Maturity
Unsecured debentures	NIS	6.75	7.52	98,388	2015
Unsecured debentures	Israeli CPI	7.22	6.94	357,035	2013-2019
Long term loans and credit	NIS/Israeli CPI	5.25-5.75	5.25-5.75	9,036	2013-2016
Short term loans and credit	NIS/Israeli CPI	3.75-5.50	3.75-5.50	43,641	2013

				508,100

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of ratio of equity to total assets on consolidated basis shall not be less than 15%; (ii) maintenance of ratios of equity to total assets on consolidated basis in investees shall not be less than 10%-20%; (iii) U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million; (iv) liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively; (v) a ratio of financial debt to Dori Construction’s capital of no more than 70%; (vi) a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital, (vii) a ratio of debt to total assets at Dori Construction of no more than 30%; and (viii) Dori Construction has undertaken not to pledge its assets or to transfer them to third parties. As of December 31, 2012, Dori Group was in compliance with all of these covenants and its working capital was sufficient for its present requirements.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase (Decrease)
	2010	2011	2012	2010 vs. 2011	2011 vs. 2012
	(NIS in millions)			(%)
Net cash provided by operating activities	659	1,126	1,393	71	24
Net cash used in investing activities	(2,548)	(4,217)	(4,646)	66	10
Net cash provided by financing activities	1,589	4,017	3,490	153	(13)
Cash and cash equivalents, end of period	692	1,539	1,683	122	9

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our rental properties (rental and other revenues less property operating expenses) and dividends from joint ventures, less general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 1,393 million (U.S.$ 372 million) for the year ended December 31, 2012 compared to NIS 1,126 million for the year ended December 31, 2011. The increase of NIS 267 million, or 24%, was due primarily to moderate improvement in the current operations of our subsidiaries, timing differences with respect to working capital items and interest payments, and to non-recurring dividend from joint venture recorded in cash flow from operating activities.

Net cash provided by operating activities totaled NIS 1,126 million for the year ended December 31, 2011 compared to NIS 659 million for the year ended December 31, 2010. The increase of NIS 467 million, or 71%, was due primarily to moderate improvement in the current operations of our subsidiaries, timing differences with respect to working capital items and interest payments, and to non-recurring income recorded as cash flow from operating activities.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred in developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 4,646 million (U.S.$ 1,244 million) for the year ended December 31, 2012 compared with NIS 4,217 million used in investing activities for the year ended December 31, 2011. The increase of NIS 429 million (U.S.$ 115 million), or 10%, was due primarily to a higher use of cash in respect of the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2012 compared with the year ended 2011, offset by net investments in available for sale and other financial assets for the year ended 2012 compared with net proceeds from disposals in 2011, and a higher amount of long term loans granted in the year ended 2012 compared to the year ended 2011.

Net cash used in investing activities totaled NIS 4,217 million for the year ended December 31, 2011 compared with NIS 2,548 million used in investing activities for the year ended December 31, 2010. The increase of NIS 1,669 million, or 66%, was due primarily to a higher use of cash in respect of the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2011 compared with the year ended 2010, net investments in available for sale and other financial assets for the year ended 2011 compared with net proceeds from disposals in 2010, and a higher amount of long term loans granted in the year ended 2011 compared to the year ended 2010.

Net Cash Provided by Financing Activities

Net cash provided by financing activities consists primarily of capital issuance by Gazit-Globe and its subsidiaries, proceeds from obtaining loans, proceeds from credit facilities and the issuance of debentures and convertible debentures, less repayment and redemption of debt, acquisition of non-controlling interests and dividends paid to shareholders.

Net cash provided by financing activities totaled NIS 3,490 million (US$ 935 million) for the year ended December 31, 2012 compared with NIS 4,017 million net cash used in financing activities for the year ended December 31, 2011. The decrease of NIS 527 million (U.S.$ 141 million), or 13%, is due primarily to the lower receipt of long-term loans, credit facilities and short-term credit, lower issuances of shares by the Company, repayment of larger amounts of long-term loans and debentures compared to the year ended December 31, 2011 offset by an increase of debenture issuances as well as capital issuances to non-controlling interests.

Net cash provided by financing activities totaled NIS 4,017 million for the year ended December 31, 2011 compared with NIS 1,589 million net cash used in financing activities for the year ended December 31, 2010. The increase of NIS 2,428 million, or 153%, is due primarily to the higher receipt of long-term loans, credit facilities and short-term credit, offset by smaller aggregate capital issuances by us and repayment of larger amounts of long-term loans and debentures compared to the year ended December 31, 2010, as well as due to a higher acquisition of non-controlling interests.

2012. During the year ended December 31, 2012, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,835 million, comprised of the issuance of equity amounting to NIS 3 million in Gazit-Globe, C$ 317 million of equity securities by First Capital, U.S.$ 79 million of equity securities by Equity One and EUR 49 million of equity securities by Citycon; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 2,991 million, comprised of the net issuance of C$ 340 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 959 million and net issuance of EUR 140 million by Citycon, and offset by:

•	acquisition of non-controlling interests amounting to NIS 263 million; and

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 156 million, comprised of NIS 110 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 242 million received by Equity One, C$ 87 million repaid by First Capital, EUR 138 million repaid by Citycon; and

•	dividend distributions amounting to NIS 917 million comprised of NIS 264 million paid by Gazit-Globe, U.S.$ 55 million paid by Equity One, C$ 83 million paid by First Capital and EUR 22 million paid by Citycon.

2011. During the year ended December 31, 2011, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,033 million, comprised of the issuance of equity amounting to NIS 319 million in Gazit-Globe, C$ 23 million of equity securities by First Capital, U.S.$ 96 million of equity securities by Equity One and EUR 54 million of equity securities by Citycon;

•	loans and proceeds from credit facilities net of repayments of long-term loans and credit facilities, amounting to NIS 3,063 million, comprised of NIS 1,687 million received by Gazit-Globe and its private subsidiaries, U.S.$ 181 million repaid by Equity One, C$ 276 million received by First Capital, EUR 142 million received by Citycon and C$ 110 million received by Gazit America; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,170 million, comprised of the net issuance of C$ 281 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 227 million and repayment of NIS 72 million by Dori Group.

offset by:

•	acquisition of non-controlling interests amounting to NIS 384 million; and

•	dividend distributions amounting to NIS 865 million comprised of NIS 298 million paid by Gazit-Globe, U.S.$ 66 million paid by Equity One, C$ 69 million paid by First Capital and EUR 18 million paid by Citycon.

2010. During 2010, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 2,101 million, comprised of the issuance of NIS 638 million of equity securities by Gazit-Globe, U.S.$ 245 million of equity securities by Equity One, C$ 99 million of equity securities by First Capital, C$1.3 million of equity securities by Gazit America and EUR 37 million of equity securities by Citycon; and

•	the issuance of debentures and convertible debentures, net of repayments and repurchases, amounting to NIS 1,850 million, comprised of the issuance of NIS 455 million of debentures by Gazit-Globe and a wholly-owned subsidiary, C$ 387 million of debentures and convertible debentures by First Capital;

offset by:

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 1,637 million, comprised of the NIS 1,340 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 75 million repaid by Equity One, C$ 37 million repaid by First Capital, C$ 20 million of loans repaid by Gazit America and EUR 11 million repaid by Citycon; and

•	dividend distributions amounting to NIS 678 million, comprised of the NIS 209 million paid by Gazit-Globe and Gazit Development, U.S.$ 43 million paid by Equity One, C$ 63 million paid by First Capital and EUR 14 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. In accordance with this policy, in 2011 we announced that beginning in the first quarter of 2012, the quarterly dividend declared would be at least NIS 0.40 per share each quarter and that the dividend for 2012 would therefore be at least NIS 1.60 per share. On April 23, 2012, Gazit-Globe paid a quarterly cash dividend of NIS 0.40 (U.S.$ 0.11) per share. On July 3, 2012, Gazit-Globe paid a quarterly cash dividend of NIS 0.40 (U.S.$ 0.11) per share. On October 11, 2012, Gazit-Globe paid a quarterly cash dividend of NIS 0.40 (U.S.$ 0.11) per share. On December 31, 2012, Gazit-Globe paid a quarterly cash dividend of NIS 0.40 (U.S.$ 0.11) per share. On April 22, 2013, Gazit-Globe will pay a quarterly cash dividend of NIS 0.43 (U.S.$ 0.115) per share. In November 2012, we announced that our minimum dividend to be declared in 2013 will not be less than NIS 0.43 (U.S.$ 0.115) per share per quarter (NIS 1.72 (U.S.$ 0.46) per annum).

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

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2012. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries), with each of our public subsidiaries and affiliates being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

A significant proportion of our consolidated assets are held through our public subsidiaries and affiliates, the results of each of which are either fully consolidated or accounted for using the equity method in accordance with IFRS in our consolidated financial statements. The securities in our public subsidiaries and affiliates presented in the table below are publicly traded. We believe this additional disclosure together with the net liabilities presented in the following table is valuable to investors in analyzing and understanding our net asset value, or NAV, also referred to as equity attributable to equity holders of the Company, in addition to our EPRA NAV and EPRA NNNAV presented below. In particular, we believe the tables provide investors with information that can be used to compute our NAV (for example, by calculating NAV based on the market price of the securities of our public subsidiaries and affiliates).

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

Assets Summary Table

Name of Company/Region	Type of Security/ Property	Holding (Number of Shares or Principal Amount)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One	Shares (NYSE)	53.2	2,715	727	4,172	1,118
First Capital	Shares (TSX)	94.1	5,544	1,485	6,643	1,780
Citycon	Shares (OMX)	159.4	2,423	649	2,016	540
Atrium	Shares (Euronext, VSX)	128.9	3,845	1,030	2,823	756
Dori Group (4)	Shares (TASE)	75.1	155	42	101	27
Property in Europe	Income-producing property	—	968	259	—	—
Land in Europe (5)	Property under development and land	—	187	50	—	—
ProMed	Income-producing property	—	2,046	548	—	—
Brazil	Income-producing property and property under development	—	523	140	—	—
Israel (5)	Income-producing property	—	1,769	475	—	—
Land in Israel (5)	Property under development and land	—	147	39	—	—

Total book value:			20,322	5,444

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2012 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2012 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2012.
(4)	Represents linked holding in Dori Group.
(5)	Presented according to the proportionate consolidation method (75%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates as of December 31, 2012, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company	Type of Security	Holding (Number of Shares or Principal Amount)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One	Shares (NYSE)	53.2	2,715	727	4,172	1,118
First Capital	Shares (TSX)	94.1	5,544	1,485	6,643	1,780
Citycon	Shares (OMX)	159.4	2,423	649	2,016	540
Atrium	Shares (Euronext, VSX)	128.9	3,845	1,030	2,823	756
Gazit Germany	Shares	—	261	70	—	—
Gazit Development	Shares	—	413	111	—	—
ProMed	Shares	—	834	223	—	—
Brazil	Shares	—	376	101	—	—
Other	Shares	—	38	10	—	—

Total book value:			16,449	4,406

(1)	This represents the book value of the investment as of December 31, 2012 according to the equity method under IFRS. The table presents the book value of such investment on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2012.

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) and our consolidated liabilities as of December 31, 2012. Liabilities of public subsidiaries and affiliates are not presented in this table as the investment in public subsidiaries and affiliates in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	10,006	(2)	2,680	10,006	(2)	2,680	19,327	(3)	5,177
Debts to financial institutions	3,125	(4)	837	5,095	(5)	1,365	21,146	(6)	5,665
Other liabilities	133	(7)	36	710	(8)	190	20,727	(9)	5,552

Total liabilities and non-controlling interests	13,264		3,553	15,811		4,235	61,200		16,394
Less—monetary assets and other investments (10)	4,664	(11)	1,249	3,338	(12)	893	5,359	(13)	1,434

Liabilities, net	8,600		2,304	12,473		3,342	55,841		14,960

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.
(2)	Represents NIS 18,500 million of debentures recorded as non-current liabilities and NIS 827 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 9,607 million of debentures issued by public subsidiaries and affiliates, plus NIS 286 million Globe’s loan from financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2012.
(3)	Represents NIS 18,500 million of debentures recorded as non-current liabilities and NIS 827 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012.
(4)	Represents NIS 19,433 million of debt to financial institutions recorded as non-current liabilities and NIS 1,713 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 15,657 million of public subsidiary and affiliate debt to financial institutions, minus NIS 2,078 million of our wholly-owned, operating private subsidiaries debt to financial institutions, minus NIS 286 million Globe’s loan from financial institution.
(5)	Represents NIS 19,433 million of debt to financial institutions recorded as non-current liabilities and NIS 1,713 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 15,657 million of public subsidiary and affiliate debt to financial institutions, minus NIS 286 million Globe’s loan from financial institution and minus NIS 108 million of debt to financial institutions of Gazit Development (reflecting the 25% minority interest in such debt).
(6)	Represents NIS 19,433 million of debt to financial institutions recorded as non-current liabilities and NIS 1,713 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012.
(7)	Represents NIS 2,234 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,800 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 5,181 million of such liabilities of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 14,900 million of non-controlling interests of our public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, minus NIS 513 million of other adjustments attributable to our public subsidiaries and affiliates.
(8)	Represents NIS 2,234 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,800 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 4,527 million of such liabilities of public subsidiaries and affiliates, minus NIS 77 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities), minus NIS 14,794 million of non-controlling interests of our public subsidiaries and affiliates, minus NIS 106 million of such liabilities of Gazit Development (reflecting the 25% minority interest in such liabilities) and minus NIS 513 million of other adjustments attributable to our public subsidiaries and affiliates and the 25% minority interest in Gazit Development.
(9)	Represents NIS 2,234 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,800 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2012.

(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 3,378 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 2,795 million of such assets of public subsidiaries and affiliates and our wholly-owned, operating private subsidiaries, plus NIS 2,100 million of loans to our wholly-owned, operating private subsidiaries.
(12)	Represents NIS 3,378 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 2,469 million of such assets of public subsidiaries and affiliates plus NIS 448 million of monetary assets of Gazit Development.
(13)	Represents NIS 3,378 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2012.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2012:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	16,449	4,406
Liabilities, net	(8,600)	(2,304)

Net Asset Value (NAV)	7,849	2,102

Equity attributable to equity holders of the Company in our consolidated financial statements	7,849	2,102

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2012:

	NIS in millions	U.S.$ in millions
Book value of the investments in the table above:	20,322	5,444
Liabilities, net	(12,473)	(3,342)

Net Asset Value (NAV)	7,849	2,102

Equity attributable to equity holders of the Company in our consolidated financial statements	7,849	2,102

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2012, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

•	The NOI for the period for each of our subsidiaries and affiliates.

•	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended December 31,			Three Months Ended December 31,
	2011	2012		2011	2012
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	4,718	5,249	1,406	1,248	1,370	367
Property operating expenses	(1,522)	(1,705)	(457)	(397)	(459)	(123)

NOI for the period	3,196	3,544	949	851	911	244
Less—minority’s share in NOI	(1,582)	(1,715)	(459)	(408)	(455)	(122)
Add—Company’s share in NOI of jointly controlled companies	286	333	89	74	75	20

NOI for the period—Our proportionate share	1,900	2,162	579	517	531	142

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year	1,900	2,162	579	2,068 (1)	2,124 (2)	569 (2)

(1)	NOI for the fourth quarter of 2011 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2011.
(2)	NOI for the fourth quarter of 2012 multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2012.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2011	2012		2011	2012
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit	3,230	3,628	972	862	927	248
Revenues from sale of buildings, land and construction works performed (1)	(1,001)	(1,749)	(469)	(322)	(414)	(111)
Cost of buildings sold, land and construction works performed (1)	967	1,665	446	311	398	107
Non-controlling interests’ share in the NOI	(1,582)	(1,715)	(459)	(408)	(455)	(122)
Group’s share in the NOI of jointly controlled companies	286	333	89	74	75	20

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	1,900	2,162	579	517	531	142

(1)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by the Dori Group. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by the Dori Group. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different capitalization rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2012. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2012:

Capitalization Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions) (1)	32,684	30,349	28,326	26,555

(U.S.$ in millions)	8,755	8,130	7,588	7,114

(1)	NOI divided by the capitalization rate.

Properties under development, which are not yet operating, which includes land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2012, amounted to NIS 2,295 million (U.S.$ 615 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2012.

	NIS in millions	U.S.$ in millions
Investment property under development	2,806	752
Adjustments to properties under development(1)	(227)	(61)
Non-controlling interests’ portion of such properties	(1,210)	(324)
Group’s share in such properties of jointly controlled companies	926	248

Investment property under development (according to the proportionate consolidation method)	2,295	615

(1)	Adjustments to exclude the operating portion with respect to properties under development and to include a property which began to operate at the end of 2012 and thus has not yet produced income.

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2012, amounted to NIS 24,196 million (U.S.$ 6,482 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2012.

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	14,660	(1)	3,927	19,327	(2)	5,177
Debts to financial institutions	12,833	(3)	3,438	21,146	(4)	5,665
Other liabilities	738	(5)	198	20,727	(6)	5,552

Total liabilities and non-controlling interest	28,231		7,563	61,200		16,394
Less—monetary assets and other investments (7)	4,035	(8)	1,081	5,359	(9)	1,434

Liabilities, net	24,196		6,482	55,841		14,960

(1)	Represents NIS 18,500 million of debentures recorded as non-current liabilities and NIS 827 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 4,953 million of debentures which we do not proportionately consolidate, plus NIS 286 million Globe’s loan from financial institution.
(2)	Represents NIS 18,500 million of debentures recorded as non-current liabilities and NIS 827 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012.
(3)	Represents NIS 19,433 million of debt to financial institutions recorded as non-current liabilities and NIS 1,713 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 8,027 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 286 million Globe’s loan from financial institution.
(4)	Represents NIS 19,433 million of debt to financial institutions recorded as non-current liabilities and NIS 1,713 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2012.
(5)	Represents NIS 2,234 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,800 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 14,800 million of non-controlling interests plus our proportionately consolidated liabilities attributable to assets held for sale in the amount of NIS 79 million and our proportionately consolidated portion of convertible debentures in the amount of NIS 659 million, and excluding NIS 2,234 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,234 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,693 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,800 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2012.
(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.

(8)	Represents NIS 3,378 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2012, minus NIS 987 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 975 million of trades and accounts receivables, plus NIS 483 million of loans to Gazit Development and plus NIS 155 million representing the net asset value of Dori Group.
(9)	Represents NIS 3,378 million of monetary assets recorded as current assets and NIS 1,981 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2012.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our operating investment properties in our principal areas of operations:

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	%
December 31, 2012	6.8	6.0	6.3	8.4	7.5
December 31, 2011	6.9	6.3	6.4	8.4	7.5

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2008(1)	2009(1)	2010	2011	2012	2012
	NIS in millions					U.S.$ in millions
Rental income	3,556	4,084	4,147	4,718	5,249	1,406
Property operating expenses	(1,170)	(1,369)	(1,341)	(1,522)	(1,705)	(457)
Depreciation included in property operating expenses	10	14	—	—	—	—

Net operating income	2,396	2,729	2,806	3,196	3,544	949

(1)	As stated above, amounts shown for 2008 and 2009 were not retrospectively adjusted to reflect the adoption of IFRS 10, IFRS 11 and IAS 12 (Revised).

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2008(1)	2009(1)	2010	2011	2012	2012
	NIS in millions					U.S.$ in millions
Reconciliation of gross profit to NOI:
Gross Profit	2,320	2,757	2,806	3,230	3,628	972
Depreciation included in property operating expenses	10	14	—	—	—	—
Revenues from sale of buildings, land and construction works performed (1)	(613)	(596)	—	(1,001)	(1,749)	(469)
Cost of buildings sold, land and construction works performed (1)	679	554	—	967	1,665	446

NOI	2,396	2,729	2,806	3,196	3,544	949

(1)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by the Dori Group. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by the Dori Group. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.
(2)	NOI is translated into U.S. dollars at the rate of NIS 3.733 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2012.

Adjusted EBITDA

Adjusted EBITDA represents net income (loss) before depreciation and amortization, income taxes and net finance expense or income, excluding valuation gains or losses from investment property, gain from bargain purchase, our share in earnings or losses of equity-accounted investees, net, and increase or decrease in value of financial investments, adjusted to include our share in the adjusted EBITDA of equity-accounted investees, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing performance. Our management believes that adjusted EBITDA is useful to investors because it allows investors to evaluate and compare our performance from period to period in a meaningful and consistent manner in addition to standard financial measurements under IFRS. Adjusted EBITDA is not a measurement of financial performance under IFRS and should not be considered as an alternative to net income, as an indicator of operating performance or any measure of performance derived in accordance with IFRS.

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2008(2)	2009(2)	2010(2)	2011(2)	2012	2012
	NIS in millions					U.S.$ in millions
Reconciliation of net income (loss) to adjusted EBITDA:
Net income (loss)	(2,659)	700	1,689	2,053	2,534	678
Depreciation	25	39	21	28	34	9
Non-recurring items (1)	18	42	93	108	11	3
Valuation (gains) losses from investment property	3,956	1,922	(935)	(1,670)	(1,913)	(512)
Other income	(704)	(777)	(21)	(115)	(164)	(44)
Other expenses	85	41	46	110	47	13
Group’s share in (earnings) losses of equity-accounted investees, net	86	268	(171)	(334)	(299)	(80)
Group’s share in adjusted EBITDA of equity-accounted investees	—	—	197	231	276	74
Finance expenses	1,739	1,793	1,764	2,197	2,214	593
Finance income	(802)	(1,551)	(525)	(72)	(120)	(32)
Decrease (increase) in value of financial investments	727	(81)	—	—	—	—
Taxes on income (tax benefit)	(597)	(142)	390	328	681	182

Adjusted EBITDA	1,874	2,254	2,548	2,864	3,301	884

(1)	Adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior employees with us, the adjustment of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman) and exceptional legal expenses not related to the reporting periods.
(2)	As stated above, we have early adopted and implemented the New IFRSs. According to the transition provisions of the New IFRSs, we retrospectively adjusted the comparative numbers for the years ended December 31, 2011 and 2010, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the years ended December 31, 2009 and 2008 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, we estimate the impact on adjusted EBITDA would have been immaterial.

EPRA FFO and Adjusted EPRA FFO

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. The EPRA FFO is calculated as the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, and various capital gains and losses, gains from bargain purchase and the impairment of goodwill, changes in the fair value recognized with respect to financial instruments, deferred taxes and non-controlling interests with respect to the above items.

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

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2010	2011	2012	2012
In millions (except for per share data)	NIS			U.S.$
Net income attributable to equity holders of the Company	831	719	957	256
Adjustments:
Fair value gain on investment property and investment property under development, net	(935)	(1,670)	(1,913)	(512)
Capital loss (gain) on sale of investment property and investment property under development	(13)	63	5	1
Impairment of goodwill	42	38	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(474)	179	(36)	(10)
Adjustments with respect to equity-accounted investees	6	(131)	(43)	(11)
Loss from decrease in interest in investees	4	1	4	1
Deferred taxes and current taxes with respect to disposal of properties	382	324	668	179
Acquisition costs recognized in profit or loss	21	21	26	7
Gain from bargain purchase	—	(102)	(134)	(35)
Loss from early redemption of interest-bearing liabilities(3)	4	14	147	39
Non-controlling interests’ share in the above adjustments	273	646	685	183

Total adjustments	(690)	(617)	(591)	(158)

	Year Ended December 31,
	2010	2011	2012	2012
In millions (except for per share data)	NIS			U.S.$
EPRA FFO	141	102	366	98
Additional adjustments: (1)
CPI and currency exchange rate linkage differences	115	133	94	25
Depreciation and amortization	14	15	16	4
Adjustments with respect to equity-accounted investees	(9)	67	2	1
Other adjustments (2)	98	88	55	15

Total additional adjustments	218	303	167	45

Adjusted EPRA FFO	359	405	533	143

Basic net income per share	5.89	4.65	5.80	1.55

Diluted net income per share	5.87	4.30	5.59	1.50

EPRA FFO per share (basic and diluted)	1.00	0.66	2.22	0.59

Adjusted EPRA FFO per share (basic and diluted)	2.54	2.62	3.23	0.87

Weighted average number of shares used to calculate: basic net income per share, EPRA FFO per share and adjusted EPRA FFO per share (in thousands of shares) (4)	141,150	154,456	164,912	164,912

Diluted Net Income per share (in thousands of shares) (4)	141,387	154,783	165,016	165,016

(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); and exceptional legal expenses not related to the reporting periods.
(3)	Loss from early redemption of interest-bearing liabilities is presented as part of the adjustments of the EPRA FFO for all periods presented above, as advised by EPRA Best Practice guidance while in the past it was included as part of the adjustments of the Adjusted EPRA FFO.
(4)	The number of shares for each applicable period is the average number of outstanding shares during such period.

	Year Ended December 31,
	2010	2011	2012	2012
Per share	NIS			U.S.$
Net income attributable to equity holders of the Company	5.8	4.65	5.80	1.55
Adjustments:
Fair value gain on investment property and investment property under development, net	(6.61)	(10.79)	(11.59)	(3.10)
Capital loss (gain) on sale of investment property and investment property under development	(0.09)	0.41	0.03	0.01
Impairment of goodwill	0.30	0.25	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(3.35)	1.16	(0.22)	(0.06)
Adjustments with respect to equity-accounted investees	0.04	(0.85)	(0.26)	(0.07)
Loss from decrease in interest in investees	0.03	— *	0.02	0.01
Deferred taxes and current taxes with respect to disposal of properties	2.70	2.09	4.05	1.08
Acquisition costs recognized in profit or loss	0.15	0.14	0.16	0.04
Gain from bargain purchase	—	(0.66)	(0.81)	(0.22)
Loss from early redemption of interest-bearing liabilities	0.03	0.09	0.89	0.24
Non-controlling interests’ share in the above adjustments	1.93	4.17	4.15	1.11

Total adjustments	(4.87)	(3.99)	(3.58)	(0.96)

EPRA FFO	1.00	0.66	2.22	0.59

	Year Ended December 31,
	2010	2011	2012	2012
Per share	NIS			U.S.$
Additional adjustments: (1)
CPI and currency exchange rate linkage differences	0.81	0.86	0.57	0.15
Depreciation and amortization	0.1	0.1	0.10	0.03
Adjustments with respect to equity-accounted investees	(0.06)	0.43	0.01	—	**
Other adjustments (2)	0.69	0.57	0.33	0.09

Total additional adjustments	1.54	1.96	1.01	0.27

Adjusted EPRA FFO	2.54	2.62	3.23	0.86

*	Represents an amount lower than NIS 0.01.
**	Represents an amount lower than U.S.$ 0.01.
(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Adjustments to add back bonus expenses derived as a percentage of net income in respect of the adjustments above; expenses arising from the termination of the engagement of senior employees; income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); and exceptional legal expenses not related to the reporting periods.

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA’s position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of derivatives, which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of properties to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for the impact revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to reflect the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

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

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2010	2011	2012	2012
in millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	5,986	7,310	7,849	2,102
Adjustments for neutralization of fair value of derivatives (1)	(1,081)	(829)	(738)	(198)
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	989	1,427	2,048	549
Adjustments with respect to affiliates	63	233	235	63

Net asset value—EPRA NAV	5,957	8,141	9,394	2,516

EPRA NAV per share (in NIS)	38.6	49.4	56.9	15.2

Number of shares used to calculate EPRA NAV per share (in thousands of shares) (3)	154,367	164,821	165,247	165,247

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Note 2.k.4 to our consolidated financial statements included elsewhere in this annual report . This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,
	2010	2011	2012	2012
	NIS			U.S.$
EPRA NAV—Per Share
Equity attributable to the equity holders of the Company, per the financial statements	38.8	44.4	47.5	12.7
Adjustments for neutralization of fair value of derivatives (1)	(7.0)	(5.0)	(4.5)	(1.2)
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	6.4	8.6	12.5	3.3
Adjustments with respect to affiliates	0.4	1.4	1.4	0.4

Net asset value—EPRA NAV	38.6	49.4	56.9	15.2

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge from accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Note 2.k.4 to our consolidated financial statements included elsewhere in this annual report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,
	2010	2011	2012	2012
in millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	5,957	8,141	9,394	2,516
Adjustment for addition of fair value of derivatives (1)	1,081	829	738	198
Adjustments of financial liabilities to fair value (2)	(1,046)	(887)	(1,495)	(400)
Other adjustments to provision for deferred taxes (3)	(714)	(938)	(1,059)	(284)
Adjustments with respect to affiliates	(83)	(252)	(254)	(68)

“Adjusted” net asset value—EPRA NNNAV	5,195	6,893	7,324	1,962

EPRA NNNAV per share (in NIS)	33.6	41.8	44.3	11.9

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares) (4)	154,367	164,821	165,247	165,247

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(4)	The number of shares for each applicable date is the number of outstanding shares as of such date.

	As of December 31,
EPRA NNNAV—Per Share	2010	2011	2012	2012
	NIS			U.S.$
EPRA NAV	38.6	49.4	56.8	15.2
Adjustment for addition of fair value of derivatives (1)	7.0	5.0	4.5	1.2
Adjustments of financial liabilities to fair value (2)	(6.8)	(5.4)	(9.1)	(2.4)
Other adjustments to provision for deferred taxes (3)	(4.6)	(5.7)	(6.4)	(1.7)
Adjustments with respect to affiliates	(0.6)	(1.5)	(1.5)	(0.4)

“Adjusted” net asset value—EPRA NNNAV	33.6	41.8	44.3	11.9

(1)	Represents the add back of fair value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see note 2.k.4 to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see note 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

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

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control. Legal control exists when we are exposed to, or have the rights to, variable returns from the involvement with the entity and the ability to affect those returns through our power over the entity. When assessing control, we consider its potential voting rights as well as potential voting rights held by other parties, to determine whether we have the power. Those potential voting rights are considered only if the rights are substantive. We must have a practical ability to exercise those rights. In addition, we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

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

For the year ended December 31, 2012, Equity One, First Capital and Citycon were consolidated based on our determination of effective control. Please see Note 2(c) to our audited consolidated financial statements appearing elsewhere in this annual report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

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

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2012, we wrote up the value of our properties on a consolidated basis by NIS 1,913 million (of which Gazit-Globe’s share was NIS 950 million). This compares to a write up in 2011 of NIS 1,670 million (of which Gazit-Globe’s share was NIS 851 million) and a write up in 2010 of NIS 935 million (of which Gazit-Globe’s share was NIS 513 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and construction costs, as well as brokerage fees relating to agreements to lease the property and other lease-up costs. As of December 31, 2012, substantially all of our investment property under development was measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 64% of such investment properties for the year ended December 31, 2012 in fair value terms (of which 45% were performed at December 31, 2012). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 40% of such investment properties during the year ended December 31, 2012 (17% of which were performed at December 31, 2012). The remainder of the valuations was performed by the management of our subsidiaries including by internal professional appraisers. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2012, 62% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and any cash outflow that would be expected in respect of future maintenance. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12(b) to our audited consolidated financial statements included elsewhere in this annual report for the cap rates implied in the valuations of the investment property. See Notes 12(c) and 13(d) to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

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

Such derivative financial instruments are initially recognized at fair value and attributed transaction costs are reflected in our income statement when incurred. Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period. The fair value of the derivatives is determined based on the estimation of the discount rates and the expected exchange rates, interest rates and CPI rates. Changes in these valuation assumptions could result in significant change in the value of the derivatives.

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

Changes in the underlying valuation assumptions could result in significant changes in the values of our assets and liabilities and our results of operations. As for the publication of IFRS 13—Fair Value Measurement and its expected impact on our financial statements, see recently issued accounting pronouncements below.

Business Combinations and Goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets granted, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of all business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquired entity’s net identifiable assets. The direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, including a separation of embedded derivatives from the host contract by the acquiree.

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

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in the statement of income or in the statement of comprehensive income. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recognized as a gain from bargain purchase in profit and loss upon acquisition. After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized.

Acquisitions of Subsidiaries and Properties That are not Business Combinations

Upon the acquisition of subsidiaries and properties that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost.

Investments in Associates and Joint Ventures

Associates are companies in which we have significant influence over the financial and operating policies without having control, according to IAS 28. Joint ventures are entities owned by us and other parties, in which we have a contractual arrangement for joint control with other parties.

An investment in associates or joint venture entities is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in our share in the net assets, including other comprehensive income (loss), of the associates or joint ventures. We apply the equity method until we lose significant influence or joint control or when we classify the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding rate is initially measured as the difference between the acquisition cost and our share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees. The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

Rental Income

Our management has determined that all of the leases with our various tenants are operating leases since we retain substantially all risks and rewards incidental to ownership of such properties. Rental income with scheduled rent increases is recognized using the straight-line method over the respective terms of the leases commencing when the tenant takes possession of the premises. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are deducted and considered as an integral part of total rental income and recognized on a straight-line average basis over the lease term. Leases also generally contain provisions under which the tenants reimburse us for a portion of property operating expenses and real estate taxes incurred; such income is recognized in the periods earned. Management considers whether we are acting as a principal or as an agent in the transaction. In cases where we operate as a broker or agent without retaining the risks and rewards associated with the transaction, revenues are presented on a net basis. However, in cases where we operate as a main supplier and retain the risks and rewards associated with the transaction, revenues are presented on a gross basis. In addition, certain operating leases contain contingent rent provisions under which tenants are required to pay, as additional rent, a percentage of their sales in excess of a specified amount. We recognize contingent rental income only when those specified sales targets are met and notification is received from the tenant.

Income Taxes

Taxes on income in the income statement are comprised of current and deferred taxes. The tax results in respect of current or deferred taxes are recognized in the income statement except to the extent that the tax arises from items which are recognized in other comprehensive income or in equity. In such cases, the tax effect is also recognized in correlation to the underlying transaction either in other comprehensive income (loss) or directly in equity.

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

Deferred taxes are recognized using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the income statement. As of December 31, 2012, we had NIS 198 million (U.S.$ 53 million) of deferred tax assets and NIS 3,066 million (U.S.$ 821 million) of deferred tax liabilities as compared to NIS 160 million (U.S.$ 43 million) of deferred tax assets and NIS 2,401 million (U.S.$ 643 million) of deferred tax liabilities as of December 31, 2011.

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

Initial implementation of IAS 12 amendment — Income Taxes

The IAS 12 amendment (the “Amendment” ) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the Amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The Amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

We have adopted the Amendment retrospectively in our financial statements for periods starting from January 1, 2012. According to the transition application of the Amendment, were have retrospectively adjusted the comparables as of December 31, 2011 and January 1, 2011 and for the years 2011 and 2010, to apply the aforesaid Amendment.

As for the impact of the Amendment on our financial statements, see Note 41 to our audited consolidated financial statements included elsewhere in this annual report.

Recently Adopted Accounting Pronouncements

Early adoption of IFRS standards:

With effect from second quarter of 2012 financial statements, we have early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

The main points of the New Standards and their impact on our consolidated financial statements are described below. The main effect of the New Standards on our financial statements results from the implementation of IFRS 11 and, in particular, the fact that the Group’s investments in Atrium, Royal Senior Care II LLC (“RSC”) and Ronson Europe N.V. (“Ronson”), which were previously presented according to the proportionate consolidation method, are now presented according to the equity method since they fall within the definition of joint ventures pursuant to IFRS 11.

IFRS 10 — Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation — Special Purpose Entities”. IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns. According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management’s intentions and financial ability to exercise such rights. IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), as opposed to the provisions of IAS 27 prior to its amendment which permits a choice between two consolidation models — the de facto control model and the legal control model.

Under IAS 27 prior to its amendment, we have applied the effective control model with EQY, CTY and FCR (in certain periods, as relevant). In light of the control assessment prescribed by IFRS 10 regarding de-facto control if an entity holds less than a majority of the voting rights in the investee, we determined to continue consolidation of EQY, CTY, and FCR under IFRS 10. For details regarding the specific criteria that the Group examines with regard to each individual company in order to determine whether effective control exists – see Note 2c.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures. IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control. IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

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

As referred to above, the main effect of adopting IFRS 11 is with respect to our investment in the companies Atrium, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

In light of the provisions of IFRS 11 and the provisions of IAS 28 Revised, as well as indications of impairment of our investments in Atrium and Ronson, we have assessed the recoverable amount of these investments according to the value in use method, as of December 31, 2011, in conformance with the provisions of International Accounting Standard No. 36 Impairment of Assets and found that the value in use is higher than the carrying amount. The value in use of Atrium was determined based on its equity with certain adjustments. As of December 31, 2012 there were no indications of impairment of the Group’s investments in Atrium. In addition, we assessed the recoverable amount of its investment in Ronson as of September 30, 2012 and found that the value in use is higher than the carrying amount.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for the Company’s investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

IAS 1—Presentation of Financial Statements

The amendment to IAS 1 ( the “Amendment”) prescribes disclosure requirements for additional balance sheet, in a situation where a retrospective application of accounting policy, and/or a retrospective restatement of balance sheet line items, and/or reclassification of balance sheet line items occur. In addition, in light of the aforesaid Amendment, the Company did not include notes for the additional balance sheet except for notes that are required due to the provisions of IAS 1 and IAS 8.

We have early adopted the Amendment, and disclosed an additional balance sheet as of January 1, 2011, due to retrospective application of the new standards.

As for the effect of the adoption of the New IFRS standards on our financial statements, see Note 41.

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

IFRS 10—Consolidated Financial Statements

In October 2012, the IASB issued amendment to IFRS 10 according to which investment companies are not required to consolidate the financial statements of their subsidiaries but rather measure the investment therein at fair value through profit or loss. The amendment also establishes specific disclosure requirements to investment companies. The amendment is effective commencing from January 1, 2014. Earlier application is permitted. The amendment is not expected to have any impact on our financial statements.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The new disclosures are to be applied prospectively and they do not apply to comparative figures.

IFRS 13 will be effective for reporting periods commencing January 1, 2013. We are examining the potential impact that the implementation of IFRS 13 may have on future fair value measurements. In addition, the appropriate required disclosures of IFRS 13 will be included in our initial financial statements upon initial adoption of IFRS 13.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.”

E. Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,827,004	102,244	1,653,393	1,283,314	788,053
Mortgages	1,689,935	69,991	659,415	97,818	862,711
Unsecured Debentures	9,614,494	751,791	1,262,203	1,735,565	5,864,935
Construction commitments	88,988	53,108	20,856	15,024	—
Interest obligations	3,166,537	640,786	1,103,696	767,140	654,915

Total	18,386,958	1,617,920	4,699,563	3,898,861	8,170,614

The following table summarizes the contractual obligations of Equity One as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,575,326	—	642,076	—	933,250
Mortgages	1,649,889	141,903	284,522	741,758	481,706
Unsecured debentures	2,729,331	—	401,316	1,208,115	1,119,900
Operating leases	90,294	4,551	8,761	8,048	68,934
Construction commitments	341,730	230,864	110,866	—	—
Interest obligations (1)	1,460,291	278,724	522,918	337,627	321,022
Purchase contracts	167,985	—	167,985	—	—

Total	8,014,846	656,042	2,138,444	2,295,548	2,924,812

(1)	Excluding interest on credit facilities.

The following table summarizes the contractual obligations of First Capital as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	126,812	64,111	62,701	—	—
Mortgages	5,778,449	840,109	1,931,929	970,200	2,036,211
Unsecured debentures	5,545,445	—	1,045,925	937,400	3,562,120
Convertible debentures	1,269,585	—	—	454,047	815,538
Operating leases	98,314	4,091	7,874	5,984	80,365
Construction commitments	361,210	360,888	322	—	—
Interest obligations	3,364,099	668,674	1,086,533	825,986	782,906
Financial guarantees	163,483	—	—	—	163,483

Total	16,707,397	1,937,873	4,135,284	3,193,617	7,440,623

The following table summarizes Citycon’s contractual obligations as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	6,622,677	626,851	2,175,235	2,556,507	1,264,084
Mortgages	140,900	128,004	12,896	—	—
Unsecured debentures	934,914	—	196,824	738,090	—
Convertible debentures	195,840	195,840	—	—	—
Operating leases	1,959	971	988	—	—
Construction commitments	126,389	62,028	64,361	—	—
Interest obligations	1,176,257	306,866	555,078	291,014	23,299
Financial guarantees	313,936	81,639	17,655	214,359	283

Total	9,512,872	1,402,199	3,023,037	3,799,970	1,287,666

The following table summarizes Atrium’s contractual obligations as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	1,704,204	179,210	72,423	916,629	535,942
Unsecured debentures	969,915	193,070	359,332	417,513	—
Operating leases	1,363,535	33,296	78,191	50,745	1,201,303
Interest obligations	437,757	119,164	172,290	97,418	48,885

Total	4,475,411	524,740	682,236	1,482,305	1,786,130

The following table summarizes Dori Group’s contractual obligations of as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	52,679	45,425	5,537	1,717	—
Unsecured debentures	454,021	76,168	216,505	80,674	80,674
Interest obligations	90,988	30,638	37,582	18,196	4,572

Total	597,688	152,231	259,624	100,587	85,246

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2012:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	12,204,498	838,631	4,538,942	3,841,538	2,985,387
Mortgages	9,259,173	1,180,007	2,888,762	1,809,776	3,380,628
Unsecured debentures	19,278,205	827,959	3,122,773	4,699,844	10,627,629
Convertible debentures	1,465,425	195,840	—	454,047	815,538
Operating leases	190,567	9,613	17,623	14,032	149,299
Construction commitments	918,317	706,888	196,405	15,024	—
Interest obligations	9,258,172	1,925,688	3,305,807	2,239,963	1,786,714
Financial guarantees	477,419	81,639	17,655	214,359	163,766
Purchase contracts	167,985	—	167,985	—	—

Total	53,219,761	5,766,265	14,255,952	13,288,583	19,908,961

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	63	Chairman of the Board	2013
Arie Mientkavich	70	Deputy Chairman of the Board	2013
Dor J. Segal (2)	51	Executive Vice Chairman of the Board	2015
Aharon Soffer	42	President	November 2013
Eran Ballan	47	Senior Executive Vice President, General Counsel and Company Secretary	November 2016
Gil Kotler	47	Senior Executive Vice President and Chief Financial Officer	November 2016
Yair Orgler (1)(2)(3)(4)(5)(6)	73	Director	November 2013
Haim Ben-Dor (1)(3)(4)(6)	74	Director	2015
Shaiy Pilpel (1)(3)(4)	63	Director	2014
Noga Knaz (1)(3)(4)(5)(6)	46	Director	September 2014
Gary Epstein	65	Director	2014
Douglas Sesler	51	Director	2014
Nadine Baudot-Trajtenberg(1)(3)(5)	57	Director	December 2015

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under “External Directors.”
(6)	Member of the Corporate Responsibility Committee.

Chaim Katzman has served as the chairman of our board of directors since May 1995, and currently also serves as the chairman of the board of directors of Equity One, First Capital, Citycon and Atrium. He is currently also the chairman of the board of directors of Norstar, our controlling shareholder. Mr. Katzman has been involved in the acquisition, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University.

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

Dor J. Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. Since August 2000, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal also serves as deputy chairman of the board of directors of Equity One, president of Norstar Israel Ltd., a director on the board of Norstar Holdings Inc., as a director in various private subsidiaries owned by Norstar Holdings Inc. and a director in Dori Group.

Aharon Soffer has served as our president since November 2009 and as our acting president from June 2009 until his appointment as president. Since September 2006, Mr. Soffer has served as chief executive officer of Gazit Group USA, our wholly-owned subsidiary, located in Miami, Florida, and prior to that as vice president of Gazit-Globe. Since joining Gazit-Globe in 1997, Mr. Soffer has held various positions, and, among other things, has been responsible for investor relations and capital raising for Gazit-Globe, was involved with mergers and acquisitions in both the retail and healthcare real estate sectors worldwide, and oversaw Gazit-Globe’s U.S. securities portfolio. Mr. Soffer also serves as a director of Atrium, and as executive chairman of ProMed Properties and Gazit Senior Care Inc. Mr. Soffer received a B.A. in Economics and an LL.B from the College of Management, Academic Studies, in Israel.

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

Gil Kotler has served as senior executive vice president and chief financial officer since October 2012. Mr. Kotler joined Gazit-Globe in 1998 and previously served as chief financial officer until 2009. Between 2009 and 2012, Mr. Kotler served as chief strategy officer and was located at the Company’s offices in Miami, Florida. During his tenure as chief strategy officer, Mr. Kotler was engaged in a wide range of strategic activities including leading our international financial activities. Prior to joining Gazit-Globe, Mr. Kotler served as a Manager at Ernst & Young Israel. Mr. Kotler holds a B.A. in Economics and Accounting from Tel-Aviv University and he is a graduate of the Harvard Business School General Management Program for executives. Mr. Kotler is a Certified Public Accountant (CPA).

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. Dr. Orgler serves as a director at Israel Chemicals Ltd., a manufacturer of chemical products, Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, and Itamar Medical Ltd., a medical device company—all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director Bromine Compounds Ltd., Dead Sea Bromine Ltd., and Atidim Ltd. Other public positions previously held by Dr. Orgler include director at Discount Investment Corporation Ltd., Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim Ben-Dor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the area of capital markets and investments (among them pension funds, mutual funds and ARI—Israeli Physician Organization). Mr. Ben-Dor is also a lecturer at the Hebrew University and a corporate consultant in the field of finance and investments working through Haim Ben-Dor Ltd. He also currently serves Member of the Dan Investments Committee and the Teachers Association. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor’s Certificate from the Ministry of Justice.

Dr. Shaiy Pilpel has served as a director since December 2006. Since 2006, Dr. Pilpel has served as the chief executive officer of Wexford Capital Israel Ltd., an investment firm. From 1996 to 2001, he headed the trading operations at Wexford Management. Previously, Dr. Pilpel was a managing director of Canadian Imperial Bank of Commerce where he headed the Mortgage Arbitrage and Quantitative Strategies proprietary trading group and was a portfolio manager for Steinhardt Partners. In addition, Dr. Pilpel previously served as a director of Equity One. Since 2009, Dr. Pilpel also serves as a member of the General Assembly of the Israel Securities Authority. Dr. Pilpel holds a B.S. in Mathematics and a B.A. in Philosophy from Tel Aviv University, an M.Sc. in mathematics from The Hebrew University in Jerusalem, a Ph.D. in statistics from the University of California at Berkeley and an M.B.A. from Columbia University.

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

Douglas Sesler has served as a director since January 2012. Mr. Sesler is currently a private real estate investor and also serves as a director of Baypoint Navigation, Inc. From January 2009 through February 2011, Mr. Sesler served as head of global real estate principal investments of Bank of America, Merrill Lynch. From 2007 until December 2008, Mr. Sesler served as co-head of real estate investment banking at Merrill Lynch. Prior to that, Mr. Sesler was a managing partner in the real estate investment banking group of Merrill Lynch since April 2005. Mr. Sesler received a B.A. in Government from Cornell University.

Nadine Baudot-Trajtenberg has served as director since December 2012. Ms. Baudot-Trajtenberg is presently Associate Dean of the School of Economics at IDC Herzliya. Prior to joining our board, Ms Baudot-Trajtenberg spent twenty years at Bank Hapoalim in various positions, including senior economist, head of the research and advisory services in the securities division and head of investor relations. She also currently serves as a chairperson of the investment committee of Menora-Mivtachim Insurance, and an external director on the board of Menora-Mivtachim-Pension and of Menora-Mivtachim-Provident fund. Ms Baudot-Trajtenberg holds a BSc. in Economics from the University of Montreal, Canada, a MA in Politics-Philosophy-Economics from the University of Oxford in the UK where she was a Rhodes Scholar, and a Ph.D. in Economics from Harvard University.

B. Compensation

The following table presents information for the year ended December 31, 2012 regarding compensation accrued in our financial statements for our chairman, executive vice chairman and president, the CEOs of two our subsidiaries and the president of one of those subsidiaries as of December 31, 2012.

Name and Position	Salary		Bonus		Share- Based Payment		Other Compensation		Total	Total
	(NIS in thousands)									(U.S.$ in thousands)
Jeffrey Olson	4,125		2,937		7,190	(1)	—		14,252	3,818
CEO of Equity One
Chaim Katzman	2,803	(2)	—		6,527	(3)	—		9,330	2,499
Chairman of the Board
Thomas Caputo	2,882		1,770		4,544	(8)	—		9,196	2,463
President of Equity One
Dor J. Segal	2,891	(4)	2,682	(5)	2,888	(6)	427	(7)	8,888	2,381
Executive Vice Chairman of the Board
Marcel Kokkeel	3,522		2,256		1,346		—		7,124	1,908
CEO of Citycon
Aharon Soffer	2,308		1,120	(9)	1,464		—		4,892	1,310
President
Eran Ballan	1,766		875		329		—		2,970	796
Senior Executive Vice President, General Counsel and Company Secretary
Gadi Cunia	1,619		200		570		334	(11)	2,723	729
Former Senior Executive Vice President and Chief Financial Officer(10)
Arie Mientkavich	1,322		500	(12)	410		—		2,232	598
Deputy Chairman of the Board

(1)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2012 with respect to the vesting of share options and restricted stock units granted to Mr. Olson.
(2)	Mr. Katzman did not receive compensation from Gazit-Globe for 2012. This amount includes his annual compensation as chairman of the board of First Capital, fees earned by Mr. Katzman as chairman of the board of Citycon, and negligible benefits received by Mr. Katzman as chairman of the board of Equity One. The amounts specified do not include compensation received by Mr. Katzman from Atrium because the latter is not consolidated into our financial statements.
(3)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2012 with respect to the vesting of restricted stock units granted to Mr. Katzman by Equity One and restricted share units granted to Mr. Katzman by First Capital.
(4)	Consists of the salary received by Mr. Segal as president and chief executive officer of First Capital.
(5)	Consists of the annual bonus received by Mr. Segal as president and chief executive officer of First Capital.
(6)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2012 with respect to the vesting of share options and restricted shares granted to Mr. Segal by First Capital, restricted shares granted to Mr. Segal by Equity One, and deferred shares granted and the vesting of share options granted to Mr. Segal by Gazit America.

(7)	Consists of director’s fees earned from Equity One, Gazit America and Citycon (in which he served as a director until October 2012).
(8)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2012 with respect to the vesting of share options and restricted stock units granted to Mr. Caputo.
(9)	In March 2013, Gazit-Globe’s board of directors approved (after receiving compensation committee approval) an annual bonus for Mr. Soffer in the amount of NIS 1,600,000. The amount specified in the table comprises only the component based on the attainment of goals set for Mr. Soffer. The remainder of the bonus, NIS 480,000, which was granted at the discretion of the board, in accordance the terms of his employment agreement, remains subject to shareholders approval at the Company’s general meeting in 2013 and is thus not included in the table.
(10)	Mr. Cunia served in this position until October 2012. Since that date, Mr. Cunia has been providing consulting services to a subsidiary of Gazit-Globe.
(11)	Consists of consultancy fees.
(12)	Consists of the bonus amount approved at the annual general meeting in December 2012 for services provided for the year ending December 31, 2011. This does not include the annual bonus amount of NIS 500,000 approved by the board of directors in March 2013 (following the approval of the compensation committee) that remains subject to shareholders approval at the Company’s general meeting in 2013.

There are no other amounts for pension, retirement or similar benefits set aside by Gazit-Globe or its subsidiaries for members of management beyond what is included in their gross compensation as disclosed above. Please note that directors are not entitled to such benefits and are entitled only to what is disclosed in “Directors Compensation” below.

Employment and Consultant Agreements

Chaim Katzman

Mr. Katzman does not currently have an employment agreement with and does not receive any compensation from Gazit-Globe. Mr. Katzman, however, is entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling his duties as chairman.

Equity One Chairman Compensation Agreement

Mr. Katzman and Equity One are parties to a chairman compensation agreement for the period beginning on January 1, 2011 through December 31, 2014, which replaced the previous chairman compensation agreement, which was entered into in October 2006. The chairman compensation agreement renews automatically for one-year periods after December 31, 2014; provided that either party may terminate the agreement prior to the end of each such one-year period. Mr. Katzman is entitled to an annual bonus which is determined in the discretion of Equity One’s compensation committee as well as to a reimbursement of expenses. In the event of termination by Equity One of the chairman compensation agreement (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to the immediate vesting of all the stock options and shares of restricted stock in his possession at the time that would have otherwise vested in the succeeding 365 days (90 days in the case of death or disability).

First Capital Chairman Compensation Agreement

Mr. Katzman and First Capital are parties to a chairman compensation agreement which remains in effect as long as Mr. Katzman serves as chairman of First Capital’s board of directors. Mr. Katzman is entitled to annual compensation of C$ 500,000 plus an annual grant of restricted share units equal to C$ 500,000 issued under First Capital’s restricted share unit plan while he remains chairman. In the event of termination of the chairman compensation agreement by First Capital (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement) within 24 months after a change of control of First Capital (as defined in the chairman compensation agreement), Mr. Katzman will be entitled to a payment equivalent to 2.99 times his annual cash compensation, the immediate vesting of all the share units in his possession at the time and the immediate release of the lock-up restrictions on all the restricted share units held by him at that time.

Atrium Consultant Agreement

Mr. Katzman and a wholly-owned subsidiary of Atrium are party to an agreement pursuant to which Mr. Katzman provides Atrium and its subsidiaries with consulting services. The consulting agreement automatically renews for successive one-year periods, unless either party gives the other written notice of termination. Mr. Katzman is entitled to monthly fees in the amount of EUR 45,833 and to the payment of his expenses in relation to the provision of the consultancy services under the agreement. In addition, in August 2012, Mr. Katzman was allotted 127,119 share options with an exercise price of EUR 3.63 per share, and which vest three years after their grant date. Mr. Katzman is not entitled to directors fees from Atrium.

Compensation from Citycon

For Mr. Katzman’s service as chairman of the board of directors of Citycon, he is entitled to annual compensation of EUR 160,000 and EUR 700 per meeting. In 2012, Mr. Katzman received total compensation in the amount of EUR 174,900 from Citycon.

Dor J. Segal

Mr. Segal does not currently have an employment agreement with and does not receive any compensation from Gazit-Globe. Mr. Segal, however, is entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling his duties as executive vice-chairman.

First Capital Employment Agreement

Mr. Segal and First Capital are party to an employment agreement that provides for annual cash compensation (C$749,000, including related costs, in 2012). Pursuant to the employment agreement, Mr. Segal is also entitled to an annual bonus determined by the board of directors of First Capital and to participate in First Capital’s incentive compensation plans. Upon termination of the employment agreement, Mr. Segal will receive severance payments in amounts varying in accordance with the circumstances of the termination of the employment agreement and comprising a maximum payment equivalent to 2.99 times his total annual compensation (including benefits and the value of any restricted stock he received) and the vesting of all stock options and restricted share units he holds at that time will accelerate.

Compensation from Equity One, Citycon and Gazit America

With respect to his appointment to the board of directors of Equity One, Mr. Segal receives 3,300 restricted shares for every year of his service, with this being within the overall compensation framework for members of Equity One’s board of directors. With respect to 2012, Mr. Segal also received directors’ fees in cash from Equity One in the amount of U.S.$ 62,500.

With respect to his appointment as a director of Citycon, in which he served until October 2012, Mr. Segal received directors’ fees in the amount of EUR 26,200 in 2012.

In addition, under the terms of his appointment as chairman of the board of directors of Gazit America, Mr. Segal had the right to replace the cash directors’ fees he was entitled to with deferred share units. Within this framework, Mr. Segal was entitled to C$ 24,100 in directors’ fees for 2012, of which C$ 9,500 was replaced with 2,001 deferred share units and the rest was received in cash.

In August 2012, we completed a transaction pursuant to which Gazit-Globe purchased the entire outstanding share capital of Gazit America and all securities that are convertible into Gazit America shares. Within the framework of the transaction, Gazit America purchased from Mr. Segal all share options and deferred share units allotted to him by Gazit America, for a total consideration of C$ 355,600 (which is equal to the amount for which Gazit America’s other convertible securities were purchased in the transaction). See also “Item 4—Information on the Company—History and Development of the Company,” and “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

Aharon Soffer

We and Aharon Soffer are party to an employment agreement that provides for a monthly salary as of December 31, 2012 was NIS 134,300 and increases quarterly based on the Israeli consumer price index. Mr. Soffer is also entitled to an annual bonus of up to 100% of his annual salary. Pursuant to the employment agreement, Mr. Soffer’s term of employment is through October 31, 2013. In addition, Mr. Soffer is entitled to the customary social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Soffer is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Either we or Mr. Soffer may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Soffer’s employment (except in a case of dismissal for cause), Mr. Soffer will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits (but excluding the annual bonus), for six months and his monthly salary (excluding related benefits) for an additional 12 months or with respect to the period remaining until the end of the term of the agreement, whichever period is shorter; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Soffer would be entitled to acceleration of vesting of the share options which he holds at that time and a bonus equal to 200% of his annual salary, supplemented by 200% of the annual bonus to which he was entitled in the fiscal year preceding the change in control. In addition, during 2012, Mr. Soffer was entitled to directors fees and other compensation from his appointment as a director of Gazit America and Atrium but since such amounts were transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table.

Arie Mientkavich

We and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), are party to a compensation agreement that provides for a monthly salary that as of December 31, 2012 was NIS 80,000, which is updated quarterly in accordance with the percentage increase in the Israeli consumer price index. The term of the compensation agreement ends in April 2013 and its renewal has been approved by both the compensation committee and the full board of directors. The renewal remains subject to shareholder approval. Each of the parties may terminate the compensation agreement upon 60 days’ advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months’ payment of his base salary for the prior month plus benefits to be paid in six equal installments over a six-month period.

Eran Ballan

We and Eran Ballan, our Senior Executive Vice President, General Counsel, and Company Secretary are party to an employment agreement that provides for a monthly salary that as of December 31, 2012 was NIS 97,000 and increases quarterly based on the Israeli consumer price index. Mr. Ballan is also entitled to an annual bonus of up to 75% of his annual salary. Pursuant to the employment agreement, as amended, Mr. Ballan’s term of employment is through October 2016. In addition, Mr. Ballan is entitled to the customary social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Ballan is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Either we or Mr. Ballan may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Ballan’s employment (except in a case of dismissal for cause), Mr. Ballan will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits for the first four months and his monthly salary (excluding related benefits) for the remaining eight months or with respect to the period remaining until the end of the term of the agreement; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options and other equity-based compensation he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Ballan would be entitled to acceleration of vesting of the share options and other equity-based compensation which he holds at that time and a bonus equal to 200% of his annual salary.

Gadi Cunia

We and Gadi Cunia, former Senior Executive Vice President and Chief Financial Officer, were party to an employment agreement that governed his service from April 2010 until October 1, 2012. Pursuant to the employment agreement with him, the monthly salary of Mr. Cunia amounted to NIS 76,000 (subject to quarterly updates according to the increase in the Israeli consumer price index starting on his employment commencement date). Mr. Cunia was also entitled to an annual bonus at the discretion of the Company’s Board of Directors. In addition, Mr. Cunia was entitled to the customary social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Cunia was entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). According to the provisions of the employment agreement with him, on termination of his employment, Mr. Cunia received (after the elapse of the 90 days’ advance notice during which he continued fulfilling his duties and for which he received full salary and related benefits) a total amount equivalent to the full salary and social benefits he was entitled by virtue of the contract with respect to an additional three months. In addition, on termination of his employment, Mr. Cunia received a bonus of NIS 200,000.

In October 2012, a wholly-owned foreign subsidiary of the Company and Mr. Cunia entered into a consultancy agreement, under which Mr. Cunia provides management services to the wholly-owned subsidiary of the Company. The agreement is for a fifteen-month period starting in October 2012, with either of the parties being entitled to terminate the agreement at any time upon giving 90 days’ advance notice. In return for the management services, Mr. Cunia is entitled to a monthly consideration of EUR 22,500 (this consideration is included in the above table), as well as to the reimbursement of expenses related to the provision of the aforementioned services.

Director Compensation

For the fiscal year ended December 31, 2012, our external and non-external directors other than our chairman, deputy chairman and executive vice chairman were entitled to receive annual cash compensation of U.S.$ 56,000. Both our external and non-external directors, other than our chairman, deputy chairman and executive vice chairman, also received during the fiscal year ended December 31, 2012, and continue to receive, U.S.$ 1,480 per board meeting, 60% of such amount in the case of telephonic participation, or 50% of such amount in the case of written resolution.

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

Following the amendment to our articles of association in January 2012, our board of directors may consist of at least 5 and not more than 11 directors, including external directors, one-third of whom are to be independent directors (which may include external directors). As of January 2012, the directors, other than the external directors, are divided into three classes, referred to as Class 1, Class 2 and Class 3 so that, as nearly as possible, each of the three classes has an equal number of directors. The members of Class 1 were reelected at the annual general meeting in 2012 and their term shall expire at the annual general meeting in calendar year (2015). The term of the members of Class 2 is until the annual general this calendar year (2013) and the term of the members of Class 3 is until the annual general meeting in the next succeeding calendar year (2014). The Class 1 directors are Messrs. Ben-Dor and Segal, the Class 2 directors are Messrs. Katzman and Mientkavich and the Class 3 directors are Dr. Pilpel and Messrs. Epstein and Sesler.

Beginning with the annual general meeting in 2012, one-third of the directors (other than the external directors, who are subject to re-election in November 2013, August 2014 and December 2015 as described below) were elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected on November 25, 2010, Noga Knaz, who was elected August 12, 2008 and re-elected on September 14, 2011, and Nadine Baudot Trajtenberg who was elected on December 5, 2012 each qualify and was elected to serve as an external director, with a term ending on November 26, 2013, September 13, 2014, and December 4, 2015, respectively. The principal requirements with respect to external directors are set forth below.

The Israeli Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•

such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

•

the total number of shares of non-controlling shareholders and shareholders that do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for two additional terms of three years under one of two alternatives. Under the first alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders that are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company. Under the second alternative, the external director may be nominated by the board of directors, and such external director’s reelection is approved by the same majority of shareholders that was required to elect such external director, in such director’s initial election. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company (and provided that the external director is reelected subject to the same approval method as if elected for the first time). External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders’ meeting as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exemptions as set forth in the regulations).

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

•

a person may not serve as an external director if he or she or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control has business or professional relations with those whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than de minimis relations); and

•

a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the regulations promulgated under the Israeli Companies Law, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be independent directors. An independent director is an external director or a director that is appointed or classified as such, and that meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement) and the audit committee so approved and does not serve as a director of the company for more than nine (9) consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NYSE, a director who qualifies as an independent director for the purposes of such director’s membership in the audit committee in accordance with the rules of such stock exchange in which it is traded, including the NYSE, is also deemed to be an independent director under the Israeli Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchanges may continue to be considered an unaffiliated director for unlimited additional periods of three-years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

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

The members of our audit committee are Haim Ben-Dor, Noga Knaz, Shaiy Pilpel, Yair Orgler, and Nadine Baudot-Trajtenberg. Our board of directors has determined that each member of our audit committee meets the independence requirements set forth in the NYSE Listed Company Manual. In addition, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Dr. Pilpel, and Dr. Baudot-Trajtenberg are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.” As of March 12, 2012 our board of directors determined that Dr. Shaiy Pilpel qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual.

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

Investment Committee

Our board of directors has established an investment committee. The investment committee reviews for approval investments of a magnitude that the board of directors has determined is in excess of management’s prerogative but do not require approval of the full board of directors. The current members of the investment committee are Chaim Katzman, Dor J. Segal and Yair Orgler.

Compensation Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors.

The compensation committee is subject to the same Israeli Companies Law restrictions as the audit committee with respect to committee membership (as described under “Audit Committee” above).

Our compensation committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Dr. Pilpel, and Dr. Baudot-Trajtenberg.

Under the Israeli Companies Law, the roles of the compensation committee are:

•

recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy at least every three years);

•	recommending to the board periodic updates to the compensation policy and assessing implementation of the compensation policy;

•

approving compensation arrangements with office holders of the company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6—Directors, Senior Management, and Employees—Directors and Senior Management” is an office holder under the Israeli Companies Law.; and

•	determining whether the compensation terms of the chief executive officer need not be brought to approval of the shareholders (under special circumstances).

Compensation Policy

Under an amendment to the Israeli Companies Law that was adopted in December 2012, the company is required to appoint a compensation committee and to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such policy will need to be set by our board, after considering the recommendation of our compensation committee, and will require shareholder approval by a special majority.

The compensation policy must serve as the basis for determining the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors specified in the Companies Law, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

•

as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•

the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements; and

•	the minimum holding or vesting period for variable, equity-based compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective and maximum limits for severance compensation.

Under the Israeli Companies Law amendment, we have until September 12, 2013 to adopt our compensation policy.

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

Compensation of Directors and Officers

According to the Israeli Companies Law, the compensation of our directors and our chief executive officer has to be consistent with our then-effective compensation policy, and requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting (in the case of a director, if the compensation deviates from our then-effective compensation policy, or in the case of our chief executive officer, based on receipt of a special majority, as described below). Unless exempted under the regulations promulgated under the Israeli Companies Law, where the director or chief executive officer is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

The compensation of any other office holder (who is neither a director nor our chief executive officer), if consistent with our then-effective compensation policy, requires the approval of our compensation committee, followed by our board of directors. Compensation of any such office holder that deviates from our then-effective compensation policy will additionally require shareholder approval, by a majority vote of the shares present and voting at a shareholders meeting, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation; or (ii) the total number of shares of non-controlling shareholders and shareholders that do not have a personal interest in such compensation voting against the election of an external director does not exceed 2% of the aggregate voting rights in the company. The directors are entitled to be paid out of the funds of the company their reasonable traveling, hotel and other expenses expended by them in attending board meetings and upholding their functions as directors of the company, all of which is to be determined by the board of directors.

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

D. Employees

As of December 31, 2012, we employed, through our various subsidiaries and a jointly-controlled company, a total of 1,792 individuals. Of this number, 64 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries and jointly controlled company as of December 31, 2012, 2011 and 2010:

	As of December 31,
Entity	2010		2011		2012
Gazit-Globe (including ProMed)	53		59		64
Equity One	164		181		177
First Capital	321		341		397
Citycon	129		136		129
Atrium	287		329		351
Gazit Germany	14		15		9
Gazit Development	63		66		70
Dori Group	618		680		560
Gazit Brazil	13		39		35

Total	2,516	(1)	2,708	(1)	1,792

(1)	Includes employees that worked for Gazit America and Royal Senior Care for which separate line items are not shown.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2013 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 10, 2013, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 165,345,866 ordinary shares outstanding as of April 10, 2013 (excluding treasury shares).

	Shares Beneficially Owned
	Number		Percentage
Directors and executive officers:
Chaim Katzman	88,915,571	(1)	53.8%
Arie Mientkavich	155,675	(2)	*
Dor J. Segal	720,000	(3)	*
Aharon Soffer	20,000	(4)	*
Eran Ballan	632	(5)	*
Gadi Cunia (6)	—		—
Gil Kotler	20,945	(7)	*
Yair Orgler	12,400	(8)	*
Haim Ben-Dor	74,993		*
Shaiy Pilpel	10,700	(9)	*
Noga Knaz	4,800	(10)	*
Gary Epstein	—		—
Douglas Sesler	—		—
Nadine Baudot-Trajtenberg	—		—
All directors and executive officers as a group	89,935,716	(11)	54.39%

*	Represents less than 1% of the issued and outstanding ordinary shares.
(1)	Consists of ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder.
(2)	Consists of 55,675 ordinary shares and options to purchase 100,000 ordinary shares exercisable within 60 days of April 10, 2013.
(3)	Consists of Mr. Segal’s direct share holdings alone. Does not include the 92,915,571 ordinary shares held by Norstar, of which Mr. Segal and his spouse, Erica Ottosson, may also be deemed controlling shareholders.
(4)	Consists of 20,000 ordinary shares . Does not include options to purchase 190,000 ordinary shares not exercisable within 60 days of April 10, 2013.
(5)	Consists of 632 ordinary shares. Does not include options to purchase 128,084 ordinary shares, 13,382 restricted share units, and 29,470 performance-based restricted share units not exercisable within 60 days of April 10, 2013.

(6)	Mr. Cunia served as Senior Executive Vice President and Chief Financial Officer until October 2012
(7)	Consists of 20,945 ordinary shares. Does not include options to purchase 139,334 ordinary shares, 13,382 restricted share units, and 29,470 performance-based restricted share units not exercisable within 60 days of April 10, 2013.
(8)	Consists of options to purchase 12,400 ordinary shares exercisable within 60 days of April 10, 2013.
(9)	Consists of options to purchase 10,700 ordinary shares exercisable within 60 days of April 10, 2013.
(10)	Consists of options to purchase 4,800 ordinary shares exercisable within 60 days of April 10, 2013.
(11)	Consists of 89,807,816 ordinary shares and options to purchase 127,900 ordinary shares exercisable within 60 days of April 10, 2013. Does not include options to purchase 457,418 ordinary shares, 26,764 RSUs, and 58,940 PSUs not exercisable within 60 days of April 10, 2013.

Share Option Plans

In March 2002, we established, and our shareholders approved, a share compensation plan for our directors who do not hold other positions in our company, which was amended in March 2007. The share compensation plan, as amended, provided that, at the beginning of each year of service, each grantee will be granted share options in an amount equal to the lower of (a) the number of share options that at the date of issuance reflects a benefit in a total fair value of NIS 120,000 (based on the Black-Scholes model) and (b) 25,000 share options. In addition, the exercise period of the share options is from one to four years from the date of grant. The grants were in accordance with section 102 of the Israeli Income Tax Ordinance (according to the capital gain alternative). Under this share compensation plan, Gazit-Globe issued 238,500 share options to its directors. In November 2010, the board of directors of Gazit-Globe determined that Gazit-Globe would no longer grant options to directors under this plan.

We grant, from time to time, at our board of directors’ discretion, share options to our employees and officers and the employees and officers of our wholly-owned subsidiaries, in the case of our officers, who are selected by the board of directors at its discretion, in accordance with an options plan adopted in 2005 and amended in 2007, or the Plan. The share options granted under the Plan have been allotted to date generally under the following material terms: (i) each option entitles the optionee to purchase one ordinary share of our company and (ii) the exercise price of each stock option has been set according to the average price of our shares on the TASE in the 30 trading days preceding the grant of the share options, is linked to the Israeli consumer price index and is subject to adjustments in the event of the issue of a stock dividend, a rights issue or the distribution of a dividend. The share options granted under the Plan generally vest during the three or four years commencing from the date of the share options’ grant, and each optionee is entitled to exercise the share options granted to him in three or four equal installments, starting from the end of the first year from the grant date. Should an optionee not exercise the share options which have become exercisable within 90 days from the end of his or her employment with us or with one of our subsidiaries or related companies, such share options expire. The stock option agreements provide that in the event that the optionee’s employment is terminated by us, or by one of our subsidiaries, including upon reaching the end of his or her employment term, under circumstances other than those that would legally entitle us, or our subsidiary, to terminate his or her employment without having to pay severance pay, the optionee is entitled to an acceleration of the vesting period of the share options. The final expiry date for all the share options (in the event of their not having previously expired or been exercised) is at the end of four or five years from the share options’ grant date. With regard to the Israeli employees included among the above optionees, the grant of the share options was made pursuant to the provisions of Section 102 of the Income Tax Ordinance, under the capital gains alternative, and their share options have therefore been issued to a trustee acting on their behalf. Each of the optionees may also exercise the share options by way of cashless exercise, namely receiving the number of shares that reflects the value of the financial benefit embodied in the share options.

In December 2011, our board of directors approved our 2011 Share Incentive Plan, pursuant to which we may continue to grant share options and grant other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500,000 shares for awards to be issued under the new share incentive plan. The terms of the individual share based awards are subject to the discretion of our compensation committee, which administers the new share incentive plan. In February 2013, our board of directors approved, following the approval of the Compensation Committee, the allotment under the 2011 Share Incentive Plan of securities to Mr. Ballan, Mr. Kotler, to 4 other non-executive officers, and to 24 other employees, as shown in the charts below.

Following are details of the grants in the last three years under the Plan and the 2011 Share Incentive Plan:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)		Fair Value at Issuance (NIS)(1)
February 24, 2010	729,500	(2)	39.02	(6)	15.40
April 28, 2010	50,000	(3)	38.93	(6)	14.14
May 23, 2010	17,600	(4)	38.04		9.50
August 17, 2010	4,800	(5)	35.12		9.45
February 5, 2013	522,203	(7)	48.647		13.339

(1)	Calculated based on the binomial method.

(2)	These share options were issued to certain of our employees including Mr. Cunia who received 100,000 share options. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(3)	These share options were issued to Mr. Cunia. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(4)	These share options were issued to our former director, Eli Shahar, and have since expired on December 8, 2011.
(5)	These share options were issued to Ms. Knaz. The share options vested fully on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(6)	The stated exercise price per share is the original exercise price; the actual exercise price is adjusted annually based on the Israeli consumer price index.
(7)	The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 95,584 share options.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	95,393	(1)	47.64

(1)	The RSUs will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 13,382 restricted share units.

Issuance Date	Number of Performance- Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	111,987	(1)	21.632

(1)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%. Mr. Ballan and Mr. Kotler each received 29,470 performance-based restricted share units.

As of the date of this annual report, the total number of share options granted by Gazit-Globe to employees, directors and officers of Gazit-Globe (and that had not yet been exercised or had not expired) are 1,015,203 share options, with an average adjusted exercise price of NIS 40.38.

In addition to the above, we entered into phantom share agreements between the years 2006 and 2010 with several employees of wholly-owned subsidiaries of ours (including our current president) which were intended to have the economic effect of the grant of 318,233 share options (as of December 31, 2012).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 10, 2013, our major shareholders were as follows:

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc. (1)	88,915,571	53.8%
Migdal Insurance and Financial Holdings Ltd. (2)	10,414,926.42	6.3%
Mawer Investment Management Ltd. (3)	8,807,464	5.3%

(1)	As of April 10, 2013, Chaim Katzman, holds 29.3% of the outstanding shares of Norstar, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 19.3% of the outstanding shares of Norstar; Dor J. Segal holds 9.6% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 6.4% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar. During the past three years, Norstar’s holdings in our ordinary shares ranged from approximately 55% to 69% of our outstanding share capital. Most of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar. See also “Item 3—Key Information—Risks Associated with our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.”

(2)	Based on the Schedule 13-G filed with the SEC by Migdal Insurance and Financial Holdings Ltd. on February 12, 2013. The address of Migdal Insurance and Financial Holdings Ltd. is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.
(3)	Based on the Schedule 13-G filed with the SEC by Mawer Investment Management Ltd. on February 22, 2013. The address of Mawer Investment Management Ltd. is 900, 603 — 7th Ave SW, Calgary, Alberta, Canada T2P 2T5.

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B—Memorandum and Articles of Association.”

As of December 31, 2012, we had 22 holders of record of our ordinary shares in the United States (including Depositary Trust Company, as nominee for other holders of record). Such holders of record currently hold approximately 2.5% of our outstanding ordinary shares and 53.8% of our shares are beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

B. Related Party Transactions

Management Agreement

In October 1998, we entered into a management agreement with Norstar Israel Ltd., or Norstar Israel, a wholly-owned subsidiary of Norstar, effective from July 1, 1998, pursuant to which we provide management services (including secretarial services, funds management and treasurer services, computer services, and the provision of manpower and office premises) for monthly consideration of U.S.$ 4,000 plus value added tax. Norstar Israel pays for its own third party services including legal and accounting services. Each party may cancel this agreement by written notice to the other party, not later than the last day of October of each year. This management agreement was approved by our audit committee in August 1998 and by our board of directors and at our general meeting in October 1998.

In February 2012, we entered into an amendment to our management agreement with Norstar Israel. The amendment reinstated the agreement, which terminated on November 15, 2011 based on provisions of the Israeli Companies Law and, effective November 16, 2011, increased the monthly consideration for the services we provide to Norstar Israel under the management agreement from U.S.$ 4,000 per month plus value added tax to NIS 105,000 per month (U.S.$ 28,287) (linked to the Israeli consumer price index) plus value added tax. The increased monthly consideration is based on Gazit-Globe’s up to date estimate of the employment cost of its personnel engaged in providing the services and the relative portion of their employment time that is dedicated to providing services to Norstar, together with overhead costs relating to such employees.

Registration Rights

In February 2012, we entered into a registration rights agreement with Norstar and certain wholly-owned subsidiaries of Norstar. Pursuant to this registration rights agreement, the Norstar parties have the right to an unlimited number of demand shelf registrations, which may be underwritten. The Norstar parties also have the right to demand non-shelf registrations. The demand rights may be exercised at any time, subject to certain restrictions. Pursuant to such demand registration rights, we are required to register with the SEC the sale to the public of our ordinary shares owned by the Norstar parties. Any demand for registration may only be made if the shares requested to be sold by the Norstar parties in such offering have an aggregate market value (based on the most recent closing price of the ordinary shares at the time of the demand) of at least the lesser of (i) U.S.$ 30 million or (ii) the value of all shares held by the Norstar parties. In addition, in the event that we are registering additional ordinary shares for sale to the public, the Norstar parties will have “piggyback” registration rights providing it the right to have us include the ordinary shares owned by it in any such registration. The Norstar parties’ right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in such offering.

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

Norstar Shareholders Agreement

On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) Mr. Segal, and Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement (the “Shareholders Agreement”), with respect to their outstanding shares in Norstar. The Shareholders Agreement provided that (i) each member of the Katzman Group will vote, subject to certain conditions, all of its shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors of two directors designated by the Segal Group and that (ii) each member of the Segal Group will vote all of its shares and any other voting securities of Norstar over which it has voting control for nominees to the Board of Directors as directed in writing by a representative of the Katzman Group. The Shareholders Agreement also provides that if any member of the Katzman Group or any member of the Segal Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (each involving less than 2% of Norstar’s outstanding stock per calendar quarter), any of its shares of Norstar, each member of the other group shall have “tag-along” rights to require their shares of Norstar’s stock be sold alongside the seller’s shares and for the same terms. See also “Item 3—Key Information—Risks Associated with our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.”

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

In January 2013, the Company agreed to waive, under certain conditions, the right of first offer it has been given by Alony-Hetz under the shareholders agreement. At that date, part of Alony-Hetz’s holdings in First Capital were pledged in favor of a loan taken by Alony-Hetz from a bank and served as collateral in the event of immediate repayment of the loan. In the event that the pledge on Alony-Hetz’s interests in FCR is realized, Gazit-Globe will not have the first right of offer vis-à-vis Alony-Hetz with respect to First Capital shares and the shareholders agreement will be void with respect to these specific shares.

Gazit Development

On June 6, 2011, Gazit-Globe and Gazit Development entered into an agreement pursuant to which Gazit-Globe transferred to Gazit Development its 100% interest in Acad (which held a 73.8% interest in Dori Group) and outstanding indebtedness of Acad to Gazit-Globe. The aggregate consideration payable by Gazit Development is NIS 200 million, including NIS 20 million for the assignment of loans that were extended to Acad by the Company. NIS 95 million of the consideration was paid at closing and the remaining NIS 105 million will be paid over the two year period after the closing date, with interest from the closing date calculated based on Gazit-Globe’s cost to borrow the amount of unpaid consideration.

Gazit Development finances the majority of its activities through loans provided to it by Gazit-Globe. As of December 31, 2011, Gazit-Globe had outstanding loans to Gazit Development of NIS 1.9 billion of which (1) NIS 1.7 billion is linked to changes in the Israeli CPI and bears interest at an annual rate of 4.0%—7.2%, (2) NIS 76 million is denominated in Euros and bears interest at an annual rate of 4.1%— 4% and (3) NIS 105 million is not linked and bears interest at an annual rate of the Israeli Prime plus 1%. These loans include NIS 649 million extended by Gazit-Globe to Gazit Development under a debenture allotment agreement entered into with Gazit-Globe in August 2009. Under this agreement, Gazit-Globe agreed to extend to Gazit Development credit equal to the amounts raised by Gazit-Globe within the framework of the issuance of the Series J debentures in February 2009 that were secured by collateral provided by Gazit Development. Under the terms of the agreement, Gazit-Globe will extend to Gazit Development additional credit equal to any amount that Gazit-Globe raises in any extension of the debentures back to back with the terms of the credit to be extended to Gazit-Globe under the debentures, as issued, other than with regard to the interest rate.

Equity One

As part of Equity One’s acquisition of CapCo through a joint venture with CSC, Equity One entered into an equityholders’ agreement with Gazit-Globe and certain of its subsidiaries and affiliates, CSC, Liberty and certain of Liberty’s and CSC’s affiliates, or collectively, the Liberty Group, in May 2010 (as amended in September 2011) pursuant to which, at the closing of the acquisition of CapCo, Equity One increased the size of its board of directors by one director and appointed a designee of CSC to the board. The Liberty Group will have the right to nominate one candidate for election to Equity One’s board of directors at each annual meeting of Equity One’s stockholders at which directors are elected so long as (i) prior to February 3, 2016, Liberty Group holds 50% or more of the number of shares of Equity One common stock owned by it on January 4, 2011 (including shares issuable upon conversion of joint venture units) and (ii) from and after February 3, 2016, the Liberty Group holds 3% or more of the outstanding shares of Equity One common stock. The Liberty Group has agreed to vote all of its shares of Equity One common stock in favor of the nominees Gazit-Globe supports. Gazit-Globe has also agreed to vote all of its shares of Equity One common stock (up to 45% of Equity One’s outstanding capital stock) in favor of the nominee proposed by the Liberty Group. The equityholders’ agreement prohibits the Liberty Group from acquiring more than the greater of (i) 19.9% of Equity One’s shares outstanding as of the effective date of the equityholders’ agreement or (ii) 15% of Equity One’s shares outstanding from time to time on a fully diluted basis. The maximum percentage of Equity One’s shares the Liberty Group is permitted to own is subject to reduction if the Liberty Group sells its shares, but the Liberty Group will not be prohibited from owning up to 9.9% of Equity One’s outstanding shares. In addition, the equityholders’ agreement provides that Equity One and/or Gazit-Globe and its affiliates, will have a right of first offer with respect to proposed sales by the Liberty Group of any of their joint venture units or proposed sales of any shares of Equity One’s capital stock. On March 9, 2012, Liberty Group sold 4.1 million Equity One shares for gross proceeds of U.S.$ 76.4 million (NIS 292 million). The Liberty Group has a tag-along right in a sale of Equity One shares by Gazit-Globe that would result in a “change of control.” The Liberty Group has agreed not to take certain enumerated actions to interfere with the way that Equity One is managed or engage in an attempt to acquire control of Equity One. The agreement is effective through January 4, 2021.

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

On August 14, 2012, Equity One completed a public offering of 3.6 million shares of common stock for a total consideration of U.S.$ 75.5 million and sold an additional 1 million shares of common stock on behalf of another shareholder. Concurrently with the public offering, Equity One issued 500,000 shares privately to a wholly-owned subsidiary of Gazit-Globe for a total consideration of U.S.$ 10.6 million.

Gazit America

On August 8, 2012, we completed the acquisition of the outstanding shares of Gazit America not already held by the Company while First Capital simultaneously acquired, in exchange for issuing to Gazit America 5.5 million First Capital common shares, the 12 medical office buildings and commercial properties Gazit America held through ProMed Canada as well as the remaining rights in a property jointly-owned by Gazit America and First Capital. First Capital also assumed Gazit America’s liabilities with respect to the properties. The arrangement included the purchase by the Company of all common shares and securities convertible into common shares of Gazit America which were not already owned by the Company and constituted 26.9% of Gazit America’s outstanding share capital at the time. The purchase was made for cash consideration of C$ 24.6 million and approximately 1.5 million common shares of First Capital which had been issued to Gazit America by First Capital. Upon the completion of the transaction, the Company now holds 100% of the share capital and voting rights of Gazit America which was delisted from the Toronto Stock Exchange.

Citycon

On October 2, 2012, Citycon completed a rights issuance for approximately 49 million shares at a price of € 1.85 per share, in consideration for an aggregate amount of € 90.7 million. Gazit-Globe participated in the rights issuance, acquiring approximately 23.5 million common shares in consideration for approximately € 43.5 million. On March 8, 2013, Citycon completed an additional rights issuance for approximately 114 million shares at a price of € 1.75 per share, in consideration for an aggregate amount of € 200 million. Gazit-Globe participated in the rights issuance, acquiring approximately 56.1 million common shares, for approximately € 98.1 million.

See also “Item 6—Directors, Senior Management and Employees—Employment and Consultant Agreements” and Note 9 to our audited consolidated financial statements included elsewhere in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Atrium Litigation

In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were shareholders prior to the Company’s acquisition of interests in Atrium in August 2008, and which was a party to the agreement for investment in Atrium. Among the other defendants in the lawsuit filed by Meinl Bank were the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in Atrium, other board members of Atrium, Atrium itself, and CPI. The subject of the lawsuit was transactions executed between Atrium and the Company and CPI during 2009, which the plaintiffs claimed were not in the best interest of Atrium, caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a claim filed by Atrium in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to Atrium in connection with their management of Atrium prior to the Company’s acquisition of interests in Atrium.

During the first quarter of 2011, Meinl Bank and others filed several requests and actions to the International Court of Arbitration in Paris and the District Court of Tel-Aviv-Jaffa against the aforementioned parties (all or part of), for matters relating to the above described claims.

On June 19, 2011, the Company announced that a settlement agreement had been signed between all the parties involved in the lawsuits referred to above, including the chairman of the Company’s board and the Company’s former President, as well as other investors in Atrium, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The settlement agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The settlement agreement also prescribes that Atrium and Meinl Bank should take steps to terminate certain business relationships that existed between them, including replacing Meinl Bank as the trustee for Atrium’s debentures.

Notwithstanding the settlement and dismissal, the Company can provide no assurance that the Company or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl or by others. However, an independent committee of the Atrium board comprising directors with no personal involvement in the derivative action has separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of Atrium in the derivative action and no benefit to Atrium in pursuing the action.

There are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

In addition, Atrium is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

Current Legal Proceedings

Set forth below is a description of material litigation to which we are a party, as of December 31, 2012. Although there can be no assurance as to the ultimate outcome, we intend to vigorously defend the matters described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Israeli Tax Matters

On December 24, 2009, we received a tax assessment with respect to Gazit-Globe’s Israeli tax return for 2004. The assessment is being appealed in a court proceeding. According to the tax assessment, the Israeli Tax Authorities, or the ITA, claim that Gazit-Globe should allocate its gross finance, general and administrative expenses to specific categories of revenue or based on the ratio of such revenues to the assets that generated them, as opposed to our position that these expenses are deductible without any allocation. On January 15, 2011, we received a tax assessment with respect to Gazit-Globe’s 2005 tax return with similar claims by the ITA. On January 21, 2013, we also received a tax assessment with respect to Gazit-Globe’s 2006 tax return with similar claims by the ITA. We have since appealed all three tax assessments in court but we are still also in discussions with the ITA.

If the ITA’s position were to be fully accepted, we would recognize additional income of NIS 5.5 million, NIS 93.6 million, and of NIS 53.4 million for tax purposes for 2004, 2005, and 2006, respectively.

In addition, finance expenses would be allocated to dividends received from foreign subsidiaries, utilizing loss carry forwards of NIS 73.2 million, NIS 70 million, and NIS 33.5 million for 2004, 2005, and 2006, respectively. The aforementioned would result in a nominal tax liability, net of foreign tax credits, of NIS 360 thousand, NIS 31.8 million, and NIS 16.5 million, respectively. With respect to the year 2006, the assessment classified part of the losses as foreign losses which can be utilized in future years in the amount of NIS 86.7 million.

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

Gazit-Globe and its wholly owned subsidiaries in Israel have a current carry forward tax loss. With respect to the tax benefit inherent in this loss, we have recorded deferred taxes in the amount of NIS 124 million, which has been offset against the tax provisions balance recorded in our books. As noted above, we are conducting discussions with the ITA and these losses might therefore be reduced. For more details see note 25j to our consolidated financial statements included elsewhere in this annual report.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows.

Dividend Policy

In the fourth quarter of each year our board of directors determines, and we announce, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. Over the last three years we have also declared an annual dividend. In the years ended December 31, 2010, 2011 and 2012, we paid our shareholders cash dividends in the amount of NIS 1.48 (U.S.$ 0.40), NIS 1.56 (U.S.$ 0.44), and NIS 1.60 (U.S.$ 0.43) per ordinary share, respectively, representing 58.3%, 59.5%, and 49.5% respectively, of our adjusted EPRA FFO for the applicable period, and have retained the remainder of such income to fund our business.

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

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2012	48.50	35.60	12.99	9.54
2011	47.40	31.39	12.70	8.41
2010	46.52	32.31	12.46	8.66
2009	39.10	15.09	10.47	4.04
2008	45.00	15.60	12.05	4.18
Quarterly:
First Quarter 2013	50.50	47.49	13.53	12.72
Fourth Quarter 2012	48.50	42.07	12.99	11.27
Third Quarter 2012	42.77	36.10	11.46	9.67
Second Quarter 2012	40.49	36.81	10.85	9.86
First Quarter 2012	39.74	35.60	10.65	9.54
Fourth Quarter 2011	41.10	34.40	11.01	9.22
Third Quarter 2011	43.35	31.39	11.61	8.41
Second Quarter 2011	47.40	40.01	12.70	10.72
First Quarter 2011	47.10	41.57	12.62	11.14
Most Recent Six Months (1):
March 2013	50.42	49.25	13.51	13.19
February 2013	50.50	47.64	13.53	12.76
January 2013	50.20	47.49	13.45	12.72
December 2012	48.50	44.89	12.99	12.03
November 2012	45.35	43.21	12.15	11.58
October 2012	44.24	42.07	11.85	11.27

(1)	For the month through April 17, 2013, the high was NIS 49.99 (U.S.$ 13.81) and the low was NIS 46.84 (U.S.$ 12.92).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2012	13.18	9.00
Quarterly:
First Quarter 2013	13.78	12.77
Fourth Quarter 2012	13.18	10.83
Third Quarter 2012	11.05	9.00
Second Quarter 2012	10.86	9.54
First Quarter 2012	10.60	9.30
Fourth Quarter 2011 (beginning December 14, 2011)	9.75	8.83
Most Recent Six Months (1):
March 2013	13.78	13.28
February 2013	13.64	13.02
January 2013	13.51	12.77
December 2012	13.18	11.67
November 2012	11.96	10.83
October 2012	11.60	10.83

(1)	For the month through April 17, 2013, the high was NIS 49.99 (U.S.$ 13.81) and the low was NIS 46.84 (U.S.$ 12.92).

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

Pursuant to the Israeli Companies Law, all compensation arrangements for executive officers and office holders who are not directors or our chief executive officer require approval by the company’s compensation committee, and subsequent approval by the board of directors. Compensation arrangements, including insurance, indemnification or exculpation of, executive officers or office holders who are not directors or chief executive officer require compensation committee approval and subsequent approval by the board of directors and, if deviating from our then-effective compensation policy, our shareholders, by special majority. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, or with or our chief executive officer, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors or our chief executive officer, require the approval of the compensation committee, the board of directors and the company’s shareholders, in that order. If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the audit committee is required if the audit committee determines that the amendment is not material in relation to the existing arrangement.

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

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company’s audit committee or the compensation committee, as the case may be, the board of directors and shareholders meeting in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

D. Exchange controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” at their taxable income. The Israeli corporate tax rate was 26% in 2009, 25% in 2010 and 24% in 2011. On December 5, 2011, the Israeli Parliament, or the Knesset, passed the Law for Tax Burden Reform (Legislative Amendments), 2011, or the Tax Burden Law, which, increased the corporate tax rate to 25% in 2012 and thereafter. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

Since 2010, Israeli companies are subject to regular corporate income tax rate on their capital gains.

Taxation of Non-Israeli Subsidiaries Held by an Israeli Parent Company

Non-Israeli subsidiaries of an Israeli parent company are generally subject to tax in their countries of residence under tax laws applicable to them in such country. Such subsidiaries could also be subject to Israeli corporate income tax on their income if they are viewed as Israeli resident corporations. The Ordinance defines an Israeli resident corporation as one that was incorporated in Israel or is managed and controlled from Israel, such that if a non-Israeli corporation is managed and controlled from Israel, it would be subject to tax in Israel. In such case, double taxation could ensue, although the Ordinance and the relevant tax treaty provide rules for provision of foreign tax credits in such situation. In addition, if the non-Israeli subsidiary were to be a resident of a country which has a double tax treaty in force with Israel, the provisions of such tax treaty would normally provide rules for defining residency for purposes of applying the provisions of the tax treaty and provide further relief from double taxation.

An Israeli parent company may also be required to include in its income on a current basis, as a deemed dividend, certain incomes derived by its subsidiaries under the Israeli Controlled Foreign Corporation rules, regardless of whether such income is distributed or not. Under these rules a non-Israeli subsidiary is considered to be a controlled foreign corporation, if, among other things, the subsidiary has directly or indirectly, majority Israeli control, most of its revenues or incomes are passive (such as interest, dividends, royalties, rental income or capital gains) and such subsidiary’s passive income is taxed at a rate that does not exceed 20%. An Israeli parent company that is subject to Israeli taxes on such deemed dividend income, may generally receive a deemed credit for foreign taxes paid by its non-Israeli subsidiaries in their country of residence and for deemed foreign taxes which would have been withheld upon the actual distribution of such income.

Israeli Tax Considerations for Our Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. In general, the sale of Gazit-Globe’s shares by a foreign investor may be tax exempt in Israel subject to the domestic exemption in the Israeli internal tax law.

Israeli Resident Individuals

Capital Gain

As of January 1, 2006, the income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased on or after January 1, 2003, whether listed on a stock exchange or not, is 20%. However, if such shareholder is considered a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Capital gains derived by a person who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently up to 48% in 2012 and onwards).

Pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is considered a “Substantial Shareholder” at any time during the 12-month period preceding the sale).

Dividend Income

Following the enactment of the Tax Burden Law, starting January 1, 2012, the distribution of dividend income generated by other sources, other than bonus shares (stock dividends), to Israeli residents who purchased our ordinary shares will generally be subject to income tax at a rate of 25% for individuals (30% for a substantial shareholder) and Israeli corporations will be exempt from income tax provided the dividend was paid out of income generated in Israel.

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

Non-Israeli Residents

Non-Israeli residents are subject to tax on income accrued or derived from Israeli sources. These include, inter alia, dividends, royalties and interest, as well as other types of income (e.g., from provision of services in Israel). We are required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

Capital Gain

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an income tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate income tax rate (25% in 2012) or, if derived by an individual, at the rate of 25% or 30%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2012 and a marginal tax rate of up to 48% for an individual in 2012). Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Dividend Income

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 25%, so long as the ordinary shares are registered with a Nominee Company, unless a reduced rate is provided under an applicable tax treaty.

For example, under the U.S.-Israel Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. resident (for purposes of the U.S.-Israel Treaty) holder of our ordinary shares is 25%. However, generally, the maximum withholding tax rate on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduct for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) , provided that (a) you have held the ordinary shares for at least 61 days during the 121-day period beginning on the date which is 60 days before the ex-dividend date with respect to such dividends, (b) you are not under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property, and (c) such dividends are received from a “qualified foreign corporation” for United States federal income tax purposes. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the New York Stock Exchange, which is an established securities market in the United States, and therefore we believe that we will constitute a “qualified foreign corporation” for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis (as defined below) in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our PFIC status for 2012. Based on the advisor’s advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and amounts of our gross income, and the nature of our business, we believe we were not a PFIC for the taxable year ending December 31, 2012. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our rental income (assuming full consolidation of jointly controlled companies) are generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2012, 34.9% of our rental income were earned in Canadian dollars, 22.8% in U.S. dollars, 3.1% in NIS, 30.0% in Euros and 4.8% in Swedish Krona. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 84 million of gross profit during 2012). In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2012 vs. 2011	7.8	6.6	(0.5)
2011 vs. 2010	(4.1)	(0.2)	0.5
2010 vs. 2009	(5.1)	5.1	(9.4)

Assuming a 10% decrease in the U.S. dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 106 million in 2012. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 146 million in 2012. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 124 million in 2012.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2012, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	2,046	5.5	351
Cross-currency swap	U.S.$-NIS	915	4.7	345
Cross-currency swap	C$-NIS	1,278	4.6	309
Cross-currency swap	BRL-NIS	273	5	(3)
Forward contracts	Various currencies	3,870	Less than 1	5
Call options	NIS-U.S.$	500	0.6	—

Total		8,882		1,007

These foreign currency hedge transactions may also include interest exchange features. For further information refer to Note 37d to our audited consolidated financial statements included elsewhere in this annual report and for the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our hedging transactions, refer to the sensitivity analysis in Note 37g to our audited consolidated financial statements included elsewhere in this annual report.

Consumer Price Index/Inflation Risk

We have borrowed from banks and issued debentures with repayment provisions linked to changes in the Consumer Price Index in Israel. We also have deposits and have made loans which are linked to changes in the CPI. We have an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our finance expenses, leading to lower reported earnings and shareholders’ equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. Part of our cross-currency swap transactions hedge (economically) this exposure. For further details, refer to Notes 37f and 37g to our audited consolidated financial statements included elsewhere in this annual report.

Assuming an increase of 1% in the Israeli CPI, our pre-tax income would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax income would have increased, by NIS 85 million and NIS 70 million as of December 31, 2011 and December 31, 2012, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 42 million and NIS 40 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2012 and 2011in the Consumer Price Index or similar inflation indices.

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

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2012, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable	U.S.$	1,120	variable	fixed	5.5	(33)
Interest rate swaps fixed/variable	C$	324	variable	fixed	8.9	(9)
Interest rate swaps fixed/variable		€3,067	variable	fixed	3.8	(287)
Interest rate swaps fixed/variable	Swedish Krona	2,500	variable	fixed	3.0	(152)

		7,011				(481)

As of December 31, 2012 and 2011, 87% and 81% of our long-term interest bearing liabilities, respectively (73% and 69% excluding interest rate swaps, respectively), were at fixed interest rates.

The following table presents information about the impact a 1% absolute increase in interest rates would have on pre-tax income (loss) for the year:

	Sensitivity analysis for liabilities in Variable Interest
Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rates	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2012	(21)	(14)	(32)	(3)
December 31, 2011	(14)	(22)	(34)	(2)

	Sensitivity analysis for derivatives — changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2012	87	43	(44)	(88)
December 31, 2011	61	30	(30)	(61)

The following tables present information about the impact a 2%/1% absolute increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives—Absolute changes in Interest Rates
Effect on Pre-Tax Income (Loss)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2012
Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Swedish Krona	172	88	(93)	(121)
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557
December 31, 2011
Change in interest on €	141	73	(78)	(147)
Change in interest on U.S.$	44	23	(22)	(25)
Change in interest on C$	69	14	(14)	(28)
Change in interest on Swedish Krona	203	104	(111)	(208)
Change in nominal interest on NIS	(68)	(34)	36	73
Change in real interest on NIS	(344)	(179)	194	406

	Sensitivity Analysis for Derivatives—Absolute changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2012
Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
December 31, 2011
Change in interest on €	197	101	(108)	(182)
Change in interest on C$	47	23	(23)	(47)

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

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2012 and December 31, 2011 was NIS 101 million (U.S.$ 27 million) and NIS 164 million, respectively. This exposure is not hedged.

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

E. Use of proceeds

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES.

Disclosure Controls and Procedures

Our President and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the Company’s management regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 has been audited by the Company’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of March 19, 2013 herein expresses an unqualified opinion on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report which is included under “Item 18—Financial Statements” on page F-3 of this annual report.

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

The Company has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is delivered to every employee of Gazit-Globe Ltd. and all of its private subsidiaries, and is available to investors and others on the Company’s website at http://www.gazit-globe.com or by contacting the Company’s investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on the Company’s website. The Company has also implemented a training program for new and existing employees concerning the code of business conduct. In December 2012, the Company amended the code to provide a consolidated list of Company officers and directors, specifically the Chairman of the Audit Committee, the Internal Auditor, the Senior Executive Vice President, General Counsel and Company Secretary, and the VP of Corporate Responsibility, with whom individuals both inside and outside of the Company may lodge a complaint.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policy on Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2012 and 2011 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2012 and 2011:

	2012	2011
	(U.S.$ in thousands)
Audit Fees	$4,168	$3,565
Audit-Related Fees	651	2,703
Tax Fees	1,176	910

Total	$5,995	$7,178

The audit fees for the years ended December 31, 2012 and 2011 were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the U.S. SEC as of December 31, 2012, and the Israeli Securities Regulations as of December 31, 2012 and 2011, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2012 and 2011 were for services in respect of accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards, and fees billed for assurance and related services regarding our initial public offering in the United States.

Tax fees for the years ended December 31, 2012 and 2011 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

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

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of Atrium are also provided pursuant to Rule 3-09 of Regulation S-X.

ITEM 19.	EXHIBITS

No.	Description

1.1	Articles of Association of the Registrant, as amended. ¥

1.2	Memorandum of Association of the Registrant, as amended ¥

4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to Registration No. 333-178320)

4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to Registration No. 333-178320)

4.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010 (incorporated by reference to Exhibit 10.3 to Registration No. 333-178320)

4.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC (incorporated by reference to Exhibit 10.4 to Registration No. 333-178320)

4.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-178320)

4.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011 (incorporated by reference to Exhibit 10.6 to Registration No. 333-178320)

4.7	Facility Agreement between the registrant, Bank Hapoalim, Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated November 29, 2009, and amendments thereto (incorporated by reference to Exhibit 10.7 to Registration No. 333-178320) +

4.8	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration No. 333-178320) ¥ +

4.9	Amendment No. 2 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated June 28, 2012 ¥ +

4.10	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to Registration No. 333-178320) +

4.11	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to Registration No. 333-178320) +

No.	Description

4.12	Third Amendment to the Facility Agreement between the registrant and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.13	Third Amendment to the Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.14	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011 (incorporated by reference to Exhibit 10.11 to Registration No. 333-178320) +

4.15	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated March 19, 2013 +

4.16	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated March 19, 2013 +

4.17	Loan Agreement among Silver Maple (2001), Inc., the registrant and Bank Leumi USA, dated March 19, 2013 +

4.18	Loan Agreement among Ficus, Inc., the registrant and Bank Leumi USA, dated March 19, 2013 +

4.19	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to Registration No. 333-178320)

4.20	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.14 to Registration No. 333-178320)

4.21	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to Form 20-F filed with the SEC on April 27, 2012). ¥

4.22	Arrangement Agreement, by and among the registrant, First Capital Realty Inc., Gazit America Inc., dated June 20, 2012.

8.1	List of subsidiaries of the Registrant

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

¥	English translation of original Hebrew document.
+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/s/ Aharon Soffer
Name: Aharon Soffer
Title: President

Date: April 22, 2013

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule of investment property information. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose assets constitute approximately 35% and 35% of total consolidated assets as of December 31, 2011 and January 1, 2011, respectively, and whose revenues constitute approximately 33% and 42% of total consolidated revenues for the years ended December 31, 2011 and 2010, respectively. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 3,872 million, NIS 3,553 million and NIS 3,101 million as of December, 31, 2012, 2011 and January 1, 2011, respectively, and the Company’s share in its earnings amounted to NIS 165 million, NIS 220 million and NIS 167 million for the years ended December 31, 2012, 2011 and 2010, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 and 2010 financial statements of FCR, is based on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012, 2011 and January 1, 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits, the schedule of investment property information, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in note 2a to the consolidated financial statements, in 2012 the Company adopted, retrospectively for all periods presented, International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments described in note 41 that were applied to retroactively adjust the amounts included for FCR as of December 31, 2011 and January 1, 2011 and for the years ended December 31, 2011 and 2010. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of financial position of FCR as of December 31, 2011 and January 1, 2011 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and 2010, other than with respect to the adjustments described above and, accordingly, our opinion, insofar as it relates to the amounts included for FCR, is based on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2013 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited Gazit Globe, Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2012, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 19, 2013 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,		January 1,
		2012	2012	*) 2011	*) 2011
	Note	U.S. dollars	NIS
		In millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	451	1,683	1,539	692
Short-term investments and loans	4a	144	538	770	150
Marketable securities at fair value through profit or loss	4b	23	87	97	50
Available-for-sale financial assets	11	4	14	67	42
Financial derivatives	37d	22	81	84	110
Trade receivables	5	199	744	656	126
Other accounts receivable	6	56	216	291	202
Inventory of buildings and apartments for sale	7	191	712	697	—
Income taxes receivable		4	15	14	68

		1,094	4,090	4,215	1,440
Assets classified as held for sale	8	397	1,482	714	50

		1,491	5,572	4,929	1,490

NON-CURRENT ASSETS
Equity-accounted investees	9	1,263	4,713	4,390	3,694
Other investments, loans and receivables	10	191	713	308	117
Available-for-sale financial assets	11	91	339	314	218
Financial derivatives	37d	249	929	937	1,087
Investment property	12	14,858	55,465	51,014	41,242
Investment property under development	13	752	2,806	2,198	2,266
Non-current inventory	7	6	23	23	—
Fixed assets, net	14	50	187	157	99
Goodwill	15	27	100	101	110
Other intangible assets, net	15	5	17	68	10
Deferred taxes	25m	53	198	160	75

		17,545	65,490	59,670	48,918

		19,036	71,062	64,599	50,408

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,		January 1,
		2012	2012	*) 2011	*) 2011
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	94	351	453	91
Current maturities of non-current liabilities	17	638	2,382	3,525	2,719
Financial derivatives	37d	3	12	25	37
Trade payables	18	245	914	819	302
Other accounts payable	19	336	1,256	1,218	842
Advances from customers and buyers of apartments	7	69	257	277	—
Income taxes payable		14	52	53	33

		1,399	5,224	6,370	4,024
Liabilities attributed to assets held for sale	8	45	168	103	—

		1,444	5,392	6,473	4,024

NON-CURRENT LIABILITIES
Debentures	20	4,956	18,500	15,379	13,768
Convertible debentures	21	321	1,197	1,121	739
Interest-bearing loans from financial institutions and others	22	5,206	19,433	18,973	14,644
Financial derivatives	37d	126	472	339	128
Other financial liabilities	23	93	346	277	161
Employee benefit liability, net	24	2	7	8	2
Deferred taxes	25m	821	3,066	2,401	1,751

		11,525	43,021	38,498	31,193

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		59	219	218	208
Share premium		1,019	3,805	3,787	3,474
Retained earnings		1,259	4,699	3,904	3,422
Foreign currency translation reserve		(245)	(913)	(728)	(1,313)
Other reserves		16	60	150	220
Loans granted to purchase shares of the Company		**) —	**) —	**) —	(4)
Treasury shares		(6)	(21)	(21)	(21)

		2,102	7,849	7,310	5,986
Non-controlling interests	27h	3,965	14,800	12,318	9,205

Total equity		6,067	22,649	19,628	15,191

		19,036	71,062	64,599	50,408

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience translation (Note 2d(1))
		Year ended December 31,	Year ended December 31,
		2012	2012	*) 2011	*) 2010
	Note	U.S. dollars	NIS
		(In millions, except for per share data)
Rental income	30	1,406	5,249	4,718	4,147
Property operating expenses	31	457	1,705	1,522	1,341

Net operating rental income		949	3,544	3,196	2,806

Revenues from sale of buildings, land and construction works performed	32	469	1,749	1,001	—
Cost of buildings sold, land and construction works performed	32	446	1,665	967	—

Gross profit from sale of buildings, land and construction works performed		23	84	34	—

Gross profit		972	3,628	3,230	2,806

Fair value gain from investment property and investment property under development, net		512	1,913	1,670	935
General and administrative expenses	33	(174)	(648)	(733)	(569)
Other income	34a	44	164	115	21
Other expenses	34b	(13)	(47)	(110)	(46)
Group’s share in earnings of equity-accounted investees, net	9b	80	299	334	171

Operating income		1,421	5,309	4,506	3,318
Finance expenses	35a	(593)	(2,214)	(2,197)	(1,764)
Finance income	35b	32	120	72	525

Income before taxes on income		860	3,215	2,381	2,079
Taxes on income	25n	182	681	328	390

Net income		678	2,534	2,053	1,689

Attributable to:
Equity holders of the Company		256	957	719	831
Non-controlling interests		422	1,577	1,334	858

		678	2,534	2,053	1,689

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		1.55	5.80	4.65	5.89

Diluted net earnings		1.50	5.59	4.30	5.87

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2012	2012	*) 2011	*) 2010
	U.S. dollars	NIS
	(In millions, except for per share data)
Net income	678	2,534	2,053	1,689

Other comprehensive income (loss) (net of tax effect **):
Exchange differences on translation of foreign operations (1)	(113)	(417)	1,139	(1,273)
Realization of exchange differences on translation of equity-accounted foreign operations	1	3	12	—
Net gains (losses) on cash flow hedges (1)	(27)	(100)	(139)	49
Net gains (losses) on available-for-sale financial assets	10	37	(39)	12
Gain on revaluation of fixed assets in jointly controlled entity	3	10	28	17

Total other comprehensive income (loss)	(126)	(467)	1,001	(1,195)

Total comprehensive income	552	2,067	3,054	494

Attributable to:
Equity holders of the Company (2)	206	773	1,231	179
Non-controlling interests	346	1,294	1,823	315

	552	2,067	3,054	494

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(1)	(3)	(9)	(6)

(2) Breakdown of total comprehensive income attributable to equity holders of the Company:
Net income	256	957	719	831
Exchange differences on translation of foreign operations	(51)	(187)	573	(713)
Realization of exchange differences on translation of equity-accounted foreign operations	1	2	12	—
Net gains (losses) on cash flow hedges	(13)	(48)	(66)	41
Net gains (losses) on available-for-sale financial assets	10	39	(35)	3
Gain on revaluation of fixed assets in jointly controlled entity	3	10	28	17

	206	773	1,231	179

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	For further details regarding other comprehensive income and related tax impact, see Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars (Note 2d(1))
	In millions
Balance as of January 1, 2012 **)	59	1,014	1,046	(195)	40	*) —	(6)	1,958	3,300	5,258
Net income	—	—	256	—	—	—	—	256	422	678
Other comprehensive income (loss)	—	—	—	(50)	*) —	—	—	(50)	(76)	(126)

Total comprehensive income (loss)	—	—	256	(50)	*) —	—	—	206	346	552
Exercise and expiration of share options issued by the Company	*) —	5	—	—	(4)	—	—	1	—	1
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed asset revaluation reserve in joint venture	—	—	28	—	(28)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	1	—	—	1	12	13
Dividend declared	—	—	(71)	—	—	—	—	(71)	—	(71)
Capital issuance to non-controlling interests	—	—	—	—	34	—	—	34	562	596
Acquisition of non-controlling interests	—	—	—	—	(27)	—	—	(27)	(71)	(98)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(3)	(3)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(181)	(181)

Balance as of December 31, 2012	59	1,019	1,259	(245)	16	*) —	(6)	2,102	3,965	6,067

*)	Represents an amount of less than U.S.$ 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012 **)	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	957	—	—	—	—	957	1,577	2,534
Other comprehensive income (loss)	—	—	—	(185)	1	—	—	(184)	(283)	(467)

Total comprehensive income (loss)	—	—	957	(185)	1	—	—	773	1,294	2,067
Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend declared	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(102)	—	—	(102)	(267)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649

*)	Represents an amount of less than NIS 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2011	208	3,474	3,422	(1,313)	220	(4)	(21)	5,986	9,205	15,191
Net income	—	—	719	—	—	—	—	719	1,334	2,053
Other comprehensive income	—	—	—	585	(73)	—	—	512	489	1,001

Total comprehensive income (loss)	—	—	719	585	(73)	—	—	1,231	1,823	3,054
Issue of shares net of issue expenses	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net	—	—	—	—	64	—	—	64	—	64
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	49	56
Dividend declared	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(12)	—	—	(12)	1,197	1,185
Acquisition of non-controlling interests	—	—	—	—	(44)	—	—	(44)	(341)	(385)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628

*)	Represents an amount of less than NIS 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves ***)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2010	192	2,848	2,784	(600)	23	(4)	(21)	5,222	8,012	13,234
Net income	—	—	831	—	—	—	—	831	858	1,689
Other comprehensive income (loss)	—	—	—	(713)	61	—	—	(652)	(543)	(1,195)

Total comprehensive income (loss)	—	—	831	(713)	61	—	—	179	315	494
Issue of shares net of issue expenses	16	621	—	—	—	—	—	637	—	637
Exercise of share options into Company’s shares	*) —	5	—	—	(4)	—	—	1	—	1
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Waiver of salary by controlling shareholder, net	—	—	—	—	35	—	—	35	—	35
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	18	—	(18)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	13	—	—	13	38	51
Dividend declared	—	—	(211)	—	—	—	—	(211)	—	(211)
Capital issuance to non-controlling interests	—	—	—	—	113	—	—	113	1,415	1,528
Acquisition of non-controlling interests	—	—	—	—	(3)	—	—	(3)	(75)	(78)
Purchase of convertible debentures in subsidiaries	—	—	—	—	—	—	—	—	(6)	(6)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(494)	(494)

Balance as of December 31, 2010	208	3,474	3,422	(1,313)	220	(4)	(21)	5,986	9,205	15,191

*)	Represents an amount of less than NIS 1 million.
**)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
***)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2012	2012	*) 2011	*) 2010
	U.S. dollars	NIS
	(In millions)
Cash flows from operating activities:
Net income	678	2,534	2,053	1,689

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	561	2,094	2,125	1,239
Group’s share in earnings of equity-accounted investees, net	(80)	(299)	(334)	(171)
Fair value gain from investment property and investment property under development, net	(512)	(1,913)	(1,670)	(935)
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	9	34	67	63
Taxes on income	182	681	328	390
Impairment loss of other assets	2	7	7	—
Capital loss (gain), net	1	5	64	(13)
Change in employee benefit liability	(1)	(2)	3	(2)
Loss (gain) from decrease in holding interest and disposal of investees, net	—	—	1	4
Gain from bargain purchase	(36)	(134)	(102)	—
Cost of share-based payment	13	47	56	51
Salary expenses carried to capital reserve	—	—	105	59

	139	520	650	685

Changes in assets and liabilities items:
Increase in trade receivables and other accounts receivable	(8)	(29)	(185)	(96)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	1	2	(78)	—
Increase (decrease) in trade and other accounts payable	(28)	(104)	53	(64)
Increase in tenants’ security deposits, net	1	4	14	5

	(34)	(127)	(196)	(155)

Net cash provided by operating activities before interest, dividend and taxes	783	2,927	2,507	2,219

Cash received and paid during the year for:
Interest paid	(526)	(1,964)	(1,536)	(1,597)
Interest received	14	54	31	10
Dividend received	106	395	96	84
Taxes paid	(12)	(44)	(10)	(57)
Tax refund received	7	25	38	—

	(411)	(1,534)	(1,381)	(1,560)

Net cash provided by operating activities	372	1,393	1,126	659

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2012	2012	*) 2011	*) 2010
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:
Acquisition of initially consolidated subsidiary (a)	—	—	92	—
Initial consolidation of investment previously accounted for using the equity method (b)	—	—	20	—
Proceeds from sale of investee	3	12	—	—
Investment in investees	(71)	(266)	(104)	(179)
Acquisition, construction and development of investment property	(1,525)	(5,692)	(6,449)	(3,368)
Investments in fixed assets	(13)	(49)	(34)	(3)
Proceeds from sale of investment property and investment property under development	397	1,482	2,880	982
Grant of long-term loans	(156)	(583)	(280)	(59)
Collection of long-term loans	21	79	103	62
Short-term investments, net	(5)	(20)	50	(23)
Investment in financial assets	(199)	(743)	(1,001)	(401)
Proceeds from sale of financial assets	304	1,134	506	441

Net cash used in investing activities	(1,244)	(4,646)	(4,217)	(2,548)

Cash flows from financing activities:
Issue of shares (net of issue expenses)	—	—	313	637
Repayment of loans granted for purchase of Company’s shares	**) —	**) —	4	**) —
Exercise of share options into Company’s shares	1	3	2	1
Capital issuance to non-controlling interests	491	1,832	714	1,463
Acquisition of non-controlling interests	(70)	(263)	(384)	(47)
Dividend paid to equity holders of the Company	(71)	(264)	(298)	(204)
Dividend paid to non-controlling interests	(175)	(653)	(567)	(474)
Receipt of long-term loans	1,645	6,140	6,574	1,168
Repayment of long-term loans	(1,619)	(6,042)	(5,518)	(3,814)
Receipt (repayment) of long-term credit facilities from banks, net	(45)	(169)	1,805	1,103
Repayment and early redemption of debentures and convertible debentures	(851)	(3,177)	(1,024)	(275)
Short-term credit from banks and others, net	(23)	(85)	202	(94)
Issue of debentures and convertible debentures, net	1,652	6,168	2,194	2,125

Net cash provided by financing activities	935	3,490	4,017	1,589

Exchange differences on balances of cash and cash equivalents	(24)	(93)	(79)	(12)

Increase (decrease) in cash and cash equivalents	39	144	847	(312)
Cash and cash equivalents at the beginning of the year	412	1,539	692	1,004

Cash and cash equivalents at the end of the year	451	1,683	1,539	692

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2012	2012	*) 2011	2010
	U.S. dollars	NIS
	(In millions)
(a) Acquisition of initially consolidated subsidiaries (Note 9c7):
Working capital (excluding cash and cash equivalents):
Current assets	—	—	(14)	—
Assets held for sale	—	—	(465)	—
Current liabilities	—	—	311	—

	—	—	(168)	—
Investment property and other non-current assets	—	—	(1,791)	—
Non-current liabilities	—	—	1,066	—
Non-controlling interests in initially consolidated subsidiaries	—	—	742	—
Issue of shares to non-controlling interests in EQY	—	—	265	—
goodwill	—	—	(22)	—

Increase in cash and cash equivalents	—	—	92	—

(b) Initial consolidation of investment previously accounted for using the equity method (Note 9m):
Working capital (excluding cash and cash equivalents):
Current assets	—	—	(1,051)	—
Current liabilities	—	—	980	—

	—	—	(71)	—
Non-current assets	—	—	(518)	—
Non-current liabilities	—	—	315	—
Non-controlling interests	—	—	186	—
Realization of investment accounted for using the equity method	—	—	107	—
Loss on revaluation of previous investment	—	—	(25)	—
Gain from bargain purchase	—	—	26	—

Increase in cash and cash equivalents	—	—	20	—

(c) Significant non-cash transactions:
Conversion of convertible debentures into subsidiary’s shares	86	321	206	—

Acquisition of subsidiary’s shares for issuance of shares by subsidiaries	28	106	265	37

Dividend payable to equity holders of the Company	—	—	—	57

Dividend payable to non-controlling interests	23	87	65	59

*)	Retrospectively adjusted due to adoption of new IFRS standards, see Notes 2a and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	The Company and its business activities

The Company, through its investees, is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector. In addition, the Group operates in the medical office buildings sector in United States, as well as in the development and construction primarily of residential projects in Israel and Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, including with partners, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE).

b.	Definitions in these financial statements

The Company	•	Gazit-Globe Ltd.

The parent company	•	Norstar Holdings Inc. (formerly: Gazit Inc.) (“Norstar”) directly and through its wholly-owned subsidiaries (collectively, “Norstar Group”).

Subsidiaries	•	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	•	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	•	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets’ and obligations for the liabilities relating to the arrangement and are proportionately consolidated.

Jointly controlled entities	•	Joint ventures and joint operation.

Associates	•	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s investment financial statements using the equity method.

Investees	•	Subsidiaries, joint ventures, joint operations and associates.

The Group	•	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL (Cont.)

Related parties	•	As defined in IAS 24 (Revised).

EQY	•	Equity Once Inc., consolidated entity.

FCR	•	First Capital Reality Inc., consolidated entity.

CTY	•	Citycon Oyj, consolidated entity.

ATR	•	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	•	December 31, 2012.

c.	The Company’s financial statements as of December 31, 2012 were approved by the Company’s board of directors on March 19, 2013.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, senior housing facilities and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the “function of expense” method. During the reporting period the Company changed the presentation of profit or loss statement by separating the gross profit of rental activity from the gross profit of selling buildings, lands and construction works activity. This presentation, according to the management opinion, is more suitable to the Company’s activity results. The above mentioned change had no impact on the net income.

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

The accounting policies adopted in the financial statements are consistent in all periods presented, except as described below:

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Changes in accounting policies due to application of new standards

Initial implementation of IAS 12 amendment—Income Taxes (the “Amendment”)

The amendment relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively for financial statements of periods commencing on January 1, 2012. According to the transition application of the Amendment, the comparables as of December 31, 2011 and January 1, 2011 and for the years 2011 and 2010 were adjusted retrospectively to apply the aforesaid Amendment.

For effect of the amendment, see Note 41.

Early adoption of IFRS standards:

With effect from second quarter of 2012 financial statements, the Group has early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

The main points of the New Standards and their impact on the consolidated financial statements of the Group are described below. It should be noted that the main effect of the New Standards on the financial statements results from the implementation of IFRS 11 and, in particular, the fact that the Group’s investments in ATR, Royal Senior Care II LLC (“RSC”) and Ronson Europe N.V. (“Ronson”), which were previously presented according to the proportionate consolidation method, are now presented according to the equity method since they fall within the definition of joint ventures pursuant to IFRS 11.

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

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management’s intentions and financial ability to exercise such rights.

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control), as opposed to the provisions of IAS 27 prior to its amendment which permits a choice between two consolidation models—the de facto control model and the legal control model.

Under IAS 27 prior to its amendment, the Group applied the effective control model with EQY, CTY and FCR (in certain periods, as relevant). In light of the control assessment prescribed by IFRS 10 regarding de-facto control if an entity holds less than a majority of the voting rights in the investee, the Group determined to continue consolidation of EQY, CTY, and FCR under IFRS 10. For details regarding the specific criteria that the Group examines with regard to each individual company in order to determine whether effective control exists – see Note 2c.

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

IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

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

As referred to above, the main effect of implementing IFRS 11 is with respect to the Group investment in the companies ATR, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

In light of the provisions of IFRS 11 and the provisions of IAS 28 Revised, as well as indications of impairment of the Group’s investments in ATR and Ronson, the Group has assessed the recoverable amount of these investments according to the value in use method, as of December 31, 2011, in conformance with the provisions of International Accounting Standard No. 36 Impairment of Assets and found that the value in use is higher than the carrying amount. The value in use of ATR was determined based on its equity with certain adjustments. As of December 31, 2012 there were no indications of impairment of the Group’s investments in ATR. In addition, the Group assessed the recoverable amount of its investment in Ronson as of September 30, 2012 and found that the value in use is higher than the carrying amount.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for the Company’s investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1—Presentation of Financial Statements

The amendment to IAS 1 (“Amendment”) prescribes disclosure requirements for additional balance sheet, in a situation where a retrospective application of accounting policy, and/or a retrospective restatement of balance sheet line items, and/or reclassification of balance sheet line items occur. In addition, in light of the aforesaid Amendment, the Company did not include notes for the additional balance sheet except for notes that are required due to the provisions of IAS 1 and IAS 8.

The Company has early adopted the Amendment, and disclosed an additional balance sheet as of January 1, 2011, due to retrospective application of the new standards.

As for the effect of the adoption of the new IFRS standards, see Note 41.

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

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

•	Impairment of available-for-sale financial assets

The Group assesses at each reporting date whether there is objective evidence that the value of the asset is impaired and an impairment loss is incurred. In examining impairment, as abovementioned, the Group exercises judgment with regard to any indications of objective evidence that relate to the percentage decline in fair value, as well as to the duration of decline in fair value. Refer also to section l below.

•	Operating lease of investment property

The Group as a lessor, classifies its investment property portfolio as operating leases when the exercise of judgment in examining the lease terms indicates that the Company retains substantially all the risks and rewards incidental to ownership of these properties.

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

Estimates and assumptions

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

Investment property and investment property under development which may be reliably measured are measured at fair value as of the reporting date. Changes in fair value of investment property are recognized in the income statement. Fair value is usually determined by accredited independent appraisers using valuation techniques and assumptions as to estimates of expected operating future cash flows from the property and determining the appropriate discount rate to apply to these cash flows. Property under development also requires an estimate of expected development costs. When possible, fair value is determined with reference to recent observable real estate transactions of similar property and location to the property being valued.

In determining the fair value of investment property, the appraisers and the Group’s management are required to use certain assumptions in order to estimate the future cash flows from the properties regarding the required yield rates on the Group’s properties, the future rental rates, occupancy rates, lease renewals, the probability and the timing of leasing vacant spaces, property operating expenses, the financial strength of tenants and the implications of any expected investments for future development. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. Further details are provided in Notes 12 and 13.

•	Impairment of goodwill

The Group reviews goodwill for impairment annually, on December 31, and more frequently if there are indications of impairment. The review requires management to estimate expected net future cash flows from continued use of the cash generating unit to which goodwill has been allocated, and to determine an appropriate discount rate to apply to these cash flows. For further information refer to Note 15.

•	Deferred tax assets:

Deferred tax assets are recognized for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against the losses which can be utilized. Significant estimates are required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Notes 2v and 25m.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Determination of fair value of unquoted financial instrument

The fair value of unquoted financial instrument which is classified as “level 3” in the fair value hierarchy according to IFRS 7 is valued, including by external valuators, based on a valuation method that generally values the expected cash flows discounted at current rates applicable for items with similar terms and risk characteristics. The expected future cash flows and discount rates are subject to uncertainty, based on assessment of risk such as liquidity risk, credit risk and volatility risk. Further information is provided in Note 37.

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing control, the Group considers its potential voting rights as well as potential voting rights held by other parties, to determine whether it has power. Those potential voting rights are considered only if the rights are substantive. The Company must have the practical ability to exercise those rights. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases.

Consolidation due to effective (de facto) control

The Group consolidates certain subsidiaries in which it holds less than half of the voting rights of these subsidiaries on the basis of effective control (de facto control) in accordance with IFRS 10.

Below is the criteria tested by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (but less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the voting power (quorum) according to historical participation in the general meetings of shareholders and voting agreements with other shareholders and therefore, has in fact the right to nominate the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the above criteria and the following circumstances:

a)	The Group has consolidated the accounts of CTY in its financial statements based on effective control due to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of CTY. As of December 31, 2012, the Group holds 48.8% of CTY’s share capital and voting rights.

b)	EQY was formerly consolidated based on formal control since the Group’s potential voting rights in EQY exceeded 50%. As from 2009, the Group’s interest in EQY, taking into consideration potential voting rights, declined below 50% (45.1% and 40.1% fully diluted at the reporting date) due to the issuances of EQY’s shares to third parties. The Group continues to consolidate EQY’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that requires amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest (45.5%) in EQY’s share capital at the reporting date, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings, prohibition of other shareholders from holding above a certain interest in EQY and also its ability to appoint the majority of the directors and indirectly, the senior management of EQY.

c)	FCR was formerly consolidated based on formal control since the Group’s potential voting rights in FCR exceeded 50%. Commencing from 2009, the Group’s interest in First Capital Realty Inc. (“FCR”), taking into consideration potential voting rights, declined below 50% (40.8% at the reporting date) due to the issuances of FCR’s shares and convertible debentures to the public. The Group continues to consolidate FCR’s accounts as there has been no material change in the circumstances attesting to the absence of control from a qualitative perspective that require amending the basis of reporting. These circumstances include, among other things, actual holding of a significant interest of 45.6% in FCR’s voting rights at the reporting date, the wide diversity of the public holdings of the remaining shares, ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with certain other shareholders, see Note 26a1.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportion of the net assets or the net identifiable assets upon the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income (loss) of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The possibility to choose method of measuring non-controlling interest according to its fair value upon the acquisition date or according to its proportionate share in net assets of the subsidiary is valid only for the rights that provide the shareholders ownership rights and rights for a proportionate share of net assets upon liquidation.

Acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognized in the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Company’s equity, taking into account also the disposal of goodwill in a subsidiary, if any, and amounts which have been recognized in other comprehensive income, if any, based on the decrease in the interests in the subsidiary.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests (without loss or achievement of control) are classified in the statement of cash flows as cash flows provided by (used in) financing activities.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2012 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2012 (U.S.$ 1 = NIS 3.733). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

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

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments activity is three years. The operating cycle of the remaining activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date or longer, can be withdrawn immediately with no fine, and are part of the Group’s cash management.

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

1.	Financial assets at fair value through profit or loss

Financial assets that are measured at fair value through profit or loss comprise of financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

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

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity (“the investments”) are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables (such as trade and other receivables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the investments are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences that relate to monetary debt instruments that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

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

6.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term borrowings (such as trade and other payables) are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When the terms of a convertible instrument are amended to induce early conversion, the difference at the date the terms are amended, between the fair value of the consideration the holder receives on conversion under the revised terms and the fair value of the consideration the holder would have received under the original terms, is recognized as a loss in profit or loss.

8.	Issue of a bundle of securities

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

9.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

10.	Loans granted for purchase of Company shares

Recourse type loans which were granted to the Company’s employees to purchase Company shares are presented as a deduction from equity attributable to equity holders of the Company since these loans are accounted for as shares that have already been issued but not yet paid.

11.	Put option granted to non-controlling interests

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

12.	Derecognition of financial assets

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

13.	Derecognition of financial liabilities

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

•	discharges the liability by paying in cash, other financial assets, goods or services; or

•	is legally released from the liability.

Where an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the profit or loss. If the exchange or modification is immaterial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized from the exchange. When determining whether an exchange transaction of a debt instrument constitutes material change, the Group takes into consideration quantitative as well as qualitative criteria.

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

For equity instruments classified as available-for-sale financial assets, the objective evidence includes a significant or prolonged decline in the fair value of the asset below its cost and examination of changes in the technological, market, economic or legal environment in which the issuer operates. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In subsequent periods, reversal of impairment loss is not recognized as profit or loss but rather is recognized as other comprehensive income, until derecognition.

For debt instruments classified as available-for-sale financial assets, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income and recognized as an impairment loss in profit or loss. In a subsequent period, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized. The amount of the reversal, as above, is credited to profit or loss up to the amount of any previous impairment.

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

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of IRS contracts and of certain swap contracts are determined by valuation techniques based among others on quotes of expected interest curves and discount rates that are deemed to be the market interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	For the purpose of hedge accounting, hedges are classified as:

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

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecast transaction or firm commitment are no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

n.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. The Direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, including a separation of embedded derivatives from the host contract by the acquiree.

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

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in the statement of income or in the statement of comprehensive income. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent remeasurement.

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

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	derecognizes the foreign currency translation reserves that were carried to equity;

•	recognizes the fair value of the consideration received;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	carries the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group’s share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding rate is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

Profits and losses resulting from transactions between the Group and associates or joint ventures are eliminated to the extent of the interest in the investees.

The financial statements of the Company and of the associates or joint ventures are prepared as of the same dates and periods. The accounting policy in the financial statements of the associates and joint ventures has been applied consistently and uniformly with the policy applied in the financial statements of the Group.

p.	Investment property

An investment property is property (land or a building or both) held by the owner or by the lessee under a finance lease to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services, for administrative purposes or sale in the ordinary course of business.

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

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and development costs, construction costs and leasing costs.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge and by professional internal appraisers. For further details refer to Notes 12 and 13.

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

Each part of an item of fixed asset with a cost that is significant in relation to the total cost of the item is depreciated separately using the component method. Depreciation is calculated on a straight line basis over their estimated useful life.

The useful life and the residual value of an asset are reviewed at least once at each year-end and the changes, if any, are accounted for prospectively as a change in accounting estimate.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Buildings for senior housing facilities in joint venture financial statements are a class of fixed assets that is measured at revalued amount, being their fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Depreciation is recognized in profit or loss on the basis of the revalued amount. Revaluations are performed frequently enough to ensure that the carrying amount does not significantly differ from the value that would have been determined as fair value on the reporting date. Revaluation of fixed assets is carried to other comprehensive income as a revaluation reserve net of tax effect. The revaluation reserve is transferred directly to retained earnings when the asset is being depreciated or derecognized.

r.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. After initial recognition, intangible assets are measured at their cost less any accumulated amortization and accumulated impairment losses, if any.

According to management’s assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year. Changes, if any, in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively as a change in accounting estimate.

s.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

Finance leases—finance leases transfer to the Group, as a lessee, substantially all the risks and benefits incidental to ownership of the leased asset.

Operating leases—the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases—the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life of the lease period.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Operating leases—the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property—as part of the fair value adjustments).

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

The Group reviews goodwill for impairment once a year on December 31, or more frequently, if events or changes in circumstances indicate that impairment has occurred.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill and then to other fixed assets of the unit. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. In cases where the goodwill was generated due to the measurement of deferred tax liabilities not at their economic value, the Group reviews the goodwill for impairment after deducting the difference between the carrying amount of deferred tax liabilities and their economic value. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group determines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in an associate or a joint venture is impaired. Impairment review is carried out for the entire investment, including goodwill attributed to the associate or joint venture. If there is objective evidence, as above, and the recoverable amount of the investment is lower than its carrying amount, a loss is recognized to the extent of the difference. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases.

u.	Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there is a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases upon initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

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

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability.

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

If the Group modifies the conditions on which equity-settled instruments are granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee or officer at the modification date. If the modification occurs after the vesting date, the incremental fair value is recognized immediately. Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

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

Gains and losses on exchange rate differences are reported on a net basis.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

cc.	Borrowing costs in respect of qualifying assets

A qualifying asset is an asset that necessarily takes a substantial period of time to be prepared for its intended use or sale, including investment property under development or redevelopment and inventories of buildings and apartments for sale that require a substantial period of time to bring them to a saleable condition. The Group capitalizes borrowing costs that are attributable to the acquisition and development of qualifying assets.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The capitalization of borrowing costs commences when expenditures in respect of the asset are being incurred, borrowing costs are being incurred and the activities to prepare the asset are in progress and ceases when substantially all the activities to prepare the qualifying asset for its intended use or sale are complete. The amount of borrowing costs capitalized in the reporting period includes specific borrowing costs and general borrowing costs based on a weighted capitalization rate.

dd.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

ee.	Disclosure of new IFRSs in the period prior to their adoption

IAS 19 (Revised)—Employee Benefits:

The IASB issued several amendments to IAS 19 as follows:

•	The remeasured defined benefit liability, net (formerly known as actuarial gains and losses) will be recognized in other comprehensive income and not carried to profit or loss.

•	Returns from the plan assets are recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities.

•

The distinction between short-term employee benefits and long-term employee benefits will be based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company estimates that the Standard is not expected to have a material impact on its financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IAS 1—Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1 (“the Amendment”) which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

IAS 32—Financial Instruments: Presentation and IFRS 7—Financial Instruments: Disclosure

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

Simultaneously, the IASB issued certain amendments to IFRS 7 (the “amendments to IFRS 7”) regarding the offsetting of financial assets and liabilities. According to the amendments to IFRS 7, the Company is required, among others, to provide disclosure of rights to offset and related netting settlements (such as collateral agreements), provide disclosure of the composition of offset amounts and provide disclosure of netting settlements that do not meet the offsetting criteria of IAS 32.

The amendments to IAS 32 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014 or thereafter. The amendments to IFRS 7 should be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013 or thereafter.

The Company believes that the amendment is not expected to have a material effect of the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 also specifies the characteristics of market participants and determines that fair value is based on the assumptions that would have been used by market participants. According to IFRS 13, fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market. The new disclosures are to be applied prospectively and they do not apply to comparative figures.

The Company is examining the potential impact that the implementation of IFRS 13 may have on future fair value measurements. In addition, the appropriate required disclosures of IFRS 13 will be included in the Company’s initial financial statements upon initial adoption of IFRS 13.

IFRS 10—Consolidated Financial Statements

In October 2012, the FASB issued amendment to IFRS 10 according to which investment companies are not required to consolidate the financial statements of their subsidiaries but rather measure the investment therein at fair value through profit or loss. The amendment also establishes specific disclosure requirements to investment companies. The amendment is effective commencing from January 1, 2014. Earlier application is permitted. The amendment is not expected to have impact on the Company’s financial statements.

IFRS 9—Financial Instruments

1.	In November 2009, the IASB issued the first part of Phase I of IFRS 9, “Financial Instruments”, as part of a project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to all financial assets within the scope of IAS 39.

According to IFRS 9, upon initial recognition, all the financial assets will be measured at fair value. In subsequent periods, debt instruments can be measured at amortized cost if both of the following conditions are met:

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2012	2011
	NIS in millions
Cash in banks and on hand	794	799
Cash equivalents—short-term deposits	889	740

	1,683	1,539

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date—0.0%—0.31%).

c.	Deposits earn annual interest at the rate of 0.1%—2.0%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4a:- SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2012	2011
	NIS in millions
Loans:
Current maturities of long-term loans	170	—
Loans (1)	135	69

	305	69

Deposits:
Escrow designated for property acquisitions (2)	31	350
Restricted cash in banks (3)	156	196
Bank deposits (4)	28	139
Other deposits	18	16

	233	701

	538	770

(1)	Includes a C$ 28.7 million (NIS 108 million) loans granted by FCR, secured by properties, bear an average annual interest rate of 10.6 % and payable in 2013.

(2)	A non-interest bearing escrow which is designated for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S..

(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 89 million, bear annual interest rate of 1.5%-1.68% and other restricted cash in FCR amounting to NIS 67 million.

(4)	Bank deposits that bear annual interest rate of 0%-0.2% based on the respective term of the deposits.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4b:- MARKETABLE SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2012	2011
	NIS in millions
Composition:
Shares	69	65
Debentures	—	8
Participation certificates in trust funds	18	24

	87	97

NOTE 5:- TRADE RECEIVABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Open accounts (1)	202	211
Checks receivable	16	22
Receivables for construction contracts (2)	526	423

Total	744	656

(1) Net of allowance for doubtful accounts (see e below)	45	41

(2) Receivables for construction contracts
Costs incurred plus recognized profits	5,355	4,284
Less—progress billings	4,829	3,861

	526	423

b.	Trade receivables are non-interest bearing. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2012 and 2011, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting dates.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- TRADE RECEIVABLES (Cont.)

e.	Movement in allowance for doubtful accounts

	December 31
	2012	2011
	NIS in millions
At the beginning of the year	41	40
Charge for the year	22	23
Write down of accounts	(18)	(25)
Initially consolidated company	—	1
Translation differences	**) —	2

At the end of the year	45	41

NOTE 6:- OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2012	2011
	NIS in millions
Government institutions *)	70	103
Prepaid expenses	74	73
Receivables from sale of real estate	—	30
Employees	1	2
Interest and dividends receivable	—	14
Advances to suppliers	2	3
Co- owners in investees	15	20
Others	54	46

	216	291

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises of land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances primary countries are as follows:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2012	2011	2012	2011
	NIS in millions
Israel	561	602	249	268
Canada *)	125	70	—	—
Others	26	25	8	9

Total	712	697	257	277

*)	Advances are held in escrow account and are not under the Group’s control. Relating the advances, the Group received mortgage loan outstanding in amount of C$ 16.5 million (NIS 61.8 million) bear annual effective interest of 1%.

b.	Expected settlement of current inventory and advances from customers

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2012	2011	2012	2011
	NIS in millions
Within 12 months	420	302	231	224
More than 12 months	292	395	26	53

	712	697	257	277

c.	Write down of inventory:

Inventory write down to net realizable value carried to cost of revenues in 2012 amounted to NIS 1 million (in 2011 amounted to NIS 13 million). The inventory balance includes a write down provision of NIS 1 million.

d.	Details on sale contracts signed by the Group (100%)

During 2012, the Group signed 108 sale contracts (286 sale contracts during 2011), with total consideration estimated at NIS 138 million (NIS 330 million during 2011).

In addition, until December 31, 2012, the Group signed 716 sale contracts on a cumulative basis, with total consideration estimated at NIS 856 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

e.	Cost of inventories includes capitalized borrowing costs in the amount of NIS 7 million and NIS 17 million as at December 31, 2012 and 2011, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2012 and 2011 the non-current inventory balance is NIS 23 million. In part of the land plots the Group has made applications to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

NOTE 8:- ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale

	December 31
	2012	2011
	NIS in millions
Investment property *)	1,438	667
Lands	44	47

	1,482	714

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR, that are not defined as core properties in these entities.

b.	Liabilities attributed to held for sale assets primarily comprise of payable mortgage loans.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including fair value adjustments)

	December 31
	2012	2011
	NIS in millions
Joint venture—ATR (see section g)	3,845	3,535
Joint ventures	684	705
Associates	41	4

	4,570	4,244
Loans (1)	143	146

	4,713	4,390

(1)	Loans liked to Israeli CPI that bear interest rates of 4.8%-8.5% whose maturity date has not yet been determine.

b.	Group’s share of operating results in entities accounted for by the equity method based on the interest therein during the year

Joint ventures

	Year ended December 31
	2012	2011	2010
	NIS in millions
Net income—ATR (see section g)	159	214	135
Net income (other than ATR)	87	79	34
Other comprehensive income	10	31	11

Comprehensive income	256	324	180

Associates

	Year ended December 31
	2012	2011	2010
	NIS in millions
Net income	53	41	2
Other comprehensive income	—	—	—

Comprehensive income	53	41	2

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Additional information regarding investees

c.	Investment in EQY (a subsidiary)

1.	As of December 31, 2012, the Company owns a 45.5% interest in EQY’s share capital and a 45.1% interest in EQY’s voting rights (40.2% on a fully diluted basis including the convertible units granted to LIH, see 7 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2012 the market price of EQY’s share was U.S.$ 21.01 and EQY has approximately 116.9 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	718	822
Non-current assets *)	14,291	12,657
Current liabilities	(387)	(558)
Non-current liabilities *)	(6,243)	(5,200)

Net assets	8,379	7,721

Allocated to:
Equity holders of the Company	3,306	2,838
Non-controlling interests	5,073	4,883

	8,379	7,221

*)	Including fair value adjustment upon acquisition.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,261	1,236	1,065
Income before taxes on income *)	961	484	121
Taxes on income (tax benefit) *)	213	(23)	34

Net income	748	507	87

Other comprehensive income (loss)	(25)	1	(5)

Total comprehensive income	723	508	82

Allocated to:
Equity holders of the Company	321	203	20
Non-controlling interest	402	305	62

	723	508	82

Dividends paid to non-controlling interests	251	232	153

*)	Including fair value adjustment amortization.

Summarized cash flows statements -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	589	392	274
Cash flows from investing activities	(1,249)	(93)	(712)
Cash flows from financing activities	721	(392)	403
Exchange differences on balances of cash and cash equivalents	(8)	4	(7)
Increase (decrease) in cash and cash equivalents	53	(89)	(42)
Cash and cash equivalents at the beginning of the year	50	139	181

Cash and cash equivalents at the end of the year	103	50	139

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

3.	Share options of EQY outstanding as of December 31, 2012

Series	Average exercise price per share	Expiration date	Number of share options in thousands
Options to employees and officers *)	$20.73	2013-2021	3,521

*)	Includes all the share options granted to employees and officers, including 480 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (including to the Chairman of the Board and the Executive vice Chairman of the Board, see Note 38c). As of the reporting date, the share capital of EQY includes 975 thousand shares that are unvested. These shares bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to EQY executives, subject to performance vesting conditions, that do not bear voting rights and rights to receive dividends.

5.	As a result of the arrangement with GAA and FCR (see section e2 below), the Company’s interest in EQY increase from 43.3% to 46.7%.

6.	On August 14, 2012, EQY completed a public offering of 3.6 million shares at a price of U.S.$ 21.2 per share, in total consideration of U.S.$ 75.5 million (NIS 282 million), and sold 1 million EQY shares on behalf of other shareholder. In addition, corresponding to the public offering, EQY issued in a private placement to the Company 500 thousands shares in consideration for U.S.$ 10.6 million (NIS 42 million).

As a result of the offering, the Company’s interest in EQY decreased from 46.7% to 45.5% and the Group recognized an equity increase at an amount of NIS 34 million which was carried to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

7.	On January 4, 2011 EQY completed an acquisition agreement of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Capital Shopping Centers Group Plc (“CSC”). As of January 4, 2011, CapCo held 13 income-producing properties in California with a total area of 240 thousand square meters, comprised of shopping centers, offices, residential buildings and medical office buildings. On the closing date, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. Furthermore, a 78% interest in the Joint Venture, which consists of approximately 70% of the Class A Joint Venture shares and all of the Class B Joint Venture shares were allocated to EQY in exchange for the issuance of a U.S.$ 600 million promissory note. Class B shares were allocated to EQY as a preferred return instrument. In addition, 4.1 million shares of EQY’s common stock were allocated to LIH in exchange for an assignment of a U.S.$ 67 million CapCo’s promissory note (these shares were sold by LIH in 2012). Moreover, EQY allocated to LIH one class A share which was converted in June 2011 according to its terms, into 10,000 shares of EQY’s common stock and which under certain limitations confer upon LIH voting rights in EQY, according to its holdings in the Joint Venture’s Units.

As a result of the decrease in the holding interest in EQY, the Group recognized in 2011 a NIS 16 million increase in equity, which was carried to the capital reserve from transactions with non-controlling interests.

d.	Investment in FCR (a subsidiary)

1.	As of December 31, 2012, the Company owns 45.6% interest in FCR’s share capital and voting rights (40.8% on a fully diluted basis). FCR’s shares are listed for trading on the Toronto Stock Exchange. As of December 31, 2012 the market price of FCR’s share was C$ 18.82 and FCR has approximately 206.5 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	1,811	937
Non-current assets *)	25,491	21,843
Current liabilities	(1,854)	(1,763)
Non-current liabilities	(13,193)	(11,905)

Net assets	12,255	9,112

Allocated to:
Equity holders of the company	5,544	4,581
Non-controlling interests	6,711	4,531

	12,255	9,112

*)	Includes goodwill.

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	2,237	1,893	1,718
Income before taxes on income	1,832	2,274	1,221
Taxes on income	315	456	294

Net income	1,517	1,818	927

Other comprehensive income (loss)	(7)	16	(10)

Total comprehensive income	1,510	1,834	917

Allocated to:
Equity holders of the Company	727	909	456
Non-controlling interests	783	925	461

	1,510	1,834	917

Dividends paid to non-controlling interests	320	249	232

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of cash flows -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	706	614	589
Cash flows from investing activities	(1,721)	(1,815)	(1,400)
Cash flows from financing activities	1,275	1,097	910
Exchange differences on balances of cash and cash equivalents	(8)	2	(2)
Increase (decrease) in cash and cash equivalents	252	(102)	97
Cash and cash equivalents at the beginning of the year	11	113	16

Cash and cash equivalents at the end of the year	263	11	113

3.	FCR’s share options outstanding as of December 31, 2012

Series	Average exercise price per share		Expiration date	Number of options (in thousands)
Share options to employees and officers in FCR *)	C$	15.65	2013-2023	5,676
Share options (see 6 below)	C$	19.75	2013	5,625

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38c(2)). These options include 1,935 thousand unvested share options.

4.	FCR manages plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, out of the 911 thousand units which FCR has undertaken to grant, 911 thousand units had not yet been granted. Regarding units that were granted to related parties, see Notes 38c. As of the reporting date, 647 thousand share units that were granted are outstanding unvested.

5.	On August 3, 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

On September 19, 2012 FCR completed a public offering in Canada of 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). Each whole Warrant is exercisable into one FCR’s common share at an exercise price of C$ 19.75 per share until August 2, 2013.

As a result of those offerings, the Company’s interest in FCR decreased from 49.9% to 45.6% (including the GAA arrangement impact, see Note 9e below) and the Group recognized an increase in equity at an amount of C$24.1 million (NIS 93 million), which was carried to capital reserve from transactions with non-controlling interests.

6.	As for conversion of FCR convertible debentures to FCR shares, see Note 21c.

7.	As for purchasing medical office properties from GAA in exchange for shares allocation to the Company and others, see Note 9e below.

e.	Investment in Gazit America Inc. (“GAA”) (a subsidiary)

1.	As of December 31, 2012, the Company owns, 100% of the share capital of GAA that holds 14.3 million shares of EQY comprises 12.2% of EQY shares.

2.	On August 8, 2012, the Company completed a plan of arrangement with GAA and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA.

Following the arrangement GAA was delisted and became a private company.

As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%, and the indirect interest in EQY increased from 43.3% to 46.7%. The Group recognized a decreased in equity at amount of C$ 18 million (NIS 70 million) which was carried to capital reserve from transactions with non- controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2012, the Company owns 48.8% interest in CTY’s share capital and voting rights (47.1% on a fully diluted basis assuming realization of convertible securities). CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2012 the market price of CTY share was € 2.57 and CTY has 326.9 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized financial information of CTY

Summarized statements of financial position -

	December 31
	2012	2011
	NIS in millions
Current assets	398	680
Non-current assets *)	13,476	12,549
Current liabilities	(1,032)	(1,291)
Non-current liabilities	(7,622)	(7,183)

Net assets	5,220	4,755

Allocated to:
Equity holders of the company	2,423	2,120
Non-controlling interests	2,797	2,635

	5,220	4,755

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,185	1,081	971
Income before taxes on income *)	474	59	388
Taxes on income (tax benefit)	38	(8)	62

Net income	436	67	326

Other comprehensive income (loss)	(54)	(131)	34

Total comprehensive income (loss)	382	(64)	360

Allocated to:
Equity holders of the Company	184	(50)	171
Non-controlling interests	198	(14)	189

	382	(64)	360

Dividends paid to non-controlling interests	107	89	81

*)	Includes goodwill impairment

Summarized cash flow statements -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities	305	329	99
Cash flows from investing activities	(520)	(1,011)	(334)
Cash flows from financing activities	11	1,038	224
Exchange differences on balances of cash and cash equivalents	4	3	(5)
Increase (decrease) in cash and cash equivalents	(200)	359	(16)
Cash and cash equivalents at the beginning of the year	451	92	108

Cash and cash equivalents at the end of the year	251	451	92

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

3.	The share options of CTY outstanding as of December 31, 2012

Series	Average exercise price per share *)	Expiration date	Number of options (in thousands)
Options to employees and officers (2011 series I)	€2.97	2018	2,250
Options to employees and officers (2011 series II)	€3.09	2018	2,230
Options to employees and officers (2011 series III)	€2.51	2018	2,025

*)	The exercise price is adjusted for share distribution, right issue, dividend distribution and return of equity. As of the reporting date, 4,838 share options are not vested.

4.	During the reporting period, the Company purchased additional 2.4 million CTY shares through the Helsinki stock exchange, in consideration for € 5.9 million (NIS 30 million). As a result of the purchases, the Company’s interest in CTY increased to 48.8% and the Company recognized an equity increase at an amount of NIS 15 million which was carried to capital reserve from transactions with non-controlling interests.

As for the purchase of additional 2 million CTY shares after the reporting date, see Note 40b.

5.	On October 2, 2012 CTY completed a rights issue of approximately 49 million shares which represented 17.6% of the total share capital and voting rights at a price of € 1.85, in consideration for € 90.7 million (NIS 459 million). The Company purchased in the rights issuance 23.5 million shares in consideration for € 43.5 million (NIS 219 million). There was no material change in the Company’s interest in CTY due to the rights issue.

6.	As for the purchase of shopping center in Sweden through a joint venture, after the reporting date, and additional right issuance and the Company’s participation in the rights issue, see Note 40c and 40d.

g.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2012, the Company owns 34.5% interest in ATR’s share capital and voting rights (34.2% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. The market price of ATR share as of December 31, 2012 was € 4.45 and ATR has approximately 373.4 million shares outstanding.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2012, about 72.5 million shares of ATR, representing about 19.4% of the share capital and voting rights of ATR, as detailed in Note 26a(3).

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2012	2011
	NIS in millions
Cash and cash equivalents	930	1,062
Other current assets (excluding cash and cash equivalents)	307	298
Non-current assets *)	13,833	13,637
Current financial liabilities	(369)	(125)
Other current liabilities	(323)	(295)
Non-current liabilities	(3,178)	(3,412)

Net assets	11,200	11,165

*)	Including fair value adjustments upon acquisition.

Summarized statements of comprehensive income -

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues	1,324	1,198	1,068
Finance expenses (income), net	118	251	(2)
Taxes on income	99	132	73
Net income	475	689	515
Other comprehensive income (loss)	(41)	2	(17)

Total comprehensive income	434	691	498

Dividends received from ATR	107	79	65

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2012	2011
	NIS in millions
Net assets (see above)	11,200	11,165
Non-controlling interests in ATR’s financial statements	(9)	58
Fair value adjustments upon acquisition	29	18

Adjusted net assets	11,220	11,241

Interest in ATR	34.5%	31.6%

Share in ATR’s net assets	3,874	3,553
Fair value adjustments upon acquisition	(29)	(18)

Carrying amount in the financial statements	3,845	3,535

4.	The outstanding share options of ATR as of December 31, 2012

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers *)	€2.98	2014-2017	5,131

*)	As of December 31, 2012, 3,047 thousand share options are fully vested. These options includes 127 thousands share options granted to the Chairman of the Board, see Note 38c.

ATR operates a restricted share plan for directors, as a substitute for cash remuneration, at the directors’ discretion. As of the reporting date, 42 thousand restricted shares were granted under the plan.

5.	Additional information about the investment in ATR

ATR is a property real estate investment company focused on the acquisition, management and development of supermarket-anchored shopping centers in 11 countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia, Slovakia and Hungary. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2012 amounted to € 2,185 million (NIS 10.7 billion) and € 538 million (NIS 2.6 billion) of investment property under development and lands. The average cap rate implied in the valuations of ATR’s properties as of December 31, 2012 and 2011 was 8.4%. For methods determining the fair value of investment property and investment property under development, see notes 12 and 13.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

During 2012 the Company purchased approximately 11 million ATR shares through Vienna stock exchange trades, in consideration for € 39.6 million (NIS 195 million). As a result of the purchases, the Company’s interest in ATR increased from 31.6% to 34.5% and the Company recognized a gain from bargain purchase at the amount of € 27.2 million (NIS 134 million), presented in other income line item.

During 2011 the Company purchased approximately 6.0 million ATR shares (1.6% of ATR’s share capital) during the trade on Vienna stock exchange for total consideration of EUR 20.8 million (NIS 103 million). As a result of the purchases the Company recognized a gain from bargain purchase amounting to EUR 15.7 million (NIS 76 million), and presented in other income line item.

As for lawsuits filed against ATR and other lawsuits with regards to the investment in ATR, and the engagement in a compromise agreement refer to Note 26d.

The Company is attaching the financial statements of ATR which are prepared according to IFRS as published by the IASB. The presentation currency of ATR’s financial statements is EURO. The exchange rate as of the reporting date is NIS 4.9206. In 2012 the EURO depreciated against the NIS by 0.4%.

h.	Investment in RSC (a jointly controlled entity)

As part of the Company’s investments in the senior housing facilities sector in the United States, the Company indirectly held a joint venture that is accounted for using the equity method ((60%) in the property company and (50%) in the joint venture that manages them).

As of December 31, 2012 and 2011, the balance of the Company’s investments in these companies, amounted to NIS 57 million and NIS 209 million, respectively.

On August 15, 2012, RSC completed a transaction of selling 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million (the Company’s share – U.S.$ 138 million). As a result of the sale, the Company recognized a pre-tax gain of NIS 63 million that was recorded in the Group’s share in earnings of equity accounted investees. In addition, the Company reclassified NIS 102 million representing the outstanding revaluation reserve of the sold properties, from fixed assets revaluation reserve net of tax, to retained earnings. The total cash flow that was received in the Company from RSC in 2012 was NIS 282 million.

On October 31, 2012, the Company sold to its joint venture partner (“the Partner”) 10% out of its 60% stake of a development project of a senior housing campus in consideration for U.S.$ 2.1 million (NIS 8 million) and its remaining 12% interest in two additional senior housing facilities in consideration for U.S.$ 1.25 million (NIS 5 million).

In addition, on December 31, 2012 the Company sold its remaining interest (50%) in the joint venture that manages the properties to the Partner. Pursuant to the sale, the Company’s share in RSC activity includes 50% interest in senior house facility and 60% interest in land.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

i.	Investment in ProMed Properties Inc. (“ProMed”)

The Company indirectly owns 100% interest in a private company which is engaged in the medical office buildings sector in the United States. As of December 31, 2012 and 2011, the Company had invested NIS 834 million and NIS 640 million, respectively, ProMed’s equity. The Group consolidates ProMed in its financial statements, since it controls ProMed.

j.	Investment in Gazit Germany Beteilingungs GmbH & Co. KG (“Gazit Germany”)

The Company indirectly owns 100% interest in a private company incorporated in Germany, which is engaged in the shopping center sector in Germany. As of December 31, 2012 the Company had invested in Gazit Germany’s equity NIS 261 million (NIS 290 million in 2011). The Group consolidates Gazit Germany in its financial statements, since it controls Gazit Germany.

k.	Investment in Gazit-Globe Israel (Development) Ltd. (“Gazit Development”)

The Company directly owns 75% interest in a private company engaged in the shopping centers sector in Israel and other countries (as of December 31, 2012 also in Bulgaria and Macedonia). As of December 31, 2012, the Company had invested in Gazit Development NIS 413 million in equity and NIS 1,936 million in loans (NIS 412 million in equity and NIS 1,915 million in loans as of December 2011) (see also Note 26a(2)). The Group consolidates Gazit Development in its financial statements, since it controls Gazit Development.

l.	Investment in Gazit Brazil Ltda. (“Gazit Brazil”)

The Company indirectly owns 100% interest in a private company incorporated in Brazil which is engaged in the shopping centers sector in Brazil. As of December 31, 2012 and 2011, the Group had invested in Gazit Brazil in equity NIS 376 million and NIS 159 million, respectively and in loans approximately NIS 130 million and NIS 371 million, respectively. The Group consolidates Gazit Brazil in its financial statements, since it controls Gazit Brazil.

m.	Investment in Acad Building and Investments Ltd. (“Acad”)

Acad’s primary activity is the direct and indirect holding of the share capital and voting rights of U. Dori Ltd. (“Dori Group”), a public company listed on the Tel-Aviv Stock Exchange which is primarily engaged in the development and construction (both as an initiator and as a contractor for third parties) primarily of residential projects in Israel and in Eastern Europe. Dori Group is also operating (along with others) to build a power station in Israel for the production of electricity.

In September 2007, the Company acquired 50% of the share capital and voting rights of Acad, for a consideration of approximately NIS 184 million. Acad was accounted for as a joint venture in these financial statements using the equity method.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN INVESTEES (Cont.)

On April 17, 2011 the Company completed the purchase of the additional 50% of Acad’s share capital in consideration of NIS 82 million. Commencing on that date Acad is fully consolidated in the Company’s financial statements. On June 6, 2011, the Company completed an agreement for the sale of 100% of Acad’s share capital to Gazit Development in consideration for NIS 200 million.

The acquisition was accounted for as a business combination achieved in stages under IFRS 3, with the previously owned interest in Acad revalued to its fair value at the acquisition date according to the transaction price. As a result of such revaluation, the Company recognized a NIS 25 million loss and as a result of the business combination, the Company recognized a NIS 26 million gain from bargain purchase.

As of December 31, 2012, Acad holds 73.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Acad’s ownership of Dori Group is 55.4%. The market price of Dori Group share as of the reporting date was NIS 1.35. The number of Dori Group’s shares outstanding as of the reporting date is 135.4 million.

On January 12, 2012, Dori Group issued 20.2 million ordinary shares, by way of a rights issue for an immediate gross consideration of NIS 27.3 million. As part of the issue, Gazit Development acquired 15 million Dori Group’s shares. As a result of the offering, Gazit Development interest in Dori Group increased from 73.8% to 73.9%.

n.	The applicable laws in some of the investee’s jurisdictions certain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

o.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

NOTE 10: OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Loan held to maturity (1) (2) (3)	600	173
Loans to co-owners in development projects (4)	74	32
Tenants	8	8
Purchase contract deposits and related costs	—	24
Other non-current deposits (5) (6)	120	70
Governmental institutions	79	—
Others	2	1

	883	308
Less—current maturities	170	—

	713	308

*)	Represent an amount less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10: OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

(1)	A U.S.$ 45.0 million (NIS 170 million) mezzanine loan granted by EQY, secured by seven California shopping centers with an aggregate fair value of U.S.$ 272 million as of the loan grant day, subordinated to total U.S.$ 180 million loans secured by these properties. The loan matures in July 2013, subject to the borrower’s ability to extend the maturity date for three additional one year periods. The loan bears an annual Libor-based interest (9.21% at the reporting date).
(2)	A U.S.$ 95.0 million (NIS 355 million) loan purchased by EQY, secured by retail property, apartment building and assisted living facility (“the asset”). The loan bears annual interest of 5.0%, matures on January 15, 2014 and may be extended by another year. In addition, EQY entered into agreement to purchase the asset in consideration for $ 140 million at the date set in the agreement. The loan maturity date will be adjusted to the asset purchase date.
(3)	A C$ 19 million bond (NIS 71 million) held to maturity is used as collateral to a loan granted by FCR as part of a property acquisition. The Bond bears effective interest rate of 1.25% and matures in November 2014.
(4)	Loans and mortgages amounted to C$ 20 million (NIS 74 million) provided by FCR to co-owners in properties under development for their share in financing the development in these co-ownerships. The loans bear an average annual interest rate of 8.3%. The loans are secured by the partners’ rights in the properties.
(5)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)).
(6)	Includes deposits of approximately NIS 93 million in favor of mortgage providers, in order to ensure performance of renovations and payment of property taxes on the mortgaged properties, so as to maintain their value, which partially bear annual interest rate at 0.3%—0.4%.

b.	Maturity dates

	December 31
	2012	2011
	NIS in millions
Year 1—current maturities	170	—
Year 2	484	183
Year 3	40	10
Year 4	21	1
Year 5	97	9
Year 6 and thereafter	15	49
Undetermined	56	56

	883	308

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2012	2011
	NIS in millions
Shares traded in the U.S. and Canada	14	61
Traded debentures	—	6
Participating units in private equity funds (1) (2)	339	314

	353	381

Classified within current assets	14	67
Classified within non-current assets	339	314

	353	381

(1)	A wholly-owned U.S. subsidiary of the Company invested a total of approximately U.S.$ 3.6 million (NIS 14 million) in three American investment funds. As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 1.1 million (NIS 4 million).

In addition, a wholly-owned Canadian subsidiary of the Company invested C$ 2.2 million (NIS 8 million) in a real estate investment fund.

(2)	In August 2007, the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India. According to the investment agreement, the subsidiary will be one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund has received commitments amounting of U.S.$ 750 million and the Company has undertaken to invest an amount of approximately U.S.$ 110 million in the Fund. HDFC group will make a co-investment of approximately U.S.$ 50 million alongside the Fund. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2012, the Company’s outstanding investment commitment amounted to approximately U.S.$ 16 million (approximately NIS 59 million). As of December 31, 2012 approximately U.S.$ 13.3 million (NIS 50 million) were paid accumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2012, the Fund has investment agreements for 13 projects with a total investment of U.S.$ 528 million, of which it has invested U.S.$ 524 million.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 318 million and NIS 292 million as of December 31, 2012 and 2011, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY

a.	Movement

	December 31
	2012	2011
	NIS in millions
Balance as of January 1	51,014	41,242
Acquisitions and capital expenditures	5,037	5,826
Initially consolidated investees	—	2,249
Transfer from investment property under development, net	375	942
Dispositions	(1,428)	(2,453)
Transfer to assets classified as held for sale	(927)	(616)
Transfer to inventory of buildings	—	(12)
Transfer to fixed assets	(22)	—
Valuation gains, net	1,736	1,470
Foreign exchange differences	(320)	2,366

Balance as of December 31	55,465	51,014

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings. The Group presents properties under redevelopment within investment property. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers (45% as of December 31, 2012 and 64% during 2012- in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued as well as by the Company’s management and internal professional appraisers. Fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation. In 2012 approximately 1% of the investment property was appraised using the comparative method. The remainder of the valuation is based on the estimated future cash flows generated by the property from current lease contracts, which take into account the inherent risk of the cash flow, and using discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

Following are the average cap rates implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
	%
December 31, 2012	6.8	6.0	6.3	7.5
December 31, 2011	6.9	6.3	6.4	7.5

c.	Following is a sensitivity analysis of the valuation to changes in the most significant assumptions underlying the valuation (effect on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2012	NIS in millions
Increase of 25 basis points in the cap rate	(564)	(960)	(536)	(73)
Decrease of 25 basis point in the cap rate	609	1,044	550	77
Increase of 5% in NOI	786	1,205	696	113

d.	Ownership rights

As of December 31, 2012, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, in accordance with the registration regulations in their respective countries of residence, except for 19 properties with aggregate fair value of NIS 4.2 billion held under operating lease (2011—13 properties valued at NIS 3.0 billion) and one property with aggregate fair value of NIS 240 million held under finance lease (2011—one property valued at NIS 243 billion).

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of NIS 806 million (2011—five leased properties with a value of NIS 782 million). The leases expire between 2042 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, see Note 23.

e.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2012	2011
	NIS in millions
Balance as of January 1	2,198	2,266
Acquisitions and development costs	880	597
Transfers to investment property, net	(375)	(942)
Transfers to assets classified as held for sale	(8)	(18)
Transfer from inventory	—	30
Dispositions	(22)	(54)
Valuation gains, net	177	200
Foreign exchange differences	(44)	119

Balance as of December 31	2,806	2,198

Composition:
Land for future development	1,032	909
Investment property under development *)	1,774	1,289

	2,806	2,198

*)	Consists primarily of shopping centers and other retail sites.

b.	The fair value of investment property under development is determined based on market conditions, using the Residual Method based upon DCF, by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted for the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs of completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Land for future development is measured at fair value, using primarily the Comparative Method, i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above.

When using the Comparative Method the Group and the external appraisers rely on market prices, applying necessary adjustments, to the extent that such information is available (62% of land valuations in fair value terms, as of the reporting date). However, when such information is not available, the Group uses valuation techniques (mainly the Residual Method) based on current market yields to which necessary adjustments are applied.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

As of December 31, 2012, the fair value of approximately 17% of the investment property under development and lands has been assessed by independent external appraisers (approximately 40% during 2012), and the remainder was performed internally using acceptable valuation techniques.

c.	During 2012, the Group capitalized to property under development borrowing costs amounting to NIS 117 million (in 2011—NIS 83 million) and direct incremental costs, including payroll expenses, amounting to NIS 43 million (in 2011—NIS 33 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by Comparative Method (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2012	NIS in millions
Increase of 5% in expected project cost	(8)	(75)	(1)	(1)
Increase of 5% in expected NOI	—	89	—	—
Increase of 25 basis points in the cap rate	—	(75)	—	—
Decrease of 25 basis points in the cap rate	—	82	—	—

e.	As of December 31, 2012 and 2011, Israeli resident subsidiaries have two land plots under capitalized leases with a total value of NIS 79 million for periods of 49 years which expire between 2048-2055, with an extension option for an additional 49 years with respect to one land plot. Foreign subsidiaries hold three land plots under leasehold in aggregate value of NIS 57 million, similarly to 2011.

f.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- FIXED ASSETS, NET

Fixed assets include mainly office buildings partly in use by the Group companies, which are not defined as investment property, construction equipment and others.

a.	Movement

	December 31
	2012	2011
	NIS in millions
Cost:
Balance as of January 1	368	208
Acquisitions	49	34
Transfers to investment property, net	22	—
Disposals	(5)	(1)
Initially consolidated companies	—	122
Foreign exchange differences	(4)	5

Balance as of December 31	430	368

Accumulated depreciation:
Balance as of January 1	211	109
Depreciation	34	28
Disposals	(1)	(1)
Initially consolidated companies	—	70
Foreign exchange differences	(1)	5

Balance as of December 31	243	211

Depreciated cost as of December 31	187	157

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other	Total
	NIS in millions
Cost:
Balance as of January 1, 2011	246	—	—	14	260
Additions	22	15	80	8	125
Disposals	—	—	—	(15)	(15)
Foreign exchange differences	15	—	—	1	16

Balance as of December 31, 2011	283	15	80	8	386
Additions	—	—	—	3	3
Foreign exchange differences	1	—	—	*) —	1

Balance as of December 31, 2012	284	15	80	11	390

Accumulated amortization and impairment losses:
Balance as of January 1, 2011	136	—	—	4	140
Amortization	—	1	32	6	39
Disposals	—	—	—	(8)	(8)
Impairment loss	38	—	—	—	38
Foreign Exchange differences	8	—	—	*) —	8

Balance as of December 31, 2011	182	1	32	2	217
Amortization	—	1	48	5	54
Impairment loss	—	—	—	—	—
Foreign Exchange differences	2	—	—	*) —	2

Balance as of December 31, 2012	184	2	80	7	273

Net carrying amount:
As of December 31, 2012	100	13	—	4	117

As of December 31, 2011	101	14	48	6	169

*)	Represents an amount of less than NIS 1 million.
(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests, as well as to the Group’s participation in share offerings by these companies, in transactions occurring before December 31, 2009 in EQY, FCR, CTY and also due to the acquisition of CapCo by EQY (see Note 9c(7)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY, the recoverable amount is determined based on the market price of the shares. The goodwill allocated to the investment in CTY, was adjusted for the difference between the carrying amount of the deferred tax liabilities arising on the investment properties and their economic value.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2012	51	5	44	100

December 31, 2011	52	5	44	101

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life. The amortization is attributed to the general and administration expenses.
(3)	An Order Backlog which was recognized for projects of Dori Group that were performed during 2011 and 2012, reflected their economic value as of the acquisition date of Dori Group, and was fully amortized on a straight line basis through December 31, 2012. The amortization was attributed to the cost of building sold.

NOTE 16:- CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
	Denomination	*) 2012	2012	2011
		%	NIS in millions
Credit from banks:	CPI Linked NIS	4.2	59	73
	Unlinked NIS *)	5.6	42	103
	U.S. $ *)	2.2	28	—
	C$ *)	1.0	62	35
Credit from financial institutions and others:	€ *)	1.1	160	242

Total short-term credit			351	453

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2012	2011
	Note	NIS in millions
Current maturities of debentures	20	827	1,315
Current maturities of convertible debentures	21	193	80
Current maturities of non-current liabilities	22	1,362	2,130

		2,382	3,525

NOTE 18:- TRADE PAYABLES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Open accounts and accrued expenses	844	705
Checks payable	70	114

	914	819

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2012	2011
	NIS in millions
Interest payable	370	500
Government institutions	100	85
Deferred income and deposits from tenants	183	83
Employees	63	50
Dividend payable to non-controlling interests	87	65
Payables for real estate transactions	102	117
Warranty provision	20	16
Commitment to purchase marketable securities	62	77
Accrued expenses	91	88
Other payables	178	137

	1,256	1,218

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2012	2011
	Item	Denomination	NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	273	6.50	6.18	212	264
Debentures (series B)			€170	2.30	2.08	153	154
Debentures (series C) *)		Israeli CPI	1,022	4.95	4.88	1,251	1,387
Debentures (series D) *)	b1	Israeli CPI	2,069	5.10	5.02	2,421	2,173
Debentures (series E) *)		NIS	556	2.39	2.99	543	541
Debentures (series F) *)		NIS	854	6.40	6.73	847	1,414
Debentures (series I) *)		Israeli CPI	1,439	5.30	5.58	1,668	1,646
Debentures (series J)	b1,3	Israeli CPI	735	6.50	5.76	850	669
Debentures (series K)*)	b1	Israeli CPI	1,615	5.35	4.84	1,716	448
Non-listed debentures		Israeli CPI	—	5.65	5.84	—	12
Non-listed debentures of a wholly owned subsidiary		Israeli CPI	—	5.10	5.86	—	40
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	50	4.57	4.98	59	58
EQY debentures	c	U.S.$	2,729	5.02	5.02	2,707	2,621
FCR debentures	d	C$	5,545	5.15	5.29	5,508	4,639
CTY debentures	e		€930	4.43	4.57	931	196
Dori Group debentures		Israeli CPI	329	7.20	6.92	361	332
Dori Group debentures		NIS	100	6.75	7.52	100	100

			18,416			19,327	16,694

Less—current maturities of debentures						827	1,315

						18,500	15,379

*)	As for cross- currency swap transactions entered in respect of part of the debentures, see Note 37.

Maturity dates

	December 31, 2012
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	282	33	349	283	272	271	1,490
NIS linked to Israeli CPI	503	263	650	631	214	6,065	8,326
U.S.$	42	42	445	435	859	1,096	2,919
C$	—	577	469	—	937	3,525	5,508
	€—	246	51	51	736	—	1,084

	827	1,161	1,964	1,400	3,018	10,957	19,327

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	On January 22, 2012, the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable by February 29, 2012 (the “expiration date”) into to NIS 222 million par value debentures (Series K), for an immediate consideration of NIS 226 million.

By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) for additional consideration of NIS 224 million.

On May 7, 2012, the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable by June 14, 2012 (the “expiration date”) into NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) for additional consideration of NIS 62.5 million. The remaining options were expired.

On December 13, 2012 the Company completed a private placement to institutional investors, of NIS 883 million par value debentures (series K), by way of expansion of listed series for consideration of NIS 991 million.

As part of the issuance of debentures (series K), the Company has undertaken to comply with the following covenants: shareholders equity (excluding non-controlling interests) of no less than U.S.$ 500 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount of at least the greater of (i) NIS 300 million, and (ii) 12.5% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

2.	On May 15, 2012, S&P Maalot reaffirmed an ilA+ rating for all of the Company’s series of outstanding debentures and updated the outlook to stable.

3.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

c.	EQY debentures

1.	On October 25 2012, EQY completed a public offering of U.S.$ 300 million (NIS 1.1 billion) par value of unsecured debentures. The debentures bear fixed annual interest at the rate of 3.75% and mature in one payment on November 15, 2022.

EQY used the net proceeds of the offering to early redeem its U.S.$ 250 million (NIS 978 million) par value debentures that bears annual interest rate of 6.25% instead of the original redemption date in 2014. As a result of the early redemption, EQY recognized a loss from early redemption at amount of U.S.$ 29.6 million (NIS 114 million).

2.	On December 11, 2012, Moody’s upgraded EQY’s senior unsecured notes rating to Baa2 from Baa3 with a stable outlook.

d.	FCR debentures

1.	During 2012, FCR issued to the public in Canada C$ 475 million (NIS 1.8 billion) par value unsecured debentures (series N, O, P). The debentures bear annual interest rate of 3.95%-4.5% and mature in the years 2021-2022.

2.	On November 14, 2012 DBRS upgraded FCR’s senior unsecured debentures rating to BBB (HIGH) from BBB with a stable outlook.

In addition, on November 20, Moody’s upgraded FCR’s senior unsecured debentures rating to Baa2 from Baa3 with a stable outlook.

3.	On August 29, 2012, FCR redeemed C$ 97 million (NIS 371 million) par value of unsecured debentures (series D) instead of the original redemption date on April 1, 2013, in consideration for C$ 99.2 million (NIS 379 million) and the unpaid accrued interest.

4.	As for the issuance of debentures (series P), by FCR, by way expansion of listed series, subsequent to the reporting date, see Note 40a.

e.	CTY debentures

On May 4, 2012, CTY issued € 150 million (NIS 738 million) par value unsecured debentures. The debentures carry a fixed annual interest rate of 4.25% and mature on May 17, 2017.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2012	2011
	Item	Denomination	NIS in millions	%	%	NIS in millions
FCR (series A,B,C,D,E,F,G,H,I)	c	C$	1,270	*) 5.19	*) 6.53	1,197	1,056
CTY (series 2006)	d		€192	4.50	7.58	193	135
Dori Group (series B)			—			—	10

			1,462			1,390	1,201

Less—current maturities						193	80

						1,197	1,121

*)	Weighted average interest rate.

b.	Maturity dates

	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
December 31, 2012	NIS in millions
FCR (series C,D,E,F,G,H,I)	—	—	—	—	454	743	1,197
CTY (series 2006)	193	—	—	—	—	—	193

	193	—	—	—	454	743	1,390

c.	Additional information

Below is information about outstanding series of FCR unsecured convertible debentures, as of December 31, 2012:

		Nominal interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
Issue date/series	Denomination	%		C$	C$ millions
2009 D	C$	5.70	6.90	18.75	46.1	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.07	23.77	57.5	2019
2011 G	C$	5.25	6.68	23.25	50.0	2018
2012 H	C$	4.95	6.51	23.75	75.0	2017
2012 I	C$	4.75	6.19	26.75	52.5	2019

					338.6

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES (Cont.)

According to the terms of the convertible debentures (series D, E, F, G, H, I), FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

According to FCR policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures will be in FCR shares.

During 2012, FCR issued to the public in Canada C$ 127.5 million (NIS 478 million) par value unsecured convertible debentures (series H and I). The convertible debentures bears annual interest of 4.75%—4.95%, convertible to FCR shares at a price of C$ 23.75-27.75 per share at any day commencing the listing day and matures in 2017 and 2019.

On February 15, 2012, FCR redeemed the remaining C$ 19.3 million (NIS 72 million) par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according the above mentioned terms.

On September 30, 2012 FCR redeemed the remaining par value of convertible debentures (series C) in consideration for its par value and unpaid accrued interest, in exchange for the issuance of 4.7 million FCR shares.

During 2012, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR, according to its above mention right.

d.	As of December 31, 2012, there are € 39.75 million par value convertible debentures outstanding of CTY. The convertible price is € 4.05 per share. During 2012 CTY repurchased € 31.5 million par value of its subordinated convertible debentures in consideration for € 40.9 million (NIS 201 million), including convertible debenture that were held by the Company, as detailed below:

During August 2012, the Company sold its entire investment in CTY convertible debentures, totaling € 42 million (NIS 207 million) par value, in consideration for € 42.2 million (NIS 208 million) which include the sale of € 22 million par value to a third party and € 20 million par value to CTY as aforesaid.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS - linked to CPI	In NIS - non-linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Banks	346	222	6,428	5,199	4,888	2,851	44	19,978
Other financial institutions	—	—	—	286	531	—	—	817

	346	222	6,428	5,485	5,419	2,851	44	20,795
Less-current maturities	18	—	854	209	152	128	1	1,362

	328	222	5,574	5,276	5,267	2,723	43	19,433

December 31, 2011	332	4	6,185	3,951	5,850	2,618	33	18,973

The composition of classification of loans by fixed or variable interest rate:

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Fixed interest rate	346	—	5,767	3,976	531	66	—	10,686

Weighted average effective interest rate (%)	3.3	—	5.0	5.3	5.5	3.9	—

Variable interest rate	—	222	661	1,509	4,888	2,785	44	10,109

Weighted average effective interest rate (%)	—	4.0	4.3	2.7	2.6	2.7	2.4

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

b.	Maturity dates

	In NIS - linked to CPI	In NIS - non-linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2012
Year 1—current maturities	18	—	854	209	152	128	1	1,362

Year 2	22	—	1,099	623	964	647	1	3,356
Year 3	304	35	913	915	1,757	161	1	4,086
Year 4	2	187	657	1,152	540	1,451	41	4,030
Year 5	—	—	323	297	969	—	—	1,589
Year 6 and thereafter	—	—	2,582	2,289	1,037	464	—	6,372

	328	222	5,574	5,276	5,267	2,723	43	19,433

	346	222	6,428	5,485	5,419	2,851	44	20,795

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (mainly marketable securities of public subsidiaries of the Company) in the range of 47.5% to 91%.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on expended solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Ratio of equity attributable to equity holders of ATR to total assets of ATR shall not be less than 48.5%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

j)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

k)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

l)	The percentage of FCR’s shares pledged will be no less than 26% of FCR’s share capital and, if there is another holders of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital and the percentage of FCR’s share pledged to the bank, on a diluted basis as defined in the agreement, shall be no less than 20%.

m)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

n)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest expense on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, subject to shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

o)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.75.

p)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

q)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 33% of EQY’s share capital on a fully diluted basis, and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

r)	Ratio of interest bearing liabilities to total assets on a consolidated basis shall not exceed 75%.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

g)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

h)	Tangible net worth shall not be less than approximately U.S.$ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Adjusted equity shall not be less than approximately C$ 1.5 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Restriction of the amount invested in non–income producing properties (relating to investments in joint ventures and non-controlled properties, in mortgages and in construction).

g)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

5.	GAA

a)	The ratio of debt outstanding to the market value of the pledged EQY shares shall not exceed 70%.

b)	The ratio of dividends paid from the pledged shares to total interest expenses shall not be less than 1.35.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

c)	The equity (adjusted according to the market value of EQY’s shares) shall not be less than U.S.$ 30 million or 35% of the total value of the assets.

d)	The ratio of the equity, as defined in section c above, to the outstanding debt shall not be less than 55%.

6.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral.

7.	Dori Group

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements; ratios of equity to total assets at Dori Group’s investees of no less than 10%-20%, on the basis of consolidated financial statements; the equity of U. Dori Construction Ltd. (“Dori Construction”) (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively; a ratio of financial debt to Dori Construction’s capital of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction of no more than 30%; and an undertaking not to create a pledge on the assets of Dori Construction and/or transfer them to any third party.

8.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2012, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- OTHER FINANCIAL LIABILITIES

a.	Composition

	December 31
	2012	2011
	NIS in millions
Tenants’ security deposits (1)	46	110
Leasing liabilities for investment properties	90	66
Put option to acquire additional rights in joint ventures (2)	84	89
Deferred purchase price of investment property (3)	75	—
Other financial liabilities	51	12

	346	277

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.
(2)	EQY has rights in consolidated entities which own investment property, in which the other shareholders have a put option to sell to EQY their rights in these entities for cash. EQY account for such put options as financial liabilities measured at their fair value.
(3)	Deferred consideration in respect of the acquisition of a property by FCR which is expected to be settled in May 2014. The effective interest rate is 6.2%.

b.	As for the linkage basis of other financial liabilities, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:- EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel, Germany and Brazil, the Group is required to pay compensation to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive the compensation.

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

b.	The liabilities of subsidiaries in the U.S, Canada, Finland and Sweden, under the law prevailing in those countries, are normally financed by contributions to pension funds, social security, medical insurance, unemployment insurance and by payments which the employee bears (such as: insurance fees for disability insurance). Additional payments for sick leave, severance pay, vacation and others are at each subsidiary’s discretion, unless otherwise provided for in a specific employment contract.

c.	The amounts accrued in officers’ insurance policies, in other insurance policies and in provident funds on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME

a.	Tax laws applicable to the Group’s in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the law, up until the end of tax year 2007, the results for tax purposes in Israel are adjusted for the changes in the Israeli CPI.

In February 2008, the Israeli parliament passed an amendment to the Inflationary Adjustments Law, which limits the application of the law to the effective from the year 2008 and thereafter. From 2008 onwards, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007.

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another body of persons liable to corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which corporate tax will be imposed (25% in 2012) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is given down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the foreign companies in the Group is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

4.	Tax rates applicable to the Group companies in Israel

The rate of the Israeli corporate tax in 2010, 2011 and 2012 and thereafter was 25%, 24% and 25%, respectively. A body of persons is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in its tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements with effect from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company’s management knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date—45.5%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at the rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, reduced withholding tax at a rate of 12.5% applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

c.	Taxation in Canada

The taxable income of the Group companies is subject to effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. This tax rate is expected to gradually decline by 2014, to a rate of between 25% and 29%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to the FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

d.	Taxation in Finland

Corporate tax rate in Finland is 24.5%. Dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the treaty between Israel and Finland.

e.	Taxation in Germany

Generally, the corporate tax rate (including solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

f.	Taxation in Netherlands

A Dutch company is subject to a 25.5% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. In Netherlands it is expected that the participation exemption will apply on dividend income from Bulgaria. According to the treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands.

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 26.3%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. This rate decreases, pursuant to a treaty between Sweden and Finland, to 0% upon distribution of dividends to CTY, provided that the entity who receives the dividend is a resident for tax purposes in Finland that holds at least interest of 10% of the shares of the distributor.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The withholding tax rate upon dividend distribution from a Brazilian resident company is 0%, under domestic law provisions.

i.	Final tax assessments

The Company has received assessments deemed final through 2003 and its wholly owned subsidiaries in Israel have received tax assessments deemed final through 2008.

j.	Disputed tax assessments

In December 2009, the Company received a tax order with respect to the Company’s 2004 tax return. According to the tax order, the ITA claimed that the Company should allocate its gross finance, general and administrative expenses either to specific categories of income or based on the ratio of such income to the assets that generated them, as opposed to the Company’s position that these expenses are deductible without any allocation to a specific income. In January 2011, the Company received a tax order with respect to the Company’s 2005 tax return with similar claims made by the ITA in the tax order for 2004. The Company appealed the tax order for the years 2004-2005 to the Tel Aviv District Court. In addition, on January 21, 2013 the Company received a tax order with respect to the Company’s 2006 tax return with similar claims by the ITA with regards to tax years 2004-2005. The Company has also appealed the tax order for the year 2006.

If the ITA’s position was to be fully accepted with respect to the 2004, 2005 and 2006 tax years, the Company would recognize taxable income of NIS 5.5 million, NIS 93.6 million and NIS 53.4 million, respectively. In addition, tax operating losses of NIS 73.2 million, NIS 70 million and NIS 33.5 million, respectively, would be cancelled. As a result a nominal tax liability of NIS 360 thousand, NIS 31.8 million and NIS 16.5 million, respectively.

The Company continues to engage in discussions with the tax assessing officer with respect to the tax orders for 2004 through 2006.

If the ITA’s position is fully accepted, the Company would also be exposed to further tax liabilities with respect to years 2007 onwards, and other adjustments will apply in relation to the amount of losses and credits available for utilization in future years against future tax liabilities in Israel, as set forth in the tax orders received for the relevant years.

In the opinion of the Company and its advisors, the Company’s position, as reflected in the tax returns as filed by the Company in the respective years, is valid and well supported by the tax laws, relies on professional reason and on many relevant professional arguments. Thus, the Company believes that the ITA’s claims as reflected in the tax orders for the respective years should not be accepted. The Company estimates that the provision in its financial statements covers its exposure to the disputed tax assessments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

On August 5, 2012, an indirectly-owned subsidiary was issued tax orders for the years 2006-2010. According to the tax orders, the assessing officer has not allowed the Deduction of expenses in a total amount of approximately NIS 90 million for the years in the assessments, inter alia, with respect to finance expenses as well as other expenses. The subsidiary has lodged an appeal against these tax orders with the Central District Court. On February 21, 2013, an assessments agreement was signed between a subsidiary and the assessing officer pursuant to which the subsidiary will bear a tax liability of NIS 4.5 million, including interest and linkage, thereby closing the assessments for the 2006-2010 tax years. On March 18, 2013 the assessments agreement has been given validity of a court ruling. It should be noted that the assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described below. The resolution of this issue is awaiting the ruling of the District Court. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of the chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by agreement or through a court proceeding.

In June 2012, two indirectly-owned subsidiaries were issued with tax orders in relation to tax year 2007-2010 and 2008-2010, respectively, within the framework of which their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the assessing officer has not allowed the gain that arose from the sale of a real estate asset by one of the companies in question to be set off against accumulated losses. Should the position of the ITA prevail in full, a nominal tax liability will be created for the subsidiary of approximately NIS 49.5 million.

The indirect subsidiaries have lodged appeals against these assessments with the Tel Aviv District Court. In the opinion of the subsidiary and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted.

In the opinion of the subsidiary, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

k.	Disputed VAT assessments

In June 2005, the Company was issued Value Added Tax (“VAT”) assessments for the years 2003 and 2004 and part of the years 2002 and 2005 pursuant to which the Israeli VAT Authorities limited the deduction of input VAT for such periods. The Company rejected all claims made by the VAT Authorities and appealed to the Tel Aviv District Court. The Company argued that the computation of the assessments and their reasoning are not consistent with the nature of the Company’s activity, and therefore there is no basis for the Company’s input VAT deduction to be limited. The District Court rejected the Company’s appeal and ruled that the Company’s activity, as well as that conducted by its investee companies, is primarily outside of Israel, and as such does not generate transactions that are liable to VAT. Therefore, the Company was permitted to deduct only 25% of the input VAT. The Company filed an appeal with the Supreme Court.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

On November 29, 2011, the Supreme Court handed down a consent judgment, whereby the Company’s appeal was accepted in part, and ruled that the Company should be permitted to deduct two thirds (66.6%) of the input VAT in the years under appeal, in accordance with Regulation 18(B)(2) of the VAT Regulations. The judgment noted that it is not binding for the following years, and is only relevant for the years under the appeal, due to the complexity of the deliberations that the State had found itself entangled in with regard to the appeal.

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods to a total of NIS 6 million and NIS 5.3 million, respectively, based on the similar arguments as referred to above, and others. The Company appealed these VAT assessments and the appeal filed by the Company was rejected.

The Company intends to appeal these rejections. The date for filing appeals with respect to 2006 and subsequent years (the “Subsequent Years”) was extended until June 6, 2013, in order to allow the parties time to examine the possibility of resolving the dispute between them concerning the Subsequent Years, outside the Court.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the input VAT deduction.

l.	Carry-forward losses for tax purposes as of December 31, 2012

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes. With respect to the tax benefit associated with such losses, and with respect to other temporary differences, the Group has recognized deferred tax assets amounting to NIS 149 million (2011—NIS 129 million), which have been set off against deferred tax liability. As described above, the Company is holding discussions with the ITA regarding the tax assessments that may result in a reduction in these carry-forward losses.

Partly-owned Israeli resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 215 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 41 million (2011—NIS 75 million).

The Company’s Canadian resident subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 209 million, in respect of which deferred tax assets of approximately NIS 58 million (2011—NIS 178 million) were recognized, which have partially set off against deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2016-2032.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 305 million, in respect of which deferred tax assets were recognized in the amount of NIS 121 million (2011—NIS 170 million), which have been set off against deferred tax liability. The non-deductible interest may be utilized with no time limit.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward operating losses for tax purposes amounting to NIS 108 million (2011—NIS 96 million), for which deferred tax assets have not been recognized.

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2010	(1,626)	196	19	(1,411)
Carried to foreign currency translation reserve	81	(3)	(5)	73
Amounts carried to other comprehensive income	—	—	(20)	(20)
Amounts carried to other capital reserves	62	(22)	—	40
Amounts carried to income statement	(379)	103	(82)	(358)

Balance as of December 31, 2010	(1,862)	274	(88)	(1,676)
Carried to foreign currency translation reserve	(97)	17	(2)	(82)
Amounts carried to other comprehensive income	—	—	51	51
Amounts carried to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(231)	36	(28)	(223)
Amounts carried to income statement	(452)	106	44	(302)

Balance as of December 31, 2011	(2,580)	392	(53)	(2,241)
Carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to income statement	(494)	(178)	16	(656)

Balance as of December 31, 2012	(3,091)	227	(4)	(2,868)

The deferred taxes are calculated at tax rates ranging between 13.1% and 41.5% (the tax rates applicable at utilization including federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income in the next years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows

	December 31
	2012	2011
	NIS in millions
Within non-current assets	198	160
Within non-current liabilities	(3,066)	(2,401)

	(2,868)	(2,241)

n.	Taxes on income included in the income statements

	Year ended December 31
	2012	2011	2010
	NIS in millions
Current taxes *)	24	24	29
Taxes in respect of prior years	1	2	3
Deferred taxes	656	302	358

	681	328	390

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

o.	Taxes on income relates to other comprehensive income and to other equity items

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain (loss) on available-for-sale financial assets	(1)	(3)	2
Gain (loss) on cash flow hedging transactions	(32)	(48)	18

Total carried to other comprehensive income (loss)	(33)	(51)	20

Carried due to transactions with non-controlling interests and other equity items	7	(32)	(62)
Carried due to transactions with a controlling shareholder	—	41	22

Total carried to other equity items	7	9	(40)

	(26)	(42)	(20)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

p.	Below is reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Income before taxes on income	3,215	2,381	2,079

Statutory tax rate	25%	24%	25%

Tax calculated using statutory tax rate	804	571	520
Increase (decrease) in taxes resulting from permanent differences—the tax effect:
Tax exempt income, income subject to special tax rates and non deductible expenses *)	(185)	(335)	(90)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	74	228	76
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(13)	(190)	(39)
Taxes with respect to prior years	1	2	3
Deferred taxes due to changes in tax rates	33	90	(26)
Taxes with respect to Group’s share of earnings of associates, net	(75)	(80)	(41)
Difference in tax rate applicable to income of foreign companies and other differences	42	42	(13)

Taxes on income	681	328	390

Effective tax rate	21.2%	13.8%	18.7%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement between the Company and Alony-Hetz in connection with FCR

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

In January, 2013, the Company waived, under certain conditions, its right of first offer from Aloney-Hetz.

2.	Shareholders’ agreement in Gazit Development

According to the shareholders’ agreement, the Company invested in Gazit Development through shareholders’ loans granted to Gazit Development (loans that are subordinated to loans from third parties). As of December 31, 2012, the balance of the Company’s loans to Gazit Development totaled NIS 1,936 million. These loans are either linked to the Israeli CPI or denominated in Euro and bear annual interest at rates of between 3.30% and 7.17%.

In January 2013, Gazit Development signed a contract with a company wholly-owned by the CEO of Gazit Development, Mr. Ronen Ashkenazi, who owns 25% of Gazit Development, pursuant to which Mr. Ashkenazi will provide to Gazit Development management services for a period ending December 2016.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	Shareholders’ agreement between the Company and CPI in connection with ATR

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a)	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled according to the agreements with ATR to appoint four directors in ATR. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

b)	The Investors undertook to vote jointly with the share issued to them pursuant to the investment agreements in ATR at the general meetings of ATR shareholders, and in case of disagreement—to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to legal requirements) to vote as directed by the latter.

c)	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d.	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR and investors consent while exceeding 50% interest in ATR by one of the investors.

4.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services for the aircraft in consideration for fixed annual service fees of approximately U.S.$ 0.9 million plus variable expenses based on the extent of use of the aircraft.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The minimum future estimated lease receivables as of December 31, 2012 and 2011 are as follows:

	December 31
	2012	2011
	NIS in millions
Year 1	2,967	2,763
Year 2	2,650	2,478
Year 3	2,282	2,156
Year 4	1,928	1,815
Year 5	1,577	1,474
Year 6 and thereafter	6,946	6,012

Total	18,350	16,698

7.	As for engagements with related parties, see Note 38.

b.	Guarantees

1.	As of December 31, 2012, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of their business, in the aggregate amount of approximately NIS 774 million (December 31, 2011—approximately NIS 524 million).

2.	As of December 31, 2012 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	333
Bank guarantees to secure performance and quality of other construction works	430
Others	183

946

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

3.	The Company is a guarantor in unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company and for the repayment of non-listed debentures issued by a wholly-owned subsidiary. In addition, wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. Amount of NIS 1,219 million represent the principal of the credit facility and debentures for which unlimited guarantees have been provided. Utilization of this facility (including debentures) as of December 31, 2012 and 2011 amounted to NIS 417 million and NIS 708 million, respectively

4.	As for collaterals granted to secure the guarantees, see Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties, investments in funds and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2012, totaled approximately NIS 834 million (December 31, 2011—NIS 849 million).

2.	The Group has a commitment to invest in investment funds, see Note 11.

3.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 361 million (December 31, 2011—NIS 300 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	In November 2010, a lawsuit, claiming to be recognized as a derivative action, in the amount of € 1.2 billion, was filed against the Company and other parties at a Jersey Island court. The lawsuit was filed by Meinl Bank (and another plaintiff), whose affiliates managed ATR and were shareholders prior to the Company’s acquisition of interests in ATR in August 2008, and which was a party to the agreement for investment in ATR. Among the other defendants in the lawsuit filed by Meinl Bank were the Company’s chairman of the board, who also serves as the chairman of ATR, the Company’s former CEO who served as a director in ATR, other board members of ATR, ATR itself, and CPI. The subject of the lawsuit was transactions executed between ATR and the Company and CPI during 2009, which the plaintiffs claimed were not in the best interest of ATR, caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that this lawsuit followed a claim filed by ATR in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to ATR in connection with their management of ATR prior to the Company’s acquisition of interests in ATR.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

During the first quarter of 2011, Meinl Bank and others filed several requests and actions to the International Court of Arbitration in Paris and the District Court of Tel-Aviv-Jaffa against the aforementioned parties (all or part of), for matters relating to the above described claims.

On June 19, 2011, the Company announced that a settlement agreement had been signed between all the parties involved in the lawsuits referred to above, including the chairman of the Company’s board and the Company’s former President, as well as other investors in ATR, in relation to all the existing disputes between the parties and to settle all the lawsuits still outstanding between them. The settlement agreement does not prescribe that any payment whatsoever is to be made by any particular party to any other party with respect to alleged losses. The settlement agreement also prescribes that ATR and Meinl Bank should take steps to terminate certain business relationships that existed between them, including replacing Meinl Bank as the trustee for ATR’s debentures.

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

3.	As ATR noted in its financial reports as of December 31, 2011, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend the proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

4.	As for the Company’s disputed income tax and VAT assessments, refer to Note 25j and 25k above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY

a.	Composition

	December 31, 2012		December 31, 2011		January 1, 2011
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*) 166,294,246	*) 500,000,000	*) 165,868,103	*) 200,000,000	*) 155,413,817

*)	Of which NIS 1,046,993 par value shares are held in treasury by the Company.

b.	Movement in issued and outstanding share capital

	2012	2011	2010
	Number of shares
Balance as of January 1	165,868,103	155,413,817	139,811,803
Exercise of share options (employees and officers)	426,143	104,286	125,824
Issue of shares	—	10,350,000	15,476,190

Balance as of December 31	166,294,246	165,868,103	155,413,817

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On December 14, 2011 the Company published a prospectus to the public in the U.S. for initial public offering of 10,350,000 ordinary shares in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million). The number of shares offered included the underwriters’ option to purchase additional 1.35 million shares at the offering price that was exercised on December 16, 2011. The offering closed on December 19, 2011.

Norstar Group purchased, as part of the offering 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

e.	On November 4, 2010, the Company completed a public offering of approximately 15.5 million Ordinary shares for a gross consideration of NIS 650 million (NIS 637 million net of issuance expenses). Norstar Group purchased as part of the offering 2 million shares in consideration of NIS 83 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

f.	Composition of other capital reserves:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Available-for-sale financial assets	19	(20)	16
Transactions with controlling shareholder	147	147	83
Transactions with non-controlling interests	77	53	110
Share-based payment	11	23	24
Revaluation reserve of cash flow hedges	(199)	(151)	(86)
Revaluation reserve of fixed assets	5	98	70
Revaluation reserve with respect of business combination achieved in stages	—	—	3

	60	150	220

g.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2012	2011	2010
	NIS in millions
Exchange differences on translation of foreign operations	(426)	1,137	(1,267)
Transfer to income statement with respect to disposal of foreign operations	3	12	—
Group’s share in equity-accounted investees	9	2	(6)

	(414)	1,151	(1,273)

Gain (loss) with respect to cash flow hedges	(128)	(183)	62
Transfer to income statement with respect to cash flow hedges	8	7	5
Group’s share in equity-accounted investees	(12)	(11)	—
Tax effect	32	48	(18)

	(100)	(139)	49

Income (loss) with respect to available-for-sale financial assets	39	(35)	37
Transfer to income statement with respect to available-for-sale financial assets	(3)	(7)	(23)
Tax effect	1	3	(2)

	37	(39)	12

Revaluation gain on fixed assets in jointly controlled entity	10	28	17

Total other comprehensive income (loss)	(467)	1,001	(1,195)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

h.	Composition of non-controlling interests

	Year ended December 31
	2012	2011	2010
	NIS in millions
Share in equity of subsidiaries *)	14,590	12,108	9,060
Share options, warrants and capital reserve from share-based payment in subsidiaries	154	158	100
Conversion option proceeds in subsidiaries	56	52	45

	14,800	12,318	9,205

*)	Including capital reserves and acquisition-date fair value adjustments.

i.	Dividends

1.	During November, 2012 the Company’s board of directors approved an update for the dividend distribution policy for 2013, which accordingly the dividend to be declared in 2013 would not be less than NIS 0.43 per share each quarter (NIS 1.72 per share on an annualized basis), subject to the existence of sufficient distributable earnings and other customary conditions.

2.	During 2012, the Company declared and paid dividends in the total amount of approximately NIS 264 million (NIS 1.60 per share) (2011—NIS 241 million (NIS 1.56 per share), 2010—NIS 211 million (NIS 1.48 per share)).

3.	On 19, 2013 the Company declared a dividend in the amount of NIS 0.43 per share (a total of approximately NIS 71 million), payable on April 22, 2013 to the shareholders of the Company on April 8, 2013.

j.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- EQUITY (Cont.)

The Company’s Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company’s Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company’s management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2012, the Group raised a total of approximately NIS 2,224 million, in 2011—NIS 1,498 million and in 2010—NIS 2,165 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:- SHARE-BASED COMPENSATION

a.	In July 2005, the Company adopted a share-based compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. In addition, between the years 2002-2010, the Company had a share-based compensation plan for the Board of directors.

b.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2012		2011
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	2,207,402	35.33	3,436,467	37.41
Share options forfeited	—	—	(17,600)	38.04
Share options exercised	(1,326,902)	34.45	(892,365)	45.10
Share options expired	(61,600)	48.76	(319,100)	50.31

Share options at end of year	818,900	36.12	2,207,402	35.33

Share options exercisable at end of year	220,400	35.71	1,024,092	35.22

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:- SHARE-BASED COMPENSATION (Cont.)

c.	The expenses recognized in the income statement for the above share options in 2012, 2011 and 2010 amounted to NIS 3.9 million, NIS 7.2 million and NIS 13.2 million, respectively.

d.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company (see Note 38) are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date.

The following table presents the movement in the number of units and their weighted average exercise price:

	2012		2011
	Number of units	Weighted average exercise price	Number of units	Weighted average exercise price
		NIS		NIS
Units at beginning of year	318,233	37.63	383,000	38.46
Units forfeited	(60,000)	38.90	—	—
Units exercised	(118,216)	35.48	(28,767)	32.20
Units expired	(21,267)	38.93	(36,000)	50.00

Units at end of year	118,750	38.90	318,233	37.63

Units exercisable at end of year	16,500	38.90	126,575	36.66

The carrying amount of the liability relating to the aforementioned remuneration plan as of December 31, 2012 is NIS 1 million (2011—NIS 2 million).

Expenses (income) recognized in the income statement for the above cash remuneration in 2012, 2011 and 2010 amounted to NIS (0.6) million, NIS (0.8) million and NIS 2.1 million, respectively.

e.	On December 4, 2011 the Company’s Board of directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject various tax consequences and tax regimes.

f.	As for the grant of share options, Restricted share units and Performance Share Units subsequent to the reporting date, see Note 40e.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:- CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2012	2011
	NIS in millions
Short-term loans and credit	293	453
Non-current liabilities (including current maturities)	13,128	13,530
Debentures (including current maturities)	850	669

	14,271	14,652

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,109 million.

NOTE 30:- RENTAL INCOME

During the years 2010-2012, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:- PROPERTY OPERATING EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS in millions
Salaries and related expenses	96	77	67
Property tax and other fees	672	583	519
Maintenance and repairs	421	387	351
Utilities	259	239	201
Insurance and security	127	109	97
Others	130	127	106

	1,705	1,522	1,341

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:- REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

a.	Revenues

	Year ended December 31
	2012	2011	2010
	NIS in millions
Revenues from sale of buildings and land	200	14	—
Revenues from construction contracts	1,549	987	—

	1,749	1,001	—

b.	Cost of revenues by revenue sources

Cost of sale of buildings and land	181	18	—
Cost of revenues from construction contracts	1,484	949	—

	1,665	967	—

c.	Cost of revenues by expense components

Land	46	10	—
Materials	450	220	—
Subcontractors	925	628	—
Salaries and related expenses	119	69	—
Depreciation	5	3	—
Fair value upon acquisition amortization and others	120	37	—

	1,665	967	—

NOTE 33:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2012	2011	2010
	NIS in millions
Salaries and management fees (1)	397	469	355
Professional fees	86	85	70
Depreciation	29	25	20
Sales and marketing	7	6	4
Other (including office maintenance) (2)	129	148	120

	648	733	569

(1)	As for salaries and management fees to related parties, see Note 38.
(2)	Net of income management fees from related party, see Note 38a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:- OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain from realization of associate	4	—	—
Capital gain on assets disposal	21	—	13
Gain from bargain purchase (Notes 9g and 9m)	134	102	—
Others	5	13	8

	164	115	21

b.	Other expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Loss from decrease in holding interest, net	4	1	4
Capital loss on assets disposal	26	64	—
Impairment of goodwill	—	38	42
Impairment of other assets	7	7	—
Other	10	—	—

	47	110	46

NOTE 35:- FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Finance expenses on debentures	1,050	979	885
Finance expenses on convertible debentures	99	68	59
Finance expenses on loans from financial institutions and others	1,013	1,015	915
Revaluation of derivatives *)	—	190	—
Loss from early redemption of debentures (Note 20c)	147	14	4
Exchange rate differences and other finance expenses	37	36	15
Finance expenses capitalized to real estate under development	(132)	(105)	(114)

	2,214	2,197	1,764

*)	Primarily from swap transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:- FINANCE EXPENSES AND INCOME (Cont.)

b.	Finance income:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Gain from investments in securities, net	28	11	49
Dividend income	6	8	13
Interest income from investees	5	2	7
Interest income	63	51	16
Revaluation of derivatives *)	13	—	425
Exchange rate differences	5	—	7
Revaluation of warrants	—	—	8

	120	72	525

*)	Primarily from swap transactions.

NOTE 36:- NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2012		2011		2010
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	164,912	956	154,456	718	141,150	832

Effect of dilutive potential ordinary shares	104	(34)	327	(52)	237	(2)

For the calculation of diluted net earnings per share	165,016	922	154,783	666	141,387	830

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(3), 9d(3), 9f(3) and 9g(4) and for convertible debentures issued by investees, refer to Note 21.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group’s global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance. The Group uses, among others, financial derivatives in order to hedge certain exposures to risks.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the .U.S dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currency. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. The Group also has deposits which are linked to changes in the CPI. For the sum of financial instruments linked to the CPI, with respect to which the Group is exposed to changes in the CPI, which part were hedged with cross currency swaps—refer to sections d. and f. below.

3.	Interest rate risk

Liabilities that bear floating interest rates expose the Group to cash flow risk and liabilities that bear fix interest rates expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to d. below). As of the reporting date, 87% of the Group’s long-term liabilities (73% excluding interest rate swaps) bear fixed interest (as of December 31, 2011—81%, 69% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, see also Notes 20 to 22.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2012 is NIS 101 million (December 31, 2011—NIS 164 million). This exposure is not hedged.

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

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to flexibility through the use of revolving lines of credit for period up to 5 years, in which the Group can utilize credit for short-term periods. For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31, 2012		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
	NIS in millions
Financial assets
Non-current deposits and loans	713	703	308	300

Financial liabilities
Debentures	19,327	21,036	16,694	17,604
Convertible debentures	*) 1,390	1,504	*) 1,201	1,320
Interest-bearing loans from financial institutions and others	20,795	21,324	21,103	22,289

	41,512	43,864	38,998	41,213

Total financial liabilities, net	(40,799)	(43,161)	(38,690)	(40,913)

*)	Excluding the conversion component which is presented in non-controlling interests, in the total of approximately NIS 56 million (2011—approximately NIS 52 million).

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects the risk implicit in the financial instrument on balance sheet date. For the purpose of such estimation, the Company uses, among others, interest quotations provided by known financial institutions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

c.	Classification of financial instruments by fair value hierarchy

Financial instruments measured at fair value in the financial statements are classified, by classes having similar characteristics, to the following fair value hierarchy, determined in accordance with the source of data used in determination of their fair value:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

		December 31, 2012
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value
Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Participation certificates in trust funds	4b	18	—	—
Hedging financial derivatives	37d	—	1,010	—
Available-for-sale financial assets:
Shares	11	14	—	—
Participation certificates in equity funds *)	11	—	—	339

		101	1,010	339

Financial liabilities measured at fair value
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	484	—
Non-hedging financial derivatives	19	62	—	—
Liabilities due to put options to non-controlling interests **)		—	—	84

		62	484	84

In 2012, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

*)	In 2012, the revaluation carried to translation capital reserve due to available for sale financial assets of the equity funds amounted to NIS 39 million. In addition there was an investment return at amount of NIS 6 million.
**)	In 2012, the revaluation of the Put options amounted to NIS 2 million and additional NIS 2 million carried to translation reserve.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount—NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value— NIS in millions
		31.12.12	31.12.11				31.12.12	31.12.11
Cross currency swaps
	Euro-NIS	1,456	661	CPI linked, 4.40%-5.10%	Fixed, 5.10%-6.36%	6.2	160	160
		260	270	CPI linked, 4.95%-5.59%	Variable L+1.35%-1.85%	5.3	146	140
		330	440	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.5	45	66
	U.S.$-NIS	50	50	CPI linked, 4.57%	Fixed 5.97%	1.8	20	19
		475	475	CPI linked, 4.75%	Variable, L+1.16%-1.17%	6.2	298	275
		240	320	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.5	19	21
		150	150	Telbor + 0.7%	Fixed 3.53%	4.5	8	12
	C$-NIS	374	384	CPI linked, 4.60%-4.95%	Fixed, 5.51%-6.07%	5.5	111	96
		320	335	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	5.1	155	155
		120	160	nominal, 6.4%	Variable, L + 1.08%	2.5	6	11
		114	152	nominal, 6.0%	Fixed, 2.95%-3.15%	2.5	14	20
		100	100	Telbor + 0.7%	Fixed 3.37%	4.5	4	7
		250	250	Telbor + 0.7%	Variable, L + 1.04%	4.5	19	30
	BRL- NIS	273	—	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	5	(3)	—
Interest rate swaps fixed/variable
	U.S.$	1,120	191	Variable	Fixed	5.5	(33)	(9)
	C$	324	37	Variable	Fixed	8.9	(9)	(6)
		€3,067	3,102	Variable	Fixed	3.8	(287)	(210)
	Swedish Krona	2,500	2,414	Variable	Fixed	3.0	(152)	(122)
Forward contracts
	Different currencies	3,870	1,326			Less than one year	5	2
Call options
	U.S.$-NIS	500	500			0.6	—	5
	Canadian government bonds	—	280			—	—	(15)

							526	657

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2012	2011
	NIS in millions
Current assets	81	84
Non-current assets	929	937
Current liabilities	(12)	(25)
Non-current liabilities	(472)	(339)

	526	657

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	351	—	—	—	351
Trade payables	914	—	—	—	914
Other accounts payable	1,086	—	—	—	1,086
Debentures	1,827	4,942	6,117	12,296	25,182
Convertible debentures	271	132	576	868	1,847
Interest-bearing loans from financial institutions and others	2,452	8,662	6,356	6,959	24,429
Hedging financial derivatives, net	75	104	(33)	(514)	(368)
Other financial liabilities	159	155	196	232	742

	7,135	13,995	13,212	19,841	54,183

December 31, 2011

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	453	—	—	—	453
Trade payables	819	—	—	—	819
Other accounts payable	1,172	—	—	—	1,172
Debentures	2,389	5,029	4,464	9,821	21,703
Convertible debentures	80	277	126	1,218	1,701
Interest-bearing loans from financial institutions and others	3,449	10,228	7,340	4,264	25,281
Hedging financial derivatives, net	10	14	(78)	(544)	(598)
Other financial liabilities	529	107	180	206	1,022

	8,901	15,655	12,032	14,965	51,553

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

f.	Linkage terms of monetary balances

	December 31, 2012
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	14	296	273	703	328	69	—	1,683
Short-term investments and loans	89	216	230	3	—	—	—	538
Trade and other accounts receivable	13	72	87	65	603	53	82	975
Long-term investments and loans	143	551	148	2	10	2	—	856

Total monetary assets	259	1,135	738	773	941	124	82	4,052
Other financial assets (1)	—	—	—	—	—	—	1,450	1,450
Other assets (2)	—	16,265	26,483	13,276	3,338	5,883	315	65,560

Total assets	259	17,400	27,221	14,049	4,279	6,007	1,847	71,062

Liabilities:
Short-term credit from banks and others	59	28	62	160	42	—	—	351
Trade payables and other accounts payable	165	219	650	180	715	188	105	2,222
Liabilities attributable to assets held for sale	—	12	156	—	—	—	—	168
Debentures (3) (4) (5)	8,325	2,919	5,508	1,086	1,489	—	—	19,327
Convertible debentures	—	—	1,197	193	—	—	—	1,390
Interest-bearing loans from financial institutions and others	346	5,485	6,428	5,419	222	2,895	—	20,795
Other financial liabilities	2	65	158	30	—	6	85	346
Employee benefit liabilities, net	—	1	—	—	6	—	—	7

Total financial liabilities	8,897	8,729	14,159	7,068	2,474	3,089	190	44,606
Other liabilities (1)	—	—	—	—	—	—	3,807	3,807

Total liabilities	8,897	8,729	14,159	7,068	2,474	3,089	3,997	48,413

Assets, net of liabilities	(8,638)	8,671	13,062	6,981	1,805	2,918	(2,150)	22,649

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.
(4)	With respect to NIS 8,325 million linked to the Israeli CPI, the Company has NIS 3,555 million of cross currency swaps.
(5)	With respect to NIS 1,489 million unlinked NIS, the Company has NIS 1,304 million of cross currency swaps.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2011
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	117	199	131	461	527	104	—	1,539
Short-term investments and loans	—	465	188	4	113	—	—	770
Trade and other accounts receivable	384	126	72	64	21	111	183	961
Long-term investments and loans	147	238	66	—	3	—	—	454

Total monetary assets	648	1,028	457	529	664	215	183	3,724
Other financial assets (1)	—	—	—	—	—	—	1,499	1,499
Other assets (2)	—	14,769	22,910	12,548	2,547	5,330	1,272	59,376

Total assets	648	15,797	23,367	13,077	3,211	5,545	2,954	64,599

Liabilities:
Short-term credit from banks and others	36	—	35	242	140	—	—	453
Trade payables and other accounts payable	350	227	444	171	571	65	262	2,090
Liabilities attributable to assets held for sale	—	103	—	—	—	—	—	103
Debentures (3) (4) (5)	6,766	2,884	4,639	350	2,055	—	—	16,694
Convertible debentures	10	—	1,056	135	—	—	—	1,201
Interest-bearing loans from financial institutions and others	349	4,521	6,923	6,077	5	3,241	(13)	21,103
Other financial liabilities	3	48	103	34	—	—	89	277
Employee benefit liabilities, net	—	2	—	—	6	—	—	8

Total financial liabilities	7,514	7,785	13,200	7,009	2,777	3,306	338	41,929
Other monetary liabilities (1)	—	—	—	—	—	—	3,042	3,042

Total liabilities	7,514	7,785	13,200	7,009	2,777	3,306	3,380	44,971

Assets, net of liabilities	(6,866)	8,012	10,167	6,068	434	2,239	(426)	19,628

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above.
(4)	With respect to NIS 6,766 million linked to the Israeli CPI, the Company has NIS 2,495 million of cross currency swaps.
(5)	With respect to NIS 2,055 million unlinked NIS, the Company has NIS 1,572 million of cross currency swaps.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2012	(21)	(14)	(32)	(3)
31.12.2011	(14)	(22)	(34)	(2)

	Sensitivity analysis to relative changes in price of marketable securities on the stock exchange
Effect on equity before tax	+20%	+10%	-10%	-20%
	NIS in millions
Investment in marketable securities classified as available-for-sale financial instruments:
31.12.2012 (fair value—NIS 14 million)	3	1	(1)	(3)
31.12.2011 (fair value—NIS 67 million)	13	7	(7)	(13)
Effect on pre-tax income (loss)
Investment in marketable securities designated at fair value through profit or loss:
31.12.2012 (fair value—NIS 87 million)	17	9	(9)	(17)
31.12.2011 (fair value—NIS 97 million)	19	10	(10)	(19)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2012	(169)	(85)	85	169
31.12.2011	(141)	(70)	70	141

	Sensitivity analysis for financial derivatives- absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2012	87	43	(44)	(88)
31.12.2011	61	30	(30)	(61)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2012
Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
31.12.2011
Change in exchange rate of €	(160)	(80)	79	159
Change in exchange rate of U.S.$	(95)	(47)	47	94
Change in exchange rate of C$	(152)	(75)	75	151

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
2012
Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Swedish crown	172	88	(93)	(121)
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557
2011
Change in interest on €	141	73	(78)	(147)
Change in interest on U.S.$	44	23	(22)	(25)
Change in interest on C$	69	14	(14)	(28)
Change in interest on Swedish crown	203	104	(111)	(208)
Change in nominal interest on NIS	(68)	(34)	36	73
Change in real interest on NIS	(344)	(179)	194	406

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	1%-	2%-
	NIS in millions
31.12.2012
Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
31.12.2011
Change in interest on €	197	101	(108)	(182)
Change in interest on C$	47	23	(23)	(47)

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

In addition:

1.	The sensitivity analysis for changes in interest rates was performed on long-term liabilities with variable interest.

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial instruments to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:- FINANCIAL INSTRUMENTS (Cont.)

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income and expenses

	Year ended December 31
	2012	2011	2010
	NIS in millions
Finance income on a loan to related party	—	0.01	0.1

Management fees from the parent company (1)	1.4	0.2	0.2

Interest income from investees	5	2	7

Management fees from jointly controlled entity (ATR)	—	2	2

(1)	See section e below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

b.	Other expenses and payments

	Year ended December 31
	2012		2011		2010
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees (1)	7	2.3	5	1.6	5	1.4

Salaries and related expenses, see (2) and (3) below	4	25.3	4	28.4	4	34.3

(1)	Includes issuance of share options to directors until 2010.
(2)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details below.
(3)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, and in 2010, the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 58.8 million and NIS 23.5 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements.

The waiver of bonus by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section c(1)a below, were recognized as general and administrative expenses on the one hand, and as a contribution to equity under capital reserves on the other hand. The amounts in the table above exclude the salary waived by the Chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	On November 15, 2011, the employment agreement between the Company and Mr. Katzman, which was approved on February 2000, expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors. The Company is taking steps to formulate new employment and compensation arrangements with Mr. Katzman, in light of the considerable importance it ascribes to his continued employment with the Company.

b)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party announces. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also set forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled upon termination.

Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S.$ 16.72. These shares are vested over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	Mr. Katzman and FCR entered into an agreement, pursuant to which, as long as he serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for payments in case of termination of the contract due to change in control in FCR.

d)	According to advisory agreement with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a monthly remuneration of € 46 thousand due to advisory services and recovery of expenses from ATR for 2012.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options with exercise price of € 3.63 over vesting period of 3 years commencing the grant date.

e)	For 2012, Mr. Katzman is entitled for director’s remuneration in amount of € 175 thousand for his services as CTY’s chairman of the Board.

2.	Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	On November 15, 2011, the employment agreement with Mr. Segal which was approved on 2004 expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors. The Company is taking steps to formulate new employment and compensation arrangements with Mr. Segal in light of the considerable importance it ascribes to his continued employment with the Company.

b)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which, he is entitled to an annual compensation of C$ 695 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2012, Mr. Segal’s total salary cost was C$ 749 thousand. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2012, Mr. Segal is entitled to an annual bonus of C$ 695 thousand.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

According to his agreement, Mr. Segal is entitled every year to equity instrument compensation. In 2011, 45 thousand restricted units convertible into 45 thousand FCR shares were issued to Mr. Segal for no consideration, based on the price of C$ 15.82 per share at the grant date.

In addition, On April 2012, Mr. Segal was granted 100 thousand share options convertible into 100 thousand FCR shares at an exercise price of C$ 17.9 per share, which are exercisable through April 2022. The fair value of each share option on the grant date, based on the binomial model, is approximately C$ 1.51.

c)	Mr. Dori Segal receives for his services on EQY’s Board restricted shares each year (for 2012—3,300 shares at the average price per share at the grant date of U.S.$ 18.42). For 2012, Mr. Segal also received directors’ fees of U.S.$ 62.5 thousand in cash.

d)	For his service on CTY’s Board that ended in 2012, Mr. Segal received fees of € 26 thousand.

e)	Within the framework of Mr. Dori Segal’s terms of service as a director of GAA, Mr. Segal was entitled to convert the directors’ cash remuneration to which he was entitled into deferred share units. With respect to 2012, Mr. Segal was entitled to directors’ remuneration of approximately C$ 24 thousand, of which C$ 9.5 thousand was converted into 2,001 deferred share units. Within the framework of the arrangement finalized between the Company and GAA for the acquisition of all the share capital and securities convertible into GAA shares (refer to Note 9e), the Company acquired from Mr. Segal all the deferred share units and also the 180 thousand share options granted to Mr. Segal by GAA in June 2010, for a total consideration of approximately C$ 356 thousand.

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

According to an agreement with Mr. Mientkavich which was approved by the Company’s shareholders in June 2005, as extended in May 2009, Mr. Mientkavich is employed as the Deputy Chairman of the Board for a four-year period which ends on April 30, 2013, at 50% of a full time position and for the monthly payment (gross) of NIS 80 thousand, linked to the CPI (as of December 31, 2012), plus associated benefits.

As part of the employment agreement, the Deputy Chairman was granted 400 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 21.67, linked to the Israeli CPI and subject to certain adjustment over vesting period of four years in four equal installments. The fair value of each share option at the grant date according to the binomial is NIS 10.4.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

On March, 2013, the Company’s Compensation Committee and Board of Directors approved an annual bonus to Mr. Mientkavich with respect to 2012 amounting to NIS 500 thousand. The bonus is subject to the approval of the Company’s general shareholders’ meeting.

4.	Company’s President, Mr. Aharon Soffer

Mr. Soffer’s terms of employment as the Company’s President, pursuant to the four years employment agreement from December 2009, include a monthly salary of NIS 134.3 thousand (as of December 31, 2012), linked to the CPI, plus associated customary benefits and annual bonus at amount of up to 100% of his yearly salary.

Pursuant to the employment agreement the Company granted Mr. Soffer 760 thousand share options. Each share option is exercisable into one Ordinary share of the Company at an exercise price of NIS 35.67, linked to the Israeli CPI and subject to adjustments over vesting period of four years in four equal installments. The fair value of each share option at the grant date according to the binomial model is NIS 13.3.

With respect to share-based payment settled in cash (see Note 28d) and following an exercise notice given by Mr. Soffer for the remaining units outstanding, he was paid in 2012 NIS 343 thousand (in 2011 Mr. Soffer was paid NIS 352 thousand for units’ exercise).

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 33 thousand for 2012. Such fees are fully transferred to the Company.

For his services as Vice Chairman of the Board of GAA until August 2012, Mr. Soffer was entitled to equity and cash remuneration, which was fully transferred to the Company.

On March, 2013, the Company’s Compensation Committee and Board of Directors approved an annual bonus to Mr. Soffer with respect to 2012, amounting to NIS 1.6 million. Total of NIS 480 thousands of this bonus, which represent 30% of the bonus and that was approved according to the Board’s discretion pursuant to Mr. Soffer employment agreement, is subject to the approval of the Company’s general shareholders’ meeting.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar will pay the Company monthly payment of NIS 105 thousands linked to the Israeli CPI including VAT for various management services. The Gazit-Norstar Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in a real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

f.	Balances with related parties

	December 31
	2012	2011
	NIS in millions
Loans to entities accounted for using the equity method (Note 9a)	143	146

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION

a.	General

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

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: medical office buildings sector in United States (ProMed), shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results:
Gross profit (4)	587	1,426	803	898	84	396	(566)	3,628
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (5)	339	1,319	694	718	27	351	1,861	5,309
Segment assets:
Operating assets (6)	11,555	26,707	13,518	13,831	1,357	6,393	(7,012)	66,349
Investments in investees	269	142	4	7	350	110	3,831	4,713

Total assets	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

Investments in non-current assets (7)	1,489	3,520	802	308	10	145	(308)	5,966

Segment liabilities (8)	237	420	356	628	884	110	45,778	48,413

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results:
Gross profit (4)	449	1,223	720	771	59	371	(363)	3,230
Depreciation and amortization (4)	301	8	5	6	5	9	(267)	67
Share in earnings of investees	17	14	1	—	66	10	226	334
Operating income (5)	335	1,151	584	711	137	142	1,446	4,506
Segment assets:
Operating assets (6)	10,970	22,219	12,695	13,773	1,314	7,113	(7,875)	60,209
Investments in investees	192	127	3	—	366	209	3,493	4,390

Total assets	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599

Investments in non-current assets (7)	3,793	2,475	1,077	2,336	7	1,360	(2,342)	8,706

Segment liabilities (8)	203	342	229	463	585	114	43,035	44,971

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

Year ended December 31, 2010

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(6)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,065	1,718	971	1,068	1,180	394	(2,249)	4,147

Segment results:
Gross profit (4)	519	1,114	631	666	102	286	(512)	2,806
Depreciation and amortization (4)	251	7	4	—	4	7	(253)	20
Share in earnings of investees	—	29	—	—	3	12	127	171
Operating income (5)	321	1,065	530	468	59	119	756	3,318

c.	Geographical information

External revenues

	Year ended December 31
	2012	2011	2010
	NIS in millions
U.S.	1,448	1,190	1,191
Canada	2,292	1,948	1,733
Northern and Western Europe	1,268	1,161	1,048
Central-Eastern Europe	1,327	1,201	1,072
Israel	1,949	1,192	1,334
Other	31	34	16
Reconciliations (1) (3)	(1,317)	(1,007)	(2,247)

Total	6,998	5,719	4,147

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

Location of non-current operating assets (7)

	December 31
	2012	2011
	NIS in millions
U.S.	13,232	12,614
Canada	25,301	22,459
Northern and Western Europe	14,304	13,442
Central-Eastern Europe	13,932	13,888
Israel	2,683	2,606
Other	523	517
Other non-current operating assets and reconciliations (1) (6)	(4,485)	(5,856)

Total non- current assets	65,490	59,670

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	In light of the adoption of IFRS 11, jointly controlled entities are accounted for according to the equity method, while previously they were accounted for according to the proportionate consolidation method.

Therefore, the information of the segment “shopping centers in central-eastern Europe” that was included in the past according to ATR’s proportionate share, is now included in segments information after IFRS 11 adoption at its full value and offset against the “Adjustments for consolidated” column.

Similarly, information of Acad that was initially consolidated in the financial statement of the second quarter of 2011, is included in the segment “Initiation and performance of construction works” at its full value for the first quarter of 2011 and for the year 2010, in which Acad was accounted for by the equity method, and offset against the “Adjustments for consolidated” column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures, elimination of ATR’s and Acad’s results and other IFRS adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION (Cont.)

4.	The reconciliations to the consolidated in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, gain from revaluation of investment property not included in segment reporting, amounting to NIS 1,913 million, NIS 1,670 million and NIS 935 for 2012, 2011 and 2010, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 75 million, NIS 188 million and NIS 197 million and unallocated net other income (expense) of approximately NIS 239 million, NIS (283) million and NIS 9 million, for 2012, 2011 and 2010, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Acad’s assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:- EVENTS AFTER THE REPORTING DATE

a.	On January 14, 2013 FCR completed a public offering in Canada of C$ 100 million (NIS 375 million) par value unsecured (series P), by way of expansion of a listed series. The debentures bear fixed annual interest rate of 3.95% and mature on December 5, 2022.

b.	After the reporting date, the Company purchased additional 2 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchases, the Company’s interest in CTY increased to 49.4% and the Company is expected to recognize an equity increase at an amount of NIS 12 million which will be carried to capital reserve from transactions with non-controlling interests.

c.	On January 17, 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”), purchase of shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2,608 million). CTY and CPPIB will each own 50% of the shopping center which constitute a joint venture and will be accounted for using the equity method. The purchase was financed by CTY and CPPIB with a secured 5 years loan of € 265 million (NIS 1,304 million), (CTY share in the loan is 50%) and with equity.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:- EVENTS AFTER THE REPORTING DATE (Cont.)

d.	On March 7, 2013 CTY completed a right issuance to CTY’s shareholders of approximately 114.4 million shares, which represent 35% of CTY’s total share capital and voting rights, in consideration for € 200 million (NIS 985 million).

In the aforesaid rights issue, the Company purchased approximately 56.1 million shares in consideration for € 98.1 million (NIS 483 million). There was no material change in the Company’s interest in CTY due to the rights issuance.

e.	In February 2013, the Company’s compensation committee and the Board of Directors approved a grant of approximately 522 thousands non tradable and non listed share options, 95 thousands Restricted Share Units (“RSUs”) and 112 thousands Performance Share Units (“PSUs”) to six officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Income Tax Ordinance. The value of all the equity Instruments granted at the grant day totalled to NIS 13.9 million.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 48.647 (which was calculated at the share’s average price on the stock exchange in the 30 days prior to the grant date), linked to the Israeli CPI and subject to adjustments for share distributions, rights issue and dividends distribution. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the date of grant of the options, and the options expire 4 years after the date of grant. In the event of the grantee’s termination of employment with the Company, the exercisable options that were not exercised within 90 days from the grant date shall expire. In certain cases, the grantees are entitled to acceleration of the vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 13.3. The option fair value was calculated using standard deviation of 33.73%, risk free interest rate of 0.22% and share price of NIS 48.6.

Each RSUs and PSUs are exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the date of grant of the RSUs. The fair value of each RSU on the grant date is approximately NIS 47.64.

The PSUs (which were granted to officers only) vest over three years in one instalment from the date of grant and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the date of the grant. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each PSU on the grant date, based on Black-Scholes model is approximately NIS 21.6. The PSU fair value was calculated using standard deviation of 28.83%, risk free interest rate of 0% and share price of NIS 47.6.

f.	On February 19, 2013, FCR completed a public offering in Canada of C$ 57.5 million (NIS 216 million) par value unsecured convertible debentures. The convertible debentures bear annual interest rate of 4.45% and are convertible into FCR shares for C$ 26.75–C$ 27.75 (subject to the date of conversion) per share on each day after their listing for trade and payable on February 28, 2020.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FIANACIAL STATEMENTS

In the consolidated statements of financial position as of December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,961	(422)	—	1,539
Short-term deposits and loans	807	(37)	—	770
Marketable securities at fair value through profit or loss	97	—	—	97
Available-for-sale financial assets	67	—	—	67
Financial derivatives	84	—	—	84
Trade receivables	714	(58)	—	656
Other accounts receivable	331	(40)	—	291
Inventory of buildings and apartments for sale	1,128	(431)	—	697
Current tax receivable	18	(4)	—	14

	5,207	(992)	—	4,215
Assets classified as held for sale	714	—	—	714

	5,921	(992)	—	4,929

NON-CURRENT ASSETS
Equity- accounted investees	166	4,224	—	4,390
Other investments, loans and receivables	408	(100)	—	308
Available-for-sale financial assets	314	—	—	314
Financial derivatives	937	—	—	937
Investment property	54,627	(3,613)	—	51,014
Investment property under development	3,219	(1,021)	—	2,198
Non-current inventory	52	(29)	—	23
Fixed assets, net	751	(594)	—	157
Goodwill	101	—	—	101
Other intangible assets, net	69	(1)	—	68
Deferred taxes	167	(7)	—	160

	60,811	(1,141)	—	59,670

	66,732	(2,133)	—	64,599

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	497	(44)	—	453
Current maturities of non-current liabilities	3,629	(104)	—	3,525
Financial derivatives	25	—	—	25
Trade payables	851	(32)	—	819
Other accounts payable	1,340	(122)	—	1,218
Advances from customers and buyers of apartments	380	(103)	—	277
Current tax payable	54	(1)	—	53

	6,776	(406)	—	6,370
Liabilities attributable to assets held for sale	103	—	—	103

	6,879	(406)	—	6,473

NON-CURRENT LIABILITIES
Debentures	15,782	(403)	—	15,379
Convertible debentures	1,121	—	—	1,121
Interest-bearing loans from financial institutions and others	19,899	(926)	—	18,973
Financial derivatives	353	(14)	—	339
Other financial liabilities	382	(105)	—	277
Employee benefit liability, net	8	—	—	8
Deferred taxes	2,924	(183)	(340)	2,401

	40,469	(1,631)	(340)	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	—	—	218
Share premium	3,787	—	—	3,787
Retained earnings	3,737	1	166	3,904
Foreign currency translation reserve	(734)	—	6	(728)
Other reserves	149	—	1	150
Loans granted to purchase shares of the Company	*) —	—	—	*) —
Treasury shares	(21)	—	—	(21)

	7,136	1	173	7,310
Non-controlling interests	12,248	(97)	167	12,318

Total equity	19,384	(96)	340	19,628

	66,732	(2,133)	—	64,599

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of January 1, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,321	(629)	—	692
Short-term deposits and loans	254	(104)	—	150
Marketable securities at fair value through profit or loss	58	(8)	—	50
Available-for-sale financial assets	42	—	—	42
Financial derivatives	111	(1)	—	110
Trade receivables	344	(218)	—	126
Other accounts receivable	245	(43)	—	202
Inventory of buildings and apartments for sale	383	(383)	—	—
Current tax receivable	73	(5)	—	68

	2,831	(1,391)	—	1,440
Assets classified as held for sale	251	(201)	—	50

	3,082	(1,592)	—	1,490

NON-CURRENT ASSETS
Equity- accounted investees	67	3,627	—	3,694
Other investments, loans and receivables	281	(164)	—	117
Available-for-sale financial assets	218	—	—	218
Financial derivatives	1,087	—	—	1,087
Investment property	43,634	(2,392)	—	41,242
Investment property under development	3,296	(1,030)	—	2,266
Non-current inventory	17	(17)	—	—
Fixed assets, net	633	(534)	—	99
Goodwill	119	(9)	—	110
Other intangible assets, net	17	(7)	—	10
Deferred taxes	99	(24)	—	75

	49,468	(550)	—	48,918

	52,550	(2,142)	—	50,408

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	242	(151)	—	91
Current maturities of non-current liabilities	3,043	(324)	—	2,719
Financial derivatives	37	—	—	37
Trade payables	515	(213)	—	302
Other accounts payable	996	(154)	—	842
Advances from customers and buyers of apartments	80	(80)	—	—
Current tax payable	38	(5)	—	33

	4,951	(927)	—	4,024
Liabilities attributable to assets held for sale	43	(43)	—	—

	4,994	(970)	—	4,024

NON-CURRENT LIABILITIES
Debentures	14,255	(487)	—	13,768
Convertible debentures	788	(49)	—	739
Interest-bearing loans from financial institutions and others	14,969	(325)	—	14,644
Financial derivatives	128	—	—	128
Other financial liabilities	214	(53)	—	161
Employee benefit liability, net	4	(2)	—	2
Deferred taxes	2,029	(123)	(155)	1,751

	32,387	(1,039)	(155)	31,193

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	208	—	—	208
Share premium	3,474	—	—	3,474
Retained earnings	3,348	(5)	79	3,422
Foreign currency translation reserve	(1,312)	—	(1)	(1,313)
Other reserves	222	(1)	(1)	220
Loans granted to purchase shares of the Company	(4)	—	—	(4)
Treasury shares	(21)	—	—	(21)

	5,915	(6)	77	5,986
Non-controlling interests	9,254	(127)	78	9,205

Total equity	15,169	(133)	155	15,191

	52,550	(2,142)	—	50,408

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions (except for per share data)
Rental income	5,239	(521)	—	4,718
Property operating expenses	1,740	(218)	—	1,522

Net operating rental income	3,499	(303)	—	3,196

Revenues from sale of buildings, land and construction works performed	1,257	(256)	—	1,001
Cost of buildings sold, land and construction works performed	1,199	(232)	—	967

Gross profit from sale of buildings, land and construction works performed	58	(24)	—	34

Gross profit	3,557	(327)	—	3,230
Fair value gain from investment property and investment property under development, net	1,803	(133)	—	1,670
General and administrative expenses	(830)	97	—	(733)
Other income	160	(45)	—	115
Other expenses	(62)	(48)	—	(110)
Group’s share in earnings (losses) of equity- accounted investees, net	40	294	—	334

Operating income	4,668	(162)	—	4,506
Finance expenses	*) (2,304)	107	—	(2,197)
Finance income	79	(7)	—	72
Decrease in value of financial investments	*) (14)	14	—	—

Profit before taxes on income	2,429	(48)	—	2,381
Taxes on income	545	(45)	(172)	328

Net income	1,884	(3)	172	2,053

Attributable to:
Equity holders of the Company	626	6	87	719
Non-controlling interests	1,258	(9)	85	1,334

	1,884	(3)	172	2,053

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	4.05	0.05	0.55	4.65

Diluted net earnings	3.75	0.04	0.51	4.30

*)	Reclassified.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions (except for per share data)
Rental income	4,596	(449)	—	4,147
Property operating expenses	1,551	(210)	—	1,341

Net operating rental income	3,045	(239)	—	2,806

Revenues from sale of buildings, land and construction works performed	691	(691)	—	—
Cost of buildings sold, land and construction works performed	622	(622)	—	—

Gross profit from sale of buildings, land and construction works performed	69	(69)	—	—

Gross profit	3,114	(308)	—	2,806
Fair value gain from investment property and investment property under development, net	1,017	(82)	—	935
General and administrative expenses	(663)	94	—	(569)
Other income	13	8	—	21
Other expenses	(48)	2	—	(46)
Group’s share in earnings (losses) Equity- accounted investees, net	2	169	—	171

Operating income	3,435	(117)	—	3,318
Finance expenses	(1,869)	105	—	(1,764)
Finance income	569	(44)	—	525
Decrease in value of financial investments	(18)	18	—	—

Profit before taxes on income	2,117	(38)	—	2,079
Taxes on income	509	(28)	(91)	390

Net income	1,608	(10)	91	1,689

Attributable to:
Equity holders of the Company	790	(4)	45	831
Non-controlling interests	818	(6)	46	858

	1,608	(10)	91	1,689

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	5.59	(0.02)	0.32	5.89

Diluted net earnings	5.57	(0.02)	0.32	5.87

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net income	1,884	(3)	172	2,053

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of equity- accounted foreign operations	1,135	(6)	10	1,139
Realization of exchange differences on translation of equity- accounted foreign operations	12	—	—	12
Net losses on cash flow hedges	(139)	—	—	(139)
Net losses on available-for-sale financial assets	(39)	—	—	(39)
Gain on revaluation of fixed assets in jointly controlled entity	28	—	—	28

Total other comprehensive income	997	(6)	10	1,001

Total comprehensive income (loss)	2,881	(9)	182	3,054

Attributable to:
Equity holders of the Company	1,131	6	94	1,231
Non-controlling interests	1,750	(15)	88	1,823

	2,881	(9)	182	3,054

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net income	1,608	(10)	91	1,689

Other comprehensive income (loss) (net of tax effect):
Exchange differences on translation of foreign operations	(1,272)	—	(1)	(1,273)
Net losses on cash flow hedges	49	—	—	49
Net losses on available-for-sale financial assets	12	—	—	12
Gain on revaluation of fixed assets in jointly controlled entity	17	—	—	17

Total other comprehensive loss	(1,194)	—	(1)	(1,195)

Total comprehensive income	414	(10)	90	494

Attributable to:
Equity holders of the Company	139	(3)	43	179
Non-controlling interests	275	(7)	47	315

	414	(10)	90	494

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of cash flows for the year ended December 31, 2011

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net cash from operating activities	1,190	(64)	—	1,126
Cash flows from investing activities	(4,848)	631	—	(4,217)
Cash flows from financing activities	4,343	(326)	—	4,017
Exchange differences on balances of cash and cash equivalents	(45)	(34)	—	(79)

Net change in cash flows	640	207	—	847

In the consolidated statements of cash flows for the year ended December 31, 2010

	As previously reported	Early adoption of IFRS 10 and IFRS 11	Amendment of IAS 12	As currently presented
	NIS in millions
Net cash from operating activities	782	(123)	—	659
Cash flows from investing activities	(2,618)	70	—	(2,548)
Cash flows from financing activities	1,287	302	—	1,589
Exchange differences on balances of cash and cash equivalents	(121)	109	—	(12)
Decrease due to held-for-sale classification	(27)	27	—	—

Net change in cash flows	(697)	385	—	(312)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statement of financial position

	December 31
	2012	2011
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	780	692
Short-term loans and current maturities of long-term loans to subsidiaries	217	158
Financial derivatives	81	82
Other accounts receivable	1	4

Total current assets	1,079	936

NON-CURRENT ASSETS
Long-term loans and deposits	*) —	*) —
Financial derivatives	910	908
Loans to investees	6,790	7,226
Debentures of subsidiary	—	173
Investments in subsidiaries	5,176	4,735
Fixed assets, net	7	6
Deferred costs	1	*) —

Total non-current assets	12,884	13,048

Total assets	13,963	13,984

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of financial position (Cont.)

	December 31
	2012	2011
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of debentures	731	776
Trade payables	1	2
Other accounts payable	162	319
Current tax payable	1	3

Total current liabilities	895	1,100

NON-CURRENT LIABILITIES
Loans from banks	2,118	2,442
Debentures	9,098	8,103
Deferred taxes	121	135

Total non-current liabilities	11,337	10,680

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	219	218
Share premium	3,805	3,787
Reserves	(8)	4
Accumulated losses	(2,285)	(1,805)

Total equity	1,731	2,204

Total liabilities and equity	13,963	13,984

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of income

	Year ended December 31
	2012	2011	2010
	NIS in millions
Dividend income	99	80	89
Management fees from investees	3	8	8
Finance income from subsidiaries	413	658	348
Other finance income	25	9	535

Total income	540	755	980

General and administrative expenses	68	66	56
Finance expenses	602	937	340
Exchange differences on loans to investees	98	11	463
Other expenses	*) —	6	—

Total expenses	768	1,020	859

Income (loss) before taxes on income	(228)	(265)	121
Taxes on income (tax benefit)	(12)	4	83

Net income (loss) attributed to the Company	(216)	(269)	38

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of cash flows

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from operating activities of the Company:
Net income (loss) attributed to the Company	(216)	(269)	38

Adjustments required to present net cash provided by (used in) operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	1	1	1
Dividend income	(99)	(80)	(89)
Finance expenses (income), net	262	281	(80)
Cost of share-based payment	4	7	13
Taxes on income	(12)	4	83
Change in employee benefit liabilities	—	—	(2)

	156	213	(74)

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(11)	28	34
Increase (decrease) in trade payables and other accounts payable	6	(55)	27

	(5)	(27)	61

Cash paid and received during the year by the Company for:
Interest paid	(661)	(261)	(517)
Interest received	1	2	67
Interest received from subsidiaries	303	280	313
Taxes paid	(2)	(4)	(4)
Dividends received	—	—	*) —
Dividends received from subsidiaries	99	80	89

	(260)	97	(52)

Net cash provided by (used in) operating activities of the Company	(325)	14	(27)

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statement of cash flows (Cont.)

	Year ended December 31
	2012	2011	2010
	NIS in millions
Cash flows from investing activities of the Company:
Acquisition of fixed assets	(1)	(2)	(2)
Investments in subsidiaries	(248)	(303)	(257)
Redemption of preferred shares of subsidiary	—	—	165
Loans repaid by (granted to) subsidiaries, net	150	(227)	(434)
Proceeds from sale of convertible debenture of subsidiary	208	—	—
Repayment of loan granted	—	5	—
Repayment of deposit	—	4	—

Net cash provided by (used in) investing activities of the Company	109	(523)	(528)

Cash flows from financing activities of the Company:
Issue of shares (less issue expenses)	—	313	637
Exercise of stock options into shares	3	2	1
Repayment of loans for purchase of company shares	*) —	4	*) —
Dividends paid to equity holders of the Company	(264)	(241)	(204)
Issue of debentures (less issue expenses)	1,676	446	687
Repayment and early redemption of debentures	(786)	(233)	(197)
Receipt (repayment) of long-term credit facilities from banks, net	(314)	897	(690)

Net cash provided by financing activities of the Company	315	1,188	234

Exchange differences on balance of cash and cash equivalents	(11)	(22)	—

Increase (decrease) in cash and cash equivalents	88	657	(321)
Cash and cash equivalents at the beginning of year	692	35	356

Cash and cash equivalents at the end of year	780	692	35

Significant non-cash activities of the Company:
Dividend payable	—	—	57

Exchange of loan granted to subsidiaries for capital issuance	373	347	—

Redemption of capital note of an subsidiary	180	—	—

Redemption of preferred shares of an subsidiary against loan repayment	—	50	—

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note A—Basis of presentation -

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

Note B—Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2012	2011
	NIS in millions
Loans from banks (1) (3)	2,118	2,442
Debentures (2) (3)	9,098	8,103

	11,216	10,545

(1)	Composition of banks credit

	Effective	December 31
	interest	2012	2011
Denomination	%	NIS in millions
In NIS—unlinked	Prime + 0.65%	200	1
In U.S.$	Libor + 2.1%-2.25%	125	106
In U.S.$	5.52%	286	—
In C$	—	—	458
In €	Euribor + 2.1-3.2%	1,520	1,890

		2,131	2,455
Less—deferred finance cost		13	13

		2,118	2,442

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note B—Non-current liabilities (Cont.) -

(2)	Composition of debentures

		Effective interest		Carrying amount
			Coupon rate	December 31
	Denomination	rate		2012	2011
		%	%	NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	212	264
Debentures (series B) *)		€2.08	2.30	307	307
Debentures (series C)	CPI	4.88	4.95	1,265	1,405
Debentures (series D)	CPI	5.02	5.10	2,421	2,173
Debentures (series E)	NIS	2.99	2.39	543	541
Debentures (series F)	NIS	6.73	6.40	847	1,414
Debentures (series I)	CPI	5.58	5.30	1,668	1,646
Debentures (series J) **)	CPI	5.76	6.50	850	699
Debentures (series K)	CPI	4.84	5.35	1,716	448
Non-marketable debentures	CPI	5.84	5.65	—	12

				9,829	8,879
Less—current maturities of debentures				731	776

				9,098	8,103

*)	Including NIS 171 million, as of December 31, 2012 and 2011, held by a wholly-owned subsidiary.
**)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,109 million.

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions
Year 1—current maturities	—	731
Year 2	—	309
Year 3	1,113	1,016
Year 4	468	1,017
Year 5	273	489
Year 6 and thereafter	264	6,267

	2,118	9,829

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note C—Contingent liabilities -

The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including non-listed debentures) as of the reporting date amounts to NIS 1,219 million.

As of the reporting date, total debt of the wholly-owned subsidiaries of the Company which is guaranteed by the Company amounts to NIS 417 million.

As for legal claims, refer to Note 26.d above. As for disputed income tax and VAT assessments, refer to Notes 25.j and 25.k above.

Note D—Dividends from subsidiaries -

Dividends declared and received from subsidiaries:

	Year ended December 31
	2012	2011	2010
	NIS in millions
Citycon OYJ	99	80	74
Gazit Globe Israel (Development) Ltd.	—	—	15

	99	80	89

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2012 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2012	2011	Note		in Note
	%
Equity One Inc. *)	*) 45.5	*) 43.4	(3)	USA	9c
First Capital Realty Inc.	45.6	50.5	(3)	Canada	9d
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	48.8	48.0	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9j
Gazit Brazil Ltda.	100	100	(3)	Brazil	9l
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Gazit America Inc.	100	73.1	(3)	Canada	9e
Atrium European Real Estate Limited	34.5	31.6	(3)	Jersey	9g
Gazit Globe Israel (Development) Ltd.	75	75	(2)	Israel	9k
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel	9m
U. Dori Group Ltd.	73.9	73.8	(5)	Israel	9m

(1)	The list does not include companies held by EQY, FCR, CTY, GAA, ATR, Gazit Development, Acad, Dori Group Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.

*)	The interest in voting rights as of December 31, 2012 and 2011 is 45.1% and 42.1%, respectively.

As of December 31, 2011 represent economic interest calculated net of non-controlling interests in GAA.

F-158

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2012

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted average (1) year of construction	Weighted average (2) year of acquisition
Equity One (3)
South Florida	48	3,964	418	1986	2002
North Florida	30	1,325	60	1988	2002
Southeast U.S. (excluding Florida)	49	1,867	153	1987	2004
Northeast U.S.	21	3,373	423	1984	2009
West Coast	13	3,208	596	1974	2011

Subtotal Equity One	161	13,737	1,650
First Capital
Central (Ontario)	71	10,655	2,696	2005	2006
East (mainly Quebec)	50	4,578	970	2003	2006
West (mainly British Columbia and Alberta)	48	8,942	2,271	2004	2006

Subtotal First Capital	169	24,175	5,937
Citycon
Finland	59	8,169	—	1988	2003
Sweden	14	3,637	183	1972	2006
Other (Baltic countries/Denmark)	5	1,555	—	1997	2008

Subtotal Citycon	78	13,361	183
ProMed Properties—U.S. (4)	16	2,044	1,117	1967	2008
Gazit Israel	11	2,335	862	2003	2006
Gazit Germany	7	932	571	1996	2007
Gazit Brazil	3	305	—	2002	2008
Other	1	14	6	1998	1998

Subtotal—operating investment property	446	56,903	10,326
Investment property under development	9	1,774	20	—	—
Land for future development (5)	—	1,076	38	—	—

Grand total	455	59,753	10,384

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements-

NIS in millions
Properties classified as held for sale (including NIS 44 million of land)	1,482
Investment property	55,465
Investment property under development and Land	2,806

59,753

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were redeveloped, renovated or expanded, the construction date used is the year in which the applicable construction, renovation or expansion was completed.
2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were purchased in assemblies, the acquisition date used is the most recent year of acquisition.
3	Excludes properties owned by equity-accounted joint ventures.
4	Medical offices buildings.
5	Includes NIS 44 million of land presented under assets held for sale.

---------------------

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To Gazit-Globe Ltd.:

We have audited, before the effects of the adjustments discussed in Note 3 to the consolidated financial statements, the consolidated financial statements of First Capital Realty Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2011 and January 1, 2011, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information, (these consolidated financial statements before the effects of the adjustments discussed in Note 3 to the consolidated financial statements are not presented herein).

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

Opinion

In our opinion, the consolidated financial statements, before the effects of the adjustments discussed in Note 3 to the consolidated financial statements, present fairly, in all material respects, the financial position of First Capital Realty Inc. and subsidiaries as at December 31, 2011 and January 1, 2011 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the changes in accounting discussed in Note 3 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ DELOITTE & TOUCHE LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 15, 2012

Atrium European Real Estate Limited

Consolidated Financial Statements 2012

ATRIUM EUROPEAN REAL ESTATE LIMITED

ATRIUM EUROPEAN REAL ESTATE LIMITED

1. Consolidated Financial Statements

Consolidated Statement of Financial Position at 31 December 2012

		2012		2011
	Note	€’000	€’000	€’000	€’000
Assets
Non-current assets
Standing investments	1.4	2,185,336		2,077,246
Developments and land	1.5	538,395		587,351
Property, plant and equipment	1.6	3,111		2,196
			2,726,842		2,666,793
Intangible assets and goodwill	1.7	16,483		14,811
Equity-accounted investees	1.8	1,455		—
Deferred tax assets	1.9	8,742		2,330
Long term loans	1.10	36,592		41,240
Other assets	1.11	27,003		40,201
			90,275		98,582
Current assets
Inventory	1.5	2,214		—
Receivables from tenants	1.12	18,037		14,267
Prepayments	1.13	12,504		14,777
Other receivables	1.14	8,599		8,693
Income tax receivable		2,168		2,564
Short term loans	1.10	59		101
Cash and cash equivalents	1.15	207,843		234,924
			251,424		275,326
Total assets			3,068,541		3,040,701
Equity and liabilities
Equity
Stated capital	1.16	2,836,658		2,899,118
Other reserves	1.17	(9,562)		(3,768)
Retained earnings		(457,158)		(531,131)
Currency translation		(85,505)		(84,393)
Non-controlling interest		(3,061)		(15,283)
			2,281,372		2,264,543
Non-current liabilities
Long term borrowings	1.18	462,075		542,662
Derivatives	1.19	17,828		9,060
Provisions		1,000		589
Deferred tax liabilities	1.20	98,775		76,758
Long term liabilities from finance leases	1.21	47,320		44,483
Other long term liabilities	1.22	19,730		17,457
			646,728		691,009
Current liabilities
Trade and other payables	1.23	37,989		36,338
Payables related to acquisitions		389		485
Accrued expenditure	1.24	26,131		22,959
Short term borrowings	1.18	74,986		25,330
Income tax payable		946		37
			140,441		85,149
Total equity and liabilities			3,068,541		3,040,701

ATRIUM EUROPEAN REAL ESTATE LIMITED

The financial statements were approved and authorised for issue by the Board of Directors on 12 March 2013 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

Consolidated Income Statement for the year ended 31 December 2012

		2012		2011
	Note	€’000	€’000	€’000	€’000
Gross rental income	1.25	193,475		172,173
Service charge income	1.26	73,762		68,431
Net property expenses	1.27	(85,958)		(85,734)
Net rental income			181,279		154,870
Net result on acquisitions and disposals	1.28	793		31,791
Costs connected with developments		(6,161)		(4,660)
Revaluation of investment properties	1.4,1.5	(4,961)		77,321
Other depreciation, amortisation and impairments	1.29	(1,835)		(1,392)
Administrative expenses	1.30	(29,125)		(37,770)
Net operating profit			139,990		220,160
Interest income	1.31	3,883		6,120
Interest expense	1.31	(23,103)		(23,242)
Other financial income/(expenses)	1.32	(4,697)		(33,341)
Profit before taxation			116,073		169,697
Taxation charge for the year	1.33	(19,898)		(26,451)
Profit after taxation for the year			96,175		143,246
Attributable to:
Owners of the parent		98,712		145,270
Non-controlling interest		(2,537)		(2,024)
			96,175		143,246
Basic and diluted earnings per share in €, attributable to shareholders	1.34		0.26		0.39

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Comprehensive Income for the year ended 31 December 2012

	2012		2011
	€’000	€’000	€’000	€’000
Profit for the year	96,175		143,246
Items that may be reclassified subsequently to income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(1,108)		7,663
Movements in hedging reserves (net of deferred tax)	(7,102)		(7,339)
Total comprehensive income for the year		87,965		143,570
Attributable to:
Owners of the parent	90,498		146,175
Non-controlling interest	(2,533)	87,965	(2,605)	143,570

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Cash Flow Statement for the year ended 31 December 2012

		2012	2011
	Note	€’000	€’000
Cash flows from operating activities
Profit before taxation		116,073	169,697
Adjustments for:
Other depreciation, amortisation and impairments		1,835	1,392
Revaluation of investment properties		4,961	(77,321)
Foreign exchange loss/(gain)		(7,860)	22,290
Change in provisions and share based payments		1,718	1,763
(Profit)/loss on disposal of investment properties and financial assets		(793)	(31,791)
Impairment loss on financial assets and other financial expenses		16,013	11,451
(Profit) /loss on purchase of financial liabilities		(4,477)	(923)
Interest expense		23,103	23,242
Interest income		(3,883)	(6,120)
Operating cash flows before working capital changes		146,690	113,680
Decrease in trade and other receivables		1,290	11,466
(Increase)/decrease in prepayments		2,273	(1,301)
Decrease in trade and other payables		(4,215)	(2,984)
Increase/(decrease) in accrued expenditure		5,318	(368)
Cash generated from operating activities		151,356	120,493
Interest paid		(23,876)	(20,926)
Interest received		547	3,192
Corporation taxes paid		(1,534)	(1,358)
Net cash generated from operating activities		126,493	101,401
Cash flows from investing activities
Payments related to investment properties and other assets		(47,872)	(478,421)
Proceeds from the disposal of investment properties		1,006	170,555
Deconsolidating of subsidiary	1.15	(417)	—
Payment related to other financial assets		(273)	—
Sale of subsidiaries net of cash acquired		—	(6,511)
Acquisition of subsidiaries net of cash acquired		—	(3,799)
Net cash used in investing activities		(47,556)	(318,176)
Net cash flow before financing activities		78,937	(216,775)
Cash flows from financing activities
Proceeds from issuance of share capital		814	310
Repayment of long term loans		(74,304)	(105,154)
Receipt of long term loans		48,784	248,065
Payments for land leases		(8,103)	(6,130)
Purchase of non-controlling interest		(9,409)	—
Dividends paid		(63,431)	(52,198)
Net cash generated/(used) in financing activities		(105,649)	84,893
Net decrease in cash and cash equivalents		(26,712)	(131,882)
Cash and cash equivalents at the beginning of year		234,924	373,524
Effect of exchange rate fluctuations on cash held		(369)	(6,718)
Cash and cash equivalents at the end of year	1.15	207,843	234,924

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Changes in Equity for the year ended 31 December 2012

	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attributable to controlling shareholders €’000	Non- controlling interest €’000	Total equity €’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(7,102)	98,712	(1,112)	90,498	(2,533)	87,965
Transactions with owners
Share based payment	1.17	—	1,465	—	—	—	1,465	—	1,465
Issue of no par value shares	1.17	971	(157)	—	—	—	814	—	814
Dividends	1.16	(63,431)	—	—	—	—	(63,431)	—	(63,431)
Deconsolidated non-controlling interest		—	—	—	—	—	—	(540)	(540)
Acquisition of non-controlling interest		—	—	—	(24,739)	—	(24,739)	15,295	(9,444)
Balance as at 31 December 2012		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

		Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Retained earnings €’000	Currency translation €’000	Equity attributable to controlling shareholders €’000	Non- controlling interest €’000	Total equity €’000
Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(7,339)	145,270	8,244	146,175	(2,605)	143,570
Transactions with owners
Share based payment	1.17	—	1,798	—	—	—	1,798	—	1,798
Issue of no par value shares	1.17	365	(55)	—	—	—	310	—	310
Dividends	1.16	(52,198)	—	—	—	—	(52,198)	—	(52,198)
Acquisition of non-controlling interest		—	—	—	—	—	—	(15,912)	(15,912)
Balance as at 31 December 2011		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543

Notes to the Financial Statements

1.1 Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The consolidated financial statements of Atrium as at and for the year ended 31 December 2012 comprise Atrium and its subsidiaries (the “Group”) and its interest in associates.

The principal activity of the Group is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

1.2 Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, except for the following material items in the statement of financial position:

•	Standing investments and developments and land (“investment property”) are measured at fair value; and

•	Derivative financial instruments are measured at fair value.

Functional and presentation currency

These financial statements are presented in euro (“€”), which is considered by the Group’s management to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency. All financial information presented in euro has been rounded to the nearest thousand, unless stated otherwise.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver for determining the functional currency of that entity, but other cash flows are also taken into account.

The euro has been determined to be the functional currency for the Group companies in Jersey, Poland, the Czech Republic (except certain subsidiaries, which have CZK as their functional currency), Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Bulgaria, Georgia and Ukraine and also for the intermediate holding companies in Cyprus, Denmark, Italy, Luxembourg, Spain, Sweden and The Netherlands. Certain subsidiaries in Cyprus have US dollars (“USD”) as their functional currency.

As of 1 January 2011, the functional currency for the Russian entities owning developments and land, an entity in Georgia as well as all the Ukrainian entities was determined to be the euro. The main triggers which were applied to determine the euro as the functional currency were the financing currency, the functional currency of the parent company, the dependency of those entities on the parent company and the assessment of whether cash flows from the activities of those entities are sufficient to service existing and anticipated debt obligations without funds being made available by the parent company.

Once the investment properties are rented out, the functional currency of the entity may be changed based on the currency in which rents are determined or to which rents are bound and taking into account other cash flows.

Amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRSs during 2012:

•

IAS 12 (Amendments, December 2010) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment provides an exception to the measurement principle in respect of investment property measured using the fair value model. Under the exception, the measurement of deferred tax assets and liabilities is based on a rebuttable presumption that the carrying amount of the investment property will be recovered entirely through sale. The amendment did not have a material impact on the Group’s financial statements.

•

IAS 1 (Amendments, June 2011) Presentation of Items of Other Comprehensive Income requires items that will never be recognised in income statement to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendments only affected disclosure and did not have a material impact on the Group’s financial statements. Atrium has early adopted these amendments, as the amendments are effective for the periods beginning after 1 July 2012.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

The following standards and amendments to existing standards have been published and are mandatory for the annual accounting periods beginning on or after 1 January 2013.

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation—Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard will not have a material impact on the Group’s financial statements.

•

IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard only affects disclosure and will not have a material impact on the Group’s financial statements.

•

IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard only affects disclosure and will not have a material impact on the Group’s financial statements.

•

IAS 27 Separate Financial Statements (2011) comprises those parts of the existing IAS 27 (2008) that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification. The standard will not have a material impact on the Group’s financial statements.

•

IAS 28 Investments in Associates and Joint Ventures (2011) covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 10, IFRS 11, IFRS 12 (Amendments, June 2012) Transition Guidance. The amendments explain that the date of initial application in IFRS 10 means the beginning of the annual reporting period in which IFRS 10 is applied for the first time. Consequently, an entity is not required to make adjustments to the previous accounting for its involvement with entities if the consolidation conclusion reached at the date of initial application is the same when applying IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation-Special Purpose Entities and when applying IFRS 10. The amendments also provide transition relief by limiting the requirement to present adjusted comparative information to the period immediately preceding the date of initial application (the immediately preceding period) if the consolidation conclusion is different. Presentation of adjusted comparatives for earlier periods is permitted but not required. The Board has also amended IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Interests in Other Entities to provide similar relief from the presentation or adjustment of comparative information for periods prior to the immediately preceding period. IFRS 12 is further amended to provide additional transition relief by eliminating the requirement to present comparatives for the disclosures relating to unconsolidated structured entities for any period before the first annual period for which IFRS 12 is applied. The amendments will not have a material impact on the Group’s financial statements.

•

Annual Improvements to IFRSs 2009-2011(May 2012), addressed the following amendments: IAS 1 Presentation of Financial Statements – clarification of the requirements for comparative information, IAS32 Financial Instruments: Presentation – tax effect on distributions to holders of equity instruments and IAS 34 Interim Financial Reporting – interim financial reporting and segment information for total assets and liabilities. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2013. The amendments will not have a material impact on the Group’s financial statements.

•

IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard is effective for annual periods beginning on or after 1 January 2015 but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised at cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011), amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. Entities are required to apply the amendments for annual periods beginning on or after 1 January 2015. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

•

IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011), deleted paragraph AG38 and added paragraphs AG38A–AG38F. An entity shall apply those amendments for annual periods beginning on or after 1 January 2014. An entity shall apply those amendments retrospectively. Earlier application is permitted. If an entity applies those amendments from an earlier date, it shall disclose that fact and shall also make the disclosures required by Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) issued in December 2011. The Group is currently reviewing the standard to determine its effect on the Group’s financial reporting.

Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and associated assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements relate to standing investments (note 1.4), developments and land (note 1.5), goodwill (note 1.7), deferred taxes ( notes 1.9 and note 1.20), derivatives (note 1.19) and contingencies (note 1.41).

1.3 Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described above and have been applied consistently by entities within the Group.

Certain comparative amounts in the consolidated statement of financial position have been reclassified to conform with the current year’s presentation (see note 1.7 Intangible assets and goodwill).

Basis of consolidation

Subsidiaries

Subsidiaries are all those entities controlled by Atrium. Control exists when Atrium has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken into account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Full consolidation requires a combination of the financial statements of Atrium and its subsidiaries line by line by adding together like items of assets, liabilities, equity, income and expenses. Further steps in accordance with IAS 27 Consolidated and Separate Financial Statement are performed in order that the consolidated financial statements present financial information about the Group as that of a single economic entity.

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in the income statement. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value at the date the control is lost. Subsequently that retained interest is accounted for using the equity method if significant influence is retained.

Associates

Associates are all entities over which the Group has significant influence but not control, generally through a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The cost of the investment includes transaction costs. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to or made payments on behalf of the associate.

Non-controlling interest

Non-controlling interest consists of the amount of those interests at the date of the original business combination and the non-controlling share of changes in equity since the date of the combination. Non-controlling interests at initial recognition are measured at their proportionate interest in all net assets of the subsidiary including recognised goodwill.

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. In accordance with IAS 27 Consolidated and Separate Financial Statements total comprehensive income is attributed to the owners of the parent company and to the non-controlling interest even if this results in the non-controlling interest having a deficit balance.

Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests are classified in the consolidated cash flow statement as cash flows from financing activities.

Transactions eliminated on consolidation

Intra-group balances and any realised and unrealised gains and losses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The majority of intra-group transactions consist of management and consultancy services, interest income and expenses arising from loans provided within the Group.

Consolidation group

The Group consists of Atrium and the following entities at 31 December 2012:

Company name	Country	Ownership
SOFIA PARK AD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%
ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED*	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	100%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	100%
NOKITON INVESTMENTS LIMITED	Cyprus	51%
PATTONGATE TRADING LIMITED	Cyprus	100%
Atrium Alfa Czech Republic s.r.o.	Czech Republic	100%
Atrium Beta Czech Republic s.r.o.	Czech Republic	100%
Atrium Černého Czech Republic s.r.o.	Czech Republic	100%
Atrium Delta Czech Republic s.r.o.	Czech Republic	100%
Atrium Flóra a.s	Czech Republic	100%
Atrium Gamma Czech Republic s.r.o.	Czech Republic	100%
Atrium Kappa Czech Republic s.r.o.	Czech Republic	100%
Atrium Lambda Czech Republic s.r.o.	Czech Republic	100%
Atrium Ostrava Czech Republic s.r.o.	Czech Republic	100%
Atrium Pardubice Czech Republic s.r.o.	Czech Republic	100%
Atrium Sigma Czech Republic s.r.o.	Czech Republic	100%
Atrium Zlín Czech Republic s.r.o.	Czech Republic	100%
Euro Mall Brno Real Estate s.r.o.	Czech Republic	100%
FLÓRA-SEN s.r.o.	Czech Republic	100%
MANHATTAN Development s.r.o.	Czech Republic	100%
Manhattan Real Estate Management s.r.o.	Czech Republic	100%
Veveří Centre s.r.o.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
PoloniaCo ApS	Denmark	100%
EUROPE & Co LLC	Georgia	100%
Atrium Alpha LLC	Georgia	100%
ALFA—PIAC Kft.	Hungary	100%
Atrium Alfa HU Kft.	Hungary	100%
Atrium Beta HU Kft.	Hungary	100%
Magnum Hungaria Invest Kft.	Hungary	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

Manhattan Development Alfa Kft.	Hungary	100%
Manhattan Development Global Kft.	Hungary	100%
Manhattan Development Invest Kft.	Hungary	100%
Manhattan Development Kft.	Hungary	100%
Manhattan Development Projekt Kft.	Hungary	100%
Manhattan Development Property Kft.	Hungary	100%
Manhattan Development Tanne Kft.	Hungary	100%
Manhattan Real Estate Management Kft.	Hungary	100%
THESIS Srl**	Italy	100%
Atrium European Real Estate Nominees Limited	Jersey	100%
Atrium Treasury Services Limited	Jersey	100%
SIA Manhattan Real Estate Management	Latvia	100%
SIA MD Galerija Azur	Latvia	100%
Hedan S.A.	Luxemburg	100%
Atrium Europe B.V.	Netherlands	100%
Atrium European Coöperatief U.A.	Netherlands	100%
Atrium European Management N.V.	Netherlands	100%
Atrium Hungarian Holding 1 B.V.	Netherlands	100%
Atrium Hungarian Holding 2 B.V.	Netherlands	100%
Atrium Hungarian Holding 3 B.V.	Netherlands	100%
Atrium Hungarian Holding 4 B.V.	Netherlands	100%
Atrium Hungarian Holding 5 B.V.	Netherlands	100%
Atrium Hungarian Holding 6 B.V.	Netherlands	100%
Atrium Hungarian Holding 7 B.V.	Netherlands	100%
Atrium Hungarian Holding 8 B.V.	Netherlands	100%
Atrium Russian Holding 1 B.V.	Netherlands	100%
Atrium Russian Holding 2 B.V.	Netherlands	100%
Atrium Turkey Adana Bossa B.V.	Netherlands	100%
Atrium Turkey B.V.	Netherlands	100%
Atrium Turkey Goeztepe B.V.	Netherlands	100%
Atrium Turkey Kahramanmaras B.V.	Netherlands	100%
Atrium Turkey Samsun B.V.	Netherlands	100%
Atrium Turkey Urfa B.V.	Netherlands	100%
Morning Rise B.V.	Netherlands	100%
AGROMEX DEVELOPMENT Sp. z o.o.	Poland	100%
Allegra Investments Sp. z o.o.	Poland	100%
Atrium Biała Sp. z o.o.**	Poland	100%
Atrium Felicity Sp. z o.o.**	Poland	100%
Atrium Koszalin Sp. z.o.o.	Poland	100%
Atrium Plejada Sp. z o.o.**	Poland	100%
Atrium Poland 1 Sp. z.o.o.	Poland	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

Atrium Poland 2 Sp. z.o.o.	Poland	100%
Atrium Poland 3 Sp. z.o.o.	Poland	100%
Atrium Poland Real Estate Management Sp. z.o.o	Poland	100%
Atrium Targówek Sp. z o.o.**	Poland	100%
Atrium Reduta Sp. z o.o.**	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY Sp. z o.o.	Poland	100%
EURO MALL POLSKA XVI Sp. z o.o.*	Poland	24%
EURO MALL POLSKA XIX Sp. z o.o.*	Poland	24%
EURO MALL POLSKA XX Sp. z o.o.*	Poland	24%
Foras Targówek Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN 2 Sp. z o.o.	Poland	100%
GALERIA NA WYSPIE Sp. z o.o.	Poland	100%
INVESTIM Sp. z o.o.	Poland	51%
Ipopema 77 FIZ	Poland	100%
L.P.H. Sp. z o.o.	Poland	100%
MANHATTAN DEVELOPMENT Sp. z o.o.	Poland	100%
MD JASTRZEBIE ZDROJ Sp. z o.o.	Poland	100%
MD POLAND I Sp. z o.o.	Poland	100%
MD POLAND II Sp. z o.o.	Poland	100%
MD POLAND III Sp. z o.o.	Poland	100%
PROGRES 77 Sp. z o.o.	Poland	51%
PROJEKT ECHO-35 Sp. z o.o.	Poland	100%
Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Zielony Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Atrium Romania Real Estate Management SRL	Romania	100%
Land Development Project SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO Bugry	Russia	100%
OOO Delta	Russia	100%
OOO Engineerics*	Russia	63%
OOO Everest	Russia	100%
OOO Foras Volzhsky	Russia	100%
OOO Mall Management	Russia	100%
OOO Manhattan Brateevo	Russia	100%
OOO Manhattan Development	Russia	100%
OOO Manhattan Real Estate Management	Russia	100%
OOO Manhattan Signalny	Russia	100%
OOO Manhattan Yekaterinburg	Russia	100%
OOO MD Togliatti	Russia	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

OOO Retail Togliatti	Russia	100%
OOO Sodruzhestvo	Russia	100%
OOO Stroyremmontazh	Russia	100%
OOO Zvezdnyi Gorod	Russia	100%
ZAO Dialog	Russia	100%
ZAO Megapolis	Russia	100%
ZAO Nautilus	Russia	100%
ZAO Patera	Russia	100%
ZAO Rubikon	Russia	100%
ZAO Universal	Russia	51%
ZAO Universal-Ural	Russia	51%
Manhattan Development SK a.s.	Slovakia	100%
Manhattan Real Estate Management Sk s.r.o.	Slovakia	100%
PALM Corp s.r.o.	Slovakia	100%
SLOVAK INVESTMENT GROUP a.s.	Slovakia	100%
Atrium European Real Estate Spain S.L.U.	Spain	100%
Trettioencorp AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S.	Turkey	100%
Manhattan Gayrimenkul Yönetimi Limited Sirketi	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
A.Kharkiv 1 LLC	Ukraine	99.9%
A.Kharkiv 2 LLC	Ukraine	99.9%
A.Kharkiv 3 LLC	Ukraine	99.9%
A.Kyiv LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC*	Ukraine	63%
OJSC Ipodrom	Ukraine	90%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for as at 31 December 2012. MALL GALLERY 1 LIMITED, OOO Engineerics and ENGINEERICS UKRAINE LLC were fully consolidated in year 2011 and deconsolidated as of 31 December 2012. The financial impact of those entities is not material to the Group’s consolidated financial statements.
**	Companies renamed during 2012:

•	Atrium Targówek Sp. z o.o. previously FORAS TARGOWEK PROPERTY Sp. z o.o.

•	Atrium Biała Sp. z o.o. previously GALERIA BIALYSTOK Sp. z o.o.

•	Atrium Felicity Sp. z o.o. previously CENTRUM HANDLOWE FELIN Sp. z o.o.

•	Atrium Reduta Sp. z o.o. previously Foras Reduta Property Sp. z o.o.

•	Atrium Plejada Sp. z o.o. previously Bytom Property Sp. z o.o.

•	THESIS Srl previously THESIS S.p.a.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate prevailing at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing at the dates the fair values are determined.

Foreign currency exchange gains and losses resulting from the settlement of foreign currency transactions and balances and from the translation at year-end exchange rates are recognised in the income statement.

Foreign operations

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency different from the presentation currency are translated into euro at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of the statement of financial position and the income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the income statement as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is reattributed to non-controlling interest. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to the income statement. If the foreign operation is a non-wholly owned subsidiary then the relevant proportion of the translation difference is allocated to non-controlling interests. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing investments are recognised at cost on initial recognition and subsequently at fair value. The fair values of all standing investments were determined by Group executive management based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle. Both are external independent international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”).

ATRIUM EUROPEAN REAL ESTATE LIMITED

The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and the parties having each acted knowledgeably, prudently and without compulsion.

Each property has been valued individually and not as part of a portfolio. The valuations are prepared by considering the aggregate of the net annual rental income receivable from the properties and, where relevant, associated costs. A yield which reflects the risks inherent in the net cash flows is then applied to the net annual rental income to arrive at the property valuation. The yield used for the valuation depends on the country and the risk assessment of the asset.

Valuations of standing investments reflect, where appropriate: the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accommodation and the market’s general perception of their creditworthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. The calculations are based on recently observable market data to the extent that it is available.

When technical improvements or extensions are constructed or added to an existing standing investment, the property will continue to be classified as a standing investment, which is measured at fair value.

Any gain or loss arising from a change in fair value of standing investments is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the standing investments in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. Developments and land are recognised at cost on initial recognition and subsequently at fair value with any change therein recognised in the income statement.

All costs directly associated with the purchase and development of a property, and all subsequent capital expenditure that qualify as acquisition costs, are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the Group’s average rate.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories. Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the fair value of the proceeds from sale less the cost of the inventory will be presented as net profit or loss in other income/ (expenses).

The fair value of most of the developments and land as at 31 December 2012 was determined by Group executive management based on valuations received from Cushman & Wakefield and Jones Lang LaSalle, external independent international valuation companies. Approximately 11% (2011: 80%) was valued internally by Group executive management. The yields used in 2011 for this purpose ranged from 8.3% to 18.3% depending on the geographical area and the project type. Furthermore, in addition to the yields mentioned above, an additional risk premium was applied for discounting during the construction period. This risk premium ranged from 1.0% to 4.8%, depending on the status of the developments.

The determination of the fair value of the land plots was based on the value for which the land could be sold in the market using different methods of calculation. Approximately 21% of the fair value of development and land was determined using the comparable method, while the remaining part was determined to be the gross development value of the completed project less cost to complete (including financing costs) and an appropriate developer’s profit (“residual value”).

The comparable method uses the sales (offering and listing) prices of similar properties that have recently been transacted in the open market. Sales prices are analysed by applying appropriate units of comparison and are adjusted for differences with the valued property on the basis of elements of comparison as location, size of the plot, zoning and etc.

The gross development value is defined as the present value of future rents which are expected to be achieved from the standing investment once it is developed. The rental levels are set at the current market levels discounted at the pre-tax yield.

The pre-tax yield reflects the current market assessment of observable market yields for comparable assets as provided by the external independent international valuations companies, the time value of money and the risk specific to the asset.

Any gain or loss arising from a change in fair value of development and land is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the development and land in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The useful life of the assets is usually between five and ten years.

Depreciation is charged on the asset from the date that is available for use, for the entire useful life of the asset or until the date of its disposal. Depreciation is provided in equal monthly instalments over the estimated useful life of the assets.

Goodwill

Goodwill initially represents the excess of the aggregate of the cost of the acquisition and any non-controlling interests over the fair value of the Group’s share of the identifiable net assets acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually or whenever there is an indication that assets may be impaired.

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are located in the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered as a goodwill impairment loss.

Impairment losses are recognised immediately in the income statement. Impairment losses in respect of goodwill are not reversed.

Intangible assets

Intangible assets are defined as identifiable, non monetary assets without physical substance, which are expected to generate future economic benefits. Intangible assets include assets with an estimated useful life greater than one year and for the Group comprise primarily software.

Intangible assets that are acquired by the Group are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation of intangible assets is recorded on a straight line basis over their estimated useful lives. The useful lives of the assets are usually between four and ten years.

Amortisation is charged on an asset from the date it is available for use to the date of its disposal.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Financial instruments

Classes

Financial instruments of the Group are broken down into the following classes according to the characteristics of the financial instruments. For more details see also note 1.38.

Financial assets:

•	Loans;

•	Receivables from tenants;

•	Other receivables;

•	Cash and cash equivalents.

Financial liabilities:

•	Borrowings;

•	Derivatives;

•	Liabilities from leases;

•	Other long term liabilities;

•	Trade and other payables;

•	Payables related to acquisitions;

•	Accrued expenditure.

Non-derivative financial assets

Non-derivative financial assets of the Group are classified in the category loans and receivables.

The Group initially recognises loans and receivables on the date that they are originated. The Group derecognises loans and receivables when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the loans and receivables are transferred.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost, using the effective interest method, less impairment.

Loans and receivables comprise cash and cash equivalents, receivables from tenants, loans and other receivables.

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost.

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into the other financial liabilities category. Such financial liabilities are recognised initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortised cost using the effective interest method.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; any attributable transaction costs are recognised in the income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the income statement.

Impairment

At each reporting date, Group executive management reviews the carrying amount of the Group’s assets, other than investment properties measured at fair value, goodwill and deferred tax assets, to determine whether there is any objective evidence that it is impaired. An asset is impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event(s) had an impact on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers or economic conditions that correlate with defaults. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement immediately.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

ATRIUM EUROPEAN REAL ESTATE LIMITED

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Other non-current assets

Other non-current assets are stated at their cost less accumulated impairment losses.

Other current assets

Other current assets comprise of prepayments and income tax receivable and are stated at their cost less accumulated impairment losses.

Stated capital

The stated capital account consists of the proceeds received and receivable by Atrium from the issue of its ordinary shares, net of direct issue costs.

Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared. Dividends declared during the period have been presented as a reduction in the stated capital of Atrium.

Other reserves

Other reserves comprise equity settled share based payments.

Share based payments

Atrium operates an Employee Share Option Plan (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The costs of these transactions are measured at the fair value of options granted at the date of grant.

The cost of the ESOP is recognised in the income statement, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense, recognised for equity settled transactions at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested. The charge or credit to the income statement represents the movement in cumulative expense recognised at the beginning and at the end of that reported period.

Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest method.

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

ATRIUM EUROPEAN REAL ESTATE LIMITED

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the income statement.

Provisions

A provision is recognised in the statement of financial position if, as a result of a past event, the Group has a present legal or otherwise binding obligation that can be estimated reliably, and it probable (i.e. more likely than not) that an outflow of economic benefits will be required to settle the obligation.

Liabilities from leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

At the inception of the lease, assets held under a finance lease are recognised at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. standing investments and developments and land – at fair value; property, plant and equipment – costs less accumulated depreciation and accumulated impairment losses). The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Minimum lease payments are apportioned between finance charges and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, within the caption other financial income and expenses.

Other non-financial long term and current liabilities

Other non-financial long term and current liabilities are measured at cost. They comprise primarily VAT payable, other taxes and fees payables, deferred revenue and other advance payments from tenants.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services and goods provided in the normal course of business, net of discounts, value added tax (“VAT”) and other sales related taxes.

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease. Utility costs incurred by the Group on properties that are leased to third parties are largely reinvoiced to the lessees, and the subsequent income and expense is recognised on an accrual basis.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Service charge income

Service charge income includes payments received by the Group for utilities and other services provided to tenants. Generally, reinvoiceable utilities are a pass through item for the Group recorded on a gross basis. The rental agreements normally specify which cost items are reinvoiceable by the Group and can be charged to tenants. There are two different categories of reinvoiceable income and expenses:

• Utilities such as gas, water, electricity or telephone services which can be measured individually for each tenant;

• Fixed cost items such as centre management, marketing, cleaning or security services which cannot be directly measured individually for each tenant. These costs are normally calculated on a pro-rata basis per square metre occupied by each tenant.

Tenants are normally required to make a security deposit and monthly prepayments for the reinvoiceable service charges. Once a year, the prepayments are netted against the actual cost and the difference is, if contractually agreed, settled between the Group’s company and the tenants. To the extent that there are vacancies in a property, the Group has to bear the cost of covering the allocated and pro-rata reinvoiceable service charges.

Other income and expenses

All other significant operating income or expenses are recognised on an accrual basis.

The net results on acquisition or disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Interest income and expenses, other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses, net profit or loss from bond buybacks and the impairment of financial instruments.

Taxation

Taxation charge comprises current and deferred tax.

Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax is recognised in the income statement.

The taxable profit differs from the net loss or profit as reported in the income statement because it is adjusted for items of income or expense that are taxable or deductible in other years and for items that are either not taxable or not deductible.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets or liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Deferred tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

A deferred tax asset shall be recognised on unused tax losses carried forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Tax exposures

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes Atrium to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Earnings per share

Earnings per share are calculated by dividing the profit or loss after taxation attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Segment reporting

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Group’s chief operating decision maker, (the executive management of Atrium), in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling item includes mainly holding activities and other items that relate to activities other than the standing investment segment and the development segment.

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated based on expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Georgia, Italy, Luxembourg, the Netherlands, Spain, Sweden, Ukraine and the parent company in Jersey.

1.4 Standing investments

The current portfolio of standing investments consists of 156 properties (2011: 155); which comprise 21 properties in Poland (2011: 20), 98 properties in the Czech Republic (2011: 98), 3 properties in Slovakia (2011: 3), 7 properties in Russia (2011: 7), 25 properties in Hungary (2011: 25), 1 property in Romania (2011: 1) and 1 property in Latvia (2011: 1). A roll forward of the total standing investments portfolio is provided in the table below:

	2012	2011
Standing investments	€’000	€’000
Balance as at 1 January	2,077,246	1,503,301
Additions—new properties	—	413,574
Additions—technical improvements, extensions	33,629	17,886
Movements—financial leases	3,861	19,630
Transfers from developments and land	6,750	—
Currency translation difference	5,317	(5,851)
Revaluation of standing investments	58,533	128,706
Balance as at 31 December	2,185,336	2,077,246

In June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti. The sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia was signed in July 2012. IKP Togliatti, IKP Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium contracted to acquire both the premises and the associated land. These transactions have allowed Atrium to gain increased ownership of the buildings and land for a total consideration of €9.3 million. RCH has also signed new lease agreements whereby they have remained a tenant of the Group at these locations.

During the second half of 2012 Atrium finalised two development projects and transferred them from developments and land to standing investments at fair value of €6.8 million. The two projects included a stand-alone retail box in Gdynia, Poland, handed over to the tenant Media Markt and Phase II of Atrium Galeria Mosty in Plock, Poland.

ATRIUM EUROPEAN REAL ESTATE LIMITED

In 2011 the Group completed three shopping mall acquisitions, two in Poland and one in the Czech Republic. These new acquisitions added a further 117,600 sqm to the gross lettable area and had a fair value €449.8 million as at 31 December 2011.

The Promenada shopping centre in Warsaw, Poland, was acquired in May 2011 for €171.4 million. In September 2011, the Palác Flóra shopping centre (“Flora”) in Prague, the Czech Republic, was purchased at a price of €190.8 million, which was subsequently revised to €186.0 million due to adjustments at initial recognition. In December 2011, Atrium purchased the Molo shopping centre in Szczecin, Poland for consideration of €55.0 million.

The total value of the land leases was €31.8 million as at 31 December 2012 (2011: €27.8 million). The yield diversification across the Group’s income producing portfolio is stated in the table below:

	EPRA Net initial yield (NIY)
Standing investments	2012	2011
Poland	7.0%	7.0%
Czech Republic	7.8%	7.9%
Slovakia	7.5%	7.8%
Russia	12.6%	12.5%
Hungary	8.8%	8.2%
Romania	8.8%	9.0%
Latvia	2.4%	2.0%
Average	8.3%	8.3%

Fair value of collateral

As at 31 December 2012, the Group had pledged a total of 77 standing investments (2011: 78) with a fair value of €1,365.9 million (2011: €1,234.1 million) and one development and land plot with a fair value of €1.5 million in favour of bondholders and various commercial banks, same as in year 2011.

Certain assets have been provided as collateral against bonds issued and loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments		Fair value of	Collateralised
2012	No. of	collateral	bonds and loans
Country	collateral	€’000	€’000
Poland	15	852,576	341,572
Czech Republic	38	301,021	155,974	**
Russia	—	—	—
Hungary	20	46,310	—
Others*	4	165,990	46,074
Total	77	1,365,897	543,620

ATRIUM EUROPEAN REAL ESTATE LIMITED

		Fair value of	Collateralised
2011	No. of	collateral	bonds and loans
Country	collateral	€’000	€’000
Poland	14	690,373	292,164
Czech Republic	40	334,279	224,269	**
Russia	—	—	—
Hungary	20	51,410	—
Others*	4	158,075	48,934
Total	78	1,234,137	565,367

*	Represents properties in Romania and Slovakia.
**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We are presenting the total value of the bond against the Czech balance as it represents the majority of the collateral value.

1.5 Developments and land

	2012	2011
Developments and land	€’000	€’000
Balance as at 1 January	587,351	634,616
Additions—cost of land and construction	26,161	19,724
Movements—financial leases	(1,139)	10,549
Transfer to inventory	(1,744)	—
Transfer to standing investments	(6,750)	—
Disposals	(3,310)	(28,799)
Interest capitalised	1,320	2,628
Currency translation difference	—	18
Revaluation of developments and land	(63,494)	(51,385)
Balance as at 31 December	538,395	587,351

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total costs of construction for 2012 were €6.4 million and total net incremental costs to complete the project are approximately €59.6 million. The hypermarket component of the project will be developed and then sold to a major international food retailer in line with a forward sale agreement concluded in June 2012. As development with a prior agreement to sale represents a change in use, €1.7 million was transferred from developments to inventory. With further construction works undertaken, inventory subsequently increased to €2.2 million at 31 December 2012.

In Torun, Atrium finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our existing Atrium Copernicus shopping centre and transferred €8.9 million from other assets to developments and land. Our first priority at the site is to increase the size of the car park, for which the incremental costs to complete the project are approximately €4.0 million.

During the second half of 2012 Atrium finalised two developments projects (Gdynia and Phase II of Atrium Galeria Mosty) and transferred them from developments and land to standing investments at fair value of €6.8 million (note 1.4).

ATRIUM EUROPEAN REAL ESTATE LIMITED

In 2011, Atrium acquired the public ground lease of a land plot adjacent to the Promenada shopping centre in Warsaw, Poland for €9.3 million. Also in 2011, the Group sold three wholly owned subsidiaries which owned land plots in Turkey with an aggregate book value of €28.5 million.

The capitalisation rate used for capitalisation of borrowing costs was 4.4% for the year 2012 (2011: 4.6%) .

The total value of the land leases was €15.5 million (2011: €17.2 million) as at 31 December 2012.

1.6 Property, plant and equipment

Property, plant and equipment	2012 €’000	2011 €’000
Cars and motor vehicles	114	137
Office equipment	899	1,003
Other property, plant and equipment	2,098	1,056
Total	3,111	2,196

1.7 Intangible assets and goodwill

Intangible assets and goodwill	2012 €’000	2011 €’000
Intangible assets	5,458	3,336
Goodwill	11,025	11,475
Total	16,483	14,811

Intangible assets relate mainly to software.

Change in classification

During the year 2012, the Group modified the consolidated statement of financial position classification of intangible assets from “Other assets” to “Intangible assets and goodwill”, as this resulted in a more relevant presentation of the nature of these assets. Comparative amounts in the consolidated statement of financial position as at 31 December 2011 were reclassified for comparative purposes, which resulted in €3.3 million being reclassified from “Other assets” to “Intangible assets and goodwill”. The Group does not believe that these adjustments are material to any of its previously issued consolidated financial statements.

Goodwill	2012 €’000	2011 €’000
Cost
As at 1 January	42,561	42,561
Accumulated impairment losses
As at 1 January	(31,086)	(31,086)
Impairment losses recognised in the year	(450)	—
As at 31 December	(31,536)	(31,086)
Carrying amount
As at 1 January	11,475	11,475
As at 31 December	11,025	11,475

ATRIUM EUROPEAN REAL ESTATE LIMITED

Goodwill arose in respect of the following cash generating units:

Cash generating units	2012 €’000	2011 €’000
Hungary	3,408	3,858
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	11,025	11,475

1.8 Equity-accounted investees

The following associates are directly and indirectly owned by the company:

		Stake in equity of associate		Investment in associate
	Country of	2012	2011	2012	2011
Name of associate	incorporation	€’000	€’000	€’000	€’000
MALL GALLERY 1 LIMITED	Cyprus	63%	63%	1,186	—
OOO Engineerics *	Russia	63%	63%	269	—
Total				1,455	—

*	Indirectly owned by the company.

As of 31 December 2012 the Group has no power to govern the financial and operating activities of MALL GALLERY 1 LIMITED and OOO Engineerics but still has a significant influence over them. Therefore, at the reporting date these entities are accounted for using the equity method.

1.9 Deferred tax assets

Deferred tax assets 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(4,269)	7,132	2,863
Other assets	257	(345)	(88)
Liabilities and provisions	5,339	(1,284)	4,055
Tax losses carried forward	387	1,762	2,149
Other	616	(853)	(237)
Total deferred tax assets	2,330	6,412	8,742

ATRIUM EUROPEAN REAL ESTATE LIMITED

Deferred tax assets 2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax charged directly to equity €’000	Closing balance €’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(175)	(4,094)	—	(4,269)
Other assets	(238)	495	—	257
Liabilities and provisions	434	3,299	1,606	5,339
Tax losses carried forward	1,120	(733)	—	387
Other	663	(47)	—	616
Total deferred tax assets	1,804	(1,080)	1,606	2,330

The amount of €1.6 million charged directly to equity relates to the deferred tax asset on the hedging instrument of €0.5 million and the deferred tax asset on foreign exchange differences of €1.1 million.

1.10 Loans

Loans	2012 €’000	2011 €’000
Loans to associates	42,519	35,441
Impairment of loans to associates	(14,016)	(4,847)
Loans to third parties	16,403	27,218
Impairment of loans to third parties	(8,255)	(16,471)
Total	36,651	41,341
Amount due within 12 months (included under current assets)	59	101
Amount due after more than 12 months	36,592	41,240

Loans to associates with a book value of €42.5 million (2011: €35.4 million) as at 31 December 2012 have a fixed interest rate of 6.7% per year and are secured. The loans were impaired to reflect the fair value of the underlying securities.

Loan to third parties with book value of €16.3 million (2011: €15.8 million) as at 31 December 2012 have a variable interest of 3 month EURIBOR plus 150 basis points per annum and is not secured. The loan was impaired to reflect the recoverable amount.

The carrying amount of loans approximates their fair value.

1.11 Other assets

Other assets	2012 €’000	2011 €’000
VAT receivables	26,965	31,129
Acquisition deposit for land plot	—	8,945
Other	38	127
Total	27,003	40,201

ATRIUM EUROPEAN REAL ESTATE LIMITED

Long term VAT receivables arise primarily from the development of investment property in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

1.12 Receivables from tenants

Receivables from tenants 2012 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	10,515	(183)	10,332
Overdue 0-30 days	5,738	(685)	5,053
Overdue 31-90 days	2,709	(1,114)	1,595
Overdue 91-180 days	1,472	(1,138)	334
Overdue 181-360 days	1,702	(1,409)	293
Overdue 361 days and more	6,460	(6,030)	430
Total	28,596	(10,559)	18,037

Receivables from tenants 2011 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	8,759	(424)	8,335
Overdue 0-30 days	4,783	(460)	4,323
Overdue 31-90 days	1,556	(641)	915
Overdue 91-180 days	1,182	(919)	263
Overdue 181-360 days	1,761	(1,657)	104
Overdue 361 days and more	9,096	(8,769)	327
Total	27,137	(12,870)	14,267

The description of collateral held as security in relation to tenants is provided in note 1.39 under credit risk.

Allowances for bad debts are calculated individually on the basis of management’s knowledge of the tenants, business and the market.

The table below provides a reconciliation of changes in allowances during the year:

Allowances for bad debs	2012 €’000	2011 €’000
At 1 January	(12,870)	(12,759)
Release	5,394	5,273
Addition	(3,083)	(5,384)
At 31 December	(10,559)	(12,870)

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.13 Prepayments

Prepayments	2012 €’000	2011 €’000
Prepaid utilities	1,328	2,013
Prepayments for land	14,820	15,937
Other	2,408	2,886
Gross total	18,556	20,836
Impairment of prepayments for land	(6,052)	(6,059)
Total	12,504	14,777

1.14 Other receivables

Other receivables	2012 €’000	2011 €’000
Total other financial receivables	2,584	3,062
Other taxes and fees receivables	132	654
VAT receivable	5,883	4,977
Total other non-financial receivables	6,015	5,631
Total	8,599	8,693

1.15 Cash and cash equivalents

At the year end the Group held cash and cash equivalents in total amount of €207.8 million (2011: €234.9 million). The Group held cash of €18.7 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

Additional information to the Consolidated cash flow statement regarding deconsolidated subsidiary as at 31 December 2012 (see also note1.8):

Deconsolidating of subsidiaries	2012 €’000
Property, plant and equipment	231
Other assets	668
Other receivables	1,274
Trade and other payables	(590)
Cash of subsidiary	417

1.16 Stated capital

As at 31 December 2012, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2012, the total number of ordinary shares issued was 373,388,756 (2011: 372,892,253 shares), of which 373,377,680 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 11,075 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Changes	in the stated capital account during the year 2012 were as follows:

•	Issue of shares to satisfy the exercise of options of €0.7 million (2011: €0.3 million);

•	Issue of shares in lieu of director’s remuneration €0.3 million (2011: €0.1 million).

•	Dividend payments of €63.4 million (2011: €52.2 million). For the year 2012, Atrium adopted a dividend policy of €0.17 per ordinary share per year, payable in quarterly instalments. In November 2012, the Board has approved an increase of Atrium’s annual dividend payment for 2013 from €0.17 to at least €0.20 per share.

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in Atrium in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 dealing days preceding) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

1.17 Other reserves

Other reserves of €9.6 million (2011: €3.8 million) comprise equity settled share based payment transactions and hedging reserves.

Share based payments

In 2009, Atrium established and shareholders approved an Employee Share Option Plan (“ESOP”), under which the Board can grant share options to key employees. The total number of options which the Board can grant under the ESOP is 8,500,000. Each option may be exercised by the issue of a new ordinary share in Atrium. The exercise price shall be determined by the Board, and shall be not less than the market value of a share on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Unless stated otherwise, option periods expire five years after the date of grant. Option holders can, in most cases, exercise one third of the total number of the options granted on or after each of the first, second and third anniversaries respectively of the date of grant.

In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman, Director and Chairman, in lieu of a consultancy fee of €0.15 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The movement in the number of share options outstanding and their related average exercise price is as follows:

2012	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.99	5,372,171
Granted	3.63	227,119
Exercised	1.21	(408,333)
Returned to the pool	0.97	(59,998)
As at 31 December	2.98	5,130,959

2011	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.97	5,022,169
Granted	3.69	986,668
Exercised	1.22	(171,667)
Returned to the pool	3.44	(464,999)
As at 31 December	2.99	5,372,171

Share options outstanding as at 31 December 2012 have the following vesting year and weighted average exercise prices:

Vesting year	Weighted average exercise price of share options €	Number of share options
2009	0.82	18,335
2010	0.84	626,667
2011	2.21	1,255,173
2012	3.74	1,146,831
2013	3.85	1,310,168
2014	3.44	346,666
2015	3.38	427,119

Note:	Exercise prices take into account dividends paid.

Out of the total of 7,212,621 granted share options, 3,047,006 share options were exercisable at 31 December 2012 and 408,333 share options were exercised during the year 2012. The total number of the outstanding options was 5,130,959 as at 31 December 2012.

The weighted average fair value of options granted was determined using Black-Scholes options valuation model as at the date of grant and was approximately €1.24 per option for the year 2012. The significant inputs into the model were the weighted average share price as at the date of grant of €3.73 for the year 2012, the exercise price shown above, a volatility of 31.00% -61.61% depending on the grant date, the time remaining to the vesting date, and an annual risk-free interest rate of 0.84% -0.97% depending on the grant date. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last five years. The volatility and annual risk-free interest rate were consulted with a third party expert.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.18 Borrowings

Borrowings	2012 €’000	2011 €’000
Bonds	193,958	242,826
Bank loans	343,103	315,934
Other loans	—	9,232
Total	537,061	567,992

The borrowings are repayable as follows:

Borrowings total	2012 €’000	2011 €’000
Due within one year	74,986	25,330
In second year	6,557	126,277
In third to fifth year inclusive	347,089	191,006
After five years	108,429	225,379
Total	537,061	567,992

Bonds

On 29 June 2012, Atrium announced €50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012. The net loss resulting from the bond buy back was €1.5 million.

During 2011, Atrium completed various bond buy backs at their nominal value; being €20.0 million of the 2008 bond, €24.6 million of the 2005 bond, €10.1 million of the 2003 bond and €11.1 million of the 2001 bond. The Group redeemed all the remaining 2001 bonds upon their maturity in December 2011 for the nominal value of €22.4 million.

2012 Bond/Issue year	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0	%*	0.6	2013	11,975	12,277	6.2%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	0.6	2013	27,181	27,883	5.6%
Atrium European Real Estate Limited 2005	EUR	4.4	%**	2.6	2015	40,003	42,825	5.1%
Atrium European Real Estate Limited 2005	EUR	4.0	%***	4.7	2017	82,990	87,855	4.5%
Atrium European Real Estate Limited 2005	CZK	2.4	%****	2.6	2015	31,809	31,665	2.9%
Total/Average		4.1%		3.5		193,958	202,505	4.6%

2011 Bond/Issue year	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0	%*	1.6	2013	25,914	26,716	6.6%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	1.6	2013	63,617	65,407	5.9%
Atrium European Real Estate Limited 2005	EUR	4.4	%**	3.6	2015	39,985	40,392	5.0%
Atrium European Real Estate Limited 2005	EUR	4.0	%***	5.7	2017	82,419	79,452	4.5%
Atrium European Real Estate Limited 2005	CZK	2.7	%****	3.6	2015	30,891	28,938	3.2%
Total/Average		4.5%		3.6		242,826	240,905	5.0%

ATRIUM EUROPEAN REAL ESTATE LIMITED

Bonds bear variable interest rates:

*	EUR bonds issued in 2003 and due in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable on an annual basis in July of every year, but minimum 5.5% p.a.
**	EUR bonds issued in 2005 and due in 2015, interest rate of 4.35% payable on an annual basis in August of every year
***	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360) payable on an annual basis in August of every year, but minimum 4.0% p.a.
****	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable twice a year in February and in August of every year

	Fair value of pledged	Fair value of pledged
	investment properties	investment properties
	2012	2011
Collateral	€’000	€’000
Bond 2003	153,460	152,696
Bond 2005	447,223	434,214
Total	600,683	586,910

Loans

In December 2012, an Atrium subsidiary entered into a new loan agreement of €50 million with Berlin-Hannoversche Hypothekenbank AG. During the year ended 31 December 2012, Atrium also completed early repayments of four loans totalling €16.4 million of which two loans of €10.6 million issued by EUROHYPO AG bank including €0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012. Two other loans of €5.8 million were repaid to Österreichische Volksbanken-AG bank including €0.4 million costs connected with these early repayments. The loans were originally scheduled to mature in December 2015 and April 2016. Also during 2012, Atrium settled a third party loan of €9.2 million with Bulwer International Inc.

In 2011, Atrium subsidiaries entered into three new loan agreements of €105.0 million, €31.0 million and €115.0 million in order to finance two acquisitions of shopping centres in Poland and one in the Czech Republic, respectively. Additionally, Atrium repaid the loan of €12.0 million from Bank für Arbeit und Wirtschaft AG upon maturity.

In order to mitigate interest rate risks associated with two loan agreements of €105.0 million and €115.0 million, the Group entered into interest rate swap agreements under which it receives 3-month Euribor as at the interest payment dates and pays a fixed interest. The cash outflow as a result of interest payments will then match the cash inflow received under the swap agreement.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Most of the loans are subject to normal course of business Loan To Value (“LTV”) and Debt Service Coverage Ratio (“DSCR”) covenant tests, all of which were met throughout the year.

2012 Lender	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7	%**	3.4	2016	102,831	102,421	5.1%
Rel Ibis Sp. z.o.o.	EUR	4.0%		0.9	2013	29,938	30,404	4.5%
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%		5.0	2017	48,793	50,792	3.6%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1	%**	8.9	2021	113,105	112,700	4.3%
Erste bank AG	EUR	3.0	%*	2.8	2015	2,360	2,394	3.0%
UniCredit Bank Slovakia, a.s.	EUR	2.7	%*	4.3	2017	30,484	30,921	2.7%
UniCredit Bank Slovakia, a.s.	EUR	2.7	%*	4.3	2017	14,092	14,294	2.7%
Ceskoslovenska obchodna banka a.s.	EUR	1.6	%*	8.9	2021	1,500	1,452	1.6%
Total/Average		3.9%		5.3		343,103	345,378	4.2%

*	The loans bear variable interest rates in the range between 3 month Euribor + 0.22% to 1.39% .
**	Hedged interest rates.

2011 Lender	Currency	Interest rate		Average maturity	Maturity	Book value €’000	Fair value €’000	Effective interest rate
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7	%**	4.4	2016	103,535	106,060	5.1%
Rel Ibis Sp. z.o.o.	EUR	4.0%		1.9	2013	30,332	31,244	4.5%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1	%**	9.9	2021	113,596	114,808	4.3%
Österreichische Volksbanken-AG	EUR	3.4	%*	4.3	2016	2,652	2,757	3.4%
Österreichische Volksbanken-AG	EUR	6.8%		4.1	2015	3,324	3,802	6.8%
Erste bank AG	EUR	4.1	%*	3.8	2015	3,019	3,357	4.1%
EUROHYPO AG	EUR	6.4%		0.8	2012	10,226	10,534	6.4%
EUROHYPO AG	EUR	6.1%		0.8	2012	316	325	6.1%
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	5.3	2017	32,345	33,605	3.9%
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	5.3	2017	14,944	15,527	3.9%
Ceskoslovenska obchodna banka a.s.	EUR	2.7	%*	9.9	2021	1,645	1,619	2.7%
Total/Average		4.3%		6.2		315,934	323,638	4.6%

*	The loans bear variable interest rates in the range between 3 month Euribor + 1.35% to 2.75% .
**	Hedged interest rates.

	Fair value of pledged	Fair value of pledged
	investment properties	investment properties
	2012	2011
Collateral	€’000	€’000
Berlin-Hannoversche Hypothekenbank AG	549,762	393,662
Ceska sporitelna a.s. (mortgaged under finance lease)	302	267
Ceskoslovenska obchodna banka a.s.	9,110	8,945
Erste Bank AG	15,069	13,660
EUROHYPO AG	—	30,530
Österreichische Volksbanken-AG	—	16,406
Rel Ibis Sp. z o.o.	55,610	56,145
UniCredit Bank Slovakia, a.s.	136,880	129,130
Total	766,733	648,745

Fair value

The fair values of loans and bonds were determined by an external expert. The fair values were determined using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.19 Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges which are designed to reduce the Group’s cash flow exposure from variable interest rates on certain borrowings.

The IRSs are in a liability position as at 31 December 2012, and have a fair value of approximately €17.8 million (2011: €9.1 million). The fair value measurements of the IRSs are derived from inputs other than quoted prices in active markets.

The used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRSs are classified as ‘’Level 2 Fair value measurements’’ under IFRS 7.

The interest rate swaps have quarterly coupons. The floating rate on the IRSs is the 3 month Euribor and the fixed rates are 2.17% and 2.89%.

The payments and receipts for the IRSs occur simultaneously with the interest payments on the loans. The Group will settle the difference between the fixed and floating interest amounts for the IRSs on a net basis with the respective counter party. The two swaps mature in 2016 and 2018 respectively.

1.20 Deferred tax liabilities

Deferred tax liabilities 2012	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(109,064)	(25,775)	118	(134,721)
Other assets	391	(461)	—	(70)
Liabilities and provisions	11,749	(557)	1,253	12,445
Tax losses carried forward	18,717	2,925	—	21,642
Other	1,449	480	—	1,929
Total deferred tax liabilities	(76,758)	(23,388)	1,371	(98,775)

ATRIUM EUROPEAN REAL ESTATE LIMITED

The amounts recognised in other comprehensive income relate to the net deferred tax asset on the hedging instrument of €1.3 million (€0.4 million deferred tax liabilities related to FX hedge) and the deferred tax asset on foreign exchange differences which relate to the investment properties of €0.1 million.

Deferred tax liabilities 2011	Opening balance €’000	Deferred tax credit/(charge) to the income statement €’000	Deferred tax recognised in other comprehensive income €’000	Closing balance €’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(86,510)	(23,638)	1,084	(109,064)
Other assets	574	(183)	—	391
Liabilities and provisions	7,980	2,522	1,247	11,749
Tax losses carried forward	18,555	162	—	18,717
Other	1,500	(51)	—	1,449
Total deferred tax liabilities	(57,901)	(21,188)	2,331	(76,758)

The amounts recognised in other comprehensive income relate to the deferred tax asset on the hedging instrument of €1.2 million and the deferred tax asset on foreign exchange differences which relate to the investment properties of €1.1 million.

1.21 Liabilities from financial leases

The liabilities from financial leases as at 31 December 2012 consist of the liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are due as follows:

Liabilities from financial leases	2012 Net present value €’000	2012 Undiscounted lease payments €’000	2011 Net present value €’000	2011 Undiscounted lease payments €’000
Due within one year	5,998	6,767	5,475	6,278
Due within two to five years	18,830	26,203	19,752	25,716
Due after five years	28,490	244,138	24,731	220,545
Total	53,318	277,108	49,958	252,539
Amount due within 12 months	5,998	6,767	5,475	6,278
Amount due after more than 12 months	47,320	270,341	44,483	246,261

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements; Atrium Promenada, in Poland, with net present value (“NPV”) €14.7 million (2011: €13.5 million) and Kazan Park House, in Russia, with NPV €10.7 million (2011: €10.5 million). Four of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2011: 4) with a fair value of €9.3 million (2011: €9.3 million).

1.22 Other long term liabilities

Other long term liabilities of €19.7 million (2011: €17.5 million) principally comprise long term deposits from tenants amounting to €18.9 million (2011: €16.9 million), and long term retentions from construction companies.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.23 Trade and other payables

Trade and other payables	2012 €’000	2011 €’000
Payables for utilities	2,251	1,288
Payables for consultancy and audit services	788	1,017
Payables for repairs and maintenance	907	888
Payables connected with development/construction	3,201	2,778
Short term liabilities from leasing	5,998	5,475
Short term deposits from tenants	7,947	5,594
Payables for other services	1,383	1,086
Other	332	5,407
Total other financial payables	22,807	23,533
VAT payables	2,507	3,414
Other taxes and fees payables	2,905	1,433
Deferred revenue	3,164	3,128
Other advance payments from tenants	6,606	4,830
Total other non-financial payables	15,182	12,805
Total	37,989	36,338

1.24 Accrued expenditure

Accrued expenditure	2012 €’000	2011 €’000
Accruals for utilities	1,272	2,292
Accruals for consultancy and audit services	2,869	1,948
Accruals for construction services	6,292	1,322
Accruals for interest	3,673	4,856
Accruals for employees compensation	3,434	2,993
Accruals for taxes	2,981	1,554
Other	5,610	7,994
Total	26,131	22,959

1.25 Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

GRI by country is as follows:

Country	2012 €’000	2012 % of total GRI	2011 €’000	2011 % of total GRI
Poland	73,851	38.2%	64,099	37.2%
Czech Republic	38,629	20.0%	29,687	17.2%
Slovakia	11,248	5.8%	10,808	6.3%
Russia	52,940	27.4%	45,190	26.2%
Hungary	8,567	4.4%	8,222	4.8%
Romania	7,172	3.7%	7,000	4.1%
Latvia	1,068	0.5%	963	0.6%
Turkey	—	—	6,204	3.6%
Total	193,475	100.0%	172,173	100.0%

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.26 Service charge income

Service charge income of €73.8 million (2011: €68.4 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

1.27 Net property expenses

Net property expenses	2012 €’000	2011 €’000
Utilities	(29,559)	(27,608)
Security, cleaning & other facility related costs	(11,121)	(13,051)
Real estate tax	(12,492)	(12,397)
Repairs, maintenance and facility management fees	(10,857)	(9,771)
Direct employment costs	(10,724)	(10,438)
Marketing and other consulting	(6,940)	(7,033)
Office related expenses	(734)	(780)
Travel and transport cost	(646)	(637)
Creation of allowance and written off receivables from tenants	(1,559)	(867)
Other	(1,326)	(3,152)
Total	(85,958)	(85,734)

1.28 Net result on acquisitions and disposals

The Group’s disposal of investment properties generated a profit of €0.8 million (2011: €31.8 million) during the year ended 31 December 2012. The profit on the divestment of standing investments was €0.4 million (2011: €15.6 million) and on the land plots €0.4 million (2011: €16.2 million).

1.29 Other depreciation, amortisation and impairments

Other depreciation, amortisation and impairments	2012 €’000	2011 €’000
Impairment of goodwill	(450)	—
Other depreciation and amortisation	(1,385)	(1,392)
Total	(1,835)	(1,392)

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.30 Administrative expenses

Administrative expenses	2012 €’000	2011 €’000
Legal fees	(3,585)	(5,720)
Legacy legal matters	(3,255)	(12,550)
Employee costs	(9,299)	(8,217)
Consultancy and other advisory fees	(4,450)	(4,395)
Audit, audit related and review fees	(1,683)	(1,485)
Expenses related to directors	(816)	(528)
Share based payments	(1,447)	(1,798)
Other	(4,590)	(3,077)
Total	(29,125)	(37,770)

The Group does not have significant defined benefit pension plans.

1.31 Interest income and interest expenses

Interest income of €3.9 million (2011: €6.1 million) was mainly derived from bank deposits and interest on the loans provided to third parties, which was subsequently impaired. The decline in interest income in 2012 was mainly due to low interest rates on bank deposits.

The Group’s interest expense of €23.1 million (2011: €23.2 million) consists of interest expense on bank loans €13.1 million (2011: €9.7 million) and bonds of €9.8 million (2011: €11.3 million). The remaining amount relates to the amortised financing expenses of €1.5 million. In addition to the above mentioned interest expense an additional amount of €1.3 million (2011: €2.6 million) was capitalised to the development projects, see note 1.5.

1.32 Other financial income and expenses

Other financial income and expenses	2012 €’000	2011 €’000
Foreign currency differences	7,860	(22,290)
Net profit/(loss) from bond buy backs	(1,519)	923
Impairment of financial instruments	(11,184)	(9,323)
Other financial income/(expenses)	146	(2,651)
Total	(4,697)	(33,341)

1.33 Taxation charge for the year

Taxation charge for the year	2012 €’000	2011 €’000
The taxation for the year consists of:
Corporate income tax current year charge	(2,846)	(3,756)
Deferred tax charge	(16,976)	(23,316)
Adjustments to corporate income tax previous years	(76)	621
Income tax charged to the income statement	(19,898)	(26,451)
Income tax credited/(charged) to comprehensive income	1,371	3,937

The subsidiary companies are subject to taxes for their respective businesses in countries of their registration at the rates prevailing in those jurisdictions.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	2012	2012	2011	2011
	€’000%		€’000%
Profit before taxation	116,073		169,697
Income tax credit/(charge) using the weighted average applicable tax rates	2,237	1.9%	(3,575)	2.1%
Tax effect of non-taxable income/(non-deductible expenses)	5,008		(21,484)
Tax effect of losses previously not recognised	7,015		4,881
Deferred tax asset not recognised	(33,957)		(10,583)
Tax adjustment of previous years	(76)		621
Other	(125)		3,689
Tax charge	(19,898)		(26,451)
Effective tax rate	(17.1%)		(15.6%)

The Group has not recognised deferred tax assets of €147.5 million (2011: €120.6 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. These unrecognised deferred tax assets arose primarily from negative revaluation of investment properties and will expire over a number of years, commencing in 2013, in accordance with local tax legislation.

Unrecognised deferred tax assets	2012	2011
Country	€’000	€’000
Poland	14,626	8,955
Czech Republic	1,080	881
Russia	84,934	70,260
Slovakia	33	—
Hungary	2,043	1,454
Romania	6,193	4,859
Latvia	16	2,504
Turkey	11,481	11,276
Netherlands	6,370	5,009
Georgia	6,963	5,439
Ukraine	6,686	6,572
Cyprus	6,950	3,358
Bulgaria	133	—
Total	147,508	120,567

ATRIUM EUROPEAN REAL ESTATE LIMITED

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

Corporate income tax rates	2012	2011
Poland	19.0%	19.0%
Czech Republic	19.0%	19.0%
Slovakia	19.0%	19.0%
Russia	20.0%	20.0%
Hungary	10.0%[1]	10.0%[1]
Romania	16.0%	16.0%
Latvia	15.0%	15.0%
Turkey	20.0%	20.0%
Bulgaria	10.0%	10.0%
Cyprus	10.0%	10.0%
Denmark	25.0%	25.0%
Georgia	15.0%	15.0%
Italy	27.5%[2]	27.5%[2]
Jersey	0.0%	0.0%
Netherlands	25.0%[3]	25.0%[3]
Sweden	26.3%	26.3%
Spain	30.0%[4]	30.0%[4]
Ukraine	21.0%[5]	23.0%[5]

1.	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.
2.	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%) .
3.	As of 1 January 2011, the rate applying to taxable profits exceeding €0.2 million is 25%. Below this amount a 20% tax rate is applicable to taxable profit.
4.	The regular corporate income tax rate is 30%, however a 25% rate is imposed on profits up to €0.3million and if the annual turnover is less than €10 million.
5.	The rate decreased from 23% to 21% on 1 January 2012.

Deferred taxes were calculated in accordance with these tax rate changes.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.34 Earnings per share

The calculation of basic earnings per share of €0.26 (2011: €0.39) as at 31 December 2012 was based on the profit after taxation attributable to ordinary shareholders of €98.7 million (2011: €145.3 million) and the weighted average number of ordinary shares outstanding of 373,075,076 (2011: 372,840,525).

The basic and diluted earnings per share are the same for the years ended 31 December 2012 and 31 December 2011.

Number of shares	2012	2011
Issued ordinary shares at 1 January	372,892,253	372,696,326
Shares issued in January 2011		55,000
Shares issued in April 2011		116,667
Shares issued in October 2011		24,260
Shares issued in January 2012	25,000
Shares issued in April 2012	63,274
Shares issued in June 2012	30,000
Shares issued in July 2012	25,000
Shares issued in September 2012	249,896
Shares issued in October 2012	40,000
Shares issued in December 2012	63,333
Total number of shares at 31 December	373,388,756	372,892,253
Weighted average number of shares at 31 December	373,075,076	372,840,525

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.35 Segment reporting

Reportable segments in 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000

For the year ended 31 December 2012
Gross rental income	193,475	—	—	193,475
Service charge income	73,762	—	—	73,762
Net property expenses	(85,958)	—	—	(85,958)
Net rental income	181,279	—	—	181,279
Net result on acquisitions and disposals	427	366	—	793
Cost connected with developments and land	—	(6,161)	—	(6,161)
Revaluation of investment properties	58,533	(63,494)	—	(4,961)
Other depreciation and amortisation	(1,430)	—	(405)	(1,835)
Administrative expenses	(11,278)	(1,081)	(16,766)	(29,125)
Net operating profit/(loss)	227,531	(70,370)	(17,171)	139,990
Interest income	219	19	3,645	3,883
Interest expense	(22,363)	(735)	(5)	(23,103)
Other financial income/(expenses)	(6,899)	8,732	(6,530)	(4,697)
Profit/loss before taxation for the year	198,488	(62,354)	(20,061)	116,073
Taxation credit/(charge) for the year	(19,272)	562	(1,188)	(19,898)
Profit/(loss) after taxation for the year	179,216	(61,792)	(21,249)	96,175
Investment properties	2,185,336	538,395	—	2,723,731
Additions to investment properties	40,379	27,481	—	67,860
Segment assets	2,262,704	586,947	218,890 *	3,068,541
Segment liabilities	695,464	83,150	8,555	787,169

*	The amount mainly relates to cash and cash equivalents.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Reportable segments in 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000

For the year ended 31 December 2011
Gross rental income	172,173	—	—	172,173
Service charge income	68,431	—	—	68,431
Net properties expenses	(85,734)	—	—	(85,734)
Net rental income	154,870	—	—	154,870
Net result on acquisitions and disposals	15,567 **	16,224	—	31,791
Cost connected with developments and land	—	(4,660)	—	(4,660)
Revaluation of investment properties	128,706	(51,385)	—	77,321
Other depreciation and amortisation	(417)	—	(975)	(1,392)
Administrative expenses	(9,612)	(1,147)	(27,011)	(37,770)
Net operating profit/(loss)	289,114	(40,968)	(27,986)	220,160
Interest income	806	—	5,314	6,120
Interest expense	(19,035)	(3,121)	(1,086)	(23,242)
Other financial expenses	(5,956)	(6,682)	(20,703)	(33,341)
Profit/ (loss) before taxation of the year	264,929	(50,771)	(44,461)	169,697
Taxation credit/(charge) for the year	(27,707)	1,790	(534)	(26,451)
Profit/(loss) after taxation for the year	237,222	(48,981)	(44,995)	143,246
Investment properties	2,077,246	587,351	—	2,664,597
Additions to investment properties	431,460	22,352	—	453,812
Segment assets	2,156,277	639,880	244,544 *	3,040,701
Segment liabilities	665,095	105,116	5,947	776,158

*	The amount mainly relates to cash and cash equivalents.
**	The amount mainly relates to the settlement agreement with Multi investment BV.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2012

	Poland				Czech Republic
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	73,851	—	—	73,851	38,629	—	—	38,629
Service charge income	27,949	—	—	27,949	11,424	—	—	11,424
Net property expenses	(28,223)	—	—	(28,223)	(15,036)	—	—	(15,036)
Net rental income	73,577	—	—	73,577	35,017	—	—	35,017
Net result on acquisitions and disposals	427	(24)	—	403	—	—	—	—
Cost connected with developments and land	—	109	—	109	—	—	—	—
Revaluation of investment properties	25,681	(11,677)	—	14,004	59	2,433	—	2,492
Other depreciation and amortisation	(222)	—	—	(222)	(263)	—	—	(263)
Administrative expenses	(4,939)	(226)	513	(4,652)	(3,086)	(11)	146	(2,951)
Net operating profit/(loss)	94,524	(11,818)	513	83,219	31,727	2,422	146	34,295
Interest income	108	9	9	126	58	—	—	58
Interest expense	(10,016)	(186)	—	(10,202)	(6,441)	(5)	—	(6,446)
Other financial expenses	(4,489)	(235)	(100)	(4,824)	(1,097)	(3)	(5)	(1,105)
Profit/(loss) before taxation	80,127	(12,230)	422	68,319	24,247	2,414	141	26,802
Taxation credit/(charge) for the year	(7,084)	174	(135)	(7,045)	(3,873)	(12)	(376)	(4,261)
Profit/(loss) after taxation for the year	73,043	(12,056)	287	61,274	20,374	2,402	(235)	22,541
Investment properties	1,030,350	143,125	—	1,173,475	445,901	4,776	—	450,677
Additions to investment properties	14,785	23,018	—	37,803	5,164	425	—	5,589
Segment assets	1,059,616	153,154	2,657	1,215,427	461,909	4,783	1,071	467,763
Segment liabilities	343,680	23,249	27	366,956	176,827	251	—	177,078

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	11,248	—	—	11,248	52,940	—	—	52,940
Service charge income	5,703	—	—	5,703	22,157	—	—	22,157
Net property expenses	(5,803)	—	—	(5,803)	(27,408)	—	—	(27,408)
Net rental income	11,148	—	—	11,148	47,689	—	—	47,689
Net result on acquisitions and disposals	—	—	—	—	—	377	—	377
Cost connected with developments and land	—	—	—	—	—	(3,307)	—	(3,307)
Revaluation of investment properties	6,593	(13)	—	6,580	37,523	(38,028)	—	(505)
Other depreciation and amortisation	(214)	—	—	(214)	(88)	—	—	(88)
Administrative expenses	(754)	(1)	50	(705)	(1,450)	(618)	(101)	(2,169)
Net operating profit/(loss)	16,773	(14)	50	16,809	83,674	(41,576)	(101)	41,997
Interest income	1	—	—	1	27	3	—	30
Interest expense	(1,727)	—	—	(1,727)	(3,104)	(151)	—	(3,255)
Other financial income/(expenses)	(34)	—	(3)	(37)	(889)	1,371	(63)	419
Profit/(loss) before taxation	15,013	(14)	47	15,046	79,708	(40,353)	(164)	39,191
Taxation credit/(charge) for the year	(3,274)	(2)	(70)	(3,346)	(5,155)	42	(301)	(5,414)
Profit/(loss) after taxation for the year	11,739	(16)	(23)	11,700	74,553	(40,311)	(465)	33,777
Investment properties	145,990	54	—	146,044	394,375	145,230	—	539,605
Additions to investment properties	1,320	13	—	1,333	16,962	3,884	—	20,846
Segment assets	151,421	56	653	152,130	412,614	149,953	3,085	565,652
Segment liabilities	64,964	51	—	65,015	87,779	24,113	506	112,398

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	8,567	—	—	8,567	7,172	—	—	7,172
Service charge income	3,383	—	—	3,383	2,151	—	—	2,151
Net property expenses	(4,900)	—	—	(4,900)	(2,894)	—	—	(2,894)
Net rental income	7,050	—	—	7,050	6,429	—	—	6,429
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(54)	—	(54)
Revaluation of investment properties	(9,644)	—	—	(9,644)	(1,068)	(9,365)	—	(10,433)
Other depreciation and amortisation	(559)	—	—	(559)	(58)	—	—	(58)
Administrative expenses	(517)	—	(54)	(571)	(486)	(5)	(73)	(564)
Net operating profit/(loss)	(3,670)	—	(54)	(3,724)	4,817	(9,424)	(73)	(4,680)
Interest income	15	—	1	16	10	—	—	10
Interest expense	(425)	—	—	(425)	(446)	(47)	—	(493)
Other financial income/(expenses)	(363)	—	1	(362)	(5)	(3)	(2)	(10)
Profit/(loss) before taxation	(4,443)	—	(52)	(4,495)	4,376	(9,474)	(75)	(5,173)
Taxation credit for the year	724	—	—	724	—	—	8	8
Profit/(loss) after taxation for the year	(3,719)	—	(52)	(3,771)	4,376	(9,474)	(67)	(5,165)
Investment properties	82,870	—	—	82,870	70,700	12,173	—	82,873
Additions to investment properties	1,529	—	—	1,529	468	—	—	468
Segment assets	90,006	—	478	90,484	71,435	12,464	294	84,193
Segment liabilities	11,011	—	—	11,011	7,154	4,801	55	12,010

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	1,068	—	—	1,068	—	—	—	—
Service charge income	995	—	—	995	—	—	—	—
Net property expenses	(1,694)	—	—	(1,694)	—	—	—	—
Net rental income	369	—	—	369	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—	—	13	—	13
Cost connected with developments and land	—	—	—	—	—	(2,003)	—	(2,003)
Revaluation of investment properties	(611)	—	—	(611)	—	(6,844)	—	(6,844)
Other depreciation and amortisation	(26)	—	—	(26)	—	—	(29)	(29)
Administrative expenses	(46)	—	(3)	(49)	—	(220)	(386)	(606)
Net operating loss	(314)	—	(3)	(317)	—	(9,054)	(415)	(9,469)
Interest income	—	—	—	—	—	7	—	7
Interest expense	(204)	—	—	(204)	—	(346)	—	(346)
Other financial income/(expenses)	(22)	—	(1)	(23)	—	7,602	2	7,604
Loss before taxation	(540)	—	(4)	(544)	—	(1,791)	(413)	(2,204)
Taxation credit/(charge) for the year	(610)	—	—	(610)	—	360	—	360
Loss after taxation for the year	(1,150)	—	(4)	(1,154)	—	(1,431)	(413)	(1,844)
Investment properties	15,150	—	—	15,150	—	233,037	—	233,037
Additions to investment properties	151	—	—	151	—	141	—	141
Segment assets	15,689	—	54	15,743	—	266,551	102	266,653
Segment liabilities	4,049	—	—	4,049	—	30,685	—	30,685

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Reconciling
For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(906)	—	(906)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(376)	(376)
Administrative expenses	—	—	(16,858)	(16,858)
Net operating loss	—	(906)	(17,234)	(18,140)
Interest income	—	—	3,635	3,635
Interest expense	—	—	(5)	(5)
Other financial expenses	—	—	(6,359)	(6,359)
Loss before taxation	—	(906)	(19,963)	(20,869)
Taxation charge for the year	—	—	(314)	(314)
Loss after taxation for the year	—	(906)	(20,277)	(21,183)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	210,496	210,496
Segment liabilities	—	—	7,967	7, 967

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2011

	Poland				Czech Republic
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	64,099	—	—	64,099	29,687	—	—	29,687
Service charge income	24,559	—	—	24,559	7,961	—	—	7,961
Net property expenses	(26,171)	—	—	(26,171)	(11,885)	—	—	(11,885)
Net rental income	62,487	—	—	62,487	25,763	—	—	25,763
Net result on acquisitions and disposals	—	162	—	162	—	—	—	—
Cost connected with developments and land	—	(731)	—	(731)	—	—	—	—
Revaluation of investment properties	62,415	(15,208)	—	47,207	9,747	(96)	—	9,651
Other depreciation and amortisation	(9)	—	(198)	(207)	(82)	—	(95)	(177)
Administrative expenses	(3,798)	(241)	(29)	(4,068)	(2,243)	(13)	(42)	(2,298)
Net operating profit/( loss)	121,095	(16,018)	(227)	104,850	33,185	(109)	(137)	32,939
Interest income	616	—	13	629	91	—	—	91
Interest expense	(6,471)	(442)	(1)	(6,914)	(6,592)	(27)	—	(6,619)
Other financial income/(expenses)	1,837	(282)	6	1,561	(723)	30	(13)	(706)
Profit/(loss) before taxation	117,077	(16,742)	(209)	100,126	25,961	(106)	(150)	25,705
Taxation credit/(charge) for the year	(13,687)	419	—	(13,268)	(3,820)	(12)	(224)	(4,056)
Profit/(loss) after taxation for the year	103,390	(16,323)	(209)	86,858	22,141	(118)	(374)	21,649
Investment properties	986,215	142,276	—	1,128,491	435,214	1,873	—	437,087
Additions to investment properties	230,723	15,024	—	245,747	190,334	96	—	190,430
Segment assets	1,009,603	155,310	—	1,164,913	453,128	1,918	223	455,269
Segment liabilities	284,340	31,299	1,071	316,710	187,287	327	447	188,061

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	10,808	—	—	10,808	45,190	—	—	45,190
Service charge income	5,675	—	—	5,675	21,485	—	—	21,485
Net property expenses	(5,861)	—	—	(5,861)	(29,186)	—	—	(29,186)
Net rental income	10,622	—	—	10,622	37,489	—	—	37,489
Net result on acquisitions and disposals	—	—	—	—	—	(55)	—	(55)
Cost connected with developments and land	—	(100)	—	(100)	—	(1,245)	—	(1,245)
Revaluation of investment properties	8,504	(78)	—	8,426	46,839	(18,558)	—	28,281
Other depreciation and amortisation	(125)	—	(41)	(166)	(55)	—	(45)	(100)
Administrative expenses	(1,279)	—	13	(1,266)	(1,025)	(277)	(538)	(1,840)
Net operating profit/(loss)	17,722	(178)	(28)	17,516	83,248	(20,135)	(583)	62,530
Interest income	1	—	—	1	64	—	—	64
Interest expense	(2,084)	—	—	(2,084)	(2,716)	(468)	—	(3,184)
Other financial income /(expenses)	(32)	—	—	(32)	(6,614)	706	601	(5,307)
Profit/(loss) before taxation	15,607	(178)	(28)	15,401	73,982	(19,897)	18	54,103
Taxation credit/(charge) for the year	(2,706)	—	(109)	(2,815)	(4,272)	34	(379)	(4,617)
Profit/(loss) after taxation for the year	12,901	(178)	(137)	12,586	69,710	(19,863)	(361)	49,486
Investment properties	138,075	54	—	138,129	339,847	178,792	—	518,639
Additions to investment properties	4,318	78	—	4,396	4,646	7,927	—	12,573
Segment assets	143,433	54	227	143,714	363,911	183,154	—	547,065
Segment liabilities	66,139	—	120	66,259	95,655	23,096	1,205	119,956

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	8,222	—	—	8,222	7,000	—	—	7,000
Service charge income	3,393	—	—	3,393	2,520	—	—	2,520
Net property expenses	(4,790)	—	—	(4,790)	(2,961)	—	—	(2,961)
Net rental income	6,825	—	—	6,825	6,559	—	—	6,559
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(322)	—	(322)
Revaluation of investment properties	(455)	—	—	(455)	2,033	—	—	2,033
Other depreciation and amortisation	(98)	—	(65)	(163)	(20)	—	(24)	(44)
Administrative expenses	(584)	—	(29)	(613)	(527)	(38)	(3)	(568)
Net operating profit/(loss)	5,688	—	(94)	5,594	8,045	(360)	(27)	7,658
Interest income	16	—	2	18	9	—	—	9
Interest expense	(551)	—	—	(551)	(412)	(290)	—	(702)
Other financial income/(expenses)	272	—	(4)	268	335	(1)	(2)	332
Profit/(loss) before taxation	5,425	—	(96)	5,329	7,977	(651)	(29)	7,297
Taxation credit/(charge) for the year	(527)	—	30	(497)	(253)	—	—	(253)
Profit/(loss) after taxation for the year	4,898	—	(66)	4,832	7,724	(651)	(29)	7,044
Investment properties	90,985	—	—	90,985	71,300	21,537	—	92,837
Additions to investment properties	1,125	—	—	1,125	277	—	—	277
Segment assets	98,126	—	56	98,182	72,207	21,852	358	94,417
Segment liabilities	18,175	—	359	18,534	9,308	6,150	174	15,632

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	963	—	—	963	6,204	—	—	6,204
Service charge income	931	—	—	931	1,907	—	—	1,907
Net property expenses	(1,532)	—	—	(1,532)	(3,348)	—	—	(3,348)
Net rental income	362	—	—	362	4,763	—	—	4,763
Net result on acquisitions and disposals	—	—	—	—	15,567	16,117	—	31,684
Cost connected with developments and land	—	—	—	—	—	(1,567)	—	(1,567)
Revaluation of investment properties	(377)	—	—	(377)	—	(17,445)	—	(17,445)
Other depreciation and amortisation	—	—	(10)	(10)	(28)	—	(37)	(65)
Administrative expenses	(55)	—	—	(55)	(101)	(578)	(115)	(794)
Net operating profit/( loss)	(70)	—	(10)	(80)	20,201	(3,473)	(152)	16,576
Interest income	—	—	—	—	9	—	—	9
Interest expense	(195)	—	—	(195)	(15)	(1,894)	—	(1,909)
Other financial income/(expenses)	(55)	—	—	(55)	(976)	(7,135)	1	(8,110)
Profit/(loss) before taxation	(320)	—	(10)	(330)	19,219	(12,502)	(151)	6,566
Taxation charge for the year	—	—	—	—	(2,442)	1,349	—	(1,093)
Profit/(loss) after taxation for the year	(320)	—	(10)	(330)	16,777	(11,153)	(151)	5,473
Investment properties	15,610	—	—	15,610	—	242,819	—	242,819
Additions to investment properties	37	—	—	37	—	(773)	—	(773)
Segment assets	15,869	—	70	15,939	—	277,592	111	277,703
Segment liabilities	4,191	—	35	4,226	—	44,244	22	44,266

ATRIUM EUROPEAN REAL ESTATE LIMITED

		Reconciling
For the year ended 31 December 2011	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(695)	—	(695)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(460)	(460)
Administrative expenses	—	—	(26,268)	(26,268)
Net operating loss	—	(695)	(26,728)	(27,423)
Interest income	—	—	5,299	5,299
Interest expense	—	—	(1,085)	(1,085)
Other financial income/(expenses)	—	—	(21,292)	(21,292)
Loss before taxation	—	(695)	(43,806)	(44,501)
Taxation credit for the year	—	—	148	148
Loss after taxation for the year	—	(695)	(43,658)	(44,353)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	243,499	243,499
Segment liabilities	—	—	2,514	2,514

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.36 Investment in Group undertakings

During the year ended 31 December 2012:

•

Atrium established new companies in the Czech Republic, Georgia, Hungary, The Netherlands, Poland and Spain in order to facilitate efficient portfolio management initiatives. The new companies were: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o., Atrium Alpha LLC, Atrium Alfa HU Kft, Atrium Beta HU Kft, Atrium Europe B.V., Atrium Hungarian Holding 1 B.V., Atrium Hungarian Holding 2 B.V., Atrium Hungarian Holding 3 B.V., Atrium Hungarian Holding 4 B.V., Atrium Hungarian Holding 5 B.V., Atrium Hungarian Holding 6 B.V., Atrium Hungarian Holding 7 B.V., Atrium Hungarian Holding 8 B.V., Atrium Russian Holding 1 B.V., Atrium Russian Holding 2 B.V., Ipopema 77 FIZ and Atrium European Real Estate Spain S.L.U.

•

Atrium acquired the remaining 23% of the shares in the company MD TIME HOLDING LIMITED and now owns 100% of this entity and its subsidiaries. MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated.

•

BROADVALE HOLDINGS LIMITED, a 100% owned subsidiary of Atrium, purchased 15% of the shares in the company PATTONGATE TRADING LIMITED and now owns 100% of this entity and its subsidiary. Total consideration paid and transaction costs amounted to €0.4 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €2.9 million was eliminated.

The change in the parent’s ownership interest in the respective subsidiaries is accounted for directly in equity as there is no change in control and the impact was a decrease of €24.7 million.

1.37 Merger

In 2012, OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad merged into OOO Manhattan Brateevo. All assets and liabilities of OOO Foras Magnitogorsk, OOO Foras Kislovodsk and OOO Foras Sergiev Posad were combined with OOO Manhattan Brateevo. As a result of the merger, deferred tax assets of €2.0 million were recognised.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.38 Categories of financial instruments

The Group distinguishes the following categories of financial instruments:

2012	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value € ’000
Financial assets
Long term loans	36,592	36,592	—	—
Receivables from tenants	18,037	18,037	—	—
Other receivables	2,584	2,584	—	—
Short term loans	59	59	—	—
Cash and cash equivalents	207,843	207,843	—	—
Total financial assets	265,115	265,115	—	—
Financial liabilities
Long term borrowings	462,075	—	462,075	—
Derivatives	17,828	—	—	17,828
Long term liabilities from leases	47,320	—	47,320	—
Other long term liabilities	19,730	—	19,730	—
Trade and other payables	22,807	—	22,807	—
Payables related to acquisitions	389	—	389	—
Accrued expenditure	26,131	—	26,131	—
Short term borrowings	74,986	—	74,986	—
Total financial liabilities	671,266	—	653,438	17,828

2011	Carrying amount €’000	Loans and receivables €’000	Financial liabilities at amortised cost €’000	Financial liabilities at fair value €’000
Financial assets
Long term loans	41,240	41,240	—	—
Receivables from tenants	14,267	14,267	—	—
Other receivables	3,062	3,062	—	—
Short term loans	101	101	—	—
Cash and cash equivalents	234,924	234,924	—	—
Total financial assets	293,594	293,594	—	—
Financial liabilities
Long term borrowings	542,662	—	542,662	—
Derivatives	9,060	—	—	9,060
Long term liabilities from leases	44,483	—	44,483	—
Other long term liabilities	17,457	—	17,457	—
Trade and other payables	23,533	—	23,533	—
Payables related to acquisitions	485	—	485	—
Accrued expenditure	22,959	—	22,959	—
Short term borrowings	25,330	—	25,330	—
Total financial liabilities	685,969	—	676,909	9,060

ATRIUM EUROPEAN REAL ESTATE LIMITED

The fair values of bonds and loans presented under long term financial liabilities are disclosed in note 1.18. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 1.15.

1.39 Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. In the initial phase of growth a group company (a subsidiary) mainly relies on equity, and to a smaller extent debt, as a source of financing. The Group has always applied a conservative funding strategy.

Group executive management constantly assesses and reports the risk exposures of the Group to the Board of Directors. Together with monthly management reporting, Board meetings are held at least quarterly.

The capital structure of the Group is described in note 1.16.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks arising on development are commercial, financial, technical and procedural risks. Examples of commercial and financial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are mitigated also by a primary detailed analysis. Further, the Group uses external professionals to deal with procedural actions, project design, project management, construction and other associated matters. Although management has implemented controls to mitigate development risk, the turbulence on the global real estate markets has required management to redesign and reconsider many of the projects.

Developments which are found to be incompatible with the Group’s development objectives are carefully reviewed by the Group’s development and design teams in order to find the best configurations for continued development in the existing market conditions. This may include re-designing the property to allow for a better utilisation of building rights, space and gross lettable area, the thorough analysis and improvement of development budgets, re-scheduling construction and re-negotiating enabling agreements where appropriate.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral is represented by deposits from tenants and cover rents of one to three months. In 2012, the Group had secured long term deposits from tenants amounting to €18.9 million (2011: €16.9 million) and short term deposits amounting to €7.9 million (2011: €5.6 million).

The table in note 1.12 provides an ageing analysis of receivables from tenants and gives an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 1.38, represents the maximum credit exposure from financial assets.

Refer also to the note 1.40 for further discussion on loans to associates.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made management reviews the credit ratings of the banking institutions and only banks with credit ratings of an investment grade or better are selected.

Liquidity risk

Liquidity within the Group is managed by appropriate liquidity planning and through an adequate financing structure.

The Group’s liquidity requirements arise primarily from the need to fund its development projects, property acquisitions and other capital expenditures, debt servicing costs, property management services and operating expenses. To date, these have been funded through a combination of equity funding, bonds and bank borrowings, and, to a lesser extent, from cash flow from operations (including rental income and service charges).

Liquid funds, comprising cash and cash equivalents as disclosed in note 1.15, amounted to €207.8 million as at 31 December 2012 (2011: €234.9 million). The total net liquid funds calculated as cash and cash equivalents plus short term loans less short term borrowings, amounts to €132.9 million (2011: €209.7 million). The table below analyses the Group’s financial liabilities, including interest payments, based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2012	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	540,626	632,418	99,875	25,329	388,361	118,853
Derivatives	17,828	17,904	5,126	4,837	7,526	415
Other liabilities**	112,813	336,603	47,763	17,156	23,852	247,832
Total	671,267	986,925	152,764	47,322	419,739	367,100

*	Borrowings include accrued interest.

**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions and accrued expenditure.

2011	Carrying amount €’000	Total contractual cash flows €’000	One year or less €’000	One to two years €’000	Two to five years €’000	More than five years €’000
Borrowings*	572,667	697,363	50,780	150,270	239,589	256,724
Derivatives	9,060	7,809	3,127	3,007	2,921	(1,246)
Other liabilities**	104,242	306,894	44,134	8,341	22,285	232,134
Total	685,969	1,012,066	98,041	161,618	264,795	487,612

*	Borrowings include accrued interest.

**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions, liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis by the Group’s leasing managers in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis by management.

Key factors such as market yields, gross and net rental income are used in the fair value measurement of investment properties. Sensitivity of the fair value to these factors can be tested by altering the key factors as outlined in the table below.

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Impact on standing investments fair value
Sensitivity Analysis	2012 €’000	2011 €’000
Increase of 0.25% to discount rate	2,121,922	2,017,198
Decrease of 0.25% to discount rate	2,252,657	2,140,980
Increase of 5% in stabilised (forecasted) net rental income	2,294,603	2,181,109
Decrease of 5% in stabilised (forecasted) net rental income	2,076,069	1,973,384
Fair Value	2,185,336	2,077,246

	Impact on developments and land fair value
Sensitivity Analysis	2012 €’000	2011 €’000
Increase of 10% to price per sqm	590,361	644,116
Decrease of 10% to price per sqm	486,424	530,586
Increase of 5% to price per sqm	564,377	613,462
Decrease of 5% to price per sqm	512,408	556,697
Fair Value	538,395	587,351

Price risk

The Group is not materially exposed to price risk resulting from financial instruments as it does not own financial instruments whose value would fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk).

However, the Group’s investment properties are valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly available and up to date data relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to the price risk resulting from movements in the Group’s asset values that could change significantly during subsequent periods. At present, management is not able to assess with accuracy the extent of such changes.

Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Currency risks arising from investment properties and from financial instruments denominated in the functional currency do not represent a currency risk.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, reducing currency risk.

The Group is mainly financed in EUR. The rents payable to the Group under the various lease agreements with tenants are mainly denominated in euro. The Group currently has 78% of GRI denominated in EUR (2011: 77%) 11 % in CZK (2011: 14%), 4% in USD (2011: 5%) and 7% in other local currencies (2011: 4%). GRI denominated in USD is generated mainly from Russia. The tenants however, mostly have their income denominated in the local currency of the relevant country in which they are based. The occupancy cost ratio, which reflects the tenants’ rental cost as a proportion of its turnover, can be affected by fluctuations of the euro, the currency in which rent is based or payable, against the relevant local currency in which the tenant generates turnover. Accordingly a weakening of the local currency against the euro could result in the Group’s properties becoming less attractive, or over-rented. Such fluctuations could also result in such rent becoming unsustainable with respect to the concerned tenant leading to a demand for discounts or even default by the respective tenants.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The following tables set out the Group’s total exposure to foreign currency risk and net exposure to foreign currencies of the financial assets and liabilities:

2012	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	6,290	(43,273)	(36,983)
HUF	3,081	(1,335)	1,746
PLN	42,147	(48,650)	(6,503)
DKK	2	(27)	(25)
RON	722	(322)	400
RUB	7,454	(19,431)	(11,977)
TRY	2	(2,190)	(2,188)
LVL	197	(653)	(456)
BGN	5	(78)	(73)
UAH	—	(31)	(31)
GEL	3	(15)	(12)
USD	886	(1,108)	(222)

2011	Financial assets €’000	Financial liabilities €’000	Net exposure €’000
CZK	7,132	(42,680)	(35,548)
HUF	3,044	(2,402)	642
PLN	45,115	(41,000)	4,115
DKK	38	—	38
RON	927	(633)	294
RUB	12,328	(19,027)	(6,699)
TRY	2	(2,513)	(2,511)
LVL	274	(327)	(53)
BGN	—	(24)	(24)
UAH	4	(8)	(4)
USD	241	(9,425)	(9,184)

Sensitivity Analysis

The table below indicates how a 10 percentage point strengthening of the currencies stated below against the euro as at 31 December 2012 and 31 December 2011 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. Recording and measurement of foreign currency results follows the principles outlined in standard IAS 21.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non financial assets or liabilities.

	2012	2011
	Gain/(Loss)	Gain/(Loss)
	€’000	€’000
CZK	(3,698)	(3,555)
HUF	175	64
PLN	(650)	412
DKK	(3)	4
RON	40	29
RUB	(1,198)	(670)
TRY	(219)	(251)
LVL	(46)	(5)
BGN	(7)	(2)
UAH	(3)	(1)
GEL	(1)	(1)
USD	(22)	(918)

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are hedged by making use of financial derivatives (interest rate swaps). As all financial instruments other than the derivatives, were measured at amortised cost in 2012, there were no value movements due to interest rate risk fluctuations in 2012. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on borrowings bearing variable interest rates. The carrying amount of the borrowings bearing variable interest rates was €190.4 million (2011: €231.5 million) as at 31 December 2012.

Group executive management analyses interest rate exposure arising from long term borrowings on a regular basis. As at 31 December 2012, 65% (2011: 59%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

Numerous general economic factors cause interest rates to fluctuate; in addition, interest rates are highly sensitive to a government’s monetary policy, domestic and international economic and political conditions, the situation in the financial markets and inflation rates. Interest rates on real estate loans are also affected by other factors specific to real estate finance and equity markets, such as changes in real estate values and overall liquidity in the real estate debt and equity markets.

Increases in interest rates could adversely affect the Group’s ability to finance or refinance additional borrowings, as the availability of financing and refinancing proceeds may be reduced to the extent that income from properties fails to increase sufficiently to maintain debt service coverage.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Sensitivity Analysis

The Group seeks to safeguard its results and cash flow against interest rate fluctuations by using financial derivatives (interest rate swaps) to hedge financial instruments bearing variable interest rates.

As at 31 December 2012 and 31 December 2011, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase the Group’s interest expense arising from variable interest rate instruments and subsequently decrease the profit for the year by approximately €1.9 million (2011: €2.3 million). The same would be true for a one percentage point (100 basis points) decrease, which would increase the profit for the year by approximately the same amount.

1.40 Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2012 and 31 December 2011, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

• Gazit-Globe Ltd (“Gazit-Globe”) which held 128,908,715 shares (2011: 117,862,332 shares) in Atrium, representing approximately 34.5% (2011: 31.6%) of Atrium’s total shares as at 31 December 2012 and

• Apollo Global Real Estate (“Apollo”) which held 72,486,084 shares in Atrium, representing approximately 19.4% (2011: 19.4%) of Atrium’s total shares as at 31 December 2012 and as at 31 December 2011.

Gazit-Globe and Apollo jointly held approximately 53.9% (2011: 51.0%) of Atrium’s shares in issue as at 31 December 2012.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a. Chaim Katzman, Director and Chairman of the Board of Directors together with family members held 255,000 shares (2011: 240,000 shares) in Atrium as at 31 December 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 31,429,124 of Atrium’s shares (2011: 35,645,097 shares), as at 31 December 2012. Together, these direct and indirect holdings represented approximately 8.4% of Atrium’s total shares as at 31 December 2012. In August 2012, the Compensation and Nominating Committee approved the grant of 127,119 options to Mr. Katzman in lieu of a consultancy fee of €0.15 million. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

b. Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,352 of Atrium’s shares (2011: 4,521 shares), as at 31 December 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 31 December 2012.

c. Dipak Rastogi, Director, held through his family trust an indirect investment of 435,755 shares in Atrium as at 31 December 2012 and as at 31 December 2011.

ATRIUM EUROPEAN REAL ESTATE LIMITED

d. Joseph Azrack, Director, acquired 13,831 shares in Atrium during the year 2012, 6,915 of which were received in lieu of €25,000 of his director’s fee and 6,916 of which were purchased with his own funds. He also held an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2012. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 72,486,084 Atrium shares, including the 10,661 shares indirectly beneficially owned by Mr. Azrack.

e. Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2012 and as at 31 December 2011.

f. Peter Linneman, Director, held 24,260 shares in the Atrium as at 31 December 2012 and as at 31 December 2011.

g. In September 2012, Simon Radford elected to receive 11,065 shares in Atrium in lieu of €40,000 of his annual director’s fee.

h. In March 2012, the Compensation and Nominating Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

i. Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of €0.6 million (2011: €0.5 million) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of €0.2 million (2011: €0.8 million) to MGN Icarus Inc. a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and management for property tours and other business activities.

The total remuneration of the non-executive directors arising from their directors’ contracts amounted to €0.6 million for the year 2012 (2011: €0.4 million).

During the year ended 31 December 2012, the total compensation paid or payable to group executive management personnel amounted to €3.3 million (2011: €3.9 million) and share based payment expenses amounted to €0.9 million (2011: €1.0 million).

Transactions with associates are represented by loans provided in 2006 with a book value of €42.5 million (2011: €35.4 million) as at 31 December 2012. The loans are granted to Euro Mall Polska XVI SP zoo, Euro Mall Polska XIX SP zoo and Euro Mall Polska XX SP zoo, entities in which the Group held a 24% stake at 31 December 2012. These loans have a fixed interest rate of 6.7% per year and are secured over a plot of land in Poland.

The Group contracted for legal services amounting to €0.5 million (2011: €0.6 million) provided by Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine. Amounts were billed based on arm’s length rates for such services.

During the year ended 31 December 2012, 227,119 options were granted. Out of the 5,372,171 outstanding options as at 31 December 2011, 408,333 options were exercised and 59,998 options were returned to the option pool. The total number of the outstanding options was 5,130,959 as at 31 December 2012.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Atrium did not conclude any contracts with Aztec Financial Services (Jersey) Limited except for a services contract of €0.2 million (2011: €0.2 million), connected with the provision of administration, company secretarial and registrar services for Atrium. Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

1.41 Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Receipts (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

On 7 February 2012, the Jersey Financial Services Commission reconfirmed its conclusions, following an investigation commenced in July 2008, that the ADC Purchases involved no breach of the relevant articles of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong- doing.

Atrium is involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 11 March 2013, the latest practicable date prior to authorization of this report, the value of the claims and proceedings to which Atrium was then a party in this regard was approximately €13 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop or are dismissed. The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected seriously to prejudice the outcome of the claims. Atrium rejects the claims and is defending them vigorously. Where judgment has been handed down against Atrium in any proceedings, the matter is subject to appeal.

There are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

A settlement agreement dated 17 June 2011 between Atrium, Meinl Bank AG (“Meinl Bank”), Mr. Julius Meinl and the other related parties resolved a number of pending legal proceedings and disputes between those parties including a derivative action in the Royal Court of Jersey. An independent committee of the Board also determined that there was no basis for the claims made in the derivative action and no benefit to Atrium in pursuing the action.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The continuing uncertainty in the global markets, especially the Euro Zone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not at present able to assess with accuracy the extent of any such changes.

1.42 Subsequent events

In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 49% of the shares in Nokiton Investments Limited and now owns 100% of this entity and its subsidiaries. Total consideration paid and transaction costs amounted to €3.0 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2. Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2012 and 2011, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

Jersey, Channel Islands

March 12, 2013

Atrium European Real Estate Limited

Consolidated Financial Statements 2011

ATRIUM EUROPEAN REAL ESTATE LIMITED

1. Consolidated Financial Statements

Consolidated Statement of Financial Position at 31 December 2011

		2011		2010
	Note	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Assets
Non current assets
Standing investments	1.4	2,077,246		1,503,301
Developments and land	1.5	587,351		634,616
Other property, plant and equipment	1.6	2,196		2,484
			2,666,793		2,140,401
Goodwill	1.7	11,475		11,475
Deferred tax assets	1.8	2,330		1,804
Financial instruments	1.12	41,240		52,019
Other assets	1.9	43,537		45,079
			98,582		110,377
Current assets
Assets held for sale	1.15	—		134,727
Receivables from tenants	1.10	14,267		10,247
Prepayments	1.13	14,777		13,330
Other receivables	1.11	8,693		12,290
Income tax receivable		2,564		3,476
Financial instruments	1.12	101		7,059
Cash and cash equivalents	1.14	234,924		373,524
			275,326		554,653
Total assets			3,040,701		2,805,431
Equity and liabilities
Equity
Stated capital	1.16	2,899,118		2,950,951
Other reserves	1.17	(3,768)		1,828
Income account		(531,131)		(676,401)
Currency translation		(84,393)		(92,637)
Non controlling interest		(15,283)		3,234
			2,264,543		2,186,975
Non current liabilities
Long term borrowings	1.18	542,662		364,129
Derivatives	1.19	9,060		—
Deferred tax liabilities	1.20	76,758		57,901
Long term liabilities from leases	1.21	44,483		20,591
Other long term liabilities	1.22	17,457		12,913
			690,420		455,534
Current liabilities
Trade and other payables	1.21, 1.23	36,338		48,096
Payables related to acquisitions		485		82
Liabilities held for sale	1.15	—		30,416
Accrued expenditure	1.24	22,959		22,546
Short term borrowings	1.18	25,330		61,106
Provisions		589		554
Income tax payable		37		122
			85,738		162,922
Total equity and liabilities			3,040,701		2,805,431

ATRIUM EUROPEAN REAL ESTATE LIMITED

The financial statements were approved and authorised for issue by the Board of Directors on 15 March 2012 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

Consolidated Income Statement for the year ended 31 December 2011

		2011		2010
	Note	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	1.25	172,173		151,462
Service charge income	1.26	68,431		64,141
Net property expenses	1.27	(85,734)		(81,108)
Net rental income			154,870		134,495
Net result on acquisitions and disposals	1.28	31,791		(164)
Costs connected with developments		(4,660)		(3,485)
Revaluation of investment properties	1.4, 1.5	77,321		30,889
Other depreciation, amortisation and impairments	1.29	(1,392)		(3,869)
Net administrative expenses	1.30	(37,770)		(32,416)
Net operating profit			220,160		125,450
Interest income	1.31	6,120		6,829
Interest expense	1.31	(23,242)		(19,478)
Other financial income/(expenses)	1.32	(33,341)		13,038
Profit before taxation			169,697		125,839
Taxation charge for the year	1.33	(26,451)		(14,781)
Profit after taxation for the year			143,246		111,058
Attributable to:
Equity holders of the parent		145,270		112,423
Non controlling interest		(2,024)	143,246	(1,365)	111,058
Basic and diluted earnings per share in €, attributable to shareholders*	1.34		0.39		0.30

*	Options under the Employee Share Option Plan have an anti-dilutive effect.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Comprehensive Income for the year ended 31 December 2011

		2011		2010
	Note	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Profit for the year		143,246		111,058
Exchange differences arising on translation of overseas operations		5,448		(1,032)
Movements in hedging reserves (net of deferred tax)		(7,339)		—
Deferred tax on items taken directly to equity	1.8, 1.20	2,215		(2,438)
Total comprehensive income for the year			143,570		107,588
Attributable to:
Equity holders of the parent		146,175		115,842
Non controlling interest		(2,605)	143,570	(8,254)	107,588

Consolidated Cash Flow Statement for the year ended 31 December 2011

		2011	2010
	Note	€ ‘000	€ ‘000
Cash flows from operating activities
Profit before taxation		169,697	125,839
Adjustments for:
Other depreciation, amortisation and impairments		1,392	3,869
Revaluation of investment properties		(77,321)	(30,889)
Foreign exchange loss/(profit)		22,290	(25,062)
Change in provisions and share based payments		1,763	1,455
(Profit)/loss on disposal of investment properties and financial assets		(31,791)	164
Fair value loss on financial assets and other financial expenses		11,451	11,995
Profit from bond buybacks		(923)	(760)
Interest expense		23,242	19,478
Interest income		(6,120)	(6,829)
Operating cash flows before working capital changes		113,680	99,260
Decrease in trade and other receivables		11,466	10,338
(Increase)/decrease in prepayments		(1,301)	927
Increase/(decrease) in trade and other payables		(2,984)	14,139
Decrease in accrued expenditure		(368)	(7,774)
Cash generated from operating activities		120,493	116,890
Interest paid		(20,926)	(21,026)
Interest received		3,192	3,589
Corporation taxes paid		(1,358)	(2,099)
Net cash generated from operating activities		101,401	97,354
Cash flows from investing activities
Payments related to investment properties		(478,421)	(41,756)
Proceeds from the disposal of investment properties		170,555	9,091
Sale of subsidiaries net of cash acquired		(6,511)	—
Acquisition of subsidiaries net of cash acquired		(3,799)	—
Net cash used in investing activities		(318,176)	(32,665)
Net cash flow before financing activities		(216,775)	64,689
Cash flows from financing activities
Proceeds from issuance of share capital		310	850
Decrease in borrowings		(111,284)	(237,937)
Increase in borrowings		248,065	—
Dividends paid		(52,198)	(44,698)
Net cash generated/(used) in financing activities		84,893	(281,785)
Net decrease in cash and cash equivalents		(131,882)	(217,096)
Cash and cash equivalents at the beginning of year		373,524	610,673
Effect of exchange rate fluctuations on cash held		(6,718)	(970)
Cash and cash equivalents including cash within assets held for sale at the end of year		234,924	392,607
Cash and cash equivalents classified as assets held for sale		—	(19,083)
Cash and cash equivalents at the end of year	1.14	234,924	373,524

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Changes in Equity for the year ended 31 December 2011

								Non
		Stated	Other	Hedging	Income	Currency	Shareholder	controlling
		capital	reserves	reserves	account	translation	interest	interest	Total equity
	Note	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Balance as at 1 January 2010		2,994,799	360	—	(788,824)	(96,056)	2,110,279	11,488	2,121,767
Total comprehensive income		—	—	—	112,423	3,419	115,842	(8,254)	107,588
Transactions with owners
Issue of no par value shares	1.17	850	(54)	—	—	—	796	—	796
Share based payment	1.17	—	1,522	—	—	—	1,522	—	1,522
Dividends	1.16	(44,698)	—	—	—	—	(44,698)	—	(44,698)
Balance as at 31 December 2010		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975

								Non
		Stated	Other	Hedging	Income	Currency	Shareholder	controlling
		capital	reserves	reserves	account	translation	interest	interest	Total equity
		€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(7,339)	145,270	8,244	146,175	(2,605)	143,570
Transactions with owners
Issue of no par value shares	1.17	365	(55)	—	—	—	310	—	310
Share based payment	1.17	—	1,798	—	—	—	1,798	—	1,798
Dividends	1.16	(52,198)	—	—	—	—	(52,198)	—	(52,198)
Acquisition of non controlling interest		—	—	—	—	—	—	(15,912)	(15,912)
Balance as at 31 December 2011		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543

ATRIUM EUROPEAN REAL ESTATE LIMITED

Notes to the Financial Statements

1.1 Reporting entity

Atrium European Real Estate Limited is a company incorporated and domiciled in Jersey. Its current registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

1.2 Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were approved and authorised for issue by the directors on 15 March 2012.

Basis of measurement

The financial statements are presented in thousands of Euros (“€ ‘000”), rounded to the nearest thousand, unless stated otherwise. They are prepared on the historical cost basis, unless described otherwise.

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described below and have been applied consistently by entities within the Group.

Functional and presentation currency

These financial statements are presented in Euros (“€”), which is considered by the Group’s management to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver for determining the functional currency of that entity, but other cash flows are also taken into account

The Euro has been determined to be the functional currency for the Group companies in Jersey, Poland, the Czech Republic (except for MANHATTAN Development s.r.o.), Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Bulgaria, Georgia and Ukraine and also for the intermediate holding companies in Italy, Cyprus, Denmark, Luxembourg, Sweden and The Netherlands. Certain subsidiaries in Cyprus have US dollars (“USD”) as their functional currency.

ATRIUM EUROPEAN REAL ESTATE LIMITED

As of 1 January 2011, the functional currency for the Russian entities owning developments and land, an entity in Georgia, as well as all the Ukrainian entities was determined to be the Euro. The main triggers which were applied to determine the Euro as the functional currency were the financing currency, the functional currency of the parent company, the dependency of those entities on the parent company and the assessment of whether cash flows from the activities of those entities are sufficient to service existing and anticipated debt obligations without funds being made available by the parent company.

Once the investment properties are rented out, the functional currency may be changed based on the currency in which rents are determined or to which rents are bound and taking into account other cash flows.

New standards, amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following new and amended IFRSs as of 1 January 2011:

•	IAS 24—Related Party Disclosures. The revised IAS 24 amends the definition of a related party. The standard did not have a material impact on the Group’s current disclosure.

•	IFRS 3 (Amendment), Business Combinations. The amendment clarifies that contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 (2004) that remains outstanding at the adoption date of IFRS 3 (2008) continues to be accounted for in accordance with IFRS 3 (2004). Further it limits the accounting policy choice to measure non controlling interest upon initial recognition at fair value or at the non controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitles the holder to a share of net assets in the event of liquidation. As well the amendment expands the current guidance on the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards between consideration transferred and post-combination compensation costs when an acquirer is obliged to replace the acquiree’s existing awards to encompass voluntarily replaced unexpired acquiree awards. The amendment did not have any impact on the Group’s financial statements.

•	IFRS 7 (Amendment), Financial Instruments. The amendment adds an explicit statement that qualitative disclosure should be made in the context of the quantitative disclosures to better enable users to evaluate an entity’s exposure to risks arising from financial instruments. In addition, the IASB amended and removed some existing disclosure requirements. The amendment only affected the disclosures that relate to financial instruments and did not affect recognition and measurement.

•	IAS 1 (Amendment), Presentation of Financial Statements. The amendment clarifies that disaggregation of changes in each component of equity arising from transactions recognised in other comprehensive income is also required to be presented, but may be presented either in the statement of changes in equity or in the notes. The amendment did not have a material impact on the Group’s financial statements.

•	IAS 27 (Amendment), Consolidated and Separate Financial Statements. The amendment clarifies that the consequential amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures resulting from IAS 27 (2008) should be applied prospectively, with the exception of amendments resulting from renumbering. The amendment did not have any impact on the Group’s financial statements.

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	IAS 32 (Amendment), Financial Instruments. The IASB amended IAS 32 to allow rights, options or warrants to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as equity instruments provided the entity offers the rights, options or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment did not have any impact on the Group’s financial statements.

•	IFRIC 19—Extinguishing financial liabilities with equity instruments (effective for annual periods beginning on or after 1 July 2010). The interpretation specifies accounting by the debtor in a debt for equity swap transaction. The standard did not have any impact on the Group’s financial statements.

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

•	IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment is not expected to have a material impact on the Group’s financial statements.

•	IAS 1 (Amendments) Presentation of Items of Other Comprehensive Income that requires items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those that are subject to subsequent reclassification. The amendment will affect disclosure only and does not affect recognition and measurement. The effective date is 1 July 2012.

The following standards and amendments to existing standards have been published and are mandatory for the Group’s accounting periods beginning on or after 1 January 2013 and subsequent periods, but the Group has not adopted them early:

•	IFRS 9 Financial Instruments. In November 2009 the IASB issued IFRS 9, as a first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement” (the standard is effective for annual periods beginning on or after 1 January 2013 but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised at cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.

IFRS 9 (Standard issued in October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives.

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation—Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method.

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures and IAS 27 Separate Financial Statements. Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, in associates and joint arrangements and in unconsolidated structured entities.

•	IAS 27 Separate Financial Statements which comprises those parts of the existing IAS 27 that dealt with separate financial statements. IAS 27 (2011) supersedes IAS 27 (2008). IAS 27 (2011) carries forward the existing accounting and disclosure requirements for separate financial statements, with some minor clarification.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

•	IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 does not contain new requirements or exceptions to measure assets and liabilities at fair value.

The Group is currently reviewing the standards and amendments to determine their effect on the Group’s financial reporting.

Use of judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and associated assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

In particular, significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements relate to standing investments (note 1.4), developments and land (note 1.5), goodwill (note 1.7), deferred taxes (notes 1.8) and (note 1.20), other assets (note 1.9), and contingencies (note 1.41).

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.3 Significant accounting policies

Basis of consolidation

Subsidiaries

Subsidiaries are all those entities controlled by Atrium. Control exists when Atrium has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable or convertible are taken in account.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Associates

Associates are all entities over which the Group has significant influence but not control, generally through a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recognised at cost. The Group’s share of its associates’ post-acquisition profits or losses is recognised in the consolidated income statement. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations to or made payments on behalf of the associate.

Transactions eliminated on consolidation

Intra-group balances and any realised and unrealised gains and losses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The majority of intra-group transactions consist of management and consultancy services, interest income and expenses arising from loans provided within the Group.

Non controlling interest

Non controlling interest consists of the amount of those interests at the date of the original business combination and the non controlling share of changes in equity since the date of the combination. In accordance with IAS 27 (Consolidated and Separate Financial Statements) starting from 1 January 2010 prospectively the total comprehensive income is attributed to the owners of the parent company and to the non controlling interest even if this results in the non controlling interest having a deficit balance.

Full consolidation

Full consolidation requires a combination of the financial statements of Atrium and its subsidiaries line by line by adding together like items of assets, liabilities, equity, income and expenses. Further steps in accordance with IAS 27 (Consolidated and Separate Financial Statements) are performed in order that the consolidated financial statements present financial information about the Group as that of a single economic entity.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidation group

The Group consists of Atrium and the following entities:

Company name	Country	Ownership
SOFIA PARK AD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%
ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	80%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	77%
NOKITON INVESTMENTS LIMITED	Cyprus	51%
PATTONGATE TRADING LIMITED	Cyprus	85%
Atrium Flóra a.s	Czech Republic	100%
Euro Mall Brno Real Estate, s.r.o.	Czech Republic	100%
FLÓRA-SEN s.r.o	Czech Republic	100%
MANHATTAN Development s.r.o.	Czech Republic	100%
Manhattan Real Estate Management s.r.o.	Czech Republic	100%
Veveří Centre s.r.o.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
PoloniaCo ApS	Denmark	100%
EUROPA & Co LLC	Georgia	85%
ALFA—PIAC Kft.	Hungary	100%
Magnum Hungaria Invest Kft.	Hungary	100%
Manhattan Development Alfa Kft.	Hungary	100%
Manhattan Development Global Kft.	Hungary	100%
Manhattan Development Invest Kft.	Hungary	100%
Manhattan Development Kft.	Hungary	100%
Manhattan Development Projekt Kft.	Hungary	100%
Manhattan Development Property Kft.	Hungary	100%
Manhattan Development Tanne Kft.	Hungary	100%
Manhattan Real Estate Management Kft.	Hungary	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

THESIS S.p.a.	Italy	100%
Atrium European Real Estate Nominees Limited	Jersey	100%
Atrium Treasury Services Limited	Jersey	100%
SIA Manhattan Real Estate Management	Latvia	100%
SIA MD Galerija Azur	Latvia	100%
Hedan S.A.	Luxemburg	100%
Atrium European Coöperatief U.A.	Netherlands	100%
Atrium European Management N.V.	Netherlands	100%
Atrium Turkey B.V.	Netherlands	100%
Atrium Turkey Adana Bossa B.V.	Netherlands	100%
Atrium Turkey Goeztepe B.V.	Netherlands	100%
Atrium Turkey Kahramanmaras B.V.	Netherlands	100%
Atrium Turkey Samsun B.V.	Netherlands	100%
Atrium Turkey Urfa B.V.	Netherlands	100%
Morning Rise B.V.	Netherlands	85%
AGROMEX DEVELOPMENT Sp. z o.o.	Poland	100%
Allegra Investments Sp. z o.o.	Poland	100%
Atrium Koszalin Sp. z o.o.* *	Poland	100%
Atrium Poland 1 Sp. z o.o.	Poland	100%
Atrium Poland 2 Sp. z o.o.	Poland	100%
Atrium Poland 3 Sp. z o.o.	Poland	100%
Atrium Poland Real Estate Management Sp. z o.o.	Poland	100%
BYTOM PROPERTY Sp. z o.o.	Poland	100%
CENTRUM HANDLOWE FELIN Sp. z o.o.	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY Sp. z o.o.	Poland	100%
EURO MALL POLSKA XVI Sp. z o.o. *	Poland	24%
EURO MALL POLSKA XIX Sp. z o.o. *	Poland	24%
EURO MALL POLSKA XX Sp. z o.o. *	Poland	24%
FORAS REDUTA PROPERTY Sp. z o.o.	Poland	100%
FORAS TARGOWEK Sp. z o.o.	Poland	100%
FORAS TARGOWEK PROPERTY Sp. z o.o.	Poland	100%
GALERIA BIALYSTOK Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN Sp. z o.o.	Poland	100%
GALERIA COPERNICUS TORUN 2 Sp. z o.o.	Poland	100%
GALERIA NA WYSPIE Sp. z o.o.	Poland	100%
INVESTIM Sp. z o.o.	Poland	51%
L.P.H. Sp. z o.o.	Poland	100%
MANHATTAN DEVELOPMENT Sp. z o.o.	Poland	100%
MD JASZTRZEBIE ZDROJ Sp. z o.o.	Poland	100%
MD POLAND I Sp. z o.o.	Poland	100%
MD POLAND II Sp. z o.o.	Poland	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

MD POLAND III Sp. z o.o.	Poland	100%
PROGRES 77 Sp. z o.o.	Poland	51%
PROJEKT ECHO-35 Sp. z o.o.	Poland	100%
Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Zielony Atrium Poland Real Estate Management Sp. z o.o. S.K.A.	Poland	100%
Atrium Romania Real Estate Management SRL	Romania	100%
Land Development Project SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO Bugry	Russia	100%
OOO Delta	Russia	77%
OOO Engineerics	Russia	63%
OOO Everest	Russia	77%
OOO Foras Kislovodsk	Russia	100%
OOO Foras Magnitogorsk	Russia	100%
OOO Foras Sergiev Posad	Russia	100%
OOO Foras Volzhsky	Russia	100%
OOO Mall Management	Russia	80%
OOO Manhattan Brateevo	Russia	100%
OOO Manhattan Development	Russia	100%
OOO Manhattan Real Estate Management	Russia	100%
OOO Manhattan Signalny	Russia	100%
OOO Manhattan Yekaterinburg	Russia	100%
OOO MD Togliatti	Russia	77%
OOO Retail Togliatti	Russia	100%
OOO Sodruzhestvo	Russia	77%
OOO Stroyremmontazh	Russia	100%
OOO Zvezdnyi Gorod	Russia	77%
ZAO Dialog	Russia	77%
ZAO Megapolis	Russia	77%
ZAO Nautilus	Russia	77%
ZAO Patera	Russia	100%
ZAO Rubikon	Russia	77%
ZAO Universal	Russia	51%
ZAO Universal-Ural	Russia	51%
Manhattan Development SK a.s.	Slovakia	100%
Manhattan Real Estate Management SK s.r.o.	Slovakia	100%
PALM Corp s.r.o.	Slovakia	100%
SLOVAK INVESTMENT GROUP, a.s.	Slovakia	100%
Trettioencorp AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

Manhattan Gayrimenkul Yönetimi Limited Sirketi	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S.* *	Turkey	100%
A.Kharkiv 1, LLC	Ukraine	99.9%
A.Kharkiv 2, LLC	Ukraine	99.9%
A.Kharkiv 3, LLC	Ukraine	99.9%
A.Kyiv LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC	Ukraine	63%
OJSC Ipodrom	Ukraine	90%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for. The financial impact of associates is not material to the Group’s consolidated financial statements.
**	Companies renamed:

•	Istmar Tem Gayrimenkul Yatirim Insaat Ve Ticaret A.S. previously MULTI TURKMALL ALTI EMLAK YATIRIM INSAAT VE TICARET A.S.

•	Atrium Koszalin Sp. z o.o. previously Multi Veste Poland 2 Sp. z o.o.

Foreign currency

Transactions in foreign currencies on an entity basis are translated to the functional currency at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the foreign exchange rate prevailing at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing at the dates the fair values are determined.

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency other than Euro are translated into Euro at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of statement of financial position and income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the income statement as part of the gain or loss on disposal. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing Investments are recognised at cost on initial recognition and subsequently at fair value. The fair values of all standing investments were determined by Group management based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle, both external independent international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”). One property was valued by the Group management.

The fair values are based on market values, being the estimated amount for which a property could be exchanged on the date of the valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing and the parties having each acted knowledgeably, prudently and without compulsion.

Each property has been valued individually and not as part of a portfolio. The valuations are prepared by considering the aggregate of the net annual rental income receivable from the properties and, where relevant, associated costs. A yield which reflects the risks inherent in the net cash flows is then applied to the net annual rental income to arrive at the property valuation. The yield used for the valuation depends on the country and the risk assessment of the asset.

Valuations of standing investments reflect, where appropriate: the type of tenants actually in occupation or responsible for meeting lease commitments or likely to be in occupation after letting of vacant accommodation and the market’s general perception of their creditworthiness; the allocation of maintenance and insurance responsibilities between lessor and lessee; and the remaining economic life of the property. The calculations are based on recently observable market data to the extent that it is available.

When technical improvements or extensions are constructed or added to an existing standing investment, the property will remain to be classified as a standing investment, which is measured at fair value.

Developments and land

Developments and land comprise development costs and land except for the land on which standing investments are situated.

Developments and land are recognised at cost on initial recognition and subsequently at fair value with any change therein recognised in the income statement.

All costs directly associated with the purchase and development of a property, and all subsequent capital expenditure that qualify as acquisition costs, are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the average rate.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The fair value of most of the developments and land as at 31 December 2011 was determined internally by Group management and approximately 20% was valued by external independent international valuation company.

The determination of the fair value of the land plots was based on the value for which the land could be sold in the market, which was determined to be the gross development value of the completed project less cost to complete and an appropriate developer’s profit (“residual value”).

The gross development value is defined as the present value of future rents which are expected to be achieved from the standing investment once it is developed. The rental levels were set at the current market levels discounted at the pre-tax yield.

The pre-tax yield reflects the current market assessment of observable market yields for comparable assets as provided by the external independent international valuations companies, the time value of money and the risk specific to the asset. The yields used for this purpose ranged from 8.3% to 18.3% (2010: 8.3% to 20.0%) depending on the geographical area and the project type. Furthermore, for the calculation of the fair value of developments and land, in addition to the yields mentioned above, an additional risk premium was applied for discounting during the construction period. This risk premium ranged from 1.0% to 4.8% (2010: 0.0% to 3.5%) depending on the status of the developments.

Any gain or loss arising from a change in fair value of standing investments and development and land is recognised in the consolidated income statement under the caption revaluation of investment properties. In the case of entities whose functional currency is the local currency (i.e. not the Euro) the revaluation gain/loss in the local currency is converted into Euro using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the investment properties in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Other property, plant and equipment

Other property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

The useful life of the assets is usually between 60 and 120 months.

Depreciation is charged on the asset from the date that is available for use, for the entire useful life of the asset or until the date of its disposal. Depreciation is provided in equal monthly instalments over the estimated useful life of the assets.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of the Group’s share of the identifiable net assets acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is tested for impairment annually or whenever there is an indication that assets may be impaired.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are located in the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered as a goodwill impairment loss.

Impairment losses are recognised immediately in the income statement. Impairment losses in respect of goodwill are not reversed.

Other intangible assets

Other intangible assets are defined as identifiable, non monetary assets without physical substance, which are expected to generate future economic benefits. Other intangible assets include assets with an estimated useful life greater than one year.

Other intangible assets that are acquired by the Group are measured at cost less accumulated amortisation and accumulated impairment losses.

Amortisation of other intangible assets is recorded on a straight line basis over their estimated useful lives. The useful lives of the assets are usually between 48 and 120 months.

Amortisation is charged on an asset from the date it is available for use to the date of its disposal.

Assets held for sale

Non current assets (or a disposal group) are classified as held for sale if their carrying amounts are to be recovered principally through a sale transaction rather than through continuing use. Non current assets (or a disposal group) classified as held for sale are measured at the lower of their carrying amounts and fair values less costs to sell (costs to sell are the incremental costs directly attributable to the disposal of an asset or disposal group excluding finance costs and income tax expenses). Once classified as held for sale, the property, plant and equipment and intangible assets are no longer depreciated and amortised, and any equity-accounted investee is no longer equity accounted.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Financial instruments

Categories

Financial assets of the Group are classified as loans and receivables.

For more details see also note 1.38.

Loans and receivables provided outside the Group are measured at amortised cost, using the effective interest method, less impairment.

Derivatives are measured at fair value, described under Hedging reserves.

Financial liabilities in the Group are classified as other financial liabilities and are measured at amortised cost using the effective interest method.

Classes

Financial instruments of the Group are broken down into the following classes according to the characteristics of the financial instruments.

Financial assets:

•	Long term financial instruments;

•	Receivables from tenants;

•	Other receivables;

•	Short term financial instruments;

•	Cash and cash equivalents.

Financial liabilities:

•	Long term borrowings;

•	Derivatives;

•	Long term liabilities from leases;

•	Other long term liabilities;

•	Trade and other payables;

•	Payables related to acquisitions;

•	Accrued expenditure;

•	Short term borrowings.

Financial assets are reviewed annually by management for impairment or whenever there is an indication that an asset may be impaired, taking into consideration the probable event of non-collection of the debt or receivable.

Other non current assets

Other non current assets are stated at their cost less impairment loss.

Other current assets

Other current assets comprise of prepayments and income tax receivable and are measured at their cost and reduced by appropriate allowances for estimated impaired amounts. Appropriate allowances are recognised in the income statement.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Cash and cash equivalents

Cash and cash equivalents are measured at amortised cost.

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Impairment

At reporting date, the Group management reviews the carrying amount of the Group’s assets, other than investment properties measured at fair value and deferred tax assets, to determine whether there is any indication of impairment loss. If any such indication exists, the asset’s recoverable amount is estimated.

All assets that are subject to impairment are tested annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement immediately.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Stated capital

The stated capital account consists of the proceeds received and receivable by Atrium from the issue of its ordinary shares, net of direct issue costs.

Dividends

Dividends on ordinary shares are recognised as a liability in the period in which they are declared. Dividends declared during the period have been presented as a reduction in the stated capital of Atrium.

Other reserves

Other reserves comprise equity settled share based payments.

Share based payments

Atrium operates an Employee Share Option Plan (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The costs of these transactions are measured at the fair value of options granted at the date of grant.

The cost of the ESOP is recognised in the income statement, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”). The cumulative expense, recognised for equity settled transactions at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested. The charge or credit to the income statement represents the movement in cumulative expense recognised at the beginning and at the end of that reported period.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Hedge accounting

During the course of its general business activities, the Group is exposed to interest rate risks on loans. The Group’s policy is to aim to minimise the interest rate risk on loans.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in the income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately to the income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the income statement.

Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the income statement using the effective interest method and are deducted from the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the income statement.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Convertible bonds (the “Subordinated Convertible Securities”)

Subordinated Convertible Securities are split into a financial liability and an equity instrument. The financial liability represents Atrium’s obligation to make scheduled payments of interest and principal that exists as long as the instrument is not converted. On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without conversion. The equity instrument is an embedded option to convert the liability into equity of Atrium. The fair value of the option comprises its time value and its intrinsic value, if any.

For Subordinated Convertible Securities extinguished before maturity through an early redemption or repurchase in which the original conversion privileges are unchanged, the consideration paid and any transaction costs for the repurchase or redemption are allocated to the liability and equity components of the Subordinated Convertible Securities at the date of the transaction. The method used in allocating the consideration paid and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by Atrium when the Subordinated Convertible Securities were issued.

Once the allocation of the consideration is made, any resulting gain or loss is treated in accordance with accounting principles applicable to the related component, as follows:

(a) the amount of gain or loss relating to the liability component is recognised in the income statement; and

(b) the amount of consideration relating to the equity component is recognised in equity.

Provisions

A provision is recognised in the statement of financial position if, as a result of a past event, the Group has a present legal or otherwise binding obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Liabilities from leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

At the inception of the lease, assets held under a finance lease are recognised at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. investment properties – at fair value; other property, plant and equipment—depreciated costs less impairment). The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation. Minimum lease payments are apportioned between finance charges and the reduction of the outstanding liability. The finance charge shall be allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Finance charges are charged directly against income, within the caption other financial income and expenses.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Other non financial long term liabilities and current liabilities

Other non financial long term liabilities and current liabilities are measured at cost.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, value added tax (“VAT”) and other sales related taxes.

Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease. Utility costs incurred by the Group on properties that are leased to third parties are largely reinvoiced to the lessees, and the subsequent income and expense is recognised on an accrual basis.

Other income

All other significant operating income or expenses are recognised on an accrual basis.

The gain or loss arising on the disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Service charge income

Service charge income includes payments received by the Group for utilities and other services provided to tenants. Generally, reinvoiceable utilities are a pass through item for the Group recorded on a gross basis. The rental agreements normally specify which cost items are reinvoiceable by the Group and can be charged to tenants. There are two different categories of reinvoiceable income and expenses:

•	Utilities such as gas, water, electricity or telephone services which can be measured individually for each tenant;

•	Fixed cost items such as centre management, marketing, cleaning or security services which cannot be directly measured individually for each tenant. These costs are normally calculated on a pro-rata basis per square metre occupied by each tenant.

Tenants are normally required to make a security deposit and monthly prepayments for the reinvoiceable service charges. Once a year, the prepayments are netted against the actual cost and the difference is, if contractually agreed, settled between the Group’s company and the tenants. To the extent that there are vacancies in a property, the Group has to bear the cost of covering the allocated and pro-rata reinvoiceable service charges.

Interest income and expenses, other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Taxation

Taxation expense comprises corporate income tax for the year and deferred tax. Corporate income tax is recognised in the income statement. Deferred tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

The corporate income tax is based on taxable profit for the year and the average tax rate. The taxable profit differs from the net loss or profit as reported in the income statement because it is adjusted for items of income or expense that are taxable or deductible in other years and for items that are not taxable or deductible.

Deferred tax

Deferred tax is calculated on all temporary timing differences between the carrying amounts of an asset or liability in the consolidated financial statements and its tax base.

Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

Future changes in tax rates are considered if the relevant legal amendment has been passed as of the reporting date.

A deferred tax asset shall be recognised on the unused tax losses carry forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Earnings per share

Earnings per share are calculated by dividing the profit or loss after taxation attributable to the ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Operating segment

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed by the Group’s chief operating decision maker, (the executive management of Atrium), in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling item includes mainly holding activities and other items that relate to activities other than the standing investment segment and the development segment.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated based on expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Georgia, Italy, the Netherlands, Sweden, Ukraine and the parent company in Jersey.

1.4 Standing investments

The current portfolio of standing investments consists of 155 properties (2010: 153) which comprise 20 properties in Poland (2010: 18), 98 properties in the Czech Republic (2010: 97), 3 properties in Slovakia (2010: 3), 7 properties in Russia (2010: 7), 25 properties in Hungary (2010: 25), 1 property in Romania (2010: 1), 1 property in Latvia (2010: 1); less the only property in Turkey that was divested on 14 July 2011, having been classified as an asset held for sale as at 31 December 2010. The total value of the land lease was €27.8 million as at 31 December 2011.

Over the course of 2011 the Group completed three shopping mall acquisitions, two in Poland and one in the Czech Republic. These new acquisitions added a further 117,600 sqm to the gross lettable area and have a fair value €449.8 million as at 31 December 2011.

The Promenada shopping centre in Warsaw, Poland, was acquired in May 2011 for €171.4 million. In September 2011, the Palác Flóra shopping centre (“Flora”) in Prague, the Czech Republic, was purchased at a price of €190.8 million, which was subsequently revised to €186.0 million due to adjustments at initial recognition. In December 2011, Atrium purchased the Molo shopping centre in Szczecin, Poland for consideration of €55.0 million.

An analysis of the portfolio by country is provided in the table below:

Standing Investments 2011 Country	Number of properties	Fair value € ‘000	Weighted average year of construction**	Weighted Average year of acquisition ***
Poland	20	986,215	2002	2007
Czech Republic	98	435,214	1997	2006
Russia	7	339,847	2006	2005
Hungary	25	90,985	1999	2004
Others*	5	224,985	2001	2005
Subtotal	155	2,077,246	2002	2006

ATRIUM EUROPEAN REAL ESTATE LIMITED

2010 Country	Number of properties	Fair value € ‘000	Weighted average year of construction**	Weighted Average year of acquisition ***
Poland	18	676,901	2003	2005
Czech Republic	97	241,073	1993	2003
Russia	7	284,819	2005	2005
Hungary	25	90,315	2000	2004
Others*	6	307,093	2003	2006
Subtotal	153	1,600,201	2002	2005
Less: standing investments presented as held for sale as at 31 December 2010
Turkey	(1)	(96,900)
Total	152	1,503,301

*	Represents properties in Romania, Slovakia and Latvia.
**	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable country of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the country of operation.
***	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable country of operation weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the country of operation.

A roll forward of the total standing investments portfolio is provided in the table below:

	2011	2010
Standing investments	€ ‘000	€ ‘000
Balance as at 1 January	1,503,301	1,474,884
Additions—financial leases	19,630	8,236
Additions—new properties	413,574	—
Additions—technical improvements, extensions	17,886	8,484
Transfer from developments and land	—	28,629
Disposals	—	(270)
Currency translation difference	(5,851)	11,727
Revaluation of standing investments	128,706	68,511
Transferred to assets classified as held for sale	—	(96,900)
Balance as at 31 December	2,077,246	1,503,301

The yields used for determining the fair values are stated in the table below:

Standing investments	Net equivalent yield (weighted average) 2011	Net equivalent yield (weighted average) 2010
Poland	7.0%	7.6%
Czech Republic	8.1%	9.5%
Slovakia	7.7%	8.3%
Russia	12.5%	13.5%
Hungary	8.9%	9.1%
Romania	9.4%	9.8%
Latvia	13.0%	13.0%
Average	8.4%	9.3%

ATRIUM EUROPEAN REAL ESTATE LIMITED

Fair value of collateral

As at 31 December 2011, the Group had pledged a total of 78 standing investments (2010: 110) with a fair value of €1,234.1 million (2010: €828.2 million) and one development and land plot with a fair value of €1.5 million (2010: 5 developments and land plots with a fair value of €40.8 million) in favour of bondholders and various commercial banks.

Certain assets have been provided as collateral against bonds issued and loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments		Fair value of	Collateralised
2011	No. of	collateral	bonds and loans
Country	collateral	€ ‘000	€ ‘000
Poland	14	690,373	292,164
Czech Republic	40	334,279	224,269	**
Russia	—	—	—
Hungary	20	51,410	—
Others*	4	158,075	48,934
Total	78	1,234,137	565,367

2010 Country	No. of collateral	Fair value of collateral € ‘000	Collateralised bonds and loans € ‘000
Poland	12	401,161	182,400
Czech Republic	73	194,756	155,989	**
Russia	—	—	—
Hungary	21	87,025	12,243
Others*	4	145,253	51,677
Total	110	828,195	402,309

*	Represents properties in Romania and Slovakia.
**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We are presenting the total value of the bond against the Czech balance as it represents the majority of the collateral value.

1.5 Developments and land

	2011	2010
	€ ‘000	€ ‘000
Balance as at 1 January	634,616	666,118
Additions – financial leases	10,549	6,981
Currency translation difference	18	10,033
Additions—cost of land and construction	19,724	23,843
Disposals	(28,799)	(8,884)
Transfer to standing investments	—	(28,629)
Interest capitalised	2,628	9,112
Revaluation of developments and land	(51,385)	(37,622)
Transferred to assets classified as held for sale	—	(6,336)
Balance as at 31 December	587,351	634,616

ATRIUM EUROPEAN REAL ESTATE LIMITED

Purchase of adjacent land to Promenada

In 2011, Atrium acquired the public ground lease of a land plot adjacent to the Promenada shopping centre in Warsaw, Poland for €9.3 million.

Sale of three land plots in Turkey

In February 2011, the Group sold its wholly owned subsidiary MEL 2 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S. which owned a land plot in the city of Samsun on the Black Sea coast in Turkey with the book value of €14.5 million.

In April 2011, MEL 3 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., which owned a land plot in Kahramanmaras, a city located in the southeast of Turkey. The book value of the asset was €10.1 million.

In August 2011, the Group sold another wholly owned subsidiary MEL 4 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., which owned a land plot in the city of Sanliurfa in Turkey. The book value of the asset was €3.9 million.

Sale of residential apartments in Ufa, Russia

The Group finalised the sale of 422 residential apartments in Ufa, Russia, which were disclosed as assets held for sale in 2010.

The capitalisation rate used for capitalisation of borrowing costs was 4.6% for the year 2011 (2010: 5.1%).

The total value of the land lease was €17.2 million as at 31 December 2011.

1.6 Other property, plant and equipment

	2011	2010
	€ ‘000	€ ‘000
Cars and motor vehicles	137	214
Furniture	205	306
Office equipment	1,003	1,164
Other	851	800
Total	2,196	2,484

1.7 Goodwill

As at 31 December 2011, the carrying amount of goodwill was €11.5 million (2010: €11.5 million).

	2011	2010
Goodwill	€ ‘000	€ ‘000
Cost
As at 1 January	42,561	42,561
Accumulated impairment losses
As at 1 January	(31,086)	(29,402)
Impairment losses recognised in the year	—	(1,684)
As at 31 December	(31,086)	(31,086)
Carrying amount
As at 1 January	11,475	13,159
As at 31 December	11,475	11,475

ATRIUM EUROPEAN REAL ESTATE LIMITED

Goodwill arose in respect of the following cash generating units:

	2011	2010
Cash generating units	€ ‘000	€ ‘000
Hungary	3,858	3,858
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	11,475	11,475

1.8 Deferred tax assets

		Deferred tax	Deferred
		credit/(charge) to	tax charged
	Opening	the income	directly to	Closing
	balance	statement	equity	balance
2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Deferred tax assets arise from the following temporary differences
Investment properties	(175)	(4,094)	—	(4,269)
Other assets	(238)	495	—	257
Liabilities and provisions	434	3,299	1,606	5,339
Tax losses carried forward	1,120	(733)	—	387
Other	663	(47)	—	616
Total deferred tax assets	1,804	(1,080)	1,606	2,330

The amount of €1.6 million charged directly to equity relates to the deferred tax asset on the hedging instrument of €0.5 million and the deferred tax asset on foreign exchange differences of €1.1 million.

		Deferred tax
		credit/(charge) to
	Opening	the income	Closing
	balance	statement	balance
2010	€ ‘000	€ ‘000	€ ‘000
Deferred tax assets arise from the following temporary differences
Investment properties	830	(1,005)	(175)
Other assets	12	(250)	(238)
Liabilities and provisions	285	149	434
Tax losses carried forward	1,251	(131)	1,120
Other	(136)	799	663
Total deferred tax assets	2,242	(438)	1,804

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.9 Other assets

	2011	2010
	€ ‘000	€ ‘000
Intangible assets	3,336	1,545
VAT receivables	31,129	42,713
Acquisition deposit for land plot	8,945	—
Other	127	821
Total	43,537	45,079

Intangible assets relate mainly to software. Long term VAT receivables arise primarily from the development of investment property in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

1.10 Receivables from tenants

		Allowances for impaired
Receivables from tenants 2011	Gross	balances	Net
Receivables aging:	€ ‘000	€ ‘000	€ ‘000
Due within term	8,759	(424)	8,335
Overdue 0-30 days	4,783	(460)	4,323
Overdue 31-90 days	1,556	(641)	915
Overdue 91-180 days	1,182	(919)	263
Overdue 181-360 days	1,761	(1,657)	104
Overdue 361 days and more	9,096	(8,769)	327
Total	27,137	(12,870)	14,267

		Allowances for impaired
Receivables from tenants 2010	Gross	balances	Net
Receivables aging:	€ ‘000	€ ‘000	€ ‘000
Due within term	6,715	(92)	6,623
Overdue 0-30 days	2,576	(529)	2,047
Overdue 31-90 days	1,362	(580)	782
Overdue 91-180 days	1,447	(1,143)	304
Overdue 181-360 days	3,105	(2,861)	244
Overdue 361 days and more	7,801	(7,554)	247
Total	23,006	(12,759)	10,247

The description of collateral held as security in relation to tenants is provided in note 1.39 under credit risk.

Allowances for bad debts are calculated individually on the basis of management’s knowledge of the tenants, business and the market.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The table below provides a reconciliation of changes in allowances during the year:

	2011	2010
	€ ‘000	€ ‘000
As at 1 January	(12,759)	(14,218)
Release	5,273	3,505
Addition	(5,384)	(2,046)
As at 31 December	(12,870)	(12,759)

1.11 Other receivables

	2011	2010
	€ ‘000	€ ‘000
Total other financial receivables	3,062	6,180
Other taxes and fees receivables	654	1,013
VAT receivable	4,977	5,097
Total other non-financial receivables	5,631	6,110
Total	8,693	12,290

1.12 Financial instruments

Financial instruments

	2011	2010
	€ ‘000	€ ‘000
Loans to associates	35,441	37,739
Impairment of loans to associates	(4,847)	(2,500)
Loans to third parties	27,218	33,334
Impairment of loans to third parties	(16,471)	(9,495)
	41,341	59,078
Amount due within 12 months (included under current assets)	101	7,059
Amount due after more than 12 months	41,240	52,019

Loans to associates with a book value of €35.4 million (2010: €37.7 million) as at 31 December 2011 have a fixed interest rate of 6.7% per year and are secured.

The carrying amount of financial instruments approximates their fair value.

1.13 Prepayments

	2011	2010
	€ ‘000	€ ‘000
Prepaid utilities	2,013	2,343
Prepayments for land	15,937	15,563
Other	2,886	1,483
Gross total	20,836	19,389
Impairment of prepayments for land	(6,059)	(6,059)
Net total	14,777	13,330

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.14 Cash and cash equivalents

At the year end the Group held cash of €234.9 million (2010: €373.5 million) and the cash balances at banks were diversified across a number of international banking institutions.

The total balance of cash and cash equivalents is unrestricted with the exception of an amount of €21.4 million (2010: €34.6 million) which relates to guarantees and other restrictions.

1.15 Held for sale

The shopping centre Forum Trabzon, in Turkey, and residential apartments in Ufa, in Russia, classified as assets held for sale as at 31 December 2010 were sold in 2011. There were no assets classified as held for sale as at 31 December 2011.

2010
Held for sale	€ ‘000
Non current assets
Standing investments	96,900
Developments and land	6,336
Other property, plant and equipment	361
Other assets	7,645
Current assets
Receivables from tenants	1,530
Prepayments	183
Other receivables	2,689
Cash and cash equivalents	19,083
Total assets held for sale	134,727
Current liabilities
Trade and other payables	11,996
Accrued expenditure	17,871
Income tax payable	549
Total liabilities held for sale	30,416

1.16 Stated capital

As at 31 December 2011, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2011, a total of 372,892,253 ordinary shares were issued, of which 372,892,242 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 10 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Changes in the stated capital account during the year 2011 were as follows:

•	issue of shares to satisfy the exercise of options of €0.3 million (2010: €0.8 million);

•

a dividend payment of €52.2 million (2010: €44.7 million). For the year 2011, Atrium adopted a dividend policy of €0.14 per ordinary share per year, payable in quarterly instalments. In November 2011, Atrium announced an increase in the dividend policy from €0.14 to €0.17 per ordinary share per year (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. This increase will apply in respect of the first payment in 2012 expected on 30 March 2012; and

•	the issue of shares in lieu of director’s remuneration €0.1 million.

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in the Company in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 dealing days preceding) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

1.17 Other reserves

Other reserves of €3.8 million (2010: €1.8 million) comprise equity settled share based payment transactions and hedging reserves.

Share based payments

In 2009, Atrium established and shareholders approved an Employee Share Option Plan (“ESOP”), under which the Board can grant share options to key employees. The total number of options which the Board can grant under the ESOP is 6,500,000. Each option may be exercised by the issue of a new ordinary share in Atrium. The exercise price shall be determined by the Board, and shall be not less than the market value of a share on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Unless stated otherwise, option periods expire five years after the date of grant. Option holders can, in most cases, exercise one third of the total number of the options granted on or after each of the first, second and third anniversaries respectively of the date of grant.

Movements in the number of share options outstanding and their related average exercise prices are as follows:

2011	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.97	5,022,169
Granted	3.69	986,668
Exercised	1.22	(171,667)
Returned to the pool	3.44	(464,999)
As at 31 December	2.99	5,372,171

ATRIUM EUROPEAN REAL ESTATE LIMITED

2010	Weighted average exercise price of share options €	Number of share options
As at 1 January	1.31	2,646,668
Granted	4.12	3,018,834
Exercised	1.24	(643,333)
As at 31 December	2.97	5,022,169

Share options outstanding as at 31 December 2011 have the following expiry dates and exercise prices:

Vesting year	Weighted average exercise price of share options €	Number of share options
2009	0.99	193,336
2010	1.04	685,000
2011	2.16	1,173,504
2012	3.73	1,266,829
2013	3.97	1,506,834
2014	3.60	296,668
2015	3.44	250,000

Note:	Exercise prices take into account dividends paid.

Out of the total of 6,187,171 granted share options after subtracting 464,999 options returned to the pool, 2,051,840 share options were exercisable at 31 December 2011. In total 815,000 options were exercised during the life of the ESOP.

The weighted average fair value of options granted was determined using Black-Scholes options valuation model as at the date of grant and was approximately €1.18 per option for the year 2011. The significant inputs into the model were the weighted average share price as at the date of grant of €3.55 for the year 2011, the exercise price shown above, a volatility of 59.96%-60.84% depending on the grant date, the time remaining to the vesting date, and an annual risk-free interest rate of 1.74%-2.56% depending on the grant date. The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last five years. The volatility and annual risk-free interest rate were received from a third party expert.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

1.18 Borrowings

	2011	2010
	€ ‘000	€ ‘000
Bonds	242,826	327,444
Bank loans	315,934	86,409
Other	9,232	11,382
Total	567,992	425,235

ATRIUM EUROPEAN REAL ESTATE LIMITED

The borrowings are repayable as follows:

Borrowings total	2011 € ‘000	2010 € ‘000
Due within one year	25,330	61,106
In second year	126,277	14,756
In third to fifth year inclusive	191,006	221,781
After five years	225,379	127,592
Total	567,992	425,235

Bonds

During 2011, Atrium completed various bond buy backs at their nominal value; being €20.0 million of the 2008 bond, €24.6 million of the 2005 bond, €10.1 million of the 2003 bond and €11.1 million of the 2001 bond. The Group redeemed all the remaining 2001 bonds upon their maturity in December 2011 for the nominal value of €22.4 million.

During the year ended 31 December 2010, Atrium repurchased €233.8 million nominal value of the notes issued under Atrium’s guaranteed medium term note programme 2006. The net profit from repurchasing the 2006 Notes was €0.8 million.

2011 Bond/Issue year	Currency	Interest rate		Maturity	Book value € ‘000	Fair value € ‘000	Effective interest rate
Atrium European Real Estate Limited 2003	EUR	6.0	%*	2013	25,914	26,716	6.6%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	2013	63,617	65,407	5.9%
Atrium European Real Estate Limited 2005	EUR	4.4	%**	2015	39,985	40,392	5.0%
Atrium European Real Estate Limited 2005	EUR	4.0	%***	2017	82,419	79,452	4.5%
Atrium European Real Estate Limited 2005	CZK	2.7	%****	2015	30,891	28,938	3.2%
Total/Average		4.5%			242,826	240,905	5.0%

2010 Bond/Issue year	Currency	Interest rate		Maturity	Book value € ‘000	Fair value € ‘000	Effective interest rate
MANHATTAN Development a.s. 2001	EUR	6.8%		2011	32,611	33,698	6.9%
Atrium European Real Estate Limited 2003	EUR	6.0	%*	2013	31,578	33,748	6.7%
Atrium European Real Estate Limited 2003	EUR	5.5	%*	2013	66,892	70,693	6.2%
Atrium European Real Estate Limited 2005	EUR	4.4	%**	2015	49,929	49,077	5.1%
Atrium European Real Estate Limited 2005	EUR	4.0	%***	2017	88,109	83,166	4.6%
Atrium European Real Estate Limited 2005	CZK	2.7	%****	2015	39,187	36,537	4.4%
Atrium European Real Estate Limited 2008	EUR	10.8	%*****	2015	19,138	24,330	11.9%
Total/Average		5.1%			327,444	331,249	5.8%

Bonds bear variable interest rates as disclosed below:

*	EUR bonds issued in 2003 and due in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable on an annual basis in July of every year, but minimum 5.5% p.a.
**	EUR bonds issued in 2005 and due in 2015, interest rate of 4.4% payable on an annual basis in August of every year
***	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360) payable on an annual basis in August of every year, but minimum 4.0% p.a.
****	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable twice a year in February and in August of every year
*****	EUR Subordinated Convertible Securities issued in 2008 and due in 2015, interest rate of 10.75% payable quarterly in February, May, August and November of every year. These bonds were fully repurchased in 2011.

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Fair value of pledged	Fair value of pledged
	investment properties	investment properties
	2011	2010
Collateral	€ ‘000	€ ‘000
Bond 2001	—	34,780
Bond 2003	152,696	150,307
Bond 2005	434,214	403,801
Total	586,910	588,888

Loans

In 2011, Atrium’s subsidiaries entered into three new loan agreements of €105.0 million, €31.0 million and €115.0 million in order to finance two acquisitions of shopping centres in Poland and one in the Czech Republic, respectively. Additionally, Atrium repaid the loan of €12.0 million from Bank für Arbeit und Wirtschaft AG upon maturity.

In order to mitigate interest rate risks associated with two loan agreements of €105.0 million and €115.0 million, the Group entered into interest rate swap agreements under which it receives 3-month Euribor as at the interest payment dates and pays a fixed interest. The cash outflow as a result of interest payments will then match the cash inflow received under the swap agreement.

2011 Lender	Currency	Interest rate		Maturity	Book value € ‘000	Fair value € ‘000	Effective interest rate
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	2017	32,345	33,605	3.9%
UniCredit Bank Slovakia, a.s.	EUR	3.9	%*	2017	14,944	15,527	3.9%
EUROHYPO AG	EUR	6.4%		2012	10,226	10,534	6.4%
EUROHYPO AG	EUR	6.1%		2012	316	325	6.1%
VOLKSBANK AG	EUR	3.4	%*	2016	2,652	2,757	3.4%
VOLKSBANK AG	EUR	6.8%		2015	3,324	3,802	6.8%
Erste bank AG	EUR	4.1	%*	2015	3,019	3,357	4.1%
Ceskoslovenska obchodna banka a.s.	EUR	2.7	%*	2021	1,645	1,619	2.7%
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7	%**	2016	103,535	106,060	5.1%
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1	%**	2021	113,596	114,808	4.3%
Rel Ibis Sp. z o.o.	EUR	4.0%		2013	30,332	31,244	4.5%
Total/Average		4.3%			315,934	323,638	4.6%

*	The loans bear variable interest rates in the range between 3 month Euribor + 1.35% to 2.75%.
**	Hedged interest rates.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2010 Lender	Currency	Interest rate	Maturity	Book value € ‘000	Fair value € ‘000	Effective interest rate
Raiffeisen Bank, Praha	CZK	8.8%	2011	91	94	8.8%
Bank für Arbeit und Wirtschaft AG	EUR	6.8%	2011	114	115	6.8%
Bank für Arbeit und Wirtschaft AG	EUR	5.9%	2011	486	491	5.9%
Bank für Arbeit und Wirtschaft AG	EUR	6.6%	2011	12,243	12,411	6.6%
UniCredit Bank Slovakia, a.s.	EUR	3.5%*	2017	34,129	32,535	3.5%
UniCredit Bank Slovakia, a.s.	EUR	3.5%*	2017	15,763	15,025	3.5%
EUROHYPO AG	EUR	6.4%	2012	11,079	11,568	6.4%
EUROHYPO AG	EUR	6.1%	2012	344	356	6.1%
VOLKSBANK AG	EUR	3.0%*	2016	3,178	3,080	2.7%
VOLKSBANK AG	EUR	6.8%	2015	3,305	3,445	6.8%
Erste bank AG	EUR	3.8%*	2015	3,892	3,860	3.8%
Ceskoslovenska obchodna banka a.s.	EUR	2.4%*	2021	1,785	1,604	2.4%
Total/Average		4.4%		86,409	84,584	4.3%

*	The loans bear variable interest rates in the range between 3 month Euribor + 1.35% to 2.75%.

	Fair value of pledged	Fair value of pledged
	investment properties	investment properties
	2011	2010
Collateral	€ ‘000	€ ‘000
Bank für Arbeit und Wirtschaft AG	—	54,420
Berlin-Hannoversche Hypothekenbank AG	393,662	—
Ceska sporitelna a.s.—Mortgage created by Immorent CR s.r.o.	267	253
Ceskoslovenska obchodna banka a.s.	8,945	8,113
Erste Bank AG	13,660	14,280
EUROHYPO AG	30,530	30,080
VOLKSBANK AG	16,406	17,040
Raiffeisen Bank, Praha	—	873
Rel Ibis Sp. z o.o.	56,145	—
UniCredit Bank Slovakia, a.s.	129,130	117,140
Total	648,745	242,199

In addition to the above in 2010 the Group had also pledged €286.4 million of investment properties in favour of Meinl Bank.

Fair value

The fair values of loans and bonds were determined by an external expert. The fair values were determined using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	quoted EUR yield curve;

•	quoted CZK yield curve;

•	volatility of EUR swap rates;

•	spot exchange rates CZK/EUR; and

•	fair values of effected market transactions.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.19 Derivatives

The Group has entered into two interest rate swap contracts (“IRS”) during 2011. These swaps exchange floating interest rates to fixed interest rates. These swaps are cash flow hedges which are designed to reduce the Group’s cash flow exposure from variable interest rates on certain borrowings.

The IRS are in a liability position as at 31 December 2011, and have a fair value of approximately €9.1 million. The fair value measurements of the IRS are derived from inputs other than quoted prices in active markets.

The used inputs are either directly (i.e. as prices) or indirectly (i.e. derived from prices) derived. Therefore, these IRS are classified as ‘’Level 2 Fair value measurements’’ under IFRS 7.

The interest rate swaps have quarterly coupons. The floating rate on the IRS is the 3 month Euribor and the fixed rates are 2.17% and 2.89%.

The payments and receipts for the IRS occur simultaneously with the interest payments on the loans. The Group will settle the difference between the fixed and floating interest amounts for the IRS on a net basis with the respective counter party.

The two swaps mature in 2016 and 2018 respectively.

1.20 Deferred tax liabilities

	Opening balance € ‘000	Deferred tax	Deferred tax	Closing balance
		credit/(charge)	charged
		to the income	directly to
		statement	equity
2011		€ ‘000	€ ‘000	€ ‘000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(86,510)	(23,638)	1,084	(109,064)
Other assets	574	(183)	—	391
Liabilities and provisions	7,980	2,522	1,247	11,749
Tax losses carried forward	18,555	162	—	18,717
Other	1,500	(51)	—	1,449
Total deferred tax liabilities	(57,901)	(21,188)	2,331	(76,758)

The amounts charged directly to equity relate to the deferred tax asset on the hedging instrument of €1.2 million and the deferred tax asset on foreign exchange differences which relate to the investment properties of €1.1 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2010	Opening balance € ‘000	Deferred tax credit/(charge) to the income statement € ‘000	Deferred tax charged directly to equity € ‘000	Closing balance € ‘000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(71,112)	(12,960)	(2,438)	(86,510)
Other assets	(647)	1,221	—	574
Liabilities and provisions	8,341	(361)	—	7,980
Tax losses carried forward	18,724	(169)	—	18,555
Other	1,229	271	—	1,500
Total deferred tax liabilities	(43,465)	(11,998)	(2,438)	(57,901)

The amounts charged directly to equity relate to the deferred tax asset on foreign exchange differences which relate to the investment properties of €2.4 million.

1.21 Liabilities from financial leases

The liabilities from financial leases as at 31 December 2011 consist of the liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are made on a monthly basis as follows:

	2011 Net present value € ‘000	2011 Undiscounted lease payments € ‘000	2010 Net present value € ‘000	2010 Undiscounted lease payments € ‘000
Due within one year	5,475	6,278	2,546	3,158
Due within two to five years	19,752	25,716	11,334	14,506
Due after five years	24,731	220,545	9,257	80,888
Total	49,958	252,538	23,137	98,552
Amount due within 12 months	5,475	6,278	2,546	3,158
Amount due after more than 12 months	44,483	246,261	20,591	95,394

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements one for Promenada, in Poland, with net present value (“NPV”) €13.5 million and for Kazan Park House, in Russia, with NPV €10.5 million. Four of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2010: 4) with a fair value of €9.3 million (2010: €8.9 million).

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.22 Other long term liabilities

Other long term liabilities of €17.5 million (2010: €12.9 million) principally comprise long term deposits from tenants amounting to €16.9 million (2010: €12.2 million), and long term retentions from construction companies.

1.23 Trade and other payables

	2011	2010
Trade and other payables	TEUR	TEUR
Payables for utilities	1,288	1,426
Payables for consultancy and audit services	1,017	1,585
Payables for repairs and maintenance	888	269
Payables connected with development/construction	2,778	20,476
Short term liabilities from leasing	5,475	2,546
Short term deposits from tenants	5,594	3,932
Payables for other services	1,086	793
Other	5,407	5,265
Total other financial payables	23,533	36,292
VAT payables	3,414	3,306
Other taxes and fees payables	1,433	2,282
Deferred revenue	3,128	1,834
Other advance payments from tenants	4,830	4,382
Total other non-financial payables	12,805	11,803
Total	36,338	48,096

1.24 Accrued expenditure

	2011	2010
	€ ‘000	€ ‘000
Accruals for utilities	2,292	2,149
Accruals for consultancy and audit services	1,948	2,535
Accruals for rent	1,440	1,291
Accruals for construction services	1,322	1,696
Accruals for interest	4,856	6,636
Accruals for employees compensation	2,993	1,957
Accruals for taxes	1,554	447
Accruals for marketing	598	311
Other	5,956	5,524
Total	22,959	22,546

1.25 Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

ATRIUM EUROPEAN REAL ESTATE LIMITED

GRI by country is as follows:

	2011	2011	2010	2010
Country	€ ‘000	% of total GRI	€ ‘000	% of total GRI
Poland	64,099	37.2%	51,737	34.2%
Czech Republic	29,687	17.2%	25,467	16.8%
Slovakia	10,808	6.3%	10,459	6.9%
Russia	45,190	26.2%	37,414	24.7%
Hungary	8,222	4.8%	8,009	5.3%
Romania	7,000	4.1%	7,779	5.1%
Latvia	963	0.6%	1,042	0.7%
Turkey	6,204	3.6%	9,555	6.3%
Total	172,173	100.0%	151,462	100.0%

1.26 Service charge income

Service charge income of €68.4 million (2010: €64.1 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

1.27 Net property expenses

	2011	2010
	€ ‘000	€ ‘000
Utilities	(27,608)	(26,664)
Security, cleaning & other facility related costs	(13,051)	(11,777)
Real estate tax	(12,397)	(11,687)
Repairs, maintenance and facility management fees	(9,771)	(9,040)
Direct employment costs	(10,438)	(7,708)
Marketing and other consulting	(7,033)	(6,875)
Office related expenses	(780)	(964)
Travel and transport cost	(637)	(668)
Creation of allowance and written off receivables from tenants	(867)	(2,137)
Other	(3,152)	(3,588)
Total	(85,734)	(81,108)

1.28 Net result on acquisitions and disposals

The Group’s disposal of investment properties generated a profit of €31.8 million during the year ended 31 December 2011. This profit on the divestment of standing investments was €15.6 million and on the land plots €16.2 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.29 Other depreciation, amortisation and impairments

	2011	2010
	€ ‘000	€ ‘000
Impairment of goodwill	—	(1,684)
Other depreciation and amortisation	(1,392)	(2,185)
Total	(1,392)	(3,869)

1.30 Net administrative expenses

	2011	2010
	€ ‘000	€ ‘000
Legal fees	(18,270)	(12,858)
Employee costs	(8,217)	(8,437)
Consultancy and other advisory fees	(4,395)	(4,945)
Audit, audit related and review fees	(1,485)	(1,559)
Directors’ fees	(528)	(369)
Share based payments	(1,798)	(1,523)
Other	(3,077)	(2,727)
Total	(37,770)	(32,416)

The Group does not have significant defined benefit pension plans.

1.31 Interest income and interest expenses

Interest income of €6.1 million (2010: €6.8 million) was mainly derived from bank deposits and loans provided to third parties. The decline in 2011 was mainly due to a decrease in the cash balances as a result of three acquisitions made in 2011.

The Group’s interest expense of €23.2 million (2010: €19.5 million) consists mainly of interest expense on bonds of €11.3 million (2010: €12.0 million). The remaining amount mainly relates to interest expense on bank borrowings. In addition to the above mentioned interest expense an additional amount of €2.6 million (2010: €9.1 million) was capitalised to the development projects, see note 1.5.

1.32 Other financial income and expenses

	2011	2010
	€ ‘000	€ ‘000
Foreign currency differences	(22,290)	25,062
Net profit from bond buy backs	923	760
Impairment of financial instruments	(9,323)	(11,995)
Other financial expenses	(2,651)	(789)
Total	(33,341)	13,038

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.33 Taxation

	2011	2010
	€ ‘000	€ ‘000
The taxation for the year consists of:
Corporate income tax current year charge	(3,756)	(1,474)
Deferred tax charge	(23,316)	(12,436)
Tax adjustment of previous years	621	(871)
Income tax charged to the income statement	(26,451)	(14,781)
Income tax credited/(charged) to equity	3,937	(2,438)

The subsidiary companies are subject to taxes for their respective businesses in countries of their registration at the rates prevailing in these jurisdictions.

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	2011	2011	2010	2010
	€ ‘000%		€ ‘000%
Profit before taxation	169,697		125,839
Income tax using the weighted average applicable tax rates	(3,575)	2.1%	(762)	0.6%
Tax effect of non deductible expenses	(21,484)		(3,480)
Tax effect of a tax rate reduction	—		1,664
Tax effect of losses previously not recognised	4,881		3,339
Deferred tax asset not recognised	(10,583)		(10,934)
Tax adjustment for previous years	621		(871)
Other	3,689		(3,737)
Tax charge	(26,451)		(14,781)
Effective tax rate	(15.6%)		(11.7%)

The Group has not recognised deferred tax assets of €120.6 million (2010: €114.9 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. Unrecognised deferred tax assets in 2011 arose mainly from the revaluation of investment properties.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Unrecognised deferred tax assets	2011	2010
Country	€ ‘000	€ ‘000
Poland	8,955	7,536
Czech Republic	881	786
Russia	70,260	51,293
Hungary	1,454	1,294
Romania	4,859	5,670
Latvia	2,504	2,198
Turkey	11,276	31,867
Netherlands	5,009	3,181
Georgia	5,439	5,096
Ukraine	6,572	5,944
Cyprus	3,358	—
Total	120,567	114,865

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

Corporate income tax rates	2011		2010
Poland	19.0%		19.0%
Czech Republic	19.0%		19.0%
Slovakia	19.0%		19.0%
Russia	20.0%		20.0%
Hungary	10.0	%*	10.0%*
Romania	16.0%		16.0%
Latvia	15.0%		15.0%
Turkey	20.0%		20.0%
Bulgaria	10.0%		10.0%
Cyprus	10.0%		10.0%
Denmark	25.0%		25.0%
Estonia	21.0%		21.0%
Georgia	15.0%		15.0%
Italy	27.5	%**	27.5%**
Jersey	0.0%		0.0%
Netherlands	25.0	% ***	25.5%
Sweden	26.3%		26.3%
Ukraine	23.0	%****	25.0%

*	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.
**	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%).
***	As of 1 January 2011, the rate applying to taxable profits exceeding €0.2 million has been reduced from 25.5% to 25%. Below this amount a 20% tax rate is applicable to taxable profit.
****	The rate decreased from 25% to 23% on 1 April 2011.

Deferred taxes were calculated in accordance with these tax rate changes.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.34 Earnings per share

The calculation of basic earnings per share of €0.39 (2010: €0.30) as at 31 December 2011 was based on the profit after taxation attributable to ordinary shareholders of €145.3 million (2010: €112.4 million) and the weighted average number of ordinary shares outstanding of 372,840,525 (2010: 372,433,340).

The basic and diluted earnings per share are the same as the options under the Employee Share Option Plan do not have a dilutive effect for the years ended 31 December 2011 and 31 December 2010.

Number of shares	2011	2010
Issued ordinary shares at 1 January	372,696,326	372,052,993
Shares issued in April 2010	—	533,333
Shares issued in September 2010	—	23,333
Shares issued in October 2010	—	66,667
Shares issued in December 2010	—	20,000
Shares issued in January 2011	55,000	—
Shares issued in April 2011	116,667	—
Shares issued in October 2011	24,260	—
Total number of shares at 31 December	372,892,253	372,696,326
Weighted average number of shares at 31 December	372,840,525	372,433,340

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.35 Segment reporting

Reportable segments in 2011

	Standing investment segment	Development segment	Reconciling item	Total
For the year ended 31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	172,173	—	—	172,173
Service charge income	68,431	—	—	68,431
Net property expenses	(85,734)	—	—	(85,734)
Net rental income	154,870	—	—	154,870
Net result on acquisitions and disposals	15,567 **	16,224	—	31,791
Cost connected with developments and land	—	(4,660)	—	(4,660)
Revaluation of investment properties	128,706	(51,385)	—	77,321
Other depreciation and amortisation	(417)	—	(975)	(1,392)
Net administrative expenses	(9,612)	(1,147)	(27,011)	(37,770)
Net operating profit/(loss)	289,114	(40,968)	(27,986)	220,160
Interest income	806	—	5,314	6,120
Interest expense	(19,035)	(3,121)	(1,086)	(23,242)
Other financial expenses	(5,956)	(6,682)	(20,703)	(33,341)
Profit/loss before taxation for the year	264,929	(50,771)	(44,461)	169,697
Taxation credit/(charge) for the year	(27,707)	1,790	(534)	(26,451)
Profit/(loss) after taxation for the year	237,222	(48,981)	(44,995)	143,246
Investment properties	2,077,246	587,351	—	2,664,597
Additions to investment properties	431,460	22,352	—	453,812
Segment assets	2,156,277	639,880	244,544 *	3,040,701
Segment liabilities	665,095	105,116	5,947	776,158

*	The amount mainly relates to cash and cash equivalents.
**	The amount mainly relates to the settlement agreement with Multi investment BV.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Reportable segments in 2010

	Standing investment segment	Development segment	Reconciling item	Total
For the year ended 31 December 2010	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	151,462	—	—	151,462
Service charge income	64,141	—	—	64,141
Net properties expenses	(81,108)	—	—	(81,108)
Net rental income	134,495	—	—	134,495
Net result on acquisitions and disposals	34	(198)	—	(164)
Cost connected with developments and land	—	(3,485)	—	(3,485)
Revaluation of investment properties	68,511	(37,622)	—	30,889
Other depreciation and amortisation	(2,263)	(913)	(693)	(3,869)
Net administrative expenses	(8,988)	(724)	(22,704)	(32,416)
Net operating profit/(loss)	191,789	(42,942)	(23,397)	125,450
Interest income	560	—	6,269	6,829
Interest expense	(12,020)	(1,432)	(6,026)	(19,478)
Other financial income	3,116	906	9,016	13,038
Profit/ (loss) before taxation of the year	183,445	(43,468)	(14,138)	125,839
Taxation credit/(charge) for the year	(15,135)	346	8	(14,781)
Profit/(loss) after taxation for the year	168,310	(43,122)	(14,130)	111,058
Investment properties	1,503,301	634,616	—	2,137,917
Additions to investment properties	8,484	32,955	—	41,439
Segment assets	1,706,229	701,614	397,588 *	2,805,431
Segment liabilities	398,045	137,288	83,123	618,456

*	The amount mainly relates to cash and cash equivalents.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2011

	Poland				Czech Republic
For the year ended	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	64,099	—	—	64,099	29,687	—	—	29,687
Service charge income	24,559	—	—	24,559	7,961	—	—	7,961
Net property expenses	(26,171)	—	—	(26,171)	(11,885)	—	—	(11,885)
Net rental income	62,487	—	—	62,487	25,763	—	—	25,763
Net result on acquisitions and disposals	—	162	—	162	—	—	—	—
Cost connected with developments and land	—	(731)	—	(731)	—	—	—	—
Revaluation of investment properties	62,415	(15,208)	—	47,207	9,747	(96)	—	9,651
Other depreciation and amortisation	(9)	—	(198)	(207)	(82)	—	(95)	(177)
Net administrative expenses	(3,798)	(241)	(29)	(4,068)	(2,243)	(13)	(42)	(2,298)
Net operating profit/(loss)	121,095	(16,018)	(227)	104,850	33,185	(109)	(137)	32,939
Interest income	616	—	13	629	91	—	—	91
Interest expense	(6,471)	(442)	(1)	(6,914)	(6,592)	(27)	—	(6,619)
Other financial income and expenses	1,837	(282)	6	1,561	(723)	30	(13)	(706)
Profit/(loss) before taxation	117,077	(16,742)	(209)	100,126	25,961	(106)	(150)	25,705
Taxation credit/(charge) for the year	(13,687)	419	—	(13,268)	(3,820)	(12)	(224)	(4,056)
Profit/(loss) after taxation for the year	103,390	(16,323)	(209)	86,858	22,141	(118)	(374)	21,649
Investment properties	986,215	142,276	—	1,128,491	435,214	1,873	—	437,087
Additions to investment properties	230,723	15,024	—	245,747	190,334	96	—	190,430
Segment assets	1,009,603	155,310	—	1,164,913	453,128	1,918	223	455,269
Segment liabilities	284,340	31,299	1,071	316,710	187,287	327	447	188,061

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	10,808	—	—	10,808	45,190	—	—	45,190
Service charge income	5,675	—	—	5,675	21,485	—	—	21,485
Net property expenses	(5,861)	—	—	(5,861)	(29,186)	—	—	(29,186)
Net rental income	10,622	—	—	10,622	37,489	—	—	37,489
Net result on acquisitions and disposals	—	—	—	—	—	(55)	—	(55)
Cost connected with developments and land	—	(100)	—	(100)	—	(1,245)	—	(1,245)
Revaluation of investment properties	8,504	(78)	—	8,426	46,839	(18,558)	—	28,281
Other depreciation and amortisation	(125)	—	(41)	(166)	(55)	—	(45)	(100)
Net administrative expenses	(1,279)	—	13	(1,266)	(1,025)	(277)	(538)	(1,840)
Net operating profit/(loss)	17,722	(178)	(28)	17,516	83,248	(20,135)	(583)	62,530
Interest income	1	—	—	1	64	—	—	64
Interest expense	(2,084)	—	—	(2,084)	(2,716)	(468)	—	(3,184)
Other financial income and expenses	(32)	—	—	(32)	(6,614)	706	601	(5,307)
Profit/(loss) before taxation	15,607	(178)	(28)	15,401	73,982	(19,897)	18	54,103
Taxation credit/(charge) for the year	(2,706)	—	(109)	(2,815)	(4,272)	34	(379)	(4,617)
Profit/(loss) after taxation for the year	12,901	(178)	(137)	12,586	69,710	(19,863)	(361)	49,486
Investment properties	138,075	54	—	138,129	339,847	178,792	—	518,639
Additions to investment properties	4,318	78	—	4,396	4,646	7,927	—	12,573
Segment assets	143,433	54	227	143,714	363,911	183,154	—	547,065
Segment liabilities	66,139	—	120	66,259	95,655	23,096	1,205	119,956

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	8,222	—	—	8,222	7,000	—	—	7,000
Service charge income	3,393	—	—	3,393	2,520	—	—	2,520
Net property expenses	(4,790)	—	—	(4,790)	(2,961)	—	—	(2,961)
Net rental income	6,825	—	—	6,825	6,559	—	—	6,559
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(322)	—	(322)
Revaluation of investment properties	(455)	—	—	(455)	2,033	—	—	2,033
Other depreciation and amortisation	(98)	—	(65)	(163)	(20)	—	(24)	(44)
Net administrative expenses	(584)	—	(29)	(613)	(527)	(38)	(3)	(568)
Net operating profit/(loss)	5,688	—	(94)	5,594	8,045	(360)	(27)	7,658
Interest income	16	—	2	18	9	—	—	9
Interest expense	(551)	—	—	(551)	(412)	(290)	—	(702)
Other financial income and expenses	272	—	(4)	268	335	(1)	(2)	332
Profit/(loss) before taxation	5,425	—	(96)	5,329	7,977	(651)	(29)	7,297
Taxation credit/(charge) for the year	(527)	—	30	(497)	(253)	—	—	(253)
Profit/(loss) after taxation for the year	4,898	—	(66)	4,832	7,724	(651)	(29)	7,044
Investment properties	90,985	—	—	90,985	71,300	21,537	—	92,837
Additions to investment properties	1,125	—	—	1,125	277	—	—	277
Segment assets	98,126	—	56	98,182	72,207	21,852	358	94,417
Segment liabilities	18,175	—	359	18,534	9,308	6,150	174	15,632

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	963	—	—	963	6,204	—	—	6,204
Service charge income	931	—	—	931	1,907	—	—	1,907
Net property expenses	(1,532)	—	—	(1,532)	(3,348)	—	—	(3,348)
Net rental income	362	—	—	362	4,763	—	—	4,763
Net result on acquisitions and disposals	—	—	—	—	15,567	16,117	—	31,684
Cost connected with developments and land	—	—	—	—	—	(1,567)	—	(1,567)
Revaluation of investment properties	(377)	—	—	(377)	—	(17,445)	—	(17,445)
Other depreciation and amortisation	—	—	(10)	(10)	(28)	—	(37)	(65)
Net administrative expenses	(55)	—	—	(55)	(101)	(578)	(115)	(794)
Net operating profit/(loss)	(70)	—	(10)	(80)	20,201	(3,473)	(152)	16,576
Interest income	—	—	—	—	9	—	—	9
Interest expense	(195)	—	—	(195)	(15)	(1,894)	—	(1,909)
Other financial income and expenses	(55)	—	—	(55)	(976)	(7,135)	1	(8,110)
Profit/(loss) before taxation	(320)	—	(10)	(330)	19,219	(12,502)	(151)	6,566
Taxation credit/(charge) for the year	—	—	—	—	(2,442)	1,349	—	(1,093)
Profit/(loss) after taxation for the year	(320)	—	(10)	(330)	16,777	(11,153)	(151)	5,473
Investment properties	15,610	—	—	15,610	—	242,819	—	242,819
Additions to investment properties	37	—	—	37	—	(773)	—	(773)
Segment assets	15,869	—	70	15,939	—	277,592	111	277,703
Segment liabilities	4,191	—	35	4,226	—	44,244	22	44,266

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Reconciling
For the year ended	Standing investment segment	Development segment	Reconciling item	Total
31 December 2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—
Cost connected with developments and land	—	(695)	—	(695)
Revaluation of investment properties	—	—	—	—
Other depreciation and amortisation	—	—	(460)	(460)
Net administrative expenses	—	—	(26,268)	(26,268)
Net operating loss	—	(695)	(26,728)	(27,423)
Interest income	—	—	5,299	5,299
Interest expense	—	—	(1,085)	(1,085)
Other financial income and expenses	—	—	(21,292)	(21,292)
Loss before taxation	—	(695)	(43,806)	(44,501)
Taxation credit for the year	—	—	148	148
Loss after taxation for the year	—	(695)	(43,658)	(44,353)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	243,499	243,499
Segment liabilities	—	—	2,514	2,514

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2010

	Poland				Czech Republic
For the year ended 31	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
December 2010	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Gross rental income	51,737	—	—	51,737	25,467	—	—	25,467
Service charge income	21,013	—	—	21,013	5,914	—	—	5,914
Net property expenses	(20,876)	—	—	(20,876)	(10,027)	—	—	(10,027)
Net rental income	51,874	—	—	51,874	21,354	—	—	21,354
Net result on acquisitions and disposals	—	(129)	—	(129)	393	—	—	393
Cost connected with developments and land	—	(668)	—	(668)	—	1	—	1
Revaluation of investment properties	69,229	(35,055)	—	34,174	(13,851)	(30)	—	(13,881)
Other depreciation and amortisation	(5)	(13)	(140)	(158)	(509)	—	(94)	(603)
Net administrative expenses	(2,809)	(349)	(57)	(3,215)	(2,016)	(3)	(396)	(2,415)
Net operating profit/(loss)	118,289	(36,214)	(197)	81,878	5,371	(32)	(490)	4,849
Interest income	388	—	4	392	117	—	—	117
Interest expense	(1,913)	(129)	(4)	(2,046)	(4,662)	(2)	—	(4,664)
Other financial income and expenses	(45)	(1,566)	10	(1,601)	1,917	(61)	—	1,856
Profit/(loss) before taxation	116,719	(37,909)	(187)	78,623	2,743	(95)	(490)	2,158
Taxation credit/(charge) for the year	(16,932)	1,455	—	(15,477)	2,846	1	11	2,858
Profit/(loss) after taxation for the year	99,787	(36,454)	(187)	63,146	5,589	(94)	(479)	5,016
Investment properties	676,901	139,589	—	816,490	241,073	1,987	—	243,060
Additions to investment properties	788	14,315	—	15,103	1,505	33	—	1,538
Segment assets	710,734	148,101	984	859,819	246,728	2,035	1,326	250,089
Segment liabilities	102,832	35,412	46	138,290	86,996	317	756	88,069

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended 31 December 2010	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000
Gross rental income	10,459	—	—	10,459	37,414	—	—	37,414
Service charge income	5,317	—	—	5,317	20,661	—	—	20,661
Net property expenses	(5,883)	—	—	(5,883)	(27,593)	—	—	(27,593)
Net rental income	9,893	—	—	9,893	30,482	—	—	30,482
Net result on acquisitions and disposals	—	—	—	—	(191)	6	—	(185)
Cost connected with developments and land	—	—	—	—	—	(562)	—	(562)
Revaluation of investment properties	3,031	—	—	3,031	26,332	(13,502)	—	12,830
Other depreciation and amortisation	(174)	—	—	(174)	(115)	—	—	(115)
Net administrative expenses	(955)	—	—	(955)	(855)	—	(237)	(1,092)
Net operating profit/(loss)	11,795	—	—	11,795	55,653	(14,058)	(237)	41,358
Interest income	1	—	—	1	4	—	2	6
Interest expense	(1,819)	—	—	(1,819)	(1,680)	(253)	—	(1,933)
Other financial income and expenses	(11)	—	—	(11)	286	176	166	628
Profit/(loss) before taxation	9,966	—	—	9,966	54,263	(14,135)	(69)	40,059
Taxation credit/(charge) for the year	(1,251)	—	—	(1,251)	(2,234)	217	(25)	(2,042)
Profit/(loss) after taxation for the year	8,715	—	—	8,715	52,029	(13,918)	(94)	38,017
Investment properties	125,253	—	—	125,253	284,819	181,916	—	466,735
Additions to investment properties	1,952	17	—	1,969	3,144	8,344	—	11,488
Segment assets	131,640	—	425	132,065	304,563	195,459	4,576	504,598
Segment liabilities	66,050	—	382	66,432	75,260	22,840	682	98,782

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended 31 December 2010	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000
Gross rental income	8,009	—	—	8,009	7,779	—	—	7,779
Service charge income	3,214	—	—	3,214	2,873	—	—	2,873
Net property expenses	(4,973)	—	—	(4,973)	(3,859)	—	—	(3,859)
Net rental income	6,250	—	—	6,250	6,793	—	—	6,793
Net result on acquisitions and disposals	—	—	—	—	—	—	—	—
Cost connected with developments and land	—	—	—	—	—	(70)	—	(70)
Revaluation of investment properties	(3,023)	—	—	(3,023)	(10,128)	(1,820)	—	(11,948)
Other depreciation and amortisation	(1,214)	—	(30)	(1,244)	(139)	—	(28)	(167)
Net administrative expenses	(575)	—	—	(575)	(802)	(6)	—	(808)
Net operating profit/(loss)	1,438	—	(30)	1,408	(4,276)	(1,896)	(28)	(6,200)
Interest income	22	—	11	33	7	—	1	8
Interest expense	(1,106)	—	—	(1,106)	(263)	(120)	—	(383)
Other financial income and expenses	21	—	—	21	45	(4)	—	41
Profit/(loss) before taxation	375	—	(19)	356	(4,487)	(2,020)	(27)	(6,534)
Taxation credit/(charge) for the year	3,374	—	—	3,374	105	—	(2)	103
Profit/(loss) after taxation for the year	3,749	—	(19)	3,730	(4,382)	(2,020)	(29)	(6,431)
Investment properties	90,315	—	—	90,315	68,990	21,538	—	90,528
Additions to investment properties	837	—	—	837	258	568	—	826
Segment assets	97,664	—	513	98,177	70,691	21,778	192	92,661
Segment liabilities	25,807	—	350	26,157	9,479	6,089	124	15,692

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey
For the year ended 31 December 2010	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000
Gross rental income	1,042	—	—	1,042	9,555	—	—	9,555
Service charge income	895	—	—	895	4,254	—	—	4,254
Net property expenses	(1,567)	—	—	(1,567)	(6,330)	—	—	(6,330)
Net rental income	370	—	—	370	7,479	—	—	7,479
Net result on acquisitions and disposals	—	—	—	—	—	(75)	—	(75)
Cost connected with developments and land	—	—	—	—	—	(1,213)	—	(1,213)
Revaluation of investment properties	(3,050)	—	—	(3,050)	1	16,403	—	16,404
Other depreciation and amortisation	—	—	—	—	(106)	(900)	(14)	(1,020)
Net administrative expenses	(136)	—	—	(136)	(840)	(304)	—	(1,144)
Net operating profit/(loss)	(2,816)	—	—	(2,816)	6,534	13,911	(14)	20,431
Interest income	—	—	—	—	19	—	—	19
Interest expense	—	—	—	—	(574)	(813)	—	(1,387)
Other financial income and expenses	(11)	—	—	(11)	914	1,246	—	2,160
Profit/(loss) before taxation	(2,827)	—	—	(2,827)	6,893	14,344	(14)	21,223
Taxation charge for the year	—	—	—	—	(1,043)	(1,517)	—	(2,560)
Profit/(loss) after taxation for the year	(2,827)	—	—	(2,827)	5,850	12,827	(14)	18,663
Investment properties	15,950	—	—	15,950	—	239,880	—	239,880
Additions to investment properties	—	—	—	—	—	7,971	—	7,971
Segment assets	16,570	—	—	16,570	127,639	282,570	182	410,391
Segment liabilities	4,100	—	—	4,100	27,521	56,318	—	83,839

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Bulgaria, Ukraine, Georgia				Reconciling
For the year ended 31 December 2010	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000	Standing investment segment € ‘000	Development segment € ‘000	Reconciling item € ‘000	Total € ‘000
Gross rental income	—	—	—	—	—	—	—	—
Service charge income	—	—	—	—	—	—	—	—
Net property expenses	—	—	—	—	—	—	—	—
Net rental income	—	—	—	—	—	—	—	—
Net result on acquisitions and disposals	—	—	—	—	(168)	—	—	(168)
Cost connected with developments and land	—	(220)	—	(220)	—	(753)	—	(753)
Revaluation of investment properties	—	(3,322)	—	(3,322)	(30)	(296)	—	(326)
Other depreciation and amortisation	—	—	—	—	(1)	—	(387)	(388)
Net administrative expenses	—	(62)	—	(62)	—	—	(22,014)	(22,014)
Net operating loss	—	(3,604)	—	(3,604)	(199)	(1,049)	(22,401)	(23,649)
Interest income	—	—	—	—	2	—	6,251	6,253
Interest expense	—	(115)	—	(115)	(3)	—	(6,022)	(6,025)
Other financial income and expenses	—	1,114	—	1,114	—	1	8,840	8,841
Loss before taxation	—	(2,605)	—	(2,605)	(200)	(1,048)	(13,332)	(14,580)
Taxation credit for the year	—	190	—	190	—	—	24	24
Loss after taxation for the year	—	(2,415)	—	(2,415)	(200)	(1,048)	(13,308)	(14,556)
Investment properties	—	49,706	—	49,706	—	—	—	—
Additions to investment properties	—	1,705	—	1,705	—	2	—	2
Segment assets	—	51,670	—	51,670	—	1	389,390	389,391
Segment liabilities	—	16,312	—	16,312	—	—	80,783	80,783

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.36 Investment in Group undertakings

During 2011, Atrium purchased:

•	49.9% of the shares in the company Multi Veste 2 Sp. z o.o. and now owns 100% of this entity; Multi Veste 2 Sp. z o.o. was subsequently renamed Atrium Koszalin Sp. z o.o.;

•	20% of SOFIA PARK AD and now owns 100% of this entity;

•	20% of BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S and now owns 100% of this entity.

Atrium also acquired 3 companies:

•	FLÓRA-SEN s.r.o. in the Czech Republic;

•	Allegra Investments Sp. z o.o. in Poland;

•	Hedan S.A.in Luxemburg;

Furthermore, Atrium established five companies in Poland, Atrium Poland 1 Sp. z o.o., Atrium Poland 2 Sp. z o.o., Atrium Poland 3 Sp. z o.o., Wiosenny Atrium Poland Real Estate Management Sp. z o.o. S.K.A., Zielony Atrium Poland Real Estate Management Sp. z o.o. S.K.A. and one in the Czech Republic Atrium Flóra a.s.

1.37 Subsidiaries liquidated or dissolved

In 2011, the Group sold four wholly owned subsidiaries MEL 2 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., MEL 3 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S., MEL 4 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S. and TRABZON TICARET MERKEZI A.S.; it also liquidated four wholly owned subsidiaries DALMAZZIO INVESTMENTS LIMITED, INOPOS-LE GRAND HOLDINGS LIMITED, TRESSERUS INVESTMENTS LIMITED and Osaühing Manhattan Properties.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.38 Categories of financial instruments

The Group distinguishes the following categories of financial instruments as required by IFRS 7:

	Carrying	Loans and	Financial liabilities	Financial liabilities
	amount	receivables	at amortised cost	at fair value
2011	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Financial assets
Long term financial instruments	41,240	41,240	—	—
Receivables from tenants	14,267	14,267	—	—
Other receivables	3,062	3,062	—	—
Short term financial instruments	101	101	—	—
Cash and cash equivalents	234,924	234,924	—	—
Total financial assets	293,594	293,594	—	—
Financial liabilities
Long term borrowings	542,662	—	542,662	—
Derivatives	9,060	—	—	9,060
Long term liabilities from leases	44,483	—	44,483	—
Other long term liabilities	17,457	—	17,457
Trade and other payables	23,533	—	23,533	—
Payables related to acquisitions	485	—	485	—
Accrued expenditure	22,959	—	22,959	—
Short term borrowings	25,330	—	25,330	—
Total financial liabilities	685,969	—	676,909	9,060

	Carrying	Loans and	Financial liabilities at
	amount	receivables	amortised cost
2010	€ ‘000	€ ‘000	€ ‘000
Financial assets
Long term financial instruments	52,019	52,019	—
Receivables from tenants	10,247	10,247	—
Other receivables	6,180	6,180	—
Short term financial instruments	7,059	7,059	—
Cash and cash equivalents	373,524	373,524	—
Total financial assets	449,029	449,029	—
Financial liabilities
Long term borrowings	364,129	—	364,129
Long term liabilities from leases	20,591	—	20,591
Other long term liabilities	12,913	—	12,913
Trade and other payables	36,292	—	36,292
Payables related to acquisitions	82	—	82
Accrued expenditure	22,546	—	22,546
Short term borrowings	61,106	—	61,106
Total financial liabilities	517,659	—	517,659

ATRIUM EUROPEAN REAL ESTATE LIMITED

The fair values of non current bonds and non current loans presented under long term financial liabilities are disclosed in note 1.18. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 1.14.

1.39 Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. In the initial phase of growth a Group company (a subsidiary) mainly relies on equity, and to a smaller extent debt, as a source of financing. The Group has always applied a conservative funding strategy.

Group management constantly assesses and reports the risk exposures of the Group to the Board of Directors. Together with the monthly management reporting, Board meetings are held at least quarterly.

The capital structure of the Group is described in note 1.16.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks arising on development are commercial, procedural, financial and technical risks. Examples of commercial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are mitigated also by a primary detailed analysis. Further, the Group uses external professionals to deal with procedural actions, project design, construction and other associated matters. Although management has implemented controls to mitigate development risk, the turbulence on the global real estate markets has required management to redesign and reconsider many of the projects once again.

Developments which are found to be incompatible with the Group’s development objectives are carefully reviewed by the Group’s development and design teams in order to find the best configurations for continued development in the existing market conditions. This may include re-designing the property to allow for a better utilisation of building rights, space and gross lettable area, the thorough analysis and improvement of development budgets, re-scheduling construction and re-negotiating enabling agreements where appropriate.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral are represented by deposits from tenants and cover rents of one to three months. In 2011, the Group had secured long term deposits from tenants amounting to €16.9 million (2010: €12.2 million) and short term deposits amounting to €5.6 million (2010: €3.9 million).

The table in note 1.10 provides an ageing analysis of receivables from tenants and gives an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 1.38, represents the maximum credit exposure from financial assets.

Refer also to the note 1.40 for further discussion on loans to associates.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made management reviews the credit ratings of the banking institutions and only banks with credit ratings of an investment grade or better are selected.

Liquidity risk

Liquidity within the Group is managed by appropriate liquidity planning and through an adequate financing structure.

The Group’s liquidity requirements arise primarily from the need to fund its development projects, property acquisitions and other capital expenditures, debt servicing costs, property management services and operating expenses. To date, these have been funded through a combination of equity funding, bonds and bank borrowings, and, to a lesser extent, from cash flow from operations (including rental income and service charges).

The liquid funds, comprising cash and cash equivalents note 1.14, amounted to €234.9 million as at 31 December 2011 (2010: €373.5 million). The total net liquid funds calculated as cash and cash equivalents plus financial instruments (short term) less short term borrowings, amounts to €209.7 million (2010: €319.5 million).

ATRIUM EUROPEAN REAL ESTATE LIMITED

The table below analyses the Group’s financial liabilities, including interest payments, based on maturity. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Carrying		Total contractual	One year	One to two	Two to five	More than five
	amount		cash flows	or less	years	years	years
2011	€ ‘000		€ ‘000	€ ‘000	€ ‘000	€ ‘000	€ ‘000
Borrowings	572,667	*	697,363	50,780	150,270	239,589	256,724
Derivatives	9,060		7,809	3,127	3,007	2,921	(1,246)
Other liabilities**	104,242		306,894	44,134	8,341	22,285	232,134
Total	685,969		1,012,066	98,041	161,618	264,795	487,612

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions and accrued expenditure.

2010
Borrowings	431,727	*	512,478	82,148	32,248	262,204	135,878
Other liabilities**	128,152		224,086	117,141	2,218	12,891	91,836
Total	559,879		736,564	199,289	34,466	275,095	227,714

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions, liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis by the Group’s leasing managers in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis by management.

Key factors such as market yields, gross and net rental income are used in the fair value measurement of investment properties. Sensitivity of the fair value to these factors can be tested by altering the key factors as outlined in the table below.

	Impact on standing investments fair value
	2011	2010
Sensitivity analysis	€ ‘000	€ ‘000
Increase of 0.25% to discount rate	2,017,198	1,463,626
Decrease of 0.25% to discount rate	2,140,980	1,545,187
Increase of 5% in stabilised (forecasted) net rental income	2,181,109	1,578,466
Decrease of 5% in stabilised (forecasted) net rental income	1,973,384	1,428,136
Fair Value	2,077,246	1,503,301

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Impact on developments and land fair value
	2011	2010
Sensitivity analysis	€ ‘000	€ ‘000
Increase of 0.25% to discount rate	507,491	562,625
Decrease of 0.25% to discount rate	672,186	710,255
Increase of 5% in total development cost	492,621	529,715
Decrease of 5% in total development cost	682,081	739,521
Increase of 5% in forecasted net rental income	723,506	784,049
Decrease of 5% in forecasted net rental income	451,196	485,186
Fair Value	587,351	634,616

Price risk

The Group is not materially exposed to price risk resulting from financial instruments as it does not own financial instruments whose value would fluctuate as a result of changes in market prices (other than those arising from interest rate risk or currency risk).

However, the Group owns investment properties valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly up to date available data and research relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to the price risk resulting from movements in the Group’s asset values that could change significantly during subsequent periods. At present, management is not able to assess with accuracy the extent of such changes.

Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Currency risks arising from investment properties and from financial instruments denominated in the functional currency do not represent a currency risk as defined by IFRS 7.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, reducing currency risk.

The Group is mainly financed in EUR. The Group currently has 77% of GRI denominated in EUR (2010: 77%) 5% in USD (2010: 5%) and 18% in local currencies (2010: 18%). GRI denominated in USD is generated mainly from Russia.

Fluctuations in foreign exchange rates also have an impact on the fair value of investment properties mainly in the entities where the functional currency differs from the presentation currency.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The following tables set out the Group’s total exposure to foreign currency risk and net exposure to foreign currencies of the financial assets and liabilities:

	Financial	Financial	Net exposure
	assets	liabilities
2011	€ ‘000	€ ‘000	€ ‘000
CZK	7,132	(42,680)	(35,548)
HUF	3,044	(2,402)	642
PLN	45,115	(41,000)	4,115
DKK	38	—	38
RON	927	(633)	294
RUB	12,328	(19,027)	(6,699)
TRY	2	(2,513)	(2,511)
LVL	274	(327)	(53)
BGN	0	(24)	(24)
UAH	4	(8)	(4)
USD	241	(9,425)	(9,184)

	Financial	Financial	Net exposure
	assets	liabilities
2010	€ ‘000	€ ‘000	€ ‘000
CZK	5,175	(43,709)	(38,534)
HUF	5,908	(3,446)	2,462
PLN	63,863	(28,991)	34,872
DKK	310	—	310
RON	1,682	(1,447)	235
RUB	9,421	(14,478)	(5,057)
TRY	4,485	(4,501)	(16)
LVL	144	(254)	(110)
BGN	173	(2,619)	(2,446)
UAH	15	(251)	(236)
GEL	2	—	2
GBP	4	—	4
USD	27,030	(11,135)	15,895

Sensitivity Analysis

The table below indicates how a 10 percentage point strengthening of the Euro against the currencies below stated at 31 December 2011 and 31 December 2010 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. Recording and measurement of foreign currency results follows the principles outlined in standard IAS 21.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non financial assets or liabilities.

	2011	2010
	Gain/(Loss)	Gain/(Loss)
	€ ‘000	€ ‘000
CZK	(3,555)	(3,853)
HUF	64	246
PLN	412	3,487
DKK	4	31
RON	29	24
RUB	(670)	(506)
TRY	(251)	(2)
LVL	(5)	(11)
BGN	(2)	(245)
UAH	(1)	(24)
USD	(918)	1,589

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are hedged by making use of financial derivatives (interest rate swaps). As all financial instruments other than the derivatives, were measured at amortised cost in 2011, there were no value movements due to interest rate risk fluctuations in 2011. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on and received from financial instruments bearing variable interest rates. The carrying amounts of these instruments are stated in the table below:

	2011	2010
	€ ‘000	€ ‘000
Variable rate instruments
Financial assets	—	7,059
Financial liabilities	(231,532)	(252,935)
Total	(231,532)	(245,876)

The Group’s management analyses interest rate exposure arising from long term borrowings on a regular basis. As at 31 December 2011, 59% (2010: 41%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

Numerous general economic factors cause interest rates to fluctuate; in addition, interest rates are highly sensitive to a government’s monetary policy, domestic and international economic and political conditions, the situation in the financial markets and inflation rates. Interest rates on real estate loans are also affected by other factors specific to real estate finance and equity markets, such as changes in real estate values and overall liquidity in the real estate debt and equity markets.

Increases in interest rates could adversely affect the Group’s ability to finance or refinance additional borrowings, as the availability of financing and refinancing proceeds may be reduced to the extent that income from properties fails to increase sufficiently to maintain debt service coverage.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Sensitivity Analysis

The Group seeks to safeguard its results and cash flow against interest rate fluctuations by using financial derivatives (interest rate swaps) to hedge financial instruments bearing variable interest rates.

As at 31 December 2011 and 31 December 2010, it was estimated that a general increase of one percentage point (100 basis points) in interest rates would increase the Group’s interest expense arising from variable interest rate instruments and subsequently decrease the profit for the year by approximately €2.3 million (2010: €2.5 million). The same would be true for a one percentage point (100 basis points) decrease, which would increase the profit for the year by approximately the same amount.

1.40 Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2011 and 31 December 2010, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

•	Gazit-Globe Ltd (“Gazit-Globe”) which held 117,862,332 shares (2010: 111,829,615 shares) in Atrium, representing approximately 31.6% (2010: 30.0%) of Atrium’s total shares as at 31 December 2011; and

•	Apollo Global Real Estate (“Apollo”) which held 72,486,084 shares in Atrium, representing approximately 19.5% (2010: 19.5%) of Atrium’s total shares as at 31 December 2011 and as at 31 December 2010.

Gazit-Globe and Apollo jointly held approximately 51.0% (2010: 49.5%) of Atrium’s shares in issue as at 31 December 2011.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a.     Chaim Katzman, Director and Chairman of the Board of Directors of Atrium together with a family member held 240,000 shares (2010: 190,000 shares) in Atrium as at 31 December 2011. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 32,645,097 of Atrium’s shares (2010: 35,893,464 shares), as at 31 December 2011. Together, these direct and indirect holdings represented approximately 8.8% of Atrium’s total shares as at 31 December 2011. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

b.     Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 4,521 Atrium shares, as at 31 December 2011. This indirect holding represents approximately 0.001% of the Company’s total shares, as at 31 December 2011. Aharon Soffer is also the President of Gazit-Globe.

c.     Dipak Rastogi, Director, held through his family trust an indirect investment of 435,755 shares (2010: 426,729 shares) in Atrium as at 31 December 2011.

d.     Joseph Azrack, Director, held an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2011. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 72,486,085 Atrium shares, including the 10,661 shares indirectly beneficially owned by Mr. Azrack.

ATRIUM EUROPEAN REAL ESTATE LIMITED

e.     Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2011.

f.     Peter Linneman, Director, received 24,260 shares in the Atrium in lieu of annual directors’ fees in 2011 which represents his total holding in Atrium as at 31 December 2011.

g.     Neil Hasson, former Director, held through his holding of Apollo shares, an indirect investment of 22,237 ordinary shares in Atrium as at the date of his resignation on 16 August 2011. In 2011, Neil Hasson also received a consultancy fee of €0.6 million in connection with strategic consulting and litigation support provided to the Group.

Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of €0.5 million (2010: €0.4 million) plus security expenses of €7,000 (2010: €7,000) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of €0.8 million (2010: €1.5 million) to MGN Icarus Inc. a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and the management for property tours and other business activities.

The remuneration of the non-executive directors arising from the directors’ contracts charged to Atrium amounted to €0.4 million for the year 2011 (2010: €0.4 million).

During the year ended 31 December 2011, the total compensation paid to executive management personnel amounted to €4.0 million (2010: €3.6 million) and share based payment expenses amounted to €1.0 million (2010: €1.1 million).

Transactions with associates are represented by loans provided in 2006 with a book value of €35.4 million (2010: €37.7 million) as at 31 December 2011. The loans are granted to Euro Mall Polska XVI SP zoo, Euro Mall Polska XIX SP zoo and Euro Mall Polska XX SP zoo, entities in which the Group held a 24% stake at 31 December 2011. These loans have a fixed interest rate of 6.7% per year and they are secured.

The Group used the legal services of €0.6 million (2010: €0.5 million) provided by Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine. Amounts were billed based on arm’s length rates for such services.

Atrium did not conclude any contracts with Aztec Financial Services (Jersey) Limited except for a services contract of €0.2 million (2010: €0.2 million), connected with the provision of administration, company secretarial and registrar services for Atrium. Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.41 Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Receipts (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

On 7 February 2012, the Jersey Financial Services Commission reconfirmed its conclusions, following an investigation commenced in July 2008, that the ADC Purchases involved no breach of the relevant articles of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong-doing.

Atrium is involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 31 December 2011 the value of the claims and proceedings to which Atrium is a party in this regard was less than €7.65 million for which no provision has been made. Atrium rejects the claims. Up to the date of authorisation of this Annual Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the financial statements.

There are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

Pursuant to a settlement agreement dated 17 June 2011 between Atrium, Meinl Bank AG (“Meinl Bank”), Mr. Julius Meinl and the other parties to a number of pending legal proceedings, all disputes between Atrium, Meinl Bank and the other parties pursuant to these proceedings have been resolved. Atrium has been provided with a broad release of any and all claims by Meinl Bank and Mr. Julius Meinl and their affiliates under this settlement. An independent committee of the Atrium Board comprising directors with no personal involvement in a derivative action in the Royal Court of Jersey that comprised one of these proceedings separately investigated the matters alleged in the derivative action. This committee, which established its own procedures and took independent legal advice, determined that there was no basis for the claims made against directors of Atrium in the derivative action and no benefit to Atrium in pursuing the action.

The continuing uncertainty in the global markets, especially the euro zone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not at present able to assess with accuracy the extent of any such changes.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.42 Subsequent events

In January 2012, Gazit-Globe raised its stake in the Group to 33.28% of the shares, or 32.85% on a fully diluted basis (as at 31 December 2011 reported stake 31.7%) .

In January 2012, the Group acquired 23% of MD TIME HOLDING LIMITIED and now owns 100% of the entity. A consideration of €8.89 million was paid in respect of these shares.

KPMG Channel Islands Limited P.O. Box 453 St Helier Jersey JE4 8WQ Channel Islands	5 St Andrew’s Place Charing Cross, St Helier Jersey JE4 8WQ Channel Islands

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

Jersey, Channel Islands

March 15, 2012