Form 20-F
period 2013-12-31
Gazit-Globe Ltd
filed 2014-04-16
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Gil Kotler,

Senior Executive Vice President and Chief Financial Officer

Tel: (972)(3) 694-8000

Email: gkotler@gazitgroup.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 175,890,554 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

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

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-Accelerated Filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):    ☐  Yes    ☒  No

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

i

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated in its financial statements or that are jointly controlled entities, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries or affiliates.

Except where the context otherwise requires, references in this annual report to:

•	“adjusted EPRA FFO” means EPRA FFO (as defined below) as adjusted for: CPI and exchange rate linkage differences; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses (through 2011) derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of the engagement of senior Group officers; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement (through 2011); and extraordinary legal proceedings not related to the reporting periods.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•	“community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

•	“consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

•	“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, various capital gains and losses, gains (losses) from early redemption of debentures and unwinding of financial derivatives, gains from bargain purchase, goodwill impairment, changes in the fair value through profit or loss with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

•	“GLA” means gross leasable area.

•	“Group” – the Company, its subsidiaries and its jointly controlled entities.

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•	“neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

•	“NOI” means net operating income.

•	“reporting date” or “balance sheet date” means December 31, 2013.

•	“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. a wholly-owned subsidiary through which Gazit Development currently holds 73.9% of the share capital and voting rights of U. Dori Group Ltd.

•	“Atrium” means Atrium European Real Estate Limited, an equity-accounted jointly-controlled affiliate, (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•	“Dori Group” means U. Dori Group Ltd. (TASE: DORI) and its subsidiaries, including U. Dori Construction Ltd. which is also traded on the Tel Aviv Stock Exchange, and U. Dori Construction Ltd.’s wholly-owned subsidiaries and related companies.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•	“Gazit America” means Gazit America Inc., a wholly-owned subsidiary, which as of December 31, 2013, held indirectly 12.1% of Equity One’s share capital and which prior to August 8, 2012 was the owner of ProMed Canada.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and holds 73.9% of Dori Group through Acad.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), a Panamanian company (formerly known as Gazit Inc.) which had voting power of 50.6% of our issued ordinary shares as of April 10, 2014.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owned and operated medical office buildings in Canada prior to August 8, 2012 when such assets were sold to First Capital.

•	“Ronson” means Ronson Europe N.V., a company in which Dori Group, as of December 31, 2013, owns 39.8% of its share capital, that is incorporated in the Netherlands and whose securities are listed on the Warsaw Stock Exchange in Poland.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owned and operated senior housing facilities in the United States, which were sold during 2012 and 2013.

Unless otherwise noted, all monetary amounts are in NIS and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.471 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2013. References herein to (i) “New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” mean the legal currency of Brazil.

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

A. Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31 2009, 2010, 2011, 2012, and 2013 and the selected consolidated balance sheet data set forth below as of December 31, 2009, 2010, 2011, 2012 and 2013 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS.

The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2013. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.471 = U.S.$ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2013. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data)(1)	NIS					U.S.$
Statement of Income Data:
Rental income	4,084	4,147	4,718	5,249	5,146	1,483
Property operating expenses	1,369	1,341	1,522	1,705	1,689	487

Net operating rental income	2,715	2,806	3,196	3,544	3,457	996
Revenues from sale of buildings, land and construction works performed(2)	596	—	1,001	1,749	1,794	517
Cost of buildings sold, land and construction works performed(2)	554	—	967	1,665	1,667	480

Gross profit from sale of buildings, land and construction works performed	42	—	34	84	127	37

Total gross profit	2,757	2,806	3,230	3,628	3,584	1,033

Fair value gain (loss) from investment property and investment property under development, net(3)	(1,922)	935	1,670	1,913	933	269
General and administrative expenses	(584)	(569)	(733)	(648)	(582)	(168)
Other income	777	21	115	164	218	63
Other expenses	(41)	(46)	(110)	(47)	(74)	(21)
Company’s share in earnings (losses) of equity-accounted investees, net	(268)	171	334	299	161	46

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data)(1)	NIS					U.S.$
Operating income	719	3,318	4,506	5,309	4,240	1,222
Finance expenses	(1,793)	(1,764)	(2,197)	(2,214)	(2,185)	(630)
Finance income	1,551	525	72	120	549	158
Increase in value of financial investments	81	—	—	—	—	—

Income before taxes on income	558	2,079	2,381	3,215	2,604	750
Taxes on income (tax benefit)	(142)	390	328	681	294	84

Net income	700	1,689	2,053	2,534	2,310	666

Net income (loss) attributable to:
Equity holders of the Company	1,101	831	719	957	977	282
Non-controlling interests	(401)	858	1,334	1,577	1,333	384

	700	1,689	2,053	2,534	2,310	666

Net earnings per share attributable to equity holders of the Company:
Basic net earnings per share	8.49	5.89	4.65	5.80	5.70	1.64
Diluted net earnings per share	8.47	5.87	4.30	5.59	5.64	1.62

	Year Ended December 31,
(In thousands)	2009	2010	2011	2012	2013
Weighted average number of shares used to calculate:
Basic earnings per share	129,677	141,150	154,456	164,912	171,103
Diluted earnings per share	129,706	141,387	154,783	165,016	171,413

(1)	We have early adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 28R, Investments in Associates and Joint Ventures, and IAS 27R – Separate Financial Statements (collectively: the “New Standards”) starting from the consolidated financial statements of the second quarter of 2012. Additionally, we implemented the amendment to IAS 12 in the first quarter of 2012 as prescribed by IFRS (the New Standards and the amendment to IAS 12, collectively, the “New IFRSs”) with the effective adoption date being January 1, 2010 in accordance with the New IFRSs’ transition provisions. Accordingly, the data shown above for the year ended December 31, 2009 is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, both revenue from sale of buildings and cost of buildings sold would have been reduced substantially but we estimate that the impact on net income (loss) would have been immaterial.
(2)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by Dori Group and starting in 2013, First Capital. Cost of buildings sold, land and construction works performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. See also footnote (1) above.
(3)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1)	NIS					U.S.$
Selected Balance Sheet Data:
Equity-accounted investees	45	3,694	4,390	4,713	5,919	1,705
Investment property	42,174	41,242	51,014	55,465	53,309	15,358
Investment property under development	2,994	2,266	2,198	2,806	2,479	714
Total assets	51,504	50,408	64,599	71,062	68,088	19,616
Long term interest-bearing liabilities from financial institutions and others(2)	17,162	14,644	18,973	19,433	12,692	3,656
Long term debentures(3)	13,862	13,768	15,379	18,500	22,231	6,405
Total liabilities	38,238	35,217	44,971	48,413	45,269	13,042
Equity attributable to equity holders of the Company	5,189	5,986	7,310	7,849	8,009	2,307
Non-controlling interests	8,077	9,205	12,318	14,800	14,810	4,267
Total equity	13,266	15,191	19,628	22,649	22,819	6,574

(1)	As stated above, we have adopted and implemented the New IFRSs during 2012 with the effective adoption date being January 1, 2010. Accordingly, the numbers shown above as of December 31, 2009 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned date the most significant impact would have been to include Atrium as equity-accounted investee as of December 31, 2009 instead of its proportionate consolidation as presented above. However, we estimate that the impact on shareholders equity and on total equity would have been immaterial.
(2)	As of December 31, 2013, NIS 5.3 billion (U.S.$ 1.5 billion) of our interest-bearing liabilities from financial institutions (including current maturities) were unsecured and the remainder were secured.
(3)	As of December 31, 2013, NIS 861 million (U.S.$ 248 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2009	2010	2011	2012	2013
Other Operating Data(1):
Number of Group operating properties	629	646	642	622	577
Total Group GLA (in thousands of sq. ft.)	67,559	70,006	72,903	73,292	71,431
Group occupancy (%)	93.6	93.9	94.3	95.0	95.0

(1)	Includes equity-accounted jointly controlled companies.

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data) (1)	NIS					U.S.$
Other Financial Data:
NOI(2)	2,729	2,806	3,196	3,544	3,457	996
Adjusted EBITDA(2)	2,254	2,548	2,864	3,301	3,334	961
Dividends	186	211	241	264	298	87
Dividends per share	1.42	1.48	1.56	1.60	1.72	0.50
EPRA FFO(2)(3)	223	141	102	366	351	101
Adjusted EPRA FFO(2)(3)	420	359	405	533	585	169

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	926	659	1,126	1,393	1,218	351
Investing activities	(677)	(2,548)	(4,217)	(4,646)	(2,237)	(644)
Financing activities	1,225	1,589	4,017	3,490	428	123

	As of December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1)	NIS					U.S.$
EPRA NAV(2)(3)(4)	6,108	6,709	8,762	10,049	10,261	2,956
EPRA NNNAV(2)(3)	5,472	5,195	6,893	7,324	7,568	2,180

(1)	As stated above, we have early adopted and implemented the New IFRSs during 2012 with the effective adoption date being January 1, 2010. Accordingly, the data shown above as of December 31, 2009 and for the year then ended is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned year, we estimate that the impact on the above figures would have been immaterial.
(2)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Item 5—Operating and Financial Review and Prospects”.
(3)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.
(4)	EPRA NAV was retrospectively adjusted to reflect an update in EPRA Best Practice Recommendations published in January 2014. See “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” for further details.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
High	4.25	3.89	3.82	4.08	3.79
Low	3.69	3.54	3.36	3.70	3.47
Period end	3.77	3.54	3.82	3.73	3.47
Average Rate	3.92	3.73	3.58	3.86	3.61

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

Month	High (NIS)	Low (NIS)
October 2013	3.57	3.52
November 2013	3.57	3.52
December 2013	3.53	3.47
January 2014	3.51	3.48
February 2014	3.55	3.50
March 2014	3.50	3.46

On April 10, 2014 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.47 to $1.00.

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

In 2013, our rental income (assuming full consolidation of jointly-controlled entities) was derived 33.1% from Canada, 20.9% from the United States, 22.2% from Northern and Western Europe, 20.2% from Central and Eastern Europe, 3.1% from Israel, and 0.5% from Brazil. During the recent economic downturn, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe, and a lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 92.4% as of December 31, 2013. In addition, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets were devalued during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of our markets has continued to gradually improve, particularly in the United States and Canada, macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants of our public subsidiaries, have been vulnerable to declining sales and reduced access to capital. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

Revenue from our properties depends on the success of our tenants.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Any reduction in the tenants’ abilities to pay rent or other charges on a timely basis, including the filing by the tenants for bankruptcy protection, could adversely affect our financial condition and results of operations. In the event of default by tenants, our subsidiaries and affiliates may experience delays and unexpected costs in enforcing their rights as landlords under the leases, which may also adversely affect our financial condition and results of operations.

The economic performance and value of our shopping centers depend on many factors, each of which could have an adverse impact on our cash flows and operating results.

The economic performance and value of our properties can be affected by many factors, including the following:

•	Economic uncertainty or downturns in general, or in the areas where our properties are located;

•	Local conditions, such as an oversupply of space, a reduction in demand for retail space or a change in local demographics;

•	The attractiveness of our properties to tenants and competition from other available space;

•	The adverse financial condition of some large retail companies and ongoing consolidation within the retail sector;

•	The growth of super-centers and warehouse club retailers and their adverse effect on traditional grocery chains;

•	Changes in the perception of retailers or shoppers regarding the safety, convenience and attractiveness of our shopping centers and changes in the overall climate of the retail industry;

•	The ability of our subsidiaries and affiliates to provide adequate management services and to maintain our properties;

•	Increased operating costs, if these costs cannot be passed through to tenants;

•	The expense of periodically renovating, repairing and re-letting spaces;

•	The impact of increased energy costs and/or extreme weather conditions on consumers and its consequential effect on the number of shopping visits to our properties; and

•	The consequences of any armed conflicts or terrorist attacks.

To the extent that any of these conditions occur or accelerate, they are likely to impact market rents for retail space, portfolio occupancy, our ability to sell, acquire or develop properties, and cash available for distribution to stockholders.

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

We are particularly dependent upon large tenants that serve as anchors in our shopping centers and decisions made by these tenants or adverse developments in their businesses could have a negative impact on our financial condition.

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 16.1% of Citycon’s rental income in 2013, Publix accounted for 3.8% of Equity One’s total annual minimum rent as of December 31, 2013 and Sobey’s accounted for 7.1% of First Capital’s total annual minimum rent as of December 31, 2013. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 18% of our total rental income in 2013, assuming full consolidation of equity-accounted jointly-controlled entities. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants’ ability to make lease payments or could result in them terminating their leases. These changes include, among others:

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

Internet sales can have an impact on our tenants and our business.

The use of the internet by consumers continues to gain in popularity and growth in internet sales is likely to continue in the future. The increase in internet sales could result in a downturn in the business of some of our current tenants and could affect the way other current and future tenants lease space. For example, the migration towards internet sales has led many retailers to reduce the number and size of their traditional “bricks and mortar” locations in order to increasingly rely on e-commerce and alternative distribution channels. Many tenants also permit merchandise purchased on their websites to be picked up at, or returned to, their physical store locations, which may have the effect of decreasing the reported amount of their in-store sales and the amount of rent we are able to collect from them (particularly with respect to those tenants who pay rent based on a percentage of their in-store sales). We cannot predict with certainty how growth in internet sales will impact the demand for space at our properties or how much revenue will be generated at traditional store locations in the future. If we are unable to anticipate and respond promptly to trends in retailer and consumer behavior, our occupancy levels and financial results could be negatively impacted.

Future terrorist acts and shooting incidents could harm the demand for, and the value of, our properties.

Over the past few years, a number of terrorist acts and shootings have occurred at retail properties throughout the world, including highly publicized incidents in Arizona, New Jersey, Maryland, Oregon and Kenya. In the event concerns regarding safety were to alter shopping habits or deter customers from visiting shopping centers, our tenants would be adversely affected as would the general demand for retail space. Additionally, if such incidents were to continue, insurance for such acts may become limited or subject to substantial cost increases.

Many of our real estate costs are fixed, even if income from our properties decreases.

Our financial results depend in part on leasing space in the properties to tenants on favorable financial terms. Costs associated with real estate investment, such as real estate taxes, insurance and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the property. As a result, cash flow from the operations of the properties may be reduced if a tenant does not pay its rent or we are unable to fully lease the properties on favorable terms. Additionally, properties that we develop or redevelop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with such projects until they are fully occupied.

We have substantial debt obligations which may negatively affect our results of operations and financial position and put us at a competitive disadvantage.

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2013, we and our private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 14,590 million (U.S.$ 4,204 million) and other liabilities outstanding in the aggregate amount of NIS 736 million (U.S.$ 212 million), of which approximately 8% matures during 2014. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2013 in the aggregate amount of NIS 45,269 million (U.S.$ 13,042 million), of which 12.7% matures during 2014. We are subject to covenant compliance obligations and each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guaranty by Gazit-Globe or its wholly-owned subsidiaries.

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

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. A significant portion of Gazit-Globe’s equity interests in its subsidiaries are pledged as collateral for Gazit-Globe’s revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and by its private subsidiaries. As of December 31, 2013, the principal amount of such indebtedness was NIS 1,664 million (U.S.$ 479 million), which constituted 3.7% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 8,749 million (U.S.$ 2,521 million) as of December 31, 2013, which constituted 19.3% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

Volatility in the credit markets may affect our ability to obtain or re-finance our indebtedness at a reasonable cost.

At times during the last decade, global credit markets have experienced significant price volatility, dislocations and liquidity disruptions, which at times caused the spreads on prospective debt financings to widen considerably. If a downturn or dislocation in credit markets were to occur or if interest rates were to dramatically increase from their current low levels, we may experience difficulty refinancing our upcoming debt maturities at a reasonable cost or with desired financing alternatives. For example, it may be hard to raise new unsecured financing in the form of additional bank debt or corporate bonds at interest rates that are appropriate for our long term objectives. Any change in our credit ratings could further impact our access to capital and our cost of capital, including the cost of borrowings under our revolving lines of credit. To the extent we are unable to efficiently access the credit markets, we may need to repay maturing debt with proceeds from the issuance of equity or the sale of assets. In addition, lenders may impose more restrictive covenants, events of default and other conditions.

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

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2013, 33.1% of our rental income (assuming full consolidation of jointly-controlled entities) was earned in Canadian dollars, 30.0% in Euros, 21.7% in U.S. dollars, 7.7% in Swedish Krona, and 3.1% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 127 million of gross profit during 2013). In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate in NIS of the U.S. dollar and the Canadian dollar weakened 6.4% and 9.1%, respectively, for 2013 compared to 2012, which resulted in our net operating income decreasing by a total amount of NIS 194 million, or 5.6%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of December 31, 2013, approximately 11.5%, 9.6%, 6.8% and 4.3% of our total GLA was located in Florida (U.S.), the greater Toronto area (Canada), the greater Montreal area (Canada) and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of December 31, 2013 comprised 19.0% and 0.5% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for U.S.$ 110 million (of which we had invested U.S.$ 95.2 million through December 31, 2013) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. Recent examples of potentially detrimental developments in emerging markets include the economic downturn in Brazil and the geopolitical tension between Russia and its neighbors. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our assets even though no actual disposition of assets took place. For example, in 2013 and 2012, we increased the fair value of our properties on a consolidated basis by NIS 933 million and NIS 1,913 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 60% of such investment properties during the year ended December 31, 2013 (48% of which were performed at December 31, 2013). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

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

In addition, in recent years several amendments have been made to IFRS standards, including those that affect us, and we have had to revise our accounting policies in order to comply with such amended standards. Commonly, the transition provisions of these amendments require us to implement the amendments on comparative figures as well. Figures with respect to prior periods that are not required to be included in our financial statements are therefore not adjusted retrospectively. As a result, the utility of the comparative figures for certain years may be limited.

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

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively. Mr. Katzman currently also serves as the chairman of the board of Equity One, First Capital, Citycon, Atrium, and Norstar and Mr. Segal currently also serves as the vice chairman of the board, president and chief executive officer of First Capital, the vice chairman of the board of Equity One and Norstar, and as a board member of Dori Group. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries and affiliates which remain in effect. In addition, recent legislation in Israel, specifically Amendment 20 to the Israeli Companies Law, requires that the Company’s compensation plan for officers as well as the employment agreement of its president be approved by a special majority shareholder vote. The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel, including due to the possible failure to attain special majority shareholder approval mentioned above, could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guaranty that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

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

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 2.3% and 4.6% of the value of our properties (including of our equity-accounted joint ventures) as of December 31, 2013, are at various stages of development and redevelopment (including expansions), respectively. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

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

We currently carry insurance on all of our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties, representing 3.4% of our total GLA, located in California, including several properties in the San Francisco Bay and Los Angeles areas. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida and the northeastern U.S. states representing 15.5% of our total GLA, that are susceptible to hurricanes and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance. Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

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

As of December 31, 2013, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One’s profitability and would have an adverse effect on our investment in Equity One.

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

We rely on third-party management companies to manage certain of our properties which represented 3.6% of our total GLA as of December 31, 2013. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guaranty that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

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

We rely extensively on computer systems to process transactions and manage our business. Disruptions in both our primary and secondary (back-up) systems or breaches of our network security could harm our ability to run our business and expose us to liability.

In order to successfully operate our business, it is essential that we maintain uninterrupted operation of our business-critical computer systems. Our computer systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, cyber-attacks, catastrophic events such as fires, hurricanes, earthquakes and tornadoes, and usage errors by our employees. If our computer systems cease to function properly or are damaged, we may have to make a significant investment to repair or replace them, and we may suffer interruptions in our operations in the interim. Any material interruption in our computer systems may have a material adverse effect on our business or results of operations.

Additionally, increased global IT security threats and more sophisticated and targeted computer crime pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data. In the event a security breach or failure results in the disclosure of sensitive third party data or the transmission of harmful/malicious code to third parties, we could be subject to liability claims. Depending on their nature and scope, such threats also could potentially lead to improper use of our systems and networks, manipulation and destruction of data, loss of trade secrets, system downtimes and operational disruptions, which in turn could adversely affect our reputation, competitiveness and results of operations.

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

Although on July 28, 2011, our settlement agreement with Meinl Bank AG, related parties, and others became fully effective and the parties subsequently met their obligations to have all outstanding claims dismissed, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. In addition, further to a criminal investigation in Austria against Julius Meinl, the controlling shareholder of Meinl Bank AG, stemming from events that occurred in or before 2007, various investors in Atrium have alleged that Atrium is liable for related wrongdoing including fraud, breach of trust, and other infringements of Austrian laws. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings. Any adverse resolution of the various aforementioned claims, if they were to materialize, could have a material adverse effect on our business, financial condition, results of operations, or cash flows. Please see also “Item 8—Financial Information—Legal Proceedings.”

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

We conduct the substantial majority of our operations through public subsidiaries and affiliates that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2013, we received dividend payments of NIS 690 million from subsidiaries and affiliates.

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

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of December 31, 2013, as required by IFRS, we determined that we had effective control over Citycon, Equity One and First Capital even though we had less than a majority ownership interest and/or potential voting rights interest in each entity. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has been minimal; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather than on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

Changes in accounting standards may adversely impact our financial condition and results of operations.

New accounting standards or pronouncements that may become applicable to us from time to time, or changes in the interpretation of existing standards and pronouncements, could have a significant adverse effect on our reported results for the affected periods.

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

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include primarily our investment in Atrium with Apollo Global Real Estate Management LP (“Apollo”) (the current owner of CPI CEE Management LLC (“CPI”), the original partner to the investment), Equity One’s joint ventures with Liberty International Holdings Limited (“LIH”), Global Retail Investors LLC (“GRI”), DRA Advisors, LLC, and the New York Common Retirement Fund, and Citycon’s recent joint investment with the Canada Pension Plan Investment Board (“CPPIB”) in the Kista Galleria Shopping Center located in Stockholm, Sweden. Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Proposed changes to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital.

In December 2013, the law for the promoting competition and the reducing concentration was enacted by the Israeli Knesset (the “Concentration Law”). The Concentration Law imposes limitations, in addition to other restrictions, on what it deems “pyramidal structures,” namely a corporate structure where control in a public company is held through a chain of more than one other public company.

The Concentration Law imposes a two-layer limitation on the total number of public companies in pyramidal structure. Under its provisions, the Company is considered a “second layer company” (as it is controlled by Norstar, which is itself a public Company), the Company’s subsidiary, U. Dori Group Ltd., is considered a “third layer company” and the latter’s subsidiary, U. Dori Construction Ltd., is considered a “fourth layer company.” Therefore, by the end of a transition period (four years for a fourth layer company and six years for a third layer company), we must make structural adjustments to comply with the Concentration Law since Gazit Globe, as a second layer company, will no longer be permitted to control another public company in Israel. In addition, during the transition period, the Concentration Law strengthens corporate governance rules applicable to both U. Dori Group Ltd. and to U. Dori Construction Ltd. as third and fourth layer companies, respectively, regarding the required proportion of external directors and/or independent directors out of their total board membership, while also precluding parent companies from participating in the election of external directors. If the Company fails to implement the aforementioned provisions of the Concentration Law during the transition period, it will be exposed to sanctions, including the appointment of a trustee for the sale of its controlling interest in U. Dori Group Ltd. and\or the sale of the latter’s controlling interest in U. Dori Construction. For further information, please see Note 2A to our audited consolidated financial statements included elsewhere in this annual report.

The Concentration Law authorizes the Israeli Minister of Finance establish limits with respect to the aggregate credit that may be provided by financial institutions to a specific corporation or a business group (defined to include an ultimate controlling shareholder and the companies under its control). Such limitations, if ultimately established, might limit our ability to refinance our debt from financial institutions.

In addition, the Concentration Law imposes limitations on the holdings by non-finance companies in the financial sector and similar limitations on financial institutions with holdings in non-financial sectors. Such limitations may restrict the ability of financial institutions or their controlling shareholders to invest in the Company, or, in turn, may restrict the ability of the Company to invest in such financial institutions.

Risks Related to Investment in our Ordinary Shares

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in tenant relationships, acquisitions or expansion plans;

•	our involvement in litigation or regulatory proceedings;

•	our sale of ordinary shares or other securities in the future;

•	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

•	changes in key personnel;

•	the trading volume of our ordinary shares; and

•	general economic and market conditions.

Although our ordinary shares are listed on the Tel-Aviv Stock Exchange (“TASE”), the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”), an active trading market on the NYSE and the TSX for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S. and Canada.

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

If we or our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on the NYSE or the TSX, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline.

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

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 28.0% of Norstar’s, our controlling shareholder, outstanding shares as of April 10, 2014. In addition, Dor J. Segal, our executive vice-chairman, holds 9.4% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 6.2% of the outstanding shares of Norstar. Norstar owned 50.6% of our outstanding ordinary shares as of April 10, 2014. First U.S. Financial, LLC, or FUF, holds 18.8% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties, including FUF (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar, which among other things and subject to certain conditions, required the Katzman Group to vote its voting securities in favor of two nominees to the Norstar board of directors designated by the Segal Group, and for the Segal Group to vote its voting securities in favor of nominees designated by the Katzman Group. Accordingly, Mr. Katzman will be able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, except for those matters which require special majorities under Israeli law. In addition, Mr. Katzman may be able to exercise control over the outcome of any proposed merger or consolidation of the Company. The aforementioned may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares. Please see also “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions.”

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

Our ordinary shares have been traded on the TASE since January 1983, on the NYSE since December 2011, and on the TSX since October 2013. Trading in our ordinary shares on these markets takes place in different currencies (U.S. dollars on the NYSE, NIS on the TASE, and Canadian dollars on the TSX), and at different times (resulting from different time zones, different trading days and different public holidays in the United States, Israel, and Canada). The trading prices of our ordinary shares on these three markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on the NYSE and/or the TSX and vice versa.

As a foreign private issuer, we follow certain home country corporate governance practices instead of applicable SEC and NYSE requirements, which may result in less protection than is accorded to shareholders under rules applicable to domestic issuers.

As a foreign private issuer, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for domestic issuers. We currently follow the NYSE corporate governance standards for domestic issuers, except with respect to private placements to directors, officers or 5% shareholders, with respect to which we follow home country practice in Israel, under which we may not be required to seek the approval of our shareholders for such private placements which would require shareholder approval under NYSE rules applicable to a U.S. company. We may in the future elect to follow home country practice in Israel with regard to formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and shareholder approval for establishment and material amendments of equity compensation plans, transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control. If we follow our home country governance practices on these matters, we may not have a compensation, nominating or corporate governance committee, we may not have mandatory executive sessions of independent directors and non-management directors, and we may not seek approval of our shareholders for material amendments of equity compensation plans and the share issuances described above. Accordingly, following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. In addition, we are not currently obligated to follow additional corporate governance practices promulgated by the TSX provided that (i) no more than 25% of the trading volume in our common stock over any six-month period occurs on the TSX and (ii) another stock exchange is providing review of the action in question. Should TSX regulations change or were we to exceed the aforementioned 25% threshold, we could become obligated to comply with TSX corporate governance requirements that also differ from those of the NYSE and from home country practice in Israel.

We are a “SEC foreign issuer” under Canadian securities regulations and are exempt from certain requirements of Canadian securities laws.

Although we are a reporting issuer in Canada, we are a “SEC foreign issuer” within the meaning of National Instrument 71-102—Continuous Disclosure and Other Exemptions Relating to Foreign Issuers under Canadian securities law statutes and are therefore exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our shareholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. In the event that we cease to be a “SEC foreign issuer”, we may have to comply with additional Canadian securities laws and reporting requirements.

We are incurring and will continue to incur significant additional increased costs as a result of the registration of our ordinary shares under the Securities Exchange Act of 1934 and the recent listing of our shares on the Toronto Stock Exchange and our management has been devoting and will be required to devote substantial time to compliance and new compliance initiatives.

As a public company in the United States and Canada, we are incurring and will continue to incur additional significant accounting, legal and other expenses that we did not incur before our U.S. offering and TSX listing. We are also incurring costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Similarly, while National Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings under Canadian securities laws statutes permits us to satisfy the Canadian equivalent of the certification obligations under the Sarbanes-Oxley Act on annual basis by simply re-filing as soon as practicable the same certifications in Canada as were originally filed with the SEC in the United States, we are also now obligated to file separate interim certifications in Canada with our quarterly financial results. We expect these rules and regulations to continue to increase our legal and financial compliance costs. In addition, becoming a public company in the United States and Canada has introduced new costs, such as additional stock exchange listing fees and shareholder reporting and is likely to introduce other costs, and has and will continue to take a significant amount of management’s time. The implementation and testing of such processes and systems has required us to hire outside consultants and incur other significant costs. In addition, we remain a publicly traded company on the TASE and are subject to Israeli securities laws and disclosure requirements. Accordingly, we need to comply with U.S., Canadian, and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in North America and being subject to these rules and regulations has made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Most of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on such pledges, or other negative developments with respect to Norstar Holdings Inc., could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 50.6% of our outstanding shares as of April 10, 2014. Norstar is a public company listed on the TASE. Most of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure a small portion of Norstar’s debentures. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2013 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. In the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. In addition, should Norstar incur significant losses, it may choose to sell outstanding shares of ours and/or no longer be able to acquire additional shares. Any of these events could adversely impact the market price of our ordinary shares.

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

Our United States shareholders may suffer adverse tax consequences if we are characterized as a “United States-owned foreign “corporation” unless such United States shareholders are eligible for the benefits of the U.S.-Israel income tax treaty and elect to apply the provisions of such treaty for U.S. tax purposes.

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

A. History and Development of the Company

Gazit-Globe Ltd. was incorporated in Israel in May 1982. The Company is a limited liability corporation, and it operates under the Israeli Companies Law 5759-1999. We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 577 properties have a gross leasable area, or GLA, of approximately 71 million square feet and are geographically diversified across over 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings.

We issued our first prospectus on the Tel-Aviv Stock Exchange in January 1983. Our ordinary shares are currently listed on the Tel-Aviv Stock Exchange under the symbol “GZT.” In December 2011, we completed our initial offering on the New York Stock Exchange where are ordinary shares are also currently listed under the symbol “GZT”. In October 2013, we listed our ordinary shares on the Toronto Stock Exchange also under the symbol “GZT”. Our principal executive offices are located at 1 Hashalom Rd., Tel-Aviv 67892, Israel, and our telephone number is +972 3 694-8000. Our agent of service in the United States is Gazit Group USA, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179, USA whose telephone number is (305) 947-8800.

On January 17, 2013, Citycon and the Canada Pension Plan Investment Board jointly acquired the Kista Galleria Shopping Center located in Stockholm, Sweden, for EUR 530 million (approximately U.S.$ 730 million). Kista Galleria has approximately 1.0 million square feet of GLA, most of which is retail space with the remaining square footage comprising a hotel, student housing, healthcare premises and municipal services. Following the transaction, both Citycon and the Canada Pension Plan Investment Board each hold a 50% interest in the property.

After disposing of the vast majority of the assets owned by Royal Senior Care during 2012, for a total consideration of approximately U.S.$ 230 million before transaction costs (of which the Company’s share was U.S.$ 138 million), on April 19, 2013, we sold our 50% interest in one remaining property and a 60% interest in land for approximately U.S.$ 15 million.

On August 13, 2013, Gazit-Globe exercised outstanding options issued to it by Gazit Development for NIS 214 million thereby increasing our holdings in the latter from 75% to 82.5% of its issued and outstanding share capital. The aforementioned consideration was used by Gazit Development to partially prepay an existing loan from Gazit-Globe to Gazit Development. For further information, please see Note 9i to our audited consolidated financial statements included elsewhere in this annual report.

On August 27, 2013, Gazit-Globe entered into an agreement to purchase 20,416,463 additional Atrium ordinary shares from an entity forming part of the consortium managed by CPI CEE Management LLC (“CPI”), at a price of 4.3 Euros per share for a total consideration of approximately EUR 87.8 million in an off-market transaction. Following the completion of the aforementioned acquisition as of December 31, 2013, we held 39.8% of the issued and outstanding shares and voting rights of Atrium (39.6% of the issued and outstanding shares and voting rights on a fully diluted basis). For further information, please see Note 9c to our audited consolidated financial statements included elsewhere in this annual report.

On October 16, 2013, we completed the listing of our ordinary shares for trading on the Toronto Stock Exchange under the symbol “GZT.”

Our capital expenditures consist of the acquisition, construction and development of investment property including land for future development and amounted to NIS 3,237 million (U.S.$ 933 million) during 2013. For the breakdown of these amounts by operating segments, please see Note 39 to our audited consolidated financial statements included elsewhere in this annual report.

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

B. Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world, as noted above. We operate properties with a total value of approximately U.S.$ 22.1 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, and the full inclusion of the value of properties managed by us, approximately U.S.$ 5.8 billion of which is not recorded in our financial statements) as of December 31, 2013. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2013, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

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

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 71 million square feet as of December 31, 2013.

Our Competitive Strengths

Necessity-driven asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, excluding foreign exchange fluctuations, increased by 3.1% from 2008 to 2009, 3.6% from 2009 to 2010, 4.0% from 2010 to 2011, and 3.9% from 2011 to 2012. In the year ended December 31, 2013, average same property NOI increased by 3.4% from the year ended December 31, 2012. Our supermarket-anchored shopping centers are generally well-located in densely populated urban growth markets with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across over 20 countries

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel and Germany. As of December 31, 2013, our asset base included 577 properties totaling approximately 71 million square feet of GLA. Approximately 99% of our net operating income, or NOI, on a proportionate consolidation basis, for the year ended December 31, 2013 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 75% of our NOI on a proportionate consolidation basis for the year ended December 31, 2013, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S.$ 3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to purchase our interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter urban growth markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions. As of December 31, 2013, Equity One owned 143 properties (including a property under development) with a GLA of 18.4 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 164 properties (including properties under development) in Canada with a GLA of 23.8 million square feet as of December 31, 2013. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

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

We intend to continue to expand into new high growth urban markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we first established an office in Brazil and began assessing local opportunities. In 2008, we acquired a 154,000 square foot shopping center in Sao Paulo for $ 31.3 million. In November 2010, we completed our first development project in Brazil. In 2013, we acquired our fifth property in Brazil. We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also may selectively recycle capital in the medical office building sector through ProMed in the United States, which since 2006 has grown to a total of 16 medical office building properties with a total GLA of approximately 1.5 million square feet as of December 31, 2013. For the year ending December 31, 2013, we did not invest in the acquisition of medical office buildings in the United States due to high valuations in the regions in which we typically acquire properties (in comparison to investments of U.S.$ 22 million in 2012 and U.S.$ 143 million in 2011).

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

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2011 to December 31, 2013, we invested approximately NIS 5.5 billion (U.S.$ 1.6 billion) in development, redevelopment, and expansion projects as well as in other expenditures (including leasing expenditures, tenant inducements, tenant improvements, and other capital expenditures), including approximately NIS 3.2 billion (U.S.$ 0.9 billion) in development and redevelopment projects (excluding attributed lease expenditures) representing an average investment of approximately U.S.$ 154 per square foot.

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

Properties under Development

We had 37 properties under development or redevelopment as of December 31, 2013. The following table summarizes our properties under development, redevelopment and expansion as of December 31, 2013:

Region	Number of Properties(1)	Estimate Total GLA (sq. ft. in thousands)	Total investments as of December 31, 2013 (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
United states	1	151	27,946	38,606
Canada	4	959	252,377	12,676
Northern Europe	1	366	22,184	52,434
Central and Eastern Europe(2)	1	592	124,460	32,844
Israel	2	129	23,048	31,403
Brazil(3)	1	—	35,436	—

Total Development	10	2,197	485,451	167,963
Redevelopment(4)
United states	7	345	34,284	38,029
Canada	16	2,983	887,640	44,944
Northern Europe	3	345	25,065	127,917
Central and Eastern Europe	1	183	25,929	34,284

Total Redevelopment	27	3,856	972,918	245,174

Total Development and Redevelopment	37	6,053	1,458,369	413,137

(1)	Excludes land for future development.
(2)	Unconsolidated equity-accounted investee.
(3)	The project is in the advanced planning stage that has not yet been completed.
(4)	Including properties under expansion.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2011, December 31, 2012, and December 31, 2013. For revenues from the sale of buildings, land, and construction works performed, and for gross profit from the sale of buildings, land and construction works performed, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Other Business.”

		Year Ended December 31,
		2011	2012	2013	2011	2012	2013
		Rental Income			NOI
Property type	Region	(NIS in thousands)(6)			(NIS in thousands)(6)
Shopping Centers
	United States	1,236	1,261	1,210	883	918	874
	Canada	1,893	2,237	2,216	1,223	1,426	1,396
	Northern Europe(1)	1,081	1,185	1,406	720	803	964
	Central and Eastern Europe(2)	1,198	1,324	1,345	771	898	915
	Germany	80	83	81	59	56	53
	Israel(3)	193	202	211	149	151	159
	Brazil	34	31	34	29	16	18
Healthcare
	Senior housing facilities(4)	183	—	—	73	—	—
	Medical office buildings(5)	200	248	200	133	173	147
Other Properties
	Other properties(7)	1	131	6	—	60	1

Total		6,099	6,702	6,709	4,040	4,501	4,527
Adjustment to Exclude Non-Consolidated Properties(8)		(1,381)	(1,453)	(1,563)	(844)	(957)	(1,070)

Total Consolidated Properties		4,718	5,249	5,146	3,196	3,544	3,457

(1)	For 2013, includes rental income and NOI of Kista Galleria which was purchased with a 50% partner and accounted for with the equity method.
(2)	We operate in Central and Eastern Europe through a jointly-controlled company (Atrium) which is presented in the financial statements according to the equity method.
(3)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.
(4)	Our senior housing facilities were located exclusively in the United States and were presented in the financial statements according to the equity method.
(5)	Our medical office buildings are located in the United States through ProMed and in Canada through Gazit America through August 2012.
(6)	Convenience translation of December 31, 2013 figures into U.S. dollars is provided in chart under “Properties, Plants, and Equipment—Our Properties” below.
(7)	NOI for 2011 represents an amount of less than NIS 1 million. In 2012, Rental income and NOI represent mainly the senior housing facilities activity that was sold during 2012.
(8)	Primarily with respect to properties in Central and Eastern Europe and through 2011 also senior housing facilities, which are held through equity-accounted investees and presented above at 100% under the assumption of full consolidation. For 2013, the above also includes Kista Galleria which was purchased with a 50% partner and is also accounted for with the equity method.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2013, our top three tenants (by base rent) represented 9.4% of our consolidated rental income. Our properties are subject to over 14,000 leases.

The following table sets forth as of December 31, 2013 the anticipated expirations of tenant leases for our properties for each year from 2014 through 2023 and thereafter(1):

	Number of Expiring Leases	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
Month-to-Month	536	762	1.1%	1.1%	19,845	1.1%
2014	3,750	8,373	12.5%	11.9%	232,313	13.2%
2015	2,312	7,585	11.3%	10.8%	218,934	12.5%
2016	1,956	7,026	10.5%	10.0%	204,486	11.7%
2017	1,717	8,112	12.1%	11.5%	218,037	12.4%
2018	1,459	6,641	9.9%	9.4%	183,654	10.5%
2019	522	4,071	6.1%	5.8%	108,559	6.2%
2020	378	2,880	4.3%	4.1%	77,026	4.4%
2021	380	3,175	4.7%	4.5%	91,994	5.2%
2022	409	3,483	5.2%	4.9%	107,167	6.1%
2023 and thereafter	975	15,004	22.3%	21.4%	294,072	16.8%
Vacant	N/A	3,305	N/A	4.6%	N/A	N/A

Total	14,394	70,417	100%	100%	1,756,087	100%

(1)	Excluding joint venture of Citycon that is accounted for according to equity method with 1.0 million square feet.

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants

Equity One	United States
	Florida, Georgia, Louisiana, North Carolina, California, Connecticut and the metropolitan areas of Boston, Massachusetts, New York City and Virginia	Bed Bath & Beyond, CVS Pharmacy, The Gap Inc., Greater Atlantic & Pacific Tea Co., LA Fitness, Office Depot, Publix, Sports Authority, Supervalu, and The TJX Companies

First Capital	Canada
	Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City	Canadian Tire, CIBC, Dollarama, Loblaws, Metro, RBC Royal Bank, Shoppers Drug Mart, Sobey’s, TD Canada Trust and Walmart

Citycon	Northern Europe
	Finland, Sweden, Denmark, Estonia and Lithuania	ICA, Kesko Corp., S-Group, Stockman and Tokmanni

Atrium	Central and Eastern Europe
	Poland, the Czech Republic, Hungary, Russia, Slovakia, Romania and Latvia	Ahold, Auchan, LPP, Metro Group and Spar

Gazit Germany	Germany	Aldi, Edeka, HIT, Kaisers’ and Rewe

Gazit Development	Israel	Cinema City, Homecenter, Eden Teva Market, Supersol and Super-pharm

Gazit Brazil	Brazil
	Sao Paulo and Rio Grande do Sul	CBD (Pão de Açúcar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, McDonald’s and Renner

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

Medical Office Buildings

ProMed

Through our wholly-owned subsidiary, ProMed, we own and operate medical office buildings in the United States. Among our properties are medical and research office buildings, located mostly in or in proximity to hospitals and university campuses, including Hackensack University Medical Center, University of Pennsylvania/Children’s Hospital of Philadelphia, the Tufts Medical Center Campus in Boston, and MedStar Health’s Union Memorial Hospital near the Johns Hopkins Campus in Baltimore.

As of December 31, 2013, ProMed had 16 income-producing properties, with a GLA of approximately 1.5 million square feet, which were recorded on our balance sheet at the total value of U.S.$ 557 million. For the year ended December 31, 2013 and the year ended December 31, 2012, these properties generated revenue in the amount of U.S.$ 55 million and U.S.$ 50 million, respectively. As of December 31, 2013, the occupancy rate of ProMed’s properties was 96.0%.

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

In addition, in August of 2012, First Capital has acquired and integrated the medical office buildings in Canada that we previously owned through ProMed Canada.

Development and Construction of residential projects in Israel and Eastern Europe

We are engaged in the development and construction of primarily residential projects in Israel and in Eastern Europe through Gazit Development’s investment in U. Dori Group Ltd., a public company listed on the TASE. Gazit Development holds indirectly, as of December 31, 2013, 73.9% of the share capital and voting rights in U. Dori Group Ltd. We refer to U. Dori Group Ltd. and its subsidiaries, including U. Dori Construction Ltd. (59.7% of which is owned by Dori Group as of December 31, 2013) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as Dori Group. Dori Group’s primary businesses are the development and construction primarily of residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is working towards the construction and operation of a private power station, which will be fueled by natural gas in Ashkelon, located in the southern coastal region of Israel.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is U.S.$ 110 million and through December 31, 2013 we invested U.S.$ 95.2 million. As of December 31, 2013, Hiref had entered into investment agreements for thirteen projects with a total investment commitment of U.S.$ 527 million which has been fully invested. For more details, please refer to Note 11 of our audited consolidated financial statements included elsewhere in this annual report.

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

C. Organizational Structure

We were incorporated in May 1982. As discussed above, we operate our business through subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2013:

(1)	A company jointly controlled together with CPI, which holds, to the best of the Company’s knowledge, approximately 13.9% of the share capital of Atrium as of December 31, 2013.

For the country of incorporation of each subsidiary, see “Appendix A to Consolidated Financial Statements–List of Major Group Investees as of December 31, 2013.”

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

D. Property, Plants and Equipment

Our Properties

We own interests in 577 properties in over 20 countries. The following tables summarize our properties as of December 31, 2013:

	As of December 31, 2013				Year Ended December 31, 2013						As of December 31, 2013
Region	Total No. of Properties(1)	Gazit- Globe’s Ownership Interest	GLA(1)	Occupancy	Rental Income(2)		Percent of Rental Income	Net Operating Income(2)		Same Property NOI Growth(3)	Fair Value(4)(5)
			(thousands of sq. ft.)		(U.S.$ in thousands)			(U.S.$ in thousands)			(U.S.$ in thousands)
Shopping Center
United States(6)(7)	142	45.2%	18,356	92.4%	348,678		18%	251,857		3.1%	3,790,318
Canada	160	45.2%	23,788	95.5%	638,313		33%	402,096		2.7%	6,400,395
Northern Europe(1)	71	49.3%	11,373	95.7%	405,060		21%	277,503		4.6%	4,477,643
Central and Eastern Europe(1)	153	39.8%	13,578	97.6%	387,616		20%	263,683		3.7%	3,246,022
Germany	7	100.0%	1,085	88.0%	23,423		1%	15,390		(0.5%)	249,316
Israel(8)	11	82.5%	1,433	97.1%	60,776		3%	45,747		3.6%	687,441
Brazil	4	100.0%	349	92.4%	9,879		1%	5,178		—	96,170

Healthcare
Medical Office(9)	16	100.0%	1,464	96.0%	57,478		3%	42,384		3.2%	557,189

Other properties land for future development	—	—	—	—	—		—	—		—	949,681
Properties under development(10)	10	—	—	—	—		—	—		—	586,634
Other	3	—	5	—	1,635		—	405		—	69,874

Total	577	—	71,431	95.0%	1,932,858	(12)	100%	1,304,243	(13)	3.4%	21,110,683	(11)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe reflect 100% of the number of properties and GLA of Atrium as well as Kista Galleria which was purchased with a 50% partner and accounted for with the equity method. Gazit-Globe jointly controls Atrium and Atrium is accounted for using the equity method in Gazit-Globe’s financial statements pursuant to IFRS 11.

(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2013 (U.S.$ 1.00 = NIS 3.471).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes redevelopment and expansion.
(4)	Investment properties and investment properties under development are measured at fair value with changes in their fair value recognized as a gain (loss) in the income statement. For a detailed description of the accounting treatment of investment properties and investment properties under development, the valuation methods used by the Group and the extent external appraisals are performed, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Investment Property and Investment Property Under Development”.
(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes 100% of the fair value of the properties of Atrium and Kista Galleria, each of which are presented according to the equity method in Gazit-Globe’s financial statements with respect to the year ended December 31, 2013.
(6)	As of December 31, 2013, includes seven office, industrial, residential and storage properties.
(7)	Occupancy data excludes the occupancy of seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 92.5%.
(8)	Israel includes one income-producing property in Bulgaria.
(9)	Our medical office buildings are held through ProMed, our wholly-owned subsidiary.
(10)	As of December 31, 2013, total GLA under development was 2.2 million square feet.
(11)	This amount would be approximately NIS 76.7 billion (U.S.$ 22.1 billion) if it included 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting, approximately U.S.$ 5.8 billion of this amount is not recorded in our financial statements. The approximately U.S.$ 5.8 billion includes mainly Atrium and Kista, which however, are included in the table (see note 5 above). This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2013: NIS 53,309 million (U.S.$ 15,358 million) of investment property, NIS 2,479 million (U.S.$ 714 million) of investment property under development, NIS 611 million (U.S.$ 176 million) of assets classified as held for sale and NIS 160 million (U.S.$ 46 million) of fixed assets, net, but excludes furniture, fixtures and other equipment.
(12)	This amount includes our rental income from our joint ventures in the amount of U.S.$ 529 million.
(13)	This amount includes our net operating income from our joint ventures in the amount of U.S.$ 364 million.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2013, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

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

A. Operating Results

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 577 properties have a GLA of approximately 71 million square feet and are geographically diversified across over 20 countries. We operate properties with a total value of approximately U.S.$ 22.1 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, approximately U.S.$ 5.8 billion of which is not recorded in our financial statements) as of December 31, 2013. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2013, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

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

We intend to continue our focus on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven real estate assets predominantly in densely-populated, urban growth markets with high barriers to entry and attractive demographic trends in countries with stable GDP growth, political and economic stability and strong credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles.

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

We also intend to divest non-core properties and allocate our capital. During 2012 and 2013, our subsidiary Royal Senior Care sold off its assets in addition to our sale of other lower-tier secondary-market assets. We recycled this capital to make new core acquisitions in high-density urban markets and to deleverage our balance sheet.

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2013, 2012 and 2011, rental income represented 74%, 75% and 82% of our total revenues, respectively (79%, 79%, 81%, respectively, assuming full consolidation of jointly-controlled entities). Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

Our rental income is impacted by a number of factors:

•	Global, regional and local economic conditions. The recent economic downturn resulted in many companies shifting to a more cautionary mode with respect to leasing. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved somewhat since the downturn of 2008 and 2009, we are still facing macro-economic challenges in some of our markets. In the United States we continue to see gradual improvement and in Eastern Europe we have experienced a degree of stability with a concurrent slow improvement in the markets. Canada continues to be stable while the Northern Europe markets continue to gradually improve.

•	Scheduled lease expirations. As of December 31, 2013, leases representing 11.9% and 10.8% of the GLA of our properties will expire during 2014 and 2015, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases (including of equity-accounted joint ventures), whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

•	Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2013 were impacted by the acquisition of 12 properties and the disposition of 53 properties across our markets, including the remaining assets of Royal Senior Care. The acquisitions include the purchase of Kista Galleria that is located in Stockholm, Sweden, and comprises GLA of 1.0 million square feet, which we purchased in January 2013 together with a partner in equal shares for total consideration of € 530 million including a purchase of one property by Atrium. Similarly, our results of operations for the year ended December 31, 2012 were impacted by the acquisition of 30 properties and the disposition of 34 properties across our markets, including 12 senior housing facilities by Royal Senior Care, decreasing our GLA in a net amount of 0.8 million square feet. Similarly, our results of operations for the year ended December 31, 2011 were impacted by the net disposition of six shopping centers and medical office buildings across our markets which nevertheless resulted in a net increase in total GLA of approximately 3.1 million square feet, including the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture with a subsidiary of Intu Properties Plc (formerly: Capital Shopping Centers Group Plc (“CSC”)).

•	Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the year ended December 31, 2013, we completed the development and redevelopment of properties representing 0.8 million square feet of GLA. For the year ended December 31, 2012, we completed the development and redevelopment of properties representing 1.6 million square feet of GLA. For the year ended December 31, 2011, we completed the development and redevelopment of properties representing 0.6 million square feet of GLA.

•	Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2011, valuation gains from investment property and investment property under development were NIS 1.7 billion. For the year ended December 31, 2012, valuation gains from investment property and investment property under development were NIS 1.9 billion. For the year ended December 31, 2013, valuation gains from investment property and investment property under development were NIS 0.9 billion (U.S. $ 269 million).

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

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries and affiliates have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries and affiliates whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “foreign currency translation reserve”. The translation resulted in the inclusion in our statement of comprehensive income (loss) of a gain of NIS 1.1 billion for the year ended December 31, 2011, a loss of NIS 0.4 billion for the year ended December 31, 2012 and a loss of NIS 2.5 billion (U.S.$ 708 million) for the year ended December 31, 2013. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts in respect of liabilities. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

Shopping Centers

United States. In the United States, we acquire, develop and manage shopping centers through our subsidiary Equity One, which is a REIT listed on the New York Stock Exchange. Equity One’s properties are located primarily in the southeastern United States, mainly in Florida, in the northeastern United States mainly in New York, Massachusetts, Maryland and Connecticut and on the west coast of the United States, mainly in California.

	As of December 31,
	2011		2012	2013
Our economic interest in Equity One	43.4	%(1)	45.5%	45.2%
Shopping centers(2)	157		160	135
Other properties(3)	7		7	7
Properties under development(2)	1		1	1
GLA (millions of square feet)(2)	19.5		20.5	18.4
Occupancy rate(4)	90.7%		92.1%	92.4%
Average annualized base rent (U.S.$ per sq. ft.)	13.97		14.58	16.16

(1)	Reflected our 34.1% direct interest and our share of Gazit America’s 12.7% interest in Equity One.
(2)	Includes properties of equity-accounted joint ventures.
(3)	Comprised of office, industrial, residential and storage properties.
(4)	Excludes seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3% as of December 31, 2011, 91.7% as of December 31, 2012 and 92.5% as of December 31, 2013.

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,236	1,261	1,210	349
Net operating income	883	918	874	252
Increase (decrease) in value of investment property and investment property under development, net	(29)	531	674	194
Same property NOI growth (%)	1.3	3.3	3.1	N/A

The decrease in Equity One’s rental income to NIS 1,210 million (U.S.$ 349 million) for the year ended December 31, 2013 from NIS 1,261 million for the year ended December 31, 2012 was driven primarily by a lower average U.S.$/NIS exchange rate in the year 2013 compared to the year 2012, offset by property acquisitions, rent commencement of development and redevelopment projects and an increase in expense recovery income. The increase in Equity One’s rental income to NIS 1,261 million for the year ended December 31, 2012 from NIS 1,236 million for the year ended December 31, 2011 was driven primarily by a higher average U.S.$/NIS exchange rate in the year 2012 compared to the year 2011, offset by a decrease in revenue from the disposition of the DIM properties during 2011.

The following table summarizes Equity One’s leasing activities for the years ended December 31, 2011, 2012, and 2013:

	Year Ended December 31,
	2011	2012	2013
Renewals
Number of leases	431	274	256
GLA leased (square feet at end of period, in thousands)	1,655	948	1,320
New contracted annualized rent per leased square foot (U.S.$)	13.47	17.67	16.33
Prior contracted annualized rent per leased square foot (U.S.$)	13.72	16.55	14.76
New Leases
Number of leases	228	207	158
GLA leased (square feet at end of period, in thousands)	685	720	735
Contracted annualized rent per leased square foot (U.S.$)	14.35	17.52	26.55
Total New Leases and Renewals
Number of leases	659	481	414
GLA leased (square feet at end of period, in thousands)	2,340	1,668	2,055
Contracted annualized rent per leased square foot (U.S.$)	13.73	17.61	18.75
Expired Leases
Number of leases(1)	326	199	181
GLA of expiring leases (square feet at end of period, in thousands)	897	772	832

(1)	Excludes developments and non-retail properties.

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

In 2013, while the economic situation in most of the markets in which Equity One operated continued to improve, the rate of economic recovery varied among its different operating regions. Most of Equity One’s shopping centers have anchor tenants that sell consumer goods (such as supermarkets, pharmacies and discount chain stores), and that are therefore less sensitive to economic cycles.

While Equity One’s management expects to see continued gradual improvement in economic conditions in 2014, it also expects the rate of economic recovery to vary across the regions in which it operates. Volatile consumer confidence, increasing competition from larger retailers, internet sales and limited access to capital have continued to pose challenges for small shop tenants, particularly in the Southeast and North and Central Florida markets. In addition, certain retail categories such as electronic goods, office supply stores and book stores continue to face increased threats from internet retailers. Equity One’s management believes that the continued growth and diversification of its portfolio into top urban markets combined with the lack of new supply which limits competition, should continue to help to mitigate the impact of these challenges on it business, and it further anticipates that same-property portfolio occupancy in 2014 will increase approximately 1.0% over 2013 and its same-property net operating income for 2014 will reflect an increase over 2013 of 2.5% to 3.5%.

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

	Year Ended December 31,
	2011	2012	2013
Our economic interest in First Capital	50.5%	45.6%	45.2%
Income-Producing Properties	162	169	160
Properties under development	7	6	4
GLA (millions of square feet)	23.0	24.1	23.8
Occupancy rate	96.2%	95.6%	95.5%
Average annualized base rent (C$ per sq. ft.)	16.81	17.51	17.96

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,893	2,237	2,216	638
Net operating income	1,223	1,426	1,396	402
Increase in value of investment property and investment property under development, net	1,684	1,103	200	58
Same property NOI growth (%)(1)(2)(3)	2.0	1.4	2.7	N/A

(1)	In 2011 including expansion and development, same property NOI growth was 2.5%.
(2)	In 2012 including expansion and development, same property NOI growth was 2.3%.
(3)	In 2013 including expansion and development, same property NOI growth was 3.7%.

The decrease in First Capital’s rental income to NIS 2,216 million (U.S.$ 638 million) for the year ended December 31, 2013 from NIS 2,237 million for the year ended December 31, 2012 was driven primarily by a lower average C$/NIS exchange rate in the year 2013 compared to the year 2012, which was offset by an increase in base rent and recoveries from tenants as a result of an increase in rental rates due to step-ups and lease renewals, in addition to net acquisitions and developments coming on line. The increase in First Capital’s rental income to NIS 2,237 million for the year ended December 31, 2012 from NIS 1,893 million for the year ended December 31, 2011 was driven primarily by an increase in base rent and recoveries from tenants as a result of net acquisitions and developments coming on line, as well as increases in rental rates due to step-ups and lease renewals.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2011, 2012, and 2013:

	Year Ended December 31,
	2011	2012	2013
Renewals
Number of leases	325	393	478
GLA leased (square feet at end of period, in thousands)	1,402	1,301	1,419
New contracted annualized rent per leased square foot (C$)	15.73	18.65	20.13
Prior contracted annualized rent per leased square foot (C$)	14.31	16.95	18.30
New Leases
Number of leases	369	425	339
GLA leased (square feet at end of period, in thousands)	1,120	1,407	1,007
Contracted annualized rent per leased square foot (C$)	21.78	21.47	21.23
Total New Leases and Renewals
Number of leases	694	818	817
GLA leased (square feet at end of period, in thousands)	2,522	2,708	2,426
Contracted annualized rent per leased square foot (C$)	18.42	20.11	20.59
Expired Leases
Number of leases	300	290	352
GLA of expiring leases (square feet at end of period, in thousands)	1,022	947	687

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

In addition, First Capital currently has two residential projects under development (through a joint venture with a third party who engages in the residential development sector; each of the parties owns 50% of the venture) that are adjacent to its shopping centers, comprising in the first stage 246 residential units, of which 240 units have been sold as of December 31, 2013. The second stage is expected to include an additional 500 residential units and retail areas.

As of December 31, 2013, Canada’s economy was growing at a relatively modest pace and uncertainty remains in spite of signs of positive growth in the United States. There remains a lot of uncertainty in the global economic environment. The announcements by the United States Federal Reserve Bank related to moderating purchases of its bonds has recently impacted the long term cost of debt. However, both the equity and long-term debt markets are accessible, but from a price perspective the costs have increased.

For the year ended December 31, 2013, First Capital’s gross new leasing including development and redevelopment space totaled 1,007 thousand square feet. Renewal leasing totaled 1,419 thousand square feet with a 10.0% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$ 17.74 at December 31, 2013 before acquisitions and dispositions from C$ 17.51 at December 31, 2012 as a result of leasing and development activity. During 2013, First Capital acquired properties with gross leasable area totaling 286 thousand square feet with an average lease rate of C$ 27.82, bringing the total portfolio average in place rent to C$ 17.96 per square foot at year end. Compared to the year ending December 31, 2012, average lease rate per occupied square foot increased by 2.6%.

During 2013, new term leases on existing space averaged C$ 19.77 per square foot, and renewals averaged C$ 20.13 per square foot. Newly developed space was leased at an average rate of C$ 23.61 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$ 23.00 to C$ 25.00 per square foot range.

First Capital intends to continue carrying out selective acquisitions of quality urban properties in attractive locations and properties adjacent to its existing properties, as well as selective sales of properties that are not part of its core business, as well as to continue its development activity.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the NASDAQ OMX Helsinki Stock Exchange. Citycon operates primarily in Finland, as well as in Sweden, Denmark, Estonia and Lithuania. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2011	2012	2013
Our economic interest in Citycon	48.0%	48.8%	49.3%
Shopping centers(1)	78	78	71
Properties under development	2	—	1
GLA (millions of square feet)(1)	10.7	10.8	11.4
Occupancy rate	95.5%	95.7%	95.7%
Average annualized base rent (Euro per sq. ft.)	21.95	23.06	23.95

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income(1)	1,081	1,185	1,406	405
Net operating income(1)	720	803	964	278
Increase (decrease) in value of investment property and investment property under development, net	(177)	117	126	36
Same property NOI growth (%)	3.8	4.9	4.6	N/A

(1)	Including equity-accounted joint venture acquired in January 2013.

Citycon’s rental income for the year ended December 31, 2013 compared to the year ended December 31, 2012 increased by 18.6% due mainly to the acquisition of the Kista Galleria equity-accounted joint venture in January 2013 and due to completion of redevelopment projects of retail properties, acquisitions of additional properties and growth of like-for-like rental income, which were offset by lower average EUR/NIS exchange rate in the year 2013 compared to the year 2012.

The increase in Citycon’s rental income by 9.6% for the year ended December 31, 2012 compared to the year ended December 31, 2011 was a result of the active redevelopment of retail properties and acquisitions of additional properties.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2011, 2012, and 2013:

	Year Ended December 31,
	2011	2012	2013
Renewals
Number of leases	213	137	107
GLA leased (square feet at end of period, in thousands)	888	442	455
New contracted annualized rent per leased square foot (EUR)	24.9	27.0	25.1
Prior contracted annualized rent per leased square foot (EUR)	28.2	27.1	25.0
New Leases
Number of leases	569	655	504
GLA leased (square feet at end of period, in thousands)	1,018	1,078	1,161
Contracted annualized rent per leased square foot (EUR)	19.4	21.1	19.4
Total New Leases and Renewals
Number of leases	782	792	611
GLA leased (square feet at end of period, in thousands)	1,906	1,520	1,616
Contracted annualized rent per leased square foot (EUR)	22.0	22.8	20.9
Expired Leases
Number of leases	877	1,064	1,117
GLA of expiring leases (square feet at end of period, in thousands)	2,005	1,615	2,009

According to most of the lease agreements between Citycon and its tenants, these tenants undertake to pay, in addition to rent, management fees to cover operating costs which Citycon incurs in maintaining the property. In addition, Citycon has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property’s tenant, while setting a minimum rent; however this component does not represent a material share of Citycon’s total rental revenues. Lease agreements with Citycon’s anchor tenants are mostly for long periods of 10 and even 20 years, while with smaller tenants the lease agreements are mostly for periods of three to five years. Citycon also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of 3 to 12 months.

The year ending December 31, 2013 was characterized by continuing challenges in the countries in which Citycon operates, although there are signs that the Swedish economy is gradually strengthening. Consumer confidence improved in all countries in which Citycon operates and remained above the Eurozone average, although it remained negative in Estonia and Lithuania. The year saw strong growth in retail sales in Estonia and Lithuania, positive growth in Finland and Sweden, and negative growth in Denmark. In addition, inflation increased in Finland, Estonia, and Denmark but remained stable in Sweden and Lithuania. In all of Citycon’s operating countries, except Lithuania, seasonally adjusted unemployment rates were lower than the Eurozone average. Finally, the availability of credit from financial institutions in the countries in which Citycon operates remained low and credit spreads remained high, although there was an improvement from the previous year.

During the year ended December 31, 2013, Citycon’s occupancy rate, calculated by the economic method on a rental income basis, remained stable at 95.7%. The market rents for retail premises remained stable in Finland. The average rent level of new lease agreements made during the year decreased compared to the previous year.

The average rent of the leases that began in 2013 was EUR 20.9/sq. ft. and the average annualized rent of the leases that ended in 2013 was EUR 20.7/sq. ft. More specifically, in Finland, the average annualized rent rose during 2013 from EUR 23.8/sq. ft. to EUR 25.0/sq. ft., and the occupancy rate decreased to 95.1% from 95.3% mainly due to a finalized redevelopment project with temporary vacancy; in Sweden, during 2013, the average annualized rent rose from EUR 21.5/sq. ft. to EUR 23.2/sq. ft., while the occupancy rate rose to 95.1% from 94.7%, mainly due to divestment of properties.

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

Central and Eastern Europe. In Central and Eastern Europe, we own, operate and develop shopping centers through Atrium, which is listed on the Vienna Stock Exchange and on the Euronext Stock Exchange, Amsterdam. Atrium operates primarily in Poland, the Czech Republic, Slovakia, and Russia, as well as Hungary, Romania and Latvia. The following data is presented on a 100% basis.

	As of December 31,
	2011	2012	2013
Our economic interest in Atrium	31.6%	34.5%	39.8%
Shopping centers	155	156	153
Properties under development	3	1	1
GLA (millions of square feet)	13.0	13.4	13.6
Occupancy rate	97.3%	97.4%	97.6%
Average annualized base rent (Euro per sq. ft.)	12.80	13.09	13.43

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,198	1,324	1,345	388
Net operating income	771	898	915	264
Increase (decrease) in value of investment property and investment property under development, net	385	(25)	(101)	(29)
Same property NOI growth (%)	8.6	7.3	3.7	N/A

The increase in Atrium’s rental income by 1.6% for the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result of property acquisition in Poland and rental indexation which was offset by a lower average EUR/NIS exchange rate in 2013 compared to the year 2012.

The increase in Atrium’s rental income by 10.5% for the year ended December 31, 2012 compared to the year ended December 31, 2011 was a result of properties acquisitions, mainly in Poland and in Czech Republic, rental indexation and reduction in the level of temporary discounts previously granted to tenants.

We made our initial investment in Atrium on August 1, 2008 through the acquisition of convertible debentures and warrants as part of a joint investment with CPI. As of December 31, 2008, we and CPI jointly held 27.2% of the voting rights in Atrium and our economic interest was 8.2%. In January and September 2009, we and CPI made a further investment in Atrium through the acquisition of Atrium shares, partly in exchange for cancellation of our convertible debentures and warrants, bringing our economic interest in Atrium to 30.1%, achieving initial joint control over Atrium with CPI. As of December 31, 2011 our economic interest in Atrium had increased to 31.6% and together with CPI we jointly controlled 51.0% of the voting rights in Atrium while as of December 31, 2012, our economic interest in Atrium had further risen to 34.5% and together with CPI we jointly controlled 53.9% of the voting rights in Atrium. By December 31, 2013, our economic interest had reached 39.8% and together with CPI we jointly controlled 53.7% of the voting rights in Atrium. For the years ended December 31, 2009 through 2013, we accounted for our interest in Atrium using the equity method. At the end of 2009, Atrium was initially proportionally consolidated due to our initial joint control over Atrium. It, however, ceased to be proportionally consolidated on January 1, 2010 due to our adoption of IFRS 11 as stated above. For further information on our acquisition Atrium share during 2013, please see Note 9c to our audited consolidated financial statements included elsewhere in this annual report.

The following table summarizes Atrium’s leasing activities for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
Renewals
Number of leases	401	394	739
GLA leased (square feet at end of period, in thousands)	666	1,720	1,194
New contracted annualized rent per leased square foot (EUR)	17.38	13.20	18.05
Prior contracted annualized rent per leased square foot (EUR)	17.48	13.90	18.49
New Leases
Number of leases	506	565	285
GLA leased (square feet at end of period, in thousands)	1,338	1,084	675
Contracted annualized rent per leased square foot (EUR)	11.10	17.37	15.6
Total New Leases and Renewals
Number of leases	907	959	1,024
GLA leased (square feet at end of period, in thousands)	2,004	2,804	1,869
Contracted annualized rent per leased square foot (EUR)	13.18	14.82	17.16
Expired Leases
Number of leases	611	613	647
GLA of expiring leases (square feet at end of period, in thousands)	863	929	1,019

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant’s income increases.

The year ending December 31, 2013 saw positive momentum re-emerge across Europe, including Central and Eastern Europe, with better growth, an improved outlook and renewed confidence. In the regions in which Atrium operates, several factors supported this trend, including the gradual pick-up in Eurozone demand, especially in Germany, and the easing of fiscal austerity within most Central and Eastern European countries. Accordingly, indications are that domestic demand is benefitting from a steady rebound. Looking ahead, it is anticipated that the economic upturn is likely to progress at a steady pace throughout 2014 and 2015. Furthermore, Atrium’s core markets – namely Poland, the Czech Republic and Slovakia which account for approximately three quarters of Atrium’s total portfolio value and all of which hold an “A” credit rating—are forecast to lead the region’s growth over the next few years with the IMF forecasting 2014 GDP growth of 2.4%, 1.5% and 2.3% for Poland, the Czech Republic and Slovakia respectively.

A focus on operational efficiency in shopping center management resulted in an increase in Atrium’s operating margin and NOI. In particular, Atrium’s NOI increased 5.3% from EUR 181.3 million for the year ended December 31, 2012 to EUR 190.8 million for the year ended December, 31 2013. Occupancy rates increased from 97.4% at the end of 2012 to 97.6% at the end of 2013, and same property NOI grew by 3.7% to EUR 185.3 million for the year ended December 31, 2013 compared to EUR 178.7 million for the year ended December 31, 2012.

Atrium’s management believes that the majority of its current rental rates are in line with market rates, with potential for increases through indexation.

Germany. We own and operate shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,
	2011	2012	2013
Shopping centers	6	6	6
Other properties	1	1	1
GLA (millions of square feet)	1.1	1.1	1.1
Occupancy rate	93.0%	92.5%	88%
Average annualized base rent (Euro per sq. ft.)	13.04	13.60	13.93

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	80	83	81	23
Net operating income	59	56	53	15
Decrease in value of investment property and investment property under development, net	(13)	(38)	(45)	(13)
Same property NOI growth (decrease) (%)	3.5	(5.0)	(0.5)	N/A

Israel. In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2011	2012	2013
Our economic interest in Gazit Development	75%	75%	82.5%
Shopping centers	11	11	11
Properties under development	1	1	2
GLA (millions of square feet)	1.4	1.4	1.4
Occupancy rate	99.0%	98.6%	97.1%
Average annualized base rent (NIS per sq. ft.)	105.26	108.14	113.09

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	193	202	211	61
Net operating income	149	151	159	46
Increase in value of investment property and investment property under development, net	224	35	28	8
Same property NOI growth (%)	7.2	3.5	3.6	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,
	2011	2012	2013
Shopping centers	4	3	4
Properties under development(1)	—	1	1
GLA (millions of square feet)	0.43	0.25	0.35
Occupancy rate	92.9%	90.1%	92.4%
Average annualized base rent (BRL per sq. ft.)	43.4	52.4	45.3

(1)	The project is in an advanced planning stage that has not yet been completed.

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions)			(U.S.$ in millions)
Rental income	34	31	34	10
Net operating income	29	16	18	5
Increase (decrease) in value of investment property and investment property under development, net	(18)	58	(42)	(12)

Healthcare Properties

Medical Office Buildings

ProMed. We own and operate medical office buildings in the United States through ProMed, our wholly-owned subsidiary. We fully consolidate the results of ProMed.

	As of December 31,
	2011	2012	2013)
Medical office buildings	15	16	16
GLA (millions of square feet)	1.4	1.5	1.5
Occupancy rate	95.9%	96.3%	96.0%
Average annualized base rent (U.S.$ per sq. ft.)	29.97	30.31	30.45

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions)			(U.S.$ in millions)
Rental income	145	193	200	57
Net operating income	103	142	147	42
Increase (decrease) in value of investment property and investment property under development, net	(3)	83	(6)	(2)

Other Businesses

Dori Group. Gazit Development holds, through Acad, 73.9% of the share capital and voting rights of U. Dori Group Ltd., a company listed on the TASE. Prior to April 17, 2011, Gazit-Globe held 36.9% of U. Dori Group Ltd. and on April 17, 2011, it increased its holding in U. Dori Group Ltd. to 73.8% by acquiring the outstanding remaining 50% interest in Acad that it did not previously own. In June 2011, Gazit-Globe sold 100% of Acad, which held a 73.8% interest in U. Dori Group Ltd., to Gazit Development. In October 2011, Dori Group announced that it had been informed by Gazit Development that Gazit Development was making initial inquiries with the goal, among other things, of considering ways to make the business of Dori Group and Gazit Development more efficient, including restructuring, combining operations or bringing in new partners. The aforementioned matters are still under consideration and neither company has made any definitive determination regarding how to proceed. Dori Group is primarily engaged in the development and construction of primarily residential projects in Israel and Eastern Europe. Gazit-Globe jointly controlled Dori Group during the year ended December 31, 2010 and the period ended April 17, 2011 and accounted for its results for these periods using the equity method. The following data for the period ended on April 17, 2011 is presented using the equity method. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. Set forth is Dori Group’s revenues and gross profit:

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions)			(U.S.$ in millions)
Revenues from sale of buildings, land and construction works performed(1)	1,356	1,749	1,691	487
Gross profit(1)	59	84	116	33

(1)	Revenues and gross profit on a 100% basis.

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

Revenues from sale of buildings, land and construction works performed. Such revenues primarily consist of revenues from construction works performed by Dori Group and revenues from the sale of residential apartments by Dori Group. Starting in 2013, it also includes revenues from First Capital’s residential development activity.

Cost of buildings sold, land and construction works performed. Cost of buildings sold, land and construction works performed primarily consists of construction works performed and cost of residential apartments sold by Dori Group and First Capital, including the cost of land, raw materials and subcontractors.

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

Company’s share in earnings of equity-accounted investees, net. Company’s share in earnings (losses) of equity-accounted investees, net, primarily consists of our share in the net income of Atrium. The remainder of our share in earnings (losses) of equity-accounted investees, net, reflects our share in certain joint ventures, primarily of Equity One and Dori Group with third parties.

Finance expenses. Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on derivative instruments, loss from early redemption of debentures, unwinding of financial derivatives, and exchange rate differences, net of finance expenses carried mainly to cost of real estate under development.

Finance income. Finance income primarily consists of gain from marketable securities, dividend income, interest income, and revaluation of derivatives.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax benefit or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from changes in corporate tax rates, deferred taxes resulting from changes in the fair value of financial derivatives, current tax expenses and taxes with respect to previous years.

Year ended December 31, 2013 compared to year ended December 31, 2012

	Year Ended December 31,				Year Ended December 31,
	2012	2013	Increase		2013
			(decrease)	Change (%)	U.S.$ in millions
	(NIS in millions)
Rental income	5,249	5,146	(103)	(2)	1,483
Property operating expenses	1,705	1,689	(16)	(1)	487

Net operating rental income	3,544	3,457	(87)	(2)	996

Revenues from sale of buildings, land and construction works performed	1,749	1,794	45	3	517
Cost of buildings sold, land and construction works performed	1,665	1,667	2	—	480

Gross profit from sale of buildings, land and construction works performed	84	127	43	51	37

Total gross profit	3,628	3,584	(44)	(1)	1,033
Fair value gain from investment property and investment property under development, net	1,913	933	(980)	(51)	269
General and administrative expenses	(648)	(582)	66	(10)	(168)
Other income	164	218	54	33	63
Other expenses	(47)	(74)	(27)	57	(21)
Company’s share in earnings of equity-accounted investees, net	299	161	(138)	(46)	46

Operating income	5,309	4,240	(1,069)	(20)	1,222
Finance expenses	(2,214)	(2,185)	29	(1)	(630)
Finance income	120	549	429	358	158

Income before taxes on income	3,215	2,604	(611)	(19)	750
Taxes on income	681	294	(387)	(57)	84

Net income	2,534	2,310	(224)	(9)	666

Rental Income

The decrease of NIS 103 million (U.S.$ 30 million), or 2%, in rental income, or increase of NIS 216 million (U.S.$ 62 million), or 4%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	an increase of NIS 145 million due to acquisitions, the completion of development and redevelopment, increases and step-ups of rental rates in First Capital;

•	an increase of NIS 47 million in Citycon primarily from acquisitions, completion of development projects and growth of like for like rental income in Citycon; and

•	an increase of NIS 32 million in Equity One primarily from acquisitions, completion of development and redevelopment projects and rent commencements.

Property operating expenses

The decrease of NIS 16 million (U.S.$ 5 million), or 1%, in property operating expenses, or increase of NIS 92 million (U.S.$ 27 million), or 5%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	an increase of NIS 100 million due to the growth in GLA associated with properties acquired and the completion of development and redevelopment in 2012 and 2013.

Property operating expenses, as a percentage of rental income, was 32.8% for the year ended December 31, 2013 compared to 32.5% for the year ended December 31, 2012. The increase was mainly due to the development and redevelopment of properties, the net operating income with respect to which is affected by the stage they are at, the acquisition of properties with a lower net operating income margin as of the acquisition date, and current accounting amortization of tenant incentive carried to the rental income line item, starting in the second quarter of 2013.

Revenues from sale of buildings, land and construction works performed

The increase of NIS 45 million (U.S.$ 13 million), or 3%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due to:

•	an increase of NIS 103 million due to initial revenues in the year ended December 31, 2013 from residential inventory in First Capital; and

•	an increase of NIS 25 million in revenues from sale of buildings and land in Dori Group compared to the year ended December 31, 2012.

partially offset by:

•	a decrease of NIS 83 million in revenues from construction work in Dori Group.

Cost of buildings sold, land and construction works performed

The increase of NIS 2 million (U.S.$ 0.6 million), or 0.1%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	an increase of NIS 93 million due to the initial costs in the year ended December 31, 2013 from the sale of residential inventory by First Capital; and

•	an increase of NIS 5 million due to costs arising from the sale of buildings and land in Dori Group compared to the year ended December 31, 2012.

offset by:

•	a decrease of NIS 100 million due to costs arising from construction works performed in which Dori Group was engaged compared to the year ended December 31, 2012.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2013, the fair value of our properties increased by NIS 933 million (U.S.$ 269 million), due mainly to increase in the fair value of Equity One’s, Citycon’s and First Capital’s properties. This compares to a fair value gain during the year ended December 31, 2012 of NIS 1,913 million. The decrease of NIS 980 million (U.S.$ 282 million) in the fair value gain in 2013 compared to 2012 was due mainly to First Capital, deriving from a decrease in capitalization rates in 2012 compared with relatively stable capitalization rates in 2013.

General and administrative expenses

The decrease of NIS 66 million (U.S.$ 19 million), or 10%, in general and administrative expenses, or NIS 97 million (U.S.$ 28 million), or 4%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to a decrease at Equity One and Citycon, as a result of a decrease in legal expenses, professional consultancy expenses and salary expenses, and additional saving in administrative expenses as a result of structural changes in 2012, which included the privatization of Gazit America.

Other income

The increase of NIS 54 million (U.S.$ 16 million), or 33%, in other income, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	increase of NIS 39 million resulting from a gain from bargain purchase on the acquisition of Atrium’s shares from CPI in 2013 compared to 2012 in which the gain from bargain purchase was with respect to acquisitions made through trades on the Vienna Stock Exchange; and

•	increase of NIS 25 million resulting from a gain from bargain purchase of Ronson shares by Dori Group.

Other expenses

The increase of NIS 27 million (U.S.$ 8 million) or 57% in other expenses for the year ended December 31, 2013 compared to the year ended December 31, 2012 was due primarily to:

•	an increase of NIS 32 million in loss on sale of properties with respect to Equity One and First Capital.

Company’s share in earnings of equity-accounted investees, net

The decrease of NIS 138 million (U.S.$ 40 million) or 46% in Company’s share in earnings of equity-accounted investees, net, for the year ended December 31, 2013 compared to the year ended December 31, 2012 is comprised mainly of:

•	the Company’s share of Atrium’s earnings in 2013, in an amount of NIS 127 million, compared to NIS 159 million in 2012. The decrease in Atrium’s earnings was mainly due to a higher devaluation (loss) in the fair value on its investment properties (primarily with respect to lands) in 2013, compared to 2012; and

•	in 2012, the Company included the Company’s share of Royal Senior Care’s earnings in an amount of NIS 63 million primarily with respect to a capital gain from the sale of 12 senior housing facilities.

Finance expenses

The decrease of NIS 29 million (U.S.$ 8 million), or 1%, in finance expenses, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	a decrease of NIS 116 million resulting from raising debt in 2012 and 2013 at lower interest rates than the debt settled and a decrease in average interest bearing debt in the aforementioned period.

partially offset by:

•	an increase of NIS 63 million in the effective interest rate of liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2013 compared to the year ended December 31, 2012;

•	an increase of NIS 19 million due to capitalization of more finance expenses in 2012.

Finance income

The increase of NIS 429 million (U.S.$ 124 million), or 358%, in finance income, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to an increase of NIS 39 million in interest income and an increase of NIS 418 million gain from the revaluation of financial derivatives, primarily with respect to currency hedging transactions.

partially offset by:

•	a decrease of NIS 23 million from the realization of securities and from dividend income.

Taxes on income

Taxes on income amounted to NIS 294 million (U.S.$ 84 million) in the year ended December 31, 2013 compared to NIS 681 million in the year ended December 31, 2012. The decrease was due mainly to deferred tax expenses of NIS 232 million primarily with respect to a decrease in deferred tax expenses amounting to NIS 303 million arising from a lower increase in the fair value of investment property and investment property under development in 2013 compared with 2012, changes in the Company’s and a subsidiary’s estimation, net of the ability to offset tax losses against gains from hedge transactions and others, in the amount of NIS 72 million, and a total of NIS 60 million resulting from a decrease in the tax rate in Finland starting in 2014. Our current tax expenses totaled NIS 53 million in the reporting period, compared with expenses of NIS 24 million in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

	Year Ended December 31,
	2011	2012	Increase
			(decrease)	Change (%)
	(NIS in millions)
Rental income	4,718	5,249	531	11
Property operating expenses	1,522	1,705	183	12

Net operating rental income	3,196	3,544	348	11

Revenues from sale of buildings, land and construction works performed	1,001	1,749	748	75
Cost of buildings sold, land and construction works performed	967	1,665	698	72

Gross profit from sale of buildings, land and construction works performed	34	84	50	147

Total gross profit	3,230	3,628	398	12
Fair value gain from investment property and investment property under development, net	1,670	1,913	243	15
General and administrative expenses	(733)	(648)	(85)	(12)
Other income	115	164	49	43
Other expenses	(110)	(47)	(63)	(57)
Company’s share in earnings of equity-accounted investees, net	334	299	(35)	(10)

Operating income	4,506	5,309	803	18
Finance expenses	(2,197)	(2,214)	(17)	1
Finance income	72	120	48	67

Income before taxes on income	2,381	3,215	834	35
Taxes on income	328	681	353	108

Net income	2,053	2,534	481	23

Rental Income

The increase of NIS 531 million (U.S.$ 153 million), or 11%, in rental income, or NIS 310 million (U.S.$ 89 million), or 7%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 204 million due to external and internal growth in First Capital; and

•	an increase of NIS 100 million in Citycon primarily from acquisitions and completion of development projects.

Property operating expenses

The increase of NIS 183 million (U.S.$ 53 million), or 12%, in property operating expenses, or NIS 105 million (U.S.$ 30 million), or 6%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 87 million due to the growth in GLA associated with properties acquired in 2011 and 2012.

Property operating expenses, as a percentage of rental income, was 32.5% for the year ended December 31, 2012 compared to 32.3% for the year ended December 31, 2011.

Revenues from sale of buildings, land and construction works performed

The increase of NIS 748 million (U.S.$ 215 million), or 75%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due to:

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

Cost of buildings sold, land and construction works performed

The increase of NIS 698 million (U.S.$ 201 million), or 72%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

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

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2012, the fair value of our properties increased by NIS 1,913 million (U.S.$ 551 million), due mainly to the net increase in the fair value of First Capital’s and Equity One’s properties. This compares to a fair value gain during the year ended December 31, 2011 of NIS 1,670 million, due mainly to the net increase in the fair value of First Capital’s properties.

General and administrative expenses

The decrease of NIS 85 million (U.S.$ 24 million), or 12%, in general and administrative expenses, or NIS 62 million (U.S. $ 18 million), or 10%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

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

Other income

The increase of NIS 49 million (U.S.$ 14 million), or 43%, in other income, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to increase of NIS 32 million resulting from gain from bargain purchase generated by the purchase of Atrium’s shares in an amount of NIS 134 million in 2012 compared to NIS 76 million gain generated by the purchase of Atrium shares and an NIS 26 million gain from the initial consolidation of Dori Group in 2011, and an NIS 21 million gain resulting from the sale of properties.

Other expenses

The decrease of NIS 63 million (U.S.$ 18 million) or 57% in other expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 was due primarily to a decrease of NIS 38 million in loss of sale of properties and to an impairment of goodwill of NIS 38 million with respect to Citycon recorded in 2011.

Company’s share in earnings of equity-accounted investees, net

The decrease of NIS 35 million (U.S.$ 10 million) or 10% in Company’s share in earnings of equity-accounted investees, net, for the year ended December 31, 2012 compared to the year ended December 31, 2011 is comprised mainly of:

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

Finance income

The increase of NIS 48 million (U.S.$ 14 million), or 67%, in finance income, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to an increase of NIS 15 million in interest income, an increase of NIS 15 million from the realization of investments and from dividend income, a NIS 13 million gain from revaluation of derivatives, primarily with respect to economic currency hedging transactions which was recognized in 2012 (in 2011 we recognized a loss).

Taxes on income

Taxes on income amounted to NIS 681 million (U.S.$ 196 million) in the year ended December 31, 2012 compared to NIS 328 million in the year ended December 31, 2011. This change was due mainly to deferred tax expenses of NIS 656 million primarily with respect to an increase in the value of investment property and investment property under development, compared to deferred tax expenses of NIS 302 million in the year ended December 31, 2011.

B. Liquidity and Capital Resources

We conduct the substantial majority of our income producing property operations in the United States, Canada, Northern Europe and Central and Eastern Europe through our public subsidiaries and affiliates. We also conduct our real estate development and construction operations in Israel and Eastern Europe through our public subsidiary, Dori Group. We conduct the remainder of our operations, including our shopping center business in Israel, Germany and Brazil and our medical office building business in the United States, through privately owned subsidiaries.

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

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, and Atrium. In the year ended December 31, 2013, we received dividend payments in the amount of NIS 690 million (U.S.$ 199 million) from these subsidiaries. In 2012, we received dividend payments in the amount of NIS 675 million from these subsidiaries and interest payments in the amount of NIS 9 million on account of debt securities that we held in Citycon. In 2011, we received dividend payments in the amount of NIS 517 million from these subsidiaries and interest payments in the amount of NIS 44 million on account of debt securities that we held in First Capital and Citycon and a loan to Gazit America.

Because a significant portion of our operations are conducted through public subsidiaries and affiliates, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries and affiliates.

As of December 31, 2013, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 1.6 billion (U.S.$ 467 million). As of December 31, 2013, we had revolving credit lines on a consolidated basis in the total amount of NIS 9.8 billion (U.S.$ 2.8 billion), of which we had drawn a total of NIS 1.8 billion (U.S.$ 0.5 billion) and had NIS 8.0 billion (U.S.$ 2.3 billion) available for immediate drawdown. In total, our liquid assets and approved unutilized credit facilities as of December 31, 2013 amounted to NIS 9.6 billion (U.S.$ 2.8 billion) on a consolidated basis. As of December 31, 2013, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 38.4 billion (U.S.$ 11.0 billion). Our interest-bearing debt on a consolidated basis was NIS 38.2 billion (U.S.$ 11.0 billion) (excluding NIS 1.2 billion (U.S.$ 352 million) of convertible debentures) as of December 31, 2013.

As of December 31, 2013, we had a working capital deficiency of NIS 1,635 million (U.S.$ 471 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 8.0 billion (U.S.$ 2.3 billion) was available for immediate drawdown as of December 31, 2013) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

As of December 31, 2013, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 641 million (U.S.$ 185 million). As of December 31, 2013, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 4.2 billion (U.S.$ 1.2 billion), of which they had drawn a total of NIS 1.3 billion (U.S.$ 0.4 billion) and had NIS 2.9 billion (U.S.$ 0.8 billion) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2013, amounted to NIS 3.5 billion (U.S.$ 1.0 billion) on a consolidated basis. As of December 31, 2013, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 1.7 billion (U.S.$ 0.5 billion). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 14.7 billion (U.S.$ 4.2 billion) as of December 31, 2013.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2013, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 10.8 billion (U.S.$ 3.1 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.9 billion (U.S.$ 1.1 billion). As of December 31, 2012, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 9.7 billion (U.S.$ 2.8 billion) and indebtedness to financial institutions in the aggregate amount of NIS 5.5 billion (U.S.$ 1.6 billion).

The following table sets forth information regarding the credit facilities to which Gazit-Globe and its private subsidiaries are party as of December 31, 2013:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various(2)	1,266	3.0	2,960	4,226	2.6%
Term Loan	EUR	478	5.1	N/A	N/A	3.0%
Term Loans	Israeli CPI	327	1.5	N/A	N/A	3.2%
Term Loan	U.S.$	266	7.8	N/A	N/A	5.5%
Fixed-Rate mortgages	U.S.$	1,012	6.1	N/A	N/A	5.7%
Floating-Rate mortgages	NIS	61	0.7	N/A	N/A	4.0%
Floating-Rate mortgages(1)	EUR	512	2.7	N/A	N/A	1.3%

Total		3,922

(1)	Effective fixed interest rate of 5.1% taking into account interest rate swap transactions.
(2)	NIS 429 million is denominated in EUR, NIS 164 million is denominated in C$ and NIS 630 million is denominated in U.S.$. and the remainder is denominated in NIS.

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2013:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/Denominations
	(NIS in millions)	(NIS in millions)
Series A	219	158	6.5%	6.18%	2017	U.S. dollar
Series B	170	149	6-month	2.50%	2016	Euro
			EURIBOR + 2%
Series C	894	1,115	4.95%	4.88%	2018	Increase in the Israeli CPI
Series D	2,069	2,466	5.1%	5.02%	2021	Increase in the Israeli CPI
Series E	556	545	6-Month	2.08%	2017	None/NIS
			TELBOR + 0.7%
Series F	570	565	6.4%	6.73%	2016	None/NIS
Series I	1,223	1,444	5.3%	5.58%	2018	Increase in the Israeli CPI
Series J (Secured)	735	861	6.5%	5.76%	2019	Increase in the Israeli CPI
Series K	2,653	2,961	5.35%	4.35%	2024	Increase in the Israeli CPI
Series L	451	446	4.00%	4.14%	2027	Increase in the Israeli CPI
Non-listed issued by wholly-owned subsidiary	33	40	4.57%	4.98%	2015	Increase in the Israeli CPI

Total		10,750

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development. For further information of the debentures’ terms and maturity table see Note 41B(2) to our financial statements.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, including: (i) maintenance of a ratio of actual drawn credit to value of securities (listed securities of public subsidiaries and affiliates of Gazit-Globe) of 47.5% to 91%, (ii) maintenance of minimum shareholders’ equity excluding non-controlling interests of NIS 3.75 billion for Gazit-Globe on a consolidated basis, (iii) maintenance of a ratio of net financial debt to value of total assets, based on consolidated financial statements, not in excess of 75%, (iv) maintenance of a ratio of net financial debt to value of total assets, on an expanded solo basis, not in excess of 77.5% based on the equity method for investments in investees, (v) a requirement that shareholders’ equity for Atrium (attributable to equity holders of Atrium) not be less than EUR 1.5 billion, (vi) maintenance of a ratio of Atrium’s net interest bearing debt to total assets not above 45%, (vii) maintenance of a ratio of annual dividend from First Capital shares which are held as collateral, to interest expense on actual drawn credit, over any three consecutive quarters shall not be less than 1.5 (or 1.75, subject to shareholders equity lower than NIS 5.5 billion or if the ratio of the consolidated net financial debt exceeds 62.5%), (viii) maintenance of average quarterly EPRA Earnings (FFO calculated according to EPRA), over any two consecutive quarters, will be not less than NIS 60 million, (ix) maintenance of a ratio of Citycon’s equity (including capital loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to Citycon’s total assets of not less than 30%, (x) maintenance of a ratio of Citycon’s EBITDA (with certain adjustments) to Citycon’s net financial expenses of not less than 1.6, (xi) maintenance of the percentage of First Capital’s shares pledged will be no less that 26% (20% on a diluted basis as defined in the agreement) of First Capital’s share capital and, if there is another holder of First Capital’s shares who owns over 19.99% of its share capital, the Company will pledge additional shares such that the Company’s proportion shall exceed such amount by at least 10%, (xii) but in no event less than 34% of First Capital’s share capital, (xiii) maintenance of a ratio of First Capital’s net financial debt proportional to the shares pledged, with the addition of the leverage that is reflected by the amount utilized out of the relevant credit facility, to First Capital’s EBITDA not in excess of 14.2 and not in excess of 13.5 over any three consecutive quarters, (xiv) maintenance of a ratio of First Capital’s EBITDA to First Capital’s financial expenses of not less than 1.55x or 1.75x during three consecutive quarters, (xv) maintenance of the ratio First Capital’s net financial debt proportional to the shares pledged, with the addition of the utilized credit out of the total credit facility, to the proportion of First Capital’s real estate value (by the ratio of First Capital’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xvi) the ratio of Equity One’s EBITDA (as adjusted) to Equity One’s finance expenses shall not be less than 1.65, (xvii) the ratio of the sum of Equity One’s net interest bearing debt and the utilized (outstanding amount) under the relevant credit facility to Equity One’s consolidated adjusted EBITDA shall not exceed 14, and the ratio of the interest bearing debt and the outstanding amount under the credit facility to Equity One’s consolidated NOI shall not exceed 13, (xviii) maintenance of the ratio of actual drawn credit to value of securities (pledged Citycon shares whose securities value is the average of its market value and net asset value) shall not exceed 70%, (xix) maintenance of the ratio of Citycon shares used as collateral shall not be less than 30% from Citycon’s share capital, (xx) maintenance of the ratio of pledged Equity One shares shall not be less than 20% of Equity One’s share capital on a fully diluted basis and the quantity of shares pledged to the bank and/or not pledged to another party (including shares held by subsidiaries of the Company (directly and indirectly)) will be no less than 28% of Equity One’s share capital (or 20% if some of the amount of the credit facility outstanding is reduced), (xxi) ratio of dividends from Equity One shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters, (xxii) ratio of Equity One’s interest bearing debt proportional to the shares pledged, with the addition of the utilized credit out of the total credit facility, to the proportion Equity One’s real estate value (by the ratio of Equity One’s shares that are pledged) shall not exceed 82.5%, and (xxiii) maintenance of the ratio of actual drawn credit to value of securities (Equity One’s shares by average of market value and net asset value) shall not exceed 70%. As of December 31, 2013, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

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

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One’s indebtedness as of December 31, 2013:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (U.S.$ in thousands)	Remaining Maturity (years)
Unsecured debentures	U.S.$	5.02	5.07	726,688	5.3
Mortgages	U.S.$	5.99	5.26	434,401	4.3
Unsecured Term Loan (U.S.$ 250 million) (1)	U.S.$	3.17	3.17	248,557	5.1
Unsecured credit facilities: Bank Syndicate (U.S.$ 575 million)(2)	U.S.$	1.30	1.30	90,079	1.8
Unsecured credit facilities: City National Bank of Florida ($ 5 million)(3)	U.S.$	—	—	—	0.9

Total				1,499,725

(1)	Interest rate represents the effective fixed interest rate according to an interest rate swap transaction entered into by Equity One.
(2)	As of December 31, 2013, U.S.$ 413 million was the maximum availability of which U.S.$ 91 million was drawn.
(3)	As of December 31, 2013, the credit facility was unutilized.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total liabilities to total assets value not in excess of 60%, (ii) maintenance of a ratio of secured debt to value of total assets not in excess of 40%, (iii) maintenance of a ratio of Adjusted EBITDA to debt servicing (principal and interest payments) at a minimum level of 1.50x, (iv) maintenance of a ratio of unsecured debt to unsecured assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.85x, (vi) maintenance of a ratio of the amount of investments in non-income-producing properties (with respect to investment in vacant land, properties under development, mezzanine debt, mortgage loans, equity securities and investments in unconsolidated joint ventures) to Equity One’s total assets not in excess of 35%, (vii) budgeted development and redevelopment investments are not to exceed 20% of the total assets value, (viii) investments in mortgage loans and mezzanine loans are not to exceed 10 % of the total asset value, and (ix) a requirement that the tangible net worth may not fall below U.S.$ 1.5 billion plus 75% of the proceeds of all equity issuances after September 2011. As of December 31, 2013, Equity One was in compliance with all of these covenants.

In light of the resources that are available to Equity One, mainly unutilized and committed credit facilities available for immediate drawdown in the amount of U.S.$ 323 million (NIS 1,121 million) and U.S.$ 325 million as of December 31, 2013 and December 31, 2012, respectively, and cash and cash equivalents in the amount of U.S.$ 25.6 million (NIS 89 million) and U.S.$ 27.4 million as of December 31, 2013 and December 31, 2012, respectively, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2013:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures(1)	C$	4.86	5.00	1,861,953	6.3
Unsecured convertible debentures	C$	5.08	6.35	374,012	4.6
Mortgages	C$	5.17	4.87	1,366,583	3.9
Unsecured credit facilities (C$ 600 million)(2)	C$	—	—	—	2.5
Secured credit facilities (C$ 75 million)(2)	C$	—	—	—	1

				3,602,548

(1)	After the reporting date, First Capital completed an offering in Canada of C$ 300 million par value (NIS 979 million) unsecured debentures (Series R) by way of an expansion of a listed series. The debentures bear a fixed annual interest at the rate of 4.79%, and mature on August 30, 2024.
(2)	As of December 31, 2013, the total availability for immediate drawdown amounted to C$ 631.6 million, net of letter of credits provided.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of debt to total assets not in excess of 65%, (ii) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (iii) maintenance of a ratio of EBITDA to debt servicing (principal and interest payments) at a minimum level of 1.5x, (iv) a requirement that First Capital’s average net worth over the last four consecutive quarters may not fall below C$ 1.4 billion, (v) maintenance of a ratio of unpledged assets (not including properties under development) to unsecured debt at a minimum level of 1.3x, and (vi) maintenance of ratio of secured debt to total assets shall not exceed 40%. As of December 31, 2013, First Capital was in compliance with all of these covenants.

In light of the resources that are available to First Capital as of December 31, 2013, mainly unused and committed credit facilities available for immediate drawdown in the amount of C$ 631.6 million (NIS 2,062 million) and C$ 532 million as of December 31, 2013 and December 31, 2012, respectively, and cash and cash equivalents in the amount of C$ 5.1 million (NIS 16 million) and C$ 70.1 million as of December 31, 2013 and December 31, 2012, respectively, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that First Capital will meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2013:

Debt Instrument	Denomination		Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR		3.9	4.1	656,102	5.6
Mortgages	SEK		3.7	3.7	2,539	1.5
Other unsecured debts-variable interest(1)	—	(2)	2.2	2.2	686,308	2.7
Other unsecured debts-fixed interest	—	(2)	5.4	5.4	117,241	3.8

					1,462,190

(1)	Citycon entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 576.1 million of these variable interest loans.
(2)	EUR 504.7 million is denominated in Euros, EUR 290 million is denominated in Swedish Krona, and EUR 9 million is denominated in Latvian Lat.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total asset value not below 32.5% , (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of a minimum of 1.8, (iii) maintenance of a ratio of secured debt to total debt that shall not exceed 7.5%, (iv) absence of change of control as defined in the agreement, and (v) further with respect to the EUR 500 million Eurobond issuance, Citycon has committed to maintain the solvency ratio at below 65% and the secured solvency ratio at below 25%. As of December 31, 2013, Citycon was in compliance with all of these covenants.

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

In light of the resources that are available to Citycon, mainly unused and committed credit facilities in the amount of EUR 380 million (NIS 1,817 million) and EUR 217 million as of December 31, 2013 and December 31, 2012, respectively, and cash and cash equivalents in the amount of EUR 38 million (NIS 182 million) and EUR 51 million as of December 31, 2013 and December 31, 2012, respectively, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term, debt refinancing and disposals of investment properties can be considered.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2013:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Floating rate debentures	EUR	4.0	4.5	83,280	2017
Fixed rate debentures	EUR	4.04	4.3	386,522	2015-2020
Floating rate debentures	Czech Krona	1.8	3.2	29,264	2015
Secured loans at fixed rate	EUR	3.1	3.2	48,579	2017
Secured loan at floating rate	EUR	4.1	4.3	255,910	2016-2021

				803,555

Atrium’s debt is subject to several customary financial covenants including solvency ratios, debt coverage ratios and assets to debt ratio. As of December 31, 2013, Atrium is in compliance with all these covenants.

As of December 31, 2013 and December 31, 2012, Atrium had cash and cash equivalents of EUR 305.6 million (NIS 1,461 million) and EUR 207.8 million, respectively. Atrium management plans to meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, proceeds from the issuance of equity and convertible securities, proceeds from property dispositions and available cash.

Dori Group

The following table sets forth information regarding Dori Group’s indebtedness as of December 31, 2013:

Debt Instrument	Denomination	Average Coupon Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (NIS thousands)	Final Maturity
Unsecured debentures	NIS	6.57	5.75	99,048	2015
Unsecured debentures	Israeli CPI	5.9	5.5	478,180	2014-2021
Long term loans and credit	NIS/Israeli CPI	3.5-5.3	3.5-5.3	8,305	2014-2015
Short term loans and credit	NIS/Israeli CPI	3.2-4.65	3.2-4.65	82,794	2014

				668,327

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of ratio of equity to total assets on consolidated basis shall not be less than 15%, (ii) maintenance of ratios of equity to total assets on consolidated basis in investees shall not be less than 13%-20%; (iii) U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million, (iv) liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively, (v) a ratio of Dori Construction’s financial debt to its capital of no more than 70% (revised to 130% subsequent to the reporting date), (vi) a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital, (vii) a ratio of debt to total assets at Dori Construction and its subsidiary of no more than 30%, (viii) Dori Construction has undertaken not to pledge its assets or to transfer them to third parties, and (iv) the financing bank’s share shall not exceed 30% of the financial debt (including guarantees) of Dori Construction Ltd. As of December 31, 2013, Dori Group was in compliance with all of these covenants and its working capital was sufficient for its present requirements.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase/Decrease
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(NIS in millions)			(%)
Net cash provided by operating activities	1,126	1,393	1,218	24	(13)
Net cash used in investing activities	(4,217)	(4,646)	(2,237)	10	(52)
Net cash provided by financing activities	4,017	3,490	428	(13)	(88)
Cash and cash equivalents, end of period	1,539	1,683	1,018	9	(40)

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our income producing properties (rental and other revenues less property operating expenses) and dividends from joint ventures, less general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 1,218 million (U.S.$ 351 million) for the year ended December 31, 2013 compared to NIS 1,393 million for the year ended December 31, 2012. The decrease of NIS 175 million, or 13%, was due primarily to timing differences with respect to working capital items and to a non-recurring dividend from a joint venture recorded in 2012 amounted to NIS 282 million, which was offset by interest received due to unwinding of hedge transactions amounting to NIS 187 million and lower interest paid.

Net cash provided by operating activities totaled NIS 1,393 million for the year ended December 31, 2012 compared to NIS 1,126 million for the year ended December 31, 2011. The increase of NIS 267 million, or 24%, was due primarily to moderate improvement in the current operations of our subsidiaries, timing differences with respect to working capital items and interest payments, and to non-recurring dividend from a joint venture amounted to NIS 282 million.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred with respect to developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 2,237 million (U.S.$ 644 million) for the year ended December 31, 2013 compared with NIS 4,646 million used in investing activities for the year ended December 31, 2012. The decrease of NIS 2,409 million in cash used for investing activities, or 52%, was due primarily to a decrease of NIS 3,323 million (U.S.$ 957 million) with respect to the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2013 compared with the year ended 2012 offset by a decrease of NIS 224 million (U.S.$ 65 million) in the net proceeds from the net sale of financial assets and the grant of loans for the year ended 2013 compared to the year ended 2012, and an increase of NIS 1,009 million (U.S.$ 291 million) in investments and loans to investees for the year ended 2013 compared with the investment in 2012.

Net cash used in investing activities totaled NIS 4,646 million for the year ended December 31, 2012 compared with NIS 4,217 million used in investing activities for the year ended December 31, 2011. The increase of NIS 429 million, or 10%, was due primarily to a higher use of cash in respect of the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2012 compared with the year ended 2011, offset by net investments in available for sale and other financial assets for the year ended 2012 compared with net proceeds from disposals in 2011, and a higher amount of long term loans granted in the year ended 2012 compared to the year ended 2011.

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

Net cash provided by financing activities totaled NIS 428 million (US$ 123 million) for the year ended December 31, 2013 compared with NIS 3,490 million net cash provided by financing activities for the year ended December 31, 2012. The decrease of NIS 3,062 million, or 88%, is due primarily to the lower receipt of long-term loans, decrease in capital issuance to non-controlling interests compared to the year ended December 31, 2012 offset by an increase of capital issuance by the Company as well as lower repayments of debentures and amounts received due to unwinding of hedge transactions.

Net cash provided by financing activities totaled NIS 3,490 million for the year ended December 31, 2012 compared with NIS 4,017 million net cash provided by financing activities for the year ended December 31, 2011. The decrease of NIS 527 million, or 13%, is due primarily to the lower receipt of long-term loans, credit facilities and short-term credit, lower issuances of shares by the Company, and repayment of larger amounts of long-term loans and debentures compared to the year ended December 31, 2011 offset by an increase of debenture issuances as well as capital issuances to non-controlling interests.

2013. During the year ended December 31, 2013, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,025 million, comprised of the issuance of equity amounting to NIS 489 million in Gazit-Globe, C$ 5 million of equity securities by First Capital, U.S.$ 5 million of equity securities by Equity One, EUR 99 million of equity securities by Citycon and NIS 27 million of equity securities by U. Dori Construction Ltd.; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 4,667 million, comprised of the net issuance of C$ 442 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 923 million, net issuance of EUR 428 million by Citycon, and net issuance of debentures by Dori Group and its subsidiary in the amount of NIS 115 million; and

offset by:

•	acquisition of non-controlling interests amounting to NIS 102 million; and

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 4,558 million, comprised of NIS 1,195 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 94 million repaid by Equity One, C$ 235 million repaid by First Capital, AND EUR 476 million repaid by Citycon; and

•	dividend distributions amounting to NIS 996 million mainly comprised of NIS 298 million paid by Gazit-Globe, U.S.$ 71 million paid by Equity One, C$ 96 million paid by First Capital and EUR 25 million paid by Citycon.

2012. During the year ended December 31, 2012, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,835 million, comprised of the issuance of equity amounting to NIS 3 million in Gazit-Globe, C$ 317 million of equity securities by First Capital, U.S.$ 79 million of equity securities by Equity One and EUR 49 million of equity securities by Citycon; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 2,991 million, comprised of the net issuance of C$ 340 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 959 million and net issuance of EUR 140 million by Citycon, and offset by:

•	acquisition of non-controlling interests amounting to NIS 263 million; and

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 156 million, comprised of NIS 110 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 242 million received by Equity One, C$ 87 million repaid by First Capital, EUR 138 million repaid by Citycon; and

•	dividend distributions amounting to NIS 917 million comprised of NIS 264 million paid by Gazit-Globe, U.S.$ 55 million paid by Equity One, C$ 83 million paid by First Capital and EUR 22 million paid by Citycon.

2011. During the year ended December 31, 2011, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,033 million, comprised of the issuance of equity amounting to NIS 319 million in Gazit-Globe, C$ 23 million of equity securities by First Capital, U.S.$ 96 million of equity securities by Equity One and EUR 54 million of equity securities by Citycon;

•	loans and proceeds from credit facilities net of repayments of long-term loans and credit facilities, amounting to NIS 3,063 million, comprised of NIS 1,687 million received by Gazit-Globe and its private subsidiaries, U.S.$ 181 million repaid by Equity One, C$ 276 million received by First Capital, EUR 142 million received by Citycon and C$ 110 million received by Gazit America; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 1,170 million, comprised of the net issuance of C$ 281 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 227 million and repayment of NIS 72 million by Dori Group.

offset by:

•	acquisition of non-controlling interests amounting to NIS 384 million; and

•	dividend distributions amounting to NIS 865 million comprised of NIS 298 million paid by Gazit-Globe, U.S.$ 66 million paid by Equity One, C$ 69 million paid by First Capital and EUR 18 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. In accordance with this policy, in 2012 we announced that beginning in the first quarter of 2013, the quarterly dividend declared would be at least NIS 0.43 per share each quarter and that the dividend for 2013 would therefore be at least NIS 1.72 per share. On April 22, 2013, Gazit-Globe paid a quarterly cash dividend of NIS 0.43 (U.S.$ 0.12) per share. On July 2, 2013, Gazit-Globe paid a quarterly cash dividend of NIS 0.43 (U.S.$ 0.12) per share. On October 9, 2013, Gazit-Globe paid a quarterly cash dividend of NIS 0.43 (U.S.$ 0.12) per share. On December 30, 2013, Gazit-Globe paid a quarterly cash dividend of NIS 0.43 (U.S.$ 0.12) per share. On April 23, 2014, Gazit-Globe will pay a quarterly cash dividend of NIS 0.45 (U.S.$ 0.13) per share.

In November 2013, we announced that our minimum dividend to be declared in 2014 will not be less than NIS 0.45 (U.S.$ 0.13) per share per quarter (NIS 1.80 (U.S.$ 0.52) per annum).

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

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2013. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries), with each of our public subsidiaries and affiliates being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

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

Assets Summary Table

Name of Company/Region	Type of Security/Property	Holding (Number of Shares)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One	Shares (NYSE)	53.2	2,802	807	4,143	1,194
First Capital	Shares (TSX)	94.3	4,899	1,412	5,449	1,570
Citycon	Shares (OMX)	217.6	3,037	875	2,663	767
Atrium	Shares (Euronext, VSX)	149.3	4,277	1,232	2,985	860
Dori Group(4)	Shares (TASE)	82.6	161	46	164	47
Property in Europe	Income-producing property	—	900	259	—	—
Land in Europe(5)	Property under development and land	—	194	56	—	—
ProMed	Income-producing property	—	1,935	558	—	—
Brazil	Income-producing property and property under development	—	487	140	—	—
Israel(5)	Income-producing property	—	1,969	567	—	—
Land in Israel(5)	Property under development and land	—	197	57	—	—

Total book value:			20,858	6,009

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2013 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2013 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2013.
(4)	Represents economic interest in Dori Group.
(5)	Presented according to the proportionate consolidation method (82.5%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates as of December 31, 2013, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company	Type of Security	Holding (Number of Shares)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
Equity One	Shares (NYSE)	53.2	2,802	807	4,143	1,194
First Capital	Shares (TSX)	94.3	4,899	1,412	5,449	1,570
Citycon	Shares (OMX)	217.6	3,037	875	2,663	767
Atrium	Shares (Euronext, VSX)	149.3	4,277	1,232	2,985	860
Gazit Germany	Shares	—	261	75	—	—
Gazit Development	Shares	—	620	179	—	—
ProMed	Shares	—	703	203	—	—
Brazil	Shares	—	435	125	—	—

Total book value:			17,034	4,908

(1)	This represents the book value of the investment as of December 31, 2013 according to the equity method under IFRS. The table presents the book value of such investment on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2013.

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) and our consolidated liabilities as of December 31, 2013. Liabilities of public subsidiaries and affiliates are not presented in this table as the investment in public subsidiaries and affiliates in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	11,016	(2)	3,174	11,016	(2)	3,174	23,070	(3)	6,646
Debts to financial institutions	1,664	(4)	479	3,574	(5)	1,030	15,024	(6)	4,328
Other liabilities	77	(7)	23	719	(8)	207	20,326	(9)	5,857

Total liabilities and non-controlling interests	12,757		3,676	15,309		4,411	58,420		16,831
Less—monetary assets and other investments(10)	3,732	(11)	1,075	2,460	(12)	709	4,672	(13)	1,346

Liabilities, net	9,025		2,601	12,849		3,702	53,748		15,485

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.
(2)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 12,320 million of debentures issued by public subsidiaries and affiliates, plus NIS 266 million Globe’s loan from financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2013.
(3)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(4)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 11,103 million of public subsidiary and affiliate debt to financial institutions, minus NIS 1,991 million of our operating private subsidiaries debt to financial institutions, minus NIS 266 million Globe’s loan from financial institution.
(5)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 11,103 million of public subsidiary and affiliate debt to financial institutions, minus NIS 266 million Globe’s loan from financial institution and minus NIS 81 million of debt to financial institutions of Gazit Development (reflecting the 17.5% minority interest in such debt).
(6)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(7)	Represents NIS 2,255 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,810 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 4,595 million of such liabilities of public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 15,008 million of non-controlling interests of our public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 646 million of other adjustments attributable to our public subsidiaries and affiliates.
(8)	Represents NIS 2,255 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,810 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 3,866 million of such liabilities of public subsidiaries and affiliates, minus NIS 59 million of such liabilities of Gazit Development (reflecting the 17.5% minority interest in such liabilities), minus NIS 15,008 million of non-controlling interests of our public subsidiaries and affiliates, minus NIS 108 million of such liabilities of Gazit Development (reflecting the 17.5% minority interest in such liabilities) and minus NIS 566 million of other adjustments attributable to our public subsidiaries and affiliates and the 17.5% minority interest in Gazit Development.

(9)	Represents NIS 2,255 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,810 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013.
(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 2,809 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 2,681 million of such assets of public subsidiaries and affiliates and our operating private subsidiaries, plus NIS 1,741 million of loans to our operating private subsidiaries.
(12)	Represents NIS 2,809 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 2,490 million of such assets of public subsidiaries and affiliates plus NIS 278 million of monetary assets of Gazit Development.
(13)	Represents NIS 2,809 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2013:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	17,028	4,906
Liabilities, net	(9,019)	(2,599)

Net Asset Value (NAV)	8,009	2,307

Equity attributable to equity holders of the Company in our consolidated financial statements	8,009	2,307

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2013:

	NIS in millions	U.S.$ in millions
Book value of the investments in the table above:	20,858	6,009
Liabilities, net	(12,849)	(3,702)

Net Asset Value (NAV)	8,009	2,307

Equity attributable to equity holders of the Company in our consolidated financial statements	8,009	2,307

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2013, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

•	The NOI for the period for each of our subsidiaries and affiliates.
•	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended December 31,			Three Months Ended December 31,
	2012	2013		2012	2013
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	5,249	5,146	1,483	1,370	1,269	366
Property operating expenses	(1,705)	(1,689)	(487)	(459)	(414)	(119)

NOI for the period	3,544	3,457	996	911	855	247
Less—minority’s share in NOI	(1,715)	(1,687)	(486)	(455)	(413)	(119)
Add—Company’s share in NOI of jointly controlled companies	333	332	96	75	91	26

NOI for the period—Our proportionate share	2,162	2,102	606	531	533	154

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year(1)	2,162	2,102	606	2,124	2,132	616

(1)	NOI for the fourth quarter of 2013 or 2012, as applicable, multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2013 and 2012, as applicable.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2012	2013		2012	2013
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit	3,628	3,584	1,033	927	876	252
Revenues from sale of buildings, land and construction works performed(1)	(1,749)	(1,794)	(517)	(414)	(474)	(136)
Cost of buildings sold, land and construction works performed(1)	1,665	1,667	480	398	453	131
Non-controlling interests’ share in the NOI	(1,715)	(1,687)	(486)	(455)	(413)	(119)
Group’s share in the NOI of jointly controlled companies	333	332	96	75	91	26

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	2,162	2,102	606	531	533	154

(1)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different capitalization rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2013. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2013:

Capitalization Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions)(1)	32,799	30,456	28,426	26,649
(U.S.$ in millions)	9,449	8,774	8,190	7,678

(1)	NOI divided by the capitalization rate.

Properties under development, which are not yet operating, which includes land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2013, amounted to NIS 2,238 million (U.S.$ 645 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2013:

	NIS in millions	U.S.$ in millions
Investment property under development	2,479	714
Adjustments to properties under development(1)	(272)	(78)
Non-controlling interests’ portion of such properties	(1,085)	(313)
Group’s share in such properties of jointly controlled companies	1,116	322

Investment property under development (according to the proportionate consolidation method)	2,238	645

(1)	Adjustments to exclude the operating portion with respect to properties under development and to include a property which began to operate at the end of 2013 and thus has not yet produced income.

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2013, amounted to NIS 24,090 million (U.S.$ 6,940 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2013:

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	17,512	(1)	5,045	23,070	(2)	6,646
Debts to financial institutions	9,377	(3)	2,702	15,024	(4)	4,328
Other liabilities	541	(5)	156	20,326	(6)	5,857

Total liabilities and non-controlling interest	27,430		7,903	58,420		16,831
Less—monetary assets and other investments(7)	3,340	(8)	963	4,672	(9)	1,346

Liabilities, net	24,090		6,940	53,748		15,485

(1)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 5,824 million of debentures which we do not proportionately consolidate, plus NIS 266 million Globe’s loan from financial institution.
(2)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(3)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 5,381 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 266 million Globe’s loan from financial institution.
(4)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.

(5)	Represents NIS 2,255 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,810 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 14,872 million of non-controlling interests plus our proportionately consolidated liabilities attributable to assets held for sale in the amount of NIS 34 million and our proportionately consolidated portion of convertible debentures in the amount of NIS 569 million, and excluding NIS 2,255 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,255 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,261 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,810 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013.
(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.
(8)	Represents NIS 2,809 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 698 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 1,148 million of trades and accounts receivables, plus NIS 305 million of loans to Gazit Development, plus NIS 161 million representing the net asset value of Dori Group and plus NIS 48 million of other investments.
(9)	Represents NIS 2,809 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our operating investment properties in our principal areas of operations:

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	%
December 31, 2013	6.5	5.9	6.3	8.2	7.5
December 31, 2012	6.8	6.0	6.3	8.4	7.5

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2009(1)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Rental income	4,084	4,147	4,718	5,249	5,146	1,483
Property operating expenses	(1,369)	(1,341)	(1,522)	(1,705)	(1,689)	(487)
Depreciation included in property operating expenses	14	—	—	—	—	—

Net operating income	2,729	2,806	3,196	3,544	3,457	996

(1)	As stated above, amounts shown for 2009 were not retrospectively adjusted to reflect the adoption of IFRS 10, IFRS 11 and IAS 12 (Revised).

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2009(1)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Reconciliation of gross profit to NOI:
Gross Profit	2,757	2,806	3,230	3,628	3,584	1,033
Depreciation included in property operating expenses	14	—	—	—	—	—
Revenues from sale of buildings, land and construction works performed(2)	(596)	—	(1,001)	(1,749)	(1,794)	(517)
Cost of buildings sold, land and construction works performed(2)	554	—	967	1,665	1,667	480

NOI	2,729	2,806	3,196	3,544	3,457	996

(1)	As stated above, amounts shown for 2009 were not retrospectively adjusted to reflect the adoption of IFRS 10, IFRS 11 and IAS 12 (Revised).
(2)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

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

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2009(2)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Reconciliation of net income to adjusted EBITDA:
Net income	700	1,689	2,053	2,534	2,310	666
Depreciation	39	21	28	34	34	10
Non-recurring items(1)	42	93	108	11	11	3
Valuation (gains) losses from investment property	1,922	(935)	(1,670)	(1,913)	(933)	(269)
Other income	(777)	(21)	(115)	(164)	(218)	(63)
Other expenses	41	46	110	47	74	21
Group’s share in (earnings) losses of equity-accounted investees, net	268	(171)	(334)	(299)	(161)	(46)
Group’s share in adjusted EBITDA of equity-accounted investees	—	197	231	276	287	83
Finance expenses	1,793	1,764	2,197	2,214	2,185	630
Finance income	(1,551)	(525)	(72)	(120)	(549)	(158)
Increase in value of financial investments	(81)	—	—	—	—	—
Taxes on income (tax benefit)	(142)	390	328	681	294	84

Adjusted EBITDA	2,254	2,548	2,864	3,301	3,334	961

(1)	Adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior Group officers, the adjustment (through 2011) of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman) and extraordinary legal proceedings not related to the reporting periods.
(2)	As stated above, we have early adopted and implemented the New IFRSs, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the year ended December 31, 2009 is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to 2009, we estimate the impact on adjusted EBITDA would have been immaterial.

EPRA FFO and Adjusted EPRA FFO

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. The EPRA FFO is calculated as the net income attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, various capital gains and losses, gains (losses) from early redemption of debentures and unwinding of financial derivatives, gains from bargain purchase, goodwill impairment, changes in the fair value through profit or loss with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

In the United States, where financial statements are prepared in conformity with United States generally accepted accounting principles, it is customary for companies with income-producing property to publish their funds from operations, or FFO, results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by the U.S.-based National Association of Real Estate Investment Trusts, or NAREIT.

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

As clarified in the EPRA and NAREIT position papers, the EPRA FFO and FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, they are not a substitute for the reported net income and are unaudited.

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2011	2012	2013	2013
In millions (except for per share data)	NIS			U.S.$
Net income attributable to equity holders of the Company	719	957	977	282
Adjustments:
Fair value gain from investment property and investment property under development, net	(1,670)	(1,913)	(933)	(269)
Capital loss on sale of investment property	63	5	52	15
Impairment of goodwill	38	—	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	179	(36)	(435)	(125)
Adjustments with respect to equity-accounted investees	(131)	(43)	60	17
Loss from decrease in interest in investees	1	4	11	3
Deferred taxes and current taxes with respect to disposal of properties	324	668	272	78
Acquisition costs recognized in profit or loss	21	26	10	3
Gain from bargain purchase	(102)	(134)	(173)	(50)
Loss from early redemption of interest-bearing liabilities and financial derivatives(3)	14	147	142	41
Non-controlling interests’ share in the above adjustments	646	685	368	106

Total adjustments	(617)	(591)	(626)	(181)

EPRA FFO	102	366	351	101
Additional adjustments:(1)
CPI and currency exchange rate linkage differences	133	94	152	44
Depreciation and amortization	15	16	16	5
Adjustments with respect to equity-accounted investees	67	2	27	8
Other adjustments(2)	88	55	39	11

Total additional adjustments	303	167	234	68

Adjusted EPRA FFO	405	533	585	169

Basic net income per share	4.65	5.80	5.70	1.64

Diluted net income per share	4.30	5.59	5.64	1.62

EPRA FFO per share (basic and diluted)	0.66	2.22	2.05	0.59

Adjusted EPRA FFO per share (basic)	2.62	3.23	3.42	0.98

Adjusted EPRA FFO per share (diluted)	2.62	3.23	3.41	0.98

Weighted average number of shares used to calculate: Basic net income per share, EPRA FFO per share and adjusted EPRA FFO per share (in thousands of shares)(3)	154,456	164,912	171,103	171,103

Diluted Net Income per share (in thousands of shares)(3)	154,783	165,016	171,413	171,413

(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Income and expenses adjustments including expenses arising from non-recurring payments related to the termination of the engagements with senior Group officers; with respect to 2011, income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); extraordinary legal proceedings not related to the reporting periods; and income and expenses from operations not related to income producing property.
(3)	Weighted average for each applicable period.

	Year Ended December 31,
	2011	2012	2013	2013
Per share	NIS			U.S.$
Net income attributable to equity holders of the Company	4.65	5.80	5.70	1.64
Adjustments:
Fair value gain from investment property and investment property under development, net	(10.79)	(11.59)	(5.45)	(1.57)
Capital loss on sale of investment property	0.41	0.03	0.30	0.09
Impairment of goodwill	0.25	—	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	1.16	(0.22)	(2.54)	(0.74)
Adjustments with respect to equity-accounted investees	(0.85)	(0.26)	0.35	0.10
Loss from decrease in interest in investees	— *	0.02	0.07	0.02
Deferred taxes and current taxes with respect to disposal of properties	2.09	4.05	1.59	0.46
Acquisition costs recognized in profit or loss	0.14	0.16	0.06	0.02
Gain from bargain purchase	(0.66)	(0.81)	(1.01)	(0.29)
Loss from early redemption of interest-bearing liabilities and financial derivatives	0.09	0.89	0.83	0.24
Non-controlling interests’ share in the above adjustments	4.17	4.15	2.15	0.62

Total adjustments	(3.99)	(3.58)	(3.65)	(1.05)

EPRA FFO	0.66	2.22	2.05	0.59

Additional adjustments:(1)
CPI and currency exchange rate linkage differences	0.86	0.57	0.89	0.26
Depreciation and amortization	0.1	0.10	0.09	0.03
Adjustments with respect to equity-accounted investees	0.43	0.01	0.16	0.04
Other adjustments(2)	0.57	0.33	0.23	0.06

Total additional adjustments	1.96	1.01	1.37	0.39

Adjusted EPRA FFO	2.62	3.23	3.42	0.98

*	Represents an amount lower than NIS 0.01.
(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Income and expenses adjustments including expenses arising from non-recurring payments related to the termination of the engagements with senior Group officers; with respect to 2011, income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); extraordinary legal proceedings not related to the reporting periods; and income and expenses from operations not related to income producing property.

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA’s position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of derivatives (with the exception of financial derivatives used for currency hedging), which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of properties to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for the impact revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to reflect the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

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

In January 2014, EPRA published an update for the calculation of the EPRA NAV and the EPRA NNNAV, which prescribes that financial derivatives used for currency hedging will not be excluded in calculating the EPRA NAV. Accordingly, in calculating the value of financial derivatives to be excluded in calculating the EPRA NAV, the Company deducts from the total value of the cross-currency swap transactions the intrinsic value of these transactions. Following the said publication, the Company has retroactively adjusted the EPRA NAV calculation as of December 31, 2012 in the amount of NIS 655 million (NIS 3.8 per share) and as of December 31, 2011 in the amount of NIS 621 million (NIS 3.7 per share), which are the value of the financial derivatives used for currency hedging as of the same dates.

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2011(*)	2012(*)	2013	2013
in millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,310	7,849	8,009	2,307
Adjustments for exclusion of fair value of derivatives(1)	(207)	(83)	(60)	(17)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(2)	1,427	2,048	2,012	580
Adjustments with respect to affiliates	232	235	300	86

Net asset value—EPRA NAV	8,762	10,049	10,261	2,956

EPRA NAV per diluted share (in NIS)	53.1	60.7	58.3	16.8

Number of shares used to calculate EPRA NAV per share (in thousands of shares)(3)	165,032	165,483	176,094	176,094

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.

(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2011(*)	2012(*)	2013	2013
	NIS			U.S.$
EPRA NAV—Per diluted Share
Equity attributable to the equity holders of the Company, per the financial statements	44.3	47.4	45.5	13.1
Adjustments for exclusion of fair value of derivatives(1)	(1.2)	(0.5)	(0.3)	(0.1)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(2)	8.6	12.4	11.4	3.3
Adjustments with respect to affiliates	1.4	1.4	1.7	0.5

Net asset value—EPRA NAV	53.1	60.7	58.3	16.8

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,
	2011(*)	2012(*)	2013	2013
in millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	8,762	10,049	10,261	2,956
Adjustment for addition of fair value of derivatives(1)	207	83	60	17
Adjustments of financial liabilities to fair value(2)	(887)	(1,495)	(1,460)	(420)
Other adjustments to provision for deferred taxes(3)	(938)	(1,059)	(979)	(282)
Adjustments with respect to affiliates	(251)	(254)	(314)	(91)

“Adjusted” net asset value—EPRA NNNAV	6,893	7,324	7,568	2,180

EPRA NNNAV per diluted share (in NIS)	41.8	44.3	43.2	12.4

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares)(4)	165,032	165,483	176,094	176,094

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
EPRA NNNAV—Per diluted Share	2011(*)	2012(*)	2013	2013
	NIS			U.S.$
EPRA NAV	53.1	60.7	58.3	16.8
Adjustment for addition of fair value of derivatives(1)	1.3	0.5	0.3	0.1
Adjustments of financial liabilities to fair value(2)	(5.4)	(9.0)	(8.2)	(2.4)
Other adjustments to provision for deferred taxes(3)	(5.7)	(6.4)	(5.5)	(1.6)
Adjustments with respect to affiliates	(1.5)	(1.5)	(1.7)	(0.5)

“Adjusted” net asset value—EPRA NNNAV	41.8	44.3	43.2	12.4

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see notes 2m and 37b to our consolidated financial statements included elsewhere in this annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

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

Principles of Consolidation

Our financial statements reflect the consolidation of the financial statements of companies that we control based on legal control or effective control. Legal control exists when we are exposed to, or have the rights to, variable returns from the involvement with the entity and the ability to affect those returns through our power over the entity. When assessing control, we consider its potential voting rights as well as potential voting rights held by other parties, to determine whether we have the power. Those potential voting rights are considered only if the rights are substantive. We must have a practical ability to exercise those rights. In addition, as required by accounting standards we consolidate on the basis of effective control even if we do not have voting control. The determination that effective control exists involves significant judgment.

In evaluating the effective control on our investees we consider the following aspects to determine if effective control exists:

•	Whether we hold a significant voting interest (but less than half the voting rights).

•	Whether there is a wide diversity of public holdings of the remaining shares conferring voting rights.

•	Whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the right to nominate the majority of the board members.

•	The absence of a single entity beside us, which holds a significant portion of the investee’s shares.

•	Our ability to establish policies and guide operations by appointing the remainder of the investee’s senior management.

•	Whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

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

For the year ended December 31, 2013, Equity One, First Capital and Citycon were consolidated based on our determination of effective control. Please see Note 2c to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which is referred to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements are translated as follows: (1) assets and liabilities are translated at the closing rate at the date of that balance sheet, (2) income and expenses are translated at average exchange rates for the presented periods and (3) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity—“adjustments from translation of financial statements”, as other comprehensive income (loss).

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2013, we wrote up the value of our properties on a consolidated basis by NIS 933 million (of which Gazit-Globe’s share was NIS 375 million). This compares to a write up in 2012 of NIS 1,913 million (of which Gazit-Globe’s share was NIS 950 million) and a write up in 2011 of NIS 1,670 million (of which Gazit-Globe’s share was NIS 851 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance the land and the construction, direct incremental planning and construction costs, as well as brokerage fees relating to agreements to lease the property and other lease-up costs. As of December 31, 2013, 86% of our investment property under development and all Land for future development were measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 60% of such investment properties for the year ended December 31, 2013 in fair value terms (of which 49% were performed at December 31, 2013). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 45% of such investment properties during the year ended December 31, 2013 (39% of which were performed at December 31, 2013). The remainder of the valuations was performed by the management of our subsidiaries including by internal professional appraisers. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2013, 88% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and future capital expenditure projections. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12c to our audited consolidated financial statements included elsewhere in this annual report for the cap rates implied in the valuations and the market rent of the investment property. See Notes 12c and 13d to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

Derivative Financial Instruments

We utilize derivative financial instruments, principally cross-currency swaps, interest rate swaps and currency forward contracts to manage our exposure to fluctuations in interest rates, changes in the Israeli consumer price index and changes in foreign exchange rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of derivative financial instrument activities. We have not entered into, and do not plan to enter into, derivative financial instruments for trading or speculative purposes. Additionally, we have a policy of entering into derivative contracts only with major financial institutions.

Such derivative financial instruments are initially recognized at fair value and attributed transaction costs are reflected in our income statement when incurred. Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of income. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period. The fair value of the derivatives is determined based on the estimation of the discount rates and the expected exchange rates, interest rates and CPI rates. Changes in these valuation assumptions could result in significant change in the value of the derivatives. Any gains or losses arising from changes in fair value of derivatives that qualify for hedge accounting are recognized in the statement of other comprehensive income.

On settling hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a cash flows hedge with respect to principal and interest, the cash flows received are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2013, refer to Note 37d to our audited consolidated financial statements included elsewhere in this annual report.

Fair Value Measurements

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. The measurement guidance and new disclosures were applied prospectively commencing January 1, 2013 and were not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on fair value measurement. In addition, the disclosures required by IFRS 13 are included in Note 37b to our audited consolidated financial statements included elsewhere in this annual report.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

•	Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

•	Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

•	Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data). Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Changes in the underlying valuation assumptions could result in significant changes in the values of our assets and liabilities and our results of operations.

Business Combinations and Goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the identified assets granted, identified liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of all business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquired entity’s net identifiable assets. The direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

On the acquisition date, the existing assets and liabilities are reclassified and redesignated in accordance with the contractual terms, economic circumstances and other pertinent conditions that exist at the acquisition date, including a separation of embedded derivatives from the host contract by the acquiree.

In a business combination achieved in stages, equity rights in the acquired entity that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and included in the acquisition consideration by recognizing in the income statement the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit or loss.

Goodwill is initially measured at cost which represents the excess acquisition consideration and non-controlling interests over the net identifiable assets acquired and liabilities assumed as measured on the acquisition date. If the excess is negative, the difference is recognized as a gain from bargain purchase in profit or loss upon acquisition. After initial recognition, goodwill is measured at cost less, if appropriate, any accumulated impairment losses. Goodwill is not systematically amortized.

Acquisitions of Subsidiaries and Properties that are not Business Combinations

Upon the acquisition of subsidiaries and properties that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost. As for an amendment to IAS 40—Investment Property, see Recently adopted Accounting Pronouncements section below.

Investments in Associates and Joint Ventures

Associates are companies in which we have significant influence over the financial and operating policies without having control, according to IAS 28. Joint ventures are entities owned by us and other parties, in which we have a contractual arrangement for joint control with other parties, according to IFRS 11.

An investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in our share in the net assets, including other comprehensive income (loss), of the associates or joint ventures. We apply the equity method until we lose significant influence or joint control or when we classify the investment as non-current asset held-for-sale.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding rate is initially measured as the difference between the acquisition cost and our share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint venture as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

We examine whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9c to our audited consolidated financial statements included elsewhere in this annual report.

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

Income Taxes

The tax results in respect of current or deferred taxes are recognized in the statement of income except to the extent that the tax arises from items which are recognized in other comprehensive income or directly in equity.

Current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years . Significant estimates are required to determine the amount of deferred tax assets that can be recognized and deferred tax liabilities that should be recognized, based upon the availability of offsetting deferred tax liability, likely timing and level of future taxable profits together with future tax planning strategies.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the statement of income. As of December 31, 2013, we had NIS 106 million (U.S.$ 31 million) of deferred tax assets and NIS 3,000 million (U.S.$ 864 million) of deferred tax liabilities as compared to NIS 198 million of deferred tax assets and NIS 3,066 million of deferred tax liabilities as of December 31, 2012.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments in investees is not expected in the foreseeable future. Also, deferred tax liabilities that may arise with respect to distribution of earnings by investee companies as dividends have not been taken into account in recognizing deferred taxes, since it is our policy not to initiate dividend distributions that trigger additional tax liability. For the impact of the concentration Law on deferred taxes, refer to Note 2A to our audited consolidated financial statements included elsewhere in this annual report.

Nevertheless, deferred taxes are recognized for the undistributed earnings of a subsidiary, which qualifies as a REIT for tax purposes, such as Equity One, due to the REIT’s policy to distribute most of its taxable income to its shareholders. These deferred taxes are recognized based on our interests in the REIT. For additional information refer to Note 25b to our audited consolidated financial statements included elsewhere in this annual report.

In cases of investment in single asset entities, which we expect to recover by selling the entity’s shares, rather than the underlying assets, we recognize deferred taxes for temporary differences according to the tax consequences and tax rate that apply to the sale of shares of the investee rather than the underlying assets.

Recently adopted Accounting Pronouncements

IAS 1—Presentation of Financial Statements

In June 2011 the IASB published an amendment to IAS 1 (hereinafter—the Amendment). The Amendment modifies the presentation of other comprehensive income. Under the Amendment, items which may be carried to profit or loss at later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss. The Amendment has been applied retrospectively from January 1, 2013.

IFRS 13—Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. The measurement guidance and new disclosures applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on fair value measurement. In addition, the disclosures required by IFRS 13 are included in the audited consolidated financial statements included elsewhere in this annual report.

Recently Issued Accounting Pronouncements

IFRS 10—Consolidated Financial Statements

The amendment to IFRS 10 that was published in October 2012 with regard to investment entities prescribes that investment entities are not required to consolidate the financial statements of their subsidiaries, but rather to measure the investment therein at fair value through profit or loss. The amendment also specifies a specific disclosure requirement for investment entities. The effective date of the amendment is January 1, 2014. In our opinion, the amendment is not expected to have an effect on the financial statements.

Amendment to IAS 40—Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7—Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners. The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. We are examining the effect of the amendment on the financial statements.

IFRS 9—Financial Instruments

During 2013, the IASB published three stages of IFRS 9 that include the treatment for the classification and measurement of financial assets, derecognition, financial liabilities, and hedge accounting.

1.	Financial assets—the standard prescribes that, at the time of their initial recognition, all financial assets (including embedded instruments in which the host contract is a financial asset) will be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

a)	The asset is held within the framework of a business model whose objective is to hold the assets in order to collect the contractual cash flows arising therefrom.

b)	In accordance with the contractual terms of the financial asset, the entity is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal outstanding. Notwithstanding the aforesaid, an entity may, at the time of the initial recognition, designate a debt instrument that meets the two aforementioned conditions as measured at fair value through profit or loss, if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an “accounting mismatch”) that would otherwise arise therefrom. Financial assets that are equity instruments will be measured in subsequent periods at fair value, with value changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the Company’s election with regard to each individual instrument (amounts recognized in other comprehensive income may not be transferred subsequently to profit or loss). In the case of equity instruments held for trading, these must be measured at fair value through profit or loss.

2.	Derecognition and financial liabilities—pursuant to the provisions of the amendments, the provisions of IAS 39 are to continue to apply with regard to derecognition and with regard to financial liabilities for which the fair value option has not been elected. Pursuant to the amendments, the amount of the change in the fair value of the liability – that is attributable to changes in the credit risk – is to be carried to other comprehensive income. All the other changes in the fair value will be presented in profit or loss. If recognition in other comprehensive income of a change in the fair value of the liability, caused as a result of changes in the credit risk, would create an accounting mismatch in profit or loss, said change should also be recognized in profit or loss and not in other comprehensive income.

3.	Hedge accounting—according to the amendments hedge accounting may be implemented for risk components of both hedged financial items and also hedged non-financial items, insofar as they are separately identifiable and reliably measurable. Hedge effectiveness is to be tested solely on a qualitative basis and the quantitative 80%-125% range test is to be canceled. The testing focuses on the attainment of the hedging goals and the economic relationship between the hedged item and the hedging instrument and the effect the credit risk has on the aforesaid relationship. The time value of an option, the forward points of a forward contract and the foreign currency basis spread may be excluded from the designation of the financial instrument as being a hedging instrument and may be accounted for as hedging transaction costs. In other words, these amounts will be recognized as hedging transaction costs in other comprehensive income and will be amortized to profit or loss over the hedge period.

The IASB has not prescribed mandatory implementation dates for the three stages referred to above. Early adoption is permitted under certain conditions. We are examining the possible effect of the standard (including all stages thereof), but is currently unable to assess its effect, if any, on the financial statements.

International Financial Reporting Clarification No. 21 (IFRIC 21)—Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21) (the “Clarification”) regarding levies that are imposed by a government through legislation. Pursuant to the Clarification, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Clarification will be effective for annual periods beginning on or after January 1, 2014. We are examining whether the Clarification is expected to have a material effect on the financial statements.

Accounting Pronouncements adopted in 2012

The implementation and early adoption of the New IFRSs which are specified below in 2012 was effective starting from January 1, 2010, according to the New IFRSs’ transition provisions. Accordingly, the data as of December 31, 2009 and for the year ended on the date included in this annual report is as originally presented without any effect of those standards.

The main effect of implementing the New IFRSs derives from IFRS 11 with respect to the Group investments in the companies Atrium, RSC and Ronson Europe N.V., which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method. In addition Dori Group which according to IAS 31 was proportionately consolidated through the date of acquiring the control stake—April 17, 2011 was accounted for according to the equity method according to IFRS 11.

Details of the New IFRSs adopted in 2012 are set forth below:

IFRS 10—Consolidated Financial Statements does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive. IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee’s voting rights (de facto control).

IFRS 11—Joint Arrangements defines joint arrangements as contractual arrangements over which two or more parties have joint control. IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operations to be accounted for using the proportionate consolidation method according to the relative share of the joint operation as determined in the joint arrangement.

IAS 28R—Investments in Associates and Joint Ventures relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal.

IFRS 12—Disclosure of Interests in Other Entities prescribes disclosure requirements for the Company’s investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

IAS 12 amendment—Income Taxes which relates to the recognition of deferred taxes for investment property measured at fair value. According to the Amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 apply in respect of the manner of utilization that is most expected.

C. Research and Development, Patents and Licenses, Etc.

Not applicable.

D. Trend Information

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.”

E. Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	2,436,370	98,536	1,174,106	462,287	701,441
Mortgages	1,526,760	576,346	70,819	382,056	497,539
Unsecured Debentures(1)	10,516,172	276,093	1,964,762	2,131,506	6,143,811
Operating leases	120,644	9,804	19,608	6,051	85,181
Interest obligations	3,582,084	662,021	1,094,468	779,850	1,045,745
Financial guarantees	57,346	29,596	8,030	—	19,720
Purchase contracts	17,911	10,130	7,781	—	—

Total	18,257,287	1,662,526	4,339,574	3,761,750	8,493,437

(1)	Includes a secured series amounting to NIS 861 million

The following table summarizes the contractual obligations of Equity One as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,183,611	—	315,861	—	867,750
Mortgages	1,493,068	72,818	728,112	458,512	233,626
Unsecured debentures	2,537,773	—	738,403	758,070	1,041,300
Operating leases	159,982	6,151	11,496	9,597	132,738
Construction commitments	293,032	244,570	48,462	—	—
Interest obligations	1,141,620	246,672	437,318	229,925	227,705
Purchase contracts	67,685	67,685	—	—	—

Total	6,876,771	637,896	2,279,652	1,456,104	2,503,119

The following table summarizes the contractual obligations of First Capital as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	82,424	82,424	—	—	—
Mortgages	4,443,116	893,201	1,402,754	788,676	1,358,485
Unsecured debentures	6,120,375	326,420	408,025	1,305,680	4,080,250
Convertible debentures(1)	1,282,560	—	—	548,115	734,445
Operating leases	76,811	3,196	6,411	6,483	60,721
Construction commitments	128,870	116,254	12,616	—	—
Interest obligations(1)	2,974,458	601,239	946,109	725,490	701,620
Financial guarantees	141,666	—	—	—	141,666

Total	15,250,280	2,022,734	2,775,915	3,374,444	7,077,187

(1)	Consistent with existing practice, it is First Capital’s intention to continue to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares.

The following table summarizes Citycon’s contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,860,099	582,468	1,977,482	1,300,149	—
Mortgages	12,141	653	11,488	—	—
Unsecured debentures	3,163,217	110,452	—	661,815	2,390,950
Operating leases	139,202	11,056	30,938	23,341	73,867
Construction commitments	1,022,158	90,242	340,873	591,043	—
Interest obligations	1,227,255	278,360	481,053	288,521	179,321
Financial guarantees	380,288	81,178	104,029	165,119	29,962

Total	9,804,360	1,154,409	2,945,863	3,029,988	2,674,100

The following table summarizes Atrium’s contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	1,468,287	29,527	527,901	402,184	508,675
Unsecured debentures	2,415,864	—	336,455	405,744	1,673,665
Operating leases	1,441,914	39,411	59,470	58,739	1,284,294
Construction commitments	40,817	40,817	—	—	—
Interest obligations	874,088	238,907	296,634	195,614	142,933

Total	6,240,970	348,662	1,220,460	1,062,281	3,609,567

The following table summarizes Dori Group’s contractual obligations of as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	91,099	88,267	2,832	—	—
Unsecured debentures	574,374	126,028	186,812	127,936	133,598
Purchase contracts	22,536	22,536	—	—	—
Interest obligations	97,250	30,965	37,691	21,030	7,564

Total	785,259	267,796	227,335	148,966	141,162

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2013:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	7,653,603	851,695	3,470,281	1,762,436	1,569,191
Mortgages	7,475,085	1,543,018	2,213,173	1,629,244	2,089,650
Unsecured debentures*)	22,911,911	838,993	3,298,002	4,985,007	13,789,909
Convertible debentures**)	1,282,560	—	—	548,115	734,445
Operating leases	496,639	30,207	68,453	45,472	352,507
Construction commitments	1,444,060	451,066	401,951	591,043	—
Interest obligations	9,022,667	1,819,257	2,996,639	2,044,816	2,161,955
Financial guarantees	579,300	110,774	112,059	165,119	191,348
Purchase contracts	108,132	100,351	7,781	—	—

Total	50,973,957	5,745,361	12,568,339	11,771,252	20,889,005

(1)	Excludes Atrium which is accounted for with the equity method.
*)	Refer to footnote (1) in Gazit-Globe and its private subsidiaries table of this section.
**)	Refer to footnote (1) in First Capital table of this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	64	Chairman of the Board	2016
Arie Mientkavich	71	Deputy Chairman of the Board	2016
Dor J. Segal (2)	52	Executive Vice Chairman of the Board	2015
Aharon Soffer	43	President	November 2016
Gil Kotler	48	Senior Executive Vice President and Chief Financial Officer	October 2016
Yair Orgler (1)(2)(3)(4)(5)(6)	74	Director	November 2016
Haim Ben-Dor (1)(3)(4)(6)f	75	Director	2015
Shaiy Pilpel (1)(3)(4)	64	Director	2014
Noga Knaz (1)(3)(4)(5)(6)	47	Director	September 2014
Gary Epstein	66	Director	2014
Douglas Sesler	52	Director	2014
Ronnie Bar-On (1)(3)(5)	65	Director	May 2016

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under “External Directors.”
(6)	Member of the Corporate Responsibility Committee.

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

Arie Mientkavich has served as the deputy chairman of our board of directors since April 2005. He also serves as chairman of the board of directors of our subsidiaries Gazit Globe Israel (Development) Ltd and Dori Group. In addition, Mr. Mientkavich serves as chairman of the board of Elron Electronics Industries, Ltd., or Elron, which holds interests in companies in fields of advanced technology including medical devices, information and communications technology and clean technology. He also currently serves as chairman of the board of Rafael Development Corporation. From May 2006 to January 2014, Mr. Mientkavich served as vice chairman of the board of IDB Holding Corporation and, from November 1997 to January 2006, as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries including Israel Discount Bank of NY and Mercantile Discount Bank. From 1987 to 1997, Mr. Mientkavich was the chairman of the Israel Securities Authority, the Israeli equivalent of the SEC. Prior to 1987, Mr. Mientkavich held a number of positions at the Israeli Ministry of Finance, including general counsel. Mr. Mientkavich holds a B.A. in political science and an LL.B. from The Hebrew University of Jerusalem.

Dor J. Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. Since August 2000, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal also serves as deputy chairman of the board of directors of Equity One, president of Norstar Israel Ltd., vice chairman of Norstar Holdings Inc., as a director in Dori Group, and various private subsidiaries owned by Norstar Holdings Inc. and the Company.

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

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. Dr. Orgler serves as a director at Israel Chemicals Ltd., a manufacturer of chemical products, and Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director in Atidim Ltd. Other public positions previously held by Dr. Orgler include director at Discount Investment Corporation Ltd., Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim Ben Dor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the area of capital markets and investments (among them pension funds, mutual funds and ARI—Israeli Physician Organization). Mr. Ben-Dor is also a lecturer at the Hebrew University and a corporate consultant in the field of finance and investments working through Haim Ben-Dor Ltd. He also currently serves Member of the Dan Investments Committee and the Teachers Association. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor’s Certificate from the Ministry of Justice.

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

Noga Knaz has served as a director since August 2008. Ms. Knaz is currently the vice-chairman of Rosario Capital Ltd., an investment banking firm, where she previously served as chief executive officer from September 2007 until May 2013. From July 2006 until August 2007, Ms. Knaz served as the chief executive officer of Dash Underwriting Ltd. and chief investment officer of Dash Securities and Investments Ltd. Previously, she served in various positions with Migdal Capital Markets and as co-chief executive officer of Madanes Financial Services Ltd. She also serves as a director of Pointer Telocation Ltd., a company that provides mobile resource management products and services for the automotive and insurance industries whose shares are listed on the Nasdaq Capital Market. Ms. Knaz holds a B.A. in Economics and Business Administration from Haifa University, and an investment portfolio management license.

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

Ronnie Bar-On has served as a director since May 2013. Between 2003-2013, Mr. Bar-On served in a variety of governmental positions in Israel, including as Minister of Finance, Minister of the Interior, Minister of National Infrastructure, Minister of Science and Technology, Chairman of the State Control Committee, Chairman of the Foreign Affairs and Defense Committee, and as a member of the Knesset. Since 2013, Mr. Bar-On also serves as a board member of Alrov Properties and Lodging, a company that is publicly listed on the TASE, as well as a director of Migdal Makefet Pension Funds. Prior to entering public service, Mr. Bar-On practiced law for twenty seven years in a private law firm of which he was also the founding partner. Mr. Bar-On has a law degree from the Hebrew University of Jerusalem.

B. Compensation

The following table presents information for the year ended December 31, 2013 regarding compensation accrued in our financial statements for our chairman, executive vice chairman and president, the CEOs of two our investees and the president of one of those investees as of December 31, 2013.

Name and Position	Salary		Bonus		Share-Based Payment		Other Compensation		Total		Total
	(NIS in thousands)										(U.S.$ in thousands)
Jeffrey Olson(1) CEO of Equity One	4,507		2,904		5,481	(2)	—		12,892		3,714
Chaim Katzman Chairman of the Board	5,216		—		7,331	(4)	—		12,547	(3)	3,615
Thomas Caputo President of Equity One	3,375		1,966		3,777	(10)	—		9,118		2,627
Rachel Lavine CEO of Atrium	3,727		1,799	(6)	1,606		—		7,132		2,055
Dor J. Segal Executive Vice Chairman of the Board	2,631	(5)	1,668	(7)	2,532	(8)	215	(9)	7,046		2,030
Aharon Soffer President	2,445		480	(11)	1,323		—		4,248		1,224
Gil Kotler Senior Executive Vice President and Chief Financial Officer	2,223		—		1,464		—		3,687		1,063
Eran Ballan Former Senior Executive Vice President and General Counsel(12)	1,922		—		1,414		—		3,336		961
Arie Mientkavich Deputy Chairman of the Board	1,446		500	(13)	612		—		2,558		737

(1)	On March 19, 2014, Equity One announced that Mr. Olson will not renew his employment contract when his current term expires on December 31, 2014 but will continue to serve as CEO through the end of his term.
(2)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2013 with respect to the vesting of share options and restricted stock units granted to Mr. Olson.
(3)	Mr. Katzman did not receive compensation from Gazit-Globe for 2013. This amount includes his annual compensation as chairman of the board of First Capital, fees earned by Mr. Katzman as chairman of the board of Citycon, negligible benefits received by Mr. Katzman as chairman of the board of Equity One, and compensation received by Mr. Katzman as chairman of the board of Atrium.
(4)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2013 with respect to the vesting of restricted stock units granted to Mr. Katzman by Equity One, restricted share units granted to Mr. Katzman by First Capital, and share options granted to Mr. Katzman by Atrium.
(5)	Consists of the salary received by Mr. Segal as president and chief executive officer of First Capital. Mr. Segal did not receive compensation from Gazit-Globe for 2013.
(6)	Consists of the minimum guaranteed bonus for Ms. Lavine under her employment agreement. The actual amount has not yet been published by Atrium as of the date hereof.
(7)	Consists of the annual bonus received by Mr. Segal as president and chief executive officer of First Capital.
(8)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2013 with respect to the vesting of share options and restricted shares granted to Mr. Segal by First Capital and restricted shares granted to Mr. Segal by Equity One. Does not include 65,000 share options that were granted by First Capital to Mr. Segal in March 2014 which are exercisable into 65,000 shares, at an exercise price of C$ 17.77 per share, as well as 25,000 restricted units that are convertible into 25,000 shares of First Capital at the share price on the grant date of C$ 17.75.
(9)	Consists of director’s fees earned from Equity One.
(10)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2013 with respect to the vesting of share options and restricted stock units granted to Mr. Caputo.
(11)	In March 2013, Gazit-Globe’s board of directors approved (after receiving compensation committee approval) an annual bonus for Mr. Soffer in the amount of NIS 1,600,000, all but NIS 480,000 of which was paid in April 2013. The remaining NIS 480,000 specified in the table comprises only the component of that total bonus amount which was paid following shareholders’ approval at the Company’s general meeting in May 2013.
(12)	Mr. Ballan served in this position until February 2013.
(13)	Consists of an amount of NIS 500,000 approved by the shareholders at the Company’s general meeting held in May 2013 for services which were provided by Mr. Meintkavich during 2012.

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

Atrium Consultant Agreement

Mr. Katzman and a wholly-owned subsidiary of Atrium are party to an agreement pursuant to which Mr. Katzman provides Atrium and its subsidiaries with consulting services. The consulting agreement automatically renews for successive one-year periods, unless either party gives the other written notice of termination. Mr. Katzman is entitled to annual fees in the amount of EUR 550,000 and to the payment of his expenses in relation to the provision of the consultancy services under the agreement. In addition, in November 2013, Mr. Katzman was allotted 200,000 share options with an exercise price of EUR 4.38 per share. Mr. Katzman is not entitled to directors fees from Atrium.

Compensation from Citycon

For Mr. Katzman’s service as chairman of the board of directors of Citycon, he is entitled to annual compensation of EUR 165,000 and EUR 500-700 per meeting (the latter applies only up until March 2013, after which Mr. Katzman was no longer entitled to per-meeting compensation). In 2013, Mr. Katzman received total compensation in the amount of EUR 170,200 from Citycon.

Dor J. Segal

Mr. Segal does not currently have an employment agreement with and does not receive any compensation from Gazit-Globe. Mr. Segal, however, is entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling his duties as executive vice-chairman.

First Capital Employment Agreement

Mr. Segal and First Capital are party to an employment agreement that provides for annual cash compensation (C$ 750,000, including related costs, in 2013). Pursuant to the employment agreement, Mr. Segal is also entitled to an annual bonus determined by the board of directors of First Capital and to participate in First Capital’s incentive compensation plans. Upon termination of the employment agreement, Mr. Segal will receive severance payments in amounts varying in accordance with the circumstances of the termination of the employment agreement and comprising a maximum payment equivalent to 2.99 times his total annual compensation (including benefits and the value of any restricted stock he received) and the vesting of all stock options and restricted share units he holds at that time will accelerate.

Compensation from Equity One

With respect to his appointment to the board of directors of Equity One, Mr. Segal receives 3,300 restricted shares for every year of his service, with this being within the overall compensation framework for members of Equity One’s board of directors. With respect to 2013, Mr. Segal also received directors’ fees in cash from Equity One in the amount of U.S.$ 59,500.

Aharon Soffer

We and Aharon Soffer entered into a new employment agreement in September of 2013 that provides Mr. Soffer with a monthly salary of NIS 160,000 (as of December 31, 2013) to be adjusted annually in accordance with the percentage increase in the Israeli consumer price index. Mr. Soffer is also entitled to an annual bonus of up to 100% of his annual base salary calculated based on weighted measurable targets set forth for the Company’s performance, specifically FFO per share, NAV per share, leverage ratio (on a solo and consolidated basis), Company share performance, and attainment of general and administrative expense targets. In addition, up to 20% of Mr. Soffer’s total annual bonus remains at the discretion of the compensation committee and board of directors. Pursuant to the new employment agreement, Mr. Soffer’s term will end in November 2016. In addition, Mr. Soffer is entitled to the customary social and related benefits, including managerial insurance (including for loss of working capacity) and contributions to a further studies fund. Mr. Soffer is entitled to the refund of the amounts needed to gross up certain related benefits for tax purposes (with respect to provisions that exceed the income tax ceilings). Either we or Mr. Soffer may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Soffer’s employment prior to the end of the term of the agreement (except in a case of dismissal for cause), Mr. Soffer will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits payable under the agreement for six months and the lower of his monthly base salary for an additional 12 months or with respect to the period remaining until the end of the term of the agreement; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year of his employment was terminated; and (iv) acceleration of vesting of all equity-based compensation components that he holds at that time which had not yet vested. In the event that Mr. Soffer’s employment is terminated within 12 months following a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Soffer will be entitled to acceleration of vesting of all of the equity-based compensation components which he holds at that time and a bonus equal to 200% of his annual base salary in the year that the change of control occurs. In addition, under the employment agreement, if Mr. Soffer is entitled to directors fees and other compensation from his appointment as an officer in the companies that are affiliates or under the Company’s control, such amounts shall be transferred to the Company directly and/or offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company.

Arie Mientkavich

We and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), entered into a new compensation agreement in September of 2013 that provides for a monthly salary to Mr. Mientkavich of NIS 80,000 (as of December 31, 2013), to be adjusted annually in accordance with the percentage increase in the Israeli consumer price index. Pursuant to the new compensation agreement, Mr. Mientkavich’s term will end in 2016. Mr. Mientkavich is also entitled to an annual bonus not to exceed NIS 500,000 calculated based on weighted measurable targets set forth for the Company’s performance, specifically FFO per share, NAV per share, leverage ratio (on a solo and consolidated basis), Company share performance, and attainment of general and administrative expense targets. Up to 20% of Mr. Mientkavich’s total annual bonus also remains at the discretion of the compensation committee and board of directors. In addition, under the new compensation agreement, Mr. Mientkavich is entitled to customary social and related benefits, including managerial insurance (including for loss of working capacity) and contributions to a further studies fund. Mr. Mientkavich shall receive a refund of the amounts needed to gross up certain related benefits for tax purposes (with respect to provisions that exceed the income tax ceilings). Each of the parties may terminate the compensation agreement upon 60 days’ advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months’ payment of his base salary for the prior month plus related benefits to be paid in six equal installments over a six-month period.

Gil Kotler

We and Gil Kotler, our Senior Executive Vice President and Chief Financial Officer are party to an employment agreement that provides for a monthly salary that as of December 31, 2013 was NIS 112,500 and increases quarterly based on the Israeli consumer price index. Mr. Kotler is also entitled to an annual bonus of up to 75% of his annual salary. Pursuant to the employment agreement, as amended, Mr. Kotler’s term of employment is through October 2016. In addition, Mr. Kotler is entitled to the customary social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Kotler is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Either we or Mr. Kotler may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Kotler’s employment (except in a case of dismissal for cause), Mr. Kotler will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits for the first four months and his monthly salary (excluding related benefits) for the remaining eight months or with respect to the period remaining until the end of the term of the agreement; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options and other equity-based compensation he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Kotler would be entitled to acceleration of vesting of the share options and other equity-based compensation which he holds at that time and a bonus equal to 200% of his annual salary.

Director Compensation

For the fiscal year ended December 31, 2013, our external and non-external directors other than our chairman, deputy chairman and executive vice chairman were entitled to receive annual cash compensation of U.S.$ 56,000. Both our external and non-external directors, other than our chairman, deputy chairman and executive vice chairman, also received during the fiscal year ended December 31, 2013, and continue to receive, U.S.$ 1,480 per board meeting and per committee meeting, 60% of such amount in the case of telephonic participation, or 50% of such amount in the case of written resolution.

C. Board Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, independent directors, the audit committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the NYSE Listed Company Manual and other applicable provisions of U.S. securities laws to which we are subject. Under the NYSE Listed Company Manual, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NYSE Listed Company Manual, except for the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. In addition, we are not currently obligated to follow additional corporate governance practices promulgated by the TSX provided that no more than 25% of the trading volume in our common stock over any six-month period occurs on the TSX and another stock exchange is providing review of the action in question. We may follow home country practice in Israel with regard to the other corporate governance standards otherwise imposed by the NYSE Listed Company Manual for U.S. domestic issuers.

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

Following the amendment to our articles of association in January 2012, our board of directors may consist of at least 5 and not more than 11 directors, including external directors, one-third of whom are to be independent directors (which may include external directors). As of January 2012, the directors, other than the external directors, are divided into three classes, referred to as Class 1, Class 2 and Class 3 so that, as nearly as possible, each of the three classes has an equal number of directors. The members of Class 1 were reelected at the annual general meeting in 2012 and their term shall expire at the annual general meeting in calendar year 2015 and the members of Class 2 were reelected at the annual general meeting in 2013 and their term shall expire in the calendar year 2016. The term of the members of Class 3 is until the annual general meeting in the calendar year 2014. The Class 1 directors are Messrs. Ben-Dor and Segal, the Class 2 directors are Messrs. Katzman and Mientkavich and the Class 3 directors are Dr. Pilpel and Messrs. Epstein and Sesler.

Beginning with the annual general meeting in 2012, one-third of the directors (other than the external directors, who are subject to re-election in September 2014 and May 2016 as described below) were elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected in 2010 and in 2013 for his final term, Noga Knaz, who was elected August 12, 2008 and re-elected in 2011, and Ronnie Bar-On who was elected on May 1, 2013, each qualify and was elected to serve as an external director, with terms ending on November 26, 2016, September 13, 2014, and May 1, 2016, respectively. The principal requirements with respect to external directors are set forth below.

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

The members of our audit committee are Haim Ben-Dor, Noga Knaz, Shaiy Pilpel, Yair Orgler, and Ronnie Bar-On. Our board of directors has determined that each member of our audit committee meets the independence requirements set forth in the NYSE Listed Company Manual. In addition, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Dr. Pilpel, and Mr. Bar-On are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.” As of March 12, 2012 our board of directors determined that Dr. Shaiy Pilpel qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual.

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

Our compensation committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Dr. Pilpel, and Mr. Bar-On.

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

Compensation Policy

In September 2013, further to an amendment to the Israeli Companies Law that was adopted in December 2012 and after receiving the approval of the Company’s board of directors and its compensation committee, a general meeting of the Company’s shareholders approved a compensation policy for the Company’s officers (the “Compensation Policy”). The Compensation Policy applies to the Company’s president, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s chairman and Executive vice-chairman). Under the Compensation Policy, the compensation package to the Company’s officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits: the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary- related benefits. The Company may refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

•	Performance-based annual bonus: the annual bonus will be calculated based on the attainment of measureable targets for the Company, including FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company’s shares, and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted in the discretion of the compensation committee and the board of directors. With respect to officers other than the president and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 7 and 12 monthly salaries, according to the officer’s seniority. The bonus amount which is based on the Company targets being met will be decided linearly, between the minimum value and the maximum value, or target value, decided for each parameter, all subject to the precondition that the Company has attained at a weighted score of at least80% in achieving targets for that year.

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that shall not exceed the ceiling set forth in the Compensation Policy according to the rank of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company’s shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company’s shares on the specified stock exchange.

In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers’ rights on retirement, which include an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries (for an officer who was employed by the Company for a period exceeding 5 years). Directors who do not hold another position in the Company will be entitled to the remuneration provided for the external directors of the Company.

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

D. Employees

As of December 31, 2013, we employed, through our various subsidiaries and a jointly-controlled company, a total of 1,775 individuals. Of this number, 59 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries and jointly controlled company as of December 31, 2013, 2012 and 2011:

	As of December 31,
Entity	2011		2012	2013
Gazit-Globe (including ProMed)	59		64	59
Equity One	181		177	168
First Capital	341		397	416
Citycon	136		129	127
Atrium	329		351	358
Gazit Germany	15		9	10
Gazit Development	66		70	66
Dori Group	680		560	554
Gazit Brazil	39		35	17

Total	2,708	(1)	1,792	1,775

(1)	Includes employees that worked for Gazit America and Royal Senior Care for which separate line items are not shown.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2014 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 10, 2014, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 175,890,554 ordinary shares outstanding as of April 10, 2014 (excluding treasury shares).

	Shares Beneficially Owned
	Number		Percentage
Directors and executive officers:
Chaim Katzman	88,915,571	(1)	50.6%
Arie Mientkavich	155,675	(2)	*
Dor J. Segal	720,000	(3)	*
Aharon Soffer	72,993	(4)	*
Eran Ballan	36,322	(5)	*
Gil Kotler	57,267	(6)	*
Yair Orgler	—		*
Haim Ben-Dor	74,933		*
Shaiy Pilpel	—		*
Noga Knaz	4,800	(7)	*
Gary Epstein	—		—
Douglas Sesler	—		—
Ronnie Bar-On	—		—
All directors and executive officers as a group	90,037,561	(8)	51.2%

*	Represents less than 1% of the issued and outstanding ordinary shares.
(1)	Consists of ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder.
(2)	Consists of 55,675 ordinary shares and options to purchase 100,000 ordinary shares exercisable within 60 days of April 10, 2014. Does not include options to purchase 143,678 ordinary shares, 15,816 restricted share units, and 35,786 performance-based restricted share units not exercisable within 60 days of April 10, 2014.
(3)	Consists of Mr. Segal’s direct share holdings alone. Does not include the 88,915,571 ordinary shares held by Norstar, of which Mr. Segal and his spouse, Erica Ottosson, may be deemed beneficial owners.
(4)	Does not include options to purchase 382,306 ordinary shares, 42,711 restricted share units, and 96,988 performance-based restricted share units not exercisable within 60 days of April 10, 2014.
(5)	Consists of 4,461 ordinary shares and options to purchase 31,861 ordinary shares exercisable within 60 days of April 10, 2014. Does not include options to purchase 63,723 ordinary shares, 8,921 restricted share units, and 29,470 performance-based restricted share units not exercisable within 60 days of April 10, 2014. Mr. Ballan served as Senior Executive Vice President and General Counsel until February 2013. As of the date hereof, the Company and Mr. Ballan remain in negotiations regarding the terms of Mr. Ballan’s departure which could in turn affect the vesting schedule of his unexercised Company securities.
(6)	Consists of 25,406 ordinary shares and options to purchase 31,861 ordinary shares exercisable within 60 days of April 10, 2014. Does not include options to purchase 63,723 ordinary shares, 8,921 restricted share units, and 29,470 performance-based restricted share units not exercisable within 60 days of April 10, 2014.
(7)	Consists of options to purchase 4,800 ordinary shares exercisable within 60 days of April 10, 2014.
(8)	Consists of 89,869,039 ordinary shares and options to purchase 212,272 ordinary shares exercisable within 60 days of April 10, 2014. Does not include options to purchase 653,430 ordinary shares, 76,369 RSUs, and 191,714 PSUs not exercisable within 60 days of April 10, 2014.

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

In December 2011, our board of directors approved our 2011 Share Incentive Plan, pursuant to which we may continue to grant share options and grant other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500,000 shares for awards to be issued under the new share incentive plan. The terms of the individual share based awards are subject to the discretion of our compensation committee, which administers the new share incentive plan. In February 2013, our board of directors approved, following the approval of the Compensation Committee, the allotment under the 2011 Share Incentive Plan of securities to Mr. Ballan, Mr. Kotler, to 4 other non-executive officers, and to 24 other employees, as shown in the charts below. In September and November 2013, additional grants of securities under the 2011 Share Incentive Plan were made to Mr. Mientkavich and Mr. Soffer, respectively.

Following are details of the grants in the last three years under the Plan and the 2011 Share Incentive Plan:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)		Fair Value at Issuance (NIS)(1)
February 24, 2010	729,500	(2)	39.02	(6)	15.40
April 28, 2010	50,000	(3)	38.93	(6)	14.14
May 23, 2010	17,600	(4)	38.04		9.50
August 17, 2010	4,800	(5)	35.12		9.45
February 5, 2013	522,203	(7)	48.647		13.34
September 3, 2013	143,678	(8)	46.92		9.5
November 1 ,2013	382,306	(9)	47.11		10.8

(1)	Calculated based on the binomial method.
(2)	These share options were issued to certain of our employees including our former Senior Executive Vice President and Chief Financial Officer Mr. Gadi Cunia who received 100,000 share options. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(3)	These share options were issued to Mr. Cunia. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(4)	These share options were issued to our former director, Eli Shahar, and have since expired on December 8, 2011.

(5)	These share options were issued to Ms. Knaz. The share options vested fully on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(6)	The stated exercise price per share is the original exercise price; the actual exercise price is adjusted annually based on the Israeli consumer price index.
(7)	The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 95,584 share options.
(8)	The share options were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(9)	The share options were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	95,393	(1)	47.6
September 3, 2013	15,816	(2)	45.5
November 1, 2013	42,711	(3)	48.3

(1)	The RSUs will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 13,382 restricted share units.
(2)	The RSUs were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(3)	The RSUs were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Performance- Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	111,987	(1)	21.6
September 3, 2013	35,786	(2)	20.1
November 1, 2013	96,988	(3)	21.3

(1)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%. Mr. Ballan and Mr. Kotler each received 29,470 performance-based restricted share units.
(2)	The PSUs were granted to Mr. Mientkavich and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.
(3)	The PSUs were granted to Mr. Soffer and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.

As of the date of this annual report, the total number of share options granted by Gazit-Globe to employees, directors and officers of Gazit-Globe (and that had not yet been exercised or had not expired) are 1,230,716 share options, with an average adjusted exercise price of NIS 43.26.

In addition to the above, we entered into phantom share agreements between the years 2006 and 2013 with several employees of wholly-owned subsidiaries of ours which were intended to have the economic effect of the grant of 273,961 share options and 42,778 RSUs (as of December 31, 2013).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 10, 2014, our major shareholders were as follows:

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc.(1)	88,915,571	50.6%
Psagot Investment House Ltd.(2)	10,329,079	5.9%
Mawer Investment Management Ltd.(3)	10,034,532	5.7%

(1)	As of April 10, 2014, Chaim Katzman, holds 28.0% of the outstanding shares of Norstar, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 18.8% of the outstanding shares of Norstar; Dor J. Segal holds 9.4% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 6.2% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar. During the past three years, Norstar’s holdings in our ordinary shares ranged from approximately 50% to 69% of our outstanding share capital. Most of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar. See also “Item 3—Key Information—Risks Associated with our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.”
(2)	Based on the Schedule 13-G/A filed with the SEC by Psagot Investment House Ltd. on February 19, 2014. The address of Psagot Investment House Ltd. is 14 Ahad Ha-am Street, Tel-Aviv 65142, Israel. Psagot Investment House Ltd. does not currently disclose itself as an interested party of the Company in Israel under Israeli securities laws and regulations.
(3)	Based on information provided by Mawer Investment Management Ltd. to the Company on March 31, 2014 pursuant to Israeli securities regulations. The address of Mawer Investment Management Ltd. is 900, 603 — 7th Ave SW, Calgary, Alberta, Canada T2P 2T5.

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B—Memorandum and Articles of Association.”

As of December 31, 2013, we had 17 holders of record of our ordinary shares in the United States (including Depositary Trust Company, as nominee for other holders of record). Such holders of record currently hold approximately 15.5% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since of the aforementioned 15.5% held by U.S. record holders, more than two-thirds (or 11.9% of our total outstanding ordinary shares) are held by Norstar (a Panamanian company) through the Depositary Trust Company. In addition, both the foregoing 11.9% of our outstanding ordinary shares held by Norstar through a U.S. record holder, and the remaining 38.7% of our outstanding ordinary shares held by Norstar through non-U.S. record holders, are deemed beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

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

First Capital

Gazit-Globe is party to a shareholders’ agreement with Alony-Hetz, dated January 9, 2011, in connection with Gazit-Globe’s holdings in First Capital, which replaced a stockholders agreement with Alony-Hetz that had been in place since November 2000. As of January 9, 2011, Alony-Hetz held 12.7% of First Capital’s share capital and Gazit-Globe held 48.8%. Gazit-Globe has agreed to support the election of a specified number of the representatives of Alony-Hetz to First Capital’s board of directors. Alony-Hetz is entitled to appoint two directors to First Capital’s board of directors, so long as Alony-Hetz holds at least 7% of its issued share capital and one director to First Capital’s board of directors, so long as it holds less than 7%, but not less than 3% of its issued share capital. Alony-Hetz loses its right to appoint two directors if, for 60 consecutive days, it owns less than 7% of First Capital’s issued share capital. Pursuant to the shareholders’ agreement, Alony-Hetz has agreed to vote all of its First Capital shares in favor of our nominees for First Capital’s board of directors. Under the agreement, Gazit-Globe has a drag along right, which is triggered when Gazit-Globe or any affiliate sells its shares of First Capital to a third party for a minimum price of C$ 20.00 per share. Gazit-Globe also has a right of first offer and Alony-Hetz has a tag along right. The shareholders’ agreement also provides that, in the event that either of the parties, or the offeror, acquires additional securities in First Capital, the offeror will then offer the other party, or the offeree, the opportunity to acquire a proportionate part of those securities. Alony-Hetz has agreed not to take certain enumerated actions to interfere with the way that First Capital is managed or engage in an attempt to acquire control of First Capital. The shareholders’ agreement terminates on January 9, 2021 or the earliest of (i) Alony-Hetz’s holdings in First Capital’s shares representing less than 3% of First Capital’s issued capital for 90 consecutive days, (ii) all of Gazit-Globe’s holdings in First Capital’s shares representing less than 20% of First Capital’s issued capital for 90 consecutive days, and (iii) a determination by one of the parties to terminate the agreement upon a change of control of the other party.

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

Gazit Development

In August 2013, Gazit Development issued undertook a rights offering, issuing 6.5 million share options for no consideration. The share options are exercisable over a three-year period at an exercise price of NIS 44.01 and bear interest at a rate of 6.7%, linked to the Israeli consumer price index and subject to adjustments. Immediately after the grant, Gazit-Globe exercised all share options that were allotted to it in consideration for NIS 214 million, thereby increasing its holdings in Gazit Development by 7.5% to an aggregate 82.5%. The cash consideration was used by Gazit Development to reduce amounts owed to Gazit-Globe under outstanding loans.

Gazit Development finances the majority of its activities through loans provided to it by Gazit-Globe. As of December 31, 2013, Gazit-Globe had outstanding loans to Gazit Development of NIS 1.7 billion of which (1) NIS 1.6 billion is linked to changes in the Israeli CPI and bears interest at an annual rate of 4.0%—7.2%, (2) NIS 81 million is denominated in Euros and bears interest at an annual rate of Euribor plus 2.5% and 6.4% and (3) NIS 24 million is not linked and bears interest at an annual rate of the Israeli Prime plus 1.6%. These loans include NIS 852 million, excluding interest receivable, extended by Gazit-Globe to Gazit Development under a debenture allotment agreement entered into with Gazit-Globe in August 2009. Under this agreement, Gazit-Globe agreed to extend to Gazit Development credit equal to the amounts raised by Gazit-Globe within the framework of the issuance of the Series J debentures in February 2009 that were secured by collateral provided by Gazit Development. Under the terms of the agreement, Gazit-Globe will extend to Gazit Development additional credit equal to any amount that Gazit-Globe raises in any extension of the debentures back to back with the terms of the credit to be extended to Gazit-Globe under the debentures, as issued, other than with regard to the interest rate.

In February 2014, Gazit Development granted U. Dori Construction Ltd. a revolving credit facility for an amount of up to NIS 75 million until February 2015.

Citycon

On March 8, 2013, Citycon completed a rights issuance for approximately 114 million shares at a price of € 1.75 per share, in consideration for an aggregate amount of € 200 million. Gazit-Globe participated in the rights issuance, acquiring approximately 56.1 million common shares, for approximately € 98.1 million.

Atrium

On August 27, 2013, Gazit-Globe entered into an agreement to purchase 20,416,463 additional Atrium ordinary shares from an entity forming part of the consortium managed by CPI, at a price of 4.3 Euros per share for a total consideration of approximately EUR 87.8 million in an off-market transaction. Following the completion of the aforementioned acquisition, we hold 39.8% of the issued and outstanding shares and voting rights of Atrium (39.6% of the issued and outstanding shares and voting rights on a fully diluted basis). For further information, please see Note 9c to our audited consolidated financial statements included elsewhere in this annual report.

See also “Item 6—Directors, Senior Management and Employees—Employment and Consultant Agreements” and Note 9 and Note 20(b) to our audited consolidated financial statements included elsewhere in this annual report.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Atrium Litigation

On June 19, 2011, the Company announced that a settlement agreement had been reached relating to a number of ongoing legal proceedings between the Company, Atrium, and Meinl Bank (as well as other related parties, and former and current officers of the parties), the most significant of which was a lawsuit in the amount of EUR 1.2 billion filed by Meinl Bank in 2010 against the Company and other parties in a Jersey Island court, which sought recognition as a derivative action. At the center of the dispute were transactions executed between Atrium and the Company and CPI during 2009, which the plaintiffs claimed were not in the best interest of Atrium, caused it damages and resulted in unjust enrichment to the Company and CPI, and in which the defendants acted in violation of applicable law. It should be noted, that the lawsuit followed a claim filed by Atrium in August 2010 in the High Court of Justice in England, against Meinl Bank and against its controlling shareholder, Julius Meinl and other affiliated parties, in an amount over € 2 billion, for losses such parties caused to Atrium in connection with their management of Atrium prior to the Company’s acquisition of interests in Atrium. The settlement agreement did not prescribe that any payment whatsoever was to be made by any particular party to any other party with respect to alleged losses.

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

As Atrium reported in its annual financial reports for the year ending December 31, 2013, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. Atrium’s management believes a finding of liability on its part would be inappropriate. Accordingly, Atrium intends to actively defend the proceedings.

In addition, Atrium is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

Current Legal Proceedings

Set forth below is a description of material litigation to which we are a party, as of December 31, 2013. Although there can be no assurance as to the ultimate outcome, we intend to vigorously defend the matters described below. The final outcome of any litigation, however, cannot be predicted with certainty, and an adverse resolution of this matter could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Israeli Tax Matters

In September 2013, the Company and the Israel Tax Authority (ITA) entered into an income tax assessment agreement covering the years 2004 through 2011. As part of the assessment agreement, the Company paid NIS 29 million (including interest and CPI adjustment) and the balances of the Company’s tax losses and credits as of December 31, 2011 were also revised, various costs of the Company’s investments in subsidiaries were also revised.

As a result of the agreement, the balances of the Company’s losses as of December 31, 2011 consisted of a balance of NIS 262 million with respect to capital losses carried forward to 2012 and a balance of NIS 395 million with respect of losses under Section 29(1) of the Israeli Income Tax Ordinance carried forward to 2012.

Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, while in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT authorities limited the input of VAT deductions for these periods by a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments to the ITA but the appeal was rejected. On November 11, 2013 the Company appealed these rejections to the District Court.

The Company estimates that the provision for this matter recognized in its financial statements covers its exposure with respect to the disputed VAT assessments.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows.

Dividend Policy

In the fourth quarter of each year our board of directors determines, and we announce, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. Over the last three years we have also declared an annual dividend. In the years ended December 31, 2011, 2012 and 2013, we paid our shareholders cash dividends in the amount of NIS 1.56 (U.S.$ 0.45), NIS 1.60 (U.S.$ 0.46) and NIS 1.72 (U.S.$ 0.50) per ordinary share, respectively, representing 59.5%, 49.5%, and 50.9% respectively, of our adjusted EPRA FFO for the applicable period, and have retained the remainder of such income to fund our business.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A. Offer and Listing Details

Our ordinary shares have been trading on the TASE since January 1983 under the symbol “GZT” (since 2013), on the New York Stock Exchange under the symbol “GZT” since December 2011, and on the Toronto Stock Exchange under the symbol “GZT” since October 2013.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. The following table below contains translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2013. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013	51.58	43.87	14.86	12.64
2012	48.50	35.60	13.97	10.26
2011	47.40	31.39	13.66	9.04
2010	46.52	32.31	13.40	9.31
2009	39.10	15.09	11.26	4.35
Quarterly:
First Quarter 2014	46.29	43.60	13.34	12.56
Fourth Quarter 2013	48.36	45.25	13.93	13.04
Third Quarter 2013	49.35	43.87	14.22	12.64
Second Quarter 2013	51.58	46.01	14.86	13.26
First Quarter 2013	50.50	47.49	14.55	13.68
Fourth Quarter 2012	48.50	42.07	13.97	12.12
Third Quarter 2012	42.77	36.10	12.32	10.40
Second Quarter 2012	40.49	36.81	11.67	10.61
First Quarter 2012	39.74	35.60	11.45	11.26
Most Recent Six Months(1):
March 2014	46.29	44.55	13.34	12.83
February 2014	45.12	43.60	13.00	12.56
January 2014	46.18	43.77	13.30	12.61
December 2013	47.74	46.08	13.75	13.28
November 2013	48.30	46.00	13.92	13.25
October 2013	48.36	45.25	13.93	13.04

(1)	For the month through April 10, 2014, the high was NIS 45.26 (U.S.$ 13.02) and the low was NIS 44.05 (U.S.$ 12.71).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2013	14.24	12.05
2012	13.18	9.00
2011 (since December 14th)	9.75	8.83
Quarterly:
First Quarter 2014	13.27	12.23
Fourth Quarter 2013	13.83	12.83
Third Quarter 2013	13.96	12.05
Second Quarter 2013	14.24	12.76
First Quarter 2013	13.78	12.77
Fourth Quarter 2012	13.18	10.83
Third Quarter 2012	11.05	9.00
Second Quarter 2012	10.86	9.54
First Quarter 2012	10.60	9.30
Most Recent Six Months(1):
March 2014	13.26	12.84
February 2014	13.09	12.23
January 2014	13.27	12.55
December 2013	13.62	13.14
November 2013	13.77	12.88
October 2013	13.83	12.83

(1)	For the month through April 10, 2014, the high was U.S.$ 13.13 and the low was U.S.$ 12.62.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the Toronto Stock Exchange in Canadian dollars and U.S. dollars. The following table below contains translations of Canadian dollar amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2013. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	C$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2013 (since October 16th)	14.55	13.50	13.68	12.70
Quarterly:
First Quarter 2014	14.69	13.75	13.81	12.93
Fourth Quarter 2013 (since October 16th)	14.55	13.50	13.68	12.70
Most Recent Six Months(1):
March 2014	14.69	14.10	13.81	13.26
February 2014	14.50	13.84	13.64	13.02
January 2014	14.50	13.75	13.64	12.93
December 2013	14.55	13.70	13.68	12.88
November 2013	14.30	13.60	13.45	12.79
October 2013 (since October 16th)	14.35	13.50	13.50	12.70

(1)	For the month through April 10, 2014, the high was C$ 14.43 and the low was C$ 13.74.

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

Pursuant to the Israeli Companies Law, all compensation arrangements, including insurance, indemnification or exculpation of, executive officers or office holders who are not directors or our president require compensation committee approval and subsequent approval by the board of directors and, if deviating from our then-effective compensation policy, our shareholders, by special majority. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, or with or our president, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors or our president, require the approval of the compensation committee, the board of directors and the company’s shareholders, in that order. If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the compensation committee is required if the compensation committee determines that the amendment is not material in relation to the existing arrangement.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax. The Israeli corporate tax rate was 25% in both 2013 and 2012 and 24% in 2011. On July 30, 2013, the Israeli Knesset approved the nation’s economic plan for 2013-2014 (the “Budget Law”), which sought, among other things, to enhance tax collection. Changes included increasing the corporate tax rate from 25% to 26.5% (from 2014 onward), and changes to the taxation on the revaluation of gains effective from August 1, 2013. The provisions regarding the revaluation gains will become effective only after the publication of regulations defining what will be considered “retained earnings” which were not subject to corporate tax as well as with respect to the avoidance of double taxation on those retained earnings derived from overseas assets.

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

Israeli Tax Considerations for Our Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus.” The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. In general, the sale of Gazit-Globe’s shares by a foreign investor may be tax exempt in Israel subject to the fulfillment of some conditions in the Israeli domestic tax law.

Israeli Resident Individuals

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Generally, gains from sale of ordinary shares acquired prior to January 1, 2012 are subject to a 20% capital gains tax for individuals. The tax rate is increased to 25% for sale of shares by an individual shareholder holding 10% or more of the shares or voting power in the company at the time of sale or at any time during the preceding 12 month period (a “substantial shareholder”). Shareholders which are corporations are subject to a 25% capital gains tax rate.

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of shares is the individual’s marginal (income) tax rate however, the tax rate will not exceed 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 25% in 2012 and 2013 and 26.5% from January 1, 2014.

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013 and 2014).

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013 and 2014) (hereinafter, the “Excess Tax”).

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

Israeli Resident Corporations

Capital Gains

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the same as the general corporate income tax rate. As described above, the corporate tax rate was 25% for the years 2013 and 2012, and 26.5% from 2014 onwards.

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

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an income tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate income tax rate (25% in 2013, 26.5% for 2014 onwards) or, if derived by an individual, at the rate of 25% or 30%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2013 and a marginal tax rate of up to 48% for an individual in 2013). Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Material United States Federal Income Tax Considerations

The following is a description of material United States federal income tax considerations relating to the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations relating to U.S. holders (as defined below) that are initial purchasers of our ordinary shares and that hold such ordinary shares as capital assets. This description does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

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

This description is based on the Code, existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurances that the U.S. Internal Revenue Service will not take a different position concerning the tax consequences of the ownership and disposition of our ordinary shares or that such a position could not be sustained.

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

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency), exchange or other disposition and your adjusted tax basis in your ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain) on the date of such sale, exchange or other disposition. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

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

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our PFIC status for 2013. Based on the advisor’s advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and amounts of our gross income, and the nature of our business, we believe we were not a PFIC for the taxable year ending December 31, 2013. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Certain elections may be available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. For example, if we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

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

Additional tax on investment income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our ordinary shares.

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

Recent legislation

Certain U.S. Holders who are individuals to report information relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $ 50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution) penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of the recent U.S. federal income tax legislation on their ownership and disposition of ordinary shares.

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

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. All of the Company’s EDGAR filings as well as additional special filings can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) operated by the Canadian Securities Administrators.

In addition, we file annual and special reports and other information with the Israeli Securities Authority through its fair disclosure electronic system called MAGNA. You may review these filings on the website of the MAGNA system operated by the Israeli Securities Authority at www.magna.isa.gov.il or on the website of the TASE at www.tase.co.il.

Our ordinary shares are quoted on the TASE, the NYSE, and the TSX. Information about us is also available on our website at http://www.gazit-globe.com. Such information on our website is not part of this annual report.

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our rental income (assuming full consolidation of jointly controlled companies) are generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2013, 33.1% of our rental income were earned in Canadian dollars, 30.0% in Euros, 21.7% in U.S. dollars, 7.7% in Swedish Krona and 3.1% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 127 million of gross profit during 2013). In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2013 vs. 2012	(6.4)	(9.1)	(3.2)
2012 vs. 2011	7.8	6.6	(0.5)
2011 vs. 2010	(4.1)	(0.2)	0.5

Assuming a 10% decrease in the U.S. dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 106 million in 2013. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 140 million in 2013. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 128 million in 2013.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2013, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	2,613	5.8	218
Cross-currency swap	U.S.$-NIS	825	4.9	80
Cross-currency swap	C$-NIS	1,584	5.2	392
Cross-currency swap	BRL-NIS	273	4.0	80
Forward contracts	Various currencies	3,946	Less than 1	1
Call option	NIS-C$	294	—	1

Total		9,535		772

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

Assuming an increase of 1% in the Israeli CPI, our pre-tax income would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax income would have increased, by NIS 103 million and NIS 86 million as of December 31, 2013 and December 31, 2012, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 56 million and NIS 43 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2013 and 2012 in the Consumer Price Index or similar inflation indices.

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

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2013, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable	U.S.$	868	variable	fixed	5.1	10
Interest rate swaps fixed/variable	C$	273	variable	fixed	7.9	6
Interest rate swaps fixed/variable		€2,138	variable	fixed	2.9	(147)
Interest rate swaps fixed/variable	Swedish Krona	1,125	variable	fixed	2.6	(34)

		4,404				(165)

As of December 31, 2013 and 2012, 90% and 87% of our interest bearing liabilities, respectively (80% and 73% excluding interest rate swaps, respectively), were at fixed interest rates.

The following table presents information about the impact a 1% absolute increase in interest rates would have on pre-tax income (loss) for the year:

	Sensitivity analysis for liabilities in Variable Interest
Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rate	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2013	(22)	(7)	(23)	(3)
December 31, 2012	(21)	(14)	(32)	(3)

	Sensitivity analysis for derivatives — Absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2011	94	47	(47)	(95)
December 31, 2012	87	43	(44)	(88)

The following tables present information about the impact a 2%/1% absolute increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Income (Loss)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2013
Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in interest on Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622

	Sensitivity Analysis for Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	+2%	+1%	-1%	-2%
	NIS in millions
December 31, 2013
Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in interest on Swedish Krona	51	26	(27)	(45)

The above sensitivity analyses refer to a potential increase in the relevant variables at rates that the Company deems appropriate. The same is true for a decrease in same percentage which would impact profit or loss by the same amounts in the opposite direction, unless otherwise indicated. The sensitivity analyses for changes in interest rates were performed on the balance as of the reporting date of long-term liabilities with variable interest. Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analyses of exposure to changes in interest.

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2013 and December 31, 2012 was NIS 220 million (U.S.$ 63 million) and NIS 101 million, respectively. This exposure is not hedged.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). Based on such assessment, management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by the Company’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of March 25, 2014 herein expresses an unqualified opinion on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report which is included under “Item 18—Financial Statements” on page F-3 of this annual report.

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

Policy on Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2013 and 2012 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2013 and 2012:

	2013	2012
	(U.S.$ in thousands)
Audit Fees	$4,408	$4,168
Audit-Related Fees	891	651
Tax Fees	910	1,176

Total	$6,209	$5,995

The audit fees for the years ended December 31, 2013 and 2012 were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the U.S. SEC as of December 31, 2013, and the Israeli Securities Regulations as of December 31, 2013 and 2012, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2013 and 2012 were for services in respect of accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards, and fees billed for assurance and related services regarding our initial public offering in the United States.

Tax fees for the years ended December 31, 2013 and 2012 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

Except as otherwise indicated, the Company is in compliance with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and NYSE laws and regulations. Under the NYSE rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE rules for U.S. domestic issuers. We currently follow the provisions of the Israeli Companies Law, rather than the NYSE Listed Company Manual, solely with respect to approval of share issuances to officers, directors and 5% securityholders. In addition, we are not currently obligated to follow additional corporate governance practices promulgated by the TSX provided that no more than 25% of the trading volume in our common stock over any six-month period occurs on the TSX and another stock exchange is providing review of the action in question.

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

ITEM 19.	EXHIBITS

No.	Description

1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

1.2	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to Registration No. 333-178320)

4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to Registration No. 333-178320)

4.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010 (incorporated by reference to Exhibit 10.3 to Registration No. 333-178320)

4.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC (incorporated by reference to Exhibit 10.4 to Registration No. 333-178320)

4.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-178320)

4.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011 (incorporated by reference to Exhibit 10.6 to Registration No. 333-178320)

4.7	Amended and Restated Facility Agreement between the registrant, Bank Hapoalim, Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on January 2, 2014) +

4.8	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration No. 333-178320) ☐ +

4.9	Amendment No. 2 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated June 28, 2012 (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.10	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to Registration No. 333-178320) +

4.11	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to Registration No. 333-178320) +

4.12	Third Amendment to the Facility Agreement between the registrant and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.13	Third Amendment to the Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

No.	Description

4.14	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011 (incorporated by reference to Exhibit 10.11 to Registration No. 333-178320) +

4.15	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated March 19, 2013 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.16	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.17	Loan Agreement among Silver Maple (2001), Inc., the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.18	Loan Agreement among Ficus, Inc., the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.19	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to Registration No. 333-178320)

4.20	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.14 to Registration No. 333-178320)

4.21	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012) ¥

4.22	Arrangement Agreement, by and among the registrant, First Capital Realty Inc., Gazit America Inc., dated June 20, 2012 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013)

8.1	List of subsidiaries of the Registrant

10.1	Consent of Kost Forer Gabbay & Kasierer

10.2	Consent of KPMG Channel Islands Limited

10.3	Consent of Deloitte LLP

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

¥	English translation of original Hebrew document.
+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/s/ Aharon Soffer
Name: Aharon Soffer
Title: President

Date: April 16, 2014

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2013 and 2012 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule of investment property information. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements of a certain subsidiary, First Capital Realty, Inc. (“FCR”), whose revenues constitute approximately 33% of total consolidated revenues for the year ended December 31, 2011. We also did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,312 million and NIS 3,872 million as of December, 31, 2013 and 2012, respectively, and the Company’s share in its earnings amounted to NIS 132 million, NIS 165 million and NIS 220 million for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, before considering the adjustments described below to the 2011 financial statements of FCR, is based on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2013 and 2012 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits, the schedule of investment property information, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

In 2012 the Company adopted retrospectively International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments that were applied to retroactively adjust the amounts included for FCR for the period ended December 31, 2011. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of income, comprehensive income, changes in equity and cash flows of FCR for the year ended December 31, 2011, other than with respect to the adjustments described above.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 25, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited Gazit Globe, Ltd. (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company and subsidiaries maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 25, 2014 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 25, 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,
		2013	2013	2012
	Note	U.S. dollars	NIS
		In millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	293	1,018	1,683
Short-term investments and loans	4a	145	504	538
Marketable securities	4b	29	100	101
Financial derivatives	37d	11	39	81
Trade receivables	5	239	831	744
Other accounts receivable	6	86	298	216
Inventory of buildings and apartments for sale	7	203	703	712
Income taxes receivable		6	19	15

		1,012	3,512	4,090
Assets classified as held for sale	8	176	611	1,482

		1,188	4,123	5,572

NON-CURRENT ASSETS
Equity-accounted investees	9	1,705	5,919	4,713
Other investments, loans and receivables	10	190	659	713
Available-for-sale financial assets	11	125	435	339
Financial derivatives	37d	221	769	929
Investment property	12	15,358	53,309	55,465
Investment property under development	13	714	2,479	2,806
Non-current inventory	7	7	23	23
Fixed assets, net	14	46	160	187
Intangible assets, net	15	31	106	117
Deferred taxes	25m	31	106	198

		18,428	63,965	65,490

		19,616	68,088	71,062

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,
		2013	2013	2012
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	74	257	351
Current maturities of non-current liabilities	17	839	2,914	2,382
Financial derivatives	37d	9	32	12
Trade payables	18	270	936	914
Other accounts payable	19	361	1,253	1,256
Advances from customers and buyers of apartments	7	75	259	257
Income taxes payable		10	34	52

		1,638	5,685	5,224
Liabilities attributed to assets held for sale	8	21	73	168

		1,659	5,758	5,392

NON-CURRENT LIABILITIES
Debentures	20	6,405	22,231	18,500
Convertible debentures	21	352	1,221	1,197
Interest-bearing loans from financial institutions and others	22	3,656	12,692	19,433
Financial derivatives	37d	49	169	472
Other liabilities	23	57	198	353
Deferred taxes	25m	864	3,000	3,066

		11,383	39,511	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		66	229	219
Share premium		1,235	4,288	3,805
Retained earnings		1,549	5,378	4,699
Foreign currency translation reserve		(578)	(2,006)	(913)
Other reserves		41	141	60
Loans granted for purchase of Company’s shares *)		—	—	—
Treasury shares		(6)	(21)	(21)

		2,307	8,009	7,849
Non-controlling interests	27i	4,267	14,810	14,800

Total equity		6,574	22,819	22,649

		19,616	68,088	71,062

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience translation (Note 2d(1))
		Year ended December 31,	Year ended December 31,
		2013	2013	2012	2011
	Note	U.S. dollars	NIS
		(In millions, except for per share data)
Rental income	30	1,483	5,146	5,249	4,718
Property operating expenses	31	487	1,689	1,705	1,522

Net operating rental income		996	3,457	3,544	3,196

Revenues from sale of buildings, land and construction works performed	32	517	1,794	1,749	1,001
Cost of buildings sold, land and construction works performed	32	480	1,667	1,665	967

Gross profit from sale of buildings, land and construction works performed		37	127	84	34

Total gross profit		1,033	3,584	3,628	3,230

Fair value gain from investment property and investment property under development, net		269	933	1,913	1,670
General and administrative expenses	33	(168)	(582)	(648)	(733)
Other income	34a	63	218	164	115
Other expenses	34b	(21)	(74)	(47)	(110)
Company’s share in earnings of equity-accounted investees, net	9b	46	161	299	334

Operating income		1,222	4,240	5,309	4,506
Finance expenses	35a	(630)	(2,185)	(2,214)	(2,197)
Finance income	35b	158	549	120	72

Income before taxes on income		750	2,604	3,215	2,381
Taxes on income	25n	84	294	681	328

Net income		666	2,310	2,534	2,053

Attributable to:
Equity holders of the Company		282	977	957	719
Non-controlling interests		384	1,333	1,577	1,334

		666	2,310	2,534	2,053

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		1.64	5.70	5.80	4.65

Diluted net earnings		1.62	5.64	5.59	4.30

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)
Net income	666	2,310	2,534	2,053

Other comprehensive income (loss) (net of tax effect *):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(708)	(2,455)	(417)	1,139
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	3	12
Net gains (losses) on cash flow hedges (1)	69	239	(100)	(139)
Net gains (losses) on available-for-sale financial assets	(1)	(4)	37	(39)

	(640)	(2,220)	(477)	973

Items not to be reclassified to profit or loss:
Gain (loss) on revaluation of fixed assets in joint venture	(2)	(6)	10	28

Total other comprehensive income (loss)	(642)	(2,226)	(467)	1,001

Total comprehensive income	24	84	2,067	3,054

Attributable to:
Equity holders of the Company (2)	(1)	(2)	773	1,231
Non-controlling interests	25	86	1,294	1,823

	24	84	2,067	3,054

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(5)	(19)	(3)	(9)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	282	977	957	719
Exchange differences on translation of foreign operations	(315)	(1,093)	(187)	573
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	2	12
Net gains (losses) on cash flow hedges	35	123	(48)	(66)
Net gains (losses) on available-for-sale financial assets	(1)	(3)	39	(35)
Gain (loss) on revaluation of fixed assets in joint venture	(2)	(6)	10	28

	(1)	(2)	773	1,231

*)	For further details regarding other comprehensive income and related tax impact, see Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars (Note 2d(1))
	In millions
Balance as of January 1, 2013	63	1,096	1,354	(263)	17	*) —	(6)	2,261	4,264	6,525
Net income	—	—	282	—	—	—	—	282	384	666
Other comprehensive income (loss)	—	—	—	(315)	32	—	—	(283)	(359)	(642)

Total comprehensive income (loss)	—	—	282	(315)	32	—	—	(1)	25	24
Issue of shares net of issuance expenses	3	138	—	—	—	—	—	141	—	141
Exercise of share options into Company’s shares	*) —	1	—	—	(1)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	3	—	—	3	6	9
Dividend paid	—	—	(87)	—	—	—	—	(87)	—	(87)
Capital issuance to non-controlling interests	—	—	—	—	(10)	—	—	(10)	182	172
Acquisition of non-controlling interests	—	—	—	—	*) —	—	—	*) —	(10)	(10)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(198)	(198)

Balance as of December 31, 2013	66	1,235	1,549	(578)	41	*) —	(6)	2,307	4,267	6,574

*)	Represents an amount of less than U.S. $ 1 million.
**)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649
Net income	—	—	977	—	—	—	—	977	1,333	2,310
Other comprehensive income (loss)	—	—	—	(1,093)	114	—	—	(979)	(1,247)	(2,226)

Total comprehensive income (loss)	—	—	977	(1,093)	114	—	—	(2)	86	84
Issue of shares net of issuance expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	4	—	—	(4)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(37)	—	—	(37)	634	597
Acquisition of non-controlling interests	—	—	—	—	(2)	—	—	(2)	(35)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,378	(2,006)	141	*) —	(21)	8,009	14,810	22,819

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628
Net income	—	—	957	—	—	—	—	957	1,577	2,534
Other comprehensive income (loss)	—	—	—	(185)	1	—	—	(184)	(283)	(467)

Total comprehensive income (loss)	—	—	957	(185)	1	—	—	773	1,294	2,067
Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend paid	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(102)	—	—	(102)	(267)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,699	(913)	60	*) —	(21)	7,849	14,800	22,649

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2011	208	3,474	3,422	(1,313)	220	(4)	(21)	5,986	9,205	15,191
Net income	—	—	719	—	—	—	—	719	1,334	2,053
Other comprehensive income	—	—	—	585	(73)	—	—	512	489	1,001

Total comprehensive income (loss)	—	—	719	585	(73)	—	—	1,231	1,823	3,054
Issue of shares net of issue expenses	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net	—	—	—	—	64	—	—	64	—	64
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	49	56
Dividend declared	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(12)	—	—	(12)	1,197	1,185
Acquisition of non-controlling interests	—	—	—	—	(44)	—	—	(44)	(341)	(385)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,904	(728)	150	*) —	(21)	7,310	12,318	19,628

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)
Cash flows from operating activities:
Net income	666	2,310	2,534	2,053

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	472	1,636	2,094	2,125
Company’s share in earnings of equity-accounted investees, net	(46)	(161)	(299)	(334)
Fair value gain from investment property and investment property under development, net	(269)	(933)	(1,913)	(1,670)
Depreciation and amortization (including goodwill impairment)	10	34	34	67
Taxes on income	84	294	681	328
Impairment loss of other assets	*) —	2	7	7
Capital loss, net	15	53	5	64
Change in employee benefit liability, net	—	—	(2)	3
Loss from decrease in holding interest and disposal of investees, net	3	11	—	1
Gain from bargain purchase (Note 34b)	(57)	(198)	(134)	(102)
Cost of share-based payment	12	41	47	56
Salary expenses carried to capital reserve	—	—	—	105

	224	779	520	650

Changes in assets and liabilities items:
Increase in trade receivables and other accounts receivable	(75)	(260)	(29)	(185)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(10)	(34)	2	(78)
Increase (decrease) in trade and other accounts payable	(15)	(53)	(104)	53
Increase in tenants’ security deposits, net	2	8	4	14

	(98)	(339)	(127)	(196)

Net cash provided by operating activities before interest, dividend and taxes	792	2,750	2,927	2,507

Cash received and paid during the year for:
Interest paid	(531)	(1,843)	(1,964)	(1,536)
Interest received (Note 37d)	63	218	54	31
Dividend received	45	155	395	96
Taxes paid	(20)	(69)	(44)	(10)
Taxes received	2	7	25	38

	(441)	(1,532)	(1,534)	(1,381)

Net cash provided by operating activities	351	1,218	1,393	1,126

*)	Represent an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:
Acquisition of initially consolidated subsidiary (a)	—	—	—	92
Initial consolidation of investment previously accounted for using the equity method (b)	—	—	—	20
Proceeds from sale of investees (Note 9i)	16	54	12	—
Investment and loans to investees	(367)	(1,275)	(266)	(104)
Acquisition, construction and development of investment property	(871)	(3,023)	(5,692)	(6,449)
Investments in fixed assets	(15)	(50)	(49)	(34)
Proceeds from sale of investment property	615	2,136	1,482	2,880
Proceeds from sale of fixed assets	11	38	—	—
Grant of long-term loans	(52)	(181)	(583)	(280)
Collection of long-term loans	95	329	79	103
Short-term investments, net	(9)	(30)	(20)	50
Investment in financial assets	(99)	(345)	(743)	(1,001)
Proceeds from sale of financial assets	32	110	1,134	506

Net cash used in investing activities	(644)	(2,237)	(4,646)	(4,217)

Cash flows from financing activities:
Issue of shares net of issuance expenses	141	489	—	313
Repayment of loans granted for purchase of Company’s shares	*) —	*) —	*) —	4
Exercise of share options into Company’s shares	*) —	*) —	3	2
Capital issuance to non-controlling interests, net	154	536	1,832	714
Acquisition of non-controlling interests	(29)	(102)	(263)	(384)
Dividend paid to equity holders of the Company	(87)	(298)	(264)	(298)
Dividend paid to non-controlling interests	(201)	(698)	(653)	(567)
Receipt of long-term loans	412	1,429	6,140	6,574
Repayment of long-term loans	(1,389)	(4,820)	(6,042)	(5,518)
Receipt (repayment) of long-term credit facilities from banks, net	(312)	(1,084)	(169)	1,805
Short-term credit from banks and others, net	(24)	(83)	(85)	202
Repayment and early redemption of debentures and convertible debentures	(393)	(1,366)	(3,177)	(1,024)
Issue of debentures and convertible debentures, net of issuance expenses	1,738	6,033	6,168	2,194
Unwinding of hedging transactions (Note 37d)	113	392	—	—

Net cash provided by financing activities	123	428	3,490	4,017

Exchange differences on balances of cash and cash equivalents	(21)	(74)	(93)	(79)

Increase (decrease) in cash and cash equivalents	(191)	(665)	144	847
Cash and cash equivalents at the beginning of the year	484	1,683	1,539	692

Cash and cash equivalents at the end of the year	293	1,018	1,683	1,539

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)
(a) Acquisition of initially consolidated subsidiaries:
Working capital (excluding cash and cash equivalents):
Current assets	—	—	—	(14)
Assets held for sale	—	—	—	(465)
Current liabilities	—	—	—	311
	—	—	—	(168)
Investment property and other non-current assets	—	—	—	(1,791)
Non-current liabilities	—	—	—	1,066
Non-controlling interests in initially consolidated subsidiary	—	—	—	742
Issue of shares to non-controlling interests in EQY	—	—	—	265
Goodwill	—	—	—	(22)

Increase in cash and cash equivalents	—	—	—	92

(b) Initial consolidation of investment previously accounted for using the equity method:
Working capital (excluding cash and cash equivalents):
Current assets	—	—	—	(1,051)
Current liabilities	—	—	—	980

	—	—	—	(71)
Non-current assets	—	—	—	(518)
Non-current liabilities	—	—	—	315
Non-controlling interests	—	—	—	186
Realization of investment accounted for using the equity method	—	—	—	107
Loss on revaluation of previous investment	—	—	—	(25)
Gain from bargain purchase	—	—	—	26

Increase in cash and cash equivalents	—	—	—	20

(c) Significant non-cash transactions:
Conversion and interest payment of convertible debentures for subsidiary’s shares	19	67	321	206

Acquisition of subsidiary’s shares in exchange for issuance of shares by subsidiary	—	—	106	265

Dividend payable to non-controlling interests	22	77	87	65

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its investees (“the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in United States, as well as in the development and construction primarily of residential projects in Israel and in Central-Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.
The parent company	-	Norstar Holdings Inc. (“Norstar”) directly and through its wholly-owned subsidiaries (collectively, “Norstar Group”).
Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.
Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.
Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL (Cont.)

Jointly controlled entities	-	Joint ventures and joint operation.
Associates	-

Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates.
The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.
Related parties	-	As defined in IAS 24 (Revised).
EQY	-	Equity Once Inc., consolidated entity.
FCR	-	First Capital Reality Inc., consolidated entity.
CTY-	-	Citycon Oyj, consolidated entity.
ATR	-	Atrium European Real Estate Limited, jointly controlled entity.
The reporting date	-	December 31, 2013.

c.	The Company’s financial statements as of December 31, 2013 were approved by the Company’s board of directors on March 25, 2014.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

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

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to application of new standards

IAS 1 - Presentation of Financial Statements

In June 2011 the IASB published an amendment to IAS 1 (hereinafter—the Amendment). The Amendment modifies the presentation of other comprehensive income. Under the Amendment, items which may be carried to profit or loss at later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

The Amendment has been applied retrospectively from January 1, 2013.

IFRS 13 - Fair Value Measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS.

For the definition of fair value according to IFRS 13, see Section N below.

The measurement guidance and new disclosures applied prospectively commencing January 1, 2013 and is not applied to comparative figures. The initial implementation of IFRS 13 did not have material impact on fair value measurement.

In addition, the disclosures required by IFRS 13 are included in these annual financial statements.

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

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations	Reference/Possible Effect
Existence of effective control

-   Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

-   Degree to which the other holdings are diversified

-   Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method – refer to Note 2c and Note 9d, e and f

Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t

Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including deferred taxes – refer to Note 2o

Reliable measurement of the fair value of investment property under development

-   Is the property under development located in a developed and liquid market?

-   Is there a reliable estimate of the construction costs?

-   Relevant regulatory consent for the utilization of the land rights been obtained, does an applicable zoning and city plan exist and have building permits been received?

-   Has a major percentage of the leasable areas been preleased to tenants?

Measurement of investment property under construction at cost or at fair value – refer to Note 13

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure assumptions	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income – refer to Note 12 and Note 13

Impairment of equity-accounted investees	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments	Determination whether to record an impairment – refer to Note 2u2 and Note 9c5

Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition – refer to Note 9c and Note 34a

Recording of deferred tax assets	Expectation of future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25v

Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss – refer to Note 37b

Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28

Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition, refer to Note 2y

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor’s returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is the aspects reviewed by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of CTY. As of December 31, 2013, the Group holds 49.3% of CTY’s share capital and voting rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest of 45.2% in EQY at the reporting date, wide diversity of public holdings of the remaining shares, restriction on other shareholders from holding above a certain interest in EQY, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of EQY. In addition, the Company has voting agreement with third party, see Note 9d7.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of—45.2% in FCR at the reporting date, wide diversity of public holdings of the remaining shares, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with other shareholders, see Note 26a 1.

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

Non-controlling interests are directly recognized as the difference between the proceeds received and the carrying amount of the acquired interest. The difference is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2013 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2013 (U.S.$ 1 = NIS 3.471). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

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

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet presented (including comparative data) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital, capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

On partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In addition, upon disposal of a foreign operation that leads to loss of control of a subsidiary, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

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

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments activity is three years. The operating cycle of the investment property and of the construction works activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

f.	Cash equivalents

Cash equivalents are highly liquid investments, including short-term bank deposits which are not restricted by liens, whose original term to maturity is up to three months from the investment date.

g.	Short-term deposits

Short-term bank deposits are deposits with maturities of more than three months from investment and do not meet the definition of cash equivalents. Deposits are presented in accordance with their terms of deposit.

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

Inventory under construction is measure on cost basis. The cost includes borrowing costs that apply to financing the project until its completion, planning and designing costs, indirect construction cost that were allocated and other related costs.

Inventories of land include acquisitions by the Group in an exchange transaction in which in consideration for the land, the vendor is provided units in the completed project. Such land is measured at fair value and a corresponding liability is recognized for construction services.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Financial instruments

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

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

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

5.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs (such as loan raising costs). After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributed transaction costs. Short-term credit is disclosed according to it terms, usually in its nominal value.

6.	Compound financial instruments

Convertible debentures that were issued in the issuing company’s functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

The liability component is accounted for after initial recognition as described above in respect of financial liabilities measured at amortized cost and presented in the statement of financial position as a current or non-current liability based on the settlement date in cash.

7.	Issue of a bundle of securities

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

8.	Treasury shares

Company shares held by the Company are recognized at cost and deducted from equity. Any purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

9.	Put option granted to non-controlling interests

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

10.	Derecognition of financial assets

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

11.	Derecognition of financial liabilities

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

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, the objective evidence includes, inter alia, a significant or prolonged decline in the fair value of the asset below its cost. The examination of a significant or prolonged impairment depends on the circumstances at each balance sheet date. The examination considers historical volatility in fair value and the existence of a continuous decline in fair value. Where there is evidence of impairment, the cumulative loss is reclassified from other comprehensive income to profit or loss. In subsequent periods, reversal of impairment loss is recognized as other comprehensive income.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest (“swap”), currency forward contracts and Interest Rate Swaps (“IRS”) to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

After initial recognition, derivatives are measured at fair value. Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are carried to profit or loss.

At the inception of certain hedge transactions, the Group formally designated the hedge relationship in order to apply hedge accounting. The hedge effectiveness is assessed regularly at each reporting period. Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in profit or loss. Amounts recognized as other comprehensive income are reclassified to profit or loss when the hedged transaction affects profit or loss, or when a forecasted transaction or firm commitment is no longer expected to occur.

If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized as other comprehensive income remain in other comprehensive income until the forecasted transaction or the firm commitment occurs.

On settling hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2013, refer to Note 37d.

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

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability, that market participants act in their economic best interest.

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

Fair value measurement of a non-financial asset takes into account the ability of a market participant to generate economic benefits through making the highest and best use of the asset or by selling it to another market participant who will make the highest and best use of it.

The Group uses valuation techniques appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

Level 1:	Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

Level 2:	Data other than quoted prices included in level 1, which may be directly or indirectly observed.

Level 3:	Data not based on observable market information (valuation techniques not involving use of observable market data).

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 37b and c.

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

Upon the disposal of a subsidiary resulting in loss of control, the Company:

•	derecognizes the subsidiary’s assets (including goodwill) and liabilities;

•	derecognizes the carrying amount of non-controlling interests;

•	derecognizes the foreign currency translation reserves that were carried to equity;

•	recognizes the fair value of the consideration received;

•	recognizes any resulting difference (surplus or deficit) as gain or loss; and

•	reclassifies the components previously recognized in other comprehensive income in the same manner that would have been required had the Company directly realized the respective assets or liabilities.

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

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale, is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

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

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

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

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%
Buildings	2
Mechanical systems	6.67-8.33	(mainly 8.33%)
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, office furniture and office equipment	6-33

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

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management’s assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

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

Finance leases—the Group as lessee

Finance leases transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method. The leased asset is amortized over the shorter of its useful life or the lease period.

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

Finance leases—the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized as a financial asset, “Receivables with respect to finance lease”, at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

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

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 15.

2.	Investments in associates and joint ventures

After application of the equity method of accounting, the Group examines whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9c.

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

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group’s policy not to initiate dividend distributions that trigger additional tax liability. For the impact of the concentration Law on deferred taxes, refer to Note 2A.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

If the Group modifies the conditions on which equity-settled instruments are granted, the expense that is recognized is the same expense as if no modification occurred. Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

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

Short-term employee benefits are benefits that are expected to be settled in full within 12 month after the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

Revenues from sale of real estate and residential apartments

Revenues from sale of real estate and residential apartments are recognized when the principal risks and rewards of ownership have been passed to the buyer. Revenues are recognized when significant uncertainties regarding the collection of the consideration no longer exist, the related costs are known and there is no continuing managerial involvement with the real estate or residential apartment delivered. These criteria are usually met once a significant portion of construction has been completed, the residential apartment has been delivered to the buyer and the buyer has fully paid the consideration for the apartment. As for the land, the criteria are usually met once the possession in the land is transferred.

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

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Earnings per share

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

aa.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

bb.	Borrowing costs in respect of qualifying assets

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

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents borrowing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

cc.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

dd.	Disclosure of new IFRS’s in the period prior to their adoption

IFRS 10, Consolidated Financial Statements

The amendment to IFRS 10 that was published in October 2012 with regard to investment entities prescribes that investment entities are not required to consolidate the financial statements of their subsidiaries, but rather to measure the investment therein at fair value through profit or loss. The amendment also specifies a specific disclosure requirement for investment entities. The effective date of the amendment is January 1, 2014. In the Company’s opinion, the amendment is not expected to have an effect on the financial statements.

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7—Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. The Company examines the effect of the amendment on the financial statements.

Amendments to IAS 32, Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (the “IAS 32 Amendments”)

The IAS 32 Amendments clarify, inter alia, the meaning of the term “currently has a legally enforceable right of set-off.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The IAS 32 Amendments will be applied retroactively and are effective for annual periods beginning on or after January 1, 2014.

In the Company’s estimation, the IAS 32 Amendments are not expected to have a material effect on the financial statements.

IFRS 9, Financial Instruments

During 2013, the IASB published three stages of IFRS 9 that include the treatment for the classification and measurement of financial assets, derecognition, financial liabilities, and hedge accounting.

1.	Financial assets

The standard prescribes that, at the time of their initial recognition, all financial assets (including embedded instruments in which the host contract is a financial asset) will be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

a)	The asset is held within the framework of a business model whose objective is to hold the assets in order to collect the contractual cash flows arising therefrom.

b)	In accordance with the contractual terms of the financial asset, the entity is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal outstanding.

Notwithstanding the aforesaid, an entity may, at the time of the initial recognition, designate a debt instrument that meets the two aforementioned conditions as measured at fair value through profit or loss, if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an “accounting mismatch”) that would otherwise arise therefrom.

Financial assets that are equity instruments will be measured in subsequent periods at fair value, with value changes recognized in profit or loss or in other comprehensive income (loss), in accordance with the Company’s election with regard to each individual instrument (amounts recognized in other comprehensive income may not be transferred subsequently to profit or loss). In the case of equity instruments held for trading, these must be measured at fair value through profit or loss.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Derecognition and financial liabilities

Pursuant to the provisions of the amendments, the provisions of IAS 39 are to continue to apply with regard to derecognition and with regard to financial liabilities for which the fair value option has not been elected.

Pursuant to the amendments, the amount of the change in the fair value of the liability – that is attributable to changes in the credit risk – is to be carried to other comprehensive income. All the other changes in the fair value will be presented in profit or loss. If recognition in other comprehensive income of a change in the fair value of the liability, caused as a result of changes in the credit risk, would create an accounting mismatch in profit or loss, said change should also be recognized in profit or loss and not in other comprehensive income.

3.	Hedge accounting

According to the amendments hedge accounting may be implemented for risk components of both hedged financial items and also hedged non-financial items, insofar as they are separately identifiable and reliably measurable.

Hedge effectiveness is to be tested solely on a qualitative basis and the quantitative 80%-125% range test is to be canceled. The testing focuses on the attainment of the hedging goals and the economic relationship between the hedged item and the hedging instrument and the effect the credit risk has on the aforesaid relationship.

The time value of an option, the forward points of a forward contract and the foreign currency basis spread may be excluded from the designation of the financial instrument as being a hedging instrument and may be accounted for as hedging transaction costs. In other words, these amounts will be recognized as hedging transaction costs in other comprehensive income and will be amortized to profit or loss over the hedge period.

The IASB has not prescribed mandatory implementation dates for the three stages referred to above. Early adoption is permitted under certain conditions.

The Company is examining the possible effect of the standard (including all stages thereof), but is currently unable to assess its effect, if any, on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amendments to IAS 36, Impairment of Assets

In May 2013, the IASB published amendments to IAS 36, Impairment of Assets (the “Amendments”) dealing with disclosure requirements with regard to fair value less costs of disposal of assets. The Amendments include additional disclosure requirements regarding the recoverable amount and the fair value.

The Amendments are effective for annual periods beginning on or after January 1, 2014. The appropriate disclosures will be included in the financial statements of the Company upon the initial adoption of the Amendments.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21 (the “Clarification”) regarding levies that are imposed by a government through legislation. Pursuant to the Clarification, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Clarification will be effective for annual periods beginning on or after January 1, 2014. The Company examines whether, the Clarification is expected to have a material effect on the financial statements.

NOTE 2A:-	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets.

The Company analyzed the impact of the new legislation on the financial statements as of December 31, 2013, specifically the impact of deferred taxes in account of investees that are included in the Law initiation and concluded it is not material, as the temporary difference resulting from those investees is either not material or can be offset against carry-forward tax losses, that deferred taxes were not provided for, as applicable.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2013	2012
	NIS in millions
Cash in banks and on hand	476	794
Cash equivalents—short-term deposits	542	889

	1,018	1,683

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.42%).

c.	Deposits earn annual interest at the rate of 0.42%—1.73%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4a:-	SHORT-TERM DEPOSITS AND LOANS

a.	Composition

	December 31
	2013	2012
	NIS in millions
Loans:
Current maturities of long-term loans	57	170
Loans (1)	161	135

	218	305

Deposits:
Escrow designated for property acquisitions (2)	37	31
Restricted cash in banks (3)	152	156
Bank deposits (4)	45	28
Purchase contract deposits and others	52	18

	286	233

	504	538

(1)	Includes C$ 24.5 million (NIS 80 million) loans granted by FCR, secured by properties, bear an average annual interest rate of 9.5 % and payable in 2014. In addition, includes loans receivable from sale of apartments in FCR of C$ 24.8 million (NIS 81 million) that bear annual interest rate of 3%.
(2)	A non-interest bearing escrow which is designated for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S..

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:-	SHORT-TERM DEPOSITS AND LOANS (Cont.)

(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 118 million, bear an annual interest rate of 0.69%-0.93% and other restricted cash in FCR amounted to NIS 34 million.
(4)	Bank deposits bear an annual interest rate of up to 0.2% based on the respective term of the deposits.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2013	2012
	NIS in millions
Fair value through profit or loss securities
Shares	69	69
Debentures	22	—
Participation certificates in trust funds	—	18

	91	87

Securities available for sale (Note 11)	9	14

	100	101

NOTE 5:-	TRADE RECEIVABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Open accounts (1)	187	202
Checks receivable	11	16
Receivables for construction contracts (2)	633	526

	831	744

(1) Net of allowance for doubtful accounts (see e below)	46	45

(2) Receivables for construction contracts
Costs incurred plus recognized profits	4,394	5,355
Less - progress billings	3,761	4,829

	633	526

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	TRADE RECEIVABLES (Cont.)

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2013 and 2012, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting date, excluding amount due to civil construction works for an electric station project in the area of Ashkelon in relation to Dorad Energy Ltd. that is in legal process which the Group expect to collect.

e.	Movement in allowance for doubtful accounts:

	December 31
	2013	2012
	NIS in millions
At the beginning of the year	45	41
Charge for the year	26	22
Write down of accounts	(21)	(18)
Translation differences	(4)	*) —

At the end of the year	46	45

*)	Represents an amount of less than NIS 1 million.

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2013	2012
	NIS in millions
Government institutions *)	53	70
Prepaid expenses	89	74
Receivables from sale of real estate	17	—
Finance lease receivable	4	—
Employees	1	1
Interest receivable from joint ventures	30	—
Advances to suppliers	5	2
Co-owners in investees	13	15
Others	86	54

	298	216

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions
Israel	600	561	258	249
Canada **)	70	125	—	—
Others	33	26	1	8

Total	703	712	259	257

*)	As of the reporting date, NIS 21 million represents completed apartments.
**)	Advances are held in escrow and are not under the Group’s control. Relating to the advances, the Group received a mortgage loan outstanding in the amount of C$ 8.8 million (NIS 29 million) which bears an annual effective interest rate of 1%.

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions
Within 12 months	407	420	227	231
More than 12 months	296	292	32	26

	703	712	259	257

c.	Write down of inventory:

There was no inventory write down in 2013 (in 2012 the write down amounted to NIS 1 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

d.	Details on sale contracts signed by the Group (100%)

During 2013, the Group signed 126 sale contracts (108 sale contracts during 2012), with total consideration estimated at NIS 195 million (NIS 138 million during 2012).

In addition, until December 31, 2013, the Group signed 845 sale contracts on a cumulative basis, with total consideration estimated at NIS 1,010 million.

e.	As of December 31, 2013 and 2012 cost of inventory includes capitalized borrowing costs in the amount of NIS 10 million and NIS 7 million, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2013 and 2012 the non-current inventory balance totals NIS 23 million. For several of the land plots the Group has submitted applications to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

NOTE 8:-	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2013	2012
	NIS in millions
Investment property *)	548	1,438
Lands	63	44

	611	1,482

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR, that are not core properties in these entities.

b.	Liabilities attributed to held for sale assets primarily consist of mortgage loans payable.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including fair value adjustments)

	December 31
	2013	2012
	NIS in millions
Joint venture—ATR (see section c)	4,277	3,845
Other joint ventures	847	684
Associates	52	41

	5,176	4,570
Loans (1)	743	143

	5,919	4,713

(1)	Includes loans linked to the Israeli CPI at an amount of NIS 175 million that bear interest rates of 4.1%-8.5%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 119 million (NIS 568 million) of which € 105 million bears a fixed annual interest rate of 6% and mature on January 2023. The remaining loans bear a variable annual interest rate of 1.4% and mature on May 2016.

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2013	2012	2011
	NIS in millions
Net income—ATR (see section c)	127	159	214
Net income (other than ATR)	33	87	79
Other comprehensive income	(26)	10	31

Comprehensive income	134	256	324

Associates

	Year ended December 31
	2013	2012	2011
	NIS in millions
Net income	1	53	41
Other comprehensive income	1	—	—

Comprehensive income	2	53	41

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Additional information regarding investees:

c.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2013, the Company owns 39.8% interest in ATR’s share capital and voting rights (39.6% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2013, the market price of ATR share was € 4.18 and ATR has approximately 374.9 million shares outstanding.

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2013, about 52.1 million shares of ATR, representing 13.9% of the share capital and voting rights of ATR, see also Note 26a(3).

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2013	2012
	NIS in millions
Cash and cash equivalents	1,431	930
Other current assets (excluding cash and cash equivalents)	238	307
Non-current assets *)	14,288	13,833
Current financial liabilities	(26)	(369)
Other current liabilities	(394)	(323)
Non-current liabilities *)	(4,729)	(3,178)

Net assets	10,808	11,200

*)	Including fair value adjustments upon acquisition (see section 3 below).

Summarized statements of the comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,345	1,324	1,198
Finance expenses, net	206	118	251
Taxes on income	71	99	132
Net income *)	365	475	689
Other comprehensive income (loss)	(34)	(41)	2

Total comprehensive income	331	434	691

Dividends received from ATR	139	107	79

*) Includes fair value adjustment amortization	(1)	5	23

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2013	2012
	NIS in millions
Net assets (see above)	10,808	11,200
Non-controlling interests in ATR’s financial statements	(17)	(9)
Fair value adjustments upon acquisition	34	29

Adjusted net assets	10,825	11,220
Interest in ATR	39.8%	34.5%

Share in ATR’s net assets	4,311	3,874
Fair value adjustments upon acquisition	(34)	(29)

Carrying amount in the financial statements	4,277	3,845

Market value of the investment in ATR shares	2,985	2,823

4.	The outstanding share options of ATR as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of options (in thousands)
Options to employees and officers (2009-2013 plans)	€ 4.03	2014-2023	6,769

*)	As of December 31, 2013, 2,360 thousand share options are fully vested; These options includes 327 thousands share options granted to the Chairman of the Board, see Note 38e.

ATR operates a share plan for directors, as a substitute for cash compensation, at the directors’ discretion. As of the reporting date, 45 thousand shares were granted under the plan.

5.	Additional information about the investment in ATR:

ATR is a property real estate investment company focused on the acquisition, management and development of supermarket-anchored shopping centers in countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia and Slovakia. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2013 amounted to € 2,356 million (NIS 11.3 billion) and € 584 million (NIS 2.8 billion) of investment property under development and lands. The average yield implied in the valuations of ATR’s properties as of December 31, 2013 and 2012 was 8.2% and 8.4%, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

During 2013 the Company purchased approximately 20.4 million ATR shares from an investor forming part of the consortium managed by CPI in consideration for € 87.8 million (NIS 417 million) in an off-market transaction. As a result of the transaction, the Company’s interest in ATR increased from 34.4% to 39.9% and the Company recognized a gain from bargain purchase at an amount of € 36.5 million (NIS 173 million) presented in other income line item.

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

The Company is attaching the financial statements of ATR which are prepared according to IFRS as published by IASB. The presentation currency of ATR’s financial statements is Euro (as of the reporting date the Euro exchange rate was NIS 4.7819).

In light of the gap between the market value of the investment in ATR and its value in the financial statements, as presented in section 1 above, the Company engaged an independent appraiser to examine the recoverable amount of the investment in ATR, which had been calculated on the basis of the value in use in accordance with IAS 36. The value in use of the investment in ATR was calculated on the basis of ATR’s equity with various adjustments, such as deduction for of corporate costs, adjustment of deferred taxes and finance liabilities to fair value and others. Pursuant to the aforesaid examination it was determined that, there has been no impairment of the investment in ATR.

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2013, the Company owns a 45.2% interest in EQY’s share capital and a 44.8% interest in EQY’s voting rights (40.1% on a fully diluted basis including the convertible units granted to LIH, see 6 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2013 the market price of EQY’s share was U.S.$ 22.44 and EQY has approximately 117.6 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position –

	December 31
	2013	2012
	NIS in millions
Current assets	269	718
Non-current assets *)	14,078	14,291
Current liabilities	(263)	(387)
Non-current liabilities *)	(5,492)	(6,243)

Net assets	8,592	8,379

Allocated to:
Equity holders of the Company	3,413	3,306
Non-controlling interests	5,179	5,073

	8,592	8,379

*)	Includes goodwill and adjustment for deferred tax liability.

Summarized statements of comprehensive income –

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,210	1,261	1,236
Net income *)	1,075	748	507

Other comprehensive income (loss)	37	(25)	1

Total comprehensive income	1,112	723	508

Allocated to:
Equity holders of the Company	505	321	203
Non-controlling interest	607	402	305

	1,112	723	508

Dividends paid to non-controlling interests	246	251	232

*)	Includes adjustments for deferred tax expenses, see Note 25b.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flows statements -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	484	589	392
Cash flows from investing activities	440	(1,249)	(93)
Cash flows from financing activities	(930)	721	(392)

Increase (decrease) in cash and cash equivalents	(6)	61	(93)

3.	Share options of EQY outstanding as of December 31, 2013

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands*)
Options to employees and officers	$21.53	2014-2023	2,985

*)	Includes all the share options granted to employees and officers, including 159 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (including to the Chairman of the Board and the Executive Vice Chairman of the Board, see Note 38e). As of the reporting date, the share capital of EQY includes 857 thousand restricted shares (“units”) that are unvested. These units bear voting rights and are entitled to receive dividends. In addition, EQY issued 800 thousand restricted shares to EQY executives subject to performance vesting conditions, that do not bear voting rights and rights to receive dividends and their vesting date will be on December 31, 2014.

5.	As a result of the arrangement with Gazit America Inc. (“GAA”) and FCR (see section e6 below), the Company’s interest in EQY increased from 43.3% to 46.7%.

6.	In 2011 EQY completed the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Intu Properties Plc, formerly known as Capital Shopping Centers Group Plc. Under the agreement provision, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

The Units do not confer voting rights in EQY but do participate in dividend distributions. The Group and LIH have entered into a shareholders’ agreement in connection with the aforesaid Units, whereby the Group will support the appointment of one director chosen by LIH, while LIH will support the appointment of the rest of the directors by the Group, subject to the fulfillment of certain conditions; said agreement also prescribes rules for the transferability of shares between the parties (a first offer right and a tag along right).

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2013, the Company owns 45.2% interest in FCR’s share capital and voting rights ( 41.2% on a fully diluted basis). FCR’s shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2013 the market price of FCR’s share was C$ 17.71 and FCR has approximately 208.4 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions
Current assets	1,111	1,811
Non-current assets *)	23,723	25,491
Current liabilities	(2,009)	(1,854)
Non-current liabilities	(11,940)	(13,193)

Net assets	10,885	12,255

Allocated to:
Equity holders of the company	4,899	5,544
Non-controlling interests	5,986	6,711

	10,885	12,255

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	2,319	2,237	1,893
Net income	756	1,517	1,818

Other comprehensive income (loss)	13	(7)	16

Total comprehensive income	769	1,510	1,834

Allocated to:
Equity holders of the Company	349	727	909
Non-controlling interests	420	783	925

	769	1,510	1,834

Dividends paid to non-controlling interests	335	320	249

Summarized statements of cash flows -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	728	706	614
Cash flows from investing activities	(1,188)	(1,721)	(1,815)
Cash flows from financing activities	253	1,275	1,097

Increase (decrease) in cash and cash equivalents	(207)	260	(104)

3.	FCR’s share options outstanding as of December 31, 2013

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	$16.37	2014-2023	5,968
Share options (see 6 below)

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38e). These options are exercisable to 2,025 thousand shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, 622 thousand units are available to be granted (regarding units that were granted to related parties, see Notes 38e). As of the reporting date, 679 thousand share units that were granted are outstanding unvested.

5.	In August 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant was exercisable for a period of one year into one FCR’s common share at an exercise price of C$ 19.75 per share and expired in August 2013.

6.	In August 2012, the Company completed a plan of arrangement with GAA a traded subsidiary in Toronto stock exchange, and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties in Canada and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA. Following the arrangement GAA was delisted and became a private company. As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%. The Group recognized a decreased in equity at amount of C$ 18 million ( NIS 70 million) which was carried to capital reserve from transactions with non- controlling interests.

7.	In September 2012, FCR issued to the public in Canada 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). The Warrants were exercisable through one year at an exercise price of C$ 19.75 per share and expired in August 2013.

As a result of those offerings, the Company’s interest in FCR decreased from 49.9% to 45.6% (including the GAA arrangement impact) and the Group recognized an increase in equity at an amount of C$ 24.1 million (NIS 93 million), which was carried to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2013, the Company owns 49.3% interest in CTY’s share capital and voting rights. CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2013 the market price of CTY share was € 2.56 and CTY has 441.3 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized financial information of CTY

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions
Current assets	367	398
Non-current assets *)	13,866	13,476
Current liabilities	(1,108)	(1,032)
Non-current liabilities	(6,709)	(7,622)

Net assets	6,416	5,220

Allocated to:
Equity holders of the company	3,037	2,423
Non-controlling interests	3,379	2,797

	6,416	5,220

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Revenues	1,193	1,185	1,081
Net income	481	436	*) 67

Other comprehensive income (loss)	160	(54)	(131)

Total comprehensive income (loss)	641	382	(64)

Allocated to:
Equity holders of the Company	316	184	(50)
Non-controlling interests	325	198	(14)

	641	382	(64)

Dividends paid to non-controlling interests	116	107	89

*)	Includes goodwill impairment.

Summarized cash flow statements -

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities	272	305	329
Cash flows from investing activities	(808)	(520)	(1,011)
Cash flows from financing activities	477	11	1,038
Exchange differences on balances of cash and cash equivalents	(3)	4	3

Increase (decrease) in cash and cash equivalents	(62)	(200)	359

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	The share options of CTY outstanding as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of exercisable shares in thousands
Options to plan employees and officers (2011 plan)	€2.69	2018	7,418

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, 3,310 share options that are exercisable into 3,894 shares are not vested.

4.	During 2013, the Company purchased an additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 7 million.

5.	In March 2013 CTY issued to its shareholders by way of a rights issuance 114.4 million shares, which represented 35% of CTY’s total share capital and voting rights, in gross consideration for € 200 million (NIS 962 million).

The Company purchased as part of the rights issuance approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

6.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of a shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through an equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 year loan of € 265 million (NIS 1.2 billion) and with equity.

g.	Investment in U. Dori Ltd. (“Dori Group”)

Dori Group, a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 59.7% interest in the shares of U. Dori construction Ltd. (“Dori Construction”) a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 11.25% of Dorad Energy Ltd. that builds a private power station for the production of electricity.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

As of December 31, 2013, Gazit Pituach holds 73.9% of the share capital of Dori Group (which carrying amount in its financial statements amounts to NIS 161 million) and consolidates Dori Group in its financial statements. The Company’s share of Gazit Pituach’s ownership of Dori Group is 61.0%. The market price of Dori Group share as of the reporting date was NIS 1.98. The number of Dori Group’s shares outstanding as of the reporting date is 135.5 million.

h.	Investment in RSC (a jointly controlled entity)

As part of the Company’s investments in the senior housing facilities sector in the United States, the Company indirectly held a joint venture that was accounted for using the equity method (60%) in the property company and (50%) in the joint venture that managed them).

In August 2012, RSC sold 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million. As a result of the sale, the Company recognized a pre-tax gain of NIS 63 million that was recorded in the company’s share in earnings of equity accounted investees. In addition, the Company reclassified NIS 102 million from fixed assets revaluation reserve net of tax, to retained earnings.

As of December 2012, the balance of the Company’s investments in these companies amounted to NIS 57 million. In April 2013, the Company sold its remaining interest in RSC activity to its partner, which included 50% interest in a senior housing facility and 60% interest in land, in consideration for U.S.$ 15 million (NIS 54 million). Following this sale, the Company has no activity in senior housing facilities in the United States.

i.	Supplementary information for operational subsidiaries owned by the Company:

December 31, 2013	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	703	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd. *)	Israel	82.5	620	1,741
Gazit Brazil Ltd.	Brazil	100	435	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

December 31, 2012	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	834	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd.	Israel	75	413	1,936
Gazit Brazil Ltd.	Brazil	100	376	130

*)	In August 2013, Gazit Development issued 6.5 million warrants for no consideration, by way of a rights issuance. Each warrant is exercisable up to three years from the issuance date into one share of Gazit Development, at an exercise price of NIS 44.01, which bears interest at an annual rate of 6.7% and is linked to the Israeli Consumer Price Index. At the issuance date, the Company exercised all warrants issued to it in consideration for NIS 214 million, settled as a decrease in the loans granted by the Company to Gazit Development.

Following the rights issuance and the warrants exercise by the Company, the interest in Gazit Development increased from 75% to approximately 82.5% (75% on fully diluted basis). There was no material impact on the Company’s shareholders’ equity.

j.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

k.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Loan held to maturity (1) (2)	268	600
Loans to co-owners in development projects (3)	225	74
Finance lease receivable	81	—
Tenants	5	8
Other non-current deposits (4) (5)	50	120
Governmental institutions	79	79
Others	8	2

	716	883
Less—current maturities	57	170

	659	713

(1)	A loan that was granted by EQY with original principal balance of U.S.$ 95.0 million (NIS 330 million) which as of the reporting date the outstanding balance is NIS 189 million. The loan is secured by retail property, an apartment building and an assisted living facility (“the asset”). The loan bore annual interest of 5.0%, and matured on January 15, 2014. The loan was granted by EQY as a bridge loan as part of an agreement to purchase the asset by EQY in consideration for U.S.$ 140 million that was complete in January 2014, at that date the loan was repaid and the rights in the assets were granted to EQY.
(2)	A C$ 17 million bond (NIS 57 million) held to maturity is used as collateral to a loan assigned to FCR as part of a property acquisition. The Bond bears effective interest rate of 1.25% and matures in November 2014.
(3)	Loans and mortgages amounted to C$ 68 million (NIS 222 million) provided by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual interest rate of 6.3% and are secured by the partners’ rights in the properties.
(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 17 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(3)).
(5)	Includes deposits of approximately NIS 22 million in favor of mortgage providers, in order to ensure performance of renovations and payment of property taxes on the mortgaged properties, in order to maintain their value. The deposits bear an annual interest rate of 0.2%-0.3%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

b.	Maturity dates

	December 31
	2013	2012
	NIS in millions
Year 1 – current maturities	57	170
Year 1 – used for asset acquisition	214	—
Year 2	91	484
Year 3	53	40
Year 4	106	21
Year 5	3	97
Year 6 and thereafter	189	15
Undetermined	3	56

	716	883

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2013	2012
	NIS in millions
Securities traded in Europe	120	—
Shares traded in the U.S. and Canada	9	14
Participating units in private equity funds (1) (2)	315	339

	444	353

Classified within current assets	9	14
Classified within non-current assets	435	339

	444	353

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS (Cont.)

(1)	In August 2007, the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2013, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 51 million). As of December 31, 2013 approximately U.S.$ 13.3 million (NIS 50 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2013, the Fund has investment agreements for 13 projects with a total investment of U.S.$ 527 million and as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 303 million and NIS 318 million as of December 31, 2013 and 2012, respectively. The exposure of the investment’s fair value to market inputs results from the currency exchange of Indian Rupi and U.S. dollar. An increase of 5% in the exchange rate will decrease the investment fair value in NIS 15 million, and vice versa.

(2)	A wholly-owned U.S. subsidiary of the Company invested in three American investment funds a total of approximately U.S.$ 3.6 million (NIS 14 million). As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 0.9 million (NIS 3 million).

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2013	2012
	NIS in millions
Balance as of January 1	55,465	51,014
Acquisitions and capital expenditures	2,605	5,037
Transfer from investment property under development, net	367	375
Dispositions	(410)	(1,428)
Transfer to assets classified as held for sale	(857)	(927)
Transfer to fixed assets	—	(22)
Valuation gains, net	967	1,736
Foreign exchange differences	(4,828)	(320)

Balance as of December 31	53,309	55,465

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers (49% as of December 31, 2013 and 60% during 2013—in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued as well as by the Company’s management and internal professional appraisers. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation in the territories in which the Group operates. The valuations are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2013, there were no transfers of investment property from level 3 and to level 3.

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
Average cap rates	%
December 31, 2013	6.5	5.9	6.3	7.5
December 31, 2012	6.8	6.0	6.3	7.5

Monthly average market rent per square meters (including fees)	U.S.$	C$	EUR	NIS
December 31, 2013	17.8	—	24.5	130.0
December 31, 2012	15.6	—	24.3	128.0

The valuation of the Group’s investment properties in Canada is mainly through the income method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above.

Market rent includes management fees, excluding the U.S.$ information, in which it is customary to refer to base rent as the relevant market input.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
December 31, 2013	NIS in millions
Increase of 25 basis points in capitalization rate	(535)	(888)	(511)	(74)
Decrease of 25 basis point in capitalization rate	576	967	551	79
Increase of 5% in net operating rental income (NOI)	756	1,182	688	114
Increase of 5% in average market rent	907	—	937	130

d.	Ownership rights

As of December 31, 2013, ownership rights of the properties (excluding in Israel) are registered under the name of the investees, in accordance with the registration regulations in their respective countries of residence, except for 15 properties with aggregate fair value of NIS 2.3 billion held under an operating lease (2012 - 14 properties valued at NIS 3.1 billion) and five properties with aggregate fair value of NIS 1.2 billion held under a finance lease (2012 - 6 properties valued at NIS 1.4 billion).

Israeli subsidiaries hold five properties under capitalized land leases from the Israel Lands Administration with aggregate fair value of NIS 840 million (2012 - five leased properties with a value of NIS 806 million). The leases expire between 2043 and 2058. The Group has an extension option for additional 49 years with respect to three of these properties.

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2013	2012
	NIS in millions
Balance as of January 1	2,806	2,198
Acquisitions and development costs	582	880
Transfers to investment property, net	(367)	(375)
Transfers to assets classified as held for sale	(100)	(8)
Dispositions	(107)	(22)
Valuation gains (losses), net	(34)	177
Foreign exchange differences	(301)	(44)

Balance as of December 31	2,479	2,806

Composition:
Land for future development	968	1,032
Investment property under development	1,511	1,774

	2,479	2,806

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, excluding properties at an amount of NIS 209 million that are measured at Cost basis. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Lands for future development are measured at fair value, using primarily the Comparative Method (88% in fair value terms), i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

When using the Comparative Method the Group and the external appraisers rely on market prices, applying necessary adjustments, to the extent that such information is available. However, when such information is not available, the Group uses valuation techniques (mainly the Residual method) based on current market yields to which necessary adjustments are applied.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2013 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2013, the fair value of approximately 39% of the investment property under development and lands has been assessed by independent external appraisers (approximately 45% during 2013), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

c.	During 2013, the Group capitalized to property under development borrowing costs amounting to NIS 95 million (in 2012 - NIS 117 million) and direct incremental costs, including payroll expenses, amounting to NIS 21 million (in 2012 - NIS 25 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by either Comparative Method or carried at Cost (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2013	NIS in millions
Increase of 5% in estimated project cost to complete	(7)	(2)	(9)	(1)
Increase of 5% in estimated net operating rental income (NOI)	6	29	15	—
Increase of 25 basis points in the capitalization rate	(5)	(26)	(11)	—
Decrease of 25 basis points in the capitalization rate	6	28	12	—

e.	As of December 31, 2013, Israeli resident subsidiaries own three land plots (2012-three land plots) under capitalized leases with a total value of NIS 82 million (2012 - NIS 84 million) for periods of 49-98 years which expire between 2048-2107, with an extension option with respect to two land plots. Foreign subsidiaries hold four land plots under leasehold (2012 – three land plots) in aggregate value of NIS 177 million (2012 – NIS 57 million).

f.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-	FIXED ASSETS, NET

Fixed assets include mainly office buildings partly in use by the Group, which are not defined as investment property, construction equipment and others.

a.	Movement

	December 31
	2013	2012
	NIS in millions
Cost:
Balance as of January 1	430	368
Acquisitions	50	49
Transfers to investment property, net	—	22
Disposals	(77)	(5)
Foreign exchange differences	(19)	(4)

Balance as of December 31	384	430

Accumulated depreciation:
Balance as of January 1	243	211
Depreciation	34	34
Disposals	(44)	(1)
Foreign exchange differences	(9)	(1)

Balance as of December 31	224	243

Depreciated cost as of December 31	160	187

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other	Total
	NIS in millions
Cost:
Balance as of January 1, 2012	283	15	80	8	386
Additions	—	—	—	3	3
Foreign exchange differences	1	—	—	*) —	1

Balance as of December 31, 2012	284	15	80	11	390
Additions	—	—	—	4	4
Write off	(21)	—	(80)	—	(101)
Foreign exchange differences	(21)	—	—	(2)	(23)

Balance as of December 31, 2013	242	15	—	13	270

Accumulated amortization and impairment losses:
Balance as of January 1, 2012	182	1	32	2	217
Amortization	—	1	48	5	54
Foreign Exchange differences	2	—	—	*) —	2

Balance as of December 31, 2012	184	2	80	7	273
Amortization	—	2	—	2	4
Write off	(21)	—	(80)	—	(101)
Foreign Exchange differences	(11)	—	—	(1)	(12)

Balance as of December 31, 2013	152	4	—	8	164

Net carrying amount
As of December 31, 2013	90	11	—	5	106

As of December 31, 2012	100	13	—	4	117

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests, and through the Group’s participation in share offerings, in transactions occurring before December 31, 2009 in EQY and FCR and also due to the acquisition of CapCo by EQY (refer to Note 9d(6)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY including CapCo, the recoverable amount is determined based on the market price of the shares.

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2013	47	5	38	90

December 31, 2012	51	5	44	100

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life. The amortization is attributed to the general and administration expenses.
(3)	An Order Backlog which was recognized for projects of Dori Group that were performed during 2011 and 2012, reflected their economic value as of the acquisition date of Dori Group, and was fully amortized on a straight line basis through December 31, 2012. The amortization was attributed to the cost of construction works performed.

NOTE 16:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
	Denomination	*) 2013	2013	2012
		%	NIS in millions
Credit from banks:	CPI Linked NIS	4.4	85	59
	Unlinked NIS *)	3.9	79	42
	U.S. $ *)	—	3	28
Credit from financial institutions and others:	€ *)	0.8	4	160
	C$	1.2	86	62

Total short-term credit			257	351

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2013	2012
	Note	NIS in millions
Current maturities of debentures	20	839	827
Current maturities of convertible debentures	21	—	193
Current maturities of non-current liabilities	22	2,075	1,362

		2,914	2,382

NOTE 18:-	TRADE PAYABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Open accounts and accrued expenses	786	844
Checks payable	150	70

	936	914

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2013	2012
	NIS in millions
Interest payable	405	370
Government institutions	84	100
Deferred income and deposits from tenants	166	183
Employees	59	63
Dividend payable to non-controlling interests	77	87
Payables for real estate transactions	149	102
Warranty provision	17	20
Commitment to purchase marketable securities	26	62
Accrued expenses	98	91
Other payables	172	178

	1,253	1,256

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
	Item	Denomination	NIS in millions	%	%	NIS in millions
Debentures (series A)		U.S.$	219	6.50	6.18	158	212
Debentures (series B)		€ **)	170	2.39	2.50	149	153
Debentures (series C) *)		Israeli CPI	894	4.95	4.88	1,115	1,251
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,466	2,421
Debentures (series E) *)		NIS**)	556	1.58	2.08	545	543
Debentures (series F) *)		NIS	570	6.40	6.73	565	847
Debentures (series I) *)		Israeli CPI	1,223	5.30	5.58	1,444	1,668
Debentures (series J)		Israeli CPI	735	6.50	5.76	861	850
Debentures (series K)*)	b1	Israeli CPI	2,653	5.35	4.35	2,961	1,716
Debentures (Series L) *)	b2	Israeli CPI	451	4.00	4.14	446	—
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	33	4.57	4.98	40	59
EQY debentures		U.S.$	2,537	5.02	5.07	2,522	2,707
FCR debentures	c	C$	6,120	4.86	5.00	6,079	5,508
CTY debentures	d		€3,163	4.05	4.07	3,137	931
Dori Group debentures		NIS **)	100	5.73	6.57	100	100
Dori Group debentures	e1	Israeli CPI	358	7.27	5.81	389	361
Dori Construction debentures	e2	Israeli CPI	90	4.50	4.13	93	—

						23,070	19,327
Less - current maturities of debentures						839	827

						22,231	18,500

*)	As for cross- currency swap transactions entered in respect of part of the debentures, see Note 37d.
**)	Floating interest.

Maturity dates

	December 31, 2013
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	33	350	282	545	—	—	1,210
NIS linked to Israeli CPI	283	680	668	243	1,453	6,488	9,815
U.S.$	39	413	405	797	—	1,026	2,680
C$	326	408	—	816	490	4,039	6,079
	€158	50	50	660	—	2,368	3,286

	839	1,901	1,405	3,061	1,943	13,921	23,070

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	In the months June and December of 2013, the Company issued to the public NIS 1,038 million par value unsecured debentures (series K), by way of an expansion of a listed series for net consideration of NIS 1,227 million.

The parent company purchased, as part of the issuance, NIS 85 million par value unsecured debentures (series K) for consideration of NIS 101 million.

As part of the issuance of the debentures (series K), the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. As of the reporting rate, the Company is in compliance with the above covenants.

2.	On October 26, 2013 the Company completed by way of a shelf prospectus, the initial issuance of NIS 451 million par value unsecured debentures (series L) for net consideration of NIS 446 million. The debentures are linked to an increase in the Israeli CPI, bear an annual fixed interest rate of 4%, are payable every June 30 and December 31 and mature as follows: On June 30, 2023 10% of the principle will mature, on June 30, of each year 2024 and 2025 15% of the principle will mature, and on June 30 of each year 2026 and 2027 30% of the principle will mature.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintain minimum shareholders equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

The parent company purchased, as part of the issuance, NIS 54 million par value unsecured debentures (series L) for consideration of NIS 54 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

3.	On May 13, 2013, S&P Maalot upgraded the Company’s credit rating for all the series of outstanding debentures to ilAA- from ilA+, with a stable outlook. All series of outstanding corporate debentures are rated Aa3 by Midroog, with a stable outlook

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

c.	FCR debentures

1.	In August 2013, FCR issued to the public in Canada C$ 50 million par value (NIS 172 million) unsecured debentures (series O), by way of an expansion of a listed series. The debentures bear an annual interest rate of 4.43% and are payable in one instalment on January 31, 2022.

2.	In May 2013, FCR issued to the public in Canada C$ 300 million par value (NIS 1,053 million) unsecured debentures (series Q) by way of an expansion of a listed series. The debentures bear an annual interest rate of 3.90% and are payable in one instalment on October 30, 2023.

3.	In January 2013, FCR issued to the public in Canada C$ 100 million par value (NIS 359 million) unsecured debentures (series P), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 3.95% and are payable in one installment on December 5, 2022.

d.	CTY debentures

1.	In June 2013, CTY issued to the public € 500 million par value (NIS 2,360 million) unsecured debentures that bear an annual interest rate of 3.75% and mature on June 24, 2020.

Within the framework of the debenture offering, CTY committed to maintain a ratio of debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the Reporting Date, CTY is in compliance with these covenants.

CTY used the net proceeds of the offering, inter alia, to early redeem bank loans and unwind hedging transactions that hedged interest rate risks. As a result, the Group reclassified € 24.9 million (NIS 118 million) from other comprehensive income to finance expense as part of net income.

2.	In May 2013, S&P initially assigned CTY’s long-term credit rating to investment grade level of BBB- with a stable outlook.

In May 2013, Moody’s initially assigned CTY’s long-term credit rating to investment grade level of Baa3, with a stable outlook.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

e.	Dori Group debentures

1.	In October 2013, Dori Group made an offering of NIS 78 million par value of debentures (series G). These debentures are CPI-linked and bear annual interest at a rate of 2.9%. Principal payments are due as follows: four equal yearly payments of 10% of the principal on September 30 of the years 2016-2019 (inclusive) and two equal yearly payments of 30% of the principal on September 30 of the years 2020-2021 (inclusive). Within the framework of the debenture offering, Dori Group committed to comply with the following covenants: equity of not less than NIS 200 million in the three preceding quarters and a ratio of financial debt to CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed.

2.	In April 2013, Dori Construction made an offering of NIS 82 million par value of debentures (series A). These debentures are CPI-linked and bear annual interest at a rate of 4.5%. Principal payments are due in eight equal yearly payments on March 31 of the years 2014-2021 (inclusive). Within the framework of the debenture offering, Dori Construction committed to comply with the following covenants: the ratio of net financial debt to EBITDA is not to exceed 8, with the provision that equity is not to fall below NIS 100 million; and the ratio of equity to total assets is not to be less than 12%, with the provision that equity is not to fall below NIS 120 million. Moreover, Dori Construction committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series A), other than under the circumstances specified in the trust deed.

As of the Reporting Date, Dori Group and Dori Construction are in compliance with the aforesaid covenants.

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
	Item	Denomination	NIS in millions	%	%	NIS in millions
FCR (series C,D,E,F,G,H,I,J)	c	C$	1,283	*) 5.08	*) 6.35	1,221	1,197
CTY (series 2006)			€—			—	193

						1,221	1,390
Less—current maturities						—	193

						1,221	1,197

*)	Weighted average interest rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES (Cont.)

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2013:

Issue date/series	Denomination	Nominal interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
		%		C$	C$ millions
2009 D	C$	5.70	6.88	18.75	42.9	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.07	23.77	57.5	2019
2011 G	C$	5.25	6.66	23.25	50.0	2018
2012 H	C$	4.95	6.51	23.75	75.0	2017
2012 I	C$	4.75	6.19	26.75-27.75	52.5	2019
2013J	C$	4.45	5.34	26.75-27.75	57.5	2020

					392.9

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR’s Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

According to FCR’s policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures will be in FCR shares.

During 2013, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR, according to its aforementioned policy.

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2013
Banks	328	48	4,547	4,311	3,329	1,387	42	13,992
Other financial institutions	—	—	—	266	509	—	—	775

	328	48	4,547	4,577	3,838	1,387	42	14,767
Net of current maturities	18	4	830	427	745	50	1	2,075

	310	44	3,717	4,150	3,093	1,337	41	12,692

December 31, 2012
Total	346	222	6,428	5,485	5,419	2,851	44	20,795

Net of current maturities	328	222	5,574	5,276	5,267	2,723	43	19,433

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

The composition of classification of loans by fixed or variable interest rate:

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2013
Fixed interest rate	328	7	4,291	2,775	511	61	—	7,973

Weighted average effective interest rate (%)	3.2	4.0	4.9	5.8	5.5	3.9	—

Variable interest rate	—	41	256	1,802	3,327	1,326	42	6,794

Weighted average effective interest rate (%)	—	4.0	3.0	2.6	1.9	2.8	1.9

b.	Maturity dates

	In NIS - linked to CPI	In NIS - non- linked	In C$	In US $	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2013
Year 1 - current maturities	18	4	830	427	745	50	1	2,075

Year 2	310	44	808	639	292	11	1	2,105
Year 3	—	—	743	1,094	176	888	40	2,941
Year 4	—	—	338	277	625	—	—	1,240
Year 5	—	—	458	318	1,523	438	—	2,737
Year 6 and thereafter	—	—	1,370	1,822	477	—	—	3,669

	310	44	3,717	4,150	3,093	1,337	41	12,692

	328	48	4,547	4,577	3,838	1,387	42	14,767

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net financial debt to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net financial debt to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	Ratio of CTY’s equity (including equity loans, but excluding minority interests, the fair value of derivatives and the tax effect thereof) to CTY’s total assets shall not be less than 30%.

j)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

k)	Ratio of CTY shares used as collateral shall not be less than 30% from CTY’s share capital.

l)	The percentage of FCR’s shares pledged due to relevant credit terms will be no less than 26% of FCR’s share capital (20% on diluted basis) and, if there is another holder of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital.

m)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

n)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

o)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

p)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

q)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 28% of EQY’s share capital on a fully diluted basis (or 20% if a portion of the credit facility will be repaid), and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

r)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

s)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

t)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

u)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

v)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

2.	EQY

a)	Ratio of total liabilities to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to value of total assets shall not exceed 40%.

c)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

d)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.50.

e)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.85.

f)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets shall not exceed 35%.

g)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

h)	Tangible net worth shall not be less than approximately U.S.$ 1.5 billion plus 75% of the proceeds received from issuances of equity after September 2011.

i)	Total development and redevelopment budgeted costs shall be less than 20% of the total assets value.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Average equity in last four quarters shall not be less than approximately C$ 1.4 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Ratio of secured debt to total assets shall not exceed 40%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	The ratio of secured debt outstanding to total debt shall not exceed 7.5%.

d)	Change of control in CTY, as defined in the financing agreement.

5.	Gazit Development

Shareholders’ equity shall not be less than NIS 180 million linked to the Israeli CPI and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral.

6.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements; ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at the Dori Group and Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction’s capital of no more than 70% (after the reporting date the ratio was updated to 130%); a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%; The financing bank’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; an undertaking not to create a charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders’ loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

7.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, service of certain officers etc.

As of December 31, 2013, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

NOTE 23:-	OTHER LIABILITIES

a.	Composition

	December 31
	2013	2012
	NIS in millions
Tenants’ security deposits (1)	41	46
Leasing liabilities for investment properties	91	90
Put option to acquire additional rights in joint ventures	3	84
Deferred purchase price of investment property	—	75
Employee benefit liabilities, net (Note 24)	7	7
Other liabilities	56	51

	198	353

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar, the Canadian dollar or the Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

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

a.	Tax laws applicable to the Group in Israel

Income Tax (Inflationary Adjustments) Law, 1985

In accordance with the law, up until the end of the tax year 2007, the results for tax purposes in Israel are adjusted for changes in the Israeli CPI.

In February 2008, the Israeli Parliament passed an amendment to the Inflationary Adjustments Law, which limits the application of the law from the year 2008 and thereafter. From 2008 onwards, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the periods proceeding December 31, 2007.

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (25% in 2013) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group’s foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 24% for 2011 and 25% for 2012 and 2013. On July 30, 2013, the Knesset (Israeli Parliament) approved the economic plan for 2013-2014 (the Budget Law), in order to primarily enhance the collection of taxes in those years among other fiscal changes.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5% starting from January 1, 2014 and the taxation of revaluation gains which is subject to future regulation. As of the reporting date the above mentioned regulation had not been instated.

The deferred tax balances included in the financial statements as of December 31, 2013 are calculated according to the tax rates in effect at the reporting date, and take into account the effects which could result from changes in the law.

An entity is liable to tax on a real capital gain at the corporate tax rate applicable in the year of the sale.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY’s tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company’s management’s knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date - 45.2%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

The remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

d.	Taxation in Finland

The corporate tax rate in Finland in 2013 is 24.5%. In 2014 the tax rate decreased to 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

e.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

f.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands. Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

g.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties.

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

.i	Finalized tax assessments

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2009.

In September 2013, the Company and the Israel Tax Authority (ITA) entered into an income tax assessments agreement for the years 2004-2011. As part of the assessments agreement, the Company paid NIS 29 million (including interest and CPI adjustment) and the balances of the Company’s tax losses and credits as of December 31, 2011 were also updated, various costs of the Company’s investments in subsidiaries were revised.

As a result of the agreement, the balances of the Company’s losses as of December 31, 2011 consisted of a balance of NIS 262 million with respect to capital losses carried forward to 2012 and a balance of NIS 395 million with respect of losses under Section 29(1) of the Israeli Income Tax Ordinance carried forward to 2012.

j.	Subsidiaries disputed tax assessments

On August 5, 2012, an indirectly-owned subsidiary was issued tax orders for the years 2006-2010. According to the tax orders, the ITA disallowed the deduction of expenses in a total amount of approximately NIS 90 million for the years under the assessments, inter alia, with respect to finance expenses as well as other expenses. The subsidiary has lodged an appeal against these tax orders with the District Court. On February 21, 2013, an assessments agreement was signed between a subsidiary and the assessing ITA to which the subsidiary will bear a tax liability of NIS 4.5 million, including interest and linkage, thereby closing the assessments for the 2006-2010 tax years. On March 18, 2013 the assessments agreement has been approved by a court ruling. It should be noted that the assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described below. The resolution of this issue is pending on the ruling of the District Court. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of the chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by an agreement or through a court proceeding.

In June 2012, two indirectly-owned subsidiaries were issued with tax orders in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses. Should the position of the ITA prevail in full, a nominal tax liability will be created for the subsidiary of approximately NIS 49.5 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted.

In the opinion of the subsidiaries, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

k.	Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods by a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court.

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the disputed VAT assessment.

l.	Carry-forward losses for tax purposes as of December 31, 2013

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes (also refer to Note 25i above). With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 45 million as of the reporting date (2012 - NIS 149 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 411 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 76 million (2012 - NIS 41 million) which have been partly offset against the deferred tax liability.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 246 million, of which a recognized deferred tax asset represents approximately NIS 50 million (2012 - NIS 58 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2014-2033.

The Company’s wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 279 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 104 million (2012 - NIS 121 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 124 million (2012 - NIS 108 million), for which deferred tax assets have been recognized at an amount of NIS 16 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2011	(1,862)	274	(88)	(1,676)
Carried to foreign currency translation reserve	(97)	17	(2)	(82)
Amounts carried to other comprehensive income	—	—	51	51
Amounts carried to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(231)	36	(28)	(223)
Amounts carried to profit or loss	(452)	106	44	(302)

Balance as of December 31, 2011	(2,580)	392	(53)	(2,241)
Carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to profit or loss	(494)	(178)	16	(656)

Balance as of December 31, 2012	(3,091)	227	(4)	(2,868)
Carried to foreign currency translation reserve	285	(6)	(3)	276
Amounts carried to other comprehensive income	—	—	(74)	(74)
Amounts carried to other capital reserves	2	2	—	4
Amounts carried to profit or loss	(326)	(16)	110	(232)

Balance as of December 31, 2013	(3,130)	207	29	(2,894)

The deferred taxes are calculated at tax rates ranging between 13.1% and 42.9% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows

	December 31
	2013	2012
	NIS in millions
Within non-current assets	106	198
Within non-current liabilities	(3,000)	(3,066)

	(2,894)	(2,868)

n.	Taxes on income included in the income statements

	Year ended December 31
	2013	2012	2011
	NIS in millions
Current taxes *)	53	24	24
Taxes in respect of prior years	9	1	2
Deferred taxes **)	232	656	302

	294	681	328

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.
**)	The expense for 2013 is net of deferred income tax at an amount of NIS 72 million due to Company’s estimation of its ability to offset tax losses in the future against future gains.

o.	Taxes on income relates to other comprehensive income and to other equity items

With respect of tax on income relates to other comprehensive income and other equity line items, see Notes 25m and 27g.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

p.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2013	2012	2011
	NIS in millions
Income before taxes on income	2,604	3,215	2,381

Statutory tax rate	25%	25%	24%

Tax calculated using statutory tax rate	651	804	571
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and non deductible expenses *)	(88)	(185)	(335)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	56	74	228
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(218)	(13)	(190)
Taxes with respect to prior years	9	1	2
Deferred taxes due to changes in tax rates	(49)	33	90
Taxes with respect to Company’s share of equity-accounted investees, net	(40)	(75)	(80)
Difference in tax rate applicable to income of foreign companies and other differences	(27)	42	42

Taxes on income	294	681	328

Effective tax rate	11.3%	21.2%	13.8%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement in connection with FCR

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

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a)	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled according to the agreements with ATR to appoint four directors in ATR. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b)	The Investors undertook to vote jointly with the share issued to them pursuant to the investment agreements in ATR at the general meetings of ATR shareholders, and in case of disagreement—to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to any applicable law) to vote as directed by the latter.

c)	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d.	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR and investors consent while exceeding 50% interest in ATR by one of the investors.

3.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

4.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2013
NIS in millions
Year 1	2,750
Year 2	2,411
Year 3	2,095
Year 4	1,790
Year 5	1,490
Year 6 and thereafter	6,784

Total	17,320

5.	As for engagements with related parties, refer to Note 38.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Guarantees

1.	As of December 31, 2013, the Company’s subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 784 million (December 31, 2012—approximately NIS 774 million).

2.	As of December 31, 2013 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	380
Bank guarantees to secure performance and quality of other construction works	441
Others	204

1,025

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees (including for debentures) as of December 31, 2013 and 2012 amounted to NIS 1,305 million and NIS 1,219 million, respectively. Total utilized guarantees (including debentures) as of December 31, 2013 and 2012 amounted to NIS 373 million and NIS 417 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit of subsidiary.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2013, totaled approximately NIS 1,444 million (December 31, 2012 - NIS 834 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 383 million (December 31, 2012 - NIS 361 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	On June 19, 2011, the Company announced that a settlement agreement had been reached in all the legal proceedings involving the Company, ATR and Meinl Bank (as well as all the other related parties and former and current officers of the parties). The principal legal proceedings referred to were a lawsuit in an amount of EUR 1.2 billion filed by Meinl Bank in 2010 against the Company and other parties in a Jersey Island court, which sought recognition as a derivative action. The subject of the aforesaid lawsuit was the transactions which were executed between the Company and CPI and ATR during 2009, and which the plaintiffs claim were not in the best interests of ATR, had caused it damages, and had resulted in unjust enrichment to the defendants. This action followed a claim filed by ATR in August 2010, in England, in an amount of over EUR 2 billion for losses caused to ATR at the time that ATR was under the management of Meinl Bank and its controlling shareholder, prior to its acquisition by the Company. The settlement agreement did not prescribe any payment to any specific party or its deputy with regard to the alleged losses.

Despite the settlement agreement, the Company is unable to guarantee that the Company and ATR will not be sued in the future with regard to the causes on which the derivative action described above was based. Nevertheless, ATR’s independent Board Committee has conducted its own investigation into the events alleged to have occurred in the derivative action and have concluded that the allegations made against the directors of ATR are without merit and that there would be no benefit to ATR in such a claim.

3.	As ATR noted in its financial reports as of December 31, 2013, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

4.	As for the Company’s and subsidiaries disputed income tax and VAT assessments, refer to Note 25j and 25k above.

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2013		December 31, 2012		January 1, 2012
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	*) 176,837,508	500,000,000	*) 166,294,246	500,000,000	*) 165,868,103

b.	Movement in issued and outstanding share capital

	2013	2012	2011
	Number of shares
Balance as of January 1 *)	166,294,246	165,868,103	155,413,817
Exercise of share options (employees and officers)	104,242	426,143	104,286
Issue of shares	10,439,020	—	10,350,000

Balance as of December 31 *)	176,837,508	166,294,246	165,868,103

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On October 15, 2013 the Company completed the process of listing its Ordinary shares for trading on the Toronto Stock Exchange (TSX). The listing was not accompanied by an equity offering by the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

e.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 489 million, net of issuance expenses).

f.	On December 19, 2011 the Company completed an initial public offering of 10,350,000 ordinary shares in the NYSE in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million).

Norstar Group purchased, as part of the offering 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

g.	Composition of other capital reserves:

	Year ended December 31
	2013	2012	2011
	NIS in millions
Available-for-sale financial assets	15	19	(20)
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	39	77	53
Share-based payment	16	11	23
Revaluation reserve of cash flow hedges	(76)	(199)	(151)
Revaluation reserve of fixed assets	—	5	98

	141	60	150

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

h.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2013	2012	2011
	NIS in millions
Exchange differences on translation of foreign operations	(2,426)	(426)	1,137
Transfer to profit or loss with respect to disposal of foreign operations	—	3	12
Group’s share in equity-accounted investees	(29)	9	2

	(2,455)	(414)	1,151

Gain (loss) with respect to cash flow hedges *)	172	(128)	(183)
Transfer to profit or loss with respect to exercise cash flow hedges transactions	130	8	7
Group’s share in equity-accounted investees	10	(12)	(11)
Tax effect	(73)	32	48

	239	(100)	(139)

Income (loss) with respect to available-for-sale financial assets	(7)	39	(35)
Transfer to profit or loss with respect to available-for-sale financial assets	4	(3)	(7)
Tax effect	(1)	1	3

	(4)	37	(39)

Revaluation gain (loss) on fixed assets in joint venture	(6)	10	28

Total other comprehensive income (loss)	(2,226)	(467)	1,001

*)	In 2013, includes NIS 118 million due to unwinding of hedge transactions in CTY, refer to Note 20d.

i.	Composition of non-controlling interests

	Year ended December 31
	2013	2012	2011
	NIS in millions
Share in equity of subsidiaries *)	14,640	14,590	12,108
Share options, warrants and capital reserve from share-based payment in subsidiaries	144	154	158
Conversion option proceeds in subsidiaries	26	56	52

	14,810	14,800	12,318

*)	Including capital reserves and acquisition-date fair value adjustments.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

j.	Dividends

1.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), in place of the dividend policy announced in November 2012, pursuant to which the Company distributed NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

2.	During 2013, the Company declared and paid dividends in the total amount of approximately NIS 298 million (NIS 1.72 per share) (2012 - NIS 264 million (NIS 1.60 per share), 2011 - NIS 241 million (NIS 1.56 per share)).

3.	On March 25, 2014, the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on April 23, 2014 to the shareholders of the Company on April 7, 2014.

k.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the currencies of the different markets in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

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

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2013, the Group raised a total of approximately NIS 1,086 million, in 2012 - NIS 2,224 million and in 2011 - NIS 1,498 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:-	SHARE-BASED COMPENSATION

a.	In July 2005, the Company adopted a share-based compensation plan for employees and officers of the Company based on section 102 of the Income Tax Ordinance, based on the capital gain alternative with a trustee. In addition, between the years 2002-2010, the Company had a share-based compensation plan for the Board of Directors.

b.	In December 2011 the Company’s Board of Directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject to various tax consequences and regimes.

c.	In February 2013, the Company’s Compensation Committee and the Board of Directors approved a grant of non-listed share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to 6 officers of the Company and 24 employees (the “grantees”), according to the capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance (as detailed in section b above). The aggregated value of the equity instruments granted at the grant day totalled NIS 13.9 million.

In September 2013 the Company’s General Meeting approved (after the approval of the Board of Directors and the Compensation Committee) a grant of non-listed share options, RSUs and PSUs to Mr. Aharon Soffer, the Company’s president and to Mr. Arie Mientkavich, Deputy Chairmen of the Board. For additional information, refer to sections d and e below.

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments for share distributions, rights issues and dividend distributions. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

d.	The following table presents the movement in number of the Company’s share options and their weighted average exercise price:

	2013		2012
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	818,900	36.12	2,207,402	35.33
Share options granted *)	1,048,287	47.85	—	—
Share options forfeited	(12,871)	46.59	—	—
Share options exercised	(353,600)	37.04	(1,326,902)	34.45
Share options expired	—	—	(61,600)	48.76

Share options at end of year	1,500,716	44.00	818,900	36.12

Share options exercisable at end of year	311,425	33.61	220,400	35.71

*)	Options granted in 2013

	Details of 2013 awards
	Employees and officers	CEO	Deputy Chairman of the Board
Number of options	522,303	382,306	143,678
Exercise price NIS	48.6	47.1	46.9
Fair value of options granted at the grant date	13.3	10.8	9.5
Standard deviation	33.73%	27.81%	28.27%
Risk-free interest rate	0.22%	0.00%	0.29%
Share price	47.6	48.3	45.5

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

e.	The following table presents the movement in units of the Company RSUs and PSUs and the information that was used to calculate the fair value at the grant date:

	2013
	RSUs	PSUs
Units at beginning of the year	—	—
Units granted *)	153,920	244,761
Units forfeited	(2,829)	—

Units at end of year	151,091	244,761

Units exercisable at end of year	—	—

*)	RSU’s and PSU’s granted in 2013

	Details of 2013 awards
	Employees and officers	CEO	Deputy Chairman of the Board
Number of RSU	95,393	42,711	15,816
Fair value per RSU (share price)	47.6	48.3	45.5
Performance contingent restricted shares:
Number of PSU	111,987	96,988	35,786
PSU fair value at the grant date	21.6	21.3	20.1
Standard deviation	28.8%	27.3%	27.4%
Risk-free interest	0.00%	0.00%	0.03%

f.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2013, 2012 and 2011 amounted to NIS 9.7 million, NIS 3.9 million and NIS 7.2 million, respectively.

g.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company are entitled to cash compensation, based on the price of the Company’s shares (phantom options or “units”). The vesting period of the units is three or four years, as applicable, in equal installments, starting one year from the units’ grant date. As of the reporting date there are 274 thousand units outstanding with weighted average exercise price of NIS 43.91, out of which 38 thousands are vested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

In 2013 employees and officers of a wholly-owned subsidiary of the Company were granted approximately 43 thousand restricted share units (“RSUs”) which are settled in cash according to the Company’s stock price. The grant date fair value amounts to U.S. $ 13.7. The vesting period of each RSU was established in three equal installments starting from the grant date. In the case of a dividend distribution each holder will be entitled to compensation funds reflecting the benefit in respect to the dividend distribution of the unvested RSUs on the date of the dividend distribution.

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2013 is NIS 1 million (2012 - NIS 1 million).

Expenses (income) recognized in the income statement for the cash settled plans in 2013, 2012 and 2011 amounted to NIS 0.5 million, NIS (0.6) million and NIS (0.8) million, respectively.

NOTE 29:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2013	2012
	NIS in millions
Short-term loans and credit	175	293
Non-current liabilities (including current maturities)	9,555	13,128
Debentures (including current maturities)	861	850

	10,591	14,271

c.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,127 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30:-	RENTAL INCOME

During the years 2011-2013, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions
Salaries and related expenses	103	96	77
Property tax and other fees	650	672	583
Maintenance and repairs	413	421	387
Utilities	258	259	239
Insurance and security	124	127	109
Others	141	130	127

	1,689	1,705	1,522

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

	Year ended December 31
	2013	2012	2011
	NIS in millions
a. Revenues
Revenues from sale of buildings and land	328	200	14
Revenues from construction contracts	1,466	1,549	987

	1,794	1,749	1,001

b. Cost of revenues by revenue sources
Cost of sale of buildings and land	278	181	18
Cost of revenues from construction contracts	1,389	1,484	949

	1,667	1,665	967

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED (Cont.)

	Year ended December 31
	2013	2012	2011
	NIS in millions
c. Cost of revenues by expense components
Land	73	46	10
Materials	428	450	220
Subcontractors	962	925	628
Salaries and related expenses	116	119	69
Depreciation	5	5	3
Fair value upon acquisition amortization and others	83	120	37

	1,667	1,665	967

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions
Salaries and management fees (1)	351	397	469
Professional fees	77	86	85
Depreciation	29	29	25
Sales and marketing	9	7	6
Other (including office maintenance) (2)	116	129	148

	582	648	733

(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2013	2012	2011
	NIS in millions
Gain from disposal of investee	—	4	—
Capital gain on assets disposal	5	21	—
Gain from bargain purchase *)	198	134	102
Others	15	5	13

	218	164	115

*)	In 2013 includes amount of NIS 173 million due to purchase of additional ATR shares which result in an increase of holding to 39.8% (refer to Note 9c) and an amount of NIS 25 million due to purchase of additional indirect 7.7% of Ronson Europe N.V. shares by Dory Group in November 2013.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:-	OTHER INCOME AND EXPENSES (Cont.)

b.	Other expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions
Loss from decrease in holding interest, net	11	4	1
Capital loss on assets disposal	58	26	64
Impairment of goodwill	—	—	38
Impairment of other assets	2	7	7
Other	3	10	—

	74	47	110

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions
Finance expenses on debentures	1,190	1,050	979
Finance expenses on convertible debentures	89	99	68
Finance expenses on loans from financial institutions and others	831	1,013	1,015
Revaluation of derivatives	2	—	190
Loss from early redemption of liabilities and derivatives *)	142	147	14
Exchange rate differences and other finance expenses	44	37	36
Finance expenses capitalized to real estate under development	(113)	(132)	(105)

	2,185	2,214	2,197

*)	In 2013 includes NIS 118 million due to unwinding hedging transactions in a subsidiary, that was reclassified from other comprehensive income, also refer to note 20d.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME (Cont.)

b.	Finance income:

	Year ended December 31
	2013	2012	2011
	NIS in millions
Gain from investments in securities, net	7	28	11
Dividend income	4	6	8
Interest income from investees	34	5	2
Interest income	73	63	51
Revaluation of derivatives *)	431	13	—
Exchange rate differences	—	5	—

	549	120	72

*)	Primarily from swap hedging transactions.

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2013		2012		2011
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	171,103	975	164,912	956	154,456	718

Effect of dilutive potential ordinary shares	310	(9)	104	(34)	327	(52)

For the calculation of diluted net earnings per share	171,413	966	165,016	922	154,783	666

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(3), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

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

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar and the Euro. Some of the Group companies’ transactions are performed in currency other than their functional currency. The Group’s policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections d and f below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section d below). As of the reporting date, 90% of the Group’s liabilities (80% excluding interest rate swaps) bear fixed interest (as of December 31, 2012 - 87%, 73% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2013 is NIS 220 million (December 31, 2012 - NIS 101 million). This exposure is not hedged.

5.	Credit risk

The financial strength of the Group’s customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods up to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2013, the Group has a working capital deficiency of NIS 1.6 billion. The Group has unused approved credit facilities in the amount of NIS 8.0 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

		December 31, 2013		December 31, 2012
		Carrying amount	Fair value	Carrying amount	Fair value
	Note	NIS in millions
Financial assets
Non-current investments and loans		659	657	713	703

Financial liabilities
Debentures		23,070	24,598	19,327	21,036
Convertible debentures		*) 1,221	1,273	*) 1,390	1,504
Interest-bearing loans from financial institutions and others		14,767	15,090	20,795	21,324

		39,058	40,961	41,512	43,864

Total financial liabilities, net		(38,399)	(40,304)	(40,799)	(43,161)

*)	Excluding the conversion component which is presented in non-controlling interests, for a total of NIS 26 million (2012 - NIS 56 million).

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) were calculated based on quoted market closing prices on the reporting date.

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models such as DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company’s management and external valuators estimates reflects market conditions including the parties’ credit risk on the reporting date.

As of December 31, 2013 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4.25%-11%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party.

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties.

c.	Classification of financial instruments by fair value hierarchy

Following is the classification of financial instruments that are not measured at fair value in the financial statements, according to fair value hierarchy as defined in IFRS 13 (refer to Note 2m):

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets
Non current investments and loans	10	—	211	448

Financial liabilities
Debentures	20	14,432	8,640	—
Convertible debentures	21	1,221	—	—
Interest bearing loans from financial institutions and others	22	—	14,840

Net finance assets (liabilities)		15,653	23,480	—

Following is the classification of financial instruments that are measured at fair value presented in the financial statements, according to the fair value hierarchy as defined in IFRS 13 (refer to Note 2m)

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value
Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Debentures	4b	22	—	—
Hedging financial derivatives	37d	—	808	—
Available-for-sale financial assets:
Shares	11	129	—	—
Participation certificates in equity funds *)	11	—	—	315

		220	808	315

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial liabilities measured at fair value through profit or loss
Hedging financial derivatives	37d	—	201	—
Non-hedging financial derivatives	19	26	—	—
Other liabilities **)		—	—	4

		26	201	4

*)	Below is the roll-forward of financial assets classified as level 3 under the fair value hierarchy:

December 31,
2013
NIS in millions
Balance at beginning of the year	339
Additions	4
Capital return	(8)
Revaluation through capital reserve	4
Translation adjustments from foreign operations	(24)

Balance at end of the year	315

The balance represent the participation certificates in private equity funds, for additional information refer to Note 11.

**)	Below is the roll-forward of financial liabilities classified as level 3 under the fair value hierarchy:

December 31,
2013
NIS in millions
Balance at beginning of the year	85
Distributions	(11)
Exercise	(69)
Revaluation through profit or loss	2
Translation adjustments from foreign operations	(3)

Balance at end of the year	4

In 2013, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.13	31.12.12				31.12.13	31.12.12
Cross currency swaps
	Euro-NIS	2,172	1,456	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	6.3	145	160
		70	260	CPI linked, 4.95%	Variable L+1.35%	2.9	35	146
		220	330	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.4	40	45
		151	—	Nominal, 2.63%	Variable, L	5.5	(2)	—
	U.S.$-NIS	272	50	CPI linked, 3.56%-4.57%	Fixed 5.38-5.97%	6.4	33	20
		—	475			—	—	298
		160	240	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.4	26	19
		150	150	Telbor + 0.7%	Fixed 3.53%	3.7	20	8
		243	—	Nominal, 2.67%	Variable, L	5.5	1	—
	C$-NIS	773	374	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.6	115	111
		305	320	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	4.6	180	155
		80	120	nominal, 6.4%	Variable, L + 1.08%	2.4	16	6
		76	114	nominal, 6.0%	Fixed, 2.95%-3.15%	2.4	19	14
		100	100	Telbor + 0.7%	Fixed 3.37%	3.7	16	4
		250	250	Telbor + 0.7%	Variable, L + 1.04%	3.7	46	19
	BRL-NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	4.0	80	(3)
Interest rate swaps fixed/variable
	U.S.$	868	1,120	Variable	Fixed	5.1	10	(33)
	C$	273	324	Variable	Fixed	7.9	6	(9)
		€2,138	3,067	Variable	Fixed	2.9	(147)	(287)
	Swedish Krona	1,125	2,500	Variable	Fixed	2.6	(34)	(152)
Forward contracts
	Different currencies	3,946	3,870			Less than one year	1	5
Purchase option
	Canadian government bonds	294	—				1	—

							607	526

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2013	2012
	NIS in millions
Current assets *)	39	81
Non-current assets *)	769	929
Current liabilities	(32)	(12)
Non-current liabilities	(169)	(472)

	607	526

In 2013, the Company unwound cash flow hedging interest-rate swap transactions (principal and interest swap) totaling notional amount of NIS 1.3 billion in consideration for approximately NIS 598 million (the amount includes NIS 206 million in respect of interest). Following the unwinding, the Company entered into a new cash flow hedging transactions, according to Company’s risk hedging policy.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2013	2012
	NIS in millions
Assets	38	11
Liabilities	(138)	(402)

	(100)	(391)

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2013

	Up to one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	257	—	—	—	257
Trade payables	936	—	—	—	936
Other accounts payable	1,099	—	—	—	1,099
Debentures	1,952	5,302	6,595	15,711	29,560
Convertible debentures	65	130	646	760	1,601
Interest-bearing loans from financial institutions and others	2,859	5,954	4,501	4,006	17,320
Hedging financial derivatives, net	80	(18)	(180)	(174)	(292)
Other financial liabilities	184	82	61	347	674

	7,432	11,450	11,623	20,650	51,155

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	351	—	—	—	351
Trade payables	914	—	—	—	914
Other accounts payable	1,086	—	—	—	1,086
Debentures	1,827	4,942	6,117	12,296	25,182
Convertible debentures	271	132	576	868	1,847
Interest-bearing loans from financial institutions and others	2,452	8,662	6,356	6,959	24,429
Hedging financial derivatives, net	75	104	(33)	(514)	(368)
Other financial liabilities	159	155	196	232	742

	7,135	13,995	13,212	19,841	54,183

f.	Linkage terms of monetary balances

	December 31, 2013
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	168	25	168	585	72	—	1,018
Short-term investments and loans	117	78	297	2	10	—	—	504
Trade and other accounts receivable	8	158	87	86	90	625	94	1,148
Long-term investments and loans	131	421	222	80	38	506	4	1,402

Total monetary assets	256	825	631	336	723	1,203	98	4,072
Other financial assets (1)	—	—	—	—	—	—	1,343	1,343
Other assets (2)	—	15,633	24,024	13,428	3,440	5,938	210	62,673

Total assets	256	16,458	24,655	13,764	4,163	7,141	1,651	68,088

Liabilities:
Short-term credit from banks and others	86	3	86	4	78	—	—	257
Trade payables and other accounts payable	271	173	604	192	669	171	143	2,223
Liabilities attributable to assets held for sale	—	—	73	—	—	—	—	73
Debentures (3)	9,814	2,680	6,078	3,288	1,210	—	—	23,070
Convertible debentures	—	—	1,221	—	—	—	—	1,221
Interest-bearing loans from financial institutions and others	336	4,577	4,547	3,838	40	1,429	—	14,767
Other financial liabilities	2	72	70	25	14	5	10	198

Total financial liabilities	10,509	7,505	12,679	7,347	2,011	1,605	153	41,809
Other liabilities (1)	—	—	—	—	—	—	3,460	3,460

Total liabilities	10,509	7,505	12,679	7,347	2,011	1,605	3,613	45,269

Assets, net of liabilities	(10,253)	8,953	11,976	6,417	2,152	5,536	(1,962)	22,819

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 4,067 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,430 million from non-linked NIS to foreign currency.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2012
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	14	296	273	703	328	69	—	1,683
Short-term investments and loans	89	216	230	3	—	—	—	538
Trade and other accounts receivable	13	72	87	65	603	53	82	975
Long-term investments and loans	143	551	148	2	10	2	—	856

Total monetary assets	259	1,135	738	773	941	124	82	4,052
Other financial assets (1)	—	—	—	—	—	—	1,450	1,450
Other assets (2)	—	16,265	26,483	13,276	3,338	5,883	315	65,560

Total assets	259	17,400	27,221	14,049	4,279	6,007	1,847	71,062

Liabilities:
Short-term credit from banks and others	59	28	62	160	42	—	—	351
Trade payables and other accounts payable	165	219	650	180	715	188	105	2,222
Liabilities attributable to assets held for sale	—	12	156	—	—	—	—	168
Debentures (3)	8,325	2,919	5,508	1,086	1,489	—	—	19,327
Convertible debentures	—	—	1,197	193	—	—	—	1,390
Interest-bearing loans from financial institutions and others	346	5,485	6,428	5,419	222	2,895	—	20,795
Other financial liabilities	2	66	158	30	6	6	85	353

Total financial liabilities	8,897	8,729	14,159	7,068	2,474	3,089	190	44,606
Other liabilities (1)	—	—	—	—	—	—	3,807	3,807

Total liabilities	8,897	8,729	14,159	7,068	2,474	3,089	3,997	48,413

Assets, net of liabilities	(8,638)	8,671	13,062	6,981	1,805	2,918	(2,150)	22,649

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2012, the Company has NIS 3,555 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,304 million from non-linked NIS to foreign currency.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2013	(22)	(7)	(23)	(3)
31.12.2012	(21)	(14)	(32)	(3)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	(205)	(103)	103	205
31.12.2012	(173)	(86)	86	173

	Sensitivity analysis for financial derivatives- absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013	94	47	(47)	(95)
31.12.2012	87	43	(44)	(88)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2013
Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian Real	(22)	(11)	11	22
31.12.2012
Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
Change in exchange rate of Brazilian Real	(1)	—	—	1

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
2013
Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in interest on Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622
2012
Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Brazilian Real	(2)	(1)	1	2
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2013
Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in Swedish Krona	51	26	(27)	(45)
31.12.2012
Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
Change in Swedish Krona	172	88	(93)	(121)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

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

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2013	2012	2011
	NIS in millions
Finance income on a loan to related party of section f	—	—	0.01

Management fees from the parent company (section f below)	1.3	1.4	0.2

Interest income from investees	34	5	2

Management fees from jointly controlled entity (ATR)	—	—	2

b.	Other expenses and payments

	Year ended December 31
	2013		2012		2011
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	8	2.9	7	2.3	5	1.6

Salaries and related expenses, see (1) and (2) below	4	*) 26.4	4	25.3	4	28.4

*)	Includes compensation from equity-accounted jointly controlled company.
(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details in section e below.
(2)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements. The bonus waiver by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section e(1)a below, was recognized as general and administrative expenses and as a contribution to equity under capital reserves. The 2011 amount in the table above excludes the salary waived by the Chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	In September 2013, the Company’s General Meeting approved adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy is applied to the Company’s President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position (with the exception of the Company’s controlling shareholders).

At the same date, the Company’s General Meeting approved (following the Board of Directors and the Compensation Committee approval) the extension of Mr. Aharon Soffer’s appointment as the Company’s President for an additional three-year period starting on November 1, 2013, and updated the terms of his employment in the Company, and also approved the extension of Mr. Arie Mientkavich appointment as the Deputy Chairman of the Board and updated the terms of his employment in the Company, refer to sections e3 and e4 below.

d.	In 2008, the Board of Directors of Dori Group approved an agreement which Dori Construction Ltd., a subsidiary of Dori Group, in conjunction with a private company owned by Mr. Chaim Katzman, Mr. Dori Segal, Ms. Erika Ottosson and Mr. Ronen Ashkenazi (a shareholder and the CEO of Gazit Development and of Dori Group) (collectively: the “Customers”) for the performance of building frame work for the construction of a residential building. Pursuant to the understandings reached between the parties, it was agreed that the work would not be performed by Dori Construction acting as the main contractor, and that payment for additional work performed by Dori Construction, other than that in accordance with the original plans that were attached to the agreement for the performance of the building frame work, was to be settled by the parties in the future. As of the financial statements approval date, the work on the project had been completed and the Customers and Dori Construction had settled the related payment, whereby Dori Construction received NIS 2.5 million plus VAT, instead of NIS 5.7 million as had been recorded as income receivable in Dori Construction’s financial statements for 2012 and for the third quarter of 2013.

e.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	On November 15, 2011, the employment agreement between the Company and Mr. Katzman, which was approved on February 2000, expired. The expiry of the agreement was due to provisions enacted as part of the Companies Law (Amendment No. 16), 2011, relating to the required approval – once every three years – of engagements between a public company and its controlling shareholder, with respect to the terms of appointment and employment. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Katzman was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 in the total amount of approximately NIS 60 million. However, Mr. Katzman has notified the Company that he has waived his right to the aforesaid payment in full.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In August 2010, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2011 and ending on December 31, 2014, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors.

Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. Concurrently, the parties entered into an agreement according to which 380,000 restricted shares were granted to Mr. Katzman, at a share price of U.S.$ 16.72. These shares are vested over four years commencing on January 1, 2011 and ending on December 31, 2014, in unequal installments in accordance with the terms of the agreement.

c)	According to the agreement between Mr. Katzman and FCR from 2011, pursuant to which, as long as Mr. Katzman serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at an amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for Mr. Katzman’s entitlement of compensation in the case of termination of his contract due to change of control in FCR.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a monthly remuneration of € 46 thousand due to advisory services and recovery of expenses from ATR.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options for ATR shares with an exercise price of € 3.63 over a vesting period of 3 years commencing the grant date. In addition, in November 2013 Mr. Katzman was granted additional 200 thousands share option for ATR shares, for an exercise price of € 4.38 per share in total value of € 150 thousands.

e)	For 2013, Mr. Katzman is entitled for director’s remuneration in the amount of € 170 thousand for his services as CTY’s chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	On November 15, 2011, the employment agreement with Mr. Segal which was approved on 2004 expired. Pursuant to the terms of the employment agreement, upon termination of the agreement, Mr. Segal was entitled to a one-time payment equivalent to the annual compensation (including the annual bonus) that was due to him in 2010 amounting to NIS 24.5 million. However, Mr. Segal has notified the Company that he had waived his right to the aforesaid payment in full.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	Mr. Segal, who also serves as FCR’s President and CEO, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in 2007), pursuant to which, he is entitled to an annual compensation of C$ 715 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2013, Mr. Segal’s total salary cost was C$ 750 thousand. The above employment agreement is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2013, Mr. Segal is entitled to an annual bonus of C$ 475 thousand. Likewise, the agreement also contains provisions relating to its termination by either of the parties and the amounts to which Mr. Segal will be entitled upon its termination.

According to his agreement, Mr. Segal was granted compensation of equity instruments by FCR. Approximately 36 thousand restricted units convertible into 36 thousand FCR shares were issued to Mr. Segal for no consideration in March 2013, based on the price of C$ 19.04 per share at the grant date. In addition, in March 2014, Mr. Segal was granted 25 thousands restricted units convertible into 25 thousands FCR shares for no consideration, based on the price of C$ 17.75 per share at the grant date.

On March 2013, Mr. Segal was granted 130 thousand share options convertible into 130 thousand FCR shares at an exercise price of C$ 18.97 per share, which are exercisable through March 2023. The fair value of each share option on the grant date, based on the binomial model, is C$ 1.19.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In addition, On March 2014, Mr. Segal was granted 65 thousand share options convertible into 65 thousand FCR shares at an exercise price of C$ 17.77 per share, which are exercisable through March 2024.

c)	Mr. Segal receives for his services on EQY’s Board restricted shares each year. With respect to 2013 Mr. Segal was granted 3,300 restricted shares at the average price per share at the grant date of U.S.$ 20.98. In January 2014 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 22.53. With respect to 2014 Mr. Segal also received directors’ compensation of U.S.$ 59.5 thousand with respect to 2013.

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company’s Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus.

The provision of the employment agreement also provide that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement’s term or during the course thereof, other than for dismissal “with cause”, Mr. Mientkavich will be entitled to 60 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months’ salary.

As part of the employment agreement, Mr. Mientkavich was granted equity instruments, refer to Note 28 for details.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

4.	Company’s President, Mr. Aharon Soffer

As part of his employment agreement, as renewed in September 2013 for a period of three years from November 2013, entitle Mr. Soffer to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company’s Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer’s annual salary for 2013 (excluding bonus) totaled to NIS 2,445 thousand.

The employment agreement may be canceled by either of the parties upon providing 180 days’ advance notice. In addition, the terms of the employment agreement provide that in the event of termination of the employment on the initiative of the Company, other than for dismissal “with cause” and also in the event of resignation in circumstances where the resignation is viewed under the law as a dismissal or in the event of death or loss of working ability, Mr. Soffer will be entitled to 180 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement, an additional six months’ salary including social benefits, plus the lower of his basic salary for an additional 12 months or for the period remaining until the end of the agreement, and the acceleration of the vesting period of the equity compensation instruments granted to Mr. Soffer. If Mr. Soffer’s employment is terminated during the 12-month period following a change in the Company’s control, Mr. Soffer will be entitled to acceleration of the vesting period of all the equity compensation instruments granted to him (instead of the aforementioned terms), as well as a bonus equivalent to 200% of his basic annual salary.

As part of the renewal of the employment agreement, Mr. Soffer was granted equity instruments, refer to Note 28 for details.

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 32 thousand for 2013. Such fees are fully transferred to the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

e.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”) with respect to the following matters:

1.	Amending the management agreement with Norstar, which expired on November 15, 2011, pursuant to which Norstar will pay the Company monthly payment of NIS 105 thousands linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

f.	Balances with related parties

	December 31
	2013	2012
	NIS in millions
Interest receivable from joint ventures (Note 6)	30	—

Loans to equity-accounted investees (Note 9a)	743	143

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION

a.	General

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

b.	Financial information by operating segments

Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,691	526	(1,445)	6,940

Segment results:
Gross profit (4)	870	1,396	963	915	116	377	(1,053)	3,584
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings of investees	10	8	—	—	(11)	(4)	158	161
Operating income (5)	432	1,292	884	743	62	326	501	4,240
Segment assets:
Operating assets (6)	10,380	24,313	15,799	14,339	1,510	6,233	(10,405)	62,169
Investments in investees	322	125	66	—	401	56	4,949	5,919

Total assets	10,702	24,438	15,865	14,339	1,911	6,289	(5,456)	68,088

Investments in non-current assets (7)	845	1,774	377	1,276	6	218	(1,259)	3,237

Segment liabilities (8)	235	383	391	656	680	106	42,818	45,269

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,749	565	(1,318)	6,998

Segment results:
Gross profit (4)	587	1,426	803	898	84	396	(566)	3,628
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (5)	339	1,319	694	718	27	351	1,861	5,309
Segment assets:
Operating assets (6)	11,555	26,707	13,518	13,831	1,357	6,393	(7,012)	66,349
Investments in investees	269	142	4	7	350	110	3,831	4,713

Total assets	11,824	26,849	13,522	13,838	1,707	6,503	(3,181)	71,062

Investments in non-current assets (7)	1,489	3,520	802	308	10	145	(308)	5,966

Segment liabilities (8)	237	420	356	628	884	110	45,778	48,413

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe(2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results:
Gross profit (4)	449	1,223	720	771	59	371	(363)	3,230
Depreciation and amortization (4)	301	8	5	6	5	9	(267)	67
Share in earnings of investees	17	14	1	—	66	10	226	334
Operating income (5)	335	1,151	584	711	137	142	1,446	4,506

c.	Geographical information

External revenues

	Year ended December 31
	2013	2012	2011
	NIS in millions
U.S.	1,401	1,448	1,190
Canada	2,216	2,292	1,948
Northern and Western Europe	1,487	1,268	1,161
Central-Eastern Europe	1,348	1,327	1,201
Israel	1,900	1,949	1,192
Other	34	31	34
Reconciliations (1) (3)	(1,446)	(1,317)	(1,007)

Total	6,940	6,998	5,719

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

Location of non-current operating assets (7)

	December 31
	2013	2012
	NIS in millions
U.S.	12,223	13,232
Canada	23,544	25,301
Northern and Western Europe	16,543	14,304
Central-Eastern Europe	14,433	13,932
Israel	2,748	2,683
Other	487	523
Other non-current operating assets and reconciliations (1) (6)	(6,013)	(4,485)

Total non-current assets	63,965	65,490

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	Jointly controlled entities are accounted for according to the equity method. Therefore, the information of the segment “shopping centers in central-eastern Europe” that represent reportable segment is included in segments information at its full value and offset against the consolidation adjustments column.

Similarly, the information of the segment “shopping centers in North Europe” reflects the full value of the joint venture, Kista Galleria, that was purchased in 2013 and is offset against the consolidation adjustments column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures other adjustments between U.S.GAAP to IFRS, elimination of ATR’s and Kita Galleria results and other adjustments.

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, adjustment due to ATR results as mentioned above, gain from revaluation of investment property not included in segment reporting, amounting to NIS 933 million, NIS 1,913 million and NIS 1,670 for 2013, 2012 and 2011, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 130 million, NIS 150 million and NIS 27 million and unallocated net other income (expense) of approximately NIS (162) million, NIS (132) million and NIS 177 million, for 2013, 2012 and 2011, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Kista Galleria assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

Subsequent to the reporting date, FCR issued to the public in Canada C$ 300 million par value (NIS 979 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment on August 30, 2024.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position

	December 31
	2013	2012
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	474	780
Short-term loans and current maturities of long-term loans to subsidiaries	363	217
Financial derivatives	17	81
Other accounts receivable	4	1

Total current assets	858	1,079

NON-CURRENT ASSETS
Long-term loans	*) —	*) —
Available for sale marketable securities	108	—
Financial derivatives	743	910
Loans to investees	6,267	6,790
Investments in subsidiaries	6,145	5,176
Fixed assets, net	6	7
Deferred costs	—	1

Total non-current assets	13,269	12,884

Total assets	14,127	13,963

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of financial position (Cont.)

	December 31
	2013	2012
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of debentures	256	731
Trade payables	4	1
Other accounts payable	181	162
Current tax payable	8	1

Total current liabilities	449	895

NON-CURRENT LIABILITIES
Loans from banks	1,154	2,118
Debentures	10,464	9,098
Deferred taxes	26	121

Total non-current liabilities	11,644	11,337

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	219
Share premium	4,288	3,805
Reserves	(3)	(8)
Accumulated losses	(2,480)	(2,285)

Total equity	2,034	1,731

Total liabilities and equity	14,127	13,963

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of income

	Year ended December 31
	2013	2012	2011
	NIS in millions
Dividend income	113	99	80
Management fees from investees	2	3	8
Finance income from subsidiaries	340	413	658
Other finance income	540	25	9

Total income	995	540	755

General and administrative expenses	79	68	66
Finance expenses	611	602	937
Exchange differences on loans to investees	256	98	11
Other expenses	*) —	*) —	6

Total expenses	946	768	1,020

Income (loss) before taxes on income	49	(228)	(265)
Taxes on income (tax benefit)	(54)	(12)	4

Net income (loss) attributed to the Company	103	(216)	(269)

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities of the Company:
Net income (loss) attributed to the Company	103	(216)	(269)

Adjustments required to present net cash provided by (used in) operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	2	1	1
Dividend income	(113)	(99)	(80)
Finance expenses (income), net	(13)	262	281
Cost of share-based payment	10	4	7
Taxes on income (tax benefit)	(54)	(12)	4

	(168)	156	213

Changes in assets and liabilities of the Company:
Decrease (increase) in other accounts receivable	(4)	(11)	28
Increase (decrease) in trade payables and other accounts payable	—	6	(55)

	(4)	(5)	(27)

Cash paid and received during the year by the Company for:
Interest paid	(491)	(661)	(261)
Interest received (Note 37d)	191	1	2
Interest received from subsidiaries	233	303	280
Taxes paid	(33)	(2)	(4)
Dividends received from subsidiaries	113	99	80

	13	(260)	97

Net cash provided by (used in) operating activities of the Company	(56)	(325)	14

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows (Cont.)

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from investing activities of the Company:
Acquisition of fixed assets	(2)	(1)	(2)
Investments in subsidiaries	(1,200)	(248)	(303)
Redemption of preferred shares of subsidiary	231	—	—
Loans repaid by (granted to) subsidiaries, net	212	150	(227)
Proceeds from sale of convertible debenture of subsidiary	—	208	—
Investment in available for sale marketable securities	(105)	—	—
Repayment of loan granted	—	—	5
Repayment of deposit	—	—	4

Net cash provided by (used in) investing activities of the Company	(864)	109	(523)

Cash flows from financing activities of the Company:
Issue of shares (less issue expenses)	489	—	313
Exercise of stock options into shares	*) —	3	2
Repayment of loans for purchase of company shares	*) —	*) —	4
Dividends paid to equity holders of the Company	(298)	(264)	(241)
Issue of debentures (less issue expenses)	1,670	1,676	446
Repayment and early redemption of debentures	(885)	(786)	(233)
Receipt (repayment) of long-term credit facilities from banks, net	(753)	(314)	897
Unwinding of hedging transactions (Note 37d)	392	—	—

Net cash provided by financing activities of the Company	615	315	1,188

Exchange differences on balance of cash and cash equivalents	(1)	(11)	(22)

Increase (decrease) in cash and cash equivalents	(306)	88	657
Cash and cash equivalents at the beginning of year	780	692	35

Cash and cash equivalents at the end of year	474	780	692

Significant non-cash activities of the Company:
Exchange of loan granted to subsidiaries for capital issuance	214	373	347

Redemption of capital note of an subsidiary	—	180	—

Redemption of preferred shares of subsidiary against loan repayment	—	—	50

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note A – Basis of presentation -

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

Note B – Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2013	2012
	NIS in millions
Loans from banks and others (1) (3)	1,154	2,118
Debentures (2) (3)	10,464	9,098

	11,618	11,216

(1)	Composition of banks credit

	Effective	December 31
	interest	2013	2012
Denomination	%	NIS in millions
In NIS—unlinked	—	—	200
In U.S.$	—	—	125
In U.S.$	5.52%	266	286
In C$	2.40%	1	—
In €	2.72%	908	1,520

		1,175	2,131
Less—deferred finance costs		(21)	13

		1,154	2,118

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note B – Non-current liabilities (Cont.) -

(2)	Composition of debentures

		Effective		Carrying amount
		interest	Coupon	December 31
	Denomination	rate	rate	2013	2012
		%	%	NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	158	212
Debentures (series B) **)		€2.50	2.39	149	307
Debentures (series C)	CPI	4.88	4.95	1,125	1,265
Debentures (series D)	CPI	5.02	5.10	2,466	2,421
Debentures (series E) **)	NIS	2.08	1.58	545	543
Debentures (series F)	NIS	6.73	6.40	565	847
Debentures (series I)	CPI	5.58	5.30	1,444	1,668
Debentures (series J) *)	CPI	5.76	6.50	861	850
Debentures (series K)	CPI	4.35	5.35	2,961	1,716
Debenture (series L)	CPI	4.14	4.00	446	—

				10,720	9,829
Less—current maturities of debentures				256	731

				10,464	9,098

*)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,127 million.
**)	Floating interest rate.

(3)	Maturities

	Loans from banks and others	Debentures
	NIS in millions
Year 1—current maturities	—	256
Year 2	—	975
Year 3	11	974
Year 4	11	761
Year 5	452	1,388
Year 6 and thereafter	680	6,366

	1,154	10,720

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note C – Contingent liabilities -

The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including non-listed debentures) as of the reporting date amounts to NIS 1,305 million.

As of the reporting date, total debt of the wholly-owned subsidiaries which is guaranteed by the Company amounts to NIS 373 million.

As for legal claims, refer to Note 26d above. As for disputed VAT assessments, refer to Note 25k above.

Note D – Dividends from subsidiaries -

Dividends declared and received from subsidiary:

	Year ended December 31
	2013	2012	2011
	NIS in millions
Citycon OYJ	113	99	80

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2013 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2013	2012	Note		in Note
	%
Equity One Inc. *)	*) 45.2	*) 45.5	(3)	USA	9d
First Capital Realty Inc.	45.2	45.6	(3)	Canada	9e
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit America Inc.	100	100	(3)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	49.3	48.8	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9i
Gazit Brazil Ltda.	100	100	(3)	Brazil	9i
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	39.8	34.5	(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	82.5	75	(2)	Israel	9i
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	73.9	73.9	(5)	Israel	9g

(1)	The list does not include companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd..
*)	The interest in voting rights as of December 31, 2013 and 2012 is 45.1%.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2013

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted average (1) year of construction	Weighted average (2) year of acquisition
Equity One (3)
South Florida	42	3,607	369	1982	2002
North Florida	27	1,358	78	1987	2002
Southeast U.S. (excluding Florida)	28	1,206	48	1986	2004
Northeast U.S.	25	3,878	441	1987	2010
West Coast	12	3,107	572	1979	2011

Subtotal Equity One	134	13,156	1,508
First Capital
Central (Ontario)	60	9,371	1,757	2008	2007
East (mainly Quebec)	53	4,770	766	2006	2007
West (mainly British Columbia and Alberta)	47	8,074	1,751	2007	2006

Subtotal First Capital	160	22,215	4,274
Citycon
Finland	54	7,873	—	1988	2003
Sweden	11	3,444	49	1967	2006
Other (Baltic countries/Denmark)	5	1,636	—	1997	2008

Subtotal Citycon	70	12,953	49
ProMed Properties—U.S. (4)	16	1,935	1,012	1967	2009
Gazit Israel	11	2,387	1,186	2003	2006
Gazit Germany	7	865	509	1996	2007
Gazit Brazil	4	334	—	2001	2010
Other	1	13	5	1998	1998

Subtotal—operating investment property	403	53,858	8,543
Investment property under development	9	1,511	160
Land for future development (5)	—	1,030	38

Grand total	412	56,399	8,741

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements-

NIS in millions
Properties classified as held for sale (including NIS 62 million of land)	611
Investment property	53,309
Investment property under development and Land	2,479

56,399

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were redeveloped, renovated or expanded, the construction date used is the year in which the applicable construction, renovation or expansion was completed.
2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital’s properties that were purchased in assemblies, the acquisition date used is the most recent year of acquisition.
3	Excludes properties owned by equity-accounted joint ventures.
4	Medical offices buildings.
5	Includes NIS 62 million of land presented under assets held for sale.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Gazit-Globe Ltd.:

We have audited, before the effects of the adjustments discussed in Note 3 thereto, the consolidated financial statements of First Capital Realty Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year ended December 31, 2011, and a summary of significant accounting policies and other explanatory information, (these consolidated financial statements before the effects of the adjustments discussed in Note 3 to the consolidated financial statements are not presented herein).

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

Opinion

In our opinion, the consolidated financial statements, before the effects of the adjustments discussed in Note 3 thereto, present fairly, in all material respects, the financial performance and cash flows of First Capital Realty Inc. and subsidiaries for the year ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. We were not engaged to audit, review, or apply any procedures to the adjustments discussed in Note 3 to the consolidated financial statements to retrospectively apply the changes in accounting and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ DELOITTE LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Toronto, Canada

March 15, 2012

Atrium European Real Estate Limited

Consolidated Financial Statements 2013

ATRIUM EUROPEAN REAL ESTATE LIMITED

Contents

1.	Consolidated Financial Statements	3

	Notes to the Financial Statements	8

2.	Independent Auditor’s Report	75

ATRIUM EUROPEAN REAL ESTATE LIMITED

1. Consolidated Financial Statements

Consolidated Statement of Financial Position as at 31 December 2013

		2013		2012
	Note	€’000	€’000	€’000	€’000
Assets
Non-current assets
Standing investments	1.4	2,356,164		2,185,336
Developments and land	1.5	583,637		538,395
Property, plant and equipment	1.6	3,402		3,111
			2,943,203		2,726,842
Intangible assets and goodwill	1.7	14,737		16,483
Equity-accounted investees	1.8	—		1,455
Deferred tax assets	1.9	9,067		8,742
Long term loans	1.10	8,114		36,592
Other assets	1.11	19,986		27,003
			51,904		90,275
Current assets
Inventory		—		2,214
Receivables from tenants*	1.12	13,773		15,018
Prepayments	1.13	12,097		12,504
Other receivables	1.14	14,584		8,658
Income tax receivable		3,068		2,168
Cash and cash equivalents	1.15	305,577		207,843
			349,099		248,405
Total assets			3,344,206		3,065,522
Equity and liabilities
Equity
Stated capital	1.16	2,760,335		2,836,658
Other reserves	1.17	(5,176)		(9,562)
Retained earnings		(389,542)		(457,158)
Currency translation reserve		(97,588)		(85,505)
Non-controlling interest		(740)		(3,061)
			2,267,289		2,281,372
Non-current liabilities
Long term borrowings	1.18	798,044		462,075
Derivatives	1.19	11,756		17,828
Provisions		2,569		1,000
Deferred tax liabilities	1.20	111,562		98,775
Long term liabilities from finance leases	1.21	46,040		47,320
Other long term liabilities	1.22	21,537		19,730
			991,508		646,728
Current liabilities
Trade and other payables*	1.23	37,139		35,359
Accrued expenditure	1.24	42,291		26,131
Short term borrowings	1.18	5,511		74,986
Income tax payable		468		946
			85,409		137,422
Total equity and liabilities			3,344,206		3,065,522

The financial statements were approved and authorised for issue by the Board of Directors on 11 March 2014 and were duly signed on the Board’s behalf by Rachel Lavine, Chief Executive Officer and Chaim Katzman, Chairman.

* 31/12/2012 balances have been reclassified, see note 1.3

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Income Statement for the year ended 31 December 2013

		2013		2012
	Note	€’000	€’000	€’000	€’000
Gross rental income	1.25	203,455		193,475
Service charge income	1.26	77,031		73,762
Net property expenses	1.27	(89,653)		(85,958)
Net rental income			190,833		181,279
Net result on disposals		1,376		793
Costs connected with developments		(5,146)		(6,161)
Revaluation of investment properties	1.4, 1.5	(21,286)		(4,961)
Other depreciation, amortisation and impairments	1.28	(6,966)		(1,835)
Administrative expenses	1.29	(25,286)		(29,125)
Net operating profit			133,525		139,990
Interest income	1.30	2,505		3,883
Interest expense	1.30	(31,576)		(23,103)
Other financial income/(expenses)	1.31	(13,854)		(4,697)
Profit before taxation			90,600		116,073
Taxation charge for the year	1.32	(14,722)		(19,898)
Profit after taxation for the year			75,878		96,175
Attributable to:
Owners of the parent		75,936		98,712
Non-controlling interest		(58)		(2,537)
			75,878		96,175
Basic and diluted earnings per share in €cents, attributable to shareholders	1.33		20.3		26.4

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Statement of Comprehensive Income for the year ended 31 December 2013

	2013		2012
	€’000	€’000	€’000	€’000
Profit for the year	75,878		96,175
Items that may be reclassified subsequently to income statement:
Exchange differences arising on translation of foreign operations (net of deferred tax)	(12,083)		(1,108)
Movements in hedging reserves (net of deferred tax)	4,919		(7,102)
Total comprehensive income for the year		68,714		87,965
Attributable to:
Owners of the parent	68,772		90,498
Non-controlling interest	(58)	68,714	(2,533)	87,965

ATRIUM EUROPEAN REAL ESTATE LIMITED

Consolidated Cash Flow Statement for the year ended 31 December 2013

		2013	2012
	Note	€’000	€’000
Cash flows from operating activities
Profit before taxation		90,600	116,073
Adjustments for:
Other depreciation, amortisation and impairments		6,966	1,835
Revaluation of investment properties		21,286	4,961
Foreign exchange loss/(gain)		5,810	(7,860)
Change in provisions and share based payments		1,114	1,718
Profit from disposal of investment properties and inventory		(1,376)	(793)
Impairment loss on financial assets and other financial expenses		7,787	16,013
Profit on purchase of financial liabilities		—	(4,477)
Interest expense		31,576	23,103
Interest income		(2,505)	(3,883)
Operating cash flows before working capital changes		161,258	146,690
Decrease in trade and other receivables		1,646	1,290
Decrease in prepayments		463	2,273
Decrease in inventory		1,136	—
Decrease in trade and other payables		(7,764)	(4,215)
Increase in accrued expenditure		8,603	5,318
Cash generated from operations		165,342	151,356
Interest paid		(21,581)	(23,876)
Interest received		500	547
Corporation taxes paid		(3,663)	(1,534)
Net cash generated from operating activities		140,598	126,493
Cash flows from investing activities
Payments related to investment properties and other assets		(226,777)	(47,872)
Proceeds from the disposal of investment properties		9,617	1,006
Deconsolidation of subsidiary	1.15	—	(417)
Payment related to other financial assets		—	(273)
Acquisition of subsidiaries net of cash acquired	1.15	(211)	—
Net cash used in investing activities		(217,371)	(47,556)
Net cash flow before financing activities		(76,773)	78,937
Cash flows from financing activities
Proceeds from issuance of share capital		908	814
Repayments of long term loans		(78,655)	(74,304)
Receipt of long term loans		345,776	48,784
Payments for land leases		(7,560)	(8,103)
Purchase of non-controlling interest		(5,941)	(9,409)
Dividends paid		(78,624)	(63,431)
Net cash generated/(used) in financing activities		175,904	(105,649)
Net increase (decrease) in cash and cash equivalents		99,131	(26,712)
Cash and cash equivalents at the beginning of year		207,843	234,924
Effect of exchange rate fluctuations on cash held		(1,397)	(369)
Cash and cash equivalents at the end of year	1.15	305,577	207,843

Consolidated Statement of Changes in Equity for the year ended 31 December 2013

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation reserve	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Balance as at 1 January 2013		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372
Total comprehensive income		—	—	4,919	75,936	(12,083)	68,772	(58)	68,714
Transactions with owners
Share based payment	1.17	—	690	—	—	—	690	—	690
Issuance of no par value shares	1.17	2,301	(1,223)	—	—	—	1,078	—	1,078
Dividends	1.16	(78,624)	—	—	—	—	(78,624)	—	(78,624)
Acquisition of non-controlling interest		—	—	—	(8,320)	—	(8,320)	2,379	(5,941)
Balance as at 31 December 2013		2,760,335	4,346	(9,522)	(389,542)	(97,588)	2,268,029	(740)	2,267,289

		Stated capital	Other reserves	Hedging reserves	Retained earnings	Currency translation reserve	Equity attributable to controlling shareholders	Non- controlling interest	Total equity
		€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000

Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(7,102)	98,712	(1,112)	90,498	(2,533)	87,965
Transactions with owners
Share based payment	1.17	—	1,465	—	—	—	1,465	—	1,465
Issuance of no par value shares	1.17	971	(157)	—	—	—	814	—	814
Dividends	1.16	(63,431)	—	—	—	—	(63,431)	—	(63,431)
Deconsolidated non-controlling interest		—	—	—	—	—	—	(540)	(540)
Acquisition of non-controlling interest		—	—	—	(24,739)	—	(24,739)	15,295	(9,444)
Balance as at 31 December 2012		2,836,658	4,879	(14,441)	(457,158)	(85,505)	2,284,433	(3,061)	2,281,372

Notes to the Financial Statements

1.1	Reporting entity

Atrium European Real Estate Limited (“Atrium” or “the Company”) is a company incorporated and domiciled in Jersey. Its registered office is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands and its business address in Jersey is Lister House Chambers, 35 The Parade, St Helier, Jersey, Channel Islands.

The consolidated financial statements of Atrium as at and for the year ended 31 December 2013 comprise Atrium and its subsidiaries (the “Group”) and its interest in associates.

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

Functional and presentation currency

These financial statements are presented in euros (“€”), which is considered by the Board of Directors to be the appropriate presentation currency due to the fact that the majority of the transactions of the Group are denominated in or based on this currency. All financial information presented in euros has been rounded to the nearest thousand, unless stated otherwise.

The individual financial statements of each of the Group entities use the currency of the primary economic environment in which the entity operates as its functional currency. The currency in which the entity generates rental income is the primary driver determining the functional currency of that entity, but other cash flows are also taken into account.

The euro has been determined to be the functional currency for the Group companies, except for certain subsidiaries in the Czech Republic, which use the Czech Koruna (“CZK”) as their functional currency and for certain subsidiaries in Cyprus, which use the US dollars (“USD”) as their functional currency.

ATRIUM EUROPEAN REAL ESTATE LIMITED

New standards, amendments to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRSs as at 1 January 2013:

•	IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation - Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The new standard does not include a change in the consolidation procedures. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures (2011). IFRS 11 distinguishes between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. An entity holding a joint operation will recognise its share in the assets, the liabilities, revenues and costs. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. An entity holding a joint venture will represent its investment in it using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures (2011). The standard did not have an impact on the Group’s financial statements.

•	IFRS 12 Disclosure of Interests in Other Entities covers disclosures for entities reporting under IFRS 10 Consolidated Financial Statements and IFRS 11 Joint Arrangements replacing those in IAS 28 Investments in Associates and Joint Ventures (2011) and IAS 27 Separate Financial Statements (2011). Entities are required to disclose information that helps financial statement readers evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries, associates and joint arrangements and in unconsolidated structured entities. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 13 Fair Value Measurement which sets out a single IFRS framework for defining and measuring fair value and requiring disclosures about fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 determines that an entity shall use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. It does not require fair value measurements in addition to those already required or permitted by other IFRSs and is not intended to establish valuation standards or affect valuation practices outside financial reporting. The standard did not have a material impact on the measurement of fair value; however additional disclosures have been presented in the notes to the financial statements.

•	IAS 28 Investments in Associates and Joint Ventures covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged. The standard did not have a material impact on the Group’s financial statements.

•	IFRS 7 Financial Instruments: Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011) amends the required disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position. The standard did not have a material impact on the Group’s financial statements.

ATRIUM EUROPEAN REAL ESTATE LIMITED

New standards, amendments to and interpretations of existing standards that are not yet effective and have not been adopted by the Group early

•	IFRS 9 Financial Instruments. In November 2009, the IASB issued IFRS 9, as a first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement (the standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier). IFRS 9 (2009) retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortised cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRS 9 Financial Instruments (Amendments, October 2010) adds the requirements related to classification and measurement of financial liabilities, and derecognition of financial assets and liabilities to the version issued in November 2009. It also includes those paragraphs of IAS 39 dealing with how to measure fair value and accounting for derivatives embedded in a contract that contains a host that is not a financial asset, as well as the requirements of IFRIC 9 Reassessment of Embedded Derivatives. The standard will not be effective before 1 January 2017 with the final effective date being determined by the IASB when other parts of IFRS 9 are finalised but may be applied earlier. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IAS 32 Financial Instruments: Presentation-Offsetting Financial Assets and Financial Liabilities (Amendments, December 2011). The amendments stipulate the specific conditions which allow a net presentation of financial assets and liabilities. The amendments should be applied retrospecively commencing from the financial statements for periods beginning on or after 1 January 2014. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

•	IFRIC Interpretation 21 “Levies” clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered on reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The IFRIC does not apply to accounting for income taxes, fines and penalties or the acquisition of assets from governments. IFRIC 21 is effective for annual periods beginning on or after January 1 2014. The Group is currently reviewing the standard to determine its effect on the Group’s financial statements.

Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses in the reporting period. The estimates and associated assumptions are based on historical experience and other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying accounting policies

The following are critical judgements that management have made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements:

•	Acquisition of subsidiaries that are not business combinations - When acquiring a subsidiary, management considers whether the acquisition represents a business combination pursuant to IFRS 3. The following criteria which indicate an acquisition of a business are considered: the number of properties acquired, the extent to which strategic management processes and operational processes are acquired and the complexity of the processes acquired.

•	Income tax - In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes Atrium to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Key sources of estimation uncertainty

The following are the key assumptions and key sources of estimation uncertainty at the end of the reporting period, that have a significant effect on the amounts recognised in the financial statements:

•	Fair value measurements and valuation processes - Standing investments, developments and land and derivatives are presented at fair value in the statement of financial position. Management determines the appropriate valuation techniques and inputs for the fair value measurements. Information about the valuation techniques and inputs used in determining the fair values are disclosed in note 1.36.

•	Deferred tax assets - Deferred tax assets are recognised for unused carry-forward tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against losses which can be utilised. Significant estimates are required to determine the amount of deferred tax assets that can be recognised, on the basis of the likely timing and level of future taxable profits together with future tax planning strategies. Further information is provided in Note 1.9.

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	Legal proceedings – The Group regularly monitors developments in on-going legal proceedings, to which it is a party, when developments in legal proceedings are noted and at each reporting date in order to assess and determine the need for possible provisions and disclosures in its financial statements. When assessing whether a specific case requires a provision (including the amount), the main factors considered by the Group are: the Group’s potential financial exposure, the assessments and recommendations of the Group’s external legal advisers regarding the Group’s position, the stage of the proceedings and the anticipated amount of time it will take before a final and binding decision is delivered, as well as the Group’s past experience of similar cases.

1.3	Significant accounting policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements, except for newly effective standards as described above and have been applied consistently by entities within the Group.

Certain comparative amounts in the consolidated statement of financial position have been reclassified from those initially reported in order to conform to the current year presentation, for further details see notes 1.12 and 1.23.

Basis of consolidation

Subsidiaries

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled, directly or indirectly, by the Company (subsidiaries). The Group controls an entity when the Group is exposed to, or has the rights to, variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing control, the Group considers its potential voting rights as well as the potential voting rights held by other parties, to determine whether it has power. Those potential voting rights are considered only if the rights are substantive. The Company must have the practical ability to exercise those rights. The consolidation of the financial statements commences on the date on which control is obtained and ends on the date such control ceases. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Group.

For the purposes of the consolidation, all inter-company transactions, balances, income and expenses are eliminated.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement and the consolidated statement of comprehensive income from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Non-controlling interest

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ proportion of the net assets or the net identifiable assets on the acquisition of the subsidiaries, adjusted subsequently for their proportionate interest in the comprehensive income or loss of the subsidiaries and dividends distributed. The non-controlling interests are presented as equity separately from the equity attributable to the shareholders of the Company.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The acquisition of non-controlling interests by the Group is recorded against a decrease or an increase in equity. On disposal of rights in a subsidiary that does not result in a loss of control, an increase or a decrease in equity is recognised as the amount of the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary which has been added to the Group’s equity, also taking into account the disposal of goodwill in a subsidiary, if any, and amounts which have been recognised in other comprehensive income, if any, based on the decrease in the interests in the subsidiary. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Loss of control

On the loss of control, the Group derecognises the assets and liabilities of the subsidiary, any non-controlling interests and other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognised in the consolidated income statement. If the Group retains any interest in the previous subsidiary, then such interest is measured at fair value as at the date the control is lost. Subsequently, that retained interest is accounted for using the equity method if significant influence is retained.

Acquisitions of subsidiaries that are not business combinations

On the acquisition of subsidiaries and operations that do not constitute a business, the acquisition consideration is allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes. Non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributable costs are recognised as part of the acquisition cost.

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

Consolidation group

The Group consists of Atrium and the following entities at 31 December 2013:

Company name	Country	Ownership
SOFIA PARK EAD	Bulgaria	100%
ABERGAVENNY INVESTMENTS LIMITED	Cyprus	70%
ATTILO HOLDINGS LIMITED	Cyprus	100%
BROADVALE HOLDINGS LIMITED	Cyprus	100%
DALSEN SERVICES LIMITED	Cyprus	90%
DANELDEN ENTERPRISES LIMITED	Cyprus	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

ETHERLAND INVESTMENTS LIMITED	Cyprus	100%
MALL GALLERY 1 LIMITED*	Cyprus	63%
MALL GALLERY 2 LIMITED	Cyprus	100%
MD CE HOLDING LIMITED	Cyprus	100%
MD REAL ESTATE MANAGEMENT LTD	Cyprus	100%
MD RUSSIA HOLDING LIMITED	Cyprus	100%
MD TIME HOLDING LIMITED	Cyprus	100%
NOKITON INVESTMENTS LIMITED	Cyprus	100%
PATTONGATE TRADING LIMITED	Cyprus	100%
ATRIUM ALFA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM BETA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM DELTA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM FLÓRA A.S	Czech Republic	100%
ATRIUM GAMMA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM KAPPA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM LAMBDA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM OSTRAVA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM PARDUBICE CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM SIGMA CZECH REPUBLIC S.R.O.	Czech Republic	100%
ATRIUM ZLÍN CZECH REPUBLIC S.R.O.	Czech Republic	100%
EURO MALL BRNO REAL ESTATE S.R.O.	Czech Republic	100%
FLÓRA-SEN S.R.O.	Czech Republic	100%
MANHATTAN DEVELOPMENT S.R.O.	Czech Republic	100%
MANHATTAN REAL ESTATE MANAGEMENT S.R.O.	Czech Republic	100%
VEVEŘÍ CENTRE S.R.O.	Czech Republic	100%
FORAS HOLDING A/S	Denmark	100%
POLONIACO APS	Denmark	100%
EUROPE & CO LLC	Georgia	100%
ATRIUM ALPHA LLC	Georgia	100%
ALFA - PIAC KFT.	Hungary	100%
ATRIUM ALFA HU KFT.	Hungary	100%
ATRIUM BETA HU KFT.	Hungary	100%
MAGNUM HUNGARIA INVEST KFT.	Hungary	100%
MANHATTAN DEVELOPMENT ALFA KFT.	Hungary	100%
MANHATTAN DEVELOPMENT GLOBAL KFT.	Hungary	100%
MANHATTAN DEVELOPMENT INVEST KFT.	Hungary	100%
MANHATTAN DEVELOPMENT KFT.	Hungary	100%
MANHATTAN DEVELOPMENT PROJEKT KFT.	Hungary	100%
MANHATTAN DEVELOPMENT PROPERTY KFT.	Hungary	100%
MANHATTAN DEVELOPMENT TANNE KFT.	Hungary	100%
MANHATTAN REAL ESTATE MANAGEMENT KFT.	Hungary	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

THESIS SRL	Italy	100%
ATRIUM EUROPEAN REAL ESTATE NOMINEES LIMITED	Jersey	100%
ATRIUM TREASURY SERVICES LIMITED	Jersey	100%
SIA MANHATTAN REAL ESTATE MANAGEMENT	Latvia	100%
SIA MD GALERIJA AZUR	Latvia	100%
HEDAN S.A.	Luxemburg	100%
ATRIUM EUROPE B.V.	Netherlands	100%
ATRIUM EUROPEAN COÖPERATIEF U.A.	Netherlands	100%
ATRIUM EUROPEAN MANAGEMENT N.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 1 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 2 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 3 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 4 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 5 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 6 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 7 B.V.	Netherlands	100%
ATRIUM HUNGARIAN HOLDING 8 B.V.	Netherlands	100%
ATRIUM RUSSIAN HOLDING 1 B.V.	Netherlands	100%
ATRIUM RUSSIAN HOLDING 2 B.V.	Netherlands	100%
ATRIUM TURKEY ADANA BOSSA B.V.	Netherlands	100%
ATRIUM TURKEY B.V.	Netherlands	100%
ATRIUM TURKEY GOETZTEPE B.V.	Netherlands	100%
ATRIUM TURKEY KAHRAMANMARAS B.V.	Netherlands	100%
ATRIUM TURKEY SAMSUN B.V.	Netherlands	100%
ATRIUM TURKEY URFA B.V.	Netherlands	100%
MORNING RISE B.V.	Netherlands	100%
A1 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A4 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A5 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A6 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A7 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A8 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A9 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A16 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A17 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A18 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A19 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
A20 ALLANITE COMPANY SP. Z O.O. S.K.A.	Poland	100%
AGROMEX DEVELOPMENT SP. Z O.O.	Poland	100%
ALLEGRA INVESTMENTS SP. Z O.O.	Poland	100%
ATRIUM BIAŁA SP. Z O.O.	Poland	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

ATRIUM COPERNICUS SP. Z O.O.**	Poland	100%
ATRIUM COPERNICUS 2 SP. Z O.O.**	Poland	100%
ATRIUM DOMINIKANSKA SP. Z O.O.**,***	Poland	100%
ATRIUM FELICITY SP. Z O.O.	Poland	100%
ATRIUM GDAŃSK 3 SP. Z O.O.**	Poland	100%
ATRIUM KALISZ 2 SP. Z O.O.**	Poland	100%
ATRIUM KOSZALIN SP. Z O.O.	Poland	100%
ATRIUM PLEJADA SP. Z O.O.	Poland	100%
ATRIUM POLAND 1 SP. Z O.O.	Poland	100%
ATRIUM POLAND 2 SP. Z O.O.	Poland	100%
ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O	Poland	100%
ATRIUM PROMENADA SP. Z O.O.**	Poland	100%
ATRIUM TARGÓWEK SP. Z O.O.	Poland	100%
ATRIUM REDUTA SP. Z O.O.	Poland	100%
CENTRUM HANDLOWE NEPTUNCITY SP. Z O.O.	Poland	100%
EURO MALL POLSKA XVI SP. Z O.O.	Poland	100%
EURO MALL POLSKA XIX SP. Z O.O.	Poland	100%
FORAS TARGÓWEK SP. Z O.O.	Poland	100%
GALERIA NA WYSPIE SP. Z O.O.	Poland	100%
INVESTIM SP. Z O.O.	Poland	100%
IPOPEMA 77 FIZ	Poland	100%
L.P.H. SP. Z O.O.	Poland	100%
MANHATTAN DEVELOPMENT SP. Z O.O.	Poland	100%
MD JASTRZEBIE ZDROJ SP. Z O.O.	Poland	100%
MD POLAND II SP. Z O.O.	Poland	100%
MD POLAND III SP. Z O.O.	Poland	100%
PROJEKT ECHO-35 SP. Z O.O.	Poland	100%
WIOSENNY ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O. S.K.A.	Poland	100%
ZIELONY ATRIUM POLAND REAL ESTATE MANAGEMENT SP. Z O.O. S.K.A.	Poland	100%
ATRIUM ROMANIA REAL ESTATE MANAGEMENT SRL	Romania	100%
LAND DEVELOPMENT PROIECT SRL	Romania	100%
PROPERTY DEVELOPMENT ONE SRL	Romania	100%
PROPERTY DEVELOPMENT TWO SRL	Romania	100%
OOO BUGRY	Russia	100%
OOO DELTA	Russia	100%
OOO ENGINEERICS*	Russia	63%
OOO EVEREST	Russia	100%
OOO MALL MANAGEMENT	Russia	100%
OOO MANHATTAN BRATEEVO	Russia	100%
OOO MANHATTAN DEVELOPMENT	Russia	100%
OOO MANHATTAN REAL ESTATE MANAGEMENT	Russia	100%

ATRIUM EUROPEAN REAL ESTATE LIMITED

OOO MANHATTAN SIGNALNY	Russia	100%
OOO MANHATTAN YEKATERINBURG	Russia	100%
OOO MD TOGLIATTI	Russia	100%
OOO RETAIL TOGLIATTI	Russia	100%
OOO SODRUZHESTVO	Russia	100%
OOO ZVEZDNYI GOROD	Russia	100%
OOO DIALOG	Russia	100%
ZAO MEGAPOLIS	Russia	100%
ZAO NAUTILUS	Russia	100%
ZAO PATERA	Russia	100%
ZAO UNIVERSAL-URAL	Russia	51%
MANHATTAN DEVELOPMENT SK A.S.	Slovakia	100%
MANHATTAN REAL ESTATE MANAGEMENT SK S.R.O.	Slovakia	100%
PALM CORP S.R.O.	Slovakia	100%
SLOVAK INVESTMENT GROUP A.S.	Slovakia	100%
ATRIUM EUROPEAN REAL ESTATE SPAIN S.L.U.	Spain	100%
TRETTIOENCORP AB	Sweden	100%
BALCOVA GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
ISTMAR TEM GAYRIMENKUL YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MANHATTAN GAYRIMENKUL YÖNETIMI LIMITED SIRKETI	Turkey	100%
MEL 1 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
MEL 6 GAYRIMENKUL GELISTIRME YATIRIM INSAAT VE TICARET A.S.	Turkey	100%
A.KHARKIV 1 LLC	Ukraine	99.9%
A.KHARKIV 2 LLC	Ukraine	99.9%
A.KHARKIV 3 LLC	Ukraine	99.9%
A.KYIV LLC	Ukraine	100%
ENGINEERICS UKRAINE LLC*	Ukraine	100%
OJSC IPODROM	Ukraine	100%
VORONTSOVSKI VEZHI LLC	Ukraine	70%

*	These entities are equity accounted for as at 31 December 2013. OOO Engineerics and Engineerics Ukraine llc are held by Mall Gallery 1Llimited
**	Companies renamed during 2013:

•	Atrium Copernicus Sp. z o.o. previously Galeria Copernicus Toruń Sp. z o.o.

•	Atrium Copernicus 2 Sp. z o.o. previously Galeria Copernicus Toruń 2 Sp. z o.o.

•	Atrium Dominikanska Sp. z o.o. previously Atrium Poland 3 Sp. z o.o.

•	Atrium Gdańsk 3 Sp. z o.o. previously Euro Mall Polska XX Sp. z o.o.

•	Atrium Kalisz 2 Sp. z o.o. previously Progres 77 Sp. z o.o.

•	Atrium Promenada Sp. z o.o. previously MD Poland I Sp. z o.o.

***	IlwroJoint Venture Sp. z o.o was mergen into Atrium Dominikanska Sp. z o.o .in December 2013

ATRIUM EUROPEAN REAL ESTATE LIMITED

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of Group entities at the foreign exchange rate prevailing as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies as at the reporting date are translated into the functional currency at the foreign exchange rate prevailing as at that date. Non monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the transaction. Non monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into the functional currency at the foreign exchange rates prevailing as at the dates the fair values are determined.

Foreign currency exchange gains and losses resulting from the settlement of foreign currency transactions and balances and from the translation at year-end exchange rates are recognised in the consolidated income statement.

Foreign operations

On consolidation, the assets and liabilities of the Group’s foreign entities with a functional currency that differ from the presentation currency are translated into euros at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period.

The exchange differences that arise from the translation of the statement of financial position and the consolidated income statement from the functional to the presentation currency are recognised in other comprehensive income and presented as a separate component of equity until the disposal of the foreign entity, when the cumulative amount in equity is reclassified to the consolidated income statement as part of the gain or loss on disposal. When the Group disposes of only part of its interest in a subsidiary that includes a foreign operation while retaining control, the relevant proportion of the cumulative amount is attributed to non-controlling interest. When the Group disposes of only part of its investment in an associate that includes a foreign operation while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to the consolidated income statement. If the foreign operation is a non-wholly owned subsidiary then the relevant proportion of the translation difference is allocated to non-controlling interests. Exchange differences arising on items, which in substance form part of the net investment in a foreign entity, are also presented in the statement of comprehensive income and as a separate component of equity until the disposal of the net investment.

Standing investments

Standing investments comprise properties held to earn rental income and land related to those properties. Standing investments are initially measured at cost, including costs directly attributable to the acquisition and, after initial recognition, they are measured at fair value. The fair values of all standing investments were determined based on the valuations received from Cushman & Wakefield and Jones Lang LaSalle. Both are external, independent, international valuation companies and real estate consultants, having an appropriately recognised professional qualification and recent experience in the respective locations and categories of properties being valued. The valuations were prepared in accordance with the Royal Institution of Chartered Surveyors Valuation Standards published by the Royal Institution of Chartered Surveyors (the “Red Book”). For further details see notes 1.4 and 1.36.

ATRIUM EUROPEAN REAL ESTATE LIMITED

When technical improvements or extensions are constructed or added to an existing standing investment, the property will continue to be classified as a standing investment, which is measured at fair value.

Subsequent expenditures are capitalised to the property only if it is probable that the cash outflow will produce future economic benefits and the cost can be measured reliably. The day to day maintenance costs are expensed to the consolidated income statement.

Any gain or loss arising from a change in the fair value of standing investments is recognised in the consolidated income statement under the caption “Revaluation of investment properties”. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euros using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the standing investments in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Developments and land

Developments and land comprise capitalised development costs and land, except for the land on which standing investments are situated. Developments and land are initially recognised at cost which includes directly attributable expenditures and subsequently at fair value with any change therein recognised in the consolidated income statement.

All costs directly associated with the purchase and development of a property and all subsequent capital expenditure that adds to, replaces part of or services the property are capitalised. The Group capitalises borrowing costs if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use have started and expenditure and borrowing costs are incurred. Capitalisation of borrowing costs may continue until the assets are substantially ready for their intended use. Capitalisation ceases when the project has been stopped. The capitalisation rate is determined by reference to the actual rate payable on borrowings for the respective development or by the Group’s average rate.

The commencement of development with a plan or a prior agreement to sell represents a change in use and accordingly the project is transferred from developments to inventories. The development’s deemed cost shall be its fair value at the date of change in use.

The fair value of most of the developments and land as at 31 December 2013 was determined based on valuations received from Cushman & Wakefield, an external, independent, international valuation company. Approximately 32% (2012: 11%) was valued internally. For further details see note 1.5 and 1.36.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Any gain or loss arising from a change in fair value of development and land is recognised in the consolidated income statement under the caption “Revaluation of investment properties”. In the case of entities whose functional currency is the local currency (i.e. not the euro) the revaluation gain/loss in the local currency is converted into euros using the average foreign exchange rate for the period. The remaining foreign exchange difference (being the difference arising from the conversion of the development and land in the statement of financial position at the period end rates and the conversion of the revaluation gain/loss using the average period rate) is recognised in the statement of comprehensive income and in equity as a foreign exchange difference.

Inventory

Inventory developed for sale is recorded at the lower of cost and estimated net realisable value. The inventory is reviewed for impairment on each reporting date. An impairment loss is recognised in net income when the carrying value of the property exceeds its net realisable value. Net realisable value is based on projections of future cash flows. The inventory is presented separately on the consolidated statement of financial position as current assets.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the expected useful life of the assets, which is usually between five and ten years, taking into account the expected residual value at the end of the useful life.

Depreciation is charged on the asset from the date that it is available for use, for the entire useful life of the asset or until the date of its disposal.

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

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the cash-generating units to which goodwill has been allocated. The Group’s cash-generating units are determined on the basis of the countries in which the Group operates. The recoverable amount is the higher amount of the fair value less the cost to sell or the value in use of the cash generating unit. Determination of the value in use requires the Group to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate the present value.

Future cash flows of real estate companies are mainly derived from the cash flows of the standing investment properties and future standing investment properties and are therefore reflected in the fair values of investment properties. Goodwill itself mainly arises due to the recognition of deferred tax liabilities in the course of the purchase price allocation. Therefore, goodwill impairment testing is carried out by comparing the goodwill recognised to the carrying value of deferred tax liabilities per country. Any excess of goodwill over deferred tax liabilities is considered a goodwill impairment loss.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Impairment losses are recognised immediately in the consolidated income statement. Impairment losses in respect of goodwill are not reversed.

Intangible assets

Intangible assets are defined as identifiable, non-monetary assets without physical substance, which are expected to generate future economic benefits. Intangible assets include assets with an estimated useful life greater than one year and, for the Group, primarily comprise software.

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

Non-current assets classified as held for sale

A non-current asset or a group of assets (disposal group) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the assets must be available for immediate sale in their present condition, the Group must be committed to sell, there must be a plan to locate a buyer and it is highly probable that a sale will be completed within one year from the date of classification. The depreciation of the assets ceases on the initial classification date, and they are presented separately in the statement of financial position as current assets, and measured at the lower of their carrying amount and fair value less costs to sell.

Investment property measured at fair value and classified as held for sale, as above, continues to be measured at fair value and is presented separately in the statement of financial position as assets classified as held for sale.

Financial instruments

Financial assets are recognised in the statement of financial position when the group becomes a party to the contractual conditions of the instrument. All financial assets are recognised initially at fair value plus transaction costs, with the exception of financial assets classified at fair value through profit or loss presented at fair value.

The Group’s financial assets are classified as loans and receivables and consist of cash and cash equivalents, loans, receivables from tenants and other receivables with fixed or determinable payments that are not quoted in an active market.

Subsequent to initial recognition, loans and receivables are measured at amortised cost, using the effective interest method, less impairment.

Financial liabilities are classified as financial liabilities at fair value through profit or loss or as other financial liabilities.

•	Financial liabilities at fair value through profit or loss include derivatives as detailed below. Financial liabilities at fair value through profit or loss are presented at fair value. Any profit or loss deriving from changes in fair value is recognised in the consolidated income statement. For further details see note 1.19

ATRIUM EUROPEAN REAL ESTATE LIMITED

•	Other financial liabilities in the Group include borrowings, financial leases, other long term liabilities, trade and other payables, payables related in acquisitions and accrued expenditures.

Other financial liabilities are initially recognised at fair value after the deduction of transactions costs. Subsequent to initial recognition, other financial liabilities are measured on the basis of amortised cost, with financing costs recorded in the consolidated income statement on the basis of the effective interest method.

Other than as described in note 1.36, the Group believes that the carrying amounts of financial assets and liabilities which are carried at amortised cost in the financial statements are deemed not to be significantly different from their fair value. Loans to third parties with a book value of €8.1 million (31 December 2012: €8.1 million) were impaired to reflect the recoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits on demand, and other short term highly liquid assets that are readily convertible to a known amount of cash and are subject to an insignificant risk of change in value.

Financial Derivatives and hedge accounting

The Group holds derivative financial instruments to hedge its interest rate risk exposure.

On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an on-going basis, of whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 80% – 125%.

Derivatives are recognised initially at fair value; any attributable transaction costs are recognised in the consolidated income statement as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in the consolidated income statement. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified to the consolidated income statement.

ATRIUM EUROPEAN REAL ESTATE LIMITED

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

Objective evidence that assets are impaired includes default or delinquency by a debtor, indications that a debtor will enter bankruptcy, adverse changes in the payment status of borrowers or economic conditions that correlate with defaults. An impairment loss is recognised whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the consolidated income statement immediately.

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

Share based payments

Atrium operates Employee Share Option Plans (“ESOP”) under which the Group receives services from key employees selected by the Board in consideration for equity instruments settled in shares. The cost of the ESOP is measured at the fair value of the options granted at the grant date.

The cost of the ESOP is recognised in the consolidated income statement, together with a corresponding increase in equity, over the period in which the service conditions are satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “vesting period”). The cumulative expense, recognised for the ESOP at each reporting date until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately be vested.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Borrowings

Borrowings are recorded as the proceeds received, net of direct issuance costs, and are amortised to the settlement amount using the effective interest method. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis in the consolidated income statement using the effective interest method.

Short term borrowings represent borrowings that are due within 12 months. Long term borrowings represent borrowings due after more than 12 months.

When an element of bonds issued by the Group is repurchased before maturity, the carrying amount of the bond is allocated between the element that continues to be recognised and the element that is derecognised based on the relative fair values of such element on the date of repurchase. The difference between (a) the carrying amount allocated to the element derecognised and (b) the consideration paid is recognised as profit or loss on repurchase of bonds in the consolidated income statement.

Provisions

A provision is recognised when the Group has a legal or constructive obligation as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Liabilities from leases

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. All other leases are classified as operating leases.

At the commencement of the lease term, the leased assets held are measured at their fair value or, if lower, at the present value of the minimum lease payments. Subsequently such assets are measured in analogy to other assets held under the relevant caption (e.g. standing investments and developments and land – at fair value; property, plant and equipment – costs less accumulated depreciation and accumulated impairment losses). The corresponding liability is included in the statement of financial position as a finance lease obligation. The lease payments are apportioned between finance charges and the reduction of the outstanding lease liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Revenue recognition

Revenues are recognised in the consolidated income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income from operating leases is recognised on a straight line basis over the lease term.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Net result on disposals of properties

The net result on disposal of properties is determined as the difference between the sale proceeds and the carrying value of the property and is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Interest income, interest expense and other financial income and expenses

Interest income and expenses are accounted for using the effective interest method.

Other financial income and expenses comprise mainly foreign currency gains and losses, net profit or loss from bond buybacks and the impairment of financial instruments.

Taxation

General

Expenses in respect of taxes on income include all current taxes, as well as the total change in deferred tax balances, except for deferred taxes arising from transactions or events which are applied directly to equity or to comprehensive income. The tax results deriving from a transaction or event recognised directly in equity or in other comprehensive income are also charged directly to equity or to other comprehensive income.

Current tax

Current tax expenses (benefits) are the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Current tax is recognised in the consolidated income statement.

The taxable profit differs from the net loss or profit as reported in the consolidated income statement due to the inclusion or exclusion of income or expense items that are taxable or deductible in different reporting periods or which are not taxable or deductible.

Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets or liabilities in the financial statements and their tax base. Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted on the reporting date. Deferred tax is computed on the total amount of the revaluation adjustment for investment properties.

Deferred tax is recognised in the consolidated income statement except to the extent that it relates to items recognised directly in equity or in other comprehensive income, in which case it is recognised in equity or in other comprehensive income.

A deferred tax asset is recognised on unused tax losses carried forward and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Deferred tax assets are offset against deferred tax liabilities within one entity only if the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Earnings per share

The basic earnings per share is calculated by dividing the earnings attributed to regular company shareholders by a weighted average of the number of regular shares in circulation throughout the reported period.

In order to calculate diluted earnings per share, the earnings attributed to the regular Company shareholders, and the weighted average of the number of shares in circulation, are adjusted on the basis of the influence of all potential regular shares originating from employees options, so long as they lead to dilution relative to the basic profit per share.

Segment reporting

An operating segment is a component of the Group that is engaged in business activities from which it may earn revenues and incur expenses, and whose operating results are regularly reviewed in order to allocate resources to the segment and assess its performance, and for which discrete financial information is available.

The Group has two reportable segments:

•	The standing investment segment includes all commercial real estate held to generate rental income of the Group;

•	The development segment includes all development activities and activities related with land plots.

The reconciling items mainly include holding activities and other items that relate to activities other than the standing investment segment and the development segment.

The Group’s reportable segments are strategic business sectors which carry out different business activities and are managed separately.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reliable basis. The Group evaluates performance of the standing investment segment on the basis of profit or loss from operations before tax excluding foreign exchange gains and losses. The performance of the development segment is evaluated on the basis of expected yield on cost.

Geographical information is based on the geographical locations of the investment properties. The Group operates in the following countries: Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania, Latvia, Turkey, Georgia and Bulgaria. In addition, the Group has its holding, management or other companies in Cyprus, Denmark, Italy, Luxembourg, the Netherlands, Spain, Sweden, Ukraine and the parent company in Jersey.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.4	Standing investments

The current portfolio of standing investments consists of 153 properties (2012: 156); which comprise 22 properties in Poland (2012: 21), 95 properties in the Czech Republic (2012: 98), 3 properties in Slovakia (2012: 3), 7 properties in Russia (2012: 7), 24 properties in Hungary (2012: 25), 1 property in Romania (2012: 1) and 1 property in Latvia (2012: 1).

A roll forward of the total standing investments portfolio is provided in the table below:

Standing investments	2013	2012
	€’000	€’000
Balance as at 1 January	2,185,336	2,077,246
Additions - new properties	146,012	—
Additions - technical improvements, extensions	30,811	33,629
Movements - financial leases	4,755	3,861
Transfers from developments and land	877	6,750
Currency translation difference	(18,660)	5,317
Revaluation of standing investments	14,712	58,533
Disposals	(7,679)	—
Balance as at 31 December	2,356,164	2,185,336

In August 2013, the Group completed the acquisition of Galeria Dominikańska shopping centre in Wroclaw, Poland for an agreed asset value of €151.7 million which was revised for accounting purposes to €146.0 million due to IFRS requirements in respect of deferred taxes at initial recognition and transaction costs. The transaction was accounted for as an asset acquisition rather than a business combination as the shopping centre is located in one of our core markets and therefore Atrium has the ability to manage it, even though an external party will continue the day to day management of the centre, working closely alongside Atrium’s in-house team of retail experts. Furthermore, Atrium has the right to make all strategic decisions and all the incumbent directors are now Atrium’s nominees.

In October 2013, the Group completed the acquisition of an additional 1,966 sqm of gross lettable area in Park House Togliatti, in Russia for a consideration of €3.6 million. Pursuant to the acquisition, Atrium increased its ownership of the building by 4.8% to 78%.

During the year, in the Czech Republic the Group completed the sale of two assets and returned one asset (by electing not to exercise a purchase right at expiry of a finance lease) to its lessor. In addition, during 2013, the group sold a warehouse in Hungary. The net gain resulting from these transactions amounted to €0.4 million.

In 2012, the Group completed the acquisition from cinema operator RCH of its holdings in three of our shopping centres in the Russian towns of Volgograd, Togliatti and Yekaterinburg for a total consideration of €9.3 million. RCH also signed new lease agreements whereby it remained a tenant of the Group at these locations.

ATRIUM EUROPEAN REAL ESTATE LIMITED

During the second half of 2012 Atrium finalised two development projects and transferred them from developments and land to standing investments at fair value of €6.8 million. The two projects include a stand-alone retail box in Gdynia, Poland, handed over to the tenant Media Markt and Phase II of Atrium Galeria Mosty in Plock, Poland.

The total value of land leases was €35.8 million as at 31 December 2013 (2012: €31.8 million).

The yield diversification across the Group’s income producing portfolio is stated in the table below:

Standing investments	EPRA Net initial yield (NIY)
	2013	2012
Poland	6.7%	7.0%
Czech Republic	7.6%	7.8%
Slovakia	7.4%	7.5%
Russia	12.3%	12.6%
Hungary	9.1%	8.8%
Romania	8.9%	8.8%
Latvia	5.5%	2.4%
Average	8.1%	8.3%

For information about the fair value of standing investments, see note 1.36.

Fair value of collateral

As at 31 December 2013, the Group had pledged a total of 19 standing investments (2012: 77) with a fair value of €1,208.3 million (2012: €1,365.9 million) and one development and land plot with a fair value of €1.5 million in favour of bondholders and various commercial banks.

Certain assets have been provided as collateral against bonds 2003, bonds 2005 and bank loans held by the Group. The analysis of assets charged as collateral is as follows:

Standing investments
2013 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	15	872,466	306,954
Czech Republic	2	198,077	113,563
Others*	2	137,730	41,744
Total	19	1,208,273	462,261

2012 Country	No. of collateral	Fair value of collateral €’000	Collateralised bonds and loans €’000
Poland	15	852,576	341,572
Czech Republic	38	301,021	155,974	**
Hungary	20	46,310	—
Others*	4	165,990	46,074
Total	77	1,365,897	543,620

*	In 2013 this represents properties in Slovakia, in 2012 this represents properties in Slovakia and Romania
**	Although the collateral for the 2003 Bond is identified as relating only to the Czech Republic in fact some of the assets pledged are in the Hungary and “Others” fair value collateral balances. We have presented the total value of the bond against the Czech balance as it represents the majority of the collateral value.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.5	Developments and land

The current portfolio of developments and land of the Group consists of 36 projects (31 December 2012: 36).

Developments and land	2013	2012
	€’000	€’000
Balance as at 1 January	538,395	587,351
Additions - cost of land and construction	54,737	26,161
Additions - new properties	28,862	—
Movements - financial leases	2,910	(1,139)
Transfer to inventory	—	(1,744)
Transfer to standing investments	(877)	(6,750)
Disposals	(4,817)	(3,310)
Interest capitalised	799	1,320
Currency translation difference	(374)	—
Revaluation of developments and land	(35,998)	(63,494)
Balance as at 31 December	583,637	538,395

In July 2012, the Group signed definitive contracts with a general contractor for the construction of Atrium Felicity Shopping Centre; our development project in Lublin, Poland. The centre is on target to open on 20 March 2014. The total net incremental costs to complete the project are approximately €24.6 million. In October 2013, the hypermarket component of the project, which was held as an inventory, was sold to a major international food retailer in line with a forward sale agreement concluded in June 2012.

In July 2013, the Group signed agreements with the general contractor for the second phase of the redevelopment of our Atrium Copernicus centre in Torun, Poland. Together with the first phase multi-level car park expansion, the total extension will add an additional 17,300 sqm of GLA and a further 640 parking spaces to the centre upon completion. The total net incremental costs to complete the project are approximately €26.5 million.

In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in three companies, which jointly own a land site in Gdansk, Poland. The initial land acquisition had been previously financed by Atrium and was presented as a long term loan to an associate. Post the share acquisitions and the assumption of control, the land including its associated finance lease is now presented at its fair value. Please also refer to note 1.35.

In November 2013, the Group completed a sale of a 5 hectares land plot which was part of its 40 hectares land plot adjacent to Severniy shopping mall in St Petersburg, Russia, for €5.2 million. The land plot was sold to a major international DIY operator. The transaction resulted in a net gain of €0.5 million.

During the second half of 2012, Atrium finalised two developments projects (Gdynia and Phase II of Atrium Galeria Mosty) and transferred them from developments and land to standing investments at fair value of €6.8 million (Please also refer to note 1.4).

For information about the fair value of developments and land, see note 1.36.

The average capitalisation rate used for capitalisation of borrowing costs was 4.0% for the year 2013 (2012: 4.4%).

The total value of land leases was €17.1 million (2012: €15.5 million) as at 31 December 2013.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.6	Property, plant and equipment

Property, plant and equipment	2013	2012
	€’000	€’000
Cars and motor vehicles	88	114
Office equipment	1,118	899
Other property, plant and equipment	2,196	2,098
Total	3,402	3,111

1.7	Intangible assets and goodwill

Intangible assets and goodwill	2013	2012
	€’000	€’000
Intangible assets	7,120	5,458
Goodwill	7,617	11,025
Total	14,737	16,483

Intangible assets relate mainly to software.

	Intangible assets	Goodwill
	€’000	€’000
Cost
Balance at 1 January 2012	4,574	42,561
Additions	2,699	—
Disposals	(300)	—
Balance at 31 December 2012	6,973	42,561
Additions	2,758	—
Disposals	(87)	—
Foreign exchange differences	(21)	—
Balance at 31 December 2013	9,623	42,561
Accumulated depreciation and impairment
Balance at 1 January 2012	(1,238)	(31,086)
Amortisation	(546)	—
Impairment loss	—	(450)
Disposals	268	—
Balance at 31 December 2012	(1,516)	(31,536)
Amortisation	(1,058)	—
Impairment loss	—	(3,408)
Disposals	48	—
Foreign exchange differences	23	—
Balance at 31 December 2013	(2,503)	(34,944)
Carrying amount	7,120	7,617

ATRIUM EUROPEAN REAL ESTATE LIMITED

Goodwill arose in respect of the following cash generating units:

Cash generating units	2013	2012
	€’000	€’000
Hungary	—	3,408
Poland	3,263	3,263
Russia	2,323	2,323
Slovakia	2,031	2,031
Total	7,617	11,025

The Goodwill in Hungary was impaired to reflect its recoverable amount.

1.8	Equity-accounted investee

As at 31 December 2013 the Company owns 63% interest in Mall Gallery 1 Limited (“Mall Gallery”) and measures its investment in Mall Gallery according to the equity method as the Company has no controlling influence. In 2013 the investment was fully impaired to reflect management’s best estimate of its recoverable amount.

1.9	Deferred tax assets

Deferred tax assets 2013	Opening balance	Deferred tax credit/(charge) to the income statement	Deferred tax recognised in other comprehensive income	Closing balance
	€’000	€’000	€’000	€’000
Deferred tax assets arise from the following temporary differences:
Investment properties	2,863	(5,564)	—	(2,701)
Other assets	(88)	(96)	—	(184)
Liabilities and provisions	4,055	1,432	1,147	6,634
Tax losses carried forward	2,149	2,174	—	4,323
Other	(237)	1,232	—	995
Total deferred tax assets	8,742	(822)	1,147	9,067

The amount of €1.1 million recognised in other comprehensive income relates to the deferred tax on foreign exchange gains of €1.8 million offset by a deferred tax loss on the hedging instrument of €0.6 million.

Deferred tax assets 2012	Opening balance	Deferred tax credit/(charge) to the income statement	Closing balance
	€’000	€’000	€’000
Deferred tax assets arise from the following temporary differences:
Investment properties	(4,269)	7,132	2,863
Other assets	257	(345)	(88)
Liabilities and provisions	5,339	(1,284)	4,055
Tax losses carried forward	387	1,762	2,149
Other	616	(853)	(237)
Total deferred tax assets	2,330	6,412	8,742

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.10	Loans

Loans	2013	2012
	€’000	€’000
Loans to associates	—	42,519
Impairment of loans to associates	—	(14,016)
Loans to third parties	16,751	16,403
Impairment of loans to third parties	(8,594)	(8,255)
Total	8,157	36,651
Amount due within 12 months (included under current assets)	43	59
Amount due after more than 12 months	8,114	36,592

As at 31 December 2012, the loans to associates with a book value of €42.5 million had a fixed interest rate of 6.7% and were impaired to reflect the fair value of the underlying securities. In June 2013, the Group acquired the remaining 76% of the shares it did not already hold in these associates; please also refer to note 1.35.

An unsecured loan to a third party which has a book value of €8.0 million (2012: €8.0 million) as at 31 December 2013, and a variable interest of 3 month EURIBOR plus 150 basis points per annum was impaired to reflect the recoverable amount.

The carrying amount of the loans is approximately equal to their fair value.

1.11	Other assets

Other assets	2013	2012
	€’000	€’000
VAT receivables	19,907	26,965
Other	79	38
Total	19,986	27,003

Long term VAT receivables arise primarily from the development of investment properties in Russia and Turkey. VAT receivables will either be netted off against any VAT payables once payables arise or will be repaid by the relevant tax authority.

1.12	Receivables from tenants

Receivables from tenants 2013 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term	7,783	(43)	7,740
Overdue 0-30 days	5,212	(1,144)	4,068
Overdue 31-90 days	2,915	(1,432)	1,483
Overdue 91-180 days	2,342	(2,095)	247
Overdue 181-360 days	1,022	(931)	91
Overdue 361 days and more	7,001	(6,857)	144
Total	26,275	(12,502)	13,773

ATRIUM EUROPEAN REAL ESTATE LIMITED

Receivables from tenants 2012 Receivables aging:	Gross €’000	Allowances for impaired balances €’000	Net €’000
Due within term*	7,496	(183)	7,313
Overdue 0-30 days	5,738	(685)	5,053
Overdue 31-90 days	2,709	(1,114)	1,595
Overdue 91-180 days	1,472	(1,138)	334
Overdue 181-360 days	1,702	(1,409)	293
Overdue 361 days and more	6,460	(6,030)	430
Total	25,577	(10,559)	15,018

*	€3.0 million of receivables from tenants as at 31 December 2012 have been reclassified to trade and other payables as this resulted in a more relevant presentation of the nature of these balances.

The description of collateral held as security in relation to tenants is provided in note 1.39 under credit risk.

Allowances for bad debts are calculated on the basis of management’s knowledge of the tenants, business and the market.

The table below provides a reconciliation of changes in allowances during the year:

Allowances for bad debts	2013	2012
	€’000	€’000
At 1 January	(10,559)	(12,870)
Release	1,528	5,394
Addition	(3,471)	(3,083)
At 31 December	(12,502)	(10,559)

1.13	Prepayments

Prepayments	2013	2012
	€’000	€’000
Prepaid utilities	1,150	1,328
Prepayments for land	14,317	14,317
Other	2,682	2,911
Gross total	18,149	18,556
Impairment of prepayments for land	(6,052)	(6,052)
Total	12,097	12,504

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.14	Other receivables

Other receivables	2013	2012
	€’000	€’000
Receivables for sale of standing investment and inventory	3,181	—
Other financial receivables	5,115	2,643
Total financial receivables	8,296	2,643
Other taxes and fees receivable	130	132
VAT receivable	6,158	5,883
Total other non-financial receivables	6,288	6,015
Total	14,584	8,658

1.15	Cash and cash equivalents

At the year end, the Group held cash and cash equivalents to a total amount of €305.6 million (2012: €207.8 million). The Group held cash of €6.3 million (2012: €18.7 million) as backing for guarantees and/or other restricted cash held by various banks on the Group’s behalf.

Additional information to the Consolidated cash flow statement:

Acquisition of subsidiaries during 2013

Acquisition of subsidiaries	2013
€’000
Development and land	28,863
Prepayments	6
Other receivables	10
Long term lease liabilities	(335)
Accrued expenditure	(19)
Other payables	(32)
Cash of subsidiary	51

For further information about these subsidiaries see note 1.35.

Acquisition of subsidiaries net of cash acquired includes also €0.3 million of cash paid for the acquisition of the working capital of Galeria Dominikańska.

Deconsolidated subsidiary as at 31 December 2012:

Deconsolidating of subsidiary	2012
€’000
Property, plant and equipment	231
Other assets	668
Other receivables	1,274
Trade and other payables	(590)
Cash of subsidiary	417

For further information about the subsidiary see note 1.8.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.16	Stated capital

As at 31 December 2013, Atrium’s authorised and issued ordinary shares were unlimited with no par value.

As at 31 December 2013, the total number of ordinary shares issued was 374,899,934 (2012: 373,388,756 shares), of which 374,888,858 ordinary shares were registered in the name of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (trading as “Euroclear”), 11,075 ordinary shares were registered in the name of an individual shareholder and one ordinary share in the name of Aztec Financial Services (Jersey) Limited.

Changes in the stated capital account during the year 2013 were as follows:

•	Issue of shares to satisfy the exercise of options of €2.1 million (2012: €0.7 million);

•	Issue of shares in lieu of a director’s and a CEO’s remuneration €0.2 million (2012: €0.3 million);

•	Dividend payments of €78.6 million (2012: €63.4 million).

For the year 2013, the Board of Directors approved a dividend of at least €0.20 per share, payable in quarterly instalments of at least €0.05 per share at the end of each calendar quarter.

In November 2013, the Board of Directors approved a dividend distribution for the fourth quarter of 2013 amounting to €0.06 per share. Additionally, for 2014, the dividend will increase to at least €0.24 per share and will be paid in quarterly instalments of €0.06 per share at the end of each calendar quarter, commencing at the end of the first quarter of 2014 (subject to any legal and regulatory requirements and restrictions of commercial viability).

Following the approval of the shareholders on 18 May 2010 to authorise the directors to issue ordinary shares in lieu of directors’ remuneration by agreement with the relevant directors, the Board adopted a Restricted Share Plan on 16 May 2011 (the “Plan”), which confers on eligible directors of Atrium the right to opt (on a semi-annual basis) to receive ordinary shares in Atrium in lieu of their annual directors’ fees. The Plan further gives directors the ability to opt (on a semi-annual basis) to subscribe for ordinary shares, up to the value of their annual directors’ fees. Directors will be given the opportunity to opt as referred to above in semi-annual option periods, being the four week free-dealing periods following the announcement of each of the Company’s half year and full year results. The strike price for the ordinary shares to be issued pursuant to any option notice (being the average market price over the 30 preceding dealing days) will be notified to directors at the start of each option period. Atrium retains the discretion (subject to the approval of the Board) to refuse to satisfy an option notice in certain circumstances.

1.17	Other reserves

Other reserves of €5.2 million (2012: €9.6 million) comprise equity settled share based payment transactions and hedging reserves.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Share based payments

Details of the employee share option plans of the company

•	In 2009, Atrium established and its shareholders approved an Employee Share Option Plan (“ESOP 2009”), under which the Board of Directors can grant share options to key employees. The total number of options which the Board can grant under the ESOP 2009 is 8,500,000. Each option shall be exercised by the issue of a new ordinary share in Atrium to the option holder. The exercise price shall be determined by the Board, and shall be not less than Atrium’s share price on the dealing day immediately preceding the date of grant, or averaged over the 30 dealing days immediately preceding the date of grant. Options will be generally exercisable in three equal and annual tranches from the date of grant and lapse on the fifth anniversary of the date of grant. In the event that the Company distributes a cash dividend, the exercise price of the options shall be decreased by the amount of the dividend per share. Unexercised options carry no voting rights. No more grants have been approved under the ESOP 2009 as from 23 May 2013.

•	On 23 May 2013, Atrium established and its shareholders approved a new Employee Share Option Plan (“ESOP 2013”), under which the Board of Directors or Compensation and Nominating Committee can grant share options to key employees, executive directors or consultants. The initial number of securities that can be issued on the exercise of options under the ESOP 2013 is limited to options representing 5,000,000 shares. Options must be granted within 10 years of ESOP 2013’s adoption. The exercise price on grant of options shall be the average market value over the 30 dealing days immediately preceding the date of grant unless otherwise determined by the Board of Directors. Options will generally be exercisable in four equal and annual tranches from the date of grant and lapse on the tenth anniversary of the date of grant. Unexercised options carry neither rights to dividends nor voting rights.

The following table shows the movement in ESOP 2009 during the year:

2013	Weighted average exercise price €	Number of share options
As at 1 January	2.98	5,130,959
Granted	4.32	210,000
Exercised (1)	1.58	(1,941,667)
Forfeited	1.13	(259,998)
As at 31 December	3.65	3,139,294

(1)	In respect of options exercised in 2013, the weighted average of the share price was €4.55 as at date of exercising the options.

The following table shows the movement in ESOP 2013 during the year:

2013	Weighted average exercise price €	Number of share options
As at 1 January	—	—
Granted	4.36	3,629,838
As at 31 December	4.36	3,629,838

ATRIUM EUROPEAN REAL ESTATE LIMITED

The following table shows the movement in ESOP 2009 during 2012:

2012	Weighted average exercise price of share options €	Number of share options
As at 1 January	2.99	5,372,171
Granted	3.63	227,119
Exercised (1)	1.21	(408,333)
Forfeited	0.97	(59,998)
As at 31 December	2.98	5,130,959

(1)	In respect of options exercised in 2012, the weighted average of the share price was €4.05 as at date of exercising the options.

The following table shows the vesting years and weighted average exercise prices of the outstanding options under ESOP 2009 as of 31 December 2013:

Vesting year	Weighted average exercise price of share options €	Number of share options
2011	3.55	376,841
2012	3.77	926,833
2013	3.71	1,056,834
2014	3.34	378,333
2015	3.47	330,453
2016	4.32	70,000
Total	3.65	3,139,294

The following table shows the vesting years and weighted average exercise prices of the outstanding options under ESOP 2009 as of 31 December 2013:

Vesting year	Weighted average exercise price of share options €	Number of share options
2014	4.36	907,463
2015	4.36	907,460
2016	4.36	907,459
2017	4.36	907,456
Total	4.36	3,629,838

The fair value of options granted during the year:

The fair value of options granted has been estimated using Black-Scholes options valuation model. The weighted average fair values of the options granted in 2013 under the ESOP 2009 and ESOP 2013 were €0.55 and €0.42 per option respectively.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Significant inputs into the model:

	ESOP 2009	ESOP 2013
Weighted average share price at grant (€)	4.26	4.35
Weighted average exercise price (€)	4.46	4.36
Expected weighted average volatility	24.2%	21.1%
Expected life of the option (in years)	1.9	6.17
Risk free interest rate	0.91%	1.25%
Expected dividend rate	—	4.78%

The expected volatility is based on the historical share price volatility over the past year. The expected life used in the model is based on management’s best estimate regarding the duration of the holding period of the options and the Company’s past experience regarding employee turnover.

Hedging reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. See also note 1.19.

1.18	Borrowings

Borrowings	2013	2012
	€’000	€’000
Bonds	499,066	193,958
Bank loans	304,489	343,103
Total	803,555	537,061

The borrowings are repayable as follows:

Borrowings total	2013	2012
	€’000	€’000
Due within one year	5,511	74,986
In second year	75,544	6,557
In third to fifth year inclusive	270,290	347,089
After five years	452,210	108,429
Total	803,555	537,061

Bonds

In April 2013, Atrium issued a €350 million unsecured seven year Eurobond (“2013 Bonds”), carrying a 4.0% coupon. The bond was rated BBB- by both S&P and Fitch, in line with Atrium’s own corporate rating. The Eurobond will mature on 20 April 2020 and the issue price was 99.57%.

The 2013 bonds issued are subject to the following financial covenants: the solvency ratio will not exceed 60%, the secured solvency ratio will not exceed 40%, the consolidated coverage ratio shall not be less than 1.5 and the ratio of unsecured consolidated assets to unsecured consolidated debt shall not be less than 150%; all of which were met throughout the year.

In July 2013, Atrium repaid on maturity €39.2 million bonds issued in 2003.

In 2012, Atrium completed a €50.6 million 2003 bond buy back which resulted in a net loss of €1.5 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2013 Bond/Issue year	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Atrium European Real Estate Limited 2005 (2)	EUR	4.4%**	1.6	2015	40,329	42,194
Atrium European Real Estate Limited 2005 (3)	EUR	4.0%*	3.6	2017	83,280	87,570
Atrium European Real Estate Limited 2005 (4)	CZK	1.8%*	1.6	2015	29,264	29,125
Atrium European Real Estate Limited 2013 (5)	EUR	4.0%	6.4	2020	346,193	347,194
Total/Average		3.9%	5.3		499,066	506,083

2012 Bond/Issue year	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Atrium European Real Estate Limited 2003 (1)	EUR	6.0%	0.6	2013	11,975	12,277
Atrium European Real Estate Limited 2003 (1)	EUR	5.5%	0.6	2013	27,181	27,883
Atrium European Real Estate Limited 2005 (2)	EUR	4.4%	2.6	2015	40,003	42,825
Atrium European Real Estate Limited 2005 (3)	EUR	4.0%	4.7	2017	82,990	87,855
Atrium European Real Estate Limited 2005 (4)	CZK	2.4%	2.6	2015	31,809	31,665
Total/Average		4.1%	3.5		193,958	202,505

(1)	EUR bonds issued in 2003 and matured in 2013, interest rate of 6% for tranche A and SWAP 10Y EURO (30/360) for tranche B payable annually in July, minimum of 5.5% p.a. These bonds were fully repaid together with the final payment of interest in July 2013.
(2)	EUR bonds issued in 2005 and due in 2015, interest rate of 4.35% payable annually in August.
(3)	EUR bonds issued in 2005 and due in 2017, interest rate of SWAP 10Y EURO (30/360), minimum 4.0% p.a. payable annually in August.
(4)	CZK bonds issued in 2005 and due in 2015, interest rate of 6M Pribor + 120 basis points payable semi-annually in February and in August.
(5)	EUR bonds issued in 2013 and due in 2020, interest rate of 4.0% payable annually in April.

Collateral	Fair value of pledged investment properties 2013	Fair value of pledged investment properties 2012
	€’000	€’000
Bond 2003	—	153,460
Bond 2005	440,993	447,223
Total	440,993	600,683

Loans

In September 2013, the Group has completed early repayments of two loans totalling €3.1 million and in November 2013 the Group repaid on maturity a €30 million loan.

In December 2012, an Atrium subsidiary entered into a new loan agreement of €50 million with Berlin-Hannoversche Hypothekenbank AG. During the year ended 31 December 2012, Atrium also completed early repayments of four loans totalling €16.4 million and settled a third party loan of €9.2 million with Bulwer International Inc.

Most of the loans are subject to normal course of business Loan To Value (“LTV”) and Debt Service Coverage Ratio (“DSCR”) covenant tests, all of which were met throughout the year.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2013 Lender	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7%*	2.4	2016	101,649	101,179
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%	4.0	2017	48,579	49,687
Berlin-Hannoversche Hypothekenbank AG	EUR	4.1%*	7.9	2021	112,517	112,166
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	3.3	2017	28,543	28,869
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	3.3	2017	13,201	13,352
Total/Average		4.0%	4.8		304,489	305,253

2012 Lender	Currency	Interest rate	Average maturity	Maturity	Book value €’000	Fair value €’000
Berlin-Hannoversche Hypothekenbank AG	EUR	4.7%*	3.4	2016	102,831	102,421
Rel Ibis Sp. z.o.o.	EUR	4.0%	0.9	2013	29,938	30,404
Berlin-Hannoversche Hypothekenbank AG	EUR	3.1%	5.0	2017	48,793	50,792
Berlin-Hannoversche Hypothekenbank AG and Erste Group Bank AG	EUR	4.1%*	8.9	2021	113,105	112,700
Erste bank AG	EUR	Euribor+2.75%	2.8	2015	2,360	2,394
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	4.3	2017	30,484	30,921
UniCredit Bank Slovakia, a.s.	EUR	Euribor+2.5%	4.3	2017	14,092	14,294
Ceskoslovenska obchodna banka a.s.	EUR	Euribor+1.35%	8.9	2021	1,500	1,452
Total/Average		3.9%	5.3		343,103	345,378

*	Hedged interest rates.

Collateral	Fair value of pledged investment properties 2013	Fair value of pledged investment properties 2012
	€’000	€’000
Berlin-Hannoversche Hypothekenbank AG	574,072	549,762
Ceska sporitelna a.s. (mortgaged under finance lease)	277	302
Ceskoslovenska obchodna banka a.s.	—	9,110
Erste Bank AG	—	15,069
Rel Ibis Sp. z o.o.	56,720	55,610
UniCredit Bank Slovakia, a.s.	137,730	136,880
Total	768,799	766,733

For information about the fair value of loans and bonds, see note 1.36.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.19	Derivatives

The Group entered into two interest rate swap contracts (“IRSs”) during 2011. These swaps exchange floating interest rates to fixed interest rates. The swaps are cash flow hedges designed to reduce the Group’s cash flow exposure to variable interest rates on certain borrowings.

The IRSs are in a liability position as at 31 December 2013, and have a fair value of approximately €11.8 million (2012: €17.8 million).

The interest rate swaps have quarterly coupons. The floating rate on the IRSs is the 3 month Euribor and the fixed rates are 2.17% and 2.89%.

The payments and receipts for the IRSs occur simultaneously with the interest payments on the loans. The Group settles the difference between the fixed and floating interest amounts for the IRSs on a net basis with the respective counter party. The two swaps mature in 2016 and 2018.

For information about the fair value of the derivatives, see note 1.36.

1.20	Deferred tax liabilities

Deferred tax liabilities 2013	Opening balance	Deferred tax credit/(charge) to the income statement	Deferred tax recognised in other comprehensive income	Closing balance
	€’000	€’000	€’000	€’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(134,721)	(20,332)	(168)	(155,221)
Other assets	(70)	813	—	743
Liabilities and provisions	12,445	(4,376)	(542)	7,527
Tax losses carried forward	21,642	12,019	—	33,661
Other	1,929	(201)	—	1,728
Total deferred tax liabilities	(98,775)	(12,077)	(710)	(111,562)

The amount of €0.7 million recognised in other comprehensive income relates to the deferred tax charge on the hedging instrument of €0.5 million and the deferred tax charge on foreign exchange differences which relate to the investment properties of €0.2 million.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Deferred tax liabilities 2012	Opening balance	Deferred tax credit/ (charge) to the income statement	Deferred tax recognised in other comprehensive income	Closing balance
	€’000	€’000	€’000	€’000
Deferred tax liabilities arise from the following temporary differences:
Investment properties	(109,064)	(25,775)	118	(134,721)
Other assets	391	(461)	—	(70)
Liabilities and provisions	11,749	(557)	1,253	12,445
Tax losses carried forward	18,717	2,925	—	21,642
Other	1,449	480	—	1,929
Total deferred tax liabilities	(76,758)	(23,388)	1,371	(98,775)

The amounts recognised in other comprehensive income relate to the deferred tax credit on the hedging instrument of €1.3 million and the deferred tax credit on foreign exchange differences which relate to the investment properties of €0.1 million.

1.21	Liabilities from financial leases

The liabilities from financial leases as at 31 December 2013 consist of liabilities related to long term land leases in Poland, the Czech Republic, Slovakia, Russia, and Latvia. Lease payments are due as follows:

Liabilities from financial leases	2013 Net present value	2013 Undiscounted lease payments	2012 Net present value	2012 Undiscounted lease payments
	€’000	€’000	€’000	€’000
Due within one year	7,802	8,237	5,998	6,767
Due within two to five years	17,256	24,494	18,830	26,203
Due after five years	28,784	268,573	28,490	244,138
Total	53,842	301,304	53,318	277,108
Amount due within 12 months	7,802	8,237	5,998	6,767
Amount due after more than 12 months	46,040	293,067	47,320	270,341

The lease obligations are mainly denominated in the local currencies of the respective countries. The Group has two material lease arrangements; Atrium Promenada, in Poland, with a net present value (“NPV”) of €14.5 million (2012: €14.7 million) and Kazan Park House, in Russia, with a NPV of €11.5 million (2012: €10.7 million). Three of the properties in the Czech Republic have been financed on the basis of finance lease contracts (2012: 4) with a fair value of €5.8 million (2012: €9.4 million).

1.22	Other long term liabilities

Other long term liabilities of €21.5 million (2012: €19.7 million) principally comprise long term deposits from tenants amounting to €21.4 million (2012: €18.9 million), and long term retentions from construction companies.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.23	Trade and other payables

Trade and other payables	2013	2012
	€’000	€’000
Payables for utilities	1,885	2,251
Payables for consultancy and audit services	292	788
Payables for repairs and maintenance	1,098	907
Payables connected with development/construction	3,696	3,201
Short term liabilities from leasing	7,802	5,998
Short term deposits from tenants*	2,539	2,414
Payables for other services	1,037	1,383
Payable related to acquisitions	—	389
Other	2,181	332
Total other financial payables	20,530	17,663
VAT payables	3,133	2,507
Other taxes and fees payables	2,273	2,905
Deferred revenue	5,922	5,678
Other advance payments from tenants	5,281	6,606
Total other non-financial payables	16,609	17,696
Total	37,139	35,359

*	€3.0 million of receivables from tenants as at 31 December 2012 have been reclassified to trade and other payables as this resulted in a more relevant presentation of the nature of these balances.

1.24	Accrued expenditure

Accrued expenditure	2013	2012
	€’000	€’000
Accruals for utilities	1,870	1,272
Accruals for consultancy and audit services	2,423	2,869
Accruals for construction services	12,542	6,292
Accruals for interest	12,166	3,673
Accruals for employee compensation	3,780	3,434
Accruals for taxes	4,200	2,981
Other	5,310	5,610
Total	42,291	26,131

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.25	Gross rental income

Gross rental income (“GRI”) includes rental income from the lease of investment properties, rent from advertising areas, communication equipment and other sources.

GRI by country is as follows:

Country	2013	2013	2012	2012
	€’000	% of total GRI	€’000	% of total GRI
Poland	78,858	38.8%	73,851	38.2%
Czech Republic	37,641	18.5%	38,629	20.0%
Slovakia	11,258	5.5%	11,248	5.8%
Russia	59,297	29.1%	52,940	27.4%
Hungary	7,752	3.8%	8,567	4.4%
Romania	7,248	3.6%	7,172	3.7%
Latvia	1,401	0.7%	1,068	0.5%
Total	203,455	100%	193,475	100.0%

1.26	Service charge income

Service charge income of €77.0 million (2012: €73.8 million) represents income from services reinvoiced to tenants and results mainly from reinvoiced utilities, marketing, repairs and maintenance and is recorded on a gross basis. Expenses to be reinvoiced to tenants are presented under net property expenses together with other operating costs that are not reinvoiced to tenants.

1.27	Net property expenses

Net property expenses	2013	2012
	€’000	€’000
Utilities	(30,313)	(29,559)
Security, cleaning & other facility related costs	(11,350)	(11,121)
Real estate tax	(12,775)	(12,492)
Repairs, maintenance and facility management fees	(10,545)	(10,857)
Direct employment costs	(12,072)	(10,724)
Marketing and other consulting	(6,936)	(6,940)
Office related expenses	(639)	(734)
Travel and transport cost	(681)	(646)
Creation of allowance and written off receivables from tenants	(3,427)	(1,559)
Other	(915)	(1,326)
Total	(89,653)	(85,958)

1.28	Other depreciation, amortisation and impairments

Other depreciation, amortisation and impairments	2013	2012
	€’000	€’000
Impairments	(4,891)	(450)
Other depreciation and amortisation	(2,075)	(1,385)
Total	(6,966)	(1,835)

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.29	Administrative expenses

Administrative expenses	2013	2012
	€’000	€’000
Legal fees	(2,665)	(3,585)
Legacy legal matters	(3,274)	(3,255)
Employee costs	(8,884)	(9,299)
Consultancy and other advisory fees	(3,863)	(4,450)
Audit, audit related and review fees	(1,241)	(1,683)
Expenses related to directors	(631)	(816)
Share based payments	(638)	(1,447)
Other	(4,090)	(4,590)
Total	(25,286)	(29,125)

The Group does not have significant defined benefit pension plans.

1.30	Interest income and interest expenses

Interest income of €2.5 million (2012: €3.9 million) derived mainly from bank deposits and interest on the loans provided to third parties, which was subsequently impaired.

The Group’s interest expense of €31.6 million (2012: €23.1 million) consists of finance expense on bank loans €14.4 million (2012: €13.8 million) and on bonds €18.0 million (2012: €10.6 million). Finance expenses in the amount of €0.8 million (2012: €1.3 million) were capitalised to the development projects, see note 1.5.

1.31	Other financial income and expenses

Other financial income and expenses	2013	2012
	€’000	€’000
Foreign currency differences	(5,810)	7,860
Net loss from bond buy backs	—	(1,519)
Impairment of financial instruments	(1,782)	(11,184)
Other financial income/(expenses)	(6,262)	146
Total	(13,854)	(4,697)

1.32	Taxation charge for the year

Taxation charge for the year	2013	2012
	€’000	€’000
Corporate income tax current year charge	(1,554)	(2,846)
Deferred tax charge	(12,899)	(16,976)
Adjustments to corporate income tax previous years	(269)	(76)
Income tax charged to the income statement	(14,722)	(19,898)
Income tax on foreign exchange differences credited/(charged) to comprehensive income	1,591	(301)
Income tax on hedging instrument credited/(charged) to comprehensive income	(1,154)	1,672

ATRIUM EUROPEAN REAL ESTATE LIMITED

The subsidiary companies are subject to taxes for their respective businesses in the countries of their registration at the rates prevailing in those jurisdictions.

Effective tax rate

A reconciliation between the current year income tax charge and the accounting profit before tax is shown below:

	2013	2013	2012	2012
	€’000%		€’000%
Profit before taxation	90,600		116,073
Income tax credit/(charge) using the weighted average applicable tax rates	(3,150)	3.5%	2,237	1.9%
Tax effect of non-taxable income/(non-deductible expenses)	(15,890)		5,008
Tax effect of losses previously not recognised	11,996		7,015
Deferred tax asset not recognised	(8,924)		(33,957)
Tax adjustment of previous years	(269)		(76)
Other	1,515		(125)
Tax charge	(14,722)		(19,898)
Effective tax rate	(16.2%)		(17.1%)
The Group has not recognised deferred tax assets of €143.3 million (2012: €147.5 million) as it is not probable that future taxable profit will be available against which the Group can utilise these benefits. These unrecognised deferred tax assets arose primarily from the negative revaluation of investment properties and, in accordance with local tax legislation, will expire over a number of years, commencing in 2014.

Unrecognised deferred tax assets Country	2013 €’000	2012 €’000
Poland	25,416	14,626
Czech Republic	1,516	1,080
Russia	80,541	84,934
Slovakia	—	33
Hungary	2,241	2,043
Romania	6,336	6,193
Latvia	431	16
Turkey	14,523	11,481
Netherlands	—	6,370
Georgia	—	6,963
Ukraine	6,639	6,686
Cyprus	6,746	6,950
Bulgaria	48	133
Total	144,437	147,508

ATRIUM EUROPEAN REAL ESTATE LIMITED

The Group is liable for taxation on taxable profits in the following jurisdictions at the rates below:

Corporate income tax rates	2013	2012
Poland	19.0%	19.0%
Czech Republic	19.0%	19.0%
Slovakia	23.0%	19.0%
Russia	20.0%	20.0%
Hungary	10.0%[1]	10.0%[1]
Romania	16.0%	16.0%
Latvia	15.0%	15.0%
Turkey	20.0%	20.0%
Bulgaria	10.0%	10.0%
Cyprus	10.0%	10.0%
Denmark	25.0%	25.0%
Georgia	15.0%	15.0%
Italy	27.5%[2]	27.5%[2]
Jersey	0.0%	0.0%
Netherlands	25.0%[3]	25.0%[3]
Sweden	22.0%	26.3%
Spain	30.0%[4]	30.0%[4]
Ukraine	19.0%	21.0%

1.	Effective from 1 July 2010, a 10% tax rate applies to a tax base up to HUF 500 million, with a 19% rate applying to a tax base exceeding this amount.
2.	The corporate income tax rate is 27.5% plus local tax due (generally 3.9%).
3.	As at 1 January 2011, the rate applying to taxable profits exceeding €0.2 million is 25%. Below this amount a 20% tax rate is applicable to taxable profit.
4.	The regular corporate income tax rate is 30%, however a 25% rate is imposed on profits up to €0.3 million and if the annual turnover is less than €10 million.

1.33	Earnings per share

The following table sets forth the computation of earnings per share:

	2013	2012
Profit for the year attributable to the owners of the Company for basic and diluted earnings per share in (€’000)	75,936	98,712
Weighted average number of ordinary shares used in the calculation of basic earnings per share	374,288,340	373,075,076
Adjustments
Options	384,888	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	374,673,228	373,075,076
Basic earnings per share in €cents	20.3	26.4
Diluted earnings per share in €cents	20.3	26.4

The following securities were not included in the diluted earnings per share calculation as the effect would have been anti-dilutive:

Number of shares if exercised	2013	2012
Options	3,629,838	5,130,959

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.34	Segment reporting

Reportable segments in 2013 For the year ended 31 December 2013	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	203,455	—	—	203,455
Service charge income	77,031	—	—	77,031
Net property expenses	(89,653)	—	—	(89,653)
Net rental income	190,833	—	—	190,833
Net result on disposals	432	944	—	1,376
Cost connected with developments	—	(5,146)	—	(5,146)
Revaluation of investment properties	14,712	(35,998)	—	(21,286)
Other depreciation, amortisation and impairments	(5,027)	—	(1,939)	(6,966)
Administrative expenses	(11,341)	(1,226)	(12,719)	(25,286)
Net operating profit/(loss)	189,609	(41,426)	(14,658)	133,525
Interest income	210	120	2,175	2,505
Interest expense	(29,975)	(1,599)	(2)	(31,576)
Other financial income/(expenses)	(15,134)	3,179	(1,899)	(13,854)
Profit/loss before taxation for the year	144,710	(39,726)	(14,384)	90,600
Taxation credit/(charge) for the year	(13,177)	(1,424)	(121)	(14,722)
Profit/(loss) after taxation for the year	131,533	(41,150)	(14,505)	75,878
Investment properties	2,356,164	583,637	—	2,939,801
Additions to investment properties	176,823	84,398	—	261,221
Segment assets	2,427,303	623,985	292,918 *	3,344,206
Segment liabilities	783,019	82,202	211,696	1,076,917

*	The amount mainly relates to cash and cash equivalents.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Reportable segments in 2012 For the year ended 31 December 2012	Standing investment segment €’000	Development segment €’000	Reconciling item €’000	Total €’000
Gross rental income	193,475	—	—	193,475
Service charge income	73,762	—	—	73,762
Net properties expenses	(85,958)	—	—	(85,958)
Net rental income	181,279	—	—	181,279
Net result on disposals	427	366	—	793
Cost connected with developments	—	(6,161)	—	(6,161)
Revaluation of investment properties	58,533	(63,494)	—	(4,961)
Other depreciation, amortisation and impairments	(1,430)	—	(405)	(1,835)
Administrative expenses	(11,278)	(1,081)	(16,766)	(29,125)
Net operating profit/(loss)	227,531	(70,370)	(17,171)	139,990
Interest income	219	19	3,645	3,883
Interest expense	(22,363)	(735)	(5)	(23,103)
Other financial income/(expenses)	(6,899)	8,732	(6,530)	(4,697)
Profit/ (loss) before taxation of the year	198,488	(62,354)	(20,061)	116,073
Taxation credit/(charge) for the year	(19,272)	562	(1,188)	(19,898)
Profit/(loss) after taxation for the year	179,216	(61,792)	(21,249)	96,175
Investment properties	2,185,336	538,395	—	2,723,731
Additions to investment properties	40,379	27,481	—	67,860
Segment assets	2,259,685	586,947	218,890 *	3,065,522
Segment liabilities	692,445	83,150	8,555	784,150

*	The amount mainly relates to cash and cash equivalents.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2013

	Poland				Czech Republic
For the year ended 31 December 2013	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	78,858	—	—	78,858	37,641	—	—	37,641
Service charge income	31,152	—	—	31,152	10,976	—	—	10,976
Net property expenses	(30,857)	—	—	(30,857)	(14,481)	—	—	(14,481)
Net rental income	79,153	—	—	79,153	34,136	—	—	34,136
Net result on disposals	88	349	—	437	401	65	—	466
Cost connected with developments	—	(158)	—	(158)	—	—	—	—
Revaluation of investment properties	16,253	(6,331)	—	9,922	(14,394)	(163)	—	(14,557)
Other depreciation, amortisation and impairments	(814)	—	—	(814)	(357)	—	—	(357)
Administrative expenses	(5,225)	(1,112)	938	(5,399)	(2,562)	(6)	(225)	(2,793)
Net operating profit/(loss)	89,455	(7,252)	938	83,141	17,224	(104)	(225)	16,895
Interest income	134	76	3	213	20	0	—	20
Interest expense	(15,124)	(230)	(2)	(15,356)	(6,322)	(7)	—	(6,329)
Other financial income/(expenses)	(2,209)	(57)	(9)	(2,275)	(12,677)	—	(118)	(12,795)
Profit/(loss) before taxation	72,256	(7,463)	930	65,723	(1,755)	(111)	(343)	(2,209)
Taxation credit/(charge) for the year	(7,427)	(447)	(15)	(7,889)	1,267	—	(109)	1,158
Profit/(loss) after taxation for the year	64,829	(7,910)	915	57,834	(488)	(111)	(452)	(1,051)
Investment properties	1,206,716	218,127	—	1,424,843	411,484	4,005	—	415,489
Additions to investment properties	159,500	80,770	—	240,270	4,601	816	—	5,417
Segment assets	1,236,335	226,465	4,462	1,467,262	430,459	4,007	827	435,293
Segment liabilities	464,640	26,848	17	491,505	153,482	193	—	153,675

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended 31 December 2013	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	11,258	—	—	11,258	59,297	—	—	59,297
Service charge income	5,718	—	—	5,718	22,789	—	—	22,789
Net property expenses	(5,889)	—	—	(5,889)	(29,108)	—	—	(29,108)
Net rental income	11,087	—	—	11,087	52,978	—	—	52,978
Net result disposals	—	—	—	—	—	530	—	530
Cost connected with developments	—	—	—	—	—	(2,574)	—	(2,574)
Revaluation of investment properties	(1,071)	—	—	(1,071)	37,190	(17,157)	—	20,033
Other depreciation, amortisation and impairments	(189)	—	—	(189)	(98)	—	—	(98)
Administrative expenses	(862)	—	50	(812)	(1,643)	52	455	(1,136)
Net operating profit/(loss)	8,965	—	50	9,015	88,427	(19,149)	455	69,733
Interest income					24	3	—	27
Interest expense	(2,280)	—	—	(2,280)	(4,661)	(401)	—	(5,062)
Other financial income /(expenses)	(37)	—	(2)	(39)	(618)	8,384	61	7,827
Profit/(loss) before taxation	6,648	—	48	6,696	83,172	(11,163)	516	72,525
Taxation credit/(charge) for the year	(577)	—	(20)	(597)	(8,463)	(3)	150	(8,316)
Profit/(loss) after taxation for the year	6,071	—	28	6,099	74,709	(11,166)	666	64,209
Investment properties	147,260	55	—	147,315	443,424	128,373	—	571,797
Additions to investment properties	2,341	—	—	2,341	8,368	2,594	—	10,962
Segment assets	151,604	57	756	152,417	455,862	132,509	3,250	591,621
Segment liabilities	64,994	86	—	65,080	83,923	27,416	302	111,641

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended 31 December 2013	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	7,752	—	—	7,752	7,248	—	—	7,248
Service charge income	3,200	—	—	3,200	2,204	—	—	2,204
Net property expenses	(4,546)	—	—	(4,546)	(3,021)	—	—	(3,021)
Net rental income	6,406	—	—	6,406	6,431	—	—	6,431
Net result on disposals	(57)	—	—	(57)	—	—	—	—
Cost connected with developments	—	—	—	—	—	(86)	—	(86)
Revaluation of investment properties	(13,239)	—	—	(13,239)	(6,167)	(1,773)	—	(7,940)
Other depreciation, amortisation and impairments	(3,520)	—	—	(3,520)	(49)	—	—	(49)
Administrative expenses	(442)	—	(81)	(523)	(545)	(3)	3	(545)
Net operating profit/(loss)	(10,852)	—	(81)	(10,933)	(330)	(1,862)	3	(2,189)
Interest income	23	—	(8)	15	9	—	—	9
Interest expense	(405)	—	—	(405)	(823)	(120)	—	(943)
Other financial income /(expenses)	308	—	(5)	303	78	36	(14)	100
Profit/(loss) before taxation	(10,926)	—	(94)	(11,020)	(1,066)	(1,946)	(11)	(3,023)
Taxation credit/(charge) for the year	745	—	(3)	742	671	—	(8)	663
Profit/(loss) after taxation for the year	(10,181)	—	(97)	(10,278)	(395)	(1,946)	(19)	(2,360)
Investment properties	70,670	—	—	70,670	65,220	10,400	—	75,620
Additions to investment properties	1,225	—	—	1,225	687	—	—	687
Segment assets	73,893	—	636	74,529	67,265	10,690	243	78,198
Segment liabilities	7,224	—	—	7,224	5,758	3,013	95	8,866

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2013	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	1,401	—	—	1,401	—	—	—	—
Service charge income	992	—	—	992	—	—	—	—
Net property expenses	(1,751)	—	—	(1,751)	—	—	—	—
Net rental income	642	—	—	642	—	—	—	—
Net result on disposals	—	—	—	—	—	—	—	—
Cost connected with developments	—	—	—	—	—	(1,271)	—	(1,271)
Revaluation of investment properties	(3,860)	—	—	(3,860)	—	(10,574)	—	(10,574)
Other depreciation, amortisation and impairments	—	—	—	—	—	—	(43)	(43)
Administrative expenses	(62)	—	7	(55)	—	(157)	(70)	(227)
Net operating profit/(loss)	(3,280)	—	7	(3,273)	—	(12,002)	(113)	(12,115)
Interest income	—	—	—	—	—	41	—	41
Interest expense	(360)	—	—	(360)	—	(841)	—	(841)
Other financial income /(expenses)	21	—	—	21	—	(5,184)	23	(5,161)
Profit/(loss) before taxation	(3,619)	—	7	(3,612)	—	(17,986)	(90)	(18,076)
Taxation credit/(charge) for the year	607	—	—	607	—	(974)	—	(974)
Profit/(loss) after taxation for the year	(3,012)	—	7	(3,005)	—	(18,960)	(90)	(19,050)
Investment properties	11,390	—	—	11,390	—	222,677	—	222,677
Additions to investment properties	101	—	—	101	—	218	—	218
Segment assets	11,885	—	11	11,896	—	250,257	70	250,328
Segment liabilities	2,998	—	34	3,032	—	24,646	—	24,646

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Reconciling
For the year ended 31 December 2013	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on disposals	—	—	—	—
Cost connected with developments	—	(1,057)	—	(1,057)
Revaluation of investment properties
Other depreciation, amortisation and impairments	—	—	(1,896)	(1,896)
Administrative expenses	—	—	(13,796)	(13,796)
Net operating profit/(loss)	—	(1,057)	(15,692)	(16,749)
Interest income	—	—	2,180	2,180
Interest expense	—	—	—	—
Other financial income/(expenses)	—	—	(1,835)	(1,835)
Profit/(loss) before taxation	—	(1,057)	(15,347)	(16,404)
Taxation credit/(charge) for the year	—	—	(116)	(116)
Profit/(loss) after taxation for the year	—	(1,057)	(15,463)	(16,520)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	282,663	282,662
Segment liabilities	—	—	211,248	211,248

ATRIUM EUROPEAN REAL ESTATE LIMITED

Geographical segments by business sector in 2012

	Poland				Czech Republic
For the year ended 31 December 2012	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	73,851	—	—	73,851	38,629	—	—	38,629
Service charge income	27,949	—	—	27,949	11,424	—	—	11,424
Net property expenses	(28,223)	—	—	(28,223)	(15,036)	—	—	(15,036)
Net rental income	73,577	—	—	73,577	35,017	—	—	35,017
Net result on disposals	427	(24)	—	403	—	—	—	—
Cost connected with developments	—	109	—	109	—	—	—	—
Revaluation of investment properties	25,681	(11,677)	—	14,004	59	2,433	—	2,492
Other depreciation, amortisation and impairments	(222)	—	—	(222)	(263)	—	—	(263)
Administrative expenses	(4,939)	(226)	513	(4,652)	(3,086)	(11)	146	(2,951)
Net operating profit/( loss)	94,524	(11,818)	513	83,219	31,727	2,422	146	34,295
Interest income	108	9	9	126	58	—	—	58
Interest expense	(10,016)	(186)	—	(10,202)	(6,441)	(5)	—	(6,446)
Other financial income /(expenses)	(4,489)	(235)	(100)	(4,824)	(1,097)	(3)	(5)	(1,105)
Profit/(loss) before taxation	80,127	(12,230)	422	68,319	24,247	2,414	141	26,802
Taxation credit/(charge) for the year	(7,084)	174	(135)	(7,045)	(3,873)	(12)	(376)	(4,261)
Profit/(loss) after taxation for the year	73,043	(12,056)	287	61,274	20,374	2,402	(235)	22,541
Investment properties	1,030,350	143,125	—	1,173,475	445,901	4,776	—	450,677
Additions to investment properties	14,785	23,018	—	37,803	5,164	425	—	5,589
Segment assets	1,059,616	153,154	2,657	1,215,427	458,890	4,783	1,071	464,744
Segment liabilities	343,680	23,249	27	366,956	173,808	251	—	174,059

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Slovakia				Russia
For the year ended 31 December 2012	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	11,248	—	—	11,248	52,940	—	—	52,940
Service charge income	5,703	—	—	5,703	22,157	—	—	22,157
Net property expenses	(5,803)	—	—	(5,803)	(27,408)	—	—	(27,408)
Net rental income	11,148	—	—	11,148	47,689	—	—	47,689
Net result on disposals	—	—	—	—	—	377	—	377
Cost connected with developments	—	—	—	—	—	(3,307)	—	(3,307)
Revaluation of investment properties	6,593	(13)	—	6,580	37,523	(38,028)	—	(505)
Other depreciation, amortisation and impairments	(214)	—	—	(214)	(88)	—	—	(88)
Administrative expenses	(754)	(1)	50	(705)	(1,450)	(618)	(101)	(2,169)
Net operating profit/(loss)	16,773	(14)	50	16,809	83,674	(41,576)	(101)	41,997
Interest income	1	—	—	1	27	3	—	30
Interest expense	(1,727)	—	—	(1,727)	(3,104)	(151)	—	(3,255)
Other financial income /(expenses)	(34)	—	(3)	(37)	(889)	1,371	(63)	419
Profit/(loss) before taxation	15,013	(14)	47	15,046	79,708	(40,353)	(164)	39,191
Taxation credit/(charge) for the year	(3,274)	(2)	(70)	(3,346)	(5,155)	42	(301)	(5,414)
Profit/(loss) after taxation for the year	11,739	(16)	(23)	11,700	74,553	(40,311)	(465)	33,777
Investment properties	145,990	54	—	146,044	394,375	145,230	—	539,605
Additions to investment properties	1,320	13	—	1,333	16,962	3,884	—	20,846
Segment assets	151,421	56	653	152,130	412,614	149,953	3,085	565,652
Segment liabilities	64,964	51	—	65,015	87,779	24,113	506	112,398

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Hungary				Romania
For the year ended 31 December 2012	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	8,567	—	—	8,567	7,172	—	—	7,172
Service charge income	3,383	—	—	3,383	2,151	—	—	2,151
Net property expenses	(4,900)	—	—	(4,900)	(2,894)	—	—	(2,894)
Net rental income	7,050	—	—	7,050	6,429	—	—	6,429
Net result on disposals	—	—	—	—	—	—	—	—
Cost connected with developments	—	—	—	—	—	(54)	—	(54)
Revaluation of investment properties	(9,644)	—	—	(9,644)	(1,068)	(9,365)	—	(10,433)
Other depreciation, amortisation and impairments	(559)	—	—	(559)	(58)	—	—	(58)
Administrative expenses	(517)	—	(54)	(571)	(486)	(5)	(73)	(564)
Net operating profit/(loss)	(3,670)	—	(54)	(3,724)	4,817	(9,424)	(73)	(4,680)
Interest income	15	—	1	16	10	—	—	10
Interest expense	(425)	—	—	(425)	(446)	(47)	—	(493)
Other financial income /(expenses)	(363)	—	1	(362)	(5)	(3)	(2)	(10)
Profit/(loss) before taxation	(4,443)	—	(52)	(4,495)	4,376	(9,474)	(75)	(5,173)
Taxation credit for the year	724	—	—	724	—	—	8	8
Profit/(loss) after taxation for the year	(3,719)	—	(52)	(3,771)	4,376	(9,474)	(67)	(5,165)
Investment properties	82,870	—	—	82,870	70,700	12,173	—	82,873
Additions to investment properties	1,529	—	—	1,529	468	—	—	468
Segment assets	90,006	—	478	90,484	71,435	12,464	294	84,193
Segment liabilities	11,011	—	—	11,011	7,154	4,801	55	12,010

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Latvia				Turkey, Bulgaria, Ukraine, Georgia
For the year ended 31 December 2012	Standing investment segment	Development segment	Reconciling item	Total	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income	1,068	—	—	1,068	—	—	—	—
Service charge income	995	—	—	995	—	—	—	—
Net property expenses	(1,694)	—	—	(1,694)	—	—	—	—
Net rental income	369	—	—	369	—	—	—	—
Net result on disposals	—	—	—	—	—	13	—	13
Cost connected with developments	—	—	—	—	—	(2,003)	—	(2,003)
Revaluation of investment properties	(611)	—	—	(611)	—	(6,844)	—	(6,844)
Other depreciation, amortisation and impairments	(26)	—	—	(26)	—	—	(29)	(29)
Administrative expenses	(46)	—	(3)	(49)	—	(220)	(386)	(606)
Net operating loss	(314)	—	(3)	(317)	—	(9,054)	(415)	(9,469)
Interest income	—	—	—	—	—	7	—	7
Interest expense	(204)	—	—	(204)	—	(346)	—	(346)
Other financial income /(expenses)	(22)	—	(1)	(23)	—	7,602	2	7,604
Loss before taxation	(540)	—	(4)	(544)	—	(1,791)	(413)	(2,204)
Taxation credit/(charge) for the year	(610)	—	—	(610)	—	360	—	360
Loss after taxation for the year	(1,150)	—	(4)	(1,154)	—	(1,431)	(413)	(1,844)
Investment properties	15,150	—	—	15,150	—	233,037	—	233,037
Additions to investment properties	151	—	—	151	—	141	—	141
Segment assets	15,689	—	54	15,743	—	266,551	102	266,653
Segment liabilities	4,049	—	—	4,049	—	30,685	—	30,685

ATRIUM EUROPEAN REAL ESTATE LIMITED

	Reconciling
For the year ended 31 December 2012	Standing investment segment	Development segment	Reconciling item	Total
	€’000	€’000	€’000	€’000
Gross rental income	—	—	—	—
Service charge income	—	—	—	—
Net property expenses	—	—	—	—
Net rental income	—	—	—	—
Net result on disposals	—	—	—	—
Cost connected with developments	—	(906)	—	(906)
Revaluation of investment properties	—	—	—	—
Other depreciation, amortisation and impairments	—	—	(376)	(376)
Administrative expenses	—	—	(16,858)	(16,858)
Net operating loss	—	(906)	(17,234)	(18,140)
Interest income	—	—	3,635	3,635
Interest expense	—	—	(5)	(5)
Other financial expenses	—	—	(6,359)	(6,359)
Loss before taxation	—	(906)	(19,963)	(20,869)
Taxation charge for the year	—	—	(314)	(314)
Loss after taxation for the year	—	(906)	(20,277)	(21,183)
Investment properties	—	—	—	—
Additions to investment properties	—	—	—	—
Segment assets	—	—	210,496	210,496
Segment liabilities	—	—	7,967	7, 967

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.35	Investment in Group undertakings

During the year ended 31 December 2013:

•	In January 2013, MD CE Holding Limited, a 100% owned subsidiary of Atrium, acquired the remaining 49% of the shares in Nokiton Investment Limited which it did not already hold and now owns 100% of this entity and its subsidiaries. The transaction did not result in a change of control. The total consideration paid and transaction costs amounted to €3.4 million.

•	In June 2013, through a two stage agreement, MD CE Holding Limited acquired the remaining 76% of the shares it did not already hold in Euro Mall Polska XVI Sp. z o.o., Euro Mall Polska XIX Sp. z o.o. and Euro Mall Polska XX Sp. z o.o.; consequently it now owns 100% of these entities. The total consideration paid amounted to €2.5 million.

1.36	Fair value

Fair value measurements recognised in the consolidated statement of finance position are categorised using the fair value hierarchy that reflects the significance of the inputs used in determining the fair values:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability

The following table shows the assets and liabilities of the group which are presented at fair value in the statement of financial position as at 31 December 2013, including their levels in the fair value hierarchy:

	Note	Level 2	Level 3	Fair value as at 31/12/13
		€’000	€’000	€’000
Standing investments	1.4
Poland			1,206,716	1,206,716
Czech Republic			411,484	411,484
Slovakia			147,260	147,260
Russia			443,424	443,424
Hungary			70,670	70,670
Romania			65,220	65,220
Latvia			11,390	11,390
Total standing investments			2,356,164	2,356,164
Developments and land	1.5
Poland			218,127	218,127
Russia			128,373	128,373
Turkey			198,461	198,461
Others			38,676	37,676
Total developments and land			583,637	583,637
Financial liabilities measured at fair value
Interest rate swaps used for hedging	1.19	11,756		11,756

ATRIUM EUROPEAN REAL ESTATE LIMITED

Investment properties measured at level 3 fair value:

	Standing investments	Developments and land
	€’000	€’000
Balance as at 1 January 2013	2,185,336	538,395
Gains (losses) included in the Income statement
Revaluation of investment properties (Unrealised)	14,712	(35,998)
Additions and Disposals
New Properties	146,012	28,862
Construction, technical improvements and extensions	30,811	54,737
Disposals	(7,679)	(4,817)
Other movements
Movements in financial leases	4,755	2,910
Interest Capitalised	—	799
Currency translation difference	(18,660)	(374)
Transfers from Development and land to Standing Investments	877	(877)
Balance as at 31 December 2013	2,356,164	583,637

A description of the Investment Properties valuation processes:

The policies and procedures for standing investments and developments and land valuations, and appointment of external independent valuation companies, are made with the annual approval of the audit committee.

The criteria for selecting the valuation companies include recognised professional qualifications, reputation and recent experience in the respective locations and categories of the properties being valued. A rotation of the different locations among the valuation companies is performed on a periodic basis.

External valuations of standing investment properties are performed on a quarterly basis at each interim reporting date using the desk top approach. A full update of the valuation is performed only if material changes in net annual rental income occurred during the period or when deemed necessary by management. The valuations of developments and land properties, for interim reporting purposes, are performed internally by the Company’s internal valuation department using the internal methods which are aligned with those used by the external valuation companies. When considered necessary, external valuations are obtained to validate and support the internal valuations of developments and land. At the year-end, all standing investments properties and the majority of developments and land are valued by external valuation companies.

The majority of the significant unobservable inputs are provided by the company’s external, independent, international valuers and reflect the current market assessments, while taking into account each property’s unique characteristics.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The values of the investment properties are determined based on the valuations received from the external valuation companies and the internal valuations.

Valuation results of the investment properties are presented to the audit committee. This includes a discussion of the changes in the major assumptions used in the valuations, major changes, lack of changes if such are expected and the current economic situation of the market where the properties are located.

The valuation techniques used in measuring the fair value of assets and liabilities of the group which are presented at fair values in the statement of financial position as at 31 December 2013:

Standing investments:

The fair value of standing investments is determined using a Discounted Cash Flow. The Discounted Cash Flow model considers the present value of the net cash flow to be generated from the properties, taking into account the aggregate of the net annual rental income. The expected net cash flows are capitalised using a net yield which reflects the risks inherent in the net cash flows. The yield estimation is derived from the market and considers, among other factors, the country in which the property is located and the risk assessment of the asset. The Group categorise standing investments fair value as level 3 within the fair value hierarchy.

The following table shows the significant unobservable inputs used in the fair value measurement of standing investments for the Discounted Cash Flow method:

Significant unobservable inputs	Range	Weighted average
Estimated rental value[1] (“ERV”)	€1-€233 per sqm per month	€12 per sqm, per month
Equivalent yield	6.0%-15.1%	8.2%

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in ERV (1)	116	2,472.2
Decrease of 5% in ERV (1)	(116)	2,240.2
Increase of 25bp in equivalent yield (2)	(72.3)	2,283.8
Decrease of 25bp in equivalent yield (3)	77.3	2,433.4

(1)	The effect of the increase (decrease) in ERV on the estimated fair value of each country is approximately pro rata their fair value
(2)	The distribution of the estimated decrease (in € millions): Poland-42.4, Czech Republic-12.5, Slovakia-4.7, Russia-8.8, Hungary-1.8, Romania-1.8 and Latvia-0.3
(3)	The distribution of the estimated increase (in € millions): Poland-45.8, Czech Republic-13.3, Slovakia-5.0, Russia-9.2, Hungary-1.8, Romania-1.9 and Latvia-0.3

[1]	The amount at which a property could be leased on the valuation date by a willing lessor to a willing lessee on appropriate lease terms in an arm’s length transaction.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Development and land:

The fair value of 21% of developments and land was determined using the Comparable method. The Comparable valuation method is based on the sales (offering and listing) prices of similar properties that have recently been transacted in the open market. Sales prices are analysed by applying appropriate units of comparison and are adjusted for differences with the valued property on the basis of elements of comparison, such as location, size of the plot and zoning etc.

The following table shows the significant unobservable input used in the fair value measurement of developments and land for the Comparable method:

Significant unobservable input	Range	Weighted average
Price (1)	€38-€107 per sqm	€74 per sqm

(1)	An outlier price of €586 per sqm of GLA is excluded from the range.

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in price (1)	5.2	129.3
Decrease of 5% in price (1)	(5.2)	118.9

(1)	The effect of the increase (decrease) in price on the estimated fair value of each country is approximately pro rata their fair value

The fair value of the remaining 79% of developments and land was determined using the Residual value method. The residual value method uses the present value of the market value expected to be achieved in the future from the standing investment once it is developed less estimated cost to completion. The rental levels are set at the current market levels capitalised at the net yield which reflects the risks inherent in the net cash flows.

The following table shows the significant unobservable inputs used in the fair value measurement of developments and land for the Residual valuation method:

Significant unobservable inputs	Range	Weighted average
ERV	€4-€24 per sqm, per month	€17 per sqm, per month
Equivalent yield	6%-12%	9.7%
Construction costs	€475-€3,083 per sqm GLA	€1,581 per sqm GLA

Inter relationship between key unobservable inputs and fair value measurements:

	Estimated change	Estimated total fair value following the change
	€ in millions	€ in millions
Increase of 5% in ERV (1)	79.3	538.8
Decrease of 5% in ERV (1)	(79.3)	380.2
Increase of 25bp in equivalent yield (2)	(41.6)	417.9
Decrease of 25bp in equivalent yield (3)	43.9	503.4
Increase of 5% in expected construction costs (4)	(57.7)	401.8
Decrease of 5% in expected construction costs (4)	57.7	517.2

ATRIUM EUROPEAN REAL ESTATE LIMITED

(1)	The effect of the increase (decrease) in ERV on the estimated fair value of each country is approximately pro rata their fair value
(2)	The distribution of the estimated decrease (in € million): Poland-16.0, Russia-9.1, Turkey-14.3, Others-2.2
(3)	The distribution of the estimated increase (in € million): Poland-17.1, Russia-9.5, Turkey-15, Others-2.3
(4)	The distribution of the estimated increase (decrease) (in € million): Poland-16.0, Russia-17.6, Turkey-20.2, Others-3.9

Interest rate swaps used for hedging

The swaps are cash flow hedges designed to reduce the Group’s cash flow exposure to variable interest rates on certain borrowings. The swaps are presented at fair value. The Group categorise fair value swaps as level 2 within the fair value hierarchy. The inputs used to determine the future cash flows are the 3 month Euribor Forward curve and an appropriate discount rate. The inputs used are derived either directly (i.e. as prices) or indirectly (i.e. from prices).

The following table shows the assets and liabilities of the group which are not presented at fair value in the statement of financial position as at 31 December 2013, including their levels in the fair value hierarchy:

	Level	31/12/2013	31/12/2013	31/12/2012	31/12/2012
		Net book value	Fair value	Net book value	Fair value
		€’000	€’000	€’000	€’000
Financial liabilities
Bonds	2	499,066	506,083	193,958	202,505
Bank loans	2	304,489	305,253	343,103	345,378
Total		803,555	811,336	537,061	547,883

The fair values of loans and bonds were determined by an external appraiser using discounted cash flow models, zero-cost derivative strategies for fixing the future values of market variables and option pricing models of the Black-Scholes type.

Fair values have been determined with reference to market inputs, the most significant of which are:

•	Quoted EUR yield curve;

•	Quoted CZK yield curve;

•	Volatility of EUR swap rates;

•	Spot exchange rates CZK/EUR; and

•	Fair values of effected market transactions.

Fair value measurements used for bonds and loans are categorised within Level 2 of the fair value hierarchy.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.37	Categories of financial instruments

The Group distinguishes the following categories of financial instruments:

2013	Carrying amount	Loans and receivables	Financial liabilities at amortised cost	Financial liabilities at fair value
	€’000	€’000	€’000	€’000
Financial assets
Long term loans	8,114	8,114	—	—
Receivables from tenants	13,773	13,773	—	—
Other receivables	8,296	8,296	—	—
Cash and cash equivalents	305,577	305,577	—	—
Total financial assets	335,760	335,760	—	—
Financial liabilities
Long term borrowings	798,044	—	798,044	—
Derivatives	11,756	—	—	11,756
Long term liabilities from leases	46,040	—	46,040	—
Other long term liabilities	21,537	—	21,537	—
Trade and other payables	20,530	—	20,530	—
Accrued expenditure	42,291	—	42,291	—
Short term borrowings	5,511	—	5,511	—
Total financial liabilities	945,709	—	933,953	11,756

2012	Carrying amount	Loans and receivables	Financial liabilities at amortised cost	Financial liabilities at fair value
	€’000	€’000	€’000	€’000
Financial assets
Long term loans	36,592	36,592	—	—
Receivables from tenants	15,018	15,018	—	—
Other receivables	2,643	2,643	—	—
Cash and cash equivalents	207,843	207,843	—	—
Total financial assets	262,096	262,096	—	—
Financial liabilities
Long term borrowings	462,075	—	462,075	—
Derivatives	17,828	—	—	17,828
Long term liabilities from leases	47,320	—	47,320	—
Other long term liabilities	19,730	—	19,730	—
Trade and other payables	17,663	—	17,663	—
Accrued expenditure	26,131	—	26,131	—
Short term borrowings	74,986	—	74,986	—
Total financial liabilities	665,733	—	647,905	17,828

The fair values of bonds and loans presented under long term financial liabilities are disclosed in note 1.18 and 1.36. The remaining financial liabilities are stated at amortised cost which is deemed not to be significantly different from fair value. The fair values of the financial assets are deemed to equal their book values. The Group has pledged some cash as collateral, for more information see note 1.15.

ATRIUM EUROPEAN REAL ESTATE LIMITED

1.38	Capital management

The Group manages its capital to provide stability and reduce risk while generating a solid return over the long term to shareholders through improving the capital structure and efficiency of the Group’s balance sheet. The Group’s capital strategy remains unchanged from 2012.

The capital structure of the Group consists of borrowings (as detailed in note 1.18), cash and cash equivalents and the equity.

The capital structure of the Group is reviewed regularly. As part of this review, the cost of capital and the risks associated with each class of capital are considered. Based on the Board of Directors’ decision, the Group manages its capital structure mainly by dividend distributions, debt raising and loan repayments.

Atrium corporate credit rating by S&P and Fitch is BBB-.

For information about loans and bond covenants see note 1.18 and for information about the capital structure of the Group see note 1.16.

1.39	Risk management

The objective of the Group is to manage, invest and develop commercial real estate in Central and Eastern Europe, South Eastern Europe and Russia in order to increase their intrinsic value. The Group has always applied a conservative funding strategy.

The risk exposures of the Group are constantly assessed and reported to the Board of Directors and full Board meetings are held at least quarterly.

Development risk

Since 2004, the Group has been active in property development and is therefore exposed to certain development risks.

Development risk relates to the construction of investment properties. The main risks are commercial, financial, technical and procedural risks. Examples of commercial and financial risks are letting risks and risks connected with foreign exchange rate fluctuations. To mitigate commercial and financial risks, before any project is started a detailed analysis of the market conditions is performed and the situation is monitored during the whole construction process. Technical risks include for example design risk, construction risk and environmental risks. Procedural and technical risks are also mitigated by a primary detailed analysis. Furthermore, the Group uses external professionals to deal with procedural actions, project design, project management, construction and other associated matters. Although controls have been implanted to mitigate the development risk, the turbulence on the global real estate markets has required redesign and reconsideration of many of the projects.

Credit risk

Credit risk is defined as unforeseen losses on financial assets if counterparties should default.

ATRIUM EUROPEAN REAL ESTATE LIMITED

The credit worthiness of tenants is closely monitored by a regular review of accounts receivable. Rents from tenants are generally payable in advance.

Atrium attempts to minimise concentration of credit risk by spreading the exposure over a large number of counterparties.

The credit risk exposure is comprised of normal course of business transactions with third parties and associates.

Furthermore, the Group holds collateral from tenants which would reduce the financial impact on the Group in the event of default. The collateral is represented by deposits from tenants and covers rents of one to three months. In 2013, the Group had secured long term deposits from tenants amounting to €21.4 million (2012: €18.9 million) and short term deposits amounting to €2.5 million (2012: €2.4 million) and secured bank guarantees.

The table in note 1.12 provides an ageing analysis of receivables from tenants and an overview of the allowances made for doubtful balances.

The credit exposure of the Group arising from the financial assets, as disclosed in note 1.37, represents the maximum credit exposure due to financial assets.

To spread the risk connected to the potential insolvency of financial institutions, the Group deposits cash balances at various international banking institutions. Before a deposit is made, a review of the credit ratings of the banking institutions is undertaken and only banks with credit ratings of an investment grade or better are selected.

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

Liquid funds, comprising cash and cash equivalents as disclosed in note 1.15, amounted to €305.6 million as at 31 December 2013 (2012: €207.8 million). The total net liquid funds calculated as cash and cash equivalents less short term borrowings, amounted to €300.1 million (2012: €132.9 million).

ATRIUM EUROPEAN REAL ESTATE LIMITED

The following tables analyse the Group’s financial liabilities, including interest payments, based on maturity:

The amounts disclosed in the table are the contractual undiscounted cash flows.

2013	Carrying amount	Total contractual cash flows	One year or less	One to two years	Two to five years	More than five years
	€’000	€’000	€’000	€’000	€’000	€’000
Borrowings*	815,721	983,234	50,202	107,762	339,005	486,265
Derivatives	11,756	11,817	5,933	4,030	1,854	—
Other liabilities**	118,232	377,684	55,222	9,396	34,042	279,024
Total	945,709	1,372,735	111,357	121,188	374,901	765,289

2012	Carrying amount	Total contractual cash flows	One year or less	One to two years	Two to five years	More than five years
	€’000	€’000	€’000	€’000	€’000	€’000
Borrowings*	540,734	632,418	99,875	25,329	388,361	118,853
Derivatives	17,828	17,904	5,126	4,837	7,526	415
Other liabilities**	107,171	334,089	45,249	17,156	23,852	247,832
Total	665,733	984,411	150,250	47,322	419,739	367,100

*	Borrowings include accrued interest.
**	Other liabilities comprise long term liabilities from leases, other long term liabilities, trade and other payables, payables related to acquisitions, liabilities held for sale and accrued expenditure.

Market risk

Market risk embodies the potential for both losses and gains and includes price risk, currency risk and interest rate risk.

The Group’s strategy for managing market risk is driven by the Group’s investment objective which is managing and administrating the existing property portfolio and identifying potentially attractive new investments in the market, conducting due diligence for acquisitions and managing all the stages of the acquisition process. The Group’s market risk is managed on a daily basis in accordance with the policies and procedures in place.

The Group’s overall market positions are monitored on a monthly basis.

Information about the key unobservable inputs used in fair value measurement is disclosed in note 1.36.

Price risk

The Group’s investment properties are valued at fair value. These fair values are influenced by the recent turbulence in the global markets as well as the limited amount of publicly available and up to date data relating to the real estate markets in the countries in which the Group operates. The Group is therefore exposed to price risks resulting from movements in the Group’s asset values that could change significantly during subsequent periods, see also note 1.36. At present, it is not possible to assess with accuracy the extent of such changes.

ATRIUM EUROPEAN REAL ESTATE LIMITED

Currency risk

The Group is exposed to currency risk on cash balances that are denominated in foreign currencies. Investment properties and financial instruments denominated in the Group’s functional currency do not represent a currency risk.

To eliminate the risk of transactions in foreign currencies, the Group attempts to match its income with its expense in the same currency, thus reducing the currency risk.

The Group is mainly financed in EUR. The rents payable to the Group under the various lease agreements with tenants are mainly denominated in EUR. The Group currently has 78% of GRI denominated in EUR (2012: 78%), 10 % in CZK (2012: 11%), 4% in USD (2012: 4%) and 8% in other local currencies (2012: 7%). GRI denominated in USD is mainly generated in Russia. However, the income of most tenants is denominated in the local currency of the relevant country in which they are based. The occupancy cost ratio, which reflects the tenants’ rental cost as a proportion of turnover, can be affected by fluctuations in the euro, the currency in which rent is based or payable, against the relevant local currency in which the tenant generates turnover. Accordingly, a weakening of the local currency against the euro could result in the Group’s properties becoming less attractive, or over-rented. Such fluctuations could also result in these rents becoming unsustainable for the tenants concerned, leading to the respective tenants demanding discounts or even defaulting.

The following tables set out the exposure to foreign currency risk and net exposure to foreign currencies of the Group’s financial assets and liabilities:

2013	Financial assets	Financial liabilities	Net exposure
	€’000	€’000	€’000
CZK	9,371	(36,654)	(27,283)
HUF	2,296	(1,782)	514
PLN	16,672	(48,622)	(31,950)
RON	1,190	(641)	549
RUB	7,292	(23,415)	(16,123)
TRY	5	(2,812)	(2,807)
LVL	250	(796)	(546)
BGN	12	(53)	(41)
UAH	2	(54)	(52)
GEL	—	(166)	(166)
USD	417	(1,200)	(783)

2012	Financial assets	Financial liabilities	Net exposure
	€’000	€’000	€’000
CZK	6,290	(43,273)	(36,983)
HUF	3,081	(1,335)	1,746
PLN	42,147	(48,650)	(6,503)
DKK	2	(27)	(25)
RON	722	(322)	400
RUB	7,454	(19,431)	(11,977)
TRY	2	(2,190)	(2,188)
LVL	197	(653)	(456)
BGN	5	(78)	(73)
UAH	—	(31)	(31)
GEL	3	(15)	(12)
USD	886	(1,108)	(222)

ATRIUM EUROPEAN REAL ESTATE LIMITED

Sensitivity Analysis

The table below indicates how a 10% point strengthening of the currencies stated below against the euro as at 31 December 2013 and 31 December 2012 would have increased/(decreased) the profit in the income statement. This analysis assumes that all other variables remain constant. The recording and measurement of foreign currency results is undertaken in accordance with the principles outlined in standard IAS 21.

The table below does not take into account potential gains and losses on investment properties measured at fair value which are sensitive to foreign exchange fluctuations (e.g. rents in Russia denominated in USD) nor does it take into account the impact on any other non-financial assets or liabilities.

	2013	2012
	Gain/(Loss)	Gain/(Loss)
	€’000	€’000
CZK	(2,728)	(3,698)
HUF	51	175
PLN	(3,195)	(650)
DKK	—	(3)
RON	55	40
RUB	(1,612)	(1,198)
TRY	(281)	(219)
LVL	(55)	(46)
BGN	(4)	(7)
UAH	(5)	(3)
GEL	(17)	(1)
USD	(78)	(22)

Interest rate risk

The majority of financial instruments bear interest on a fixed interest basis. The interest rate risks associated with the Group’s financial instruments bearing variable interest rates are mainly hedged by making use of financial derivatives (interest rate swaps), see also note 1.36. As all financial instruments, other than the derivatives, were measured at amortised cost in 2013, there were no value movements due to interest rate risk fluctuations in 2013. The interest rate risk was, therefore, reduced to the impact on the income statement of the interest paid on borrowings bearing variable interest rates. The carrying amount of the borrowings bearing variable interest rates was €154.3 million as at 31 December 2013 (2012: €190.4 million).

Interest rate exposure arising from long term borrowings is analysed on a regular basis. As at 31 December 2013, 81% (2012: 65%) of the Group’s borrowings were at a fixed interest rate. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing through bonds.

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

ATRIUM EUROPEAN REAL ESTATE LIMITED

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

As at 31 December 2013 and 31 December 2012, it was estimated that a general increase (decrease) of one percentage point (100 basis points) in interest rates would increase (decrease) the Group’s interest expenses arising from variable interest rate instruments and subsequently decrease (increase) the profit for the year by approximately €1.5 million (2012: €1.9 million).

1.40	Transactions with related parties

To the best of management’s knowledge, during the year ended 31 December 2013 and 31 December 2012, no single shareholder of Atrium held more than 5% of the listed ordinary shares, except for:

•	Gazit-Globe Ltd (“Gazit-Globe”) which held 149,325,178 shares (2012: 128,908,715 shares) in Atrium, representing approximately 39.8% (2012: 34.5%) of Atrium’s total shares as at 31 December 2013 and;

•	Apollo Global Real Estate (“Apollo”) which held 52,069,621 shares (2012: 72,486,084 shares) in Atrium, representing approximately 13.9% (2012: 19.4%) of Atrium’s total shares as at 31 December 2013.

Gazit-Globe and Apollo jointly held approximately 53.7% (2012: 53.9%) of Atrium’s shares in issue as at 31 December 2013.

In August 2013, Gazit-Globe Ltd. (“Gazit-Globe”) purchased 20,416,463 shares from Apollo Global Real Estate (“Apollo”), representing approximately 5.5% of Atrium’s total shares.

Transactions between Atrium and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Except as described in the following paragraphs, the directors have not entered into any transactions with Atrium and its subsidiaries, do not own shares in Atrium and have not invested in any debt issued by the Group.

a.	Chaim Katzman, Director and Chairman of the Board of Directors together with family members held 255,000 shares in Atrium as at 31 December 2013 and as at 31 December 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe indirectly held 28,689,624 of Atrium’s shares (2012: 31,429,124 shares), as at 31 December 2013. Together, these direct and indirect holdings represented approximately 7.7% of Atrium’s total shares as at 31 December 2013. In November 2013, the Compensation and Nominating Committee approved the grant of 200,000 options of the ESOP 2013 option plan to Mr. Katzman. Chaim Katzman is also the Chairman of the Board of Directors of Gazit-Globe.

ATRIUM EUROPEAN REAL ESTATE LIMITED

b.	Aharon Soffer, Director, through his holding of Gazit-Globe shares, indirectly held 16,989 of Atrium’s shares (2012: 15,504 shares), as at 31 December 2013. This indirect holding represents approximately 0.005% (2012: 0.004%) of Atrium’s total shares as at 31 December 2013.

c.	Dipak Rastogi retired from the board on 11 November 2013. Through his family trust, he held an indirect investment of 435,755 shares in Atrium as at 31 December 2012; the shares were sold in August 2013.

d.	Joseph Azrack, Director, held 13,831 shares in Atrium and an indirect beneficial ownership of 10,661 shares in Atrium as at 31 December 2013 and as at 31 December 2012. In addition, Joseph Azrack is the Managing Partner of Apollo. Apollo and its affiliates advise and manage a syndicate of investors who in aggregate own 52,069,621 Atrium shares as detailed above.

e.	Thomas Wernink, Director, held 5,000 shares in Atrium as at 31 December 2013 and as at 31 December 2012.

f.	In September 2013, Peter Linneman, Director, elected to receive 2,369 shares in Atrium in lieu of €10,000 of his annual director’s fee. Peter Linneman held 26,629 shares in Atrium as at 31 December 2013 and 24,260 as at 31 December 2012.

g.	Simon Radford, Director, held 11,065 shares in Atrium as at 31 December 2013 and as at 31 December 2012.

h.	In March 2013, the Compensation and Nominating Committee determined employee annual bonus payments for 2012. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €625,000 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 34,958 new shares on 22 April 2013, at €4.539 per share, net of tax. These shares are not subject to any lock-up period.

In April 2013, Rachel Lavine exercised 1,000,000 fully vested employee share options and accordingly received 532,184 new shares, net of tax, as a result of a cashless exercise pursuant to a separate agreement with Atrium in accordance with the terms of ESOP 2009.

In 2013, the Compensation and Nominating Committee approved the following amendments to the employment agreement of Rachel Lavine: a €30,000 increase of her basic salary per annum to €655,000 with effect from 1st April 2013, a grant of 1,600,000 options of the ESOP 2013 option plan and 400,000 allotted shares to be issued over a four year period after 1 August 2013 with one quarter, i.e. one hundred thousand, allotted shares to be issued on the first, second, third and fourth anniversaries of 1 August 2013, provided that Rachel is still employed by the Company at each date of issue.

Based on a consultancy agreement with the Group, Chaim Katzman, Chairman of the Board was entitled to consultancy fees of €550,000 in 2013 (2012: €550,000) and expenses as permitted under his agreement.

Atrium has paid flight and travel expenses of €0.4 million (2012: €0.2 million) to MGN Icarus Inc, a subsidiary of Gazit-Globe. Such travel expenses were at arm’s length and were incurred by the Chairman of the Board and other members of staff for property tours and other business activities.

ATRIUM EUROPEAN REAL ESTATE LIMITED

In addition, Gazit-Globe reimbursed Atrium for audit expenses of €0.3 million which were paid by Atrium on its behalf (2012: €0.5 million).

The total remuneration of the non-executive directors arising from their directors’ contracts amounted to €0.5 million for the year 2013 (2012: €0.6 million).

The aggregate annual remuneration paid or payable to the Group Executive Management team for the year ended 31 December 2013, including base salary, annual guaranteed bonus, allowances and benefits was €3.5 million (2012: €3.3 million) (which includes remuneration of three Group Executive Management personnel - Soňa Hýbnerová, Liad Barzilai and Ljudmila Popova - prior to their respective promotions). In addition, the share based payment expenses for the Group Executive Management team amounted to €0.4 million (2012: €0.9 million).

The Group contracted legal services from Atlas Legal Consultancy Services B.V., a consultancy company controlled by Marc Lavine, a related party to Rachel Lavine, amounting to €0.3 million in 2013 (2012: €0.5 million). Amounts were billed on the basis of arm’s length rates for such services.

Atrium has a contract with Aztec Financial Services (Jersey) Limited for the provision of administration and company secretarial services under which it paid fees amounting to €0.3 million in 2013 (2012: €0.2 million). Aztec Financial Services (Jersey) Limited is part of Aztec Group where Simon Radford is a director and shareholder.

1.41	Contingencies

The circumstances of the acquisition of 88,815,500 Austrian Depositary Certificate (“ADCs”) representing shares of Atrium announced in August 2007 (the “ADC Purchases”), security issuances and associated events have been subject to regulatory investigations and other proceedings that continue in Austria.

In 2012, following an investigation, the Jersey Financial Services Commission reconfirmed its conclusions, that the ADC Purchases involved no breach of the Jersey Companies (Jersey) Law and that its investigation has concluded without any finding of wrong doing.

Atrium is, however, involved in certain claims submitted by ADC holders alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 10 March 2014, the latest practicable date prior to authorisation of this report, the aggregate amount claimed in proceedings to which Atrium was then a party in this regard was approximately €14.6 million. The number of claims and amounts claimed are expected to fluctuate over time as proceedings develop, are dismissed, withdrawn or otherwise resolved. The claims are at varying stages of development and are expected to be resolved over a number of years. While a provision has been recorded in respect of these proceedings, based on current knowledge and management assumptions and includes the estimated associated expenses, the actual outcome of the claims and the timing of their resolution cannot be estimated reliably by the Company at this time. The further information ordinarily required by IAS 37, ‘Provisions, contingent liabilities and contingent assets’ has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of the claims. Atrium rejects the claims and is defending them vigorously.

ATRIUM EUROPEAN REAL ESTATE LIMITED

There are currently criminal investigations pending against Mr. Julius Meinl and others relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various Atrium investors, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into force in 2006, is applicable to Atrium. In any event, Atrium believes a finding of liability on its part would be inappropriate and, accordingly, intends to actively defend itself.

The continuing uncertainty in the various economies in which the Group has its operations and assets, especially the euro zone and the developing markets in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess with accuracy the extent of any such changes.

1.42	Subsequent events

In February 2014, Josip Kardun joined Atrium’s Group Executive Management Team as Chief Operating Officer following the departure of Nils-Christian Hakert who leaves the Group at the end of March. Mr Kardun also acts as Deputy Chief Executive Officer.

ATRIUM EUROPEAN REAL ESTATE LIMITED

2.	Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2013 and 2012, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated cash flow statements, and consolidated statements of changes in equity for each of the years in the two year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

Jersey, Channel Islands

March 11, 2014

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