Form 20-F/A
period 2013-12-31
Gazit-Globe Ltd
filed 2014-09-23
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F/A

(Amendment No.1)

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

EXPLANATORY NOTE

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated in its financial statements or that are jointly controlled entities, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries or affiliates.

This Form 20-F/A is being filed to amend our Annual Report on Form 20-F for the year ended December 31, 2013, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2014. This amendment includes the restatement of our audited consolidated financial statements as of December 31, 2013 and as of December 31, 2012 and for the years then ended to retrospectively reflect the amendment in the estimated revenues and costs of completion of the construction projects of our fully-consolidated subsidiary, U. Dori Construction Ltd. (“Dori Construction”) and related disclosure in “Item 3. Key Information,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Please note that the corrections to the audited consolidated financial statements as of December 31, 2012 and for the year then ended were not material. For further information, please see Note 2ee and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report. As a result of the above, we reassessed our disclosure controls and procedures and determined that they, as of December 31, 2013, were not effective due to a material weakness in our internal control over financial reporting. For further information, see “Item 15. Controls and Procedures.”

In addition, this amendment reflects a retrospective adjustment to our audited consolidated financial statements and related disclosure in “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” due to the adoption of a clarification to IAS 12, Income taxes that was published in July 2014, with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification to IAS 12”). For further information, please see Note 2a and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

In addition, this amendment reflects a reclassification adjustment to our audited consolidated financial statements and related disclosure in “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” due to the adoption of a Clarification to IAS 17, Leases (the “Clarification to IAS 17”), that was published in March 2014, pursuant to which internal fixed costs are not to be considered as incremental costs for the purposes of IAS 17. As a result, we classified internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of the “General and administrative expenses”, instead of capitalizing them to “Investment property” and including them as part of “Fair value gain from investment property” line item. We have reclassified the comparative amounts in these restated financial statements to reflect the adoption of the Clarification to IAS 17. For further information, please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.

Lastly, this amendment reflects additional disclosure that was added to “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” in light of comments received from the staff of the SEC in letters dated May 30, 2014, July 17, 2014, and July 29, 2014, respectively, and agreed upon by us in our response letters dated June 23, 2014 and July 23, 2014, respectively.

This amendment continues to speak as of the date of the original filing and other than information relating to matters mentioned in the above paragraphs, no amendment was made in this Form 20-F/A to update or revise the disclosure originally published in the Annual Report on Form 20-F filed on April 16, 2014. Except as stated herein, this Form 20-F/A does not reflect events or developments occurring after the filing of our Annual Report on Form 20-F on April 16, 2014. As a result, this Form 20-F/A should be read in conjunction with the documents we furnished to the SEC subsequent to the filing of the Annual Report, including, but not limited to, the Company’s Second Quarter 2014 Financial Report, furnished to the SEC as Exhibit 99.1 to the Current Report on Form 6-K on September 3, 2014, the Company’s Restated 2013 Annual Report, furnished to the SEC as Exhibit 99.1 to the Current Report on Form 6-K on September 15, 2014, and the Company’s Restated First Quarter 2014 Financial Report, furnished to the SEC as Exhibit 99.2 to the Current Report on Form 6-K on September 15, 2014.

INTRODUCTION AND USE OF CERTAIN TERMS

Except where the context otherwise requires, references in this annual report to:

•	“adjusted EPRA FFO” means EPRA FFO (as defined below) as adjusted for: CPI and exchange rate linkage differences; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses (through 2011) derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of the engagement of senior Group officers; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement (through 2011); and extraordinary legal proceedings not related to the reporting periods.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•	“community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

•	“consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

•	“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, various capital gains and losses, gains (losses) from early redemption of debentures and unwinding of financial derivatives, gains from bargain purchase, goodwill impairment, changes in the fair value through profit or loss with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

•	“GLA” means gross leasable area.

•	“Group” – the Company, its subsidiaries and its jointly controlled entities.

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•	“neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

•	“NOI” means net operating income.

•	“reporting date” or “balance sheet date” means December 31, 2013.

•	“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. a wholly-owned subsidiary through which Gazit Development currently holds 73.9% of the share capital and voting rights of U. Dori Group Ltd.

•	“Atrium” means Atrium European Real Estate Limited, an equity-accounted jointly-controlled affiliate, (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•	“Dori Group” means U. Dori Group Ltd. (TASE: DORI) and its subsidiaries, which as of December 31, 2013, held 59.7% of U. Dori Construction Ltd. which is also traded on the Tel Aviv Stock Exchange, and U. Dori Construction Ltd.’s wholly-owned subsidiaries and related companies.

•	“Dori Construction” means U. Dori Construction Ltd (TASE:DRCN) and its subsidiaries.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•	“Gazit America” means Gazit America Inc., a wholly-owned subsidiary, which as of December 31, 2013, held indirectly 12.1% of Equity One’s share capital and which prior to August 8, 2012 was the owner of ProMed Canada.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and holds 73.9% of Dori Group through Acad.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), a Panamanian company (formerly known as Gazit Inc.) which had voting power of 50.6% of our issued ordinary shares as of April 10, 2014.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owned and operated medical office buildings in Canada prior to August 8, 2012 when such assets were sold to First Capital.

•	“Ronson” means Ronson Europe N.V., a company in which Dori Group, as of December 31, 2013, owns 39.8% of its share capital, that is incorporated in the Netherlands and whose securities are listed on the Warsaw Stock Exchange in Poland.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owned and operated senior housing facilities in the United States, which were sold during 2012 and 2013.

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

v

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

As aforementioned, the data set below with respect to each of the years ended on December 31, 2013 and 2012 was restated to reflect the correction of an error in the estimated revenues and costs of completion of the construction projects of our subsidiary Dori Construction. For additional information please see Note 2ee and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report; the data for each of years ended on December 31, 2013, December 31, 2012 and December 31, 2011 was retrospectively adjusted due to the adoption of a clarification to IAS 12, Income taxes; and the data for each of years ended on December 31, 2013, December 31, 2012 and December 31, 2011 was reclassified due to the adoption of a clarification to IAS 17, Leases.

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

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data)(1) (2) (3) (4)	NIS					U.S.$
Statement of Income Data:
Rental income	4,084	4,147	4,718	5,249	5,146	1,483
Property operating expenses	1,369	1,341	1,522	1,705	1,689	487

Net operating rental income	2,715	2,806	3,196	3,544	3,457	996
Revenues from sale of buildings, land and construction work performed(5)	596	—	1,001	1,760	1,672	481
Cost of buildings sold, land and construction work performed(5)	554	—	967	1,720	1,688	486

Gross profit (loss) from sale of buildings, land and construction work performed	42	—	34	40	(16)	(5)

Total gross profit	2,757	2,806	3,230	3,584	3,441	991

Fair value gain (loss) from investment property and investment property under development, net(6)	(1,922)	935	1,692	1,938	962	277
General and administrative expenses	(584)	(569)	(755)	(673)	(610)	(176)
Other income	777	21	115	164	218	63
Other expenses	(41)	(46)	(110)	(47)	(74)	(21)
Company’s share in earnings (losses) of equity-accounted investees, net	(268)	171	334	299	149	43

Operating income	719	3,318	4,506	5,265	4,086	1,177
Finance expenses	(1,793)	(1,764)	(2,197)	(2,214)	(2,185)	(629)
Finance income	1,551	525	72	120	549	158
Increase in value of financial investments	81	—	—	—	—	—

Income before taxes on income	558	2,079	2,381	3,171	2,450	706
Taxes on income (tax benefit)	(142)	390	352	758	265	76

Net income	700	1,689	2,029	2,413	2,185	630

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data)(1) (2) (3) (4)	NIS					U.S.$
Net income (loss) attributable to:
Equity holders of the Company	1,101	831	708	901	927	267
Non-controlling interests	(401)	858	1,321	1,512	1,258	363

	700	1,689	2,029	2,413	2,185	630

Net earnings per share attributable to equity holders of the Company:
Basic net earnings per share	8.49	5.89	4.57	5.46	5.41	1.56
Diluted net earnings per share	8.47	5.87	4.23	5.25	5.35	1.54

	Year Ended December 31,
(In thousands)	2009	2010	2011	2012	2013
Weighted average number of shares used to calculate:
Basic earnings per share	129,677	141,150	154,456	164,912	171,103
Diluted earnings per share	129,706	141,387	154,783	165,016	171,413

(1)	We have early adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IAS 28R, Investments in Associates and Joint Ventures, and IAS 27R – Separate Financial Statements (collectively: the “New Standards”) starting from the consolidated financial statements of the second quarter of 2012. Additionally, we implemented the amendment to IAS 12 in the first quarter of 2012 as prescribed by IFRS (the New Standards and the amendment to IAS 12, collectively, the “New IFRSs”) with the effective adoption date being January 1, 2010 in accordance with the New IFRSs’ transition provisions. Accordingly, the data shown above for the year ended December 31, 2009 is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned years, both revenue from sale of buildings and cost of buildings sold would have been reduced substantially but we estimate that the impact on net income (loss) would have been immaterial.
(2)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	As stated above, in July 2014, the International Financial Reporting Interpretations Committee (the “IFRIC”) published a Clarification to IAS 12, Income taxes. We have adopted the Clarification to IAS 12 in this restated annual report. As a result of the adoption of the Clarification to IAS 12, we have retrospectively adjusted our financial statements for each of the years ended December 31, 2013, December 31, 2012 and December 31, 2011 with the effective adoption date being January 1, 2011. Accordingly, the data shown above for the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12. Had the Clarification to IAS 12 been applied to the aforementioned years, taxes on income would have been amended but we estimate that the impact on net income (loss) would have not been material. For further information please refer to Notes 2a and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	As stated above, in March 2014, the IFRIC published a Clarification to IAS 17, Leases, pursuant to which internal fixed costs are not to be considered as incremental costs for the purposes of IAS 17. As a result, we have reclassified the comparative amounts in these restated financial statements to reflect the Clarification to IAS 17 for the years ended December 31, 2013, December 31, 2012 and December 31, 2011, with the effective adoption date being January 1, 2011. Accordingly, the data shown above for the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 17. Had the Clarification to IAS 17 been applied to the aforementioned years, the reclassification impact would have been not material and there would have been no impact on the net income. For further information please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of buildings sold, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad. See also footnote (1) above.
(6)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	As of December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1) (2) (3)	NIS					U.S.$
Selected Balance Sheet Data:
Equity-accounted investees	45	3,694	4,390	4,713	5,907	1,702
Investment property	42,174	41,242	51,014	55,465	53,309	15,358
Investment property under development	2,994	2,266	2,198	2,806	2,479	714
Total assets	51,504	50,408	64,599	71,034	67,927	19,570
Long term interest-bearing liabilities from financial institutions and others(4)	17,162	14,644	18,973	19,433	12,692	3,656
Long term debentures(5)	13,862	13,768	15,379	18,500	22,231	6,405
Total liabilities	38,238	35,217	45,203	48,737	45,574	13,130
Equity attributable to equity holders of the Company	5,189	5,986	7,199	7,681	7,802	2,248
Non-controlling interests	8,077	9,205	12,197	14,616	14,551	4,192
Total equity	13,266	15,191	19,396	22,297	22,353	6,440

(1)	As stated above, we have adopted and implemented the New IFRSs during 2012 with the effective adoption date being January 1, 2010. Accordingly, the numbers shown above as of December 31, 2009 are as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned date the most significant impact would have been to include Atrium as equity-accounted investee as of December 31, 2009 instead of its proportionate consolidation as presented above. However, we estimate that the impact on shareholders equity and on total equity would have been immaterial.
(2)	As stated above, the data as of December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	As stated above, in July 2014, the IFRIC published the Clarification to IAS 12, Income taxes. We have adopted the Clarification to IAS 12 in this restated annual report. As a result of the adoption, we have retrospectively adjusted our financial statements as of December 31, 2013, December 31, 2012 and December 31, 2011, in order to reflect the Clarification to IAS 12, with the effective adoption date being January 1, 2011. Accordingly, the data shown above as of December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12. Had the Clarification to IAS 12 been applied to the aforementioned dates, deferred tax liability would have been increased and total equity and shareholders’ equity would have been decreased. However, we estimate that the impact would have not been material. For further information please refer to Notes 2a and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	As of December 31, 2013, NIS 5.3 billion (U.S.$ 1.5 billion) of our interest-bearing liabilities from financial institutions (including current maturities) were unsecured and the remainder were secured.
(5)	As of December 31, 2013, NIS 861 million (U.S.$ 248 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2009	2010	2011	2012	2013
Other Operating Data(1):
Number of Group operating properties	629	646	642	622	577
Total Group GLA (in thousands of sq. ft.)	67,559	70,006	72,903	73,292	71,431
Group occupancy (%)	93.6	93.9	94.3	95.0	95.0

(1)	Includes equity-accounted jointly controlled companies.

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions except for per share data) (1) (2) (3) (4)	NIS					U.S.$
Other Financial Data:
NOI(5)	2,729	2,806	3,196	3,544	3,457	996
Adjusted EBITDA(5)	2,254	2,548	2,864	3,257	3,192	920
Dividends	186	211	241	264	298	87
Dividends per share	1.42	1.48	1.56	1.60	1.72	0.50
EPRA FFO(5)(6)	223	141	80	327	269	77
Adjusted EPRA FFO(5)(6)	420	359	405	533	585	169

	Year Ended December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1) (4)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	926	659	1,104	1,368	1,189	342
Investing activities	(677)	(2,548)	(4,195)	(4,621)	(2,208)	(636)
Financing activities	1,225	1,589	4,017	3,490	428	123

	As of December 31,
	2009	2010	2011	2012	2013	2013
(In millions)(1) (3)	NIS					U.S.$
EPRA NAV(5)(6)(7)	6,108	6,709	8,762	10,037	10,200	2,939
EPRA NNNAV(5)(6)	5,472	5,195	6,781	7,157	7,361	2,120

(1)	As stated above, we have early adopted and implemented the New IFRSs during 2012 with the effective adoption date being January 1, 2010. Accordingly, the data shown above as of December 31, 2009 and for the year then ended is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to the aforementioned year, we estimate that the impact on the above figures would have been immaterial.
(2)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	As stated above, we have adopted the Clarification to IAS 12 in these restated financial statements, with effective adoption date being January 1, 2011. Accordingly, the data shown above as of December 31, 2010, December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12. Had the Clarification to IAS 12 been applied to the aforementioned years, taxes on income and shareholders’ equity would have been amended but we estimate that there would have been no impact on Adjusted EBITDA, Adjusted EPRA FFO and EPRA NAV and that the adverse impact on EPRA NNNAV would have been not material.
(4)	As stated above, we have adopted the Clarification to IAS 17, in these restated financial statements, with effective adoption date being January 1, 2011. Accordingly, the data shown above for each of the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 17. Had the Clarification to IAS 17 been applied to the aforementioned years, the reclassification impact would have been not material and there would have been no impact on the net income. For the impact on the cash flow statements, refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Item 5—Operating and Financial Review and Prospects”.
(6)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US-GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.
(7)	EPRA NAV was retrospectively adjusted to reflect an update in EPRA Best Practice Recommendations published in January 2014. See “Item 5—Operating and Financial Review and Prospects—Non-IFRS Financial Measures” for further details.

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

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2013, 33.1% of our rental income (assuming full consolidation of jointly-controlled entities) was earned in Canadian dollars, 30.0% in Euros, 21.7% in U.S. dollars, 7.7% in Swedish Krona, and 3.1% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 16 million of gross loss during 2013). In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate in NIS of the U.S. dollar and the Canadian dollar weakened 6.4% and 9.1%, respectively, for 2013 compared to 2012, which resulted in our net operating income decreasing by a total amount of NIS 194 million, or 5.6%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

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

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our assets even though no actual disposition of assets took place. For example, in 2013 and 2012, we increased the fair value of our properties on a consolidated basis by NIS 962 million and NIS 1,938 million, respectively.

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

We have restated our historical financial statements and identified a material weakness in our internal control over financial reporting. Restatements of our historical financial statements may have a material adverse effect on our business, financial condition or operations.

As discussed in Note 2ee and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report, we have restated our audited consolidated financial statements as of December 31, 2013 and as of December 31, 2012 and for the years then ended to retrospectively reflect the amendment in the estimated revenues and costs of completion of the construction projects of our fully-consolidated subsidiary, U. Dori Construction Ltd.

While we have taken measures to prevent future restatements we cannot be certain that the measures we have taken since we completed the restatement process will ensure that restatements will not occur in the future. The restatement may affect investor confidence in the accuracy of our financial disclosures and may raise reputational issues for our business.

Although we have now completed the restatement, we cannot guarantee that we will not receive inquiries from the SEC regarding our restated financial statements or matters relating thereto. Any future inquiries from the SEC as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional legal and accounting costs. The restatement of our historical financial statements may result in litigation. If litigation were to occur, we may incur additional substantial defense costs regardless of the outcome of such litigation. Likewise, such events might cause a diversion of our management’s time and attention. If we do not prevail in any such litigation, we could be required to pay substantial damages or settlement costs.

As a result of the restatement of our historical financial statements, we reassessed our disclosure controls and procedures and determined that they, as of December 31, 2013, were not effective due to a material weakness in our internal control over financial reporting. For further information, see “Item 15. Controls and Procedures.” A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis.

Failure to remediate our material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner. Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have the complete understanding of our operations. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities and errors or to facilitate the fair presentation of our consolidated financial statements.

Risks Related to Our Structure

We may face difficulties in obtaining or using information from our public subsidiaries and it is possible that such information, if received, may contain innaccuracies.

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

In addition, we consolidate the financial statements of our subsidiaries into our consolidated financial statements and we include the financial information of unconsolidated investees, which are accounted for in our consolidated financial statements using the equity method. As such, a material inaccuracy in the financial statements of one of our subsidiaries or unconsolidated investees can result in a material error in our consolidated financial statements. In 2014, the Company was compelled to restate and refile its consolidated financial statements for December 31, 2013 and for the year then ended (which also included corrections to the consolidated financial statements for December 31, 2012 and for the year then ended which were not material) following the restatement and refiling of the financial statements for the same period of its fully-consolidated subsidiary, Dori Construction, due to a material deviation in the estimated revenues and costs of completion for its construction projects. Our ability to supervise the preparation of the financial statements of our public subsidiaries and investees is inherently limited. Accordingly, we cannot guarantee that such errors will not occur again or that the Company will not be compelled to restate its consolidated financial statements in the future.

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

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2011, December 31, 2012, and December 31, 2013. For revenues from the sale of buildings, land, and construction work performed, and for gross profit from the sale of buildings, land and construction work performed, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Other Business.”

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

We have 8.3 million, 7.6 million and 7.0 million square feet of GLA in our consolidated portfolio with leases expiring in 2014, 2015 and 2016, respectively. We expect to achieve moderate increases in average rent spreads as we renew or re-lease these spaces across most of our markets. In addition, we believe that the information provided in “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.” regarding the rental rates of renewed leases compared with the prior lease rental rates, provides certain indication of the market rents across our markets. For further information regarding our expectations regarding future market rents across our markets, refer to “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers” below.

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants

Equity One	United States
	Florida, Georgia, Louisiana, North Carolina, California, Connecticut and the metropolitan areas of Boston, Massachusetts, New York City and Virginia	Bed Bath & Beyond, CVS Pharmacy, The Gap Inc., Greater Atlantic & Pacific Tea Co., LA Fitness, Office Depot, Publix, Sports Authority, Supervalu, and The TJX Companies

First Capital	Canada
	Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City	Canadian Tire, CIBC, Dollarama, Loblaws, Metro, RBC Royal Bank, Shoppers Drug Mart, Sobey’s, TD Canada Trust and Walmart

Citycon	Northern Europe
	Finland, Sweden, Denmark, Estonia and Lithuania	ICA, Kesko Corp., S-Group, Stockman and Tokmanni

Atrium	Central and Eastern Europe
	Poland, the Czech Republic, Hungary, Russia, Slovakia, Romania and Latvia	Ahold, Auchan, LPP, Metro Group and Spar

Gazit Germany	Germany	Aldi, Edeka, HIT, Kaisers’ and Rewe

Subsidiary	Geographical Region	Anchor/Major Tenants

Gazit Development	Israel	Cinema City, Homecenter, Eden Teva Market, Supersol and Super-pharm

Gazit Brazil	Brazil
	Sao Paulo and Rio Grande do Sul	CBD (Pão de Açúcar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, McDonald’s and Renner

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

D. Property, Plants and Equipment

Our Properties

We own interests in 577 properties in over 20 countries. The following tables summarize our properties as of December 31, 2013:

	As of December 31, 2013				Year Ended December 31, 2013						As of December 31, 2013
Region	Total No. of Properties(1)	Gazit- Globe’s Ownership Interest	GLA(1)	Occupancy	Rental Income(2)		Percent of Rental Income	Net Operating Income(2)		Same Property NOI Growth(3)	Fair Value(4)(5)
			(thousands of sq. ft.)	(U.S.$ in thousands)			(U.S.$ in thousands)			(U.S.$ in thousands)
Shopping Center
United States(6)(7)	142	45.2%	18,356	92.4%	348,678		18%	251,857		3.1%	3,790,318
Canada	160	45.2%	23,788	95.5%	638,313		33%	402,096		2.7%	6,400,395
Northern Europe(1)	71	49.3%	11,373	95.7%	405,060		21%	277,503		4.6%	4,477,643
Central and Eastern Europe(1)	153	39.8%	13,578	97.6%	387,616		20%	263,683		3.7%	3,246,022
Germany	7	100.0%	1,085	88.0%	23,423		1%	15,390		(0.5%)	249,316
Israel(8)	11	82.5%	1,433	97.1%	60,776		3%	45,747		3.6%	687,441
Brazil	4	100.0%	349	92.4%	9,879		1%	5,178		—	96,170

Healthcare
Medical Office(9)	16	100.0%	1,464	96.0%	57,478		3%	42,384		3.2%	557,189

Other properties
land for future development	—	—	—	—	—		—	—		—	949,681
Properties under development(10)	10	—	—	—	—		—	—		—	586,634
Other	3	—	5	—	1,635		—	405		—	69,874

Total	577	—	71,431	95.0%	1,932,858	(12)	100%	1,304,243	(13)	3.4%	21,110,683	(11)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe reflect 100% of the number of properties and GLA of Atrium as well as Kista Galleria which was purchased with a 50% partner and accounted for with the equity method. Gazit-Globe jointly controls Atrium and Atrium is accounted for using the equity method in Gazit-Globe’s financial statements pursuant to IFRS 11.
(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2013 (U.S.$ 1.00 = NIS 3.471).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods excluding the impact of currency exchange rate fluctuation. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes 57 properties that are considered under redevelopment and expansion.
(4)	Investment properties and investment properties under development are measured at fair value with changes in their fair value recognized as a gain (loss) in the income statement. For a detailed description of the accounting treatment of investment properties and investment properties under development, the valuation methods used by the Group and the extent external appraisals are performed, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Investment Property and Investment Property Under Development”.

(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes 100% of the fair value of the properties of Atrium and Kista Galleria, each of which are presented according to the equity method in Gazit-Globe’s financial statements with respect to the year ended December 31, 2013.
(6)	As of December 31, 2013, includes seven office, industrial, residential and storage properties.
(7)	Occupancy data excludes the occupancy of seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 92.5%.
(8)	Israel includes one income-producing property in Bulgaria.
(9)	Our medical office buildings are held through ProMed, our wholly-owned subsidiary.
(10)	As of December 31, 2013, total GLA under development was 2.2 million square feet.
(11)	This amount would be approximately NIS 76.7 billion (U.S.$ 22.1 billion) if it included 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting, approximately U.S.$ 5.8 billion of this amount is not recorded in our financial statements. The approximately U.S.$ 5.8 billion includes mainly Atrium and Kista, which however, are included in the table (see note 5 above). This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2013: NIS 53,309 million (U.S.$ 15,358 million) of investment property, NIS 2,479 million (U.S.$ 714 million) of investment property under development, NIS 611 million (U.S.$ 176 million) of assets classified as held for sale and NIS 160 million (U.S.$ 46 million) of fixed assets, net, but excludes furniture, fixtures and other equipment.
(12)	This amount includes our rental income from our joint ventures in the amount of U.S.$ 529 million.
(13)	This amount includes our net operating income from our joint ventures in the amount of U.S.$ 364 million.

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

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2013, 2012 and 2011, rental income represented 75%, 75% and 82% of our total revenues, respectively (79%, 80%, 81%, respectively, assuming full consolidation of jointly-controlled entities). Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

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

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2011, valuation gains from investment property and investment property under development were NIS 1.7 billion. For the year ended December 31, 2012, valuation gains from investment property and investment property under development were NIS 1.9 billion. For the year ended December 31, 2013, valuation gains from investment property and investment property under development were NIS 1.0 billion (U.S. $ 277 million).

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

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries and affiliates have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries and affiliates whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “foreign currency translation reserve”. The translation resulted in the inclusion in our statement of comprehensive income (loss) of a gain of NIS 1.1 billion for the year ended December 31, 2011, a loss of NIS 0.4 billion for the year ended December 31, 2012 and a loss of NIS 2.4 billion (U.S.$ 704 million) for the year ended December 31, 2013. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts in respect of liabilities. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

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

	As of December 31,
	2011		2012	2013
Our economic interest in Equity One	43.4	%(1)	45.5%	45.2%
Shopping centers(2)	157		160	135
Other properties(3)	7		7	7
Properties under development(2)	1		1	1
GLA (millions of square feet)(2)	19.5		20.5	18.4
Occupancy rate(4)	90.7%		92.1%	92.4%
Average annualized base rent (U.S.$ per sq. ft.)	13.97		14.58	16.16

(1)	Reflected our 34.1% direct interest and our share of Gazit America’s 12.7% interest in Equity One.
(2)	Includes properties of equity-accounted joint ventures.
(3)	Comprised of office, industrial, residential and storage properties.
(4)	Excludes seven office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 90.3% as of December 31, 2011, 91.7% as of December 31, 2012 and 92.5% as of December 31, 2013.

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,236	1,261	1,210	349
Net operating income	883	918	874	252
Increase (decrease) in value of investment property and investment property under development, net (as reclassified due to clarification to IAS 17)	(22)	538	686	198
Same property NOI growth (%)	1.3	3.3	3.1	N/A

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

Equity One has 2.2 million square feet of GLA in its consolidated shopping center portfolio with leases expiring in 2014 and another approximately 235,000 square feet of GLA under month-to-month leases. Equity One expects to achieve moderate increases in average rent spreads as it renews or re-lease these spaces.

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

	Year Ended December 31,
	2011	2012	2013
Our economic interest in First Capital	50.5%	45.6%	45.2%
Income-Producing Properties	162	169	160
Properties under development	7	6	4
GLA (millions of square feet)	23.0	24.1	23.8
Occupancy rate	96.2%	95.6%	95.5%
Average annualized base rent (C$ per sq. ft.)	16.81	17.51	17.96

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,893	2,237	2,216	638
Net operating income	1,223	1,426	1,396	402
Increase in value of investment property and investment property under development, net (as reclassified due to clarification to IAS 17)	1,699	1,121	217	63
Same property NOI growth (%)(1)(2)(3)	2.0	1.4	2.7	N/A

(1)	In 2011 including expansion and development, same property NOI growth was 2.5%.
(2)	In 2012 including expansion and development, same property NOI growth was 2.3%.
(3)	In 2013 including expansion and development, same property NOI growth was 3.7%.

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

	As of December 31,
	2011	2012	2013
Medical office buildings	15	16	16
GLA (millions of square feet)	1.4	1.5	1.5
Occupancy rate	95.9%	96.3%	96.0%
Average annualized base rent (U.S.$ per sq. ft.)	29.97	30.31	30.45

	Year Ended December 31,
	2011	2012	2013	2013
	(NIS in millions)			(U.S.$ in millions)
Rental income	145	193	200	57
Net operating income	103	142	147	42
Increase (decrease) in value of investment property and investment property under development, net	(3)	83	(6)	(2)

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

	Year Ended December 31,
	2011	2012(2)	2013(2)	2013(2)
	(NIS in millions)			(U.S.$ in millions)
Revenues from sale of buildings, land and construction work performed(1)	1,356	1,760	1,569	452
Gross profit (loss)(1)	59	40	(26)	(7)

(1)	Revenues and gross profit on a 100% basis.
(2)	Restated, see Notes 2ee and 41 to our audited consolidated financial statement included elsewhere in this Annual Report.

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

Revenues from sale of buildings, land and construction work performed. Such revenues primarily consist of revenues from construction work performed by Dori Group and revenues from the sale of residential apartments by Dori Group. Starting in 2013, it also includes revenues from First Capital’s residential development activity.

Cost of buildings sold, land and construction work performed. Cost of buildings sold, land and construction work performed primarily consists of construction work performed and cost of residential apartments sold by Dori Group and First Capital, including the cost of land, raw materials and subcontractors.

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

Year ended December 31, 2013 compared to year ended December 31, 2012

	Year Ended December 31,		Increase (decrease)	Change (%)	Year Ended December 31, 2013 *
	2012 *	2013 *
					U.S.$ in millions
	(NIS in millions)
Rental income	5,249	5,146	(103)	(2)	1,483
Property operating expenses	1,705	1,689	(16)	(1)	487

Net operating rental income	3,544	3,457	(87)	(2)	996

Revenues from sale of buildings, land and construction work performed	1,760	1,672	(88)	(5)	481
Cost of buildings sold, land and construction work performed	1,720	1,688	(32)	(2)	486

Gross profit (loss) from sale of buildings, land and construction work performed	40	(16)	(56)	(140)	(5)

Total gross profit	3,584	3,441	(143)	(4)	991
Fair value gain from investment property and investment property under development, net	1,938	962	(976)	(50)	277
General and administrative expenses	(673)	(610)	63	(9)	(176)
Other income	164	218	54	33	63
Other expenses	(47)	(74)	(27)	57	(21)
Company’s share in earnings of equity-accounted investees, net	299	149	(150)	(50)	43

Operating income	5,265	4,086	(1,179)	(22)	1,177
Finance expenses	(2,214)	(2,185)	29	(1)	(629)
Finance income	120	549	429	358	158

Income before taxes on income	3,171	2,450	(721)	(23)	706
Taxes on income	758	265	(493)	(65)	76

Net income	2,413	2,185	(228)	(9)	630

*	Restated and retrospectively adjusted, as referred to above, see also to Notes 2a, 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Same Property NOI

Same-property NOI is primarily impacted by changes in rental rates, operating expenses and the recovery of the latter from tenants, and changes in occupancy.

Same-property NOI increased by NIS 103 million, or 3.4%, for the year ended December 31, 2013 as compared to the year ended December 31, 2012. The increase in same-property NOI was primarily driven by a net increase in rental rates due to rent commencements, renewals, contractual rent increases including indexation increases, as well as from higher expense recovery income due to higher recoverable operating expenses and an increase in the expense recovery ratios, partially offset by higher bad debt expense and lower lease termination fees.

Revenues from sale of buildings, land and construction work performed

The decrease of NIS 88 million (U.S.$ 25 million), or 5%, in revenues from sale of buildings, land and construction work performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due to:

•	a decrease of NIS 216 million in revenues from construction work in Dori Group mainly due to less construction work in which Dori Group was engaged in compared to the year ended December 31, 2012 primarily resulted from a decrease in projects backlog. Refer also to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report.

partially offset by:

•	an increase of NIS 103 million due to initial revenues in the year ended December 31, 2013 from residential inventory in First Capital; and

•	an increase of NIS 25 million in revenues from sale of buildings and land in Dori Group compared to the year ended December 31, 2012.

Cost of buildings sold, land and construction work performed

The decrease of NIS 32 million (U.S.$ 9 million), or 2%, in cost of buildings sold, land and construction work performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	a decrease of NIS 134 million due to costs arising from less construction work in which Dori Group was engaged in compared to the year ended December 31, 2012 which was offset by an increase in the costs estimates in projects under construction, refer also to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report.

offset by:

•	an increase of NIS 93 million due to the initial costs in the year ended December 31, 2013 from the sale of residential inventory by First Capital; and

•	an increase of NIS 5 million due to costs arising from the sale of buildings and land in Dori Group compared to the year ended December 31, 2012.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2013, the fair value of our properties increased by NIS 962 million (U.S.$ 277 million), due mainly to increase in the fair value of Equity One’s, Citycon’s and First Capital’s properties. This compares to a fair value gain during the year ended December 31, 2012 of NIS 1,938 million. The decrease of NIS 976 million (U.S.$ 281 million) in the fair value gain in 2013 compared to 2012 was due mainly to First Capital, deriving from a decrease in capitalization rates in 2012 compared with relatively stable capitalization rates in 2013.

With respect to our investment properties in the United States, we have experienced an overall increase in the fair value of our properties during 2013. A significant factor in the overall increase is compression in the weighted average capitalization rates caused by historically low borrowing costs and increased demand for dominant retail properties in the markets in which we operate. This compression has been most notable in our target markets of California, the northeastern United States, and South Florida, all of which are particularly constrained in relation to the supply of dominant retail properties. With respect to our investment properties in Northern Europe, weighted average capitalization rates and average market rents in our Finnish and Swedish markets remained largely unchanged during 2013, however we have experienced a yield compression and increase in the average market rents in our Baltic countries market due to strong economic fundamentals. Lastly, with respect to our investment properties in Canada, we have experienced during 2013 a moderate compression in weighted average capitalization rates, which along with certain improvement in the stabilized NOI from the properties, were the main drivers to the fair value gain in Canada. For additional information regarding average capitalization rates and average market rent per square meter used in the Group’s property valuations, by segment, as of December 31, 2013 and December 31, 2012 as well as sensitivity analysis, please refer to Notes 12 and 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

It is difficult to predict whether these market factors will continue into future periods, and the fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The decrease of NIS 63 million (U.S.$ 18 million), or 9%, in general and administrative expenses, or NIS 94 million (U.S.$ 27 million), or 4%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to a decrease at Equity One and Citycon, as a result of a decrease in legal expenses, professional consultancy expenses and salary expenses, and additional saving in administrative expenses as a result of structural changes in 2012, which included the privatization of Gazit America.

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

Company’s share in earnings of equity-accounted investees, net

The decrease of NIS 150 million (U.S.$ 43 million) or 43% in Company’s share in earnings of equity-accounted investees, net, for the year ended December 31, 2013 compared to the year ended December 31, 2012 is comprised mainly of:

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

Taxes on income

Taxes on income amounted to NIS 265 million (U.S.$ 76 million) in the year ended December 31, 2013 compared to NIS 758 million in the year ended December 31, 2012. The decrease was due mainly to deferred tax expenses of NIS 203 million primarily with respect to a decrease in deferred tax expenses amounting to NIS 303 million arising from a lower increase in the fair value of investment property and investment property under development in 2013 compared with 2012, changes in the Company’s and a subsidiary’s estimation, net of the ability to offset tax losses against gains from hedge transactions and others, in the amount of NIS 72 million, and a total of NIS 104 million resulting from a decrease in the tax rate in Finland starting in 2014. Our current tax expenses totaled NIS 53 million in the reporting period, compared with expenses of NIS 19 million in 2012.

Year ended December 31, 2012 compared to year ended December 31, 2011

	Year Ended December 31,
	2011 *	2012 *	Increase
			(decrease)	Change (%)
	(NIS in millions)
Rental income	4,718	5,249	531	11
Property operating expenses	1,522	1,705	183	12

Net operating rental income	3,196	3,544	348	11

Revenues from sale of buildings, land and construction work performed	1,001	1,760	759	76
Cost of buildings sold, land and construction work performed	967	1,720	753	78

Gross profit from sale of buildings, land and construction work performed	34	40	6	18

Total gross profit	3,230	3,584	354	11
Fair value gain from investment property and investment property under development, net	1,692	1,938	246	15
General and administrative expenses	(755)	(673)	(82)	(11)
Other income	115	164	49	43
Other expenses	(110)	(47)	(63)	(57)
Company’s share in earnings of equity-accounted investees, net	334	299	(35)	(10)

Operating income	4,506	5,265	759	17
Finance expenses	(2,197)	(2,214)	(17)	1
Finance income	72	120	48	67

Income before taxes on income	2,381	3,171	790	33
Taxes on income	352	758	406	115

Net income	2,029	2,413	384	19

*	Restated and retrospectively adjusted, as referred to above, see also to Notes 2a, 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Revenues from sale of buildings, land and construction work performed

The increase of NIS 759 million (U.S.$ 219 million), or 76%, in revenues from sale of buildings, land and construction work performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due to:

•	an increase of NIS 321 million due to the initial consolidation of Dori Group since April 17, 2011;

•	an increase of NIS 252 million in revenues from construction work resulting mainly from an increase in the number of construction projects in which Dori Group was engaged compared to the year ended December 31, 2011. Refer also to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report; and

•	an increase of NIS 186 million due to higher revenues from the sale of apartments compared to the year ended December 31, 2011.

Cost of buildings sold, land and construction work performed

The increase of NIS 753 million (U.S.$ 217 million), or 78%, in cost of buildings sold, land and construction work performed, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

•	an increase of NIS 300 million due to the initial consolidation of Dori Group since April 17, 2011;

•	an increase of NIS 290 million due to costs arising from an increase in the number of construction projects in which Dori Group was engaged in compared to the year ended December 31, 2011 and due to an increase in the costs estimates in projects under construction, refer also to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report; and

•	an increase of NIS 163 million due to the increase in the sale of apartments compared to the year ended December 31, 2011.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2012, the fair value of our properties increased by NIS 1,938 million (U.S.$ 558 million), due mainly to the net increase in the fair value of First Capital’s and Equity One’s properties. This compares to a fair value gain during the year ended December 31, 2011 of NIS 1,692 million, due mainly to the net increase in the fair value of First Capital’s properties.

General and administrative expenses

The decrease of NIS 82 million (U.S.$ 24 million), or 11%, in general and administrative expenses, or NIS 58 million (U.S. $ 17 million), or 8%, excluding the impact of currency exchange rates, for the year ended December 31, 2012 compared to the year ended December 31, 2011, was due primarily to:

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

Taxes on income

Taxes on income amounted to NIS 758 million (U.S.$ 218 million) in the year ended December 31, 2012 compared to NIS 352 million in the year ended December 31, 2011. This change was due mainly to deferred tax expenses of NIS 738 million primarily with respect to an increase in the value of investment property and investment property under development, compared to deferred tax expenses of NIS 326 million in the year ended December 31, 2011.

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

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, and Atrium. In the year ended December 31, 2013, we received dividend payments in the amount of NIS 690 million (U.S.$ 199 million) from these subsidiaries and affiliate. In 2012, we received dividend payments in the amount of NIS 675 million from these subsidiaries and affiliate and interest payments in the amount of NIS 9 million on account of debt securities that we held in Citycon. In 2011, we received dividend payments in the amount of NIS 517 million from these subsidiaries and affiliate and interest payments in the amount of NIS 44 million on account of debt securities that we held in First Capital and Citycon and a loan to Gazit America.

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

As of December 31, 2013, we had a working capital deficiency of NIS 1,813 million (U.S.$ 522 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 8.0 billion (U.S.$ 2.3 billion) was available for immediate drawdown as of December 31, 2013) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

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

The following table sets forth information regarding the credit facilities to which Gazit-Globe and its private subsidiaries are party as of December 31, 2013:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various(2)	1,266	3.0	2,960	4,226	2.6%
Term Loan	EUR	478	5.1	N/A	N/A	3.0%
Term Loans	Israeli CPI	327	1.5	N/A	N/A	3.2%
Term Loan	U.S.$	266	7.8	N/A	N/A	5.5%
Fixed-Rate mortgages	U.S.$	1,012	6.1	N/A	N/A	5.7%
Floating-Rate mortgages	NIS	61	0.7	N/A	N/A	4.0%
Floating-Rate mortgages(1)	EUR	512	2.7	N/A	N/A	1.3%

Total		3,922

(1)	Effective fixed interest rate of 5.1% taking into account interest rate swap transactions.
(2)	NIS 429 million is denominated in EUR, NIS 164 million is denominated in C$ and NIS 630 million is denominated in U.S.$. and the remainder is denominated in NIS.

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2013:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/Denominations
	(NIS in millions)	(NIS in millions)
Series A	219	158	6.5%	6.18%	2017	U.S. dollar
Series B	170	149	6-month EURIBOR + 2%	2.50%	2016	Euro
Series C	894	1,115	4.95%	4.88%	2018	Increase in the Israeli CPI
Series D	2,069	2,466	5.1%	5.02%	2021	Increase in the Israeli CPI
Series E	556	545	6-Month TELBOR + 0.7%	2.08%	2017	None/NIS
Series F	570	565	6.4%	6.73%	2016	None/NIS
Series I	1,223	1,444	5.3%	5.58%	2018	Increase in the Israeli CPI
Series J (Secured)	735	861	6.5%	5.76%	2019	Increase in the Israeli CPI
Series K	2,653	2,961	5.35%	4.35%	2024	Increase in the Israeli CPI
Series L	451	446	4.00%	4.14%	2027	Increase in the Israeli CPI
Non-listed issued by wholly-owned subsidiary	33	40	4.57%	4.98%	2015	Increase in the Israeli CPI

Total		10,750

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development. For further information of the debentures’ terms and maturity table see Note 41B(2) to our audited consolidated financial statements included elsewhere in this Annual Report.

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

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total asset value not below 32.5%, (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of a minimum of 1.8, (iii) maintenance of a ratio of secured debt to total debt that shall not exceed 7.5%, (iv) absence of change of control as defined in the agreement, and (v) further with respect to the EUR 500 million Eurobond issuance, Citycon has committed to maintain the solvency ratio at below 65% and the secured solvency ratio at below 25%. As of December 31, 2013, Citycon was in compliance with all of these covenants.

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

				668,327

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of ratio of equity to total assets on consolidated basis shall not be less than 15%, (ii) maintenance of ratios of equity to total assets on consolidated basis in investees shall not be less than 13%-20%; (iii) U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million, (iv) liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively, (v) a ratio of Dori Construction’s financial debt to its capital of no more than 70% (revised to 130% subsequent to the reporting date), (vi) a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital, (vii) a ratio of debt to total assets at Dori Construction and its subsidiary of no more than 30%, (viii) Dori Construction has undertaken not to pledge its assets or to transfer them to third parties, and (iv) the financing bank’s share shall not exceed 30% of the financial debt (including guarantees) of Dori Construction Ltd. As of December 31, 2013, Dori Group and Dori Construction were not in compliance with certain covenants. For additional information refer to Notes 40h and 40k to our audited consolidated financial statements included elsewhere in this Annual Report.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase/Decrease
	2011	2012	2013	2011 vs. 2012	2012 vs. 2013
	(NIS in millions)			(%)
Net cash provided by operating activities (1)	1,104	1,368	1,189	24	(13)
Net cash used in investing activities(1)	(4,195)	(4,621)	(2,208)	10	(52)
Net cash provided by financing activities	4,017	3,490	428	(13)	(88)
Cash and cash equivalents, end of period	1,539	1,683	1,018	9	(40)

(1)	Reclassified due to initial adoption of the Clarification to IAS 17 as stated above, see also Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our income producing properties (rental and other revenues less property operating expenses) and dividends from joint ventures, less general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 1,189 million (U.S.$ 343 million) for the year ended December 31, 2013 compared to NIS 1,368 million for the year ended December 31, 2012. The decrease of NIS 179 million, or 13%, was due primarily to timing differences with respect to working capital items and to a non-recurring dividend from a joint venture recorded in 2012 amounted to NIS 282 million, which was offset by interest received due to unwinding of hedge transactions amounting to NIS 187 million and lower interest paid.

Net cash provided by operating activities totaled NIS 1,368 million for the year ended December 31, 2012 compared to NIS 1,104 million for the year ended December 31, 2011. The increase of NIS 264 million, or 24%, was due primarily to moderate improvement in the current operations of our subsidiaries, timing differences with respect to working capital items and interest payments, and to non-recurring dividend from a joint venture amounted to NIS 282 million.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred with respect to developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 2,208 million (U.S.$ 636 million) for the year ended December 31, 2013 compared with NIS 4,621 million used in investing activities for the year ended December 31, 2012. The decrease of NIS 2,413 million in cash used for investing activities, or 52%, was due primarily to a decrease of NIS 3,327 million (U.S.$ 959 million) with respect to the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2013 compared with the year ended 2012 offset by a decrease of NIS 224 million (U.S.$ 65 million) in the net proceeds from the net sale of financial assets and the grant of loans for the year ended 2013 compared to the year ended 2012, and an increase of NIS 1,009 million (U.S.$ 291 million) in investments and loans to investees for the year ended 2013 compared with the investment in 2012.

Net cash used in investing activities totaled NIS 4,621 million for the year ended December 31, 2012 compared with NIS 4,195 million used in investing activities for the year ended December 31, 2011. The increase of NIS 426 million, or 10%, was due primarily to a higher use of cash in respect of the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2012 compared with the year ended 2011, offset by net investments in available for sale and other financial assets for the year ended 2012 compared with net proceeds from disposals in 2011, and a higher amount of long term loans granted in the year ended 2012 compared to the year ended 2011.

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

Assets Summary Table

Name of Company/Region	Type of Security/Property	Holding (Number of Shares)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One	Shares (NYSE)	53.2	2,802	807	4,143	1,194
First Capital	Shares (TSX)	94.3	4,899	1,412	5,449	1,570
Citycon(4)	Shares (OMX)	217.6	2,891	833	2,663	767
Atrium	Shares (Euronext, VSX)	149.3	4,277	1,232	2,985	860
Dori Group(5)	Shares (TASE)	82.6	*) 99	*) 28	164	47
Property in Europe	Income-producing property	—	900	259	—	—
Land in Europe(6)	Property under development and land	—	194	56	—	—
ProMed	Income-producing property	—	1,935	558	—	—
Brazil	Income-producing property and property under development	—	487	140	—	—
Israel(6)	Income-producing property	—	1,969	567	—	—
Land in Israel(6)	Property under development and land	—	197	57	—	—

Total book value:			20,650	5,949

(*)	Restated, refer to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report.
(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2013 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2013 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2013.
(4)	For details regarding the acquisitions of additional CTY shares within the framework of right issuance after the reporting date, refer to Note 40a to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Represents economic interest in Dori Group.
(6)	Presented according to the proportionate consolidation method (82.5%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates as of December 31, 2013, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company	Type of Security	Holding (Number of Shares)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
Equity One	Shares (NYSE)	53.2	2,802	807	4,143	1,194
First Capital	Shares (TSX)	94.3	4,899	1,412	5,449	1,570
Citycon(3)	Shares (OMX)	217.6	2,891	833	2,663	767
Atrium	Shares (Euronext, VSX)	149.3	4,277	1,232	2,985	860
Gazit Germany	Shares	—	261	75	—	—
Gazit Development	Shares	—	*) 559	*) 162	—	—
ProMed	Shares	—	703	203	—	—
Brazil	Shares	—	435	125	—	—

Total book value:			16,827	4,849

(*)	Restated, refer to Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report.
(1)	This represents the book value of the investment as of December 31, 2013 according to the equity method under IFRS. The table presents the book value of such investment on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2013.
(3)	For details regarding the acquisitions of additional CTY shares within the framework of right issuance after the reporting date, refer to Note 40a to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	11,016	(2)	3,174	11,016	(2)	3,174	23,070	(3)	6,646
Debts to financial institutions	1,664	(4)	479	3,574	(5)	1,030	15,024	(6)	4,328
Other liabilities	77	(7)	23	718	(8)	206	20,364	(9)	5,868

Total liabilities and non-controlling interests	12,757		3,676	15,308		4,410	58,458		16,842

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Less—monetary assets and other investments(10)	3,732	(11)	1,075	2,460	(12)	709	4,534	(13)	1,306

Liabilities, net	9,025		2,601	12,848		3,701	53,924		15,536

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.
(2)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 12,320 million of debentures issued by public subsidiaries and affiliates, plus NIS 266 million Globe’s loan from financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2013.
(3)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(4)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 11,103 million of public subsidiary and affiliate debt to financial institutions, minus NIS 1,991 million of our operating private subsidiaries debt to financial institutions, minus NIS 266 million Globe’s loan from financial institution.
(5)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 11,103 million of public subsidiary and affiliate debt to financial institutions, minus NIS 266 million Globe’s loan from financial institution and minus NIS 81 million of debt to financial institutions of Gazit Development (reflecting the 17.5% minority interest in such debt).
(6)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(7)	Represents NIS 2,276 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,551 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 4,892 million of such liabilities of public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 14,541 million of non-controlling interests of our public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 854 million of other adjustments attributable to our public subsidiaries and affiliates.
(8)	Represents NIS 2,276 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,551 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 4,163 million of such liabilities of public subsidiaries and affiliates, minus NIS 59 million of such liabilities of Gazit Development (reflecting the 17.5% minority interest in such liabilities), minus NIS 14,541 million of non-controlling interests of our public subsidiaries and affiliates, minus NIS 108 million of such liabilities of Gazit Development (reflecting the 17.5% minority interest in such liabilities) and minus NIS 775 million of other adjustments attributable to our public subsidiaries and affiliates and the 17.5% minority interest in Gazit Development.
(9)	Represents NIS 2,276 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,551 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013.
(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 2,671 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 2,543 million of such assets of public subsidiaries and affiliates and our operating private subsidiaries, plus NIS 1,741 million of loans to our operating private subsidiaries.
(12)	Represents NIS 2,671 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 2,352 million of such assets of public subsidiaries and affiliates plus NIS 278 million of monetary assets of Gazit Development.
(13)	Represents NIS 2,671 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2013:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	16,827	4,849
Liabilities, net	(9,025)	(2,601)

Net Asset Value (NAV)	7,802	2,248

Equity attributable to equity holders of the Company in our consolidated financial statements	7,802	2,248

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

	NIS in millions	U.S.$ in millions
Book value of the investments in the table above:	20,650	5,949
Liabilities, net	(12,848)	(3,701)

Net Asset Value (NAV)	7,802	2,248

Equity attributable to equity holders of the Company in our consolidated financial statements	7,802	2,248

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

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2012	2013		2012	2013
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit (2)	3,584	3,441	991	883	775	223
Revenues from sale of buildings, land and construction work performed(1)(2)	(1,760)	(1,672)	(481)	(425)	(397)	(114)
Cost of buildings sold, land and construction work performed(1)(2)	1,720	1,688	486	453	477	138
Non-controlling interests’ share in the NOI	(1,715)	(1,687)	(486)	(455)	(413)	(119)
Group’s share in the NOI of jointly controlled companies	333	332	96	75	91	26

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	2,162	2,102	606	531	533	154

(1)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital.
(2)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2013, amounted to NIS 24,090 million (U.S.$ 6,940 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2013:

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	17,512	(1)	5,045	23,070	(2)	6,646
Debts to financial institutions	9,377	(3)	2,702	15,024	(4)	4,328
Other liabilities	541	(5)	156	20,364	(6)	5,868

Total liabilities and non-controlling interest	27,430		7,903	58,458		16,842
Less—monetary assets and other investments(7)	3,340	(8)	963	4,534	(9)	1,306

Liabilities, net	24,090		6,940	53,924		15,536

(1)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 5,824 million of debentures which we do not proportionately consolidate, plus NIS 266 million Globe’s loan from financial institution.
(2)	Represents NIS 22,231 million of debentures recorded as non-current liabilities and NIS 839 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(3)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 5,381 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 266 million Globe’s loan from financial institution.
(4)	Represents NIS 12,692 million of debt to financial institutions recorded as non-current liabilities and NIS 2,332 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2013.
(5)	Represents NIS 2,276 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,551 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 14,613 million of non-controlling interests plus our proportionately consolidated liabilities attributable to assets held for sale in the amount of NIS 34 million and our proportionately consolidated portion of convertible debentures in the amount of NIS 569 million, and excluding NIS 2,276 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,276 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,537 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 14,551 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2013.
(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.
(8)	Represents NIS 2,671 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013, minus NIS 698 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 1,010 million of trades and accounts receivables, plus NIS 305 million of loans to Gazit Development, plus NIS 99 million representing the net asset value of Dori Group and plus NIS 110 million of other investments.
(9)	Represents NIS 2,671 million of monetary assets recorded as current assets and NIS 1,863 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2013.

Capitalization Rates

The following table presents the average capitalization rates implied in the valuations of our operating investment properties in our principal areas of operations:

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2009(1)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Rental income	4,084	4,147	4,718	5,249	5,146	1,483
Property operating expenses	(1,369)	(1,341)	(1,522)	(1,705)	(1,689)	(487)
Depreciation included in property operating expenses	14	—	—	—	—	—

Net operating income	2,729	2,806	3,196	3,544	3,457	996

(1)	As stated above, amounts shown for 2009 were not retrospectively adjusted to reflect the adoption of IFRS 10, IFRS 11 and IAS 12 (Revised).

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2009(1)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Reconciliation of gross profit to NOI:
Gross Profit(3)	2,757	2,806	3,230	3,584	3,441	991
Depreciation included in property operating expenses	14	—	—	—	—	—
Revenues from sale of buildings, land and construction work performed(2)(3)	(596)	—	(1,001)	(1,760)	(1,672)	(481)
Cost of buildings sold, land and construction work performed(2)(3)	554	—	967	1,720	1,688	486

NOI	2,729	2,806	3,196	3,544	3,457	996

(1)	As stated above, amounts shown for 2009 were not retrospectively adjusted to reflect the adoption of IFRS 10, IFRS 11 and IAS 12 (Revised).
(2)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.
(3)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2009(2)	2010	2011	2012	2013	2013
	NIS in millions					U.S.$ in millions
Reconciliation of net income to adjusted EBITDA(2)(3)(4):
Net income	700	1,689	2,029	2,413	2,185	630
Depreciation	39	21	28	34	34	10
Other adjustments(1)	42	93	130	36	40	11
Valuation (gains) losses from investment property	1,922	(935)	(1,692)	(1,938)	(962)	(277)
Other income	(777)	(21)	(115)	(164)	(218)	(63)
Other expenses	41	46	110	47	74	21
Company’s share in (earnings) losses of equity-accounted investees, net	268	(171)	(334)	(299)	(149)	(43)
Company’s share in adjusted EBITDA of equity-accounted investees	—	197	231	276	287	83
Finance expenses	1,793	1,764	2,197	2,214	2,185	630
Finance income	(1,551)	(525)	(72)	(120)	(549)	(158)
Increase in value of financial investments	(81)	—	—	—	—	—
Taxes on income (tax benefit)	(142)	390	352	758	265	76

Adjusted EBITDA	2,254	2,548	2,864	3,257	3,192	920

(1)	Adjustments related to incremental leasing costs not capitalized to properties, adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior Group officers, the adjustment (through 2011) of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman) and extraordinary legal proceedings not related to the reporting periods.
(2)	As stated above, we have early adopted and implemented the New IFRSs, with the effective adoption date being January 1, 2010. Accordingly, the data shown above for the year ended December 31, 2009 is as originally presented without any effect of the New IFRSs. Had the New IFRSs been applied to 2009, we estimate the impact on adjusted EBITDA would have been immaterial.
(3)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	As stated above, we have adopted the Clarification to IAS 12 and the Clarification to IAS 17, in these restated financial statements, with effective adoption date being January 1, 2011. Accordingly, the data shown above for each of the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12 or the Clarification to IAS 17.

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

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2011	2012	2013	2013
In millions (except for per share data)(1)(2)	NIS			U.S.$
Net income attributable to equity holders of the Company	708	901	927	267
Adjustments:
Fair value gain from investment property and investment property under development, net	(1,692)	(1,938)	(962)	(277)
Capital loss on sale of investment property	63	5	52	15
Impairment of goodwill	38	—	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	179	(36)	(435)	(125)
Adjustments with respect to equity-accounted investees	(131)	(43)	60	17
Loss from decrease in interest in investees	1	4	11	3
Deferred taxes and current taxes with respect to disposal of properties	348	752	262	75
Acquisition costs recognized in profit or loss	21	26	10	3
Gain from bargain purchase	(102)	(134)	(173)	(50)
Loss from early redemption of interest-bearing liabilities and financial derivatives	14	147	142	41
Non-controlling interests’ share in the above adjustments	633	643	375	108

Total adjustments	(628)	(574)	(658)	(190)

EPRA FFO	80	327	269	77
Additional adjustments:(3)
CPI and currency exchange rate linkage differences	133	94	152	44
Depreciation and amortization	15	16	16	5
Adjustments with respect to equity-accounted investees	67	2	27	8
Other adjustments(4)	110	94	121	35

Total additional adjustments	325	206	316	92

	Year Ended December 31,
	2011	2012	2013	2013
In millions (except for per share data)(1)(2)	NIS			U.S.$
Adjusted EPRA FFO	405	533	585	169

Basic net income per share	4.57	5.46	5.41	1.56

Diluted net income per share	4.23	5.25	5.35	1.54

EPRA FFO per share (basic and diluted)	0.52	1.98	1.57	0.45

Adjusted EPRA FFO per share (basic)	2.62	3.23	3.42	0.98

Adjusted EPRA FFO per share (diluted)	2.62	3.23	3.41	0.98

Weighted average number of shares used to calculate: Basic net income per share, EPRA FFO per share and adjusted EPRA FFO per share (in thousands of shares)(5)	154,456	164,912	171,103	171,103

Diluted Net Income per share (in thousands of shares)(5)	154,783	165,016	171,413	171,413

(1)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this annual report.
(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 and the Clarification to IAS 17 in these restated financial statements, with effective adoption date being January 1, 2011. Accordingly, the data shown above for each of the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12 or the Clarification to IAS 17.
(3)	Additional adjustments are presented net of non-controlling interests’ share.
(4)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of engagements with senior Group officers; with respect to 2011, income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); extraordinary legal proceedings not related to the reporting periods; income and expenses from operations not related to income producing property (including the results of Dori Group) and incremental leasing costs (mainly salary) incurred in the leasing of properties.
(5)	Weighted average for each applicable period.

	Year Ended December 31,
	2011	2012	2013	2013
Per share(1)(2)	NIS			U.S.$
Net income attributable to equity holders of the Company	4.57	5.46	5.41	1.56
Adjustments:
Fair value gain from investment property and investment property under development, net	(10.96)	(11.75)	(5.62)	(1.62)
Capital loss on sale of investment property	0.41	0.03	0.30	0.09
Impairment of goodwill	0.25	—	—	—
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit or loss	1.16	(0.22)	(2.54)	(0.74)
Adjustments with respect to equity-accounted investees	(0.85)	(0.26)	0.35	0.10
Loss from decrease in interest in investees	— *	0.02	0.07	0.02
Deferred taxes and current taxes with respect to disposal of properties	2.25	4.56	1.53	0.44
Acquisition costs recognized in profit or loss	0.14	0.16	0.06	0.02
Gain from bargain purchase	(0.66)	(0.81)	(1.01)	(0.29)
Loss from early redemption of interest-bearing liabilities and financial derivatives	0.09	0.89	0.83	0.24
Non-controlling interests’ share in the above adjustments	4.1	3.9	2.19	0.63

Total adjustments	(4.06)	(3.48)	(3.84)	(1.11)

EPRA FFO	0.52	1.98	1.57	0.45

Additional adjustments:(3)
CPI and currency exchange rate linkage differences	0.86	0.57	0.89	0.26
Depreciation and amortization	0.1	0.10	0.09	0.03
Adjustments with respect to equity-accounted investees	0.43	0.01	0.16	0.04
Other adjustments(4)	0.71	0.57	0.71	0.20

Total additional adjustments	2.1	1.25	1.85	0.53

Adjusted EPRA FFO	2.62	3.23	3.42	0.98

*	Represents an amount lower than NIS 0.01.
(1)	As stated above, the data for each of the years ended December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 and the Clarification to IAS 17 in these restated financial statements, with effective adoption date being January 1, 2011. Accordingly, the data shown above for each of the years ended December 31, 2010 and December 31, 2009 is as originally presented without any effect of the Clarification to IAS 12 or the Clarification to IAS 17.
(3)	Additional adjustments are presented net of non-controlling interests’ share.
(4)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of engagements with senior Group officers; with respect to 2011, income from the waiver of bonuses by our chairman and executive vice chairman (including with respect to the expiry of the employment agreement with our chairman); extraordinary legal proceedings not related to the reporting periods; income and expenses from operations not related to income producing property (including the results of Dori Group) and incremental leasing costs (mainly salary) incurred in the leasing of properties.

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

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2011(*)	2012(*)	2013	2013
in millions	NIS			U.S.$
EPRA NAV(1)(2)
Equity attributable to the equity holders of the Company, per the financial statements	7,199	7,681	7,802	2,248
Adjustments for exclusion of fair value of derivatives(3)	(207)	(83)	(60)	(17)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(4)	1,538	2,203	2,158	622
Adjustments with respect to affiliates	232	235	300	86

Net asset value—EPRA NAV	8,762	10,037	10,200	2,939

EPRA NAV per diluted share (in NIS)	53.1	60.7	57.9	16.7

Number of shares used to calculate EPRA NAV per share (in thousands of shares)(5)	165,032	165,483	176,094	176,094

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	As stated above, the data as of December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 in these restated financial statements, with effective adoption date being January 1, 2011. For further information please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(4)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(5)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2011(*)	2012(*)	2013	2013
	NIS			U.S.$
EPRA NAV—Per diluted Share(1)(2)
Equity attributable to the equity holders of the Company, per the financial statements	43.6	46.5	44.3	12.8
Adjustments for exclusion of fair value of derivatives(3)	(1.2)	(0.5)	(0.3)	(0.1)
Provision for tax on revaluation of investment property to fair value (net of minority’s share)(4)	9.3	13.3	12.2	3.5
Adjustments with respect to affiliates	1.4	1.4	1.7	0.5

Net asset value—EPRA NAV	53.1	60.7	57.9	16.7

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	As stated above, the data as of December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 in these restated financial statements, with effective adoption date being January 1, 2011. For further information please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(4)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,
	2011(*)	2012(*)	2013	2013
in millions	NIS			U.S.$
EPRA NNNAV(1)(2)
EPRA NAV	8,762	10,037	10,200	2,939
Adjustment for addition of fair value of derivatives(3)	207	83	60	17
Adjustments of financial liabilities to fair value(4)	(887)	(1,495)	(1,460)	(420)
Other adjustments to provision for deferred taxes(5)	(1,050)	(1,214)	(1,124)	(324)
Adjustments with respect to affiliates	(251)	(254)	(315)	(91)

“Adjusted” net asset value—EPRA NNNAV	6,781	7,157	7,361	2,121

EPRA NNNAV per diluted share (in NIS)	41.1	43.3	41.8	12.0

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares)(6)	165,032	165,483	176,094	176,094

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	As stated above, the data as of December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 in these restated financial statements, with effective adoption date being January 1, 2011. For further information please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(6)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2011(*)	2012(*)	2013	2013
	NIS			U.S.$
EPRA NNNAV—Per diluted Share(1)(2)
EPRA NAV	53.1	60.7	57.9	16.7
Adjustment for addition of fair value of derivatives(3)	1.3	0.5	0.3	0.1
Adjustments of financial liabilities to fair value(4)	(5.4)	(9.0)	(8.2)	(2.4)
Other adjustments to provision for deferred taxes(5)	(6.4)	(7.4)	(6.4)	(1.9)
Adjustments with respect to affiliates	(1.5)	(1.5)	(1.8)	(0.5)

“Adjusted” net asset value—EPRA NNNAV	41.1	43.3	41.8	12.0

*	Retrospectively adjusted due to EPRA update of Best Practice Recommendation. See above for details.
(1)	As stated above, the data as of December 31, 2013 and December 31, 2012 was restated to reflect the correction of an error. For further information, refer to Notes 2ee and 41 to our audited consolidated financial statements included elsewhere in this Annual Report.
(2)	As stated above, we have retrospectively adopted the Clarification to IAS 12 in these restated financial statements, with effective adoption date being January 1, 2011. For further information please refer to Note 2a to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report.
(4)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see notes 2m and 37b to our audited consolidated financial statements included elsewhere in this Annual Report.
(5)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

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

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2013, we wrote up the value of our properties on a consolidated basis by NIS 962 million (of which Gazit-Globe’s share was NIS 388 million). This compares to a write up in 2012 of NIS 1,938 million (of which Gazit-Globe’s share was NIS 962 million) and a write up in 2011 of NIS 1,692 million (of which Gazit-Globe’s share was NIS 861 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance the land and the construction, direct incremental planning and construction costs, as well as brokerage fees relating to agreements to lease the property and other incremental lease-up costs. As of December 31, 2013, 86% of our investment property under development and all Land for future development were measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 60% of such investment properties for the year ended December 31, 2013 in fair value terms (of which 49% were performed at December 31, 2013). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 45% of such investment properties during the year ended December 31, 2013 (39% of which were performed at December 31, 2013). The remainder of the valuations was performed by the management of our subsidiaries including by internal professional appraisers. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2013, 88% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and future capital expenditure projections. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12c to our audited consolidated financial statements included elsewhere in this Annual Report for the capitalization rates implied in the valuations and the market rent of the investment property. See Notes 12c and 13d to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the statement of income. As of December 31, 2013, we had NIS 106 million (U.S.$ 31 million) of deferred tax assets and NIS 3,276 million (U.S.$ 944 million) of deferred tax liabilities as compared to NIS 198 million of deferred tax assets and NIS 3,380 million of deferred tax liabilities as of December 31, 2012. As for the adoption of the Clarification to IAS 12 in these restated financial statements, please see Note 2a and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21) (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. We have adopted the Interpretation in these restated financial statements. The adoption of the Interpretation did not have a material impact on our consolidated financial statements.

Publication of clarification to IAS 17, Leases

In March 2014, the IFRIC published a clarification pursuant to which internal fixed costs are not to be considered as incremental costs for the purposes of IAS 17, Leases. As a result of the aforesaid clarification, we classify internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, instead of capitalizing them to “Investment property” and immediately include them as part of “Fair value gain from investment property” line item. We have retrospectively adopted the clarification in these restated financial statements (see Note 2ee to our audited consolidated financial statements included elsewhere in this Annual Report). The reclassification impact totaled NIS 29 million, NIS 25 million and NIS 22 million in the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. In addition, the Company reclassified the cash flow statements of the aforementioned periods in the same amounts, decreasing the cash flow provided by operating activities with a corresponding decrease in the cash flow used in investing activities. It is clarified that the aforementioned reclassification has no effect on our net income and or financial position.

Publication of clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a Clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, we applied an interpretation pursuant to which we had provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not provided with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, we also provide for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The Clarification was retrospectively implemented in these restated financial statements with adjusting the comparative amounts. For the effect of the Clarification on our financial statements, refer to Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	2,436,370	98,536	1,174,106	462,287	701,441
Mortgages	1,526,760	576,346	70,819	382,056	497,539
Unsecured Debentures(1)	10,516,172	276,093	1,964,762	2,131,506	6,143,811
Operating leases	120,644	9,804	19,608	6,051	85,181
Interest obligations	3,582,084	662,021	1,094,468	779,850	1,045,745
Financial guarantees	57,346	29,596	8,030	—	19,720
Purchase contracts	17,911	10,130	7,781	—	—

Total	18,257,287	1,662,526	4,339,574	3,761,750	8,493,437

(1)	Includes a secured series amounting to NIS 861 million

The following table summarizes the contractual obligations of Equity One as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,183,611	—	315,861	—	867,750
Mortgages	1,493,068	72,818	728,112	458,512	233,626
Unsecured debentures	2,537,773	—	738,403	758,070	1,041,300
Operating leases	159,982	6,151	11,496	9,597	132,738
Construction commitments	293,032	244,570	48,462	—	—
Interest obligations	1,141,620	246,672	437,318	229,925	227,705
Purchase contracts	67,685	67,685	—	—	—

Total	6,876,771	637,896	2,279,652	1,456,104	2,503,119

The following table summarizes the contractual obligations of First Capital as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	82,424	82,424	—	—	—
Mortgages	4,443,116	893,201	1,402,754	788,676	1,358,485
Unsecured debentures	6,120,375	326,420	408,025	1,305,680	4,080,250
Convertible debentures(1)	1,282,560	—	—	548,115	734,445
Operating leases	76,811	3,196	6,411	6,483	60,721
Construction commitments	128,870	116,254	12,616	—	—
Interest obligations(1)	2,974,458	601,239	946,109	725,490	701,620
Financial guarantees	141,666	—	—	—	141,666

Total	15,250,280	2,022,734	2,775,915	3,374,444	7,077,187

(1)	Consistent with existing practice, it is First Capital’s intention to continue to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares.

The following table summarizes Citycon’s contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,860,099	582,468	1,977,482	1,300,149	—
Mortgages	12,141	653	11,488	—	—
Unsecured debentures	3,163,217	110,452	—	661,815	2,390,950
Operating leases	139,202	11,056	30,938	23,341	73,867
Construction commitments	1,022,158	90,242	340,873	591,043	—
Interest obligations	1,227,255	278,360	481,053	288,521	179,321
Financial guarantees	380,288	81,178	104,029	165,119	29,962

Total	9,804,360	1,154,409	2,945,863	3,029,988	2,674,100

The following table summarizes Atrium’s contractual obligations as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	1,468,287	29,527	527,901	402,184	508,675
Unsecured debentures	2,415,864	—	336,455	405,744	1,673,665
Operating leases	1,441,914	39,411	59,470	58,739	1,284,294
Construction commitments	40,817	40,817	—	—	—
Interest obligations	874,088	238,907	296,634	195,614	142,933

Total	6,240,970	348,662	1,220,460	1,062,281	3,609,567

The following table summarizes Dori Group’s contractual obligations of as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	91,099	88,267	2,832	—	—
Unsecured debentures	574,374	126,028	186,812	127,936	133,598
Purchase contracts	22,536	22,536	—	—	—
Interest obligations	97,250	30,965	37,691	21,030	7,564

Total	785,259	267,796	227,335	148,966	141,162

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2013:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	7,653,603	851,695	3,470,281	1,762,436	1,569,191
Mortgages	7,475,085	1,543,018	2,213,173	1,629,244	2,089,650
Unsecured debentures*)	22,911,911	838,993	3,298,002	4,985,007	13,789,909
Convertible debentures**)	1,282,560	—	—	548,115	734,445
Operating leases	496,639	30,207	68,453	45,472	352,507
Construction commitments	1,444,060	451,066	401,951	591,043	—
Interest obligations	9,022,667	1,819,257	2,996,639	2,044,816	2,161,955
Financial guarantees	579,300	110,774	112,059	165,119	191,348
Purchase contracts	108,132	100,351	7,781	—	—

Total	50,973,957	5,745,361	12,568,339	11,771,252	20,889,005

(1)	Excludes Atrium which is accounted for with the equity method.
*)	Refer to footnote (1) in Gazit-Globe and its private subsidiaries table of this section.
**)	Refer to footnote (1) in First Capital table of this section.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	64	Chairman of the Board	2016
Arie Mientkavich	71	Deputy Chairman of the Board	2016
Dor J. Segal (2)	52	Executive Vice Chairman of the Board	2015
Aharon Soffer	43	President	November 2016
Gil Kotler	48	Senior Executive Vice President and Chief Financial Officer	October 2016
Yair Orgler (1)(2)(3)(4)(5)(6)	74	Director	November 2016
Haim Ben-Dor (1)(3)(4)(6)	75	Director	2015
Shaiy Pilpel (1)(3)(4)	64	Director	2014
Noga Knaz (1)(3)(4)(5)(6)	47	Director	September 2014
Gary Epstein	66	Director	2014
Douglas Sesler	52	Director	2014
Ronnie Bar-On (1)(3)(5)	65	Director	May 2016

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under “External Directors.”
(6)	Member of the Corporate Responsibility Committee.

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

Following are details of the grants in the last three years under the Plan and the 2011 Share Incentive Plan:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)		Fair Value at Issuance (NIS)(1)
February 24, 2010	729,500	(2)	39.02	(6)	15.40
April 28, 2010	50,000	(3)	38.93	(6)	14.14
May 23, 2010	17,600	(4)	38.04		9.50
August 17, 2010	4,800	(5)	35.12		9.45
February 5, 2013	522,203	(7)	48.647		13.34
September 3, 2013	143,678	(8)	46.92		9.5
November 1, 2013	382,306	(9)	47.11		10.8

(1)	Calculated based on the binomial method.
(2)	These share options were issued to certain of our employees including our former Senior Executive Vice President and Chief Financial Officer Mr. Gadi Cunia who received 100,000 share options. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(3)	These share options were issued to Mr. Cunia. The share options vest 1/4 annually beginning on the first anniversary of the grant date and are exercisable until the fifth anniversary of the grant date. On termination of Mr. Cunia’s employment with the Company, the vesting period of all of his share options was accelerated.
(4)	These share options were issued to our former director, Eli Shahar, and have since expired on December 8, 2011.
(5)	These share options were issued to Ms. Knaz. The share options vested fully on the first anniversary of the grant date and are exercisable until the fourth anniversary of the grant date.
(6)	The stated exercise price per share is the original exercise price; the actual exercise price is adjusted annually based on the Israeli consumer price index.
(7)	The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 95,584 share options.
(8)	The share options were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(9)	The share options were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	95,393	(1)	47.6
September 3, 2013	15,816	(2)	45.5
November 1, 2013	42,711	(3)	48.3

(1)	The RSUs will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 13,382 restricted share units.
(2)	The RSUs were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(3)	The RSUs were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Performance- Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	111,987	(1)	21.6
September 3, 2013	35,786	(2)	20.1
November 1, 2013	96,988	(3)	21.3

(1)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%. Mr. Ballan and Mr. Kotler each received 29,470 performance-based restricted share units.
(2)	The PSUs were granted to Mr. Mientkavich and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.
(3)	The PSUs were granted to Mr. Soffer and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.

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

Distributions

Subject to the discussion below under “Passive foreign investment company considerations,” if you are a U.S. Holder, the gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive foreign investment company considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that (a) you have held the ordinary shares for at least 61 days during the 121-day period beginning on the date which is 60 days before the ex-dividend date with respect to such dividends, (b) you are not under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property, and (c) such dividends are received from a “qualified foreign corporation” for United States federal income tax purposes. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the New York Stock Exchange, which is an established securities market in the United States, and therefore we believe that we will constitute a “qualified foreign corporation” for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive foreign investment company considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis (as defined below) in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our rental income (assuming full consolidation of jointly controlled companies) are generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2013, 33.1% of our rental income were earned in Canadian dollars, 30.0% in Euros, 21.7% in U.S. dollars, 7.7% in Swedish Krona and 3.1% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 16 million of gross loss during 2013). In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

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

	Sensitivity analysis for derivatives— Absolute changes in Consumer Price Index
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

Disclosure Controls and Procedures

Our President and Chief Financial Officer, after reevaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, due to a material weakness in our internal control over financial reporting discussed below, our disclosure controls and procedures were not effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and such information is accumulated and communicated to our management, including our President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

The Company’s management has reevaluated the effectiveness of the internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (1992). Based on such evaluation, management has concluded that, as of December 31, 2013, our internal control over financial reporting was not effective due to a material weakness in our internal control over financial reporting that was discovered when our subsidiary Dori Construction carried out an examination of its anticipated revenues and project costs estimates ahead of the publishing of its second quarter 2014 financial statements. As a result of the examination, Dori Construction determined that there is a material deviation between their new estimates and their estimates prior to the examination. This material deviation existed in prior reporting periods as well, beginning in the fourth quarter of 2012. Accordingly, Dori Construction and, consequently, the Company, were compelled to restate and refile their financial statements as of December 31, 2013 and for the year then ended (immaterial corrections were made to the financial statements as of December 31, 2012 which were accordingly not refiled) and as of March 31, 2014 for the three months then ended. For further information regarding the error, the various components that comprise the estimates that were subject to the material deviation, and its impact on our financial statements, please see Note 2ee and Note 41 to our audited consolidated financial statements included elsewhere in this Annual Report.

The effectiveness of the Company’s and its subsidiaries’ internal control over financial reporting as of December 31, 2013 has been audited by the Company’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of September 10, 2014 herein expresses an adverse opinion on the Company’s and its subsidiaries’ internal control over financial reporting.

Remediation

The board of directors of Dori Construction has established a special committee to review the process of estimating anticipated revenues and project costs. The special committee was granted extensive powers to examine any matter it deems pertinent to its review and has appointed independent legal counsel, accounting consultants, and an independent engineering inspector to assist it in its task. As of the date of this amendment, the special committee had not yet completed its investigation and the identification of the reasons for the material deviation and is considering appointing an independent external examiner to assist in the review. The board of directors of Dori Construction has instructed management to remediate the material weakness no later than by the date of its annual financial statements for December 31, 2014.

In addition, Dori Construction is currently in the process of implementing a new enterprise resource planning information system to improve both the availability and reliability of its business information which it believes will assist in improving its internal control over financial reporting process.

The Company’s audit committee and board of directors have received updates from management regarding the examination of the internal control over financial reporting process at Dori Construction with respect to the preparation of its restated financial statements and concerning the remediation process. At the request of Company’s audit committee and board of directors, management will continue to track the remediation process until the reason for the material deviation in the estimated anticipated revenues and project costs is both identified and corrected.

Attestation Report of the Registered Public Accounting Firm

The Company’s and its subsidiaries’ internal control over financial reporting as of December 31, 2013 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report which is included under “Item 18—Financial Statements” on page F-4 of this annual report.

Changes in Internal Control over Financial Reporting

Other than as disclosed above, there were no changes to the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Consolidated Financial Statements	Page

Report of other Auditor	F-147

Financial Statements of Atrium European Real Estate Limited for the year ended December 31, 2013	F-156 – F-230

Financial Statements of Atrium European Real Estate Limited for the year ended December 31, 2012	F-231 – F-303

ITEM 19.	EXHIBITS

No.	Description

1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

1.2	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to Registration No. 333-178320)

4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to Registration No. 333-178320)

4.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010 (incorporated by reference to Exhibit 10.3 to Registration No. 333-178320)

4.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC (incorporated by reference to Exhibit 10.4 to Registration No. 333-178320)

4.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-178320)

4.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011 (incorporated by reference to Exhibit 10.6 to Registration No. 333-178320)

4.7	Amended and Restated Facility Agreement between the registrant, Bank Hapoalim, Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on January 2, 2014) +

4.8	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration No. 333-178320) ☐ +

4.9	Amendment No. 2 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated June 28, 2012 (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.10	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to Registration No. 333-178320) +

4.11	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to Registration No. 333-178320) +

4.12	Third Amendment to the Facility Agreement between the registrant and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.13	Third Amendment to the Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.14	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011 (incorporated by reference to Exhibit 10.11 to Registration No. 333-178320) +

4.15	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated March 19, 2013 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.16	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

No.	Description

4.17	Loan Agreement among Silver Maple (2001), Inc., the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.18	Loan Agreement among Ficus, Inc., the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.18 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.19	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to Registration No. 333-178320)

4.20	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.14 to Registration No. 333-178320)

4.21	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012) ¥

4.22	Arrangement Agreement, by and among the registrant, First Capital Realty Inc., Gazit America Inc., dated June 20, 2012 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013)

8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F that was filed with the SEC on April 16, 2014)

10.1	Consent of Kost Forer Gabbay & Kasierer

10.2	Consent of KPMG Channel Islands Limited

10.3	Consent of Deloitte LLP

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

¥	English translation of original Hebrew document.
+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/s/ Aharon Soffer
	Name:	Aharon Soffer
	Title:	President

Date: September 23, 2014

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS - RESTATED

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

Without qualifying our above opinion, we hereby draw your attention to the matter discussed in Note 2ee to the financial statements regarding the restatement of the financial statements as of December 31, 2013 and for the year then ended in order to retrospectively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

In 2012 the Company adopted retrospectively International Financial Reporting Standard (IFRS) 10 and IFRS 11 and certain improvements to International Accounting Standard 12. As part of our audit of the consolidated financial statements of Gazit Globe, Ltd. we also audited the adjustments, including reclassification adjustments due to a clarification to IAS 17 in 2014, that were applied to retroactively adjust the amounts included for FCR for the period ended December 31, 2011. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or perform any procedures to the consolidated statements of income, comprehensive income, changes in equity and cash flows of FCR for the year ended December 31, 2011, other than with respect to the adjustments described above.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated September 10, 2014 expressed an adverse opinion due to the existence of a material weakness.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
3 Aminadav St. Tel-Aviv 6706703, Israel	Fax: +972-3-5622555 ey.com

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

In our report dated March 25, 2014, we expressed an unqualified opinion that Gazit Globe, Ltd. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria. Management has subsequently determined that a deficiency in controls related to the process of “income recognition and costs and revenues estimation in construction projects”, and has further concluded that such deficiency represented a material weakness as of December 31, 2013. As a result, management has revised its assessment, as presented in the accompanying Management’s Report on Internal Control Over Financial Reporting; to conclude that Gazit Globe, Ltd. and subsidiaries internal control over financial reporting was not effective as of December 31, 2013. Accordingly, our present opinion on the effectiveness of Gazit Globe, Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2013, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the Subsidiary’s process of “income recognition and costs and revenues estimation in construction projects”. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our report dated September 10, 2014, which expressed an unqualified opinion thereon based on our audits and the reports of the other auditors. Additionally, our report included an emphasis of matter regarding the restatement of the financial statements as of December 31, 2013 and for the year then ended in order to retroactively reflect the amendment in the estimated revenues and costs to completion of a subsidiary’s construction projects.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company and subsidiaries have not maintained effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
September 10, 2014	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,
		2013	*) 2013	*) 2012
	Note	U.S. dollars	NIS
		In millions

ASSETS

CURRENT ASSETS

Cash and cash equivalents	3	293	1,018	1,683
Short-term investments and loans	4a	145	504	538
Marketable securities	4b	29	100	101
Financial derivatives	37d	11	39	81
Trade receivables	5	199	689	716
Other accounts receivable	6	87	302	216
Inventory of buildings and apartments for sale	7	200	692	712
Income taxes receivable		5	19	15

		969	3,363	4,062
Assets classified as held for sale	8	176	611	1,482

		1,145	3,974	5,544

NON-CURRENT ASSETS

Equity-accounted investees	9	1,702	5,907	4,713
Other investments, loans and receivables	10	190	659	713
Available-for-sale financial assets	11	125	435	339
Financial derivatives	37d	221	769	929
Investment property	12	15,358	53,309	55,465
Investment property under development	13	714	2,479	2,806
Non-current inventory	7	7	23	23
Fixed assets, net	14	46	160	187
Intangible assets, net	15	31	106	117
Deferred taxes	25m	31	106	198

		18,425	63,953	65,490

		19,570	67,927	71,034

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31,	December 31,
		2013	(** 2013	(** 2012
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	74	257	351
Current maturities of non-current liabilities	17	840	2,914	2,382
Financial derivatives	37d	9	32	12
Trade payables	18	271	940	917
Other accounts payable	19	366	1,272	1,268
Advances from customers and buyers of apartments	7	77	267	257
Income taxes payable		9	32	47

		1,646	5,714	5,234
Liabilities attributed to assets held for sale	8	21	73	168

		1,667	5,787	5,402

NON-CURRENT LIABILITIES
Debentures	20	6,405	22,231	18,500
Convertible debentures	21	352	1,221	1,197
Interest-bearing loans from financial institutions and others	22	3,656	12,692	19,433
Financial derivatives	37d	49	169	472
Other liabilities	23	57	198	353
Deferred taxes	25m	944	3,276	3,380

		11,463	39,787	43,335

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		66	229	219
Share premium		1,235	4,288	3,805
Retained earnings		1,487	5,160	4,531
Foreign currency translation reserve		(576)	(2,000)	(913)
Other reserves		42	146	60
Loans granted for purchase of Company’s shares *)		—	—	—
Treasury shares		(6)	(21)	(21)

		2,248	7,802	7,681
Non-controlling interests	27i	4,192	14,551	14,616

Total equity		6,440	22,353	22,297

		19,570	67,927	71,034

*)	Represents an amount of less than NIS 1 million.
**)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience translation (Note 2d(1))
		Year ended December 31,	Year ended December 31,
		2013	*) 2013	*) 2012	*) 2011
		U.S. dollars	NIS
	Note	(In millions, except for per share data)

Rental income	30	1,483	5,146	5,249	4,718
Property operating expenses	31	487	1,689	1,705	1,522

Net operating rental income		996	3,457	3,544	3,196

Revenues from sale of buildings, land and construction work performed	32	481	1,672	1,760	1,001
Cost of buildings sold, land and construction work performed	32	486	1,688	1,720	967

Gross profit (loss) from sale of buildings, land and construction work performed		(5)	(16)	40	34

Total gross profit		991	3,441	3,584	3,230

Fair value gain from investment property and investment property under development, net		277	962	1,938	1,692
General and administrative expenses	33	(176)	(610)	(673)	(755)
Other income	34a	63	218	164	115
Other expenses	34b	(21)	(74)	(47)	(110)
Company’s share in earnings of equity-accounted investees, net	9b	43	149	299	334

Operating income		1,177	4,086	5,265	4,506

Finance expenses	35a	(629)	(2,185)	(2,214)	(2,197)
Finance income	35b	158	549	120	72

Income before taxes on income		706	2,450	3,171	2,381
Taxes on income	25n	76	265	758	352

Net income		630	2,185	2,413	2,029

Attributable to:
Equity holders of the Company		267	927	901	708
Non-controlling interests		363	1,258	1,512	1,321

		630	2,185	2,413	2,029

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		1.56	5.41	5.46	4.57

Diluted net earnings		1.54	5.35	5.25	4.23

*)	Restated, reclassified and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)

Net income	630	2,185	2,413	2,029

Other comprehensive income (loss) (net of tax effect *):

Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	(704)	(2,443)	(416)	1,131
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	3	12
Net gains (losses) on cash flow hedges (1)	69	239	(100)	(139)
Net gains (losses) on available-for-sale financial assets	(1)	(4)	37	(39)

	(636)	(2,208)	(476)	965

Items not to be reclassified to profit or loss:

Gain (loss) on revaluation of fixed assets in joint venture	(2)	(6)	10	28

Total other comprehensive income (loss)	(638)	(2,214)	(466)	993

Total comprehensive income (loss)	(8)	(29)	1,947	3,022

Attributable to:
Equity holders of the Company (2)	(13)	(46)	715	1,216
Non-controlling interests	5	17	1,232	1,806

	(8)	(29)	1,947	3,022

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(5)	(19)	(3)	(9)

(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:

Net income	267	927	901	708
Exchange differences on translation of foreign operations	(313)	(1,087)	(189)	569
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	2	12
Net gains (losses) on cash flow hedges	36	123	(48)	(66)
Net gains (losses) on available-for-sale financial assets	(1)	(3)	39	(35)
Gain (loss) on revaluation of fixed assets in joint venture	(2)	(6)	10	28

	(13)	(46)	715	1,216

*)	For further details regarding other comprehensive income and related tax impact, see Note 27g.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY ***)

	Convenience translation into U.S. dollars as of
	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity

Balance as of January 1, 2013	63	1,096	1,306	(263)	17	*) —	(6)	2,213	4,211	6,424

Net income	—	—	267	—	—	—	—	267	363	630
Other comprehensive income (loss)	—	—	—	(313)	33	—	—	(280)	(358)	(638)

Total comprehensive income (loss)	—	—	267	(313)	33	—	—	(13)	5	(8)

Issue of shares net of issuance expenses	3	138	—	—	—	—	—	141	—	141
Exercise of share options into Company’s shares	*) —	1	—	—	(1)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	3	—	—	3	6	9
Dividend paid	—	—	(86)	—	—	—	—	(86)	—	(86)
Capital issuance to non-controlling interests	—	—	—	—	(9)	—	—	(9)	180	171
Acquisition of non-controlling interests	—	—	—	—	(1)	—	—	(1)	(10)	(11)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(2)	(2)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(198)	(198)

Balance as of December 31, 2013	66	1,235	1,487	(576)	42	*) —	(6)	2,248	4,192	6,440

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Restated and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Restated ***)

Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

Net income	—	—	927	—	—	—	—	927	1,258	2,185
Other comprehensive income (loss)	—	—	—	(1,087)	114	—	—	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	—	—	927	(1,087)	114	—	—	(46)	17	(29)

Issue of shares net of issuance expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options into Company’s shares	*) —	4	—	—	(4)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed assets revaluation reserve in joint venture	—	—	—	—	—	—	—	—	—	—
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(30)	—	—	(30)	626	596
Acquisition of non-controlling interests	—	—	—	—	(4)	—	—	(4)	(33)	(37)
Issue, redemption and re-purchase of convertible debentures and warrants expiry in subsidiaries	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Restated and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Restated ***)

Balance as of January 1, 2012	218	3,787	3,792	(726)	149	*) —	(21)	7,199	12,197	19,396

Net income	—	—	901	—	—	—	—	901	1,512	2,413
Other comprehensive income (loss)	—	—	—	(187)	1	—	—	(186)	(280)	(466)

Total comprehensive income (loss)	—	—	901	(187)	1	—	—	715	1,232	1,947

Exercise and expiration of share options issued by the Company	1	18	—	—	(16)	—	—	3	—	3
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend paid	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(101)	—	—	(101)	(268)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Restated and retrospectively adjusted. Refer to Notes 2a, 2ee and 41.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions; Retrospectively adjusted ***)

Balance as of January 1, 2011	208	3,474	3,321	(1,307)	220	(4)	(21)	5,891	9,100	14,991

Net income	—	—	708	—	—	—	—	708	1,321	2,029
Other comprehensive income	—	—	—	581	(73)	—	—	508	485	993

Total comprehensive income (loss)	—	—	708	581	(73)	—	—	1,216	1,806	3,022

Issue of shares net of issue expenses	10	303	—	—	—	—	—	313	—	313
Exercise and expiration of share options issued by the Company	*) —	10	—	—	(8)	—	—	2	—	2
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	4	—	4	—	4
Waiver of salary by controlling shareholder, net	—	—	—	—	64	—	—	64	—	64
Realization of fixed asset revaluation reserve in joint venture and initially consolidated investment revaluation reserve	—	—	4	—	(4)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	7	—	—	7	49	56
Dividend declared	—	—	(241)	—	—	—	—	(241)	—	(241)
Capital issuance to non-controlling interests	—	—	—	—	(11)	—	—	(11)	1,196	1,185
Acquisition of non-controlling interests	—	—	—	—	(46)	—	—	(46)	(339)	(385)
Non-controlling interests in initially consolidated companies	—	—	—	—	—	—	—	—	928	928
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	2	2
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(545)	(545)

Balance as of December 31, 2011	218	3,787	3,792	(726)	149	*) —	(21)	7,199	12,197	19,396

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27f.
***)	Retrospectively adjusted. Refer to Note 2a.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	*) 2013	*) 2012	*) 2011
	U.S. dollars	NIS
	(In millions)

Cash flows from operating activities:
Net income	630	2,185	2,413	2,029

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:

Finance expenses, net	471	1,636	2,094	2,125
Company’s share in earnings of equity-accounted investees, net	(43)	(149)	(299)	(334)
Fair value gain from investment property and investment property under development, net	(277)	(962)	(1,938)	(1,692)
Depreciation and amortization (including goodwill impairment)	10	34	34	67
Taxes on income	76	265	758	352
Impairment loss of other assets	1	2	7	7
Capital loss, net	15	53	5	64
Change in employee benefit liability, net	—	—	(2)	3
Loss from decrease in holding interest and disposal of investees, net	3	11	—	1
Gain from bargain purchase (Note 34b)	(57)	(198)	(134)	(102)
Cost of share-based payment	12	41	47	56
Salary expenses carried to capital reserve	—	—	—	105

	211	733	572	652

Changes in assets and liabilities items:

Increase in trade receivables and other accounts receivable	(40)	(138)	(40)	(185)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	(4)	(13)	57	(78)
Increase (decrease) in trade and other accounts payable	(16)	(54)	(104)	53
Increase in tenants’ security deposits, net	2	8	4	14

	(58)	(197)	(83)	(196)

Net cash provided by operating activities before interest, dividend and taxes	783	2,721	2,902	2,485

Cash received and paid during the year for:

Interest paid	(531)	(1,843)	(1,964)	(1,536)
Interest received (Note 37d)	63	218	54	31
Dividend received	45	155	395	96
Taxes paid	(20)	(69)	(44)	(10)
Taxes received	2	7	25	38

	(441)	(1,532)	(1,534)	(1,381)

Net cash provided by operating activities	342	1,189	1,368	1,104

*)	Restated, reclassified and retrospectively adjusted. Refer to Notes 2a and 2ee.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31,	Year ended December 31,
	2013	2013	2012	2011
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:

Acquisition of initially consolidated subsidiary (a)	—	—	—	92
Initial consolidation of investment previously accounted for using the equity method (b)	—	—	—	20
Proceeds from sale of investees (Note 9i)	16	54	12	—
Investment and loans to investees	(367)	(1,275)	(266)	(104)
Acquisition, construction and development of investment property	**) (863)	**) (2,994)	**) (5,667)	**) (6,427)
Investments in fixed assets	(14)	(50)	(49)	(34)
Proceeds from sale of investment property	615	2,136	1,482	2,880
Proceeds from sale of fixed assets	11	38	—	—
Grant of long-term loans	(52)	(181)	(583)	(280)
Collection of long-term loans	95	329	79	103
Short-term investments, net	(9)	(30)	(20)	50
Investment in financial assets	(99)	(345)	(743)	(1,001)
Proceeds from sale of financial assets	31	110	1,134	506

Net cash used in investing activities	(636)	(2,208)	(4,621)	(4,195)

Cash flows from financing activities:

Issue of shares net of issuance expenses	141	489	—	313
Repayment of loans granted for purchase of Company’s shares	*) —	*) —	*) —	4
Exercise of share options into Company’s shares	*) —	*) —	3	2
Capital issuance to non-controlling interests, net	154	536	1,832	714
Acquisition of non-controlling interests	(29)	(102)	(263)	(384)
Dividend paid to equity holders of the Company	(86)	(298)	(264)	(298)
Dividend paid to non-controlling interests	(201)	(698)	(653)	(567)
Receipt of long-term loans	412	1,429	6,140	6,574
Repayment of long-term loans	(1,389)	(4,820)	(6,042)	(5,518)
Receipt (repayment) of long-term credit facilities from banks, net	(312)	(1,084)	(169)	1,805
Short-term credit from banks and others, net	(24)	(83)	(85)	202
Repayment and early redemption of debentures and convertible debentures	(394)	(1,366)	(3,177)	(1,024)
Issue of debentures and convertible debentures, net of issuance expenses	1,738	6,033	6,168	2,194
Unwinding of hedging transactions (Note 37d)	113	392	—	—

Net cash provided by financing activities	123	428	3,490	4,017

Exchange differences on balances of cash and cash equivalents	(21)	(74)	(93)	(79)

Increase (decrease) in cash and cash equivalents	(192)	(665)	144	847
Cash and cash equivalents at the beginning of the year	485	1,683	1,539	692

Cash and cash equivalents at the end of the year	293	1,018	1,683	1,539

*)	Represents an amount of less than NIS 1 million.
**)	Reclassified, refer to Note 2a.

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

The Company, through its investees (“the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group operates in the medical office buildings sector in United States, as well as in the development and construction primarily of residential projects in Israel and in Central-Eastern Europe. Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operates within its core business or in similar fields, (including with partners), both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (“Norstar”) directly and through its wholly-owned subsidiaries (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates.

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements.

Related parties	-	As defined in IAS 24 (Revised).

EQY	-	Equity Once Inc., consolidated entity.

FCR	-	First Capital Reality Inc., consolidated entity.

CTY-	-	Citycon Oyj, consolidated entity.

ATR	-	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	-	December 31, 2013.

c.	The Company’s restated financial statements as of December 31, 2013 were approved by the Company’s board of directors on September 10, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to application of new standards

IAS 1 - Presentation of Financial Statements

In June 2011 the IASB published an amendment to IAS 1 (hereinafter - the Amendment). The Amendment modifies the presentation of other comprehensive income. Under the Amendment, items which may be carried to profit or loss at later stage should be presented separately in other comprehensive income from items that can never be carried to profit or loss.

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

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21) (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Group adopted the Interpretation effective from January 1, 2014. The adoption of the Interpretation in these restated financial statements did not have a material impact on the consolidated financial statements.

Publication of clarification to IAS 17, Leases

In March 2014, the IFRIC published a clarification pursuant to which internal fixed costs are not to be considered as incremental costs and are thus not to be considered as incremental costs for the purposes of IAS 17, Leases. As a result of the aforesaid clarification, the Group classifies internal costs that were incurred in the leasing of properties (primarily salary expenses) as part of “General and administrative expenses”, instead of capitalizing them to “Investment property” and immediately amortizing them to fair value gain from investment property line item. The Group has retrospectively implemented the clarification in these restated financial statements (see Note 2ee). The reclassification impact totaled NIS 29 million, NIS 25 million and NIS 22 million in the years ended December 31, 2013, December 31, 2012 and December 31, 2011, respectively. In addition, the Company reclassified the cash flow statements of the aforementioned periods in the same amounts, decreasing the cash flow provided by operating activities with a corresponding decrease in the cash flow used in investing activities. It is clarified that the aforementioned reclassification has no effect on the Group’s net income and or financial position.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Publication of clarification to IAS 12, Income Taxes

In July 2014, the IFRIC published a Clarification with regard to the accounting treatment of taxes on income in situations where an entity is holding single asset entities and where the manner in which the entity expects to realize the investment is by selling the shares of the single asset entity, rather than by disposing of the asset itself (the “Clarification”). Through the publication date of the Clarification, the Group applied an interpretation pursuant to which the Group provided for deferred taxes only with respect to the temporary differences arising with respect to a sale of shares of the single asset entity, in accordance with the tax implications and the tax rate relevant to the customary practice on realizing the assets, and deferred taxes were not provided with respect to temporary differences relating to a sale of the asset itself. As a result of implementing the Clarification, the Group also provides for deferred taxes with respect to the temporary differences that arose in connection with the assets of the single asset entity (primarily investment property).

The Clarification was retrospectively implemented in these restated financial statements (see Note 2ee) with adjusting the comparative amounts.

As to the impact of implementing the Clarification on the financial statements, refer to Note 41.

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

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic		Main Considerations	Reference/Possible Effect

Existence of effective control	•	Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights	Consolidation of financial statements or application of the equity method – refer to Note 2c and Note 9d, e and f

	•	Degree to which the other holdings are diversified

	•	Voting patterns at prior meetings of shareholders

Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property		Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t

Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition		Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including deferred taxes – refer to Note 2o

Reliable measurement of the fair value of investment property under development	•	Is the property under development located in a developed and liquid market?	Measurement of investment property under construction at cost or at fair value – refer to Note 13

	•	Is there a reliable estimate of the construction costs?

	•	Relevant regulatory consent for the utilization of the land rights been obtained, does an applicable zoning and city plan exist and have building permits been received?

	•	Has a major percentage of the leasable areas been preleased to tenants?

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?		Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Main Considerations	Reference/Possible Effect

Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure assumptions	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income – refer to Note 12 and Note 13

Impairment of equity-accounted investees	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments	Determination whether to record an impairment – refer to Note 2u2 and Note 9c5

Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition – refer to Note 9c and Note 34a

Recording of deferred tax assets	Expectation of future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25v

Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss – refer to Note 37b

Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28

Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition, refer to Note 2y

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Consolidated financial statements

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

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is the aspects reviewed by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings and also its ability to appoint the majority of the directors and indirectly, the senior management of CTY. As of December 31, 2013, the Group holds 49.3% of CTY’s share capital and voting rights.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest of 45.2% in EQY at the reporting date, wide diversity of public holdings of the remaining shares, restriction on other shareholders from holding above a certain interest in EQY, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of EQY. In addition, the Company has voting agreement with third party, see Note 9d7.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of - 45.2% in FCR at the reporting date, wide diversity of public holdings of the remaining shares, the Group has ownership of a majority of the participating voting power in the general meetings and also its ability to appoint the majority of directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with other shareholders, see Note 26a 1.

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

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction work activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to this activity are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

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

On settling hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received are classified in the statement of cash flow as a financing activity, in respect of the cash flows representing the hedge of the principal component, and as an operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2013, refer to Note 37d.

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

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair measurement is based on the assumption that the transaction takes place in the principal market of the asset or the liability, or, in the absence of a principal market, in the most advantageous market. The fair value of an asset or a liability is measured using the assumption that market participants will assume, at the time of pricing the asset or the liability that market participants act in their economic best interest.

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

Investment property is measured initially at cost, including incremental costs directly attributable to the acquisition. After initial recognition, investment property is measured at fair value which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Investment property is not systematically depreciated.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, as well as borrowing costs used to finance construction, direct incremental planning and development costs and incremental leasing costs.

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

Operating leases - the Group as lessee

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and rewards incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Finance leases - the Group as lessee

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

Operating leases - the Group as lessor

Lease agreements where the Group does not transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as operating leases. Initial direct costs incurred in respect of the lease agreement are added to the carrying amount of the leased asset and recognized as an expense in parallel with the lease income (regarding investment property - as part of the fair value adjustments).

Finance leases - the Group as lessor

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

Amendment to IAS 40, Investment Property

The amendment clarifies that, at the time of determining whether an acquired investment property is an asset or a business (with regard to the existence of a business combination), no reliance is to be placed on the “ancillary services” characteristic referred to in IAS 40; instead, use should be made of the criteria for the existence of a business referred to in IFRS 3 (section B7 - Inputs, outputs and processes). The “ancillary services” characteristic is intended only to differentiate between investment property and property used by its owners.

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. The Company examines the effect of the amendment on the financial statements.

Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities (the “IAS 32 Amendments”)

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ee.	Restatement

As part of the process of preparing the financial statements of U. Dori Construction Ltd. (thereof: Dori Construction”) for the period ended June 30, 2014, Dori Construction performed a comprehensive examination of its estimates of anticipated revenues and costs of its projects. The results of the aforesaid examination indicated a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared with the existing estimates through that date. In light of the aforesaid, the board of directors of Dori Construction appointed a special committee and granted it extensive powers in order, inter alia, to supervise the process of examining and verifying the estimates of anticipated revenues and costs of Dori Construction’s projects. Within this framework, an independent, external engineering inspector was appointed, who conducted independent testing of the various estimates of Dori Construction’s projects and also tested the reasonableness of the assumptions and estimates of the anticipated revenues and costs that Dori Construction had used in its aforesaid examination.

As a result of the aforesaid examinations, a material deviation was discovered in the estimates of anticipated revenues and costs of the projects of Dori Construction, compared to the existing estimates in a net amount of NIS 441 million. Dori Construction reported in its financial statements that the differences in the project estimates arose, inter alia, from delays in the construction and engineering failures that increased construction costs, cash flow problems that caused delays in payments to contractors and suppliers and which also caused a delay in completion of construction projects and the accrual of additional overhead expenses, as well as from under-pricing the projects and also from changes in the estimate of warranty provision.

In light of the deviation in the estimate of the anticipated revenues and costs in its various projects, Dori Construction reviewed the allocation of the amounts to the prior reporting periods. Following the aforesaid review, Dori Construction reached the conclusion that the financial statements for prior reporting periods, beginning from the fourth quarter of 2012, needed to be corrected. As a result of the aforesaid, the Company is restating its financial statements as of December 31, 2013 and for the year then ended in order to retrospectively reflect therein the effect of correcting the error in the estimates of the anticipated revenues and costs of Dori Construction and of the profit resulting therefrom. Furthermore, the comparative numbers for the year 2012 were adjusted as an immaterial correction. As to the impact of correcting the error on the financial statements, refer to Note 41 below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2013	2012
	NIS in millions

Cash in banks and on hand	476	794
Cash equivalents - short-term deposits	542	889

	1,018	1,683

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.42%).

c.	Deposits earn annual interest at the rate of 0.42% - 1.73%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4A:-	SHORT-TERM DEPOSITS AND LOANS

a.	Composition

	December 31
	2013	2012
	NIS in millions
Loans:
Current maturities of long-term loans	57	170
Loans (1)	161	135

	218	305

Deposits:
Escrow designated for property acquisitions (2)	37	31
Restricted cash in banks (3)	152	156
Bank deposits (4)	45	28
Purchase contract deposits and others	52	18

	286	233

	504	538

(1)	Includes C$ 24.5 million (NIS 80 million) loans granted by FCR, secured by properties, bear an average annual interest rate of 9.5 % and payable in 2014. In addition, includes loans receivable from sale of apartments in FCR of C$ 24.8 million (NIS 81 million) that bear annual interest rate of 3%.
(2)	A non-interest bearing escrow which is designated for the acquisition of replacement properties in tax-free exchanges pursuant to the tax laws in the U.S..
(3)	Restricted cash in banks includes pledged deposits with respect to residential projects, amounting to NIS 118 million, bear an annual interest rate of 0.69%-0.93% and other restricted cash in FCR amounted to NIS 34 million.
(4)	Bank deposits bear an annual interest rate of up to 0.2% based on the respective term of the deposits.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2013	2012
	NIS in millions
Fair value through profit or loss securities

Shares	69	69
Debentures	22	—
Participation certificates in trust funds	—	18

	91	87

Securities available for sale (Note 11)	9	14

	100	101

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-	TRADE RECEIVABLES

a.	Composition

	December 31
	*) 2013	*) 2012
	NIS in millions

Open accounts (1)	192	202
Checks receivable	11	16
Receivables for construction contracts (2)	486	498

	689	716

(1) Net of allowance for doubtful accounts (see e below)	46	45

(2) Receivables for construction contracts

Costs incurred plus recognized profits	3,864	4,160
Less - progress billings	3,378	3,662

	486	498

*)	Restated, refer to Notes 2ee and 41.

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2013 and 2012, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting date, excluding amount due to civil construction works for an electric station project in the area of Ashkelon in relation to Dorad Energy Ltd. that is in legal process which the Group expect to collect.

e.	Movement in allowance for doubtful accounts:

	December 31
	2013	2012
	NIS in millions

At the beginning of the year	45	41
Charge for the year	26	22
Write down of accounts	(21)	(18)
Translation differences	(4)	*) —

At the end of the year	46	45

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2013	2012
	NIS in millions

Government institutions *) **)	57	70
Prepaid expenses	89	74
Receivables from sale of real estate	17	—
Finance lease receivable	4	—
Employees	1	1
Interest receivable from joint ventures	30	—
Advances to suppliers	5	2
Co-owners in investees	13	15
Others	86	54

	302	216

*)	Primarily consists of prepaid property taxes and indirect taxes receivable.
**)	Restated, refer to Notes 2ee and 41.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions

Israel **)	589	561	266	249
Canada ***)	70	125	—	—
Others	33	26	1	8

Total	692	712	267	257

*)	As of the reporting date, NIS 21 million represents completed apartments.
**)	Restated, refer to Notes 2ee and 41.
***)	Advances are held in escrow and are not under the Group’s control. Relating to the advances, the Group received a mortgage loan outstanding in the amount of C$ 8.8 million (NIS 29 million) which bears an annual effective interest rate of 1%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:-	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31		December 31
	2013	2012	2013	2012
	NIS in millions

Within 12 months *)	396	420	235	231
More than 12 months	296	292	32	26

	692	712	267	257

*)	Restated, refer to Notes 2ee and 41.

c.	Write down of inventory:

There was inventory write down in 2013 of NIS 19 million (in 2012 the write down amounted to NIS 1 million).

d.	Details on sale contracts signed by the Group (100%)

During 2013, the Group signed 126 sale contracts (108 sale contracts during 2012), with total consideration estimated at NIS 195 million (NIS 138 million during 2012).

In addition, until December 31, 2013, the Group signed 845 sale contracts on a cumulative basis, with total consideration estimated at NIS 1,010 million.

e.	As of December 31, 2013 and 2012 cost of inventory includes capitalized borrowing costs in the amount of NIS 10 million and NIS 7 million, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2013 and 2012 the non-current inventory balance totals NIS 23 million. For several of the land plots the Group has submitted applications to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2013	2012
	NIS in millions

Investment property *)	548	1,438
Lands	63	44

	611	1,482

*)	Balance of assets held for sale is mainly comprised of income producing properties in EQY and FCR, that are not core properties in these entities.

b.	Liabilities attributed to held for sale assets primarily consist of mortgage loans payable.

NOTE 9:-	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including fair value adjustments)

	December 31
	2013	2012
	NIS in millions

Joint venture - ATR (see section c)	4,277	3,845
Other joint ventures	*) 835	684
Associates	52	41

	5,164	4,570
Loans (1)	743	143

	5,907	4,713

*)	Retrospectively adjusted, refer to Notes 2a and 41.
(1)	Includes loans linked to the Israeli CPI at an amount of NIS 175 million that bear interest rates of 4.1%-8.5%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 119 million (NIS 568 million) of which € 105 million bears a fixed annual interest rate of 6% and mature on January 2023. The remaining loans bear a variable annual interest rate of 1.4% and mature on May 2016.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2013	2012	2011
	NIS in millions

Net income - ATR (see section c)	127	159	214
Net income (other than ATR)	*) 21	87	79
Other comprehensive income	(26)	10	31

Comprehensive income	122	256	324

Associates

	Year ended December 31
	2013	2012	2011
	NIS in millions

Net income	1	53	41
Other comprehensive income	1	—	—

Comprehensive income	2	53	41

*)	Retrospectively adjusted, refer to Notes 2a and 41.

Additional information regarding investees.

c.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2013, the Company owns 39.8% interest in ATR’s share capital and voting rights (39.6% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2013, the market price of ATR share was € 4.18 and ATR has approximately 374.9 million shares outstanding.

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2013, about 52.1 million shares of ATR, representing 13.9% of the share capital and voting rights of ATR, see also Note 26a(2).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2013	2012
	NIS in millions

Cash and cash equivalents	1,431	930
Other current assets (excluding cash and cash equivalents)	238	307
Non-current assets *)	14,288	13,833
Current financial liabilities	(26)	(369)
Other current liabilities	(394)	(323)
Non-current liabilities *)	(4,729)	(3,178)

Net assets	10,808	11,200

*)	Including fair value adjustments upon acquisition (see section 3 below).

Summarized statements of the comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions

Revenues	1,345	1,324	1,198

Finance expenses, net	206	118	251
Taxes on income	71	99	132

Net income *)	365	475	689

Other comprehensive income (loss)	(34)	(41)	2

Total comprehensive income	331	434	691

Dividends received from ATR	139	107	79

*) Includes fair value adjustment amortization	(1)	5	23

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2013	2012
	NIS in millions

Net assets (see above)	10,808	11,200
Non-controlling interests in ATR’s financial statements	(17)	(9)
Fair value adjustments upon acquisition	34	29

Adjusted net assets	10,825	11,220

Interest in ATR	39.8%	34.5%

Share in ATR’s net assets	4,311	3,874
Fair value adjustments upon acquisition	(34)	(29)

Carrying amount in the financial statements	4,277	3,845

Market value of the investment in ATR shares	2,985	2,823

4.	The outstanding share options of ATR as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of options (in thousands)

Options to employees and officers (2009-2013 plans)	€4.03	2014-2023	6,769

*)	As of December 31, 2013, 2,360 thousand share options are fully vested; These options includes 327 thousands share options granted to the Chairman of the Board, see Note 38e.

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

f.	Investment in FCR (a subsidiary)

1.	As of December 31, 2013, the Company owns 45.2% interest in FCR’s share capital and voting rights ( 41.2% on a fully diluted basis). FCR’s shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2013 the market price of FCR’s share was C$ 17.71 and FCR has approximately 208.4 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions

Current assets	1,111	1,811
Non-current assets *)	23,723	25,491
Current liabilities	(2,009)	(1,854)
Non-current liabilities	(11,940)	(13,193)

Net assets	10,885	12,255

Allocated to:
Equity holders of the company	4,899	5,544
Non-controlling interests	5,986	6,711

	10,885	12,255

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions

Revenues	2,319	2,237	1,893
Net income	756	1,517	1,818

Other comprehensive income (loss)	13	(7)	16

Total comprehensive income	769	1,510	1,834

Allocated to:
Equity holders of the Company	349	727	909
Non-controlling interests	420	783	925

	769	1,510	1,834

Dividends paid to non-controlling interests	335	320	249

Summarized statements of cash flows -

	Year ended December 31
	2013	2012	2011
	NIS in millions

Cash flows from operating activities	728	706	614
Cash flows from investing activities	(1,188)	(1,721)	(1,815)
Cash flows from financing activities	253	1,275	1,097

Increase (decrease) in cash and cash equivalents	(207)	260	(104)

3.	FCR’s share options outstanding as of December 31, 2013

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands

Share options to employees and officers in FCR *)	$16.37	2014-2023	5,968
Share options (see 6 below)

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38e). These options are exercisable to 2,025 thousand shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, 622 thousand units are available to be granted (regarding units that were granted to related parties, see Notes 38e). As of the reporting date, 679 thousand share units that were granted are outstanding unvested.

5.	In August 2012, FCR completed a public offering in Canada of 2.5 million units (“Units”) at a price of C$ 18.75 per Unit, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant (“Warrant”). Each Warrant was exercisable for a period of one year into one FCR’s common share at an exercise price of C$ 19.75 per share and expired in August 2013.

6.	In August 2012, the Company completed a plan of arrangement with GAA a traded subsidiary in Toronto stock exchange, and FCR. The arrangement included the purchase of all common shares of GAA and securities convertible to GAA common shares which were not already owned by the Company which constituted 26.9% of GAA’s outstanding share capital, for cash consideration of C$ 24.6 million (NIS 94 million) and by approximately 1.5 million common shares of FCR issued by FCR to GAA. As part of the arrangement FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. (“ProMed CA”), which owns medical office and retail properties in Canada and assumed GAA’s indebtedness related to ProMed CA’s properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR’s common shares to GAA. Following the arrangement GAA was delisted and became a private company. As a result of the arrangement the company’s interest in FCR increased from 49.3% to 49.9%. The Group recognized a decreased in equity at amount of C$ 18 million ( NIS 70 million) which was carried to capital reserve from transactions with non-controlling interests.

7.	In September 2012, FCR issued to the public in Canada 12.5 million units (“Units”) at a price of C$ 19.22 per Unit, and for total gross consideration of C$ 240.3 million (NIS 960 million). Each Unit consists of one FCR’s common share and quarter (1/4) common share purchase warrant (“Warrant”). The Warrants were exercisable through one year at an exercise price of C$ 19.75 per share and expired in August 2013.

As a result of those offerings, the Company’s interest in FCR decreased from 49.9% to 45.6% (including the GAA arrangement impact) and the Group recognized an increase in equity at an amount of C$ 24.1 million (NIS 93 million), which was carried to capital reserve from transactions with non-controlling interests.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

g.	Investment in CTY (a subsidiary)

1.	As of December 31, 2013, the Company owns 49.3% interest in CTY’s share capital and voting rights. CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2013 the market price of CTY share was € 2.56 and CTY has 441.3 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized financial information of CTY *)

Summarized statements of financial position -

	December 31
	2013	2012
	NIS in millions

Current assets	367	398
Non-current assets (including goodwill)	13,854	13,476
Current liabilities	(1,108)	(1,032)
Non-current liabilities	(6,994)	(7,939)

Net assets	6,119	4,903

Allocated to:
Equity holders of the company	2,891	2,268
Non-controlling interests	3,228	2,635

	6,119	4,903

*)	The summarized financial information of CTY was retrospectively adjusted due to implementation of clarification of IAS 12. Refer to Note 2a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2013	2012	2011
	NIS in millions

Revenues	1,193	1,185	1,081
Net income *)	491	351	**) 43

Other comprehensive income (loss)	162	(56)	(131)

Total comprehensive income (loss)	653	295	(88)

Allocated to:
Equity holders of the Company	322	142	(62)
Non-controlling interests	331	153	(26)

	653	295	(88)

Dividends paid to non-controlling interests	116	107	89

*)	Retrospectively adjusted, refer to Notes 2a.
**)	Includes goodwill impairment.

Summarized cash flow statements -

	Year ended December 31
	2013	2012	2011
	NIS in millions

Cash flows from operating activities	272	305	329
Cash flows from investing activities	(808)	(520)	(1,011)
Cash flows from financing activities	477	11	1,038
Exchange differences on balances of cash and cash equivalents	(3)	4	3

Increase (decrease) in cash and cash equivalents	(62)	(200)	359

3.	The share options of CTY outstanding as of December 31, 2013

Series	Average exercise price per share *)	Expiration date	Number of exercisable shares in thousands

Options to plan employees and officers (2011 plan)	€2.69	2018	7,418

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, 3,310 share options that are exercisable into 3,894 shares are not vested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

4.	During 2013, the Company purchased an additional 2.1 million CTY shares in consideration for € 5 million (NIS 25 million). As a result of the purchase, the Company’s interest in CTY increased to 49.4% and the Company recognized an equity increase at an amount of NIS 5 million.

5.	In March 2013 CTY issued to its shareholders by way of a rights issuance 114.4 million shares, which represented 35% of CTY’s total share capital and voting rights, in gross consideration for € 200 million (NIS 962 million).

The Company purchased as part of the rights issuance approximately 56.1 million shares in consideration for € 98.1 million (NIS 472 million). There was no material change in the Company’s interest in CTY due to the Company’s participation in the rights issuance.

6.	In January 2013 CTY completed, together with Canada Pension Plan Investment Board (“CPPIB”) at equal portions, the purchase of a shopping center in Stockholm, Sweden, at a price of € 530 million (NIS 2.5 billion), through an equity-accounted joint venture. The purchase was financed by the joint venture with a secured 5 year loan of € 265 million (NIS 1.2 billion) and with equity.

h.	Investment in U. Dori Ltd. (“Dori Group”)

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

As of December 31, 2013, Gazit Development holds 73.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Gazit Development’s ownership of Dori Group is 61.0%. The market price of Dori Group share as of the reporting date was NIS 1.98. The number of Dori Group’s shares outstanding as of the reporting date is 135.5 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

For additional information regarding the restatement of the Company’s and Dori’s Group financial statements refer to Note 2ee, 40h and 41. For information regarding submission of a scheme for investment in Dori’s Group equity by Gazit Development, refer to Note 40i.

i.	Investment in RSC (a jointly controlled entity)

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

k.	Supplementary information for operational subsidiaries owned by the Company:

December 31, 2013	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions

ProMed Properties Inc.	USA	100	703	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd. (1) (2)	Israel	82.5	*) 559	1,741
Gazit Brazil Ltd.	Brazil	100	435	—

December 31, 2012	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions

ProMed Properties Inc.	USA	100	834	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd.	Israel	75	*) 401	1,936
Gazit Brazil Ltd.	Brazil	100	376	130

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(1)	Regarding the Company’s Board of Directors approval for granting a loan to Gazit Development, for submission of a scheme for investment in Dori’s Group equity at amount of NIS 200 million, a commitment to inject equity to Dori Group by Gazit Development and the issuance of warrants by Gazit Development by means of right issuance after the reporting date, referred to Notes 40i, 40j, 40k and 40l.
(2)	In August 2013, Gazit Development issued 6.5 million warrants for no consideration, by way of a rights issuance. Each warrant is exercisable up to three years from the issuance date into one share of Gazit Development, at an exercise price of NIS 44.01, which bears interest at an annual rate of 6.7% and is linked to the Israeli Consumer Price Index. At the issuance date, the Company exercised all warrants issued to it in consideration for NIS 214 million, settled as a decrease in the loans granted by the Company to Gazit Development.

Following the rights issuance and the warrants exercise by the Company, the interest in Gazit Development increased from 75% to approximately 82.5% (75% on fully diluted basis). There was no material impact on the Company’s shareholders’ equity.

l.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. The Group does not consider any of these customary conditions to be a significant restriction.

m.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

NOTE 10:	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions

Loan held to maturity (1) (2)	268	600
Loans to co-owners in development projects (3)	225	74
Finance lease receivable	81	—
Tenants	5	8
Other non-current deposits (4) (5)	50	120
Governmental institutions	79	79
Others	8	2

	716	883
Less - current maturities	57	170

	659	713

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

(1)	A loan that was granted by EQY with original principal balance of U.S.$ 95.0 million (NIS 330 million) which as of the reporting date the outstanding balance is NIS 189 million. The loan is secured by retail property, an apartment building and an assisted living facility (“the asset”). The loan bore annual interest of 5.0%, and matured on January 15, 2014. The loan was granted by EQY as a bridge loan as part of an agreement to purchase the asset by EQY in consideration for U.S.$ 140 million that was complete in January 2014, at that date the loan was repaid and the rights in the assets were granted to EQY.
(2)	A C$ 17 million bond (NIS 57 million) held to maturity is used as collateral to a loan assigned to FCR as part of a property acquisition. The Bond bears effective interest rate of 1.25% and matures in November 2014.
(3)	Loans and mortgages amounted to C$ 68 million (NIS 222 million) provided by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual interest rate of 6.3% and are secured by the partners’ rights in the properties.
(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 17 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(3)).
(5)	Includes deposits of approximately NIS 22 million in favor of mortgage providers, in order to ensure performance of renovations and payment of property taxes on the mortgaged properties, in order to maintain their value. The deposits bear an annual interest rate of 0.2%-0.3%.

b.	Maturity dates

	December 31
	2013	2012
	NIS in millions

Year 1 – current maturities	57	170
Year 1 – used for asset acquisition	214	—
Year 2	91	484
Year 3	53	40
Year 4	106	21
Year 5	3	97
Year 6 and thereafter	189	15
Undetermined	3	56

	716	883

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2013	2012
	NIS in millions

Securities traded in Europe	120	—
Shares traded in the U.S. and Canada	9	14
Participating units in private equity funds (1) (2)	315	339

	444	353

Classified within current assets	9	14
Classified within non-current assets	435	339

	444	353

(1)	In August 2007, the Company entered into an investment agreement with Hiref International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2013, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 51 million). As of December 31, 2013 approximately U.S.$ 13.3 million (NIS 50 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

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

(2)	A wholly-owned U.S. subsidiary of the Company invested in three American investment funds a total of approximately U.S.$ 3.6 million (NIS 14 million). As of the reporting date, the Company subsidiary’s outstanding investment commitment in these funds amounted to U.S.$ 0.9 million (NIS 3 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2013	2012
	NIS in millions

Balance as of January 1	55,465	51,014

Acquisitions and capital expenditures	*) 2,576	*) 5,012
Transfer from investment property under development, net	367	375
Dispositions	(410)	(1,428)
Transfer to assets classified as held for sale	(857)	(927)
Transfer to fixed assets	—	(22)
Valuation gains, net	*) 996	*) 1,761
Foreign exchange differences	(4,828)	(320)

Balance as of December 31	53,309	55,465

*)	Reclassified, refer to Note 2a.

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers (49% as of December 31, 2013 and 60% during 2013 - in fair value terms) with recognized professional expertise and vast experience as to the location and category of the property being valued as well as by the Company’s management and internal professional appraisers. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation in the territories in which the Group operates. The valuations are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2013, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
Average cap rates	%

December 31, 2013	6.5	5.9	6.3	7.5
December 31, 2012	6.8	6.0	6.3	7.5

Monthly average market rent per square meters (including fees)	U.S.$	C$	EUR	NIS

December 31, 2013	17.8	—	24.5	130.0
December 31, 2012	15.6	—	24.3	128.0

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

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

Lands for future development are measured at fair value, using primarily the Comparative Method (88.1% in fair value terms), i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

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

c.	During 2013, the Group capitalized to property under development borrowing costs amounting to NIS 95 million (in 2012 - NIS 117 million) and direct incremental costs, including payroll expenses, amounting to NIS 21 million (in 2012 - NIS 25 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by either Comparative Method or carried at Cost (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2013	NIS in millions

Increase of 5% in estimated project cost to complete	(7)	(2)	(9)	(1)
Increase of 5% in estimated net operating rental income (NOI)	6	29	15	—
Increase of 25 basis points in the capitalization rate	(5)	(26)	(11)	—
Decrease of 25 basis points in the capitalization rate	6	28	12	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

e.	As of December 31, 2013, Israeli resident subsidiaries own three land plots (2012-three land plots) under capitalized leases with a total value of NIS 82 million (2012 – NIS 84 million) for periods of 49-98 years which expire between 2048-2107, with an extension option with respect to two land plots. Foreign subsidiaries hold four land plots under leasehold (2012 – three land plots) in aggregate value of NIS 177 million (2012 – NIS 57 million).

f.	As for charges, refer to Note 29.

NOTE 14:-	FIXED ASSETS, NET

Fixed assets include mainly office buildings partly in use by the Group, which are not defined as investment property, construction equipment and others.

a.	Movement

	December 31
	2013	2012
	NIS in millions

Cost:

Balance as of January 1	430	368
Acquisitions	50	49
Transfers to investment property, net	—	22
Disposals	(77)	(5)
Foreign exchange differences	(19)	(4)

Balance as of December 31	384	430

Accumulated depreciation:
Balance as of January 1	243	211
Depreciation	34	34
Disposals	(44)	(1)
Foreign exchange differences	(9)	(1)

Balance as of December 31	224	243

Depreciated cost as of December 31	160	187

b.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS

Composition and movement

	Goodwill (1)	Brand name (2)	Order backlog (3)	Other	Total
	NIS in millions
Cost:
Balance as of January 1, 2012	283	15	80	8	386
Additions	—	—	—	3	3
Foreign exchange differences	1	—	—	*) —	1

Balance as of December 31, 2012	284	15	80	11	390
Additions	—	—	—	4	4
Write off	(21)	—	(80)	—	(101)
Foreign exchange differences	(21)	—	—	(2)	(23)

Balance as of December 31, 2013	242	15	—	13	270

Accumulated amortization and impairment losses:

Balance as of January 1, 2012	182	1	32	2	217
Amortization	—	1	48	5	54
Foreign Exchange differences	2	—	—	*) —	2

Balance as of December 31, 2012	184	2	80	7	273
Amortization	—	2	—	2	4
Write off	(21)	—	(80)	—	(101)
Foreign Exchange differences	(11)	—	—	(1)	(12)

Balance as of December 31, 2013	152	4	—	8	164

Net carrying amount

As of December 31, 2013	90	11	—	5	106

As of December 31, 2012	100	13	—	4	117

*)	Represents an amount of less than NIS 1 million.
(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests, and through the Group’s participation in share offerings, in transactions occurring before December 31, 2009 in EQY and FCR and also due to the acquisition of CapCo by EQY (refer to Note 9d(6)). Each of the above companies is considered a separate cash-generating unit (CGU) for impairment purposes and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY including CapCo, the recoverable amount is determined based on the market price of the shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	GOODWILL AND OTHER INTANGIBLE ASSETS (Cont.)

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions

December 31, 2013	47	5	38	90

December 31, 2012	51	5	44	100

(2)	A brand name recognized in a business combination which is attributed to the brand name “U. Dori” (in Israel). The brand name is amortized on a straight-line basis over 10 years according to its estimated useful life. The amortization is attributed to the general and administration expenses.
(3)	An Order Backlog which was recognized for projects of Dori Group that were performed during 2011 and 2012, reflected their economic value as of the acquisition date of Dori Group, and was fully amortized on a straight line basis through December 31, 2012. The amortization was attributed to the cost of construction work performed.

NOTE 16:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
	Denomination	*) 2013	2013	2012
		%	NIS in millions

Credit from banks:	CPI Linked NIS	4.4	85	59
	Unlinked NIS *)	3.9	79	42
	U.S. $ *)	—	3	28
Credit from financial institutions and others:	€ *)	0.8	4	160
	C$	1.2	86	62

Total short-term credit			257	351

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

	Refer to Note	December 31
		2013	2012
		NIS in millions

Current maturities of debentures	20	839	827
Current maturities of convertible debentures	21	—	193
Current maturities of non-current liabilities	22	2,075	1,362

		2,914	2,382

NOTE 18:-	TRADE PAYABLES

a.	Composition

	December 31
	2013	2012
	NIS in millions

Open accounts and accrued expenses *)	790	847
Checks payable	150	70

	940	917

*)	Restated, refer to Note 2ee and 41.

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2013	2012
	NIS in millions

Interest payable	405	370
Government institutions	84	100
Deferred income and deposits from tenants	166	183
Employees	*) 58	63
Dividend payable to non-controlling interests	77	87
Payables for real estate transactions	149	102
Warranty provision	*) 16	20
Commitment to purchase marketable securities	26	62
Accrued expenses	*) 119	*) 103
Other payables	172	178

	1,272	1,268

*)	Restated, refer to Note 2ee and 41.

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition

	Item	Denomination	Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
			NIS in millions	%	%	NIS in millions

Debentures (series A)		U.S.$	219	6.50	6.18	158	212
Debentures (series B)		€ **)	170	2.39	2.50	149	153
Debentures (series C) *)		Israeli CPI	894	4.95	4.88	1,115	1,251
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,466	2,421
Debentures (series E) *)		NIS**)	556	1.58	2.08	545	543
Debentures (series F) *)		NIS	570	6.40	6.73	565	847
Debentures (series I) *)		Israeli CPI	1,223	5.30	5.58	1,444	1,668
Debentures (series J)		Israeli CPI	735	6.50	5.76	861	850
Debentures (series K)*)	b1	Israeli CPI	2,653	5.35	4.35	2,961	1,716
Debentures (Series L) *)	b2	Israeli CPI	451	4.00	4.14	446	—
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	33	4.57	4.98	40	59
EQY debentures		U.S.$	2,537	5.02	5.07	2,522	2,707
FCR debentures	c	C$	6,120	4.86	5.00	6,079	5,508
CTY debentures	d		€3,163	4.05	4.07	3,137	931
Dori Group debentures		NIS **)	100	5.73	6.57	100	100
Dori Group debentures	e1	Israeli CPI	358	7.27	5.81	389	361
Dori Construction debentures	e2	Israeli CPI	90	4.50	4.13	93	—

						23,070	19,327
Less - current maturities of debentures						839	827

						22,231	18,500

*)	As for cross- currency swap transactions entered in respect of part of the debentures, see Note 37d.
**)	Floating interest.

Maturity dates

	December 31, 2013
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions

NIS	33	350	282	545	—	—	1,210
NIS linked to Israeli CPI	283	680	668	243	1,453	6,488	9,815
U.S.$	39	413	405	797	—	1,026	2,680
C$	326	408	—	816	490	4,039	6,079
	€158	50	50	660	—	2,368	3,286

	839	1,901	1,405	3,061	1,943	13,921	23,070

b.	Additional information on the Company’s debentures

1.	In the months June and December of 2013, the Company issued to the public NIS 1,038 million par value unsecured debentures (series K), by way of an expansion of a listed series for net consideration of NIS 1,227 million.

The parent company purchased, as part of the issuance, NIS 85 million par value unsecured debentures (series K) for consideration of NIS 101 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

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

As of the Reporting Date, Dori Group and Dori Construction are in compliance with the aforesaid covenants. As for a none-compliance with covenants and its remedy after the reporting date, refer to Note 40k.

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2013	2012
	Item	Denomination	NIS in millions	%	%	NIS in millions

FCR (series C,D,E,F,G,H,I,J)	c	C$	1,283	*) 5.08	*) 6.35	1,221	1,197
CTY (series 2006)			€—			—	193

						1,221	1,390
Less - current maturities						—	193

						1,221	1,197

*)	Weighted average interest rate.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES (Cont.)

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2013:

Issue date/series	Denomination	Nominal interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
		%		C$	C$ millions

2009 D	C$	5.70	6.88	18.75	42.9	2017
2011 E	C$	5.40	6.90	22.62	57.5	2019
2011 F	C$	5.25	6.07	23.77	57.5	2019
2011 G	C$	5.25	6.66	23.25	50.0	2018
2012 H	C$	4.95	6.51	23.75	75.0	2017
2012 I	C$	4.75	6.19	26.75-27.75	52.5	2019
2013J	C$	4.45	5.34	26.75-27.75	57.5	2020

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

As of December 31, 2013, the Company and its subsidiaries, except for Dori Construction, were in compliance with all the aforementioned covenants.

As for failure to comply with certain covenants and its remedy after the reporting date by Gazit Development, Dori Group and Dori Construction refer to Notes 40h and 40k.

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

h.	Taxation in Brazil

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

i.	Finalized tax assessments

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

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods to a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court.

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

Partly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 524 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 102 million (2012 - NIS 81 million) which have been partly offset against the deferred tax liability.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 246 million, of which a recognized deferred tax asset represents approximately NIS 50 million (2012 - NIS 58 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2014 and 2033.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets *)	Carry- forward losses	Others	Total
	NIS in millions

Balance as of January 1, 2011	(2,062)	274	(88)	(1,876)

Carried to foreign currency translation reserve	(105)	17	(2)	(90)
Amounts carried to other comprehensive income	—	—	51	51
Amounts carried to other capital reserves	62	(41)	(30)	(9)
Initially consolidated companies and increase in holding interest	(231)	36	(28)	(223)
Amounts carried to income statement	(476)	106	44	(326)

Balance as of December 31, 2011	(2,812)	392	(53)	(2,473)

Carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to income statement	(579)	*) (175)	16	(738)

Balance as of December 31, 2012	(3,408)	230	(4)	(3,182)

Carried to foreign currency translation reserve	294	(6)	(3)	285
Amounts carried to other comprehensive income	—	—	(74)	(74)
Amounts carried to other capital reserves	2	2	—	4
Amounts carried to income statement	(302)	*) (11)	110	(203)

Balance as of December 31, 2013	(3,414)	215	29	(3,170)

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

The deferred taxes are calculated at tax rates ranging between 13.1% and 42.9% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2013	2012
	NIS in millions

Within non-current assets	106	198
Within non-current liabilities *)	(3,276)	(3,380)

	(3,170)	(3,182)

*)	Restated and retrospectively adjusted, refer to Notes 2a, 2ee and 41.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

n.	Taxes on income included in the income statements

	Year ended December 31
	2013	2012	2011
	NIS in millions

Current taxes *)	53	19	24
Taxes in respect of prior years	9	1	2
Deferred taxes **) ***)	203	738	326

	265	758	352

*)	Current income taxes include withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.
**)	The expense for 2013 is net of deferred income tax at an amount of NIS 72 million due to Company’s estimation of its ability to offset tax losses in the future against future gains.
***)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

o.	Taxes on income relates to other comprehensive income and to other equity items

With respect of tax on income relates to other comprehensive income and other equity line items, see Notes 25m and 27g.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

p.	Below is the reconciliation between the statutory tax rate and the effective tax rate *):

	Year ended December 31
	2013	2012	2011
	NIS in millions

Income before taxes on income	2,450	3,171	2,381

Statutory tax rate	25%	25%	24%

Tax calculated using statutory tax rate	613	793	571

Increase (decrease) in taxes resulting from permanent differences - the tax effect:

Tax exempt income, income subject to special tax rates and non deductible expenses **)	(110)	(101)	(311)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	84	78	228
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(218)	(13)	(190)
Taxes with respect to prior years	9	1	2
Deferred taxes due to changes in tax rates	(49)	33	90
Taxes with respect to Company’s share of equity-accounted investees, net	(37)	(75)	(80)
Difference in tax rate applicable to income of foreign companies and other differences	(27)	42	42

Taxes on income	265	758	352

Effective tax rate	10.8%	23.9%	14.8%

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.
**)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement in connection with FCR

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

The Company and CPI (the “Investors”) have entered into a number of agreements regulating their relationships with regard to their investment in ATR, which include the following principles:

a)	Appointment of directors to the ATR Board is proportional to their interest in ATR shares, as it stands from time to time, based on specified thresholds. Since the Investors jointly own over 80 million ATR shares, they are entitled according to the agreements with ATR to appoint four directors in ATR. Based on their relative interests as of the approval date of these financial statements, each party may appoint two directors to the ATR Board. It was also agreed that subject to a minimal holding threshold (which is met as of the reporting date) of each of the investors, a consent of both sides is required for nominating the Chairman of the Board and the majority of the nomination committee’s members.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b)	The Investors undertook to vote jointly with the share issued to them pursuant to the investment agreements in ATR at the general meetings of ATR shareholders, and in case of disagreement - to vote against the relevant matter, for as long as each party owns at least 20 million ATR shares. Should one of the parties own less than 20 million ATR shares, and at the same time the other party owns more than 20 million ATR shares, the former would be required (subject to any applicable law) to vote as directed by the latter.

c)	As part of the agreements with respect to ATR, the Investors were granted consent rights with regard to highly significant decisions pertaining to ATR, including the appointment of ATR’s CEO (“the consent rights”). Decisions subject to the consent rights are to be made jointly by the Investors, for as long as each party owns at least 20 million ATR shares. Should any of the parties own less than 20 million shares, that party’s consent rights would be terminated.

d)	Provisions regarding a right of first offer between the investors in event of shares transfer of the shares issued to them as part of the investment agreements in ATR and investors consent while exceeding 50% interest in ATR by one of the investors.

3.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

4.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2013
NIS in millions

Year 1	2,750
Year 2	2,411
Year 3	2,095
Year 4	1,790
Year 5	1,490
Year 6 and thereafter	6,784

Total	17,320

5.	As for engagements with related parties, refer to Note 38.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	Guarantees

1.	As of December 31, 2013, the Company’s subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 784 million (December 31, 2012 - approximately NIS 774 million).

2.	As of December 31, 2013 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions

Bank guarantees under the Apartments Sales Law in Israel	380
Bank guarantees to secure performance and quality of other construction works	441
Others	204

1,025

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees (including for debentures) as of December 31, 2013 and 2012 amounted to NIS 1,305 million and NIS 1,219 million, respectively. Total utilized guarantees (including debentures) as of December 31, 2013 and 2012 amounted to NIS 373 million and NIS 417 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit of subsidiary.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2013, totaled approximately NIS 1,444 million (December 31, 2012 - NIS 834 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 383 million (December 31, 2012 - NIS 361 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	On June 19, 2011, the Company announced that a settlement agreement had been reached in all the legal proceedings involving the Company, ATR and Meinl Bank (as well as all the other related parties and former and current officers of the parties). The principal legal proceedings referred to were a lawsuit in an amount of EUR 1.2 billion filed by Meinl Bank in 2010 against the Company and other parties in a Jersey Island court, which sought recognition as a derivative action. The subject of the aforesaid lawsuit was the transactions which were executed between the Company and CPI and ATR during 2009, and which the plaintiffs claim were not in the best interests of ATR, had caused it damages, and had resulted in unjust enrichment to the defendants. This action followed a claim filed by ATR in August 2010, in England, in an amount of over EUR 2 billion for losses caused to ATR at the time that ATR was under the management of Meinl Bank and its controlling shareholder, prior to its acquisition by the Company. The settlement agreement did not prescribe any payment to any specific party or its deputy with regard to the alleged losses.

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

4.	As for the Company’s and subsidiaries disputed income tax and VAT assessments, refer to Note 25j and 25k above.

5.	As for lawsuits that were filed to certify as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company in July and August 2014, refer to Note 40m.

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2013		December 31, 2012		January 1, 2012
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares of NIS 1 par value each	500,000,000	*) 176,837,508	500,000,000	*) 166,294,246	500,000,000	*) 165,868,103

b.	Movement in issued and outstanding share capital

	2013	2012	2011
	Number of shares

Balance as of January 1 *)	166,294,246	165,868,103	155,413,817

Exercise of share options (employees and officers)	104,242	426,143	104,286
Issue of shares	10,439,020	—	10,350,000

Balance as of December 31 *)	176,837,508	166,294,246	165,868,103

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	The Ordinary shares of NIS 1 par value each confer upon the holders the right to receive dividends, the right to receive share distributions and the right to distributions of the Company’s assets in the event of liquidation, whether voluntary or in any other manner. Each share confers one voting right. The shares are traded on the Tel-Aviv Stock Exchange and on the New-York Stock Exchange (NYSE).

d.	On October 15, 2013 the Company completed the process of listing its Ordinary shares for trading on the Toronto Stock Exchange (TSX). The listing was not accompanied by an equity offering by the Company.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

e.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 489 million, net of issuance expenses).

f.	On December 19, 2011 the Company completed an initial public offering of 10,350,000 ordinary shares in the NYSE in consideration for U.S.$ 93.2 million (NIS 350 million). After deducting the underwriting discounts and commissions and the offering expenses, the proceeds from the offering amounted to U.S.$ 81.6 million (NIS 313 million).

Norstar Group purchased, as part of the offering 2.5 million ordinary shares of the Company, for a total consideration of U.S.$ 22.5 million (NIS 86 million).

g.	Composition of other capital reserves:

	Year ended December 31
	2013	2012	2011
	NIS in millions

Available-for-sale financial assets	15	19	(20)
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	*) 44	77	*) 52
Share-based payment	16	11	23
Revaluation reserve of cash flow hedges	(76)	(199)	(151)
Revaluation reserve of fixed assets	—	5	98

	146	60	149

*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

h.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2013	2012	2011
	NIS in millions
Exchange differences on translation of foreign operations **)	(2,414)	(425)	1,129
Transfer to profit or loss with respect to disposal of foreign operations	—	3	12
Group’s share in equity-accounted investees	(29)	9	2

	(2,443)	(413)	1,143

Gain (loss) with respect to cash flow hedges *)	172	(128)	(183)
Transfer to profit or loss with respect to exercise cash flow hedges transactions	130	8	7
Group’s share in equity-accounted investees	10	(12)	(11)
Tax effect	(73)	32	48

	239	(100)	(139)

Income (loss) with respect to available-for-sale financial assets	(7)	39	(35)
Transfer to income statement with respect to available-for-sale financial assets	4	(3)	(7)
Tax effect	(1)	1	3

	(4)	37	(39)

Revaluation gain (loss) on fixed assets in joint venture	(6)	10	28

Total other comprehensive income (loss)	(2,214)	(466)	993

*)	In 2013, includes NIS 118 million due to unwinding of hedge transactions in CTY, refer to Note 20d.
**)	Retrospectively adjusted, refer to Note 2a.

i.	Composition of non-controlling interests

	Year ended December 31
	2013	2012	2011
	NIS in millions

Share in equity of subsidiaries *) **)	14,381	14,406	11,987
Share options, warrants and capital reserve from share-based payment in subsidiaries	144	154	158
Conversion option proceeds in subsidiaries	26	56	52

	14,551	14,616	12,197

*)	Including capital reserves and acquisition-date fair value adjustments.
**)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

j.	Dividends

1.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2013, the Company announced that the dividend to be declared in 2014 would not be less than NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis), in place of the dividend policy announced in November 2012, pursuant to which the Company distributed NIS 0.43 per share per quarter (NIS 1.72 per share on an annualized basis).

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

NOTE 31:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions

Salaries and related expenses	103	96	77
Property tax and other fees	650	672	583
Maintenance and repairs	413	421	387
Utilities	258	259	239
Insurance and security	124	127	109
Others	141	130	127

	1,689	1,705	1,522

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORK PERFORMED

		Year ended December 31
		2013	2012	2011
		NIS in millions
a.	Revenues

	Revenues from sale of buildings and land	328	200	14
	Revenues from construction contracts	*) 1,344	*) 1,560	987

		1,672	1,760	1,001

b.	Cost of revenues by revenue sources

	Cost of sale of buildings and land	279	181	18
	Cost of revenues from construction contracts	*) 1,409	*) 1,539	949

		1,688	1,720	967

c.	Cost of revenues by expense components *)

	Land	73	46	10
	Materials	427	464	220
	Subcontractors	959	953	628
	Salaries and related expenses	116	119	69
	Depreciation	5	5	3
	Fair value upon acquisition amortization and others	108	133	37

		1,688	1,720	967

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2013	2012	2011
	NIS in millions

Salaries and management fees (1)	350	397	469
Professional fees	77	86	85
Depreciation	29	29	25
Sales and marketing (including salary)*)	38	32	28
Other (including office maintenance) (2)	116	129	148

	610	673	755

*)	Reclassified, refer to Note 2a.
(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2013	2012	2011
	NIS in millions

Gain from disposal of investee	—	4	—
Capital gain on assets disposal	5	21	—
Gain from bargain purchase *)	198	134	102
Others	15	5	13

	218	164	115

*)	In 2013 includes amount of NIS 173 million due to purchase of additional ATR shares which result in an increase of holding to 39.8% (refer to Note 9c) and an amount of NIS 25 million due to purchase of additional indirect 7.7% of Ronson Europe N.V. shares by Dory Group in November 2013.

b.	Other expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions

Loss from decrease in holding interest, net	11	4	1
Capital loss on assets disposal	58	26	64
Impairment of goodwill	—	—	38
Impairment of other assets	2	7	7
Other	3	10	—

	74	47	110

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2013	2012	2011
	NIS in millions

Finance expenses on debentures	1,190	1,050	979
Finance expenses on convertible debentures	89	99	68
Finance expenses on loans from financial institutions and others	831	1,013	1,015
Revaluation of derivatives	2	—	190
Loss from early redemption of liabilities and derivatives *)	142	147	14
Exchange rate differences and other finance expenses	44	37	36
Finance expenses capitalized to real estate under development	(113)	(132)	(105)

	2,185	2,214	2,197

*)	In 2013 includes NIS 118 million due to unwinding hedging transactions in a subsidiary, that was reclassified from other comprehensive income, also refer to note 20d.

b.	Finance income:

	Year ended December 31
	2013	2012	2011
	NIS in millions

Gain from investments in securities, net	7	28	11
Dividend income	4	6	8
Interest income from investees	34	5	2
Interest income	73	63	51
Revaluation of derivatives *)	431	13	—
Exchange rate differences	—	5	—

	549	120	72

*)	Primarily from swap hedging transactions.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2013		2012		2011
	Weighted number of shares	Net income attributable to equity holders of the Company*)	Weighted number of shares	Net income attributable to equity holders of the Company*)	Weighted number of shares	Net income attributable to equity holders of the Company*)
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions

For the calculation of basic net earnings per share	171,103	926	164,912	901	154,456	706

Effect of dilutive potential ordinary shares	310	(10)	104	(34)	327	(52)

For the calculation of diluted net earnings per share	171,413	916	165,016	867	154,783	654

*)	Restated and retrospectively adjusted, refer to Note 2a and 2ee.

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

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section d below). As of the reporting date, 90% of the Group’s long-term liabilities (80% excluding interest rate swaps) bear fixed interest (as of December 31, 2012 - 87%, 73% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

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

As of December 31, 2013, the Group has a working capital deficiency of NIS 1.8 billion. The Group has unused approved credit facilities in the amount of NIS 8.0 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

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

c.	Classification of financial instruments by fair value hierarchy

Following is the classification of financial instruments that are not measured at fair value in the financial statements, according to fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets

Non-current investments and loans	10	—	211	448

Financial liabilities

Debentures	20	14,432	8,640	—
Convertible debentures	21	1,221	—	—
Interest bearing loans from financial institutions and others	22	—	14,840

		15,653	23,480	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Following is the classification of financial instruments that are measured at fair value presented in the financial statements, according to the fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets measured at fair value

Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Debentures	4b	22	—	—
Hedging financial derivatives	37d	—	808	—
Available-for-sale financial assets:
Shares	11	129	—	—
Participation certificates in equity funds *)	11	—	—	315

		220	808	315

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial liabilities measured at fair value through profit or loss

Hedging financial derivatives	37d	—	201	—
Non-hedging financial derivatives	19	26	—	—
Other liabilities **)		—	—	4

		26	201	4

*)	Below is the roll-forward of financial assets classified as level 3 under the fair value hierarchy:

December 31, 2013
NIS in millions

Balance at beginning of the year	339
Additions	4
Capital return	(8)
Revaluation through capital reserve	4
Translation adjustments from foreign operations	(24)

Balance at end of the year	315

The balance represent the participation certificates in private equity funds, for additional information refer to Note 11.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

**)	The table below shows the roll-forward of financial liabilities classified as level 3 under the fair value hierarchy:

December 31, 2013
NIS in millions

Balance at beginning of the year	85
Distributions	(11)
Exercise	(69)
Revaluation through profit or loss	2
Translation adjustments from foreign operations	(3)

Balance at end of the year	4

In 2013, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and call options:

Transaction type	Denomination	Outstanding notional amount - NIS in millions		Linkage basis/Interest receivable	Linkage basis /Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.13	31.12.12				31.12.13	31.12.12
Cross currency swaps
	Euro-NIS	2,172	1,456	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	6.3	145	160
		70	260	CPI linked, 4.95%	Variable L+1.35%	2.9	35	146
		220	330	nominal, 6.0%-6.83%	Fixed, 3.98%-5.06%	2.4	40	45
		151	—	Nominal, 2.63%	Variable, L	5.5	(2)	—

	U.S.$-NIS	272	50	CPI linked, 3.56%-4.57%	Fixed 5.38-5.97%	6.4	33	20
		—	475			—	—	298
		160	240	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	2.4	26	19
		150	150	Telbor + 0.7%	Fixed 3.53%	3.7	20	8
		243	—	Nominal, 2.67%	Variable, L	5.5	1	—

	C$-NIS	773	374	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.6	115	111
		305	320	CPI linked, 4.40%-4.95%	Variable, L + 0.94%-1.35%	4.6	180	155
		80	120	nominal, 6.4%	Variable, L + 1.08%	2.4	16	6
		76	114	nominal, 6.0%	Fixed, 2.95%-3.15%	2.4	19	14
		100	100	Telbor + 0.7%	Fixed 3.37%	3.7	16	4
		250	250	Telbor + 0.7%	Variable, L + 1.04%	3.7	46	19

	BRL- NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	4.0	80	(3)
Interest rate swaps fixed/variable
	U.S.$	868	1,120	Variable	Fixed	5.1	10	(33)
	C$	273	324	Variable	Fixed	7.9	6	(9)
		€2,138	3,067	Variable	Fixed	2.9	(147)	(287)
	Swedish Krona	1,125	2,500	Variable	Fixed	2.6	34	(152)
Forward contracts
	Different currencies	3,946	3,870			Less than one year	1	5
Purchase option
	Canadian government bonds	294	—				1	—

							607	526

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2013	2012
	NIS in millions

Current assets *)	39	81
Non-current assets *)	769	929
Current liabilities	(32)	(12)
Non-current liabilities	(169)	(472)

	607	526

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

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2013

	Up to one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Credit from banks and others (excluding current maturities)	257	—	—	—	257
Trade payables *)	940	—	—	—	940
Other accounts payable *)	1,116	—	—	—	1,116
Debentures	1,952	5,302	6,595	15,711	29,560
Convertible debentures	65	130	646	760	1,601
Interest-bearing loans from financial institutions and others	2,859	5,954	4,501	4,006	17,320
Hedging financial derivatives, net	80	(18)	(180)	(174)	(292)
Other financial liabilities	184	82	61	347	674

	7,453	11,450	11,623	20,650	51,176

*)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2012

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions

Credit from banks and others (excluding current maturities)	351	—	—	—	351
Trade payables *)	917	—	—	—	917
Other accounts payable *)	1,093	—	—	—	1,093
Debentures	1,827	4,942	6,117	12,296	25,182
Convertible debentures	271	132	576	868	1,847
Interest-bearing loans from financial institutions and others	2,452	8,662	6,356	6,959	24,429
Hedging financial derivatives, net	75	104	(33)	(514)	(368)
Other financial liabilities	159	155	196	232	742

	7,145	13,995	13,212	19,841	54,193

*)	Restated, refer to Note 2ee.

f.	Linkage terms of monetary balances

	December 31, 2013 *)
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	—	168	25	168	585	72	—	1,018
Short-term investments and loans	117	78	297	2	10	—	—	504
Trade and other accounts receivable	8	158	87	86	86	491	94	1,010
Long-term investments and loans	131	421	222	80	38	506	4	1,402

Total monetary assets	256	825	631	336	719	1,069	98	3,934
Other financial assets (1)	—	—	—	—	—	—	1,343	1,343
Other assets (2)	—	15,633	24,024	13,428	3,417	5,938	210	62,650

Total assets	256	16,458	24,655	13,764	4,136	7,007	1,651	67,927

Liabilities:

Short-term credit from banks and others	86	3	86	4	78	—	—	257
Trade payables and other accounts payable	271	173	604	192	690	171	143	2,244
Liabilities attributable to assets held for sale	—	—	73	—	—	—	—	73
Debentures (3)	9,814	2,680	6,078	3,288	1,210	—	—	23,070
Convertible debentures	—	—	1,221	—	—	—	—	1,221
Interest-bearing loans from financial institutions and others	336	4,577	4,547	3,838	40	1,429	—	14,767
Other financial liabilities	2	72	70	25	14	5	10	198

Total financial liabilities	10,509	7,505	12,679	7,347	2,032	1,605	153	41,830
Other liabilities (4)	—	—	—	—	—	—	3,744	3,744

Total liabilities	10,509	7,505	12,679	7,347	2,032	1,605	3,897	45,574

Assets, net of liabilities	(10,253)	8,953	11,976	6,417	2,104	5,402	(2,246)	22,353

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 4,067 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,430 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and advances from customers.
*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2012 *)
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets

Cash and cash equivalents	14	296	273	703	328	69	—	1,683
Short-term investments and loans	89	216	230	3	—	—	—	538
Trade and other accounts receivable	13	72	87	65	603	25	82	947
Long-term investments and loans	143	551	148	2	10	2	—	856

Total monetary assets	259	1,135	738	773	941	96	82	4,024
Other financial assets (1)	—	—	—	—	—	—	1,450	1,450
Other assets (2)	—	16,265	26,483	13,276	3,338	5,883	315	65,560

Total assets	259	17,400	27,221	14,049	4,279	5,979	1,847	71,034

Liabilities:

Short-term credit from banks and others	59	28	62	160	42	—	—	351
Trade payables and other accounts payable	165	219	650	180	725	188	105	2,232
Liabilities attributable to assets held for sale	—	12	156	—	—	—	—	168
Debentures (3)	8,325	2,919	5,508	1,086	1,489	—	—	19,327
Convertible debentures	—	—	1,197	193	—	—	—	1,390
Interest-bearing loans from financial institutions and others	346	5,485	6,428	5,419	222	2,895	—	20,795
Other financial liabilities	2	66	158	30	6	6	85	353

Total financial liabilities	8,897	8,729	14,159	7,068	2,484	3,089	190	44,616
Other liabilities (4)	—	—	—	—	—	—	4,121	4,121

Total liabilities	8,897	8,729	14,159	7,068	2,484	3,089	4,311	48,737

Assets, net of liabilities	(8,638)	8,671	13,062	6,981	1,795	2,890	(2,464)	22,297

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2012, the Company has NIS 3,555 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,304 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and advances from customers.
*)	Restated and retrospectively adjusted, refer to Notes 2a and 2ee.

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions

31.12.2013	(22)	(7)	(23)	(3)
31.12.2012	(21)	(14)	(32)	(3)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions

31.12.2013	(205)	(103)	103	205
31.12.2012	(173)	(86)	86	173

	Sensitivity analysis for financial derivatives- absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions

31.12.2013	94	47	(47)	(95)
31.12.2012	87	43	(44)	(88)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions

31.12.2013

Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian Real	(22)	(11)	11	22

31.12.2012

Change in exchange rate of €	(234)	(115)	114	227
Change in exchange rate of U.S.$	(85)	(42)	42	85
Change in exchange rate of C$	(130)	(65)	65	130
Change in exchange rate of Brazilian Real	(1)	—	—	1

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions

2013

Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in interest on Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622

2012

Change in interest on €	248	129	(119)	(152)
Change in interest on U.S.$	33	17	(9)	(9)
Change in interest on C$	60	31	(33)	(58)
Change in interest on Brazilian Real	(2)	(1)	1	2
Change in nominal interest on NIS	(47)	(24)	25	46
Change in real interest on NIS	(488)	(252)	267	557

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions

31.12.2013

Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in Swedish Krona	51	26	(27)	(45)

31.12.2012

Change in interest on €	184	95	(54)	(54)
Change in interest on U.S.$	101	52	(53)	(55)
Change in interest on C$	44	23	(25)	(52)
Change in Swedish Krona	172	88	(93)	(121)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

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

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2013	2012	2011
	NIS in millions

Finance income on a loan to related party of section f	—	—	0.01

Management fees from the parent company (section f)	1.3	1.4	0.2

Interest income from investees	34	5	2

Management fees from jointly controlled entity (ATR)	—	—	2

b.	Other expenses and payments

	Year ended December 31
	2013		2012		2011
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions

Directors’ fees	8	2.9	7	2.3	5	1.6

Salaries and related expenses, see (1) and (2) below	4	*) 26.4	4	25.3	4	28.4

*)	Includes compensation from equity-accounted jointly controlled company.
(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details in section e below.
(2)	In 2011 the Chairman of the Board and the Executive Vice Chairman of the Board waived amounts of NIS 43.4 million and NIS 17.4 million, respectively, of the bonus to which they were entitled pursuant to their respective employment agreements. The bonus waiver by the Chairman of the Board in the respective years, net of the respective tax, including the waiver of the compensation due to the expiry of the employment agreement as detailed in section e(1)a below, was recognized as general and administrative expenses and as a contribution to equity under capital reserves. The 2011 amount in the table above excludes the salary waived by the Chairman of the Board.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	In September 2013, the Company’s General Meeting approved adoption of a Compensation Policy for the officers of the Company, pursuant to the provisions of Amendment No. 20 to the Israeli Companies Law, 1999. The Compensation Policy is applied to the Company’s President, Executive Vice Presidents and Vice Presidents, as well as to directors of the Company, including those who hold an executive position (with the exception of the Company’s controlling shareholders).

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

As for the renewal of the agreement for additional period, refer to Note 40g.

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

In September 2014 the relevant organs of the Company and Norstar approved the renewal of the agreement without changing its terms, other than updating the monthly management fees to NIS 122 thousand.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

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

b.	Financial information by operating segments

Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction work **)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Segment results:
Gross profit (loss) (4)	870	1,396	963	915	(27)	377	(1,053)	3,441
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings of investees	10	8	—	—	(11)	(4)	146	149
Operating income (loss) (5)	*) 420	*) 1,275	884	743	(79)	326	*) 517	4,086

Segment assets:

Operating assets (6)	10,380	24,313	15,799	14,339	1,356	6,233	(10,400)	62,020
Investments in investees	322	125	66	—	401	56	4,937	5,907

Total assets	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

Investments in non-current assets (7)	845	1,774	377	1,276	6	218	(1,259)	3,237

Segment liabilities (8)	235	383	391	656	709	106	43,094	45,574

*)	Reclassified, refer to Note 2a.
**)	Restated, refer to Note 2ee.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction work **)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,760	565	(1,318)	7,009

Segment results:
Gross profit (4)	587	1,426	803	898	40	396	(566)	3,584
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (loss) (5)	*) 332	*) 1,301	694	718	(17)	351	*) 1,886	5,265

Segment assets:

Operating assets (6)	11,555	26,707	13,518	13,831	1,329	6,393	(7,012)	66,321
Investments in investees	269	142	4	7	350	110	3,831	4,713

Total assets	11,824	26,849	13,522	13,838	1,679	6,503	(3,181)	71,034

Investments in non-current assets (7)	1,489	3,520	802	308	10	145	(308)	5,966

Segment liabilities (8)	237	420	356	628	894	110	46,092	48,737

*)	Reclassified, refer to Note 2a.
**)	Restated, refer to Note 2ee.

b.	Financial information by operating segments

Year ended December 31, 2011

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe(2)	Shopping centers in Central- Eastern Europe (2)	Development and performance of construction work	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues

External revenues (3)	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results:

Gross profit (4)	449	1,223	720	771	59	371	(363)	3,230
Depreciation and amortization (4)	301	8	5	6	5	9	(267)	67
Share in earnings of investees	17	14	1	—	66	10	226	334
Operating income (5)	*) 328	*) 1,136	584	711	137	142	*) 1,468	4,506

*)	Reclassified, refer to Note 2a.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2013	2012	2011
	NIS in millions

U.S.	1,401	1,448	1,190
Canada	2,216	2,292	1,948
Northern and Western Europe	1,487	1,268	1,161
Central-Eastern Europe	1,348	1,327	1,201
Israel	*) 1,778	*) 1,960	1,192
Other	34	31	34
Reconciliations (1) (3)	(1,446)	(1,317)	(1,007)

Total	6,818	7,009	5,719

*)	Restated, refer to Notes 2ee and 41.

Location of non-current operating assets (7)

	December 31
	2013	2012
	NIS in millions

U.S.	12,223	13,232
Canada	23,544	25,301
Northern and Western Europe	16,543	14,304
Central-Eastern Europe	14,433	13,932
Israel	2,748	2,683
Other	487	523
Reconciliations (1) (6)	*) (6,025)	(4,485)

Total non- current assets	63,953	65,490

*)	Retrospectively adjusted, refer to Note 2a.

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	Jointly controlled entities are accounted for according to the equity method. Therefore, the information of the segment “shopping centers in central-eastern Europe” that represent reportable segment is included in segments information at its full value and offset against the consolidation adjustments column.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

Similarly, the information of the segment “shopping centers in North Europe” reflects the full value of the joint venture, Kista Galleria, that was purchased in 2013 and is offset against the consolidation adjustments column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures other adjustments between U.S.GAAP to IFRS, elimination of ATR’s and Kita Galleria results and other adjustments.

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, adjustment due to ATR results as mentioned above, gain from revaluation of investment property not included in segment reporting, amounting to NIS 962 million, NIS 1,938 million and NIS 1,692 for 2013, 2012 and 2011, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 159 million, NIS 175 million and NIS 49 million and unallocated net other income (expense) of approximately NIS 162 million, NIS 132 million and NIS (177) million, for 2013, 2012 and 2011, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Kista Galleria assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

a.	On June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”). Simultaneously, the Company entered into an agreement with CPPIBEH, which provides arrangements for the appointment of directors for the board of directors of CTY, and the Company to grant CPPIBEH a tag-along right for the sale of CTY shares under certain conditions.

In addition, on July 8, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million in consideration for € 87.6 million (NIS 411 million). Following the closing of the Private Offering, the Company’s interest in CTY decreased to 41.9%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease in the amount of NIS 12 million that was recognized in other reserves. After CTY has completed the Right Issuance, the Company’s interest in CTY increased to 42.2%.

b.	In the first quarter of 2014, FCR issued to the public in Canada C$ 300 million par value (NIS 947 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment on August 30, 2024.

In June and July 2014, FCR issued to the public in Canada C$ 210 million par value (NIS 676 million) unsecured debentures (series S). The debentures bear an annual interest rate of 4.32% and are payable in one installment on July 31, 2025. FCR used the net proceeds of the offering, inter alia, to early redeem its C$ 100 million (NIS 322 million) debentures (series F) that bear an annual interest rate of 5.32% and were originally redeemable in October 2014.

c.	In April 2014, the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective interest rate of 3.45%.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) for consideration of NIS 29 million.

d.	In June, 2014 the Company and wholly owned subsidiaries entered into an agreement with an institutional investor, for a U.S.$ 100 million (NIS 344 million) unsecured term loan to the wholly-owned subsidiaries, in which the Company is a guarantor, which matures in September 2027. The term loan bears fixed annual interest rate of 6%, payable semi annually in March and September. The term loan agreement includes financial and other customary covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

e.	In July 2014, S&P upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

f.	On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

g.	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In addition, on January 1, 2015 255,000 restricted shares of EQY will be granted to Mr. Katzman, which will vest monthly over 35 months commencing on February 28, 2015 and ending on December 31, 2017, in unequal instalments in accordance with the terms of the agreement.

h.	Further to the description above regarding the deviations in the estimates of revenues and costs of the projects being performed by Dori Construction and the restatement of the financial statements of Dori Construction and of the Company as of June 30, 2014, Dori Construction has a capital deficiency attributable to its equity holders of NIS 235.3 million. As of June 30, 2014 Dori Group and Dori Construction noted in their financial statements that they are not in compliance with financial covenants relating to some of the debentures they have issued, and also that Dori Construction has not complied with various financial ratios to which it has given undertakings to financing bodies. At the same time, Dori Group and Dori Construction have stated that, as of the date of approval of the financial statements, waivers from all financing bodies were obtained and that they are not in breach of their commitments to the aforementioned debentures holders, due to the provisions of the trust deeds in relation to the examination and remedy periods in the event of non-compliance with the financial ratios.

i.	In August 2014, the Company’s Board of Directors approved a grant of loan at an amount of NIS 200 million to Gazit Development to be used for a scheme for investment in Dori’s Group equity by Gazit Development, which includes the following elements:

1.	The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group will amount to 85% of Dori Group’s share capital.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

2.	The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

3.	Dori Group will undertake to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

4.	Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion.

5.	Dori Group will undertake to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

Closure of the scheme is subject to obtaining the approval of the relevant organs of Dori Group and of Dori Construction, as required by law.

j.	On August 31, 2014, Gazit Development made an irrevocable commitment to Dori Group that, in the event that the aforementioned investment scheme is not approved by the competent organs of Dori Group and subject to certain conditions, it would act to inject an amount of NIS 200 million for the purpose of strengthening the capital structure of Dori Group and Dori Construction, with NIS 130 million of the aforesaid amount to be transferred, in whatever manner Gazit Development deems, including by means of a rights offering to be issued by Dori Group at market prices and subject to the commitment of Dori Group that the vast majority of the proceeds from the issuance would be used to strengthen the capital structure and the cash flows of Dori Construction. Moreover, an amount of NIS 70 million of the aforesaid amount will be transferred to Dori Group subject to closing the repurchase of the debentures (Series A) of Dori Construction by Dori Group. So long as the aforementioned amounts are provided by means of shareholders’ loans, they will not be due for repayment before June 30, 2016, and they will also be available to Dori Group, subject to the amounts being treated as equity of Dori Group for the purposes of the financial covenants, compliance with which Dori Group has committed to vis-à-vis financing bodies. Furthermore, Gazit Development has committed to act to convert a loan of NIS 125 million into equity of Dori Construction at the share price on July 24, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

k.	In accordance with the provisions of an agreement with a financing body, Gazit Development has committed to comply with a financial covenant of minimum equity in an amount of NIS 500 million (the “Covenant”). As of June 30, 2014, the equity of Gazit Development amounted to NIS 465 million. In accordance with the provisions of the agreement, Gazit Development has a set time, during which it is required to remedy the breach (the “Remedial Period”). Accordingly, Gazit Development had act to increase its equity and is in compliance with the above mentioned Covenant. Refer to section l below.

l.	In August 2014, the board of directors of Gazit Development approved the issuance of 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of the board of directors’ approval, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants granted to the Company in a total amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis).

m.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims that are the subject of the aforesaid motions include grounds by virtue of the Securities Law, 1968, including the inclusion of erroneous details in the financial statements and the making of reports containing omissions and errors, torts of negligence under the Torts Laws, breach of a statutory duty (in relation to the Securities Law and the regulations promulgated thereunder and also the Companies Law) and deprivation, all with respect to the public reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

n.	On May 27, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), that was paid on July 8, 2014 to the shareholders of the Company on June 25, 2014.

On August 31, 2014 the Company declared a dividend in the amount of NIS 0.45 per share (a total of approximately NIS 79 million), payable on October 1, 2014 to the shareholders of the Company on September 16, 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

o.	On September 3, 2014, FCR announced a public offering in Canada of 5.25 million shares (the “Offering”) for a total consideration of C$ 100 million (C$ 19.06 per share). The Company has made a commitment to the Offering’s underwriters to acquire 883 thousand shares of the shares to be offered as aforesaid. In addition, FCR has granted to the Offering’s underwriters an option to acquire from it, at the Offering price, an additional 787.5 thousand shares. This option is valid for a period of 30 days from the date of closing the Offering. The Offering is expected to be closed on September 12, 2014. As a result of the Offering, the Company’s interest in FCR is expected to be diluted to 44.2%, and the Company is expected to recognize an increase in its equity in an amount of NIS 15 million, which will be recognized in other reserves.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS

Below is the impact of the restatement with respect to the correction to the estimates of revenues and costs of the projects undertaken by Dori Construction (refer to Note 2ee) and of the retrospective adjustment due to the clarification to IAS 12 (refer to Note 2a).

In the consolidated statement of financial position as of December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions
ASSETS

Trade receivables	831	—	(142)	689

Other accounts receivable	298	—	4	302

Inventory of buildings and apartments for sale	703	—	(11)	692

Equity-accounted investees	5,919	(12)	—	5,907

Total assets	68,088	(12)	(149)	67,927

LIABILITIES

Trade payables	936	—	4	940

Other accounts payable	1,253	—	19	1,272

Advances from customers and buyers of apartments	259	—	8	267

Income taxes payable	34	—	(2)	32

Deferred taxes	3,000	284	(8)	3,276

Total assets	45,269	284	21	45,574

EQUITY

Retained earnings	5,378	(150)	(68)	5,160

Reserves	(1,865)	4	7	(1,854)

Total equity attributable to equity holders of the Company	8,009	(146)	(61)	7,802

Non-controlling interests	14,810	(150)	(109)	14,551

Total equity	22,819	(296)	(170)	22,353

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of income for the year ended December 31, 2013

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)

Revenues from sale of buildings, land and construction work performed	1,794	—	(122)	1,672

Cost of buildings sold, land and construction work performed	1,667	—	21	1,688

Gross profit (loss) from sale of buildings, land and construction work performed	127	—	(143)	(16)

General and administrative expenses	*) (611)	—	1	(610)

Company’s share in earnings of equity- accounted investees, net	161	(12)	—	149

Operating income	4,240	(12)	(142)	4,086

Taxes on income	294	(22)	(7)	265

Net income	2,310	10	(135)	2,185

Attributable to:
Equity holders of the Company	977	5	(55)	927
Non-controlling interests	1,333	5	(80)	1,258

	2,310	10	(135)	2,185

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.70	0.03	(0.32)	5.41

Diluted net earnings	5.64	0.03	(0.32)	5.35

*)	Reclassified, refer to Note 2d.
**)	Total impact of other comprehensive income due to IAS 12 is NIS 11 million (Company’s share NIS 6 million) from foreign currency translation reserve.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of financial position as of December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions

ASSETS

Trade receivables	744	—	(28)	716

Total assets	71,062	—	(28)	71,034

LIABILITIES

Trade payables	914	—	3	917

Other accounts payable	1,256	—	12	1,268

Income taxes payable	52	—	(5)	47

Deferred taxes	3,066	316	(2)	3,380

Total assets	48,413	316	8	48,737

EQUITY

Retained earnings	4,699	(153)	(15)	4,531

Total equity attributable to equity holders of the company	7,849	(153)	(15)	7,681

Non-controlling interests	14,800	(163)	(21)	14,616

Total equity	22,649	(316)	(36)	22,297

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	THE EFFECT OF RESTATEMENT AND CLARIFICATION TO IAS 12 ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statement of income for the year ended December 31, 2012

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)

Revenues from sale of buildings, land and construction work performed	1,749	—	11	1,760

Cost of buildings sold, land and construction work performed	1,665	—	55	1,720

Gross profit from sale of buildings, land and construction work performed	84	—	(44)	40

Operating income	5,309	—	(44)	5,265

Taxes on income	681	84	(7)	758

Net income	2,534	(84)	(37)	2,413

Attributable to:
Equity holders of the Company	957	(41)	(15)	901
Non-controlling interests	1,577	(43)	(22)	1,512

	2,534	(84)	(37)	2,413

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.80	(0.25)	(0.09)	5.46

Diluted net earnings	5.59	(0.25)	(0.09)	5.25

*)	Total impact of other comprehensive income is not material.

In the consolidated statement of income for the year ended December 31, 2011

	As previously reported	Impact of Clarification to IAS 12	Impact of Restatement	As currently presented
	NIS in millions (except for per share data)

Taxes on income	328	24	—	352

Net income	2,053	(24)	—	2,029

Attributable to:
Equity holders of the Company	719	(11)	—	708
Non-controlling interests	1,334	(13)	—	1,321

	2,053	(24)	—	2,029

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	4.65	(0.08)	—	4.57

Diluted net earnings	4.30	(0.07)	—	4.23

*)	Total impact of other comprehensive income is not material.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position

	December 31
	2013	2012
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	474	780
Short-term loans and current maturities of long-term loans to subsidiaries	363	217
Financial derivatives	17	81
Other accounts receivable	4	1

Total current assets	858	1,079

NON-CURRENT ASSETS

Long-term loans	*) —	*) —
Available for sale marketable securities	108	—
Financial derivatives	743	910
Loans to investees	6,267	6,790
Investments in subsidiaries	6,145	5,176
Fixed assets, net	6	7
Deferred costs	—	1

Total non-current assets	13,269	12,884

Total assets	14,127	13,963

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of financial position (Cont.)

	December 31
	2013	2012
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Current maturities of debentures	256	731
Trade payables	4	1
Other accounts payable	181	162
Current tax payable	8	1

Total current liabilities	449	895

NON-CURRENT LIABILITIES

Loans from banks	1,154	2,118
Debentures	10,464	9,098
Deferred taxes	26	121

Total non-current liabilities	11,644	11,337

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	229	219
Share premium	4,288	3,805
Reserves	(3)	(8)
Accumulated losses	(2,480)	(2,285)

Total equity	2,034	1,731

Total liabilities and equity	14,127	13,963

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of income

	Year ended December 31
	2013		2012		2011
	NIS in millions

Dividend income		113		99	80
Management fees from investees		2		3	8
Finance income from subsidiaries		340		413	658
Other finance income		540		25	9

Total income		995		540	755

General and administrative expenses		79		68	66
Finance expenses		611		602	937
Exchange differences on loans to investees		256		98	11
Other expenses	*)	—	*)	—	6

Total expenses		946		768	1,020

Income (loss) before taxes on income		49		(228)	(265)
Taxes on income (tax benefit)		(54)		(12)	4

Net income (loss) attributed to the Company		103		(216)	(269)

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from operating activities of the Company:

Net income (loss) attributed to the Company	103	(216)	(269)

Adjustments required to present net cash provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	1	1
Dividend income	(113)	(99)	(80)
Finance expenses (income), net	(13)	262	281
Cost of share-based payment	10	4	7
Taxes on income (tax benefit)	(54)	(12)	4

	(168)	156	213

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	(4)	(11)	28
Increase (decrease) in trade payables and other accounts payable	—	6	(55)

	(4)	(5)	(27)

Cash paid and received during the year by the Company for:

Interest paid	(491)	(661)	(261)
Interest received (Note 37d)	191	1	2
Interest received from subsidiaries	233	303	280
Taxes paid	(33)	(2)	(4)
Dividends received from subsidiaries	113	99	80

	13	(260)	97

Net cash provided by (used in) operating activities of the Company	(56)	(325)	14

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows (Cont.)

	Year ended December 31
	2013	2012	2011
	NIS in millions
Cash flows from investing activities of the Company:

Acquisition of fixed assets	(2)	(1)	(2)
Investments in subsidiaries	(1,200)	(248)	(303)
Redemption of preferred shares of subsidiary	231	—	—
Loans repaid by (granted to) subsidiaries, net	212	150	(227)
Proceeds from sale of convertible debenture of subsidiary	—	208	—
Investment in available for sale marketable securities	(105)	—	—
Repayment of loan granted	—	—	5
Repayment of deposit	—	—	4

Net cash provided by (used in) investing activities of the Company	(864)	109	(523)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	489	—	313
Exercise of stock options into shares	*) —	3	2
Repayment of loans for purchase of company shares	*) —	*) —	4
Dividends paid to equity holders of the Company	(298)	(264)	(241)
Issue of debentures (less issue expenses)	1,670	1,676	446
Repayment and early redemption of debentures	(885)	(786)	(233)
Receipt (repayment) of long-term credit facilities from banks, net	(753)	(314)	897
Unwinding of hedging transactions (Note 37d)	392	—	—

Net cash provided by financing activities of the Company	615	315	1,188

Exchange differences on balance of cash and cash equivalents	(1)	(11)	(22)

Increase (decrease) in cash and cash equivalents	(306)	88	657
Cash and cash equivalents at the beginning of year	780	692	35

Cash and cash equivalents at the end of year	474	780	692

Significant non-cash activities of the Company:

Exchange of loan granted to subsidiaries for capital issuance	214	373	347

Redemption of capital note of an subsidiary	—	180	—

Redemption of preferred shares of subsidiary against loan repayment	—	—	50

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

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

Note B – Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2013	2012
	NIS in millions

Loans from banks and others (1) (3)	1,154	2,118
Debentures (2) (3)	10,464	9,098

	11,618	11,216

(1)	Composition of banks credit

	Effective	December 31
	interest	2013	2012
Denomination	%	NIS in millions

In NIS - unlinked	—	—	200
In U.S.$	—	—	125
In U.S.$	5.52%	266	286
In C$	2.40%	1	—
In €	2.72%	908	1,520

		1,175	2,131
Less - deferred finance costs		(21)	(13)

		1,154	2,118

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note B - Non-current liabilities (Cont.) -

(2)	Composition of debentures

		Effective		Carrying amount
		interest	Coupon	December 31
	Denomination	rate	rate	2013	2012
		%	%	NIS in millions

Debentures (series A)	U.S.$	6.18	6.50	158	212
Debentures (series B) **)		€2.50	2.39	149	307
Debentures (series C)	CPI	4.88	4.95	1,125	1,265
Debentures (series D)	CPI	5.02	5.10	2,466	2,421
Debentures (series E) **)	NIS	2.08	1.58	545	543
Debentures (series F)	NIS	6.73	6.40	565	847
Debentures (series I)	CPI	5.58	5.30	1,444	1,668
Debentures (series J) *)	CPI	5.76	6.50	861	850
Debentures (series K)	CPI	4.35	5.35	2,961	1,716
Debenture (series L)	CPI	4.14	4.00	446	—

				10,720	9,829
Less - current maturities of debentures				256	731

				10,464	9,098

*)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,127 million.
**)	Floating interest rate.

(3)	Maturities

	Loans from banks and others	Debentures
	NIS in millions

Year 1 - current maturities	—	256

Year 2	—	975
Year 3	11	974
Year 4	11	761
Year 5	452	1,388
Year 6 and thereafter	680	6,366

	1,154	10,720

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 42:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note C - Contingent liabilities -

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

Note D - Dividends from subsidiaries -

Dividends declared and received from subsidiary:

	Year ended December 31
	2013	2012	2011
	NIS in millions

Citycon OYJ	113	99	80

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2013 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2013	2012	Note		in Note
	%

Equity One Inc. *)	*) 45.2	*) 45.5	(3)	USA	9d
First Capital Realty Inc.	45.2	45.6	(3)	Canada	9e
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9i
Gazit Senior Care Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit America Inc.	100	100	(3)	Canada
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	49.3	48.8	(2)	Finland
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9i
Gazit Brazil Ltda.	100	100	(3)	Brazil	9i
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	39.8	34.5	(3)	Jersey	9l
Gazit Globe Israel (Development) Ltd.	82.5	75	(2)	Israel	9i
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	73.9	73.9	(5)	Israel	9g

(1)	The list does not include companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, ProMed Properties Inc. and Gazit Senior Care Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2013 and 2012 is 45.1%.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2013

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted average (1) year of construction	Weighted average (2) year of acquisition

Equity One (3)
South Florida	42	3,607	369	1982	2002
North Florida	27	1,358	78	1987	2002
Southeast U.S. (excluding Florida)	28	1,206	48	1986	2004
Northeast U.S.	25	3,878	441	1987	2010
West Coast	12	3,107	572	1979	2011

Subtotal Equity One	134	13,156	1,508

First Capital
Central (Ontario)	60	9,371	1,757	2008	2007
East (mainly Quebec)	53	4,770	766	2006	2007
West (mainly British Columbia and Alberta)	47	8,074	1,751	2007	2006

Subtotal First Capital	160	22,215	4,274

Citycon
Finland	54	7,873	—	1988	2003
Sweden	11	3,444	49	1967	2006
Other (Baltic countries/Denmark)	5	1,636	—	1997	2008

Subtotal Citycon	70	12,953	49

ProMed Properties - U.S. (4)	16	1,935	1,012	1967	2009
Gazit Israel	11	2,387	1,186	2003	2006
Gazit Germany	7	865	509	1996	2007
Gazit Brazil	4	334	—	2001	2010
Other	1	13	5	1998	1998

Subtotal - operating investment property	403	53,858	8,543

Investment property under development	9	1,511	160

Land for future development (5)	—	1,030	38

Grand total	412	56,399	8,741

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

- - - - - - - - - - - - -

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