Form 20-F
period 2014-12-31
Gazit-Globe Ltd
filed 2015-04-22
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 178,397,470 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

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

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

Introduction and Use of Certain Terms

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated in its financial statements or that are jointly controlled entities, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries or affiliates.

Except where the context otherwise requires, references in this annual report to:

•	“adjusted EPRA FFO” means EPRA FFO as adjusted for: CPI and exchange rate linkage differences; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses (through 2011) derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing EPRA FFO; expenses arising from the termination of engagements with senior Group officers; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement (through 2011); expenses and income from extraordinary legal proceeding not related to the reporting periods; income and expenses from operations not related to income producing property (including the results of Dori Group); and internal leasing costs (mainly salary) incurred in the leasing of properties.

•	“average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

•	“community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

•	“consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

•	“EPRA FFO” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development, land and other investments, and various capital gains and losses, gain (loss) from early redemption of liabilities and financial derivatives, gains from bargain purchase and the impairment of goodwill, changes in the fair value recognized with respect to financial instruments including derivatives, deferred taxes and current taxes with respect to disposal of properties and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

•	“GLA” means gross leasable area.

•	“Group” – the Company, its subsidiaries and its equity-accounted jointly controlled entities.

•	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

•	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

•	“neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

•	“NOI” means net operating income.

•	“reporting date” or “balance sheet date” means December 31, 2014.

•	“same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries and affiliates are:

•	“Acad” means Acad Building & Investments Ltd. through which Gazit Development currently holds 42.7% of the share capital and voting rights of U. Dori Group Ltd.

•	“Atrium” means Atrium European Real Estate Limited, an equity-accounted jointly-controlled affiliate through the period covered by this annual report, (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

•	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

•	“Dori Construction” means U. Dori Construction Ltd (TASE:DRCN) and its subsidiaries.

•	“Dori Group” means U. Dori Group Ltd. (TASE: DORI) and its subsidiaries, which as of December 31, 2014, held 59.7% of Dori Construction, which is also traded on the Tel Aviv Stock Exchange, and Dori Construction’s subsidiaries and related companies.

•	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

•	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

•	“Gazit America” means Gazit America Inc., a wholly-owned subsidiary, which as of December 31, 2014, held 11.5% of Equity One’s share capital and which prior to August 8, 2012 was the owner of ProMed Canada.

•	“Gazit Brazil” means Gazit Brazil Ltda. which owns and operates shopping centers in Brazil.

•	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and indirectly holds 84.9% of Dori Group.

•	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

•	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which had voting power of 50.2% of our issued ordinary shares as of April 10, 2015.

•	“ProMed” means ProMed Properties Inc. which owns and operates medical office buildings in the United States.

•	“ProMed Canada” means ProMed Properties (CA), Inc. which owned and operated medical office buildings in Canada prior to August 8, 2012 when such assets were sold to First Capital.

•	“Ronson” means Ronson Europe N.V., a company in which Dori Group, as of December 31, 2014, owns 39.8% of its share capital, that is incorporated in the Netherlands and whose securities are listed on the Warsaw Stock Exchange in Poland.

•	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owned and operated senior housing facilities in the United States, which were sold during 2012 and 2013.

Unless otherwise noted, all monetary amounts are in NIS and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.889 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2014. References herein to (i) “New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” mean the legal currency of Brazil.

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

A. Selected Financial Data

The selected consolidated statement of income data set forth below with respect to the years ended December 31 2010, 2011, 2012, 2013, and 2014 and the selected consolidated balance sheet data set forth below as of December 31 2010, 2011, 2012, 2013, and 2014 have been derived from our consolidated financial statements which have been prepared in accordance with IFRS.

The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our consolidated financial statements and notes to those statements for the years ended December 31, 2012, 2013 and 2014 included elsewhere in this annual report. Historical results are not necessarily indicative of the results to be expected in the future.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2014. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.889 = U.S.$ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2014. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
(In millions except for per share data)	NIS					U.S.$
Statement of Income Data:
Rental income	4,147	4,718	5,249	5,146	4,913	1,263
Property operating expenses	1,341	1,522	1,705	1,689	1,584	407

Net operating rental income	2,806	3,196	3,544	3,457	3,329	856

Revenues from sale of buildings, land and construction work performed (1)	—	1,001	1,760	1,672	1,357	349
Cost of buildings sold, land and construction work performed (1)	—	967	1,720	1,688	1,660	427

Gross profit (loss) from sale of buildings, land and construction work performed	—	34	40	(16)	(303)	(78)

Total gross profit	2,806	3,230	3,584	3,441	3,026	778
Fair value gain on investment property and investment property under development, net (2)	935	1,692	1,938	962	1,053	271
General and administrative expenses	(569)	(755)	(673)	(610)	(619)	(159)
Other income	21	115	164	218	55	14
Other expenses	(46)	(110)	(47)	(74)	(81)	(21)
Company’s share in earnings of equity-accounted investees, net	171	334	299	149	12	3

(1)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of buildings sold, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.
(2)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
(In millions except for per share data)	NIS					U.S.$
Operating income	3,318	4,506	5,265	4,086	3,446	886
Finance expenses	(1,764)	(2,197)	(2,214)	(2,185)	(2,115)	(544)
Finance income	525	72	120	549	157	40

Income before taxes on income	2,079	2,381	3,171	2,450	1,488	382
Taxes on income	390	352	758	265	405	104

Net income	1,689	2,029	2,413	2,185	1,083	278

Net income attributable to:
Equity holders of the Company	831	708	901	927	73	19
Non-controlling interests	858	1,321	1,512	1,258	1,010	259

	1,689	2,029	2,413	2,185	1,083	278

Basic net earnings per share	5.89	4.57	5.46	5.41	0.41	0.11

Diluted net earnings per share	5.87	4.23	5.25	5.35	0.39	0.10

	Year Ended December 31,
(In thousands)	2010	2011	2012	2013	2014
Weighted average number of shares used to calculate:
Basic earnings per share	141,150	154,456	164,912	171,103	176,459
Diluted earnings per share	141,387	154,783	165,016	171,413	176,546

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
(In millions)	NIS					U.S.$
Selected Balance Sheet Data:
Equity-accounted investees	3,694	4,390	4,713	5,907	6,213	1,598
Investment property	41,242	51,014	55,465	53,309	56,646	14,565
Investment property under development	2,266	2,198	2,806	2,479	1,642	422
Total assets	50,408	64,599	71,034	67,927	69,984	17,995
Long term interest-bearing liabilities from financial institutions and others (1)	14,644	18,973	19,433	12,692	8,552	2,199
Long term debentures (2)	13,768	15,379	18,500	22,231	24,433	6,283
Total liabilities	35,217	45,203	48,737	45,574	44,114	11,343
Equity attributable to equity holders of the Company	5,986	7,199	7,681	7,802	8,023	2,063
Non-controlling interests	9,205	12,197	14,616	14,551	17,847	4,589
Total equity	15,191	19,396	22,297	22,353	25,870	6,652

(1)	As of December 31, 2014, NIS 2.4 billion (U.S.$ 0.6 billion) of our interest-bearing liabilities from financial institutions and others (including current maturities) were unsecured and the remainder were secured.
(2)	As of December 31, 2014, NIS 847 million (U.S.$ 218 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2010	2011	2012	2013	2014
	NIS
Other Operating Data (1):
Number of Group operating properties	646	642	622	577	524
Total Group GLA (in thousands of sq. ft.)	70,006	72,903	73,292	71,431	68,336
Group occupancy (%)	93.9	94.3	95.0	95.0	95.9

(1)	Includes equity-accounted jointly controlled companies.

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
(In millions except for per share data)	NIS					U.S.$
Other Financial Data:
NOI (1)	2,806	3,196	3,544	3,457	3,329	856
Adjusted EBITDA (1)	2,548	2,864	3,257	3,192	2,817	724
Dividends	211	241	264	298	318	82
Dividends per share	1.48	1.56	1.60	1.72	1.80	0.46
EPRA FFO (1)(2)	141	80	327	269	345	89
Adjusted EPRA FFO (1)(2)	359	405	533	585	598	154

	As of December 31,
	2010	2011	2012	2013	2014	2014
(In millions)	NIS					U.S.$
EPRA NAV (1)	6,709	8,762	10,037	10,200	10,740	2,762
EPRA NNNAV (1)	5,195	6,781	7,157	7,361	7,209	1,854

(1)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA FFO, Adjusted EPRA FFO, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see “Item 5—Operating and Financial Review and Prospects”.
(2)	In countries using IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”, which we refer to as EPRA FFO. EPRA FFO is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, “EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US GAAP.” We believe that EPRA FFO is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
(In millions)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	659	1,104	1,368	1,189	1,026	264
Investing activities	(2,548)	(4,195)	(4,621)	(2,208)	(768)	(197)
Financing activities	1,589	4,017	3,490	428	(701)	(180)

Exchange Rate Information

The following table sets forth, for each period indicated, the low and high exchange rates for NIS expressed as NIS per U.S. dollar, the exchange rate at the end of such period and the average of such exchange rates during such period, based on the daily representative rate of exchange as published by the Bank of Israel. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary.

	Year Ended December 31,
	2010	2011	2012	2013	2014
High	3.89	3.82	4.08	3.79	3.99
Low	3.54	3.36	3.70	3.47	3.40
Period end	3.54	3.82	3.73	3.47	3.89
Average Rate	3.73	3.58	3.86	3.61	3.58

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

	High	Low
Month	(NIS)	(NIS)
October 2014	3.79	3.64
November 2014	3.89	3.78
December 2014	3.99	3.89
January 2015	4.00	3.90
February 2015	3.97	3.84
March 2015	4.05	3.93

On April 10, 2015 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.943 to $1.00.

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

In 2014, our rental income (assuming full consolidation of jointly-controlled entities) was derived 32.0% from Canada, 21.2% from the United States, 22.0% from Northern and Western Europe, 20.9% from Central and Eastern Europe, 3.3% from Israel, and 0.6% from Brazil. During the economic downturn of 2008-2009, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe, and a lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 90.7% as of December 31, 2010. In addition, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets were devalued against the NIS during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of our markets has continued to gradually improve (Russia during 2014 being a notable exception), particularly in the United States and Canada, macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants of our public subsidiaries, have been vulnerable to declining sales and reduced access to capital. Europe in particular remains vulnerable to volatile financial and credit markets while Russia is suffering from significant economic and political turmoil. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

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

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 15.4% of Citycon’s rental income in 2014, Albertsons (and other affiliated brands) accounted for 4.7% of Equity One’s total annual minimum rent as of December 31, 2014 and Loblaws and Sobey’s accounted for 10.2% and 6.8% of First Capital’s total annual minimum rent as of December 31, 2014. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 17% of our total rental income in 2014, assuming full consolidation of equity-accounted jointly-controlled entities. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants’ ability to make lease payments or could result in them terminating their leases. These changes include, among others:

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

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2014, we and our private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 13,747 million (U.S.$ 3,535 million) and other liabilities outstanding in the aggregate amount of NIS 735 million (U.S.$ 189 million), of which approximately 11% matures during 2015. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2014 in the aggregate amount of NIS 44,114 million (U.S.$ 11,343 million), of which 13.5% matures during 2015. We are subject to covenant compliance obligations and each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guaranty by Gazit-Globe or its wholly-owned subsidiaries.

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

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. A significant portion of Gazit-Globe’s equity interests in its subsidiaries are pledged as collateral for Gazit-Globe’s revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and by its private subsidiaries. As of December 31, 2014, the principal amount of such indebtedness was NIS 1,220 million (U.S.$ 314 million), which constituted 3.2% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 6,988 million (U.S.$ 1,797 million) as of December 31, 2014, which constituted 18.6% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

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

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis and equity method for an affiliate, they satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not therefore be reflective of the position of any one of our public subsidiaries since the liquidity and available borrowings of each of our public subsidiaries are not available to support the others’ operations. Although we have from time to time purchased equity or convertible debt securities of our public subsidiaries, we have not generally made shareholder loans to them (with a notable exception during 2014 being our loans to Dori Group, please see “Item 4—Information on the Company—History and Development of the Company.”) and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public subsidiary is subject to its own covenant compliance obligations and the failure of any public subsidiary to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2014, 32.0% of our rental income (assuming full consolidation of jointly-controlled entities) was earned in Canadian dollars, 31.4% in Euros, 21.6% in U.S. dollars, 7.4% in Swedish Krona, and 3.3% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 303 million of gross loss during 2014). In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate in NIS of U.S. dollar and the Canadian dollar and the Euro weakened 0.9%, 7.7% and 1.0%, respectively, for 2014 compared to 2013, which resulted in our net operating income decreasing by a total amount of NIS 125 million, or 3.6%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of December 31, 2014, approximately 10.5%, 9.7%, 7.3% and 4.3% of our total GLA was located in Florida (U.S.), the greater Toronto area (Canada), the greater Montreal area (Canada) and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of December 31, 2014 comprised 21.5% and 0.7% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for U.S.$ 110 million (of which we had invested U.S.$ 95.2 million through December 31, 2014) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. Recent examples of potentially detrimental developments in emerging markets include the economic downturn in Brazil and the geopolitical tension between Russia and its neighbors. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our properties even if no actual disposition of assets took place. For example, in 2014 and 2013, we increased the fair value of our properties on a consolidated basis by NIS 1,053 million and NIS 962 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property as well as to macro- economic conditions. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 53.6% of such investment properties during the year ended December 31, 2014 (43.8% of which were performed at December 31, 2014). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Other real estate companies that are publicly traded in the United States use U.S. GAAP to report their financial statements and are therefore not currently required to record the fair market value of their real estate assets on a quarterly basis. As a result, significant declines or fluctuations in the value of their real estate could impact us disproportionately compared to these other companies.

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

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively. Mr. Katzman currently also serves as the chairman of the board of Equity One, First Capital, Citycon, Atrium, and Norstar and Mr. Segal currently also serves as the vice chairman of the board of Gazit-Globe, executive vice chairman of the board of First Capital, the vice chairman of the board of Equity One and Norstar, and as a board member of Dori Group. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries and affiliates which remain in effect. In addition, recent legislation in Israel, specifically Amendment 20 to the Israeli Companies Law, requires in certain circumstances that the Company’s compensation plan for officers as well as the employment agreement of its president be approved by a special majority shareholder vote. The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel, including due to the possible failure to attain special majority shareholder approval mentioned above, could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guaranty that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

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

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 2.6% and 5.9% of the value of our properties (including of our equity-accounted joint ventures) as of December 31, 2014, are at various stages of development and redevelopment (including expansions), respectively. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

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

We currently carry insurance on all of our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties, representing 3.8% of our total GLA, located in California, including several properties in the San Francisco Bay and Los Angeles areas. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida and the northeastern U.S. states representing 15.1% of our total GLA, that are susceptible to hurricanes and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance. Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

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

As of December 31, 2014, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One’s profitability and would have an adverse effect on our investment in Equity One.

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

We rely on third-party management companies to manage certain of our properties which represented 1.4% of our total GLA as of December 31, 2014. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guaranty that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

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

Although on July 28, 2011, our settlement agreement with Meinl Bank AG, related parties, and others became fully effective and the parties subsequently met their obligations to have all outstanding claims dismissed, we can provide no assurance that we or Atrium will not be subject to any further claims similar to those addressed in the derivative action by former shareholders of Meinl European Land Limited or by others. Please see also “Item 8—Financial Information—Legal Proceedings.”

We have in the past restated our historical financial statements. Restatements of our historical financial statements may have a material adverse effect on our business, financial condition or operations.

During 2014 we restated our audited consolidated financial statements as of December 31, 2013 and for the year then ended (which also included corrections to the audited consolidated financial statements for December 31, 2012 and for the year then ended which were not material) and our consolidated financial statements as of March 31, 2014 and for the period then ended, to retrospectively reflect the amendment in the estimated revenues and costs for completion of construction projects of our fully-consolidated subsidiary, U. Dori Construction Ltd.

We cannot be certain that measures we have taken to prevent future restatements will ensure that no additional restatements will occur in the future. A restatement may affect investor confidence in the accuracy of our financial disclosures, may raise reputational issues for our business, and frequently triggers litigation.

In addition, we may receive inquiries from the SEC, the Israeli Securities Authority, or the Canadian Securities Administrators regarding our past restated financial statements or matters relating thereto. Any future inquiries from the SEC, the Israeli Securities Authority, or the Canadian Securities Administrators as a result of the restatement of our historical financial statements will, regardless of the outcome, likely consume a significant amount of our internal resources and result in additional legal and accounting costs. The restatement of our historical financial statements may result in litigation. If litigation were to occur, we may incur additional substantial defense costs regardless of the outcome of such litigation. Likewise, such events might cause a diversion of our management’s time and attention. If we do not prevail in any such litigation, we could be required to pay substantial damages or settlement costs.

We have in the past identified a material weakness in our internal control over financial reporting.

Partially as a result of the restatement of our historical financial statements described above, we reassessed our disclosure controls and procedures and determined that they, as of December 31, 2013, were not effective due to a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. We subsequently remediated the material weakness. For further information, please see “Item 15. Controls and Procedures.”

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Any failure to maintain such internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. It is possible that additional material weaknesses or restatements of financial results may arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities and errors or to facilitate the fair presentation of our consolidated financial statements.

Risks Related to Our Structure

We may face difficulties in obtaining or using information from our public subsidiaries. and it is possible that such information, if received, may contain inaccuracies.

We rely on information that we receive from our public subsidiaries both to provide guidance in connection with the business and to comply with our reporting obligations as a public company. We receive information from our public subsidiaries on a quarterly basis in connection with the preparation of our quarterly or annual results of operations. While we request that our subsidiaries provide us with all material information that we require to manage our business and comply with our reporting obligations as a public company, we do not have formal arrangements with them requiring them to do so. In addition, directors of our public subsidiaries who are affiliated with us receive information at their periodic board meetings and through their discussions with management. However, the ability of these directors to use or disclose that information to others at Gazit-Globe prior to its disclosure by the public subsidiary may be subject to limitations resulting from the corporate governance and securities laws governing such subsidiaries and contractual and fiduciary obligations limiting the actions of their directors. In limited circumstances, we could face a conflict between our disclosure obligations and the disclosure obligations of our public subsidiaries. In addition, if we wish to engage in a capital markets or other transaction in which we are required to disclose certain information that our subsidiaries are not required or willing to disclose under their respective securities laws, we may need to change the timing or form of our capital raising plans. Our public subsidiaries are listed in different jurisdictions and operate in different geographic markets and do not present information regarding their operations on a uniform basis. Accordingly, we may not present certain data that is typically presented by other real estate companies in certain jurisdictions.

In addition, we consolidate the financial statements of our subsidiaries into our consolidated financial statements and we include the financial information of unconsolidated investees, which are accounted for in our consolidated financial statements using the equity method. In doing so, we rely on their published financial statements. Accordingly, a material inaccuracy in the financial statements of one of our subsidiaries or unconsolidated investees can result in a material error in our consolidated financial statements. In 2014, the Company was compelled to restate and refile its audited consolidated financial statements for December 31, 2013 and for the year then ended (which also included corrections to the audited consolidated financial statements for December 31, 2012 and for the year then ended which were not material) and its consolidated financial statements as of March 31, 2014 and for the period then ended, following the restatement and refiling of the financial statements for the same period of its fully-consolidated subsidiary, Dori Construction, due to a material deviation in the estimates of anticipated revenues and costs with respect to construction projects. We do not supervise the preparation of the financial statements of our public subsidiaries and investees. Accordingly, we cannot guarantee that such errors will not occur again or that the Company will not be compelled to restate its consolidated financial statements in the future.

A significant portion of our business is conducted through public subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

We conduct the substantial majority of our operations through public subsidiaries and affiliates that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2014, we received dividend payments of NIS 764 million from public subsidiaries and affiliates.

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

Although we have a controlling interest in each of our public subsidiaries, Equity One, First Capital, Citycon, Dori Group, and, as of January 22, 2015, Atrium, they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders’ agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries or affiliates issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary or affiliate may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

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

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of December 31, 2014, as required by IFRS, we determined that we had effective control over Citycon, Equity One and First Capital even though we had less than a majority ownership interest and/or potential voting rights interest in each entity. In January 2015, we acquired an additional stake in Atrium, and in accordance with accepted accounting principles, became its sole controlling shareholder such that commencing from its financial statements for the first quarter of 2015, we will consolidate Atrium’s financial statements into our own financial statements. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has not been significant; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather than on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

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

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include Equity One’s joint ventures with Liberty International Holdings Limited (“LIH”), Global Retail Investors LLC (“GRI”), DRA Advisors, LLC, and the New York Common Retirement Fund, First Capital’s joint venture with Main and Main Developments LP, Citycon’s joint venture with the Canada Pension Plan Investment Board (“CPPIB”) in the Kista Galleria Shopping Center located in Stockholm, Sweden, and the subsequent governance agreement between Gazit-Globe itself and CPPIB with respect to their respective stakes in Citycon in 2014. For more information on the latter, please see “Item 4—Information on the Company—History and Development of the Company.” Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

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

In addition, the Concentration Law imposes limitations on the holdings by non-finance companies in the financial sector and similar limitations on financial institutions with holdings in non-financial sectors. Such limitations restrict the ability of financial institutions or their controlling shareholders to invest in the Company, or, in turn, restricts the ability of the Company to invest in such financial institutions.

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

In the future, we may increase our capital resources by additional offerings of equity securities. Because our decision to issue equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk of our future offerings reducing the market price of our ordinary shares and diluting their shareholdings in us.

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

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 25.4% of Norstar’s, our controlling shareholder, outstanding shares as of April 10, 2015. In addition, Dor J. Segal, our executive vice-chairman, holds 8.8% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 5.8% of the outstanding shares of Norstar. Norstar owned 50.2% of our outstanding ordinary shares as of April 10, 2015. First U.S. Financial, LLC, or FUF, holds 18.2% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties, including FUF (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar, which among other things and subject to certain conditions, required the Katzman Group to vote its voting securities in favor of two nominees to the Norstar board of directors designated by the Segal Group, and for the Segal Group to vote its voting securities in favor of nominees designated by the Katzman Group. Accordingly, Mr. Katzman will be able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, except for those matters which require special majorities under Israeli law. In addition, Mr. Katzman may be able to exercise control over the outcome of any proposed merger or consolidation of the Company. The aforementioned may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares. Please see also “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Although we are a reporting issuer in Canada, we are a “SEC foreign issuer” within the meaning of National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers under Canadian securities law statutes and are therefore exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our shareholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. In the event that we cease to be a “SEC foreign issuer”, we may have to comply with additional Canadian securities laws and reporting requirements.

We are incurring and may incur significant additional increased costs as a result of the registration of our ordinary shares under the Securities Exchange Act of 1934 and the listing of our shares on the Toronto Stock Exchange and our management has been devoting and will be required to devote substantial time to compliance and new compliance initiatives.

As a public company in the United States and Canada, we are incurring and will continue to incur additional significant accounting, legal and other expenses that we did not incur before our U.S. offering and TSX listing. We are also incurring costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Similarly, while National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings under Canadian securities laws statutes permits us to satisfy the Canadian equivalent of the certification obligations under the Sarbanes-Oxley Act on annual basis by simply re-filing as soon as practicable the same certifications in Canada as were originally filed with the SEC in the United States, we are also now obligated to file separate interim certifications in Canada with our quarterly financial results. These rules and regulations may continue to increase our legal and financial compliance costs. In addition, becoming a public company in the United States and Canada has introduced new costs, such as additional stock exchange listing fees and shareholder reporting and has, and will continue to take, a significant amount of management’s time. In addition, we remain a publicly traded company on the TASE and are subject to Israeli securities laws and disclosure requirements. Accordingly, we need to comply with U.S., Canadian, and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time.

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

A substantial number of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on such pledges, or other negative developments with respect to Norstar Holdings Inc., could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 50.2% of our outstanding shares as of April 10, 2015. Norstar is a public company listed on the TASE. As substantial number of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure a small portion of Norstar’s debentures. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2014 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. In the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. In addition, should Norstar incur significant losses, it may choose to sell outstanding shares of ours and/or no longer be able to acquire additional shares. Any of these events could adversely impact the market price of our ordinary shares.

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

Our headquarters are located in central Israel and many of our key employees and officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there have been continuous periods of unrest, strategic threats, and terrorist activity in the Middle East directly impacting Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our business, financial condition and results of operations.

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

A. History and Development of the Company

Gazit-Globe Ltd. was incorporated in Israel in May 1982. The Company is a limited liability corporation, and it operates under the Israeli Companies Law 5759-1999. We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 524 properties have a gross leasable area, or GLA, of approximately 68 million square feet and are geographically diversified across over 20 countries, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, Israel, Germany and Brazil. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings.

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

In May 2014, Citycon announced its was undertaking a directed issuance to a wholly-owned subsidiary of the Canada Pension Plan Investment Board (“CPPIB”) for approximately Euro 206.4 million and that upon the completion of the directed issuance, Citycon would undertake a rights offering to existing shareholders. The latter was completed in July 2014 and Citycon raised an additional Euro 196.5 million (before transaction costs) of which Euro 87.6 million (NIS 411 million) came from Gazit-Globe’s participation. As part of the transactions, Gazit-Globe and the subsidiary of CPPIB entered into a governance agreement that, among other things, committed each of the parties to certain agreements with respect to the election of directors at shareholders meetings, includes a tag-along right for the subsidiary of CPPIB in the event of a sale of a certain number of shares by Gazit-Globe, and obligates both parties to work towards the application of best corporate governance practices at Citycon.

In September 2014, Gazit-Globe issued 2.4 million shares in a private placement at a price of US$ 13.25 per share, for an aggregate of U.S.$ 31.8 million (NIS 118 million), of which 1.7 million shares were issued to a third-party institutional investor and 0.7 million shares were issued to Norstar. In addition, Gazit-Globe issued 4.8 million warrants at an exercise price of US$ 13.00 per share, of which 3.4 million warrants were issued to the third-party institutional investor and 1.4 million warrants were issued to Norstar. The exercise period for the warrants was through December 29, 2014 but they expired without exercise.

That same month, we participated in: (i) a public equity offering of First Capital, pursuant to which the latter issued approximately C$ 100 million (NIS 323 million) and in which we acquired 883,000 shares in the offering for total consideration of approximately C$ 16.8 million (NIS 55 million); and (ii) a private placement concurrent with a public offering by Equity One in which it raised approximately U.S.$ 88.9 million (NIS 257 million), in which we separately purchased an additional 675,000 shares for approximately U.S.$ 15.7 million (NIS 58 million).

In March 2015, we participated in an additional private placement by Equity One concurrent with a public equity offering in which the latter raised approximately U.S.$ 105 million in which we separately purchased an additional 600,000 Equity One shares for a total consideration of approximately $16.2 million (NIS 63 million).

During the second quarter of 2014, Dori Construction discovered a material deviation in its estimates of anticipated revenues and costs of its projects. In addition to causing Dori Construction to restate its financial statements, it also indicated that the latter suffered from a deficiency in its shareholders’ equity. As a result, the Company approved an investment framework to strengthen the capital structure of Dori Group and Dori Construction. The framework included: (i) a capital injection in the amount of NIS 130 million by means of a private placement by Dori Group to Gazit Development; (ii) an offer from Gazit Development to assign to Dori Group all the rights and obligations under the credit lines which Gazit Development granted to Dori Construction between February 2014 and June 2014, in the total amount of NIS 250 million, in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, in the par value amount of NIS 250 million; (iii) Dori Group undertook to Dori Construction that one half of the assigned credit lines would be convertible into shares of Dori Construction; (iv) Gazit Development undertook to grant to Dori Group a loan in the amount of NIS 70 subject to certain conditions that Gazit Development had the right to waive; and (v) Dori Group undertook to use the funds obtained from the aforementioned steps to strengthen the capital structure, liquidity and cash flow of Dori Construction, including through the provision of liquidity for its ongoing needs.

In November 2014, the Company granted an additional credit facility to Gazit Development for NIS 50 million, which was in turn used by the latter to grant a loan to Dori Group for Dori Construction’s current operations. As of the first quarter of 2015, the entire NIS 50 million credit facility was utilized. In March 2015, the Company approved a NIS 90 million increase in the aforementioned credit facility to an aggregate amount of NIS 140 million. For further information, please see Note 9(g) and Note 9(h) to our audited consolidated financial statements included elsewhere in this Annual Report.

In addition, on March 12, 2015, the Company and Ronen Ashkenazi Holdings Ltd., the other shareholder of Gazit Development, entered into an engagement letter with Citigroup Global Markets Limited, to explore: (i) different strategic alternatives regarding the operations of Gazit Development’s income-producing properties and land for development or (ii) the holdings of the Company and Ronen Ashkenazi Holdings Ltd. in Gazit Development. It should be noted that there is no certainty that any transaction will be undertaken nor is there any certainty regarding the terms of such potential transaction.

On January 22, 2015, Gazit-Globe entered into an agreement to purchase 52,069,622 ordinary shares of Atrium from an entity forming part of a consortium managed by CPI CEE Management LLC (“CPI”), at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million in an off-market transaction. Upon closing of the acquisition, Gazit-Globe (through wholly-owned subsidiaries) holds 206,681,551ordinary shares of Atrium, representing approximately 55% of Atrium’s issued share capital and voting rights (54% on a fully diluted basis). In addition, pursuant to the transaction, the Amended and Restated Cooperation and Voting Agreement between Gazit-Globe (through a wholly-owned subsidiary) and CPI was cancelled and the rights conferred on CPI by virtue of the Amended and Restated Relationship agreement between the Gazit-Globe (through a wholly-owned subsidiary), CPI and Atrium were terminated. As a result of the acquisition and in accordance with IFRS, Gazit-Globe became the sole controlling shareholder of Atrium and, commencing from its financial statements for the first quarter of 2015, it will consolidate Atrium’s financial statements into its own financial statements.

As part of our continued recycling of capital, during the course of 2014, we disposed of 12 and 3 assets owned by ProMed and Gazit Germany, respectively, to third parties for a total consideration of approximately US$ 405 million (NIS 1.4 billion) and EUR 92 million (NIS 437 million) before transaction costs, respectively. In Brazil, Gazit Brazil acquired an additional property, additional rights in an existing property, and one land parcel for aggregate consideration of approximately BRL 250 million (NIS 387 million). In the first quarter of 2015, ProMed sold an additional two assets for approximately US$ 28.5 million (NIS 111 million) and Gazit Brazil acquired an additional property for approximately BRL 200 million (NIS 310 million).

Our capital expenditures consist of the acquisition, construction and development of investment property including land for future development and amounted to NIS 3,349 million (U.S.$ 861 million) during 2014. For the breakdown of these amounts by operating segments, please see Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report.

We financed these expenditures primarily by equity and debt offerings, and by borrowing from financial institutions. For further information regarding our methods of financing, please see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows.” For further information on our equity and debt offerings, please also see Note 9, Note 20, and Note 40 to our audited consolidated financial statements included elsewhere in this Annual Report. Please also note that on April 1, 2015, the Company completed a public offering of debentures (series L) in Israel in which it raised an aggregate amount of approximately NIS 680 million.

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

B. Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world, as noted above. We operate properties with a total value of approximately U.S.$ 20.6 billion or NIS 80.1 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, and the full inclusion of the value of properties managed by us, approximately U.S.$ 5.3 billion (NIS 20.6 billion) of which is not recorded in our financial statements) as of December 31, 2014. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2014, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

Additionally, historically we have owned and operated medical office buildings in North America through public and private subsidiaries, and owned and operated our shopping centers in Brazil, Germany and Israel through private subsidiaries. Throughout 2014, we continued to acquire properties in Brazil while disposing medical office buildings in the United States and properties in Germany. Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area. Our unique corporate structure enables us to share the investments in our assets with the public shareholders of our subsidiaries and affiliates, which enhances our ability to expand and diversify.

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 68 million square feet as of December 31, 2014.

Our Competitive Strengths

Necessity-driven asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, excluding foreign exchange fluctuations, increased by 3.1% from 2008 to 2009. From 2009 to 2010 it increased by 3.6%, 4.0% from 2010 to 2011, 3.9% from 2011 to 2012 and 3.4% from 2012 to 2013. In the year ended December 31, 2014, average same property NOI increased by an additional 1.7% from the year ended December 31, 2013. For further information, please see “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations—Same Property NOI.” Our supermarket-anchored shopping centers are generally well-located in densely populated urban growth markets with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across over 20 countries

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Poland, the Czech Republic, and Israel. As of December 31, 2014, our asset base included 524 properties totaling approximately 68 million square feet of GLA. Approximately 94% of our net operating income, or NOI, on a proportionate consolidation basis, for the year ended December 31, 2014 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 70% of our NOI on a proportionate consolidation basis for the year ended December 31, 2014, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S.$ 3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to initially purchase interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter urban growth markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions. As of December 31, 2014, Equity One owned 123 properties (including a property under development) with a GLA of 16.2 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 158 properties (including properties under development) in Canada with a GLA of 23.5 million square feet as of December 31, 2014. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

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

We intend to continue to expand into new high growth urban markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we first established an office in Brazil and began assessing local opportunities. In 2008, we acquired a 154,000 square foot shopping center in Sao Paulo for U.S.$ 31.3 million. In November 2010, we completed our first development project in Brazil. By February 2015, we had acquired eight properties in Brazil (including a property under development and a land parcel). We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also may selectively recycle capital from time to time, including from our private subsidiaries. During 2014, ProMed in the United States sold twelve properties for an aggregate U.S.$ 405 million (in comparison to no investments or divestments in 2013. In the first quarter of 2015, ProMed disposed of two additional properties for an aggregate U.S.$ 28.5 million. Similarly, Gazit Germany also disposed of three properties during 2014 for an aggregate amount of EUR 92 million (in comparison to no investments or divestments in 2013 and in 2012).

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

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2012 through December 31, 2014, we invested approximately NIS 5.3 billion (U.S.$ 1.4 billion) in development, redevelopment, and expansion projects as well as in other expenditures (including leasing expenditures, tenant inducements, tenant improvements, and other capital expenditures), including approximately NIS 3.2 billion (U.S.$ 0.8 billion) in development and redevelopment projects (excluding attributed lease expenditures) representing yearly average investment of approximately U.S.$ 137 per square foot.

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. During 2012 and 2013, our subsidiary Royal Senior Care sold off its assets in addition to our sale of other lower-tier secondary-market assets. We recycled this capital to make new core acquisitions in high-density urban markets and deleverage our balance sheet. In 2014, we began a similar process of capital recycling through the sale of assets of ProMed and Gazit Germany. We may also use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

For a breakdown of the location and type of our properties, see “Property, Plants and Equipment—Our Properties” below.

Properties under Development

We had 34 properties under development or redevelopment as of December 31, 2014. The following table summarizes our properties under development, redevelopment and expansion as of December 31, 2014:

Region	Number of Properties (1)	Estimated Total GLA (sq. ft. in thousands)	Total investments as of December 31, 2014 (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
United States	1	151	57,084	16,714
Canada	5	1,702	329,648	148,110
Northern Europe	1	129	48,856	19,028
Israel	2	140	32,142	16,714
Brazil	1	312	46,284	73,798

Total Development	10	2,434	514,014	274,364
Redevelopment (2)
United States	6	398	45,513	22,371
Canada	13	2,919	993,572	94,369
Northern Europe	3	452	68,655	187,709
Central and Eastern Europe (3)	2	258	43,456	63,255

Total Redevelopment	24	4,027	1,151,196	367,704

Total Development and Redevelopment	34	6,461	1,665,210	642,068

(1)	Excludes land for future development.
(2)	Including properties under expansion.
(3)	Through unconsolidated equity-accounted investee.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2012, December 31, 2013, and December 31, 2014. For revenues from the sale of buildings, land, and construction work performed, and for gross profit from the sale of buildings, land and construction work performed, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Other Business.”

		Year Ended December 31,
		2012	2013	2014	2012	2013	2014
		Rental Income			NOI
Property type	Region	(NIS in thousands) (5)			(NIS in thousands) (5)
Shopping Centers
	United States	1,261	1,210	1,188	918	874	874
	Canada	2,237	2,216	2,100	1,426	1,396	1,318
	Northern Europe(1)	1,185	1,406	1,366	803	964	948
	Central and Eastern Europe (2)	1,324	1,345	1,373	898	915	968
	Germany	83	81	75	56	53	47
	Israel (3)	202	211	216	151	159	162
	Brazil	31	34	40	16	18	30
Healthcare
	Medical office buildings (4)	248	200	128	173	147	94
Other Properties
	Other properties (6)	131	6	—	60	1	—

Total		6,702	6,709	6,486	4,501	4,527	4,441
Adjustment to Exclude Non-Consolidated Properties (7)		(1,453)	(1,563)	(1,573)	(957)	(1,070)	(1,112)

Total Consolidated Properties		5,249	5,146	4,913	3,544	3,457	3,329

(1)	Starting from 2013, includes rental income and NOI of Kista Galleria which was purchased with a 50% partner and accounted according to the equity method.
(2)	We operate in Central and Eastern Europe through a jointly-controlled company (Atrium) which is presented in the financial statements according to the equity method. For further information, please also refer also to Note 9(c) to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.

(4)	Our medical office buildings are located in the United States through ProMed and in Canada through Gazit America until August 2012.
(5)	Convenience translation of December 31, 2014 figures into U.S. dollars is provided in chart under “Properties, Plants, and Equipment—Our Properties” below.
(6)	In 2012, Rental income and NOI represent mainly the senior housing facilities activity that was sold mainly during 2012.
(7)	Primarily with respect to properties in Central and Eastern Europe and through 2012 also senior housing facilities, which are held through equity-accounted investees and presented above at 100% under the assumption of full consolidation. Starting from 2013, the above also includes Kista Galleria which was purchased with a 50% partner and is also accounted for with the equity method.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2014, our top three tenants (by base rent) represented 10.9% of our consolidated rental income. Our properties are subject to over 14,000 leases.

The following table sets forth as of December 31, 2014 the anticipated expirations of tenant leases for our properties for each year from 2015 through 2023 and thereafter(1):

	Number of Expiring Leases	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
Month-to-Month	469	604	0.9%	0.9%	12,425	0.8%
2015	3,729	8,449	13.1%	12.6%	216,579	13.5%
2016	2,054	7,136	11.1%	10.6%	185,906	11.6%
2017	2,065	7,954	12.3%	11.8%	207,471	13.0%
2018	1,750	7,464	11.6%	11.1%	199,114	12.4%
2019	1,520	7,379	11.4%	11.0%	191,672	12.0%
2020	548	3,607	5.6%	5.4%	91,234	5.7%
2021	406	3,168	4.9%	4.7%	86,518	5.4%
2022	404	3,434	5.3%	5.1%	92,033	5.7%
2023	326	3,105	4.8%	4.6%	80,543	5.0%
Thereafter	1,173	12,266	19.0%	18.2%	237,401	14.9%
Vacant	NA	2,751	NA	4.0%	NA	NA

Total	14,444	67,317	100.0%	100.0%	1,600,896	100.0%

(1)	Excluding joint venture of Citycon that is accounted for according to the equity method with 1.0 million square feet.

We have 8.4 million, 7.1 million and 7.9 million square feet of GLA in our consolidated portfolio with leases expiring in 2015, 2016, and 2017, respectively. We expect to achieve moderate increases in average rent spreads in North America as we renew or re-lease these spaces while in Europe we do not anticipate any increases. In addition, we believe that the information provided in “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.” regarding the rental rates of renewed leases compared with the prior lease rental rates, provides certain indications of the market rents across our markets.

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants
Equity One	United States Florida, Georgia, Louisiana, North Carolina, California, Connecticut and the metropolitan areas of Boston, Massachusetts, New York City and Maryland	Albertsons, Barneys New York, Bed Bath & Beyond, CVS Pharmacy, Food Emporium, The Gap Inc., LA Fitness, Publix, Sports Authority, and TJ Maxx

First Capital

Canada

Greater Toronto area including the Golden Horseshoe area and London; the Calgary and Edmonton area; the Greater Vancouver area including Vancouver Island; the Greater Montreal area; the Ottawa and Gatineau region and Quebec City

Canadian Tire, CIBC, Dollarama, GoodLife Fitness, Loblaws, Metro, RBC Royal Bank, Sobey’s, TD Canada Trust and Walmart

Citycon	Northern Europe Finland, Sweden, Denmark, and Estonia	ICA, H&M, Kesko Corp., S-Group, Stockmann

Atrium	Central and Eastern Europe Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania and Latvia	AFM, Ahold, ASPIAG, EMF, Hennes & Mauritz, Inditex, Kingfisher, LPP, Metro Group, Tengelmann Group

Gazit Germany	Germany	Aldi, dm, Edeka, and HIT

Gazit Development	Israel	Cinema City, Homecenter, Mega, Supersol and Super-pharm

Gazit Brazil	Brazil Sao Paulo and Rio Grande do Sul	CBD (Pão de Açúcar), Cinepolis, Colombo, Lojas Americanas, Lojas Franca, Luigi Bertolli, Renner, Smartfit, Runner (gym)

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

Medical Office Buildings

ProMed

Since 2006, we own and operate medical office buildings in the United States through our wholly-owned subsidiary, ProMed. During the reporting period, ProMed sold to third parties 12 medical office buildings in consideration for U.S.$ 405 million (NIS 1.4 billion), and in 2015 it sold two other properties in consideration for U.S.$ 28.5 million (NIS 111 million). We continue to pursue opportunities to maximize the value of ProMed’s remaining properties.

As of December 31, 2014, ProMed had 4 income-producing properties (including the two assets subsequently sold in the first quarter of 2015), with a GLA of approximately 0.4 million square feet, which were recorded on our balance sheet at the total value of U.S.$ 177 million. For the year ended December 31, 2014 and the year ended December 31, 2013, ProMed’s properties generated rental income in the amount of U.S.$ 36 million and U.S.$ 55 million, respectively. As of December 31, 2014, the occupancy rate of ProMed’s properties was 92.7%.

Development and Construction of residential projects in Israel and Eastern Europe

We are engaged in the development and construction of primarily residential projects in Israel and in Eastern Europe through Gazit Development’s investment in U. Dori Group Ltd., a public company listed on the TASE. Gazit Development holds indirectly, as of December 31, 2014, 84.9% of the share capital and voting rights in U. Dori Group Ltd. We refer to U. Dori Group Ltd. and its subsidiaries, including U. Dori Construction Ltd. (59.7% of which is owned by Dori Group as of December 31, 2014) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as Dori Group. Dori Group’s primary businesses are the development and construction primarily of residential projects in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which operates a private power station in Ashkelon, located in the southern coastal region of Israel.

Seasonality of the Company’s main business

Our main business operations are not materially impacted by seasonality. Citycon, however, has in the past disclosed that its operations benefited from milder weather.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is U.S.$ 110 million and through December 31, 2014 we invested U.S.$ 95.2 million. As of December 31, 2014, Hiref is engaged in investment agreements for twelve projects with a total investment commitment of U.S.$ 507 million which has been fully invested. For more details, please refer to Note 11 of our audited consolidated financial statements included elsewhere in this Annual report.

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

C. Organizational Structure

We were incorporated in May 1982. As discussed above, we operate our business through subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2014:

(1)	A company jointly controlled together with CPI, which held, to the best of the Company’s knowledge, approximately 13.9% of the share capital of Atrium as of December 31, 2014. In January 2015 we acquired CPI’s remaining interest in Atrium, please see also “Item 4—Information on the Company—History and Development of the Company.”

For the country of incorporation of each subsidiary, see “Appendix A to Consolidated Financial Statements–List of Major Group Investees as of December 31, 2014.”

Our public subsidiaries are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company’s most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Chairman of our Board serves as the Chairman of the Board of each of our major public subsidiaries—Equity One, First Capital, Citycon and Atrium—and our Executive Vice Chairman of the Board, Dor J. Segal, serves on the boards of three of our public subsidiaries—Equity One, First Capital and Dori Group. Other individuals affiliated with us also serve on the boards of our public subsidiaries. As public companies, our public subsidiaries are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. We are also active in seeking, and assisting our public subsidiaries in engaging, experienced executive management. Beyond providing oversight and guidance through our board representation, the level of our involvement with each public subsidiary varies based on each subsidiary’s general business needs, with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

D. Property, Plants and Equipment

Our Properties

We own interests in 524 properties in over 20 countries. The following tables summarize our properties as of December 31, 2014:

	As of December 31, 2014				Year Ended December 31, 2014						As of December 31, 2014
Region	Total No. of Properties (1)	Gazit- Globe’s Ownership Interest	GLA (1)	Occupancy	Rental Income (2)		Percent of Rental Income	Net Operating Income (2)		Same Property NOI Growth (3)	Properties Fair Value (4)(5)
			(thousands of sq. ft.)		(U.S.$ in thousands)			(U.S.$ in thousands)			(U.S.$ in thousands)
Shopping Centers
United States (6)(7)	122	43.3%	16,246	95.0%	305,591		18%	224,673		3.0%	4,074,871
Canada	153	44.0%	23,455	96.0%	539,976		33%	338,957		2.8%	6,332,114
Northern Europe (1)	59	42.8%	11,064	96.3%	351,247		21%	243,673		2.9%	3,995,390
Central and Eastern Europe (1)	153	41.2%	14,712	97.1%	352,793		21%	249,096		(0.8%)	3,150,038
Germany	4	100.0%	529	84.7%	19,211		1%	12,102		(8.7%)	114,803
Israel (8)	11	84.7%	1,415	97.5%	55,653		3%	41,594		2.3%	633,216
Brazil	5	100.0%	505	89.3%	10,327		1%	7,772		—	170,039

Healthcare
Medical office (9)	4	100.0%	405	92.7%	33,022		2%	24,094		3.3%	177,045

Other Properties
Land for future development	—	—	—	—	—		—	—		—	617,310
Properties under development (10)	10	—	—	—	—		—	—		—	273,352
Other	3	—	5	—	—		—	—		—	71,219

Total	524	—	68,336	95.9%	1,667,820	(12)	100%	1,141,961	(13)	1.7%	19,609,397	(11)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe reflect 100% of the number of properties and GLA of Atrium. Gazit-Globe jointly controls Atrium and Atrium is accounted for using the equity method in Gazit-Globe’s financial statements. Likewise, in Northern Europe, the 50%-held joint venture property, Kista Galleria which is accounted for using the equity method, is presented above at 100%.
(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2014 (U.S.$ 1.00 = NIS 3.889 ).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods excluding the impact of currency exchange rate fluctuation. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes 49 properties that are considered under redevelopment and expansion.
(4)	Investment properties and investment properties under development are measured at fair value with changes in their fair value recognized as a gain (loss) in the income statement. For a detailed description of the accounting treatment of investment properties and investment properties under development, the valuation methods used by the Group and the extent external appraisals are performed, see “Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Investment Property and Investment Property Under Development”.
(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes 100% of the fair value of the properties of Atrium and Kista Galleria, each of which are presented according to the equity method in Gazit-Globe’s financial statements with respect to the year ended December 31, 2014.
(6)	As of December 31, 2014, includes six office, industrial, residential and storage properties.
(7)	Occupancy data excludes the occupancy of six office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate as of December 31, 2014 would be 95.0%.
(8)	Israel includes one income-producing property in Bulgaria.

(9)	Our medical office buildings are held through ProMed, our wholly-owned subsidiary.
(10)	As of December 31, 2014, total GLA under development was 2.4 million square feet.
(11)	This amount would be approximately NIS 80.1 billion (U.S.$ 20.6 billion) if it included 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting, approximately U.S.$ 5.3 billion of this amount is not recorded in our financial statements and includes mainly Atrium and Kista, which however, are included in the table (see note 5 above). This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2014: NIS 56,646 million (U.S.$ 14,565 million) of investment property, NIS 1,642 million (U.S.$ 422 million) of investment property under development, NIS 1,046 million (U.S.$ 269 million) of assets classified as held for sale and NIS 171 million (U.S.$ 44 million) of fixed assets, net, but excludes furniture, fixtures and other equipment.
(12)	This amount includes rental income from equity-accounted joint ventures in the amount of U.S.$ 404 million.
(13)	This amount includes net operating income from equity-accounted joint ventures in the amount of U.S.$ 286 million.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2014, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

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

Leasing expenditures

Leasing expenditures, such as tenant improvement costs and leasing commissions, are not material to our business as a whole and therefore additional disclosure would not be meaningful to prospective investors. See also ““Item 4—Information on the Company—Business Overview—Government Regulations”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 524 properties have a GLA of approximately 68 million square feet and are geographically diversified across over 20 countries. We operate properties with a total value of approximately U.S.$ 20.6 billion or NIS 80.1 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, approximately U.S.$ 5.3 billion, or NIS 20.6 billion, of which is not recorded in our financial statements) as of December 31, 2014. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2014, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries and affiliates are Equity One in the United States, First Capital in Canada, Citycon in Northern Europe, and Atrium in Central and Eastern Europe. Additionally, we own and operate medical office buildings in North America through private subsidiaries, and we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries.

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

We also intend to divest non-core properties and allocate our capital. During 2012 and 2013, our subsidiary Royal Senior Care sold off its assets in addition to our sale of other lower-tier secondary-market assets. Gazit Germany and ProMed made similar dispositions of many of their properties during 2014. We recycled this capital to make new core acquisitions in high-density urban markets and to deleverage our balance sheet.

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2014, 2013 and 2012, rental income represented 78%, 75% and 75% of our total revenues, respectively (83%, 80%, 79%, respectively, assuming full consolidation of equity-accounted jointly-controlled entities). Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

Our rental income is impacted by a number of factors:

•	Global, regional and local economic conditions. The economic downturn of 2008 and 2009 resulted in many companies shifting to a more cautionary mode with respect to leasing. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved since the downturn of 2008 and 2009, we are still facing macro-economic challenges in some of our markets, particularly in Europe which remains particularly vulnerable to volatility, and Russia which is suffering from significant economic and politic turmoil.

•	Scheduled lease expirations. As of December 31, 2014, leases representing 12.6% and 10.6% of the GLA of our properties will expire during 2015 and 2016, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases (including of equity-accounted joint ventures), whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

•	Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2014 were impacted by the acquisition of 7 income-producing properties and the disposition of 59 income-producing properties across our markets which resulted in a net decrease in GLA of 3.1 million square feet. Similarly results of operations for the year ended December 31, 2013 were impacted by the acquisition of 12 properties including Kista Galleria in Stockholm, Sweden and the disposition of 53 properties across our markets, including the remaining assets of Royal Senior Care. Similarly, our results of operations for the year ended December 31, 2012 were impacted by the net disposition of four properties across our markets which resulted in a net decrease of our GLA in a net amount of 0.8 million square feet.

•	Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the year ended December 31, 2014, we completed the development and redevelopment of properties representing 1.0 million square feet of GLA. For the year ended December 31, 2013, we completed the development and redevelopment of properties representing 0.8 million square feet of GLA. For the year ended December 31, 2012, we completed the development and redevelopment of properties representing 1.6 million square feet of GLA.

•	Estimates for Expected Revenues and Costs in Dori Construction’s Projects. The preparation of our consolidated financial statements requires management to utilize estimates related to expected revenues and costs from Dori Construction’s projects. However, these estimates require the use of management’s judgment and therefor may vary substantially from the actual revenues and costs ultimately attributed to such projects. Consequently, our results of operations may fluctuate as a result of such variance.

•	Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable to the acquisition), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2012, valuation gains from investment property and investment property under development were NIS 1.9 billion. For the year ended December 31, 2013, valuation gains from investment property and investment property under development were NIS 1.0 billion. For the year ended December 31, 2014, valuation gains from investment property and investment property under development were NIS 1.1 billion (U.S. $ 271 million).

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

Our principal subsidiaries have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries and affiliates whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “foreign currency translation reserve”. The translation resulted in the inclusion in our statement of comprehensive income (loss) of a loss of NIS 0.4 billion for the year ended December 31, 2012, a loss of NIS 2.4 billion for the year ended December 31, 2013 and a gain of NIS 1.1 billion (U.S.$ 295 million) for the year ended December 31, 2014. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts as part of this policy. However, these transactions are measured in the financial statements at their fair value and in some cases, these fair value changes are recognized in profit or loss which could materially impact our net income. Accordingly, during the year ended December 31, 2014 we recognized a NIS 190 million (U.S.$ 49 million) devaluation loss and during the year ended December 31, 2013 we recognized a NIS 431 million revaluation gain in profit or loss with respect to such derivatives. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

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

	As of December 31,
	2012	2013	2014
Our economic interest in Equity One	45.5%	45.2%	43.3%
Shopping centers (1)	160	135	116
Other properties (2)	7	7	6
Properties under development	1	1	1
GLA (millions of square feet) (1)	20.5	18.4	16.2
Occupancy rate (3)	92.1%	92.4%	95.0%
Average annualized base rent (U.S.$ per sq. ft.)	14.58	16.16	17.34

(1)	Includes properties of equity-accounted joint ventures.
(2)	Comprised of office, industrial, residential and storage properties.
(3)	Excludes six office, industrial, residential and storage properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One’s core portfolio. If these properties were included in the occupancy data, the occupancy rate would be 91.7% as of December 31, 2012, 92.5% as of December 31, 2013 and 95.0% as of December 31, 2014.

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,261	1,210	1,188	306
Net operating income	918	874	874	225
Increase in value of investment property and investment property under development, net	538	686	654	168
Same property NOI growth (%)	3.3	3.1	3.0	N/A

The decrease in Equity One’s rental income to NIS 1,188 million (U.S.$ 306 million) for the year ended December 31, 2014 was driven primarily by the net disposition of properties during the years 2014 and 2013. The decrease in Equity One’s rental income to NIS 1,210 million for the year ended December 31,

2013 from NIS 1,261 million for the year ended December 31, 2012 was driven primarily by a lower average U.S.$/NIS exchange rate in the year 2013 compared to the year 2012, offset by property acquisitions, rent commencement of development and redevelopment projects and an increase in expense recovery income.

The following table summarizes Equity One’s leasing activities for the years ended December 31 2012, 2013, and 2014:

	Year Ended December 31,
	2012	2013	2014
Renewals
Number of leases	274	256	261
GLA leased (square feet at end of period, in thousands)	948	1,320	1,386
New contracted annualized rent per leased square foot (U.S.$)	17.67	16.33	16.97
Prior contracted annualized rent per leased square foot (U.S.$)	16.55	14.76	15.66
New Leases
Number of leases	207	158	187
GLA leased (square feet at end of period, in thousands)	720	735	790
Contracted annualized rent per leased square foot (U.S.$)	17.52	26.55	18.67
Total New Leases and Renewals
Number of leases	481	414	448
GLA leased (square feet at end of period, in thousands)	1668	2055	2,176
Contracted annualized rent per leased square foot (U.S.$)	17.61	18.75	17.32
Expired Leases
Number of leases (1)	199	181	145
GLA of expiring leases (square feet at end of period, in thousands)	772	832	644

(1)	Excludes developments and non-retail properties.

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

While throughout 2014 Equity One witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. Equity One assesses that the continued growth and the diversity of its properties portfolio in quality urban markets, together with the lack of availability of commercial properties in the relevant operating regions, which limits competition, will continue to help it counter the effects of existing challenges to its business. It further anticipates that its same-property net operating income for 2015 will reflect an increase over 2014 of 2.75% to 3.5%.

Equity One has 1.6 million square feet of GLA in its consolidated shopping center portfolio with leases expiring in 2015 with an average rent per square foot of U.S.$ 13.82 and another approximately 234.3 thousand square feet of GLA under month-to-month leases. Equity One expects to achieve moderate increases in average rent spreads as it renews or re-leases these spaces, although there is no assurance of such increases.

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

	As of December 31,
	2012	2013	2014
Our economic interest in First Capital	45.6%	45.2%	44.0%
Income-Producing Properties	169	160	153
Properties under development	6	4	5
GLA (millions of square feet)	24.1	23.8	23.5
Occupancy rate	95.6%	95.5%	96.0%
Average annualized base rent (C$ per sq. ft.)	17.51	17.96	18.42

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	2,237	2,216	2,100	540
Net operating income	1,426	1,396	1,318	339
Increase in value of investment property and investment property under development, net	1,121	217	137	35
Same property NOI growth (%) (1)(2)(3)	1.4	2.7	2.8	N/A

(1)	In 2012, 2013 and 2014 including expansion and development, same property NOI growth was 2.3%, 3.7% and 3.2%, respectively.

The decrease in First Capital’s rental income to NIS 2,100 million (U.S.$ 540 million) for the year ended December 31, 2014 from NIS 2,216 million for the year ended December 31, 2013 was driven primarily by a lower average C$/NIS exchange rate in the year 2014 compared to the year 2013 offset by acquisitions and completion of developments and redevelopments. The decrease in First Capital’s rental income to NIS 2,216 million for the year ended December 31, 2013 from NIS 2,237 million for the year ended December 31, 2012 was driven primarily by a lower average C$/NIS exchange rate in the year 2013 compared to the year 2012 which was offset by an increase in base rent and recoveries from tenants as a result of an increase in rental rates due to step-ups and lease renewals, in addition to net acquisitions and developments coming on line.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2012, 2013, and 2014:

	Year Ended December 31,
	2012	2013	2014
Renewals
Number of leases	393	478	600
GLA leased (square feet at end of period, in thousands)	1,301	1,419	2,415
New contracted annualized rent per leased square foot (C$)	18.65	20.13	18.56
Prior contracted annualized rent per leased square foot (C$)	16.95	18.30	16.93
New Leases
Number of leases	425	339	348
GLA leased (square feet at end of period, in thousands)	1,407	1,007	978
Contracted annualized rent per leased square foot (C$)	21.47	21.23	17.07
Total New Leases and Renewals
Number of leases	818	817	948
GLA leased (square feet at end of period, in thousands)	2,708	2,426	3,393
Contracted annualized rent per leased square foot (C$)	20.11	20.59	18.13
Expired Leases
Number of leases	290	352	357
GLA of expiring leases (square feet at end of period, in thousands)	947	687	896

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

In addition, First Capital currently has two residential projects under development (through a joint venture with a third party who engages in the residential development sector; each of the parties owns 50% of the venture) that are adjacent to its shopping centers. one project comprising 246 residential units, which were all sold as of December 31, 2014 and the second project is in an early stage of development.

As of December 31, 2014, Canada’s economy is growing at a moderate pace, yet uncertainty regarding the global economic environment has not dissipated. Consequently, in 2014 the yields on long-term Canadian government bonds were volatile, declining over time. Within this economic environment, First Capital is focusing on maintaining access to all long-term capital resources at the lowest possible cost. In particular, First Capital has continued to attempt to refinance while increasing the terms of its public debentures.

For the year ended December 31, 2014, First Capital’s gross new leasing including development and redevelopment space totaled 978 thousand square feet. Renewal leasing totaled 2,415 thousand square feet with a 9.6% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$ 18.29 at December 31, 2014 before acquisitions and dispositions from C$ 17.74 at December 31, 2013 as a result of leasing and development activity. During 2014, First Capital acquired properties with gross leasable area totaling 469 thousand square feet with an average lease rate of C$ 25.56, bringing the total portfolio average in place rent to C$ 18.42 per square foot at year end. Compared to the year ending December 31, 2013, average lease rate per occupied square foot increased by 2.6%.

During 2014, new term leases on existing space averaged C$ 16.45 per square foot, and renewals averaged C$ 18.56 per square foot. Newly developed space was leased at an average rate of C$ 19.02 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$ 23.0 to C$ 25.0 per square foot range, while the expiring leases during the next three years reflect an average rent per square foot of C$ 17.4.

First Capital intends to continue carrying out selective acquisitions of quality urban properties in attractive locations and properties adjacent to its existing properties, selective sales of properties that are not part of its core business, as well as to continue its development activities.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the NASDAQ OMX Helsinki Stock Exchange. Citycon operates primarily in Finland and Sweden, as well as Denmark, and Estonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2012	2013	2014
Our economic interest inCitycon	48.8%	49.3%	42.8%
Shopping centers (1)	78	72	60
Properties under development	—	1	1
GLA (millions of square feet) (1)	10.8	11.4	11.1
Occupancy rate	95.7%	95.7%	96.3%
Average annualized base rent (Euro per sq. ft.)	23.06	23.95	24.07

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income (1)	1,185	1,406	1,366	351
Net operating income (1)	803	964	948	244
Increase in value of investment property and investment property under development, net	117	126	75	19
Same property NOI growth (%)	4.9	4.6	2.9	N/A

(1)	Including equity-accounted joint venture acquired in 2013.

Citycon’s rental income for the year ended December 31, 2014 compared to the year ended December 31, 2013 decreased by 2.8% due mainly to divestments and weaker Swedish Krona offsets by increase in same property NOI.

The increase in Citycon’s rental income by 18.6% for the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result the acquisition of the Kista Galleria equity-accounted joint venture in January 2013 and due to completion of redevelopment projects of retail properties, acquisitions of additional properties and growth of like-for-like rental income, which were offset by lower average EUR/NIS exchange rate in the year 2013 compared to the year 2012.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2012, 2013, and 2014:

	Year Ended December 31,
	2012	2013	2014
Renewals
Number of leases	137	107	95
GLA leased (square feet at end of period, in thousands)	442	455	332
New contracted annualized rent per leased square foot (EUR)	27.0	25.1	29.2
Prior contracted annualized rent per leased square foot (EUR)	27.1	25.0	30.2
New Leases
Number of leases	655	504	500
GLA leased (square feet at end of period, in thousands)	1,078	1,161	988
Contracted annualized rent per leased square foot (EUR)	21.1	19.4	19.8
Total New Leases and Renewals
Number of leases	792	611	595
GLA leased (square feet at end of period, in thousands)	1,520	1,616	1,320
Contracted annualized rent per leased square foot (EUR)	22.8	20.9	22.2
Expired Leases
Number of leases	1,064	1,117	724
GLA of expiring leases (square feet at end of period, in thousands)	1,615	2,009	1,560

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

The year ending December 31, 2014 continued to be challenging in Finland, while the Swedish economy continued to show signs of recovery. During the reporting period, the consumer confidence index remained relatively stable in all countries in which Citycon operates. In the Nordic countries, the index remained positive, while in Estonia it remained slightly negative.

During 2014, the growth rate of retail sales was positive and strong in Estonia and Sweden, but negative in Finland and Denmark. Furthermore, the consumer price index recorded moderate increases in Finland and Denmark, while in the rest of the countries in which Citycon operates experienced slightly negative inflation. All countries in which Citycon operates, recorded low average unemployment rates relative to the average unemployment rate within the Eurozone.

During the year ended December 31, 2014, Citycon’s occupancy rate, calculated by the economic method on a rental income basis, increased to 96.3% mainly due to decreased vacancy in supermarkets and shops in Finland and in Swedish shopping center portfolio. The average rent level of new lease agreements made during the year increased moderately compared to the previous year.

The average rent of the leases that began in 2014 was EUR 22.2/sq. ft. and the average annualized rent of the leases that ended in 2014 was EUR 23.4/sq. ft. More specifically, in Finland, the average annualized rent increased moderately during 2014 from EUR 25.0/sq. ft. to EUR 25.2/sq. ft., and the occupancy rate increased to 95.6% from 95.1% mainly due to decreased vacancy. In Sweden, during 2014, the average annualized rent decreased from EUR 23.2/sq. ft. to EUR 22.3/sq. ft., while the occupancy rate rose to 96.1% from 95.1%, mainly due to improved occupancy rate in specific properties.

Citycon’s management believes that, as a whole, its existing rental rates correspond to the current rental market. In Sweden, the economic outlook is positive, retail sales have increased and prime rental growth is expected to continue. Also in Estonia retail sales have developed well but rental growth is expected to remain flat as rents are already close to their maximum potential. In Finland the market conditions are more challenging and the weaker outlook for retail sales limits the rental growth potential. This may result in leases being negotiated at somewhat lower rental levels.

Central and Eastern Europe. In Central and Eastern Europe, we own, operate and develop shopping centers through Atrium, which is listed on the Vienna Stock Exchange and on the Euronext Stock Exchange, Amsterdam. Atrium operates primarily in Poland, the Czech Republic, Slovakia, and Russia, as well as Hungary, Romania and Latvia. The following data is presented on a 100% basis.

	As of December 31,
	2012	2013	2014
Our economic interest in Atrium	34.5%	39.8%	41.2%
Shopping centers	156	153	153
Properties under development	1	1	—
GLA (millions of square feet)	13.4	13.6	14.7
Occupancy rate	97.4%	97.6%	97.1%
Average annualized base rent (Euro per sq. ft.)	13.09	13.43	13.46

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,324	1,345	1,373	353
Net operating income	898	915	968	249
Decrease in value of investment property and investment property under development, net	(25)	(101)	(803)	(206)
Same property NOI growth (%)	7.3	3.7	(0.8)	N/A

The increase in Atrium’s rental income by 2.1% for the year ended December 31, 2014 compared to the year ended December 31, 2013 was a result of property acquisition in Poland and completion of development project and rental indexation which was offset by a lower average EUR/NIS exchange rate in 2014 compared to the year 2013.

The increase in Atrium’s rental income by 1.6% for the year ended December 31, 2013 compared to the year ended December 31, 2012 was a result of property acquisitions, mainly in Poland, rental indexation and reduction in the level of temporary discounts previously granted to tenants.

For the years ended December 31, 2009 through 2013, we accounted for our interest in Atrium using the equity method. For further information on our acquisition of Atrium shares during 2014 and 2015 and becoming the sole controlling shareholder of Atrium in 2015, please refer to Note 9(c) and 40(a) to our audited consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes Atrium’s leasing activities for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
Renewals
Number of leases	394	739	580
GLA leased (square feet at end of period, in thousands)	1,720	1,194	1,764
New contracted annualized rent per leased square foot (EUR)	13.20	18.05	12.92
Prior contracted annualized rent per leased square foot (EUR)	13.90	18.49	14.03
New Leases
Number of leases	565	285	251
GLA leased (square feet at end of period, in thousands)	1,084	675	561
Contracted annualized rent per leased square foot (EUR)	17.37	15.60	12.7
Total New Leases and Renewals
Number of leases	959	1,024	831
GLA leased (square feet at end of period, in thousands)	2,804	1,869	2,325
Contracted annualized rent per leased square foot (EUR)	14.82	17.16	12.81
Expired Leases
Number of leases	613	647	659
GLA of expiring leases (square feet at end of period, in thousands)	929	1,019	1,043

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant’s income increases.

During the year ending December 31, 2014, Atrium’s core markets, specifically Poland, the Czech Republic and Slovakia, continued to enjoy improving local demand, which was reflected in a moderate growth in retail sales. The improvement in the job market and increases in real wages have bolstered local demand, which continues to offset the weaker demand from other trade partners within the Eurozone. This contrasts with the situation in Russia, which faced economic sanctions imposed by the West, as well as a sharp fall in oil prices during the second half of the year. As a result, while 2014 saw stable growth in Atrium’s main operating regions, the Russian economy faced many challenges.

A focus on operational efficiency in shopping center management resulted in an increase in Atrium’s operating margin and NOI. In particular, Atrium’s NOI increased 6.9% from EUR 190.8 million for the year ended December 31, 2013 to EUR 204.0 million for the year ended December, 31 2014. Occupancy rates decreased from 97.6% at the end of 2013 to 97.1% at the end of 2014, and same property NOI decrease by 0.8% to EUR 179.6 million for the year ended December 31, 2014 compared to EUR 181.0 million for the year ended December 31, 2013 mainly due to doubtful debtors in Russia.

One of the common realities challenging all real estate investors across many markets is that we are currently operating in a low, flat, or in some cases, negative rental growth environment. This situation is further compounded in the Central and Eastern Europe where some markets are reaching maturity and are therefore becoming more saturated, adding additional pressure on all market participants to improve their professional and property management skills. Atrium’s management believes that the ongoing efforts and proven track record of its strong operational teams, particularly when combined with the various pro-active asset management initiatives it continues to implement, will play a significant role in mitigating the impact of these market conditions.

Germany. We own and operate shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,
	2012	2013	2014
Shopping centers	6	6	3
Other properties	1	1	1
GLA (millions of square feet)	1.1	1.1	0.5
Occupancy rate	92.5%	88.0%	84.7%
Average annualized base rent (Euro per sq. ft.)	13.60	13.93	15.65

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	83	81	75	19
Net operating income	56	53	47	12
Increase (Decrease) in value of investment property and investment property under development, net	(38)	(45)	26	7
Same property NOI growth (%)	(5.0)	(0.5)	(8.7)	N/A

Israel. In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2012	2013	2014
Our economic interest in Gazit Development	75.0%	82.5%	84.7%
Shopping centers	11	11	11
Properties under development	1	2	2
GLA (millions of square feet)	1.4	1.4	1.4
Occupancy rate	98.6%	97.1%	97.5%
Average annualized base rent (NIS per sq. ft.)	108.14	113.09	112.87

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	202	211	216	56
Net operating income	151	159	162	42
Increase in value of investment property and investment property under development, net	35	28	120	31
Same property NOI growth (%)	3.5	3.6	2.3	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,
	2012	2013	2014
Shopping centers	3	4	5
Properties under development	1	1	1
GLA (millions of square feet)	0.25	0.35	0.51
Occupancy rate	90.1%	92.4%	89.3%
Average annualized base rent (BRL per sq. ft.)	52.40	45.30	60.95

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions)			(U.S.$ in millions)
Rental income	31	34	40	10
Net operating income	16	18	30	8
Increase (Decrease) in value of investment property and investment property under development, net	58	(42)	(17)	(4)

Healthcare Properties

Medical Office Buildings

ProMed. We own and operate medical office buildings in the United States through ProMed, our wholly-owned subsidiary. We fully consolidate the results of ProMed.

	As of December 31,
	2012	2013	2014
Medical office buildings	16	16	4
GLA (millions of square feet)	1.5	1.5	0.4
Occupancy rate	96.3%	96.0%	92.7%
Average annualized base rent (U.S.$ per sq. ft.)	30.31	30.45	39.01

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions)			(U.S.$ in millions)
Rental income	193	200	128	33
Net operating income	142	147	94	24
Increase (Decrease) in value of investment property and investment property under development, net	83	(6)	58	15

Other Businesses

Dori Group. Gazit Development indirectly holds 84.9% of the share capital and voting rights of U. Dori Group Ltd., a company listed on the TASE. Prior to April 17, 2011, Gazit-Globe held 36.9% of U. Dori Group Ltd. and on April 17, 2011, it increased its holding in U. Dori Group Ltd. to 73.8% by acquiring the outstanding remaining 50% interest in Acad that it did not previously own. In June 2011, Gazit-Globe sold 100% of Acad, which held a 73.8% interest in U. Dori Group Ltd., to Gazit Development. In September 2014, Gazit Development invested NIS 130 million in Dori Group’s equity, increasing its stake in Dori Group from 73.9% to 84.9%. For further information on financing provided to Dori Group, please refer to Note 9(g) in our audited consolidated financial statements included elsewhere in this Annual Report. Dori Group is primarily engaged in the development and construction of residential projects in Israel and Eastern Europe. We fully consolidate the results of Dori Group:

	Year Ended December 31,
	2012	2013	2014	2014
	(NIS in millions)			(U.S.$ in millions)
Revenues from sale of buildings, land and construction works performed	1,760	1,569	1,355	348
Gross profit (loss)	40	(26)	(298)	(77)

Results of Operations

The following describe line items from our audited consolidated income statements important in understanding our results of operations.

Rental income. Rental income consists of rents earned from tenants under lease agreements, including percentage rents based on tenants’ sales volume, property tax and operating cost recoveries and incidental income, including lease cancellation payments. Tenant inducements, including rent abatements and the costs of certain improvements and other incentives, are deducted from rental income on a straight-line basis over the term of the tenant’s lease in cases where the tenant is considered to be the primary beneficiary of such incentives.

Property operating expenses. Property operating expenses consist primarily of taxes and fees on properties, repairs and maintenance of properties, salaries and other expenses relating to management of properties, insurance, security and utilities.

Revenues from sale of buildings, land and construction work performed. Such revenues primarily consist of revenues from construction works performed by Dori Group and revenues from the sale of residential inventory by Dori Group. Beginning in 2013, it also included revenues from First Capital’s residential development activity.

Cost of buildings sold, land and construction work performed. Cost of buildings sold, land and construction work performed primarily consists of construction work performed and cost of residential inventory sold by Dori Group and First Capital, including the cost of land, raw materials and subcontractors.

Fair Value gain from investment property and investment property under development, net. We apply the fair value model, as prescribed in IAS 40. Investment property consists primarily of shopping centers, other retail space and medical office buildings. Investment property under development consists of shopping centers under development. Investment property and investment property under development are also presented at fair value, which has been determined based on valuations principally conducted by accredited independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, and by management assessments.

General and administrative expenses. Our general and administrative expenses include primarily salaries and other benefits, consulting and professional fees, depreciation, sales and marketing expenses and office maintenance.

Other income. Other income primarily consists of gain from bargain purchase in connection with acquisitions of affiliates, which results from shares in these investees having been acquired at a price lower than the fair value of the affiliates’ identifiable net assets, capital gain and other income.

Other expenses. Other expenses primarily consist of impairment loss, capital loss from property dispositions (including selling costs), and loss from dilution of interest in affiliates.

Company’s share in earnings of equity-accounted investees, net. Company’s share in earnings (losses) of equity-accounted investees, net, primarily consists of our share in the net income (loss) of Atrium. The remainder of our share in earnings (losses) of equity-accounted investees, net, reflects our share in certain joint ventures, primarily of Equity One, Citycon, First Capital and Dori Group with third parties.

Finance expenses. Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on financial derivatives, loss from early redemption of debentures, unwinding of financial derivatives, and exchange rate differences, net of finance expenses carried mainly to cost of real estate under development.

Finance income. Finance income primarily consists of gain from marketable securities, dividend income, interest income, and revaluation of financial derivatives.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax benefit or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from changes in corporate tax rates, deferred taxes resulting from changes in the fair value of financial derivatives, current tax expenses including from disposal of properties and taxes with respect to previous years.

Year ended December 31, 2014 compared to year ended December 31, 2013

	Year Ended December 31,				Year Ended December 31, 2014
	2013	2014	Increase
	(NIS in millions)			Change (%)	(U.S.$ in millions)
Rental income	5,146	4,913	(233)	(5)	1,263
Property operating expenses	1,689	1,584	(105)	(6)	407

Net operating rental income	3,457	3,329	(128)	(4)	856

Revenues from sale of buildings, land and construction works performed	1,672	1,357	(315)	(19)	349
Cost of buildings sold, land and construction works performed	1,688	1,660	(28)	(2)	427

Gross loss from sale of buildings, land and construction works performed	(16)	(303)	(287)	1,794	(78)

Total gross profit	3,441	3,026	(415)	(12)	778
Fair value gain on investment property and investment property under development, net	962	1,053	91	9	271
General and administrative expenses	(610)	(619)	(9)	1	(159)
Other income	218	55	(163)	(75)	14
Other expenses	(74)	(81)	(7)	9	(21)
Company’s share in earnings of equity-accounted investees, net	149	12	(137)	(92)	3

Operating income	4,086	3,446	(640)	(16)	886
Finance expenses	(2,185)	(2,115)	70	(3)	(544)
Finance income	549	157	(392)	(71)	40

Income before taxes on income	2,450	1,488	(962)	(39)	382
Taxes on income	265	405	140	53	104

Net income	2,185	1,083	(1,102)	(50)	278

Rental Income

The decrease of NIS 233 million (U.S.$ 60 million), or 5%, in rental income, or decrease of NIS 30 million (U.S.$ 8 million), or 1%, excluding the impact of currency exchange rates, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	a decrease of NIS 16 million in Citycon primarily from divestments and a weaker Swedish Krona; and

•	a decrease of NIS 10 million in Equity One primarily from disposition of income-producing properties, net of acquisitions; and

•	a decrease of NIS 68 million in ProMed primarily from disposition of properties.

offset by:

•	an increase of NIS 59 million due to acquisitions, the completion of development where average rental rates and recovery terms were higher than the rates and terms of disposed properties as well as from step-ups of rental rates in First Capital;

Property operating expenses

The decrease of NIS 105 million (U.S.$ 27 million), or 6%, in property operating expenses, or decrease of NIS 31 million (U.S.$ 8 million), or 2%, excluding the impact of currency exchange rates, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	a decrease of NIS 57 million due to disposition of properties in ProMed, Equity One, Gazit Germany and Citycon.

offset by:

•	an increase of NIS 28 million primarily from completion of development and redevelopment initiatives and leasing activities;

Property operating expenses, as a percentage of rental income, was 32.2% for the year ended December 31, 2014 compared to 32.8% for the year ended December 31, 2013. The decrease in the percentage is derived primarily from Equity One and Brazil due to a decrease of bad debt expenses and from Citycon, primarily from strict property expenses management supported by a decrease in energy expenses due to a mild winter.

Assuming the average exchange rates of 2013, the net operation rental income in 2014 would have been unchanged from last year.

Same Property NOI

Same-property NOI is primarily impacted by changes in rental rates, operating expenses and the recovery of the latter from tenants, and changes in occupancy.

Same-property NOI increased by NIS 52 million, or 1.7% , for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in same-property NOI was primarily driven by a net increase in rental rates due to rent commencements, renewals, contractual rent increases including indexation increases, as well as from an increase in the same property occupancy rate and an increase in the operating expenses recovery ratio from tenants and a lower bad debt expense.

Revenues from sale of buildings, land and construction works performed

The decrease of NIS 315 million (U.S.$ 81 million), or 19%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due to:

•	a decrease of NIS 220 million in revenues from construction work performed due to an update of estimates and increases in duration of projects; and

•	a decrease of NIS 98 million in revenues from sale of buildings and land mainly from initial revenues of NIS 103 million which were recognized in 2013 by First Capital.

Cost of buildings sold, land and construction works performed

The decrease of NIS 28 million (U.S.$ 7 million), or 2%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	a decrease of NIS 90 million due to the completion of residential projects in the first quarter of 2014.

Offset by:

•	an increase of NIS 68 million due to costs estimates of projects under construction.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2014, the fair value gain of our properties increased by NIS 1,053 million (U.S.$ 271 million), compare with a gain of NIS 962 million, in 2013. The increase in the gain from investment property derives mainly from Gazit Development, ProMed and Gazit Germany and is due a decrease in capitalization rates in 2014 compared with relatively stable capitalization rates in 2013.

With respect to our investment properties in the United States, we have experienced an overall increase in the fair value of our properties during 2014. The availability of low cost capital combined with increased demand from both U.S. and foreign investors has made dominant retail assets in major metropolitan U.S. cities highly sought after. The combined effect of capital flows and low interest rates have led to further cap rate compression during 2014. This compression has been most notable in our target markets of California, the northeastern United States, and South Florida, all of which are particularly constrained in relation to the supply of dominant retail properties. With respect to our investment properties in Northern Europe, we have experienced a yield compression in our Swedish market due to improved market conditions and strong investor demand. In our Baltic markets we have experienced yield compression for prime properties due to stronger economic fundamentals. However, in our Finnish market we have experienced a valuation loss driven by decreasing purchasing-power of consumers and a challenging economic environment resulting in lower market rents, which was offset by moderate yield compression. Lastly, with respect to our investment properties in Canada, during 2014 we have experienced a net fair value gain which was mainly driven by a moderate compression in the weighted average capitalization rates in the Eastern and Central regions and higher overall stabilized NOI from the properties across Canada, partially offset by a valuation loss from development property in the Eastern region.

For additional information regarding average capitalization rates and average market rent per square meter used in the Group’s property valuations, by segment, as of December 31, 2014 and December 31, 2013 as well as sensitivity analysis, please refer to Notes 12 and 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

It is difficult to predict whether these market factors will continue into future periods, and the fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The increase of NIS 9 million (U.S.$ 2 million), or 1%, in general and administrative expenses, or NIS 13 million (U.S.$ 3 million), or 2%, excluding the impact of currency exchange rates, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to an increase in non-recurring employment termination expenses with respect to senior employees at Equity One and First Capital.

Other income

The decrease of NIS 163 million (U.S.$ 42 million), or 75%, in other income, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	decrease of NIS 126 million resulting from a gain from bargain purchase on the acquisition of Atrium’s shares on the stock exchange in 2014 compared to 2013 in which the gain from bargain purchase was with respect to acquisitions made through an investor from the CPI Group; and

•	In 2013 a gain from bargain purchase of NIS 25 million was recognized due to acquisition of Ronson shares by Dori Group.

Other expenses

The increase of NIS 7 million (U.S.$ 2 million) or 9% in other expenses for the year ended December 31, 2014 compared to the year ended December 31, 2013 was due primarily to:

•	an increase of NIS 7 million in loss on the sale of properties with respect to ProMed, Equity One and First Capital, and

•	an increase of NIS 10 million due to amortization of intangible assets allocated to the investment in Dori Group recognized in 2014.

offset by:

•	a decrease of NIS 10 million of loss recognized from dilution in Atrium.

Company’s share in earnings of equity-accounted investees, net

The decrease of NIS 137 million (U.S.$ 35 million) or 92% in Company’s share in earnings of equity-accounted investees, net, for the year ended December 31, 2014 compared to the year ended December 31, 2013 is comprised mainly of:

•	the Company’s share of Atrium’s loss in 2014, in an amount of NIS 98 million, compared to earnings of NIS 127 million in 2013. The decrease in Atrium’s earnings was mainly due to a devaluation (loss) in the fair value on its investment properties and investment properties under development which was larger in 2014 than in 2013, in a net amount of NIS 280 million (the Company’s share), which was offset by lower finance expenses in 2014 than in 2013 in an amount of NIS 22 million (the Company’s share).

offset by:

•	Earnings that the Company recorded in 2014 of NIS 88 million mainly from the fair value gain from investment property partnerships of Citycon, Equity One and First Capital.

Finance expenses

The decrease of NIS 70 million (U.S.$ 18 million), or 3%, in finance expenses, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	a decrease of NIS 76 million resulting from raising debt in 2013 and 2014 at lower interest rates than the debt settled and a decrease in average interest bearing debt in the aforementioned period; and

•	a decrease of NIS 180 million from liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2014 compared to the year ended December 31, 2013; and

•	a decrease of NIS 15 million due to capitalization of more finance expenses in 2014.

partially offset by:

•	an increase of NIS 190 million due to devaluation of financial derivatives (mainly currency swap hedging transactions); and

•	an increase of NIS 12 million in the loss from early redemption of interest bearing liabilities and financial derivatives.

Finance income

The decrease of NIS 392 million (U.S.$ 101 million), or 71%, in finance income, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

•	and a decrease of NIS 428 million gain from the revaluation of financial derivatives, primarily with respect to currency hedging transactions; and

•	a decrease of NIS 16 million in interest income.

partially offset by:

•	an increase of NIS 48 million from the realization of securities and from dividend income.

Taxes on income

Taxes on income amounted to NIS 405 million (U.S.$ 104 million) in the year ended December 31, 2014 compared to NIS 265 million in the year ended December 31, 2013. The increase of NIS 140 Million (U.S.$ 36 Million), or 53%, was due mainly to increased deferred tax expenses of NIS 229 million primarily from higher fair value gains from investment property and investment property under development in 2014 compared with 2013, offset by a change in the Company’s expectation regarding the utilization of carryforward tax losses against gains on financial derivatives and marketable securities in 2013. In 2014, the Group companies’ current tax expenses totaled NIS 167 million (of which NIS 155 million is with respect to the disposal of properties), net of current tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 53 million in 2013. Moreover, tax expenses of NIS 9 million were recorded in 2014, with respect to prior years, as same as in 2013.

Year ended December 31, 2013 compared to year ended December 31, 2012

	Year Ended December 31,		Increase (decrease)
	2012	2013
	(NIS in millions)			Change (%)
Rental income	5,249	5,146	(103)	(2)
Property operating expenses	1,705	1,689	(16)	(1)

Net operating rental income	3,544	3,457	(87)	(2)

Revenues from sale of buildings, land and construction	1,760	1,672	(88)	(5)
Cost of buildings sold, land and construction works performed	1,720	1,688	(32)	(2)

Gross profit (loss) from sale of buildings, land and construction works performed	40	(16)	(56)	(140)

Total gross profit	3,584	3,441	(143)	(4)
Fair value gain on investment property and investment property under development, net	1,938	962	(976)	(50)
General and administrative expenses	(673)	(610)	63	(9)
Other income	164	218	54	33
Other expenses	(47)	(74)	(27)	57
Company’s share in earnings of equity-accounted investees, net	299	149	(150)	(50)

Operating income	5,265	4,086	(1,179)	(22)
Finance expenses	(2,214)	(2,185)	29	(1)
Finance income	120	549	429	358

Income before taxes on income	3,171	2,450	(721)	(23)
Taxes on income	758	265	(493)	(65)

Net income	2,413	2,185	(228)	(9)

Rental Income

The decrease of NIS 103 million (U.S.$ 26 million), or 2%, in rental income, or increase of NIS 216 million (U.S.$ 56 million), or 4%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

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

Property operating expenses

The decrease of NIS 16 million (U.S.$ 4 million), or 1%, in property operating expenses, or increase of NIS 92 million (U.S.$ 24 million), or 5%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

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

Revenues from sale of buildings, land and construction work performed

The decrease of NIS 88 million (U.S.$ 23 million), or 5%, in revenues from sale of buildings, land and construction work performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due to:

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

Cost of buildings sold, land and construction work performed

The decrease of NIS 32 million (U.S.$ 8 million), or 2%, in cost of buildings sold, land and construction work performed, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	a decrease of NIS 134 million due to costs arising from less construction work in which Dori Group was engaged in compared to the year ended December 31, 2012 and due to an increase in the costs estimates in projects under construction.

offset by:

•	an increase of NIS 93 million due to the initial costs in the year ended December 31, 2013 from the sale of residential inventory by First Capital; and

•	an increase of NIS 5 million due to costs arising from the sale of buildings and land in Dori Group compared to the year ended December 31, 2012.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2013, the fair value of our properties increased by NIS 962 million (U.S.$ 247 million), due mainly to increase in the fair value of Equity One’s, Citycon’s and First Capital’s properties. This compares to a fair value gain during the year ended December 31, 2012 of NIS 1,938 million. The decrease of NIS 976 million (U.S.$ 251 million) in the fair value gain in 2013 compared to 2012 was due mainly to First Capital, deriving from a decrease in capitalization rates in 2012 compared with relatively stable capitalization rates in 2013.

With respect to our investment properties in the United States, we experienced an overall increase in the fair value of our properties during 2013. A significant factor in the overall increase is compression in the weighted average capitalization rates caused by historically low borrowing costs and increased demand for dominant retail properties in the markets in which we operate. This compression has been most notable in our target markets of California, the northeastern United States, and South Florida, all of which are particularly constrained in relation to the supply of dominant retail properties. With respect to our investment properties in Northern Europe, weighted average capitalization rates and average market rents in our Finnish and Swedish markets remained largely unchanged during 2013, however we experienced a yield compression and increase in the average market rents in our Baltic countries market due to strong economic fundamentals. Lastly, with respect to our investment properties in Canada, we experienced during 2013 a moderate compression in weighted average capitalization rates, which along with certain improvement in the stabilized NOI from the properties, were the main drivers to the fair value gain in Canada.

It is difficult to predict whether these market factors will continue into future periods, and the fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The decrease of NIS 63 million (U.S.$ 16 million), or 9%, in general and administrative expenses, or NIS 94 million (U.S.$ 24 million), or 4%, excluding the impact of currency exchange rates, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to a decrease at Equity One and Citycon, as a result of a decrease in legal expenses, professional consultancy expenses and salary expenses, and additional saving in administrative expenses as a result of structural changes in 2012, which included the privatization of Gazit America.

Other income

The increase of NIS 54 million (U.S.$ 14 million), or 33%, in other income, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	increase of NIS 39 million resulting from a gain from bargain purchase on the acquisition of Atrium’s shares from CPI in 2013 compared to 2012 in which the gain from bargain purchase was with respect to acquisitions made through trades on the Vienna Stock Exchange; and

•	increase of NIS 25 million resulting from a gain from bargain purchase of Ronson shares by Dori Group.

Other expenses

The increase of NIS 27 million (U.S.$ 7 million) or 57% in other expenses for the year ended December 31, 2013 compared to the year ended December 31, 2012 was due primarily to an increase of NIS 32 million in loss on sale of properties with respect to Equity One and First Capital.

Company’s share in earnings of equity-accounted investees, net

The decrease of NIS 150 million (U.S.$ 39 million) or 50% in Company’s share in earnings of equity-accounted investees, net, for the year ended December 31, 2013 compared to the year ended December 31, 2012 is comprised mainly of:

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

Finance expenses

The decrease of NIS 29 million (U.S.$ 7 million), or 1%, in finance expenses, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

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

Finance income

The increase of NIS 429 million (U.S.$ 110 million), or 358%, in finance income, for the year ended December 31, 2013 compared to the year ended December 31, 2012, was due primarily to:

•	an increase of NIS 418 million gain from the revaluation of financial derivatives, primarily with respect to currency hedging transactions; and

•	an increase of NIS 39 million in interest income.

partially offset by:

•	a decrease of NIS 23 million from the realization of securities and from dividend income.

Taxes on income

Taxes on income amounted to NIS 265 million (U.S.$ 68 million) in the year ended December 31, 2013 compared to NIS 758 million in the year ended December 31, 2012. The decrease was due mainly to deferred tax expenses of NIS 203 million primarily with respect to a decrease in deferred tax expenses amounting to NIS 303 million arising from a lower increase in the fair value of investment property and investment property under development in 2013 compared with 2012, changes in the Company’s and a subsidiary’s estimation, net of the ability to offset tax losses against gains from hedge transactions and others, in the amount of NIS 72 million, and a total of NIS 104 million resulting from a decrease in the tax rate in Finland starting in 2014. Our current tax expenses totaled NIS 53 million in the reporting period, compared with expenses of NIS 19 million in 2012.

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

Our public subsidiaries and affiliates have traditionally satisfied their own short-term liquidity and long-term capital requirements in their local markets. We or our wholly-owned subsidiaries have from time to time purchased their equity when they have issued equity in their local public markets. In addition, while Gazit-Globe has not generally made shareholder loans to our principal public subsidiaries and affiliates, Equity One, First Capital, Citycon or Atrium, Gazit-Globe has in the past invested in convertible debentures issued by First Capital, Citycon and Atrium.

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

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, and Atrium. In the year ended December 31, 2014, we received dividend payments in the amount of NIS 764 million (U.S.$ 197 million) from these subsidiaries and affiliate. In 2013, we received dividend payments in the amount of NIS 690 million from these subsidiaries. In 2012, we received dividend payments in the amount of NIS 675 million from these subsidiaries and interest payments in the amount of NIS 9 million on account of debt securities that we held in Citycon.

Because a significant portion of our operations are conducted through public subsidiaries and affiliates, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries and affiliates.

As of December 31, 2014, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 1.3 billion (U.S.$ 339 million). As of December 31, 2014, we had revolving credit lines on a consolidated basis in the total amount of NIS 11.9 billion (U.S.$ 3.1 billion), of which we had drawn a total of NIS 1.7 billion (U.S.$ 0.4 billion) and had NIS 10.2 billion (U.S.$ 2.6 billion) available for immediate drawdown. In total, our liquid assets and approved unutilized credit facilities as of December 31, 2014 amounted to NIS 11.5 billion (U.S.$ 3.0 billion) on a consolidated basis. As of December 31, 2014, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 44.4 billion (U.S.$ 11.4 billion). Our interest-bearing debt on a consolidated basis was NIS 36.4 billion (U.S.$ 9.3 billion) (excluding NIS 1.3 billion (U.S.$ 322 million) of convertible debentures) as of December 31, 2014.

As of December 31, 2014, we had a working capital deficiency of NIS 2,079 million (U.S.$ 533 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 10.2 billion (U.S.$ 2.6 billion) was available for immediate drawdown as of December 31, 2014) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

As of December 31, 2014, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 428 million (U.S.$ 110 million). As of December 31, 2014, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 4.1 billion (U.S.$ 1.1 billion), of which they had drawn a total of NIS 0.9 billion (U.S.$ 0.2 billion) and had NIS 3.2 billion (U.S.$ 0.8 billion) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2014, amounted to NIS 3.7 billion (U.S.$ 0.9 billion) on a consolidated basis. As of December 31, 2014, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 1.8 billion (U.S.$ 0.5 billion). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 13.9 billion (U.S.$ 3.6 billion) as of December 31, 2014.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2014, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 10.9 billion (U.S.$ 2.8 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.0 billion (U.S.$ 0.8 billion). As of December 31, 2013, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 10.8 billion (U.S.$ 2.8 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.9 billion (U.S.$ 1.0 billion).

The following table sets forth information regarding the credit facilities and other indebtedness to which Gazit-Globe and its private subsidiaries are party as of December 31, 2014:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various(1)	861	2.1	3,234	4,127	2.6%
Term Loan	EUR	472	4.1	N/A	N/A	2.7%
Term Loan	U.S.$	687	9.6	N/A	N/A	5.8%
Term Loans	U.S.$	260	7.2	N/A	N/A	7.0%
Fixed-Rate mortgages	NIS+Israeli CPI	649	5.0	N/A	N/A	2.6%
Floating-Rate mortgages	NIS	55	0.7	N/A	N/A	3.3%

Total		2,984

(1)	NIS 26 million is denominated in EUR, NIS 332 million is denominated in C$ and NIS 397 million is denominated in U.S.$. and the remainder is denominated in NIS net of NIS 32 million of deferred expenses.

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2014:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/ Denominations
	(NIS in millions)	(NIS in millions)
Series A	164	132	6.50%	6.18%	2017	U.S. dollar
Series B	114	98	2.17%	2.27%	2016	Euro
			EURIBOR+2%
Series C	766	954	4.95%	4.88%	2018	increase in the Israeli CPI
Series D	2069	2463	5.10%	5.02%	2021	increase in the Israeli CPI
Series E	556	548	0.95%	1.45%	2017	None/NIS
			TELBOR+0.7%
Series F	570	567	6.40%	6.73%	2016	None/NIS
Series I	1223	1441	5.30%	5.58%	2018	increase in the Israeli CPI
Series J (Secured)	727	847	6.50%	5.76%	2019	increase in the Israeli CPI
Series K	2653	2937	5.35%	4.35%	2024	increase in the Israeli CPI
Series L	865	881	4.00%	3.82%	2027	increase in the Israeli CPI
Non-listed issued by wholly-owned subsidiary	17	20	4.57%	4.98%	2015	increase in the Israeli CPI

Total		10,888

Gazit-Globe’s revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries and affiliates. Gazit-Globe’s Series J notes are secured by interests in properties owned by Gazit Development. For further information on the debentures’ terms and maturity table see Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, include: (i) maintenance of a ratio of actual drawn credit to value of securities (listed securities of public subsidiaries and affiliates of Gazit-Globe) of 47.5% to 91%, (ii) maintenance of minimum shareholders’ equity excluding non-controlling interests of NIS 3.75 billion for Gazit-Globe on a consolidated basis, (iii) maintenance of a ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, not in excess of 75%, (iv) maintenance of a ratio of net interest bearing liabilities to value of total assets, on an expanded solo basis, not in excess of 77.5% based on the equity method for investments in investees, (v) a requirement that shareholders’ equity for Atrium (attributable to equity holders of Atrium) not be less than EUR 1.5 billion, (vi) maintenance of a ratio of Atrium’s net interest bearing liabilities to total assets not above 45%, (vii) maintenance of a ratio of annual dividend from First Capital shares which are held as collateral, to interest expense on actual drawn credit, over any three consecutive quarters shall not be less than 1.5 (or 1.75, subject to shareholders equity lower than NIS 5.5 billion or if the ratio of the consolidated net financial debt exceeds 62.5%), (viii) Company maintenance of average quarterly EPRA Earnings (FFO calculated according to EPRA), over any two consecutive quarters, will be not less than NIS 60 million, (ix) maintenance of a ratio of Citycon’s equity (including capital loans, but excluding non-controlling interests, the fair value of derivatives and the tax effect thereof) to Citycon’s total assets of not less than 30%, (x) maintenance of a ratio of Citycon’s EBITDA (with certain adjustments) to Citycon’s net financial expenses of not less than 1.6, (xi) maintenance of the percentage of First Capital’s shares pledged will be no less than 26% (20% on a diluted basis and, if there is another holder of First Capital’s shares who owns over 19.99% of its share capital, the Company will pledge additional shares such that the Company’s proportion shall exceed such amount by at least 10%, (xii) but in no event less than 34% of First Capital’s share capital, (xiii) maintenance of a ratio of First Capital’s net financial debt proportional to the shares pledged, with the addition of the leverage that is reflected by the amount utilized out of the relevant credit facility, to First Capital’s EBITDA not in excess of 14.2 and not in excess of 13.5 over any three consecutive quarters, (xiv) maintenance of a ratio of First Capital’s EBITDA to First Capital’s financial expenses of not less than 1.55x or 1.75x during three consecutive quarters, (xv) maintenance of the ratio First Capital’s net financial debt proportional to the shares pledged, with the addition of the utilized credit out of the total credit facility, to the proportion of First Capital’s real estate value (by the ratio of First Capital’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xvi) the ratio of Equity One’s EBITDA (as adjusted) to Equity One’s finance expenses shall not be less than 1.65, (xvii) the ratio of the sum of Equity One’s net interest bearing debt and the utilized (outstanding amount) under the relevant credit facility to Equity One’s consolidated adjusted EBITDA shall not exceed 14, and the ratio of the interest bearing debt and the outstanding amount under the credit facility to Equity One’s consolidated NOI shall not exceed 13, (xviii) maintenance of the ratio of actual drawn credit to value of securities (pledged Citycon shares whose securities value is the average of its market value and net asset value) shall not exceed 70%, (xix) maintenance of the ratio of Citycon shares used as collateral shall not be less than 30% of Citycon’s share capital, (xx) maintenance of the ratio of EQY shares pledged or not pledged to any party shall not be less than 28% of EQY’s share capital on a fully diluted basis, and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital., (xxi) ratio of dividends from Equity One shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters, (xxii) ratio of Equity One’s interest bearing debt proportional to the shares pledged, with the addition of the utilized credit out of the total credit facility, to the proportion Equity One’s real estate value (by the ratio of Equity One’s shares that are pledged) shall not exceed 82.5%, (xxiii) maintenance of the ratio of actual drawn credit to value of securities (Equity One’s shares by average of market value and net asset value) shall not exceed 70% and (xxiv) the number of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of financial institution who does not manage third parties funds for any third party that holds 15% or more of CTY’s share capital, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution of the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY. As of December 31, 2014, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

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

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintenance of minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; a ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; the credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: absence of change of control; and, any event in which would cause the Company to be required to immediately redeem any of its other listed debentures in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), will trigger the immediate redemption of the debentures (series L).

In addition for our debentures (series K), the Company has agreed to comply with the following covenants: maintenance of minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; a ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; the credit rating of its debentures in the last of the four abovementioned quarters shall be higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which would cause the Company to be required to immediately redeem any of its other listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) will trigger the immediate redemption of the debentures (series K). As of the reporting rate, the Company is in compliance with the above covenants.

We believe, based on currently proposed plans and assumptions relating to Gazit-Globe’s operations, that its existing financial arrangements will be sufficient to satisfy its cash requirements for at least the next twelve months.

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One’s indebtedness as of December 31, 2014:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (U.S.$ in thousands)	Maturity (years)
Unsecured debentures	U.S.$	5.02	5.07	727,328	4.3
Mortgages	U.S.$	6.03	5.40	309,140	4.4
Unsecured Term Loan (U.S.$ 250 million) (1)	U.S.$	2.62	2.62	250,000	4.1
Unsecured credit facilities: Bank Syndicate (U.S.$ 600 million) (2)	U.S.$	1.22	1.22	37,000	4.0
City National Bank of Florida ($5 million)(3)	U.S.$	—	—	—	0.4

Total				1,323,468

(1)	Interest rate represents the effective fixed interest rate according to interest rate swap transactions entered into by Equity One.
(2)	As of December 31, 2014, U.S.$ 598 million was the maximum availability of which U.S.$ 37 million was drawn.
(3)	As of December 31, 2014, the credit facility was unutilized.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total debt to total assets not in excess of 60%, (ii) maintenance of a ratio of secured debt to value of total assets not in excess of 40%, (iii) maintenance of a ratio of EBITDA to debt service (principal and interest payments) at a minimum level of 1.50x, (iv) maintenance of a ratio of unsecured debt to unsecured assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.75x, (vi) maintenance of a ratio of the amount of investments in non-income-producing properties (with respect to investment in vacant land, properties under development, mortgage loans, equity securities and investments in unconsolidated affiliates) to Equity One’s total assets not in excess of 35%, (vii) budgeted development investments are not to exceed 20% of the total assets value, and (viii) investments in mortgage loans and mezzanine loans are not to exceed 10% of the total asset value. As of December 31, 2014, Equity One was in compliance with all of these covenants.

In light of the resources that are available to Equity One, mainly unutilized and committed credit facilities available for immediate drawdown in the amount of U.S.$ 566 million (NIS 2,201 million) as of December 31, 2014, and cash and cash equivalents in the amount of U.S.$ 27.7 million (NIS 108 million) as of December 31, 2014, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2014:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures (1)	C$	4.71	4.81	2,149,174	7.0
Unsecured convertible debentures	C$	5.08	6.35	373,277	3.7
Mortgages	C$	5.00	4.68	1,176,982	3.8
Unsecured credit facilities (C$800 million)(2)	C$	—	—	—	2.5
Secured credit facilities (C$75 million)(2)	C$	—	—	—	1.0

				3,699,433

(1)	After the reporting date, First Capital completed an offering in Canada of C$ 90 million par value (NIS 302 million) unsecured debentures (Series S) by way of an expansion of a listed series. The debentures bear a fixed annual interest at the rate of 4.32%, and mature on July 31, 2025.
(2)	As of December 31, 2014, the total availability for immediate drawdown amounted to C$ 832.8 million, net of letter of credits provided.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of debt to total assets not in excess of 65%, (ii) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (iii) maintenance of a ratio of EBITDA to debt service (principal and interest payments) at a minimum level of 1.5x, (iv) a requirement that First Capital’s average equity over the last four consecutive quarters may not fall below C$ 1.4 billion, (v) maintenance of a ratio of unpledged assets (not including properties under development) to unsecured debt at a minimum level of 1.3x, and (vi) maintenance of ratio of secured debt to total assets shall not exceed 40%. As of December 31, 2014, First Capital was in compliance with all of these covenants.

In light of the resources that are available to First Capital as of December 31, 2014, mainly unused and committed credit facilities available for immediate drawdown in the amount of C$ 832.8 million (NIS 2,797 million) as of December 31, 2014, and cash and cash equivalents in the amount of C$ 17.3 million (NIS 58 million) as of December 31, 2014, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that First Capital will meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from property dispositions.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2014:

Debt Instrument(1)	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR	3.38	3.54	977,705	6.5
Unsecured credit facility (EUR 500 million)- variable interest (2)	SEK	1.11	1.11	103,860	5.0
Other unsecured debts-variable interest (2)	EUR	1.06	1.06	17,500	2.0
Other unsecured debts-fixed interest	SEK	4.25	4.25	10,199	0.8

				1,109,264

(1)	Excluding commercial papers amounting to EUR 68.4 Million.
(2)	Citycon has entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 58.6 million of these variable interest loans.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total asset value not below 32.5% , (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of a minimum of 1.8, (iii) maintenance of a ratio of secured debt to total debt that shall not exceed 7.5%, (iv) absence of change of control as defined in the agreement, and (v) further with respect to the EUR 500 million and EUR 350 million Eurobond issuances, Citycon has committed to maintain the solvency ratio at below 65% and the secured solvency ratio at below 25%. In addition, change of control as defined in the debentures agreement will entitle the holders to the right of early redemption of the debentures. As of December 31, 2014, Citycon was in compliance with all of these covenants.

Since Citycon’s strategy is based on expansion, Citycon will need both equity capital and borrowings. Its goal is to arrange financing on a long term basis and to avoid any large concentration of maturity dates for its indebtedness. Citycon aims to guaranty the availability and flexibility of financing through unused credit lines and by using several banks and financing methods.

In light of the fact that resources that are available to Citycon are mainly unused and committed credit facilities in the amount of EUR 397.5 million (NIS 1,878 million) and unutilized cash pools amount to EUR 17.9 million (NIS 85 million) and EUR 380 million and EUR 17 million as of December 31, 2014 and December 31, 2013, respectively, and cash and cash equivalents amount to EUR 34 million (NIS 162 million) and EUR 38 million as of December 31, 2014 and December 31, 2013, respectively, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term debt refinancing and disposals of investment properties may be considered by Citycon.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2014:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Floating rate unsecured debentures	EUR	4.00	4.52	83,652	2.6
Fixed rate debentures(1)	EUR	3.80	3.97	699,061	6.6
Floating rate debentures	Czech Krona	1.62	1.94	25,219	0.6
Secured loans at fixed rate	EUR	3.10	3.62	48,318	3.0
Secured loan at floating rate	EUR	4.37	4.63	211,827	4.2
Unsecured credit facilities (EUR 50 million)	EUR	—	—	—	5.0

				1,068,076

(1)	Includes EUR 5.4 million in secured debentures, while the remainder debentures are unsecured.

Atrium’s debt is subject to several customary financial covenants including solvency ratios, debt coverage ratios and assets to debt ratio. As of December 31, 2014, Atrium is in compliance with all these covenants.

As of December 31, 2014 and December 31, 2013, Atrium had cash and cash equivalents of EUR 425.2 million (NIS 2,009 million) and EUR 305.6 million, respectively. Atrium management plans to meet its contractual obligations to repay its debt through a combination of additional sources, including additional and replacement secured and unsecured credit facilities, proceeds from the issuance of equity and convertible securities, proceeds from property dispositions and available cash.

Dori Group

The following table sets forth information regarding Dori Group’s indebtedness as of December 31, 2014:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (NIS in thousands)	Maturity (years)
Unsecured debentures	NIS	5.12	5.97	66,427	2015
Unsecured debentures	Israeli CPI	5.12	5.44	413,950	2015-2021
Long term loans and credit	NIS	3.4-4.3	3.4-4.3	16,035	2015-2019
Short term loans and credit	NIS	2.45-5.25	2.45-5.25	105,435	2015

				601,847

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of ratio of equity to total assets on consolidated basis shall not be less than 15%, (ii) maintenance of ratios of equity to total assets on consolidated basis in investees shall not be less than 13%-20%; (iii) U. Dori Construction Ltd. (“Dori Construction”) equity (excluding non-controlling interests) shall not be less than NIS 100 million, (iv) liquidity (cash and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively, (v) a ratio of Dori Construction’s financial debt to its capital of no more than 70% (vi) a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital, (vii) a ratio of debt to total assets at Dori Construction and its subsidiary of no more than 30%, (viii) Dori Construction has undertaken not to pledge its assets or to transfer them to third parties, and (ix) the financing bank’s share shall not exceed 30% of the financial debt (including guarantees) of Dori Construction Ltd. (x) an undertaking of Dori Construction not to draw on shareholders’ loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank. As of December 31, 2014, Dori Group and Dori Construction were not in compliance with certain covenants for which waivers were received. Please also refer to Note 22(d)(6) to our audited consolidated financial statement included elsewhere in this Annual Report.

In addition, within the framework of debentures (series G), Dori Group committed to comply with the following covenants: equity of not less than NIS 200 million in the three preceding quarters and a ratio of financial debt to CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (series G), other than under the circumstances specified in the trust deed. As of December 31, 2014, Dori Group is in compliance with its covenants.

Within the framework of its debentures (series A), Dori Construction committed to comply with the following covenants: the ratio of net financial debt to EBITDA is not to exceed 8, with the provision that equity is not to fall below NIS 100 million; and the ratio of equity to total assets is not to be less than 12%, with the provision that equity is not to fall below NIS 120 million. Moreover, Dori Construction committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series, other than under the circumstances specified in the trust deed.

As of December 31, 2014, Dori Construction is not in compliance with the financial ratios prescribed in the trust deed of its debentures and, in the interest of caution, is deemed to be a breach of financial ratios according to the trust deed. As a result the holders of the debentures might have a claim for an immediate redemption. Dori Construction classified its debentures as a current liability.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase
	2012	2013	2014	2012 Vs 2013
	(NIS in millions)			(%)
Net cash provided by operating activities	1,368	1,189	1,026	(13)
Net cash used in investing activities	(4,621)	(2,208)	(768)	(52)
Net cash provided by (used in) financing activities	3,490	428	(701)	(88)
Cash and cash equivalents, end of period	1,683	1,018	650	(40)

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our income producing properties (rental and other revenues less property operating expenses) and dividends from joint ventures, less cash flow used in construction works performed by Dori Construction, general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 1,026 million (U.S.$ 264 million) for the year ended December 31, 2014 compared to NIS 1,189 million for the year ended December 31, 2013. The decrease of NIS 163 million, or 14%, was due primarily to negative cash flows from activity in the field of construction works.

Net cash provided by operating activities totaled NIS 1,189 million for the year ended December 31, 2013 compared to NIS 1,368 million for the year ended December 31, 2012. The decrease of NIS 179 million, or 13%, was due primarily to time differences and non-recurring dividends from a joint venture recorded in 2012 amounted to NIS 282 million, which was offset by interest received due to the unwinding of hedge transactions amounting to NIS 187 million and lower interest paid.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred with respect to developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 768 million (U.S.$ 197 million) for the year ended December 31, 2014 compared with NIS 2,208 million used in investing activities for the year ended December 31, 2013. The decrease of NIS 1,440 million in cash used for investing activities, or 65%, was due primarily to decrease of NIS 236 million (U.S.$ 61 million) with respect to the acquisition of investment properties, net of cash flows from disposition, for the year ended 2014 compared with the year ended 2013 and a decrease of NIS 962 million (U.S.$ 247 million) in investments and loans to investees for the year ended 2014 compared with the investment in 2013.

Net cash used in investing activities totaled NIS 2,208 million for the year ended December 31, 2013 compared with NIS 4,621 million used in investing activities for the year ended December 31, 2012. The increase of NIS 2,413 million, or 52%, was due primarily to a decrease of NIS 3,327 million with respect to the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2013 compared with the year ended 2012 offset by a decrease of NIS 224 million in the net proceeds from the net sale of financial assets and the grant of loans for the year ended 2013 compared to the year ended 2012, and an increase of NIS 1,009 million in investments and loans to investees for the year ended 2013 compared with the investment in 2012.

Net Cash Provided by (Used for) Financing Activities

Net cash provided by (used for) financing activities consists primarily of capital issuance by Gazit-Globe and its subsidiaries, proceeds from obtaining loans, proceeds from credit facilities and the issuance of debentures and convertible debentures, less repayment and redemption of debt, acquisition of non-controlling interests and dividends paid to shareholders.

Net cash used in financing activities totaled NIS 701 million (US$ 180 million) for the year ended December 31, 2014 compared with NIS 428 million net cash provided by financing activities for the year ended December 31, 2013. The decrease of NIS 1,129 million, or 264%, is due primarily to a decrease of NIS 2,183 million (U.S.$ 561 million) in net debenture issuance compared to the year ended December 31, 2013, offset by an increase of NIS 1,458 million (U.S.$ 375 million) in capital issuance.

Net cash provided by financing activities totaled NIS 428 million for the year ended December 31, 2013 compared with NIS 3,490 million net cash provided by financing activities for the year ended December 31, 2012. The decrease of NIS 3,062 million, or 88%, is due primarily to the lower receipt of long-term loans, decrease in capital issuance to non-controlling interests compared to the year ended December 31, 2012 offset by an increase of capital issuance by the Company as well as lower repayments of debentures and amounts received due to unwinding of hedge transactions.

2014. During the year ended December 31, 2014, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 2,483 million, comprised of the issuance of equity amounting to NIS 118 million in Gazit-Globe, C$ 120 million of equity securities by First Capital, U.S.$ 145 million of equity securities by Equity One, EUR 313 million of equity securities by Citycon and NIS 4 million of equity securities by Gazit Development; and

•	the issuance of debentures, net of repayments, amounting to NIS 2,484 million, comprised of the net issuance of C$ 277 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 167 million, net issuance of EUR 327 million by Citycon, and net repayment of debentures by Dori Group and its subsidiary in the amount of NIS 96 million; and

offset by:

•	acquisition of non-controlling interests amounting to NIS 325 million;

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 4,529 million, comprised of NIS 585 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 187 million repaid by Equity One, C$ 177 million repaid by First Capital, and EUR 572 million repaid by Citycon; and

•	dividend distributions amounting to NIS 1,057 million mainly comprised of NIS 318 million paid by Gazit-Globe, U.S.$ 67 million paid by Equity One, C$ 95 million paid by First Capital and EUR 34 million paid by Citycon.

2013. During the year ended December 31, 2013, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,025 million, comprised of the issuance of equity amounting to NIS 489 million in Gazit-Globe, C$ 5 million of equity securities by First Capital, U.S.$ 5 million of equity securities by Equity One, EUR 99 million of equity securities by Citycon and NIS 27 million of equity securities by U. Dori Construction Ltd.; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 4,667 million, comprised of the net issuance of C$ 442 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 923 million, net issuance of EUR 428 million by Citycon, and net repayment of debentures by Dori Group and its subsidiary in the amount of NIS 115 million; and

offset by:

•	acquisition of non-controlling interests amounting to NIS 102 million; and

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 4,558 million, comprised of NIS 1,195 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 94 million repaid by Equity One, C$ 235 million repaid by First Capital, and EUR 476 million repaid by Citycon; and

•	dividend distributions amounting to NIS 996 million mainly comprised of NIS 298 million paid by Gazit-Globe, U.S.$ 71 million paid by Equity One, C$ 96 million paid by First Capital and EUR 25 million paid by Citycon.

2012. During the year ended December 31, 2012, we financed our activities primarily by:

•	the issuance of equity amounting to NIS 1,835 million, comprised of the issuance of equity amounting to NIS 3 million in Gazit-Globe, C$ 317 million of equity securities by First Capital, U.S.$ 79 million of equity securities by Equity One and EUR 49 million of equity securities by Citycon; and

•	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 2,991 million, comprised of the net issuance of C$ 340 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 959 million and net issuance of EUR 140 million by Citycon, and offset by:

•	acquisition of non-controlling interests amounting to NIS 263 million; and

•	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 156 million, comprised of NIS 110 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 242 million received by Equity One, C$ 87 million repaid by First Capital, EUR 138 million repaid by Citycon; and

•	dividend distributions amounting to NIS 917 million comprised of NIS 264 million paid by Gazit-Globe, U.S.$ 55 million paid by Equity One, C$ 83 million paid by First Capital and EUR 22 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe’s Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces in the fourth quarter of each year the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. On April 23, 2014, Gazit-Globe paid a quarterly cash dividend of NIS 0.45 (U.S.$ 0.12) per share. On July 8, 2014, Gazit-Globe paid a quarterly cash dividend of NIS 0.45 (U.S.$ 0.12) per share. On October 1, 2014, Gazit-Globe paid a quarterly cash dividend of NIS 0.45 (U.S.$ 0.12) per share. On December 29, 2014, Gazit-Globe paid a quarterly cash dividend of NIS 0.45 (U.S.$ 0.12) per share. On April 14, 2015, Gazit-Globe paid a quarterly cash dividend of NIS 0.46 (U.S.$ 0.12) per share.

In November 2014, we announced that our minimum dividend to be declared in 2015 will not be less than NIS 0.46 (U.S.$ 0.12) per share per quarter (NIS 1.84 (U.S.$ 0.47) per annum).

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

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2014. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries), with each of our public subsidiaries and affiliates being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

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

Assets Summary Table

Name of Company/Region	Type of Security/Property	Holding (Number of Shares)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
		In millions
Equity One	Shares (NYSE)	53.9	3,465	891	5,312	1,366
First Capital	Shares (TSX)	95.1	5,121	1,318	5,962	1,533
Citycon	Shares (OMX)	254.1	3,338	858	3,098	797
Atrium	Shares (Euronext,VSX)	154.6	4,079	1,049	2,988	768
Dori Group (4)	Shares (TASE)	168.5	(20)	(5)	53	14
Dori Group (4)	Capital note	—	184	47	—	—
Property in Europe	Income-producing property	—	478	122	—	—
Land in Europe (5)	property under development and land	—	196	50	—	—
ProMed	Income-producing property	—	689	177	—	—
Brazil	Income-producing property and property under development	—	904	232	—	—
Israel (5)	Income-producing property	—	2,114	544	—	—
Land in Israel (5)	property under development and land	—	247	64	—	—

Total book value			20,795	5,347

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2014 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries and affiliates is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and affiliate on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2014 as determined in accordance with IAS 40 or IAS 16 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2014.
(4)	Represents the economic interest in Dori Group.
(5)	Presented according to the proportionate consolidation method (84.7%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates as of December 31, 2014, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company/Region	Type of Security	Holding (Number of Shares)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
		In millions
Equity One	Shares (NYSE)	53.9	3,465	891	5,312	1,366
First Capital	Shares (TSX)	95.1	5,121	1,318	5,962	1,533
Citycon	Shares (OMX)	254.1	3,338	858	3,098	797
Atrium	Shares (Euronext,VSX)	154.6	4,079	1,049	2,988	768
Gazit Germany	Shares	—	175	45	—	—
Gazit Development	Shares	—	420	108	—	—
ProMed	Shares	—	139	35	—	—
Brazil	Shares	—	882	226	—	—

Total book value			17,619	4,530

(1)	This represents the book value of the investments as of December 31, 2014 according to the equity method under IFRS. The table presents the book value of such investments on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2014.

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) and our consolidated liabilities as of December 31, 2014. Liabilities of public subsidiaries and affiliates are not presented in this table as the investment in public subsidiaries and affiliates in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe’s proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	11,576	(2)	2,977	11,576	(2)	2,977	26,038	(3)	6,695
Debts to financial institutions	1,220	(4)	314	2,171	(5)	558	10,211	(6)	2,626
Other liabilities	194	(7)	49	751	(8)	193	23,966	(9)	6,162

Total liabilities and non-controlling interests	12,990		3,340	14,498		3,728	60,215		15,483
Less—monetary assets and other investments (10)	3,394	(11)	873	1,726	(12)	444	3,495	(13)	898

Liabilities, net	9,596		2,467	12,772		3,284	56,720		14,585

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.
(2)	Represents NIS 24,433 million of debentures recorded as non-current liabilities and NIS 1,605 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 15,149 million of debentures issued by public subsidiaries and affiliates, plus NIS 687 million Globe’s loan from financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2014.
(3)	Represents NIS 24,433 million of debentures recorded as non-current liabilities and NIS 1,605 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014.

(4)	Represents NIS 8,552 million of debt to financial institutions recorded as non-current liabilities and NIS 1,659 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 7,336 million of public subsidiary and affiliate debt to financial institutions, minus NIS 968 million of our operating private subsidiaries debt to financial institutions, minus NIS 687 million Globe’s loan from financial institution.
(5)	Represents NIS 8,552 million of debt to financial institutions recorded as non-current liabilities and NIS 1,659 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 7,336 million of public subsidiary and affiliate debt to financial institutions, minus NIS 687 million Globe’s loan from financial institution and minus NIS 17 million of debt to financial institutions of Gazit Development (reflecting the 15.3% minority interest in such debt).
(6)	Represents NIS 8,552 million of debt to financial institutions recorded as non-current liabilities and NIS 1,659 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014.
(7)	Represents NIS 2,295 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 17,847 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 4,879 million of such liabilities of public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 18,252 million of non-controlling interests of our public subsidiaries and affiliates and our operating private subsidiaries, minus NIS 641 million of other adjustments attributable to our public subsidiaries and affiliates.
(8)	Represents NIS 2,295 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 17,847 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 4,282 million of such liabilities of public subsidiaries and affiliates, minus NIS 59 million of such liabilities of Gazit Development (reflecting the 15.3% minority interest in such liabilities), minus NIS 18,252 million of non-controlling interests of our public subsidiaries and affiliates, minus NIS 63 million of such liabilities of Gazit Development (reflecting the 15.3% minority interest in such liabilities) and minus NIS 559 million of other adjustments attributable to our public subsidiaries and affiliates and the 15.3% minority interest in Gazit Development.
(9)	Represents NIS 2,295 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 17,847 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2014.
(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 2,260 million of monetary assets recorded as current assets and NIS 1,235 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 2,330 million of such assets of public subsidiaries and affiliates and our operating private subsidiaries, plus NIS 2,229 million of loans to our operating private subsidiaries.

(12)	Represents NIS 2,260 million of monetary assets recorded as current assets and NIS 1,235 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 2,008 million of such assets of public subsidiaries and affiliates plus NIS 239 million of monetary assets of Gazit Development.
(13)	Represents NIS 2,260 million of monetary assets recorded as current assets and NIS 1,235 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2014.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2014:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	17,619	4,530
Liabilities, net	(9,596)	(2,467)

Net Asset Value (NAV)	8,023	2,063

Equity attributable to equity holders of the Company in our consolidated financial statements	8,023	2,063

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2014:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	20,795	5,347
Liabilities, net	(12,772)	(3,284)

Net Asset Value (NAV)	8,023	2,063

Equity attributable to equity holders of the Company in our consolidated financial statements	8,023	2,063

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2014, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

•	The NOI for the period for each of our subsidiaries and affiliates.

•	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended December 31,			Three Months Ended December 31,
	2013	2014		2013	2014
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	5,146	4,913	1,263	1,269	1,259	324
Property operating expenses	(1,689)	(1,584)	(407)	(414)	(419)	(108)

NOI for the period	3,457	3,329	856	855	840	216
Less—minority’s share in NOI	(1,687)	(1,660)	(427)	(413)	(435)	(112)
Add—Company’s share in NOI of jointly controlled companies	332	386	99	91	100	26

NOI for the period—Our proportionate share	2,102	2,055	528	533	505	130

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the period(1)	2,102	2,055	528	2,132	2,020	520

(1)	NOI for the fourth quarter of 2014 or 2013, as applicable, multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2014 and 2013, as applicable.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2013	2014		2013	2014
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit	3,441	3,026	778	775	801	206
Revenues from sale of buildings, land and construction works performed (1)	(1,672)	(1,357)	(349)	(397)	(343)	(88)
Cost of buildings sold, land and construction works performed (1)	1,688	1,660	427	477	382	98
Non-controlling interests’ share in the NOI	(1,687)	(1,660)	(427)	(413)	(435)	(112)
Group’s share in the NOI of jointly controlled companies	332	386	99	91	100	26

NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	2,102	2,055	528	533	505	130

(1)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different capitalization rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2014. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2014:

Capitalization Rate:	6.50%	6.75%	7.00%	7.25%	7.50%

Value of income-producing property (NIS in millions) (1)	31,107	29,955	28,885	27,889	26,959

(U.S.$ in millions)	7,999	7,702	7,427	7,171	6,932

(1)	NOI divided by the capitalization rate.

Properties under development, which are not yet operating or whose development has not get been completed, which includes land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2014, amounted to NIS 2,157 million (U.S.$ 555 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2014:

	NIS in millions	U.S.$ in millions
Investment property under development and Land (1)	1,740	447
Adjustments to properties under development(2)	395	102
Non-controlling interests’ portion of such properties	(697)	(179)
Group’s share in such properties of jointly controlled companies	719	185

Investment property under development (according to the proportionate consolidation method)	2,157	555

(1)	Including land held for sale in amount of NIS 98 Million.
(2)	Adjustments to exclude the operating portion with respect to properties under development and to include properties which began to operate at the end of 2014 and thus has not yet produced income.

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2014, amounted to NIS 22,762 million (U.S.$ 5,853 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2014:

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	19,570	(1)	5,032	26,038	(2)	6,695
Debts to financial institutions	5,600	(3)	1,440	10,211	(4)	2,626
Other liabilities	484	(5)	125	23,966	(6)	6,162

Total liabilities and non-controlling interest	25,654		6,597	60,215		15,483
Less—monetary assets and other investments (7)	2,892	(8)	744	3,495	(9)	898

Liabilities, net	22,762		5,853	56,720		14,585

(1)	Represents NIS 24,433 million of debentures recorded as non-current liabilities and NIS 1,605 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 7,155 million of debentures which we do not proportionately consolidate, plus NIS 687 million Globe’s loan from financial institution.
(2)	Represents NIS 24,433 million of debentures recorded as non-current liabilities and NIS 1,605 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014.
(3)	Represents NIS 8,552 million of debt to financial institutions recorded as non-current liabilities and NIS 1,659 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 3,924 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 687 million Globe’s loan from financial institution.
(4)	Represents NIS 8,552 million of debt to financial institutions recorded as non-current liabilities and NIS 1,659 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2014.

(5)	Represents NIS 2,295 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 17,847 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 17,917 million of non-controlling interests plus our proportionately consolidated portion of convertible debentures in the amount of NIS 554 million, and excluding NIS 2,295 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,295 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 3,824 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 17,847 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2014.
(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.
(8)	Represents NIS 2,260 million of monetary assets recorded as current assets and NIS 1,235 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2014, minus NIS 297 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 853 million of trades and accounts receivables, plus NIS 265 million of loans to Gazit Development, plus NIS 237 million representing the net asset value of Dori Group and plus NIS 45 million of other investments.
(9)	Represents NIS 2,260 million of monetary assets recorded as current assets and NIS 1,235 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2014.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our operating investment properties in our principal areas of operations:

	USA	Canada	Northern and Western Europe	Central- Eastern Europe	Israel
	%
December 31, 2014	6.1	5.8	6.1	8.0	7.2
December 31, 2013	6.5	5.9	6.3	8.2	7.5

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(NIS in millons)					(U.S.$ in millions)
Rental income	4,147	4,718	5,249	5,146	4,913	1,263
Property operating expenses	(1,341)	(1,522)	(1,705)	(1,689)	(1,584)	(407)

Net operating income	2,806	3,196	3,544	3,457	3,329	856

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(NIS in millions)					(U.S.$ in millions)
Reconciliation of gross profit to NOI:
Gross Profit	2,806	3,230	3,584	3,441	3,026	778
Revenues from sale of buildings, land and construction works performed (1)	—	(1,001)	(1,760)	(1,672)	(1,357)	(349)
Cost of buildings sold, land and construction works performed (1)	—	967	1,720	1,688	1,660	427

NOI	2,806	3,196	3,544	3,457	3,329	856

(1)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Acad.

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

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2010	2011	2012	2013	2014	2014
	(NIS in millions)					(U.S.$ in millions)
Reconciliation of net income to adjusted EBITDA:
Net income	1,689	2,029	2,413	2,185	1,083	278
Depreciation	21	28	34	34	32	8
Non-recurring items (1)	93	130	36	40	45	12
Valuation gains from investment property	(935)	(1,692)	(1,938)	(962)	(1,053)	(271)
Other income	(21)	(115)	(164)	(218)	(55)	(14)
Other expenses	46	110	47	74	81	21
share in earnings of equity-accounted investees, net	(171)	(334)	(299)	(149)	(12)	(3)
Company’s share in adjusted EBITDA of equity-accounted investees	197	231	276	287	333	85
Finance expenses	1,764	2,197	2,214	2,185	2,115	544
Finance income	(525)	(72)	(120)	(549)	(157)	(40)
Taxes on income	390	352	758	265	405	104

Adjusted EBITDA	2,548	2,864	3,257	3,192	2,817	724

(1)	Adjustments related to incremental leasing costs not capitalized to properties, adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior officers, the adjustment (through 2011) of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman) and extraordinary legal proceedings not related to the reporting periods.

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

The tables below present the calculation of our Adjusted EPRA FFO which is what management uses to evaluate the performance of our company, as well as EPRA FFO computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2012	2013	2014	2014
In millions (except for per share data)	(NIS )			(U.S.$ )
Net income attributable to equity holders of the Company	901	927	73	19
Adjustments:
Fair value gain on investment property and investment property under development, net	(1,938)	(962)	(1,053)	(271)
Capital loss on sale of investment property	5	52	65	17
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(36)	(435)	156	40
Adjustments with respect to equity-accounted investees	(43)	60	324	83
Loss from decrease in interest in investees	4	11	1	—
Deferred taxes and current taxes with respect to disposal of properties	752	262	399	103
Acquisition costs recognized in profit or loss	26	10	6	2
Gain from bargain purchase	(134)	(173)	(47)	(12)
Loss from early redemption of interest-bearing liabilities and financial derivatives	147	142	154	40
Non-controlling interests’ share in the above adjustments	643	375	267	68

Total adjustments	(574)	(658)	272	70

EPRA FFO	327	269	345	89
Additional adjustments: (1)
CPI and currency exchange rate linkage differences	94	152	(5)	(1)
Depreciation and amortization	16	16	13	3
Adjustments with respect to equity-accounted investees	2	27	(3)	(1)
Other adjustments (2)	94	121	294	76

Total additional adjustments	206	316	299	77

Adjusted EPRA FFO	533	585	644	166

Basic net income per share	5.46	5.41	0.41	0.11

Diluted net income per share	5.25	5.35	0.39	0.10

EPRA FFO per share (basic and diluted)	1.98	1.57	1.96	0.50

Adjusted EPRA FFO per share (basic)	3.23	3.42	3.65	0.94

Adjusted EPRA FFO per share (diluted)	3.23	3.41	3.65	0.94

Weighted average number of shares used to calculate: basic net income per share, EPRA FFO per share and adjusted EPRA FFO per share (in thousands of shares) (3)	164,912	171,103	176,459	176,459

Diluted Net Income per share (in thousands of shares) (3)	165,016	171,413	176,546	176,546

(*)	Represents an amount less than U.S.$ 1 million.
(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of the engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods; income and expenses from operations not related to income producing property (including the results of Dori Group); and incremental leasing costs (mainly salary) incurred in the leasing of properties.
(3)	Weighted average for each applicable period.

	Year Ended December 31,
	2012	2013	2014	2014
Per share	NIS			U.S.$
Net income attributable to equity holders of the Company	5.46	5.41	0.41	0.11
Adjustments:
Fair value gain on investment property and investment property under development, net	(11.75)	(5.62)	(5.97)	(1.54)
Capital loss on sale of investment property	0.03	0.30	0.37	0.10
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(0.22)	(2.54)	0.88	0.23
Adjustments with respect to equity-accounted investees	(0.26)	0.35	1.84	0.47
Loss from decrease in interest in investees	0.02	0.07	0.01	(*) —
Deferred taxes and current taxes with respect to disposal of properties	4.56	1.53	2.27	0.58
Acquisition costs recognized in profit or loss	0.16	0.06	0.03	0.01
Gain from bargain purchase	(0.81)	(1.01)	(0.27)	(0.07)
Loss from early redemption of interest-bearing liabilities and financial derivatives	0.89	0.83	0.87	0.22
Non-controlling interests’ share in the above adjustments	3.90	2.19	1.52	0.39

Total adjustments	(3.48)	(3.84)	1.55	0.39

EPRA FFO	1.98	1.57	1.96	0.50

Additional adjustments: (1)
CPI and currency exchange rate linkage differences	0.57	0.89	(0.03)	(0.01)
Depreciation and amortization	0.10	0.09	0.07	0.02
Adjustments with respect to equity-accounted investees	0.01	0.16	(0.02)	(0.01)
Other adjustments (2)	0.57	0.71	1.41	0.37

Total additional adjustments	1.25	1.85	1.43	0.37

Adjusted EPRA FFO	3.23	3.42	3.39	0.87

(1)	Additional adjustments are presented net of non-controlling interests’ share.
(2)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods; income and expenses from operations not related to income producing property (including the results of Dori Group); and incremental leasing costs (mainly salary) incurred in the leasing of properties.

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA’s position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging), which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of properties to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to reflect the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

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

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2012	2013	2014	2014
in millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,681	7,802	8,023	2,063
Adjustments for neutralization of fair value of derivatives (1)	(83)	(60)	(9)	(2)
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	2,203	2,158	2,363	608
Adjustments with respect to affiliates	236	300	363	93

Net asset value—EPRA NAV	10,037	10,200	10,740	2,762

EPRA NAV per share (in NIS)	60.7	57.9	60.2	15.5

Number of shares used to calculate EPRA NAV per share(in thousands of shares) (3)	165,483	176,094	178,485	178,485

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2012	2013	2014	2014
	NIS			U.S.$
EPRA NAV—Per Share
Equity attributable to the equity holders of the Company, per the financial statements	46.5	44.3	45.0	11.6
Adjustments for neutralization of fair value of derivatives (1)	(0.5)	(0.3)	(0.1)	—
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2)	13.3	12.2	13.3	3.4
Adjustments with respect to affiliates	1.4	1.7	2.0	0.5

Net asset value—EPRA NAV	60.7	57.9	60.2	15.5

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(n) and
37(b) to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA’s Best Practices Recommendations, the provision of these taxes is added back to shareholder’s equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

	As of December 31,
	2012	2013	2014	2014
in millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	10,037	10,200	10,740	2,762
Adjustment for addition of fair value of derivatives (1)	83	60	9	2
Adjustments of financial liabilities to fair value (2)	(1,495)	(1,460)	(1,833)	(471)
Other adjustments to provision for deferred taxes (3)	(1,214)	(1,124)	(1,266)	(326)
Adjustments with respect to affiliates	(254)	(315)	(441)	(113)

“Adjusted” net asset value—EPRA NNNAV	7,157	7,361	7,209	1,854

EPRA NNNAV per share (in NIS)	43.3	41.8	40.4	10.4

Number of shares used to calculate EPRA NNNAV per share (in thousands of shares) (4)	165,483	176,094	178,485	178,485

(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see Notes 2(n) and 37(b) to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
EPRA NNNAV—Per Share	2012	2013	2014	2014
	NIS			U.S.$
EPRA NAV	60.7	57.9	60.2	15.5
Adjustment for addition of fair value of derivatives (1)	0.5	0.3	0.1	—
Adjustments of financial liabilities to fair value (2)	(9.0)	(8.2)	(10.3)	(2.7)
Other adjustments to provision for deferred taxes (3)	(7.4)	(6.4)	(7.1)	(1.8)
Adjustments with respect to affiliates	(1.5)	(1.8)	(2.5)	(0.6)

“Adjusted” net asset value—EPRA NNNAV	43.3	41.8	40.4	10.4

(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see Notes 2(n) and 37(b) audited to our consolidated financial statements included elsewhere in this Annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

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

In evaluating the effective control on our investees we consider the following aspects to determine if effective control exists:

•	Whether we hold a significant voting interest (but less than half the voting rights).

•	Whether there is a wide diversity of public holdings of the remaining shares conferring voting rights.

•	Whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the ability to nominate the majority of the board members.

•	The absence of a single entity beside us, which holds a significant portion of the investee’s shares.

•	Our ability to establish policies and guide operations by indirectly appointing the remainder of the investee’s senior management.

•	Whether the minority shareholders have participation rights or other preferential rights, excluding traditional shareholder protective rights.

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

For the year ended December 31, 2014, Equity One, First Capital and Citycon were consolidated based on our determination of effective control. Please see Note 2© to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

Transactions with non-controlling interests

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to us. Profit or loss and each component of other comprehensive income are attributed both to us and to non-controlling interests. Losses are attributed to non-controlling interests even if the non-controlling interests balance reported in the consolidated statement of financial position is negative.

In cases where we provide loans and/or guarantees for a subsidiary’s debts in excess of our holding interest therein, we recognize our equity in the comprehensive income/loss of the subsidiary in accordance with the holding interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, we makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the we acquire non-controlling interests, the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration we received and the carrying amount of the non controlling interests in the subsidiary, adjusted for the disposal of goodwill in the subsidiary, if any, and for amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which is referred to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements are translated as follows: (1) assets and liabilities are translated at the closing rate at the date of that balance sheet, (2) income and expenses are translated at average exchange rates for the presented periods and (3) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity - “adjustments from translation of financial statements”, as other comprehensive income (loss).

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2014, we wrote up the value of our properties on a consolidated basis by NIS 1,053 million (of which Gazit-Globe’s share was NIS 554 million). This compares to a write up in 2013 of NIS 962 million (of which Gazit-Globe’s share was NIS 388 million) and a write up in 2012 of NIS 1,938 million (of which Gazit-Globe’s share was NIS 962 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, as well as borrowing costs used to finance the land and the construction, direct incremental planning and development costs, as well as brokerage fees relating to agreements to lease the property and other incremental lease-up costs. As of December 31, 2014, 61.2% of our investment property under development and land for future development were measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 53.3% of such investment properties for the year ended December 31, 2014 in fair value terms (of which 43.7% were performed at December 31, 2014). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 63.2% of such investment properties during the year ended December 31, 2014 (45.2% of which were performed at December 31, 2014). The remainder of the valuations was performed by the management of our subsidiaries including by internal professional appraisers. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2014, 86.5% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and future capital expenditure projections. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12(c) to our audited consolidated financial statements included elsewhere in this Annual Report for the capitalization rates implied in the valuations and the market rent of the investment property. See Notes 12(c) and 13(d) to our audited consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

Financial Derivatives

We utilize financial derivatives, principally cross-currency swaps, interest rate swaps and currency forward contracts to manage our exposure to fluctuations in interest rates, changes in the Israeli consumer price index and changes in foreign exchange rates. We have established policies and procedures for risk assessment, and the approval, reporting and monitoring of financial derivatives activities. We have not entered into, and do not plan to enter into, financial derivative transactions for trading or speculative purposes. Additionally, we have a policy of entering into derivative contracts only with major financial institutions.

Such financial derivatives are initially recognized at fair value and attributed transaction costs are reflected in our income statement when incurred. Any gains or losses arising from changes in fair value of derivatives that do not qualify for hedge accounting are recognized in profit or loss. At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The hedge effectiveness is assessed regularly at each reporting period. The fair value of the derivatives is determined based on the estimation of the applicable yield curves, expected exchange rates, inter-currency liquidity gaps, inflation expectations and the credit risk of the parties. Changes in these valuation assumptions could result in significant change in the value of the derivatives. Any gains or losses arising from changes in fair value of derivatives that qualify for hedge accounting are recognized in the statement of other comprehensive income.

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a cash flows hedge with respect to principal and interest, the cash flows received are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2014, refer to Note 37(d) to our audited consolidated financial statements included elsewhere in this Annual Report.

Fair Value Measurements

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. The measurement guidance and new disclosures were applied prospectively commencing January 1, 2014 and were not applied to comparative figures. In addition, the disclosures required by IFRS 13 are included in Note 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Acquisitions of Subsidiaries and Properties that are not Business Combinations

Upon the acquisition of subsidiaries and properties that do not constitute a business, the acquisition consideration is only allocated between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. Directly attributed costs are recognized as part of the acquisition cost. As for an amendment to IAS 40 - Investment Property, see Recently Issued Accounting Pronouncements section below.

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

We examine whether it is necessary to recognize any additional impairment loss with respect to investments in the associates or joint ventures. The recoverable amount is the higher of fair value and value in use which is determined based on the estimated net cash flows to be generated by the associate or joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9(c) to our audited consolidated financial statements included elsewhere in this Annual Report.

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

Current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years . Significant estimates are required to determine the amount of deferred tax assets that can be recognized based upon the availability of offsetting deferred tax liability, likely timing and level of future taxable profits together with future tax planning strategies.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in the statement of income, unless related to an item that is recognized in equity. As of December 31, 2014, we had NIS 78 million (U.S.$ 20 million) of deferred tax assets and NIS 3,618 million (U.S.$ 930 million) of deferred tax liabilities as compared to NIS 106 million of deferred tax assets and NIS 3,276 million of deferred tax liabilities as of December 31, 2013.

In situations where we hold single asset entities and where the manner in which we expect to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, we recognize deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the temporary outside differences arising from the gap between the tax basis of the shares of the single asset entity and the shares of the company that holds the net assets of the single asset entity in the consolidated financial statements.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments in investees is not expected in the foreseeable future. Also, deferred tax liabilities that may arise with respect to distribution of earnings by investee companies as dividends have not been taken into account in recognizing deferred taxes, since it is our policy not to initiate dividend distributions that trigger additional tax liability. For further information and the impact of the concentration Law on deferred taxes, refer to Note 2(a) to our audited consolidated financial statements included elsewhere in this Annual report.

Nevertheless, deferred taxes are recognized for the undistributed earnings of a subsidiary, which qualifies as a REIT for tax purposes, such as Equity One, due to the REIT’s policy to distribute most of its taxable income to its shareholders. These deferred taxes are recognized based on our interests in the REIT. For additional information refer to Note 25(b) to our audited consolidated financial statements included elsewhere in this Annual report.

Recently Adopted Accounting Pronouncements

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Reporting Clarification NO.21 (IFRIC 21) (the “Interpretation”) regarding levies that are imposed by government through legislation. Pursuant to the Interpretation’ an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The adoption of the Interpretation did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Pronouncements

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2017 or thereafter. Earlier application is permitted. We are evaluating the potential effect of the adoption of IFRS 15 but at this stage we are unable to assess their effect, if any, on our financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 (the “Standard”) focuses primarily on the classification and measurement of financial assets and applies to all the financial assets in the scope of IAS 39.

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, investments in debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

•	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value, with the value changes recognized in profit or loss or in other comprehensive income (loss), as elected by the company for each individual instrument. When dealing with equity instruments that are held for trading, it is mandatory for such instruments to be measured at fair value through profit or loss.

With regard to derecognition and financial liabilities, the Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

Pursuant to the Standard, the amount of the change in the fair value of liabilities – attributable to changes in the credit risk – will be presented in other comprehensive income. The whole of the remaining amount of the change in the fair value will be presented in profit or loss.

The Standard includes new hedge accounting requirements.

The Standard is effective for periods beginning on or after January 1, 2018, with early adoption permitted. We are studying the potential effects of the Standard, but we are unable, at this stage, to assess its effect, if any, on our financial statements.

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

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. In our opinion, the amendment is not expected to have a material effect on the financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	2,050,208	113,065	642,477	641,800	652,866
Mortgages	971,749	188,249	47,883	450,323	285,294
Unsecured Debentures (1)	10,489,788	995,937	1,750,801	2,844,782	4,898,268
Leases	26,439	11,194	14,765	480	—
Interest obligations	3,521,180	590,132	987,439	682,780	1,260,829
Financial guarantees	66,154	39,268	1,175	—	25,711
Purchase contracts	9,820	9,820	—	—	—

Total	17,135,338	1,947,665	3,444,540	4,620,165	7,122,968

(1)	Includes a secured series amounting to NIS 847 million

The following table summarizes the contractual obligations of Equity One as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,116,143	—	—	1,116,143	—
Mortgages	1,212,504	102,977	568,898	334,874	205,755
Unsecured debentures	2,843,388	418,087	1,258,601	—	1,166,700
Leases	173,575	6,938	12,029	11,018	143,590
Construction commitments	225,480	214,054	11,426	—	—
Interest obligations	937,418	240,978	356,698	167,312	172,430

Total	6,508,508	983,034	2,207,652	1,629,347	1,688,475

The following table summarizes First Capital’s contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	12,239	121	12,118	—	—
Mortgages	3,951,985	878,113	962,723	880,857	1,230,292
Unsecured debentures	7,254,576	—	839,650	1,007,580	5,407,346
Convertible debentures(1)	1,303,721	—	387,797	724,010	191,914
Leases	74,618	3,254	6,583	6,677	58,104
Construction commitments	668,670	414,871	253,799	—	—
Interest obligations	3,258,479	602,986	1,031,628	757,281	866,584
Financial guarantees	141,733	—	—	—	141,733

Total	16,666,021	1,899,345	3,494,298	3,376,405	7,895,973

(1)	Consistent with existing practice, it is First Capital’s intention to continue to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares.

The following table summarizes Citycon’s contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	944,667	392,626	49,535	502,506	—
Unsecured debentures	4,669,795	—	653,885	—	4,015,910
Leases	58,021	11,846	15,430	15,430	15,315
Construction commitments	1,156,204	511,769	644,435	—	—
Interest obligations	1,111,354	177,061	358,673	405,846	169,774
Financial guarantees	312,830	34,905	218,098	—	59,827

Total	8,252,871	1,128,207	1,940,056	923,782	4,260,826

The following table summarizes Atrium’s contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	1,238,233	17,098	709,725	19,697	491,713
Unsecured debentures	3,853,199	145,097	400,882	—	3,307,220
Leases	1,033,505	20,467	38,933	36,564	937,541
Construction commitments	401	—	—	373	28
Interest obligations	1,177,732	287,780	367,527	300,737	221,688

Total	7,303,070	470,442	1,517,067	357,371	4,958,190

The following table summarizes Dori Group’s contractual obligations as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	123,201	114,530	6,001	2,670	—
Unsecured debentures	478,034	122,786	133,821	133,821	87,606
Purchase contracts	6,318	6,318	—	—	—
Interest obligations	74,879	24,905	31,217	15,267	3,490

Total	682,432	268,539	171,039	151,758	91,096

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2014:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	4,246,458	620,342	710,131	2,263,119	652,866
Mortgages	6,136,238	1,169,339	1,579,504	1,666,054	1,721,341
Unsecured debentures*)	25,735,581	1,536,810	4,636,758	3,986,183	15,575,830
Convertible debentures**)	1,303,721	—	387,797	724,010	191,914
Leases	332,653	33,232	48,807	33,605	217,009
Construction commitments	2,050,354	1,140,694	909,660	—	—
Interest obligations	8,903,310	1,636,062	2,765,655	2,028,486	2,473,107
Financial guarantees	520,717	74,173	219,273	—	227,271
Purchase contracts	16,138	16,138	—	—	—

Total	49,245,170	6,226,790	11,257,585	10,701,457	21,059,338

(1)	Excludes Atrium which is accounted for with the equity method.
*)	Refer to footnote (1) in Gazit-Globe and its private subsidiaries table of this section.
**)	Refer to footnote (1) in First Capital table of this section

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	65	Chairman of the Board	2016
Arie Mientkavich	72	Deputy Chairman of the Board	2016
Dor J. Segal (2)	53	Executive Vice Chairman of the Board	2015
Aharon Soffer	44	President	November 2016
Gil Kotler	49	Senior Executive Vice President and Chief Financial Officer	October 2016
Yair Orgler (1)(2)(3)(4)(5)(6)	75	Director	November 2016
Haim Ben-Dor (1)(3)(4)(6)	76	Director	2015
Shaiy Pilpel (1)(3)(4)	65	Director	2017
Noga Knaz (1)(3)(4)(5)(6)	48	Director	September 2017
Gary Epstein	67	Director	2017
Douglas Sesler	53	Director	2017
Ronnie Bar-On (1)(3)(4)(5)	66	Director	May 2016
Rachel Lavine	49	Director	2016

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under “External Directors.”
(6)	Member of the Corporate Responsibility Committee.

Chaim Katzman has served as the chairman of our board of directors since May 1995, and currently also serves as the chairman of the board of directors of Equity One, First Capital, Citycon and Atrium. He is currently also the chairman of the board of directors of Norstar, our controlling shareholder and as a director of Gazit Development. Mr. Katzman has been involved in the acquisition, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University.

Arie Mientkavich has served as the deputy chairman of our board of directors since April 2005. He also serves as chairman of the board of directors of our subsidiary Dori Group. In addition, Mr. Mientkavich serves as chairman of the board of Elron Electronics Industries, Ltd., or Elron, which holds interests in companies in fields of advanced technology including medical devices, information and communications technology and clean technology. He also currently serves as chairman of the board of Rafael Development Corporation and vice-chairman of the board of Ronson Europe N.V. From May 2006 to January 2014, Mr. Mientkavich served as vice chairman of the board of IDB Holding Corporation and, from November 1997 to January 2006, as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries including Israel Discount Bank of NY and Mercantile Discount Bank. From 1987 to 1997, Mr. Mientkavich was the chairman of the Israel Securities Authority, the Israeli equivalent of the SEC. Prior to 1987, Mr. Mientkavich held a number of positions at the Israeli Ministry of Finance, including general counsel. Mr. Mientkavich holds a B.A. in political science and an LL.B. from The Hebrew University of Jerusalem.

Dor J. Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. From August 2000 until February 2015, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal currently serves as executive vice chairman of the board of First Capital, vice chairman of the board of directors of Equity One, president of Norstar Israel Ltd., vice chairman of Norstar Holdings Inc., as a director in Dori Group and in various private subsidiaries owned by Norstar Holdings Inc. and the Company.

Aharon Soffer has served as our president since November 2009 and as our acting president from June 2009 until his appointment as president. Since September 2006, Mr. Soffer has served as chief executive officer of Gazit Group USA, our wholly-owned subsidiary, located in Miami, Florida, and prior to that as vice president of Gazit-Globe. Since joining Gazit-Globe in 1997, Mr. Soffer has held various positions, and, among other things, has been responsible for investor relations and capital raising for Gazit-Globe, was involved with mergers and acquisitions in both the retail and healthcare real estate sectors worldwide, and oversaw Gazit-Globe’s U.S. securities portfolio. Mr. Soffer serves as a director of

Atrium, and as executive chairman of ProMed Properties. In November 2014, he was also appointed as Interim CEO of U. Dori Group Ltd. Mr. Soffer received a B.A. in Economics and an LL.B from the College of Management, Academic Studies, in Israel.

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

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. Dr. Orgler serves as a director at Israel Chemicals Ltd., a manufacturer of chemical products, and Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Israel Chemicals Ltd. are also listed on the New York Stock Exchange and the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director in Atidim Ltd. Other public positions previously held by Dr. Orgler include director at Discount Investment Corporation Ltd., Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

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

Douglas Sesler has served as a director since January 2012. Mr. Sesler is currently a business consultant and also serves as a director of Baypoint Navigation, Inc. From January 2009 through February 2011, Mr. Sesler served as head of global real estate principal investments of Bank of America, Merrill Lynch. From 2007 until December 2008, Mr. Sesler served as co-head of real estate investment banking at Merrill Lynch. Prior to that, Mr. Sesler was a managing partner in the real estate investment banking group of Merrill Lynch since April 2005. Mr. Sesler received a B.A. in Government from Cornell University.

Ronnie Bar-On has served as a director since May 2013. Between 2003-2013, Mr. Bar-On served in a variety of governmental positions in Israel, including as Minister of Finance, Minister of the Interior, Minister of National Infrastructure, Minister of Science and Technology, Chairman of the State Control Committee, Chairman of the Foreign Affairs and Defense Committee, and as a member of the Knesset. Since 2013, Mr. Bar-On also serves as a board member of Alrov Properties and Lodging, a company that is publicly listed on the TASE. Prior to entering public service, Mr. Bar-On practiced law for twenty seven years in a private law firm of which he was also the founding partner. Mr. Bar-On has a law degree from the Hebrew University of Jerusalem.

Rachel Lavine has served as a director since December 2014. Ms. Lavine has also served as the Chairman of Gazit Development since January 2015, the Executive Vice Chairman of Atrium European Real Estate since December 2014, and as a member of its board of directors since August 2008. She is also currently a member of the Board of Citycon and of EPRA. Ms. Lavine served as Chief Executive Officer of Atrium European Real Estate from August 2008 until November 2014. In addition, she previously served as President and CEO of Plaza Centres and President and CEO of Elscint Ltd. Ms. Lavine is a certified public accountant and earned a BA in business management from the College of Management in Israel and an Executive MBA from the Kellogg School of Management at Tel Aviv University.

B.	Compensation

The following table presents information for the year ended December 31, 2014 regarding compensation accrued in our financial statements for our chairman, executive vice chairman, deputy chairman, president, an executive officers and former executive officer, as well as the CEOs of two our investees and the deputy president and chief financial officer of one of those investees as of December 31, 2014.

Name and Position	Salary	Bonus		Share-Based Payment		Other Compensation		Total		Total
	(NIS in thousands)									(U.S.$ in thousands)
Dor J. Segal	2,786	—		4,935	(1)	14,994	(2)	22,715	(3)	5,841
Executive Vice Chairman of the Board
Chaim Katzman	5,020	—		10,802	(4)	—		15,822	(5)	4,068
Chairman of the Board
Rachel Lavine	3,588	5,193	(6)	2,844		—		11,625		2,989
Former CEO of Atrium, Vice Chairperson of the Board of Atrium, and Director of the Company
Mark Langer	1,851	2,820		2,627		859	(7)	8,157		2,097
Deputy President and CFO of Equity One
David Lukes	2,112	1,371		2,668		1,789	(8)	7,940		2,042
CEO of Equity One
Aharon Soffer	2,763	480		4,125		—		7,368		1,895
President
Gil Kotler	2,142	285		900		—		3,327		855
Senior Executive Vice President and Chief Financial Officer
Eran Ballan	202	—		638	(9)	2,400	(10)	3,240		833
Former Senior Executive Vice President and General Counsel
Arie Mientkavich	1,665	—		1,281		—		2,946		758
Deputy Chairman of the Board

(1)	Includes NIS 3,145 thousand due to the acceleration of the vesting period of securities allotted to Mr. Segal by First Capital following the conclusion of his employment as President of First Capital.
(2)	Lump-sum granted to Mr. Segal on the conclusion of his employment as President and CEO of First Capital pursuant to the terms of his expiring employment agreement with First Capital.
(3)	Mr. Segal did not receive compensation from Gazit-Globe in 2014.
(4)	Consists of amounts recognized as an expense on our income statement for the year ended December 31, 2014 with respect to the vesting of restricted stock units granted to Mr. Katzman by Equity One, restricted share units granted to Mr. Katzman by First Capital, and share options granted to Mr. Katzman by Atrium.
(5)	Mr. Katzman did not receive compensation from Gazit-Globe for 2014. This amount includes compensation paid to Mr. Katzman by Atrium.
(6)	Includes a special bonus paid to Ms. Lavine by Atrium upon the conclusion of her employment as CEO as well as her annual guaranteed bonus pursuant to her employment agreement with Atrium. Does not include an additional Euro 280,000 bonus payment from Atrium to Ms. Lavine paid subsequently.

(7)	Consists of a retention bonus granted to Mr. Langer by Equity One.
(8)	Consists of a signing bonus granted to Mr. Lukes upon his appointment as CEO of Equity One.
(9)	Consists of the securities allotted to Mr. Ballan during his employment whose vesting accelerated.
(10)	Consists of a lump-sum payment made to Mr. Ballan upon the termination of his employment with Gazit-Globe.

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

Equity One Chairman Compensation Agreement

Mr. Katzman and Equity One were parties to a chairman compensation agreement for the period beginning on January 1, 2011 through December 31, 2014. Pursuant thereto, Mr. Katzman was entitled to an annual bonus which is determined in the discretion of Equity One’s compensation committee as well as to a reimbursement of expenses. In the event of termination by Equity One of the chairman compensation agreement (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement), Mr. Katzman was entitled to the immediate vesting of all the stock options and shares of restricted stock in his possession at the time that would have otherwise vested in the succeeding 365 days (90 days in the case of death or disability). On June 2, 2014, Mr. Katzman entered into a new chairman compensation agreement that took effect on January 1, 2015 and whose term ends on December 31, 2017, after which it will be automatically renewed for one-year periods unless one party terminates at least 90 days prior to the renewal date. The major terms of the new agreement are similar to those of the prior agreement.

First Capital Chairman Compensation Agreement

Through December 31, 2014, Mr. Katzman and First Capital were parties to a chairman compensation agreement which remained in effect as long as Mr. Katzman served as chairman of First Capital’s board of directors. Mr. Katzman was entitled to annual compensation of C$ 500,000 plus an annual grant of restricted share units equal to C$ 500,000 issued under First Capital’s Restricted Share Unit Plan. In the event of termination of the chairman compensation agreement by First Capital (other than a termination for cause) or Mr. Katzman’s resignation for good reason (as defined in the chairman compensation agreement) within 24 months after a change of control of First Capital (as defined in the chairman compensation agreement), Mr. Katzman was entitled to a payment equivalent to 2.99 times his annual cash compensation, the immediate vesting of all the share units in his possession at the time and the immediate release of the lock-up restrictions on all the restricted share units held by him at that time. On January 1, 2015, Mr. Katzman and First Capital entered into a new agreement replacing the prior agreement upon Mr. Katzman’s appointment as Non-Executive Chairman of the Board of First Capital Under the new agreement, Mr. Katzman is entitled to annual compensation of C$ 150,000 as well as the annual grant of deferred restricted share units valued at C$ 150,000 which are convertible into shares of First Capital, the exact amount which will be calculated every year pursuant to First Capital’s Deferred Share Plan. The parties further agreed that all share options and restricted share units to which Mr. Katzman was entitled would continue to vest according to their existing terms subject to certain exceptions stated in the original agreement. The term of the new agreement is two years, with provisions for early termination.

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

Compensation from Citycon

For Mr. Katzman’s service as chairman of the board of directors of Citycon, he received annual compensation of EUR 165,000 in 2014.

Dor J. Segal

Mr. Segal does not currently have an employment agreement with and does not receive any compensation from Gazit-Globe. Mr. Segal, however, is entitled to continue using the means that are at the disposal of the Company’s management for the purpose of fulfilling his duties as executive vice-chairman.

First Capital Employment Agreement

Through 2014, Mr. Segal and First Capital were party to an employment agreement that provides for annual cash compensation (C$ 778,000, including related costs, in 2014) to Mr. Segal. Pursuant to the employment agreement, Mr. Segal was also entitled to an annual bonus determined by the board of directors of First Capital and to participate in First Capital’s incentive compensation plans. For 2014, Mr. Segal was not granted an annual bonus. In December 2014, First Capital and Mr. Segal entered into an agreement terminating his service as President and CEO and appointing him as Executive Vice Chairman of First Capital. Mr. Segal received a lump-sum payment of C$ 4.63 million pursuant to his termination of his service as President and CEO under his previous employment agreement. The parties further agreed that all share options and restricted share units to which Mr. Segal was entitled would continue to vest according to their existing terms subject to certain exceptions stated in the original employment agreement. According to the new agreement, Mr. Segal is entitled to annual compensation of C$ 700,000, as well as an annual grant of restricted share units in the amount of C$ 300,000, which will be calculated each year according to First Capital’s Restricted Share Unit Plan and which First Capital may choose to redeem in cash. The term of the new agreement is two years, with provisions for early termination.

Compensation from Equity One

With respect to his appointment to the board of directors of Equity One, Mr. Segal received 3,500 restricted shares for 2014 (in 2013, it was 3,300 restricted shares), with this being within the overall compensation framework for members of Equity One’s board of directors. With respect to 2014, Mr. Segal also received directors’ fees in cash from Equity One in the amount of U.S.$ 74,500.

Aharon Soffer

The Company and Aharon Soffer entered into a new employment agreement in September of 2013 that provides Mr. Soffer with a monthly salary of NIS 160,000 (as of December 31, 2014) to be adjusted annually in accordance with the percentage increase in the Israeli consumer price index. Mr. Soffer is also entitled to an annual bonus of up to 100% of his annual base salary calculated based on weighted measurable targets set forth for the Company’s performance, specifically FFO per share, NAV per share, leverage ratio (on a solo and consolidated basis), Company share performance, and attainment of general and administrative expense targets. In addition, up to 20% of Mr. Soffer’s total annual bonus remains at the discretion of the compensation committee and board of directors. Pursuant to the new employment agreement, Mr. Soffer’s term will end in November 2016. In addition, Mr. Soffer is entitled to the customary social and related benefits, including managerial insurance (including for loss of working capacity) and contributions to a further studies fund. Mr. Soffer is entitled to the refund of the amounts needed to gross up certain related benefits for tax purposes (with respect to provisions that exceed the income tax ceilings). Either we or Mr. Soffer may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Soffer’s employment prior to the end of the term of the agreement (except in a case of dismissal for cause), Mr. Soffer will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits payable under the agreement for six months and the lower of his monthly base salary for an additional 12 months or with respect to the period remaining until the end of the term of the agreement; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year of his employment was terminated; and (iv) acceleration of vesting of all equity-based compensation components that he holds at that time which had not yet vested. In the event that Mr. Soffer’s employment is terminated within 12 months following a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Soffer will be entitled to acceleration of vesting of all of the equity-based compensation components which he holds at that time and a bonus equal to 200% of his annual base salary in the year that the change of control occurs. In addition, under the employment agreement, if Mr. Soffer is entitled to directors fees and other compensation from his appointment as an officer in the companies that are affiliates or under the Company’s control, such amounts shall be transferred to the Company directly and/or offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company.

Arie Mientkavich

The Company and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), entered into a new compensation agreement in September of 2013 that provides for a monthly salary to Mr. Mientkavich of NIS 80,000 (as of December 31, 2014), to be adjusted annually in accordance with the percentage increase in the Israeli consumer price index. Pursuant to the new compensation agreement, Mr. Mientkavich’s term will end in 2016. Mr. Mientkavich is also entitled to an annual bonus not to exceed NIS 500,000 calculated based on weighted measurable targets set forth for the Company’s performance, specifically FFO per share, NAV per share, leverage ratio (on a solo and consolidated basis), Company share performance, and attainment of general and administrative expense targets. Up to 20% of Mr. Mientkavich’s total annual bonus also remains at the discretion of the compensation committee and board of directors. For 2014, Mr. Mientkavich was not granted a bonus. In addition, under the compensation agreement, Mr. Mientkavich is entitled to customary social and related benefits, including managerial insurance (including for loss of working capacity) and contributions to a further studies fund. Mr. Mientkavich shall receive a refund of the amounts needed to gross up certain related benefits for tax purposes (with respect to provisions that exceed the income tax ceilings). Each of the parties may terminate the compensation agreement upon 60 days’ advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months’ payment of his base salary for the prior month plus related benefits to be paid in six equal installments over a six-month period.

Gil Kotler

The Company and Gil Kotler, our Senior Executive Vice President and Chief Financial Officer are party to an employment agreement that provides for a monthly salary that as of December 31, 2014 was NIS 112,500 and increases quarterly based on the Israeli consumer price index. Mr. Kotler is also entitled to an annual bonus of up to 75% of his annual salary. Pursuant to the employment agreement, as amended, Mr. Kotler’s term of employment is through October 2016. In addition, Mr. Kotler is entitled to the customary social benefits and related benefits, including managerial insurance and contributions to a further studies fund. Mr. Kotler is entitled to the refund of the amounts needed to gross up the aforesaid benefits for tax purposes (with regard to provisions that exceed the income tax ceilings). Either we or Mr. Kotler may terminate the agreement at any time upon 180 days advance notice. In the event we terminate Mr. Kotler’s employment (except in a case of dismissal for cause), Mr. Kotler will be entitled to: (i) his full salary and the related benefits thereto during the 180-day notice period described above; (ii) an amount equal to his full salary, including social and related benefits for the first four months and his monthly salary (excluding related benefits) for the remaining eight months or with respect to the period remaining until the end of the term of the agreement; (iii) a proportionate part of the total annual bonus to which he is entitled through the date of termination, which is calculated based on the annual bonus with respect to the year preceding the termination of his employment; and (iv) acceleration of vesting of all of the share options and other equity-based compensation he holds at that time. In the event of a change in control of Gazit-Globe (as defined in the employment agreement), Mr. Kotler would be entitled to acceleration of vesting of the share options and other equity-based compensation which he holds at that time and a bonus equal to 200% of his annual salary.

Director Compensation

For the fiscal year ended December 31, 2014, our external and non-external directors other than our chairman, deputy chairman and executive vice chairman were entitled to receive annual cash compensation of U.S.$ 56,000. Both our external and non-external directors, other than our chairman, deputy chairman and executive vice chairman, also received during the fiscal year ended December 31, 2014, and continue to receive, U.S.$ 1,480 per board meeting and per committee meeting, 60% of such amount in the case of telephonic participation, or 50% of such amount in the case of written resolution.

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

Following the amendment to our articles of association in January 2012, our board of directors may consist of at least 5 and not more than 11 directors, including external directors, one-third of whom are to be independent directors (which may include external directors). As of January 2012, the directors, other than the external directors, are divided into three classes, referred to as Class 1, Class 2 and Class 3 so that, as nearly as possible, each of the three classes has an equal number of directors. The members of Class 1 were reelected at the annual general meeting in 2012 and their term shall expire at the annual general meeting in calendar year 2015 and the members of Class 2 were reelected at the annual general meeting in 2013 and their term shall expire in the calendar year 2016. The term of the members of Class 3 is until the annual general meeting in the calendar year 2014. The Class 1 directors are Messrs. Ben-Dor and Segal, the Class 2 directors are Mr. Katzman, Mr. Mientkavich, and Ms. Lavine and the Class 3 directors are Dr. Pilpel and Messrs. Epstein and Sesler.

Beginning with the annual general meeting in 2012, one-third of the directors (other than the external directors, who are subject to re-election in 2016 and 2017 as described below) were elected by our shareholders for a term of three years each and shall replace the members of the class of directors whose term ended in such year. In the event that the number of directors is not divisible by three, in determining the number of directors in each class, the board of directors shall determine whether to round the number of directors up or down. Election of each director at the annual general meeting requires the affirmative vote of a majority of the shares of the shareholders who are present and voting (in person or by proxy). In the event that the number of directors elected at the meeting exceeds the number of directors up for election, the candidates who received the greatest numbers of votes will be appointed.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected in 2010 and in 2013 for his final term, Noga Knaz, who was elected August 12, 2008 re-elected in 2011 and again in 2014, and Ronnie Bar-On who was elected on May 1, 2013, each qualify and was elected to serve as an external director, with terms ending on November 26, 2016, September 13, 2017, and May 1, 2016, respectively. The principal requirements with respect to external directors are set forth below.

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

Our compensation committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Dr. Pilpel, and Mr. Bar-On.

Under the Israeli Companies Law, the roles of the compensation committee are:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy at least every three years);

•	recommending to the board periodic updates to the compensation policy and assessing implementation of the compensation policy;

•	approving compensation arrangements with office holders of the company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title. Each person listed in the table under “Item 6—Directors, Senior Management, and Employees—Directors and Senior Management” is an office holder under the Israeli Companies Law; and

•	determining whether the compensation terms of the chief executive officer need not be brought to approval of the shareholders (under special circumstances).

Compensation Policy

In September 2013, further to an amendment to the Israeli Companies Law that was adopted in December 2012 and after receiving the approval of the Company’s board of directors and its compensation committee, a general meeting of the Company’s shareholders approved a compensation policy for the Company’s officers (the “Compensation Policy”). The Compensation Policy applies to the Company’s president, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company’s chairman and Executive vice-chairman). Under the Compensation Policy, the compensation package to the Company’s officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

•	Salary and related benefits: the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary- related benefits. The Company may refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

•	Performance-based annual bonus: the annual bonus will be calculated based on the attainment of measureable targets for the Company, including FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company’s shares, and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted in the discretion of the compensation committee and the board of directors. With respect to officers other than the president and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 7 and 12 monthly salaries, according to the officer’s seniority. The bonus amount which is based on the Company targets being met will be decided linearly, between the minimum value and the maximum value, or target value, decided for each parameter, all subject to the precondition that the Company has attained at a weighted score of at least 80% in achieving targets for that year.

•	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that shall not exceed the ceiling set forth in the Compensation Policy according to the rank of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company’s shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company’s shares on the specified stock exchange.

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

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler. Dr. Pilpel, and Mr. Bar-On.

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

As of December 31, 2014, we employed, through our various subsidiaries and a jointly-controlled company, a total of 1,833 individuals. Of this number, 47 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries and jointly controlled company as of December 31, 2014, 2013 and 2012:

	As of December 31,
Entity	2012	2013	2014
Gazit-Globe (including ProMed)	64	59	47
Equity One	177	168	155
First Capital	397	416	422
Citycon	129	127	151
Atrium	351	358	348
Gazit Germany	9	10	7
Gazit Development	70	66	69
Dori Group	560	554	617
Gazit Brazil	35	17	17

Total	1,792	1,775	1,833

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2015 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 10, 2015, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 178,425,111 ordinary shares outstanding as of April 10, 2015 (excluding treasury shares).

	Shares Beneficially Owned
	Number		Percentage
Directors and executive officers:
Chaim Katzman	89,615,571	(1)	50.2%
Arie Mientkavich	155,884	(2)	*
Dor J. Segal	720,000	(3)	*
Aharon Soffer	214,665	(4)	*
Gil Kotler	72,645	(5)	*
Yair Orgler	—		*
Haim Ben-Dor	74,933		*
Shaiy Pilpel	—		*
Noga Knaz	—		*
Gary Epstein	—		—
Douglas Sesler	—		—
Ronnie Bar-On	—		—
Rachel Lavine	—		—
All directors and executive officers as a group	90,853,698	(6)	50.9%

*	Represents less than 1% of the issued and outstanding ordinary shares.
(1)	Consists of ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder.
(2)	Consists of 107,991 ordinary shares and options to purchase 47,893 ordinary shares exercisable within 60 days of April 10, 2015. Does not include options to purchase 95,784 ordinary shares, 10,544 restricted share units, and 35,786 performance-based restricted share units not exercisable within 60 days of April 10, 2015.
(3)	Consists of Mr. Segal’s direct share holdings alone. Does not include the 89,615,571 ordinary shares held by Norstar, of which Mr. Segal and his spouse, Erica Ottosson, may be deemed beneficial owners.

(4)	Consists of 87,230 ordinary shares and options to purchase 127,435 ordinary shares exercisable within 60 days of April 10, 2015. Does not include options to purchase 254,871 ordinary shares, 28,474 restricted share units, and 96,988 performance-based restricted share units not exercisable within 60 days of April 10, 2015.
(5)	Consists of 8,922 ordinary shares and options to purchase 63,723 ordinary shares exercisable within 60 days of April 10, 2015. Does not include options to purchase 31,861 ordinary shares, 4,460 restricted share units, and 29,470 performance-based restricted share units not exercisable within 60 days of April 10, 2015.
(6)	Consists of 90,614,647 ordinary shares and options to purchase 239,051ordinary shares exercisable within 60 days of April 10, 2015. Does not include options to purchase 382,516 ordinary shares, 43,478 RSUs, and 162,244 PSUs not exercisable within 60 days of April 10, 2015.

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

Following are details of the grants in the last three years under the 2011 Share Incentive Plan:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)	Fair Value at Issuance (NIS)(1)
February 5, 2013	522,203	(2)	48.647	13.34
September 3, 2013	143,678	(3)	46.92	9.5
November 1 ,2013	382,306	(4)	47.11	10.8

(1)	Calculated based on the binomial method.

(2)	The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 95,584 share options. Mr. Ballan’s share options vested upon the conclusion of his employment with the Company.
(3)	The share options were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(4)	The share options were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	95,393	(1)	47.6
September 3, 2013	15,816	(2)	45.5
November 1, 2013	42,711	(3)	48.3

(1)	The RSUs will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Ballan and Mr. Kotler each received 13,382 restricted share units. Mr. Ballan’s RSUs vested upon the conclusion of his employment with the Company.
(2)	The RSUs were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(3)	The RSUs were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Performance-Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	111,987	(1)	21.6
September 3, 2013	35,786	(2)	20.1
November 1, 2013	96,988	(3)	21.3

(1)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%. Mr. Ballan and Mr. Kotler each received 29,470 performance-based restricted share units. Mr. Ballan’s PSUs expired upon the conclusion of his employment with the Company.
(2)	The PSUs were granted to Mr. Mientkavich and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.
(3)	The PSUs were granted to Mr. Soffer and will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%.

As of the date of this annual report, the total number of share options granted by Gazit-Globe to employees, directors and officers of Gazit-Globe (and that had not yet been exercised or had not expired) are 1,230,716 share options, with an average adjusted exercise price of NIS 43.26.

In addition to the above, we entered into phantom share agreements between the years 2006 and 2013 with several employees of wholly-owned subsidiaries of ours which were intended to have the economic effect of the grant of 185,104 share options and 25,234 RSUs (outstanding as of December 31, 2014).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 10, 2015, our major shareholders were as follows:

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc. (1)	89,615,571	50.2%
Migdal Insurance and Financial Holdings Ltd. (2)	9,574,395	6.5%
Mawer Investment Management Ltd. (3)	11,513,297	5.4%

(1)	As of April 10, 2015, Chaim Katzman, holds 25.4% of the outstanding shares of Norstar, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 18.2% of the outstanding shares of Norstar; Dor J. Segal holds 8.8% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal’s spouse) holds 5.8% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the “Katzman Group”) and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the “Segal Group”), entered into a shareholders agreement with respect to their holdings in Norstar. During the past three years, Norstar’s holdings in our ordinary shares ranged from approximately 50% to 57% of our outstanding share capital. A substantial number of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar. See also “Item 3—Key Information—Risks Associated with our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.”
(2)	Based on the Schedule 13-G/A filed with the SEC by Psagot Investment House Ltd. on February 18, 2015. The address of Psagot Investment House Ltd. is 14 Ahad Ha-am Street, Tel-Aviv 65142, Israel. Psagot Investment House Ltd. does not currently disclose itself as an interested party of the Company in Israel under Israeli securities laws and regulations.
(3)	Based on information provided by Mawer Investment Management Ltd. to the Company on March 31, 2015 pursuant to Israeli securities regulations. The address of Mawer Investment Management Ltd. is 900, 603 — 7th Ave SW, Calgary, Alberta, Canada T2P 2T5.

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to “Item 10.B—Memorandum and Articles of Association.”

As of December 31, 2014, we had 16 holders of record of our ordinary shares in the United States (including Depositary Trust Company, as nominee for other holders of record). Such holders of record currently hold approximately 17.5% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since of the aforementioned 17.5% held by U.S. record holders, more than two-thirds (or approximately 13.1% of our total outstanding ordinary shares) are held by Norstar (a Panamanian company) through the Depositary Trust Company. In addition, both the foregoing 13.1% of our outstanding ordinary shares held by Norstar through a U.S. record holder, and the remaining 37.1% of our outstanding ordinary shares held by Norstar through non-U.S. record holders, are deemed beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

B.	Related Party Transactions

Norstar

In September 2014, Gazit-Globe issued 2.4 million shares in a private placement at a price of US$ 13.25 per share, for an aggregate of US$ 31.8 million (NIS 118 million), of which 1.7 million shares were issued to a third-party institutional investor and 0.7 million shares were issued to Norstar. In addition, Gazit-Globe issued 4.8 million warrants at an exercise price of US$ 13.00 per share, of which 3.4 million warrants were issued to the third-party institutional investor and 1.4 million warrants were issued to Norstar. The exercise period for the warrants was through December 29, 2014 but they expired without exercise. See also Note 20(b) to our audited consolidated financial statements included elsewhere in this Annual Report.

Equity One

In September 2014, we participated in a private placement by Equity One concurrent with a public equity offering in which it raised approximately U.S.$ 88.9 million (NIS 257 million) and in which we purchased separately an additional 675,000 shares for approximately U.S.$ 15.7 million (NIS 58 million). In March 2015, we participated in an additional private placement by Equity One concurrent with a public equity offering in which the latter raised approximately U.S.$ 105 million and in which we purchased separately an additional 600,000 shares for a total consideration of approximately $16.23 million. For further information, please see Note 9(d) to our audited consolidated financial statements included elsewhere in this Annual Report.

First Capital

In September 2014, we participated in a public equity offering of First Capital, pursuant to which the latter issued approximately C$ 100 million (NIS 323 million) and in which we acquired 883,000 shares in the offering for total consideration of C$ 16.8 million. For further information, please see Note 9(e) to our audited consolidated financial statements included elsewhere in this Annual Report.

Gazit Development/Dori Group/Dori Construction

During the second quarter of 2014, Dori Construction discovered a material deviation in its estimates of anticipated revenues and costs of its projects. In addition to causing Dori Construction to restate its financial statements, it also indicated that the latter suffered from a deficiency in its shareholders’ equity. As a result, the Company approved an investment framework to strengthen the capital structure of Dori Group and Dori Construction. The framework included: (i) a capital injection in the amount of NIS 130 million by means of a private placement by Dori Group to Gazit Development; (ii) an offer from Gazit Development to assign to Dori Group all the rights and obligations under the credit lines which Gazit Development granted to Dori Construction between February 2014 and June 2014, in the total amount of NIS 250 million, in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, in the par value amount of NIS 250 million; (iii) Dori Group undertook to Dori Construction that one half of the assigned credit lines would be converted into shares of Dori Construction; (iv) Gazit Development undertook to grant to Dori Group a loan in the amount of NIS 70 subject to certain conditions that Gazit Development had the right to waive; and (v) Dori Group undertook to use the funds obtained from the aforementioned steps to strengthen the capital structure, liquidity and cash flow of Dori Construction, including through the provision of liquidity for its ongoing needs.

In November 2014, the Company granted an additional credit facility to Gazit Development for NIS 50 million, which was in turn used by the latter to grant a loan to Dori Group for Dori Construction’s current operations. As of the first quarter of 2015, the entire NIS 50 million credit facility was utilized. In March 2015, the Company approved a NIS 90 million increase in the aforementioned credit facility to an aggregate amount of NIS 140 million. For further information, please see Note 9(g) and Note 9(h) to our audited consolidated financial statements included elsewhere in this Annual Report.

Citycon

In May 2014, Citycon announced its was undertaking a directed issuance to a wholly-owned subsidiary of the Canada Pension Plan Investment Board (“CPPIB”) for approximately Euro 206.4 million and that upon the completion of the directed issuance, Citycon would undertake a rights offering to its existing shareholders. The latter was completed in July 2014 and Citycon raised an additional Euro 196.5 million (before transaction costs) of which Euro 87.6 million (NIS 411 million) came from Gazit-Globe’s participation. As part of the transactions, Gazit-Globe and the subsidiary of CPPIB entered into a governance agreement that, among other things, committed each of the parties to certain understandings with respect to the election of directors at shareholders meetings and includes a tag-along right for the subsidiary of CPPIB in the event of a sale of a certain number of shares by Gazit-Globe, and obligates both parties to work towards the application of best corporate governance practices at Citycon. For further information, please see Note 9(f) to our audited consolidated financial statements included elsewhere in this Annual Report.

Atrium

On January 22, 2015, Gazit-Globe entered into an agreement to purchase 52,069,622 ordinary shares of Atrium from an entity forming part of a consortium managed by CPI CEE Management LLC (“CPI”), at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million in an off-market transaction. Upon closing of the acquisition, Gazit-Globe (through wholly-owned subsidiaries) holds 206,681,551ordinary shares of Atrium, representing approximately 55% of Atrium’s issued share capital and voting rights (54% on a fully diluted basis). In addition, pursuant to the transaction, the Amended and Restated Cooperation and Voting Agreement between the Company (through a wholly-owned subsidiary) and CPI was cancelled and the rights conferred on CPI by virtue of the Amended and Restated Relationship agreement between the Company (through a wholly-owned subsidiary), CPI and Atrium were terminated. As a result of the acquisition and in accordance with accepted accounting principles, Gazit-Globe became the sole controlling shareholder of Atrium and, commencing from its financial statements for the first quarter of 2015, it will consolidate Atrium’s financial statements into its own financial statements. For further information, please see Note 9(c) to our audited consolidated financial statements included elsewhere in this Annual Report.

See also generally “Item 6—Directors, Senior Management and Employees—Employment and Consultant Agreements” and Note 9 to our audited consolidated financial statements included elsewhere in this Annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Atrium

As Atrium reported in its annual financial reports for the year ending December 31, 2014, Atrium is involved in certain civil claims in Austria, in connection with alleged losses derived from share price fluctuation in 2007 and associated potential claims. It should be noted, however, that in 2012, the Jersey Financial Service Commission reconfirmed its conclusions that there was no breach of Jersey Companies Laws by the Atrium due to or in connection with the aforementioned events and concluded its investigation without any finding of wrong doing.

In addition, there are currently criminal investigations pending against Mr. Julius Meinl and others relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started a criminal investigation against Atrium based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into force in 2006, is applicable to Atrium. Atrium believes that a finding of liability on its part would be inappropriate and, accordingly intends to actively defend itself.

Dori Group and Dori Construction

In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court requesting class action certification against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and Gazit-Globe itself. The motions deal with damage allegedly caused to the shareholders of Dori Construction and/or Dori Group, respectively, as a result of the publication of allegedly erroneous information by Dori Construction, including in its financial statements, and as a result of its alleged failure to report, at the required time, material adverse information concerning the financial results and the financial position of Dori Construction and, in turn, Dori Group.

The basis for the claims in the aforementioned motions include provisions under the Israel Securities Law, 1968, specifically the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Israel Torts Laws, breaches of statutory duties, all with respect to the public reporting of Dori Construction. The Company itself was named as a defendant on the basis of a claim that it, as the controlling shareholder, had breached its duties with respect to the public reporting of its subsidiaries. The amounts of the claims range from NIS 13 million to NIS 75 million (subject to quantification of the exact damage in the course of the hearings), which are not material for the Company.

On November 9, 2014, the court ordered the plaintiffs in the class actions to file a single unified motion (apart from certain, specific suits that were dismissed). On December 28, 2014, the amended unified motion was filed by the plaintiffs to certify lawsuits as a class action. Currently, the deadline for the Company to file its response to the amended unified certification motion is May 7, 2015. The Company cannot asses the chance of the lawsuit’s success at this preliminary stage.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings, including subcontractor and supplier claims relating to Dori Group and Dori Construction, arising in the ordinary course of business, which collectively are also not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows. Please also see Note 25(k) and Note 26(d) to our audited consolidated financial statements included elsewhere in this Annual Report.

Dividend Policy

In the fourth quarter of each year our board of directors determines, and we announce, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. Over the last three years we have also declared an annual dividend. In the years ended December 31, 2012, 2013, and 2014, we paid our shareholders cash dividends in the amount of NIS 1.60 (U.S.$ 0.46), NIS 1.72 (U.S.$ 0.50), and NIS 1.80 (U.S.$ 0.46) per ordinary share, respectively, representing 49.5%, 50.9%, and 53.2% respectively, of our adjusted EPRA FFO for the applicable period, and have retained the remainder of such income to fund our business.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE since January 1983 under the symbol “GZT” (since 2013), on the New York Stock Exchange under the symbol “GZT” since December 2011, and on the Toronto Stock Exchange under the symbol “GZT” since October 2013.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. The following table below contains translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2014. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2014	48.10	43.60	12.37	11.21
2013	51.58	43.87	13.26	11.28
2012	48.50	35.60	12.47	9.15
2011	47.40	31.39	12.19	8.07
2010	46.52	32.31	11.96	8.31
Quarterly:
First Quarter 2015	52.53	45.83	13.51	11.78
Fourth Quarter 2014	46.90	44.17	12.06	11.36
Third Quarter 2014	47.54	44.32	12.22	11.40
Second Quarter 2014	48.10	43.76	12.37	11.25
First Quarter 2014	46.29	43.60	11.90	11.21
Fourth Quarter 2013	48.36	45.25	12.44	11.64
Third Quarter 2013	49.35	43.87	12.69	11.28
Second Quarter 2013	51.58	46.01	13.26	11.83
First Quarter 2013	50.50	47.49	12.99	12.21
Most Recent Six Months(1):
March 2015	52.53	49.15	13.51	12.64
February 2015	51.30	48.91	13.19	12.58
January 2015	49.85	45.83	12.82	11.78
December 2014	46.90	44.17	12.06	11.36
November 2014	46.80	44.80	12.03	11.52
October 2014	45.90	44.38	11.80	11.41

(1)	For the period from April 1, 2015 through April 10, 2015, the high was NIS 52.30 (U.S.$ 13.45) and the low was NIS 50.94 (U.S.$ 13.45).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2014	13.81	11.29
2013	14.24	12.05
2012	13.18	9.00
2011 (since December 14th)	9.75	8.83
Quarterly:
First Quarter 2015	13.31	11.48
Fourth Quarter 2014	12.60	11.29
Third Quarter 2014	13.79	12.42
Second Quarter 2014	13.81	12.54
First Quarter 2014	13.27	12.23
Fourth Quarter 2013	13.83	12.83
Third Quarter 2013	13.96	12.05
Second Quarter 2013	14.24	12.76
First Quarter 2013	13.78	12.77
Most Recent Six Months(1):
March 2015	13.31	12.05
February 2015	13.19	12.61
January 2015	12.61	11.48
December 2014	11.89	11.29
November 2014	12.22	11.63
October 2014	12.60	11.79

(1)	For the period from April 1, 2015 through April 10, 2015, the high was U.S.$ 13.14 and the low was U.S.$ 12.73.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the Toronto Stock Exchange in Canadian dollars and U.S. dollars. The following table below contains translations of Canadian dollar amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2014. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	C$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2014	14.98	12.86	12.94	11.11
2013 (since October 16th)	14.55	13.50	12.57	11.66
Quarterly:
First Quarter 2015	16.53	13.40	14.28	11.57
Fourth Quarter 2014	14.22	12.86	12.28	11.11
Third Quarter 2014	14.75	13.63	12.74	11.77
Second Quarter 2014	14.98	13.74	12.94	11.87
First Quarter 2014	14.69	13.75	12.69	11.87
Fourth Quarter 2013 (since October 16th)	14.55	13.50	12.57	11.66
Most Recent Six Months(1):
March 2015	16.53	15.40	14.28	13.37
February 2015	16.43	15.34	14.19	13.25
January 2015	15.96	13.40	13.78	11.57
December 2014	13.76	12.86	11.88	11.11
November 2014	14.22	12.94	12.28	11.18
October 2014	14.03	13.29	12.12	11.48

(1)	For the period from April 1, 2015 through April 10, 2015, the high was C$ 16.52 (U.S.$ 14.27) and the low was C$ 15.95 (U.S. $ 13.77).

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association.

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction. Our articles of association do not provide for a different method of approval. No transaction that is not in favor of the company’s interest may be approved by the board of directors. Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

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

Disclosure of Shareholder Ownership

Our articles of association do not mandate a threshold at which shareholder ownership must be publicly disclosed. Such thresholds are determined by applicable securities laws.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax. The Israeli corporate tax rate is 26.5% in 2014 compared to a tax rate of 25% in 2013 and 2012. On July 30, 2013, the Israeli Knesset approved the nation’s economic plan for 2013-2014 (the “Budget Law”), which sought, among other things, to cause dividends distributed from the revaluation of assets to be subject to Israeli capital gain tax at the level of the distributing company, effective only after the publication of relevant regulations.

Taxation of Non-Israeli Subsidiaries Held by an Israeli Parent Company

Non-Israeli subsidiaries of an Israeli parent company are generally subject to tax in their countries of residence under tax laws applicable to them in such country. Such subsidiaries could also be subject to Israeli corporate income tax on their income if they are viewed as Israeli resident corporations. The Income Tax Ordinance defines an Israeli resident corporation as one that was incorporated in Israel or is managed and controlled from Israel, such that if a non-Israeli corporation is managed and controlled from Israel, it would be subject to tax in Israel. In such case, double taxation could ensue, although the Ordinance and the relevant tax treaty provide rules for provision of foreign tax credits in such situation. In addition, if the non-Israeli subsidiary were to be a resident of a country which has a double tax treaty in force with Israel, the provisions of such tax treaty would normally provide rules for defining residency for purposes of applying the provisions of the tax treaty and provide further relief from double taxation.

In addition, under the Israeli CFC rules, undistributed passive profits of a controlled foreign corporation may be subject to Israeli taxation under certain conditions.

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

Israeli Resident Individuals

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Generally, gains from sale of ordinary shares acquired prior to January 1, 2012 are subject to a 20% capital gains tax for individuals. The tax rate is increased to 25% for sale of shares by an individual shareholder holding 10% or more of the means of control of the company at the time of sale or at any time during the preceding 12 month period (a “substantial shareholder”). Shareholders which are corporations are subject to a 25% capital gains tax rate.

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of shares is the individual’s marginal (income) tax rate. The tax rate, however, cannot exceed 25% (or 30% with respect to a substantial shareholder). With respect to corporate investors, the rate of capital gains tax imposed on the sale of shares is equal to the corporate tax rate, which is 25% in 2012 and 2013 and 26.5% from January 1, 2014.

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

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate on the annual taxable income from any source of the individuals (whether any such individual is an Israeli resident or non-Israeli resident) exceeding NIS 811,560 (in 2013 and 2014) (hereinafter, the “Excess Tax”).

Israeli Resident Corporations

Capital Gains

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the same as the general corporate income tax rate. As described above, the corporate tax rate was 25% for the years 2013 and 2012, and 26.5% from 2014 onwards.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax with respect to dividends received from Israeli resident corporations where the income distributed by such corporations were subject to Israeli corporate income tax and such income was not subject to a special tax rate.

Non-Israeli Residents

Non-Israeli residents are subject to tax on income accrued or derived from Israeli sources. These include, inter alia, dividends, royalties and interest, as well as other types of income (e.g., from provision of services in Israel). We are required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) the asset is located abroad and is mainly a right, directly or indirectly, to an asset or to inventory, or it is indirect right for a right in real estate or to an asset in a “real estate organization” that is located in Israel, for the part of the consideration that is derived from the asset that is located in Israel; (iii) the asset is a share or right for a share in a body of person, which is an Israeli resident; (vi) the asset is a right for a body of persons resident abroad that mainly entails a right, directly or indirectly, for an asset located in Israel – for the part of the consideration that is derived from the asset which is located in Israel unless an income tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate income tax rate (25% in 2013, 26.5% for 2014 onwards) or, if derived by an individual, at the rate of 25% or 30%, from assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2013 and a marginal tax rate of up to 48% for an individual in 2013). Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

For example, under the U.S.-Israel Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. resident (for purposes of the U.S.-Israel Treaty) holder of our ordinary shares is 25%. However, generally, the maximum withholding tax rate on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which Israeli tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for a period that exceeds 180 days in the tax year, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed. Shareholders should consult with their tax advisor regarding their obligation to file tax return in Israel.

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

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our PFIC status for 2014. Based on the advisor’s advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and amounts of our gross income, and the nature of our business, we believe we were not a PFIC for the taxable year ending December 31, 2014. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our rental income (assuming full consolidation of jointly controlled companies) is generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2014, 32.0% of our rental income was earned in Canadian dollars, 31.4% in Euros, 21.6% in U.S. dollars, 7.4% in Swedish Krona and 3.3% in NIS. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 303 million of gross loss during 2014). In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2014 vs. 2013	(0.9)	(7.7)	(1.0)
2013 vs. 2012	(6.4)	(9.1)	(3.2)
2012 vs. 2011	7.8	6.6	(0.5)

Assuming a 10% decrease in the U.S. dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 106 million in 2014. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 132 million in 2014. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 140 million in 2014.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2014, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	3,204	6	131
Cross-currency swap	U.S.$-NIS	808	5	5
Cross-currency swap	C$-NIS	914	6	62
Cross-currency swap	BRL-NIS	273	3	54
Cross-currency swap	Swedish Krona-Euro	709	6	3
Forward contracts	Various currencies	4,586	Less than 1	3

Total		10,494		258

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

Assuming an increase of 1% in the Israeli CPI, our pre-tax equity would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax equity would have increased, by NIS 100 million and NIS 103 million as of December 31, 2014 and December 31, 2013, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 60 million and NIS 56 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2014 and 2013 in the Consumer Price Index or similar inflation indices.

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

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2014, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable	U.S.$	972	variable	fixed	4.1	(1)
Interest rate swaps fixed/variable	C$	250	variable	fixed	0.04	1
Interest rate swaps fixed/variable	Swedish Krona	275	variable	fixed	2.9	(25)

As of December 31, 2014 and 2013, 91.4% and 90% of our interest bearing liabilities, respectively (88.6% and 80% excluding interest rate swaps, respectively), were at fixed interest rates.

The following table presents information about the impact a 1% absolute increase in interest rates would have on pre-tax income (loss) for the year:

	Sensitivity Analysis for Liabilities in Variable Interest
Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rate	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2014	(48)	(10)	(18)	(3)
December 31, 2013	(22)	(7)	(23)	(3)

	Sensitivity Analysis for Fair Value of Derivatives — Absolute changes in Consumer Price Index
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2014	81	40	(41)	(83)
December 31, 2013	94	47	(47)	(95)

The following tables present information about the impact a 2%/1% absolute increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2014
Change in interest on €	257	135	(129)	(129)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in interest on Brazilian Real	13	7	(6)	(12)
Change in nominal interest on NIS	(138)	(71)	68	109
Change in real interest on NIS	(459)	(238)	252	527

	Sensitivity Analysis for Fair Value of Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2014
Change in interest on U.S.$	66	34	(37)	(59)
Change in interest on C$	60	32	(34)	(71)
Change in interest on Swedish Krona	15	8	(3)	(3)

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

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2014 and December 31, 2013 was NIS 299 million (U.S.$ 76.9 million) and NIS 220 million, respectively. This exposure is not hedged.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on such assessment, management has concluded that, as of December 31, 2014, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by the Company’s independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report dated as of March 23, 2015 herein expresses an unqualified opinion on the Company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company’s internal control over financial reporting as of December 31, 2014 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report which is included under “Item 18—Financial Statements” on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, the management of U. Dori Construction Ltd. (“Dori Construction”) discovered a material weakness in the process of “income recognition and costs and revenues estimation in construction projects”, derived from a material deviation from its existing estimates of anticipated costs and revenues in various construction projects (“Deviation in Estimates”), which caused an adjustment in the Company’s financial statements by means of a restatement for the year ending December 31, 2013 and for the three-month period ending March 31, 2014. The material weakness was first reported in August and September 2014 with respect to the financial statements for the year ending December 31, 2013 and interim periods thereafter. During the year ending December 31, 2014, Dori Construction implemented remedial internal control procedures to address the previously identified material weakness. These procedures included:

•	The appointment of a special committee of Dori Construction’s board of directors with extensive powers to supervise the process of examining estimates of costs and revenues and to clarify the reasons for the original Deviation in Estimates.

•	The appointment of an external engineering inspector to examine the methods by which Dori Construction samples its projects as well as the reasonableness of the assumptions on which its estimates for those projects were based.

•	The appointment of an external independent examiner to study the causes for the Deviation in Estimates and the reasons for the failure to discover them earlier. The examiner recommended actions and processes required to assist in remediating the material weakness and prevent its recurrence. The external examiner has issued his report to Dori Construction which the latter subsequently publicly reported.

•	The replacement of officeholders in Dori Construction’s senior management and the addition of new personnel in its finance department.

•	The replacement of members of the budgetary-control department as well as the restructuring of the department through the appointment of a new budgetary control manager, two additional examiners, and the hiring of a specialist consultant.

•	Improving the functioning of the tenders department through the involvement of operational officers in the project pricing processes including in the review of the process for prior projects.

•	Updating, adjusting and adding new procedures for the process of preparing project estimates.

•	Increasing site visits and supervision of projects with the participation of senior operating, finance and budgetary control personnel.

After the completion of the testing of the design and operating effectiveness of these new procedures, Dori Construction’s management, in its annual report for the year ending December 31, 2014, under the supervision of its audit committee and board of directors, reached the conclusion that the previously identified material weakness had been remediated. As a result, after reviewing all the measures taken and the procedures adopted by Dori Construction, the Company’s management, under the supervision of the Company’s audit committee and board of directors, reached the conclusion that in light of the aforementioned remediation, the Company’s internal control over financial reporting is now effective.

Except for the items described above, there have been no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Policy on Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2014 and 2013 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2014 and 2013:

	2014	2013
	(U.S.$ in thousands)
Audit Fees	$4,006	$4,408
Audit-Related Fees	417	891
Tax Fees	542	910

Total	$4,965	$6,209

The audit fees for the years ended December 31, 2014 and 2013 were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the U.S. SEC as of December 31, 2014, and the Israeli Securities Regulations as of December 31, 2014 and 2013, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2014 and 2013 were for services in respect of accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards, and fees billed for assurance and related services regarding our initial public offering in the United States.

Tax fees for the years ended December 31, 2014 and 2013 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

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

PART III

ITEM 18.	FINANCIAL STATEMENTS

The financial statements required by this item are found at the end of this annual report, beginning on page F-1. The financial statements of Atrium are also provided pursuant to Rule 3-09 of Regulation S-X.

ITEM 19.	EXHIBITS

No.	Description

1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

1.2	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) ¥

4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to Registration No. 333-178320)

4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to Registration No. 333-178320)

4.3	Equityholders Agreement among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc. and Ficus, Inc., dated May 23, 2010 (incorporated by reference to Exhibit 10.3 to Registration No. 333-178320)

4.4	Amendment No. 1 among Equity One, Inc., Capital Shopping Centres Group PLC, Liberty International Holdings Limited, the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., Ficus, Inc. and Gazit First Generation LLC (incorporated by reference to Exhibit 10.4 to Registration No. 333-178320)

4.5	Intercompany Agreement among the registrant, MGN (USA) Inc., Gazit (1995), Inc., MGN America, LLC, Silver Maple (2001), Inc., and Ficus, Inc, dated as of May 23, 2010 (incorporated by reference to Exhibit 10.5 to Registration No. 333-178320)

4.6	2011 Shareholders’ Agreement among Alony Hetz Properties & Investments, Ltd., A.H. Canada Holdings Ltd., the registrant, Gazit Canada Inc., and Gazit 2003 Inc., dated January 9, 2011 (incorporated by reference to Exhibit 10.6 to Registration No. 333-178320)

4.7	Amended and Restated Facility Agreement between the registrant, Bank Hapoalim B.M., Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated December 31, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on January 2, 2014) +

4.8	Amending Agreement, dated January 21, 2015, between registrant, Bank Hapoalim B.M., Israel Discount Bank Ltd., and Union Bank of Israel Ltd. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on January 26, 2015)

4.9	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration No. 333-178320) +

4.10	Amendment No. 2 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated June 28, 2012 (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.11	Amendment No. 3 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated November 30, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on December 3, 2014) +

4.12	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to Registration No. 333-178320) +

4.13	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to Registration No. 333-178320) +

4.14	Third Amendment to the Facility Agreement between the registrant and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.15	Third Amendment to the Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 6-K that was furnished to the SEC on March 13, 2013) +

4.16	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated April 17, 2011 and Amended and Restated Additional Conditions for Granting Credits, dated June 21, 2011 (incorporated by reference to Exhibit 10.11 to Registration No. 333-178320) +

4.17	Amending Agreement to Additional Conditions for Granting Credits between the registrant and Bank Leumi le-Israel B.M., dated March 19, 2013 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

4.18	Amended and Restated Loan Agreement among Gazit First Generation LLC, the registrant and Bank Leumi USA, dated March 19, 2013 (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013) +

No.	Description

4.19	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to Registration No. 333-178320)

4.20	Amended and Restated Co-operation and Voting Agreement between Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.14 to Registration No. 333-178320)

4.21	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012) ¥

4.22	Arrangement Agreement, by and among the registrant, First Capital Realty Inc., Gazit America Inc., dated June 20, 2012 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F that was filed with the SEC on April 22, 2013)

4.23	Governance Agreement, by and between the registrant and CPP Investment Board European Holdings S.à r.l with respect to Citycon Oyj., dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K that was furnished to the SEC on June 10, 2014)

8.1	List of subsidiaries of the Registrant

10.1	Consent of Kost Forer Gabbay & Kasierer

10.2	Consent of KPMG Channel Islands Limited

12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

¥	English translation of original Hebrew document.
+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/s/Aharon Soffer
Name: Aharon Soffer Title: President

Date: April 22, 2015

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the “Company”) and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule of investment property information (the “schedule”). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements of a certain jointly controlled company accounted for using the equity method. The investment in this jointly controlled company amounted to NIS 4,098 million and NIS 4,312 million as of December, 31, 2014 and 2013, respectively, and the Company’s share in its earnings (losses) amounted to NIS (111) million, NIS 132 million and NIS 165 million for the years ended December 31, 2014, 2013 and 2012, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the report of the other auditors.

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

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits, the schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 23, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel March 23, 2015	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited Gazit Globe, Ltd. (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company and subsidiaries maintained in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2014 and 2013, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2014 and the financial statement schedule of investment property information and our report dated March 23, 2015 expressed an unqualified opinion thereon based on our audits and the report of the other auditors.

Tel-Aviv, Israel March 23, 2015	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31, 2014	December 31,
			2014	2013
	Note	U.S. dollars	NIS
		In millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	167	650	1,018
Short-term investments and loans	4a	95	368	504
Marketable securities	4b	77	299	100
Financial derivatives	37d	23	90	39
Trade receivables	5	138	536	689
Other accounts receivable	6	78	303	302
Inventory of buildings and apartments for sale	7	152	588	692
Income taxes receivable		4	14	19

		734	2,848	3,363
Assets classified as held for sale	8	269	1,046	611

		1,003	3,894	3,974

NON-CURRENT ASSETS
Equity-accounted investees	9	1,598	6,213	5,907
Other investments, loans and receivables	10	145	564	659
Available-for-sale financial assets	11	98	383	435
Financial derivatives	37d	73	288	769
Investment property	12	14,565	56,646	53,309
Investment property under development	13	422	1,642	2,479
Non-current inventory	7	1	2	23
Fixed assets, net	14	44	171	160
Intangible assets, net	15	26	103	106
Deferred taxes	25m	20	78	106

		16,992	66,090	63,953

		17,995	69,984	67,927

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience translation (Note 2d(1))
		December 31, 2014	December 31,
			2014	2013
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	142	553	257
Current maturities of non-current liabilities	17	697	2,711	2,914
Financial derivatives	37d	15	59	32
Trade payables	18	232	900	940
Other accounts payable	19	325	1,262	1,272
Advances from customers and buyers of apartments	7	78	304	267
Income taxes payable		19	74	32

		1,508	5,863	5,714
Liabilities attributed to assets held for sale	8	28	110	73

		1,536	5,973	5,787

NON-CURRENT LIABILITIES
Debentures	20	6,283	24,433	22,231
Convertible debentures	21	322	1,254	1,221
Interest-bearing loans from financial institutions and others	22	2,199	8,552	12,692
Financial derivatives	37d	24	94	169
Other financial liabilities	23	49	190	198
Deferred taxes	25m	930	3,618	3,276

		9,807	38,141	39,787

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		60	232	229
Share premium		1,134	4,411	4,288
Retained earnings		1,264	4,915	5,160
Foreign currency translation reserve		(422)	(1,641)	(2,000)
Other reserves		32	127	146
Loans granted to purchase shares of the Company’s shares *)		—	—	—
Treasury shares		(5)	(21)	(21)

		2,063	8,023	7,802
Non-controlling interests	27i	4,589	17,847	14,551

Total equity		6,652	25,870	22,353

		17,995	69,984	67,927

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience translation (Note 2d(1))
		Year ended December 31, 2014	Year ended December 31,
			2014	2013	2012
	Note	U.S. dollars	NIS
	(In millions, except for per share data)
Rental income	30	1,263	4,913	5,146	5,249
Property operating expenses	31	407	1,584	1,689	1,705

Net operating rental income		856	3,329	3,457	3,544

Revenues from sale of buildings, land and construction works performed	32	349	1,357	1,672	1,760
Cost of buildings sold, land and construction works performed	32	427	1,660	1,688	1,720

Gross profit (loss) from sale of buildings, land and construction works performed		(78)	(303)	(16)	40

Total gross profit		778	3,026	3,441	3,584

Fair value gain from investment property and investment property under development, net		271	1,053	962	1,938
General and administrative expenses	33	(159)	(619)	(610)	(673)
Other income	34a	14	55	218	164
Other expenses	34b	(21)	(81)	(74)	(47)
Company’s share in earnings of equity-accounted investees, net	9b	3	12	149	299

Operating income		886	3,446	4,086	5,265
Finance expenses	35a	(544)	(2,115)	(2,185)	(2,214)
Finance income	35b	40	157	549	120

Income before taxes on income		382	1,488	2,450	3,171
Taxes on income	25n	104	405	265	758

Net income		278	1,083	2,185	2,413

Attributable to:
Equity holders of the Company		19	73	927	901
Non-controlling interests		259	1,010	1,258	1,512

		278	1,083	2,185	2,413

Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		0.11	0.41	5.41	5.46

Diluted net earnings		0.10	0.39	5.35	5.25

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience translation (Note 2d(1))
	Year ended December 31, 2014	Year ended December 31,
		2014	2013	2012
	U.S. dollars	NIS
	In millions
Net income	278	1,083	2,185	2,413

Other comprehensive income (loss) (net of tax effect *):
Items that are or will be reclassified to profit or loss:

Exchange differences on translation of foreign operations (1)	295	1,148	(2,443)	(416)
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	—	3
Net gains (losses) on cash flow hedges (1)	12	46	239	(100)

Net gains (losses) on available-for-sale financial assets	10	36	(4)	37

	317	1,230	(2,208)	(476)
Items not to be reclassified to profit or loss:

Gain on revaluation of fixed assets in joint venture	—	—	(6)	10

Total other comprehensive income (loss)	317	1,230	(2,214)	(466)

Total comprehensive income (loss)	595	2,313	(29)	1,947

Attributable to:
Equity holders of the Company (2)	115	445	(46)	715
Non-controlling interests	480	1,868	17	1,232

	595	2,313	(29)	1,947

(1) Includes Group’s share in other comprehensive loss of investees according to the equity method	(9)	(34)	(19)	(3)

(1) Breakdown of total comprehensive income attributable to equity holders of the Company
Net income	19	73	927	901
Exchange differences on translation of foreign operations	79	307	(1,087)	(189)
Realization of exchange differences on translation of equity-accounted foreign operations	—	—	—	2
Net gains (losses) on cash flow hedges	7	29	123	(48)
Net gains (losses) on available-for-sale financial assets	10	36	(3)	39

Gain (loss) on revaluation of fixed assets in joint venture	—	—	(6)	10

	115	445	(46)	715

*)	For further details regarding other comprehensive income and related tax impact, see Note 27e

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Convenience translation into U.S. dollars (Note 2d(1))
	In millions
Balance as of January 1, 2014	59	1,103	1,327	(515)	37	*)—	(5)	2,006	3,742	5,748
Net income	—	—	19	—	—	—	—	19	260	278
Other comprehensive income	—	—	—	79	17	—	—	96	221	317

Total comprehensive income	—	—	19	79	17	—	—	115	480	595
Issue of shares net of issuance expenses	1	29	—	—	—	—	—	30	—	30
Exercise expiration and forfeite of share options into Company’s shares	*)—	2	—	—	(2)	—	—	*)—	—	—
Revaluation of loans to purchase shares	—	—	*)—	—	—	*)—	—	—	—	—
Cost of share-based payment	—	—	—	—	2	—	—	2	10	12
charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	—	—	—	—	(21)	—	—	(21)	21	—
Dividend paid	—	—	(82)	—	—	—	—	(82)	—	(82)
Capital issuance to non-controlling interests	—	—	—	15	(2)	—	—	13	611	624
Acquisition of non-controlling interests	—	—	—	(1)	1	—	—	—	(83)	(83)
Issue, redemption and
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(192)	(192)

Balance as of December 31, 2014	60	1,134	1,264	(422)	32	*)—	(5)	2,063	4,589	6,652

*)	Represents an amount of less than U.S.$ 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353
Net income	—	—	73	—	—	—	—	73	1,010	1,083
Other comprehensive income	—	—	—	307	65	—	—	372	858	1,230

Total comprehensive income	—	—	73	307	65	—	—	445	1,868	2,313
Issue of shares net of issuance expenses	3	113	—	—	—	—	—	116	—	116
Exercise of share expiration and forfeite of share options into Company’s shares	*) —	10	—	—	(10)	—	—	*) —	—	*) —
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Cost of share-based payment	—	—	—	—	9	—	—	9	40	49
Dividend paid	—	—	(318)	—	—	—	—	(318)	—	(318)
charging the non-controlling interest share in equity deficit of subsidiary to equity holders of the company	—	—	—	—	(79)	—	—	(79)	79	—
Capital issuance to non-controlling interests	—	—	—	58	(7)	—	—	51	2,378	2,429
Acquisition of non-controlling interests	—	—	—	(6)	3	—	—	(3)	(322)	(325)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(747)	(747)

Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) —	(21)	8,023	17,847	25,870

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*) —	(21)	7,681	14,616	22,297
Net income	—	—	927	—	—	—	—	927	1,258	2,185
Other comprehensive income (loss)	—	—	—	(1,087)	114	—	—	(973)	(1,241)	(2,214)

Total comprehensive income (loss)	—	—	927	(1,087)	114	—	—	(46)	17	(29)
Issue of shares net of issuance expenses	10	479	—	—	—	—	—	489	—	489
Exercise of share options issued by the Company	(* —	4	—	—	(4)	—	—	(* —	—	(* —
Revaluation of loans to purchase shares	—	—	(* —	—	—	(* —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	(* —	—	(* —	—	(* —
Cost of share-based payment	—	—	—	—	10	—	—	10	21	31
Dividend paid	—	—	(298)	—	—	—	—	(298)	—	(298)
Capital issuance to non-controlling interests	—	—	—	—	(30)	—	—	(30)	626	596
Acquisition of non-controlling interests	—	—	—	—	(4)	—	—	(4)	(33)	(37)
Issue, and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(8)	(8)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(688)	(688)

Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*) —	(21)	7,802	14,551	22,353

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2012	218	3,787	3,792	(726)	149	—	(21)	7,199	12,197	19,396
Net income	—	—	901	—	—	—	—	901	1,512	2,413
Other comprehensive income (loss)	—	—	—	(187)	1	—	—	(186)	(280)	(466)

Total comprehensive income (loss)	—	—	901	(187)	1	—	—	715	1,232	1,947
Exercise of share options into Company’s shares	1	18	—	—	(16)	—	—	3	—	3
Revaluation of loans to purchase shares	—	—	*) —	—	—	*) —	—	—	—	—
Repayment of loans to purchase shares	—	—	—	—	—	*) —	—	*) —	—	*) —
Realization of fixed asset revaluation reserve in joint venture	—	—	102	—	(102)	—	—	—	—	—
Cost of share-based payment	—	—	—	—	4	—	—	4	43	47
Dividend paid	—	—	(264)	—	—	—	—	(264)	—	(264)
Capital issuance to non-controlling interests	—	—	—	—	125	—	—	125	2,099	2,224
Acquisition of non-controlling interests	—	—	—	—	(101)	—	—	(101)	(268)	(369)
Conversion and re-purchase of convertible debentures in subsidiary	—	—	—	—	—	—	—	—	(12)	(12)
Dividend to non-controlling interests	—	—	—	—	—	—	—	—	(675)	(675)

Balance as of December 31, 2012	219	3,805	4,531	(913)	60	—	(21)	7,681	14,616	22,297

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31, 2014	Year ended December 31,
		2014	2013	2012
	U.S. dollars	NIS
	(In millions)
Cash flows from operating activities:
Net income	278	1,083	2,185	2,413

Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	504	1,958	1,636	2,094
Company’s share in earnings of equity-accounted investees, net	(3)	(12)	(149)	(299)
Fair value gain from investment property and investment property under development, net	(271)	(1,053)	(962)	(1,938)
Depreciation and amortization	8	32	34	34
Taxes on income	104	405	265	758
Impairment loss of other assets	4	15	2	7
Capital loss, net	16	65	53	5
Change in employee benefit liability	—	—	—	(2)
Loss from decrease in holding interest and disposal of investees, net	—	1	11	—
Gain from bargain purchase (Note 34b)	(12)	(47)	(198)	(134)
Cost of share-based payment	12	45	41	47

	362	1,409	733	572

Decrease (Increase) in trade receivables and other accounts receivable	39	151	(138)	(40)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	9	37	(13)	57
Decrease in trade and other accounts payable	(38)	(148)	(54)	(104)
Increase in tenants’ security deposits, net	4	14	8	4

	14	54	(197)	(83)

Net cash provided by operating activities before interest, dividend and taxes	654	2,546	2,721	2,902

Cash received and paid during the year for:
Interest paid	(487)	(1,892)	(1,843)	(1,964)
Interest received (Note 37d)	50	193	218	54
Dividend received	60	233	155	395
Taxes paid	(14)	(56)	(69)	(44)
Tax refund received	1	2	7	25

	(390)	(1,520)	(1,532)	(1,534)

Net cash provided by operating activities	264	1,026	1,189	1,368

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31, 2014	Year ended December 31,
		2014	2013	2012
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:
Investment return and proceeds from sale of investee	8	33	54	12
Investment in and loans to investees	(81)	(313)	(1,275)	(266)
Acquisition, construction and development of investment property	(842)	(3,273)	(2,994)	(5,667)
Investments in fixed assets	(6)	(23)	(50)	(49)
Proceeds from sale of investment property	681	2,651	2,136	1,482
Proceeds from sale of fixed assets	1	3	38	—
Grant of long-term loans	(14)	(56)	(181)	(583)
Collection of long-term loans	58	226	329	79
Short-term investments, net	(2)	(9)	(30)	(20)
Investment in financial assets	(70)	(274)	(345)	(743)
Proceeds from sale of financial assets	69	267	110	1,134

Net cash used in investing activities	(197)	(768)	(2,208)	(4,621)

Cash flows from financing activities:
Issue of shares net of issue expenses	30	118	489	—
Repayment of loans granted for purchase of Company’s shares	—	—	— (*	— (*
Exercise of share options into Company’s shares	— (*	— (*	— (*	3
Capital issuance to non-controlling interests, net	608	2,365	536	1,832
Acquisition of non-controlling interests	(83)	(325)	(102)	(263)
Dividend paid to equity holders of the Company	(82)	(318)	(298)	(264)
Dividend paid to non-controlling interests	(190)	(739)	(698)	(653)
Receipt of long-term loans	414	1,608	1,429	6,140
Repayment of long-term loans	(1,608)	(6,253)	(4,820)	(6,042)
Repayment of long-term credit facilities from banks, net	(67)	(261)	(1,084)	(169)
Short-term credit from banks and others, net	97	377	(83)	(85)
Repayment and early redemption of debentures and convertible debentures	(330)	(1,284)	(1,366)	(3,177)
Issue of debentures and convertible debentures	969	3,768	6,033	6,168
Unwinding of hedging transactions (Note 37d)	62	243	392	—

Net cash provided by (used in) financing activities	(180)	(701)	428	3,490

Exchange differences on balances of cash and cash equivalents	19	75	(74)	(93)

Increase (decrease) in cash and cash equivalents	(95)	(368)	(665)	144
Cash and cash equivalents at the beginning of the year	262	1,018	1,683	1,539

Cash and cash equivalents at the end of the year	167	650	1,018	1,683

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience translation (Note 2d(1))
	Year ended December 31, 2014	Year ended December 31,
		2014	2013	2012
	U.S. dollars	NIS
	(In millions)
(a) Significant non-cash transactions:	—
Conversion of convertible debentures into subsidiary’s shares	17	66	67	321

Acquisition of subsidiary’s shares for issuance of shares by subsidiaries	—	—	—	106

Dividend payable to non-controlling interests	22	85	77	87

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	The Company and its business activities

The Company, through its investees (“the Group”), is the owner, operator and developer of income producing properties in North America, Europe, Israel and Brazil and focuses mainly on the supermarket-anchored shopping center sector in urban growth markets. In addition, the Group operates in the development and construction sector primarily of residential projects in Israel and in Central-Eastern Europe and in other activities in similar fields.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (“Norstar”) directly and through its wholly-owned subsidiary (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Related parties	-	As defined in IAS 24 (Revised).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	- GENERAL (Cont.)

EQY	-	Equity Once Inc., consolidated entity.

FCR	-	First Capital Reality Inc., consolidated entity.

CTY	-	Citycon Oyj, consolidated entity.

ATR	-	Atrium European Real Estate Limited, jointly controlled entity.

The reporting date	-	December 31, 2014.

c.	The Company’s financial statements as of December 31, 2014 were approved by the Company’s board of directors on March 23, 2015.

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

The Amendments are effective prospectively beginning from January 1, 2014. The initial adoption of the Amendments had no material impact on the Company’s financial statement.

International Financial Reporting Clarification No. 21 (IFRIC 21), Levies

In May 2013, the IASB published International Financial Reporting Clarification No. 21 (IFRIC 21 (the “Interpretation”) regarding levies that are imposed by a government through legislation. Pursuant to the Interpretation, an obligation for the payment of a levy will only be recognized upon the occurrence of the event creating the payment obligation. The Interpretation is effective from January 1, 2014. The initial adoption of the Interpretation, had no material impact on the Company’s financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Existence of effective control

•    Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights

•    Degree to which the other holdings are diversified

•    Voting patterns at prior meetings of shareholders

Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 9d, e and f

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

•    Have a major percentage of the leasable areas been preleased to tenants?

Measurement of investment property under construction at cost or at fair value – refer to Note 13

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2z

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 12 and Note 13
Impairment of equity-accounted investees	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments	Determination whether to record an impairment - refer to Note 2u2 and Note 9c5
Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition - refer to Note 9c and Note 34a
Recording of deferred tax assets	Expectation of future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25m
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 37b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28
Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition and costs recognized, refer to Note 2z

c.	Consolidated financial statements

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

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

Below is the aspects reviewed by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights.

3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.

4.	The absence of other single entity beside the Group that holds a significant portion of the investee’s shares.

5.	The ability to establish policies and guide operations by appointing the investee’s senior management (CEO, Chairman of the Board).

6.	The minority shareholders have no participating rights or other preferential rights, excluding standard protective rights.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 42.8% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with of other shareholders, refer to Note 26a3.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest and voting rights of 43.3% in EQY at the reporting date, wide diversity of public holdings of the remaining shares, restriction on other shareholders from holding above a certain interest in EQY, the Group has ownership of a majority of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of EQY. In addition, the Group has voting agreement with other shareholders, refer to Note 9d6.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of 44.0% in FCR at the reporting date, wide diversity of public holdings of the remaining shares, the Group has ownership of a majority of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of FCR. In addition, the Group has a voting agreement with other shareholders, see Note 26a 6.

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

In cases where the Company provides loans and/or guarantees for a subsidiary’s debts in excess of its percentage interest therein, the Company recognizes its equity in the comprehensive income/loss of the subsidiary in accordance with the percentage interest in the subsidiary. This notwithstanding, in the Statement of Changes in Equity, the Company makes a “reattribution” of the losses generated, so that the non-controlling interests are not presented at an amount that is less than the amount of financing to which they have committed.

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont)

other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2014 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2014 (U.S.$ 1 = NIS 3.889). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

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

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

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

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

When the amounts received for a particular project exceed total costs incurred with the addition of the total profits recognized and net or the total losses recognized, the net amounts received will be presented as a liability for customer advances.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Financial assets and financial liabilities are offset, and the net amount is presented in the statement of financial position, provided there is a legally enforceable right to offset the recognized amounts, and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously. The right to offset needs to be legally enforceable not just during the normal course of business but also in the event of bankruptcy or insolvency of one the parties. In order for the right to offset to be currently available, it cannot be contingent on a future event, nor can there be periods during which it will not apply or events that will cause its expiration.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

10.	Derecognition of financial liabilities

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

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

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of cross-currency swap hedging transactions during 2014, refer to Note 37d.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

o.	Business combinations and goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree’s net identifiable assets. The Direct acquisition costs are recognized immediately as an expense in profit or loss.

In a business combination achieved in stages, equity rights in the acquiree that had been previously held by the acquirer prior to obtaining control are measured at the acquisition date at fair value and are included in the acquisition consideration by recognizing the gain or loss resulting from the fair value measurement. In addition, amounts previously recorded in other comprehensive income are reclassified to profit and loss.

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

p.	Investments in associates and joint ventures

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

q.	Investment property

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

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, borrowing costs used to finance construction, direct incremental planning and development costs and leasing costs.

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge. For further details refer to Notes 12 and 13.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

r.	Fixed assets

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

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

s.	Intangible assets

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

t.	Leases

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

u.	Impairment of non-financial assets

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

joint venture. Impairment loss, as above, is not attributed specifically to goodwill. Therefore, it may be reversed in full in subsequent periods, up to the recognized impairment loss, if the recoverable amount of the investment increases. For additional information, refer to Note 9c.

v.	Non-current assets classified as held for sale

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

w.	Taxes on income

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

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the temporary outside differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

x.	Share-based payment transactions

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

y.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

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

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

2.	Post employment benefits

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

z.	Revenue recognition

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

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

aa.	Earnings per share

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

As for investment property under development, measurement of these assets at fair value does not include the amount of borrowing costs incurred during their development period. The Group presents financing costs in profit or loss net of borrowing costs that had been capitalized on such assets before measuring them at fair value.

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

ee.	Disclosure of new IFRS’s in the period prior to their adoption

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

Step 1: Identify the contract with a customer, including reference to contract consolidation and accounting for contract modifications.

Step 2: Identify the distinct performance obligations in the contract.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

Step 3: Determine the transaction price, including reference to variable consideration, financing components that are significant to the contract, non-cash consideration and any consideration payable to the customer.

Step 4: Allocate the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation over time or at a point in time.

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2017 or thereafter. Earlier application is permitted.

The Company is evaluating the potential effect of the adoption of IFRS 15 but at this stage is unable to assess their effect, if any, on the financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 (the “Standard”) focuses primarily on the classification and measurement of financial assets and applies to all the financial assets in the scope of IAS 39.

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

•	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

•	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value, with the value changes recognized in profit or loss or in other comprehensive income (loss), as elected by the company for each individual instrument. When dealing with equity instruments that are held for trading, it is mandatory for such instruments to be measured at fair value through profit or loss. With regard to derecognition and financial liabilities, the Standard prescribes the same provisions as are required under the provisions of IAS 39 with regard to derecognition and financial liabilities for which the fair value option has not been elected.

Pursuant to the Standard, the amount of the change in the fair value of liabilities – attributable to changes in the credit risk – will be presented in other comprehensive income. The whole of the remaining amount of the change in the fair value will be presented in profit or loss.

The Standard includes new hedge accounting requirements.

The Standard is effective for periods beginning on or after January 1, 2018, with early adoption permitted. The Company is studying the potential effects of the Standard, but is unable, at this stage, to assess its effect, if any, on the financial statements.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	- SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

The amendment is effective prospectively for annual periods beginning on or after July 1, 2014. In the Company’s opinion, the amendment is not expected to have a material effect on the financial statements.

NOTE 2A:	- LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. In the Company’s opinion the impact of the new legislation on the financial statements as of December 31, 2014, specifically of deferred taxes in account of investees that are included in the Law initiation is not material. The Company is included in the list of real and significant companies that was published by the Committee of reduce concentration through December 2014.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: - CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2014	2013
	NIS in millions
Cash in banks and on hand	543	476
Cash equivalents - short-term deposits	107	542

	650	1,018

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.5%).

c.	Deposits earn annual interest at the rate of 0.01% - 0.35%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

NOTE 4a: - SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2014	2013
	NIS in millions
Loans:
Current maturities of long-term loans	1	57
Loans (1)	156	161

	157	218

Deposits:
Escrow designated for property acquisitions	—	37
Restricted cash in banks (2)	151	152
Bank deposits (3)	17	45
Purchase contract deposits and others (4)	43	52

	211	286

	368	504

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a:- SHORT-TERM INVESTMENTS AND LOANS (Cont.)

(1)	Loans granted by FCR, secured by properties, bear an average annual interest rate of 9.6% and payable in 2015.

(2)	Includes restricted cash in banks that is pledged with respect to residential projects, at an amount of NIS 105 million, and bear an annual interest rate of 0.01%-0.29% and restricted cash in FCR at amount of NIS 46 million.

(3)	Includes bank deposits that bear an annual interest rate of up to 0.05% based on the respective term of the deposits.

(4)	Includes NIS 25 million restricted cash which bear an annual interest rate of up to 0.35% for indemnification relating sale of properties.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:- MARKETABLE SECURITIES

	December 31
	2014	2013
Fair value through profit or loss securities	NIS in millions
Shares	103	69
Debentures	9	22
	112	91

Securities available for sale (Note 11)	187	9

	299	100

NOTE 5:- TRADE RECEIVABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Open accounts, net (see e below)	182	192
Checks receivable	10	11
Receivables for construction contracts (1)	344	486

Total	536	689

(1) Receivables for construction contracts:
Costs incurred plus recognized profits	4,895	3,864
Less - progress billings	4,480	3,378

	*) 415	486

*)	Includes NIS 71 million long term receivables for construction contracts. Refer to Note 10.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	- TRADE RECEIVABLES (Cont.)

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2014 and 2013, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts. The balances of receivables for construction contracts represent amounts not yet due as of the reporting date.

e.	Movement in allowance for doubtful accounts:

	December 31
	2014	2013
	NIS in millions
At the beginning of the year	46	45
Charge for the year	17	26
Write down of accounts	(14)	(21)
Translation differences	(1)	(4)

At the end of the year	48	46

NOTE 6:- OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2014	2013
	NIS in millions
Government institutions *)	104	57
Prepaid expenses	96	89
Receivables from sale of real estate	6	4
Finance lease receivable	5	17
Interest receivable from joint ventures	30	30
Advances to suppliers	6	5
Co- owners in investees	10	13
Others	46	87

	303	302

*)	Primarily consists of prepaid property taxes and indirect taxes receivable as well as tax receivable of NIS 60 million relates to environmental remediation plan in the state of New York.

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	- INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31
	2014	2013	2014	2013
	NIS in millions
Apartments under construction in Israel and Slovakia	575	622	304	267
Apartments under construction in Canada	13	70	—	—

Total	588	692	304	267

*)	As of the reporting date, NIS 11 million represents completed apartments (in 2013- NIS 21 million).

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31
	2014	2013	2014	2013
	NIS in millions
Within 12 months	385	396	275	235
More than 12 months	203	296	29	32

	588	692	304	267

c.	Write down of inventory:

There was NIS 37 million inventory write down in 2014 (in 2013 the write down amounted to NIS 19 million).

d.	Details on sale contracts signed by the Group (100%)

During 2014, the Group signed 98 sale contracts (126 sale contracts during 2013), with total consideration estimated at NIS 192 million (NIS 195 million during 2013).

In addition, until December 31, 2014, the Group signed 513 sale contracts on a cumulative basis, with total consideration estimated at NIS 787 million.

e.	Cost of inventory includes capitalized borrowing costs during 2014 and 2013 in the amount of NIS 5 million and NIS 10 million, respectively.

f.	Non-current inventory in Israel comprises mainly land plots. As of December 31, 2014 and 2013 the non-current inventory balance totals NIS 2 million and NIS 23 million, respectively. As of the reporting date the Group act to rezone the land for residential purposes.

g.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8: - ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2014	2013
	NIS in millions
Investment property *)	948	548
Land	98	63

	1,046	611

*)	Balance of assets held for sale is mainly comprised of income producing properties in FCR that are not core properties.

b.	Liabilities attributed to held for sale assets primarily consist of mortgage loans payable.

NOTE 9: - INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments)

	December 31
	2014	2013
	NIS in millions
Joint venture - ATR (see section c)	4,079	4,277
Other Joint ventures (1)	1,153	835
Associates	103	52

	5,335	5,164
Loans (2)	878	743

	6,213	5,907

(1)	Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 195 million in Sweden (2013- NIS 162 million), NIS 465 million in Canada (2013- NIS 125 million) NIS 216 million in United States (2013- NIS 258 million), and NIS 195 million investment in Ronson Europe N.V (2013- NIS 209 million).

(2)	Includes NIS 209 million of which 100 million linked to the Israeli CPI bear interest rate of 8.5% and NIS 63 million are not linked and bear interest rate of 3.23%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 142 million (NIS 669 million) of which € 105 million bears a fixed annual interest rate of 6% and mature on January 2023. The remaining loans bear a variable annual interest rate of 1.3% that designated for development project.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - INVESTMENTS IN INVESTEES (Cont.)

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2014	2013	2012
	NIS in millions
Net income (loss) - ATR (see section c)	(98)	127	159
Net income (other than ATR)	101	21	87
Other comprehensive income (loss)	(38)	(26)	10

Comprehensive income (loss)	(35)	122	256

Associates

	Year ended December 31
	2014	2013	2012
	NIS in millions
Net income	9	1	53
Other comprehensive income	4	1	—

Comprehensive income	13	2	53

Additional information regarding investees:

c.	Investment in ATR (a jointly controlled entity)

1.	As of December 31, 2014, the Company owns 41.2% interest in ATR’s share capital and voting rights (40.8% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2014, the market price of ATR share was € 4.09 and ATR has approximately 375.5 million shares outstanding.

The Company measures its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders’ agreement with CPI European Fund (“CPI”), a member of Apollo Global Real Estate Management L.P. To the best of the Company’s knowledge, CPI owns, as of December 31, 2014, about 52.1 million shares of ATR, representing 13.9% of the share capital and voting rights of ATR, see also Note 26a(3).

In January 2015 a wholly owned subsidiary of the Company purchased from CPI approximately 52 million ATR shares that represented, to the best knowledge of the Company, all of its ATR’s shares. Following this purchase the Company holds 55% of ATR shares and obtained control over ATR and will initially consolidate ATR accounts starting from the first quarter of 2015. For additional details refer to Note 40a.

2.	Summarized financial information of ATR (100%)

Summarized statement of financial position -

	December 31
	2014	2013
	NIS in millions
Cash and cash equivalents	1,984	1,431
Other current assets (excluding cash and cash equivalents)	533	238
Non-current assets *)	13,768	14,288
Current financial liabilities	(159)	(26)
Other current liabilities	(391)	(394)
Non-current liabilities *)	(5,783)	(4,729)

Net assets	9,952	10,808

*)	Including fair value adjustments upon acquisition (see section 3 below).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,372	1,345	1,324
Finance expenses, net	133	206	118
Taxes on income	99	71	99
Net income (loss) *)	(256)	365	475
Other comprehensive loss	(57)	(34)	(41)

Total comprehensive income (loss)	(313)	331	434

Dividends received from ATR	171	139	107

Includes fair value adjustment amortization	(18)	(1)	5

*)	includes fair value adjustment amortization.

3.	Reconciliation of summarized net assets of ATR to the Group’s investment in ATR

	December 31
	2014	2013
	NIS in millions
Net assets (see above)	9,952	10,808
Non-controlling interests in ATR’s financial statements	(17)	(17)
Fair value adjustments upon acquisition	19	34

Adjusted net assets	9,954	10,825
Interest in ATR	41.2%	39.8%

Share in ATR’s net assets	4,098	4,311
Fair value adjustments upon acquisition	(19)	(34)

Carrying amount in the financial statements	4,079	4,277

Market value of the investment in ATR shares	2,988	2,985

4.	The outstanding share options of ATR as of December 31, 2014

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers (2009-2013 plans)	€3.89	2015-2024	4,964

*)	As of December 31, 2014, 3,151 thousand share options are fully vested; These options includes share options granted to the Chairman of the Board, see Note 38c, and 1,533 thousand share options were granted to a Company’s director that serves as an officer in ATR.

5.	Additional information about the investment in ATR:

ATR is the owner, manager and developer of investment property, mainly shopping centers and other retail properties in countries in Central and Eastern Europe, primarily in Poland, the Czech Republic, Russia and Slovakia. The fair value of investment property (100%) in ATR’s financial statements as of December 31, 2014 amounted to € 2,591 million (NIS 12.2 billion) and € 365 million (NIS 1.7 billion) of lands for future development. The average yield implied in the valuations of ATR’s properties as of December 31, 2014 and 2013 was 8.0% and 8.2%, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

During 2014, the Company purchased approximately 5.3 million ATR shares in consideration for € 20.7 million (NIS 98 million) in the stock exchange. As a result of the transaction, the Company’s interest in ATR increased to 41.2%. Since the Company remained in joint control over ATR, the Company recognized a gain from bargain purchase at an amount of NIS 47 million presented in other income line item.

In October 2014, ATR issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annaul interest rate of 3.625% and are payable in one installment in October 2022.

As for lawsuits filed against ATR, refer to Note 26d.

In light of the gap between the market value of the investment in ATR and its value in the financial statements, as presented in section 1 above, the Company engaged an independent appraiser to examine the recoverable amount of the investment in ATR, which had been calculated on the basis of the value in use in accordance with IAS 36. The value in use of the investment in ATR was calculated on the basis of ATR’s equity with various adjustments, such as deduction for of corporate costs, adjustment of deferred taxes and finance liabilities to fair value, premium to scale and others. Pursuant to the aforesaid examination it was determined that, there has been no impairment of the investment in ATR.

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2014, the Company owns a 43.3% interest in EQY’s share capital and a 43.3% interest in EQY’s voting rights (39.4% on a fully diluted basis including the convertible units granted to LIH, see 6 below). EQY’s shares are listed for trading on the New York Stock Exchange. As of December 31, 2014 the market price of EQY’s share was U.S.$ 25.36 and EQY has approximately 124.3 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position –

	December 31
	2014	2013
	NIS in millions
Current assets	249	269
Non-current assets *)	16,459	14,078
Current liabilities	(746)	(263)
Non-current liabilities *)	(4,998)	(5,492)

Net assets	10,964	8,592

Allocated to:
Equity holders of the Company	4,282	3,413
Non-controlling interests	6,682	5,179

	10,964	8,592

*)	Includes goodwill and adjustment for deferred tax liability.

Summarized statements of comprehensive income –

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,188	1,210	1,261
Net income *)	1,005	1,075	748

Other comprehensive income (loss)	(13)	37	(25)

Total comprehensive income	992	1,112	723

Allocated to:
Equity holders of the Company	588	505	321
Non-controlling interest	404	607	402

	992	1,112	723

Dividends paid to non-controlling interests	254	246	251

*)	Includes adjustments for deferred tax expenses, see Note 25b.

Summarized cash flows statements –

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	539	484	589
Cash flows from investing activities	72	440	(1,249)
Cash flows from financing activities	(604)	(930)	721

Increase (decrease) in cash and cash equivalents	7	(6)	61

3.	Share options of EQY outstanding as of December 31, 2014

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Options to employees and officers *)	$22.37	2015-2024	1,208

*)	Includes 250 thousand options that are unvested.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (Units) (including to the Chairman of the Board and the Executive Vice Chairman of the Board, see Note 38c). As of the reporting date, the share capital of EQY includes 180 thousand Units that are unvested. These Units bear voting rights and are entitled to receive dividends.

5.	In September 2014, EQY completed a public offering in United States of approximately 3.8 million shares, for U.S.$ 23.3 per share, for a total consideration of U.S.$ 88.9 million (NIS 257 million). EQY has granted to the Offering’s underwriters an option, to acquire from it at the Offering price, up to an additional 574 thousand shares. This option expired after a period of 30 days from the date of closing the Offering.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 675 thousands shares in consideration for U.S.$ 15.7 million (NIS 58 million). As a result of the Offering, the Company’s interest in EQY decreased from 45.0% to 43.9%, and the Company recognized an equity increase in an amount of NIS 45 million, which was recognized in other reserves. For details regarding EQY’s share issuance after the reporting date, refer to Note 40e.

6.	In 2011 EQY completed the acquisition of C&C US No. 1 Inc. (“CapCo”) through a joint venture (the “Joint Venture”) with Liberty International Holdings Limited (“LIH”), a subsidiary of Intu Properties Plc, formerly known as Capital Shopping Centers Group Plc. Under the agreement provision, LIH contributed all of CapCo’s outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture (“Units”), granting LIH, a 22% interest in the Joint Venture, which can be converted by LIH into 11.4 million shares of EQY’s common stock (subject to certain adjustments) or into cash, at EQY’s sole discretion. The Units do not confer voting rights in EQY but do participate in dividend distributions. The Group and LIH have entered into a shareholders’ agreement, whereby the Group will support the appointment of one director chosen by LIH, while LIH will support the appointment of the rest of the directors by the Group, subject to the fulfillment of certain conditions; said agreement also prescribes rules for the transferability of shares between the parties (a first offer right and a tag along right).

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2014, the Company owns 44.0% interest in FCR’s share capital and voting rights (40.3% on a fully diluted basis). FCR’s shares are listed for trading on the TSX. As of December 31, 2014 the market price of FCR’s share was C$ 18.66 and FCR has approximately 216.4 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR’s potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2014	2013
	NIS in millions
Current assets	1,173	1,111
Non-current assets *)	25,427	23,723
Current liabilities	(1,659)	(2,009)
Non-current liabilities	(13,154)	(11,940)

Net assets	11,787	10,885

Allocated to:
Equity holders of the company	5,121	4,899
Non-controlling interests	6,666	5,986

	11,787	10,885

*)	Includes goodwill.

Summarized statements of comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	2,103	2,319	2,237
Net income	642	756	1,517

Other comprehensive income (loss)	(28)	13	(7)

Total comprehensive income	614	769	1,510

Allocated to:
Equity holders of the Company	272	349	727
Non-controlling interests	342	420	783

	614	769	1,510

Dividends paid to non-controlling interests	325	335	320

Summarized statements of cash flows -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	865	728	706
Cash flows from investing activities	(1,037)	(1,188)	(1,721)
Cash flows from financing activities	213	253	1,275

Increase (decrease) in cash and cash equivalents	41	(207)	260

3.	FCR’s share options outstanding as of December 31, 2014

Series	Average exercise price per share		Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	C$	16.89	2015-2024	4,956

*)	Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board (see Notes 38c). These options are exercisable to 1,988 thousand shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors (“units”), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date, 1,193 thousand units are available to be granted (regarding units that were granted to related parties, see Notes 38c). As of the reporting date, 780 thousand share units that were granted are unvested.

5.	On 2014 FCR completed a public offering in Canada of approximately 5.25 million shares, for C$ 19.06 per share, for a total consideration of C$ 100 million (NIS 323 million). The Company acquired 883 thousand shares of the aforesaid shares for total consideration of C$ 16.8 million (NIS 55 million). In addition, FCR has granted to the Offering’s underwriters an option to acquire at the Offering price, additional 787.5 thousand shares. This option expired after a period of 30 days from the date of closing the Offering .As a result of the Offering, the Company’s interest in FCR decreased from to 44.8% to 44.2%, and the Company recognized an equity increase in an amount of NIS 11 million, which was recognized in other reserves.

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2014, the Company owns 42.8% interest in CTY’s share capital and voting rights (42.4% on a fully diluted basis). CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2014 the market price of CTY share was € 2.58 and CTY has 593.3 million shares outstanding.

The Company consolidates CTY in its financial statements, although its ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2014	2013
	NIS in millions
Current assets	340	367
Non-current assets *)	14,015	13,854
Current liabilities	(727)	(1,108)
Non-current liabilities	(5,815)	(6,994)

Net assets	7,813	6,119

Allocated to:
Equity holders of the company	3,338	2,891
Non-controlling interests	4,475	3,228

	7,813	6,119

*)	Includes goodwill.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Revenues	1,165	1,193	1,185
Net income	426	491	351

Other comprehensive income (loss)	28	162	(56)

Total comprehensive income	454	653	295

Allocated to:
Equity holders of the Company	196	322	142
Non-controlling interests	258	331	153

	454	653	295

Dividends paid to non-controlling interests	162	116	107

Summarized cash flow statements -

	Year ended December 31
	2014	2013	2012
	NIS in millions
Cash flows from operating activities	313	272	305
Cash flows from investing activities	(482)	(808)	(520)
Cash flows from financing activities	157	477	11
Exchange differences on balances of cash and cash equivalents	(4)	(3)	4

Decrease in cash and cash equivalents	(16)	(62)	(200)

3.	The share options of CTY outstanding as of December 31, 2014

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€2.68	2018	8,316

*)	The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, 4,728 share options that are exercisable into 6,357 shares are not vested.

4.	In June 9, 2014, CTY completed a private offering of approximately 77.9 million shares (that constitute 15% of CTY’s shares after the offering), for approximately € 206.4 million (at € 2.65 per share), to CPP Investment Board European Holdings S.àr.l (“CPPIBEH”), a wholly-owned subsidiary of the Canada Pension Plan Investment Board, (the “Private Offering”).

In July, 2014 CTY completed a rights issuance to its shareholders of approximately 74.2 million shares at a price of € 2.65 per share, for an aggregate amount of approximately € 196.5 million (the “Rights Issuance”). The Company purchased as part of the Right Issuance approximately 33.0 million shares in consideration for € 87.6 million (NIS 411 million).

Following the closing of the Private Offering and the rights issuance, the Company’s interest in CTY decreased to 42.2%. Since the Company remained in effective control over CTY, the Company recognized an equity decrease at an amount of NIS 13 million that was recognized in capital reserves.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

5.	During October 2014, the Company purchased 3.5 million CTY shares in consideration for € 8.8 million (NIS 42 million) in the stock exchange. As a result of the purchase, the Company’s interest in CTY increased to 42.8% and the Company recognized an equity increase at an amount of NIS 3 million which was recognized in capital reserves.

g.	Investment in U. Dori Ltd. (“Dori Group”)

Dori Group, a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 59.7% interest in the shares of U. Dori construction Ltd. (“Dori Construction”) a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 11.25% of Dorad Energy Ltd. that operates a private power station for the production of electricity.

As of December 31, 2014, Gazit Israel (Pituach) Ltd. (Gazit Development) holds 84.9% of the share capital of Dori Group and consolidates Dori Group in its financial statements. The Company’s share of Gazit Development’s ownership of Dori Group is 71.9%. The market price of Dori Group share as of the reporting date was NIS 0.32. The number of Dori Group’s outstanding shares as of the reporting date is 234.5 million.

As part of the process of preparing the financial statements of Dori Construction for the second quarter of 2014 indications of a material deviation in the estimates of anticipated revenues and costs of the projects of Dori Construction were found and were amended by a restatement process which was reported in the Company’s financial statement of 2013 that were republished on September 19, 2014.

As of the reporting date Dori Construction has a capital deficiency attributable to its equity holders of NIS 272 million.

In August, 2014 the board of directors of the Company approved to grant a loan to Gazit Development up to NIS 200 million for presenting a scheme for investment in Dori’s Group equity. On September 28, 2014 Gazit Development completed the scheme for investment in Dori Group that was approved by the general meeting of Dori Group and included:

a.	The issuance of equity in the amount of NIS 130 million by means of a private placement of Dori Group shares to Gazit Development, whereby, following the allocation, Gazit Development’s holding interest (directly and indirectly) in Dori Group amounted to 85% of Dori Group’s share capital.

b.	The assignment to Dori Group of the credit lines that Gazit Development had granted to Dori Construction between February 2014 and June 2014 in the total amount of NIS 250 million (the “Assigned Credit Lines”), in return for the issuance of a perpetual capital note by Dori Group to Gazit Development, with a par value amount of NIS 250 million. The capital note bears interest, which will only be payable if Dori Group should decide to distribute a dividend. Up to one half of the capital note will be convertible into shares of Dori Group, under certain conditions.

c.	Dori Group undertook to offer Dori Construction that one half of the Assigned Credit Lines will be converted into shares of Dori Construction.

d.	Gazit Development will grant Dori Group a loan in the amount of NIS 70 million, which may only be drawn on if and insofar as Dori Group will close a purchase offer for the debentures (Series A) of Dori Construction, in any manner; Gazit Development may waive the said condition at its sole discretion. As of the reporting date, the aforementioned loan was not drawn.

e.	Dori Group undertook to use the funds, which it will obtain from the private placement and the drawdown of loans from the credit facility, mainly to strengthen the capital structure, the liquidity and the cash flow of Dori Construction, including the provision of liquid means to Dori Construction for its current needs.

In November 2014, the Company granted a credit facility to Gazit Development in amounts of NIS 50 million for the purpose of granting a loan to Dori Group to be used for Dori Construction’s current operations. As of the reporting date, NIS 25 million of the aforementioned credit facility was utilized by Gazit Development and as of the date of approval of the financial statement NIS 50 million was utilized. In March 2015, the Company’s board of directors approved the increase of the aforementioned credit facility by NIS 90 million to total amount of NIS 140 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:	- INVESTMENTS IN INVESTEES (Cont.)

h.	Supplementary information for other operating subsidiaries owned by the Company:

December 31, 2014	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	139	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	175	—
Gazit Globe Israel (Development) Ltd. *)	Israel	84.65	420	1,728
Gazit Brazil Ltd.	Brazil	100	882	—

December 31, 2013	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions
ProMed Properties Inc.	USA	100	703	—
Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	261	—
Gazit Globe Israel (Development) Ltd.	Israel	82.5	559	1,741
Gazit Brazil Ltd.	Brazil	100	435	—

*)	In November 2014, Gazit Development allocated 1.7 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights offering. The warrants are exercisable over three years from the date of their issuance, at an exercise price of NIS 18.29 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all the warrants allocated to it immediately after the allocation in a total amount of NIS 23.5 million, against a reduction in the outstanding loans granted to Gazit Development by the Company and the non controlling interests exercised approximately 232 thousands warrants for consideration of NIS 4 million. There was no material change in the holding interest in Gazit Development and there was no material change in the Company’s shareholders equity due to this rights issuance and warrants exercise.

In August 2014, Gazit Development allocated 3.0 million warrants that are convertible into shares of Gazit Development, for no consideration, by means of a rights issuance. The warrants are exercisable over three years from the issuance, at an exercise price of NIS 21.34 per share, which bears interest at a rate of 6.7%, linked to the CPI and subject to adjustments. The Company exercised all of the warrants allocated to it immediately after the allocation in a total consideration amount of NIS 48.4 million, against a reduction in the outstanding loans granted to Gazit Development by the Company, and increased its interests in Gazit Development to a total of 84.65% of Gazit Development’s share capital (75% on a fully diluted basis). There was no material change in the Company’s shareholders equity due this rights issuance.

i.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2014 the Group does not consider any of these customary conditions to be a significant restriction.

j.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Loan held to maturity	—	268
Loans to co-owners in development projects (1)	312	225
Finance lease receivable	86	81
Receivables for construction contracts (2)	71	—
Other non-current deposits (3)	40	50
Governmental institutions	29	79
Tenants and Others	27	13

	565	721
Less - current maturities	1	57

	564	659

(1)	Includes Loans and mortgages amounted to C$ 92 million (NIS 309 million) provided by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual effective interest rate of 5.9% which mature in the years 2015-2025.
(2)	Includes civil construction works for an electric station project in the area of Ashkelon in relation to Dorad Energy Ltd. that is in legal process which the Group expect to collect.
(3)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 19 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)) and deposits to ensure mortgages payments and others that bear annual interest rate of up to 0.05%.

b.	Maturity dates

	December 31
	2014	2013
	NIS in millions
Year 1 - current maturities	1	57
Year 1 – used for asset acquisition	—	214
Year 2	69	91
Year 3	205	53
Year 4	1	106
Year 5	99	3
Year 6 and thereafter	189	189
Undetermined	1	3

	565	716

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2014	2013
	NIS in millions
Securities traded in Europe	180	120
Shares traded in the U.S. and Canada	7	9
Participating units in private equity funds (1)	383	315

	570	444

Classified within current assets	7	9
Classified within non-current assets	383	435

	570	444

(1)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2014, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 57 million). As of December 31, 2014 approximately U.S.$ 17 million (NIS 65 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2014, the Fund has investment agreements for 12 projects with a total investment of U.S.$ 507 million and as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 356 million and NIS 303 million as of December 31, 2014 and 2013, respectively. The exposure of the investment’s fair value to market inputs results from the currency exchange of Indian Rupi and U.S. dollar. An increase of 5% in the exchange rate will decrease the investment fair value in NIS 17 million, and vice versa.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY

a.	Movement

	December 31
	2014	*)2013
	NIS in millions
Balance as of January 1	53,857	56,903
Acquisitions and capital expenditures	2,790	2,479
Transfer from investment property under development, net	1,114	367
Dispositions	(3,298)	(2,155)
Valuation gains, net	1,021	992
Foreign exchange differences	2,110	(4,729)

Balance as of December 31	57,594	53,857

Composition:
Investment property	56,646	53,309
Assets classified as held for sale (Note 8)	948	548

	57,594	53,857

*)	Reclassified to match the current presentation method.

b.	Investment properties primarily consist of shopping centers, other retail sites and medical office buildings, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (43.7% as of December 31, 2014 and 53.3% during 2014 - in fair value terms) as well as by the Company’s management and internal professional appraisers. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “RICS”) Valuation standards (the “Red Book”) published by the RICS, in addition to the local rules of valuation in the territories in which the Group operates. The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2014, there were no transfers of investment property from level 3 and to level 3.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
Average cap rates	%
December 31, 2014	6.1	5.8	6.1	7.2
December 31, 2013	6.5	5.9	6.3	7.5

Monthly average market rent per square meters (including fees)	U.S.$	C$	EUR	NIS
December 31, 2014	19.5	—	24.5	130.0
December 31, 2013	17.8	—	24.5	130.0

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

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern and Western Europe	Israel
December 31, 2014	NIS in millions
Increase of 25 basis points in capitalization rate	(617)	(956)	(512)	(81)
Decrease of 25 basis point in capitalization rate	670	1,042	555	86
Increase of 5% in net operating rental income (NOI)	821	1,156	649	120
Increase of 5% in average market rent	967	—	945	134

d.	Investment properties under lease

The Group has 14 properties with aggregate fair value of NIS 2.3 billion held under an operating lease (2013 - 15 properties valued at NIS 2.3 billion) and 12 properties with aggregate fair value of NIS 2.2 billion held under a finance lease (2013 - 10 properties valued at NIS 2.0 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2014	*) 2013
	NIS in millions
Balance as of January 1	2,542	2,850
Acquisitions and development costs	536	597
Transfers to investment property, net	(1,114)	(367)
Transfer from inventory	81	—
Dispositions	(367)	(135)
Valuation gains (losses), net	32	(30)
Foreign exchange differences	30	(373)

Balance as of December 31	1,740	2,542

Composition:
Lands held for sale (note 8)	98	63
Land for future development	579	968
Investment property under development	1,063	1,511

	1,740	2,542

*)	Reclassified to match the current presentation method.

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group’s management and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued, excluding properties at an amount of NIS 676 million that are measured at Cost basis. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above. All estimates are based on local market conditions existing at the reporting date.

Lands for future development are measured at fair value, using primarily the Comparative Method (82.0% in fair value terms), i.e. based on comparison data for similar properties in the vicinity with similar uses, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2014 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2014, the fair value of approximately 45.2% of the investment property under development and lands has been assessed by independent.

External appraisers (approximately 63.2% during 2014), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:- INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2014, the Group capitalized to property under development borrowing costs amounting to NIS 119 million (in 2013 - NIS 95 million) and direct incremental costs, including payroll expenses, amounting to NIS 21 million (in 2013 - NIS 21 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and lands that were appraised by either Comparative Method or carried at Cost (impact on pre-tax income (loss)):

	USA	Canada	Northern and Western Europe	Israel
December 31, 2014	NIS in millions
Increase of 5% in expected project cost	—	(28)	(4)	(4)
Increase of 5% in expected NOI	—	—	17	6
Increase of 25 basis points in the cap rate	—	—	(12)	(3)
Decrease of 25 basis points in the cap rate	—	—	13	4

e.	As of December 31, 2014, the group owns 6 land plots (2013-7 land plots) with a total value of NIS 386 million (2013 - NIS 259 million).

f.	As for charges, refer to Note 29.

NOTE 14:- FIXED ASSETS, NET

a.	Composition

	December 31
	2014	2013
	NIS in millions
Buildings	31	41
Construction equipment	38	44
Other (mainly lease hold improvement, computers and software)	102	75

	171	160

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 32c and 33.

c.	As for charges, refer to Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:- GOODWILL AND OTHER INTANGIBLE ASSETS

Composition

	December 31
	2014	2013
	NIS in millions
Goodwill (1)	97	90
Other (2)	6	16

	103	106

(1)	Goodwill has been predominantly recognized due to the acquisition of non-controlling interests in FCR and EQY, and through the Group’s participation in share offerings, and business combination in EQY. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY the recoverable amount is determined based on the market price of the shares.

The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2014	53	5	39	97

December 31, 2013	47	5	38	90

(2)	In 2013 included brand name that was amortized on a straight line basis over 10 years. In 2014 the brand name was fully impaired at amount of NIS 10 million.

NOTE 16:- CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 2014	December 31
			2014	2013
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS	3.9	3	85
	Unlinked NIS *)	3.3	215	79
	U.S. $	—	—	3
Credit from financial institutions and others:	€ *)	0.6	323	4
	C$	1.0	12	86

Total short-term credit			553	257

*)	Floating interest.

b.	As for charges, see Note 29.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to Note	2014	2013
		NIS in millions
Current maturities of debentures	20	1,605	839
Current maturities of non-current liabilities	22	1,106	2,075

		2,711	2,914

NOTE 18:- TRADE PAYABLES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Open accounts and accrued expenses	831	790
Checks payable	69	150

	900	940

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

NOTE 19:- OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2014	2013
	NIS in millions
Interest payable	427	405
Government institutions	91	84
Deferred income and deposits from tenants	177	166
Employees	58	58
Dividend payable to non-controlling interests	85	77
Payables for real estate transactions	120	149
Warranty and loss provision	75	38
Commitment to purchase marketable securities	42	26
Accrued expenses	130	97
Other payables	57	172

	1,262	1,272

b.	As for linkage basis of other accounts payable, see Note 37.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES

a.	Composition

			Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount
						December 31
						2014	2013
	item	Denomination	NIS in millions	%	%	NIS in millions
The Company:
Debentures (series A)		U.S.$	164	6.50	6.18	132	158
Debentures (series B)		€ **)	114	2.17	2.27	98	149
Debentures (series C) *)		Israeli CPI	766	4.95	4.88	954	1,115
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,463	2,466
Debentures (series E) *)		NIS **)	556	0.95	1.45	548	545
Debentures (series F) *)		NIS	570	6.40	6.73	567	565
Debentures (series I) *)		Israeli CPI	1,223	5.30	5.58	1,441	1,444
Debentures (series J)	b4	Israeli CPI	727	6.50	5.76	847	861
Debentures (series K)*)	b1	Israeli CPI	2,653	5.35	4.35	2,937	2,961
Debentures (Series L) *)	b2	Israeli CPI	865	4.00	3.82	881	446
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	17	4.57	4.98	20	40
Consolidated companies:
EQY debentures		U.S.$	2,843	5.02	5.07	2,831	2,522
FCR debentures	c	C$	7,255	4.71	4.81	7,218	6,079
CTY debentures	d		€4,670	3.38	3.54	4,619	3,137
Dori Group debentures		NIS **)	67	5.12	5.97	66	100
Dori Construction debentures	e1	Israeli CPI	331	5.53	5.21	335	389
Dori Group debentures	e2	Israeli CPI	79	5.00	4.69	81	93

						26,038	23,070
Less - current maturities of debentures						1,605	839

						24,433	22,231

*)	As for cross - currency swap transactions entered in respect of part of the debentures, see Note 37d.
**)	Floating interest.

Maturity dates

	December 31, 2014
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6 and thereafter	Total
Denomination	NIS in millions
NIS	349	284	548	—	—	—	1,181
NIS linked to Israeli CPI	747	657	233	1,438	1,573	5,311	9,959
U.S.$	460	453	893	—	—	1,157	2,963
C$	—	—	840	504	504	5,370	7,218
	€49	49	652	—	—	3,967	4,717

	1,605	1,443	3,166	1,942	2,077	15,805	26,038

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	In April 2014 the Company issued to the public NIS 414 million par value unsecured debentures (series L), by way of an expansion of a listed series for net consideration of NIS 445 million with an effective annual interest rate of 3.45%.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. As of the reporting date, the Company is in compliance with the above covenants.

The parent company purchased, as part of the issuance, NIS 27 million par value unsecured debentures (series L) in consideration for NIS 29 million.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. As of the reporting rate, the Company is in compliance with the above covenants.

3.	On August 14, 2014 S&P Maalot reaffirmed the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

On October 19, 2014 Midroog reaffirmed the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29b.

c.	FCR debentures

1.	In 2014 FCR issued to the public in Canada C$ 210 million par value (NIS 694 million) unsecured debentures (series S). The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025.

FCR used the aforesaid proceeds of the offering, inter alia, to early redeem its C$ 100 million (NIS 330 million) debentures (series F) that bore an annual interest rate of 5.32% and were originally redeemable in October 2014.

2.	In 2014 FCR issued to the public in Canada C$ 300 million par value (NIS 965 million) unsecured debentures (series R), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.79% and are payable in one installment in August 30, 2024.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	- DEBENTURES (Cont.)

d.	CTY debentures

1.	In October 2014, CTY issued to the public € 350 million par value (NIS 1,627 million) unsecured debentures that bear an annual interest rate of 2.5% and mature on October 1, 2024.

Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the Reporting Date, CTY is in compliance with these covenants.

CTY used the aforesaid proceeds of the offering, inter alia, to early redeem bank loans and unwinding of hedge transactions for interest risks. Following the unwinding, the Group reclassified € 13 million (NIS 62 million) from other comprehensive income for finance expense in profit or loss.

2.	In July 2014, S&P upgraded CTY’s long-term credit rating from BBB- to BBB, with a stable outlook.

In July 2014, Moody’s upgraded CTY’s long-term credit rating from Baa3 to Baa2, with a stable outlook.

e.	Dori Group debentures

1.	Within the framework of debentures (series G), Dori Group committed to comply with the following covenants: equity of not less than NIS 200 million in the three preceding quarters and a ratio of financial debt to CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed. As of the reporting date Dori Group is in compliance with these covenants.

2.	Within the framework of debentures, Dori Construction committed to comply with the following covenants: the ratio of net financial debt to EBITDA is not to exceed 8, with the provision that equity is not to fall below NIS 100 million; and the ratio of equity to total assets is not to be less than 12%, with the provision that equity is not to fall below NIS 120 million. Moreover, Dori Construction committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series, other than under the circumstances specified in the trust deed.

As of December 31, 2014, Dori Construction is not in compliance with the financial ratios prescribed in the trust deed of its debentures and, as a precaution, with respect to breach and remedy periods of financial ratios according to the trust deed, as a result the holders of the said debentures might claim for a cause for an immediate redemption. Respectively, Dori Construction classified its debenture as a current liability.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- CONVERTIBLE DEBENTURES

a.	Composition

		Outstanding par value amount	Nominal Interest rate	Effective interest rate	Carrying amount December 31
					2014	2013
	Denomination	NIS in millions	%	%	NIS in millions
FCR (series D,E,F,G,H,I,J)	C$	1,304	5.08%	6.35%	1,254	1,221

*)	Weighted average interest rate.

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2014:

		Nominal Interest rate	Effective interest rate	Conversion price per share	Outstanding par value amount	Year of final maturity
Issue date series		%	%	C$	C$ millions
2009	D	5.70	6.88	18.75	42.90	2017
2011	E	5.40	6.90	22.62	56.60	2019
2011	F	5.25	6.07	23.77	56.60	2019
2011	G	5.25	6.66	23.25	49.90	2018
2012	H	4.95	6.51	23.75	72.60	2017
2012	I	4.75	6.19	26.75-27.75	52.50	2019
2013	J	4.45	5.34	26.75-27.75	57.10	2020

					388.2

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

According to FCR’s policy as of the reporting date, repayment of principal and interest of all outstanding convertible debentures is in FCR shares.

During 2014, FCR paid all of its convertible debentures interest payments through issuance of 1.1 million shares of FCR (In 2013, FCR issued 1.1 million shares as an interest payment), according to its aforementioned policy.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS

a.	Composition

	In NIS linked to CPI	In NIS non linked	In C$	In US$	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2014
Banks	364	61	4,269	2,970	594	539	—	8,797
Other financial institutions	—	175	—	686	—	—	—	861

	364	236	4,269	3,656	594	539	—	9,658
Net of current maturities	8	61	853	107	31	46	—	1,106

	356	175	3,416	3,549	563	493	—	8,552

December 31, 2013
Total	328	48	4,547	4,577	3,838	1,387	42	14,767

Net of current maturities	310	44	3,717	4,150	3,093	1,337	41	12,692

The composition of classification of loans by fixed or variable interest rate:

	In NIS linked to CPI	In NIS non linked	In C$	In US$	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2014
Fixed interest rate	364	175	3,915	2,148	—	48	—	6,650

Weighted average effective interest rate (%)	2.2	3.2	4.7	6.1	—	4.3	—

Variable interest rate	—	61	354	1,508	594	491	—	3,008

Weighted average effective interest rate (%)	—	4.3	3.1	2.5	2.4	1.1	—

b.	Maturity dates

	In NIS linked to CPI	In NIS non linked	In C$	In US$	In €	Swedish Krona	Other	Total
	NIS in millions
December 31, 2014
Year 1 - current maturities	8	61	853	107	31	46	—	1,106

Year 2	7	6	841	694	29	2	—	1,579
Year 3	7	6	354	298	23	—	—	688
Year 4	7	9	572	486	12	—	—	1,086
Year 5	335	8	411	1,097	473	491	—	2,815
Year 6 and thereafter	—	146	1,238	974	26	—	—	2,384

	356	175	3,416	3,549	563	493	—	8,552

	364	236	4,269	3,656	594	539	—	9,658

c.	As for charges, refer to Note 29.

d.	Contractual restrictions and financial covenants

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The number of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The number of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

m)	The percentage of FCR’s shares pledged due to relevant credit terms will be no less than 26% of FCR’s share capital (20% on diluted basis) and, if there is another holder of FCR’s shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company’s interests in FCR will be no less than 34% of FCR’s share capital.

n)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of annual dividend from FCR shares held to secure a credit facility, to the interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR’s net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	The ratio of EQY shares pledged or not pledged to any party shall not be less than 28% of EQY’s share capital on a fully diluted basis, and ratio of EQY shares used as collateral to bank shall not be less than 20% from EQY’s fully diluted share capital.

s)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit, shall not be less than 1.25 over any three consecutive quarters.

t)	Ratio of EQY’s interest bearing debt, with the addition of the utilized credit out of the total credit facility, to the proportion EQY’s real estate value (by the ratio of EQY’s shares that are pledged) shall not exceed 82.5%.

u)	In accumulation: (i) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s EBITDA shall not exceed 14; and (ii) Ratio of EQY’s net interest bearing debt, with the addition of utilized credit out of the total credit facilities, to EQY’s NOI shall not exceed 13.

v)	Ratio of EQY’s EBITDA to EQY’s finance expenses shall not be less than 1.65.

w)	Ratio of actual drawn credit to value of securities (EQY’s shares by average of market value and net asset value) shall not exceed 70%.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

2.	EQY

a)	Ratio of total debt to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to total assets value shall not exceed 40%.

c)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

d)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

e)	Ratio of EBITDA to debt service (principal and interest payments) shall not be less than 1.5.

f)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.75.

g)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets value shall not exceed 35%.

h)	Total development budgeted costs shall be less than 20% of the total assets.

3.	FCR

a)	Ratio of total debt to total assets shall not exceed 65%.

b)	Ratio of EBITDA to interest expense shall not be less than 1.65.

c)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

d)	Average equity in last four quarters shall not be less than approximately C$ 1.4 billion.

e)	Ratio of unpledged assets (excluding properties under development) to unsecured debts shall not be less than 1.3.

f)	Ratio of secured debt to total assets shall not exceed 40%.

4.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	Ratio of secured debt to total debt will be less than 7.5%.

5.	Gazit Development

Shareholders’ equity shall not be less than NIS 500 million and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; negative pledge on some properties.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	- INTEREST-BEARING LOANS FROM FINANCIAL INSTITUTIONS AND OTHERS (Cont.)

6.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of consolidated equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements (in August 2014 it was agreed that the definition of “consolidated equity” included in this covenant will be amended such that consolidated equity shall include shareholders’ loans granted or to be granted to Dori Group or its subsidiaries, for which subordination arrangements would be placed towards the relevant bank); ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash and unutilized credit facilities) at the Dori Group and Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction’s capital of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction’s tangible capital; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%; The financing bank’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; Maintaining the extent of Dori Construction’s financial debt to banks no more than 30%; an undertaking not to create a charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders’ loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

In relation to the commitments of Dori Group to various financial institutions to comply with financial covenants, at the request of Dori Group all the aforesaid financial institutions have confirmed that the commitments to meet the aforementioned financial ratios will apply only with effect from the financial statements to December 31, 2014 and thereafter (and, in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015). The aforesaid will also apply in relation to the financial statements of Dori Group for prior periods that are to be restated, should this occur. In March 2015, all of the aforesaid financial institutions approved to extend their agreement that the said commitment will apply only with effect from the financial statement as of June 30, 2015 and thereafter.

In relation to the commitments of Dori Construction to various financial institutions to meet various financial ratios, in August 2014, at the request of Dori Construction, all the financial institutions that had extended credit facilities to Dori Construction confirmed that the commitments of Dori Construction to them to comply with certain financial covenants, will apply only with effect from the financial statements of Dori Construction for December 31, 2014 and thereafter, and in relation to one financial institution, said commitment will apply only with effect from the financial statements for the first quarter of 2015. The aforesaid will also apply in relation to the financial statements of Dori Construction for prior periods that are to be restated, should this occur. until March 2015, all of the aforesaid financial institutions approved to extend their agreement that the said commitment will apply only with effect from the financial statement as of June 30, 2015 and thereafter.

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

As of December 31, 2014, other than non-compliance with financial covenants by Dori Group and Dori Construction, for which waivers were received as noted above, the Company and its subsidiaries were in compliance with all the aforementioned covenants.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23:- OTHER FINANCIAL LIABILITIES

a.	Composition

	December 31
	2014	2013
	NIS in millions
Tenants’ security deposits (1)	40	41
Leasing liabilities for investment properties	99	91
Put option to acquire additional rights in joint ventures	—	3
Deferred purchase price of investment property	6	—
Employee benefit liabilities, net (Note 24)	8	7
Other liabilities	37	56

	190	198

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

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

All of the Group’s post-employment benefit plans do not have a material effect on the Group’s financial statements

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

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (26.5% in 2014) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

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

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 25% for 2012 and 2013 and 26.5% for 2014. On July 30, 2013, the Knesset (Israeli Parliament) approved the economic plan for 2013-2014 (the Budget Law), in order to primarily enhance the collection of taxes in those years among other fiscal changes.

These changes include, among others, taxation of revaluation gains which is subject to future regulation. As of the reporting date the above mentioned regulation had not been instated.

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

To the best of the Company’s management’s knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group’s percentage interest in EQY (as of the reporting date - 43.3%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer’s percentage shareholding in EQY.

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

The corporate tax rate in Finland in 2014 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

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

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2010.

j.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned subsidiaries were issued with tax orders according section 152 (b) to the Israeli Income tax ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary. Should the position of the ITA prevail in full, a nominal tax liability will be created in the indirectly-owned subsidiaries for the subsidiary of approximately NIS 49.1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted. On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. The nominal tax according to the assessments amounts to a total of NIS 4.9 million. Those subsidiaries have filed an objection to these assessments.

On February 21, 2013, an in direct subsidiary of the Company signed an assessments agreement for the 2006-2010 tax years. The assessments agreement does not cover the dispute with respect to the indirectly-held subsidiaries, as described above. It should also be noted that the subsidiary is involved in an assessment process with the real estate taxes office in relation to the betterment amount included as part of its chargeable income for 2009. Accordingly, the assessments for 2009 and thereafter will be revised in accordance with the betterment amount that is to be determined either by an agreement or through a court proceeding.

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

The Company estimates that the provision recognized in the financial statements covers its exposure with respect to the disputed VAT assessment.

l.	Carry-forward losses for tax purposes as of December 31, 2014

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 19 million as of the reporting date (2013 - NIS 45 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 983 million. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 107 million (2014 - NIS 102 million) which have been partly offset against the deferred tax liability.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 344 million, of which a recognized deferred tax asset represents approximately NIS 76 million (2013 - NIS 69 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2015-2034.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

The Company’s wholly-owned U.S. resident subsidiary has carry-forward nondeductible interest amounting to NIS 310 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 116 million (2013 - NIS 104 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company’s Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 71 million (2013 - NIS 124 million), for which deferred tax assets have been recognized at an amount of NIS 22 million.

m.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment properties and depreciable fixed assets	Carry- forward losses	Others	Total
	NIS in millions
Balance as of January 1, 2012	(2,812)	392	(53)	(2,473)
Amounts carried to foreign currency translation reserve	6	(3)	—	3
Amounts carried to other comprehensive income	—	—	33	33
Amounts carried to other capital reserves	(23)	16	—	(7)
Amounts carried to income statement	(579)	(175)	16	(738)

Balance as of December 31, 2012	(3,408)	230	(4)	(3,182)
Carried to foreign currency translation reserve	294	(6)	(3)	285
Amounts carried to other comprehensive loss	—	—	(74)	(74)
Amounts carried to other capital reserves	2	2	—	4
Amounts carried to income statement	(302)	(11)	110	(203)

Balance as of December 31, 2013	(3,414)	215	29	(3,170)
Amounts carried to foreign currency translation reserve	(166)	14	—	(152)
Amounts carried to other comprehensive income	—	—	(31)	(31)
Amounts carried to other capital reserves	39	3	—	42
Amounts carried to income statement	(299)	54	16	(229)

Balance as of December 31, 2014	(3,840)	286	14	(3,540)

The deferred taxes are calculated at tax rates ranging between 13.1% and 44.4% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:- TAXES ON INCOME (Cont.)

Deferred taxes are presented as follows

	December 31
	2014	2013
	NIS in millions
Within non-current assets	78	106
Within non-current liabilities	(3,618)	(3,276)

	(3,540)	(3,170)

n.	Taxes on income included in the income statements

	Year ended December 31
	2014	2013	2012
	NIS in millions
Current taxes *)	167	53	19
Taxes in respect of prior years	9	9	1
Deferred taxes	229	203	738

	405	265	758

*)	Current income taxes include capital gain tax, withholding tax from interest paid by foreign subsidiaries to the Company, as well as current tax expenses of foreign subsidiaries.

o.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 25m and 27f.

p.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Income before taxes on income	1,488	2,450	3,171

Statutory tax rate	26.5%	25.0%	25.0%

Tax calculated using statutory tax rate	394	613	793
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	(36)	(110)	(101)
Increase in taxes resulting from change in carry-forward tax losses for which no deferred taxes were provided, net	245	84	78
Taxes on non-controlling interest in a subsidiary qualifies as a REIT	(166)	(218)	(13)
Taxes with respect to prior years	9	9	1
Deferred taxes due to changes in tax rates	—	(49)	33
Taxes with respect to Group’s share of earnings of associates, net	(3)	(37)	(75)
Difference in tax rate applicable to income of foreign companies and other differences	(38)	(27)	42

Taxes on income	405	265	758

Effective tax rate	27.2%	10.8%	23.9%

*)	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.1% expected to apply upon disposal of some of the Group’s properties, primarily in Canada.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders’ agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders’ agreement that replaced the shareholders’ agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR’s Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company’s drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company’s right of first offer in the event of a sale of FCR shares by Alony-Hetz under certain conditions, and Alony-Hetz’s undertaking to refrain from interfering in FCR’s management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR’s Board of Directors shall not include more than 15 members.

The shareholders’ agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz’s holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company’s holdings in FCR decreases below 20%.

2.	Shareholders’ agreement in connection with ATR

The Company and CPI (collectively: “the Investors”) have entered into a series of agreements that regulate their relations with respect to their interests in ATR, including rules for joint voting at a shareholders’ meeting of ATR and rules for the transfer of shares. Additionally, the Investors have entered into a series of agreements with ATR that govern their rights in ATR and which include, inter alia, the right to appoint four members of ATR’s Board of Directors on behalf of the Investors, the right to determine the identity of the Chairman of ATR’s Board of Directors, the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors, and rights of consent in connection with the taking of very material decisions at ATR, including the appointment of ATR’s President.

The aforesaid series of agreements, together with their aggregate interests in ATR (55% as of the reporting date) conferred the Investors with joint control over ATR. Upon the Company’s acquisition of all of CPI’s shares subsequent to the reporting date (see Notes 9c and 40a), the shareholders’ agreement between the Company and CPI was canceled and the agreement with ATR was amended, such that the aforementioned rights of the Investors are left exclusively in the hands of the Company.

3.	Shareholder’s agreement in connection with CTY

Simultaneously with CTY’s private offering in 2014 (refer to Note 9f5), the Company has entered into an agreement with CPPIBEH, accordingly the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during 12 months period under certain conditions. The agreement will terminate at the sooner of: (1) 10 years from the signature date, (2) if CPPIBEH will hold less than 10% of CTY’s shares, or (3) the Company will hold less than 20% of CTY’s shares.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	The Group has a lease agreement for an aircraft for business use by the Group’s executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2014
NIS in millions
Year 1	2,855
Year 2 to 5	7,847
Year 6 and thereafter	6,151

Total	16,853

6.	As for engagements with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2014, the Company’s subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 758 million (December 31, 2013 - approximately NIS 784 million).

2.	As of December 31, 2014 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	422
Bank guarantees to secure performance and quality of other construction works	416
Others	159

997

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees (including for debentures) as of December 31, 2014 and 2013 amounted to NIS 1,335 million and NIS 1,305 million, respectively. Total utilized guarantees (including debentures) as of December 31, 2014 and 2013 amounted to NIS 463 million and NIS 373 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit of subsidiary.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2014, totaled approximately NIS 2,096 million (December 31, 2013 - NIS 1,444 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 448 million (December 31, 2013 - NIS 383 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	As ATR noted in its financial reports as of December 31, 2014, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force on ATR in 2006, is of uncertain application. ATR’s management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material for the Company. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group. The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively).

Moreover, two derivative actions were filed against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

On November 9, 2014, the court ordered the plaintiffs in the class actions to file a single unified motion on their joint behalf, apart from the action on behalf of the Movement for Quality Government, and apart from the two last actions that have been dismissed. With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the unified motion to certify the lawsuit as a class action. On December 28, 2014, the amended unified motion was filed to certify a lawsuit as a class action, and on March 3, 2015, a statement of claim was filed that should have been attached to the aforesaid motion, but was

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

omitted therefrom. Currently, the due date for the Company to file its response to the amended unified certification motion is May 7, 2015. The Company cannot estimate the chance of the lawsuit’s success at this preliminary stage of the procedure.

NOTE 27:- Equity

a.	Composition

	December 31, 2014		December 31, 2013		January 1, 2013
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000 *)	179,444,463	500,000,000 *)	176,837,508	500,000,000 *)	166,294,246

b.	Movement in issued and outstanding share capital

	2014	2013	2012
	Number of Shares
Balance as of January 1 *)	176,837,508	166,294,246	165,868,103
Exercise of share options (employees and officers)	147,670	104,242	426,143
Vesting of RSUs (employees and officers)	59,285	—	—
Issue of shares	2,400,000	10,439,020	—

Balance as of December 31 *)	179,444,463	176,837,508	166,294,246

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	In October 2014, the Company completed a private placement and issued to a private qualified investor 1.7 million of Company’s shares and 3.4 million of untraded warrants and to a wholly owned subsidiary of the parent company 0.7 million of Company’s shares and 1.4 million of untraded warrants for immediate total consideration of NIS 118 million at U.S.$ 13.25 per share. The untraded warrants were issued for no additional consideration and expired on December 29, 2014.

d.	On June 13, 2013, the Company issued to the public through a shelf prospectus, approximately 10.4 million ordinary shares, at a price of NIS 47.9 per share, for a total gross consideration of NIS 500 million (approximately NIS 489 million, net of issuance expenses).

e.	Composition of other capital reserves:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Available-for-sale financial assets	51	15	19
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	(43)	44	77
Share-based payment	15	16	11
Revaluation reserve of cash flow hedges	(43)	(76)	(199)
Revaluation reserve of fixed assets	—	—	5

	127	146	60

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:- Equity (Cont.)

f.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2014	2013	2012
	NIS in millions
Exchange differences on translation of foreign operations	1,215	(2,414)	(425)
Transfer to income statement with respect to disposal of foreign operations	—	—	3
Tax effect	(45)	—	—
Group’s share in equity-accounted investees	(22)	(29)	9

	1,148	(2,443)	(413)

Gain (loss) with respect to cash flow hedges	(6)	172	(128)
Transfer to income statement with respect to cash flow hedges	74	130	8
Tax effect	(10)	(73)	32
Group’s share in equity-accounted investees	(12)	10	(12)

	46	239	(100)

Income (loss) with respect to available-for-sale financial assets	87	(7)	39
Transfer to income statement with respect to available-for-sale financial assets	(34)	4	(3)
Tax effect	(17)	(1)	1

	36	(4)	37

Revaluation gain on fixed assets in jointly controlled entity	—	(6)	10

Total other comprehensive income (loss)	1,230	(2,214)	(466)

g.	Composition of non-controlling interests

	Year ended December 31
	2014	2013	2012
	NIS in millions
Share in equity of subsidiaries *)	17,713	14,381	14,406
Share options, warrants and capital reserve from share-based payment in subsidiaries	107	144	154
Conversion option proceeds in subsidiaries	27	26	56

	17,847	14,551	14,616

*)	Including capital reserves and acquisition-date fair value adjustments.

h.	Dividends

1.	Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2014, the Company announced that the dividend to be declared in 2015 would not be less than NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis), in place of the dividend policy announced in November 2013, pursuant to which the Company distributed NIS 0.45 per share per quarter (NIS 1.80 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

2.	During 2014, the Company declared and paid dividends in the total amount of approximately NIS 318 million (NIS 1.80 per share) (2013 - NIS 298 million (NIS 1.72 per share), 2012 - NIS 264 million (NIS 1.60 per share)).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:	- Equity (Cont.)

3.	On March 23, 2015, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 82.1 million), payable on April 14, 2015 to the shareholders of the Company on April 7, 2015.

i.	Capital management of the Company

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

Over the years, the Company and its subsidiaries have raised equity capital on a regular basis in the markets in which they operate. In 2014, the Group raised a total of approximately NIS 2,483 million, in 2013 - NIS 1,025 million and in 2012 - NIS 1,832 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended “stand alone” basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

NOTE 28:- SHARE-BASED COMPENSATION

a.	In December 2011 the Company’s Board of Directors approved a new Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company’s shares, subject to various tax consequences and regimes.

b.	In 2013, the Company granted, as part of the plan in section a above share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to Company’s officers and employees.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	- SHARE-BASED COMPENSATION (Cont.)

c.	The following table presents the change in number of the Company’s share options and their original weighted average exercise price:

	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	1,500,716	44.00	818,900	36.12
Share options granted	—	—	1,048,287	47.85
Share options forfeited	(28,485)	48.65	(12,871)	46.59
Share options exercised	(475,295)	35.73	(353,600)	37.04
Share options expired	(97,082)	48.65	—	—

Share options at end of year	899,854	47.72	1,500,716	44.00

Share options exercisable at end of year	299,951	47.72	311,425	33.61

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

d.	The following table presents the movement in units of the Company RSUs and PSUs and the information that was used to calculate the fair value at the grant date:

	2014		2013
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	151,091	244,760	—	—
Units granted	—	—	153,920	244,761
Units forfeited	(4,408)	(41,258)	(2,829)	—
Units Vested	(59,285)	—	—	—

Units at end of year	87,398	203,502	151,091	244,761

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

e.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2014, 2013 and 2012 amounted to NIS 9.1 million, NIS 9.7 million and NIS 3.9 million, respectively.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:	- SHARE-BASED COMPENSATION (Cont.)

f.	Cash-settled transactions

Several employees and officers of a wholly-owned subsidiary of the Company are entitled to cash compensation, based on the price of the Company’s shares (“units”). The vesting period of the units is three years as of the reporting date, there are 185 thousand units outstanding (As of December 31, 2013 274 thousand units outstanding).

In addition, as of the reporting date there are 25 thousand RSU units that are vesting over three years period and are settled in cash (as of December 31, 2013 43 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2014 is NIS 1 million (2013 - NIS 1 million).

NOTE 29:- CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2014	2013
	NIS in millions
Short-term loans and credit	117	175
Non-current liabilities (including current maturities)	7,360	9,555
Debentures (including current maturities)	847	861

	8,324	10,591

b.	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,167 million.

NOTE 30:- RENTAL INCOME

During the years 2012-2014, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31:- PROPERTY OPERATING EXPENSES

	Year ended December 31
	2014	2013	2012
	NIS in millions
Salaries and related expenses	97	103	96
Property tax and other fees	624	650	672
Maintenance and repairs	389	413	421
Utilities	243	258	259
Insurance and security	120	124	127
Others	111	141	130

	1,584	1,689	1,705

NOTE 32:- REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS                     PERFORMED

	Year ended December 31
	2014	2013	2012
	NIS in millions
a. Revenues

Revenues from sale of buildings and land	230	328	200
Revenues from construction contracts	1,127	1,344	1,560

	1,357	1,672	1,760

b. Cost of revenues by revenue sources

Cost of sale of buildings and land	252	279	181
Cost of revenues from construction contracts	1,408	1,409	1,539

	1,660	1,688	1,720

c. Cost of revenues by expense components

Land	98	73	46
Materials	311	427	464
Subcontractors	1,011	959	953
Salaries and related expenses	120	116	119
Depreciation	7	5	5
Fair value upon acquisition amortization and others	113	108	133

	1,660	1,688	1,720

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 33:- GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2014	2013	2012
	NIS in millions
Salaries and management fees (1)	346	350	397
Professional fees	84	77	86
Depreciation	25	29	29
Sales and marketing	40	38	32
Other (including office maintenance) (2)	124	116	129

	619	610	673

(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

NOTE 34:- OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2014	2013	2012
	NIS in millions
Gain from realization of associate	—	—	4
Capital gain on assets disposal	—	5	21
Gain from bargain purchase*)	47	198	134
Others	8	15	5

	55	218	164

*)	In 2014 includes amount of NIS 47 million due to purchase of additional ATR shares (refer to Note 9c).

b.	Other expenses

	Year ended December 31
	2014	2013	2012
	NIS in millions
Loss from decrease in holding interest, net	1	11	4
Capital loss on assets disposal (including transaction expenses)	65	58	26
Impairment of other assets	14	2	7
Other	1	3	10

	81	74	47

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:- FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2014	2013	2012
	NIS in millions
Finance expenses on debentures	1,166	1,190	1,050
Finance expenses on convertible debentures	77	89	99
Finance expenses on loans from financial institutions and others	611	831	1,013
Revaluation of derivatives*)	190	2	—
Loss from early redemption of debentures **)	154	142	147
Exchange rate differences and other	45	44	37
Finance expenses capitalized to real estate under development	(128)	(113)	(132)

	2,115	2,185	2,214

*)	Mainly from swap hedging transactions.
**)	In 2014 and 2013 includes NIS 62 million and NIS 118 million, respectively due to unwinding hedging transactions in a subsidiary, that were reclassified from other comprehensive income, also refer to note 20d.

b.	Finance income:

	Year ended December 31
	2014	2013	2012
	NIS in millions
Gain from investments in securities, net	35	7	28
Dividend income	24	4	6
Interest income from investees	44	34	5
Interest income	47	73	63
Revaluation of derivatives, fees and others	3	431	13
Exchange rate differences	4	—	5

	157	549	120

NOTE 36:- NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2014		2013		2012
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	176,459	73	171,103	926	164,912	901

Effect of dilutive potential ordinary shares	87	(4)	310	(10)	104	(34)

For the calculation of diluted net earnings per share	176,546	69	171,413	916	165,016	867

For details in respect of the outstanding warrants and stock options of the Company’s investees, refer to Note 9c(4), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

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

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section d below). As of the reporting date, 91.4% of the Group’s liabilities (88.6% excluding interest rate swaps) bear fixed interest (as of December 31, 2013 - 90%, 80% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2014 is NIS 299 million (December 31, 2013 - NIS 220 million). This exposure is not hedged.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

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

As of December 31, 2014, the Group has a working capital deficiency of NIS 2.1 billion. The Group has unused approved credit facilities in the amount of NIS 10.2 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

For additional details regarding the maturity dates of the Group’s financial liabilities, see e. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

		December 31, 2014		December 31, 2013
	note	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	10	564	562	659	657

Financial liabilities
Debentures	20	26,038	28,081	23,070	24,598
Convertible debentures	21	*) 1,254	1,317	*) 1,221	1,273
Interest-bearing loans from financial institutions and others	22	9,768	10,187	14,767	15,090

		37,060	39,585	39,058	40,961

Total financial liabilities, net		(36,496)	(39,023)	(38,399)	(40,304)

*)	Excluding the conversion component which is presented in non-controlling interests, for a total of NIS 27 million (2013 - NIS 26 million).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

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

As of December 31, 2014 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4%-11%.

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

c.	Classification of financial instruments by fair value hierarchy

Following is the classification of financial instruments that are not measured at fair value in the financial statements, according to fair value hierarchy as defined in IFRS 13 (refer to Note 2n):

		December 31, 2014
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets
Non current investments and loans	10	—	—	564

Financial liabilities
Debentures	20	11,353	14,685	—
Convertible debentures	21	1,254	—	—
Interest bearing loans from financial institutions and others	22	—	9,768	—

Total financial liabilities		12,607	24,453	—

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

		December 31, 2013
		Level 1	Level 2	Level 3
	Note	NIS in millions
Financial assets
Non current investments and loans	10	—	211	448

Financial liabilities
Debentures	20	11,294	11,778	—
Convertible debentures	21	1,221	—	—
Interest bearing loans from financial institutions and others	22	—	14,840	—

Total financial liabilities		12,515	26,618	—

Following is the classification of financial instruments that are measured at fair value presented in the financial statements, according to the fair value hierarchy as defined in IFRS 13 (refer to Note 2m):

Financial assets measured at fair value

		Level 1	Level 2	Level 3
	Note	NIS in millions
December 31, 2014
Financial assets at fair value through profit or loss:
Shares	4b	103	—	—
Debentures	4b	9	—	—
Hedging financial derivatives	37d	—	378	—
Available-for-sale financial assets:
Shares	11	187	—	—
Participation certificates in equity funds *)	11	—	—	383

		299	378	383

December 31, 2013
Financial assets at fair value through profit or loss:
Shares	4b	69	—	—
Debentures	4b	22	—	—
Hedging financial derivatives	37d	—	808	—
Available-for-sale financial assets:
Shares	11	116	—	—
Participation certificates in equity funds *)	11	—	—	328

		207	808	328

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

*)	Below is a roll forward of the financial assets measured at fair value which are classifies as Level 3:

	December 31, 2014	December 31, 2013
	NIS in millions
Balance at beginning of the year	328	343
Additions	2	14
Capital return	(10)	(8)
Impairment through profit or loss	(3)	—
Revaluation through capital reserve	27	4
Translation adjustments from foreign operations	39	(25)

Balance at end of the year	383	328

Balance represents units in private equity funds, see Note 11 for additional information.

During 2014, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

Financial liabilities measured at fair value

		Level 1	Level 2	Level 3
	Note	NIS in millions
December 31, 2014
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	153	—
Non-hedging financial derivatives	19	42	—	—
Other liabilities		—	—	—

		42	153	—

December 31, 2013
Financial liabilities at fair value through profit or loss:
Hedging financial derivatives	37d	—	201	—
Non-hedging financial derivatives	19	26	—	—
Other liabilities		—	—	4

		26	201	4

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

d.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million		Linkage basis/Interest receivable	Linkage basis/Interest payable	Remaining average effective duration	Fair value - NIS in millions
		31.12.14	31.12.13				31.12.14	31.12.13
Cross currency swaps
	Euro-NIS	2,307	2,172	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	7.1	16	145
		60	70	CPI linked, 4.95%	Variable L+1.35%	2.5	29	35
		306	220	nominal, 1.30%-6.83%	Fixed, 0.71%-5.06%	2.6	40	40
		531	151	nominal, 2.63%-2.64%	Variable L	5.4	46	(2)
	U.S.$-NIS	255	272	CPI linked, 3.56%- 4.57%	Fixed 5.38%- 5.97%	7.3	(5)	33
		160	160	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	1.5	9	26
		150	150	Telbor + 0.7%	Fixed 3.53%	2.8	7	20
		243	243	nominal, 2.67%	Variable L	5.4	(6)	1
	C$-NIS	408	773	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	7.0	35	115
		—	305	—	—	—	—	180
		80	80	nominal, 6.4%	Variable, L + 1.08%	1.5	12	16
		326	76	nominal, 1.80%-6.00%	Fixed, 2.85%-3.15%	6.3	1	19
		100	100	Telbor + 0.7%	Fixed 3.37%	2.8	14	16
		—	250	—	—	—	—	46
	BRL-NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	3.0	54	80
	Swedish Krona-Euro	709	—	Fixed, 3.75%	Fixed, 4.45%-4.48%	5.5	3	—
Interest rate swaps fixed/variable
	U.S.$	972	868	Variable	Fixed	4.1	(1)	10
	C$	250	273	Variable	Fixed	0.0	1	6
		€—	2,138	Variable	Fixed	—	—	(147)
	Swedish Krona	275	1,125	Variable	Fixed	2.9	(25)	(34)
Forward contracts
	Different currencies	4,586	3,946			short term	3	1
Call options
	Canadian government bonds	470	294			8.5	(8)	1

							225	607

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2014	2013
	NIS in millions
Current assets *)	90	39
Non-current assets *)	288	769
Current liabilities	(59)	(32)
Non-current liabilities	(94)	(169)

	225	607

*)	In 2014, the Company unwound cash flow hedging interest-rate swap transactions (principal and interest swap) totaling notional amount of NIS 1.1 billion in consideration for approximately NIS 334 million (the amount includes NIS 91 million in respect of interest). Following the unwinding, the Company entered into a new cash flow hedging transactions, according to Company’s risk hedging policy.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2014	2013
	NIS in millions
Assets	16	38
Liabilities	(36)	(138)

	(20)	(100)

e.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2014

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	553	—	—	—	553
Trade payables	900	—	—	—	900
Other accounts payable	1,080	—	—	—	1,080
Debentures	2,715	6,721	5,438	17,696	32,570
Convertible debentures	66	507	778	193	1,544
Interest-bearing loans from financial institutions and others	1,946	2,873	4,335	2,807	11,961
Hedging financial derivatives, net	(6)	(47)	(13)	43	(23)
Other financial liabilities	342	58	33	217	650

	7,596	10,112	10,571	20,956	49,235

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

December 31, 2013

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	257	—	—	—	257
Trade payables	940	—	—	—	940
Other accounts payable	1,116	—	—	—	1,116
Debentures	1,952	5,302	6,595	15,711	29,560
Convertible debentures	65	130	646	760	1,601
Interest-bearing loans from financial institutions and others	2,859	5,954	4,501	4,006	17,320
Hedging financial derivatives, net	80	(18)	(180)	(174)	(292)
Other financial liabilities	184	82	61	347	674

	7,453	11,450	11,623	20,650	51,176

f.	Linkage terms of monetary balances

	December 31, 2014
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	196	68	158	140	88	—	650
Short-term investments and loans	102	44	220	2	—	—	—	368
Trade and other accounts receivable	361	207	51	56	25	65	88	853
Long-term investments and loans	169	150	337	183	33	499	71	1,442

Total monetary assets	632	597	676	399	198	652	159	3,313
Other financial assets (1)	—	—	—	—	—	—	1,060	1,060
Other assets (2)	—	16,978	25,735	12,952	3,507	6,255	184	65,611

Total assets	632	17,575	26,411	13,351	3,705	6,907	1,403	69,984

Liabilities:
Short-term credit from banks and others	3	—	12	323	215	—	—	553
Trade payables and other accounts payable	292	222	680	240	534	50	218	2,236
Liabilities attributable to assets held for sale	—	—	—	—	110	—	—	110
Debentures (3)	9,959	2,963	7,218	4,717	1,181	—	—	26,038
Convertible debentures	—	—	1,254	—	—	—	—	1,254
Interest-bearing loans from financial institutions and others	359	3,656	4,269	593	242	539	—	9,658
Other financial liabilities	2	82	68	25	6	—	7	190

Total financial liabilities	10,615	6,923	13,501	5,898	2,288	589	225	40,039
Other liabilities (4)	—	—	—	—	—	—	4,075	4,075

Total liabilities	10,615	6,923	13,501	5,898	2,288	589	4,300	44,114

Assets, net of liabilities	(9,983)	10,652	12,910	7,453	1,417	6,318	(2,897)	25,870

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 3,396 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,896 million from non-linked NIS to foreign currency.
(4)	Mainly deferred faxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2013
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non- linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	—	168	25	168	585	72	—	1,018
Short-term investments and loans	117	78	297	2	10	—	—	504
Trade and other accounts receivable	8	158	87	86	86	491	94	1,010
Long-term investments and loans	131	421	222	80	38	506	4	1,402

Total monetary assets	256	825	631	336	719	1,069	98	3,934
Other financial assets (1)	—	—	—	—	—	—	1,343	1,343
Other assets (2)	—	15,633	24,024	13,428	3,417	5,938	210	62,650

Total assets	256	16,458	24,655	13,764	4,136	7,007	1,651	67,927

Liabilities:
Short-term credit from banks and others	86	3	86	4	78	—	—	257
Trade payables and other accounts payable	271	173	604	192	690	171	143	2,244
Liabilities attributable to assets held for sale	—	—	73	—	—	—	—	73
Debentures (3)	9,814	2,680	6,078	3,288	1,210	—	—	23,070
Convertible debentures	—	—	1,221	—	—	—	—	1,221
Interest-bearing loans from financial institutions and others	336	4,577	4,547	3,838	40	1,429	—	14,767
Other liabilities	2	72	70	25	14	5	10	198

Total financial liabilities	10,509	7,505	12,679	7,347	2,032	1,605	153	41,830
Other liabilities (4)	—	—	—	—	—	—	3,744	3,744

Total liabilities	10,509	7,505	12,679	7,347	2,032	1,605	3,897	45,574

Assets, net of liabilities	(10,253)	8,953	11,976	6,417	2,104	5,402	(2,246)	22,353

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2013, the Company has NIS 4,067 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,430 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes, derivatives and advances from customers.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

g.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2014	(48)	(10)	(18)	(3)
31.12.2013	(22)	(7)	(23)	(3)
	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2014	(200)	(100)	100	200
31.12.2013	(205)	(103)	103	205
	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2014	81	40	(41)	(83)
31.12.2013	94	47	(47)	(95)
	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2014
Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian Real	(24)	(12)	12	24
31.12.2013
Change in exchange rate of €	(294)	(146)	145	289
Change in exchange rate of U.S.$	(80)	(40)	40	79
Change in exchange rate of C$	(149)	(74)	74	149
Change in exchange rate of Brazilian Real	(22)	(11)	11	22

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
2014
Change in interest on €	257	135	(129)	(129)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in exchange rate of Brazilian Real	13	7	(6)	(12)
Change in nominal interest on NIS	(138)	(71)	68	109
Change in real interest on NIS	(459)	(238)	252	527
2013
Change in interest on €	315	165	(172)	(303)
Change in interest on U.S.$	48	25	(24)	(43)
Change in interest on C$	103	54	(58)	(118)
Change in exchange rate of Brazilian Real	14	7	(8)	(16)
Change in nominal interest on NIS	(74)	(38)	40	68
Change in real interest on NIS	(537)	(276)	297	622

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2014
Change in interest on U.S.$	66	34	(37)	(59)
Change in interest on C$	60	32	(34)	(71)
Change in Swedish Krona	15	8	(3)	(3)
31.12.2013
Change in interest on €	91	47	(32)	(32)
Change in interest on U.S.$	71	36	(39)	(67)
Change in interest on C$	29	15	(16)	(34)
Change in Swedish Krona	51	26	(27)	(45)

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

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:	- FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company’s policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2014	2013	2012
	NIS in millions
Management fees from the parent company (section d)	1.3	1.3	1.4

Interest income from investees	44	34	5

b.	Other expenses and payments

	Year ended December 31
	2014		2013		2012
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	9	2.5	8	2.9	7	2.3

Salaries and related expenses, see (1) below	5	*) 60.5	4	*) 26.4	4	25.3

*)	Includes compensation of NIS 14.6 million and NIS 2.9 million for the years 2014 and 2013, respectively, from equity-accounted jointly controlled company.
(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board and the Company’s President, see details in section c below.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors, Mr. Chaim Katzman

a)	Mr. Katzman serves as the chairman of the Board of Directors of the Company but his employment agreement with wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY’s compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In additional, in January 2015 255,000 restricted shares were granted to Mr. Katzman, which will vest every month over 36 months commencing January 2015 and ending on December 31, 2017.

c)	According to the agreement between Mr. Katzman and FCR from 2011, pursuant to which, as long as Mr. Katzman serves as the chairman of FCR’s Board, he is entitled to an annual remuneration at an amount of C$ 500 thousand plus annual issuances of restricted units that are convertible to FCR’s shares in value of C$ 500 thousand. The agreement with FCR also provides for Mr. Katzman’s entitlement of compensation in the case of termination of his contract due to change of control in FCR. According to the agreement in March 2014, Mr. Katzman was granted 19,718 deferred restricted share units for no consideration that are convertible into 19,718 FCR shares, based on the price of C$ 17.75 per share at the grant date.

In January 2015, FCR and Mr. Katzman entered into an agreement replacing the aforementioned agreement in light of the appointment of Mr. Katzman as Non-Executive Chair of the Board. In accordance with the amended agreement, with effect from January 1, 2015, Mr. Katzman is entitled to annual compensation in the amount of C$ 150 thousand, as well as to an annual grant of deferred restricted share units convertible into FCR shares with a value of C$ 150 thousand. It was also provided that the agreement would be for a period of two years. In accordance with the terms of the new employment agreement, in January 2015, Mr. Katzman was granted 1,995 deferred restricted share units for no consideration, that are convertible into 1,995 FCR shares based on a price of C$ 18.85 per unit at the grant date, that will vest at the end of Mr. Katzman service as a director in FCR.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR’s Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR.

In addition, in August 2012 Mr. Katzman was granted 127 thousands share options for ATR shares with an exercise price of € 3.63 over a vesting period of 3 years commencing the grant date. In addition, in November 2013 Mr. Katzman was granted additional 200 thousands share option for ATR shares, for an exercise price of € 4.38 per share in total value of € 150 thousands. These share options were not exercised as of the reporting date.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

e)	For 2014, Mr. Katzman is entitled for director’s remuneration in the amount of € 165 thousand for his services as CTY’s chairman of the Board.

2.	Active Vice Chairman of the Company’s Board of Directors, Mr. Dori Segal

a)	Mr. Segal serves as the Active vice Chairman of the Company’s Board of Directors, but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company’s Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	Mr. Segal, who also served as FCR’s President and CEO until the first quarter of 2015, entered into an employment agreement with FCR, effective October 2001 (which was amended from time to time and recently in July 2010), pursuant to which, he is entitled to an annual compensation of C$ 720 thousand as well as to reimbursement of expenses with respect to his position. In respect of 2014, Mr. Segal’s total salary cost was C$ 778 thousand. The employment agreement mentioned above is for an unlimited period. According to the agreement, Mr. Segal is also entitled to annual bonuses and to participate in FCR’s compensation plans, including share compensation. For 2014, Mr. Segal was not entitled to an annual bonus. Likewise, the agreement also contains provisions relating to its termination by either of the parties and the amounts to which Mr. Segal will be entitled upon its termination. In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal’s employment as President and CEO of FCR. Within the framework of the agreements, it was provided that Mr. Segal is entitled to a one-time payment in the amount of C$ 4.6 million in connection with the termination of his service. It was also provided that, for his service as Executive Vice Chairman of the board of directors, Mr. Segal would be entitled to annual compensation in the amount of C$ 700 thousand and to an annual grant of restricted stock units with a value of C$ 300 thousand. It was provided that the agreement would be for a period of two years.

According to his agreement, Mr. Segal was granted compensation of equity instruments by FCR. Approximately 25 thousand restricted units convertible into 25 thousand FCR shares were issued to Mr. Segal for no consideration in March 2014, based on the price of C$ 17.75 per share at the grant date.

On March 2014, Mr. Segal was granted 65 thousand share options convertible into 65 thousand FCR shares that will vest over period of 5 years at an exercise price of C$ 17.77 per share, which are exercisable through March 2024. The fair value of each share option on the grant date, based on the binomial model, is C$ 8.43.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	Mr. Segal receives for his services on EQY’s Board restricted shares each year. In 2014 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 22.53. In January 2015 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S$ 25.62. with respect to 2014. Mr. Segal also received directors’ compensation of U.S.$ 74.5 thousand with respect to 2014.

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company’s Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of NIS 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus.

The provision of the employment agreement also provides that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement’s term or during the course thereof, other than for dismissal “with cause”, Mr. Mientkavich will be entitled to 60 days’ advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months’ salary.

As part of the renewal of his employment agreement, Mr. Mientkavich was granted in 2013 144 thousand share options, 16 thousand RSUs and 36 thousand PSUs, refer to Note 28 for details.

4.	Company’s President, Mr. Aharon Soffer

As part of his employment agreement, as renewed in September 2013 for a period of three years from November 2013, entitle Mr. Soffer to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company’s Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer’s annual salary for 2014 (excluding bonus) totaled to NIS 2,763 thousand.

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

As part of the renewal of his employment agreement, Mr. Soffer was granted in 2013 382 thousands share options, 43 thousands RSUs and 97 thousands PSUs, refer to Note 28 for details.

In March 2015, the Company’s Compensation Committee and Board of Directors approved Mr. Soffer annual bonus for 2014 in the amount of NIS 480 thousand.

For his services as a director in ATR, Mr. Soffer is entitled to director fees in the amount of € 25 thousand for 2014. Such fees are fully transferred to the Company.

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

In September 2014, the relevant organs of the Company and of Norstar approved the renewal of the aforesaid agreement, without any change apart from updating the monthly management fees to an amount of NIS 122 thousand.

e.	Balances with related parties

	December 31
	2014	2013
	NIS in millions
Interest receivable from joint ventures and equity-accounted investees (Note 6)	30	30

Loans to equity-accounted investees (Note 9a)	878	743

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:- SEGMENT INFORMATION

a.	General

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

b.	Financial information by operating segments

As of and for the year ended December 31, 2014

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270

Segment results:
Gross profit (loss) (4)	943	1,318	948	969	(302)	332	(1,182)	3,026
Depreciation and amortization (4)	361	9	4	13	9	3	(367)	32
Share in earnings (losses) of investees	39	30	—	—	(9)	(2)	(46)	12
Operating income (loss) (5)	473	1,193	853	756	(393)	260	304	3,446
Segment assets:
Operating assets (6)	11,356	25,817	15,945	14,217	1,122	5,145	(9,831)	63,771
Investments in investees	343	465	171	—	416	53	4,765	6,213

Total assets	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984

Investments in non-current assets (7)	799	1,552	457	1,255	3	536	(1,253)	3,349

Segment liabilities (8)	288	458	332	579	523	87	41,847	44,114

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:	- SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments

As of and for the Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818

Segment results:
Gross profit (loss) (4)	870	1,396	963	915	(27)	377	(1,053)	3,441
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings (losses) of investees	10	8	—	—	(11)	(4)	146	149
Operating income (loss) (5)	420	1,275	884	743	(79)	326	517	4,086
Segment assets:
Operating assets (6)	10,380	24,313	15,799	14,339	1,356	6,233	(10,400)	62,020
Investments in investees	322	125	66	—	401	56	4,937	5,907

Total assets	10,702	24,438	15,865	14,339	1,757	6,289	(5,463)	67,927

Investments in non-current assets (7)	845	1,774	377	1,276	6	218	(1,259)	3,237

Segment liabilities (8)	235	383	391	656	709	106	43,094	45,574

As of and for the Year ended December 31, 2012

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,256	2,237	1,185	1,324	1,760	565	(1,318)	7,009

Segment results:
Gross profit (4)	587	1,426	803	898	40	396	(566)	3,584
Depreciation and amortization (4)	333	11	6	6	6	4	(332)	34
Share in earnings of investees	3	28	1	—	8	60	199	299
Operating income (loss) (5)	332	1,301	694	718	(17)	351	1,886	5,265

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:	- SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2014	2013	2012
	NIS in millions
U.S.	1,391	1,401	1,448
Canada	2,100	2,216	2,292
Northern and Western Europe	1,441	1,487	1,268
Central-Eastern Europe	1,374	1,348	1,327
Israel	1,568	1,778	1,960
Other	40	34	31
Reconciliations (1) (3)	(1,644)	(1,446)	(1,317)

Total	6,270	6,818	7,009

Location of non-current operating assets (7)

	December 31
	2014	2013
	NIS in millions
U.S.	11,892	12,223
Canada	24,875	23,544
Northern and Western Europe	16,251	16,543
Central-Eastern Europe	13,991	14,433
Israel	2,693	2,748
Other	904	487
Reconciliations (1) (6)	(4,516)	(6,025)

Total non- current assets	66,090	63,953

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) (“EQY accounts”).

2.	Jointly controlled entities are accounted for according to the equity method. Therefore, the information of the segment “shopping centers in central-eastern Europe” that represent reportable segment is included in segments information at its full value and offset against the consolidation adjustments column.

Similarly, the information of the segment “shopping centers in North Europe” reflects the full value of the joint venture Kista Galleria, that was purchased in 2013 and is offset against the consolidation adjustments column.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY in joint ventures other adjustments between U.S.GAAP to IFRS, elimination of ATR’s and Kita Galleria results and other adjustments.

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:	- SEGMENT INFORMATION (Cont.)

5.	Adjustments for consolidation under Operating Income include, in addition to section 4 above, goodwill impairment, adjustment due to ATR results as mentioned above, gain from revaluation of investment property not included in segment reporting, amounting to NIS 1,053 million, NIS 962 million and NIS 1,938 for 2014, 2013 and 2012, respectively. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 115 million, NIS 159 million and NIS 175 million and unallocated net other income (expense) of approximately NIS 24 million, NIS 162 million and NIS 132 million, for 2014, 2013 and 2012, respectively.

6.	Includes current operating assets, investment property, property under development fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill and fair value adjustments of investment property mainly in EQY and cancellation of ATR’s and Kista Galleria assets as mentioned above.

7.	Non-current assets include mainly fixed assets, investment property, investment property under development and non-current inventory.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:- EVENTS AFTER THE REPORTING DATE

a.	On January 21, 2015 the Company acquired approximately 52 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from CPI at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million (NIS 1.06 billion) in an off-market transaction (“the acquisition”). As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling entity in ATR, and commencing with its financial statement for the first quarter of 2015, the Company will consolidate ATR’s financial statement. The Company expects to recognize a net loss from gaining control of approximately NIS 23 million. In addition, the Company will reclassify capital reserves (mainly translation reserve) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss at an amount of NIS 466 million to profit or loss, against recognition of income to capital reserves. The net non cash impact on profit or loss is expected to be a loss of NIS 489 million. Total decrease in equity attributed to Company’s shareholders is NIS 23 million. The aforesaid information is estimation as of December 31, 2014, and may change subject to changes in ATR’s equity and to the completion of purchase price allocation work.

b.	In January 2015, The Company issued to the public NIS 752 million par value unsecured debentures (series L), by way of an expansion of a listed series, for net consideration of NIS 789 million, that bears an effective annual interest rate of 3.51%.

c.	In January 2015, FCR issued to the public in Canada C$ 90 million par value (NIS 302 million) unsecured debentures (series S), by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.32% and are payable in one installment on July 31, 2025.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:	- EVENTS AFTER THE REPORTING DATE (Cont.)

d.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for a total consideration of C$ 75 million (NIS 253 million). The Company didn’t purchase any shares at this issuance. In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 38 million). As a result of the offering, the Company’s interest in FCR decreased to 43.1%, and the Company recognized an equity increase in an amount of NIS 24 million, which was recognized in other reserves.

e.	In March 2015, EQY announced a public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for a total consideration of U.S.$ 105.5 million (NIS 410 million). EQY has granted to the offering’s underwriters an option, to acquire from it at the offering price, up to an additional 585 thousand shares. This option is valid for a period of 30 days from the date of closing the offering and was not exercised yet.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 675 thousands shares in consideration for U.S.$ 16.2 million (NIS 63 million). As a result of the offering, the Company’s interest in EQY decreased from 43.3% to 42.3%, and the Company expects to recognize an equity increase in an amount of NIS 77 million, which was recognized in other reserves.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position

	December 31,
	2014	2013
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	45	474
Short-term loans and current maturities of long-term loans to subsidiaries	395	363
Available for sale marketable securities	180	—
Financial derivatives	88	17
Other accounts receivable	3	4

Total current assets	711	858

NON-CURRENT ASSETS
Long-term loans *)	—	—
Available for sale marketable securities	—	108
Financial derivatives	278	743
Loans to subsidiaries	5,926	6,267
Investments in subsidiaries	6,991	6,145
Fixed assets, net	5	6

Total non-current assets	13,200	13,269

Total assets	13,911	14,127

	December 31,
	2014	2013
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Current maturities of debentures	976	256
Financial derivatives	40	—
Trade payables	3	4
Other accounts payable	192	181
Current tax payable	9	8

Total current liabilities	1,220	449

NON-CURRENT LIABILITIES
Loans from banks and others	1,001	1,154
Debentures	9,900	10,464
Financial derivatives	62	—
Deferred taxes	—	26

Total non-current liabilities	10,963	11,644

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	232	229
Share premium	4,411	4,288
Accumulated losses	(2,918)	(2,480)
Reserves	3	(3)

Total equity	1,728	2,034

Total liabilities and equity	13,911	14,127

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:	- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of income

	Year ended December 31,
	2014	2013	2012
	NIS in millions
Dividend income	184	113	99
Management fees from investees	2	2	3
Finance income from subsidiaries	456	340	413
Other finance income	127	540	25

Total income	769	995	540

General and administrative expenses	64	79	68
Finance expenses	817	611	602
Exchange differences on loans to investees	—	256	98
Other expenses *)	—	—	—

Total expenses	881	946	768

Income (loss) before taxes on income	(112)	49	(228)
Taxes on income (tax benefit)	7	(54)	(12)

Net income (loss) attributed to the Company	(119)	103	(216)

*)	Represents an amount lower than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows

	Year ended December 31,
	2014	2013	2012
	NIS in millions
Cash flows from operating activities of the Company:

Net income (loss) attributed to the Company	(119)	103	(216)

Adjustments required to present net cash provided by (used in) operating activities of the Company:
Adjustments to profit and loss items of the Company:
Depreciation	2	2	1
Dividend income	(184)	(113)	(99)
Finance expenses (income), net	234	(13)	262
Cost of share-based payment	9	10	4
Taxes on income (tax benefit)	7	(54)	(12)

	68	(168)	156

Changes in assets and liabilities of the Company:
Increase in other accounts receivable	(3)	(4)	(11)
Increase (decrease) in trade payables and other accounts payable	(1)	—	6

	(4)	(4)	(5)

Cash paid and received during the year by the Company for:
Interest paid	(599)	(491)	(661)
Interest received (Note 37.d)	90	191	1
Interest received from subsidiaries	237	233	303
Taxes paid	(39)	(33)	(2)
Dividends received	14	—	—
Dividends received from subsidiaries	170	113	99

	(127)	13	(260)

Net cash used in operating activities of the Company	(182)	(56)	(325)

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows (Cont.)

	Year ended December 31,
	2014	2013	2012
	NIS in millions
Cash flows from investing activities of the Company:

Acquisition of fixed assets	(1)	(2)	(1)
Proceeds from sale of fixed assets	*)—	*)—	—
Investments in subsidiaries	(942)	(1,200)	(248)
Redemption of preferred shares of subsidiary	168	231	—
Loans repaid by subsidiaries, net	414	212	150
Proceeds from sale of convertible debenture of subsidiary	—	—	208
Investment in available for sale marketable securities	(154)	(105)	—
Proceeds from sale of available for sale marketable securities	141	—	—

Net cash provided by (used in) investing activities of the Company	(374)	(864)	109

Cash flows from financing activities of the Company:
Issue of shares (less issue expenses)	118	489	—
Exercise of stock options into shares	*)—	*)—	3
Repayment of loans for purchase of company shares	—	*)—	*)—
Dividends paid to equity holders of the Company	(318)	(298)	(264)
Issue of debentures (less issue expenses)	445	1,670	1,676
Repayment and early redemption of debentures	(255)	(885)	(786)
Repayment of long-term credit facilities from banks, net	(110)	(753)	(314)
Unwinding of hedging transactions (Note 37.d)	243	392	—

Net cash provided by financing activities of the Company	123	615	315

Exchange differences on balance of cash and cash equivalents	4	(1)	(11)

Increase (decrease) in cash and cash equivalents	(429)	(306)	88
Cash and cash equivalents at the beginning of year	474	780	692

Cash and cash equivalents at the end of year	45	474	780

Significant non-cash activities of the Company:
Exchange of loan granted to subsidiaries for capital issuance	72	214	373

Redemption of capital note of an subsidiary	—	—	180

*)	Represents an amount lower than NIS 1 million.

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

Note B – Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2014	2013
	NIS in millions
Loans from banks and others (1) (3)	1,001	1,154
Debentures (2) (3)	9,900	10,464

	10,901	11,618

(1)	Composition of banks credit

	Effective interest	December 31
		2014	2013
Denomination	%	NIS in millions
In NIS - unlinked *)	2.60%	25	—
In U.S.$ *)	2.40%	11	—
In U.S.$	5.52%	298	266
In C$ *)	3.35%	191	1
In € *)	2.65%	499	908

		1,024	1,175
Less - deferred finance costs		(23)	(21)

		1,001	1,154

*)	Variable interest

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 22d(1).

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note B - Non-current liabilities (Cont.) -

(2)	Composition of debentures

		Effective interest rate	Coupon rate	Carrying amount
				December 31
				2014	2013
	Denomination	%	%	NIS in millions
Debentures (series A)	U.S.$	6.18	6.50	132	158
Debentures (series B)**)	€	2.27	2.17	98	149
Debentures (series C)	CPI	4.88	4.95	962	1,125
Debentures (series D)	CPI	5.02	5.10	2,463	2,466
Debentures (series E)**)	NIS	1.45	0.95	548	545
Debentures (series F)	NIS	6.73	6.40	567	565
Debentures (series I)	CPI	5.58	5.30	1,441	1,444
Debentures (series J) *)	CPI	5.76	6.50	847	861
Debentures (series K)	CPI	4.35	5.35	2,937	2,961
Debentures (series L)	CPI	3.82	4.00	881	446

				10,876	10,720
Less - current maturities of debentures				976	256

				9,900	10,464

*)	Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,167 million.
**)	Floating interest rate.

(3)	Maturities

	Loans from banks	Debentures
	NIS in millions
Year 1 - current maturities	—	976
Year 2	106	978
Year 3	12	769
Year 4	146	1,386
Year 5	496	1,519
Year 6 and thereafter	264	5,248

	1,024	10,876

Note C - Contingent liabilities -

The Company provided unlimited guarantees to secure credit obtained by wholly-owned subsidiaries of the Company, whose total facility principal (including non-listed debentures) as of the reporting date amounts to NIS 1,335 million.

As of the reporting date, total debt of the wholly-owned subsidiaries which is guaranteed by the Company amounts to NIS 463 million.

As for legal claims, refer to Note 26.d above. As for disputed VAT assessments, refer to Note 25.k above.

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:- CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note D - Dividends from subsidiaries -

Dividends declared and received from subsidiaries:

	December 31
	2014	2013	2012
	NIS in millions
Citycon OYJ	157	113	99
Other	13	—	—

	170	113	99

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2014 (1)

	Holding interest as of December 31,			Incorporated in	Additional information in Note
	2014	2013	Note
	%
Equity One Inc.	*) 43.3	*) 45.2	(3)	USA	9d
First Capital Realty Inc.	44.0	45.2	(3)	Canada	9e
M.G.N USA Inc.	100	100	(4)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
M.G.N First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9h
Gazit 2003 Inc.	100	100	(2)	Canada
Gazit Canada Inc.	100	100	(4)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	42.8	49.3	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	9h
Gazit Brazil Ltda.	100	100	(3)	Brazil	9h
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	41.2	39.8	(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	84.65	82.5	(2)	Israel	9h
Hashalom Boulevard House Ltd.	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.G. Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	84.9	73.9	(5)	Israel	9g

(1)	The list does not include companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil and ProMed Properties Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2014 and 2013 is 43.3% and 45.1%, respectively.

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2014

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted Average (1) year of construction	Weighted Average (2) year of acquisition
Equity One (3)
South Florida	38	4,148	374	1985	2002
North Florida	20	1,489	60	1987	2001
South East U.S. (excluding S. Florida)	19	1,209	27	1987	2005
North East U.S.	27	5,148	334	1985	2010
West Coast	13	3,853	407	1974	2011

Subtotal Equity One	117	15,847	1,202

First Capital
Central (Ontario)	57	10,532	1,898	2008	2008
East (mainly Quebec)	51	5,657	632	2008	2007
West (mainly British Columbia and Alberta)	46	8,437	1,375	2004	2007

Subtotal First Capital	154	24,626	3,905

Citycon (3)
Finland	43	7,825	—	1988	2003
Sweden	11	3,379	—	1967	2006
Other (Baltic countries)	4	1,651	—	1997	2008

Subtotal Citycon	58	12,855	—

Promed Properties - U.S. (4)	4	688	260	1990	2008
Gazit Israel	11	2,463	1,467	2004	2006
Gazit Germany	4	447	—	1984	2007
Gazit Brazil	5	661	—	1988	2011
Other	1	7	5	1998	1998

Sub total - operating investment property	354	57,594	6,839

Investment property under development	8	1,063	67
Land for future development (5)	—	677	37

Grand total	362	59,334	6,943

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements:

NIS in millions
Properties classified as held for sale (including NIS 98 million of land)	1,046
Investment property	56,646
Development Property and Land	1,642

59,334

(1)	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.
(2)	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.
(3)	Exclude Joint Venture properties.
(4)	Medical offices buildings.
(5)	Includes NIS 98 million of land presented under assets held for sale.

Independent Auditor’s Report

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2014 and 2013, and the related consolidated income statements, statements of comprehensive income/(loss), cash flow statements, and statements of changes in equity for each of the years in the two-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Channel Islands Limited

Jersey, Channel Islands

March 10, 2015

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