Form 20-F
period 2015-12-31
Gazit-Globe Ltd
filed 2016-04-22
CIK 1379009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Adi Jemini,

Chief Financial Officer

Tel: (972)(3) 694-8000

Email: ajemini@gazitgroup.com

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 195,485,322 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

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

Large Accelerated Filer ☒     Accelerated Filer ☐     Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting	Other ☐
Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): ☐ Yes    ☒ No

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

Introduction and Use of Certain Terms

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and those companies that are consolidated in its financial statements or that are jointly controlled entities, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries or affiliates.

Except where the context otherwise requires, references in this annual report to:

●	“Adjusted EPRA Earnings” (or “FFO according to the management approach”) means EPRA Earnings (or FFO), as adjusted for: CPI and exchange rate linkage differences; depreciation and amortization; and other adjustments, including adjustments to add back bonus expenses (through 2011) derived as a percentage of net income in respect of the adjustments above and adjustments to net income (loss) attributable to equity holders of the Company for the purposes of computing ” EPRA Earnings”; expenses arising from the termination of engagements with senior Group officers; income from the waiver by our chairman of bonuses and of compensation with respect to the expiration of his employment agreement (through 2011); expenses and income from extraordinary legal proceeding not related to the reporting periods (including the provision for legal proceedings); income and expenses from operations not related to income producing property (including the results of Dori Group) and the cost of debt with respect thereto; non-recurring expenses in respect of reorganization; and internal leasing costs (mainly salary) incurred in the leasing of properties.

●	“Average annualized base rent” refers to the average minimum rent due under the terms of the applicable leases on an annualized basis.

●	“Community” shopping center means a center that offers general merchandise or convenience-oriented offerings with gross leasable area, or GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

●	“Consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

●	”EPRA Earnings” (or “FFO”) means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development, land and other investments, and various capital gains and losses, gain (loss) from early redemption of liabilities and financial derivatives, gains from bargain purchase, the impairment of goodwill, changes in the fair value recognized with respect to financial instruments including derivatives, deferred taxes and current taxes with respect to disposal of properties, our share in equity-accounted investees and acquisition costs recognized in profit and loss, as well as non-controlling interests’ share with respect to the above items.

●	“GLA” means gross leasable area.

●	“Group” – the Company, its subsidiaries and its equity-accounted associates and jointly controlled entities.

●	"Investees" – Subsidiaries, Jointly controlled entities and associates.

●	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board.

●	“LEED®” means Leadership in Energy and Environmental Design and refers to an internationally recognized green building certification system designed by the U.S. Green Building Council.

●	“Neighborhood” shopping center means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in the immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores and is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

●	“NOI” means net operating income.

●	“Reporting date” or “balance sheet date” means December 31, 2015.

●	“Same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

Our principal subsidiaries are:

●	“Atrium” means Atrium European Real Estate Limited, consolidated as of January, 2015 (VSE/EURONEXT:ATRS) which owns and operates shopping centers in Central and Eastern Europe.

●	“Citycon” means Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S) which owns and operates shopping centers in Northern Europe.

●	“Dori Construction” means U. Dori Construction Ltd (TASE:DRCN) and its subsidiaries.

●	“Dori Group” means U. Dori Group Ltd. (TASE: DORI) and its subsidiaries, which as of December 31, 2015, held 83.46% of Dori Construction, which is also traded on the Tel Aviv Stock Exchange, and Dori Construction’s subsidiaries and related companies. Gazit-Globe Israel (Development) Ltd. held approximately 84.9% of Dori Group until January 2016 when it sold its entire stake. For additional details refer to Note 9g of our audited consolidated financial statements included elsewhere in this annual report.

●	“Equity One” means Equity One, Inc. (NYSE:EQY) which owns and operates shopping centers in the United States.

●	“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada.

●	“Gazit America” means Gazit America Inc., a wholly-owned subsidiary, which as of December 31, 2015, held 11.1% of Equity One’s share capital and which prior to August 8, 2012 was the owner of ProMed Canada.

●	“Gazit Brazil” means Gazit Brazil Ltda. and Fundo De Investimento Multimercado Norstar Credito Privado which owns and operates shopping centers in Brazil.

●	“Gazit Development” means Gazit-Globe Israel (Development) Ltd. which wholly-owns Gazit Development (Bulgaria) and held 84.9% of Dori Group until January 2016.

●	“Gazit Germany” means Gazit Germany Beteiligungs GmbH & Co. KG which owns and operates shopping centers in Germany.

●	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which had voting power of 50.54% of our issued ordinary shares as of April 10, 2016.

●	“ProMed” means ProMed Properties Inc. which owned and operated medical office buildings in the United States until August 2015.

●	“Royal Senior Care” or “RSC” means Royal Senior Care, LLC which owned and operated senior housing facilities in the United States, which were sold during 2012 and 2013.

Unless otherwise noted, all monetary amounts are in NIS, and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.902 = U.S.$ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2015. References herein to (i) “New Israeli Shekel” or “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” mean the legal currency of Brazil.

Forward-Looking Statements

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The statements we make regarding the following subject matters are forward-looking by their nature:

●	our ability to respond to new market developments;

●	our intent to penetrate further our existing markets and penetrate new markets;

●	our belief that we will have sufficient access to capital;

●	our belief that we will have viable financing and refinancing alternatives that will not materially adversely impact our expected financial results;

●	our belief that continuing to develop high-profile properties will drive growth, increase cash flows and profitability;

●	our belief that repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows;

●	our plans to invest in developing and redeveloping real estate, in investing in the acquisition of additional properties, portfolios or other real estate companies;

●	our ability to use our successful business model, together with our global presence and corporate structure, to leverage our flexibility to invest in multiple regions in the same asset type to maximize shareholder value;

●	our ability to acquire additional properties or portfolios;

●	our plans to continue to expand our international presence;

●	our expectations that our business approach, combined with the geographic diversity of our current properties and our conservative approach to risk, characterized by the types of properties and markets in which we invest, will provide accretive and/or sustainable long-term returns; and

●	Our expectations regarding our future tenant mix.

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

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and related notes included in this annual report. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

The selected consolidated statement of income data set forth below for each of the years ended December 31, 2013, 2014 and 2015 and the selected consolidated balance sheet data set forth below as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements appearing in this annual report. The selected consolidated statement of income data for each of the years ended December 31, 2011 and 2012, and the selected consolidated balance sheet data as of December 31, 2011, 2012 and 2013, are derived from our audited consolidated financial statements that are not included in this annual report.

The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2015. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.902 = U.S.$ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2015. You should not assume that, on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
(In millions except for per share data)	NIS					U.S.$
Statement of Income Data:
Rental income	4,718	5,249	5,146	4,913	6,150	1,576
Property operating expenses	1,522	1,705	1,689	1,584	1,966	504
Net operating rental income	3,196	3,544	3,457	3,329	4,184	1,072
Revenues from sale of buildings, land and construction work performed (1)	1,001	1,760	1,672	1,357	1,153	296
Cost of buildings sold, land and construction work performed (1)	967	1,720	1,688	1,660	1,249	320
Gross profit (loss) from sale of buildings, land and construction work performed	34	40	(16)	(303)	(96)	(24)
Total gross profit	3,230	3,584	3,441	3,026	4,088	1,048
Fair value gain on investment property and investment property under development, net (2)	1,692	1,938	962	1,053	711	182
General and administrative expenses	(755)	(673)	(610)	(619)	(794)	(203)
Other income	115	164	218	55	31	8
Other expenses	(110)	(47)	(74)	(81)	(798)	(205)
Company’s share in earnings of equity-accounted investees, net	334	299	149	12	242	62
Operating income	4,506	5,265	4,086	3,446	3,480	892
Finance expenses	(2,197)	(2,214)	(2,185)	(2,115)	(1,852)	(475)
Finance income	72	120	549	157	861	221
Income before taxes on income	2,381	3,171	2,450	1,488	2,489	638
Taxes on income	352	758	265	405	183	47
Net income	2,029	2,413	2,185	1,083	2,306	591
Net income attributable to:
Equity holders of the Company	708	901	927	73	620	159
Non-controlling interests	1,321	1,512	1,258	1,010	1,686	432
	2,029	2,413	2,185	1,083	2,306	591
Basic net earnings per share	4.57	5.46	5.41	0.41	3.47	0.89
Diluted net earnings per share	4.23	5.25	5.35	0.39	3.45	0.88

(1)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group starting in 2014, and also First Capital starting in 2013. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional 50% interest in Dori Group. In January 2016, we sold our entire stake in Dori Group, primarily in an off-market transaction. For further information see Note 9g of our audited consolidated financial statements included elsewhere in this annual report.

(2)	Pursuant to IAS 40 "Investment Property", gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	Year Ended December 31,
	2011	2012	2013	2014	2015
(In thousands)
Weighted average number of shares used to calculate:
Basic earnings per share	154,456	164,912	171,103	176,459	178,426
Diluted earnings per share	154,783	165,016	171,413	176,546	178,601

	As of December 31,
	2011	2012	2013	2014	2015	2015
(In millions)	NIS					U.S.$
Selected Balance Sheet Data:
Equity-accounted investees	4,390	4,713	5,907	6,213	2,996	768
Investment property	51,014	55,465	53,309	56,646	70,606	18,095
Investment property under development	2,198	2,806	2,479	1,642	2,587	663
Total assets	64,599	71,034	67,927	69,984	84,236	21,588
Long term interest-bearing liabilities from financial institutions and others (1)	18,973	19,433	12,692	8,552	11,457	2,936
Long term debentures (2)	15,379	18,500	22,231	24,433	29,480	7,555
Total liabilities	45,203	48,737	45,574	44,114	53,241	13,645
Equity attributable to equity holders of the Company	7,199	7,681	7,802	8,023	7,512	1,925
Non-controlling interests	12,197	14,616	14,551	17,847	23,483	6,018
Total equity	19,396	22,297	22,353	25,870	30,995	7,943

(1)	As of December 31, 2015, NIS 4.2 billion (U.S.$ 1.1 billion) of our interest-bearing liabilities from financial institutions and others (including current maturities) were unsecured and the remainder were secured.
(2)	As of December 31, 2015, NIS 834 million (U.S.$ 214 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2011	2012	2013	2014	2015
	NIS
Other Operating Data (1):
Number of Group operating properties	642	622	577	524	451
Total Group GLA (in thousands of sq. ft.)	72,903	73,292	71,431	68,336	70,796
Group occupancy (%)	94.3	95.0	95.0	95.9	95.8

(1)	Includes equity-accounted jointly controlled companies.

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
(In millions except for per share data)	NIS					U.S.$
Other Financial Data:
NOI (1)	3,196	3,544	3,457	3,329	4,184	1,072
Adjusted EBITDA (1)	2,864	3,257	3,192	2,817	3,403	872
Dividends	241	264	298	318	328	84
Dividends per share	1.56	1.60	1.72	1.80	1.84	0.47
EPRA Earnings (1)(2)	80	327	269	345	431	110
Adjusted EPRA Earnings (1)(2)	405	533	585	598	627	160

	As of December 31,
	2011	2012	2013	2014	2015	2015
(In millions)	NIS					U.S.$
EPRA NAV (1)	8,762	10,037	10,200	10,740	10,341	2,650
EPRA NNNAV (1)	6,781	7,157	7,361	7,209	7,583	1,943

(1)	For definitions and reconciliations of NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them see "Item 5—Operating and Financial Review and Prospects".
(2)	In European countries using IFRS, it is customary for companies with income-producing property to publish their "EPRA Earnings". EPRA Earnings is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of EPRA, which states, "EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS and FFO is based on US GAAP." We believe that EPRA Earnings is similar in substance to funds from operations, or FFO, with adjustments primarily for the attribution of results under IFRS.

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
(In millions)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	1,104	1,368	1,189	1,026	1,514	388
Investing activities	(4,195)	(4,621)	(2,208)	(768)	(4,437)	(1,137)
Financing activities	4,017	3,490	428	(701)	4,665	1,196

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

	Year Ended December 31,
	2011	2012	2013	2014	2015
High	3.82	4.08	3.79	3.99	4.05
Low	3.36	3.70	3.47	3.40	3.76
Period end	3.82	3.73	3.47	3.89	3.90
Average Rate	3.58	3.86	3.61	3.58	3.89

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

	High	Low
Month	(NIS)	(NIS)
October 2015	3.92	3.82
November 2015	3.92	3.87
December 2015	3.91	3.86
January 2016	3.98	3.91
February 2016	3.96	3.87
March 2016	3.91	3.77

On April 10, 2016 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.786 to $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In 2015, our rental income (assuming full consolidation of jointly-controlled entities) was derived as follows: 31.5% from Canada, 22.5% from the United States, 22.9% from Northern and Western Europe, 18.8% from Central and Eastern Europe, 3.2% from Israel, and 1.1% from Brazil. During the economic downturn of 2008-2009, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe. Lack of financing and a decrease in consumer spending prevented retailers from expanding their activities. As a consequence, occupancy rates declined in some of the regions in which we operate, most significantly in the United States where the occupancy rates for our shopping centers decreased from 93.2% as of December 31, 2007 to 90.7% as of December 31, 2010. As a result, we granted rent concessions to some tenants during this period. The economic downturn adversely affected our net operating income and the value of our assets in all of the regions in which we operate. In addition, currencies in many of our markets were devalued against the NIS during that period. Although general market conditions have improved and currencies have strengthened in those markets since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economy in many of the cities within our markets has continued to gradually improve (with notable exception of Russia and Brazil), macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

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

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Any reduction in the tenants' abilities to pay rent or other charges on a timely basis, including the filing by the tenants for bankruptcy protection, could adversely affect our financial condition and results of operations. In the event of default by tenants, our subsidiaries and affiliates may experience delays and unexpected costs in enforcing their rights as landlords under the leases, which may also adversely affect our financial condition and results of operations.

The economic performance and value of our shopping centers depend on many factors, each of which could have an adverse impact on our cash flows and operating results.

The economic performance and value of our properties can be affected by many factors, including the following:

●	Economic uncertainty or downturns in general, or in the areas where our properties are located;

●	Local conditions, such as an oversupply of space, a reduction in demand for retail space or a change in local demographics;

●	The attractiveness of our properties to tenants and competition from other available space;

●	The adverse financial condition of some large retail companies and ongoing consolidation within the retail sector;

●	The growth of super-centers and warehouse club retailers and their adverse effect on traditional grocery chains;

●	Changes in the perception of retailers or shoppers regarding the safety, convenience and attractiveness of our shopping centers and changes in the overall climate of the retail industry;

●	The ability of our subsidiaries and affiliates to provide adequate management services and to maintain our properties;

●	Increased operating costs, if these costs cannot be passed through to tenants;

●	The expense of periodically renovating, repairing and re-letting spaces;

●	The impact of increased energy costs and/or extreme weather conditions on consumers and its consequential effect on the number of shopping visits to our properties; and

●	The consequences of any armed conflicts or terrorist attacks.

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

Our investing strategy and our market selection process may not ultimately be successful, may not provide positive returns on our investments and may result in losses. The acquisition of properties, groups of properties or other businesses entails risks that include the following, any of which could adversely affect our results of operations and financial condition:

●	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

●	we may not be able to integrate any acquisitions into our existing operations successfully;

●	properties we acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to acquire; and

●	our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs or may fail to properly evaluate the costs involved in implementing our plans with respect to such investment.

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

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 7.8% of Citycon's rental income in 2015, Ahold accounted for 4.6% of Atrium's rental income in 2015, Albertsons (and other affiliated brands) accounted for 3.5% of Equity One's total annual minimum rent as of December 31, 2015 and Loblaws and Sobey's accounted for 10.4% and 6.6% respectively of First Capital's total annual minimum rent as of December 31, 2015. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 16.6% of our total rental income in 2015, assuming full consolidation of equity-accounted jointly-controlled entities. We generally develop or redevelop our shopping centers based on an agreement with an anchor tenant. Changes beyond our control may adversely affect the tenants' ability to make lease payments or could result in them terminating their leases. These changes include, among others:

●	downturns in national or regional economic conditions where our properties are located, which generally will negatively impact the rental rates;

●	changes in the buying habits of consumers in the regions surrounding those shopping centers including a shift to preference for online shopping and e-commerce;

●	changes in local market conditions such as an oversupply of properties, including space available by sublease or new construction, or a reduction in demand for our properties;

●	competition from other available properties; and

●	changes in federal, state or local regulations and controls affecting rents, prices of goods, interest rates, fuel and energy consumption.

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

Our acquisition and development of properties and our acquisition of other businesses and equity interests in real estate companies are financed in part by loans received from banks, insurance companies and other financing sources, as well as from the sale of shares, notes, debentures and convertible debentures in public and private offerings. Our public subsidiaries satisfy their capital requirements through debt and equity financings in their respective local markets. The practices in these markets vary significantly, for example, with some of the markets based partly on bank lending and others depending significantly on accessing the capital markets. Our ability to obtain, economically desirable financing terms could be affected by unavailability or a shortage of external financing sources, changes in existing financing terms, changes in our financial condition and results of operations, legislative changes, changes in the public or private markets in our operating regions and deterioration of the economic situation in our operating regions. Should our ability to obtain financing be impaired, our operations could be limited significantly. Our business results are dependent on our ability to obtain loans or capital in the future in order to repay our loans, notes, debentures and convertible debentures.

Internet sales can have an impact on our tenants and our business.

The use of the internet by consumers continues to gain in popularity and growth in internet sales is likely to continue in the future. The increase in internet sales could result in a downturn in the business of some of our current tenants and could affect the way other current and future tenants lease space. For example, the migration towards internet sales has led many retailers to reduce the number and size of their traditional "bricks and mortar" locations in order to increasingly rely on e-commerce and alternative distribution channels. Many tenants also permit merchandise purchased on their websites to be picked up at, or returned to, their physical store locations, which may have the effect of decreasing the reported amount of their in-store sales and the amount of rent we are able to collect from them (particularly with respect to those tenants who pay rent based on a percentage of their in-store sales). We cannot predict with certainty how growth in internet sales will impact the demand for space at our properties or how much revenue will be generated at traditional store locations in the future. If we are unable to anticipate and respond promptly to trends in retailer and consumer behavior, our occupancy levels and financial results could be negatively impacted.

Future terrorist acts and shooting incidents could harm the demand for, and the value of, our properties.

Over the past few years, a number of terrorist acts and shootings have occurred at retail properties throughout the world, including highly publicized incidents in Arizona, New Jersey, Maryland, Oregon, Kenya and Tel-Aviv. In the event concerns regarding safety were to alter shopping habits or deter customers from visiting shopping centers, our tenants would be adversely affected as would the general demand for retail space. Additionally, if such incidents were to continue, insurance for such acts may become limited or subject to substantial cost increases.

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

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2015, we and our private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 15,473 million (U.S.$ 3,965 million) and other liabilities outstanding in the aggregate amount of NIS 659 million (U.S.$ 169 million), of which approximately 9% matures during 2016. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2015 in the aggregate amount of NIS 53,241 million (U.S.$ 13,645 million), of which 11.7% matures during 2016. We are subject to covenant compliance obligations and each of our public subsidiaries is subject to its own covenant compliance obligations. Furthermore, the indebtedness of each of our public subsidiaries is independent of each other public subsidiary and is not subject to any guaranty by Gazit-Globe or its wholly-owned subsidiaries.

The amount of debt outstanding from time to time could have important consequences to us and our public subsidiaries. For example, it could

●	require that we dedicate a substantial portion of cash flow from operations to payments on debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other business opportunities that may arise in the future;

●	limit the ability to make distributions on equity securities, including the payment of dividends;

●	make it difficult to satisfy debt service requirements;

●	limit flexibility in planning for, or reacting to, changes in business and the factors that affect profitability, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms;

●	adversely affect financial ratios and debt and operational coverage levels monitored by rating agencies and adversely affect the ratings assigned to our or our public subsidiaries' debt, which could increase the cost of capital; and

●	limit our or our public subsidiaries' ability to obtain any additional debt or equity financing that may be needed in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopment or other general corporate purposes or to obtain such financing on favorable terms.

If our or our public subsidiaries' internally generated cash is inadequate to repay indebtedness upon an event of default or upon maturity, then we or our public subsidiaries will be required to repay or refinance the debt. If we or our public subsidiaries are unable to refinance our indebtedness on acceptable terms or if the amount of refinancing proceeds is insufficient to fully repay the existing debt, we or our public subsidiaries might be forced to dispose of properties, potentially upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase without a corresponding increase in our rental rates, which would adversely affect our results of operations.

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

Should we or our public subsidiaries breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public subsidiaries may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. For example, a decline in the property market or a wide scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public subsidiaries, as the case may be, may be required to prepay the relevant loan. A significant portion of Gazit-Globe's equity interests in its subsidiaries are pledged as collateral for Gazit-Globe's revolving credit facilities and other indebtedness incurred by Gazit-Globe directly and by its private subsidiaries. As of December 31, 2015, the principal amount of such indebtedness was NIS 2,202 million (U.S.$ 564 million), which constituted 4.9% of our consolidated indebtedness as of such date. In the event that Gazit-Globe is required to prepay its loans, the lenders under such loans may determine to pursue remedies against and cause the sale of those equity interests. In addition, since certain of our properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 6,777 million (U.S.$ 1,737 million) as of December 31, 2015, which constituted 15.0% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in us being prevented from paying dividends to our investors and have an adverse effect on our liquidity.

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

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis and equity method for an affiliate, they satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not therefore be reflective of the position of any one of our public subsidiaries since the liquidity and available borrowings of each of our public subsidiaries are not available to support the others' operations. Although we have from time to time purchased equity or convertible debt securities of our public subsidiaries, we have not generally made shareholder loans to them (with a notable exception during 2014 and 2015 being our loans to Gazit Development, please see Note 9g to our audited consolidated financial statements included elsewhere in this annual report) and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public subsidiary is subject to its own covenant compliance obligations and the failure of any public subsidiary to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Our results of operations may be adversely affected by fluctuations in currency exchange rates and we may not have adequately hedged against them.

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2015, 31.5% of our rental income (assuming full consolidation of jointly-controlled entities) was earned in Canadian dollars, 27.9% in Euros, 22.9% in U.S. dollars, 6.9% in Swedish Krona, 4.1% in Norwegian Krone, 3.2% in NIS and 3.5% in other currencies. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 96 million of gross loss during 2015). In addition, our reporting currency is the New Israeli Shekel, or NIS, and the functional currency is separately determined for each of our subsidiaries. When a subsidiary's functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate in NIS of the Canadian dollar and the Euro weakened 5.9% and 9.1%, respectively, and the U.S. Dollar strengthened 8.6%, for 2015 compared to 2014, which resulted in our net operating income decreasing by a total amount of NIS 190 million, or 4.5%. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Furthermore, the Company has currency and interest swap transactions, with respect to some of which the Company has entered into agreements that provide for mechanisms for the current settling of accounts in connection with the fair value of the swap transactions. Consequently, the Company could be required, from time to time, to transfer material amounts to the banking institution based on the fair value of the aforesaid transactions.

We are subject to a disproportionate impact on our properties due to concentration in certain areas.

As of December 31, 2015, approximately 10.5%, 9.3%, 6.9%, 4.2% and 3.8% of our total GLA was located in Florida (U.S.), the greater Toronto area (Canada), the greater Montreal area (Canada), Northeastern United States and metropolitan Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Central and Eastern Europe and Brazil, which as of December 31, 2015 comprised 18.6% and 1.2% of our total GLA, respectively, and in India, where we have an investment commitment in Hiref International LLC, a real estate fund, for U.S.$ 110 million (of which we had invested U.S.$ 95.2 million through December 31, 2015) and, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and significant currency volatility or devaluation interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries' gross domestic products, foreign trade or economies in general. Recent examples of potentially detrimental developments in emerging markets include the economic downturn in Brazil and the geopolitical tension between Russia and its neighbors. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which is inherently subjective and subject to conditions outside of our control.

Our consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record our real estate assets at fair market value in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our properties even if no actual disposition of assets took place. For example, in 2015 and 2014, we increased the fair value of our properties on a consolidated basis by NIS 711 million and NIS 1,053 million, respectively.

The valuation of property is inherently subjective due to the individual nature of each property as well as to macro- economic conditions. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 71.0% of such investment properties during the year ended December 31, 2015 (55.2% of which were performed at December 31, 2015). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

Other real estate companies that are publicly traded in the United States use U.S. GAAP to report their financial statements, and are therefore, not currently required to record the fair market value of their real estate assets on a quarterly basis. As a result, significant declines or fluctuations in the value of their real estate could impact us disproportionately compared to these other companies.

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

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our subsidiaries and affiliates. The employment agreements pursuant to which Messrs. Katzman and Segal provide such services to Gazit-Globe have expired. Even though their employment agreements have expired, Messrs. Katzman and Segal are continuing to serve as our executive chairman and executive vice chairman, respectively (as of January 2016, Mr. Segal receives directors fees for his services). Mr. Katzman currently also serves as the chairman of the board of Equity One, Citycon, Atrium, and Norstar, and as a director of First Capital while Mr. Segal currently also serves as the vice chairman of the board of Gazit-Globe, chairman of the board of First Capital, the vice chairman of the board of Equity One and the vice chairman of the board and CEO of Norstar. With respect to some of these positions, Messrs. Katzman and Segal have written engagement and remuneration agreements with such public subsidiaries which remain in effect. In addition, recent legislation in Israel, specifically Amendment 20 to the Israeli Companies Law, requires in certain circumstances that the Company's compensation plan for officers as well as the employment agreement of its CEO be approved by a special majority shareholder vote. The loss of some or all of these individuals or an inability to attract, retain and maintain additional personnel, including due to the possible failure to attain special majority shareholder approval mentioned above, could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guaranty that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

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

We compete with many other entities for acquisitions of necessity-driven real estate, including institutional pension funds, real estate investment trusts and other owner-operators of shopping centers. This competition may affect us in various ways, including:

●	reducing properties available for acquisition;

●	increasing the cost of properties available for acquisition;

●	reducing the rate of return on these properties;

●	reducing rents payable to us;

●	interfering with our ability to attract and retain tenants;

●	increasing vacancy rates at our properties; and

●	adversely affecting our ability to minimize expenses of operation.

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

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets, representing 1.7% and 4.0% of the value of our properties (including of our equity-accounted joint ventures) as of December 31, 2015, are at various stages of development and redevelopment (including expansions), respectively. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

●	significant time lag between commencement and completion subjects us to risks of fluctuations in the general economy;

●	failure or inability to obtain construction or permanent financing on favorable terms;

●	inability to achieve projected rental rates or anticipated pace of lease-up;

●	delay of completion of projects, which may require payment of penalties under lease agreements and subject us to claims for breach of contract;

●	incurrence of construction costs for a development project in excess of original estimates;

●	expenditure of time and resources on projects that may never be completed;

●	acts of nature, such as harsh climate conditions in the winter, earthquakes and floods, that may damage or delay construction of properties; and

●	delays and costs relating to required zoning or other regulatory approvals.

The inability to complete the construction of a property on schedule or at all for any of the above reasons could have a material adverse effect on our business, financial condition and results of operations.

Insurance on real estate may not cover all losses.

We currently carry insurance on our properties. Certain of our policies contain coverage limitations, including exclusions for certain catastrophic perils and certain aggregate loss limits. For example, we have a portfolio of properties, representing 3.9% of our total GLA, located in California, including several properties in the San Francisco Bay and Los Angeles areas. These properties may be subject to the risk that an earthquake or other similar peril would affect the operation of these properties. We currently do not have comprehensive insurance covering losses from these perils due to the properties being uninsurable, not justifiable and/or commercially reasonable to insure, or for which any insurance that may be available would be insufficient to repair or replace a damaged or destroyed property. In addition, we have a number of properties in Florida and the northeastern U.S. states representing 14.7% of our total GLA, that are susceptible to hurricanes, floods and tropical storms. While we generally carry windstorm coverage with respect to these properties, the policies contain per occurrence deductibles and aggregate loss limits that limit the amount of proceeds that we may be able to recover. In addition, our properties in Central and Eastern Europe are generally not subject to flood insurance. Further, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed.

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

As of December 31, 2015, Equity One has been treated as a REIT for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Equity One ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended, or the Code, Equity One would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Equity One's profitability and would have an adverse effect on our investment in Equity One.

If we or third-party managers fail to efficiently manage our properties, tenants may not renew their leases or we may become subject to unforeseen liabilities.

If we fail to efficiently manage a property or properties, increased costs could result with respect to maintenance and improvement of properties, loss of opportunities to improve income and yield and a decline in the value of the properties. In addition, we sometimes engage third parties to provide management services for our properties. We may not be able to locate and enter into agreements with qualified management service providers. If any third parties providing us with management services do not comply with their agreements or otherwise do not provide services at the level that we expect, our tenant relationships and rental rates for such properties, and therefore, their condition and value, could be negatively affected.

We rely on third-party management companies to manage certain of our properties which represented 0.7% of our total GLA as of December 31, 2015. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guaranty that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

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

During 2014 we restated our audited consolidated financial statements as of December 31, 2013 and for the year then ended (which also included corrections to the audited consolidated financial statements for December 31, 2012 and for the year then ended which were not material) and our consolidated financial statements as of March 31, 2014 and for the period then ended, to retrospectively reflect the amendment in the estimated revenues and costs for completion of construction projects of our fully-consolidated subsidiary, Dori Construction.

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

Partially as a result of the restatement of our historical financial statements described above, we reassessed our disclosure controls and procedures and determined that, as of December 31, 2013, they were not effective due to a material weakness in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected on a timely basis. We subsequently remediated the material weakness. For further information, please see “Item 15. Controls and Procedures.”

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

We rely on information that we receive from our public subsidiaries both to provide guidance in connection with the business and to comply with our reporting obligations as a public company. We receive information from our public subsidiaries on a quarterly basis in connection with the preparation of our quarterly or annual results of operations. While we request that our subsidiaries provide us with all material information that we require to manage our business and comply with our reporting obligations as a public company, we do not have formal arrangements with all of them requiring them to do so. In addition, directors of our public subsidiaries who are affiliated with us receive information at their periodic board meetings and through their discussions with management. However, the ability of these directors to use or disclose that information to others at Gazit-Globe prior to its disclosure by the public subsidiary may be subject to limitations resulting from the corporate governance and securities laws governing such subsidiaries and contractual and fiduciary obligations limiting the actions of their directors. In limited circumstances, we could face a conflict between our disclosure obligations and the disclosure obligations of our public subsidiaries. In addition, if we wish to engage in a capital markets or other transaction in which we are required to disclose certain information that our subsidiaries are not required or willing to disclose under their respective securities laws, we may need to change the timing or form of our capital raising plans. Our public subsidiaries are listed in different jurisdictions and operate in different geographic markets and do not present information regarding their operations on a uniform basis. Accordingly, we may not present certain data that is typically presented by other real estate companies in certain jurisdictions.

In addition, we consolidate the financial statements of our subsidiaries into our consolidated financial statements and we include the financial information of unconsolidated investees, which are accounted for in our consolidated financial statements using the equity method. In doing so, we rely on their published financial statements. Accordingly, a material inaccuracy in the financial statements of one of our subsidiaries or unconsolidated investees can result in a material error in our consolidated financial statements. In 2014, the Company was compelled to restate and refile its audited consolidated financial statements for December 31, 2013 and for the year then ended (which also included corrections to the audited consolidated financial statements for December 31, 2012 and for the year then ended which were not material) and its consolidated financial statements as of March 31, 2014 and for the period then ended, following the restatement and refiling of the financial statements for the same period of its fully-consolidated subsidiary, Dori Construction, due to a material deviation in the estimates of anticipated revenues and costs with respect to construction projects. We do not supervise the preparation of the financial statements of our public subsidiaries. Accordingly, we cannot guarantee that such errors will not occur again or that the Company will not be compelled to restate its consolidated financial statements in the future.

A significant portion of our business is conducted through public subsidiaries and our failure to generate sufficient cash flow from these subsidiaries, or otherwise receive cash from these subsidiaries, could result in our inability to repay our indebtedness.

We conduct the substantial majority of our operations through public subsidiaries that operate in our key regions around the world. After satisfying their cash needs, these subsidiaries have traditionally declared dividends to their stockholders, including us. In 2015, we received dividend payments of NIS 832 million from public subsidiaries.

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

Although we have a controlling interest in each of our public subsidiaries, Equity One, First Capital, Citycon, and, as of January 22, 2015, Atrium, they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders' agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries or affiliates issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary or affiliate may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

The market price of our ordinary shares may be adversely affected if the market prices of our publicly traded subsidiaries decrease.

A significant portion of our assets is comprised of equity securities of publicly traded companies, including Equity One, First Capital, Citycon and Atrium. The stock prices of these publicly traded companies have been volatile, and have been subject to fluctuations due to market conditions and other factors which are often unrelated to operating results and which are beyond our control. Fluctuations in the market price and valuations of our holdings in these companies may affect the market's valuation of the price of our ordinary shares and may also thereby impact our results of operations. If the value of our assets decreases significantly as a result of a decrease in the value of our interest in our publicly traded subsidiaries, our business, operating results and financial condition may be materially and adversely affected and the market price of our ordinary shares may also decline.

Changes in our ownership levels of our public subsidiaries and related determinations may impact the presentation of our financial statements and affect investor perception of us.

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our public subsidiaries depends on whether we have legal or effective control over these subsidiaries. As of December 31, 2015, as required by IFRS, we determined that we had effective control over Citycon, Equity One, Atrium and First Capital even though we had (other than with respect to Atrium) less than a majority ownership interest and/or potential voting rights interest in each entity. In the future, our public subsidiaries may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. To date, we have frequently participated in securities offerings by our subsidiaries with the result that our ownership interest has generally not been diluted or the dilution has not been significant; however, there can be no assurance that we will do so in the future. Furthermore, we may determine that it is in our best interests and the best interests of our public subsidiaries that they undertake an acquisition that results in dilution to our equity position. In the future, if we do not exercise effective control over a particular subsidiary, we will need to account for our investment in that subsidiary on an equity basis rather than on a consolidated basis. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

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

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include Equity One's joint ventures with, DRA Advisors, LLC, the New York Common Retirement Fund and Rider Limited Partnership, First Capital’s joint venture with Main and Main Developments LP, Citycon's joint venture with the Canada Pension Plan Investment Board (“CPPIB”) in the Kista Galleria Shopping Center located in Stockholm, Sweden, and the subsequent governance agreement between Gazit-Globe itself and CPPIB with respect to their respective stakes in Citycon in 2014. For more information on the latter, please see “Item 4—Information on the Company—History and Development of the Company.” Under the agreements with respect to certain of our joint ventures, we may not be in a position to exercise sole decision-making authority regarding the joint venture. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Proposed changes to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital from certain Israeli Financial Institutions.

In December 2013, the law for the promoting competition and the reducing concentration was enacted by the Israeli Knesset (the "Concentration Law"). The Concentration Law imposes limitations, in addition to other restrictions, on what it deems "pyramidal structures," namely a corporate structure where control in a public company is held through a chain of more than one other public company.

The Concentration Law imposes a two-layer limitation on the total number of public companies in pyramidal structure. Under its provisions, the Company is considered a "second layer company" (as it is controlled by Norstar, which is itself a public Company), the Company's subsidiary, Dori Group, would have been considered a "third layer company" and the latter's subsidiary, Dori Construction, a "fourth layer company." Therefore, by the end of a transition period (four years for a fourth layer company and six years for a third layer company), we were required to make structural adjustments to comply with the Concentration Law since Gazit Globe, as a second layer company, will no longer be permitted to control another public company in Israel. The sale of the entire stake in Dori Group by Gazit Development in January 2016, primarily in an off-market transaction, has brought the Company into compliance with the aforementioned provisions of the Concentration Law.

The Concentration Law also authorizes the Israeli Minister of Finance establish limits with respect to the aggregate credit that may be provided by financial institutions to a specific corporation or a business group (defined to include an ultimate controlling shareholder and the companies under its control). Such limitations, if ultimately established, might limit our ability to refinance our debt from financial institutions.

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

Risks Related to Investment in our Ordinary Shares

The price of our ordinary shares may be volatile.

The market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

●	actual or anticipated fluctuations in our results of operations;

●	variance in our financial performance from the expectations of market analysts;

●	announcements by us or our competitors of significant business developments, changes in tenant relationships, acquisitions or expansion plans;

●	our involvement in litigation or regulatory proceedings;

●	our sale of ordinary shares or other securities in the future;

●	market conditions in our industry and changes in estimates of the future size and growth rate of our markets;

●	changes in key personnel;

●	the trading volume of our ordinary shares; and

●	general economic and market conditions.

Although our ordinary shares are listed on the Tel-Aviv Stock Exchange (“TASE”), the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange ("TSX"), an active trading market on the NYSE and the TSX for our ordinary shares may not be sustained. If an active market for our ordinary shares is not sustained, it may be difficult to sell ordinary shares in the U.S. and Canada.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management's attention and resources could be diverted.

Future sales of our ordinary shares could reduce the market price of our ordinary shares.

If our shareholders sell substantial amounts of our ordinary shares, either on the TASE or on the NYSE or the TSX, or if there is a public perception that these sales may occur in the future, the market price of our ordinary shares may decline.

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

Our ability to pay dividends is dependent by the ability of our subsidiaries and affiliates to efficiently distribute cash to Gazit-Globe and, and our ability to obtain financing.

In the past, our policy has been, subject to legal requirements, to distribute a quarterly dividend, the minimum amount of which we set for each fiscal year. We intend to continue our policy of distributing a quarterly dividend. Any dividend will depend on our earnings, financial condition and other business and economic factors affecting us at the time as our board of directors may consider relevant. We may pay dividends in any fiscal year only out of "profits," as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations.

Our ability to pay dividends is also dependent on the stream of dividend paid by our subsidiaries, although the Company is not restricted by any means to be aligned by the stream of dividend distributed by its subsidiaries and can decide on higher amount, subject to our ability to obtain financing. In the event that our subsidiaries or affiliates are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay any dividends or in the amounts otherwise anticipated. If we do not pay dividends or pay a smaller dividend, our ordinary shares may be less valuable because a return on an investment will only occur if our stock price appreciates.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.

Chaim Katzman, our chairman, and certain members of his family own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.71% of Norstar's, our controlling shareholder, outstanding shares as of April 10, 2016. In addition, Dor J. Segal, our executive vice-chairman, holds 8.82% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal's spouse) holds 5.8% of the outstanding shares of Norstar. Norstar owned 50.54% of our outstanding ordinary shares as of April 10, 2016. First U.S. Financial, LLC, or FUF, holds 18.56% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties, including FUF (collectively, the "Katzman Group") and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the "Segal Group"), entered into a shareholders agreement with respect to their holdings in Norstar, which among other things and subject to certain conditions, required the Katzman Group to vote its voting securities in favor of two nominees to the Norstar board of directors designated by the Segal Group, and for the Segal Group to vote its voting securities in favor of nominees designated by the Katzman Group. Accordingly, Mr. Katzman will be able to exercise control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, except for those matters which require special majorities under Israeli law, and all subject to his duties as a controlling shareholder under the Israeli Companies Law. In addition, Mr. Katzman may be able to exercise control over the outcome of any proposed merger or consolidation of the Company. The aforementioned may discourage third parties from seeking to acquire control of us which may adversely affect the market price of our shares. Please see also "Item 7—Major Shareholders and Related Party Transactions—Major Shareholders."

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

We are a "SEC foreign issuer" under Canadian securities regulations and are exempt from certain requirements of Canadian securities laws.

Although we are a reporting issuer in Canada, we are a "SEC foreign issuer" within the meaning of National Instrument 71-102 - Continuous Disclosure and Other Exemptions Relating to Foreign Issuers under Canadian securities law statutes and are therefore exempt from certain Canadian securities laws relating to continuous disclosure obligations and proxy solicitation as long as we comply with certain reporting requirements applicable in the United States, provided that the relevant documents filed with the SEC are filed in Canada and sent to our shareholders in Canada to the extent and in the manner and within the time required by applicable U.S. requirements. Therefore, there may be less publicly available information in Canada about us than is regularly published by or about other reporting issuers in Canada. In the event that we cease to be a "SEC foreign issuer", we may have to comply with additional Canadian securities laws and reporting requirements.

We are incurring and may incur significant additional increased costs as a result of the registration of our ordinary shares under the Securities Exchange Act of 1934 and the listing of our shares on the Toronto Stock Exchange and our management has been devoting and will be required to devote substantial time to compliance and new compliance initiatives.

As a public company in the United States and Canada, we are incurring and will continue to incur additional significant accounting, legal and other expenses that we did not incur before our U.S. offering and TSX listing. We are also incurring costs associated with the requirements under Section 404 and other provisions of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Similarly, while National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings under Canadian securities laws statutes permits us to satisfy the Canadian equivalent of the certification obligations under the Sarbanes-Oxley Act on annual basis by simply re-filing as soon as practicable the same certifications in Canada as were originally filed with the SEC in the United States, we are also now obligated to file separate interim certifications in Canada with our quarterly financial results. These rules and regulations may continue to increase our legal and financial compliance costs. In addition, becoming a public company in the United States and Canada has introduced new costs, such as additional stock exchange listing fees and shareholder reporting and has, and will continue to take, a significant amount of management's time. In addition, we remain a publicly traded company on the TASE and are subject to Israeli securities laws and disclosure requirements. Accordingly, we need to comply with U.S., Canadian, and Israeli disclosure requirements and the resolution of any conflicts between those requirements may lead to additional costs and require significant management time.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. Being a publicly traded company in North America and being subject to these rules and regulations has made it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

A substantial number of the shares held by our majority shareholder, Norstar Holdings Inc., are pledged to secure its indebtedness and foreclosure on such pledges, or other negative developments with respect to Norstar Holdings Inc., could adversely impact the market price of our ordinary shares.

Our majority shareholder, Norstar, had voting power over 50.54% of our outstanding shares as of April 10, 2016. Norstar is a public company listed on the TASE. As substantial number of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar and are otherwise pledged to secure a small portion of Norstar's debentures. Based on Norstar's most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2015 with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness ("loan to value ratios"). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S. and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. In the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public stockholders. In addition, should Norstar incur significant losses, it may choose to sell outstanding shares of ours and/or no longer be able to acquire additional shares. Any of these events could adversely impact the market price of our ordinary shares.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a "passive foreign investment company."

Generally, if for any taxable year 75% or more of our gross income is passive profit, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for United States federal income tax purposes. To determine whether at least 50% of our assets are held for the production of, or produce, passive income, we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares may fluctuate and may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. If we are characterized as a passive foreign investment company, our United States shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are United States holders, and having interest charges apply to distributions by us and the proceeds of share sales.

Our United States shareholders may suffer adverse tax consequences if we are characterized as a "United States-owned foreign "corporation" unless such United States shareholders are eligible for the benefits of the U.S.-Israel income tax treaty and elect to apply the provisions of such treaty for U.S. tax purposes.

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

Provisions of Israeli law may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires that acquisitions of shares above specified thresholds be conducted through special tender offers, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions. Israeli tax considerations may also make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax or who are not exempt under the provisions of the Israeli Income Tax Ordinance from Israeli capital gains tax on the sale of our shares. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this annual report in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. At least 50% of our executive officers and directors are not residents of the United States. Our independent registered public accounting firm is not a resident of the United States. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Shareholder responsibilities and rights will be governed by Israeli law which differs in some respects from the rights and responsibilities of shareholders of U.S. companies.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company's articles of association, an increase of the company's authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders' vote or to appoint or prevent the appointment of an office holder in the company or has another power with respect to the company, has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law underwent extensive revisions approximately fifteen years ago, the parameters and implications of the provisions that govern shareholder conduct have not been clearly determined and there is limited case law available to assist us in understanding the implications of these provisions that govern shareholders' actions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Gazit-Globe Ltd. was incorporated in Israel in May 1982. The Company is a limited liability corporation, and it operates under the Israeli Companies Law 5759-1999. We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 451 properties have a gross leasable area, or GLA, of approximately 71 million square feet and are geographically diversified across over 20 countries, including the United States, Canada, Finland, Norway, Sweden, Poland, the Czech Republic, Russia, Israel, Germany and Brazil. We, through our public and private investees, acquire, manage, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. In addition, we work to identify and realize business opportunities by way of acquisition of shopping centers and/or companies operating in its sector (including with partners), in the regions in which it operates and in other regions.

We issued our first prospectus on the Tel-Aviv Stock Exchange in January 1983. Our ordinary shares are currently listed on the Tel-Aviv Stock Exchange under the symbol "GZT." In December 2011, we completed our initial offering on the New York Stock Exchange where our ordinary shares are also currently listed under the symbol "GZT". In October 2013, we listed our ordinary shares on the Toronto Stock Exchange also under the symbol "GZT". Our principal executive offices are located at 1 Hashalom Rd., Tel-Aviv 67892, Israel, and our telephone number is +972 3 694-8000. Our agent of service in the United States is Gazit Group USA, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179, USA whose telephone number is (305) 947-8800.

On January 22, 2015, Gazit-Globe entered into an agreement to purchase 52,069,622 ordinary shares of Atrium from an entity forming part of a consortium managed by CPI CEE Management LLC (“CPI”), at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million (NIS 1.05 billion) in an off-market transaction. Upon closing of the acquisition, Gazit-Globe (through wholly-owned subsidiaries) holds 206,681,551 ordinary shares of Atrium, representing approximately 54.9% of Atrium’s issued share capital and voting rights. In addition, pursuant to the transaction, the Amended and Restated Cooperation and Voting Agreement between Gazit-Globe (through a wholly-owned subsidiary) and CPI was cancelled and the CPI's rights under the Amended and Restated Relationship agreement between the Gazit-Globe (through a wholly-owned subsidiary), CPI and Atrium were terminated and the Company alone is entitled to exercise all of the rights thereunder. As a result of the acquisition and in accordance with IFRS, Gazit-Globe became the sole controlling shareholder of Atrium and, commencing from its financial statements for the first quarter of 2015, Gazit-Globe consolidates Atrium’s financial statements into its own financial statements.

In March 2015, we participated in an additional private placement by Equity One concurrent with a public equity offering in which the latter raised approximately U.S.$ 105 million in which we separately purchased an additional 600,000 Equity One shares for a total consideration of approximately $16.2 million.

In July 2015, Citycon completed the acquisition of Sektor Gruppen AS (“Sektor”) for a total consideration of EUR 1.5 billion (NIS 6.5 billion), of which EUR 571 million (NIS 2.4 billion) was in cash and the balance was through obtaining and refinancing debt. Sektor is a private company that focuses on the ownership, management and development of supermarket-anchored shopping centers in Norway and is the second largest player in this sector in Norway, the property portfolio of which as of the date of acquisition comprised 20 properties, fully or primarily held by Sektor, with a GLA of 4.3 million square feet, four properties in which Sektor holds the smaller portion, two rented properties and eight properties under its management. During 2015, the Company purchased shares of Citycon amounting to approximately EUR 271 million (NIS 1.15 billion), of which EUR 261 million (NIS 1.1 billion) was invested pursuant to a rights issuance by Citycon in July 2015, in which the latter raised an aggregate amount of approximately EUR 604 million (NIS 2.5 billion) in order to finance the acquisition of Sektor. As of December 31, 2015, the Company directly holds 43.4% of Citycon's issued share capital and voting rights (42.8% on a fully-diluted basis).

In August, 2015, Mr. Aharon Soffer resigned his office as President of the Company and Ms. Rachel Lavine was appointed as the CEO of the Company. Additionally, in January 2016, Mr. Gil Kotler, who had served as Senior Executive Vice President and Chief Financial Officer, left the Company and Mr. Adi Jemini was appointed as Chief Financial Officer of the Company.

On December 31, 2015, the Company issued to the public17,018,270 ordinary shares at a price per share of NIS 35.5, for a total gross consideration of NIS 604 million, according to a shelf offer report published by the Company under its Israeli shelf prospectus. As part of the issuance, a subsidiary of Norstar acquired 8,500,000 shares for a total consideration of NIS 294 million.

In December 2015, the Company undertook the sale, by means of a registered, secondary offering off of Equity One’s shelf prospectus, of an aggregate 4.83 million Equity One shares it held. The Company received aggregate gross proceeds of approximately U.S. $124.7 million, and its holdings in Equity One reduced by 3% to approximately 38.4% of its issued and outstanding share capital and voting rights.

In December 2015, Gazit Development published a full purchase offer for the acquisition, in cash, of the remaining shares in Dori Group that were not in its possession. On January 11, 2016, Gazit Development announced that the purchase offer was rejected as the minimum threshold of response required by law for its completion was not achieved. Subsequently, on January 13, 2016, the Company reported the announcement by Gazit Development's Board of Directors of its decision to pursue the sale of up to the full interest (direct and indirect) of Gazit Development in Dori Group. On January 14, 2016 the entire holdings of Gazit Development (direct and indirect) in the shares of Dori Group, primarily as part of an off-the-market transaction, for a total consideration of NIS 10.7 million (U.S.$ 2.7 million). For details on this as well as the financial commitments provided by the Company to Gazit Development with respect to its holdings in Dori Group during the reporting period, please see Notes 9g to our audited consolidated financial statements included elsewhere in this Annual Report.

In January 2016, the Company sold 6.5 million shares of First Capital on the TSX and for approximately C$ 117 million (NIS 329 million) in consideration. Following the sale, the Company now holds 39.3% of the share capital of First Capital (36% on a fully diluted basis). For details refer to Note 40b to our audited consolidated financial statements included elsewhere in this Annual Report.

In March 2016, Mr. Shaiy Pilpel resigned as a director of the Company and Ms. Zehavit Cohen was appointed in his place.

As part of our continued recycling of capital, during the course of 2015, we disposed of 4 assets owned by ProMed for approximately U.S.$ 193 million (NIS 750 billion), and Gazit Brazil acquired an additional property for approximately BRL 339 million (NIS 487 million). Additionally, during 2015, Gazit Brazil acquired 6.2% of the issued share capital and the voting rights in BR Malls Participações S.A. ("BR Malls"), a public company that is listed on the Brazilian Stock Exchange ("Bovespa") and is engaged in the acquisition, development and management of shopping centers in Brazil. Gazit Brazil also holds 4.3% interest in a corporation that holds a shopping center in Brazil.

Our capital expenditures consist of the acquisition, construction and development of investment property including land for future development and goodwill amounted to NIS 10,802 million (U.S.$ 2,768 million) during 2015. For the breakdown of these amounts by operating segments, please see Note 39b to our audited consolidated financial statements included elsewhere in this Annual Report.

We financed these expenditures primarily by equity and debt offerings, and by borrowing from financial institutions. For further information regarding our methods of financing, please see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows." For further information on our equity and debt offerings, please also see Note 9, Note 20, Note 22 and Note 27c to our audited consolidated financial statements included elsewhere in this Annual Report.

For a discussion of our principal capital expenditures and divestitures over the last three financial years, please see "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows," Note 9 (for interests in other companies), and Note 39 to our audited consolidated financial statements included elsewhere in this Annual Report.

As of the date of this annual report, there have been no public takeover offers by third parties in respect of our ordinary shares or by the Company in respect of other companies' shares during the last and current financial year.

B.	Business Overview

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world, as noted above. We operate properties with a total value of approximately U.S.$ 20.6 billion or NIS 80.2 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, and the full inclusion of the value of properties managed by us, approximately U.S.$ 1.6 billion (NIS 6.2 billion) of which is not recorded in our financial statements) as of December 31, 2015. We acquire, manage, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings with notable exception of our emerging market operation in Brazil and Russia. As of December 31, 2015, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services, such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, hair salons, liquor stores, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

Additionally, in 2015 we have completed the disposal of our medical office buildings in the Unites States. We owned and operated our shopping centers in Brazil, Germany and Israel through private subsidiaries. Throughout 2015, we continued to acquire properties in Brazil. Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area.

We operate by establishing a local presence in a country through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing supermarket-anchored shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 71 million square feet as of December 31, 2015.

Our Competitive Strengths

Necessity-driven asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, excluding foreign exchange fluctuations, increased by 3.1% from 2008 to 2009. From 2009 to 2010 it increased by 3.6%, 4.0% from 2010 to 2011, 3.9% from 2011 to 2012, 3.4% from 2012 to 2013 and 1.7% from 2013 to 2014. In the year ended December 31, 2015, average same property NOI decreased by 0.5% from the year ended December 31, 2014. For further information, please see “Item 5 – Operating and Financial Review and Prospects – Operating Results – Results of operations – Same Property NOI.” Our supermarket-anchored shopping centers are generally well-located in densely populated urban growth markets with high barriers to entry and attractive demographic trends in countries that have stable GDP growth, political and economic stability and strong credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform across over 20 countries

We focus our investments primarily on developed economies, including the United States, Canada, Finland, Sweden, Norway, Poland, the Czech Republic, and Israel. As of December 31, 2015, our asset base included 451 properties totaling approximately 71 million square feet of GLA. Approximately 91% of our net operating income, or NOI, on a proportionate consolidation basis, for the year ended December 31, 2015 was derived from properties in countries with investment grade credit ratings as assigned either by Moody's or Standard & Poor's, and 65% of our NOI on a proportionate consolidation basis for the year ended December 31, 2015, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor's. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in countries where we already own properties and in countries where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S.$ 3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to initially purchase interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 20 years, whereby we own and operate our properties through our public and private subsidiaries and affiliates, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our subsidiaries, maximize profitability, mitigate risk and create value for all shareholders. We enter urban growth markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One's platform through internal growth and acquisitions. As of December 31, 2015, Equity One owned 127 properties with a GLA of 16.7 million square feet. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 158 properties (including properties under development) in Canada with a GLA of 23.8 million square feet as of December 31, 2015. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

Leading presence and local market knowledge

We have a leading presence in most of our markets, which helps us generate economies of scale and marketing and operational synergies that drive profitability. Leveraging our leading market positions and our local management teams' extensive knowledge of these markets gives us access to attractive acquisition, development and redevelopment opportunities while mitigating the risks involved in these opportunities. In addition, our senior management provides our local management teams with strategic guidance to proactively manage our business, calibrated to the needs and requirements of each local management team. This approach also allows us to address the needs of our regional and national tenants and to anticipate trends on a timely basis.

Business and Growth Strategies

Our objective is to create value through long-term maximization of cash flow and capital appreciation, through continuous improvement of our properties. The strategies we intend to execute to achieve this objective include:

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

We intend to continue to expand into new high growth urban markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 20 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable countries with compelling demographics through a thorough knowledge of local markets. For example, In July 2015, Citycon completed the acquisition of Sektor Gruppen AS (“Sektor”) for a total consideration of EUR 1.5 billion (NIS 6.5 billion). Sektor is a private company that focuses on the ownership, management and development of supermarket-anchored shopping centers in Norway and is the second largest player in this sector in Norway. We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets.

We also may selectively recycle capital from time to time, including from our private subsidiaries. During 2015 ProMed in the United States sold 4 medical office buildings for an aggregate U.S.$ 193 million (in comparison the Company sold 12 medical office buildings in 2014 in consideration of U.S.$ 405 million). Similarly, Gazit Germany disposed of three properties during 2014 for an aggregate amount of EUR 92 million.

Enhance the performance of existing assets.

We continually seek to enhance the performance of our existing assets by repositioning, expanding and redeveloping our existing properties. We believe that improving our properties makes them more desirable for both our supermarket anchor tenants and our other tenants, and drives more consumers to our properties, increasing occupancy and our rental income. We continue to actively manage our tenant mix and placement, re-leasing of space, rental rates and lease durations. We will focus on attracting more consumers to our properties by using advertising and promotions, building the branding of our shopping centers and providing a more consumer-friendly experience, for example, by improving our tenants' locations. We believe that the repositioning of our properties and our active management will improve our occupancy rates and rental income, lower our costs and increase our cash flows.

Selectively develop new properties in strategic locations.

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2013 through December 31, 2015, we invested approximately NIS 5.2 billion (U.S.$ 1.3 billion) in development, redevelopment, and expansion projects as well as in other expenditures (including leasing expenditures, tenant inducements, tenant improvements, and other capital expenditures), including approximately NIS 3.1 billion (U.S.$ 0.8 billion) in development and redevelopment projects (excluding attributed lease expenditures) representing yearly average investment of approximately U.S.$ 118 per square foot.

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. We recycled this capital to make new core acquisitions in high-density urban markets and deleverage our balance sheet. In 2014, we began a similar process of capital recycling through the sale of assets of ProMed, which was completed in 2015, and Gazit Germany. During 2015 our public subsidiaries also disposed non-core assets, for example, commencing in January 2015 through to the date of approval of this report, Atrium has completed the sale of 87 small retail properties across the Czech Republic, with an aggregate area of 280 thousand square meters for a total consideration of EUR 185.6 million. We may also use joint ventures to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

For a breakdown of the location and type of our properties, see "Property, Plants and Equipment—Our Properties" below.

Properties under Development

We had 27 properties under development or redevelopment as of December 31, 2015. The following table summarizes our properties under development, redevelopment and expansion as of December 31, 2015:

Region	Number of Properties (1)	Estimated Total GLA (sq. ft. in thousands)	Total investments as of December 31, 2015 (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
Canada	3	1,335	238,083	82,266
Northern Europe	1	43	16,914	26,653
Israel	1	65	19,477	2,307
Brazil	1	334	67,401	14,352
Total Development	6	1,777	341,875	125,578
Redevelopment (2)
United States	9	851	103,537	147,617
Canada	8	2,165	544,593	80,728
Northern Europe	3	700	118,913	164,018
Central and Eastern Europe	1	86	24,346	33,829
Total Redevelopment	21	3,802	791,389	426,192
Total Development and Redevelopment	27	5,579	1,133,264	551,770

(1)	Excludes land for future development.
(2)	Including properties under expansion.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2013, December 31, 2014, and December 31, 2015. For revenues from the sale of buildings, land, and construction work performed, and for gross profit from the sale of buildings, land and construction work performed, see "Item 5—Operating and Financial Review and Prospects—Operating Results—Other Business."

		Year Ended December 31,
		2013	2014	2015	2013	2014	2015
		Rental Income			NOI
Property type	Region	(NIS in thousands) (5)			(NIS in thousands) (5)
Shopping Centers
	United States	1,210	1,188	1,341	874	874	988
	Canada	2,216	2,100	2,001	1,396	1,318	1,254
	Northern Europe(1)	1,406	1,366	1,453	964	948	989
	Central and Eastern Europe (2)	1,345	1,373	1,213	915	968	854
	Germany	81	75	38	53	47	20
	Israel (3)	211	216	206	159	162	152
	Brazil	34	40	70	18	30	56
Healthcare
	Medical office buildings (4)	200	128	30	147	94	21
Other Properties
	Other properties	6	-	-	1	-	-
Total		6,709	6,486	6,352	4,527	4,441	4,334
Adjustment to Exclude Non-Consolidated Properties (6)		(1,563)	(1,573)	(202)	(1,070)	(1,112)	(150)
Total Consolidated Properties		5,146	4,913	6,150	3,457	3,329	4,184

(1)	Starting from 2013, includes rental income and NOI of Kista Galleria which was purchased with a 50% partner and accounted according to the equity method.
(2)	We operate in Central and Eastern Europe through Atrium which was presented in the financial statements according to the equity method until the beginning of 2015, following the acquisition of 52 million Atrium’s shares, in January 2015, by the company, the company become the sole controlling shareholder and start to consolidate Atrium’s financial statements. For further information, please also refer to Note 9c to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.

(4)	Our medical office buildings was located in the United States through ProMed. During 2015, ProMed sold 4 medical office buildings to third parties in consideration of U.S.$ 193 million. Upon the completion of the sale of said buildings, the Company is no longer active in the medical office buildings sector in the United States.
(5)	Convenience translation of December 31, 2015 figures into U.S. dollars is provided in chart under "Properties, Plants, and Equipment—Our Properties" below.
(6)	Through 2014 primarily with respect to properties in Central and Eastern Europe which was presented in the financial statement according to equity method and presented above at 100% under the assumption of full consolidation. Starting from 2013, the above also includes Kista Galleria which was purchased with a 50% partner and is also accounted for with the equity method.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2015, our top three tenants (by base rent) represented 7.1% of our consolidated rental income. Our properties are subject to over 15,000 leases.

The following table sets forth as of December 31, 2015 the anticipated expirations of tenant leases for our properties for each year from 2016 through 2024 and thereafter(1):

	Number of Expiring Leases	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
Month-to-Month	442	636	1.0%	1.0%	14,429	0.8%
2016	3,742	7,622	11.4%	11.0%	181,743	11.6%
2017	2,292	7,900	11.9%	11.4%	195,247	12.5%
2018	2,269	7,777	11.7%	11.2%	206,566	13.2%
2019	1,832	7,778	11.7%	11.2%	202,207	12.9%
2020	1,677	6,888	10.4%	9.9%	171,765	11.0%
2021	598	4,354	6.6%	6.3%	108,817	6.9%
2022	438	3,669	5.5%	5.3%	95,464	6.1%
2023	364	3,221	4.8%	4.6%	84,064	5.4%
2024	333	2,249	3.4%	3.2%	61,432	3.9%
Thereafter	1,196	14,368	21.6%	20.7%	244,180	15.7%
Vacant	NA	2,976	NA	4.2%	NA	NA
Total	15,183	69,438	100.0%	100.0%	1,565,914	100.0%

(1)	Excluding joint venture of Citycon and Atrium that is accounted for according to the equity method with 1.4 million square feet.

We have 7.6 million, 7.9 million, and 7.8 million square feet of GLA in our consolidated portfolio with leases expiring in 2016, 2017, and 2018, respectively. We expect to achieve moderate increases in average rent spreads in North America as we renew or re-lease these spaces while in East and Central Europe we expect a slight decrease and in North Europe it remains relatively flat. In addition, we believe that the information provided in “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.” regarding the rental rates of renewed leases compared with the prior lease rental rates, provides certain indications of the market rents across our markets.

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants
Equity One	United States Florida, Georgia, Louisiana, North Carolina, California, Connecticut, Massachusetts, New York and Maryland	Albertsons, Bed Bath & Beyond, Barneys New York, CVS Pharmacy, LA Fitness, Publix, Sports Authority, Stop & Shop, The Gap Inc. and TJ Maxx.

First Capital

Canada

Greater Toronto Area (including the Golden Horseshoe Area and London); Greater Calgary Area; Greater Edmonton Area; Greater Vancouver Area (including Vancouver Island); Greater Montreal Area; Greater Ottawa Area (including Gatineau region); and Quebec City.

Canadian Tire, CIBC, Dollarama, GoodLife Fitness, Loblaw Companies, Metro, RBC Royal Bank, Sobey's, TD Canada Trust and Walmart

Citycon	Northern Europe Finland, Norway, Sweden, Denmark, and the Baltics	ICA Gruppen AB, NorgesGruppen, Kesko Corp., S-Group, Varner Group

Atrium	Central and Eastern Europe Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania and Latvia	AFM, Ahold, ASPIAG, EMF, Hennes & Mauritz, Inditex, Kingfisher, LPP, Metro Group, Tengelmann Group

Gazit Germany	Germany	Aldi, Edeka Group, Inter Continental Hotels Group, and HIT

Gazit Development	Israel	Cinema City, Homecenter, Super Sal, Super-pharm, and VIM Clubs

Gazit Brazil	Brazil Sao Paulo and Rio Grande do Sul	Cinepolis, Cinesystem, Extra Itaim Hipermercados, Forever 21, Lojas Americanas, Renner, Runner (gym), Tok Stok, UNG, and Zaffari

Most of our shopping centers in the United States and Canada have large supermarkets or retailers as the anchor, with outdoor parking areas and many smaller shops that depend on the traffic generated by the anchor. They attract and cater to residents of an expanded or expanding population area. On the other hand, our shopping centers in Europe, more typically in the Nordic region, and in Brazil are anchored by hypermarkets which combine the function of both grocery stores and retailers. They tend to be located in urban cities and are comprised of one or more buildings forming a complex of retail-oriented shops with indoor parking garages. Consequently, our properties in the Nordics tend to have higher asset values and rental rates per square foot compared to our North American properties.

Medical Office Buildings

ProMed

From 2006 through 2015, we owned and operated medical office buildings in the United States through our wholly-owned subsidiary, ProMed. During the reporting period, ProMed sold to third parties its remaining four medical office buildings in consideration for U.S.$ 193 million (NIS 750 billion) and upon the completion of the sale of said buildings, the Company is no longer active in the medical office buildings sector in the United States.

For the year ended December 31, 2015 and the year ended December 31, 2014, ProMed's properties generated rental income in the amount of U.S.$ 8 million and U.S.$ 36 million, respectively.

Development and Construction of residential projects in Israel and Eastern Europe

Through January 2016, when we sold our entire stake in Dori Group, we were engaged in the development and construction of primarily residential projects in Israel and in Eastern Europe through Gazit Development's investment in Dori Group, a public company listed on the TASE. Gazit Development holds, as of December 31, 2015, 84.9% of the share capital and voting rights in Dori Group. We refer to Dori Group and its subsidiaries, including Dori Construction (83.46% of which is owned by Dori Group as of December 31, 2015) which is also traded on the TASE, and its wholly-owned subsidiaries and related companies, as Dori Group. Dori Group's primary businesses are the development and construction primarily of residential projects in Israel and Eastern Europe.

Seasonality of the Company’s main business

Our main business operations are not materially impacted by seasonality. Citycon, however, has in the past disclosed that its operations benefited from milder weather.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref International LLC, or Hiref, a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. Our investment commitment in Hiref is U.S.$ 110 million and through December 31, 2015 we invested U.S.$ 95.2 million. As of December 31, 2015, Hiref is engaged in investment agreements for eleven projects with a total investment commitment of U.S.$ 486 million which has been fully invested. For more details, please refer to Note 11 of our audited consolidated financial statements included elsewhere in this Annual report.

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

Intellectual Property

Gazit-Globe owns a number of trademarks in Israel, including our "G" and "LOCATION, LOCATION, LOCATION" designs and has applied for a number of trademarks in Israel, including "AAA," "LOCATION, LOCATION, LOCATION," "GAZIT-GLOBE" (in Hebrew and English) and for trademarks in the U.S., Canada, Brazil and Russia for our "LOCATION, LOCATION, LOCATION" design.

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

We were incorporated in May 1982. As discussed above, we operate our business through public and private subsidiaries in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2015:

For the country of incorporation of each subsidiary, see "Appendix A to Consolidated Financial Statements–List of Major Group Investees as of December 31, 2015."

Our public subsidiaries are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company's most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Chairman of our Board serves as the Chairman of the Board of our major public subsidiaries—Equity One, Citycon and Atrium—and our Executive Vice Chairman of the Board, Dor J. Segal, serves on the boards of two of our public subsidiaries—Equity One and First Capital (as Chairman). Other individuals affiliated with us also serve on the boards of our public subsidiaries. As public companies, our public subsidiaries are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities. We are also active in seeking, and assisting our public subsidiaries in engaging, experienced executive management. Beyond providing oversight and guidance through our board representation, the level of our involvement with each public subsidiary varies based on each subsidiary's general business needs, with greater guidance provided to those with less well-established operations or in connection with significant transactions, such as an acquisition.

D.	Property, Plants and Equipment

Our Properties

We own interests in 451 properties in over 20 countries. The following tables summarize our properties as of December 31, 2015:

	As of December 31, 2015				Year Ended December 31, 2015							As of December 31, 2015
Region	Total No. of Properties (1)	Gazit-Globe’s Ownership Interest	GLA (1)	Occupancy	Rental Income (2)		Percent of Rental Income	Net Operating Income (2)		Same Property NOI Growth (3)		Properties Fair Value (4)(5)
			(thousands of sq. ft.)		(U.S.$ in thousands)			(U.S.$ in thousands)				(U.S.$ in thousands)
Shopping Centers
United States (6)(7)	127	38.4%	16,668	96.0%	343,622		21%	253,198		3.8%		4,607,489
Canada	155	42.2%	23,830	94.8%	512,859		32%	321,430		4.1%		5,577,006
Northern Europe (1)	62	43.4%	14,386	96.8%	372,256		23%	253,479		1.1%		5,111,852
Central and Eastern Europe (1)	77	54.9%	13,154	96.9%	310,917		19%	218,813		(10.6	%)(8)	2,945,065
Germany	4	100.0%	530	84.5%	9,704		1%	5,122		(4.9%)		105,505
Israel (9)	11	84.7%	1,386	96.9%	52,910		3%	38,946		0.1%		626,235
Brazil	6	100.0%	837	87.2%	17,852		1%	14,235		-		195,129
Healthcare
Medical office (10)	-	-	-	-	7,715		-	5,378		-		-
Other Properties
Land for future development	-	-	-	-	-		-	-		-		465,266
Properties under development (11)	6	-	-	-	-		-	-		-		204,102
Other	3	-	5	-	-		-	-		-		9,583
Total	451	-	70,796	95.8%	1,627,835	(14)	100%	1,110,601	(15)	(0.5	%)(13)	19,847,232	(12)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe includes the 75%-held joint property, Pankrac shopping Centre which is accounted for using the equity method, is presented above at 100%. Likewise, in Northern Europe, the 50%-held joint venture property, Kista Galleria which is accounted for using the equity method, is presented above at 100%.
(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2015 (U.S.$ 1.00 = NIS 3.902).
(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods excluding the impact of currency exchange rate fluctuation. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties. Same property NOI growth excludes 37 properties that are considered under redevelopment and expansion.
(4)	Investment properties and investment properties under development are measured at fair value with changes in their fair value recognized as a gain (loss) in the income statement. For a detailed description of the accounting treatment of investment properties and investment properties under development, the valuation methods used by the Group and the extent external appraisals are performed, see "Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Investment Property and Investment Property Under Development".
(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe's financial statements. Includes 100% of the fair value of the properties Pankrac shopping Centre and Kista Galleria, each of which are presented according to the equity method in Gazit-Globe's financial statements with respect to the year ended December 31, 2015.
(6)	As of December 31, 2015, includes six office, industrial and residential properties.
(7)	Occupancy data excludes the occupancy of six office, industrial and residential properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One's core portfolio. If these properties were included in the occupancy data and include development and redevelopment properties, the occupancy rate as of December 31, 2015 would be 94.1%.

(8)	Excluding Russia, the change in same property NOI rose by 0.5%.
(9)	Israel includes one income-producing property in Bulgaria
(10)	Our medical office buildings was held through ProMed, our wholly-owned subsidiary. During 2015, ProMed sold four medical office buildings to third parties in consideration of U.S.$ 193 million. Upon the completion of the sale of said buildings, the Company is no longer active in the medical office buildings sector in the United States.
(11)	As of December 31, 2015, total GLA under development was 1.8 million square feet.
(12)	This amount would be approximately NIS 80.2 billion (U.S.$ 20.6 billion) if it included 100% of the fair value of properties operated by us through joint ventures or other management arrangements which are accounted for using the equity method of accounting, approximately U.S.$ 1.6 billion of this amount is not recorded in our financial statements and includes mainly Pankrac shopping Centre and Kista, which however, are included in the table (see note 5 above). This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2015: NIS 70,606 million (U.S.$ 18,095 million) of investment property, NIS 2,587 million (U.S.$ 663 million) of investment property under development and NIS 826 million (U.S.$ 212 million) of assets classified as held for sale.
(13)	Excluding Russia, the change in same property NOI rose by 2.4%.
(14)	This amount includes rental income from equity-accounted joint ventures in the amount of U.S.$ 52 million.
(15)	This amount includes net operating income from equity-accounted joint ventures in the amount of U.S.$ 39 million.

Environmental

Due to our ownership of real estate, we are subject to national, state and local environmental legislation in every jurisdiction in which we operate. Under this legislation, we could be held responsible for, and have to bear, the clearance and reclamation costs in respect of various environmental hazards, pollution, and toxic materials that are found at, or are emitted from, our properties and could also have to pay fines and compensation in respect of such hazards. These costs could be material. Certain environmental regulations lay strict liability for environmental hazards on the holders or owners of the properties. Failure to remove these hazards could have a material adverse effect on our ability to sell, rent or pledge the properties at which such hazards are found, and could even result in a lawsuit. As of December 31, 2015, we were aware of a number of properties that require study or repair relating to environmental issues. We do not believe, however, that such environmental issues will have a material adverse effect on our financial position. Nevertheless, we are unable to guarantee that the information in our possession reveals all potential liabilities in respect of environmental hazards, or that former owners of properties we have acquired had not acted in a manner that contravenes relevant provisions of environmental laws, or that due to some other reason a material breach of such provisions has not been, or will not be, committed. Furthermore, future amendments to environmental laws could have a material adverse effect on our position, from both an operational and a financial perspective.

We seek to conduct our business in an environmentally-friendly manner. We are investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. We believe that, in the long-term, the consumers, the retailers and we will benefit from these investments. For example, we expect that the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long-term decrease our costs. In addition, we believe that the growing awareness of the need to preserve the environment will lead the population to prefer visiting "green" shopping centers over regular shopping centers, thus increasing the value of such properties.

Leasing expenditures

Leasing expenditures, such as tenant improvement costs and leasing commissions, are not material to our business as a whole and therefore additional disclosure would not be meaningful to prospective investors. See also ""Item 4—Information on the Company—Business Overview—Government Regulations".

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We believe we are one of the largest owners and operators of supermarket-anchored shopping centers in the world. Our 451 properties have a GLA of approximately 71 million square feet and are geographically diversified across over 20 countries. We operate properties with a total value of approximately U.S.$ 20.6 billion or NIS 80.2 billion (including the full value of properties that are consolidated and of equity-accounted jointly controlled entities, approximately U.S.$ 1.6 billion, or NIS 6.2 billion, of which is not recorded in our financial statements) as of December 31, 2015. We acquire, develop and redevelop well-located, supermarket-anchored neighborhood and community shopping centers in urban growth markets with high barriers to entry and attractive demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and strong credit ratings. As of December 31, 2015, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services.

Our properties are owned and operated through a variety of public and private subsidiaries and affiliates. Our primary public subsidiaries are Equity One in the United States, First Capital in Canada, Citycon in Northern Europe, and Atrium in Central and Eastern Europe. Additionally, we own and operate our shopping centers in Brazil, Germany and Israel through private subsidiaries.

Our strategy, as undertaken over the years, is to focus on growing its cash flow through the proactive management of our properties. Moreover, we actively focus on urban growth markets, in which it acquires dominant properties that the we assess will provide long-term growth opportunities. At the same time, we are working on selling non-core properties that it considers as having limited growth potential.

In addition, as part of our strategy, we examine alternatives to increase the private real estate component of our activity (operations that are not owned through public companies), which, in the opinion of our management, is expected to grow the cash flows received directly by the Company and is also likely to improve the Company’s costs structure by creating cost efficiencies and economies of scale. Moreover, it is the Company’s belief that increasing the number of properties that it directly owns is likely to strengthen its financial ratios, which, in turn, should improve the Company’s financial strength, leading to an upgrade in its debt rating and, consequently, to a reduction in its financial costs. Company management believes that the implementation of this policy will increase the return for shareholders.

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

We also intend to divest non-core properties and allocate our capital. During 2014 and 2015, our subsidiaries Gazit Germany and ProMed disposed of assets (the latter selling off its final remaining assets in the third quarter of 2015) in addition to our sale of other lower-tier secondary-market assets. In addition, during 2015 our public subsidiaries also disposed non-core assets, for example, commencing in January 2015 through to the date of approval of this report, Atrium has completed the sale of 87 small retail properties across the Czech Republic, with an aggregate area of 280 thousand square meters for a total consideration of EUR 185.6 million. We recycled this capital to make new core acquisitions in high-density urban markets and to deleverage our balance sheet.

Factors Impacting our Results of Operations

Rental income. We derive revenues primarily from rental income. For the years ended December 31, 2015, 2014 and 2013, rental income represented 84%, 78% and 75% of our total revenues, respectively (85%, 83%, 80%, respectively, assuming full consolidation of equity-accounted jointly-controlled entities). Our rental income is a product of the number of income producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

Our rental income is impacted by a number of factors:

●	Global, regional and local economic conditions. The economic downturn of 2008 and 2009 resulted in many companies shifting to a more cautionary mode with respect to leasing. Potential tenants may be looking to consolidate, reduce overhead and preserve operating capital. The downturn also impacted the financial condition of some our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved since the downturn of 2008 and 2009, we are still facing macro-economic challenges in some of our markets, particularly in Europe which remains particularly vulnerable to volatility, and Russia which is suffering from significant economic and politic turmoil.

●	Scheduled lease expirations. As of December 31, 2015, leases representing 11.0% and 11.4% of the GLA of our properties will expire during 2016 and 2017, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases (including of equity-accounted joint ventures), whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

●	Availability of properties for acquisition. We grow our property base through targeted acquisitions of properties. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2015 were impacted by the acquisition of 28 income-producing properties and the disposition of 103 income-producing properties across our markets which resulted in a net increase in GLA of 0.96 million square feet. The results of operations for the year ended December 31, 2014 were impacted by the acquisition of 7 income-producing properties and the disposition of 59 income-producing properties across our markets which resulted in a net decrease in GLA of 3.1 million square feet.

●	Development and Redevelopment. Our results of operations also depend on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, since developed and redeveloped properties tend to generate higher rental rates, and to locate anchor tenants for these properties prior to development or redevelopment. For the year ended December 31, 2015, we completed the development and redevelopment of properties representing 0.9 million square feet of GLA. For the year ended December 31, 2014, we completed the development and redevelopment of properties representing 1.0 million square feet of GLA. For the year ended December 31, 2013, we completed the development and redevelopment of properties representing 0.8 million square feet of GLA.

●	Estimates for Expected Revenues and Costs in Dori Construction’s Projects. The preparation of our consolidated financial statements requires Dori Construction's and Dori Group's management to utilize estimates related to expected revenues and costs from their projects. However, these estimates require the use of Dori Construction and Dori Group management’s judgment and therefor may vary substantially from the actual revenues and costs ultimately attributed to such projects. Consequently, our results of operations may fluctuate as a result of such variance.

●	Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties. Our results of operations, which are reflected in our financial statements based on IFRS, are impacted by changes in the fair market value of our properties. After initial recognition at cost, investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, our results of operations will be impacted by such changes even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of economic growth in the location of the property, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2013, valuation gains from investment property and investment property under development were NIS 1.0 billion. For the year ended December 31, 2014, valuation gains from investment property and investment property under development were NIS 1.1 billion. For the year ended December 31, 2015, valuation gains from investment property and investment property under development were NIS 0.7 billion (U.S. $ 182 million).

Interest expense. Our results of operations depend on expenses relating to our debt service and our liquidity. In addition, our ability to acquire new assets is highly dependent on our ability to access capital in a cost efficient manner. The securities of Gazit-Globe and the securities of its major subsidiaries are traded on six international stock exchanges, and we have benefited from the flexibility offered by raising debt or equity on many of these public markets. We believe that this global access to liquidity provides us with the ability to pursue opportunities and execute transactions quickly and efficiently. A significant portion of our debt is fixed rate and fluctuations in our interest expense in a particular period typically result from changes in outstanding debt balances.

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. Our principal subsidiaries have the following functional currencies: Equity One—U.S. dollar, First Capital—Canadian dollar, Citycon—Euro and Atrium—Euro. The financial statements of these and our other subsidiaries and affiliates whose functional currencies are not the NIS are translated into NIS for inclusion in our financial statements. The resulting translation differences are recognized as other comprehensive income (loss) in a separate component of shareholders' equity under the capital reserve "foreign currency translation reserve". The translation resulted in the inclusion in our statement of comprehensive income (loss) of a loss of NIS 2.4 billion for the year ended December 31, 2013, a gain of NIS 1.1 billion for the year ended December 31, 2014 and a loss of NIS 3.8 billion (U.S.$ 983 million) for the year ended December 31, 2015. In addition to translation differences, we are exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. Our policy is to maintain a high correlation between the currency in which our assets are purchased and the currency in which the liabilities relating to the purchase of these assets are assumed in order to reduce currency risk. As part of this policy, we enter into cross currency swap transactions and forward contracts as part of this policy. However, these transactions are measured in the financial statements at their fair value and in some cases, these fair value changes are recognized in profit or loss which could materially impact our net income. Accordingly, during the year ended December 31, 2015 we recognized a NIS 699 million (U.S.$ 179 million) revaluation gain and during the year ended December 31, 2014 we recognized a NIS 190 million devaluation loss in profit or loss with respect to such derivatives. See also "Item 11–Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our hedging activities.

Shopping Centers

United States. In the United States, we acquire, develop, redevelop and manage shopping centers through our subsidiary Equity One, which is a REIT listed on the New York Stock Exchange. Equity One's properties are located primarily in the southeastern United States, mainly in Florida, Louisiana and Georgia, in the northeastern United States mainly in New York, Massachusetts, Maryland and Connecticut and on the west coast of the United States, mainly in California. The following data is presented on a fully consolidated basis without reflecting non-controlling interests:

	As of December 31,
	2013	2014	2015
Our economic interest in Equity One	45.2%	43.3%	38.4%
Shopping centers (1)	135	116	121
Other properties (2)	7	6	6
Properties under development	1	1	-
GLA (millions of square feet) (1)	18.4	16.2	16.7
Occupancy rate (3)	92.4%	95.0%	96.0%
Average annualized base rent (U.S.$ per sq. ft.)	16.16	17.34	19.48

(1)	Includes properties of equity-accounted joint ventures.
(2)	Comprised of office, industrial and residential properties.
(3)	Excludes six office, industrial and residential properties. The properties are excluded because they are non-retail properties that are not considered part of Equity One's core portfolio. If these properties were included in the occupancy data and include development and redevelopment properties, the occupancy rate would be 92.5% as of December 31, 2013, 95.0% as of December 31, 2014 and 94.1% as of December 31, 2015.

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	1,210	1,188	1,341	344
Net operating income	874	874	988	253
Increase in value of investment property and investment property under development, net	686	654	1,083	278
Same property NOI growth (%)	3.1	3.0	3.8	N/A

The increase in Equity One's rental income to NIS 1,341 million (U.S.$ 344 million) for the year ended December 31, 2015 was driven primarily due to higher rents from new rent commencements and renewals and contractual rent increases as well as higher rents from development and redevelopment projects, and from properties acquired in 2015 and 2014 partially offset, by the disposition of properties during the years 2015 and 2014. The decrease in Equity One's rental income to NIS 1,188 million for the year ended December 31, 2014 from NIS 1,210 million for the year ended December 31, 2013 was driven primarily by the net disposition of properties during the years 2014 and 2013.

The following table summarizes Equity One's leasing activities for the years ended December 31 2013, 2014, and 2015:

	Year Ended December 31,
	2013	2014	2015
Renewals
Number of leases	256	261	249
GLA leased (square feet at end of period, in thousands)	1,320	1,386	1,936
New contracted annualized rent per leased square foot (U.S.$)	16.33	16.97	15.89
Prior contracted annualized rent per leased square foot (U.S.$)	14.76	15.66	14.51
New Leases
Number of leases	158	187	179
GLA leased (square feet at end of period, in thousands)	735	790	872
Contracted annualized rent per leased square foot (U.S.$)	26.55	18.67	19.94
Total New Leases and Renewals
Number of leases	414	448	428
GLA leased (square feet at end of period, in thousands)	2,055	2,176	2,808
Contracted annualized rent per leased square foot (U.S.$)	18.75	17.32	17.15
Expired Leases
Number of leases (1)	181	145	147
GLA of expiring leases (square feet at end of period, in thousands)	832	644	678

(1) Excludes developments and non-retail properties.

Most of Equity One's leases provide for the monthly payment in advance of fixed minimum rent, the tenants' pro rata share of property taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In those cases, Equity One makes the payments for the utilities and is reimbursed by the tenants on a monthly basis. Generally, Equity One's leases prohibit its tenants from assigning or subletting their spaces. Generally, Equity One's leases contain escalations that occur at specified times during the term of the lease. These escalations are either fixed amounts, fixed percentage increases or increases based on changes to the Consumer Price Index. A small number of Equity One's leases also include clauses enabling it to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices. The leases also require tenants to use their spaces for the purposes designated in their lease agreements and to operate their businesses on a continuous basis. Some of the lease agreements with major or national or regional tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original tenant will remain liable for the payment of the lease obligations under that lease agreement.

Throughout 2015 Equity One witnessed a gradual, continuous improvement in the economic conditions, the pace of the economic improvement varied among its different operating regions. Equity One assesses that the continued growth and the diversity of its property portfolio in quality urban markets, together with the lack of newly developed shopping centers, will continue to help it counter the effects of existing challenges to its business. It further anticipates that its same-property NOI excluding redevelopments for 2016 will reflect an increase of 3.25% to 4.25% as compared to 2015.

Equity One has 1.1 million square feet of GLA in its consolidated shopping center portfolio with leases expiring in 2016 with an average rent per square foot of U.S.$ 16.98 and another approximately 274.4 thousand square feet of GLA under month-to-month leases. Equity One expects to achieve moderate increases in average rent spreads as it renews or re-leases these spaces, although there is no assurance of such increases.

Canada. In Canada, we acquire, develop and manage income-producing properties, comprised mostly of shopping centers, through our subsidiary First Capital, which is listed on the Toronto Stock Exchange. First Capital's properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2013	2014	2015
Our economic interest in First Capital	45.2%	44.0%	42.2%
Income-Producing Properties	160	153	155
Properties under development	4	5	3
GLA (millions of square feet)	23.8	23.5	23.8
Occupancy rate	95.5%	96.0%	94.8%
Average annualized base rent (C$ per sq. ft.)	17.96	18.42	18.84

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	2,216	2,100	2,001	513
Net operating income	1,396	1,318	1,254	321
Increase in value of investment property and investment property under development, net	217	137	125	32
Same property NOI growth (%) (1)	2.7	2.8	4.1	N/A

(1)	In 2013, 2014 and 2015 including expansion and development, same property NOI growth was 3.7%, 3.2%, and 3.7% respectively.

The decrease in First Capital's rental income to NIS 2,001 million (U.S.$ 513 million) for the year ended December 31, 2015 from NIS 2,100 million for the year ended December 31, 2014 was driven primarily by a lower average C$/NIS exchange rate in the year 2015 compared to the year 2014 offset by an increase in rental rates due to step-ups and lease renewals and lease surrender fees. The decrease in First Capital's rental income to NIS 2,100 million for the year ended December 31, 2014 from NIS 2,216 million for the year ended December 31, 2013 was driven primarily by a lower average C$/NIS exchange rate in the year 2014 compared to the year 2013 offset by acquisitions and completion of developments and redevelopments.

The following table summarizes First Capital's leasing activities for the years ended December 31, 2013, 2014, and 2015:

	Year Ended December 31,
	2013	2014	2015
Renewals
Number of leases	478	600	521
GLA leased (square feet at end of period, in thousands)	1,419	2,415	1,761
New contracted annualized rent per leased square foot (C$)	20.13	18.56	20.62
Prior contracted annualized rent per leased square foot (C$)	18.30	16.93	18.99
New Leases
Number of leases	339	348	301
GLA leased (square feet at end of period, in thousands)	1,007	978	983
Contracted annualized rent per leased square foot (C$)	21.23	17.07	20.95
Total New Leases and Renewals
Number of leases	817	948	822
GLA leased (square feet at end of period, in thousands)	2,426	3,393	2,744
Contracted annualized rent per leased square foot (C$)	20.59	18.13	20.74
Expired Leases
Number of leases	352	357	362
GLA of expiring leases (square feet at end of period, in thousands)	687	896	1,242

Each of First Capital's properties is subject to property tax and common area maintenance costs (e.g., cleaning, repairs or insurance) among other expenses. First Capital generally passes on these costs to its tenants through clauses in their leases. However, some leases stipulate payment ceilings in connection with these expenses, and First Capital must bear the difference in these instances rather than recoup the costs from its tenants.

In addition, First Capital currently has two residential projects under active development phase and seven projects are in the pre-development (through a joint venture with a third party who engages in the residential development sector; each of the parties owns 50% of the venture).

In the first half of 2015, the Canadian economy experienced a downturn primarily due to the significant decrease in oil prices over the previous year. Additionally, in light of growing economic uncertainty, the Bank of Canada has carried out interest rate reductions over the course of the reporting period. While the capital markets and long-term debt remain accessible, pricing could be influenced by market volatility and interest rates.

For the year ended December 31, 2015, First Capital's gross new leasing including development and redevelopment space totaled 983 thousand square feet. Renewal leasing totaled 1,761 thousand square feet with a 8.6% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$ 18.74 at December 31, 2015 before acquisitions and dispositions from C$ 18.42 at December 31, 2014 as a result of leasing and development activity. During 2015, First Capital acquired properties with gross leasable area totaling 126 thousand square feet with an average lease rate of C$ 34.83, bringing the total portfolio average in place rent to C$ 18.84 per square foot at year end. Compared to the year ending December 31, 2014, average lease rate per occupied square foot increased by 2.3% during the year ended December 31, 2015.

During 2015, new term leases on existing space averaged C$ 18.51 per square foot, and renewals averaged C$ 20.62 per square foot. Newly developed space was leased at an average rate of C$ 28.72 per square foot. First Capital's management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital's management believes that the weighted average rental rate for the portfolio if it were at market would be in the C$ 23.0 to C$ 25.0 per square foot range, while the expiring leases during the next three years reflect an average rent per square foot of C$ 17.3.

First Capital intends to continue carrying out selective acquisitions of quality urban properties in attractive locations and properties adjacent to its existing properties, selective sales of properties that are not part of its core business, as well as to continue its development activities.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the NASDAQ OMX Helsinki Stock Exchange. Citycon operates primarily in Finland, Norway, and Sweden, as well as Denmark, and Estonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2013	2014	2015
Our economic interest in Citycon	49.3%	42.8%	43.4%
Shopping centers (1)	72	60	62
Properties under development	1	1	1
GLA (millions of square feet) (1)	11.4	11.1	14.4
Occupancy rate	95.7%	96.3%	96.8%
Average annualized base rent (Euro per sq. ft.)	23.95	24.07	24.85

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income (1)	1,406	1,366	1,453	372
Net operating income (1)	964	948	989	253
Increase in value of investment property and investment property under development, net	126	75	32	8
Same property NOI growth (%)	4.6	2.9	1.1	N/A

(1)	Including equity-accounted joint venture acquired in 2013.

Citycon's rental income for the year ended December 31, 2015 compared to the year ended December 31, 2014 increased by 6.4% mainly due to the Sektor acquisition offset by divestments and a weaker Swedish Krona.

The decrease in Citycon's rental income by 2.8% for the year ended December 31, 2014 compared to the year ended December 31, 2013 was due mainly to divestments and weaker Swedish Krona offsets by increase in same property NOI.

The following table summarizes Citycon's leasing activities for the years ended December 31, 2013, 2014, and 2015:

	Year Ended December 31,
	2013	2014	2015
Renewals
Number of leases	107	95	261
GLA leased (square feet at end of period, in thousands)	455	332	554
New contracted annualized rent per leased square foot (EUR)	25.1	29.2	31.1
Prior contracted annualized rent per leased square foot (EUR)	25.0	30.2	32.5
New Leases
Number of leases	504	500	634
GLA leased (square feet at end of period, in thousands)	1,161	988	1,312
Contracted annualized rent per leased square foot (EUR)	19.4	19.8	23.6
Total New Leases and Renewals
Number of leases	611	595	895
GLA leased (square feet at end of period, in thousands)	1,616	1,320	1,866
Contracted annualized rent per leased square foot (EUR)	20.9	22.2	25.8
Expired Leases
Number of leases	1,117	724	1,114
GLA of expiring leases (square feet at end of period, in thousands)	2,009	1,560	3,005

According to most of the lease agreements between Citycon and its tenants, these tenants undertake to pay, in addition to rent, management fees to cover operating costs which Citycon incurs in maintaining the property. In addition, Citycon has lease agreements in which the rent is determined also based on a certain percentage of the revenues turnover of the property's tenant, while setting a minimum rent; however this component does not represent a material share of Citycon's total rental revenues. Lease agreements with Citycon's anchor tenants are mostly for long periods of 10 and even 20 years, while with smaller tenants the lease agreements are mostly for periods of three to five years. Citycon also enters into lease agreements for undefined periods, which may be terminated by giving advance notice, usually of 3 to 12 months.

During 2015, the macro-economic environment in Sweden, Estonia and Denmark remained strong or relatively strong, while market conditions in Finland remained challenging and the economy in Norway was impacted by the fall in oil prices. During the reporting period, the consumer confidence index remained relatively stable in all countries in which Citycon operates. The index remained positive in Finland, Sweden and Denmark, while in Norway and Estonia it remained slightly negative.

During the reporting period, the growth rate of retail sales, an index that impacts Citycon’s activity, was particularly high in Estonia and Sweden, positive in Norway and Denmark, but negative in Finland. Furthermore, during the period, the consumer price index remained almost unchanged from the previous year in the countries in which Citycon operates, with the exception of Norway, where positive inflation was recorded. In addition, all countries in which Citycon operates experienced a low average unemployment rate relative to the average unemployment rate in the Eurozone.

During the year ended December 31, 2015, Citycon's occupancy rate, calculated by the economic method on a rental income basis, increased to 96.8% mainly due to the Sektor acquisition as the economic occupancy rate for the Norwegian properties was high at 98.6%. Occupancy increased also in Sweden and the Baltics and Denmark, while decreasing in Finland. The average rent level of new lease agreements made during the year increased moderately compared to the previous year.

The average rent of the leases that began in 2015 was EUR 25.8/sq. ft. and the average annualized rent of the leases that ended in 2015 was EUR 22.4/sq. ft. More specifically, in Finland, the average annualized rent increased moderately during 2015 from EUR 25.2/sq. ft. to EUR 26.9/sq. ft., and the occupancy rate decreased to 94.8% from 95.6% mainly due to temporary increase in vacancy. In Sweden, during 2015, the average annualized rent increased from EUR 22.3/sq. ft. to EUR 24.0/sq. ft., and the occupancy rate rose to 96.2% from 96.1%, mainly due to improved occupancy rate in specific properties. In Norway the average rent was EUR 24.0/sq. ft. and the occupancy rate was 98.6%.

Citycon's management believes that, as a whole, its existing rental rates correspond to the current rental market. The Swedish economy continues to grow, retail sales have increased and prime shopping center rental growth is expected to continue. In Norway the prime rent for shopping centers is expected to remain stable. In Finland the economic outlook is more challenging and the shopping center rents decreased slightly during 2015. The weak outlook for retail sales limits rental growth potential particularly in secondary properties. In Estonia retail sales have decreased due to intensified competition resulting in a downwards pressure on rents.

Central and Eastern Europe. In Central and Eastern Europe, we own, operate and develop shopping centers through Atrium, which is listed on the Vienna Stock Exchange and on the Euronext Stock Exchange, Amsterdam. Atrium operates primarily in Poland, the Czech Republic, Slovakia, and Russia, as well as Hungary, Romania and Latvia. The following data is presented on a 100% basis.

	As of December 31,
	2013	2014	2015
Our economic interest in Atrium	39.8%	41.2%	54.9%
Shopping centers (1)	153	153	77
Properties under development	1	-	-
GLA (millions of square feet) (1)	13.6	14.7	13.2
Occupancy rate	97.6%	97.1%	96.9%
Average annualized base rent (Euro per sq. ft.)	13.43	13.46	13.83

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income (1)	1,345	1,373	1,213	311
Net operating income (1)	915	968	854	219
Decrease in value of investment property and investment property under development, net	(101)	(803)	(448)	(115)
Same property NOI growth (%) (2)	3.7	(0.8)	(10.6)	N/A

(1)	Including equity-accounted joint venture acquired in 2015.
(2)	In 2015 excluding Russia the same property NOI growth was 0.5%.

The decrease in Atrium's rental income by 11.7% for the year ended December 31, 2015 compared to the year ended December 31, 2014 was a result of decrease in Russian rental income and by a lower average EUR/NIS exchange rate in 2015 compared to the year 2014.

The increase in Atrium's rental income by 2.1% for the year ended December 31, 2014 compared to the year ended December 31, 2013 was a result of property acquisition in Poland and completion of development project and rental indexation which was offset by a lower average EUR/NIS exchange rate in 2014 compared to the year 2013.

For the years ended December 31, 2009 through 2014, we accounted for our interest in Atrium using the equity method. For further information on our acquisition of Atrium shares during 2014 and 2015 and becoming the sole controlling shareholder of Atrium in 2015, please refer to Note 9c to our audited consolidated financial statements included elsewhere in this Annual Report.

The following table summarizes Atrium's leasing activities for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
Renewals
Number of leases	739	580	511
GLA leased (square feet at end of period, in thousands)	1,194	1,764	1,665
New contracted annualized rent per leased square foot (EUR)	18.05	12.92	14.04
Prior contracted annualized rent per leased square foot (EUR)	18.49	14.03	16.04
New Leases
Number of leases	285	251	178
GLA leased (square feet at end of period, in thousands)	675	561	408
Contracted annualized rent per leased square foot (EUR)	15.60	12.70	14.2
Total New Leases and Renewals
Number of leases	1,024	831	689
GLA leased (square feet at end of period, in thousands)	1,869	2,325	2,073
Contracted annualized rent per leased square foot (EUR)	17.16	12.81	14.04
Expired Leases
Number of leases	647	659	739
GLA of expiring leases (square feet at end of period, in thousands)	1,019	1,043	1,434

A significant portion of Atrium's lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of lease agreements include provisions to raise the rent as the tenant's income increases.

During the year ending December 31, 2015, Atrium’s core markets witnessed the continuance of the trends that were recorded in 2014, alongside increased divergence in its core markets of Poland, the Czech Republic and Slovakia on the one hand, from Russia on the other hand. The core markets recorded strong local demand amidst the backdrop of improved employment rates and low inflation. By contrast, in Russia, the geopolitical situation, economic sanctions and the unpredictability of oil prices resulted in the devaluation and fluctuation of its currency, a high rate of inflation and a corresponding reduction in retail sales.

Projected growth in Atrium’s core markets in 2016, according to the International Monetary fund (IMF) is expected to be 3.5% in Poland, 2.6% in the Czech Republic, and 3.6% in Slovakia. By contrast, the recession in Russia is expected to persist through 2016, with a projected decline in GDP of 1%.

With respect to Poland, over the past decade Poland has experienced GDP growth of 4.15% annually and its economy has grown at a rate of approximately 20% over the past seven years. To date, Poland continues to enjoy solid macroeconomic foundations, which are supported by strong local demand and macroeconomic stability. The effect of the political changes since the change in the government in October 2015 is still being examined and Atrium believes that it is too soon to determine its implications in the medium and the long term. In January 2016, Fitch reiterated its A- (Stable) rating of Poland, whereas Standard and Poor's lowered the rating by one notch to BBB+ (negative).

Atrium's NOI decreased 5.2% from EUR 204.0 million for the year ended December 31, 2014 to EUR 193.3 million for the year ended December, 31 2015 due to the decline in rental income in Russia resulted from economic downturn. Occupancy rates decreased from 97.1% at the end of 2014 to 96.9% at the end of 2015, and same property NOI decrease by 10.6% to EUR 164.2 million for the year ended December 31, 2015 compared to EUR 183.7 million for the year ended December 31, 2014 mainly due to a decline in rental income in Russia.

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

	As of December 31,
	2013	2014	2015
Shopping centers	6	3	3
Other properties	1	1	1
GLA (millions of square feet)	1.1	0.5	0.5
Occupancy rate	88.0%	84.7%	84.5%
Average annualized base rent (Euro per sq. ft.)	13.93	15.65	15.47

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	81	75	38	10
Net operating income	53	47	20	5
Increase (Decrease) in value of investment property and investment property under development, net	(45)	26	9	2
Same property NOI growth (%)	(0.5)	(8.7)	(4.9)	N/A

Israel. In Israel, we acquire, develop and manage shopping centers through Gazit Development. In addition to the properties in Israel, Gazit Development owns one shopping center in Bulgaria, as well as parcels of land in Bulgaria and Macedonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2013	2014	2015
Our economic interest in Gazit Development	82.5%	84.7%	84.7%
Shopping centers	11	11	11
Properties under development	2	2	1
GLA (millions of square feet)	1.4	1.4	1.4
Occupancy rate	97.1%	97.5%	96.9%
Average annualized base rent (NIS per sq. ft.)	113.09	112.87	112.91

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	211	216	206	53
Net operating income	159	162	152	39
Increase in value of investment property and investment property under development, net	28	120	21	5
Same property NOI growth (%)	3.6	2.3	0.1	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brazil. We also hold a 6.2% stake in BR Malls, a company publicly traded on the Brazil Stock Exchange ("Bovespa") which is engaged in the acquisition, development and management of shopping centers in Brazil. We fully consolidate the results of Gazit Brazil.

	As of December 31,
	2013	2014	2015
Shopping centers	4	5	6
Properties under development	1	1	1
GLA (millions of square feet)	0.35	0.51	0.84
Occupancy rate	92.4%	89.3%	87.2%
Average annualized base rent (BRL per sq. ft.)	45.30	60.95	81.34

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions)			(U.S.$ in millions)
Rental income	34	40	70	18
Net operating income	18	30	56	14
Increase (Decrease) in value of investment property and investment property under development, net	(42)	(17)	(110)	(28)

Healthcare Properties

Medical Office Buildings

ProMed. Until August 2015, the Company, through ProMed, operated in the medical office buildings in the United States. In the reporting period, ProMed sold 4 medical office buildings to third parties in consideration of U.S.$ 193 million (NIS 750 billion), having sold 12 medical office buildings in 2014 in consideration of U.S.$ 405 million (NIS 1.4 billion). Upon the completion of the sale of said buildings, the Company is no longer active in the medical office buildings in the United States.

Other Businesses

Dori Group. Through the beginning of 2016, Gazit Development held 84.9% of the share capital and voting rights of Dori Group, a company listed on the TASE. On January 14, 2016, Gazit Development sold its entire shareholdings (both directly and indirectly) in Dori Group, mostly in an off-market sale, for a total consideration of approximately NIS 10.7 million. For information on financing provided to Dori Group by Gazit Development during 2015, please refer to Note 9g in our audited consolidated financial statements included elsewhere in this Annual Report. Dori Group is primarily engaged in the development and construction of residential projects in Israel and Eastern Europe. We fully consolidate the results of Dori Group:

	Year Ended December 31,
	2013	2014	2015	2015
	(NIS in millions)			(U.S.$ in millions)
Revenues from sale of buildings, land and construction works performed	1,569	1,355	1,153	296
Gross loss	(26)	(298)	(96)	(24)

Results of Operations

The following describe line items from our audited consolidated income statements important in understanding our results of operations.

Rental income. Rental income consists of rents earned from tenants under lease agreements, including percentage rents based on tenants' sales volume, property tax and operating cost recoveries and incidental income, including lease cancellation payments. Tenant inducements, including rent abatements and the costs of certain improvements and other incentives, are deducted from rental income on a straight-line basis over the term of the tenant's lease in cases where the tenant is considered to be the primary beneficiary of such incentives.

Property operating expenses. Property operating expenses consist primarily of taxes and fees on properties, repairs and maintenance of properties, salaries and other expenses relating to management of properties, insurance, security and utilities.

Revenues from sale of buildings, land and construction work performed. Such revenues primarily consist of revenues from construction works performed by Dori Group and revenues from the sale of residential inventory by Dori Group. Beginning in 2013, it also included revenues from First Capital's residential development activity.

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

Other expenses. Other expenses primarily consist of impairment loss, capital loss from property dispositions (including selling costs), loss from dilution of interest in affiliates and reclassification to the statement of income of capital reserves.

Company's share in earnings of equity-accounted investees, net. Company's share in earnings (losses) of equity-accounted investees, net, reflects our share in certain joint ventures, primarily of Atrium, Equity One, Citycon, First Capital and Dori Group with third parties. In 2014, this item also comprised, among other things, the Company’s share in Atrium’s losses, as of January 2015, the Company measured its investment in Atrium in its financial statements according to the equity method due to joint control over Atrium.

Finance expenses. Finance expenses primarily consist of interest paid on and expenses related to debentures, convertible debentures and liabilities to financial institutions and others, losses on financial derivatives, loss from early redemption of debentures, unwinding of financial derivatives, exchange rate differences, net of finance expenses carried mainly to cost of real estate under development and impairment of financial assets.

Finance income. Finance income primarily consists of gain from marketable securities, dividend income, interest income, and revaluation of financial derivatives.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax benefit or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from changes in corporate tax rates, deferred taxes resulting from changes in the fair value of financial derivatives, structural changes at subsidiaries and tax losses and the estimate of the tax asset created with respect thereto, current tax expenses including from disposal of properties and taxes with respect to previous years.

Year ended December 31, 2015 compared to year ended December 31, 2014

	Year Ended December 31,				Year Ended December 31,
	2014	2015	Increase		2015
	(NIS in millions)			Change (%)	(U.S.$ in millions)
Rental income	4,913	6,150	1,237	25	1,576
Property operating expenses	1,584	1,966	382	24	504
Net operating rental income	3,329	4,184	855	26	1,072
Revenues from sale of buildings, land and construction works performed	1,357	1,153	(204)	(15)	296
Cost of buildings sold, land and construction works performed	1,660	1,249	(411)	(25)	320
Gross loss from sale of buildings, land and construction works performed	(303)	(96)	207	(68)	(24)
Total gross profit	3,026	4,088	1,062	35	1,048
Fair value gain on investment property and investment property under development, net	1,053	711	(342)	(32)	182
General and administrative expenses	(619)	(794)	(175)	28	(203)
Other income	55	31	(24)	(44)	8
Other expenses	(81)	(798)	(717)	885	(205)
Company’s share in earnings of equity-accounted investees, net	12	242	230	1,917	62
Operating income	3,446	3,480	34	1	892
Finance expenses	(2,115)	(1,852)	263	(12)	(475)
Finance income	157	861	704	448	221
Income before taxes on income	1,488	2,489	1,001	67	638
Taxes on income	405	183	(222)	(55)	47
Net income	1,083	2,306	1,223	113	591

Rental Income

The increase of NIS 1,237 million (U.S.$ 317 million), or 25%, in rental income, or increase of NIS 1,532 million (U.S.$ 393 million), or 31%, excluding the impact of currency exchange rates, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to:

●	an increase due to the initial consolidation of Atrium, which contributed by NIS 1,312 assuming 2014 currency exchange rates or actual increase of NIS 1,192 million to gross rental income;

●	an increase due to the Sektor acquisition, which contributed by NIS 284 assuming 2014 currency exchange rates or actual increase of NIS 258 million to gross rental income;

●	an increase of NIS 52 million in Gazit Brazil mainly due to acquisitions, the completion of development

●	where average rental rates and recovery terms were higher than the rates and terms of disposed properties;

●	an increase of NIS 46 million in Equity One due primarily to higher rents from new rent

●	commencements, renewals and contractual rent increases and related to higher rents from development

●	and redevelopment projects; and

●	an increase of NIS 27 million in First Capital due primarily to rent escalations, lease surrender fees, as

●	well as acquisitions and developments coming online.

offset by:

●	a decrease of NIS 102 million in ProMed primarily from disposition of properties.

●	a decrease of NIS 36 million in Citycon primarily from disposition of properties.

●	a decrease of NIS 33 million in Germany primarily from disposition of properties during 2014.

Property operating expenses

The increase of NIS 382 million (U.S.$ 98 million), or 24%, in property operating expenses, or increase of NIS 487 million (U.S.$ 125 million), or 31%, excluding the impact of currency exchange rates, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to:

●	an increase of NIS 394 million assuming 2014 currency exchange rates or actual increase of NIS 358 due to the initial consolidation of Atrium;

●	an increase due to the Sektor acquisition, which contributed by NIS 111 assuming 2014 currency exchange rates or actual increase of NIS 101 million to gross rental income;

offset by:

●	a decrease of NIS 27 million in ProMed primarily from disposition of properties.

●	a decrease of NIS 18 million in Citycon primarily from disposition of properties.

●	a decrease of NIS 8 million in Germany primarily from disposition of properties during 2014.

Property operating expenses, as a percentage of rental income, was 32.0% for the year ended December 31, 2015 compared to 32.2% for the year ended December 31, 2014.

Same Property NOI

Same-property NOI is primarily impacted by changes in rental rates, operating expenses and the recovery of the latter from tenants, and changes in occupancy.

Same-property NOI decreased by NIS 17 million, or 0.5%, for the year ended December 31, 2015 as compared to the year ended December 31, 2014. The decrease in same-property NOI was primarily driven by a net decrease in rental income and service charge in Russia. Excluding Russia, the same property NOI for the year ended December 31, 2015 as compared to the year ended December 31, 2014 increased by 2.4%, and was primarily impacted by renewals, contractual rent increases including indexation increases, as well as from an increase and an increase in the operating expenses recovery ratio from tenants.

Revenues from sale of buildings, land and construction works performed

The decrease of NIS 204 million (U.S.$ 52 million), or 15%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due to:

●	a decrease of NIS 210 million in revenues from construction work performed due to decrease in new projects and the completion of ongoing projects; and

Offset by:

●	an increase of NIS 6 million in revenues from sale of buildings and land mainly due to completion and delivering projects to purchaser.

Cost of buildings sold, land and construction works performed

The decrease of NIS 411 million (U.S.$ 105 million), or 25%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to:

●	a decrease of NIS 396 million due to the completion of residential projects and lack of new projects.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2015, the fair value gain of our properties decreased by NIS 711 million (U.S.$ 182 million), compare with a gain of NIS 1,053 million, in 2014. The revaluation gain from investment property derives mainly from Equity One and is due to increase in forecasted cash flow and decrease in capitalization rates in 2015. This revaluation gain was partially offset by revaluation loss in Atrium mainly affected by further devaluation of properties and land in Russia, offset by revaluation gain from properties in Poland and the Czech Republic.

With respect to our investment properties in the United States, we have experienced an overall increase in the fair value of our properties during 2015. The availability of low cost capital combined with increased demand from both U.S. and foreign investors has made dominant retail assets in major metropolitan U.S. cities highly sought after. The combined effect of capital flows and low interest rates have led to further cap rate compression during 2015. This compression has been most notable in our target markets of California, the northeastern United States, and South Florida, all of which are particularly constrained in relation to the supply of dominant retail properties.

With respect to our investment properties in Northern Europe, in Sweden we have experienced a yield compression and improved rents. Prime Shopping center yields have moved during 2015 followed by strong demand and low supply as well as continued low interest rates. Also yields for secondary shopping center have decreased due to investors’ willingness for increased risk and the lack of prime property investments. Moreover, the contract and market rents increased due to positive economic development and increased retail sales. In Finland we have recorded a fair value loss resulting from tougher economic climate which resulted in decreased contract and market rents. In the Baltics and Denmark we have recorded a fair value gain resulting from decreased yield requirement and shopping center extension activity. The positive impact from lower yield was slightly offset by a decrease in contract and market rental levels due to increased competition in Estonia. In Norway the fair value change was virtually flat.

With respect to our investment properties in Canada, during the year ended December 31, 2015, the weighted average stabilized capitalization rate of the First Capital’s investment property portfolio decreased from 5.8% as at December 31, 2014 to 5.7%, including the impact of dispositions, acquisitions, and development activities. First Capital experienced a decrease in the weighted average stabilized capitalization rate due to capitalization rate compression throughout the portfolio, primarily in the Greater Vancouver Area. The net increase in value of investment properties was experienced in Central Canada, while a modest revaluation gain was derived from Western Canada, offset by a revaluation loss from Eastern Canada.

Lastly, with respect to our investment properties in Central-Eastern Europe, The primary driver behind the devaluation during 2015 across our portfolio was the current economic situation and uncertainty in Russia which was reflected in a EUR 98.3 million devaluation of our Russian portfolio mainly due to lower rent and lower estimated rental value (“ERV”) used in valuations, offset by positive revaluations in our core markets of Poland, Czech Republic and Slovakia, mainly due to yield compression. In the Czech Republic, the positive valuation was partially offset due to ERV decreases in certain assets and capital expenditures.

For additional information regarding average capitalization rates and average market rent per square meter used in the Group’s property valuations, by segment, as of December 31, 2015 and December 31, 2014 as well as sensitivity analysis, please refer to Notes 12 and 13 to our audited consolidated financial statements included elsewhere in this Annual Report.

It is difficult to predict whether these market factors will continue into future periods, and the fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The increase of NIS 175 million (U.S.$ 45 million), or 28%, in general and administrative expenses, or NIS 200 million (U.S.$ 51 million), or 32%, excluding the impact of currency exchange rates, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was mainly due to the initial consolidation of Atrium and Sektor that accounted for NIS 129 million, and NIS 31 million respectively and due to the acquisition costs of Sektor that were not capitalized in the amount of NIS 32 million, offset by a decrease from compromise settlement with the Israeli VAT Authorities in the amount of NIS 13 million.

Other income

The decrease of NIS 24 million (U.S.$ 6 million), or 44%, in other income, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to an amount of NIS 47 million resulting from a gain from bargain purchase on the acquisition of Atrium's shares on the stock exchange recognized in 2014, offset by an increase of NIS 25 million in 2015 mainly due to management fees from joint ventures and managed centers in Citycon.

Other expenses

The increase of NIS 717 million (U.S.$ 184 million) or 885% in other expenses for the year ended December 31, 2015 compared to the year ended December 31, 2014 was due primarily to:

●	an increase due to a net loss on gaining control of Atrium in the amount of NIS 14 million, to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in Atrium and were previously recognized as other comprehensive loss, in the amount of NIS 452 million, against a credit to capital reserves.

●	an increase due to capital loss on the disposal of properties (including selling costs) in the amount of NIS 111 million compared to NIS 65 in 2014, and

●	an increase due to a provision for legal proceedings and legal expenses at Atrium in the amount of NIS 109 million, and

●	an increase due to goodwill impairment which created on the acquisition of Sektor in the amount of NIS 39 million, and

●	an increase due to restructuring expenses at First Capital in the amount of NIS 39 million.

Company's share in earnings of equity-accounted investees, net

The increase of NIS 230 million (U.S.$ 59 million) or 1917% in Company's share in earnings of equity-accounted investees, net, for the year ended December 31, 2015 compared to the year ended December 31, 2014 is comprised mainly due to:

●	an increase due to the Group’s share in the earnings of the equity-accounted investees of Citycon, Equity One, First Capital and Atrium. In 2014, this item also comprised, among other things, the Company’s share in Atrium’s losses, in the amount of NIS 98 million.

●	In addition, in 2015 the Atrium completed the acquisition of a 75% interest in the Arkády Pankrác shopping center in Prague and recorded gain in the amount of NIS 43 million; and

●	an increase of NIS 49 million due to earnings equity-accounted investees recorded in Equity One; and

●	an increase of NIS 26 million due to earnings equity-accounted investees recorded in Dori Group; and

●	an increase of NIS 13 million due to earnings equity-accounted investees recorded in Citycon due to the acquisition of Sektor during 2015.

Finance expenses

The decrease of NIS 263 million (U.S.$ 67 million), or 12%, in finance expenses, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to:

●	a loss of NIS 190 million on the revaluation of derivatives (primarily with respect to currency swap hedging transactions) recognized in 2014; and

●	a decrease of NIS 70 million from liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2015 compared to the year ended December 31, 2014; and

●	a decrease of NIS 76 million in the loss from early redemption of interest bearing liabilities and financial derivatives; and

●	a decrease due to decrease in the average nominal annual interest on the interest-bearing debt of the Company and its subsidiaries, 4.3% in 2015 compared with 4.8% in 2014.

Partially offset by:

●	an increase due to interest expenses on the interest-bearing debt resulting from the initial consolidation of Atrium in an amount of NIS 181 million; and

Finance income

The increase of NIS 704 million (U.S.$ 180 million), or 448%, in finance income, for the year ended December 31, 2015 compared to the year ended December 31, 2014, was due primarily to:

●	an increase of NIS 699 million gain from the revaluation of financial derivatives, primarily with respect to currency hedging transactions; and

●	a increase of NIS 15 million in interest income.

Partially offset by:

●	a decrease of NIS 7 million from the realization of securities and from dividend income.

Taxes on income

Taxes on income amounted to NIS 183 million (U.S.$ 47 million) in the year ended December 31, 2015 compared to NIS 405 million in the year ended December 31, 2014. The decrease of NIS 222 Million (U.S.$ 56 Million), or 55%, was due mainly to deferred tax expenses of NIS 18 million arising primarily from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, structural changes at subsidiaries and tax losses and the estimate of the tax asset created with respect thereto. In 2015, the Group companies' current tax expenses totaled NIS 101 million. This amount includes current tax expenses of NIS 174 million (of which NIS 86 million is with respect to disposal of properties), which was offset by current tax benefit of NIS 73 million that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 167 million (of which NIS 155 million was with respect to disposal of properties) in 2014. In addition, tax expenses of NIS 100 million were recognized by Group companies in 2015 with respect to prior years.

Year ended December 31, 2014 compared to year ended December 31, 2013

	Year Ended December 31,		Increase
	2013	2014	(decrease)
	(NIS in millions)			Change (%)
Rental income	5,146	4,913	(233)	(5)
Property operating expenses	1,689	1,584	(105)	(6)
Net operating rental income	3,457	3,329	(128)	(4)
Revenues from sale of buildings, land and construction	1,672	1,357	(315)	(19)
Cost of buildings sold, land and construction works performed	1,688	1,660	(28)	(2)
Gross profit (loss) from sale of buildings, land and construction works performed	(16)	(303)	(287)	1,794
Total gross profit	3,441	3,026	(415)	(12)
Fair value gain on investment property and investment property under development, net	962	1,053	91	9
General and administrative expenses	(610)	(619)	(9)	1
Other income	218	55	(163)	(75)
Other expenses	(74)	(81)	(7)	9
Company’s share in earnings of equity-accounted investees, net	149	12	(137)	(92)
Operating income	4,086	3,446	(640)	(16)
Finance expenses	(2,185)	(2,115)	70	(3)
Finance income	549	157	(392)	(71)
Income before taxes on income	2,450	1,488	(962)	(39)
Taxes on income	265	405	140	53
Net income	2,185	1,083	(1,102)	(50)

Rental Income

The decrease of NIS 233 million (U.S.$ 60 million), or 5%, in rental income, or decrease of NIS 30 million (U.S.$ 8 million), or 1%, excluding the impact of currency exchange rates, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	a decrease of NIS 16 million in Citycon primarily from divestments and a weaker Swedish Krona; and

●	a decrease of NIS 10 million in Equity One primarily from disposition of income-producing properties, net of acquisitions; and

●	a decrease of NIS 68 million in ProMed primarily from disposition of properties.

Offset by:

●	an increase of NIS 59 million due to acquisitions, the completion of development where average rental rates and recovery terms were higher than the rates and terms of disposed properties as well as from step-ups of rental rates in First Capital;

Property operating expenses

The decrease of NIS 105 million (U.S.$ 27 million), or 6%, in property operating expenses, or decrease of NIS 31 million (U.S.$ 8 million), or 2%, excluding the impact of currency exchange rates, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	a decrease of NIS 57 million due to disposition of properties in ProMed, Equity One, Gazit Germany and Citycon.

Offset by:

●	an increase of NIS 28 million primarily from completion of development and redevelopment initiatives and leasing activities;

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

Same-property NOI increased by NIS 52 million, or 1.7%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. The increase in same-property NOI was primarily driven by a net increase in rental rates due to rent commencements, renewals, contractual rent increases including indexation increases, as well as from an increase in the same property occupancy rate and an increase in the operating expenses recovery ratio from tenants and a lower bad debt expense.

Revenues from sale of buildings, land and construction works performed

The decrease of NIS 315 million (U.S.$ 81 million), or 19%, in revenues from sale of buildings, land and construction works performed, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due to:

●	a decrease of NIS 220 million in revenues from construction work performed due to an update of estimates and increases in duration of projects; and

●	a decrease of NIS 98 million in revenues from sale of buildings and land mainly from initial revenues of NIS 103 million which were recognized in 2013 by First Capital.

Cost of buildings sold, land and construction works performed

The decrease of NIS 28 million (U.S.$ 7 million), or 2%, in cost of buildings sold, land and construction works performed, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	a decrease of NIS 90 million due to the completion of residential projects in the first quarter of 2014.

Offset by:

●	an increase of NIS 68 million due to costs estimates of projects under construction.

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

Other income

The decrease of NIS 163 million (U.S.$ 42 million), or 75%, in other income, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	decrease of NIS 126 million resulting from a gain from bargain purchase on the acquisition of Atrium's shares on the stock exchange in 2014 compared to 2013 in which the gain from bargain purchase was with respect to acquisitions made through an investor from the CPI Group; and

●	In 2013 a gain from bargain purchase of NIS 25 million was recognized due to acquisition of Ronson shares by Dori Group.

Other expenses

The increase of NIS 7 million (U.S.$ 2 million) or 9% in other expenses for the year ended December 31, 2014 compared to the year ended December 31, 2013 was due primarily to:

●	an increase of NIS 7 million in loss on the sale of properties with respect to ProMed, Equity One and First Capital, and

●	an increase of NIS 10 million due to amortization of intangible assets allocated to the investment in Dori Group recognized in 2014.

Offset by:

●	a decrease of NIS 10 million of loss recognized from dilution in Atrium.

Company's share in earnings of equity-accounted investees, net

The decrease of NIS 137 million (U.S.$ 35 million) or 92% in Company's share in earnings of equity-accounted investees, net, for the year ended December 31, 2014 compared to the year ended December 31, 2013 is comprised mainly of:

●	the Company's share of Atrium's loss in 2014, in an amount of NIS 98 million, compared to earnings of NIS 127 million in 2013. The decrease in Atrium's earnings was mainly due to a devaluation (loss) in the fair value on its investment properties and investment properties under development which was larger in 2014 than in 2013, in a net amount of NIS 280 million (the Company’s share), which was offset by lower finance expenses in 2014 than in 2013 in an amount of NIS 22 million (the Company’s share).

Offset by:

●	Earnings that the Company recorded in 2014 of NIS 88 million mainly from the fair value gain from investment property partnerships of Citycon, Equity One and First Capital.

Finance expenses

The decrease of NIS 70 million (U.S.$ 18 million), or 3%, in finance expenses, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	a decrease of NIS 76 million resulting from raising debt in 2013 and 2014 at lower interest rates than the debt settled and a decrease in average interest bearing debt in the aforementioned period; and

●	a decrease of NIS 180 million from liabilities that are linked to the Israeli consumer price index in the year ended December 31, 2014 compared to the year ended December 31, 2013; and

●	a decrease of NIS 15 million due to capitalization of more finance expenses in 2014.

Partially offset by:

●	an increase of NIS 190 million due to devaluation of financial derivatives (mainly currency swap hedging transactions); and

●	an increase of NIS 12 million in the loss from early redemption of interest bearing liabilities and financial derivatives.

Finance income

The decrease of NIS 392 million (U.S.$ 101 million), or 71%, in finance income, for the year ended December 31, 2014 compared to the year ended December 31, 2013, was due primarily to:

●	and a decrease of NIS 428 million gain from the revaluation of financial derivatives, primarily with respect to currency hedging transactions; and

●	a decrease of NIS 16 million in interest income.

Partially offset by:

●	an increase of NIS 48 million from the realization of securities and from dividend income.

Taxes on income

Taxes on income amounted to NIS 405 million (U.S.$ 104 million) in the year ended December 31, 2014 compared to NIS 265 million in the year ended December 31, 2013. The increase of NIS 140 Million (U.S.$ 36 Million), or 53%, was due mainly to increased deferred tax expenses of NIS 229 million primarily from higher fair value gains from investment property and investment property under development in 2014 compared with 2013, offset by a change in the Company’s expectation regarding the utilization of carryforward tax losses against gains on financial derivatives and marketable securities in 2013. In 2014, the Group companies' current tax expenses totaled NIS 167 million (of which NIS 155 million is with respect to the disposal of properties), net of current tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 53 million in 2013. Moreover, tax expenses of NIS 9 million were recorded in 2014, with respect to prior years, as same as in 2013.

B.	Liquidity and Capital Resources

We conduct the substantial majority of our income producing property operations in the United States, Canada, Northern Europe and Central and Eastern Europe through our public subsidiaries. We also conduct our real estate development and construction operations in Israel and in Central and Eastern Europe through our public subsidiary, Dori Group. We conduct the remainder of our operations, including our shopping center business in Israel, Germany and Brazil, through privately owned subsidiaries.

Our public subsidiaries have traditionally satisfied their own short-term liquidity and long-term capital requirements in their local markets. We or our wholly-owned subsidiaries have from time to time purchased their equity when they have issued equity in their local public markets. In addition, while Gazit-Globe has not generally made shareholder loans to our principal public subsidiaries, Equity One, First Capital, Citycon or Atrium, Gazit-Globe has in the past invested in convertible debentures issued by First Capital, Citycon and Atrium.

The short-term liquidity requirements of our public subsidiaries and of Gazit-Globe and its wholly-owned subsidiaries consist primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring company expenditures, such as general and administrative expenses, non-recurring company expenditures (such as tenant improvements and tenant-specific redevelopment) and dividends payable by our public subsidiaries to their shareholders and by Gazit-Globe to our shareholders. Historically, these requirements have been satisfied principally through cash generated from operations and, where necessary, short-term borrowings under credit facilities. In addition, where necessary, we use proceeds from debt and equity offerings to fund our dividend payments. Due to the nature of our business, we and our subsidiaries typically generate significant amounts of cash from operations.

The long-term capital requirements of our public subsidiaries (other than Dori Group) and of Gazit-Globe and its private subsidiaries consist primarily of maturities under long-term debt, development and redevelopment costs and the costs related to growing our business, including acquisitions. Historically, these requirements have been funded through a combination of sources, including additional and replacement secured and unsecured credit facilities, mortgages, proceeds from the issuance of additional debt, equity and convertible securities and proceeds from the recycling of capital.

In addition to the sources described above, Gazit-Globe and its wholly owned subsidiaries finance their operations from, among other things, dividends and/or interest payments received from Equity One, First Capital, Citycon, and Atrium. In the year ended December 31, 2015, we received dividend payments in the amount of NIS 832 million (U.S.$ 213 million) from these subsidiaries. In 2014, we received dividend payments in the amount of NIS 764 million from these subsidiaries and affiliate. In 2013, we received dividend payments in the amount of NIS 690 million from these subsidiaries and affiliate.

Because a significant portion of our operations are conducted through public subsidiaries, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public subsidiaries.

As of December 31, 2015, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 2.4 billion (U.S.$ 606 million). As of December 31, 2015, we had revolving credit lines on a consolidated basis in the total amount of NIS 12.0 billion (U.S.$ 3.1 billion), of which we had drawn a total of NIS 3.9 billion (U.S.$ 1.0 billion) and had NIS 8.1 billion (U.S.$ 2.1 billion) available for immediate drawdown. In total, our liquid assets and approved unutilized credit facilities as of December 31, 2015 amounted to NIS 10.4 billion (U.S.$ 2.7 billion) on a consolidated basis. As of December 31, 2015, we also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 60.5 billion (U.S.$ 15.5 billion). Our interest-bearing debt on a consolidated basis was NIS 44.3 billion (U.S.$ 11.4 billion) (excluding NIS 0.9 billion (U.S.$ 236 million) of convertible debentures) as of December 31, 2015.

As of December 31, 2015, we had a working capital deficiency of NIS 1,582 million (U.S.$ 405 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 8.1 billion (U.S.$ 2.1 billion) was available for immediate drawdown as of December 31, 2015) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

As of December 31, 2015, the available liquid assets of Gazit-Globe and its private subsidiaries on a consolidated basis, including short term investments, totaled NIS 853 million (U.S.$ 219 million). As of December 31, 2015, Gazit-Globe and its private subsidiaries had revolving credit lines on a consolidated basis in the total amount of NIS 4.1 billion (U.S.$ 1.1 billion), of which they had drawn a total of NIS 1.9 billion (U.S.$ 0.5 billion) and had NIS 2.2 billion (U.S.$ 0.6 billion) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2015, amounted to NIS 3.0 billion (U.S.$ 0.8 billion) on a consolidated basis. As of December 31, 2015, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property which was carried on our books at its fair value of NIS 2.2 billion (U.S.$ 0.6 billion). The interest-bearing debt of Gazit-Globe and its private subsidiaries on a consolidated basis was NIS 15.5 billion (U.S.$ 4.0 billion) as of December 31, 2015.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2015, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 12.0 billion (U.S.$ 3.1 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.6 billion (U.S.$ 0.9 billion). As of December 31, 2014, Gazit-Globe and its private subsidiaries had outstanding debentures in the aggregate amount of NIS 10.9 billion (U.S.$ 2.8 billion) and indebtedness to financial institutions in the aggregate amount of NIS 3.0 billion (U.S.$ 0.8 billion).

The following table sets forth information regarding the credit facilities and other indebtedness to which Gazit-Globe and its private subsidiaries are party as of December 31, 2015:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various(1)	1,897	2.3	2,219	4,116	2.4%
Term Loan	EUR	425	3.1	N/A	N/A	2.5%
Term Loan	U.S.$	689	8.6	N/A	N/A	5.8%
Floating-Rate mortgages	NIS	94	0.7	N/A	N/A	3.1%
Fixed-Rate mortgages	NIS+Israeli CPI	528	5.7	N/A	N/A	2.5%
Total		3,633

(1)	NIS 283 million is denominated in EUR, NIS 438 million is denominated in C$ and NIS 956 million is denominated in U.S.$ and the remainder is denominated in NIS net of NIS 24 million of deferred expenses.

The following table sets forth information regarding Gazit-Globe's outstanding debentures as of December 31, 2015:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/ Denominations
	(NIS in millions)	(NIS in millions)
Series A	109	88	6.50%	6.18%	2017	U.S. dollar
Series B	56	44	1.98%	2.07%	2016	Euro
			EURIBOR+2%
Series C	639	788	4.95%	4.88%	2018	increase in the Israeli CPI
Series D	2,069	2,440	5.10%	5.02%	2021	increase in the Israeli CPI
Series E	556	551	0.80%	1.31%	2017	None/NIS
			TELBOR+0.7%
Series F	285	284	6.40%	6.73%	2016	None/NIS
Series I	862	1,006	5.30%	5.58%	2018	increase in the Israeli CPI
Series J (Secured)	713	818	6.50%	5.76%	2019	increase in the Israeli CPI
Series K	2,653	2,890	5.35%	4.35%	2024	increase in the Israeli CPI
Series L	2,958	3,046	4.00%	3.67%	2027	increase in the Israeli CPI
Total		11,955

Gazit-Globe's revolving lines of credit and its term loan are secured by pledges of its shares of its public subsidiaries. Gazit-Globe's Series J notes are secured by interests in properties owned by Gazit Development. As of December 31, 2015, the Company has pledged in favor of the aforesaid credit facilities 25.3 million shares of Equity One (representing 19.6% of its share capital), 78.3 million shares of First Capital (representing 34.7% of its share capital), 287.8 million shares of Citycon (representing 32.4% of its share capital) and 111.8 million shares of Atrium (representing 29.7% of its share capital). For further information on the debentures' terms and maturity table see Note 20 to our audited consolidated financial statements included elsewhere in this Annual Report.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, include: (i) ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements, (ii) minimum shareholders' equity (excluding non-controlling interests) of NIS 3.75 billion for the Company, (iii) ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%, (iv) ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting, (v) equity attributable to equity holders of Atrium shall not be less than € 1.5 billion, (vi) liabilities bearing net interest of Atrium to total consolidated balance sheet of Atrium shall not be higher than 45%, (vii) ratio of actual debt to value of securities (pledged Citycon shares which fair value is the average of its market value and net asset value) shall not exceed 70%, (viii) the Company's average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million, (viv) the ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of Citycon shall not be less than 30%, (x) the ratio of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of Citycon and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding Citycon shares for itself at a rate in excess of 15%, the Company shall pledge additional Citycon shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of Citycon shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of Citycon, but not more than 30.1% of the issued and paid up capital of Citycon, (xi) the ratio of Citycon shares held directly and indirectly by the Company shall not be less than 30% of the share capital of Citycon, (xii) ratio of Citycon 's EBITDA (with certain adjustments) to Citycon’s net financial expenses shall not be less than 1.6, (xiii) the percentage of First Capital's shares pledged due to relevant credit terms will be no less than 26% of First Capital's share capital (20% on diluted basis) and, if there is another holder of First Capital's shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company's interests in First Capital will be no less than 34% of First Capital's share capital, (xiv) ratio of First Capital's net financial debt according to the portion of First Capital shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to First Capital's EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters, (xv) ratio of quarterly dividend from First Capital shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%), (xvi) ratio of First Capital's EBITDA to First Capital's finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters, (xvii) ratio of First Capital's proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated First Capital's real estate value (by the ratio of First Capital's shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xviii) ratio of dividend from Equity One shares which are held as collateral, to interest expense on actual drawn credit shall not be less than 1.25, over any three consecutive quarters, (xix) ratio of Equity One's interest bearing financial debt, with the addition of the utilized credit out of the total credit facility, to the proportional Equity One's real estate value by the ratio of Equity One's share that are pledged shall not exceed 82.5%, (xx) in accumulation: (1) ratio of Equity One's next interest bearing financial debt, with the addition of utilized credit out of the total credit facilities, to Equity One's EBITDA shall not exceed 14 and (2) ratio of Equity One's net interest bearing debt, with the addition of utilized credit out of the total credit facility, to Equity One's total NOI shall not exceed 13, (xxi) ratio of Equity One's EBITDA to Equity One’s net financial expenses shall not be less than 1.65, (xxii) ratio of actual drawn credit to value of securities (Equity One shares by average of market value and net asset value) shall not exceed 70%. As of December 31, 2015, Gazit-Globe was in compliance with all of the covenants that were in effect at such time.

In addition, some of Gazit Globe's credit facilities also include additional customary conditions requiring their immediate repayment. Such customary conditions, include, but are not limited to: the change of control in the Company, consolidated subsidiaries or in companies whose securities are pledged to secure the facility, structural changes, cross default, certain material legal proceedings (including with respect to liquidation, receivership and assets sale proceedings), and cessation of activities.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following covenants: maintenance of minimum shareholders' equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; a ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; the credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders' equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

In addition for our debentures (series K), the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder's equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

During the first quarter of 2016, the Company repurchase debentures with par value of NIS 70 million (series A,B,C,F and I) through market trades in consideration for NIS 78 million. The debentures were cancelled and delisted.

We believe, based on currently proposed plans and assumptions relating to Gazit-Globe's operations, that its existing financial arrangements will be sufficient to satisfy its cash requirements for at least the next twelve months.

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

Equity One

The following table sets forth information regarding Equity One's indebtedness as of December 31, 2015:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (U.S.$ in thousands)	Maturity (years)
Unsecured debentures	U.S.$	4.75	4.79	515,566	4.6
Mortgages	U.S.$	5.61	5.29	282,173	3.6
Unsecured Term Loans (U.S.$ 550 million) (1)	U.S.$	2.01	2.01	471,130	4.0
Unsecured credit facilities: Bank Syndicate (U.S.$ 600 million) (2)	U.S.$	1.47	1.47	95,218	3.0
Total				1,364,087

(1)	Includes two unsecured term loans pursuant to which Equity One may borrow up to the principal amount of $250 million and $300 million respectively. The interest rate of the $250 million's term loan as described above represents the effective fixed interest rate according to interest rate swap transactions entered into by Equity One.
(2)	As of December 31, 2015 U.S.$ 600 million was the maximum availability. As of December 31, 2015 Equity One has drawn U.S.$ 96 million against the facility and had letters of credit outstanding under the facility with an aggregate face amount of U.S.$ 2.2 million.

The terms of certain of the debt instruments set forth in the tables above contain covenants, including: (i) maintenance of a ratio of total debt to total assets not in excess of 60%, (ii) maintenance of a ratio of secured debt to value of total assets not in excess of 40%, (iii) maintenance of a ratio of adjusted EBITDA to debt service (principal and interest payments) at a minimum level of 1.50x, (iv) maintenance of a ratio of unsecured debt to unsecured assets not in excess of 60%, (v) maintenance of a ratio of NOI deriving from non-pledged assets to interest on unsecured debt at a minimum level of 1.75x, (vi) maintenance of a ratio of the amount of investments in non-income-producing properties (with respect to investment in vacant land, properties under development, mortgage loans, equity securities and investments in unconsolidated affiliates) to Equity One's total assets not in excess of 35%, (vii) budgeted development investments are not to exceed 20% of the total assets value, and (viii) investments in mortgage loans and mezzanine loans are not to exceed 10% of the total asset value, (xiv) ratio of unsecured assets to unsecured debt that should not be less than-1.5 and ratio of income available for debt service to annual service charge should not be less than-1.5, (xv) a change of control over Equity One as defined in the agreement would trigger an immediate redemption. As of December 31, 2015, Equity One was in compliance with all of these covenants.

In February 2016, Equity One early redeemed debentures at the amount of U.S.$ 101 million (NIS 394 million) which bear interest of 6.25% and their original maturity date applies to January 2017. As a result of the early redemption Equity One is expected to recognize loss at the amount of U.S.$ 5.2 million (NIS 20 million) during the first quarter of 2016.

In light of the resources that are available to Equity One, mainly unutilized and committed credit facilities available for immediate drawdown in the amount of U.S.$ 502 million (NIS 1,958 million) as of December 31, 2015, and cash and cash equivalents in the amount of U.S.$ 21.4 million (NIS 83.5 million) as of December 31, 2015, together with the addition of the positive cash flows from operating activities, we believe that Equity One has sufficient cash and resources to cover its contractual obligations for the next year. In the future, we expect that Equity One will meet its contractual obligations through a combination of sources including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with Equity One and proceeds from property dispositions.

First Capital

The following table sets forth information regarding First Capital's indebtedness as of December 31, 2015:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures	C$	4.70	4.78	2,244,093	6.1
Unsecured convertible debentures (1)	C$	5.00	6.28	327,343	2.8
Mortgages	C$	4.80	4.50	1,024,002	4.1
Unsecured credit facilities (C$800 million)(2)	C$	2.25	2.25	195,000	4.5
Secured credit facilities (C$120 million)(2)	C$	2.21	2.21	29,635	1.6
				3,820,073

(1)	After the reporting date, First Capital redeemed series G and H in accordance with its rights under the terms of the aforesaid series, on April 1, 2016 at their par value plus accrued interest and were settled in cash (50%) and shares (50%).
(2)	As of December 31, 2015, the total availability for immediate drawdown amounted to C$ 640.1 million, net of letter of credits provided.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of EBITDA to interest expenses at a minimum level of 1.65x, (ii) maintenance of a ratio of EBITDA to debt service (principal and interest payments) at a minimum level of 1.5x, (iii) a requirement that First Capital's average equity over the last four consecutive quarters may not fall below C$ 1.6 billion, (iv) maintenance of ratio of secured debt to total assets shall not exceed 35%, (v) a ratio of total debt to total assets that will not exceed 65% and a ratio of unsecured assets (not included properties under development) to unsecured debt that should not be less than-1.3, (vi) change of control over First Capital as defined in the agreement would trigger an immediate redemption.. As of December 31, 2015, First Capital was in compliance with all of these covenants.

In light of the resources that are available to First Capital as of December 31, 2015, mainly unused and committed credit facilities available for immediate drawdown in the amount of C$ 640.1 million (NIS 1,801 million) as of December 31, 2015, and cash and cash equivalents in the amount of C$ 9.1 million (NIS 25.3 million) as of December 31, 2015, together with the addition of the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year.

Citycon

The following table sets forth information regarding Citycon's indebtedness as of December 31, 2015:

Debt Instrument(1)	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR	3.14	3.27	1,276,805	5.8
Unsecured debentures - variable interest	NOK	2.70	2.71	129,300	5.2
Unsecured debentures - fixed interest	NOK	3.90	3.90	144,800	9.5
Term loan	NOK	2.50	2.46	104,134	5.5
Secured credit facility (NOK 300 million - variable interest)	NOK	2.50	2.46	31,240	5.5
Unsecured credit facility - variable interest (2)(3)	SEK	0.90	0.90	91,409	5.0
Unsecured credit facility - variable interest (2)(3)	NOK	2.00	2.06	77,595	6.0
Other unsecured debts - fixed interest	SEK	9.30	9.30	549	0.7
				1,855,832

(1)	Excluding commercial papers amounting to EUR 167.3 Million.
(2)	Citycon has entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 294.2 million of these variable interest loans.
(3)	The credit facilities is part of EUR 500 million syndicated revolving credit facility.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maintenance of a ratio of shareholders equity (plus debt components with equity characteristics) to total asset value not below 32.5% , (ii) maintenance of a debt coverage ratio (EBITDA to net interest expenses) of a minimum of 1.8, (iii) maintenance of a ratio of secured debt to total debt that shall not exceed 7.5%, (iv) absence of change of control as defined in the agreement, and (v) maintain the a ratio of total debt to total assets at below 65% and a ratio of secured debt to total assets at below 25%. In addition, change of control as defined in the debentures agreement will entitle the holders to the right of early redemption of the debentures. As of December 31, 2015, Citycon was in compliance with all of these covenant.

Since Citycon's strategy is based on expansion, Citycon will need both equity capital and borrowings. Its goal is to arrange financing on a long term basis and to avoid any large concentration of maturity dates for its indebtedness. Citycon aims to guaranty the availability and flexibility of financing through unused credit lines and by using several banks and financing methods.

In light of the fact that resources that are available to Citycon are mainly unused and committed credit facilities in the amount of EUR 331.1 million (NIS 1,406 million) and unutilized cash pools amount to EUR 18.0 million (NIS 76 million) as of December 31, 2015, and cash and cash equivalents amount to EUR 27.9 million (NIS 118 million) as of December 31, 2015, together with the addition of the positive cash flows from operating activities, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term debt refinancing, new bond issues, or disposals of investment properties may be considered by Citycon.

Atrium

The following table sets forth information regarding Atrium's indebtedness as of December 31, 2015:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Floating rate secured debentures	EUR	4.00	4.35	3,819	1.6
Fixed rate unsecured debentures	EUR	3.78	3.79	850,432	5.9
Secured loans at fixed rate	EUR	3.10	3.57	48,052	1.9
Secured loan at floating rate	EUR	4.10	4.25	110,480	5.8
				1,012,783

In October 2015, Atrium signed a new five-year unsecured revolving credit facility for a total of EUR 125 million which comprises EUR 100 million of new credit and an existing EUR 25 million facility which has been extended. Following this transaction, Atrium has undrawn revolving credit facilities of EUR 150 million.

The terms of certain of the debt instruments set forth in the table above contain covenants, including: (i) maximum ratio of debt to secured assets of 44%-60%, (ii) minimum ratio of debt service (EBITDA to principal and interest payment) of 120%-145%, (iii) ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 60% and 40%, respectively, (iv) minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of December 31, 2015, Atrium is in compliance with all these covenants.

As of December 31, 2015, Atrium had cash and cash equivalents of EUR 224.4 million (NIS 952.9 million). Atrium management plans to meet its contractual obligations to repay its debt through debt refinancing or existing liquidity sources.

Dori Group

The following table sets forth information regarding Dori Group's indebtedness as of December 31, 2015:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (NIS in thousands)	Maturity (years)
Unsecured debentures	Israeli CPI	5.32	5.04	286,125	2016-2021
Long term loans and credit	NIS	3-4.25	3-4.3	10,837	2016-2019
Short term loans and credit	NIS	2.6-4.4	2.6-4.4	161,879	2016
				458,841

The terms of certain of the debt instruments set forth in the table above contain covenants. The principal covenants including: (i) maintenance of ratio of equity to total assets at Dori Group on consolidated basis shall not be less than 15%, (It was agreed that the definition of “consolidated equity” will be amended such that consolidated equity shall include shareholders’ loans granted or to be granted to Dori Group or its subsidiaries, for which subordination arrangements would be placed towards the relevant bank) (ii) maintenance of ratios of equity to total assets in Dori Construction Ltd ("Dori Construction") and its subsidiary shall not be less than 13%-20%; (iii) Dori Construction's equity (excluding non-controlling interests) shall not be less than NIS 100 million, (iv) liquidity (cash, short term investments and unutilized credit facilities) at Dori Construction and at its consolidated subsidiary is to be no less than NIS 40 million and NIS 30 million, respectively, (v) a ratio of Dori Construction's financial debt to its capital of no more than 70% (vi) a ratio of financial debt plus guarantees of no more than three times Dori Construction's tangible capital, it is noted that for this covenant a financing provider approved per Dori Construction’s request that it would apply starting from the financial reports as of June 30, 2016 (vii) a ratio of debt to total assets at Dori Construction and its subsidiary of no more than 30%, (viii) an undertaking not to create a fixed or floating charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party, and (ix) the financing bank’s share shall not exceed 30% of the financial debt (including guarantees) of Dori Construction Ltd. (x) an undertaking of Dori Construction not to draw on shareholders' loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank (xi) no change in the control or shareholders’ identity of a subsidiary of Dori Construction, (xii) a subsidiary of Dori Construction is to present positive EBITDA in every year of operation. As of December 31, 2015, Dori Group is in compliance with all these covenants.

On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

Within the framework of debentures (series G), Dori Group committed to comply with the following primarily covenants: adjusted equity of not less than NIS 200 million in the examination period and a ratio of financial debt to net CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed as well as not to perform profit distribution subsequent to which its adjusted equity according to the Consolidated Financial Statements, shall not to fall below NIS 240 million. As of the reporting date Dori Group is in compliance with these covenants.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Change (Decrease)
	2013	2014	2015	2013 Vs 2014	2014 Vs 2015
	(NIS in millions)			(%)	(%)
Net cash provided by operating activities	1,189	1,026	1,514	(14)	48
Net cash used in investing activities	(2,208)	(768)	(4,437)	(65)	478
Net cash provided by (used in) financing activities	428	(701)	4,665	(264)	(765)
Cash and cash equivalents, end of period	1,018	650	2,125	(36)	227

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our income producing properties (rental and other revenues less property operating expenses) and dividends from joint ventures, less cash flow used in construction works performed by Dori Construction, general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 1,514 million (U.S.$ 388 million) for the year ended December 31, 2015 compared to NIS 1,026 million for the year ended December 31, 2014. The increase of NIS 488 million, or 48%, was due primarily to initial consolidation of Atrium and the acquisition of Sektor and to a reduction of the negative cash flows from the construction works activity in 2015, compared with 2014.

Net cash provided by operating activities totaled NIS 1,026 million for the year ended December 31, 2014 compared to NIS 1,189 million for the year ended December 31, 2013. The decrease of NIS 163 million, or 14%, was due to negative cash flows from activity in the field of construction works.

Net Cash Used in Investing Activities

Net cash used in investing activities consists primarily of property acquisitions and dispositions, costs incurred with respect to developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash used in investing activities totaled NIS 4,437 million (U.S.$ 1,137 million) for the year ended December 31, 2015 compared with NIS 768 million used in investing activities for the year ended December 31, 2014. The increase of NIS 3,669 million in cash used for investing activities, or 478%, was due primarily to initial consolidation of Atrium and the acquisition of Sektor in the amount of NIS 1,088 million (U.S.$ 279 million), increase of NIS 1,552 million with respect to the acquisition of investment properties, net of cash flows from disposition, for the year ended 2015 compared with the year ended 2014 and an increase of NIS 880 million in investments and loans to investees for the year ended 2015 compared with the investment in 2014.

Net cash used in investing activities totaled NIS 768 million for the year ended December 31, 2014 compared with NIS 2,208 million used in investing activities for the year ended December 31, 2013. The decrease of NIS 1,440 million, or 65%, was due primarily to decrease of NIS 236 million with respect to the acquisition of investment properties, net of cash flows from dispositions, for the year ended 2014 compared with the year ended 2013 and a decrease of NIS 962 million in investments and loans to investees for the year ended 2014 compared to the year ended 2013.

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

Net cash provided by financing activities totaled NIS 4,665 million (US$ 1,196 million) for the year ended December 31, 2015 compared with NIS 701 million net cash used in financing activities for the year ended December 31, 2014. The increase of NIS 5,366 million, or 765%, is due primarily to an increase of NIS 1,856 million in net debenture issuance compared to the year ended December 31, 2014 and an increase of NIS 3,618 million due to proceed from obtaining loans, net of loans repayment to the year ended December 31, 2015 compared to the year ended December 31, 2014, increase of NIS 743 million due to proceed of long term credit facility from banks to the year ended December 31, 2015 compared to the year ended December 31, 2014, increase of NIS 482 million from the sale of Equity One’s shares and increase of NIS 468 million in capital issuance, offset by a decrease of NIS 1,298 million in repayment and early redemption of debentures and convertible debentures and a decrease of NIS 348 million due to dividend paid to non-controlling interests.

Net cash used for financing activities totaled NIS 701 million for the year ended December 31, 2014 compared with NIS 428 million net cash provided by financing activities for the year ended December 31, 2013. The decrease of NIS 1,129 million, or 264%, is due primarily to a decrease of NIS 2,183 million in net debenture issuance compared to the year ended December 31, 2013, offset by an increase of NIS 1,458 million in capital issuance.

2015. During the year ended December 31, 2015, we financed our activities primarily by:

●	the issuance of equity amounting to NIS 2,870 million, comprised of the issuance of equity amounting to NIS 586 million in Gazit-Globe, C$ 105 million of equity securities by First Capital, U.S.$ 109 million of equity securities by Equity One, EUR 345 million of equity securities by Citycon and EUR 3 million of equity securities by Atrium; and

●	the issuance of debentures, net of repayments, amounting to NIS 3,042 million, comprised of the net issuance of C$ 81 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 1,194 million, net issuance of EUR 578 million by Citycon, net issuance of EUR 37 million by Atrium, and net repayment of debentures by Equity One in the amount of U.S.$ 220 million, net repayment of debentures by Dori Group and its subsidiary in the amount of NIS 193 million; and

●	the sale of Equity One’s shares amounting to NIS 482 million (U.S.$ 124 million); and

●	Offset by:

●	acquisition of non-controlling interests amounting to NIS 197 million;

●	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 117 million, comprised of NIS 1,705 million receipt by Gazit-Globe and its private subsidiaries, U.S.$ 229 million receipt by Equity One, C$ 99 million receipt by First Capital, NIS 55 million receipt by Dori Group, and EUR 584 million repaid by Citycon, EUR 109 million repaid by Atrium and NIS 77 million repaid by Gazit Development; and

●	dividend distributions amounting to NIS 1,415 million mainly comprised of NIS 328 million paid by Gazit-Globe, U.S.$ 77 million paid by Equity One, C$ 110 million paid by First Capital, EUR 51 million paid by Citycon and EUR 46 million paid by Atrium.

2014. During the year ended December 31, 2014, we financed our activities primarily by:

●	the issuance of equity amounting to NIS 2,483 million, comprised of the issuance of equity amounting to NIS 118 million in Gazit-Globe, C$ 120 million of equity securities by First Capital, U.S.$ 145 million of equity securities by Equity One, EUR 313 million of equity securities by Citycon and NIS 4 million of equity securities by Gazit Development; and

●	the issuance of debentures, net of repayments, amounting to NIS 2,484 million, comprised of the net issuance of C$ 277 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 167 million, net issuance of EUR 327 million by Citycon, and net repayment of debentures by Dori Group and its subsidiary in the amount of NIS 96 million; and

Offset by:

●	acquisition of non-controlling interests amounting to NIS 325 million;

●	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 4,529 million, comprised of NIS 585 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 187 million repaid by Equity One, C$ 177 million repaid by First Capital, and EUR 572 million repaid by Citycon; and

●	dividend distributions amounting to NIS 1,057 million mainly comprised of NIS 318 million paid by Gazit-Globe, U.S.$ 67 million paid by Equity One, C$ 95 million paid by First Capital and EUR 34 million paid by Citycon.

2013. During the year ended December 31, 2013, we financed our activities primarily by:

●	the issuance of equity amounting to NIS 1,025 million, comprised of the issuance of equity amounting to NIS 489 million in Gazit-Globe, C$ 5 million of equity securities by First Capital, U.S.$ 5 million of equity securities by Equity One, EUR 99 million of equity securities by Citycon and NIS 27 million of equity securities by U. Dori Construction Ltd.; and

●	the issuance of debentures and convertible debentures, net of repayments, amounting to NIS 4,667 million, comprised of the net issuance of C$ 442 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 923 million, net issuance of EUR 428 million by Citycon, and net repayment of debentures by Dori Group and its subsidiary in the amount of NIS 115 million; and

offset by:

●	acquisition of non-controlling interests amounting to NIS 102 million; and

●	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 4,558 million, comprised of NIS 1,195 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 94 million repaid by Equity One, C$ 235 million repaid by First Capital, and EUR 476 million repaid by Citycon; and

●	dividend distributions amounting to NIS 996 million mainly comprised of NIS 298 million paid by Gazit-Globe, U.S.$ 71 million paid by Equity One, C$ 96 million paid by First Capital and EUR 25 million paid by Citycon.

Distributions

In November 1998, Gazit-Globe's Board of Directors adopted a policy of distributing a quarterly cash dividend, pursuant to which it announces of each year the amount of the minimum dividend it will pay in the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. On April 14, 2015, Gazit-Globe paid a quarterly cash dividend of NIS 0.46 (U.S.$ 0.12) per share. On July 6, 2015, Gazit-Globe paid a quarterly cash dividend of NIS 0.46 (U.S.$ 0.12) per share. On October 14, 2015, Gazit-Globe paid a quarterly cash dividend of NIS 0.46 (U.S.$ 0.12) per share. On December 29, 2015, Gazit-Globe paid a quarterly cash dividend of NIS 0.46 (U.S.$ 0.12) per share.

In March 2016, we announced that our minimum dividend to be declared in 2016 will not be less than NIS 0.46 (U.S.$ 0.12) per share for the first quarter of 2016, and starting the second quarter of 2016, the quarterly dividend would not be less than NIS 0.35 (U.S.$ 0.09) per share (NIS 1.51 (U.S.$ 0.39) per share in 2016).

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

For our discussion of the use of financial instruments for hedging purposes, see "Item 11—Quantitative and Qualitative Disclosures About Market Risk."

For our discussion of our material commitments for capital expenditures, please see "Cash Flows" above in this section and Note 26(c) to our audited consolidated financial statements included elsewhere in this Annual report.

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2015. The table presents information on the assets of Gazit-Globe and its private subsidiaries (based on Gazit-Globe's proportionate ownership of its private subsidiaries), with each of our public subsidiaries being presented according to the equity method under IFRS. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

A significant proportion of our consolidated assets are held through our public subsidiaries, the results of each of which are either fully consolidated or accounted for using the equity method in accordance with IFRS in our consolidated financial statements. The securities in our public subsidiaries presented in the table below are publicly traded. We believe this additional disclosure together with the net liabilities presented in the following table is valuable to investors in analyzing and understanding our net asset value, or NAV, also referred to as equity attributable to equity holders of the Company, in addition to our EPRA NAV and EPRA NNNAV presented below. In particular, we believe the tables provide investors with information that can be used to compute our NAV (for example, by calculating NAV based on the market price of the securities of our public subsidiaries).

We present our investment in public subsidiaries net of liabilities in the following table because our public subsidiaries have traditionally satisfied their own short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. The liquidity and available borrowings of each of our public subsidiaries are not available to support the others' operations. We present the book value attributable to our private subsidiaries on a gross asset basis in the following table because traditionally the short-term liquidity and long-term capital requirements of our private subsidiaries have been funded through a combination of sources, primarily from Gazit-Globe. The liquidity and available borrowings of Gazit-Globe and its private subsidiaries are generally available to support of all of our private subsidiaries' operations (as well as investments in our public subsidiaries).

Assets Summary Table

Name of Company/Region	Type of Security/Property	Holding (Number of Shares)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Equity One	Shares (NYSE)	49.6	3,570	915	5,258	1,348
First Capital (4)	Shares (TSX)	95.1	4,320	1,107	4,913	1,259
Citycon	Shares (OMX)	386.0	4,133	1,059	3,934	1,008
Atrium	Shares (Euronext,VSX)	206.7	4,555	1,167	3,134	803
Dori Group (5)	Capital note and shares	-	194	50	-	-
Property in Europe	Income-producing property	-	440	113	-	-
Land in Europe (6)	property under development and land	-	178	46	-	-
Brazil	Income-producing property and property under development	-	1,017	261	-	-
Israel (6)	Income-producing property	-	2,067	530	-	-
Land in Israel (6)	property under development and land	-	204	52	-	-
Total book value			20,678	5,300

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2015 according to the equity method under IFRS. The presentation of our investment in securities of our public subsidiaries is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value which is equal to the equity attributable to equity holders of the Company in our consolidated financial statements.
(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2015 as determined in accordance with IAS 40 and as such investments are presented in our consolidated financial statements.
(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2015.
(4)	In January 2016, the company sold 6.5 million First Capital shares for a total consideration of C$ 117 million.
(5)	Represents the economic interest in Dori Group. For additional details regarding the sale of all the shares in Dori Group, in January 2016, refer to Note 9g to our audited consolidated financial statements included elsewhere in this annual report.
(6)	Presented according to the proportionate consolidation method (84.7%).

The following table presents information on the assets of Gazit-Globe and its subsidiaries and affiliates as of December 31, 2015, with each of our operating subsidiaries and affiliates being presented according to the equity method under IFRS.

Name of Company/Region	Type of Security	Holding (Number of Shares)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
		In millions
Equity One	Shares (NYSE)	49.6	3,570	915	5,258	1,348
First Capital	Shares (TSX)	95.1	4,320	1,107	4,913	1,259
Citycon	Shares (OMX)	386.0	4,133	1,059	3,934	1,008
Atrium	Shares (Euronext,VSX)	206.7	4,555	1,167	3,134	803
Gazit Germany	Shares	-	168	43	-	-
Gazit Development	Shares	-	221	57	-	-
Brazil	Shares	-	1,403	360	-	-
Total book value			18,370	4,708

(1)	This represents the book value of the investments as of December 31, 2015 according to the equity method under IFRS. The table presents the book value of such investments on an unconsolidated basis.
(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2015.

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries (based on Gazit-Globe's proportionate ownership of its private subsidiaries) and our consolidated liabilities as of December 31, 2015. Liabilities of public subsidiaries are not presented in this table as the investment in public subsidiaries in the table above has been presented according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries (based on Gazit-Globe's proportionate ownership of its private subsidiaries) is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	12,644	(2)	3,240	12,644	(2)	3,240	30,895	(3)	7,918
Debts to financial institutions	2,202	(4)	564	2,829	(5)	725	13,383	(6)	3,430
Other liabilities	205	(7)	53	659	(8)	169	31,044	(9)	7,956
Total liabilities and non-controlling interests	15,051		3,857	16,132		4,134	75,322		19,304
Less—monetary assets and other investments (10)	4,193	(11)	1,074	2,966	(12)	759	5,524	(13)	1,416
Liabilities, net	10,858		2,783	13,166		3,375	69,798		17,888

(1)	Includes Gazit-Globe's wholly-owned, non-operating private subsidiaries.
(2)	Represents NIS 29,480 million of debentures recorded as non-current liabilities and NIS 1,415 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 18,940 million of debentures issued by public subsidiaries, plus NIS 689 million Globe's loan from financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded on our consolidated financial statements as of December 31, 2015.
(3)	Represents NIS 29,480 million of debentures recorded as non-current liabilities and NIS 1,415 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015.
(4)	Represents NIS 11,457 million of debt to financial institutions recorded as non-current liabilities and NIS 1,926 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 9,750 million of public subsidiary debt to financial institutions, minus NIS 742 million of our operating private subsidiaries debt to financial institutions, minus NIS 689 million Globe's loan from financial institution.

(5)	Represents NIS 11,457 million of debt to financial institutions recorded as non-current liabilities and NIS 1,926 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 9,750 million of public subsidiary debt to financial institutions, minus NIS 689 million Globe's loan from financial institution and minus NIS 115 million of debt to financial institutions of Gazit Development (reflecting the 15.3% minority interest in such debt).
(6)	Represents NIS 11,457 million of debt to financial institutions recorded as non-current liabilities and NIS 1,926 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015.
(7)	Represents NIS 2,510 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 23,483 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 6,079 million of such liabilities of public subsidiaries and our operating private subsidiaries, minus NIS 24,205 million of non-controlling interests of our public subsidiaries and our operating private subsidiaries, minus NIS 555 million of other adjustments attributable to our public subsidiaries.
(8)	Represents NIS 2,510 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 23,483 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 5,573 million of such liabilities of public subsidiaries, minus NIS 8 million of such liabilities of Gazit Development (reflecting the 15.3% minority interest in such liabilities), minus NIS 24,205 million of non-controlling interests of our public subsidiaries, minus NIS 72 million of such liabilities of Gazit Development (reflecting the 15.3% minority interest in such liabilities) and minus NIS 527 million of other adjustments attributable to our public subsidiaries and the 15.3% minority interest in Gazit Development.
(9)	Represents NIS 2,510 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 23,483 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2015.
(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.
(11)	Represents NIS 3,297 million of monetary assets recorded as current assets and NIS 2,227 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 3,471 million of such assets of public subsidiaries and our operating private subsidiaries, plus NIS 2,140 million of loans to our operating private subsidiaries.
(12)	Represents NIS 3,297 million of monetary assets recorded as current assets and NIS 2,227 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 2,825 million of such assets of public subsidiaries plus NIS 267 million of monetary assets of Gazit Development.
(13)	Represents NIS 3,297 million of monetary assets recorded as current assets and NIS 2,227 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2015.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2015:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	18,370	4,708
Liabilities, net	(10,858)	(2,783)
Net Asset Value (NAV)	7,512	1,925
Equity attributable to equity holders of the Company in our consolidated financial statements	7,512	1,925

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our consolidated financial statements as of December 31, 2015:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	20,678	5,300
Liabilities, net	(13,166)	(3,375)
Net Asset Value (NAV)	7,512	1,925
Equity attributable to equity holders of the Company in our consolidated financial statements	7,512	1,925

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2015, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and affiliates is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, which might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. It is emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, the following assumptions were taken into account:

●	The NOI for the period for each of our subsidiaries and affiliates.

●	Our proportionate share in the NOI of our subsidiaries and affiliates.

	Year Ended December 31,			Three Months Ended December 31,
	2014	2015		2014	2015
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	4,913	6,150	1,576	1,259	1,562	400
Property operating expenses	(1,584)	(1,966)	(504)	(419)	(515)	(132)
NOI for the period	3,329	4,184	1,072	840	1,047	268
Less—minority’s share in NOI	(1,660)	(2,179)	(558)	(435)	(563)	(144)
Add—Company’s share in NOI of jointly controlled companies	386	45	12	100	14	4
NOI for the period—Our proportionate share	2,055	2,050	526	505	498	128
NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the period(1)	2,055	2,050	526	2,020	1,992	512

(1)	NOI for the fourth quarter of 2015 or 2014, as applicable, multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2015 and 2014, as applicable.

The following table presents a reconciliation between gross profit and NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the periods presented:

	Year Ended December 31,			Three Months Ended December 31,
	2014	2015		2014	2015
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Gross profit	3,026	4,088	1,048	801	1,033	265
Revenues from sale of buildings, land and construction works performed (1)	(1,357)	(1,153)	(296)	(343)	(213)	(55)
Cost of buildings sold, land and construction works performed (1)	1,660	1,249	320	382	227	58
Non-controlling interests’ share in the NOI	(1,660)	(2,179)	(558)	(435)	(563)	(144)
Group’s share in the NOI of jointly controlled companies	386	45	12	100	14	4
NOI based on our proportionate share in the NOI of our subsidiaries and affiliates	2,055	2,050	526	505	498	128

(1)	Revenues from sale of buildings, land and construction works performed primarily comprises revenue from construction works performed by Dori Group and also First Capital starting in 2013. Cost of sale of buildings, land and construction works performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different capitalization rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2015. It should be noted that this presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2015:

Capitalization Rate:	5.75%	6.00%	6.25%	6.50%	6.75%
Value of income-producing property (NIS in millions) (1)	34,628	33,186	31,858	30,633	29,498
(U.S.$ in millions)	8,874	8,505	8,165	7,851	7,560

(1)	NOI divided by the capitalization rate.

Properties under development, which are not yet operating or whose development has not yet been completed, which includes land for future development and which are presented at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2015, amounted to NIS 1,902 million (U.S.$ 487 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2015:

	NIS in millions	U.S.$ in millions
Investment property under development and Land (1)	2,612	669
Adjustments to properties under development(2)	311	80
Non-controlling interests’ portion of such properties	(1,021)	(262)
Investment property under development (according to the proportionate consolidation method)	1,902	487

(1)	Including land held for sale in amount of NIS 12 Million.
(2)	Adjustments to exclude the operating portion with respect to properties under development and to include properties which began to operate at the end of 2015 and thus has not yet produced income.

Our liabilities, net of monetary assets (according to the proportionate consolidation method) as of December 31, 2015, amounted to NIS 24,620 million (U.S.$ 6,310 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2015:

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	21,073	(1)	5,401	30,895	(2)	7,918
Debts to financial institutions	7,056	(3)	1,808	13,383	(4)	3,430
Other liabilities	358	(5)	92	31,044	(6)	7,956
Total liabilities and non-controlling interest	28,487		7,301	75,322		19,304
Less—monetary assets and other investments (7)	3,867	(8)	991	5,524	(9)	1,416
Liabilities, net	24,620		6,310	69,798		17,888

(1)	Represents NIS 29,480 million of debentures recorded as non-current liabilities and NIS 1,415 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 10,511 million of debentures which we do not proportionately consolidate, plus NIS 689 million Globe's loan from financial institution.
(2)	Represents NIS 29,480 million of debentures recorded as non-current liabilities and NIS 1,415 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015.
(3)	Represents NIS 11,457 million of debt to financial institutions recorded as non-current liabilities and NIS 1,926 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 5,638 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 689 million Globe's loan from financial institution.
(4)	Represents NIS 11,457 million of debt to financial institutions recorded as non-current liabilities and NIS 1,926 million of debt to financial institutions recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2015.

(5)	Represents NIS 2,510 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 23,483 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 23,553 million of non-controlling interests plus our proportionately consolidated portion of convertible debentures in the amount of NIS 401 million, plus our proportionately consolidated portion of liabilities attributed to assets held for sale in the amount of NIS 27 million and excluding NIS 2,510 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividend payable recorded as current liabilities and NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.
(6)	Represents NIS 2,510 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 5,051 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 23,483 million of non-controlling interests, in each case on our consolidated statements of financial position as of December 31, 2015.
(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivables, financial derivatives, and other long term investments and loans.
(8)	Represents NIS 3,297 million of monetary assets recorded as current assets and NIS 2,227 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2015, minus NIS 1,575 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 854 million of trades and accounts receivables, plus NIS 292 million of loans to Gazit Development, plus NIS 440 million representing the net asset value of Dori Group and plus NIS 40 million of other investments.
(9)	Represents NIS 3,297 million of monetary assets recorded as current assets and NIS 2,227 million of monetary assets recorded as non-current assets, in each case on our consolidated statements of financial position as of December 31, 2015.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our operating investment properties in our principal areas of operations:

	USA *)	Canada	Northern Europe	Central- Eastern Europe *)	Israel
	%
December 31, 2015	5.8	5.7	5.7	**)7.3	7.2
December 31, 2014	6.1	5.8	6.1	8.0	7.2

*)	Market rent, as customary in these markets, excludes management fees.
**)	Excluding property under joint venture and assets held for sale- 7.4%.

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(NIS in millions)					(U.S.$ in millions)
Rental income	4,718	5,249	5,146	4,913	6,150	1,576
Property operating expenses	(1,522)	(1,705)	(1,689)	(1,584)	(1,966)	(504)
Net operating income	3,196	3,544	3,457	3,329	4,184	1,072

The following table shows the reconciliation between gross profit and NOI for the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(NIS in millions)					(U.S.$ in millions)
Reconciliation of gross profit to NOI:
Gross Profit	3,230	3,584	3,441	3,026	4,088	1,048
Revenues from sale of buildings, land and construction works performed (1)	(1,001)	(1,760)	(1,672)	(1,357)	(1,153)	(296)
Cost of buildings sold, land and construction works performed (1)	967	1,720	1,688	1,660	1,249	320
NOI	3,196	3,544	3,457	3,329	4,184	1,072

(1)	Revenues from sale of buildings, land and construction work performed primarily comprises revenue from construction work performed by Dori Group and starting in 2013, First Capital. Cost of sale of buildings, land and construction work performed primarily comprises costs of construction work performed by Dori Group and starting in 2013, First Capital. Through April 17, 2011, Dori Group was included in our financial statements as an equity-accounted investee as required under IFRS. Since April 17, 2011, Dori Group has been fully consolidated due to our acquisition of an additional interest in Dori Group, until January 2016 when Gazit Development sold its entire stake. For details regarding the sale of Dori Group shares refer to Note 9g to the financial statements included elsewhere in this Annual report.

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

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2011	2012	2013	2014	2015	2015
	(NIS in millions)					(U.S.$ in millions)
Reconciliation of net income to adjusted EBITDA:
Net income	2,029	2,413	2,185	1,083	2,306	591
Depreciation	28	34	34	32	50	13
Non-recurring items (1)	130	36	40	45	59	14
Valuation gains from investment property	(1,692)	(1,938)	(962)	(1,053)	(711)	(182)
Other income	(115)	(164)	(218)	(55)	(31)	(8)
Other expenses	110	47	74	81	798	205
Share in earnings of equity-accounted investees, net	(334)	(299)	(149)	(12)	(242)	(62)
Company’s share in adjusted EBITDA of equity-accounted investees	231	276	287	333	-	-
Finance expenses	2,197	2,214	2,185	2,115	1,852	475
Finance income	(72)	(120)	(549)	(157)	(861)	(221)
Taxes on income	352	758	265	405	183	47
Adjusted EBITDA	2,864	3,257	3,192	2,817	3,403	872

(1)	Adjustments related to incremental leasing costs not capitalized to properties, adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior officers, the adjustment (through 2011) of income from the waiver of bonuses by our chairman and our executive vice chairman (including with respect to the expiry of the employment agreement with our chairman), extraordinary legal proceedings not related to the reporting periods and compromise settlement with VAT Authorities.

EPRA Earnings and Adjusted EPRA Earnings

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their "EPRA Earnings". “EPRA Earnings” is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association, or EPRA, which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. The "EPRA Earnings" is calculated as the net income attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development and other investments, various capital gains and losses, gains (losses) from early redemption of debentures and unwinding of financial derivatives, gains from bargain purchase, goodwill impairment, changes in the fair value through profit or loss with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

In the United States, where financial statements are prepared in conformity with United States generally accepted accounting principles, it is customary for companies with income-producing property to publish their funds from operations, or FFO, results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company's share in property depreciation and other amortization), in accordance with the position paper issued by the U.S.-based National Association of Real Estate Investment Trusts, or NAREIT.

We believe that "EPRA Earnings" is similar in substance to FFO, with adjustments primarily for the results reported under IFRS. We believe that publication of "EPRA Earnings", which is computed according to the directives of EPRA, and Adjusted EPRA Earnings are more useful to investors than FFO because our financial statements are prepared in conformity with IFRS. In addition, publication of Adjusted "EPRA Earnings" provides a better basis for the comparison of our operating results in a particular period to those of previous periods and strengthens the uniformity and the comparability of this financial measure to that published by other European property companies.

As clarified in the EPRA and NAREIT position papers, the "EPRA Earnings" and FFO measures do not represent cash flows from current operations according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, they are not a substitute for the reported net income and are unaudited.

The tables below present the calculation of our "Adjusted EPRA Earnings" which is what management uses to evaluate the performance of our company, as well as "EPRA Earnings" computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2013	2014	2015	2015
In millions (except for per share data)	(NIS )			(U.S.$ )
Net income attributable to equity holders of the Company	927	73	620	159
Adjustments:
Fair value gain on investment property and investment property under development, net	(962)	(1,053)	(711)	(182)
Capital loss on sale of investment property	52	65	106	27
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(435)	156	(693)	(178)
Adjustments with respect to equity-accounted investees	60	324	(50)	(13)
Loss from decrease in holding interest and disposal of investees	11	1	1,533	393
Deferred taxes and current taxes with respect to disposal of properties	262	399	138	35
Acquisition costs recognized in profit or loss	10	6	41	11
Gain from bargain purchase, net of goodwill impairment	(173)	(47)	(1,026)	(263)
Loss from early redemption of interest-bearing liabilities and financial derivatives	142	154	78	20
Non-controlling interests’ share in the above adjustments	375	267	395	101
Total adjustments	(658)	272	(189)	(49)

EPRA Earnings	269	345	431	110
Additional adjustments (1):
CPI linkage differences	152	(5)	(77)	(20)
Depreciation and amortization	16	13	21	5
Adjustments with respect to equity-accounted investees	27	(3)	-	-
Other adjustments (2)	121	248	252	65
Total additional adjustments	316	253	196	50
Adjusted EPRA Earnings	585	598	627	160
Basic net income per share	5.41	0.41	3.47	0.89
Diluted net income per share	5.35	0.39	3.45	0.88
EPRA Earnings per share (basic and diluted)	1.57	1.96	2.42	0.62
Adjusted EPRA Earnings per share (basic)	3.42	3.39	3.51	0.90
Adjusted EPRA Earnings per share (diluted)	3.41	3.39	3.51	0.90
Weighted average number of shares used to calculate: basic net income per share, EPRA Earnings per share and adjusted EPRA Earnings per share (in thousands of shares) (3)	171,103	176,459	178,426	178,426
Weighted average number of shares used to calculate: diluted net income per share, EPRA Earnings per share and adjusted EPRA Earnings per share (in thousands of shares) (3)	171,413	176,546	178,601	178,601

(1)	Additional adjustments are presented net of non-controlling interest share.
(2)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of the engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings); income and expenses from operations not related to income producing property (including the results of Dori Group) and the cost of debt with respect thereto; non-recurring restructuring expenses; and incremental leasing costs (mainly salary) incurred in the leasing of properties.
(3)	Weighted average for each applicable period.

	Year Ended December 31,
	2013	2014	2015	2015
Per share	NIS			U.S.$
Net income attributable to equity holders of the Company	5.41	0.41	3.47	0.89
Adjustments:
Fair value gain on investment property and investment property under development, net	(5.62)	(5.97)	(3.98)	(1.02)
Capital loss on sale of investment property	0.30	0.37	0.59	0.15
Changes in the fair value of financial instruments including derivatives, measured at fair value through profit and loss	(2.54)	0.88	(3.88)	(0.99)
Adjustments with respect to equity-accounted investees	0.35	1.84	(0.28)	(0.07)
Loss from decrease in holding interest and disposal of investees	0.07	0.01	8.59	2.20
Deferred taxes and current taxes with respect to disposal of properties	1.53	2.27	0.77	0.19
Acquisition costs recognized in profit or loss	0.06	0.03	0.23	0.06
Gain from bargain purchase, net of goodwill impairment	(1.01)	(0.27)	(5.75)	(1.47)
Loss from early redemption of interest-bearing liabilities and financial derivatives	0.83	0.87	0.44	0.11
Non-controlling interests’ share in the above adjustments	2.19	1.52	2.22	0.57
Total adjustments	(3.84)	1.55	(1.05)	(0.27)
EPRA Earnings	1.57	1.96	2.42	0.62
Additional adjustments (1):
CPI linkage differences	0.89	(0.03)	(0.43)	(0.11)
Depreciation and amortization	0.09	0.07	0.11	0.03
Adjustments with respect to equity-accounted investees	0.16	(0.02)	-	-
Other adjustments (2)	0.71	1.41	1.41	0.36
Total additional adjustments	1.85	1.43	1.09	0.28
Adjusted EPRA Earnings	3.42	3.39	3.51	0.90

(1)	Additional adjustments are presented net of non-controlling interest share.
(2)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings); income and expenses from operations not related to income producing property (including the results of Dori Group) ; the cost of debt with respect thereto; non-recurring restructuring expenses; and incremental leasing costs (mainly salary) incurred in the leasing of properties.

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we are active and consistent with EPRA's position paper, we disclose net asset value data, referred to as EPRA NAV. EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of financial derivatives (with the exception of financial derivatives used for currency hedging), which are treated as hedging instruments from an economic perspective, but which do not meet the criteria for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of properties to their fair value. We also disclose EPRA triple net asset value data, referred to as EPRA NNNAV, which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to reflect the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

According to EPRA, shareholder's equity, also referred to as net asset value, or NAV, reported in the financial statements under IFRS does not provide investors with the most relevant information on the fair value of the assets and liabilities within an ongoing real estate investment company with a long-term investment strategy. The purpose of EPRA NAV is to highlight the fair value of net assets on an ongoing, long-term basis. Assets and liabilities that are not expected to crystallize in normal circumstances, such as the fair value of financial derivatives and deferred taxes on property valuation surpluses are therefore excluded. Similarly, properties acquired exclusively with a view to subsequent disposal in the near future or for development and resale are adjusted to their fair value under EPRA NAV.

While EPRA NAV is designed to provide a consistent measure of the fair value of a company's net assets on a going concern basis, some investors like to use a "spot" measure of NAV which shows all assets and liabilities at their fair value. The objective of EPRA NNNAV is to report net asset value including fair value adjustments in respect of all material balance sheet items which are not reported at their fair value as part of the EPRA NAV.

These data do not constitute a valuation of our assets and do not replace the data presented in our financial statements. Rather they provide an additional way of viewing our results in accordance with the recommendations of EPRA. In addition, these measures enable our results to be compared with those of other European property companies. We calculate EPRA NAV and EPRA NNNAV in accordance with EPRA's Best Practices Recommendations.

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2013	2014	2015	2015
in millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,802	8,023	7,512	1,925
Adjustments for neutralization of fair value of derivatives (1)	(60)	(9)	34	9
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2) (3)	2,158	2,363	2,795	716
Adjustments with respect to affiliates	300	363	-	-
Net asset value—EPRA NAV	10,200	10,740	10,341	2,650
EPRA NAV per share (in NIS)	57.9	60.2	52.9	13.5
Number of shares used to calculate EPRA NAV per share(in thousands of shares) (4)	176,094	178,485	195,611	195,611

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA's Best Practices Recommendations, the provision of these taxes is added back to shareholder's equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	Net of goodwill generated in business combinations against deferred tax liability.
(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2013	2014	2015	2015
	NIS			U.S.$
EPRA NAV—Per Share
Equity attributable to the equity holders of the Company, per the financial statements	44.3	45.0	38.4	9.8
Adjustments for neutralization of fair value of derivatives (1)	(0.3)	(0.1)	0.2	0.1
Provision for tax on revaluation of investment property to fair value (net of minority’s share) (2) (3)	12.2	13.3	14.3	3.6
Adjustments with respect to affiliates	1.7	2.0	-	-
Net asset value—EPRA NAV	57.9	60.2	52.9	13.5

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedge from accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report. This adjustment is recommended by EPRA because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. In calculating EPRA NNNAV (see below) the fair value of these derivatives is reinstated.
(2)	This adjustment is recommended by EPRA because taxes in respect of the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Accordingly, in accordance with EPRA's Best Practices Recommendations, the provision of these taxes is added back to shareholder's equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.
(3)	Net of goodwill generated in business combinations against deferred tax liability.

	As of December 31,
	2013	2014	2015	2015
in millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	10,200	10,740	10,341	2,650
Adjustment for addition of fair value of derivatives (1)	60	9	(34)	(9)
Adjustments of financial liabilities to fair value (2)	(1,460)	(1,833)	(1,035)	(265)
Other adjustments to provision for deferred taxes (3)	(1,124)	(1,266)	(1,689)	(433)
Adjustments with respect to affiliates	(315)	(441)	-	-
“Adjusted” net asset value—EPRA NNNAV	7,361	7,209	7,583	1,943
EPRA NNNAV per share (in NIS)	41.8	40.4	38.8	9.9
Number of shares used to calculate EPRA NNNAV per share (in thousands of shares) (4)	176,094	178,485	195,611	195,611

(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge from an accounting perspective. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see Notes 2(n) and 37(b) to our consolidated financial statements included elsewhere in this Annual Report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual Report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.
(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
EPRA NNNAV—Per Share	2013	2014	2015	2015
	NIS			U.S.$
EPRA NAV	57.9	60.2	52.9	13.5
Adjustment for addition of fair value of derivatives (1)	0.3	0.1	(0.2)	(0.1)
Adjustments of financial liabilities to fair value (2)	(8.2)	(10.3)	(5.3)	(1.3)
Other adjustments to provision for deferred taxes (3)	(6.4)	(7.1)	(8.6)	(2.2)
Adjustments with respect to affiliates	(1.8)	(2.5)	-	-
“Adjusted” net asset value—EPRA NNNAV	41.8	40.4	38.8	9.9

(1)	Represents the fair value less the intrinsic value of hedge derivatives that are not accounted for as a hedge for accounting purposes. The fair value of investments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives see Notes 2(n) and 37(b) to our audited consolidated financial statements included elsewhere in this Annual report.
(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures) is calculated by reference to quoted market prices at the close of business on the balance sheet date. The fair value of financial instruments that are not quoted in an active market is estimated using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities see Notes 2(n) and 37(b) audited to our consolidated financial statements included elsewhere in this Annual report.
(3)	Represents the add back of provisions for deferred tax in respect of revaluation of investment property excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

Critical Accounting Policies

Our accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included elsewhere in this annual report. The preparation of financial statements in conformity with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. While management believes the factors evaluated provide a meaningful basis for establishing and applying sound accounting policies, management cannot guarantee that the estimates will always be consistent with actual results. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates and could have a material adverse effect on our reported results. See "Item 3—Key Information—Risk Factors" for a discussion of the possible risks which may affect these estimates.

We believe that the accounting policies discussed below are critical to our financial results and to the understanding of our past and future performance, as these policies relate to the more significant areas involving management's estimates and assumptions. We consider an accounting estimate to be critical if: (1) it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and (2) changes in the estimate could have a material impact on our financial condition or results of operations.

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

In evaluating the effective control on our investees we consider the following aspects to determine if effective control exists:

●	Whether we hold a significant voting interest (but less than half the voting rights).

●	Whether there is a wide diversity of public holdings of the remaining shares conferring voting rights.

●	Whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the ability to nominate the majority of the board members.

●	The absence of a single entity beside us, which holds a significant portion of the investee's shares.

●	Our ability to establish policies and guide operations by indirectly appointing the remainder of the investee's senior management.

●	Whether the non-controlling interests have participation rights or other preferential rights, excluding traditional shareholder protective rights.

Entities we control are fully consolidated in our financial statements. All significant intercompany balances and transactions are eliminated in consolidation. Non-controlling interests of subsidiaries represent the non-controlling shareholders' proportionate interest in the comprehensive income (loss) of the subsidiaries and fair value of the net assets or the net identifiable assets upon the acquisition of the subsidiaries.

For the year ended December 31, 2015, Equity One, First Capital, Atrium and Citycon were consolidated based on our determination of effective control. Please see Note 2(c) to our audited consolidated financial statements included elsewhere in this Annual Report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

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

When we acquire non-controlling interests, the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration we received and the carrying amount of the non-controlling interests in the subsidiary, adjusted for the disposal of goodwill in the subsidiary, if any, and for amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which is referred to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements are translated as follows: (1) assets and liabilities are translated at the closing rate at the date of that balance sheet, (2) income and expenses are translated at average exchange rates for the presented periods and (3) share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence. All resulting translation differences are recognized in a separate component in equity - "adjustments from translation of financial statements", as other comprehensive income (loss).

Investment Property and Investment Property Under Development

Under IAS 40 "Investment Property," investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2015, we wrote up the value of our properties on a consolidated basis by NIS 711 million (of which Gazit-Globe's share was NIS 196 million). This compares to a write up in 2014 of NIS 1,053 million (of which Gazit-Globe's share was NIS 554 million) and a write up in 2013 of NIS 962 million (of which Gazit-Globe's share was NIS 388 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably measured. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, as well as borrowing costs used to finance the land and the construction, direct incremental planning and development costs, as well as brokerage fees relating to agreements to lease the property and other incremental lease-up costs. As of December 31, 2015, 100.0% of our investment property under development and land for future development were measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 70.7% of such investment properties for the year ended December 31, 2015 in fair value terms (of which 54.7% were performed at December 31, 2015). Fair value of investment property under development and land was determined by accredited independent appraisers with respect to 79.1% of such investment properties during the year ended December 31, 2015 (68.7% of which were performed at December 31, 2015). The remainder of the valuations was performed by the management of our subsidiaries including by internal professional appraisers. Fair value of investment property and investment property under development, is determined by the appraisers and our management based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the external valuation experts rely on market prices, applying necessary adjustments, to the extent that such information is available (During 2015, 86.5% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (DCF including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and future capital expenditure projections. Changes in the assumptions that are used to measure the investment property may lead to a change in the fair value. See Note 12(c) to our audited consolidated financial statements included elsewhere in this Annual Report for the capitalization rates implied in the valuations and the market rent of the investment property. See Notes 12(c) and 13(d) to our audited consolidated financial statements included elsewhere in this Annual Report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

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

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a cash flows hedge with respect to principal and interest, the cash flows received or paid are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component.

Fair Value Measurements

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

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

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

All assets and liabilities that are measured at fair value or whose fair value is disclosed are divided into categories within a fair value hierarchy, based on the lowest level input that is significant to the entire fair value measurement:

●	Level 1: Prices quoted (un-adjusted) on active markets of similar assets and liabilities.

●	Level 2: Data other than quoted prices included in level 1, which may be directly or indirectly observed.

●	Level 3: Data not based on observable market information (valuation techniques not involving use of observable market data). Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

Changes in the underlying valuation assumptions could result in significant changes in the values of our assets and liabilities and our results of operations.

Business Combinations and Goodwill

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the identified assets granted, identified liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of all business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquired entity's net identifiable assets. The direct costs relating to the acquisition are recognized immediately as an expense in profit or loss and are not part of the acquisition cost.

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

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and our share in the net fair value of the associates or joint ventures' net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint venture as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. All deferred tax assets and deferred tax liabilities are presented on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. Any resulting reduction or reversal is recognized in profit or loss, unless related to an item that is recognized in equity. As of December 31, 2015, we had NIS 105 million (U.S.$ 27 million) of deferred tax assets and NIS 4,661 million (U.S.$ 1,195 million) of deferred tax liabilities as compared to NIS 78 million of deferred tax assets and NIS 3,618 million of deferred tax liabilities as of December 31, 2014.

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

Nevertheless, deferred taxes are recognized for the undistributed earnings of a subsidiary, which qualifies as a REIT for tax purposes, such as Equity One, due to the REIT's policy to distribute most of its taxable income to its shareholders. These deferred taxes are recognized based on our interests in the REIT. For additional information refer to Note 25(b) to our audited consolidated financial statements included elsewhere in this Annual report.

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

The amendment was implemented prospectively from January 1, 2015. The amendment had no material effect on the company’s financial statements.

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

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2018 or thereafter. Earlier application is permitted. We are evaluating the potential effect of the adoption of IFRS 15 but at this stage we are unable to assess its effect, if any, on our financial statements.

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

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, investments in debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

●	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value.

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

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, "Leases", ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

According to the new Standard:

●	In respect of all leases, lessees are required to recognize an asset against a liability in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Interest expenses and depreciation expenses will be recognized separately.

●	Variable lease payments that are not CPI or interest dependent based on performance or use (such as percentage of turnover) will be recognized as expenditure by the lessees or as income by the lessors as incurred.

●	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

●	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

●	Lessors' accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is simultaneously applied.

The new Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required.

The Company is studying the possible effect of the new Standard. At this stage, the Company is unable to quantify the impact on the financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

See "Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers."

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,123,632	225,307	1,557,895	747,062	593,368
Mortgages	533,888	11,072	22,143	347,242	153,431
Unsecured debentures (1)	11,678,669	964,723	2,120,303	2,619,344	5,974,299
Leases	16,182	11,642	4,540	-	-
Interest obligations	3,373,854	632,775	845,568	824,819	1,070,692
Financial guarantees	40,266	35,147	978	-	4,141
Purchase contracts	1,085	1,085	-	-	-
Total	18,767,576	1,881,751	4,551,427	4,538,467	7,795,931

(1)	Includes a secured series amounting to NIS 799 million

The following table summarizes the contractual obligations of Equity One as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	2,228,042	-	374,592	1,853,450	-
Mortgages	1,100,477	196,688	623,684	114,489	165,616
Unsecured debentures	2,022,801	-	852,201	-	1,170,600
Leases	165,921	6,575	11,011	11,191	137,144
Construction commitments	587,379	378,796	176,917	31,666	-
Interest obligations	739,375	210,354	283,063	140,794	105,164
Total	6,843,995	792,413	2,321,468	2,151,590	1,578,524

The following table summarizes First Capital’s contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	719,251	29,537	140,964	548,750	-
Mortgages	2,879,126	512,763	714,545	521,017	1,130,801
Unsecured debentures	6,331,726	-	1,125,640	914,583	4,291,503
Convertible debentures(1)	949,115	-	339,347	609,768	-
Leases	59,260	2,665	5,457	5,521	45,617
Construction commitments	669,688	595,891	73,797	-	-
Interest obligations	2,516,010	502,680	845,520	585,824	581,986
Financial guarantees	156,464	-	-	-	156,464
Total	14,280,640	1,643,536	3,245,270	3,185,463	6,206,371

(1)	Consistent with existing practice, it is First Capital's intention to continue to satisfy its obligations of principal and interest payments in respect of all of its outstanding convertible debentures by the issuance of common shares.

The following table summarizes Citycon's contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,432,777	712,906	-	719,871	-
Mortgages	574,906	-	-	-	574,906
Unsecured debentures	6,643,503	-	587,757	2,123,400	3,932,346
Leases	36,047	3,143	28,356	-	4,548
Construction commitments	930,903	769,045	145,580	16,278	-
Interest obligations	1,486,626	248,170	672,426	480,576	85,454
Financial guarantees	527,104	69,482	157,437	13,513	286,672
Total	11,631,866	1,802,746	1,591,556	3,353,638	4,883,926

The following table summarizes Atrium's contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	678,479	7,618	219,108	19,535	432,218
Unsecured debentures (1)	3,626,130	-	16,350	1,486,380	2,123,400
Leases	747,355	16,280	28,264	26,087	676,724
Construction commitments	369	-	221	140	8
Interest obligations	957,061	163,021	317,346	309,483	167,211
Total	6,009,394	186,919	581,289	1,841,625	3,399,561

(1)	Includes a secured series amounting to NIS 16 million

The following table summarizes Dori Group's contractual obligations as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	185,267	174,825	8,167	2,275	-
Unsecured debentures	285,077	55,082	110,165	87,456	32,374
Interest obligations	49,197	19,955	21,307	7,049	886
Total	519,541	249,862	139,639	96,780	33,260

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2015:

Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	7,688,969	1,142,575	2,081,618	3,871,408	593,368
Mortgages	5,766,876	728,141	1,579,480	1,002,283	2,456,972
Unsecured debentures*)	30,587,906	1,019,805	4,812,416	7,231,163	17,524,522
Convertible debentures**)	949,115	-	339,347	609,768	-
Leases	1,024,765	40,305	77,628	42,799	864,033
Construction commitments	2,188,339	1,743,732	396,515	48,084	8
Interest obligations	9,122,123	1,776,955	2,985,230	2,348,545	2,011,393
Financial guarantees	723,834	104,629	158,415	13,513	447,277
Purchase contracts	1,085	1,085	-	-	-
Total	58,053,012	6,557,227	12,430,649	15,167,563	23,897,573

*)	Refer to footnote (1) in Gazit-Globe and its private subsidiaries table of this section.
**)	Refer to footnote (1) in First Capital table of this section

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	66	Chairman of the Board	2016
Arie Mientkavich	73	Deputy Chairman of the Board	2016
Dor J. Segal (2)	54	Executive Vice Chairman of the Board	2016
Rachel Lavine	50	Chief Executive Officer and Director	2016
Adi Jemini	38	Chief Financial Officer	2018
Rami Vaisenberger	43	Vice President and Controller	2018
Haim Ben-Dor (1)(3)(4)(6)	77	Director	2016
Yair Orgler (1)(2)(3)(4)(5)(6)	76	Director	November 2016
Noga Knaz (1)(3)(4)(5)(6)	49	Director	September 2017
Zehavit Cohen(1)(3)	52	Director	2016
Gary Epstein	68	Director	2016
Douglas Sesler	54	Director	2016
Ronnie Bar-On (1)(3)(4)(5)	67	Director	May 2019

(1)	Member of Audit Committee
(2)	Member of Investment Committee
(3)	Member of Compensation Committee
(4)	Member of Nominating and Corporate Governance Committee
(5)	External Director under Israeli law and subject to different rules than other directors as discussed below under "External Directors."
(6)	Member of the Corporate Responsibility Committee.

Chaim Katzman has served as the chairman of our board of directors since May 1995, and currently also serves as the chairman of the board of directors of Equity One, Citycon and Atrium and as a director of First Capital. He is currently also the chairman of the board of directors of Norstar, our controlling shareholder, a director of Gazit Development, and he also serves as director pf various private subsidiaries of the Company and Norstar. Mr. Katzman has been involved in the acquisition, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University.

Arie Mientkavich has served as the deputy chairman of our board of directors since April 2005. Until 2016 he also served as chairman of the board of directors of our subsidiary Dori Group. In addition, Mr. Mientkavich served as chairman of the board of Elron Electronics Industries, Ltd., or Elron, which holds interests in companies in fields of advanced technology including medical devices, information and communications technology and clean technology, and he also served as chairman of the board of Rafael Development Corporation and vice-chairman of the board of Ronson Europe N.V.. From May 2006 to January 2014, Mr. Mientkavich served as vice chairman of the board of IDB Holding Corporation and, from November 1997 to January 2006, as chairman of the board of Israel Discount Bank Ltd. and several of its major subsidiaries including Israel Discount Bank of NY and Mercantile Discount Bank. From 1987 to 1997, Mr. Mientkavich was the chairman of the Israel Securities Authority, the Israeli equivalent of the SEC. Prior to 1987, Mr. Mientkavich held a number of positions at the Israeli Ministry of Finance, including general counsel. Mr. Mientkavich holds a B.A. in political science and an LL.B. from The Hebrew University of Jerusalem.

Dor J. Segal has served as the executive vice chairman of our board of directors since February 2008 and as a director since December 1993. From August 2000 until February 2015, Mr. Segal has served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal currently serves as chairman of the board of First Capital, vice chairman of the board of directors of Equity One, CEO of Norstar Israel Ltd., vice chairman of Norstar Holdings Inc., and in various private subsidiaries owned by Norstar Holdings Inc. and the Company.

Rachel Lavine has served as a director since December 2014 and as CEO since September 2015. Ms. Lavine also serves as the Chairman of Gazit Development since January 2015, the Vice Chairman of Atrium European Real Estate since December 2014, and as a member of its board of directors since August 2008, and also currently serves as a member of the Board of Citycon. Mrs. Lavine also serves as a member of the Board of EPRA. Ms. Lavine served as Chief Executive Officer of Atrium European Real Estate from August 2008 until November 2014. In addition, she previously served as President and CEO of Plaza Centres and President and CEO of Elscint Ltd. Ms. Lavine is a certified public accountant and earned a BA in business management from the College of Management in Israel and an Executive MBA from the Kellogg School of Management at Tel Aviv University.

Adi Jemini has served as Chief Financial Officer since January 2016. Mr. Jemini joined Gazit-Globe in 2013 and previously served as Chief of Staff to the Company’s Chairman, Mr. Chaim Katzman. Prior to that, Mr. Jemini served for almost three years as Regional Controller of Equity One. Before joining Gazit-Globe, Mr. Jemini worked for seven years at a US affiliate of the global accounting firm Deloitte, where his last position was that of an Audit Manager for international companies active mainly in the real estate sector. Mr. Jemini holds a Bachelor of Science degree in Accounting and Information Systems from Virginia Polytechnic Institute and State University (Virginia Tech), graduating summa cum laude in 2003. He has been a Certified Public Accountant in the U.S. since 2005.

Rami Vaisenberger Rami joined Gazit-Globe in July 2004 as Controller and since then he has been leading the controlling and reporting department, dealing with various challenging professional projects and processes. From 2000 through 2004, Rami served as an auditor at Ernst & Young. Rami holds a Bachelor’s Degree in Business Management from the College of Management in Tel-Aviv and is a certified public accountant.

Dr. Yair Orgler has served as a director since November 2007. Dr. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. Dr. Orgler serves as a board member of Ceragon Networks, Ltd., a company developing high capacity wireless backhaul solutions, and until September 2015 he served as a director at Israel Chemicals Ltd., a manufacturer of chemical products, all of which shares are listed on the Tel Aviv Stock Exchange while the shares of Israel Chemicals Ltd. are also listed on the New York Stock Exchange and the shares of Ceragon are also listed on the Nasdaq Global Market. He also serves as a director in Atidim Ltd. Other public positions previously held by Dr. Orgler include his service as the chairman of the Tel-Aviv Stock Exchange from 1996 to 2006, and director at Discount Investment Corporation Ltd., Bank Hapoalim, B.M. and founder and chairman of "Maalot," Israel's first securities rating company. Previous academic positions held by Dr. Orgler include vice rector of Tel-Aviv University and before that dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent of the Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Dr. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim Ben Dor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the area of capital markets and investments (among them pension funds and mutual funds). Mr. Ben-Dor is also a lecturer at various academic institutions and a corporate consultant in the field of finance and investments working through Haim Ben-Dor Ltd. He also currently serves Member of the Dan Investments Committee and the Teachers Association. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor's Certificate from the Ministry of Justice.

Zehavit Cohen has served as a director since March 2016. Ms. Cohen is a managing partner and the Office Head of Apax Partners Israel Ltd. She also serves as a board member to a number of Apax portfolio companies and previously chaired both the Tnuva and Psagot boards of directors. In addition, Ms. Cohen serves as a director in several corporations, including, Israel Corporation Ltd, Golden Pages Group Ltd. and Zap Group Ltd. Prior to joining Apax Partners, Ms. Cohen was Deputy Director General of IDB Holdings and Chief Financial Officer of the IDB Group. In the past, she served as a vice president at Chase Manhattan Bank and was a part of the International Department of Mergers and Acquisitions at the international accounting firm Coopers & Lybrand. Ms. Cohen lectures in Finance and Accounting at the Wharton School, University of Pennsylvania since 1988 and holds a BA in Accounting from Duquesne University; an MBA from the University of Pittsburgh, and an MA from the Wharton School, University of Pennsylvania.

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

Gary Epstein has served as a director since January 2012. Mr. Epstein is senior chair of the Global Corporate and Securities Department, a member of the Executive Committee and a Principal Shareholder at Greenberg Traurig, LLP, an international law firm. Mr. Epstein has been with Greenberg Traurig since 1980. Mr. Epstein received a B.A. and B.H.L. in English and Jewish Studies at Yeshiva University, an M.A. in English Literature from New York University and a J.D. from Harvard Law School.

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

Ronnie Bar-On has served as a director since May 2013. In addition, since August 2015 Mr. Bar-On serves also as a member of the Advisory Board of Gazit Brasil. Between 2003-2013, Mr. Bar-On served in a variety of governmental positions in Israel, including as Minister of Finance, Minister of the Interior, Minister of National Infrastructure, Minister of Science and Technology, Chairman of the State Control Committee, Chairman of the Foreign Affairs and Defense Committee, and as a member of the Knesset. Since 2013, Mr. Bar-On also serves as a board member of Alrov Properties and Lodging, and as of 2015 he serves as a board member of Delek Drilling Limited Partnership, both corporations are publicly listed on the TASE. Prior to entering public service, Mr. Bar-On practiced law for twenty seven years in a private law firm of which he was also the founding partner. Mr. Bar-On has a law degree from the Hebrew University of Jerusalem.

B.	Compensation

The following table presents information for the year ended December 31, 2015 regarding compensation accrued in our financial statements for our chairman, executive vice chairman, deputy chairman, CEO, and former executive officers, as well as the CEO and President of one of our investees and the former president of other one of our investees as of December 31, 2015.

Name and Position	Salary	Bonus				Consultancy fees	Other Compensation		Total		Total
	(NIS in thousands)										(U.S.$ in thousands)
David Lukes	3,537	3,139		6,046		—	—		12,722		3,260
CEO of Equity One
Chaim Katzman	979	—		7,482		2,373	—		10,834	(1)	2,777
Chairman of the Board
Josh Friedman	1,030	5,817	(2)	—		—	2,060	(3)	8,907		2,283
Former President of ProMed
Thomas Caputo	3,310	2,915		2,008		—	—		8,233		2,110
President of Equity One
Rachel Lavine	1,993	729		2,721		1,854	750	(4)	8,047		2,062
CEO and Director of the Company, Vice Chairperson of the Board of Atrium, Director of Citycon, Chairman of the Board of Gazit Development
Gil Kotler	2,101	500		452		—	3,155	(5)	6,208		1,591
Former Senior Executive Vice President and CFO
Aharon Soffer	3,074	500		86	(6)	—	—		3,660		938
Former President of the Company
Dor J. Segal	2,577	—		541		—	—		3,118		799
Executive Vice Chairman of the Board
Varda Zuntz	1,346	250		181		—	1,194	(7)	2,971		761
Former Director of Corporate Responsibility
Arie Mientkavich	1,447	250		702		—	—		2,399		615
Deputy Chairman of the Board

(1)	Mr.Katzman did not receive from the company compensation for 2015.
(2)	Amounts granted to Mr. Friedman in connection with the sale of ProMed assets for a consideration in excess of their carrying amount, in accordance with the compensation formula that was prescribed in his employment agreement.
(3)	Amounts granted to Mr. Friedman in connection with the termination of his employment in ProMed.

(4)	In respect of a grant received from Gazit Development, as described below.
(5)	Amounts granted to Mr. Kotler in connection with the termination of his employment in the Company, as described below.
(6)	This amount does not include income of NIS 800 thousand that was recorded in the financial statements of the Company in respect of financial instruments that had been granted in the past to Mr. Soffer and were forfeited upon the termination of his employment in the Company.
(7)	Amounts granted to Ms. Zuntz in connection with the termination of her employment in the Company, as described below.

There are no other amounts for pension, retirement or similar benefits set aside by Gazit-Globe or its subsidiaries for members of management beyond what is included in their gross compensation as disclosed above. Please note that directors are not entitled to such benefits and are entitled only to what is disclosed in "Directors Compensation" below.

Employment and Consultant Agreements

Chaim Katzman

Mr. Katzman does not currently have an employment agreement with and does not receive any compensation from Gazit-Globe. Mr. Katzman, however, is entitled to continue using the means that are at the disposal of the Company's management for the purpose of fulfilling his duties as chairman.

Equity One Chairman Compensation Agreement

On June 2, 2014, Mr. Katzman entered into an employment agreement with Equity One, with effect from January 1, 2015, according to which Mr. Katzman will continue serving as Equity One's Chairman of the Board of Directors (in lieu of a previous agreement between the parties, dated August 2010). The agreement will remain in effect until December 31, 2017 and thereafter will be automatically renewed, from time to time, for one-year periods, unless one party announces otherwise 90 days in advance according to the agreement, Mr. Katzman will be entitled to an annual bonus which will be determined at the discretion of Equity One's Compensation Committee. The agreement also sets forth provisions for the reimbursement of expenses with respect to Mr. Katzman's position, his entitlement to a car, health insurance for him and for his family members, a cellphone, etc., and provisions regarding its termination by Equity One or by Mr. Katzman, while distinguishing between termination "with cause" and termination "without cause". Within this framework, the agreement sets forth the amounts to which Mr. Katzman will be entitled at the time of the agreement being terminated, which may include expense reimbursement as well as the acceleration of all the vesting periods of stock options and restricted shares of Equity One due to vest within one year from the agreement's termination date (pursuant to the circumstances of the termination of the agreement). As part of the engagement in this agreement, Mr. Katzman was allotted restricted shares, as well as rights to list his securities in Equity One for trade (under the terms that are set out in the agreement).

In February 2016, the agreement was amended, to the effect that Mr. Kazman is entitled to an annual amount of U.S.$ 15,000 and is no longer entitled to health insurance for himself and his family members.

First Capital Chairman Compensation Agreement

On January 1, 2015 Mr. Katzman and First Capital entered into a new agreement, which replaces the agreement between the parties from October 2011, under which Mr. Katzman had served as Chairman of the Board of Directors of First Capital, this in light of Mr. Katzman's appointment as Non-Executive Chair of the Board of Directors as of the said date. Pursuant to the new agreement, commencing on January 1, 2015 Mr. Katzman was entitled to annual compensation that amounts to C$ 150 thousand, as well as to the annual grant of deferred share units which are convertible into shares in First Capital in the amount of C$ 150 thousand, the quantity of which will be calculated every year at their grant date according to First Capital's deferred shares plan. First Capital may redeem these units in cash or in shares at the discretion of First Capital. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms. In addition, the parties agreed that the share units and options granted to Mr. Katzman before January 1, 2015 will continue to vest according to their terms (subject to exceptions as set forth in the agreement).

On May 4, 2015, Mr. Katzman ended his office as Non-Executive Chair of the Board of Directors of First Capital (upon which, the agreement that is described above was cancelled), and as of said date he serves as a director in First Capital. For his service as director in First Capital, Mr. Katzman is entitled to the same directors' fees that are payable to the other members of the Board of Directors of First Capital, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and fees of C$ 1,500 per meeting (this in lieu of the compensation to which he would have been entitled under the agreement between Mr. Katzman and First Capital from January 2015, as described above).

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

Compensation from Citycon

For Mr. Katzman's service as chairman of the board of directors of Citycon, he received annual compensation of EUR 165 thousands in 2015.

Dor J. Segal

Mr. Segal does not currently have an employment agreement with Gazit-Globe and through 2015 did not receive any compensation from Gazit-Globe. In January 2016, the board of Gazit-Globe approved the grant of director’s fees to Mr. Segal going forward. Mr. Segal is also entitled to continue using the means that are at the disposal of the Company's management for the purpose of fulfilling his duties as executive vice-chairman.

First Capital Employment Agreement

During the reporting period, Mr. Segal served as President and CEO of First Capital under an employment agreement dated October 2001 (which was amended from time to time, and most recently in July 2010). In February 2015, Mr. Segal ended his appointment as President and CEO of First Capital, and was appointed as Executive Vice Chairman and Chairman of the Executive Committee of the Board of Directors of First Capital.

In December 2014, First Capital and Mr. Segal entered into an agreement for the termination of Mr. Segal's appointment as President and CEO of First Capital (in effect as of the appointment of a new President and CEO for First Capital) and for his appointment as Executive Vice Chairman of the Board of Directors of First Capital (in effect from January 2015). The said agreement sets forth the remuneration that was paid to Mr. Segal in connection with the termination of his office as CEO of First Capital.

According to the new agreement for his appointment as Executive Vice Chairman of the Board of Directors of First Capital Mr. Segal is entitled to annual compensation that amounts to C$ 700 thousand, as well as to the annual grant of restricted share units in the amount of C$ 300 thousand, the quantity of which will be calculated every year at their grant date according to First Capital's restricted share units plan and which First Capital has the right to redeem in shares or in cash, at the discretion of First Capital. Mr. Segal will also be entitled to participation in First Capital's benefit plan. The agreement has been set for a period of two years, unless it is terminated earlier pursuant to its terms.

On May 4, 2015 Mr. Segal was appointed as Chairman of the Board of Directors of First Capital, this without changing the terms of his employment as described above.

Compensation from Equity One

With respect to his appointment to the board of directors of Equity One, Mr. Segal received 3,500 restricted shares for 2015. With this being within the overall compensation framework for members of Equity One's board of directors. With respect to 2015, Mr. Segal also received directors' fees in cash from Equity One in the amount of U.S.$ 73,000.

Rachel Lavine

Compensation from the Company

In September 2015, Ms. Lavine and the Company entered into in an employment agreement with respect to her service as CEO of the Company. The term of the engagement between the Company and Ms. Lavine is three years, commencing from September 1, 2015, subject to the right of each of the parties to terminate it on 180-days advance notice. The monthly salary of Ms. Lavine is NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and social benefits as customary in the Company) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company's public subsidiaries (as further described below). The salary will be updated once every calendar year, at the rate of the increase in the Israeli Consumer Price Index compared with the index for August 2015. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary in the Company and as set forth in the compensation policy of the Company. Ms. Lavine is also entitled to indemnification, exemption and insurance under terms identical to those that apply to the other offices of the Company. For the period from September 1, 2015 to December 31, 2015, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 490 thousand.

Ms. Lavine is entitled to an annual cash bonus in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. The mechanism according to which the annual bonus will be paid is identical to the mechanism that is in place in relation to the other officers of the Company, which was approved by the Company’s general meeting. For her service in the Company as from September 2015, Ms. Lavine's was granted a bonus of NIS 729 thousand.

Should the term of the agreement terminate without a new agreement being signed with Ms. Lavine, Ms. Lavine will be entitled to an additional payment in a total amount equivalent to her full salary and ancillary social benefits for a further six months. Should the Company seek to terminate the agreement before three years have elapsed (except under circumstances in which the Company is entitled to terminate the agreement without an obligation to pay severance compensation), or in the event of resignation under circumstances in which the resignation is viewed by law as dismissal, or in the case of death or loss of work capacity, Ms. Lavine (or her estate) will be entitled to the following: (a) a 180-day period of advance notice; (b) salary and all ancillary social benefits for a further six months; (c) an additional payment in a total amount equivalent to either her monthly base salary for another 12 months or her monthly base salary for the remaining period until the end of the agreement term, whichever is the lower; (d) a proportionate share of the annual bonus to which Ms. Lavine would have been entitled for the year in which her service ended; and (e) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested.

Furthermore, in the event of the termination of Ms. Lavine’s employment (except under circumstances in which the Company is entitled to terminate the agreement without the obligation to pay severance compensation), either by her or by the Company, during the 12 months after a change of control in the Company (as such term is defined in the agreement), Ms. Lavine will be entitled, immediately upon termination of her employment as stated, and in place of the terms stipulated above, to the following: (a) an acceleration of the vesting period for the full equity compensation components granted to her that have not yet vested; and (b) a grant in an amount equal to 200% of her annual base salary in the year in which the change of control was completed, provided that the aforesaid grant does not exceed an amount reflecting Ms. Lavine’s base salary for the remaining period until the end of the term of her employment agreement, with the addition of six months.

Upon the execution of her agreement, Ms. Lavine was granted with “share-based payment", of 718 thousand non-tradeable share options, 51 thousand restricted share units (RSUs) and 196 thousand performance-based restricted share units (PSUs) in the aggregate value of NIS 8.25 Million.

Ms. Lavine was entitled to cash directors' remuneration that Ms. Lavine received for her service as director in the Company up to the date of her appointment as CEO of the Company, in the amount of NIS 223.5 thousand, as customary in the Company.

Compensation from Atrium

Commencing in November 2014, Ms. Lavine serves as Deputy Chairperson of the Board of Directors of Atrium (Ms. Lavine had previously served as CEO of Atrium). In July 2014 Ms. Lavine and Atrium signed an addendum to her employment agreement, in effect from November 30, 2014, pursuant to which, Ms. Lavine's annual salary amounted to EUR 380 thousand per year and she was also entitled to an annual allocation of shares in the amount of EUR 120 thousand (that were to be allocated in four equal installments, every quarter, starting in February 2015), subject to Ms. Lavine continuing to be employed by Atrium at the relevant allocation date (these allocations were cancelled effective from the date of the amendment of the aforesaid employment agreement, as described below).

In July 2015, the terms of Ms. Lavine's compensation in Atrium were amended and in place of the compensation that is detailed above, starting on August 1, 2015 Ms. Lavine (through a company that she controls) is entitled to annual consulting fees in the amount of EUR 475 thousand (which, as foresaid, commencing in September 2015 is offset from the compensation that she is entitled to receive from the Company).

Compensation from Gazit Development

On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine). Pursuant to the agreement, the consultant company will provide (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 million, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s services agreement with Gazit Development was terminated, but she continues to serve as Chairperson of the Board of Directors of Gazit Development, for no consideration. Within the framework of the termination of the agreement between Ms. Lavine and Gazit Development it was agreed that Ms. Lavine will be paid a one-time payment of: (a) NIS 1 million, net of ongoing payments paid to her; and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development.

Compensation from Citycon

Ms. Lavine is also entitled to directors' fees received from Citycon for her service as a director of Citycon, which for 2015 was amounted to EUR 40 thousand (which, as foresaid, commencing in September 2015 is offset from the compensation that she is entitled to receive from the Company).

Arie Mientkavich

The Company and Arie Mientkavich, our deputy chairman (who provides services to us on a part-time basis), entered into a new compensation agreement in September of 2013 that provides for a monthly salary to Mr. Mientkavich of NIS 80,000 (as of December 31, 2015), to be adjusted annually in accordance with the percentage increase in the Israeli consumer price index. Pursuant to the new compensation agreement, Mr. Mientkavich's term will end in 2016. Mr. Mientkavich is also entitled to an annual bonus not to exceed NIS 500,000 calculated based on weighted measurable targets set forth for the Company's performance, specifically FFO per share, NAV per share, leverage ratio (on a solo and consolidated basis), Company share performance, and attainment of general and administrative expense targets. Up to 20% of Mr. Mientkavich's total annual bonus also remains at the discretion of the compensation committee and board of directors. For 2015, Mr. Mientkavich was granted a bonus in the amount of NIS 250,000. In addition, under the compensation agreement, Mr. Mientkavich is entitled to customary social and related benefits, including managerial insurance (including for loss of working capacity) and contributions to a further studies fund. Mr. Mientkavich shall receive a refund of the amounts needed to gross up certain related benefits for tax purposes (with respect to provisions that exceed the income tax ceilings). Each of the parties may terminate the compensation agreement upon 60 days' advance notice. Pursuant to the compensation agreement, if we terminate the compensation agreement (other than under certain circumstances in which Mr. Mientkavich would not be entitled to notice or severance payment as set forth in the compensation agreement), Mr. Mientkavich will be entitled to a payment equal to six months' payment of his base salary for the prior month plus related benefits to be paid in six equal installments over a six-month period. In addition, under the employment agreement, Mr. Mientkavich received Options, RSUs and PSUs, for further details see Item 6E.

Gil Kotler

Mr. Kotler had been employed as the Company's Senior Executive Vice President and CFO from October 2012 to January 2016 (previously, he served for three years as the Chief Strategy Officer in a wholly-owned subsidiary of the Company, and before that he served for twelve years as the Company's CFO). Pursuant to Mr. Kotler's employment agreement with the Company, the monthly salary of Mr. Kotler amounted to NIS 112,500, and was updated once a quarter according to the percentage increase in the Israeli Consumer Price Index. In 2015, the salary cost of Mr. Kotler (including related expenses) amounted to NIS 2,101,000. Mr. Kotler was also entitled to an annual bonus at a rate of up to 75% of his annual salary, with 70% of this sum being paid in accordance with meeting annual goals, which will be set by the Company’s Board of Directors, while the remaining 30% will be paid at the sole discretion of the Company’s Board of Directors. Under the provisions of the Company's compensation plan, Mr. Kotler was granted an annual bonus in the amount of NIS 500 thousand for 2015. In addition, Mr. Kotler was entitled to the usual social benefits and related benefits, as well as to indemnification, exemption and insurance at terms identical to those granted to other officers of the Company. In addition, under the employment agreement, Mr. Kotler received Options, RSUs and PSUs.

The above table includes, under the heading “other”, the compensation received by Mr. Kotler in connection with the termination of his employment in the Company, which includes payment in respect of an advance notice period of 180 days (including the salary and all other benefits to which Mr. Kotler is entitled under his employment agreement with the Company); the salary and all related benefits to which Mr. Kotler is entitled under his employment agreement, for an additional twelve months.

Aharon Soffer

Compensation from the Company

Until August 2015, Mr. Soffer had served as the President of the Company under an agreement between him and the Company from September 2013, which superseded a previous agreement between the parties from December 2009 (prior to his appointment as President of the Company, Mr. Soffer served as Vice President of the Company and as President of a foreign company wholly-owned by the Company, and immediately prior to his appointment as President, Mr. Soffer served as Interim President of the Company). Pursuant to the employment agreement, the monthly salary of Mr. Soffer amounted to NIS 160 thousand (gross), and was updated once every calendar year according to the increase in the Israeli consumer price index. In addition, Mr. Soffer was entitled to the usual social benefits and related benefits. The cost of Mr. Soffer's salary (including related expenses) for 2015 amounted to NIS 3,074 thousand. Furthermore, Mr. Soffer was entitled to an annual bonus in an amount which equals up to 100% of his basic annual salary for the relevant year, calculated based on measureable goals set forth for the Company being met, pursuant to the Company's compensation plan, according to the weights decided for each target, as well as at the discretion of the Company's Compensation Committee and the Board of Directors taking into account Mr. Soffer's performance, and provided that such discretion (including any discretion inherent in the Company's goals) will not exceed 20% of the total annual bonus. For 2015, Mr. Soffer was granted a bonus of NIS 500 thousand. In addition, under the employment agreement, Mr. Soffer received Options, RSUs and PSUs.

Compensation from the Company

With respect to his appointment as a director of Atrium, Mr. Soffer was entitled to directors' fees in the annual amount of EUR 25 thousand and to a fee of EUR 1,000 per meeting. For 2015, Mr. Soffer was entitled to directors' fees of EUR 14.5 thousand. Since these fees are transferred to the Company and/or are offset against the compensation to which Mr. Soffer is entitled by virtue of his employment agreement with the Company, they are excluded from the above table. Upon the termination of his employment in the Company, Mr. Soffer ended his office in Atrium. According to Mr. Soffer’s employment agreement, such fees were paid directly to the Company.

Ms. Varda Zuntz

Ms. Zuntz has been employed in the Company since 1998, stepping into office as Director of Corporate Responsibility in 2012 (prior to that she had served as Corporate Secretary). Pursuant to her employment agreement with the Company, Ms. Zuntz's monthly salary was NIS 72 thousand (after linkage to the CPI based on the mechanism that is set out in the agreement). For 2015, the cost of Ms. Zuntz's salary (including related expenses) amounted to NIS 1,346 thousand. In addition, Ms. Zuntz was entitled to an annual bonus in accordance with the compensation policy of the Company. In accordance with the provisions of the Company's compensation policy, Ms. Zuntz received an annual bonus of NIS 250 for 2015. In addition, Ms. Zuntz was entitled to the usual social benefits and related benefits, and also was granted with Options, RSUs and PSUs.

The above table includes, under the heading “other”, the compensation received by Ms. Zuntz in connection with the termination of her employment in the Company, which includes payment in respect of an advance notice period of three months, as well as a retirement grant in an amount equal to 12 monthly salaries (gross) that was paid to Ms. Zuntz after obtaining the approval of the Compensation Committee and the Board of Directors of the Company, in accordance with the Company's compensation policy.

Director Compensation

For the fiscal year ended December 31, 2015, our external and non-external directors other than our chairman, deputy chairman, executive vice chairman and CEO, were entitled to receive annual cash compensation of U.S.$ 56,000. Both our external and non-external directors, other than our chairman, deputy chairman, executive vice chairman and CEO, also received during the fiscal year ended December 31, 2015, and continue to receive, U.S.$ 1,480 per board meeting and per committee meeting, 60% of such amount in the case of telephonic participation, or 50% of such amount in the case of written resolution. As of January 2016, our executive vice chairman is also entitled to directors’ fees.

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

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. For further information, see "Item 3—Key Information—Risk Factors".

Under the Israeli Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our President (referred to as a "general manager" under the Israeli Companies Law) is responsible for our day-to-day management. Our President is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with her. All other executive officers are appointed by our President, and are subject to the terms of any applicable employment agreements that we may enter into with them.

On April 20, 2016, an extraordinary general meeting of shareholders approved an amendment to our articles of association such that terms of service of all directors, other than the external directors, shall be for one-year periods. All non-external directors will be eligible for election and re-election annually.

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

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under very narrow circumstances set forth in the Israeli Companies Law. See "—External Directors" below. There are no family relationships among any of our directors or executive officers.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Yair Orgler, who was elected on November 27, 2007 and re-elected in 2010 and in 2013 for his final term, Noga Knaz, who was elected August 12, 2008 re-elected in 2011 and again in 2014, and Ronnie Bar-On who was elected on May 1, 2013 and re-elected in April 2016, each qualify and was elected to serve as an external director, with terms ending on November 26, 2016, September 13, 2017, and May 1, 2019, respectively. The principal requirements with respect to external directors are set forth below.

The Israeli Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting; or

●	the total number of shares of non-controlling shareholders and shareholders that do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed two percent of the aggregate voting rights in the company.

After an initial term of three years, external directors may be reelected to serve in that capacity for two additional terms of three years under one of three alternatives. Under the first alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such reelection is approved by a majority of those shares present and voting that are held by shareholders that are non-controlling shareholders and do not have a personal interest in the reelection, provided that such shares represent at least 2% of the total voting power in the company. Under the second alternative, the external director may be nominated by the board of directors, and such external director's reelection is approved by the same majority of shareholders that was required to elect such external director, in such director's initial election. Under the third alternative, the external director may nominate him- or herself, and such external director's reelection is approved by the same majority of shareholders required under the first alternative. The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NYSE, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company (and provided that the external director is reelected subject to the same approval method as if elected for the first time). External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualification for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are less than two external directors on the board of directors at the time, then the board of directors is required under the Israeli Companies Law to call a shareholders' meeting as soon as practicable to appoint a replacement external director. Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director, except that the audit committee must include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law, which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exemptions as set forth in the regulations).

The Israeli Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to which that person is subordinate (whether directly or indirectly), or any entity under that person's control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation for that purpose includes (subject to certain exemptions):

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Israeli Companies Law defines the term "office holder" of a company to include a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions other than the position of director, regardless of such person's title.

The following additional qualifications apply to an external director:

●	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

●	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she or his or her relative, partner, employer or any entity under his or her control has, as of the date of the person's election to serve as an external director, any affiliation with the then chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer in the company;

●	a person may not serve as an external director if he or she or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control has business or professional relations with those whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than de minimis relations); and

●	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the regulations promulgated under the Israeli Companies Law, indemnification, the company's undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person's professional or other activities create, or may create, a conflict of interest with that person's responsibilities as a director or otherwise interfere with that person's ability to serve as an external director. Following the termination of an external director's membership on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder's control, including being engaged to serve as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (which prohibition also applies to other relatives of the former external director (who are not his or her spouse or children) for a period of one year).

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

Pursuant to the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members that are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that Yair Orgler, Ronnie Bar-On and Noga Knaz, as well as all other current board members, possess "accounting and financial" expertise and the requisite professional qualifications as such term is defined under the Israeli Companies Law.

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

Audit Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be independent directors. An independent director is an external director or a director that is appointed or classified as such, and that meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement) and the audit committee so approved and does not serve as a director of the company for more than nine (9) consecutive years (with any period of up to two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NYSE, a director who qualifies as an independent director for the purposes of such director's membership in the audit committee in accordance with the rules of such stock exchange in which it is traded, including the NYSE, is also deemed to be an independent director under the Israeli Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchanges may continue to be considered an unaffiliated director for unlimited additional periods of three-years each, provided the audit committee and the board of directors of the company confirm that, in light of the director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

The audit committee may not include the chairman of the board, any director employed by the company or that regularly provides services to the company (other than as a board member), a controlling shareholder or any relative of the controlling shareholder, as each term is defined in the Israeli Companies Law. In addition, the audit committee may not include any director employed by the company's controlling shareholder or by a company controlled by such controlling shareholder, or who provides services to the company's controlling shareholder or a company controlled by such controlling shareholder, on a regular basis, or a director whose main livelihood is based on the controlling shareholder. The chairman of the audit committee is required to be an external director.

The members of our audit committee are Yair Orgler, Haim Ben-Dor, Noga Knaz, Zehavit Cohen, and Ronnie Bar-On. Our board of directors has determined that each member of our audit committee meets the independence requirements set forth in the NYSE Listed Company Manual. In addition, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler, Ms. Cohen, and Mr. Bar-On are each independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. All members of the audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an "audit committee financial expert." As of March 28, 2016 our board of directors determined that Ms. Zehavit Cohen qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual.

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

According to the Israeli Companies Regulation (Provisions and Conditions in the Matter of the Approval Process of Financial Statements), 2010, the board of directors of an Israeli public company must approve the financial statements of the company after a financial statements review committee has submitted its recommendations to the board of directors in respect to certain matters relating to the preparation of the financial statements as detailed in the regulation, and submitted such recommendations to the board a reasonable period prior to its meeting on the matter. The company's auditors are to be invited to all meetings of the financial statements review committee, and the internal auditor is to receive notices of such meetings and be entitled to participate. The financial statements review committee must consist of at least three directors and a majority of its members are required to be unaffiliated directors. The restrictions on who may not be a member of the audit committee, as described above, apply to membership in the financial statements review committee as well. All of the financial statements review committee members are required to have the ability to read and understand financial statements, and at least one of the unaffiliated directors should have "accounting and financial expertise" (within the meaning of the Israeli Companies Law). In addition, the chairman of the financial statements review committee is required to be an external director. An audit committee that meets these requirements may serve as a financial statements review committee. Our audit committee also serves as our financial statements review committee.

Investment Committee

Our board of directors has established an investment committee. The investment committee reviews for approval investments of a magnitude that the board of directors has determined is in excess of management's prerogative but do not require approval of the full board of directors. The current members of the investment committee are Chaim Katzman, Dor J. Segal and Yair Orgler.

Compensation Committee

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (as described under “Audit Committee” above). In addition, a director who is a member of the compensation committee (and is not an external director) may not accept benefits from the company beyond his or her prescribed compensation. If a company's audit committee meets these requirements, it may serve as the company's compensation committee as well.

Our compensation committee consists of Mr. Bar-On, Mr. Ben-Dor, Ms. Knaz, Dr. Orgler and Ms. Cohen.

Under the Israeli Companies Law, the roles of the compensation committee are:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy at least every three years);

●	recommending to the board periodic updates to the compensation policy and assessing implementation of the compensation policy;

●	approving compensation arrangements with office holders of the company. An office holder is defined in the Israeli Companies Law as any director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person's title. Each person listed in the table under "Item 6—Directors, Senior Management, and Employees—Directors and Senior Management" is an office holder under the Israeli Companies Law; and

●	determining whether the compensation terms of the chief executive officer need not be brought to approval of the shareholders (under special circumstances).

Compensation Policy

In September 2013, further to an amendment to the Israeli Companies Law that was adopted in December 2012 and after receiving the approval of the Company's board of directors and its compensation committee, a general meeting of the Company's shareholders approved a compensation policy for the Company's officers (the "Compensation Policy"). The Compensation Policy applies to the Company's president, its executive vice president, its vice-presidents and directors, including directors who serve in another position in the Company (with the exception of the Company's chairman and Executive vice-chairman). Under the Compensation Policy, the compensation package to the Company's officers will include three principal components, in varying proportion, specifically (a) salary and related components; (b) annual bonuses; and (c) long-term equity-based compensation, as follows:

●	Salary and related benefits: the fixed compensation will be set according to market terms for officers in similar positions in comparable companies, and will include social benefits and the customary- related benefits. The Company may refund the amount needed to gross up the car and phone use benefits for tax purposes. For employment agreements with a term exceeding two years, the Company can link adjustments in the salary to the consumer price index in Israel.

●	Performance-based annual bonus: the annual bonus will be calculated based on the attainment of measureable targets for the Company, including, inter alia, FFO per share, NAV per share, leverage ratio (solo and consolidated), performance of the Company's shares, activity in the capital and money markets and general and administrative expenses target. An amount, not to exceed 20% of the total annual bonus to an officer, will also be granted in the discretion of the compensation committee and the board of directors. With respect to officers other than the president and/or a director of the Company, up to 50% of the bonus may be calculated based on measureable and qualitative targets decided for such officer (distinguished from the targets for the Company itself). The annual bonus amounts are limited to a ceiling ranging between 9 and 12 monthly salaries, according to the officer's seniority. The bonus amount which is based on the Company targets being met will be decided linearly, between the minimum value and the maximum value, or target value, decided for each parameter, all subject to the precondition that the Company has attained at a weighted score of at least 80% in achieving targets for that year.

●	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that shall not exceed the ceiling set forth in the Compensation Policy according to the rank of each officer. Half of the equity-based compensation will be granted as restricted share units, half of which will vest automatically over a period of no less than three years, while the vesting of the other half will be contingent on the long-term yield of the Company's shares. The vesting period of the securities will be no less than three years and their exercise price will not fall below the average price of the Company's shares on the specified stock exchange.

In addition, the Compensation Policy sets forth provisions for the term of the agreements with the officers and provisions for the officers' rights on retirement, which include an advance notice period, an adaptation period, acceleration of the vesting of the equity-based compensation components, and the option of granting a retirement grant in an amount that will not exceed twelve monthly salaries (for an officer who was employed by the Company for a period exceeding 5 years).

Directors who do not hold another position in the Company will be entitled to the remuneration provided for the external directors of the Company.

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Mr. Ben-Dor, Ms. Knaz, Dr. Orgler. and Mr. Bar-On.

The Nominating and Corporate Governance Committee identifies and recommends to the Board individuals qualified to serve as directors of the Company and on committees of the Board; advises the Board with respect to the Board composition, procedures and committees; develops and recommends for the Board a set of corporate governance principles applicable to the Company; and oversees the evaluation of the Board and the Company's management.

Each of the members of our Nominating and Corporate Governance Committee is independent under the NYSE Listed Company Manual.

Compensation of Directors and Officers

According to the Israeli Companies Law, the compensation of our directors and our chief executive officer has to be consistent with our then-effective compensation policy, and requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting (in the case of a director, if the compensation deviates from our then-effective compensation policy, or in the case of our chief executive officer, based on receipt of a special majority, as described below). Unless exempted under the regulations promulgated under the Israeli Companies Law, where the director or chief executive officer is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under "Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions."

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

For our discussion of the date of expiration of the terms of our directors, see "Item 6—Directors, Senior Management and Employees—Directors and Senior Management."

For our discussion of the details of our directors' service contracts, see "Item 6—Directors, Senior Management and Employees—Compensation—Employment and Consultant Agreements."

D.	Employees

As of December 31, 2015, we employed, through our various subsidiaries and a jointly-controlled company, a total of 1,888 individuals. Of this number, 45 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of our employees at Gazit-Globe and each of our subsidiaries and jointly controlled company as of December 31, 2015, 2014 and 2013:

	As of December 31,
Entity	2013	2014	2015
Gazit-Globe (including ProMed)	59	47	45
Equity One	168	155	149
First Capital	416	422	351
Citycon	127	151	318
Atrium	358	348	351
Gazit Germany	10	7	8
Gazit Development	66	69	71
Dori Group	554	617	578
Gazit Brazil	17	17	17
Total	1,775	1,833	1,888

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2016 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 10, 2016, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 195,485,322 ordinary shares outstanding as of April 10, 2016 (excluding treasury shares).

	Shares Beneficially Owned
	Number		Percentage
Directors and executive officers:
Chaim Katzman	98,848,500	(1)	51%
Arie Mientkavich	209,048	(2)	*
Dor J. Segal	770,000	(3)	*
Rachel Lavine	10,000	(4)	*
Adi Jemini	2,500	(5)	*
Yair Orgler	—		*
Haim Ben-Dor	74,933		*
Zehavit Cohen	—		*
Noga Knaz	—		*
Gary Epstein	—		—
Douglas Sesler	—		—
Ronnie Bar-On	—		—
All directors and executive officers as a group	99,914,981	(6)	51%

*	Represents less than 1% of the issued and outstanding ordinary shares.
(1)	Consists of ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder.
(2)	Consists of 113,263 ordinary shares and options to purchase 95,785 ordinary shares exercisable within 60 days of April 10, 2016. Does not include options to purchase 47,893 ordinary shares, 5,272 restricted share units, and 35,786 performance-based restricted share units not exercisable within 60 days of April 10, 2016.
(3)	Consists of Mr. Segal's direct shareholdings alone. Does not include the 98,798,500 ordinary shares held by Norstar, of which Mr. Segal and his spouse, Erica Ottosson, may be deemed beneficial owners.

(4)	Does not include options to purchase 717,770 ordinary shares, 51,128 restricted share units, and 195,870 performance-based restricted share units not exercisable within 60 days of April 10, 2016.
(5)	Does not include options to purchase 199,669 ordinary shares, 14,223 restricted share units, and 54,488 performance-based restricted share units not exercisable within 60 days of April 10, 2016.
(6)	Consists of 99,819,196 ordinary shares and options to purchase 95,785 ordinary shares exercisable within 60 days of April 10, 2016. Does not include options to purchase 965,332 ordinary shares, 70,623 RSUs, and 286,144 PSUs not exercisable within 60 days of April 10, 2016.

Share Option Plans

In December 2011, our board of directors approved our 2011 Share Incentive Plan replacing a former plan, pursuant to which we may continue to grant share options and grant other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500,000 shares for awards to be issued under the new share incentive plan. The terms of the individual share based awards are subject to the discretion of our compensation committee, which administers the new share incentive plan. In February 2013, our board of directors approved, following the approval of the Compensation Committee, the allotment under the 2011 Share Incentive Plan of securities to Mr. Kotler, to a former executive officer and to 4 other non-executive officers, and to 24 other employees, as shown in the charts below. In September and November 2013, additional grants of securities under the 2011 Share Incentive Plan were made to Mr. Mientkavich and Mr. Soffer, respectively.

Following are details of the grants in the last three years under the 2011 Share Incentive Plan:

Issuance Date	Number of Share Options		Exercise Price per Share (NIS)	Fair Value at Issuance (NIS)(1)
February 5, 2013	522,203	(2)	48.647	13.34
September 3, 2013	143,678	(3)	46.92	9.5
November 1 ,2013	382,306	(4)	47.11	10.8
September 1, 2015	917,439	(5)	43.836	5.747
November 15, 2015	159,554	(6)	40.967	5.923

(1)	Calculated based on the binomial method.
(2)	The share options will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Kotler and former executive officer each received 95,584 share options. The former executive officer’s share options vested upon the conclusion of his employment with the Company.
(3)	The share options were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

(4)	The share options were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Soffer’s share options expired following the termination of his employment with the Company.
(5)	The share options were granted to Ms. Lavine (717,770 options) and to Mr. Jemini (199,669 options) and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(6)	The share options were granted to our Chief investment Officer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	95,393	(1)	47.6
September 3, 2013	15,816	(2)	45.5
November 1, 2013	42,711	(3)	48.3
September 1, 2015	65,351	(4)	40.3
November 15, 2015	11,854	(5)	39.9

(1)	The RSUs vested over a period of three years in three equal installments, starting from the end of the year following the grant date. Mr. Kotler and former executive officer each received 13,382 restricted share units. The former executive officer’s RSUs vested upon the conclusion of his employment with the Company.
(2)	The RSUs were granted to Mr. Mientkavich and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(3)	The RSUs were granted to Mr. Soffer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date. 14,237 restricted share units were cancelled upon the termination of Mr. Soffer’s employment with the Company.

(4)	The RSUs were granted to Ms. Lavine (51,128 RSUs) and to Mr. Jemini (14,223 RSUs) and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.
(5)	The share RSUs were granted to our Chief Investment Officer and will vest over a period of three years in three equal installments, starting from the end of the year following the grant date.

Issuance Date	Number of Performance-Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
February 5, 2013	111,987	(1)	21.6
September 3, 2013	35,786	(2)	20.1
November 1, 2013	96,988	(3)	21.3
September 1, 2015	250,358	(4)	10.53
November 15, 2015	38,836	(4)	12.17

(1)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company's share price has appreciated by at least 20%. Mr. Kotler and former executive officer each received 29,470 performance-based restricted share units. The former executive officer’s PSUs expired upon the conclusion of his employment with the Company. All other PSUs expired at the end of their vesting period since the share price did not meet the set goal.
(2)	The PSUs were granted to Mr. Mientkavich and will vest in one installment at the end of three years following the grant date provided that the Company's share price has appreciated by at least 20%.
(3)	The PSUs were granted to Mr. Soffer and will vest in one installment at the end of three years following the grant date provided that the Company's share price has appreciated by at least 20%. All PSUs were cancelled upon the termination of Mr. Soffer’s employment with the Company.
(4)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company's share price has appreciated by at least 20%.

As of April 10, 2016, the total number of share options granted by Gazit-Globe to employees, directors and officers of Gazit-Globe (and that had not yet been exercised or had not expired) are 1,513,527 share options, with an average adjusted exercise price of NIS 42.46.

In addition to the above, we entered into phantom share agreements between the years 2006 and 2015 with several employees of wholly-owned subsidiaries of ours which were intended to have the economic effect of the grant of 15,939 share options and 123,682 RSUs (outstanding as of December 31, 2015).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 10, 2016, our major shareholders were as follows:

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc. (1)	95,798,500	50.5%
Mawer Investment Management Ltd. (2)	13,244,814	6.78%

(1)	As of April 10, 2016, Chaim Katzman, holds 24.71% of the outstanding shares of Norstar, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly; First U.S. Financial, LLC, or FUF, holds 18.23% of the outstanding shares of Norstar; Dor J. Segal holds 8.83% of the outstanding shares of Norstar and Erica Ottosson (Mr. Segal's spouse) holds 5.84% of the outstanding shares of Norstar. Mr. Katzman was granted an irrevocable proxy by FUF to vote, at his discretion, the shares of Norstar held by FUF. FUF is owned by Mr. Katzman, including through private entities owned by Mr. Katzman and members of his family, both directly and indirectly (51.4%); Erica Ottosson (22.6%); and Martin Klein (26%). In addition, Mr. Katzman was granted an irrevocable proxy by Erica Ottosson to vote her shares of FUF stock with respect to all matters at FUF shareholder meetings. On January 30, 2013, Mr. Katzman, together with related parties (collectively, the "Katzman Group") and Mr. Segal, Ms. Ottosson, together with related parties (collectively, the "Segal Group"), entered into a shareholders agreement with respect to their holdings in Norstar. During the past three years, Norstar's holdings in our ordinary shares ranged from approximately 50% to 57% of our outstanding share capital. A substantial number of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar. See also "Item 3—Key Information—Risks Associated with our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares."
(2)	Based on information provided by Mawer Investment Management Ltd. to the Company on March 31, 2016 pursuant to Israeli securities regulations. The address of Mawer Investment Management Ltd. is 900, 603 — 7th Ave SW, Calgary, Alberta, Canada T2P 2T5.

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, please refer to "Item 10.B—Memorandum and Articles of Association."

As of April 11, 2016, we had one holder of record of our ordinary shares in the United States (the Depositary Trust Company, as nominee for underlying beneficial holders ). Such holder of record held, as of that date, approximately 16.1% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside, since of the aforementioned 16.1% held by U.S. record holders, more than two-thirds (or approximately 10.7% of our total outstanding ordinary shares) are held by Norstar (a Panamanian company) through the Depositary Trust Company. In addition, both the foregoing 10.7% of our outstanding ordinary shares held by Norstar through a U.S. record holder, and the remaining 39.8% of our outstanding ordinary shares held by Norstar through non-U.S. record holders, are deemed beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

B.	Related Party Transactions

Equity One

In March 2015, we participated in an additional private placement by Equity One concurrent with a public equity offering in which the latter raised approximately U.S.$ 105 million and in which we purchased separately an additional 600,000 shares for a total consideration of approximately U.S.$ 16.23 million. For further information, please see Note 9d to our audited consolidated financial statements included elsewhere in this Annual Report.

In December 2015, the Company undertook the sale, by means of a registered, secondary offering off of Equity One’s shelf prospectus, of an aggregate 4.83 million Equity One shares it held. The Company received aggregate gross proceeds of approximately U.S. $124.7 million, and its holdings in Equity One declined to approximately 38.4% of its issued and outstanding share capital and voting rights (approximately 35.1% on a fully diluted basis).

Citycon

In July 2015, the Company invested approximately EUR 261 million (NIS 1.1 billion) pursuant to a rights issuance by Citycon, in which the latter raised an aggregate amount of approximately EUR 604 million (NIS 2.5 billion) in order to finance the acquisition of Sektor. As of December 31, 2015, the Company directly holds 43.4% of Citycon's issued share capital and voting rights (42.8% on a fully-diluted basis).

Gazit Development/Dori Group/Dori Construction

In the reporting period, Gazit Development invested in Dori Group, including by way of participation in its capital issuance and the extension of credit facilities and loans, as set out in Note 9g to the financial statements.

In December 2015, Gazit Development published a full purchase offer for the acquisition, in cash, of the remaining shares in Dori Group that were not in its possession. On January 11, 2016, Gazit Development announced that the purchase offer was rejected as the minimum threshold of response required by law for its completion was not achieved. Subsequently, on January 13, 2016, the Company reported the announcement by Gazit Development's Board of Directors of its decision to pursue the sale of up to the full interest (direct and indirect) of Gazit Development in Dori Group. On January 14, 2016 the entire holdings of Gazit Development (direct and indirect) in the shares of Dori Group, primarily as part of an off-the-market transaction, for a total consideration of NIS 10.7 million (U.S.$ 2.7 million).

To the date of approval of the report, Gazit Development holds capital notes that it had been issued by Dori Group totaling NIS 495 million (U.S.$ 126.8 million), some of which are convertible into shares of Dori. For details regarding the terms of the capital notes, refer to Note 9g to our audited consolidated financial statements included elsewhere in this Annual Report. In addition, for further regarding the financial commitments provided by the Company to Gazit Development with respect to its holdings in Dori Group during the reporting period, please see Notes 9g to our audited consolidated financial statements.

Atrium

On January 22, 2015, Gazit-Globe entered into an agreement to purchase 52,069,622 ordinary shares of Atrium from an entity forming part of a consortium managed by CPI CEE Management LLC (“CPI”), at a price of EUR 4.40 per share, for a total consideration of approximately EUR 229 million (NIS 1.05 billion) in an off-market transaction. Upon closing of the acquisition, Gazit-Globe (through wholly-owned subsidiaries) holds 206,681,551 ordinary shares of Atrium, representing approximately 54.9% of Atrium’s issued share capital and voting rights (54.5% on a fully diluted basis). In addition, pursuant to the transaction, the Amended and Restated Cooperation and Voting Agreement between the Company (through a wholly-owned subsidiary) and CPI was cancelled and the rights conferred on CPI by virtue of the Amended and Restated Relationship agreement between the Company (through a wholly-owned subsidiary), CPI and Atrium were terminated. As a result of the acquisition and in accordance with accepted accounting principles, Gazit-Globe became the sole controlling shareholder of Atrium and, commencing from its financial statements for the first quarter of 2015, it will consolidate Atrium’s financial statements into its own financial statements. For further information, please see Note 9c to our audited consolidated financial statements included elsewhere in this Annual Report.

See also generally "Item 6—Directors, Senior Management and Employees—Employment and Consultant Agreements" and Note 9 to our audited consolidated financial statements included elsewhere in this Annual report.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18.

Legal Proceedings

Atrium

As Atrium reported in its annual financial reports for the year ending December 31, 2015, there are currently criminal investigations pending against Mr. Julius Meinl and others relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in Atrium, who had invested at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed Atrium to reply to the allegations and has started a criminal investigation against Atrium based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into force in 2006, is applicable to Atrium. Atrium believes that a finding of liability on its part would be inappropriate and, accordingly intends to actively defend itself.

In addition, Atrium is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material. In January 2016, Atrium announced an arrangement to establish a compensation fund in connection with the proceedings in Austria, and also individuals that had joined the criminal proceedings. Under the proposed arrangement, the relevant investors will be entitled to compensation in accordance with a prescribed methodology, with Atrium having undertaken to pay a total of EUR 32 million. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

Dori Group and Dori Construction

In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court requesting class action certification against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and Gazit-Globe itself. The motions deal with damage allegedly caused to the shareholders of Dori Construction and/or Dori Group, respectively, as a result of the publication of allegedly erroneous information by Dori Construction, including in its financial statements, and as a result of its alleged failure to report, at the required time, material adverse information concerning the financial results and the financial position of Dori Construction and, in turn, Dori Group. The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively). The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed). The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two derivative actions were filed in 2014 against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the unified motion to certify the lawsuit as a class action.

Other Legal Proceedings

Except for the actions described above, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings, including subcontractor and supplier claims relating to Dori Group and Dori Construction, a preliminary motion filed with the Company and Gazit Development by shareholders of the Company prior to a potential derivative action regarding the sale of the Dori Group stake in January 2016, and a litigation between Gazit Germany and the landlord over the sale of the property under leashold in Germany, which collectively are also not expected to have a material adverse effect on our business, financial condition, and results of operations or cash flows. For additional details, please see Note 26d to our audited consolidated financial statements included elsewhere in this Annual Report.

Dividend Policy

Through 2015, in the fourth quarter of each year our board of directors determined, and we announced, the amount of the minimum dividend we intend to pay in the four quarters of the coming year. Payments of quarterly dividends are subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and other indebtedness currently do not restrict our ability to distribute dividends. In the years ended December 31, 2013, 2014 and 2015, we paid our shareholders cash dividends in the amount of, NIS 1.72 (U.S.$ 0.50), NIS 1.80 (U.S.$ 0.46), and NIS 1.84 (U.S. $ 0.47) per ordinary share, respectively, representing 50.3%, 53.1%, and 52.4% respectively, of our adjusted EPRA Earnings for the applicable period, and have retained the remainder of such income to fund our business. In the first quarter of 2016, we announced that our dividend for the first quarter of 2016 will be NIS 0.46 (U.S.$ 0.12) per ordinary share and for the second – fourth quarters of 2016 the dividend would not be less than NIS 0.35 (U.S.$ 0.09) per ordinary share per quarter.

B.	Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE since January 1983 under the symbol "GZT" (since 2013), on the New York Stock Exchange under the symbol "GZT" since December 2011, and on the Toronto Stock Exchange under the symbol "GZT" since October 2013.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. The following table below contains translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2015. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	52.53	34.42	13.46	8.82
2014	48.10	43.60	12.33	11.17
2013	51.58	43.87	13.22	11.24
2012	48.50	35.60	12.43	9.12
2011	47.40	31.39	12.15	8.04
Quarterly:
First Quarter 2016	35.89	28.07	9.20	7.19
Fourth Quarter 2015	43.39	34.42	11.12	8.82
Third Quarter 2015	45.47	39.30	11.65	10.07
Second Quarter 2015	52.30	44.20	13.40	11.33
First Quarter 2015	52.53	45.83	13.46	11.75
Fourth Quarter 2014	46.90	44.17	12.02	11.32
Third Quarter 2014	47.54	44.32	12.18	11.36
Second Quarter 2014	48.10	43.76	12.33	11.21
First Quarter 2014	46.29	43.60	11.86	11.17
Most Recent Six Months(1):
March 2016	34.91	30.70	8.95	7.87
February 2016	30.81	28.07	7.90	7.19
January 2016	35.89	30.30	9.20	7.77
December 2015	40.59	34.42	10.40	8.82
November 2015	42.31	38.99	10.84	9.99
October 2015	43.39	39.30	11.12	10.07

(1)	For the period from April 1, 2016 through April 10, 2016, the high was NIS 35.3 (U.S.$ 9.05) and the low was NIS 32.85 (U.S.$ 8.42).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2015	13.36	8.95
2014	13.81	11.29
2013	14.24	12.05
2012	13.18	9.00
2011 (since December 14th)	9.75	8.83
Quarterly:
First Quarter 2016	9.25	7.20
Fourth Quarter 2015	11.18	8.95
Third Quarter 2015	12.04	9.95
Second Quarter 2015	13.36	11.67
First Quarter 2015	13.31	11.48
Fourth Quarter 2014	12.60	11.29
Third Quarter 2014	13.79	12.42
Second Quarter 2014	13.81	12.54
First Quarter 2014	13.27	12.23
Most Recent Six Months(1):
March 2016	9.17	7.75
February 2016	7.82	7.20
January 2016	9.25	7.61
December 2015	10.52	8.95
November 2015	10.90	9.91
October 2015	11.18	10.14

(1)	For the period from April 1, 2016 through April 10, 2016, the high was U.S.$ 9.09 and the low was U.S.$ 8.58.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the Toronto Stock Exchange in Canadian dollars and U.S. dollars. The following table below contains translations of Canadian dollar amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2015. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	C$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	16.53	12.35	11.92	8.91
2014	14.98	12.86	10.80	9.27
2013 (since October 16th)	14.55	13.50	10.49	9.74
Quarterly:
First Quarter 2016	12.93	9.79	9.33	7.06
Fourth Quarter 2015	14.76	12.35	10.64	8.91
Third Quarter 2015	15.56	12.72	11.22	9.17
Second Quarter 2015	16.52	14.56	11.91	10.50
First Quarter 2015	16.53	13.40	11.92	9.66
Fourth Quarter 2014	14.22	12.86	10.26	9.27
Third Quarter 2014	14.75	13.63	10.64	9.83
Second Quarter 2014	14.98	13.74	10.80	9.91
First Quarter 2014	14.69	13.75	10.59	9.92
Most Recent Six Months(1):
March 2016	12.25	10.44	8.83	7.53
February 2016	11.10	9.79	8.01	7.06
January 2016	12.93	11.10	9.33	8.01
December 2015	14.00	12.35	10.10	8.91
November 2015	14.03	13.33	10.12	9.61
October 2015	14.76	12.72	10.64	9.17

(1)	For the period from April 1, 2016 through April 10, 2016, the high was C$ 11.64 (U.S.$ 8.39) and the low was C$ 11.64 (U.S. $ 8.39).

B.	Plan of Distribution

Not applicable.

C.	Markets

See "Offer and Listing details" above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association.

Registrar and Purpose

Our number with the Israeli Registrar of Companies is 520033234. Section 2 of our memorandum of association provides that our purpose includes any lawful purpose.

Board of Directors

See "Item 6—Directors, Senior Management and Employees—Board Practices."

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

An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company. The duty of care includes a duty to use reasonable means to obtain:

●	information on the appropriateness of a given action brought for his or her approval or performed by virtue of his or her position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

●	refrain from any conflict of interest between the performance of his or her duties to the company and his or her personal affairs;

●	refrain from any activity that is competitive with the company;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

●	disclose to the company any information or documents relating to the company's affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have and all related material information known to him or her concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one's ownership of shares in the company. If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction. Our articles of association do not provide for a different method of approval. No transaction that is not in favor of the company's interest may be approved by the board of directors. Approval first by the company's audit committee and subsequently by the board of directors is required for an extraordinary transaction, meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities. A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors has a personal interest in the approval of such a transaction then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Pursuant to the Israeli Companies Law, all compensation arrangements, including insurance, indemnification or exculpation of, executive officers or office holders who are not directors or our president require compensation committee approval and subsequent approval by the board of directors and, if deviating from our then-effective compensation policy, our shareholders, by special majority. Compensation arrangements with directors, including compensation arrangements with directors in their capacities as executive officers, or with or our president, as well as insurance (unless exempted under the applicable regulations), indemnification or exculpation of directors or our president, require the approval of the compensation committee, the board of directors and the company's shareholders, in that order. If the compensation arrangement of the office holder brought for approval is an amendment of an existing arrangement, then only the approval of the compensation committee is required if the compensation committee determines that the amendment is not material in relation to the existing arrangement.

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

Under the Israeli Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. An extraordinary transaction between a public company and a controlling shareholder, or in which a controlling shareholder has a personal interest, and the terms of any compensation of a controlling shareholder who is an office holder, require the approval of a company's audit committee or the compensation committee, as the case may be, the board of directors and shareholders meeting in that order. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the voting rights in the company held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, must be voted in favor of approving the transaction (for this purpose, abstentions are disregarded); or

●	the voting rights held by shareholders who have no personal interest in the transaction and who are present and voting at the general meeting, and who vote against the transaction, do not exceed 2% of the voting rights in the company.

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

Shareholder Duties

Pursuant to the Israeli Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at class shareholder meetings with respect to the following matters:

●	an amendment to the company's articles of association;

●	an increase of the company's authorized share capital;

●	a merger; or

●	interested party transactions that require shareholder approval.

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

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company's articles of association with respect to the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Private Placements

Under the Israeli Companies Law, a significant private placement of securities requires approval by the board of directors and at a general meeting by holders of a majority of the voting power held by the shareholders present at the meeting, in person or by proxy. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

●	the securities issued amount to 20% or more of the company's outstanding voting rights before the issuance;

●	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

●	the transaction will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company's outstanding share capital or voting rights.

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

Pursuant to our articles of association and the Israeli Companies Law and the regulations promulgated thereunder, a notice of any annual or special general meeting is required to be provided at least 14 days prior to the meeting provided that if voting at a particular general meeting may be by voting deed (under the circumstances described in "—Voting" below), notice must be provided at least 35 days prior to the meeting. Our articles of association provide that notice of a general meeting may be provided by publication rather than by delivery to shareholders of record. We intend to nevertheless distribute a notice of general meeting by delivery to our shareholders of record. Shareholders entitled to participate and vote at general meetings are the shareholders of record on a date determined by our board of directors, which may be between four and 40 days prior to the date of the meeting.

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

In addition, Israeli law provides that a shareholder of a public company may vote in a general meeting or in a meeting of a class of shares by means of a voting deed in which the shareholder indicates how such shareholder votes on resolutions relating to the following matters:

●	an appointment or removal of directors;

●	an approval of transactions with office holders or interested or related parties;

●	an approval of a merger;

●	any other matter in respect of which there is a provision in the articles of association providing that decisions of the general meeting may also be passed by voting deed;

●	the authorization of the chairman of the board of directors or his relative to fulfill the role of the general manager or to exercise his powers, and the authorization of the general manager or his relative to fulfill the role of the chairman of the board of directors or to exercise his powers;

●	scheme of arrangement (with court approval); and

●	other matters which may be prescribed by Israel's Minister of Justice.

A voting deed is a card made available to shareholders prior to a general meeting together with instructions regarding how to fill in and deliver the completed voting deed to us prior to the vote. The provision allowing the vote by voting deed does not apply where the voting power of the controlling shareholder is sufficient to determine the vote. With respect to our company, since we have a controlling shareholder, in any of the matters listed above in which a separate vote of non-interested shareholders is not required and a special majority of more than 50% is also not required, we are not required to provide for the use of voting deeds. The Israeli Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in a customary manner, and refrain from abusing his or her powers with respect to the company. This duty is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company's authorized share capital, mergers and approval of related party transactions. A shareholder must also refrain from oppression of other shareholders. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under the company's articles of association, can appoint or prevent the appointment of an office holder, is required to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty but provides that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. To date there is no binding case law that addresses this subject directly. Any voting agreement is also subject to observance of these duties.

Election of Directors

Under our articles of association, the directors are appointed by the holders of a simple majority of our shares at a general meeting, subject to the special majority requirements for external directors described below. Removal of any director at a general meeting shall be upon the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors. See also "Item 6—Directors, Senior Management and Employees—Board Practices"

Other than a person who has served as a director up to the date of the annual general meeting and/or whose appointment as a director has been recommended to the general meeting by our board of directors, no director shall be appointed at the annual general meeting unless a shareholder or group of shareholders holding 1% or more of the voting rights of our company wishing to propose him as a candidate submits to our office, at least ten days prior to the date of the notice of annual general meeting, a written document, signed by the shareholder, indicating that such shareholder is seeking to nominate such candidate, together with a written consent of the proposed candidate to hold office as a director and his curriculum vitae and all other documents required under the Israeli Companies Law and related regulations with respect to directors and their election that are applicable to our company at such time, including the rules of any exchange on which our shares are listed.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Israeli Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company's articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

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

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company and who could as a result hold over 90% of the target company's voting rights or of the target company's issued and outstanding share capital (or of a class thereof), is required by the Israeli Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder that had its shares so transferred may petition the court within six months from the date of acceptance of the full tender offer, whether or not such shareholder agreed to the tender, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the tender offer. If (a) the shareholders who did not accept the tender offer hold 5% or more of the issued and outstanding share capital of the company (or of the applicable class) or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class) the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company's issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer.

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

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company's outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding, controlling shareholders and any person having a personal interest in the acceptance of the tender offer).

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

Merger

The Israeli Companies Law permits merger transactions if approved by each party's board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party's shares voted on the proposed merger at a general meeting called with at least 35 days' prior notice. Notwithstanding the above, our articles of association provide that the approvals of board members constituting 75% of the members of the board eligible to vote and holders of 60% of our ordinary shares present and eligible to vote at a general meeting are required to approve a merger.

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

See "Item 6—Directors, Senior Management and Employees—Compensation—Employment and Consultant Agreements", "Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions", and "Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries and Credit Facilities and other Indebtedness of Other Group Entities."

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate income tax (CIT). The Israeli CIT rate is 25% in 2016 compared to a tax rate of 26.5% in 2015 and 2014. On July 30, 2013, the Israeli Knesset approved the nation’s economic plan for 2013-2014 (the “Budget Law”), which sought, among other things, to cause dividends distributed from the revaluation of assets to be subject to Israeli capital gain tax at the level of the distributing company, effective only after the publication of relevant regulations.

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

Israeli Tax Considerations for Our Shareholders

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country of residence provides otherwise. The Ordinance distinguishes between "Real Capital Gain" and "Inflationary Surplus." The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. In general, the sale of Gazit-Globe's shares by a foreign investor may be tax exempt in Israel subject to the fulfillment of some conditions in the Israeli domestic tax law.

Israeli Resident Individuals

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Up until the Change in Tax Burden Law (Legislative Amendments), 2011 (the "Tax Burden Law") was introduced, gains from sale of ordinary shares acquired by an individual prior to January 1, 2003 were subject to the individual’s marginal income tax rate in the period until January 1, 2003 and to 20% capital gains tax rate for the period onwards. The tax rate is increased to 25% for sale of shares by an individual shareholder holding 10% or more of the means of control of the company at the time of sale or at any time during the preceding 12 month period (a "substantial shareholder").

Following enactment of the Tax Burden Law, which entered into force on January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of shares is divided to one more layer, so that capital gains tax for the period from January 1, 2012 onward is subject to 25% tax rate (or 30% with respect to a substantial shareholder).

Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2014 and 2015).

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

Furthermore, beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate of individuals on their annual taxable income from any source (whether such individual is an Israeli resident or non-Israeli resident) exceeding NIS 810,720 in 2015 (and 811,560 in years 2014 and 2013) (hereinafter, the "Excess Tax").

Israeli Resident Corporations

Capital Gains

Under present Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the same as the general CIT rate. As described above, the CIT rate was 26.5% for 2015 and 2014 and 25% from 2016 onwards.

Dividend Income

Generally, Israeli resident corporations are exempted from Israeli corporate tax with respect to dividends received from Israeli resident corporations where the income distributed by such corporations were subject to Israeli CIT and such income was not subject to a special tax rate.

Non-Israeli Residents

Non-Israeli residents are subject to tax on income accrued or derived from Israeli sources. These include, inter alia, dividends, royalties and interest, as well as other types of income (e.g., from provision of services in Israel). We are required to withhold income tax on such payments to non-residents. Israel presently has no estate or gift tax.

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident seller if such assets are either (i) located in Israel; (ii) the asset is located abroad and is mainly a right, directly or indirectly, to an asset or to inventory, or it is an indirect right for a right in real estate or to an asset in a "real estate organization" that is located in Israel, for the part of the consideration that is derived from the asset that is located in Israel; (iii) the asset is a share or right for a share in a body of person, which is an Israeli resident; (vi) the asset is a right for a body of persons resident abroad that mainly entails a right, directly or indirectly, for an asset located in Israel – for the part of the consideration that is derived from the asset which is located in Israel unless an income tax treaty between Israel and the seller's country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the CIT rate (26.5% for 2014 and 2015 and 25% for 2016 onwards) or, if derived by an individual, at the rate of 20%-25% or 25%-30% for substantial shareholder, for assets purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 26.5% for a corporation in 2015 and a marginal tax rate of up to 48% for an individual in 2015). Notwithstanding the foregoing, shareholders who are not Israeli residents (individuals and corporations) are generally exempted from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Inflationary Adjustment Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities may be exempted from Israeli capital gains tax under the provisions of an applicable income tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel With Regard to Taxes on Income (the "U.S.-Israel Treaty"), the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempted from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable, however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Payers of consideration for shares, including a purchaser, an Israeli stockbroker effectuating the transaction, or a financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

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

A non-Israeli resident who receives dividends from which Israeli tax was withheld is generally exempted from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for a period that exceeds 180 days in the tax year, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed. Shareholders should consult with their tax advisor regarding their obligation to file tax return in Israel.

Payers of dividends on our ordinary shares, including an Israeli stockbroker effectuating the transaction, or a financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25%, so long as the ordinary shares are registered with a Nominee Company (for corporations and individuals).

Material United States Federal Income Tax Considerations

The following is a description of material United States federal income tax considerations relating to the ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations relating to U.S. holders (as defined below) that are initial purchasers of our ordinary shares and that hold such ordinary shares as capital assets. This description does not address tax considerations that may be relevant to particular holders in light of their individual circumstances, including, without limitation:

●	banks, financial institutions or insurance companies;

●	real estate investment trusts, regulated investment companies or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt entities;

●	certain former citizens or long-term residents of the United States;

●	persons that received our shares as compensation for the performance of services;

●	persons that will hold our shares as part of a "hedging," "integrated" or "conversion" transaction or as a position in a "straddle" for United States federal income tax purposes;

●	partnerships (including entities classified as partnerships for United States federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

●	S-corporations;

●	holders that acquire ordinary shares as a result of holding or owning our preferred shares;

●	U.S. Holders (as defined below) whose "functional currency" is not the U.S. Dollar; or

●	holders that own directly, indirectly or through attribution 10.0% or more of the voting power or value of our shares.

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

For purposes of this description, a "U.S. Holder" is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

●	a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A "Non-U.S. Holder" is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

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

Distributions

Subject to the discussion below under "Passive foreign investment company considerations," if you are a U.S. Holder, the gross amount of any cash distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under "Passive foreign investment company considerations," non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long term capital gains (i.e., gains from the sale of capital assets held for more than one year) , provided that (a) you have held the ordinary shares for at least 61 days during the 121-day period beginning on the date which is 60 days before the ex-dividend date with respect to such dividends, (b) you are not under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property, and (c) such dividends are received from a "qualified foreign corporation" for United States federal income tax purposes. A non-United States corporation (other than a corporation that is classified as a passive foreign investment company for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. Our ordinary shares are listed on the New York Stock Exchange, which is an established securities market in the United States, and therefore we believe that we will constitute a "qualified foreign corporation" for United States federal income tax purposes with respect to dividends on our ordinary shares. Dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under "Passive foreign investment company considerations," to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax free return of your adjusted tax basis (as defined below) in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your United States federal income tax liability. The rules relating to eligibility for such deductions or credits, however, are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to such credits or deductions. Subject to the discussion below, our dividends generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for United States foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if United States persons own, directly or indirectly, 50% or more of the voting power or value of our shares. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited depending on your individual circumstances. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if we are subject to the sourcing rule described above, U.S. Holders should expect that the entire amount of our dividends will be treated as U.S. source income for United States foreign tax credit purposes. U.S. Holders, however, who qualify for benefits of the U.S.-Israel Treaty may elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income pursuant to Articles 4(1) and 26(1) of the U.S.-Israel Treaty, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. You should consult your tax advisor to determine the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel Treaty election described above. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute "passive category income," or, in the case of certain U.S. Holders, "general category income," and in the case of the election described above, its own separate class of income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you have not held your ordinary shares for at least 16 days during the 31 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividends or if you are under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property.

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

Subject to the discussion below under "Backup withholding tax and information reporting requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income (or withholding) tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business (or, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Sale, exchange or other disposition of ordinary shares

Subject to the discussion below under "Passive foreign investment company considerations," if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency), exchange or other disposition and your adjusted tax basis in your ordinary shares, and such gain or loss will be capital gain or loss. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain) on the date of such sale, exchange or other disposition. The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Subject to the discussion below under "Backup withholding tax and information reporting requirements," if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

●	such gain is effectively connected with your conduct of a trade or business in the United States (or, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States); or

●	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive foreign investment company considerations

If we were to be classified as a "passive foreign investment company," or PFIC, in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-United States corporation will be classified as a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

●	at least 75% of its gross income is "passive income"; or

●	at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-United States corporation owns at least 25% by value of the stock of another corporation, the non-United States corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation's income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above, unless such U.S. Holder elects to apply the QEF or the mark-to-market election (described below) and certain other conditions are met.

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our PFIC status for 2015. Based on the advisor's advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and amounts of our gross income, and the nature of our business, we believe we were not a PFIC for the taxable year ending December 31, 2015. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, then unless you make one of the elections described below, a special tax regime will apply to both (a) any "excess distribution" by us to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for our ordinary shares) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. Holder's regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under "Distributions."

Certain elections may be available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status described above. For example, if we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a "QEF") election, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as capital gain. However, we do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are "marketable." Shares will be marketable if they are regularly traded on certain United States stock exchanges (including the NYSE) or on certain non-United States stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

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

If we are a PFIC, a holder of ordinary shares that is a U.S. Holder may have to file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares. Recently enacted legislation (the "Reporting Legislation") provides that all United States persons who are shareholders of a PFIC must file an annual information return. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the United States Treasury authority to decide what information must be included in such annual filing.

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

Backup withholding tax and information reporting requirements

United States backup withholding tax and information reporting requirements may apply to certain payments to certain holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payer or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a payee that is not a United States person that provides an appropriate certification and certain other persons). A payer will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payer or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the beneficial owner's United States federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the Internal Revenue Service.

Recent legislation

Certain U.S. Holders who are individuals are required to report information relating to an interest in "specified foreign financial assets," including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $ 50,000, subject to certain exceptions (including an exception for ordinary shares held in custodial accounts maintained with a United States financial institution) penalties may be imposed for a failure to disclose such information. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of the recent U.S. federal income tax legislation on their ownership and disposition of ordinary shares.

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

The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. All of the Company's EDGAR filings as well as additional special filings can be found on the System for Electronic Document Analysis and Retrieval ("SEDAR") operated by the Canadian Securities Administrators.

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. The significant majority of our rental income (assuming full consolidation of jointly controlled companies) is generated in U.S. dollars, Canadian dollars and Euros. For the year ended December 31, 2015, 31.5% of our rental income was earned in Canadian dollars, 27.9% in Euros, 22.9% in U.S. dollars, 6.9% in Swedish Krona, 4.1% in Norwegian Krone, 3.2% in NIS and 3.5% in other currencies. Our income from development and construction of residential projects activity is primarily generated in NIS (NIS 96 million of gross loss during 2015). In addition, Gazit-Globe's reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary's functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which the liabilities to finance the acquisition of those assets are taken out, in order to maintain our equity in the currencies of the various markets we operate in, and in similar proportions to the proportion of the assets in the various currencies to the total assets.

The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2015 vs. 2014	8.6	(5.9)	(9.1)
2014 vs. 2013	(0.9)	(7.7)	(1.0)
2013 vs. 2012	(6.4)	(9.1)	(3.2)

Assuming a 10% decrease in the U.S. dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 108 million in 2015. Assuming a 10% decrease in the Canadian dollar relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 125 million in 2015. Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 124 million in 2015.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2015, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	4,910	7	448
Cross-currency swap	U.S.$-NIS	711	4	(11)
Cross-currency swap	C$-NIS	826	5	170
Cross-currency swap	BRL-NIS	273	2	111
Cross-currency swap	BRL-U.S.$	814	3	144
Cross-currency swap	Swedish Krona-Euro	637	5	(10)
Cross-currency swap	Norwegian Krona-Euro	458	7	12
Forward contracts	Various currencies	3,035	Less than 1	5
Total		11,664		869

These foreign currency hedge transactions may also include interest exchange features. For further information refer to Note 37c to our audited consolidated financial statements included elsewhere in this Annual report and for the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our hedging transactions, refer to the sensitivity analysis in Note 37f to our audited consolidated financial statements included elsewhere in this Annual report.

Consumer Price Index/Inflation Risk

We have borrowed from banks and issued debentures with repayment provisions linked to changes in the Consumer Price Index in Israel. We also have deposits and have made loans which are linked to changes in the CPI. We have an excess of Israeli CPI-linked liabilities over Israeli CPI-linked assets (mainly in respect of outstanding debentures). As a result, an increase in inflation would have the effect of increasing our finance expenses, leading to lower reported earnings and shareholders' equity. The extent of this effect on our financial statements would be dependent on the rate of inflation in Israel. Part of our cross-currency swap transactions hedge (economically) this exposure. For further details, refer to Notes 37e and 37f to our audited consolidated financial statements included elsewhere in this Annual report.

Assuming an increase of 1% in the Israeli CPI, our pre-tax equity would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax equity would have increased, by NIS 116 million and NIS 100 million as of December 31, 2015 and December 31, 2014, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 55 million and NIS 60 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, there is more recent data suggesting that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2015 and 2014 in the Consumer Price Index or similar inflation indices.

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

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk in respect of cash flow and liabilities bearing fixed interest rates expose us to interest rate risk in respect of fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2015, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable	U.S.$	1,171	variable	fixed	4.3	(5)
Interest rate swaps fixed/variable	C$	352	variable	fixed	0.05	(3)
Interest rate swaps fixed/variable		€488	variable	fixed	2.7	(29)
Interest rate swaps fixed/variable	Swedish Krona	254	variable	fixed	1.92	(17)
Interest rate swaps fixed/variable	Norwegian Krona	993	variable	fixed	5.3	1

As of December 31, 2015 and 2014, 86.4% and 91.4% of our interest bearing liabilities, respectively (80.4% and 88.6% excluding interest rate swaps, respectively), were at fixed interest rates.

The following table presents information about the impact a 1% absolute increase in interest rates would have on pre-tax income (loss) for the year:

	Sensitivity Analysis for Liabilities in Variable Interest
Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rate	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2015	(56)	(10)	(24)	(6)
December 31, 2014	(48)	(10)	(18)	(3)

	Sensitivity Analysis for Fair Value of Derivatives — Absolute changes in Consumer Price Index
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2015	122	61	(62)	(124)
December 31, 2014	81	40	(41)	(83)

The following tables present information about the impact a 2%/1% absolute increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2015
Change in interest on €	564	296	(339)	(732)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change in interest on Brazilian Real	24	13	(11)	(23)
Change in nominal interest on NIS	(107)	(55)	58	119
Change in real interest on NIS	(783)	(403)	433	909

	Sensitivity Analysis for Fair Value of Derivatives— Absolute changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2015
Change in interest on €	(37)	(19)	21	45
Change in interest on U.S.$	83	43	(46)	(94)
Change in interest on C$	78	41	(44)	(92)
Change in interest on Swedish Krona	9	5	(5)	(10)
Change in interest on Norwegian Krona	91	47	(50)	(104)

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

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2015 and December 31, 2014 was NIS 354 million (U.S.$ 90.7 million) and NIS 299 million, respectively. This exposure is not hedged.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 20, 2016, we amended our articles of association, which modified the rights of holders of our ordinary shares such that the staggered board of directors was eliminated and the terms of service of all directors, other than the external directors, shall be instead for one-year periods for each of them. All non-external directors will now be eligible for election or re-election annually. No other amendments to the articles of association were adopted.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that the information required in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to the Company's management regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded Atrium and Sektor Gruppen from its assessment of internal control over financial reporting as of December 31, 2015 because gaining control and full consolidation of the two entities by the Company occurred only during 2015. Atrium and Sektor Gruppen represented approximately 24% of the Company’s consolidated total assets and approximately 20% of its consolidated total revenues as of, and for the year ended, December 31, 2015.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on such assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2015 has been audited by the Company's independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report dated as of March 30, 2016 herein expresses an unqualified opinion on the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Company's internal control over financial reporting as of December 31, 2015 has been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm in Israel and a member of Ernst & Young Global, as stated in their report which is included under "Item 18—Financial Statements" on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Ms. Zehavit Cohen qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite financial experience defined by the NYSE Listed Company Manual. In addition, Ms. Cohen is independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended and the New York Stock Exchange Corporate Governance Standards.

ITEM 16B.	CODE OF ETHICS.

The Company has adopted a code of business conduct applicable to its executive officers, directors and all other employees. A copy of the code is delivered to every employee of Gazit-Globe Ltd. and all of its private subsidiaries, and is available to investors and others on the Company's website at http://www.gazit-globe.com or by contacting the Company's investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on the Company's website. The Company has also implemented a training program for new and existing employees concerning the code of business conduct.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policy on Pre-approval of Audit and Non-Audit Services of Independent Auditors

Our audit committee is responsible for the oversight of its independent auditors' work. The audit committee's policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2015 and 2014 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2015 and 2014:

	2015	2014
	(U.S.$ in thousands)
Audit Fees	3,845	4,006
Audit-Related Fees	1,254	542
Tax Fees	895	417
Total	5,994	4,965

The audit fees for the years ended December 31, 2015 and 2014 were for professional services rendered for the audit of the Company's annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the U.S. SEC as of December 31, 2015, and the Israeli Securities Regulations as of December 31, 2015 and 2014, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2015 and 2014 were for services in respect of accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2015 and 2014 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	CORPORATE GOVERNANCE.

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

Under the NYSE Listed Company Manual, shareholder approval is required prior to the issuance of more than one percent of the number of shares or voting power of the company to a director, officer or 5% securityholder of the company, or a related party, or certain companies, entities or persons with relationships with the related party. The NYSE Listed Company Manual also provides that if the related party involved in the transaction is classified as such solely because such person is a 5% securityholder, and if the issuance relates to a sale of stock for cash at a price at least as great as each of the book and market value of the issuer's common stock, then shareholder approval will not be required unless the number of shares exceeds either five percent of the number of shares or voting power of the company. We currently expect to use this exception to enable us to raise capital from time to time from Norstar, our controlling shareholder, on market terms approved by our board and audit committee, consistent with our past practice. In the future, we may also use this exception in other circumstances, in which Israeli law may, but not necessarily will, require shareholder approval in addition to approval by our board and audit committee.

Under Israeli law an issuance of shares to a controlling shareholder or an issuance of shares pursuant to a transaction in which a controlling shareholder has a personal interest requires approval by the audit committee and the board of directors and then approval at the general meeting of shareholders which meets the requirements described above for extraordinary transactions with controlling shareholders under "Additional Information—Memorandum and articles of association—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions"; provided, that if the audit committee and board of directors determine that the transaction is on market terms and in the ordinary course of business and does not otherwise harm the company, shareholder approval will not be required if shareholders holding at least 1% of the shares do not object within 14 days after the announcement of the transaction.

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

ITEM 19.	EXHIBITS

No.	Description
1.1	Articles of Association of the Registrant, as amended (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on April 20, 2016) ∞
1.2	Memorandum of Association of the Registrant, as amended (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F that we filed with the SEC on April 22, 2013) ∞
4.1	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1, SEC File Number 333-178320)
4.2	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1, SEC File Number 333-178320)
4.3	Amended and Restated Facility Agreement between the registrant, Bank Hapoalim B.M., Israel Discount Bank Ltd and Union Bank of Israel Ltd., dated December 31, 2013 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on January 2, 2014) +
4.4	Amending, Agreement, dated January 21, 2015, between registrant, Bank Hapoalim B.M. Israel Discount Bank Ltd, and Union Bank of Israel Ltd. (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on January 26, 2015).
4.5	Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated May 17, 2010, and amendment thereto (incorporated by reference to Exhibit 10.8 to Registration Statement on Form F-1, SEC File Number 333-178320) +
4.6	Amendment No. 2 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated June 28, 2012 (incorporated by reference to Exhibit 4.9 to our Annual Report on Form 20-F that we filed with the SEC on April 22, 2013) +
4.7	Amendment No. 3 to the Credit Facility Agreement between the registrant and Israel Discount Bank Ltd., dated November 30, 2014 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K that was furnished to the SEC on December 3, 2014) +
4.8	Facility Agreement between the registrant and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.9 to our Registration Statement on Form F-1, SEC File Number 333-178320) +
4.9	Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated July 13, 2010, and amendments thereto (incorporated by reference to Exhibit 10.10 to our Registration Statement on Form F-1, SEC File Number 333-178320) +
4.10	Third Amendment to the Facility Agreement between the registrant and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on March 13, 2013) +
4.11	Third Amendment to the Facility Agreement between Gazit Canada Inc. and Bank Hapoalim, B.M., dated December 31, 2012 and the addendum dated thereto January 13, 2013 (incorporated by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on March 13, 2013) +
4.12	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form F-1, SEC File Number 333-178320)
4.13	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Non-Compete Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F filed with the SEC on April 27, 2012) ∞
4.14	Arrangement Agreement, by and among the registrant, First Capital Realty Inc., Gazit America Inc., dated June 20, 2012 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F that we filed with the SEC on April 22, 2013)
4.15	Governance Agreement, by and between the registrant and CPP Investment Board European Holdings S.à r.l with respect to Citycon Oyj., dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on June 10, 2014)
4.16	Second Amended and Restated Margin Loan Agreement, dated September 1, 2015, among MGN (USA) Inc., Various Lenders, and Citibank N.A. (incorporated by reference to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on September 24, 2015)+
8.1	List of subsidiaries of the Registrant
10.1	Consent of Kost Forer Gabbay & Kasierer
10.2	Consent of KPMG Channel Islands Limited
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002

∞	English translation of original Hebrew document.

+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the Commission.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GAZIT-GLOBE LTD.

By:	/s/ Rachel Lavine
Name:	Rachel Lavine
Title:	Chief Executive Officer

Date: April 21, 2016

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

F - 1

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited the accompanying consolidated statements of financial position of Gazit Globe, Ltd. (the "Company") and subsidiaries as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule of investment property information (the "schedule"). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We did not audit the financial statements of a certain subsidiary, previously an associate accounted for using the equity method and was initially consolidated in 2015, whose assets constituted approximately 16% of total consolidated assets as of December 31, 2015 and whose revenues constituted approximately 16% of total consolidated revenues for the year then ended. Furthermore, as of December, 31, 2014 the Company’s investment in the associate amounted to NIS 4,098 million, and the Company's share in its earnings (losses) amounted to NIS (111) million and NIS 132 million for the years ended December 31, 2014 and 2013, respectively. The financial statements of this company were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company is based on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014 and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, based on our audits, the schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries' internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2016 expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

F - 2

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gazit Globe LTD.

We have audited Gazit Globe, Ltd. (the "Company") and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Atrium European Real Estate Limited ("ATR") and Sektor Gruppen AS ("Sektor"), which are included in the 2015 consolidated financial statements of the Company and subsidiaries and whose assets constituted 24% of total assets at December 31, 2015 and revenues constituted 20% of total revenues for the year then ended. Our audit of internal control over financial reporting of the Company and subsidiaries also did not include an evaluation of the internal control over financial reporting of ATR and Sektor.

In our opinion, the Company and subsidiaries maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2015 and 2014, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015 and the financial statement schedule of investment property information and our report dated March 30, 2016 expressed an unqualified opinion thereon based on our audits and the report of the other auditors.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 30, 2016	A Member of Ernst & Young Global

F - 3

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience
		translation
		(Note 2d(1))
		December 31,	December 31,
		2015	2015	2014
	Note	U.S. dollars	NIS
		In millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	545	2,125	650
Short-term investments and loans	4a	52	203	368
Marketable securities	4b	10	38	299
Financial derivatives	37c	20	77	90
Trade receivables	5	119	467	536
Other accounts receivable	6	93	363	303
Inventory of buildings and apartments for sale	7	134	522	590
Income taxes receivable		6	24	14
		979	3,819	2,850
Assets classified as held for sale	8	212	826	1,046
		1,191	4,645	3,896
NON-CURRENT ASSETS
Equity-accounted investees	9	768	2,996	6,213
Other investments, loans and receivables	10	193	754	564
Available-for-sale financial assets	11	197	771	383
Financial derivatives	37c	180	702	288
Investment property	12	18,095	70,606	56,646
Investment property under development	13	663	2,587	1,642
Fixed assets, net	14	43	170	171
Intangible assets, net	15	231	900	103
Deferred taxes	25p	27	105	78
		20,397	79,591	66,088
		21,588	84,236	69,984

The accompanying notes are an integral part of these consolidated financial statements.

F - 4

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		Convenience
		translation
		(Note 2d(1))
		December 31,	December 31,
		2015	2015	2014
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	16	272	1,062	553
Current maturities of non-current liabilities	17	584	2,279	2,711
Financial derivatives	37c	12	45	59
Trade payables	18	213	833	900
Other accounts payable	19	390	1,521	1,262
Advances from customers and buyers of apartments	7	84	326	304
Income taxes payable		28	111	74
		1,583	6,177	5,863
Liabilities attributed to assets held for sale	8	13	50	110
		1,596	6,227	5,973
NON-CURRENT LIABILITIES
Debentures	20	7,555	29,480	24,433
Convertible debentures	21	236	921	1,254
Interest-bearing loans from banks and others	22	2,936	11,457	8,552
Financial derivatives	37c	24	93	94
Other liabilities	23	103	402	190
Deferred taxes	25p	1,195	4,661	3,618
		12,049	47,014	38,141
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	27
Share capital		64	249	232
Share premium		1,277	4,983	4,411
Retained earnings		1,334	5,207	4,915
Foreign currency translation reserve		(795)	(3,103)	(1,641)
Other reserves		50	197	127
Loans granted to purchase shares of the Company's shares		-	-	-*)
Treasury shares		(5)	(21)	(21)
		1,925	7,512	8,023
Non-controlling interests	27g	6,018	23,483	17,847
Total equity		7,943	30,995	25,870
		21,588	84,236	69,984

*)      Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

F - 5

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Convenience
		translation
		(Note 2d(1))
		Year ended	Year ended
		December 31,	December 31,
		2015	2015	2014	2013
	Note	U.S. dollars	NIS
		(In millions, except for per share data)
Rental income	30	1,576	6,150	4,913	5,146
Property operating expenses	31	504	1,966	1,584	1,689
Net operating rental income		1,072	4,184	3,329	3,457
Revenues from sale of buildings, land and construction works performed	32a	296	1,153	1,357	1,672
Cost of buildings sold, land and construction works performed	32b	320	1,249	1,660	1,688
Loss from sale of buildings, land and construction works performed		(24)	(96)	(303)	(16)
Total gross profit		1,048	4,088	3,026	3,441
Fair value gain from investment property and investment property under development, net		182	711	1,053	962
General and administrative expenses	33	(203)	(794)	(619)	(610)
Other income	34a	8	31	55	218
Other expenses	34b	(205)	(798)	(81)	(74)
Company's share in earnings of equity-accounted investees, net	9b	62	242	12	149
Operating income		892	3,480	3,446	4,086
Finance expenses	35a	(475)	(1,852)	(2,115)	(2,185)
Finance income	35b	221	861	157	549
Income before taxes on income		638	2,489	1,488	2,450
Taxes on income	25q	47	183	405	265
Net income		591	2,306	1,083	2,185
Attributable to:
Equity holders of the Company		159	620	73	927
Non-controlling interests		432	1,686	1,010	1,258
		591	2,306	1,083	2,185
Net earnings per share attributable to equity holders of the Company:	36
Basic net earnings		0.89	3.47	0.41	5.41
Diluted net earnings		0.88	3.45	0.39	5.35

The accompanying notes are an integral part of these consolidated financial statements.

F - 6

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2015	2015	2014	2013
	U.S. dollars	NIS
	In millions

Net income	591	2,306	1,083	2,185
Other comprehensive income (loss) (net of tax effect *):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(983)	(3,834)	1,148	(2,443)
Net gains (losses) on cash flow hedges (1)	(6)	(25)	46	239
Net gains (losses) on available-for-sale financial assets	(17)	(66)	36	(4)
Exercise of capital reserves of company previously accounted for using the equity method	116	452	-	-
	(890)	(3,473)	1,230	(2,208)
Items not to be reclassified to profit or loss:
Loss on revaluation of fixed assets in joint venture	-	-	-	(6)
Total other comprehensive income (loss)	(890)	(3,473)	1,230	(2,214)
Total comprehensive income (loss)	(299)	(1,167)	2,313	(29)
Attributable to:
Equity holders of the Company (2)	(231)	(901)	445	(46)
Non-controlling interests	(68)	(266)	1,868	17
	(299)	(1,167)	2,313	(29)

(1)	Includes Company's share in other comprehensive income (loss) of investees according to the equity method	6	22	(34)	(19)
(2)	Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
	Net income	159	620	73	927
	Exchange differences on translation of foreign operations	(487)	(1,900)	307	(1,087)
	Net gains (losses) on cash flow hedges	(2)	(7)	29	123
	Net gains (losses) on available-for-sale financial assets	(17)	(66)	36	(3)
	Loss on revaluation of fixed assets in joint venture	-	-	-	(6)
	Exercise of capital reserves of company previously accounted for using the equity method	116	452	-	-
		(231)	(901)	445	(46)

*)     For further details regarding other comprehensive income (loss) and related tax impact, see Note 27f.

The accompanying notes are an integral part of these consolidated financial statements.

F - 7

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	Convenience translation into U.S. dollars (Note 2d(1))
	In millions
Balance as of January 1, 2015	60	1,130	1,259	(420)	32	*) -	(5)	2,056	4,574	6,630
Net income	-	-	159	-	-	-	-	159	432	591
Other comprehensive loss	-	-	-	(375)	(15)	-	-	(390)	(500)	(890)
Total comprehensive income (loss)	-	-	159	(375)	(15)	-	-	(231)	(68)	(299)
Issue of shares net of issuance expenses	4	146	-	-	-	-	-	150	-	150
Exercise of share options into Company's shares	*) -	1	-	-	(1)	-	-	*) -	-	*) -
Repayment of loans to purchase shares	-	-	*)-	-	-	*) -	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	1	-	-	1	12	13
Dividend paid (Note 27h)	-	-	(84)	-	-	-	-	(84)	-	(84)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	1,089	1,089
charging the non-controlling interests' share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(19)	-	-	(19)	19	-
Capital issuance to non-controlling interests	-	-	-	-	22	-	-	22	606	628
Sale of shares to non-controlling interests	-	-	-	-	27	-	-	27	116	143
Acquisition of non-controlling interests	-	-	-	-	3	-	-	3	(53)	(50)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(1)	(1)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(276)	(276)
Balance as of December 31, 2015	64	1,277	1,334	(795)	50	-	(5)	1,925	6,018	7,943

*) Represents an amount of less than U.S. $ 1 million.

**) For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

F - 8

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS In millions
Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*) -	(21)	8,023	17,847	25,870
Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)
Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)
Issue of shares net of issuance expenses	17	569	-	-	-	*) -	-	586	-	586
Exercise of share options into company's shares	*) -	3	-	-	(3)	-	-	*) -	-	*) -
Repayment of loans to purchase shares	-	-	*) -	-	-	-	-	*) -	-	*) -
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend paid (Note 27h)	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interest in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests' share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Sale of shares to non-controlling interests	-	-	-	-	108	-	-	108	453	561
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)
Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	-	(21)	7,512	23,483	30,995

*) Represents an amount of less than NIS 1 million.

**) For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

F - 9

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2014	229	4,288	5,160	(2,000)	146	*) -	(21)	7,802	14,551	22,353
Net income	-	-	73	-	-	-	-	73	1,010	1,083
Other comprehensive income	-	-	-	307	65	-	-	372	858	1,230
Total comprehensive income	-	-	73	307	65	-	-	445	1,868	2,313

Issue of shares net of issuance expenses	3	113	-	-	-	-	-	116	-	116
Exercise of share options into Company's shares	*) -	10	-	-	(10)	-	-	*) -	-	*) -
Revaluation of loans to purchase shares	-	-	*) -	-	-	*) -	-	-	-	-
Cost of share-based payment	-	-	-	-	9	-	-	9	40	49
Dividend paid	-	-	(318)	-	-	-	-	(318)	-	(318)
Charging the con-controlling interests share in equity deficit of subsidiary to equity holders of the Company
	-	-	-	-	(79)	-	-	(79)	79	-
Capital issuance to non-controlling interests	-	-	-	58	(7)	-	-	51	2,378	2,429
Acquisition of non-controlling interests	-	-	-	(6)	3	-	-	(3)	(322)	(325)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(747)	(747)
Balance as of December 31, 2014	232	4,411	4,915	(1,641)	127	*) -	(21)	8,023	17,847	25,870

*) Represents an amount of less than NIS 1 million.

**) For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

F - 10

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non-controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2013	219	3,805	4,531	(913)	60	*)-	(21)	7,681	14,616	22,297
Net income	-	-	927	-	-	-	-	927	1,258	2,185
Other comprehensive income (loss)	-	-	-	(1,087)	114	-	-	(973)	(1,241)	(2,214)
Total comprehensive income (loss)	-	-	927	(1,087)	114	-	-	(46)	17	(29)
Issue of shares net of issuance expenses	10	479	-	-	-	-	-	489	-	489
Exercise of share options into Company's shares	-	4	-	-	(4)	-	-	*)-	-	*)-
Revaluation of loans to purchase shares	-	-	*)-	-	-	*)-	-	-	-	-
Repayment of loans to purchase shares	-	-	-	-	-	*)-	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	10	-	-	10	21	31
Dividend paid	-	-	(298)	-	-	-	-	(298)	-	(298)
Capital issuance to non-controlling interests	-	-	-	-	(30)	-	-	(30)	626	596
Acquisition of non-controlling interests	-	-	-	-	(4)	-	-	(4)	(33)	(37)
Conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(8)	(8)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(688)	(688)
Balance as of December 31, 2013	229	4,288	5,160	(2,000)	146	*)-	(21)	7,802	14,551	22,353

*) Represents an amount of less than NIS 1 million.

**) For additional details regarding other reserves, see Note 27e.

The accompanying notes are an integral part of these consolidated financial statements

F - 11

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2015	2015	2014	2013
	U.S. dollars	NIS
	(In millions)
Cash flows from operating activities:
Net income	591	2,306	1,083	2,185
Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	254	991	1,958	1,636
Company’s share in earnings of equity-accounted investees, net	(62)	(242)	(12)	(149)
Fair value gain from investment property and investment property under development, net	(182)	(711)	(1,053)	(962)
Depreciation and amortization (including goodwill impairment)	23	89	32	34
Taxes on income	47	183	405	265
Impairment loss of other assets	5	20	15	2
Capital loss, net	27	106	65	53
Change in employee benefit liability	-	1	-	-
Loss from decrease in holding interest and disposal of investees, net (Note 9c2)	392	1,531	1	11
Gain from bargain purchase (Note 9c2)	(273)	(1,065)	(47)	(198)
Cost of share-based payments	12	45	45	41
	243	948	1,409	733
Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	15	57	151	(138)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	7	29	37	(13)
Decrease in trade and other accounts payable	(14)	(55)	(148)	(54)
Increase in tenants’ security deposits, net	-	1	14	8
	8	32	54	(197)
Net cash provided by operating activities before interest, dividend and taxes	842	3,286	2,546	2,721
Cash received and paid during the year for:
Interest paid	(469)	(1,830)	(1,892)	(1,843)
Interest received	11	43	193	218
Dividend received	18	70	233	155
Taxes paid	(14)	(55)	(56)	(69)
Tax refund received	-	-	2	7
	(454)	(1,772)	(1,520)	(1,532)
Net cash provided by operating activities	388	1,514	1,026	1,189

The accompanying notes are an integral part of these consolidated financial statements.

F - 12

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2015	2015	2014	2013
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:
Initial consolidation of investment previously accounted for using equity method (a)	293	1,145	-	-
Acquisition of initially consolidated subsidiary (b)	(572)	(2,233)	-	-
Investment return and proceeds from sale of investees	47	185	33	54
Investment in and loans to investees	(305)	(1,193)	(313)	(1,275)
Acquisition, construction and development of investment property	(855)	(3,338)	(3,273)	(2,994)
Investments in fixed assets	(4)	(15)	(23)	(50)
Proceeds from sale of investment property net of tax paid	298	1,164	2,651	2,136
Proceeds from sale of fixed assets	-	-(*	3	38
Grant of long-term loans	(16)	(61)	(56)	(181)
Collection of long-term loans	25	97	226	329
Short-term investments, net	(5)	(19)	(9)	(30)
Investment in financial assets	(135)	(529)	(274)	(345)
Proceeds from sale of financial assets and deposits' withdrawal	92	360	267	110
Net cash used in investing activities	(1,137)	(4,437)	(768)	(2,208)

Cash flows from financing activities:

Issue of shares net of issue expenses	150	586	118	489
Repayment of loans granted for purchase of Company’s shares	-	-(*	-	-(*
Exercise of share options into Company’s shares	-	-(*	-(*	-(*
Capital issuance to non-controlling interests, net	585	2,284	2,365	536
Acquisition of non-controlling interests	(50)	(197)	(325)	(102)
Sale of shares to non-controlling interests net of tax paid	124	482	-	-
Dividend paid to equity holders of the Company	(84)	(328)	(318)	(298)
Dividend paid to non-controlling interests	(279)	(1,087)	(739)	(698)
Receipt of long-term loans	826	3,224	1,608	1,429
Repayment of long-term loans	(1,089)	(4,251)	(6,253)	(4,820)
Receipt (Repayment) of long-term credit facilities from banks, net	124	482	(261)	(1,084)
Short-term credit from banks and others, net	110	428	377	(83)
Repayment and early redemption of debentures and convertible debentures	(662)	(2,582)	(1,284)	(1,366)
Issue of debentures and convertible debentures	1,441	5,624	3,768	6,033
Unwinding of hedging transactions	-	-	243	392
Net cash provided by (used in) financing activities	1,196	4,665	(701)	428
Exchange differences on balances of cash and cash equivalents	(69)	(267)	75	(74)
Increase (decrease) in cash and cash equivalents	378	1,475	(368)	(665)
Cash and cash equivalents at the beginning of the year	167	650	1,018	1,683
Cash and cash equivalents at the end of the year	545	2,125	650	1,018

*) Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

F - 13

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW

		Convenience
		translation
		(Note 2d(1))
		Year ended	Year ended
		December 31,	December 31,
		2015	2015	2014	2013
		U.S. dollars	NIS
		(In millions)
(a)	Initial consolidation of investment previously accounted for using the equity method (Note 9c2):
	Working capital (excluding cash and cash equivalents):
	Current assets	(63)	(245)	-	-
	Current liabilities	92	360	-	-
		29	115	-	-
	Non-current assets	(3,428)	(13,375)	-	-
	Non-current liabilities	1,626	6,345	-	-
	Non-controlling interests	1,053	4,111	-	-
	Realization of capital reserves	116	452	-	-
	Realization of investment accounted for using the equity method	1,016	3,963	-	-
	Loss on revaluation of previous investment	(392)	(1,531)	-	-
	Gain from bargain purchase	273	1,065	-	-
	Increase in cash and cash equivalents	293	1,145	-	-

(b)	Acquisition of initially consolidated subsidiaries (Note 9f7):
	Working capital (excluding cash and cash equivalents):
	Current assets, net	(9)	(34)	-	-
	Non-current assets	(1,613)	(6,294)	-	-
	Non-current liabilities	1,219	4,758	-	-
	Non-controlling interests in initially consolidated subsidiary	36	139	-	-
	Goodwill generated in the acquisition	(205)	(802)	-	-
	Increase in cash and cash equivalents	(572)	(2,233)	-	-

(c)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	43	167	-	-
	Conversion of early redemption and interest payment of convertible debentures for subsidiary’s shares	45	175	66	67
	Dividend payable to non-controlling interests	19	76	85	77

(d)	Additional information:
	Tax paid included under investing and financing activities	36	142	96

The accompanying notes are an integral part of these consolidated financial statements.

F - 14

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its public and private investees ("the Group"), is engaged in the acquisition, development and management of supermarket-anchored shopping centers in over 20 countries throughout the world, focusing in growth urban markets. Furthermore, the group operates to explore and realize business opportunities by acquiring shopping centers and/or companies within its core business (including with partners) both in regions where it currently operates and also in new regions. Until January 2016, the Group operated in the development and construction sector primarily of residential projects in Israel and in Central-Eastern Europe (refer to Note 9g).

For details regarding business combinations during the reported year for which the Financial Statements of ATR and Sektor were initially consolidated, refer to Notes 9c2 and 9f7.

The Company's securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker "GZT".

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. ("Norstar") directly and through its wholly-owned subsidiary (collectively, "Norstar Group").

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company's financial reports according its share in the arrangement's assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company's account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

Related parties	-	As defined in IAS 24 (Revised).

F - 15

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: -	GENERAL (Cont.)

EQY	-	Equity Once Inc., consolidated entity. (Note 9d)

FCR	-	First Capital Reality Inc., consolidated entity. (Note 9e)

CTY	-	Citycon Oyj, consolidated entity. (Note 9f)

ATR	-	Atrium European Real Estate Limited, consolidated entity. (Note 9c)

The reporting date	-	December 31, 2015.
c.	The Company's financial statements as of December 31, 2015 were approved by the Company's board of directors on March 30, 2016.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The consolidated financial statements of the Group have been prepared on a cost basis, except for investment property, investment property under development, and certain financial instruments including derivative instruments that are measured at fair value.

The Company presents profit or loss items using the "function of expense" method.

The basis of preparation of the financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, except as described below:

Changes in accounting policy due to initial application of new standards

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

The amendment was implemented prospectively from January 1, 2015. The amendment had no material effect on the company’s financial statements.

F - 16

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Group's consolidated financial statements requires management to exercise judgments and make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, in the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the assets or liabilities affected in future periods.

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic	Main Considerations		Reference/Possible Effect
Existence of effective control	●	Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights	Consolidation of financial statements or application of the equity method and relevant
	●	Degree to which the other holdings are diversified	measurement impact– refer to Note 2c and Note 9d, e and f
	●	Voting patterns at prior meetings of shareholders
Classification of Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property		Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2t
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition		Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including goodwill and deferred taxes – refer to Note 2o
Reliable measurement of the fair value of investment	●	Location of the property under development in a developed and liquid market	Measurement of investment property under construction at cost or at fair value – refer to
property under development	●	Existence of a reliable estimate of the construction costs	Note 13
	●	Availability of relevant regulatory consent for the utilization of the land rights, and applicable zoning, city plan and building permits exist
	●	The lease up of a major percentage of the leasable areas
Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?		Reporting rental income on a gross or net basis – refer to Note 2z

F - 17

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Key estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 12 and Note 13
Impairment of goodwill	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments of group of cash-generation units to which the goodwill is allocated	Determination whether to record an impairment - refer to Note 2u2 and Note 15
Bargain purchase gain	Identifying the assets and liabilities, net that were acquired in the transaction and their reliable measurement in order to reflect the figures of the acquired company	Determination of the goodwill or the bargain purchase gain arising from the acquisition - refer to Note 9c and Note 34
Recording of deferred tax assets and provision for income taxes.	Expectation of current and future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2w and Note 25p
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 37b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2x and Note 28
Revenue recognition from construction contracts	Estimation of percentage of completion including estimations regarding collection ability, project costs and total revenues	Timing and amounts of revenue recognition and costs recognized, refer to Note 2z
Provision for legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Recognition of provision for legal claims based on the estimation of chances to be accepted, refer to note 26d

F - 18

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

c.	Consolidated financial statements

The consolidated financial statements include the financial statements of the Company as well as the entities that are controlled by the Company (subsidiaries). Control exists when the Company has power over the investee, exposure, or rights, to variable returns from its involvement with the investee and the ability to use its power over the investee to affect the amount of the investor's returns. In assessing control, potential voting right are only considered if they are substantive. Financial statements are consolidated from the date control is obtained until the date that control ceases.

Consolidation due to effective control

The Group consolidates certain subsidiaries on the basis of effective control in accordance with IFRS 10.

Below is the aspects considered by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).
2.	Wide diversity of public holdings of the remaining shares conferring voting rights and the absence of other single entity beside the Group that holds a significant portion of the investee's shares.
3.	The Group has the majority of the participating voting power (quorum) according to historical records of the general meetings of shareholders and voting agreements with other shareholders, granting it in fact the right to appoint the majority of the board members.
4.	The ability to establish policies and guide operations by appointing the investee's senior management (CEO, Chairman of the Board).
5.	The non-controlling interests have no participating rights or other preferential rights, excluding standard protective rights.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 43.4% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY's shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with other shareholders refer to Note 26a3.

2.	The Group has consolidated in its financial statements due to effective control the accounts of EQY, inter alia, due to a significant holding interest and voting rights of 38.4% in EQY at the reporting date (35.1% on a fully diluted basis), wide diversity of public holdings of the remaining shares, restriction under EQY's charter on any other shareholder from holding above 10% interest in EQY, the Group has ownership of a high voting power of the participating voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and the senior management of EQY. Furthermore, according to EQY’s charter, a majority of at least 2/3 of the shareholders is required in order to assemble an extraordinary general meeting of the shareholders for the appointment of directors. Since the company holds more than 1/3 of the voting rights, without the Company’s consent the possibility of replacing the existing directors is limited to the annual general meeting.

3.	The Group has consolidated in its financial statements due to effective control the accounts of FCR, inter alia, due to a significant holding interest and voting rights of 42.2% in FCR at the reporting date (39.4% on a fully diluted basis), wide diversity of public holdings of the remaining shares, the Group has ownership of a high voting power in the general meetings enabling inter alia its ability to appoint the majority of directors and indirectly, the senior management of FCR. In accordance with securities laws in Canada any shareholder holding more than 20% of the Company's share capital may acquire in the stock exchange during a calendar year up to additional 5%, as for excess purchase a submission of general tender offer is required. It is clarified that this restriction does not apply in cases of share offerings by FCR and in off-market acquisitions. In addition, the Group has a voting agreement with other shareholders, see Note 26a. Subsequent to the reporting date, the Company acts for termination of the aforementioned shareholders agreement and examines its implications, if any, on the consolidated Financial Statements for the periods after the cancellation.

F - 19

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary including their relative proportion of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2015 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2015 (U.S.$ 1 = NIS 3.902). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers of convenience.

The functional currency, which is the currency that best reflects the economic environment in which the Company operates and conducts its transactions, is determined separately for each Group entity, including entities accounted for using the equity method, and is used to measure its financial position and operating results. The functional currency of the Company is the NIS.

When an Investee's functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

F - 20

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

Intra-group loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising from these loans are recognized in other comprehensive income (loss).

Upon disposal of a foreign operation that leads to loss of control of a subsidiary, or in disposal of foreign operation accounted for equity method, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income, is transferred to the income statement. In addition, on partial disposal of a subsidiary that includes a foreign operation that does not leads to loss of control the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests.

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

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at each reporting date according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets, are recognized in profit or loss.

e.	The operating cycle

The Group has two operating cycles. The average operating cycle of construction and sale of buildings and apartments’ activity is three years. The operating cycle of the investment property and of the construction works activities is one year (see Note 7). Accordingly, the assets and liabilities directly attributable to these activities are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

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

F - 21

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

h.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group Companies' managements, is doubtful. Furthermore, with respect to trade receivables for which no specific allowance was recognized, subject to materiality, an additional impairment is recognized estimated on a group base according to credit risks characteristics. Impaired trade receivables are derecognized when they are assessed as uncollectible.

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

F - 22

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity ("the investments") are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables recognized based on their terms, normally at face value. As for recognition of interest income, see y below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under "Decrease in value of financial investments", or under "loss from sale of marketable securities", as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see z below.

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

Convertible debentures that were issued in the issuing company's functional currency which are unlinked to certain index and not stated in foreign currency and which contain both an equity component in respect of conversion options and a liability component, are separated into an equity component (net of the tax effect) and a liability component. Each component is presented separately net of the respective transaction costs. This separation is calculated by determining the liability component first based on the fair value of an equivalent non-convertible liability. The value of the equity component is determined as the residual value. For convertible debentures that were issued by subsidiaries, the equity component is included within non-controlling interests.

F - 23

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

A financial liability is derecognized when it is extinguished, meaning, when the obligation is discharged, cancelled or expires. A financial liability is extinguished when the debtor (the Group):

●	discharges the liability by paying in cash, other financial assets, goods or services; or
●	is legally released from the liability.

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

1.	Financial assets carried at amortized cost

There is objective evidence of impairment of debt instruments, loans and receivables measured at amortized cost as a result of one or more events that has occurred after the initial recognition of the asset and that loss event has a negative impact on the estimated future cash flows. The amount of the loss carried to profit or loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not yet been incurred) discounted at the original effective interest rate. If the financial asset bears a variable interest rate, the discount rate is the current effective interest rate. In subsequent periods, the amount of the impairment loss is reversed if the recovery of the asset can be related objectively to an event occurring after the impairment was recognized.

F - 24

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The amount of the reversal, as abovementioned, is recognized as profit or loss up to the amount of any previous impairment.

2.	Available-for-sale financial assets

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

m.	Financial derivatives and hedge accounting

In line with its risk management policy, the Group occasionally enters into derivative contracts such as cross-currency swaps of principle and interest ("swap"), currency forward contracts and Interest Rate Swaps ("IRS") to hedge its risks associated with changes in interest rates and currency exchange fluctuations. Such financial derivatives are presented as current or non-current based on their maturity dates.

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

On unwinding hedging transactions, whether or not they are designated as an accounting hedge, when the transaction includes a hedge of cash flows with respect to principal and interest, the cash flows received or paid are classified in the statement of cash flow under financing activity, in respect of the cash flows representing the hedge of the principal component, and under operating activity, in respect of the cash flows representing the hedge of the interest component. With regard to unwinding of interest rate swap (IRS) the cash flows received or paid are classified in the statement of cash flow under operating activity.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Upon disposal of foreign operation, the cumulative translation difference in comprehensive income is reclassified to profit or loss.

F - 25

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

n.	Fair value measurement

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

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 37b.

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

Business combinations are accounted for by applying the acquisition method. Under this method, the assets and liabilities of the acquired business are identified at fair value on the acquisition date. The cost of the acquisition is the aggregate fair value of the assets acquired, liabilities assumed and equity rights issued by the acquirer on the date of acquisition. In respect of each business combinations, non-controlling interests are measured either at fair value on the acquisition date or at the relative share of the non-controlling interests in the acquiree's net identifiable assets. The Direct acquisition costs are recognized immediately as an expense in profit or loss.

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

F - 26

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

p.	Investments in associates and joint ventures

The investment in associates or joint ventures is accounted for using the equity method. Under the equity method, the investment in associates or joint ventures is accounted for in the financial statements at cost plus changes in the Group's share of net assets, including other comprehensive income (loss), of the associates or joint ventures. The equity method is applied until the loss of significant influence or joint control or classification of the investment as non-current asset held-for-sale.

The Group continues to apply the equity method in cases which the associate become a joint venture and vice versa. The Company applies the provision of IFRS 5 with regards to the investment or part of the investment in associate or Joint venture that is classified as held for sale. The remaining of the investment not classified as held for sale is still measured according to the equity method.

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group's share in the net fair value of the associates or joint ventures' net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets the difference is recognized as a gain from bargain purchase in profit or loss.

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

F - 27

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group's managements that have extensive professional knowledge and deeply familiar with the type of assets and markets in which the Group operates. For further details refer to Notes 12 and 13.

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

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

	%

Buildings	2
Motor vehicles	15
Equipment	2.5-5	(mainly 5%)
Computers, software, office furniture and office equipment	6-33

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

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management's assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 15) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

t.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

F - 28

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized and replaced with a financial asset, "Receivables with respect to finance lease", at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

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

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (less depreciation) had no impairment loss been recognized for the asset in prior periods and its recoverable amount. A reversal of an impairment loss of an asset measured at cost is recognized as income in profit or loss.

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

F - 29

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT's policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group's interests in the REIT (further details are provided in Note 25b).

F - 30

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Nevertheless, deferred taxes are recognized for distribution of earnings by a subsidiary which qualifies as a REIT for tax purposes, due to the REIT's policy to distribute most of its taxable income to its shareholders. The abovementioned deferred taxes are recognized based on the Group's interests in the REIT (further details are provided in Note 25b).

In situations where the Group holds single asset entities and where the manner in which the Group expects to realize the investment is by selling the shares of the single asset entity rather than by disposing of the asset itself, the Group recognizes deferred taxes both in relation to the temporary inside differences arising from the gap between the tax basis of the asset and its book value and, if relevant, also in relation to the outside temporary differences arising from the gap between the tax basis of the shares of the single asset entity and the share of the Group that holds the net assets of the single asset entity in the consolidated financial statements.

Taxes that would apply in the event of the sale of investments in subsidiaries have not been taken into account in recognizing deferred taxes, as long as the realization of the investments is not expected in the foreseeable future. Also, deferred taxes with respect to distribution of earnings by investee companies as dividend are not been taken into account in recognizing deferred taxes, since dividend distribution does not involve additional tax liability and, since it is the Group's policy not to initiate dividend distributions that trigger additional tax liability.

Deferred taxes are offset if there is a legally enforceable right to set off a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

x.	Share-based payment transactions

The Group's employees and officers are entitled to remuneration in the form of share-based payment transactions as consideration for equity instruments ("equity-settled transactions") and certain employees and officers are entitled to cash-settled benefits based on the increase in the Group companies’ share price ("cash-settled transactions").

Equity-settled transactions

The cost of equity-settled transactions with employees and officers is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard pricing model.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the "vesting period"), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

In cases where the Company performs modification of equity instruments granted ("modification"), which increases the aggregate fair value of the granted compensation or benefits the grantee, an additional expense is recognized incremental to the original expense, according to the fair value measured immediately before and after the modification ("incremental expense"). If the modification occurs during the vesting period, the incremental expense is recognized over the remainder of the vesting period, whereas if the modification occurs after the vesting date, the incremental expense is recognized immediately, or over the additional vesting period if applicable.

Cancellation of a grant is accounted for as if it had vested on the date of cancellation, and any expense not yet recognized for the grant is immediately recognized. However, if the cancelled grant is replaced by a new grant and is intended to be a replacement grant, the cancelled and new grants are accounted for together as a modification of the original grant, as described above.

F - 31

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

2.	Post-employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Group companies have defined contribution plans under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not have sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions in the defined contribution plan in respect of severance pay or compensation are recognized as an expense when due to be contributed to the plan simultaneously with receiving the employee's services and no additional provision is required in the financial statements.

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable and subject to materiality, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 24.

z.	Revenue recognition

Revenues are recognized in the income statement when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Rental income

Rental income under an operating lease is recognized on a straight-line basis over the lease term. Rental income, where there is a fixed and known increase in rental fees over the term of the contract, is recognized as revenues on a straight-line basis as an integral part of total rental income over the lease period. Similarly, lease incentives granted to tenants, in cases where the tenants are the primary beneficiary of such incentives, are considered as an integral part of total rental income and recognized on a straight-line basis over the lease term as a reduction of revenues.

F - 32

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Revenues from construction contracts

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is probable, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Group's ability (as the contractor) to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of costs incurred to date to the estimated total costs. If not all the criteria for recognition of revenue from construction contracts are met, then revenue is recognized only to the extent of costs whose recoverability is probable ("zero profit margin" presentation).

An expected loss on a contract is recognized immediately irrespective of the stage of completion and classified within cost of revenues.

aa.	Earnings per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share only include shares that were actually outstanding during the period. Potential ordinary shares are only included in the computation of diluted earnings per share when their conversion decreases earnings per share, or increases loss per share, from continuing operations. Furthermore, potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company's share of earnings of investees is included based on the basic and diluted earnings per share of the investees multiplied by the number of shares held by the Company, as applicable.

bb.	Provisions

A provision in accordance with IAS 37 is recognized when the Group has a present legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Levies imposed on the Company by government entities through legislation, are accounted for pursuant to IFRIC 21 according to which the liability for the levy is recognized only when the activity that triggers payment occurs.

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

F - 33

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

2.	Its operating results are regularly reviewed by the Group's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

ee.	Disclosure of new IFRS's in the period prior to their adoption

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

The Amendment will be adopted retrospectively from the financial statements for annual periods beginning on January 1, 2018 or thereafter. Earlier application is permitted.

The Company is evaluating the potential effect of the adoption of IFRS 15 but at this stage is unable to assess its effect, if any, on the financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (herein after-“The Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

F - 34

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The Standard prescribes that, at initial recognition, all the financial assets are to be measured at fair value. In subsequent periods, debt instruments are to be measured at amortized cost only if the two following cumulative conditions are met:

●	The asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom.

●	In accordance with the contractual terms of the financial asset, the company is entitled, on specified dates, to receive cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value. The Standard makes a distinction between debt instruments to be measured at fair value through profit or loss and debt instruments to be measured at fair value through other comprehensive income.

Financial assets that are equity instruments are to be measured in subsequent periods at fair value.

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

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, "Leases", ("the new Standard"). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

According to the new Standard:

●	In respect of all leases, lessees are required to recognize an asset against a liability in the statement of financial position (except in certain cases) similarly to the accounting treatment of finance leases according to the existing IAS 17, "Leases".

●	Lessees are required to initially recognize a lease liability for the obligation to make lease payments and a right-of-use asset for the right to use the underlying asset for the lease term. Interest expenses and depreciation expenses will be recognized separately.

●	Variable lease payments that are not CPI or interest dependent based on performance or use (such as percentage of turnover) will be recognized as expenditure by the lessees or as income by the lessors as incurred.

●	In the event of change in variable lease payments that are CPI-linked, lessees will reevaluate the lease liability and the effect of the change will be carried to the right-of-use asset.

●	The new Standard prescribes two exceptions according to which lessees are permitted to make an election, on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value or leases with a lease term of 12 months or less.

●	Lessors' accounting treatment remains substantially unchanged, namely classification of the lease as finance lease or operating lease.

F - 35

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, "Revenue from Contracts with Customers", is simultaneously applied.

The new Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required.

The Company is studying the possible effect of the new Standard. At this stage, the Company is unable to quantify the impact on the financial statements.

NOTE 2A: -	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the "Concentration Law") was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. In the Company’s opinion the impact of the Concentration Law on the financial statements as of December 31, 2015 is not material.

In addition, due to the sale of the shares of U. Dori Group Ltd., the Group meets of the Concentration Law requirements with respect to interest held in the form of a pyramid structure.

NOTE 3: -	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2015	2014
	NIS in millions
Cash in banks and on hand	837	543
Cash equivalents - short-term deposits	1,288	107
	2,125	650

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 1.12%).

c.	Deposits earn annual interest at the rate of up to 0.3%, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 37.

F - 36

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4a: -	SHORT-TERM INVESTMENTS AND LOANS

a.	Composition

	December 31
	2015	2014
	NIS in millions
Loans:
Current maturities of long-term loans	1	1
Loans (1)	61	156
	62	157
Deposits:
Restricted cash in banks (2)	88	151
Bank deposits (3)	30	17
Purchase contract deposits and others (4)	23	43
	141	211
	203	368

(1)	Loans granted by FCR, secured by properties, bear an average annual interest rate of 6.1% and payable in 2016.

(2)	Restricted cash in banks that is pledged with respect to residential projects, at an amount of NIS 88 million, and bear an annual interest rate of up to 0.03%.

(3)	Includes bank deposits that bear a negligible annual interest rate based on the respective term of the deposits.

(4)	Includes NIS 14 million purchase contract deposits which bear no interest and NIS 9 million restricted cash which bear an annual interest rate of up to 0.32%.

b.	As for the linkage basis of short-term investments and loans, refer to Note 37.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2015	2014
Fair value through profit or loss securities	NIS in millions

Shares	26	103
Debentures	8	9
	34	112
Securities available for sale (Note 11)	4	187
	38	299

F - 37

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5: -	TRADE RECEIVABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Open accounts, net (see d and e below)	224	182
Checks receivable	11	10
Receivables for construction contracts (1)	232	344
Total	467	536

(1)	Receivables for construction contracts
	Costs incurred plus recognized profits	4,559	4,547
	Less - progress billings	4,327	4,203
		232	344
	Presented in:
	Long term receivables (refer to Note 10)	105	71
	Total	337	415

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 37.

c.	In 2015 and 2014, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the provision for doubtful accounts.

e.	Movement in allowance for doubtful accounts:

	December 31
	2015	2014
	NIS in millions
At the beginning of the year	48	46
Provision during charge for the year	31	17
Repayment during the year	(4)	-
Write-down of accounts	(22)	(14)
Initially consolidated companies	64	-
Translation differences	(6)	(1)
At the end of the year	111	48

F - 38

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2015	2014
	NIS in millions
Government institutions	50	104
Prepaid expenses	124	96
Receivables from sale of real estate	80	6
Finance lease receivable	5	5
Interest receivable from joint ventures	32	30
Advances to suppliers	6	6
Co-owners in investees	23	10
Others	43	46
	363	303

b.	As for the linkage basis of other accounts receivable, refer to Note 37.

NOTE 7: -	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE

a.	Inventory comprises land and buildings under construction which, in part, are constructed with partners.

Balances of inventory of buildings and advances by primary countries are as follows:

	Inventory of buildings*)		Advances from customers and apartment buyers
	December 31
	2015	2014	2015	2014
	NIS in millions
Apartments under construction in Israel and Slovakia	522	577	326	304
Apartments under construction in Canada	-	13	-	-
Total	522	590	326	304

*) As of the reporting date, NIS 3 million represents completed apartments (in 2014- NIS 11 million) and NIS 141 million combination land cost component (2014-NIS 142 million).

b.	Expected settlement of current inventory and advances from customers:

	Inventory of buildings		Advances from customers and apartment buyers
	December 31
	2015	2014	2015	2014
	NIS in millions
Within 12 months	374	387	269	275
More than 12 months	148	203	57	29
	522	590	326	304

F - 39

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7: -	INVENTORY OF BUILDINGS AND APARTMENTS FOR SALE (Cont.)

c.	Write-down of inventory:

Inventory write-down totaled to NIS 14 million in 2015 (in 2014- NIS 37 million).

d.	Details on sale contracts signed by the Group (100%)

During 2015, the Group signed 97 sale contracts (98 sale contracts during 2014), with total consideration estimated at NIS 201 million (NIS 192 million during 2014).

In addition, until December 31, 2015, the Group signed 467 sale contracts on a cumulative basis, with total consideration estimated at NIS 823 million.

e.	As for charges, refer to Note 29.

NOTE 8: -	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	Composition of assets held for sale:

	December 31
	2015	2014
	NIS in millions
Investment property *)	798	948
Land	25	98
Others	3	-
	826	1,046

*) Balance of assets held for sale is mainly comprised of non-core income producing properties in ATR and FCR.

b.	Liabilities attributed to held for sale assets as of the reporting date primarily consist of deferred taxes.

NOTE 9: -	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments)

	December 31
	2015	2014
	NIS in millions
Joint venture - ATR (see section c)	-	4,079
Other Joint ventures (1)	2,000	1,153
Associates	116	103
	2,116	5,335
Loans (2)	880	878
	2,996	6,213

F - 40

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(1)	Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 719 in Czech Republic, NIS 255 million in Sweden (2014- NIS 195 million), NIS 451 million in Canada (2014- NIS 465 million), NIS 237 million in the United States (2014- NIS 216 million). In addition, includes Dori Group investment in Ronson Europe N.V of NIS 182 million (2014- NIS 195 million), and in U. Dori Energy infrastructure Ltd. of NIS 71 million (2014- NIS 64 million).

(2)	Includes a loan of NIS 79 million linked to the Israeli CPI which bears interest rate of 8.5% and unlinked loan of NIS 57 million which bears interest rate of 3.05%. Maturity dates of the aforementioned loans have yet to be determined. In addition loans of € 167 million (NIS 709 million) of which € 113 million bears a fixed annual interest rate of 6% and mature on January 2023 and the remainder loans which bear a variable annual interest rate of 1.3%, were designated for a development project.

b.	Group's share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

The above includes ATR data until its initial consolidation, as in section c2 below.

	Year ended December 31
	2015	2014	2013
	NIS in millions
Net income (loss) - ATR (see section c)	(8)	(98)	127
Net income of other Joint Ventures	226	101	21
Other comprehensive income (loss)	22	(38)	(26)
Comprehensive income (loss)	240	(35)	122

Associates

	Year ended December 31
	2015	2014	2013
	NIS in millions
Net income	24	9	1
Other comprehensive income	-	4	1
Comprehensive income	24	13	2

Additional information regarding investees:

c.	Investment in ATR (a subsidiary)

1.	As of December 31, 2015, the Company owns 54.9% interest in ATR's share capital and voting rights (54.5% on a fully diluted basis). ATR's shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2015, the market price of ATR share was € 3.57 and ATR has approximately 376.2 million shares outstanding.

As of January 2015, the Company measured its investment in ATR in its financial statements according to the equity method due to joint control over ATR, pursuant to a shareholders' agreement with CPI European Fund ("CPI"), a member of Apollo Global Real Estate Management L.P.

2.	Purchase of ATR’s shares and initial consolidation of ATR

On January 22, 2015 (“acquisition date”) the Company acquired approximately 52.1 million shares of ATR representing approximately 13.87% of ATR’s issued share capital and voting rights. The shares were acquired from an entity that is part of the founders’ group of the consortium managed by CPI at a price of € 4.4 per share, for a total consideration of approximately € 229.1 million (NIS 1.05 billion) in an off-market transaction (“the acquisition”) and the agreement for joint control was terminated. As a result at the acquisition the Company’s interest in ATR increased to 55% and the Company became the sole controlling shareholder in ATR, and commencing with its financial statements for the first quarter of 2015, the Company consolidates ATR’s financial statements.

F - 41

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

As a result of the acquisition the Company recognized in the reported year a net loss from gaining control of approximately NIS 14 million, comprise of revaluation of previous investment in ATR at an amount of NIS 1,079 million (according to ATR share price at the acquisition date) net of gain from bargain purchase of ATR's shares at an amount of NIS 1,065 million, that was reported in other expense line item, at net amount.

In addition, the Company reclassified capital reserves (mainly translation reserve of foreign operation) accumulated from the investment in ATR and were recognized in the past as other comprehensive loss before tax, at an amount of NIS 452 million to profit or loss. The net non cash impact on profit or loss was a loss of NIS 466 million. Total decrease in equity attributed to Company’s shareholders is NIS 14 million.

The Company engaged with an external appraiser for purchase price allocation of the identifiable net assets of ATR as of the acquisition date. Below is the fair value of the identifiable assets and liabilities of ATR as of the acquisition date:

Fair Value
NIS in million

Cash and Cash equivalents	2,194
Assets classified as held for sale	60
Other current assets	185
Investment property	11,534
Investment property under development and land	1,671
Other non-current assets	141

15,785

Current liabilities	360
Deferred tax liability (2)	925
Loans and debentures	5,060
Other non- current liabilities	360

6,705

Net assets (3)	9,080
Adjustments to ATR’s equity (4)	29
Net assets as of acquisition date	9,109
Net of gain from bargain purchase	1,065

Total acquisition cost (1)	8,044

(1)	Total acquisition cost was € 229.1 million (NIS 1.05 billion) in cash, the fair value of the previous investment in ATR at an amount of € 630.2 million (NIS 2.88 billion) and the non-controlling interests, refer to section 3 below.

F - 42

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

(2)	Includes fair value acquisition-adjustment of € 81 million (NIS 371 million) which represents the difference between the fair value and the tax base of investment properties for which ATR did not provide for deferred taxes according to IAS 12 provisions for providing deferred taxes in transactions that were not defined as business combination in ATR, but are included as business combination from the Group point of view.

(3)	Includes non-controlling interests as of the acquisition date at an amount of NIS 4,111 million. The Company chose to measure the non-controlling interests according to their share in fair value of net identified assets at an amount of NIS 4,084 million, and in addition NIS 27 million were allocated to non- controlling interests due to fair value of share-based payment transactions in ATR.

(4)	Adjustments to ATR's equity from January 1, 2015 until the acquisition date.

ATR’s rental income that was consolidated in the Company’s financial statements for the year ended in December 31, 2015 totaled NIS 1,192 million. The Company’s share in ATR’s net income for the aforementioned period as included in the financial statements totaled NIS 137 million (assuming the business combination occurred on January 1, 2015 the Company’s share in ATR’s net income was not significantly different from the above).

3.	Summarized financial information of ATR (100%)-

Summarized statement of financial position -

	December 31
	2015	2014
	NIS in millions
Current assets	1,564	2,517
Non-current assets *)	12,363	13,768
Current liabilities	(507)	(550)
Non-current liabilities *)	(4,971)	(5,783)
Net assets	8,449	9,952

Allocated to:
Equity holders of the Company	4,555	4,079
Non- controlling interests	3,894
	8,449

*) Including acquisition-adjustments	177	19

F - 43

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,192	1,372	1,345
Finance expenses, net *)	175	133	206
Income tax expenses (income) *)	(313)	99	71
Net income (loss) *)	314	(256)	365
Other comprehensive loss	43	(57)	(34)
Total comprehensive income (loss)	357	(313)	331

Allocated to:
Equity holders of the Company	178
Non- controlling interests	179
	357

Dividends received from ATR	239	171	139
Dividends paid to Non- controlling interests	196	-	-
*) Includes acquisition- adjustments amortization	213	(18)	(1)

Summarized statements of cash flows -

December 31
2015
NIS in millions
Cash flows from operating activities	472
Cash flows from investing activities	(583)
Cash flows from financing activities	(729)
Exchange differences on balances of cash and cash equivalent	(5)
Increase (decrease) in cash and cash equivalents	(845)

4.	The outstanding share options of ATR as of December 31, 2015

Series	Average exercise price per share	Expiration date	Number of options (in thousands)
Options to employees and officers in ATR (2009 and 2013 plans)	€3.84	2016-2023	4,066

(* As of December 31, 2015, 3,337 thousand share options are fully vested; These options includes share options granted to the Chairman of the Board who also serves as ATR’s Chairman of the Board and to the Company’s CEO that serves as a Vice Chairman of the board of ATR.

5.	As for lawsuits filed against ATR, refer to Note 26d.

F - 44

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

d.	Investment in EQY (a subsidiary)

1.	As of December 31, 2015, the Company owns a 38.4% interest in EQY's share capital and voting rights (35.1% on a fully diluted basis including the convertible units granted to LIH, see 8 below). EQY's shares are listed for trading on the New York Stock Exchange. As of December 31, 2015 the market price of EQY's share was U.S.$ 27.15 and EQY has approximately 129.1 million shares outstanding.

The Company consolidates EQY in its financial statements, although its ownership interest in EQY is less than 50%, due to effective control over EQY, see Note 2c.

2.	Summarized financial information of EQY according to IFRS:

Summarized statements of financial position –

	December 31
	2015	2014
	NIS in millions
Current assets	191	249
Non-current assets *)	18,497	16,459
Current liabilities	(796)	(746)
Non-current liabilities *)	(4,968)	(4,998)
Net assets	12,924	10,964
Allocated to:
Equity holders of the Company	4,617	4,282
Non-controlling interests	8,307	6,682
	12,924	10,964

*) Includes goodwill and adjustment for deferred tax liability (refer to Note 15).

Summarized statements of comprehensive income –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,341	1,188	1,210
Net income *)	1,495	1,005	1,075
Other comprehensive income (loss)	(4)	(13)	37
Total comprehensive income	1,491	992	1,112
Allocated to:
Equity holders of the Company	478	588	505
Non-controlling interest	1,013	404	607
	1,491	992	1,112
Dividends paid to non-controlling interests	292	254	246

*) Includes adjustments for deferred tax expenses, see Note 25b.

F - 45

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flows statements –

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	668	539	484
Cash flows from investing activities	(724)	72	440
Cash flows from financing activities	33	(604)	(930)
Increase (decrease) in cash and cash equivalents	(23)	7	(6)

3.	Share options of EQY outstanding as of December 31, 2015

Series	Average exercise price per share	Expiration date	Number of exercisable shares in thousands
Options to employees and officers *)	$20.72	2016-2024	651

*) Includes 150 thousand options that are unvested.

4.	EQY has issued restricted shares to directors, officers and employees with various restriction periods (Units) (including to the Chairman of the Board and the Executive Vice Chairman of the Board as part of their service on the Board of EQY, see Note 38c). As of the reporting date, the share capital of EQY includes 410 thousand Units that are unvested. These Units bear voting rights and are entitled to receive dividends.

5.	In March 2015, EQY completed a public offering in United States of approximately 3.9 million shares, for U.S.$ 27.05 per share, for a total net consideration of U.S.$ 105.1 million (NIS 418 million). EQY has granted to the Offering's underwriters an option, to acquire from it at the Offering price, up to an additional 585 thousand shares. This option was valid for a period of 30 days from the date of closing the offering and expired unexercised.

In addition, EQY issued in a private placement to a wholly owned subsidiary of the Company 600 thousands shares in consideration for U.S.$ 16.2 million (NIS 64 million). As a result of the public offering and the private placement, the Company's interest in EQY decreased from 43.3% to 42.2%, and the Company recognized an equity increase in an amount of NIS 54 million, which was recognized in other reserves.

6.	On November, 2015, EQY announced that it had adopted an ongoing capital issuance plan, within the framework of which a public offering would be made of 8.5 million ordinary shares (which will constitute, after the offering, 6.16% of EQY’s share capital). Moreover, on the same date, a wholly-owned subsidiary of the Company entered into an agreement with EQY granting the Company an option to acquire, in a private offering, up to 20% of the quantity of shares to be sold by EQY within the framework of the plan in any calendar quarter and, in any event, up to a quantity of 1,294 thousand EQY shares (constituting 15% of the total scope of the plan). As of the date of the approval of the financial statements the Company has not acquired any shares within the plan framework.

7.	In December 2015, the Company sold approximately 4.83 million EQY shares for total consideration of 124.7 million (NIS 486 million), according to a prospectus published by EQY in the United States, backed by underwriting (including an option granted by the Company to the underwriters to purchase 630 thousand shares which was fully exercised). Following the sale, the Company's interest in EQY decreased from 42.2% to 38.4% and the Company recognized an equity increase in an amount of NIS 108 million which was recognized in other reserves.

F - 46

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

8.	In 2011 EQY acquired C&C US No. 1 Inc. ("CapCo") through a joint venture (the "Joint Venture") with Liberty International Holdings Limited ("LIH"). Under the agreement provision, LIH contributed all of CapCo's outstanding share capital to the Joint Venture in return, inter alia, for the allocation of 11.4 million units in the Joint Venture ("Units"), granted LIH, a 22% interest in the Joint Venture, which could be converted by LIH into 11.4 million shares of EQY's common stock (subject to certain adjustments) or into cash, at EQY's sole discretion. The Units did not confer voting rights in EQY but did participate in dividend distributions. For details regarding the sale of EQY's shares by LIH to the public after the reporting date, refer to Note 40a.

e.	Investment in FCR (a subsidiary)

1.	As of December 31, 2015, the Company owns 42.2% interest in FCR's share capital and voting rights (39.4% on a fully diluted basis). FCR's shares are listed for trading on the Toronto Stock Exchange (TSX). As of December 31, 2015 the market price of FCR's share was C$ 18.35 and FCR has approximately 225.5 million shares outstanding.

The Company consolidates FCR in its financial statements, although its interest in FCR's potential voting rights is less than 50%, due to effective control over FCR, as stated in Note 2c.

2.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2015	2014
	NIS in millions
Current assets	474	1,173
Non-current assets *)	22,856	25,427
Current liabilities	(1,260)	(1,659)
Non-current liabilities	(11,714)	(13,154)
Net assets	10,356	11,787
Allocated to:
Equity holders of the company	4,320	5,121
Non-controlling interests	6,036	6,666
	10,356	11,787

*) Includes goodwill, refer to Note 15

F - 47

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of comprehensive income -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	2,001	2,103	2,319
Net income	629	642	756
Other comprehensive income (loss)	(24)	(28)	13
Total comprehensive income	605	614	769
Allocated to:
Equity holders of the Company	258	272	349
Non-controlling interests	347	342	420
	605	614	769
Dividends paid to non-controlling interests	328	325	335

Summarized statements of cash flows -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	745	865	728
Cash flows from investing activities	(1,043)	(1,037)	(1,188)
Cash flows from financing activities	194	213	253
Increase (decrease) in cash and cash equivalents	(104)	41	(207)

3.	FCR's share options outstanding as of December 31, 2015

Series	Average exercise price per share		Expiration date	Number of exercisable shares in thousands
Share options to employees and officers in FCR *)	C$	17.55	2016-2025	4,220

*) Includes all of the share options granted to employees and officers of FCR, and the Executive Vice Chairman of the Board of the Company as part of his service on the board of FCR (see Notes 38c). These options are exercisable to 2,068 thousand shares.

4.	FCR operates plans for granting restricted share units (RSU) and deferred shares units (DSU) to officers and directors ("units"), which are convertible for no consideration into ordinary shares of FCR. As of the reporting date 601 thousand units are available to be granted (regarding units that were granted to the Company’s Chairman of the Board and the Executive Vice Chairman of the Board as part of their service on the Board of FCR, see Notes 38c). As of the reporting date, 723 thousand share units that were granted are unvested.

5.	In February 2015 FCR completed a public offering in Canada of approximately 3.8 million shares, for C$ 19.8 per share, for total consideration of C$ 75.2 million (NIS 234 million). In addition, FCR has granted to the offering’s underwriters an option to acquire from it at the offering price, an additional 570 thousand shares. This option was fully exercised for consideration of C$ 11.3 million (NIS 35 million). As a result of the offering, the Company’s interest in FCR decreased from 43.8% to 43.0%, and the Company recognized an equity increase in an amount of NIS 19 million, which was recognized in capital reserves.

6.	For details regarding the sale of 6.5 million FCR's shares after the reporting date, refer to note 40b.

F - 48

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2015, the Company owns 43.4% interest in CTY's share capital and voting rights (42.8% on a fully diluted basis). CTY's shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2015 the market price of CTY share was € 2.40 and CTY has 890.0 million shares outstanding.

The Company consolidates CTY in its financial statements, although its potential ownership interest in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2015	2014
	NIS in millions
Current assets	385	340
Non-current assets *)	19,428	14,015
Current liabilities	(1,116)	(727)
Non-current liabilities	(9,156)	(5,815)
Net assets	9,541	7,813
Allocated to:
Equity holders of the company	4,133	3,338
Non-controlling interests	5,408	4,475
	9,541	7,813

*) Includes goodwill, refer to Note 15.

Summarized statements of comprehensive income -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Revenues	1,272	1,165	1,193
Net income	476	426	491
Other comprehensive income (loss)	(125)	28	162
Total comprehensive income	351	454	653
Allocated to:
Equity holders of the Company	148	196	322
Non-controlling interests	203	258	331
	351	454	653
Dividends paid to non-controlling interests	217	162	116

F - 49

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flow statements -

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities	479	313	272
Cash flows from investing activities	(2,588)	(482)	(808)
Cash flows from financing activities	2,043	157	477
Exchange differences on balances of cash and cash equivalents	19	(4)	(3)
Decrease in cash and cash equivalents	(47)	(16)	(62)

3.	The share options of CTY outstanding as of December 31, 2015

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€2.47	2018	12,475

*) The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, all of the share options are exercisable.

4.	In February 2015, CTY’s board of directors approved a performance share compensation plan, for 2015-2017, pursuant to which up to 3,814 thousand shares would be allotted to officers and employees. Through the reporting date, units had been allotted under the plan for 2015-2017 that are exercisable into up to 1,271 thousand shares and their exercise is contingent on the allottee’s employment continuing until at least the end of 2017 and on the attainment of a minimum return per share. The compensation will be paid to the allottees primarily in shares, but also partly in cash. In addition, on the same date, CTY’s board of directors approved a compensation plan based on restricted share units (RSUs), in a scope of up to 500 thousand RSUs, to officers and employees, over a vesting period of two or three years, and which will be paid primarily in shares, but also partly in cash. Through the reporting date, 90 thousand shares had been allotted under the plan.

5.	In July 2015 CTY completed a rights issuance to its shareholders of approximately 296.7 million shares at a price of € 2.05 per share, for a total consideration of € 604 million (NIS 2.5 billion). The Company purchased as part of the right issuance approximately 127.1 million of CTY’s shares in consideration for € 261 million (NIS 1.1 billion). There was no material change in the Company's interest in CTY nor in the Company’s shareholders’ equity due to the above mentioned rights issuance.

6.	During 2015, the Company purchased 4.8 million CTY shares in consideration for € 10.7 million (NIS 47.2 million) in the stock exchange. As a result of the purchase, the Company's interest in CTY increased from 42.8% to 43.4% and the Company recognized an equity increase at an amount of NIS 5 million that was recognized in capital reserves.

7.	Sektor’s acquisition by CTY and its initial consolidation

On July 14, 2015 ("acquisition date") CTY completed the acquisition of 100% of Sektor Gruppen (“Sektor”) share capital for a consideration amounting to € 1.5 billion (NIS 6.5 billion), comprising € 571 million (NIS 2.4 billion) in cash and the balance through the assumption and redemption of debt (the “acquisition”).

F - 50

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Sektor is a private company that focuses on the ownership, operation and development of supermarket-anchored shopping centers in Norway, where it is ranked the second largest operator in the sector. Sektor had a property portfolio comprising, as of the acquisition date, 20 properties (which are either wholly or mainly owned by Sektor), having a GLA of 400 thousand square meters, 4 properties in which Sektor holds a minority interest, 2 properties under leasehold and 8 properties under its management. Most of the properties (approximately 95%) are located in Norway’s three major economic centers (Oslo, Bergen and Stavanger). The total GLA of all the properties managed by Sektor amounts to 600 thousand square meters.

CTY financed the acquisition by means of a rights offering as well as by means of a bridge loan in an amount of € 222 million (NIS 0.9 billion) through a bank syndicate. Furthermore, the banks that have extended finance to Sektor have consented to continue extending finance totaling € 671 million (NIS 2.8 billion) even after the transaction was closed. For details regarding the issuance of debentures by CTY to replace Sektor’s existing indebtedness, refer to Note 20e. In December 2015, CTY closed the funding of the transaction by means of obtaining a secured loan in an amount of EUR 140 million, which replaced Sektor’s existing loans. CTY has entered into a currency-forward transaction, to hedge its currency exposure regarding its commitment for the acquisition’s closing payments, whose settlement was recognized as part of the acquisition cost, as detailed below.

The Company and CTY consolidate Sektor in their financial statements starting from July 1, 2015. CTY executed a provisional allocation of the cost of the acquisition to the identifiable net assets of Sektor. The fair value of the identifiable assets and liabilities of Sektor at the acquisition date are as follows:

Fair value
NIS in millions

Cash and cash equivalents	146
Other current assets	34
Other non-current assets	291
Investment property	6,003

6,474

Deferred taxes	745
Other non-current liabilities	4,013
Non-controlling interests	139

4,897

Net assets	1,577
Goodwill (see Note 15)	802

Total acquisition cost (1)	2,379

(1)	Total acquisition cost includes consideration for all of the shares of Sektor amounting to € 519 million (NIS 2,161 million) as well as unwind of a currency-forward transaction amounting to € 52.2 million (NIS 217 million) which hedged the acquisition closing payments denominated in NOK.

Sektor’s rental income that was consolidated in the Company’s financial statements for the year ended in December 31, 2015 totaled € 61 million. (NIS 258 million). The Company’s share in Sektor’s net income for the aforementioned period as included in the financial statements totaled € 4 million (NIS 18 million). Assuming the business combination occurred on 1 January, 2015 the Company’s consolidated rental income in the reporting period would have totaled NIS 6,412 million.

F - 51

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Due to the transaction (including the rights offering), the Company’s total assets (consolidated) increased by NIS 7.4 billion and its liabilities (consolidated) increased by NIS 5.8 billion. Further, the Company’s equity (including non-controlling interests) increased by NIS 1.6 billion, with no material change in the Company’s Shareholders’ equity.

g.	Investment in U. Dori Ltd. ("Dori Group")

Dori Group is held through Gazit Globe Israel (Development) Ltd. ("Gazit Development"), a public company listed on the Tel-Aviv Stock Exchange and primarily engaged in the construction and development (as an initiator and as a contractor) primarily of residential projects in Israel and in Central-Eastern Europe, inter alia, through 83.5% interest (89.1% on a fully diluted basis) as of the reporting date in the shares of U. Dori construction Ltd. ("Dori Construction") a public company listed for trade on the Tel Aviv Stock Exchange. Dori Group also holds indirectly 9.6% of Dorad Energy Ltd. that operates a private power station for the production of electricity.

Carrying amount and market value of the investment in U. Dori Ltd:

	December 31, 2015		December 31, 2014
	Carrying amount*)	Market value	Carrying amount*)	Market value
	NIS in millions
Shares	(157)	89	(20)	53
Capital bills	351	-	184	-

*)	including acquisition adjustments.

**)	The capital notes matures at liquidation, bears accrual interest and half are convertible into Dori Group’s shares.

As of December 31, 2015, Gazit Development held 84.9% of the share capital of Dori Group and consolidated Dori Group in its financial statements. The Company's share of Gazit Development’s ownership of Dori Group is 71.9%.

Outline investments for strengthening the capital of Dori Construction

On June 15, 2015, the General meeting of Dori Group approved outline for the strengthening the capital of Dori Group that was offered by Gazit Globe Israel (Development) Ltd. (“Gazit Development”), whose main components are the conversion of the whole of Dori Group's debt to Gazit Development, amounting in total to NIS 210 million, into perpetual capital notes that are not convertible into Dori Group shares and the provision of an additional amount of NIS 35 million by Gazit Development to Dori Group against the issuance of an additional capital note under identical terms (the "Additional Amount").

Based on the aforesaid, Dori Construction’s General meeting approved on the same day outline for the strengthening of Dori Construction’s capital structure that was offered by Dori Group, pursuant to which the whole amount of Dori Construction’s debt to Dori Group, amounting in total amount of NIS 590 million and also the Additional Amount of NIS 35 million, which Dori Group will extend to Dori Construction, will be converted into shares of Dori Construction and into warrants convertible into shares of Dori Construction (at a price of NIS 2.5 per share and per warrant, which was the closing price on the Tel Aviv Stock Exchange Ltd. of a Dori Construction share on July 24, 2014) and also into a perpetual capital note. In addition, Dori Construction’s General meeting approved on the same day arrangement of the fixed terms of service of the chairman of the board of directors and the CEO of Dori Construction, currently who served with Dori Construction at that time, that were a condition for completing the outline.

On November 29, 2015 Globe entered into an agreement with Gazit Development, after the matter had been approved by Globe’s Board of Directors and by the Audit Committee as well as by Gazit Development Board of Directors, for extending a credit facility in an amount of up to NIS 120 million for a 30-month period, which will be used by Gazit Development for the purpose of providing funding to Dori Group.

F - 52

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	INVESTMENTS IN INVESTEES (Cont.)

Gazit Development has undertaken to provide Dori Group with a credit facility in an amount of up to NIS 120 million under identical terms to those under which Globe has provided the credit facility to Gazit Development and were approved by Dori Group as a qualifying transaction. The credit facility will be used by Dori Group to purchase all of the shares of Rom Geves Casing & Covering (1997) Ltd. (“Rom Geves”) from Dori Construction (in accordance with the “put” option that Dori Group granted to Dori Construction until June 30, 2016, for consideration of up to NIS 106 million, which reflects the value of the Rom Geves shares on the books of Dori Construction (solo) as of September 30, 2015; subject to adjustments), subject to terms to be agreed between the sides for twenty-four months from the date of the exercise of the option. Dori Construction will have certain rights with respect to Rom Geves, including the right to repurchase it and the right to receive the difference between the consideration received for the sale of Rom Geves if it is sold to a third party. Through the date of the exercise of the option, Dori Group provided Dori Construction with a bridge loan in an amount of up to NIS 60 million, secured by a first-ranking lien on the Rom Geves shares, which will be used by Dori Construction to fund its business activity. The balance of the credit facility provided to Dori Group, of NIS 14 million, will be used for ongoing credit facility purposes (including for the purpose of repurchasing the debentures of Dori Group). In February 2016, Dori Construction announced its intention to exercise the put option. Following Dori Construction and Dori Group mutual waiver of the prior conditions for it to come into effect, on March 29, 2016 they announced that the acquisition of Rom Geves is binding.

As of the reporting date and the approval date of the financial statements, Dori Group had utilized NIS 20 million and NIS 74 million, respectively, from the credit facility made available by Gazit Development and in light of the realization of Rom Geves transaction it is expected to utilize its remainder.

On December 13, 2015, Gazit Development published details of a full tender offer for the ordinary shares of Dori Group to be settled with cash, which was rejected.

On January 13, 2016, the Company announced that Gazit Development’s board of directors had announced its decision to act to sell up to the entire amount of Gazit’s Development’s rights (held directly and indirectly) in Dori Group and, on January 14, 2016, Gazit’s Development’s entire interest (held directly and indirectly) in the shares of Dori Group was sold, mainly within the framework of an off-exchange trade, for a total consideration of NIS 10.7 million.

As a result of the sale, with effect from the first quarter of 2016, the Company will cease to consolidate Dori Construction’s activities in its financial statements, which constitutes a separate operating segment in these financial statements.

As a result of sale of Dori Group’s shares as referred to above, the Company will present its investment in the aforesaid capital notes at their fair value on the selling date. Accordingly, in the first quarter of 2016, the Company is expected to recognize a net loss from selling the shares and an impairment of the capital notes which is estimated in the range of NIS 150-200 million.

It is clarified that Dori Group’s activities are not presented as a disposal group held for sale and as a discontinued operation since, as of the reporting date, the conditions required for this presentation pursuant to IFRS 5, discontinued operations, had not been met.

h.	The applicable laws in some of the investee's jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2015 the Group does not consider any of these customary conditions to be a significant restriction.

i.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 29.

F - 53

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Loans to co-owners in development projects (1) (2)	400	312
Finance lease receivable	81	86
Receivables for construction contracts (3)	105	71
Other non-current deposits (4)	21	40
Governmental institutions	84	29
Tenants and Others	64	27
	755	565
Less - current maturities	1	1
	754	564

(1)	Includes loans and mortgages amounted to C$ 120 million (NIS 338 million) granted by FCR that are secured by interests in investment properties or shares of entities owning investment properties. The loans bear an average annual effective interest rate of 6.3% which mature in the years 2017-2025.

(2)	Includes unsecured loans amounted to € 4 million (NIS 17 million) granted by ATR to third party that bears interest rate of Euribor + 1.5% in addition, includes a secured loan granted by ATR amounted to € 9 million (NIS 38 million) that bears annual interest rate of 6%.

(3)	Includes income receivable for civil construction works amounted to NIS 103 million related to a power station project of Dorad Energy Ltd. and in respect of residential construction contract which are under legal proceedings.

(4)	Includes a non-interest bearing deposit of approximately U.S.$ 5 million (approximately NIS 20 million), used to secure aircraft lease payments by a subsidiary (refer to Note 26a(4)).

b.	Maturity dates

	December 31
	2015	2014
	NIS in millions
Year 1 - current maturities	1	1
Year 2	299	69
Year 3	11	205
Year 4	239	1
Year 5	36	99
Year 6 and thereafter	169	189
Undetermined	-	1
	755	565

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 37.

F - 54

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2015	2014
	NIS in millions
Securities traded in Brazil(1)	316	-
Securities traded in Europe	-	180
Shares traded in the U.S. and Canada	4	7
Participating units in private equity funds (2)(3)	455	383
	775	570
Classified within current assets	4	187
Classified within non-current assets	771	383
	775	570

(1)	Holding of 6.2% in BR Malls Participacoes S.A., a public company for investments in shipping centers, which is one of the largest in this sector in Brazil.

(2)	Includes an amount of NIS 59 million in an investment at an effective interest rate of 4.3% of participation certificates in a corporate which holds a shopping center in Brazil.

(3)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the "Fund"). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited ("HDFC") group, one of the largest financial institutions in India in which the subsidiary is one of four anchor investors in the Fund. According to the Fund's articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2015, the Company's outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 57 million). As of December 31, 2015 approximately U.S.$ 22 million (NIS 87 million) were paid cumulatively to the Company resulting from projects realization by the Fund).

As of December 31, 2015, the Fund has investment agreements for 11 projects with a total investment of U.S.$ 486 million which as of the reporting date it was fully invested.

The fair value of the investments is derived from the Fund's Net Asset Value as presented in the Fund's financial statements prepared according to IFRS, and amounts to NIS 373 million and NIS 356 million as of December 31, 2015 and 2014, respectively. The exposure of the investment's fair value to market inputs mainly results from the currency exchange of Indian Rupee and U.S. dollar. A decrease of 5% in the exchange rate will decrease the investment fair value in NIS 18 million, and an increase of 5% in the exchange rate will increase the investment fair value in NIS 20 million.

F - 55

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2015	2014
	NIS in millions
Balance as of January 1	57,594	53,857
Acquisitions and capital expenditures	2,612	2,790
Initially consolidated subsidiaries	17,597	-
Transfer from investment property under development, net	639	1,114
Dispositions	(1,877)	(3,298)
Valuation gains, net *)	1,111	1,021
Foreign exchange differences	(6,272)	2,110
Balance as of December 31	71,404	57,594

Composition:
Investment property	70,606	56,646
Assets classified as held for sale (Note 8)	798	948
	71,404	57,594

*)	In 2015, includes a revaluation gain of NIS 62 million which was recognized in profit or loss as part of net capital loss from selling a disposal group.

b.	Investment properties primarily consist of shopping centers and other retail sites, including properties under redevelopment. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (54.7% as of December 31, 2015 and 70.7% during 2015 - in fair value terms) as well as by the Group companies managements. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method ("DCF"), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the "Red Book"), in addition to the local rules of valuation in the territories in which the Group operates. The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the property from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts and renewal for rent contracts. In determining the property's fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2015, there were no transfers of investment property from level 3 and to level 3.

F - 56

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates and the average monthly market rent per square meter implied in the valuations of the Group's properties in its principal areas of operations:

	USA *)	Canada	Northern Europe	Central and Eastern Europe *)	Israel
Average cap rates	%
December 31, 2015	5.8	5.7	5.7	**)7.3	7.2
December 31, 2014	6.1	5.8	6.1	8.0	7.2

Monthly average market rent per square meters	U.S.$	C$	EUR	EUR	NIS
December 31, 2015	19.5	-	25.1	13	132
December 31, 2014	19.5	-	25.2	13	130

*)	Market rent, as customary in these markets, excludes management fees.
**)	Excluding property under joint venture and assets held for sale- 7.4%.

The valuation of the Group's investment properties in Canada is mainly through the Income Method, therefore the impact of the change in monthly average market rent per square meter is minor and not disclosed above. For sensitivity analysis of net operating income, refer to the table below.

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	NIS in millions
Increase of 25 basis points in capitalization rate	(749)	(878)	(731)	(348)	(81)
Decrease of 25 basis point in capitalization rate	818	948	798	375	87
Increase of 5% in net operating rental income (NOI)	899	1,006	863	457	120
Increase of 5% in average market rent	1,117	-	1,179	506	135

d.	Investment properties under leasehold

As of December 31, 2015 the Group has 17 properties with aggregate fair value of NIS 2.8 billion held under an operating ground lease (2014 - 14 properties valued at NIS 2.3 billion) and 23 properties with aggregate fair value of NIS 5.4 billion held under a finance ground lease (2014 - 12 properties valued at NIS 2.2 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 23.

e.	As for charges, refer to Note 29.

F - 57

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2015	2014
	NIS in millions
Balance as of January 1	1,740	2,542
Acquisitions and development costs	567	536
Initially consolidated subsidiary	1,671	-
Transfers to investment property, net	(639)	(1,114)
Transfer from inventory	12	81
Dispositions	(40)	(367)
Valuation gains (losses), net	(338)	32
Foreign exchange differences	(361)	30
Balance as of December 31	2,612	1,740

Composition:
Lands held for sale (note 8)	25	98
Land for future development	1,791	579
Investment property under development	796	1,063
	2,612	1,740

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group companies’ managements and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above.

Lands for future development are measured at fair value, using among other the Comparative Method (47.6% in fair value terms). In the implementation of the Comparison Method, the external appraisers and Group companies’ managements rely on market prices of similar properties, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2015 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2015, the fair value of approximately 68.7% of the investment property under development and lands has been assessed by independent.

External appraisers (approximately 79.1% during 2015), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the independent appraisers.

F - 58

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2015, the Group capitalized to property under development borrowing costs amounting to NIS 135 million (in 2014 - NIS 119 million) and direct incremental costs, including payroll expenses, amounting to NIS 25 million (in 2014 - NIS 21 million).

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and land that are immaterial to the financial statements (impact on pre-tax income (loss)):

	USA	Canada	Northern Europe	Central and Eastern Europe	Israel
December 31, 2015	NIS in millions
Increase of 5% in expected project cost	-	(16)	(5)	(105)	-
Increase of 5% in expected NOI	-	-	11	84	-
Increase of 25 basis points in capitalization rate	-	-	(9)	(72)	-
Decrease of 25 basis points in capitalization rate	-	-	9	82	-
Increase of 5% in the selling price per sq.m	-	-	-	19	12

e.	As of December 31, 2015, the group owns 10 land plots under leasehold (2014-6 land plots) with a total value of NIS 717 million (2014 - NIS 386 million).

f.	As for charges, refer to Note 29.

NOTE 14:-	FIXED ASSETS, NET

a.	Composition

	December 31
	2015	2014
	NIS in millions

Buildings	27	31
Construction equipment	31	38
Other (mainly leasehold improvements, computers and software)	112	102
	170	171

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 32c and 33.

c.	As for charges, refer to Note 29.

F - 59

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	INTANGIBLE ASSETS, NET

Composition

	December 31
	2015	2014
	NIS in millions

Goodwill (1)	819	97
Value attributed to assets managed and leased (2)	75	-
Other	6	6
	900	103

(1)	The carrying amount of goodwill by cash-generating units:

	EQY	CTY	FCR	Total
	NIS in millions
December 31, 2015	53	733	33	819
December 31, 2014	53	5	39	97

Movement in goodwill for the year ended December 31, 2015:

NIS in millions
Balance as of January 1	97
Additions (Note 9f7)	802
Impairment	(39)
Foreign exchange differences	(41)
Balance as of December 31	819

Goodwill has been predominantly recognized due to the acquisition of Sektor by CTY (refer to Note 9f7) and from acquisition of non-controlling interests in FCR and EQY, and through the Group's participation in share offerings, and business combination in EQY. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date. In respect of FCR and EQY the recoverable amount is determined based on the market price of the shares.

The recoverable amount in relation to CTY was generated as follows: NIS 454 million of the amount of the goodwill as of December 31, 2015 arose from deferred taxes that were recognized with respect to the net assets acquired within the framework of the business combination with Sektor; NIS 222 million resulted from a currency hedging transaction carried to the cost of the Sektor acquisition; and the balance of NIS 48 million is attributable to the portfolio premium and the expected synergies in the acquired assets, resulting from combining the operations of CTY and Sektor. Part of the goodwill that relates to the deferred taxes is explained by the difference between the carrying amount of the deferred tax liability and its fair value. The balance of the goodwill in the amount of NIS 270 million that arose from the Sektor acquisition was examined through an assessment of the value in use with respect to Sektor’s assets, by means of capitalizing the cash flows stemming from Sektor’s activities over a ten-year period, using a pre-tax capitalization rate of 4.54%. The aforesaid examination concluded that there has been no impairment of the goodwill.

The capitalization rate is based on an assessment of the market, delineated by the risks specific to Norway, added to the time value of the money. The calculation of the capitalization rate is based on the average weighted cost of the capital (WACC) attributable to activity in Norway, with the residual value being calculated by terminal rate based on the external valuations of the properties in Norway (5.17%), which reflects the specific risks for the properties and the market risks.

According to the sensitivity analysis that was conducted, the goodwill will begin to be amortized should the market rent fall by more than 10.46% or when the capitalization rate of the properties in Norway, as well as the WACC attributable to the operations in Norway, rises by more than 0.875%.

In 2015, CTY recognized goodwill impairment in an amount of NIS 39 million, due to a reduction in a similar amount in the balance of deferred tax provision which is due to the decrease of tax rate in Norway, which explains part of the goodwill as referred to above.

F - 60

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:-	INTANGIBLE ASSETS, NET (Cont.)

(2)	Attributed to assets recognized as part of the business combination with Sektor in their fair value in respect of investment properties owned by third party that are managed by the Group as well as properties leased under finance lease by the Group.

NOTE 16:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
		2015	2015	2014
	Denomination	%	NIS in millions
Credit from banks:	CPI Linked NIS *)	2.6	113	3
	Unlinked NIS *)	3.5	162	215
	€ *)	3.7	6	-
	C$	2.9	74	-
Credit from other financial institutions:	€ *)	0.4	711	323
	C$	-	-	12
			1,066	553
Less - deferred costs			(4)	-
Total short-term credit			1,062	553

*)	Variable interest.

b.	As for charges, see Note 29.

NOTE 17:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2015	2014
	Note	NIS in millions
Current maturities of debentures	20	1,415	1,605
Current maturities of interest bearing non-current liabilities	22	864	1,106
		2,279	2,711

NOTE 18:-	TRADE PAYABLES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Open accounts and accrued expenses	765	831
Checks payable	68	69
	833	900

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 37.

F - 61

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2015	2014
	NIS in millions
Interest payable	450	427
Government institutions	77	91
Deferred income and deposits from tenants	242	177
Employees	127	58
Dividend payable to non-controlling interests	76	85
Payables for real estate transactions	102	120
Warranty and loss provision	52	75
Other provisions (including for legal proceedings)	109	21
Commitment to purchase marketable securities	-	42
Accrued expenses	222	130
Other payables	64	36
	1,521	1,262

b.	As for linkage basis of other accounts payable, see Note 37.

F - 62

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES

a.	Composition

			Outstanding par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2015	2014
			NIS			NIS
	item	Denomination	in millions	%	%	in millions
The Company:
Debentures (series A)		U.S.$	109	6.50	6.18	88	132
Debentures (series B)		€**)	56	1.98	2.07	44	98
Debentures (series C) *)		Israeli CPI	639	4.95	4.88	788	954
Debentures (series D) *)		Israeli CPI	2,069	5.10	5.02	2,440	2,463
Debentures (series E) *)		NIS **)	556	0.80	1.31	551	548
Debentures (series F) *)		NIS	285	6.40	6.73	284	567
Debentures (series I) *)		Israeli CPI	862	5.30	5.58	1,006	1,441
Debentures (series J) *)	b4	Israeli CPI	713	6.50	5.76	818	847
Debentures (series K)*)	b2	Israeli CPI	2,653	5.35	4.35	2,890	2,937
Debentures (Series L) *)	b1	Israeli CPI	2,958	4.00	3.67	3,046	881
Total of the Company ***)						11,955	10,868
Consolidated companies:
Non-listed debentures of a wholly owned subsidiary *)		Israeli CPI	-	-	-	-	20
EQY debentures	c	U.S.$	2,023	4.75	4.79	2,012	2,831
FCR debentures	d	C$	6,333	4.70	4.78	6,316	7,218
CTY debentures	e2		€5,471	3.14	3.27	5,422	4,619
CTY debentures	e1	Norwegian Krona	619	3.90	3.90	615	-
CTY debentures	e1	Norwegian Krona **)	553	2.70	2.71	549	-
ATR debentures	f		€3,626	3.78	3.79	3,738	-
Dori Group debentures		NIS **)	-	-	-	-	66
Dori Construction debentures	g2	Israeli CPI	287	5.32	5.04	288	335
Dori Group debentures	g1	Israeli CPI	-	-	-	-	81
						30,895	26,038
Less - current maturities of debentures						1,415	1,605
						29,480	24,433

*)	As for cross-currency swap transactions entered in respect of part of the debentures, see Note 37c.
**)	Variable interest.
***)	Less- amount of NIS 4 million discount recognized in a wholly-owned subsidiary.

Maturity dates

	December 31, 2015
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
Denomination	NIS in millions
NIS	284	551	-	-	-	-	835
NIS linked to Israeli CPI	649	232	1,107	1,869	1,197	6,222	11,276
U.S.$	438	503	-	-	-	1,159	2,100
C$	-	704	422	422	492	4,276	6,316
	€44	603	-	-	3,583	4,974	9,204
Norwegian Krone	-	-	-	-	-	1,164	1,164
	1,415	2,593	1,529	2,291	5,272	17,795	30,895

F - 63

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

b.	Additional information on the Company's debentures

1.	In January, April and August 2015, the Company issued to the public a total amount of NIS 2.1 billion par value unsecured debentures (series L), by way of an expansions of a listed series for total net consideration of NIS 2.2 billion.

As part of the issuance of debentures (series L), the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders' equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder's equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

3.	S&P Maalot determined the credit rating of all of the outstanding debentures of the Company at 'ilAA-', with a stable outlook.

Midrug determined the credit rating of all of the outstanding debentures of the Company at Aa3, with stable outlook.

4.	For a charge recorded to secure repayment of debentures (series J), see Note 29(1).

5.	For details regarding buyback of debentures by the Company after the reporting date, refer to Note 40d.

c.	EQY Debentures

EQY committed to maintain a ratio of total debt to total assets that will not exceed 60%; ratio of secured debt to total assets that will not exceed 40%; ratio of unsecured assets to unsecured debt that should not be less than-1.5 and ratio of income available for debt service to annual service charge should not be less than-1.5. Change of control over EQY as defined in the agreement would trigger an immediate redemption. As of the reporting date, EQY is in compliance with the above covenants.

d.	FCR debentures

1.	In 2015 FCR issued to the public in Canada C$ 90 million par value (NIS 253 million) unsecured debentures (series S) by way of an expansion of a listed series. The debentures bear a fixed annual interest rate of 4.32% and payable in one installment on July 31, 2025. FCR committed to maintain a ratio of total debt to total assets that will not exceed 65% and a ratio of unsecured assets (not included properties under development) to unsecured debt that should not be less than-1.3. Change of control over FCR as defined in the agreement would trigger an immediate redemption. In addition, a change of control in FCR as defined in the agreement would trigger an immediate redemption. As of the reporting date, FCR is in compliance with the above covenants.

F - 64

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:-	DEBENTURES (Cont.)

e.	CTY debentures

1.	In August 2015, CTY issued to the public NOK 2.65 billion par value (NIS 1.3 billion) unsecured debentures in two tranches: the first tranche in the amount of NOK 1.4 billion that bears an annual interest rate of 3.9% and are payable in one installment in September 2025 and the second tranche in the amount of NOK 1.25 billion that bears a floating 3 months interest rate NIBOR +1.55% of and are payable in one installment in March 2021.

2.	In September 2015, CTY issued to the public € 300 million par value (NIS 1.3 billion) unsecured debentures that bear an annual interest rate of 2.375% and are payable in one installment on September 16, 2022.

3.	Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the reporting date, CTY is in compliance with these covenants.

f.	ATR debentures

1.	In May 2015, ATR issued to the public € 150 million par value unsecured debentures for consideration of € 159.6 million (NIS 673 million) by way of an expansion of a listed series that bear an annual effective interest rate of 2.9% and are payable in one installment in October 2022.

2.	In the reporting period ATR early redeemed € 81.0 million (NIS 357 million) par value of debentures instead of its original redemption date in 2017. Following the early redemption, ATR recognized a loss from early redemption at an amount of € 7.9 million of fair value upon acquisition-differences (The Company’s share, net of amortization attributed to the debentures amounted to NIS 14 million).

3.	Within the framework of the debenture offering, ATR committed to maintain a ratio of total debt to total assets and a ratio of secured debt to total assets that will not exceed 60% and 40%, respectively. In addition, Minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of the reporting date, ATR is in compliance with these covenants.

4.	For a charge recorded to secure repayment of debentures (series 2005), see Note 29(2).

g.	Dori Group debentures

1.	On April 20, 2015, Dori Construction early redeemed its remaining outstanding debentures (series A) at total amount of NIS 70.2 million.

2.	Within the framework of debentures (series G), Dori Group committed to comply with the following primarily covenants: adjusted equity of not less than NIS 200 million in the examination period and a ratio of financial debt to net CAP (financial debt plus equity) that will not exceed 75%. It was also stipulated that, in the event of a credit rating downgrade, the interest rate would be raised by up to 1% in prescribed stages. Moreover, Dori Group committed not to register a floating charge on its properties in favor of a third party and not to expand the debenture series (Series G), other than under the circumstances specified in the trust deed as well as not to perform profit distribution subsequent to which its adjusted equity according to the Consolidated Financial Statements, shall not to fall below NIS 240 million. As of the reporting date Dori Group is in compliance with these covenants.

F - 65

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:-	CONVERTIBLE DEBENTURES

a.	Composition

		Outstanding
		par	Nominal	Effective	Carrying amount
		value	Interest	interest	December 31
		amount	rate	rate	2015	2014
		NIS			NIS
	Denomination	in millions	%	%	in millions
FCR (series E,F,G,H,I,J)	C$	949	5.00%	*) 6.28%	921	1,254

*)	Weighted average interest rate.

b.	Additional information

Below is information about the outstanding series of FCR unsecured convertible debentures, as of December 31, 2015:

		Nominal	Effective	Conversion	Outstanding	Year of
		Interest	interest	price per	par value	final
Issue date		rate	rate	share	amount	maturity
series		%	%	C$	C$ millions
2011	E	5.40	6.90	22.62	55.10	2019
2011	F	5.25	6.07	23.77	53.70	2019
2011	G	5.25	6.66	23.25	49.60	2018
2012	H	4.95	6.51	23.75	71.00	2017
2012	I	4.75	6.19	26.75-27.75	51.60	2019
2013	J	4.45	5.34	26.75-27.75	56.30	2020
					337.3

According to the terms of the convertible debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average price of FCR's Ordinary shares during the 20 trade days before repayments. In addition, FCR is entitled to repay the debentures prior to the maturity date under certain circumstances, either in cash or in Ordinary shares.

During 2015, FCR paid all of its convertible debentures interest in total amount of C$ 18.9 million payments through issuance of 1.0 million shares of FCR (in 2014, FCR issued 1.1 million shares as an interest payment), according to its aforementioned policy.

In 2015 FCR early redeemed a series of convertible debenture to extent of C$ 39 million that bears annual interest rate of 5.7% instead of its original redemption date on June 30, 2017 in exchange for issuance of 2.2 million FCR shares.

After the reporting date, FCR announced the redemption of series G and H in accordance with its rights under the terms of the aforesaid series, expected to take place on September 1, 2016 at their par value plus accrues interest and will be settled in cash (50%) and shares (50%).

F - 66

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Banks	355	232	3,949	4,260	1,371	390	904	11,461
Other financial institutions	171	-	-	689	-	-	-	860
Total	526	232	3,949	4,949	1,371	390	904	12,321
Current maturities	11	97	540	208	6	2	-	864
Net of current maturities	515	135	3,409	4,741	1,365	388	904	11,457
December 31, 2014
Total	364	236	4,269	3,656	594	539	-	9,658
Net of current maturities	356	175	3,416	3,549	563	493	-	8,552

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Fixed interest rate	526	2	2,881	2,061	206	2	-	5,678
Weighted average effective interest rate (%)	2.5	2.5	4.5	4.7	3.6	9.3	-
Variable interest rate	-	230	1,068	2,888	1,165	388	904	6,643
Weighted average effective interest rate (%)	-	2.7	2.5	2.1	3.1	0.9	2.3

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krona	Total
	NIS in millions
December 31, 2015
Year 1 - current maturities	11	97	540	208	6	2	-	864
Year 2	11	-	298	285	220	-	-	814
Year 3	11	135	766	1,693	149	-	-	2,754
Year 4	11	-	350	1,087	557	-	-	2,005
Year 5	329	-	861	918	10	388	573	3,079
Year 6 and thereafter	153	-	1,134	758	429	-	331	2,805
	515	135	3,409	4,741	1,365	388	904	11,457
	526	232	3,949	4,949	1,371	390	904	12,321

c.	As for charges, refer to Note 29.

F - 67

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

d.	Contracted restricted and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public subsidiaries of the Company) in the maximum range of 47.5% to 91% as was determined in the credit agreements.

b)	Minimum shareholders' equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company's average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The ratio of shares pledged to the bank shall not be less than 20% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The ratio of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY's EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

m)	The percentage of FCR's shares pledged due to relevant credit terms will be no less than 26% of FCR's share capital (20% on diluted basis) and, if there is another holder of FCR's shares who owns over 19.9% of the shares, the Company will pledge to the bank shares such that their proportion will exceed the interests of the other holder by 10%, moreover, the Company's interests in FCR will be no less than 34% of FCR's share capital.

F - 68

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

n)	Ratio of FCR's net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR's EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of quarterly dividend from FCR shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR's EBITDA to FCR's finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

q)	Ratio of FCR's proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated FCR's real estate value (by the ratio of FCR's shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	Ratio of dividend from EQY shares which are held as collateral, to interest expense on actual drawn credit shall not be less than 1.25, over any three consecutive quarters.

s)	Ratio of EQY's interest bearing financial debt, with the addition of the utilized credit out of the total credit facility, to the proportional EQY's real estate value by the ratio of EQY's share that are pledged shall not exceed 82.5%.

t)	In accumulation: (1) Ratio of EQY's next interest bearing financial debt, with the addition of utilized credit out of the total credit facilities, to EQY's EBITDA shall not exceed 14 and (2) Ratio of EQY's net interest bearing debt, with the addition of utilized credit out of the total credit facility, to EQY's total NOI shall not exceed 13.

u)	Ratio of EQY's EBITDA to EQY’s net financial expenses shall not be less than 1.65.

v)	Ratio of actual drawn credit to value of securities (EQY shares by average of market value and net asset value) shall not exceed 70%.

2.	EQY

a)	Ratio of total debt to value of total assets shall not exceed 60%.

b)	Ratio of secured debt to total assets value shall not exceed 40%.

c)	Ratio of unsecured debt to unsecured assets shall not exceed 60%.

d)	Ratio of mortgage receivables and mezzanine debt investments to total assets value shall not exceed 10%.

e)	Ratio of adjusted EBITDA to debt service (principal and interest payments) shall not be less than 1.5.

f)	Ratio of NOI from unpledged assets to interest on unsecured debt shall not be less than 1.75.

g)	Ratio of total non-income producing properties (relating to investment in vacant lands, properties under development, unconsolidated affiliates, equity securities of other entities and in mortgages) to total assets value shall not exceed 35%.

h)	Total development budgeted costs shall be less than 20% of the total assets.

F - 69

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

3.	FCR

a)	Ratio of EBITDA to interest expense shall not be less than 1.65.

b)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

c)	Average equity in last four quarters shall not be less than C$ 1.6 billion.

d)	Ratio of secured debt to total assets shall not exceed 35%.

4.	CTY

a)	Ratio of shareholders' equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

c)	Ratio of secured debt to total debt will be less than 7.5%.

5.	ATR

a)	Maximum ratio of debt to secured assets of 44%-60%.

b)	Minimum ratio of debt service (EBITDA to principal and interest payment) of 120%-145%.

6.	Gazit Development

Shareholders' equity shall not be less than NIS 425 million (and it was agreed that in relation to December 31, 2015 shall not be less than NIS 180 million) and the shareholders' equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; financial debt to NOI; negative pledge on some properties.

7.	Dori Group and Dori Construction

With respect to their financial debt, Dori Group and its investees have undertaken to comply with the following principal financial covenants: a ratio of consolidated equity to total assets at Dori Group of no less than 15%, on the basis of consolidated financial statements (It was agreed that the definition of “consolidated equity” will be amended such that consolidated equity shall include shareholders’ loans granted or to be granted to Dori Group or its subsidiaries, for which subordination arrangements would be placed towards the relevant bank); ratios of equity to total assets in Dori Construction and its subsidiary of no less than 13%-20%, on the basis of consolidated financial statements; the equity of Dori Construction Ltd. (excluding non-controlling interests) is to be no less than NIS 100 million; liquidity (cash, short term investments and unutilized credit facilities) at Dori Construction is to be no less than NIS 40 million and in its subsidiary no less than NIS 30 million; a ratio of financial debt to Dori Construction's capital including shareholders’ loans of no more than 70%; a ratio of financial debt plus guarantees of no more than three times Dori Construction's tangible capital. It is noted that for this covenant a financing provider approved per Dori Construction’s request that it would apply starting from the financial reports as of June 30, 2016 ; a ratio of debt to total assets at Dori Construction and in its subsidiary of no more than 30%;

F - 70

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

The financing provider’s share will not exceed 30% of the financial debt (including guarantees) of Dori Construction; an undertaking not to create a fixed or floating charge on the assets of Dori Construction and of its subsidiary and/or to transfer them to any third party; an undertaking of Dori Construction not to draw on shareholders' loans granted to a subsidiary and/or dividends, if Dori Construction is not in compliance with its undertakings to the bank; no change in the control or shareholders’ identity of a subsidiary of Dori Construction; a subsidiary of Dori Construction is to present positive EBITDA in every year of operation.

8.	The Company's investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

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

As of December 31, 2015, the Company and its subsidiaries are in compliance with all the aforementioned covenants.

NOTE 23:-	OTHER LIABILITIES

a.	Composition

	December 31
	2015	2014
	NIS in millions
Tenants' security deposits (1)	105	40
Leasing liabilities for investment properties	252	99
Deferred purchase price of investment property	5	6
Employee benefit liabilities, net (Note 24)	7	8
Other liabilities	33	37
	402	190

(1)	Tenants' security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the US dollar and Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 37.

F - 71

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

The Group provides post-employment benefit plans. The plans are generally financed by contributions to insurance companies, pension funds and provident funds and are classified both as defined contribution plans and as defined benefit plans, as follows:

a.	Under labor laws and severance pay laws in Israel and Brazil, the Group is required to pay benefits to employees upon dismissal or retirement in certain circumstances. The calculation of the Company’s employee benefit liability is made based on valid employment contracts and based on the employees’ salary which establishes the entitlement to receive post-employment benefits.

Section 14 of the Severance Pay Law in Israel (1963) applies to part of the compensation payments, pursuant to which current contributions paid by the Group in pension funds and/or in form of insurance policies release the Group from any additional liability to employees for whom such contributions were made (defined contribution plan).

The Group accounts for that part of the post-employment benefit payments that are not covered by contributions, as described above, as a defined benefit plan for which an employee benefit liability is recognized using actuarial assumptions, subject to materiality.

b.	The liabilities of the Group in other countries in which its operates are normally financed by contributions to pension funds, social security, medical insurance and others and by payments which the employee bears (such as for disability insurance) as required by domestic law and therefore essentially defined as contribution plans. Additional payments for sick leave, severance termination benefits and others are at Group companies’ discretion, unless otherwise provided for in a specific employment contract.

c.	Provision for severance benefits recognized in the financial statements on the date the decision was made concerning the dismissal, in countries where the Group has a legal or constructive obligation for their payment.

d.	The amounts accrued in pension funds, officers’ insurance policies, other insurance policies and in provident funds are on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the financial statements.

F - 72

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the "Ordinance"), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company's taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the rate of 25% and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company's request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed (26.5% in 2015) on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

3.	Capital gain/loss from sale of shares in subsidiaries

A real capital gain by the Company on the sale of its direct holdings in one or more of the Group's foreign companies is taxed in Israel and credit is given for the foreign tax paid overseas on the capital gain from that sale, subject to the provisions of the relevant treaty for avoidance of double taxation.

4.	Tax rates applicable to the Group companies in Israel

The Israeli corporate tax rate was 25% for 2013 and 26.5% for 2014 and 2015.On January 1, 2016 came into force the law Income Tax Ordinance (No. 216)(Corporate tax rate)- 2016, whereby the corporate tax rate starting January 1, 2016 will be 25%.

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

F - 73

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

Since January 1, 1995, due to the change in EQY's tax status in the U.S. to that of a REIT, EQY has not recorded tax expenses on income in its financial statements effective from that date, other than tax expenses recorded with respect to subsidiaries of EQY that do not have REIT status for tax purposes. The implication of this status is that income distributed to shareholders is exempted from tax. In order to maintain its status as a REIT, EQY is obligated, inter alia, to distribute at least 90% of its taxable income and apply the tax on the recipients.

To the best of the Company's management's knowledge, EQY operates as a REIT as of the date of these financial statements. As stated above, since EQY is required, among other things, to distribute its income to its shareholders in order to maintain its status as a REIT, the Company records a deferred tax liability in respect of the temporary differences attributable to the investment in EQY based on the Group's percentage interest in EQY (as of the reporting date - 38.4%). If EQY is not considered a REIT, it will be subject to corporate tax at the normal rates in the U.S. and similarly, in this case, it may be that the recipient will be subject to additional tax in the U.S. upon the distribution of dividends (inter alia, by way of withholding tax) at the rate that is conditional on the place of residence for tax purposes, classification of the taxpayer as an individual or a company, and the taxpayer's percentage shareholding in EQY.

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

The corporate tax rate in Finland in 2015 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on dividends classified as a return of capital.

F - 74

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

e.	Taxation in Norway

Operations in Norway are carried out through a Norwegian company that is owned by CTY. The corporate tax rate in Norway is 27% in 2015 and 25% with effect from January 1, 2016. Usually, under domestic law, the tax rate on a dividend distribution from Norway is 25%. A lower tax rate might be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

f.	Taxation in Sweden

The operations in Sweden are carried out by Swedish resident companies that are held by CTY. Generally, the corporate tax rate in Sweden is 22%. Tax rate for dividends distribution by a Swedish resident company under the domestic law is 30%. Reduced tax rate may be possible under various tax treaties.

g.	Taxation in Netherlands

A Dutch company is subject to a 25% corporate tax in the Netherlands (20% corporate tax applies on income up to the amount of EUR 200 thousands). Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%).

h.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law except certain circumstances. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

i.	Taxation in Jersey Island

The corporate tax rate on the Island of Jersey is 0% (except in relation to specific fields of activity which are subject to tax at a rate of 10% or 20%). The tax rate on a dividend distribution from Jersey to Israel is usually 0% and capital gains are not taxed in Jersey.

Operations in Jersey are carried out through Jersey companies that are owned by ATR. The corporate tax rate in ATR’s principal regions of operation is 19% in Poland and the Czech Republic and 22% in Slovakia, while in Russia (federal and regional) the effective corporate tax rate ranges from 15.5% to 20%.

F - 75

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

j.	Taxation in Poland

The corporate tax rate in Poland is 19% and, under domestic law, the tax rate on a dividend distribution from Poland is also 19%. A lower tax rate might be possible under various tax treaties. Operations in Poland are carried out through Polish companies owned by ATR. During 2015, the Group finalized the implementation of a new holding structure of several of the Polish properties under as a Polish investment fund. Under the new structure, profits from these properties will be taxed at the fund level. The Polish investment fund is exempt from corporate tax in Poland, including on capital gains. A distribution of earnings from the fund is not subject to tax withholdings.

k.	Taxation in Brazil

The effective tax rate on companies in Brazil (having a turnover in excess of BRL 240 thousand) is 34%. The tax rate on a dividend distribution from a Brazil-resident company, under domestic law, is 0%, except in specific instances. Operations in Brazil are carried out through the real estate funds are exempt from tax on their income, if certain conditions are fulfilled. A distribution of earnings from the funds to foreigners and locals is subject to tax withholdings at the rate of 15% and 20%, respectively.

The tax rate on companies in Brazil is 34%. The tax rate upon dividend distribution from a Brazilian resident company under domestic law is 0%.

l.	Finalized tax assessments

The Company has finalized its tax assessments through 2011 and its wholly owned subsidiaries in Israel have finalized their tax assessments through 2011.

m.	Subsidiaries disputed tax assessments

In June 2012, two indirectly-owned Israeli subsidiaries were issued with tax orders according section 152 (b) to the Ordinance in relation to the tax years 2007-2010 and 2008-2010, respectively, since their claim to be House Property Companies as defined in Section 64 of the Ordinance was not accepted. Accordingly, the tax orders did not allow the gain that arose from the sale of a real estate asset by one of the companies in question to be offset against accumulated losses in the subsidiary. Should the position of the ITA prevail in full, a nominal tax liability will be created in the indirectly-owned subsidiaries for the subsidiary of approximately NIS 49.1 million. The indirectly-owned subsidiaries submitted an objection to these assessments, claiming that they are House Property Companies, but the objection was rejected. The indirect subsidiaries have lodged appeals against these assessments with the District Court. In the opinion of the subsidiaries and its professional advisors, the position of the ITA, as reflected in the aforesaid demands, should not be accepted. On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. The nominal tax according to the assessments amounts to a total of NIS 4.9 million. Those subsidiaries have filed an objection to these assessments, claiming that they are House Property Companies, but the objection was rejected. On June 28, 2015, tax orders were issued in relation to the 2011-2012 tax years; no appeal has yet been lodged against these orders. On July 19, 2015, the indirectly-owned subsidiaries were issued with a best judgment assessment in relation to the 2013 tax year. The nominal tax being demanded by the aforesaid assessments is NIS 1.9 million and NIS 5.6 million. The companies have filed an objection against these assessments claiming that they are House Property Companies.

F - 76

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

During December 2015, an indirectly-owned subsidiary was issued with a best judgment assessment in regard to various issues, including in relation to the allow ability of finance expenses and additional issues, this being in relation to the 2011 tax year. The nominal tax being demanded by this assessment is NIS 4.8 million. The indirectly-owned subsidiary has lodged an objection against this assessment.

In the opinion of the Company's management and its advisors, the provision in the financial statements covers the exposure pertaining to the disputed tax assessments.

n.	Disputed VAT assessments

In March 2008, the Company received VAT assessments for 2006, 2007 and part of 2005, and in April 2010, the Company received VAT assessments for the period starting January 2008 through October 2009 (inclusive), in which the VAT Authorities limited input VAT deductions for these periods by a total of NIS 6 million and NIS 5.3 million, respectively. The Company appealed these VAT assessments and the appeal filed by the Company was rejected. On November 11, 2013 the Company appealed these rejections to the District Court. On July 19, 2015, the Company entered into a compromise settlement with the VAT Authorities, in which the rate at which the inputs would be allowable was agreed and which resolved all the disputes in connection with the aforesaid deduction of inputs in relation to the period from June 2005 through May 2015.

o.	Carry-forward losses for tax purposes as of December 31, 2015

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 24 million as of the reporting date (2014 - NIS 19 million), which have been offset against the deferred tax liability of the Company.

Partly-owned Israeli resident Companies (including Dori Group) have carry-forward losses for tax purposes amounting to NIS 1.5 billion. With respect to the tax benefit associated with these losses, deferred tax assets were recognized, amounting to NIS 97million (2015- NIS 107 million) which have been partly offset against the deferred tax liability.

The Company's Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 476 million, of which a recognized deferred tax asset represents approximately NIS 107 million (2014 - NIS 76 million) primarily offsetting the deferred tax liability. The carry-forward losses may be utilized over a 20-year period, which expires between 2026-2033.

The Company's wholly-owned U.S. resident subsidiary has carry-forward non deductible interest amounting to NIS 285 million that can be offset under certain restrictions against future tax gains, of which deferred tax assets were recognized in the amount of NIS 110 million (2014 - NIS 116 million), offsetting the deferred tax liability. The non-deductible interest may be utilized with no time limit.

The Company's partially-owned Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 637 million (2014 - NIS 543 million), for which deferred tax assets have been recognized at an amount of NIS 39 million.

The Company’s partially-owned Jersey Island resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 1.9 billion, for which deferred tax assets have been recognized at an amount of NIS 35 million.

F - 77

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

p.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment
	properties
	and
	depreciable	Carry-
	fixed	forward
	assets	losses	Others	Total
	NIS in millions
Balance as of January 1, 2013	(3,408)	230	(4)	(3,182)
Amounts carried to foreign currency translation reserve	294	(6)	(3)	285
Amounts carried to other comprehensive income	-	-	(74)	(74)
Amounts carried to other capital reserves	2	2	-	4
Amounts carried to income statement	(302)	(11)	110	(203)
Balance as of December 31, 2013	(3,414)	215	29	(3,170)
Amounts carried to foreign currency translation reserve	(166)	14	-	(152)
Amounts carried to other comprehensive loss	-	-	(31)	(31)
Amounts carried to other capital reserves	39	3	-	42
Amounts carried to income statement	(299)	54	16	(229)
Balance as of December 31, 2014	(3,840)	286	14	(3,540)
Initially consolidated subsidiaries	(1,866)	165	117	(1,584)
Amounts carried to foreign currency translation reserve	448	(24)	20	444
Amounts carried to other comprehensive income	-	-	11	11
Amounts carried to other capital reserves	128	(3)	-	125
Amounts carried to income statement	193	(35)	(215)	(57)
Reclassification due to assets held for sale	45	-	-	45
Balance as of December 31, 2015	(4,892)	389	(53)	(4,556)

The deferred taxes are calculated at tax rates ranging between 13.2% and 38.6% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2015	2014
	NIS in millions
Within non-current assets	105	78
Within non-current liabilities	(4,661)	(3,618)
	(4,556)	(3,540)

F - 78

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25:-	TAXES ON INCOME (Cont.)

q.	Taxes on income included in the income statements

	Year ended December 31
	2015	2014	2013
	NIS in millions
Current taxes *)	101	167	53
Taxes in respect of prior years **)	100	9	9
Deferred taxes	(18)	229	203
	183	405	265

*)	Current income taxes include capital gain tax, withholding tax from interest and dividends paid by foreign subsidiaries to the Company, current tax expenses of subsidiaries of the Group companies operation, as well as current tax income recorded against current tax recognized in other comprehensive income, see Note 27f.

**)	In 2015 includes deferred taxes in respect of prior years in amount of NIS 75 million.

r.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 25p and 27f.

s.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Income before taxes on income	2,489	1,488	2,450
Statutory tax rate	26.5%	26.5%	25.0%
Tax calculated using statutory tax rate	659	394	613
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	11	(36)	(110)
Change in taxes resulting from carry-forward tax losses and other temporary differences for which no deferred taxes were provided, net	149	245	84
Taxes on non-controlling interest in a subsidiary that qualifies as a REIT	(196)	(166)	(218)
Tax effect in respect of new holding structure in Poland (Note 25j above)	(428)	-	-
Taxes with respect to prior years	100	9	9
Deferred taxes due to changes in tax rates	(31)	-	(49)
Taxes with respect to Company's share in earnings of equity- accounted investees, net	(64)	(3)	(37)
Difference in tax rate applicable to income of foreign companies and other differences	(17)	(38)	(27)
Taxes on income	183	405	265
Effective tax rate	7.4%	27.2%	10.8%

*	Primarily with respect to income which is not taxable income, and for tax rates of 0%-13.2% expected to apply upon disposal of some of the Group's properties, primarily in Canada.

F - 79

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	Shareholders' agreement in connection with FCR

In January 2011, the Company and Alony-Hetz entered into a shareholders' agreement that replaced the shareholders' agreement from October 2000. The agreement includes provisions, among others, as to mutual support of appointment of directors on FCR's Board (up to two directors by Alony-Hetz and all other directors by the Company), the grant of tag-along rights to Alony-Hetz upon the sale of FCR shares by the Company, the Company's drag-along right to compel Alony-Hetz to participate in the sale of its shares in FCR, a right of either party to participate in acquiring additional securities of FCR, the Company's right of first offer in the event of a sale of FCR shares by Alony-Hetz under certain conditions, and Alony-Hetz's undertaking to refrain from interfering in FCR's management or attempting to acquire control of FCR, subject to certain conditions. It was also agreed that FCR's Board of Directors shall not include more than 15 members.

The shareholders' agreement is in effect until the earlier of the following: 10 years; once Alony-Hetz's holdings in FCR shares decreases below 3% of the issued share capital of FCR; or the date on which the Company's holdings in FCR decreases below 20%.

In March 2016, the Company and Alony-Het’z had reached an understanding for terminating the shareholders’ agreement and act for its cancellation.

2.	ATRs' agreement

Further to what discussed in Note 9c, in 2008 the Company and CPI (the “Investors”) with ATR that govern their rights in ATR and which include, inter alia, the right to appoint four members of ATR’s Board of Directors on behalf of the Investors, the right to determine the identity of the Chairman of ATR’s Board of Directors, the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors, and granted the Investors rights of consent in connection with the taking of very material decisions at ATR, including the appointment of ATR’s CEO. Subject to the purchase of all of ATR's shares from CPI by the Company in January, 2015 (refer to Note 9c2) the agreement with ATR was amended such that the aforementioned Investors rights remained exclusively of the Company.

3.	Shareholder’s agreement in connection with CTY

Simultaneously with CTY’s private offering in 2014, the Company has entered into an agreement with CPP Investment Board European Holdings s.ar.l (“CPPIBEH”), accordingly the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during 12 months period under certain conditions. The agreement will terminate at the sooner of: (1) 10 years from the signature date, (2) if CPPIBEH will hold less than 10% of CTY’s shares, or (3) the Company will hold less than 20% of CTY’s shares.

F - 80

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	The Group has a lease agreement for an aircraft for business use by the Group's executives. The lease is classified as an operating lease according to IAS 17. The annual lease payment is approximately U.S. $ 2.5 million. The lease agreement ends in May 2017. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

In 2016, following its approval by the Audit Committee, the Company’s Board of Directors approved a procedure dealing with the mixed use of the Company aircraft, pursuant to which passengers who are not involved in the Group’s business, including relatives of the Company’s controlling shareholder, are permitted to travel on flights made for the Company’s business purposes. The procedure also prescribes a mechanism for paying the Company for such usage.

5.	The Group's companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2015
NIS in millions
Year 1	3,412
Year 2 to 5	10,068
Year 6 and thereafter	5,851
Total	19,331

6.	As for engagements with related parties, refer to Note 38.

b.	Guarantees

1.	As of December 31, 2015, the Company's subsidiaries excluding Dori Group are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 877 million (December 31, 2014 - approximately NIS 758 million).

2.	As of December 31, 2015 Dori Group and its subsidiaries provided guarantees as follows:

NIS in millions
Bank guarantees under the Apartments Sales Law in Israel	407
Bank guarantees to secure performance and quality of other construction works	400
Others	184
991

3.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees as of December 31, 2015 and 2014 (principal) amounted to NIS 1,664 million and NIS 1,335 million, respectively. Total utilized credit facilities as of December 31, 2015 and 2014 amounted to NIS 1,171 million and NIS 463 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks and others, in an unlimited amount. In addition the company had pledged subsidiary's shares to secure credit facilities of wholly-owned subsidiaries.

4.	As for collaterals granted to secure guarantees, refer to Note 29.

F - 81

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company's subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2015, totaled approximately NIS 2,349 million (December 31, 2014 - NIS 2,096 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 469 million (December 31, 2014 - NIS 448 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within 10 years, or within five years for properties acquired in Finland prior to 2008.

d.	Legal claims

1.	Several legal proceedings are pending against the Company's subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties, as well as construction defects and claims of suppliers and sub constructors related to Dori Group. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company's results.

2.	As ATR noted in its financial reports as of December 31, 2015, there are currently criminal proceedings pending against Mr. Julius Meinl and others before the criminal court in Vienna relating to events that occurred in 2007 and earlier. In connection with this, a law firm representing various investors in ATR, who had invested at the time of these events, has alleged that ATR is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act arising from the same events. The public prosecutor has directed ATR to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. This legislation, which came into force on ATR in 2006, is of uncertain application. ATR's management believes a finding of liability on its part would be inappropriate. Accordingly, ATR intends to actively defend these proceedings.

In addition, ATR is involved in certain civil claims and regulatory investigations in Austria, in connection with securities transaction and related matters during 2006 and 2007, in a scope which is not material. In January 2016, ATR announced an arrangement to establish a compensation fund in connection with the proceedings in Austria, and also individuals that had joined the criminal proceedings. Under the proposed arrangement, the relevant investors will be entitled to compensation in accordance with a prescribed methodology, with ATR having undertaken to pay a total of EUR 32 million. It should be noted, that the Jersey Financial Service Commission found that there was no breach of Jersey Laws due to the aforementioned events.

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against Dori Construction, Dori Group, their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group

F - 82

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The grounds for the claims in the aforementioned motions include grounds under the Securities Law, 1968, among which are the inclusion of erroneous details in the financial statements and deficient and erroneous reporting, a tort of negligence under the Torts Laws, breach of statutory duty (in relation to the Securities Law and the Regulations promulgated thereunder, as well as the Companies Law), all being with regard to the reporting of Dori Construction. The amounts of the aforesaid claims range from NIS 13 million to NIS 75 million (subject to quantifying the exact damage in the course of the hearings on the lawsuits), which are not material for the Company (including cumulatively). The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed).

The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two derivative actions were filed in 2014 against Dori Construction and Dori Group and their directors and officers in connection with a dividend distribution made by Dori Construction to its shareholders.

With regard to the two motions to certify derivative actions, the court has decided that a ruling with regard to the procedural rules in these motions will be granted by it at a later date, following the filing of the unified motion to certify the lawsuit as a class action.

4.	In January 2016, the Company’s shareholders filed a motion against the Company and against Gazit Development with the Economic Affairs Department of the Tel Aviv District Court for the disclosure and inspection of documents, as a preliminary proceeding prior to filing a derivative motion against their officers. In brief, it is alleged in the motion that the Company and Gazit Development have, since 2007, invested considerable funds in Dori Group and its subsidiaries – in amounts in excess of several hundred million NIS – most of which, so it is alleged, is money from the public. This was done despite the fact, as it is alleged, that this is a group of companies that is failing and which is not engaged in the core activity of the Company and of Gazit Development. Moreover, it is alleged that the Company and Gazit Development continued to inject funds into Dori Group, even after a material deviation had been revealed in the estimates of anticipated revenues and costs of its projects. This necessitated Dori Group having to restate its financial statements. The petitioner further alleges that, in January 2016, Gazit Development sold its interests in Dori Group for a “miniscule” amount, thereby “bringing the investment to a complete end”. The petitioner is claiming that the circumstances described in the motion give rise to a “suspicion”, as it were, of “negligent” and even “reckless” conduct by the officers of the Company and of Gazit Development with regard to the investment in Dori Group. The petitioner is thus seeking to have the requested documents furnished to him, so as to be able to “scrutinize” the conduct of the Company and of Gazit Development with regard to the investment in Dori Group, and so as to decide in the light of this whether to file a derivative claim in the name of the Company and Gazit Development against their officers. The Company and Gazit Development have submitted their responses to the motion and the applicant has submitted its rebuttal. A hearing on the motion is expected to take place in April 2016.

5.	Gazit Germany is involved in a litigation with the landlord of a property under leasehold in Germany with fair value as of the reporting date of EUR 52 million (the "Property"). In August 2015, the landlord of the property demanded to exercise a contractual reversion right which would allow him to acquire the Property at 2/3 of the average of two external appraisals conducted by the parties. Gazit Germany has filed to have the reversion right dismissed by a court and the landlord has counter-filed to have a court enforce the reversion right. At this early stage it is not possible to assess the chances of the aforementioned litigation to succeed.

F - 83

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY

a.	Composition

	December 31, 2015			December 31, 2014			January 1, 2014
	Authorized		Issued and outstanding	Authorized		Issued and outstanding	Authorized		Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	(*	196,509,883	500,000,000	(*	179,444,463	500,000,000	(*	176,837,508

b.	Movement in issued and outstanding share capital

	2015	2014	2013
	Number of Shares
Balance as of January 1 *)	179,444,463	176,837,508	166,294,246
Exercise of share options (employees and officers)	3,441	147,670	104,242
Vesting of RSUs (employees and officers)	43,709	59,285	-
Issue of shares	17,018,270	2,400,000	10,439,020
Balance as of December 31 *)	196,509,883	179,444,463	176,837,508

*)	of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	On December 30, 2015, the Company issued to the public through a shelf prospectus, approximately 17 million ordinary shares, at a price of NIS 35.5 per share, for a total gross consideration of NIS 604 million (approximately NIS 586 million, net of issuance expenses).

d.	On October 2014, the Company completed a private placement and issued to a private qualified investor 1.7 million of Company’s shares and 3.4 million of untraded warrants and to a wholly owned subsidiary of the parent company 0.7 million of Company’s shares and 1.4 million of untraded warrants for immediate total consideration of NIS 118 million at U.S.$ 13.25 per share. The untraded warrants were issued for no additional consideration and expired on December 29, 2014.

e.	Composition of other capital reserves:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Available-for-sale financial assets	(16)	51	15
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	86	(43)	44
Share-based payment	16	15	16
Revaluation reserve of cash flow hedges	(36)	(43)	(76)
	197	127	146

F - 84

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

f.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2015	2014	2013
	NIS in millions
Exchange differences on translation of foreign operations	(3,781)	1,215	(2,414)
Tax effect (Current tax)	(73)	(45)	-
Company's share in other comprehensive income (loss) of equity-accounted investees	20	(22)	(29)
Exercise of translation reserve of company previously accounted for using the equity method	438	-	-
	(3,396)	1,148	(2,443)
Gain (loss) with respect to cash flow hedges	(48)	(6)	172
Transfer to income statement with respect to cash flow hedges	10	74	130
Tax effect	11	(10)	(73)
Company's share in other comprehensive income (loss) of equity-accounted investees	2	(12)	10
Exercise of cash flow hedge reserve of company previously accounted for using the equity method	14	-	-
	(11)	46	239
Gain (loss) with respect to available-for-sale financial assets	(66)	87	(7)
Transfer to income statement with respect to available-for-sale financial assets	*) -	(34)	4
Tax effect	*) -	(17)	(1)
	(66)	36	(4)
Revaluation loss on fixed assets in joint venture	-	-	(6)
Total other comprehensive income (loss)	(3,473)	1,230	(2,214)

*)	Represent an amount of less than NIS 1 million.

g.	Composition of non-controlling interests

	Year ended December 31
	2015	2014	2013
	NIS in millions
Share in equity of subsidiaries *)	23,343	17,713	14,381
Share options, warrants and capital reserve from share-based payment in subsidiaries	121	107	144
Conversion option proceeds in subsidiaries	19	27	26
	23,483	17,847	14,551

*)	Including capital reserves and acquisition-adjustments.

h.	Dividends

1.	Pursuant to the Company's policy, the Company announces every year the anticipated annual dividend. In March 2016, the Company announced that the dividend for the first quarter of 2016 would be NIS 0.46 per share and starting the second quarter of 2016, the quarterly dividend would not be less than NIS 0.35 per share (total amount of dividend to be declared in 2016 would be NIS 1.51 per share), in place of the dividend policy announced in November 2014, pursuant to which the Company distributed NIS 0.46 per share per quarter (NIS 1.84 per share on an annualized basis).

F - 85

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27:-	EQUITY (Cont.)

2.	The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and revision of this policy.

During 2015, the Company declared and paid dividends in the total amount of approximately NIS 328 million (NIS 1.84 per share) (2014 - NIS 318 million (NIS 1.80 per share), 2013 - NIS 298 million (NIS 1.72 per share)).

3.	On March 30, 2016, the Company declared a dividend in the amount of NIS 0.46 per share (a total of approximately NIS 90 million), payable on April 20, 2016 to the shareholders of the Company on April 13, 2016.

i.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the operating currencies of its investees in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital in order to ensure broad economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

The Company's Board of directors determined the optimal capital ratios that will provide adequate return for the shareholders at a risk which it defines as low. From time to time the Company's Board authorized a deviation from the capital ratio that the Board deems appropriate when the Company's management makes significant investments, while simultaneously setting targets for the restoration of appropriate ratios within a reasonable time.

Over the years, the Company and its subsidiaries have raised equity capital in the markets in which they operate. In 2015, the Group raised a total of approximately NIS 2,870 million, in 2014 - NIS 2,483 million and in 2013 - NIS 1,025 million.

The Company evaluates its capital ratios on a consolidated basis (including non-controlling interests), on the basis of extended "stand alone" basis with reference to the capital of its listed subsidiaries presented at equity method, and also based on cash flow ratios.

F - 86

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION

a.	Starting December 2011 the Company activates its Share Incentive Plan (the "Plan"). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 4.5 million of the Company's shares, subject to various tax consequences and regimes.

b.	In 2015, the Company granted, as part of the plan in section a above share options, Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") to the Company's CEO and officers (Refer to Note 38c4).

c.	The following table presents the change in number of the Company's share options and their original weighted average exercise price:

	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	899,854	47.72	1,500,716	44.00
Share options granted	1,076,993	43.41	-	-
Share options forfeited	(146,427)	47.31	(28,485)	48.65
Share options exercised	(33,410)	48.65	(475,295)	35.73
Share options expired	-	-	(97,082)	48.65
Share options at end of year	1,797,010	45.15	899,854	47.72
Share options exercisable at end of year	564,968	47.66	299,951	47.72

Each abovementioned share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). The exercise price is determined as the average share price in the 30 days preceding the grant date. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

d.	The following table presents the movement in units of the Company RSUs and PSUs:

	2015		2014
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	87,398	203,502	151,091	244,760
Units granted	77,205	289,194	-	-
Units forfeited	(15,985)	(108,776)	(4,408)	(41,258)
Units Vested	(43,709)	-	(59,285)	-
Units at end of year	104,909	383,920	87,398	203,502

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

F - 87

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28:-	SHARE-BASED COMPENSATION (Cont.)

The PSUs (which were granted to officers only) vest over three years in one instalment from the grant date and are subject to a general yield (including dividend distributions) of the Company average share price during the vesting period of at least 20% with respect to the Company average share price in the 30 days preceding the grant date. In the event of a dividend distribution, the grantees shall be entitled to remuneration that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date.

e.	The expenses recognized in the income statement for share options, RSU's and PSU's in 2015, 2014 and 2013 amounted to NIS 3.1 million, NIS 9.1 million and NIS 9.7 million, respectively.

f.	Information that was used to calculate the fair value of the compensation granted in 2015 (weighed average):

	Options	PSU
Valuation Model	Binomial	Monte-Carlo
Option exercise price/PSU base price (in NIS)	43.4	43.4
Standard deviations	22.38%	18.76%
Risk-free interest rate	0.00%	0.00%
Estimated duration	3.8	3
Share price at the date of grant *)	40.3	40.3
Fair Value per unit (in NIS)	5.8	10.7

*)	The fair value of each RSU is determined according to the share price at the date of grant.

g.	Cash-settled transactions

Several employees and officers of wholly-owned subsidiaries of the Company are entitled to cash compensation, based on the price of the Company's shares ("units"). The vesting period of the units is three years as of the reporting date, there are 16 thousand units outstanding (As of December 31, 2014 - 185 thousand units outstanding).

In addition, as of the reporting date there are 124 thousand RSU units that are vesting over three or four years period and are settled in cash (as of December 31, 2014 - 25 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2015 is NIS 1 million (2014 - NIS 1 million).

F - 88

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 29:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group's liabilities, including guarantees provided by banks in favor of other parties, the Group's rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants and from apartment buyers under sale agreements, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2015	2014
	NIS in millions
Short-term loans and credit	162	117
Non-current liabilities (including current maturities)	8,145	7,360
Debentures (including current maturities) (1)(2)	834	847
	9,141	8,324

(1)	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on five real estate properties which are owned by Gazit Development and whose total value as of the reporting date is approximately NIS 1,134 million.

(2)	The debentures (series 2005) issued by ATR, a fixed pledge has been placed on properties with total value as of the reporting date of € 30 million (NIS 126 million).

NOTE 30:-	RENTAL INCOME

During the years 2013-2015, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 39.

NOTE 31:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2015	2014	2013
	NIS in millions
Salaries and related expenses	151	97	103
Property tax and other fees	671	624	650
Maintenance and repairs	449	389	413
Utilities	332	243	258
Insurance and security	147	120	124
Others	216	111	141
	1,966	1,584	1,689

F - 89

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 32:-	REVENUES AND COSTS FROM SALE OF BUILDINGS, LAND AND CONSTRUCTION WORKS PERFORMED

		Year ended December 31
		2015	2014	2013
		NIS in millions
a.	Revenues

	Revenues from sale of buildings and land	236	230	328
	Revenues from construction contracts	917	1,127	1,344
		1,153	1,357	1,672

b.	Cost of revenues by revenue sources

	Cost of sale of buildings and land	256	252	279
	Cost of revenues from construction contracts	993	1,408	1,409
		1,249	1,660	1,688

c.	Cost of revenues by expense components

	Land	79	98	73
	Materials	237	311	427
	Subcontractors	751	1,011	959
	Salaries and related expenses	125	120	116
	Depreciation	7	7	5
	Fair value upon acquisition amortization and others	50	113	108
		1,249	1,660	1,688

NOTE 33:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2015	2014	2013
	NIS in millions
Salaries and management fees (1)	416	346	350
Professional fees	122	84	77
Depreciation	43	25	29
Sales and marketing	33	40	38
Other (including office maintenance) (2)	180	124	116
	794	619	610

(1)	As for salaries and management fees to related parties, refer to Note 38b.
(2)	Net of income management fees from related party, refer to Note 38a.

F - 90

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 34:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2015	2014	2013
	NIS in millions
Capital gain on assets disposal	6	-	5
Gain from bargain purchase	-	47	198
Others	25	8	15
	31	55	218

b.	Other expenses

	Year ended December 31
	2015	2014	2013
	NIS in millions
Loss from decrease in holding interest, revaluation and realization of associate, net *)	466	1	11
Capital loss on assets disposal (including transaction expenses)	111	65	58
Impairment of other assets	20	14	2
Impairment of goodwill	39	-	-
Other **)	162	1	3
	798	81	74

*)	For the year ended December 31, 2015, includes a net loss in total amount of NIS 466 million due to further purchase of ATR's shares and its initial consolidation (refer to Note 9c) as follows:

NIS in millions
Revaluation of previous investment in ATR	1,079
Realization of capital reserves	452
Total loss on previous investment	1,531
Gain from bargain purchase	(1,065)
Net loss from ATR’s purchase	466

**)	In 2015 includes amount of NIS 109 million due to provision for legal proceedings and legal expenses recognized by ATR, for further details refer to Note 26d2.

F - 91

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 35:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2015	2014	2013
	NIS in millions
Finance expenses on debentures	1,252	1,166	1,190
Finance expenses on convertible debentures	68	77	89
Finance expenses on loans from financial institutions and others	502	611	831
Revaluation of derivatives	-	190	2
Loss from early redemption of borrowings and derivatives	78	154	142
Impairment of financial assets	19	-	-
Exchange rate differences and others	67	45	44
Finance expenses capitalized to real estate under development	(134)	(128)	(113)
	1,852	2,115	2,185

b.	Finance income:

	Year ended December 31
	2015	2014	2013
	NIS in millions
Gain from investments in securities	33	35	7
Dividend income	19	24	4
Interest income from investees	43	44	34
Interest income	63	47	73
Revaluation of derivatives *)	699	3	431
Exchange rate differences and others	4	4	-
	861	157	549

*)	Mainly from hedging swap transactions.

NOTE 36:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2015		2014		2013
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	178,426	620	176,459	73	171,103	927
Effect of dilutive potential ordinary shares	175	(3)	87	(4)	310	(11)
For the calculation of diluted net earnings per share	178,601	617	176,546	69	171,413	916

For details in respect of the outstanding warrants and stock options of the Company's investees, refer to Note 9c(4), 9d(3), 9e(3) and 9f(3) and for convertible debentures issued by subsidiary, refer to Note 21.

F - 92

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

Group's global operations expose it to various financial risk factors such as market risk (including foreign exchange risk, CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group's comprehensive risk management strategy focuses on activities that reduce to a minimum any possible adverse effects on the Group's financial performance.

The following is additional information about market risks and their management:

1.	Foreign currency risk

The Group operates in a large number of countries, therefore it is exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies, mainly to the U.S. dollar, the Canadian dollar, Euro and Brazilian Real. Some of the Group companies' transactions are performed in currency other than their functional currency. The Group's policy is to maintain a high correlation between the currency in which its assets are purchased and its activity is executed and the currency in which the liabilities relating to the purchase of these assets are assumed in order to minimize currency risk. As part of this policy, the Group enters into cross-currency swap transactions with respect to the liabilities, for details refer to d. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index ("CPI") in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections d and f below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section c below). As of the reporting date, 86.4% of the Group's liabilities (80.4% excluding interest rate swaps) bear fixed interest (as of December 31, 2014 - 91.4%, 88.6% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 20 to 22.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges, including shares, participation certificates in mutual funds and debentures, which are classified either as available-for-sale financial assets or financial assets measured at fair value through profit or loss, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2015 is NIS 354 million (December 31, 2014 - NIS 299 million). This exposure is not hedged.

F - 93

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

The financial strength of the Group's customers has an effect on its results. The Group is not exposed to significant concentration of credit risks. The Group regularly evaluates the quality of the customers and the scope of credit extended to its customers. Accordingly, the Group provides for an allowance of doubtful debts based on the credit risk in respect of certain customers.

Cash and deposits are deposited with major financial institutions. Company management estimates that the risk that such parties will fail to meet their obligations is remote as they are financially sound.

6.	Liquidity risk

The Group's policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to more flexible financing through the use of revolving lines of credit for periods 3 to 5 years, in which the Group can utilize credit for different periods.

As of December 31, 2015, the Group has a working capital deficiency of NIS 1.6 billion. The Group has unused approved credit facilities in the amount of NIS 8.1 billion that can be used over the coming year. The Company's management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group's companies to repay their current liabilities when due.

In connection with cross-currency swap transactions of liabilities (see section c below), with respect to part of the swaps, the Company entered into credit support annexes agreements (“CSA”) of current settlement mechanisms with respect to the fair value of the transactions. Accordingly, the Company may be required to transfer to the bank significant amounts from time to time depends on the fair value of these transactions.

For additional details regarding the maturity dates of the Group's financial liabilities, see d. below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	December 31, 2015			December 31, 2014
	Fair value hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	2	754	747	564	562
Financial liabilities
Debentures	1/2	30,895	32,231	26,038	28,081
Convertible debentures	1	*) 921	962	*) 1,254	1,317
Interest-bearing loans from banks and others	2	12,321	12,492	9,768	10,187
		44,137	45,685	37,060	39,585
Total financial liabilities, net		(43,383)	(44,938)	(36,496)	(39,023)

*)	Excluding the equity component which is presented in non-controlling interests, for a total of NIS 19 million (2014 - NIS 27 million).

F - 94

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures, convertible debentures) were calculated based on quoted market closing prices on the reporting date (level 1 on the fair values hierarchy). As of December 31, 2015, the Fair value of debentures in total amount of NIS 18.7 billion, that are not quoted in an active market or that are traded in an illiquid market, was evaluated in valuation method (level 2 on the fair value hierarchy) as described below (as of December 31, 2014: approximately NIS 14.7 billion).

The fair value of loans bearing variable interest approximates their nominal value.

The fair value of debt instruments that are not quoted in an active market or that are traded in an illiquid market is determined using standard pricing valuation models primarily DCF which considers the present value of future cash flows discounted at the interest rate, which according to Company's management and external valuators estimates reflects market conditions including the parties' credit risk on the reporting date.

As of December 31, 2015 the interest rate range for unquoted debt instruments (mortgages receivable) that were classified at level 3 in the fair value hierarchy is 4%-11%.

The fair value of forward contracts with respect to foreign currency is calculated taking into account the future rates quoted for contracts having the same settlement dates and in addition the amounts are discounted with relevant interest and the value is adjusted to the credit risk of the counter party (level 2 on the Fair Value hierarchy).

The fair value of interest rate swap contracts and cross-currency swap contracts that include a principle and interest are determined by discounting the anticipated cash flows from the transaction by the applicable yield curve, with adjustments for inter-currency liquidity gaps (CBS), inflation expectations and the credit risk of the parties (level 2 on the Fair Value hierarchy).

*)	Financial assets measured at level 3 on the fair value hierarchy:

Following is the reconciliation between the opening to the closing balance of:

	December 31
	2015	2014
	NIS in millions
Balance at beginning of the year	383	328
Additions	75	2
Capital return	(13)	(10)
Impairment through profit or loss	(1)	(3)
Revaluation through capital reserve	13	27
Translation adjustments from foreign operations	(2)	39
Balance at end of the year	455	383

The balance represent the participation certificates in private equity funds, for additional information refer to note 11.

During 2015, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

F - 95

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million as of		Linkage basis/Interest receivable	Linkage basis /Interest payable *)	Remaining average effective duration	Fair value - NIS in millions as of
		31.12.15	31.12.14				31.12.15	31.12.14
Cross currency swaps
	Euro-NIS	4,133	2,307	CPI linked, 1.10%-5.10%	Fixed, 2.15%-6.36%	8.2	278	16
		50	60	CPI linked, 4.95%	Variable L+1.35%	1.9	26	29
		196	306	nominal, 1.30%-6.83%	Fixed, 0.71%-5.06%	2.5	39	40
		531	531	nominal, 2.63%-2.64%	Variable L	4.4	105	46
	U.S.$-NIS	238	255	CPI linked, 3.56%- 4.57%	Fixed 5.38%- 5.97%	6.8	(20)	(5)
		80	160	nominal, 6%-7.7%	Fixed, 4.59%-6.33%	1.0	4	9
		150	150	Telbor + 0.7%	Fixed 3.53%	1.8	8	7
		243	243	nominal, 2.67%	Variable L	4.4	(3)	(6)
	C$-NIS	398	408	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	6.2	90	35
		40	80	nominal, 6.4%	Variable, L + 1.08%	1.0	11	12
		288	326	nominal, 1.80%-6.00%	Fixed, 2.85%-3.15%	6.0	42	1
		100	100	Telbor + 0.7%	Fixed 3.37%	1.8	27	14
	BRL- NIS	273	273	CPI Linked 2.60%	Brazil CPI linked 3.45%-3.79%	2.0	111	54
	BRL- USD	814	-	Variable, L	Brazil CPI linked 5.70%	2.5	144	-
	Norwegian Krona-Euro	458	-	Fixed, 2.375%	Fixed, 3.4%	6.7	12	-
	Swedish Krona-Euro	637	709	Fixed, 3.75%	Fixed, 5.43%-6.07%	4.5	(10)	3
Interest rate swaps fixed/variable
	U.S.$	1,171	972	Variable	Fixed	4.3	(5)	(1)
	C$	352	250	Variable	Fixed	0.05	(3)	1
		€488	-	Variable	Fixed	2.7	(29)	-
	Norwegian Krona	993	-	Variable	Fixed	5.3	1	-
	Swedish Krona	254	275	Variable	Fixed	1.9	(17)	(25)
Forward contracts
	Different currencies	3,035	4,586			short term	5	3
Call options
	Canadian government bonds	396	470			7.7	(23)	(8)
							793	225
Net proceeds from SWAP CSA transactions							(152)	-
							641	225

*)	"L" represents Interbank base-rate related to the currency of the transaction.

F - 96

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2015	2014
	NIS in millions
Current assets	77	90
Non-current assets	702	288
Current liabilities	(45)	(59)
Non-current liabilities	(93)	(94)
	641	225

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2015	2014
	NIS in millions
Assets	16	16
Liabilities	(84)	(36)
	(68)	(20)

d.	Liquidity risk

The table below presents the maturity schedule of the Group's financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2015

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	1,069	-	-	-	1,069
Trade payables	833	-	-	-	833
Other accounts payable	1,127	-	-	-	1,127
Debentures	2,718	6,737	9,150	19,568	38,173
Convertible debentures	47	411	623	-	1,081
Interest-bearing loans from financial institutions and others	1,261	4,240	5,324	3,457	14,282
Hedging financial derivatives, net	19	(254)	(40)	(202)	(477)
Other financial liabilities	145	62	57	307	571
	7,219	11,196	15,114	23,130	56,659

F - 97

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2014

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	553	-	-	-	553
Trade payables	900	-	-	-	900
Other accounts payable	1,080	-	-	-	1,080
Debentures	2,715	6,721	5,438	17,696	32,570
Convertible debentures	66	507	778	193	1,544
Interest-bearing loans from financial institutions and others	1,946	2,873	4,335	2,807	11,961
Hedging financial derivatives, net	(6)	(47)	(13)	43	(23)
Other financial liabilities	342	58	33	217	650
	7,596	10,112	10,571	20,956	49,235

F - 98

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

e.	Linkage terms of monetary balances

	December 31, 2015
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	171	37	958	755	204	-	2,125
Short-term investments and loans	-	18	75	1	84	25	-	203
Trade and other accounts receivable	261	78	50	134	60	146	125	854
Long-term investments and loans	135	153	369	294	133	550	-	1,634
Total monetary assets	396	420	531	1,387	1,032	925	125	4,816
Other financial assets (1)	-	-	-	-	-	-	1,588	1,588
Other assets (2)	66	18,342	22,711	20,870	3,406	11,423	1,014	77,832
Total assets	462	18,762	23,242	22,257	4,438	12,348	2,727	84,236
Liabilities:
Short-term credit from banks and others	113	-	74	713	162	-	-	1,062
Trade payables and other accounts payable	373	227	586	417	204	375	283	2,465
Liabilities attributable to assets held for sale	-	-	-	-	-	50	-	50
Debentures (3)	11,276	2,100	6,316	9,204	835	1,164	-	30,895
Convertible debentures	-	-	921	-	-	-	-	921
Interest-bearing loans from financial institutions and others	526	4,949	3,949	1,371	232	1,294	-	12,321
Other financial liabilities	1	82	61	247	7	2	2	402
Total financial liabilities	12,289	7,358	11,907	11,952	1,440	2,885	285	48,116
Other liabilities (4)	-	-	-	-	-	-	5,125	5,125
Total liabilities	12,289	7,358	11,907	11,952	1,440	2,885	5,410	53,241
Assets, net of liabilities	(11,827)	11,404	11,335	10,305	2,998	9,463	(2,683)	30,995

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of the reporting date, the Company has NIS 5,131 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,628 million from non-linked NIS to foreign currency and NIS 814 million from U.S. $ to Brazilian Real.

(4)	Mainly deferred faxes, derivatives and advances from customers.

F - 99

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2014
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	196	68	158	140	88	-	650
Short-term investments and loans	102	44	220	2	-	-	-	368
Trade and other accounts receivable	361	207	51	56	25	65	88	853
Long-term investments and loans	169	150	337	183	33	499	71	1,442
Total monetary assets	632	597	676	399	198	652	159	3,313
Other financial assets (1)	-	-	-	-	-	-	1,060	1,060
Other assets (2)	-	16,978	25,735	12,952	3,507	6,255	184	65,611
Total assets	632	17,575	26,411	13,351	3,705	6,907	1,403	69,984
Liabilities:
Short-term credit from banks and others	3	-	12	323	215	-	-	553
Trade payables and other accounts payable	292	222	680	240	534	50	218	2,236
Liabilities attributable to assets held for sale	-	-	-	-	110	-	-	110
Debentures (3)	9,959	2,963	7,218	4,717	1,181	-	-	26,038
Convertible debentures	-	-	1,254	-	-	-	-	1,254
Interest-bearing loans from financial institutions and others	359	3,656	4,269	593	242	539	-	9,658
Other liabilities	2	82	68	25	6	-	7	190
Total financial liabilities	10,615	6,923	13,501	5,898	2,288	589	225	40,039
Other liabilities (4)	-	-	-	-	-	-	4,075	4,075
Total liabilities	10,615	6,923	13,501	5,898	2,288	589	4,300	44,114
Assets, net of liabilities	(9,983)	10,652	12,910	7,453	1,417	6,318	(2,897)	25,870

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see d. above. As of December 31, 2014, the Company has NIS 3,396 million of cross- currency swaps from NIS linked to Israeli CPI to foreign currency and has NIS 1,896 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes, derivatives and advances from customers.

F - 100

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the	U.S.$ interest	C$ interest	€ interest	NIS interest
year of a 1% increase in interest rates	NIS in millions
31.12.2015	(56)	(10)	(24)	(6)
31.12.2014	(48)	(10)	(18)	(3)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax equity	NIS in millions
31.12.2015	(231)	(116)	116	231
31.12.2014	(200)	(100)	100	200

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2015	122	61	(62)	(124)
31.12.2014	81	40	(41)	(83)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
	+10%	+5%	-5%	-10%
Effect on pre-tax income (loss)	NIS in millions
31.12.2015
Change in exchange rate of €	(544)	(269)	267	533
Change in exchange rate of U.S.$	(1)	(1)	-	-
Change in exchange rate of C$	(74)	(37)	37	74
Change in exchange rate of Brazilian Real	(83)	(42)	42	83
31.12.2014
Change in exchange rate of €	(377)	(187)	185	367
Change in exchange rate of U.S.$	(91)	(45)	45	90
Change in exchange rate of C$	(96)	(48)	48	95
Change in exchange rate of Brazilian Real	(24)	(12)	12	24

F - 101

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
	+2%	+1%	-1%	-2%
Effect on pre-tax income (loss)	NIS in millions
31.12.2015
Change in interest on €	564	296	(339)	(732)
Change in interest on U.S.$	19	10	(11)	(24)
Change in interest on C$	67	35	(37)	(77)
Change in interest on Brazilian Real	24	13	(11)	(23)
Change in nominal interest on NIS	(107)	(55)	58	119
Change in real interest on NIS	(783)	(403)	433	909
31.12.2014
Change in interest on €	257	135	(129)	(129)
Change in interest on U.S.$	48	25	(26)	(49)
Change in interest on C$	88	46	(51)	(101)
Change in interest on Brazilian Real	13	7	(6)	(12)
Change in nominal interest on NIS	(138)	(71)	68	109
Change in real interest on NIS	(459)	(238)	252	527

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
	+2%	+1%	-1%	-2%
Effect on pre-tax equity (accounting hedge)	NIS in millions
31.12.2015
Change in interest on €	(37)	(19)	21	45
Change in interest on U.S.$	83	43	(46)	(94)
Change in interest on C$	78	41	(44)	(92)
Change in interest on Swedish Krona	9	5	(5)	(10)
Change in interest on Norwegian Krona	91	47	(50)	(104)
31.12.2014
Change in interest on U.S.$	66	34	(37)	(59)
Change in interest on C$	60	32	(34)	(71)
Change in interest on Swedish Krona	15	8	(3)	(3)

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

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

F - 102

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 37:-	FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company's policy, as discussed in a. above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2015	2014	2013
	NIS in millions
Management fees from the parent company (section d)	1.5	1.3	1.3
Interest income from investees	43	44	34

b.	Other expenses and payments

	Year ended December 31
	2015		2014			2013
	Number of people	NIS in millions	Number of people		NIS in millions	Number of people		NIS in millions
Directors' fees	8	3.3	9		2.5	8		2.9
Salaries and related expenses, see (1) below	5	28.1	5	*)	60.5	4	*)	26.4

*)	Includes compensation of NIS 14.6 million and NIS 2.9 million for the years 2014 and 2013, respectively, from equity-accounted jointly controlled company, which initially consolidated in January, 2015.

(1)	As for the employment terms (including share based compensation) of the Chairman of the Board, the Executive Vice Chairman of the Board, the Deputy Chairman of the Board , the CEO and the former Company's President, see details in section c below.

F - 103

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Chairman of the Board of Directors and a Controlling Shareholder, Mr. Chaim Katzman

a)	Mr. Katzman serves as the chairman of the Board of Directors of the Company but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that, despite the expiration of the agreement, Mr. Katzman is continuing to fulfill his duties as Chairman of the Company's Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman is entitled to continue using the Company's resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015 and ending on December 31, 2017, according to which Mr. Katzman will continue serving as EQY's Chairman of the Board of Directors. Pursuant to the provisions in the agreement, at the end of the period, the agreement will be automatically renewed on a yearly basis, unless one party objects. According to the agreement, Mr. Katzman is entitled to an annual grant which is determined at the discretion of EQY's compensation committee as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination. In additional, in January 2015 255,000 restricted shares were granted to Mr. Katzman, which are vested every month over 36 months commencing January 2015 and ending on December 31, 2017.

c)	In January 2015, FCR and Mr. Katzman entered into an employment agreement for a period of two years in light of the appointment of Mr. Katzman as Non-Executive Chair of the Board. In accordance with the agreement, with effect from January 1, 2015, Mr. Katzman is entitled to annual compensation in the amount of C$ 150 thousand, as well as to an annual grant of deferred restricted share units convertible into FCR shares with a value of C$ 150 thousand. In accordance with the terms of the agreement, in January 2015, Mr. Katzman was granted 1,995 deferred restricted share units for no consideration, that are convertible into 1,995 FCR shares based on a price of C$ 18.85 per unit at the grant date, that will vest at the end of Mr. Katzman service as a director in FCR.

On May 4, 2015, Mr. Katzman ended his office as Non-Executive Chair of the Board of Directors of FCR, and as of said date he serves as a director in FCR. For his service as director in FCR, Mr. Katzman is entitled to the same directors' fees that are payable to the other members of the Board of Directors of FCR, which as of said date is an annual amount of C$ 30 thousand as well as a quarterly allotment of 600 deferred share units and fees of C$ 1,500 per meeting (this in lieu of the compensation to which he would have been entitled under the agreement between Mr. Katzman and FCR from January 2015, as described above). Upon the termination of his office as the Chairman of the Board of Directors of FCR, it has been agreed that the restricted shares and share units that had been allotted to Mr. Katzman in January 2015, will continue to vest pursuant to their terms.

d)	According to the advisory agreement since 2008 with ATR, Mr. Katzman, ATR's Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR.

e)	For 2015, Mr. Katzman is entitled for director's remuneration in the amount of € 165 thousand for his services as CTY's chairman of the Board (with respect to 2014 amount of € 165 thousand).

F - 104

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Active Vice Chairman of the Company's Board of Directors and a Controlling Shareholder, Mr. Dori Segal

a)	Mr. Segal serves as the Active vice Chairman of the Company’s Board of Directors, but his employment agreement with a wholly owned subsidiary of the Company terminated in November 2011.

It is hereby clarified that despite the expiration of the agreement, Mr. Segal continues to fulfill his duties as Executive Vice-Chairman of the Company's Board of Directors without compensation from the Company, although in the course of fulfilling his duties Mr. Segal is entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In February 2015, Mr. Segal ended his appointment as FCR’s President and CEO and was appointed as Executive Vice Chairman and Chairman of the Executive Committee of the board of directors of FCR.

In December 2014, FCR and Mr. Segal entered into an agreement for the termination of Mr. Segal’s employment as President and CEO of FCR. Within the framework of the agreements, it was agreed for a period of two years for his service as Executive Vice Chairman of the board of directors, Mr. Segal would be entitled to annual compensation in the amount of C$ 700 thousand and to an annual grant of restricted stock units with a value of C$ 300 thousand. It was provided that the agreement would be for a period of two years.

According to his agreement, approximately 15 thousand restricted units convertible into 15 thousand FCR shares were issued to Mr. Segal for no consideration in March 2015, based on the price of C$ 19.97 per share at the grant date

In May 2015, Mr. Segal was appointed as chairman of the board of directors of FCR, this without changing the terms of his employment as described above.

c)	Mr. Segal receives for his services on EQY's Board restricted shares each year. With respect to 2015 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S.$ 25.62. In 2016 Mr. Segal was granted 3,500 restricted shares at the average price per share of U.S$ 27.72 with respect to 2016, Mr. Segal also received directors' compensation of U.S.$ 73 thousand with respect to 2015 (with respect to 2014 amount of U.S. $ 74.5 thousand).

d)	Commencing in January 2016, Mr. Segal is entitled to directors' remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000 ("the Remuneration Regulations"), as shall be in effect from time to time based on the ranking of the Company; or (b) the lowest amount that is payable to another director in the Company. As of the reporting date the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal is entitled the remuneration that is set out in the Remuneration Regulations.

F - 105

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	Deputy Chairman of the Board, Mr. Arie Mientkavich

In accordance with his employment agreement from June 2005, as recently extended in September 2013, Mr. Mientkavich is employed as Active Deputy Chairman of the Company's Board of Directors for a three-year period which ends in September 2016, in a 50% capacity, at a gross monthly salary of NIS 80 thousand linked to the CPI, plus associated benefits. Mr. Mientkavich is also entitled to an annual cash bonus that will not exceed NIS 500 thousand, which will be calculated in accordance with the attainment of measurable goals set for the Company and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of up to 20% of the annual bonus. With respect to 2015, Mr. Mientkavich received a grant in the amount of NIS 250 thousands.

The provision of the employment agreement also provides that, in the event of the agreement being terminated by either party to the agreement at the end of the agreement's term or during the course thereof, other than for dismissal "with cause", Mr. Mientkavich will be entitled to 60 days' advance notice during the course of which he will be entitled to receive the full terms provided under the employment agreement as well as an adaptation grant in an amount equivalent to six months' salary.

4.	Company's CEO, Ms. Rachel Lavine

Starting in September 2015 Ms. Rachel Lavine serves as the Company’s CEO. Ms. Lavine also serves as a board member of the Company, as the Vice Chairman of the board of ATR, as the Chairman of the Board of Gazit Development and as a board member of CTY.

In September 2015, the Company’s general shareholders’ meeting, approved the terms of employment of Ms. Rachel Lavine as the CEO of the Company.

The term of the engagement between the Company and Ms. Lavine is three years, commencing from September 1, 2015, subject to the rights of each of the parties to terminate it on 180 days advance notice. The monthly salary of Ms. Lavine will amount to NIS 225,000 (gross) per month, which reflects an annual cost (comprising the base salary, a vehicle and the Company’s customary social benefit conditions) of NIS 3.5 million, net of any compensation paid to Ms. Lavine by the Company’s public subsidiaries. The salary will be updated once every year, at the rate of the increase in the Israeli Consumer Price Index. In addition to the fixed salary, Ms. Lavine will be entitled to ancillary benefits, as customary at the Company and as set forth in the Company’s compensation policy. Ms. Lavine will also be entitled to indemnification, exemption and insurance under terms identical to those that apply to the other office holders of the Company. For the period from September 1, 2015 to December 31, 2015, the cost of employment of Ms. Lavine in the Company (less the compensation paid to her by the aforesaid subsidiaries) amounted to NIS 490 thousand (excluding grants). In addition, the cash directors' remuneration that Ms. Lavine received for her service as director in the Company up to the date of her appointment as CEO of the Company, in the amount of NIS 223.5 thousand, as customary in the Company.

Ms. Lavine will be entitled to an annual cash bonus, in a total amount that will not exceed 100% of the base annual salary to which Ms. Lavine is entitled for any year. The annual bonus will be as prescribed in the Company’s compensation policy and will be calculated based on the extent to which the Company meets measurable goals set in advance for the year and based on an evaluation of Ms. Lavine’s performance conducted by the Compensation Committee and the Board of Directors, at their discretion, provided that such discretion does not account for more than 20% of the total annual bonus. With respect to 2015, Ms. Lavine received a grant in the amount of NIS 729 thousands.

F - 106

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

The agreement includes various provisions relating to the compensation to which Ms. Lavine will be entitled in the event of the termination of her employment with the Company, in accordance with the circumstances resulting in the termination of employment, including non-renewal of the agreement, termination of employment on the initiative of the Company (including, “with cause”), resignation, including in circumstances where resignation is viewed under the law as dismissal, in the event of death or loss of working capacity, and also in the event of a change in the control of the Company (as defined in the agreement).

In the situations described, Ms. Lavine (or her estate) will be entitled to terms that include, in accordance with the circumstances resulting in the termination of employment, continued payment of salary for a period of up to 24 months, (during part of which it will also include payment of salary-related benefits), a proportional part of the annual grant for the year in which her service terminated, and acceleration of the vesting period in respect to all the equity components of her compensation.

In September 2015, the Company's General Meeting approved a private allotment to Ms. Lavine of non listed share options, Restricted shares units (RSUs) and Performance share units (PSUs) at a total value of NIS 8.25 million (spread over three years), according to capital gain alternative with a trustee, pursuant to section 102 of the Israeli Income Tax Ordinance, Pursuant to her terms of employment as mentioned above (as described in Note 28). According to the aforesaid approval, in September 2015, the Company granted Ms. Lavine approximately 718 thousand non-listed share options, 51 thousand RSUs and 196 thousand PSUs.

Each share option is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price of NIS 43.836, linked to the Israeli CPI and subject to adjustments. The options vest over three years in three equal installments, starting one year from their grant date and expire 4 years after their grant date. In the event of a termination of the agreement with the Company, the exercisable share options that will not be exercised within 90 days from the date of the termination of the agreement will expire. In certain cases Ms. Lavine is entitled to an acceleration of the share options’ vesting period. The fair value of each share option on the grant date, based on the binomial model, is approximately NIS 5.7. The option fair value was calculated using a standard deviation of 22.67%, a risk free interest rate of 0% and a share price of NIS 40.34.

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal installments, starting one year from their grant date. The PSUs vest over three years from the grant date in one installment and are subject to a comprehensive yield performance (including dividend distributions) of the Company share price during the vesting period of at least 20% with respect to the Company share price at the grant date. In the event of a dividend distribution, Ms. Lavine shall be entitled to a cash compensation that reflects the benefit relating to the dividend in respect of the RSUs and PSUs that had not vested on the dividend distribution date. The fair value of each RSU on the grant date is approximately NIS 40.3. The fair value of each PSU on the grant date, based on Monte-Carlo model is approximately NIS 10.5. The PSU fair value was calculated using a standard deviation of 18.83%, a risk free interest rate of 0% and a share price of NIS 40.3.

F - 107

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

In July 2014 Ms. Lavine and ATR signed an addendum to her employment agreement. Pursuant to this addendum, Ms. Lavine's annual salary amounted to EUR 380 thousand per year and she was also entitled to an annual bonus in the amount of EUR 120 thousand, to be granted as restricted shares of ATR. In July 2015, the terms of Ms. Lavine's compensation in ATR were amended and in place of the compensation that is detailed above, starting on August 1, 2015 Ms. Lavine is entitled to annual consulting fees in the amount of EUR 475 thousand.

On April 27, 2015, Gazit Development entered into an agreement for the provision of consultancy services, with Fargon Management Company Ltd. (a company under the control of Ms. Rachel Lavine). Pursuant to the agreement, the consultant company provided (by Ms. Lavine) Gazit Development with consultancy and management services, including managing the investment property activity sale process of Gazit Development in such a manner and to such an extent as to occupy 50% of her time, in return for annual management fees amounting to NIS 1.44 million, as well as a bonus in connection with managing the sale process of the income-producing property activity of Gazit Development, which could amount up to NIS 1.5 milion, under the terms set forth in the agreement.

Following the appointment of Ms. Rachel Lavine as the Company’s CEO, Ms. Lavine’s services agreement with Gazit Development was terminated, but she continues to serve as Chairperson of the Board of Directors of Gazit Development. Ms. Lavine will continue to serve as Chairman of Gazit Development’s board of directors for no additional consideration.

Within the framework of the termination of the agreement between Ms. Lavine and Gazit Development it was agreed that Ms. Lavine will be paid a one-time payment of: (a) NIS 1 million, net of ongoing payments paid to her; and (b) a grant in the amount of NIS 750,000 that was promised to Ms. Lavine under the agreement with Gazit Development, and it is clarified that Ms. Lavine has waived the additional grant in the amount of NIS 750,000 to which she might have been entitled under certain conditions pursuant to the agreement with Gazit Development.

Ms. Lavine also received cash from CTY for her service as a director of CTY, in the amount of EUR 40 thousand which is deducted from the annual salary Ms. Lavine is eligible for as describe above.

5.	Former Company's President, Mr. Aharon Soffer

Until August 2015, Mr. Soffer had served as the President of the Company accordance to his employment agreement, as renewed in September 2013 of which Mr. Soffer was entitled to a gross monthly salary of NIS 160 thousands, linked to the CPI, plus associated customary benefits and an annual bonus at an amount of up to 100% of his yearly salary in accordance with the attainment of measurable goals set for the Company pursuant to the Company's Compensation Policy and at the discretion of the Compensation Committee and the Board of Directors of the Company, in a ratio of 20% of the annual bonus. Mr. Soffer's annual salary for 2015 (excluding bonus) totaled to NIS 3,074 thousand. Upon the termination of Mr. Soffer's employment in the Company, the final installment of the share options was forfeited and the RSU's and PSU's granted to him according to his employment agreement expired unexercised. With respect to 2015 Mr. Soffer received a grant in the amount of NIS 500 thousand.

F - 108

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 38:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

6.	In September 2015, the Company’s general shareholders’ meeting approved the appointment of Mr. Zvi Gordon as Vice President of Mergers & Acquisitions at Gazit USA, a wholly-owned subsidiary of the Company. Mr. Zvi Gordon is the son-in-law of the Chairman of the Company’s Board of Directors, Mr. Chaim Katzman, who is one of the controlling shareholders of the Company. The compensation to which Mr. Gordon is entitled for his employment at Gazit USA will be an annual salary in the amount of U.S.$ 130,000, a discretionary annual bonus that will not exceed 40% of the annual salary and social benefits as are customary at Gazit USA.

d.	Entering into an agreement with Norstar

On January 26 2012, the Company's shareholders meeting approved entering into an agreement with Norstar (the "Gazit-Norstar Agreement"), as amended in September 2014, with respect to the following matters:

1.	Norstar will pay the Company monthly management fees of NIS 122 thousands (as updated in September 2014) linked to the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amending the existing non-competition provisions between the Company and Norstar Group in the following manner: Norstar has undertaken that, so long as Norstar Group continues to be the Company's controlling shareholder and so long as the Company is engaged, as its principal business, in the field of shopping centers and medical office buildings, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for holding up to 5% of the share capital of such companies listed on a stock exchange in Israel or abroad. With regard to business in the real estate field other than shopping centers and medical office buildings, Norstar has undertaken to grant the Company the right of first offer.

3.	In light of the Company's shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Gazit-Norstar Agreement.

e.	Balances with related parties

	December 31
	2015	2014
	NIS in millions
Interest receivable from joint ventures and equity-accounted investees (Note 6)	32	30
Loans to equity-accounted investees (Note 9a)	880	878

f.	Consolidated Companies:

For details regarding transactions and balances with consolidated companies, see note 9.

F - 109

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION

a.	General

According to the "management approach", as defined in IFRS 8, the Group operates in several operating segments, five of which meet the definition of "reportable segment" (as presented in the table below). The segments are identified both on the basis of geographical location of the income producing properties and on the basis of the nature of the business activity, as appropriate. Company's management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an "operating segment" in accordance with IFRS 8 as they constitute the entity's business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company's management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: shopping centers and lands in Israel, Germany, Brazil and Bulgaria.

b.	Financial information by operating segments

As of and for the year ended December 31, 2015

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe (2)	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,400	2,001	1,421	1,192	1,153	344	(208)	7,303
Segment results:
Gross profit (loss) (4)	1,036	1,254	989	834	(97)	250	(178)	4,088
Depreciation and amortization (4)	361	7	50	13	10	2	(354)	89
Share in earnings (losses) of investees	25	38	14	43	17	(1)	106	242
Operating income (loss) (5)	559	1,134	754	632	(149)	163	387	3,480
Revaluation gain (loss) (5)	1,083	125	199	(448)	-	(81)	(878)	-
Segment assets:
Operating assets (6)	12,000	22,728	21,271	12,173	937	4,407	7,724	81,240
Investments in investees	253	451	408	719	376	47	742	2,996
Total assets	12,253	23,179	21,679	12,892	1,313	4,454	8,466	84,236
Investments in non-current assets (7)	1,031	1,154	7,676	242	2	697	-	10,802
Segment liabilities (8)	288	399	436	570	448	74	51,026	53,241

F - 110

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments (Cont.)

As of and for the Year ended December 31, 2014

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,263	2,100	1,366	1,372	1,355	459	(1,645)	6,270
Segment results:
Gross profit (loss) (4)	943	1,318	948	969	(302)	332	(1,182)	3,026
Depreciation and amortization (4)	361	9	4	13	9	3	(367)	32
Share in earnings (losses) of investees	39	30	-	-	(9)	(2)	(46)	12
Operating income (loss) (5)	473	1,193	853	756	(393)	260	304	3,446
Revaluation gain (loss) (5)	654	137	251	(803)	-	187	(426)	-
Segment assets:
Operating assets (6)	11,356	25,817	15,945	14,217	1,122	5,145	(9,831)	63,771
Investments in investees	343	465	171	-	416	53	4,765	6,213
Total assets	11,699	26,282	16,116	14,217	1,538	5,198	(5,066)	69,984
Investments in non-current assets (7)	799	1,552	457	1,255	3	536	(1,253)	3,349
Segment liabilities (8)	288	458	332	579	523	87	41,847	44,114

As of and for the Year ended December 31, 2013

	Shopping centers in U.S. (1)	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central-Eastern Europe (2)	Initiation and performance of construction works (2)	Other segments	Adjustments for consolidated (3)-(8)	Consolidated
	NIS in millions
Segment revenues
External revenues (3)	1,201	2,216	1,406	1,345	1,569	526	(1,445)	6,818
Segment results:
Gross profit (4)	870	1,396	963	915	(27)	377	(1,053)	3,441
Depreciation and amortization (4)	315	11	4	10	7	3	(316)	34
Share in earnings of investees	10	8	-	-	(11)	(4)	146	149
Operating income (loss) (5)	420	1,275	884	743	(79)	326	517	4,086
Revaluation gain (loss) (5)	686	217	139	(101)	(1)	(65)	(875)	-

F - 111

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2015	2014	2013
	NIS in millions
U.S.	1,430	1,391	1,401
Canada	2,001	2,100	2,216
Northern and Western Europe	1,459	1,441	1,487
Central-Eastern Europe	1,195	1,374	1,348
Israel	1,357	1,568	1,778
Other	70	40	34
Reconciliations (1) (3)	(209)	(1,644)	(1,446)
Total	7,303	6,270	6,818

Location of non-current operating assets (7)

	December 31
	2015	2014
	NIS in millions
U.S.	11,952	11,892
Canada	22,329	24,875
Northern and Western Europe	20,015	16,251
Central-Eastern Europe	11,822	13,991
Israel	2,782	2,693
Other	1,018	904
Reconciliations (1) (6)	9,673	(4,516)
Total non- current assets	79,591	66,090

d.	Notes to segment information

1.	The relevant data for the analysis and allocation of resources to the shopping centers in the U.S. (except fair value gain) is based on financial statements which have been prepared in accordance with accounting principles in the U.S. (U.S. GAAP) ("EQY accounts").

2.	Jointly controlled entities are accounted for according to the equity method. Information of the segment "shopping centers in central-eastern Europe" that represent reportable segment was included in 2014 and 2013 in segments information at its full value and offset against the consolidation adjustments column, and in 2015 was consolidated in the financial statement.

Therefore, the initial consolidation of ATR in the financial statement had no effect on manner of presentation of the segments.

Similarly, the information of the segment "shopping centers in North Europe" reflects 100% of the value of the joint venture Kista Galleria, and is offset against the consolidation adjustments column. In addition, since July 2015 the segment data included Sektor's data.

3.	The Group has no material intersegment revenues. Adjustments with respect to segment revenues primarily include revenues presented in EQY accounts as revenues from discontinued operations, proportionate consolidation of EQY’s joint operation other adjustments between U.S.GAAP to IFRS, elimination of ATR's (in years 2013-2014), and Kista Galleria results as referred to above.

F - 112

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 39:-	SEGMENT INFORMATION (Cont.)

4.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above, and cancellation of depreciation and amortization expenses which were recognized in EQY accounts.

5.	Segments’ operating income excludes revaluation gains which are included in consolidation adjustments. Adjustments for Operating Income include the stated in section 4 above, as well as goodwill impairment, adjustment due to ATR results (in the years 2013-2014) as mentioned above, revaluation gains which are presented separately below operating profit. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 113 million, NIS 115 million and NIS 159 million and unallocated net other income (expense) of approximately NIS (521) million, NIS 24 million and NIS 162 million, for 2015, 2014 and 2013, respectively.

6.	Segment assets include current operating assets, investment property, property under development, goodwill, fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill (at group level) and fair value adjustments of investment property mainly in EQY and cancellation of ATR's and Kista Galleria assets as mentioned above.

7.	Investments in non-current assets include mainly fixed assets, investment property, investment property under development and goodwill, as well as business combination, refer to Notes 9c2 and 9f7.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants' security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 40:-	EVENTS AFTER THE REPORTING DATE

a.	Further to Note 9d8, in January 2016, LIH converted its units into 11.4 million EQY’s shares and sold EQY’s shares to the public through a public offering published by EQY in the United States. As a result of the conversion, the Group's interest in EQY decreased from 38.4% to 35.3% and the Group is expected to recognize an equity decrease during the first quarter of 2016 at the amount of NIS 6 million which will be recognized in capital reserves.

b.	During January 2016, the company sold 6.5 million FCR's shares to the public in Canada for consideration of C$ 117 million (NIS 329 million). As a result of the sale, the Group's interest in FCR decreased from 42.2% to 39.3% and the Group is expected to recognize an equity increase during the first quarter of 2016 at amount of NIS 34 million which will be recognized in capital reserves.

c.	In February 2016, EQY early redeemed debentures at the amount of U.S.$ 101 million (NIS 394 million) which bear interest of 6.25% and their original maturity date applies to January 2017. As a result of the early redemption EQY is expected to recognize loss at the amount of U.S. $ 5.2 million (NIS 20 million) during the first quarter of 2016.

d.	During the first quarter of 2016, the Company repurchase debentures with par value of NIS 70 million (series A,B,C,F and I) through market trades in consideration for NIS 78 million. The debentures were cancelled and delisted.

e.	In March 2016, the Company, a company controlled by Mr. Ronen Ashkenazi, who owns 15.3% of the shares of Gazit Development (“Ashkenazi Company”) and Gazit Development entered into an agreement pursuant to which Gazit Development has granted the Company an interest bearing perpetual capital note in an amount of NIS 375 million that bears interest in the rate of Prime plus 2.5% (which is payable only on the date of a dividend distribution or upon liquidation). The capital note is convertible into shares of Gazit Development any time after the elapse of 24 months from the date of its issuance, subject to the Company’s undertaking not to convert it if certain conditions are fulfilled. In the event of the capital note being converted, wholly or partly, Gazit Development has undertaken to grant to Ashkenazi Company, on the date of the capital note’s conversion and for no additional consideration, warrants to acquire shares of Gazit Development, in such a quantity that the Ashkenazi Company’s fully-diluted interest following the grant will be identical to its fully-diluted interest immediately prior to the conversion. The warrants will be exercisable from the date of their grant until the elapse of three years at an exercise price equal to the share price at which the conversion of the capital note by the Company will be performed with addition of annual interest rate of 6.665% and linked to the increase in the CPI.

F - 113

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 40:-	EVENTS AFTER THE REPORTING DATE (Cont.)

In parallel, Gazit Development has repaid the balance of its debt to the Company in an amount of NIS 375 million, whose due date for repayment was December 31, 2016.

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position

	December 31
	2015	2014
	NIS in millions
ASSETS

CURRENT ASSETS
Cash and cash equivalents	661	45
Short-term loans and current maturities of long-term loans to subsidiaries	187	395
Available for sale marketable securities	-	180
Financial derivatives	45	88
Other accounts receivable	3	3
Preferred shares of subsidiary	329	-

Total current assets	1,225	711

NON-CURRENT ASSETS
Financial derivatives	680	278
Loans to subsidiaries	5,610	5,926
Investments in subsidiaries	8,607	6,991
Fixed assets, net	3	5

Total non-current assets	14,900	13,200

Total assets	16,125	13,911

F - 114

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of financial position (Cont.)

	December 31
	2015	2014
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturities of non-current liabilities	977	976
Financial derivatives	20	40
Trade payables	3	3
Other accounts payable	165	192
Current tax payable	43	9

Total current liabilities	1,208	1,220

NON-CURRENT LIABILITIES
Loans from banks and others	1,396	1,001
Debentures	10,994	9,900
Financial derivatives	-	62
Deferred taxes	1	-

Total non-current liabilities	12,391	10,963

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	249	232
Share premium	4,983	4,411
Reserves	(3)	3
Accumulated losses	(2,703)	(2,918)

Total equity	2,526	1,728

Total liabilities and equity	16,125	13,911

F - 115

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed profit or loss statements

	Year ended December 31
	2015	2014	2013
	NIS in millions

Dividend income	167	184	113
Management fees from related companies	2	2	2
Finance income from subsidiaries	242	456	340
Other finance income	1,133	127	540

Total income	1,544	769	995

General and administrative expenses	53	64	79
Finance expenses	492	817	611
Exchange differences on loans to investees	391	-	256

Total expenses	936	881	946

Income (loss) before taxes on income	608	(112)	49
Taxes on income (tax benefit)	55	7	(54)

Net income (loss) attributed to the Company	553	(119)	103

F - 116

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from operating activities of the Company:

Net income (loss) attributed to the Company	553	(119)	103

Adjustments required to present net cash provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	2	2	2
Dividend income	(167)	(184)	(113)
Finance expenses (income), net	(492)	234	(13)
Cost of share-based payment	3	9	10
Taxes on income (tax benefit)	55	7	(54)

	(599)	68	(168)
Changes in assets and liabilities of the Company:

Increase in other accounts receivable	-	(3)	(4)
Decrease in trade payables and other accounts payable	(26)	(1)	-

	(26)	(4)	(4)
Cash paid and received during the year by the Company for:

Interest paid	(649)	(599)	(491)
Interest received	-	90	191
Interest received from subsidiaries	217	237	233
Taxes paid	(11)	(39)	(33)
Dividends received	3	14	-
Dividends received from subsidiaries	164	170	113

	(276)	(127)	13

Net cash used in operating activities of the Company	(348)	(182)	(56)

F - 117

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Condensed statements of cash flows (Cont.)

	Year ended December 31
	2015	2014	2013
	NIS in millions
Cash flows from investing activities of the Company:

Acquisition of fixed assets	*)-	(1)	(2)
Proceeds from sale of fixed assets	*)-	*)-	*)-
Investments in subsidiaries	(2,215)	(942)	(1,200)
Redemption of preferred shares of subsidiary	271	168	231
Loans repaid by subsidiaries, net	154	414	212
Investment in marketable securities	-	(154)	(105)
Proceeds from sale of marketable securities	182	141	-

Net cash used in investing activities of the Company	(1,608)	(374)	(864)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	586	118	489
Exercise of stock options into shares	*)-	*)-	*)-
Repayment of loans for purchase of company shares	*)-		*)-
Dividends paid to equity holders of the Company	(328)	(318)	(298)
Issue of debentures (less issue expenses)	2,183	445	1,670
Repayment and early redemption of debentures	(969)	(255)	(885)
Receipt (repayment) of long-term credit facilities from banks, net	1,102	(110)	(753)
Unwinding of hedging transactions	-	243	392

Net cash provided by financing activities of the Company	2,574	123	615

Exchange differences on balance of cash and cash equivalents	(2)	4	(1)

Increase (decrease) in cash and cash equivalents	616	(429)	(306)
Cash and cash equivalents at the beginning of year	45	474	780

Cash and cash equivalents at the end of year	661	45	474

Significant non-cash activities of the Company:

Exchange of loan granted to subsidiaries for capital issuance	-	72	214

*) Represents an amount lower than NIS 1 million.

F - 118

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

Note A – Basis of presentation -

The condensed financial information of the parent company (the "Solo report") is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). In the Solo report the investment in subsidiaries is stated at its deemed cost according to IAS 27. Accordingly, the Company does not record equity income from its subsidiaries in the Solo report. Dividends from subsidiaries are recorded as income in the condensed profit or loss statements.

Note B – Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2015	2014
	NIS in millions

Loans from banks and others (1) (3)	1,396	1,001
Debentures (2) (3)	10,994	9,900

	12,390	10,901

(1)	Composition of banks credit

	Effective	December 31
	interest	2015	2014
Denomination	%	NIS in millions

In NIS – unlinked*)	2.60%	132	25
In U.S.$		-	11
In U.S.$	5.52%	299	298
In C$*)	3.35%	291	191
In €*)	2.60%	703	499

		1,425	1,024
Less - deferred finance costs		(17)	(23)

		1,408	1,001

Less - current maturities		(12)	-

		1,396	1,001

*) Variable interest

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company's wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 26.d(3).

(2)	As for the composition of the debentures, refer to Note 26.d(3).

Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,134 million.

F - 119

GAZIT-GLOBE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 41:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Cont.)

(3)	Maturities

	Loans from banks and others	Debentures
	NIS in millions

Year 1 - current maturities	12	965

Year 2	11	771
Year 3	449	1,052
Year 4	570	1,815
Year 5	162	1,166
Year 6 and thereafter	204	6,190
	1,396	10,994

	1,408	11,959

Note C - Contingent liabilities -

As for guarantees, refer to Note 26b3 above.

As for legal claims, refer to Note 26.d above.

Note D - Dividends from subsidiaries -

Dividends declared and received from subsidiaries:

	Year ended December 31
	2015	2014	2013
	NIS in millions

Citycon OYJ	164	157	113
Other	-	13	-
	164	170	113

F - 120

GAZIT-GLOBE LTD.

APPENDIX A TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2015 (1)

	Holding interest as of December 31,			Incorporated in	Additional information
	2015	2014	Note		in Note
	%

Equity One Inc.	*)38.4	*)43.3	(3)	USA	9d
First Capital Realty Inc.	42.2	44.0	(3)	Canada	9e
M.G.N USA Inc.	100	100	(2)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
Gazit First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
ProMed Properties Inc.	100	100	(3)	USA	9h
Gazit Canada Inc.	100	100	(2)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	43.4	42.8	(2)	Finland	9f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany
Gazit South America L.P.	94	100	(4)	USA
Gazit Brazil Ltda.	100	100	(3)	Brazil
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	54.9	41.2	(3)	Jersey	9c
Gazit Globe Israel (Development) Ltd.	84.65	84.65	(2)	Israel
Hashalom Boulevard House Ltd (in voluntary liquidation).	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.Globe Development Ltd.	100	100	(2)	Israel
Acad Building and Investments Ltd.	100	100	(5)	Israel
U. Dori Group Ltd.	84.9	84.9	(5)	Israel	9g

(1)	The list does not include inactive companies and companies held by EQY, FCR, CTY, ATR, Gazit Development, Acad, Dori Group, Gazit Germany, Gazit Brazil, Gazit South America L.P. and ProMed Properties Inc.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	Held through Gazit Globe Israel (Development) Ltd.
*)	The interest in voting rights as of December 31, 2015 and 2014 is 38.3% and 43.3%, respectively.

F - 121

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2015

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted average (1) year of construction	Weighted average (2) year of acquisition

Equity One (3)
South Florida	42	4,823	466	1979	2002
North Florida	19	1,686	75	1987	2001
Southeast U.S. (excluding Florida)	19	1,255	25	1987	2005
Northeast U.S.	28	5,917	207	1981	2010
West Coast	13	4,297	328	1974	2011
Subtotal Equity One	121	17,978	1,101

First Capital
Central (Ontario)	57	9,147	1,478	2009	2008
East (mainly Quebec)	51	5,105	441	2009	2007
West (mainly British Columbia and Alberta)	46	7,510	945	2007	2007
Subtotal First Capital	154	21,762	2,864

Citycon
Finland	28	6,938	-	1989	2003
Sweden	9	3,138	-	1969	2006
Norway	20	5,652	575	1985	2015
Other (Baltic countries/Denmark)	4	1,539	-	1996	2008
Subtotal Citycon	61	17,267	575

Atrium
Poland	24	6,525	220	2003	2008
Czech Republic	17	1,823	469	2003	2010
Russia	7	1,169	-	2006	2005
Others (Hungary, Romania, Slovakia and Latvia)	28	1,256	-	2002	2005
Subtotal Atrium	76	10,773	689

Gazit Israel	11	2,443	1,405	2004	2006
Gazit Germany	4	412	-	1984	2007
Gazit Brazil	6	761	-	2005	2013
Other	1	8	4	1998	1998

Subtotal - operating investment property (4)	434	71,404	6,638

Investment property under development	6	796	8	n/a	n/a

Land for future development (5)	n/a	1,816	35	n/a	n/a

Grand total	440	74,016	6,681

F - 122

GAZIT-GLOBE LTD.

APPENDIX B TO CONSOLIDATED FINANCIAL STATEMENTS

Presentation in the consolidated financial statements-

NIS in millions

Properties classified as held for sale (including NIS 25 million of land)	823
Investment property	70,606
Investment property under development and Land	2,587

74,016

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property's relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital's properties that were redeveloped, renovated or expanded, the construction date used is the year in which the applicable construction, renovation or expansion was completed.
2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property's relative portion of the aggregate fair value of all properties in the region of operation. With respect to First Capital's properties that were purchased in assemblies, the acquisition date used is the most recent year of acquisition.
3	Excludes properties owned by equity-accounted joint ventures.
4	Operating properties include properties under redevelopment and expansion.
5	Includes NIS 25 million of land presented under assets held for sale.

F - 123

Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Atrium European Real Estate Limited:

We have audited the consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2015 and 2014, and the related consolidated income statements, statements of comprehensive income/(loss), cash flow statements, and statements of changes in equity for each of the years in the two-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atrium European Real Estate Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG Channel Islands Limited

KPMG Channel Islands Limited

Jersey, Channel Islands

March 9, 2016

F - 124

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

/s/ KPMG Channel Islands Limited

KPMG Channel Islands Limited

Jersey, Channel Islands

March 10, 2015

F - 125