Form 20-F
period 2017-12-31
Gazit-Globe Ltd
filed 2018-04-30
CIK 1379009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35378

GAZIT-GLOBE LTD.

(Exact name of registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

Nissim Aloni 10 Tel-Aviv 6291924, Israel

(Address of principal executive offices)

Adi Jemini

Executive Vice President and Chief Financial Officer

Tel: (972)(3) 694-8000

Email: ajemini@gazitgroup.com

Nissim Aloni 10, Tel-Aviv 6291924, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 193,481,633 Ordinary Shares, par value NIS 1.00 per share (excluding Treasury Shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one).

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

GAZIT-GLOBE LTD.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

i

Introduction and Use of Certain Terms

Unless otherwise indicated, all references to (i) “we,” “us,” or “our,” are to Gazit-Globe Ltd. and, where applicable, its subsidiaries and investees, and (ii) “Gazit-Globe” or the “Company” are to Gazit-Globe Ltd., not including any of its subsidiaries and investees.

Except where the context otherwise requires, each reference in this annual report to:

●	“Adjusted EPRA Earnings” EPRA Earnings, as adjusted to eliminate the impact of:

○	changes in the Consumer Price Index (the “CPI”);

○	depreciation and amortization;

○	company's share in the economic FFO of Regency (until 2017 of Equity One);

○	expenses arising from the termination of engagements with senior Group officers;

○	expenses and income from extraordinary legal proceedings not related to the reporting periods (including provision for legal proceedings);

○	non core income and expenses from none core operations not related to income-producing property (including the results of Luzon Group through January 2016) and the cost of debt with respect thereto;

○	non-recurring expenses with respect to reorganization; and

○	internal leasing costs (mainly salary) incurred in the leasing of properties.

○	Non cash share based compensation expenses.

●	“Average annualized base rent” refers to the average minimum rent due under the terms of applicable leases on an annualized basis.

●	“Community shopping center” means a center that offers general merchandise or convenience-oriented offerings with GLA between 100,000 and 350,000 square feet, between 15 and 40 stores and two or more anchors, which are typically discount stores, supermarkets, drugstores, and large-specialty discount stores, based on the definition published by the International Council of Shopping Centers.

●	“Consolidated” refers to the Company and entities that are consolidated in the Company’s financial statements.

●

“EPRA Earnings” means the net income (loss) attributable to the equity holders of a company with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, primarily adjustments to the fair value of investment property, investment property under development, land and other investments, various capital gains and losses, gain (loss) from early redemption of liabilities and financial derivatives, gains from bargain purchase, loss (gain) from discontinued operations, goodwill impairment, changes in the fair value recognized with respect to financial instruments (including derivatives), deferred taxes and current taxes with respect to disposal of properties, our share in investees and acquisition costs recognized in profit and loss, as well as non-controlling interests’ share with respect to the above items.

●	“Equity-accounted investees” means investments presented on an equity method basis, which are not consolidated in the Company’s financial statements.

●

“Equity One” means Equity One, Inc., which owns and operates shopping centers in the United States. Effective as of March 1, 2017, Equity One completed its merger with and into Regency (the “Regency Merger”), and is presented in our audited consolidated financial statements included elsewhere in this annual report as a discontinued operation. Regency is not consolidated into our financial statements in 2017 and is instead presented as an available-for-sale financial asset.

●

“First Capital” means First Capital Realty Inc. (TSX:FCR) which owns and operates shopping centers in Canada. On March 22, 2017, the Company completed the sale of 9 million shares of First Capital. As a result of the sale, the Company no longer holds control in First Capital and therefore, commencing in the first quarter of 2017, the Company ceased consolidating the financial statements of First Capital and accounts for the remaining investment in First Capital by the equity method. First Capital results prior to the deconsolidation are presented as discontinued operation in our financial statements elsewhere in this annual report.

●	“GLA” means gross leasable area.

●	“Group” – means the Company, its subsidiaries, its investees and jointly-controlled entities.

●	“Investees” – means subsidiaries, jointly controlled entities, equity-accounted investees and, after March 1, 2017, Regency.

●	“Jointly-controlled entities” means joint ventures and joint operations in which the Company or its subsidiaries are engaged, which currently include Citycon’s joint venture with the Canada Pension Plan Investment Board (“CPPIB”) in the Kista Galleria Shopping Center located in Stockholm, Sweden (Kista Galleria) and Atrium’s joint venture with the Otto family in the Arkády Pankrác Shopping Center located in Prague, the Czech Republic.

●	“Luzon Group” means Amos Luzon Entrepreneur and Energy Group Ltd. (TASE:LUZN) (formerly U. Dori Group Ltd. (TASE: DORI)) and its subsidiaries, which controls U. Dori Construction Ltd. (“Dori Construction”) and its subsidiaries and related companies.

●	“Neighborhood shopping center” means a center that is designed to provide convenience shopping for the day-to-day needs of consumers in its immediate neighborhood with GLA between 30,000 and 150,000 square feet and between five and 20 stores, and that is typically anchored by one or more supermarkets, based on the definition published by the International Council of Shopping Centers.

●	“NOI” means net operating income.

●	“Norstar” means Norstar Holdings Inc. (TASE: NSTR), formerly known as Gazit Inc., which owned 51.73% of our issued ordinary shares as of April 10, 2018.

●	“Regency” means Regency Centers Corporation (NYSE: REG), a real-estate investment trust based in Jacksonville, Florida that owns and operates grocery-anchored shopping centers in the United States, and into which Equity One was merged in March 2017.

●	“Reporting date” or “balance sheet date” means December 31, 2017.

●	“Same property NOI” means the change in net operating income for properties that were owned for the entirety of both the current and prior reporting periods (excluding expanded and redeveloped properties and the impact of currency exchange rates).

As of December 31, 2017 and as of the date of this annual report, our principal subsidiaries are:

●	“Atrium”, or Atrium European Real Estate Limited (VSE/EURONEXT:ATRS), consolidated as of January 2015, which owns and operates shopping centers in Central and Eastern Europe.

●	“Citycon”, or Citycon Oyj. (NASDAQ OMX HELSINKI:CTY1S), which owns and operates shopping centers in Northern Europe.

●	“Gazit Brasil,” or Gazit Brasil Ltda. and Fundo De Investimento Multimercado Norstar Credito Privado which owns and operates shopping centers in Sao Paulo - Brazil.

●	“Gazit Development,” or Gazit-Globe Israel (Development) Ltd., our wholly owned subsidiary which owns properties in Israel (mainly in the greater Gush Dan) and Eastern Europe, which wholly-owns Gazit Development (Bulgaria) and held 84.9% of Luzon Group until January 2016.

●	“Gazit Germany,” or Gazit Germany Beteiligungs GmbH & Co. KG, our wholly owned subsidiary which owns and operates shopping centers in Germany.

●	“Gazit Horizons,” or Gazit Horizons, Inc., a wholly owned subsidiary of the Company, which is engaged in the acquisition of income-producing and development properties in major cities across the United States.

●	“ProMed,” or ProMed Properties Inc., which owned and operated medical office buildings in the United States until August 2015.

Presentation of Financial Information

Our audited consolidated financial statements included elsewhere in this annual report have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Unless otherwise noted, all monetary amounts are in New Israeli Shekel (“NIS”), and for the convenience of the reader certain NIS amounts have been translated into U.S. dollars at the rate of NIS 3.467 = U.S. $ 1.00, based on the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2017. References herein to (i) “NIS” mean the legal currency of Israel, (ii) “U.S.$,” “$,” “U.S. dollar” or “dollar” mean the legal currency of the United States, (iii) “Euro,” “EUR” or “€” mean the currency of the participating member states in the third stage of the Economic and Monetary Union of the Treaty establishing the European community, (iv) “Canadian dollar” or “C$” mean the legal currency of Canada, and (v) “BRL” mean the legal currency of Brazil.

We also refer in various places within this annual report to non-IFRS measures, including NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, Economic FFO, EPRA NAV and EPRA NNNAV. For definitions and reconciliations to IFRS of NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them, see “Item 5—Operating and Financial Review and Prospects”. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB.

Forward-Looking Statements

We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “could,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. The forward-looking statements contained in this annual report reflect our views as of the date of this annual report about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us include, but are not limited to, the following:

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

Readers are urged to read this annual report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this annual report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by us with, or furnished by us to, the Securities Exchange Commission (the “SEC”).

Statistical Data

This annual report also includes statistical data regarding the commercial real estate rental industry. We generated some of this data internally, and other data was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their publications or reports in this annual report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables set forth our selected consolidated financial data. You should read the following selected consolidated financial data in conjunction with “Item 5—Operating and Financial Review and Prospects” and our audited consolidated financial statements and related notes included elsewhere in this annual report. Historical results are not necessarily indicative of the results that may be expected in the future. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

The selected consolidated statement of income data set forth below for each of the years ended December 31, 2015, 2016, and 2017 and the selected consolidated balance sheet data set forth below as of December 31, 2016 and 2017 are derived from our audited consolidated financial statements appearing in this annual report. For these periods, First Capital, Equity One and Luzon Group are presented in the consolidated statements of income data under discontinued operations, giving effect to the merger of Equity One into Regency pursuant to the Regency Merger in March 2017, loss of control in First Capital in March 2017, and Gazit Development’s sale of its entire holding in Luzon Group in January 2016. Following the Regency Merger and the loss of control in First Capital, First Capital and Equity One were deconsolidated from the consolidated statements of financial position as of December 31, 2017. See Note 8(d) and 8(e) to our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statement of income data for each of the years ended December 31, 2013 and 2014, and the selected consolidated balance sheet data as of December 31, 2013, 2014 and 2015, are derived from our audited consolidated financial statements that are not included in this annual report. As such, selected consolidated statement of income data for each of the years ended December 31, 2013 and 2014 have been reclassified to present First Capital, Equity One and Luzon Group as discontinued operations.

The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our audited consolidated financial statements and notes to those statements as of December 31, 2017 and 2016 and for the years ended December 31, 2015, 2016 and 2017 included elsewhere in this annual report. Historical results are not necessarily indicative of future results. The following tables also contain translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2017. These translations are solely for the convenience of the reader and were calculated at the rate of NIS 3.467 = U.S.$ 1.00, the daily representative rate of exchange between the NIS and the U.S. dollar reported by the Bank of Israel on December 31, 2017. You should not assume that on that or on any other date, one could have converted these amounts of NIS into dollars at that or any other exchange rate.

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
(In millions except for per share data)	NIS					U.S.$
Statement of Income Data:
Rental income	1,719	1,625	2,808	2,841	2,831	817
Property operating expenses	532	487	866	870	865	249
Net operating rental income	1,187	1,138	1,942	1,971	1,966	568
Fair value gain (loss) on investment property and investment property under development, net (1)	72	263	(497)	245	(42)	(12)
General and administrative expenses	(293)	(248)	(450)	(436)	(386)	(111)
Other income	187	52	27	26	168	47
Other expenses	(14)	(40)	(755)	(223)	(166)	(48)
Company’s share in earnings (losses) of equity-accounted investees, net	122	(27)	126	106	434	125
Operating income	1,261	1,138	393	1,689	1,974	569
Finance expenses	(1,281)	(1,259)	(1,079)	(1,127)	(1,085)	(313)
Finance income	474	102	798	255	314	91
Income (loss) before taxes on income	454	(19)	112	817	1,203	347
Taxes on income (Tax benefit)	(22)	128	(253)	153	(327)	(94)
Net income (loss) from continuing operations	476	(147)	365	664	1,530	441
Income (loss) from discontinued operations	1,709	1,230	1,941	2,516	(281)	(81)
Net income	2,185	1,083	2,306	3,180	1,249	360
Net income attributable to:
Equity holders of the Company	927	73	620	787	493	142
Non-controlling interests	1,258	1,010	1,686	2,393	756	218
	2,185	1,083	2,306	3,180	1,249	360
Basic net earnings (loss) per share from continuing operations	1.23	(2.32)	(0.14)	0.64	5.98	1.73
Basic net earnings (loss) per share from discontinued operations	4.18	2.73	3.61	3.39	(3.46)	(1.00)
Basic net earnings per share	5.41	0.41	3.47	4.03	2.52	0.73
Diluted net earnings (loss) per share from continuing operations	1.17	(2.34)	(0.16)	0.57	5.95	1.72
Diluted net earnings (loss) per share from discontinued operations	4.18	2.73	3.61	3.39	(3.46)	(1.00)
Diluted net earnings per share	5.35	0.39	3.45	3.96	2.49	0.72

	Year Ended December 31,
	2013	2014	2015	2016	2017
(In thousands)
Weighted average number of shares used to calculate:
Basic earnings per share	171,103	176,459	178,426	195,493	195,016
Diluted earnings per share	171,413	176,546	178,601	195,567	195,058

(1)	Pursuant to IAS 40 “Investment Property”, gains or losses arising from change in fair value of our investment property and our investment property under development where fair value can be reliably measured are recognized in our income statement at the end of each period.

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
(In millions)	NIS					U.S.$
Selected Balance Sheet Data:
Equity-accounted investees	5,907	6,213	2,996	2,097	6,340	1,829
Investment property	53,309	56,646	70,606	55,982	32,428	9,353
Investment property under development	2,479	1,642	2,587	2,113	1,902	549
Total assets	67,927	69,984	84,236	86,887	48,963	14,123
Long term interest-bearing liabilities from financial institutions and others (1)	12,692	8,552	11,457	8,183	4,625	1,334
Long term debentures (2)	22,231	24,433	29,480	27,319	20,032	5,778
Total liabilities	45,574	44,114	53,241	53,119	30,846	8,897
Equity attributable to equity holders of the Company	7,802	8,023	7,512	8,158	9,936	2,866
Non-controlling interests	14,551	17,847	23,483	25,610	8,181	2,360
Total equity	22,353	25,870	30,995	33,768	18,117	5,226

(1)

As of December 31, 2017, NIS 0.6 billion (U.S.$0.2 billion) of our interest-bearing liabilities from financial institutions and others (including current maturities) were unsecured and the remainder were secured.

(2)	As of December 31, 2017, NIS 775 million (U.S.$224 million) aggregate principal amount of our debentures was secured and the remainder was unsecured.

	As of December 31,
	2013	2014	2015	2016	2017
	NIS
Other Operating Data (1):
Number of Group operating properties	577	524	451	426	276
Total Group GLA (in thousands of sq. ft.)	71,431	68,336	70,796	70,591	51,764
Group occupancy (%)	95.0	95.9	95.8	95.6	96.2

(1)	Includes jointly-controlled entities and First Capital.

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
(In millions except for per share data)	NIS					U.S.$
Other Financial Data:
NOI (1)	1,187	1,138	1,942	1,971	1,966	568
Adjusted EBITDA (1)	1,651	1,676	1,983	2,009	1,983	571
Dividends declared	298	318	328	295	273	79
Dividends per share	1.72	1.80	1.84	1.51	1.40	0.40
EPRA Earnings (1)(2)	269	345	431	401	349	101
Adjusted EPRA Earnings (1)(2)	585	598	627	586	698	201

	As of December 31,
	2013	2014	2015	2016	2017	2017
(In millions)	NIS					U.S.$
EPRA NAV (1)	10,200	10,740	10,341	11,059	11,538	3,328
EPRA NNNAV (1)	7,361	7,209	7,583	8,479	8,623	2,487

(1)

NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, EPRA NAV and EPRA NNNAV are non-IFRS measures, and should not be considered as indicators of our financial performance or as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, the display of such line items varies significantly by industry and company according to specific needs. Our NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, EPRA NAV and EPRA NNNAV may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. For definitions and reconciliations to IFRS of NOI, Adjusted EBITDA, EPRA Earnings, Adjusted EPRA Earnings, EPRA NAV and EPRA NNNAV and statements disclosing the reasons why our management believes that their presentation provides useful information to investors and, to the extent material, any additional purposes for which our management uses them, see “Item 5—Operating and Financial Review and Prospects”.

(2)	In European countries that use IFRS, it is customary for companies with income-producing property to publish their EPRA Earnings. EPRA Earnings is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with a position paper discussing EPRA Earnings, which states that EPRA Earnings is similar to NAREIT FFO. The measures are not exactly the same, as EPRA Earnings has its basis in IFRS while funds from operations, or “FFO,” is based on generally accepted accounting principles in the United States (“U.S. GAAP”). We believe that EPRA Earnings are similar in substance to FFO with adjustments primarily for the attribution of results under IFRS.

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
(In millions)	NIS					U.S.$
Cash flows provided by (used in):
Operating activities	(1,189)	1,026	1,514	1,909	785	226
Investing activities	2,208	(768)	(4,437)	(3,306)	756	219
Financing activities	(428)	(701)	4,665	927	(2,113)	(610)

Exchange Rate Information

The following table sets forth, for each period indicated, the high and low exchange rates for NIS expressed as NIS per U.S. dollar, the exchange rate at the end of such period and the average exchange rate during such period, based on the daily representative rate of exchange as published by the Bank of Israel. The exchange rates set forth below demonstrate trends in exchange rates, but the actual exchange rates used throughout this annual report may vary.

	Year Ended December 31,
	2013	2014	2015	2016	2017
High	3.79	3.99	4.05	3.98	3.86
Low	3.47	3.40	3.76	3.75	3.47
Period end	3.47	3.89	3.90	3.85	3.47
Average Rate	3.61	3.58	3.89	3.84	3.60

The following table shows, for each of the months indicated, the high and low exchange rates between the NIS and the U.S. dollar, expressed as NIS per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel:

	High	Low
Month	(NIS)	(NIS)
October 2017	3.54	3.49
November 2017	3.54	3.50
December 2017	3.55	3.47
January 2018	3.46	3.39
February 2018	3.54	3.43
March 2018	3.51	3.43

On April 10, 2018 the daily representative rate of exchange between the NIS and U.S. dollar as published by the Bank of Israel was NIS 3.506 to $1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The economic performance and value of our properties can be affected by many factors, including the following:

●	Economic uncertainty or downturns in general, or in the areas where our properties are located;

●	Local conditions, such as an oversupply of space, a reduction in demand for retail space or a change in local demographics;

●	The attractiveness of our properties to tenants and competition from other available spaces;

●	The adverse financial condition of some large retail companies and ongoing consolidation within the retail sector;

●	The growth of super-centers and warehouse club retailers and their adverse effect on traditional grocery chains;

●	Changes in the perception of retailers or shoppers regarding the safety, convenience and attractiveness of our shopping centers and changes in the overall climate of the retail industry;

●	The consequences of changing consumer shopping habits due to increase trends in online shopping;

●	Our ability to provide adequate management services and to maintain our properties;

●	Increased operating costs, if these costs cannot be passed through to tenants;

●	The expense of periodically renovating, repairing and re-letting spaces;

●	The impact of increased energy costs and/or extreme weather conditions on consumers and its consequential effect on the number of shopping visits to our properties;

●	The consequences of any armed conflicts or terrorist attacks;

●	The impact of currency fluctuations on our income-producing assets and financing sources; and

●	The impact of legal, economic and political disruptions in the emerging markets in which we have properties, including Russia and Brazil.

To the extent that any of these conditions occurs or accelerates, it could adversely affect market rents for retail space, portfolio occupancy, our ability to sell, acquire or develop properties, and cash available for distribution to shareholders.

Economic conditions may make it difficult to maintain or increase occupancy rates and rents, and a deterioration in economic conditions in one or more of our key regions could adversely impact our results of operations.

In 2017, our rental income (assuming full consolidation of First Capital and proportionate consolidation of Kista Galleria) was derived as follows: 39.8% from Canada, 30.5% from Northern and Western Europe, 22.0% from Central and Eastern Europe, 4.4% from Israel, and 3.3% from Brazil. We are therefore exposed to the risk of potential economic downturns in one or more of these regions. We have experienced such a downturn in the past. For example, during the economic downturn of 2008-2009, general market conditions deteriorated in many of our markets, particularly the United States and Central and Eastern Europe. Consequently, occupancy rates declined in some of the regions in which we operate and the net operating income and value of our assets in all of the regions in which we operate were adversely affected. In addition, currencies in many of our markets were devalued against the NIS during that period. Although general market conditions have improved since 2010, our ability to maintain or increase our occupancy rates and rent levels depends on continued improvements in global and local economic conditions.

While the economies in many of the cities within our markets have improved (with certain exceptions), macro-economic challenges, such as low consumer confidence, high unemployment and reduced consumer spending, have adversely affected many retailers and continue to adversely affect the retail sales of many regional and local tenants in some of our markets and our ability to re-lease vacated space at higher rents. Moreover, companies in some of our markets shifted to a more cautionary mode with respect to leasing as a result of the prevailing economic climate and demand for retail space has declined generally, reducing the market rental rates for our properties. As a result, in these markets we may not be able to re-lease vacated space and, if we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commissions paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements. These events and factors could adversely affect our rental income and overall results of operations.

While most of our shopping centers are anchored by supermarkets, drugstores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants have been vulnerable to declining sales and reduced access to capital. Europe in particular remains vulnerable to volatile financial and credit markets due to economic and political uncertainties, including the United Kingdom’s decision to withdraw from the European Union, the ongoing refugee crisis, financial uncertainty in Greece and a lack of confidence in the European Union’s banking system. As an example, Finland’s credit rating was downgraded by Fitch in the first quarter of 2016. Additionally, Russia is suffering from significant economic and political turmoil. As a result, some tenants have requested rent adjustments and abatements, while other tenants have not been able to continue in business at all. Our ability to renew or replace these tenants at comparable rents could adversely impact occupancy rates and overall results of operations.

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

Together with our acquisition of individual properties and groups of properties, we have been an active business acquirer, and, as part of our growth strategy, we expect to seek to acquire real estate-related businesses in the future. The acquisition and integration of each business involves a number of risks and may result in unforeseen operating difficulties and expenditures in assimilating or integrating the businesses, properties, personnel or operations of the acquired business. Our due diligence prior to our acquisition of a business may not uncover certain legal or regulatory issues that could affect such business. Furthermore, future acquisitions may involve difficulties in retaining the tenants or customers of the acquired business, and disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for ongoing operation and development of our current business. Moreover, we can provide no assurances that the anticipated benefits of any acquisition, such as operating improvements or anticipated cost savings, would be realized or that we would not be exposed to unexpected liabilities in connection with any acquisition.

To complete a future acquisition, we may determine that it is necessary to use a substantial amount of our available liquidity sources or cash or engage in equity or debt financing. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we or our investees issue could have rights, preferences and privileges senior to those of holders of our ordinary shares. If our public investees raise additional funds through further issuances of equity or convertible debt securities, Gazit-Globe, as the holder of equity securities of our public investees, could suffer significant dilution, and any new equity securities that our public investees issue could have rights, preferences and privileges senior to those held by Gazit-Globe. We may not be able to obtain additional financing on terms favorable to us, if at all, which could limit our ability to engage in acquisitions.

We are particularly dependent upon large tenants that serve as anchors in our shopping centers and decisions made by these tenants or adverse developments in their businesses could have a negative impact on our financial condition.

We own shopping centers that are anchored by large tenants. Because of their reputation or other factors, these large tenants are particularly important in attracting shoppers and other tenants to our centers. Our rental income depends upon the ability of the tenants of our properties and, in particular, these anchor tenants, to generate enough income to make their lease payments to us. Certain of our anchor tenants may make up a significant percentage of our rental income in certain markets. For example, Kesko accounted for 5.3% of Citycon’s rental income in 2017, AFM accounted for 3.8% of Atrium’s rental income in 2017. In addition, supermarkets and other grocery stores, many of which are anchor tenants, accounted for approximately 12.9% of our total rental income in 2017. Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent and other charges due under their leases on a timely basis. Any reduction in our tenants’ abilities to pay rent or other charges on a timely basis, including tenants filing for bankruptcy protection, could adversely affect our financial condition and results of operations. In the event of default by tenants, we may experience delays and unexpected costs in enforcing our rights as landlords under the leases, which may also adversely affect our financial condition and results of operations.

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

The use of the internet by consumers continues to gain in popularity and growth in online sales is likely to continue in the future. The increase in online sales could result in a downturn in the business of some of our current tenants and could affect the way other current and future tenants lease space. For example, the migration towards online sales has led many retailers to reduce the number and size of their traditional ”brick and mortar” locations in order to increasingly rely on e-commerce and alternative distribution channels. Many tenants also permit merchandise purchased on their websites to be picked up at, or returned to, their physical store locations, which may have the effect of decreasing the reported amount of their in-store sales and the amount of rent we are able to collect from them (particularly with respect to those tenants who pay rent based on a percentage of their in-store sales). We cannot predict with certainty how growth in online sales will impact the demand for space at our properties or how much revenue will be generated at traditional store locations in the future. If we are unable to anticipate and respond promptly to trends in retailer and consumer behavior, our occupancy levels and financial results could be negatively impacted.

We have substantial debt obligations which may negatively affect our results of operations and financial position and put us at a competitive disadvantage.

Our organizational documents do not limit the amount of debt that we may incur and we do not have a policy that limits our debt to any particular level. As of December 31, 2017, Gazit-Globe and its private subsidiaries had outstanding interest-bearing debt in the aggregate amount of NIS 13,815 million (U.S.$ 3,985 million) and other liabilities outstanding in the aggregate amount of NIS 506 million (U.S.$ 146 million) of which approximately 12.8% matures during 2018. On a consolidated basis, we had debt and other liabilities outstanding as of December 31, 2017 in the aggregate amount of NIS 30,846 million (U.S.$ 8,897 million), of which 10.6% matures during 2018. We are obligated to comply with certain covenants under the agreements related to our indebtedness, and each of our public subsidiaries and certain other investees is also subject to its own obligations to comply with certain covenants. The indebtedness of each of our investees is independent of each other investee and is not subject to any guarantee by Gazit-Globe or its wholly-owned subsidiaries.

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

In addition, our debt financing agreements and the debt financing agreements of our public investees contain representations, warranties and covenants, including financial covenants that, among other things, require the maintenance of certain financial ratios. Certain of the covenants that apply to Gazit-Globe depend upon the performance of our public investees, and we, therefore, have less control over our compliance with those covenants. For example, covenants that apply to Gazit Globe require Citycon to maintain a minimum ratio of equity to total assets less advances received and a minimum ratio of EBITDA to net finance expenses. Another covenant requires First Capital to maintain a minimum ratio of EBITDA to finance expenses. If the performance of any of our public investees causes us to breach such covenants in our debt financing agreements or the debt financing agreements of public investees, we or they may be required to prepay amounts of indebtedness that we or they may be unable to pay at such time, which would cause us or them to default under such agreements.

Should we or our public investees breach any such representations, warranties or covenants contained in any such loan or other financing agreement, or otherwise be unable to service interest payments or principal repayments, we or our public investees may be required immediately to repay such borrowings in whole or in part, together with any related costs and a default under the terms of certain of our other indebtedness may result from such breach. Our debt financing agreements include a cross-default mechanism that is triggered by a default under another such agreement in a minimum amount of U.S. 50 million. Furthermore, certain series of marketable debentures of the Company include a cross-default mechanism in the event of calling for the immediate redemption of another material series of debentures, and in Debenture (Series M), in the event of calling for the immediate repayment of certain material bank financing. A decline in the property market or a wide-scale tenant default may result in a failure to meet any loan to value or debt service coverage ratios, thereby causing an event of default and we or our public investees, as the case may be required to prepay the relevant loan (and potentially certain of our other indebtedness). A significant portion of Gazit-Globe’s equity interests in its subsidiaries and other investees are pledged as collateral for Gazit-Globe's revolving credit facilities and other indebtedness incurred by Gazit-Globe and its private subsidiaries. As of December 31, 2017, the principal amount of such indebtedness was NIS 2,465 million (U.S.$ 711 million), which constituted 9.3% of our consolidated indebtedness as of such date. In the event that Gazit-Globe’s is required to prepay its loans and is unable to do so, the lenders under such loans may determine to pursue remedies against Gazit-Globe’s private subsidiaries and cause the sale of those equity interests, which could have an adverse effect on our financial condition and results of operations. In addition, since certain of our consolidated properties were mortgaged to secure payment of indebtedness with a principal amount of NIS 2,157 million (U.S.$ 622 million) as of December 31, 2017, which constituted 8.1% of our consolidated indebtedness as of such date, in the event we are unable to refinance or repay our borrowing, we may be unable to meet mortgage payments, or we may default under the related mortgage, deed of trust or other pledge and such property could be transferred to the mortgagee or pledgee, or the mortgagee or pledgee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Moreover, any restrictions on cash distributions as a result of breaching financial ratios, failure to repay such borrowings or, in certain circumstances, other breaches of covenants, representations and warranties under our debt financing agreements could result in our being prevented from paying dividends to our investors and have an adverse effect on our liquidity. For example, under the trust deed for our Series M Debentures, we may not distribute dividends if the equity of the Company (as defined under the trust deed) falls below an amount in NIS equal to U.S.$850 million, if it would trigger a contractual obligation for us to immediately redeem that series of debentures or if it would cause us to violate any of our material obligations to the holders of those debentures.

Volatility in the credit markets may affect our ability to obtain or re-finance our indebtedness at a reasonable cost.

At times during the last decade, global credit markets have experienced significant price volatility, dislocations and liquidity disruptions, which at times caused the spreads on debt financings to widen considerably. Additionally, the U.S. Federal Reserve System increased short-term interest rates in December 2015, December 2016 and in March, June and December 2017, and has expressed its expectation that further gradual increases to such rates will be warranted three additional times during 2018. If a downturn or dislocation in credit markets were to occur or if interest rates were to dramatically increase from their current low levels, we may experience difficulty refinancing our upcoming debt maturities at a reasonable cost or with desired financing alternatives. For example, it may be difficult to raise new unsecured financing in the form of additional bank debt or corporate bonds at interest rates that are appropriate for our long term objectives. Any change in our credit ratings could further impact our access to capital and our cost of capital. Additionally, we may be unable to further diversify our lending portfolio so as not to depend substantially on Israeli financial institutions for our financing requirements due to market conditions or other factors, which may limit our ability to efficiently access credit markets. To the extent we are unable to efficiently access the credit markets, we may need to repay maturing debt with proceeds from the issuance of equity or the sale of assets. In addition, lenders may impose upon us more restrictive covenants, events of default and other conditions.

The inability of any of our public investees to satisfy their liquidity requirements may materially and adversely impact our results of operations.

Even though we present the assets and liabilities of our public subsidiaries on a consolidated basis, on the equity method and as available for sale for certain public investees, our public investees satisfy their short-term liquidity and long-term capital requirements through cash generated from their respective operations and through debt and equity financings in their respective local markets. Our liquidity and available borrowings presented on a consolidated basis may not, therefore, be reflective of the position of our public investees since the liquidity and available borrowings of each of them are not available to support the others’ operations. Although we have from time to time purchased equity securities of our public investees, we have not generally made shareholder loans to them (with the exceptions of during 2014 and 2015, when we made loans to Luzon Group (see Note 9(a)3 to our audited consolidated financial statements included elsewhere in this annual report)) and may have insufficient resources to do so even if our overall financial position on a consolidated basis is positive. Each public investee is subject to its own covenant compliance obligations and the failure of any public investee to comply with its obligations could result in the acceleration of its indebtedness which could have a material adverse effect on our financial position and results of operations.

Commencement of operations in new geographic markets and asset classes involves risks and may result in our investing significant resources without realizing a return, which may adversely impact our future growth.

The commencement of operations in new geographic markets or asset classes in which we have little or no prior experience involves costs and risks. In the past, we expanded into new regions, including Central and Eastern Europe and Brazil, and into other asset classes, such as medical office buildings and senior care facilities. We may decide to enter into new markets or asset classes in the future when an opportunity presents itself. When commencing such operations, we need to learn and become familiar with the various aspects of operating in these new geographic markets or asset classes, including regulatory aspects, the business and macro-economic environment, new currency exposure, as well as the necessity of establishing new systems and administrative headquarters potentially at substantial costs. Additionally, it may take many years for an acquisition to achieve desired results as factors such as obtaining regulatory permits, construction, signing the right mix of tenants and assembling the right management team take time to implement. In some cases, we may commence such operations by means of a joint venture which often offers the advantage of a partner with superior experience, but also has the risks associated with any activity conducted jointly with a non-controlled third party. In addition, entry into new geographic markets may also lead to difficulty managing geographically separated organizations and assets, difficulty integrating personnel with diverse business backgrounds and organizational cultures and compliance with foreign regulatory requirements applicable to acquisitions. Our failure to successfully expand into new geographies and asset classes may result in our investment of significant resources without realizing a return, which may adversely impact our future growth.

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

Because we own and operate assets in many regions throughout the world, our results of operations are affected by fluctuations in currency exchange rates. For the year ended December 31, 2017, 52.1% of our rental income was earned in Euros, 8.9% in Swedish Krona, 17.4% in Norwegian Krone, 7.5% in NIS and 13.6% in other currencies. In addition, our reporting currency is the NIS, and the functional currency is separately determined for each of our subsidiaries and investees. When an investee’s functional currency differs from our reporting currency, the financial statements of such investee are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. For example, the average annual rate in NIS of the Euro weakened by 4.4%, for 2017 compared to 2016, which resulted in our net operating income decreasing by 2.2% or a total amount of NIS 43 million. We continually monitor our exposure to currency risk and pursue a company-wide foreign exchange risk management policy, which includes seeking to hold our equity in the currencies of the various markets in which we operate in the same proportions as the assets in each such currency bear to our total assets. We have in the past and expect to continue in the future to at least partly hedge such risks with certain financial instruments. Future currency exchange rate fluctuations that we have not adequately hedged could adversely affect our profitability. We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into NIS or to remit dividends and other payments by certain of our investees or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation.

Furthermore, the Company engages in currency and interest rate swap transactions, some of which are governed by agreements entered into by the Company that provide for mechanisms for the current settling of accounts in connection with the fair value of interest rate edging transactions (including swap, forwards, and call options). Consequently, the Company could be required, from time to time, to transfer material amounts to the banking institutions based on the fair value of such transactions.

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

As of December 31, 2017, approximately 13.4%, 8.7%, 4.3%, our total GLA was located in the greater Toronto area (Canada), the greater Montreal area (Canada) metropolitan and Helsinki (Finland), respectively. A regional recession or other major, localized economic disruption or a natural disaster, such as an earthquake or hurricane, in any of these areas could adversely affect our ability to generate or increase operating revenues from our properties, attract new tenants to our properties or dispose of unproductive properties. Any reduction in the revenues from our properties would effectively reduce the income we generate from them, which would adversely affect our results of operations and financial condition. Conversely, strong economic conditions in a region could lead to increased building activity and increased competition for tenants.

Certain emerging markets in which we have properties are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Some of our current and planned investments are located in emerging markets, primarily within Russia (through Atrium) and Brazil, as such, are subject to greater risks than those in markets in Northern and Western Europe and North America, including greater legal, economic and political risks. Our performance could be adversely affected by events beyond our control in these markets, such as a general downturn in the economy of countries in which these markets are located, conflicts between states, changes in regulatory requirements (including Market Abuse Regulation in the European Union) and applicable laws (including in relation to taxation and planning), adverse conditions in local financial markets and interest and inflation rate fluctuations. In addition, adverse political or economic developments in these or in neighboring countries could have a significant negative impact on, among other things, individual countries’ gross domestic products, foreign trade or economies in general. Recent examples of potentially detrimental developments in emerging markets include the economic downturn and political developments in Brazil (for example the impeachment of president Dilma Rousseff in 2016) and the geopolitical tension between Russia and its neighbors and recently the US. While we currently have no plans to enter new emerging markets, some emerging economies in which we currently operate have historically experienced substantial rates of inflation, an unstable currency, high government debt relative to gross domestic products, a weak banking system providing limited liquidity to domestic enterprises, high levels of loss-making enterprises that continue to operate due to the lack of effective bankruptcy proceedings, significant increases in unemployment and underemployment and the impoverishment of a large portion of the population. This may have a material adverse effect on our business, financial condition or results of operations.

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

Our reported financial condition and results of operations under IFRS are impacted by changes in value of our real estate assets, which value is inherently subjective and subject to conditions outside of our control.

Our audited consolidated financial statements have been prepared in accordance with IFRS. There are significant differences between IFRS and U.S. GAAP which lead to different results under the two systems of accounting. Currently, one of the most significant differences between IFRS and U.S. GAAP is an option under IFRS to record the fair market value of our real estate assets in our financial statements on a quarterly basis, which we have adopted. Accordingly, our financial statements have been significantly impacted in the past by fluctuations due to changes in fair market value of our properties even if no actual disposition of assets took place. For example, in 2017, we decreased the fair value of our properties on a consolidated basis by NIS 42 million, in 2016 we increased the fair value of our properties on a consolidated basis by NIS 245 million and in 2015 we decreased the fair value of our properties on a consolidated basis by NIS 497 million.

The valuation of property is inherently subjective due to the individual nature of each property as well as exposure to macro-economic conditions. As a result, valuations are subject to uncertainty. Fair value of investment property including development and land was determined by accredited independent appraisers with respect to 97.5% of such investment properties during the year ended December 31, 2017 (97.3% of which were performed at December 31, 2017). A significant proportion of the valuations of our properties were not performed by appraisers at the balance sheet date, based on materiality thresholds and other considerations that we have applied across our properties. As a result of these factors, there is no assurance that the valuations of our interests in the properties reflected in our financial statements would reflect actual sale prices even where any such sales occur shortly after the financial statements are prepared.

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

We may be obliged to dispose of our interest in a property or properties at a time, for a price or on terms not of our choosing. In addition, some of our anchor tenants have rights of first refusal or rights of first offer to purchase the properties in which they lease space in the event that we seek to dispose of such properties. The presence of these rights of first refusal and rights of first offer or certain litigation (for example – with respect to the sale of Motorama in Germany) could make it more difficult for us to sell these properties in response to market conditions. These limitations on our ability to sell our properties could have an adverse effect on our financial condition and results of operations.

Our competitive position and future prospects depend on our senior management and the senior management of our investees.

The success of our property development and investment activities depend, among other things, on the expertise of our board of directors, our executive team and other key personnel in identifying appropriate opportunities and managing such activities, as well as the executive teams of our investees. Mr. Chaim Katzman does not have an employment agreement with Gazit-Globe. Even though his employment agreement has expired, Mr. Katzman has continued to serve in senior executive positions for us, first as our executive chairman through January 31, 2018, and then as our chief executive officer and vice chairman of the board commencing on February 1, 2018. We have proposed what we believe to be an appropriate compensation package for Mr. Katzman in his new role as our chief executive officer and vice chairman of the board, effective as of February 2018, and will be presenting that package to our shareholders for approval at our upcoming special general shareholder meeting that is scheduled to be held in May 2018. As of December 31, 2017, Mr. Katzman also served as the chairman of the board of Citycon, Atrium, and Norstar, and until February 2018 as the vice chairman of Regency. With respect to some of those positions, Mr. Katzman has written engagement and remuneration agreements with those public investees. In addition to requiring approval of certain individual employment arrangements, legislation in Israel, specifically Amendment 20 to the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), requires, in certain circumstances, that the Company’s compensation plan for officers as well as the employment agreement of its CEO be approved by a special majority shareholder vote. The loss of Mr. Katzman or some of our other senior executives or an inability to attract, retain and maintain additional personnel, including due to the possible failure to attain special majority shareholder approval as aforementioned, could prevent us from implementing our business strategy and could adversely affect our business and our future financial condition or results of operations. We do not carry key man insurance with respect to any of these individuals. We cannot guarantee that we will be able to retain all of our existing senior management personnel or to attract additional qualified personnel when needed.

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

An important component of our growth strategy is the redevelopment of properties we own and the development of new projects. Some of our assets are at various stages of development and redevelopment (including expansions), representing 1.2% and 3.5%, respectively, of the value of our properties (including First Capital) as of December 31, 2017. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects and the related construction entail the following considerable risks:

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

As of December 31, 2017, Regency has been treated as a Real Estate Investment Trust (“REIT”) for U.S. federal income tax purposes. Subject to certain exceptions, a REIT generally is able to avoid entity-level tax on income it distributes to its shareholders, provided certain requirements are met, including certain income, asset, and distribution requirements. If Regency ceases to be treated as a REIT and cannot qualify for any relief provisions under the Internal Revenue Code of 1986, as amended (the “Code”), Regency would generally be subject to an entity-level tax on its income at the graduated rates applicable to corporations. Such tax would reduce Regency’s profitability and would have an adverse effect on our investment in Regency.

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

We rely on third-party management companies to manage certain of our properties which represented 0.7% of our total GLA as of December 31, 2017. While we are in regular contact with our third-party managers, we do not supervise them and their personnel on a day-to-day basis and we cannot guarantee that they will manage our properties in a manner that is consistent with their obligations under our agreements, that they will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us. If any of the foregoing occurs, the relationships with our tenants could be damaged, which may cause the tenants not to renew their leases, and we could incur liabilities resulting from loss or injury to the properties or to persons at the properties. If we are unable to lease the properties or we become subject to significant liabilities as a result of third-party management performance, our operating results and financial condition could be substantially harmed.

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

An invasion, interruption, destruction or breakdown of our information technology, or IT, systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft or damage, and/or reputational damage from cyber attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Data that has been inputted into our main IT platform, which covers records of transactions, financial data and other data reflected in our results of operations, are subject to material cyber security risks. Our IT systems have been, and are expected to continue to be, the target of malware and other cyber attacks. To date, we are not aware that we have experienced any loss of, or disruption to, material information as a result of any such malware or cyber attack.

We have invested and will invest from time to time in advanced protective systems to reduce these risks. Based on information provided to us by the suppliers of our protective systems, we believe that our level of protection is in keeping with the customary practices of peer companies. We also maintain back-up files for much of our information, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of that information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be fully successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber attack or incident.

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

We have significant investments in different countries and our worldwide after-tax income as well as our ability to repatriate it might be influenced by any change in the tax laws in such countries.

Our effective tax rate reflected in our financial statements might increase or decrease over time as a result of changes in corporate income tax rates, or by other changes in the tax laws of the various countries in which we operate, which could reduce our after-tax income or impose or increase taxes upon the repatriation of earnings from countries in which we operate.

We have in the past restated our historical financial statements. Restatements of our historical financial statements may have a material adverse effect on our business, financial condition or operations.

During 2014, we restated our audited consolidated financial statements as of and for the year ended December 31, 2013 (which also included corrections to the audited consolidated financial statements as of and for the year ended December 31, 2012, which were not material) and our audited consolidated financial statements as of and for the period ended March 31, 2014, to retrospectively reflect a change in the estimated revenues and costs for completion of construction projects of Dori Construction, which was sold on January 2016.

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

In addition, we consolidate the financial statements of our subsidiaries into our audited consolidated financial statements and we include the financial information of certain other investees, which are accounted for in our audited consolidated financial statements using the equity method. In doing so, we rely on their published financial statements. Accordingly, a material inaccuracy in the financial statements of one of our subsidiaries or other investees can result in a material error in our audited consolidated financial statements. In 2014, the Company was compelled to restate and refile its audited consolidated financial statements as of and for the year ended December 31, 2013 (which also included corrections to the audited consolidated financial statements as of and for the year ended December 31, 2012, which were not material) and its consolidated financial statements as of and for the period ended March 31, 2014, following the restatement and refiling of the financial statements for the same periods of Luzon Group’s fully-consolidated subsidiary, Dori Construction, due to a material deviation in the estimates of anticipated revenues and costs with respect to construction projects. We do not supervise the preparation of the financial statements of our public subsidiaries and equity-accounted investees. Accordingly, we cannot guarantee that such errors will not occur again or that the Company will not be compelled to restate its consolidated financial statements in the future.

A significant portion of our business is conducted through our public investees and our failure to generate sufficient cash flow from these public investees, or otherwise receive cash from these public investees, could result in our inability to repay our indebtedness.

We conduct the substantial majority of our operations through our public investees that operate in key regions around the world. After satisfying their cash needs, certain of these investees have traditionally declared dividends to their shareholders, including us. In 2017, we received dividend payments of NIS 912 million from our public investees.

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

The control that we exert over our consolidated public subsidiaries and influence that we have on our public investees may be subject to legal and other limitations, and a decision by us to exert that control or influence may adversely impact perceptions of investors in those subsidiaries or investees, or investors in our Company.

Although as of December 31, 2017 we had a controlling interest in each of our public subsidiaries—Citycon and Atrium—they are publicly traded companies in which significant portions of the shares are held by public shareholders. These entities are subject to legal or regulatory requirements that are typical for public companies and we may be unable to take certain courses of action without the prior approval of a particular shareholder or a specified percentage of shareholders (either under shareholders’ agreements or by operation of law or the rules of a stock exchange). The existence of minority interests in certain of our public subsidiaries may limit our ability to influence the operations of these subsidiaries, to increase our equity interests in these subsidiaries, to combine similar operations, to utilize synergies that may exist between the operations of different subsidiaries or to reorganize our structure in ways that may be beneficial to us. Under certain circumstances, the boards of directors of those entities may decide to undertake actions that they believe are beneficial to the shareholders of the subsidiary, but that are not necessarily in the best interests of Gazit-Globe. In addition, in the event that one of our subsidiaries issues additional shares either for purposes of capital raising or in an acquisition, our holdings in such subsidiary may be diluted or we may be forced to invest capital in such subsidiary to avoid dilution at a time that is not of our choosing and that adversely impacts our capital requirements.

We do not have a controlling interest in Regency. Therefore, Regency is not consolidated into our financial statements in 2017 and we present the investment as an available-for-sale financial asset. As of April 27, 2018, we held approximately 13.5 million shares of Regency’s common stock, which constituted approximately 7.9% of Regency’s total outstanding share capital. There can be no assurance that our ownership of a non-controlling equity interest in Regency following the Regency Merger will remain beneficial to Regency, us or our shareholders.

Additionally, following our sale of 9 million shares of First Capital (our former public subsidiary) in March 2017, we have deconsolidated First Capital from our financial statements and present the investment on an equity method basis commencing March 2017. There can be no assurance that our ownership of a non-controlling equity interest in First Capital will remain beneficial to First Capital, us or our shareholders.

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

The determination under IFRS as to whether we consolidate the assets, liabilities and results of operations of our investees depends on whether we have legal or effective control over these investees. As of December 31, 2017, as required by IFRS, we had legal control over Atrium and effective control over Citycon, even though that with respect to Citycon we had less than a majority ownership interest and/or potential voting rights interest. Following the Regency Merger, Regency is not consolidated into our financial statements in 2017 and we present the investment as an available-for-sale financial asset. Additionally, as we reported on March 20, 2017, we have deconsolidated First Capital from our financial statements and present the investment on an equity method basis. In the future, our public investees may undertake securities offerings or issue securities in connection with acquisitions which result in dilution of our ownership interest. Furthermore, we may determine that it is in our best interests and the best interests of our public investees that they undertake an acquisition that results in dilution to our equity position. In the future, if we do not exercise control over a particular investee, we will need to deconsolidate such investee from our financial statements. If a change in the level of control which impacts whether and how we consolidate our public subsidiaries occurs, such an event may affect investor perception of us and our business model even if there is no material economic impact on our company.

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

We enter into joint ventures, partnerships and other co-ownership arrangements for the purpose of making investments, which currently include, inter alia, Citycon’s joint venture with the CPPIB in the Kista Galleria Shopping Center located in Stockholm, Sweden and Atrium’s joint venture with the Otto family in the Arkády Pankrác Shopping Center located in Prague, the Czech Republic. Under the agreements with respect to certain of our jointly-controlled entities, we may not be in a position to exercise sole decision-making authority regarding the jointly-controlled entity. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the jointly-controlled entities. Investments in jointly-controlled entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. While we have not experienced any material disputes in the past, disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the jointly-controlled entity to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Changes that were enacted to enhance Israeli corporate governance laws may adversely affect our ability to expand our business and raise capital from certain Israeli financial institutions.

In December 2013, the Israeli Knesset enacted a law in order to promote competition and reduce concentration (the “Concentration Law”). The Concentration Law imposes restrictions on “pyramidal structures”, which are corporate structures where control in a public company is held through a chain of more than one other public company.

The Concentration Law imposes a two-layer limitation on the total number of Israeli public companies in any pyramidal structure. Under its provisions, the Company is considered a “second layer company” (as it is controlled by Norstar, which is itself a public company). Under the Concentration Law, the Company’s former subsidiary, Luzon Group, would have been considered a “third layer company” and Luzon Group’s subsidiary, Dori Construction, a “fourth layer company.” We were therefore required to make structural adjustments to comply with the Concentration Law, which led to our sale of our entire stake (which was held via Gazit Development) in Luzon Group in January 2016, primarily in an off-market transaction (for our current stake in Luzon Group please see Note 9(a)3.

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

Our ability to pay dividends is dependent on the ability of our investees to efficiently distribute cash including dividends to Gazit-Globe and our ability to obtain financing.

In the past, our policy has been to distribute a quarterly dividend, the minimum amount of which we set for each fiscal year (subject to legal limitations). Any dividends will depend on our earnings, financial condition and other business and economic factors affecting us as our board of directors may consider relevant at the time. We may pay dividends in any fiscal year only out of “profits”, as defined by the Israeli Companies Law, unless otherwise authorized by an Israeli court, and provided that the distribution is not reasonably expected to impair our ability to fulfill our outstanding and expected obligations.

The Company’s ability to pay dividends is dependent on the ability of our investees to efficiently distribute cash, including dividends to Gazit-Globe. In the event that our investees are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our debt or equity financing is restricted or limited, we may not be able to pay dividends in the amounts otherwise anticipated or at all. If we decrease or discontinue our dividend payments, the market price of our ordinary shares may decrease.

Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.

Our controlling shareholder, Norstar, owned 51.73% of our outstanding ordinary shares as of April 10, 2018. Chaim Katzman, our Vice Chairman and CEO, and certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.82% of Norstar’s outstanding shares as of April 10, 2018. Mr. Katzman also controls First U.S. Financial, LLC (“FUF”), which controls the voting rights of an additional 18.25% (approximately) of Norstar’s outstanding shares as of April 10, 2018. Consequently, Mr. Katzman is the sole controlling shareholder of Norstar, controlling 43.07% of Norstar's outstanding shares, in the aggregate. In addition, the Katzman Family Foundation, a charity fund which is considered under the Israeli Securities Laws a “joint holder” with Mr. Katzman, holds 4.36% of Norstar's outstanding ordinary shares. In March 2018, the shareholders agreement between Mr. Katzman and Mr. Segal (our Board Member and former CEO, who holds 8.42% of Norstar’s outstanding shares) and other related parties with respect to their holdings in Norstar was terminated. Accordingly, subject to his duties as a controlling shareholder under the Israeli Companies Law, Mr. Katzman will be able to exercise indirect, near-majority control over the outcome of substantially all matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors, except for those matters which require special majorities under Israeli law. In addition, Mr. Katzman may be able to exercise that degree of control over the outcome of any proposed merger or consolidation of the Company. The aforementioned arrangements may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares. See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

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

As a foreign private issuer, in reliance on Section 303A.11 of the NYSE Listed Company Manual, which permits a foreign private issuer to follow the corporate governance practices of its home country, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the NYSE corporate governance standards for domestic issuers. We currently follow the NYSE corporate governance standards for domestic issuers, except with respect to the shareholder approval requirements for (i) private placements to directors, officers or 5% shareholders, as well as (ii) the adoption of equity-compensation plans and material revisions thereto, with respect to each of which we follow home country practice in Israel and do not need to seek shareholder approval. Under home country practice in Israel, we may not be required to seek the approval of our shareholders for such private placements which would require shareholder approval under NYSE rules applicable to a U.S. company. We may in the future elect to follow home country practice in Israel with regard to formation of compensation, nominating and corporate governance committees, separate executive sessions of independent directors and non-management directors and shareholder approval for transactions involving below market price issuances in private placements of more than 20% of outstanding shares, or issuances that result in a change in control. If we follow our home country governance practices on these matters, we may not have a compensation, nominating or corporate governance committee, we may not have mandatory executive sessions of independent directors and non-management directors, and we may not seek approval of our shareholders for the share issuances described above. Accordingly, following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. In addition, we are not currently obligated to follow additional corporate governance practices promulgated by the TSX provided that (i) no more than 25% of the trading volume in our ordinary shares over any six-month period occurs on the TSX and (ii) another stock exchange is providing review of the action in question. Should TSX regulations change or were we to exceed the aforementioned 25% threshold, we could become obligated to comply with TSX corporate governance requirements that also differ from those of the NYSE and from home country practice in Israel.

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

Our majority shareholder, Norstar, owned 51.73% of our outstanding ordinary shares as of April 10, 2018. Norstar is a public company listed on the TASE. A substantial number of our shares held by Norstar are pledged predominantly to a number of financial institutions who are lenders to Norstar. Based on Norstar’s most recent publicly filed reports in Israel, Norstar was in compliance as of December 31, 2017, with all of the covenants governing such indebtedness, including the requirement that the value of the pledged shares exceeds a certain percentage of the amount of outstanding indebtedness (“loan to value ratios”). In addition, Norstar may otherwise breach applicable covenants or default on required payments. Under those circumstances, if the secured parties foreclose on the pledge, they may acquire and seek to sell the pledged shares. The secured parties will not be subject to any restrictions other than those that apply under applicable U.S., Canadian and Israeli securities laws, and there can be no assurance that they would do so in an orderly manner. Furthermore, the mere foreclosure on the pledge and transfer of shares to such financial institutions would likely be perceived adversely by investors. In the event that the secured parties do not transfer the shares immediately, their interests may differ from those of our public shareholders. In addition, should Norstar incur significant losses, it may choose to sell its holdings of our outstanding shares and/or may no longer be able to acquire additional shares. Any of these events could adversely impact the market price of our ordinary shares.

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

Corporate Details

Our legal and commercial name is Gazit-Globe Ltd., and we were incorporated in Israel in May 1982. Our Company– Gazit-Globe Ltd.— is a limited liability corporation, and it operates under the Israeli Companies Law. Our ordinary shares are currently listed on the Tel Aviv Stock Exchange (as of January 1983); on the New York Stock Exchange (as of December 2011); and on the Toronto Stock Exchange (as of October 2013); all under the symbol ”GZT”. Our principal executive offices are located at 10 Nissim Aloni Rd., Tel Aviv 6291924, Israel, and our telephone number is +972 3 694-8000. Our agent for service of process in the United States is Gazit Group USA, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, FL 33179, USA, whose telephone number is (305) 947-8800. Our World Wide Web address is www.gazit-globe.com. The information contained on that web site (or on the other web sites of companies that collectively comprise our Group) is not a part of this annual report.

Capital Expenditures and Divestitures since January 1, 2015

Luzon Group

On January 14, 2016, our subsidiary Gazit Development divested its entire equity holdings (direct and indirect) of Luzon Group at the time for total consideration of NIS 10.7 million (U.S. $ 2.7 million). Consequently, commencing in the first quarter of 2016, Luzon Group’s operations are no longer consolidated in our financial statements and are presented in our audited consolidated financial statements included elsewhere in this annual report as discontinued operations.

On September 13, 2017, Gazit Development and its wholly-owned subsidiary signed an agreement with Luzon Group to liquidate the balance of our investment in Luzon Group, which was comprised of a capital note in an amount of NIS 495 million (of which NIS 125 million was convertible into shares of Luzon Group at a price per share of NIS 1.13130) as well as credit facilities of NIS 120 million that had been extended by Gazit Development as the controlling shareholder in Luzon Group. As a result of the consummation of the transactions under the September 2017 agreement, in December 2017 the following actions took place: (a) Luzon Group issued to Gazit Development NIS 100 million principal amount of unsecured, TASE-listed debentures, which are convertible into Luzon Group shares, in full repayment of the loan that Gazit Development had granted to Luzon Group (the debentures are subordinated to Luzon Group's current banking debt until January 31, 2022); (b) the interest for the capital notes was retroactively cancelled; (c) Luzon Group further issued to Gazit Development approximately 1 million Luzon Group shares in place of the accrued interest on the loan for the period from October 1, 2017 through that time, at a price of NIS 0.9 per share; (d) the convertible part of the capital note was reduced to NIS 94.5 million and it can be converted into approximately 72 million shares of Luzon Group, and the remaining part of the convertible capital note (NIS 30.5 million) was added to the non-convertible capital note; (e) part of the convertible capital note was converted into approximately 45 million shares of Luzon Group. Gazit Development's subsidiary undertook not to convert the remaining part of the capital note if following such conversion it will hold more than 18% of Luzon Groups issued share capital; (e) the non-convertible capital note (NIS 400.5 million) was converted to premium for the shares issued to Gazit Development in January 2017; (f) Luzon Group issued to Gazit Development 3 million tradable options exercisable to Luzon Group's shares.

Gazit Development, together with its subsidiary, now holds approximately 18% of the share capital of Luzon Group.

First Capital

In January 2016, the Company sold 6.5 million shares of First Capital on the TSX for consideration of approximately C$117 million (NIS 329 million; U.S.$84 million). In March 2017, the Company sold additional 9 million shares of First Capital on the TSX for consideration of approximately C$185 million (NIS 500 million; U.S.$137 million), which further diluted the Company's ownership interest in First Capital. As of April 10, 2018, the Company held 32.6% of the share capital of First Capital. As a result of the aforementioned sale in March 2017, the Company has deconsolidated First Capital from its financial statements and presents the investment on an equity method basis in this annual report. See Note 8(e) to our audited consolidated financial statements included elsewhere in this annual report.

Equity One and Regency

In November 2016, Equity One, in which the Company held an approximately 34.3% interest as of December 31, 2016, entered into a definitive merger agreement with Regency, a U.S. real estate investment trust listed on the NYSE. Regency owns, manages and develops neighborhood and community supermarket-anchored shopping centers throughout the United States. Effective as of March 1, 2017, Equity One completed the Regency Merger, and is no longer a consolidated subsidiary of Gazit-Globe. During 2017, the Company sold 3.9 million shares of Regency for consideration of approximately $ 260 million. In addition, during 2018 the Company sold 5.0 million shares for consideration of approximately $294 million. Following these transactions, as of April 27, 2018, the Company held approximately 13.5 million shares of Regency’s common stock, which constituted approximately 7.9% of Regency’s total outstanding share capital. For information on the accounting treatment of the Regency Merger and the presentation of the merged company in the financial statements of the Company, see Notes 8(d) and 10(c) to our audited consolidated financial statements included elsewhere in this annual report.

In conjunction with the Regency Merger (to which the Company was not a party), the Company (including through certain of its wholly-owned subsidiaries) has entered into a governance agreement with Regency, which is described below in this annual report in “Item 10. Additional Information—C. Material Contracts.”

Gazit Development

In December 2016, we completed our acquisition of the remaining 15.35% (25% on a fully diluted basis) of the share capital of Gazit Development from Ashkenazi Holdings, and Gazit Development became a wholly-owned subsidiary of the Company. In connection with such acquisition, certain non-core assets were sold by Gazit Development to Mr. Ashkenazi.

In 2017, Gazit Development sold a plot of land that is located in the northern tourism area of Eilat, Israel and its entire holdings (26%) in Lev HaMifratz Ltd., which holds (directly and indirectly) the Cinemall in Haifa, Israel. The total consideration received for these two transactions aggregated NIS 108 million. Additionally, Gazit Development acquired a shopping center located in the Tel Aviv, Israel neighborhood of Kochav Hatsafon.

Gazit Horizons

Commencing in 2017, we began operating in the income-producing property sector in the United States through our wholly-owned subsidiary, Gazit Horizons, which was established to pursue our strategy of enhancing the private real estate component of our business. Gazit Horizons is engaged in the acquisition of income-producing and development properties in major cities across the United States. Up to the date of this annual report, Gazit Horizons has acquired three properties, for aggregate consideration of U.S$127.5 million.

Gazit Brasil

On November 11, 2016, we announced that a wholly owned subsidiary of the Company, Gazit Brasil, entered into a binding agreement for the purchase of a 33% ownership stake in Shopping Cidade Jardim, a shopping center located in the city of Sao Paulo, from JHSF Participacoes SA (“JHSF”) for consideration of approximately NIS 470 million. Pursuant to the agreement, JHSF has also granted Gazit Brasil an option to purchase a 33% interest in the potential retail areas located on adjacent land parcels, which is designated for future development. In parallel, Gazit Brasil has granted JHSF a right of first offer to purchase 33% of Gazit Brasil’s share in an asset it partially owns in the event that Gazit Brasil decides to develop or sell it, for a period of four years. The acquisition was completed on December 29, 2016, and was funded with the proceeds from the sale of BR Malls.

As part of our continued recycling of capital and in line with our strategy to increase direct holdings of our properties, during 2016, we sold all of our stake in BR Malls Participações S.A. (”BR Malls”) for approximately BRL 532 million (NIS 611 million). We recognized a gain from the sale of BR Malls of approximately BRL 109 million (NIS 125 million), which was recycled to finance the acquisition of a 33% ownership stake in Shopping Cidade Jardim. in addition, in 2016, Gazit Brasil acquired additional properties for approximately BRL 153 million (NIS 179 million).

In 2017 and in 2018 to date, Gazit Brasil, a wholly-owned subsidiary of the Company, which is an urban location-driven retail owner, manager, operator and redeveloper in the business capital of Latin America— Sao Paulo, entered into agreements for the acquisition of commercial assets in São Paulo in an amount of BRL 1,030 million (approximately NIS 1,082 million, U.S.$310 million), including inter alia, 70% of the ownership and the full management rights in the asset Internacional Shopping, for consideration amounting to BRL 937 million. Internacional Shopping is a shopping center with a GLA of 77,000 square meters, 4,200 parking spaces and 200,000 square meters of additional construction rights. The shopping center is located in the northern part of Sao Paolo, and is currently at 98% occupancy. The acquisition was completed during April 2018.

During 2017 and 2018, Gazit Brasil sold assets for consideration of BRL 422 million, (an estimated NIS 433 million, U.S.$ 125 million).

Overall

Our capital expenditures (including First Capital), which were expended for the acquisition, construction and development of investment property, including land for future use, amounted to NIS 3,608 million (U.S$ 1,041 million) for the year ended December 31, 2017. For the breakdown of these amounts by operating segments, see Note 37(b) to our audited consolidated financial statements included elsewhere in this annual report.

We financed these expenditures primarily by equity and debt offerings, and by borrowing from financial institutions. For further information regarding our methods of financing, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows.” For further information on our equity and debt offerings, also see Notes 8, 19, 21 and 26(c) to our audited consolidated financial statements included elsewhere in this annual report.

For a discussion of our principal capital expenditures and divestitures over the last three financial years, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows,” Note 8 (for interests in other companies), and Note 37 to our audited consolidated financial statements included elsewhere in this annual report.

Takeover Offers

As of the date of this annual report, there have been no public takeover offers by third parties with respect to our ordinary shares or by our Company with respect to other companies’ shares during the last and current financial year.

B.	Business Overview

We, through our public and private subsidiaries and investees, are an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth markets in North America, Brazil, Israel, and northern, central and eastern Europe. We continue to search for opportunities within our core business, in geographies in which we already operate, as well as in other regions.

We seek to grow our cash flow through the proactive management of our assets, by recycling capital through investments (including with partners) in top-tier, necessity-driven retail properties in growing urban markets, often in redevelopment projects, including mixed-use opportunities that have potential for cash flow growth and value appreciation. At the same time, we have been divesting our Group from non-core assets with limited growth potential.

In particular, at the current time, we aim to increase our direct ownership of real estate (operating without intermediary public companies), which, in our view, will increase our growth rate and provide us with better-managed cash flows. Additionally, we believe that increasing the directly-owned real estate portion of our portfolio will strengthen our financial ratios, may provide us an international investment credit rating and, diversify and reduce the cost of our capital. In keeping with this strategy, in 2017 and until shortly before the date of this annual report, we disposed of a portion of our holdings in public companies in North America, for aggregate consideration of NIS 2.3 billion (U.S.$ 640 million). We have furthermore established, during 2017, a private operating arm in the U.S.— Gazit Horizons Inc. For additional details regarding our strategy and long-term objectives, please see “Business and Growth Strategies” below in this Item 4.B.

Currently, our Company generally operates through three categories of subsidiaries and/or investees:

●	Wholly-owned private subsidiaries that are consolidated in our financial statements and in which we dtermine their strategy, are responsible for their financing activities, and oversee their operations. These operations are conducted through Gazit Development (operating primarily in Israel), Gazit Brasil (operating in Brazil), and Gazit Horizons (operating in the U.S.).

●	Public entities under our control that employ a strategy that is similar to that of our privately-held subsidiaries, which public entities are consolidated in our financial statements and in which our Company is the largest shareholder. These operations are conducted through Citycon (which owns and operates shopping centers in northern Europe) and Atrium (which owns and operates shopping centers in central and Eastern Europe).

●	Public entities in which we have a material interest (but not control). These entities consist of: First Capital, which owns and operates shopping centers in Canada and is presented in our consolidated financial statements in accordance with the equity method; and Regency, which owns and operates grocery-anchored shopping centers in the United States and is presented at market value as a financial asset.

Group Properties

We present in the table below our Group’s property holdings (excluding properties of investees) as of December 31, 2017

	Country of operation	Holding interest	Income- producing properties	Properties under development	Other properties	GLA (square meters in thousands)	Carrying value of investment property (NIS in millions)
Citycon	Finland, Norway, Sweden, Estonia and Denmark	44.6%	45	1	-	1,138	17,478
Atrium	Poland, Czech Republic, Slovakia and Russia	59.6%	45	-	-	1,058	11,688
Gazit Brasil	Brazil (primarily in Sao Paulo)	100%	7	-	1	123	1,882
Gazit Development	Israel	100%	8	-	-	131	2,768
	Bulgaria and Macedonia	100%	1	-	-	6	214
Gazit Horizons	USA	100%	2	-	1	12	446
Gazit Germany	Germany	100%	2	-	-	35	344
Total carrying value			110	1	2	2,503	34,820

Jointly controlled properties (proportionate consolidation)			2	-	-	76	2,031
Total			112	1	2	2,579	36,851

In addition to the above properties, as of December 31, 2017, we owned 32.6% of First Capital’s outstanding shares. First Capital owns 160 income-producing properties, primarily supermarket-anchored shopping centers, with a GLA of 2.2 million square meters, one property under development and with total assets of C$10.0 billion (approximately US$8.0 billion).

Also, as of December 31, 2017, we owned 10.9% of Regency’s outstanding shares (and as of April 25, 2018 we held 8.3% of Regency’s outstanding shares). Regency owns 426 properties, primarily supermarket-anchored shopping centers, with a total GLA of 5.5 million square meters.

Other data concerning our Group, including presentations, supplemental information packages regarding assets, liabilities and other information (such information does not constitute part of this annual report and is not included herein by way of reference), can be found on the Company’s website – www.gazit-globe.com, and the websites of our Group’s other companies. The information contained on those websites is not a part of this annual report.

Properties by Operating Region

Presented below is the distribution of the properties held by our Group by geographic operating region as of December 31, 2017:

Carrying Amount	Market Value

Our broad geographical footprint supports our growth strategy by giving us access to opportunities around the world, allowing us to raise capital in different markets, and reducing the risks typically inherent in operating within a narrower geographic area.

We operate by establishing a local presence in our markets through the direct acquisition of either individual assets or operating businesses. We either have built or seek to build a leading position in each market through a disciplined, proactive strategy using our significant experience and local market expertise. We execute this strategy by identifying and purchasing shopping centers that are not always broadly marketed or are in need of redevelopment or repositioning, acquiring high quality, cash generating shopping centers, selectively developing urban shopping centers in growing areas and executing strategic and opportunistic mergers and acquisitions. As a result, our real estate businesses range from new operations with a small number of properties to large, well-established public companies, representing a range of return and risk profiles. We continue to leverage our expertise to grow and improve operations, maximize profitability, and create substantial value for all shareholders. By implementing this business model, we have grown our GLA from 3.6 million square feet as of January 1, 2000 to approximately 52 million square feet (including jointly-controlled and First Capital) as of December 31, 2017.

Projected Investments

In accordance with the above-described growth strategies, we expect to continue investing in our existing platforms, with emphasis on expanding the operations of our private division. Within that framework, over the next three years, we expect to invest:

NIS 1 to 2 billion in properties in Brazil through Gazit Brasil, focusing on Sao Paulo;

NIS 2-3 billion in properties in U.S. through Gazit Horizons, focusing on main cities in the U.S; and

NIS 0.6-2 billion in Israel through Gazit Development.

We intend to finance our anticipated investments via our internal working capital, the issuance of private capital and bank credit, as well as the disposal of other investments, in line with the strategies described above.

The foregoing projections reflect the Company's estimates, which are considered forward looking information and are subject to the “Forward-Looking Statements” disclaimer that appears above in this annual report.

Our Competitive Strengths

Necessity-driven, attractive, high-growth, urban asset class

The substantial majority of our rental income is generated from shopping centers with supermarkets as their anchor tenants that drive consistent traffic flow throughout various economic cycles. A critical element of our business strategy is to have market-leading supermarkets as our anchor tenants in urban shopping centers. During the global economic downturn in 2008 and 2009, our average occupancy rate was 94.5% and 93.6%, respectively, and our average same property NOI, excluding foreign exchange fluctuations, increased by 3.1% from 2008 to 2009. From 2009 to 2010 it increased by 3.6%, 4.0% from 2010 to 2011, 3.9% from 2011 to 2012, 3.4% from 2012 to 2013, 1.7% from 2013 to 2014, from 2014 to 2015 it decreased by 0.5% and from 2015 to 2016 it increased by 1.2%. In the year ended December 31, 2017, average same property NOI increased by 3.4%. For further information, see “Item 5 – Operating and Financial Review and Prospects – Operating Results – Results of Operations – Same Property NOI.” Our supermarket-anchored shopping centers are generally well-located in densely populated high growth, urban markets with high barriers to entry and strong demographic trends in countries that have stable GDP growth, political and economic stability and investment-grade credit ratings. The high barriers to entry generally result from a scarcity of commercial land, the high cost of new development or limits on the availability of shopping center properties imposed by local planning and zoning requirements. These prime locations attract high-quality tenants seeking long-term leases, which provide us with high occupancy rates, favorable rental rates and stable cash flows.

Diversified global real estate platform in leading cities across the globe

We focus our investments primarily on developed economies, including the United States, Canada, Sweden, Norway, Finland, Poland, the Czech Republic and Israel. As of December 31, 2017, our (including jointly-controlled and First Capital) asset base included 276 properties totaling approximately 52 million square feet of GLA. Approximately 89% of our net operating income, or NOI, on a proportionate consolidation basis, for the year ended December 31, 2017 was derived from properties in countries with investment grade credit ratings as assigned either by Moody’s or Standard & Poor’s, and 59% of our NOI on a proportionate consolidation basis for the year ended December 31, 2017, was derived from properties in countries with at least AA+ ratings as assigned by Standard & Poor’s. We believe that our geographic diversity provides Gazit-Globe with flexibility to allocate its capital and improves our resilience to changes in economic conditions and the cyclicality of markets, enabling us to apply successful ideas and proven market strategies in multiple countries. Our global reach, together with our local management, enables us to make accretive acquisitions to expand our asset base both in cities where we already own properties and in cities where we do not. For example, during the global economic downturn in 2008 and 2009, we used the opportunity to invest an aggregate of approximately U.S. $3.8 billion to acquire, develop, and redevelop new shopping centers and other properties, to initially purchase interest in Atrium, to increase our holdings in our public subsidiaries and to repurchase our debt securities at a significant discount to par value.

Proven business model implemented in multiple markets driving growth

The business model that we have developed and implemented over the last 26 years, whereby we own and operate our properties through our public and private subsidiaries and other investees, has driven substantial and consistent growth. We leverage our expertise to grow and improve the operations of our investees, maximize profitability, mitigate risk and create value for all shareholders. We enter high growth, urban markets that are densely populated, with high barriers to entry, by acquiring and developing well-located, supermarket-anchored shopping centers. We continue to expand our business and drive growth while optimizing our capital structure with respect to our assets. For example, in the United States, Equity One acquired its first property in 1992 and became a publicly-traded REIT listed on the New York Stock Exchange in 1998. We continued to expand Equity One’s platform through internal growth and acquisitions. As of December 31, 2016, Equity One owned 123 properties with a GLA of 16.4 million square feet. Effective as of March 1, 2017, Equity One completed the Regency Merger (creating one of the largest shopping centers REITs in the United States). Following the closing of the merger transaction, the Company deconsolidated Equity One. Similarly, our business in Canada began in 1997 with the purchase of eight properties, followed by the acquisition of a controlling stake in First Capital, a Toronto Stock Exchange-listed company in 2000. We have since expanded to 161 properties (including properties under development) in Canada with a GLA of 24.0 million square feet as of December 31, 2017. Following our successes in both the United States and Canada, we identified new and attractive regions and expanded by replicating this business model. For example, we successfully applied our model in Northern Europe through Citycon and in Central and Eastern Europe through Atrium, resulting in improved performance of the shopping centers acquired in those regions.

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

As part of our growth strategy, we are continuing to evaluate opportunities to increase our private real estate portfolio by directly (or through our privately held subsidiaries) owning our assets directly rather than owning assets through our public investees. The Company’s management believes that increasing the private real estate component of our portfolio will lead to an increase in cash flows received directly by the Company through improvement of the Company’s cost structure and revenues. Moreover, we believe that by increasing the number of properties we directly own, we are likely to strengthen our financial ratios, which, in turn, would improve our financial strength, and lead to an upgrade in our debt rating and to the receipt of international investment rating. We anticipate that these improvements would lead to a reduction in costs of financing and thereby, increase profitability. The Company also intends to reduce its costs of financing by diversifying its sources of financing through international financial institutions and accessing new capital markets. The Company’s management believes that the increase in our privately held real estate portfolio and the diversification of our sources of financing will increase the return for shareholders.

Continue to focus on supermarket-anchored shopping centers in densely populated, urban areas.

We will continue to concentrate on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven retail real estate assets predominantly in densely-populated attractive urban areas with high barriers to entry and strong demographic trends in countries with stable GDP growth, political and economic stability and investment-grade credit ratings. By maintaining this focus, we will seek to keep the occupancy and NOI performance of our properties consistent through different economic cycles. We believe that this approach, combined with the geographic diversity of our current properties and our conservative approach to risk, will provide growing long-term returns. We intend to continue to actively manage and grow our presence in each region in which we operate by increasing the size and quality of our asset base, while continuing to ensure geographic diversity. Our properties are held directly and indirectly, and we are working to increase our direct holdings in our properties, depending on market conditions and business opportunities.

Pursue high growth opportunities to complement our stable asset base.

We intend to continue to expand into new, high-growth urban markets and other high growth necessity-driven asset types that generate strong and sustainable cash flow using our experience developed over the past 26 years in entering new markets, to continue to assess opportunities, including the establishment of new real estate businesses, the acquisition of real estate companies and properties, primarily supermarket-anchored shopping centers and also other necessity-driven assets. In particular, while we currently have no specific plans to expand into new geographic markets, we will seek to prudently expand into politically and economically stable cities with compelling demographics through a thorough knowledge of local markets. For example, in 2007, we established an office in Brazil and began assessing local opportunities in Sao Paulo. In 2008, we acquired a 154,000 square foot shopping center in Sao Paulo for U.S.$31.3 million. In November 2010, we completed our first development project in Sao Paulo Brazil which are valued in our financial statements at approximately BRL 1.8 billion. By December 2017, we had eight properties in Sao Paulo Brazil. Similarly, in the United States, we established Gazit Horizons in 2017 pursuant to this same strategy. As of December 31, 2017, Gazit Horizons held two income-producing commercial assets and an additional property, which are valued in our financial statements at approximately U.S. $129 million.

We will also seek opportunities in other necessity-driven asset classes in order to drive shareholder value across a range of necessity-driven assets. We also may selectively recycle capital from time to time, including from our private subsidiaries. For example, during 2017, we disposed of our interest in Extra Itaim, a commercial center in Sao Paulo Brazil, and we recycled the proceeds from that sale for the acquisition of 70% of the ownership and the management rights in Internacional Shopping, a property in São Paulo, Brazil, for consideration, amounting to BRL 937 million.

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

We intend to leverage our experience in all stages of the development and ownership of real estate to continue to selectively develop new properties in our current markets and in new markets. We intend to continue our disciplined approach to development which is characterized by developing supermarket-anchored properties for specific anchor tenants in locations that we believe have high barriers to entry, thereby significantly decreasing the risk associated with development of real estate. We analyze development prospects utilizing our local market expertise and familiarity with tenants. From January 1, 2015 through December 31, 2017, we invested approximately NIS 6.2 billion (U.S. $ 1.8 billion) (including via First Capital) in development, redevelopment, and expansion projects as well as in other expenditures (including leasing expenditures, tenant inducements, tenant improvements, and other capital expenditures), including approximately NIS 3.3 billion (U.S. $ 0.9 billion) in development and redevelopment projects (excluding attributed lease expenditures).

Proactively optimize our property base and our allocation of capital.

Using the expertise of our local management, we carefully monitor and optimize our property base by taking advantage of opportunities to purchase and sell properties. Proactive management of our property base allows us to use our resources prudently and recycle our capital when we determine that more accretive opportunities are available. We may determine to sell a property or group of properties for a number of reasons, including a determination that we are unable to build critical mass in a particular market, our view that additional investment in a property would not be accretive or because we acquired non-core assets as part of a larger purchase. We plan to continue to seek creative structures through which to enhance our property base or divest non-core properties and allocate our capital. We continually recycle our capital to make new core acquisitions in high-density urban markets and deleverage our balance sheet. For example, in 2014, we began selling assets of ProMed, which was completed in 2015, and Gazit Germany. Our public subsidiaries also have disposed of non-core assets. For example, commencing in January 2015 Atrium has completed the sale of 90 small retail properties across the Czech Republic, with an aggregate area of 284 thousand square meters for a total consideration of EUR 189.3 million. In addition, during 2017 and early 2018 (prior to the date of this annual report), Atrium sold 20 properties across Hungary and the Czech Republic, for total consideration of EUR 80 million. In addition, Atrium has completed the sale of three non-core assets in Poland, with an aggregate area of 15.7 thousand square meters for a total consideration of EUR 17.5 million. During 2017 Citycon also sold non-core assets in the amount of Euro 325 Million. We may also use jointly-controlled entities to enter into new markets where we are not established to access attractive opportunities with lower capital risk.

For a breakdown of the location and type of our properties, see “Property, Plants and Equipment—Our Properties” below.

Properties Under Development

We had 16 properties under development or redevelopment as of December 31, 2017. The following table summarizes our properties under development, redevelopment and expansion as of December 31, 2017:

Region	Number of Properties (1)	Estimated Total GLA (sq. ft. in thousands)	Total investments as of December 31, 2017 (U.S.$ in thousands)	Cost to Complete (U.S.$ in thousands)
Development
Canada	1	398	175,368	47,015
Northern Europe	1	474	52,783	204,788
Total Development	2	872	228,151	251,803
Redevelopment (2)
Canada	8	657	468,128	71,820
Northern Europe	1	258	53,072	18,748
Central and Eastern Europe	4	463	105,278	136,429
Israel	1	140	17,883	27,401
Total Redevelopment	14	1,518	644,361	254,398
Total Development and Redevelopment	16	2,390	872,512	506,201

(1)	Excludes land for future development.

(2)	Including properties under expansion.

The following table summarizes the rental income and NOI of our shopping center and healthcare properties for the years ended December 31, 2015, December 31, 2016 and December 31, 2017. For revenues from the sale of buildings, land, and construction work performed, and for gross profit from the sale of buildings, land and construction work performed, see “Item 5—Operating and Financial Review and Prospects—Operating Results—Other Business.”

		Year Ended December 31,
		2015	2016	2017	2015	2016	2017
		Rental Income			NOI
Property type	Region	(NIS in thousands) (5)			(NIS in thousands) (5)
Shopping Centers
	Canada	2,001	1,960	1,926	1,254	1,223	1,214
	Northern Europe(1)	1,453	1,587	1,454	989	1,083	986
	Central and Eastern Europe (2)	1,213	1,133	1,101	854	802	771
	Germany	38	36	30	20	21	16
	Israel (3)	206	211	211	152	155	152
	Brazil	70	93	151	56	77	132
	United states	-	-	6	-	-	4
Healthcare
	Medical office buildings (4)	30	-	-	21	-	-
Total		5,011	5,020	4,879	3,346	3,361	3,275
Adjustment to Exclude Non-Consolidated Properties (6)		(2,193)	(2,179)	(2,048)	(1,404)	(1,390)	(1,309)
Total Consolidated Properties		2,808	2,841	2,831	1,942	1,971	1,966

(1)	Includes rental income and NOI of Kista Galleria which was purchased with a 50% partner and accounted for according to the equity method.

(2)	Includes rental income and NOI of Arkady Pankrac which was purchased with a 25% partner and accounted for according to the equity method.

(3)	Includes a shopping center in Bulgaria, which is owned by and operated through Gazit Development, a private subsidiary.

(4)	Our medical office buildings were located in the United States through ProMed. During 2015, ProMed sold four medical office buildings to third parties for total consideration of U.S.$193 million. Since the completion of the sale of said medical office buildings, the Company is no longer active in the medical office buildings sector in the United States.

(5)	Translations of December 31, 2017 figures into U.S. dollars is provided in the chart below under “Property, Plants, and Equipment—Our Properties” below.

(6)	Numbers through 2015 are primarily with respect to properties in Canada which were presented until March 2017 in the financial statements in discontinued operation and through March 2017, according to the equity method and presented above assuming 100% consolidation. The above also includes Kista Galleria which was purchased with a 50% partner and is also accounted for according to the equity method and also includes Arkady Pankrac which was purchased with a 25% partner and is also accounted for according to the equity method.

Our Tenants and Leases

We have strong relationships with a diverse group of market-leading tenants in the regions in which we operate. For the year ended December 31, 2017, our top three tenants (by base rent) represented 6.7% of our consolidated rental income.

Our properties are subject to over 8,800 leases.

The following table sets forth as of December 31, 2017 the anticipated expirations of tenant leases for our properties for each year from 2018 through 2026 and thereafter(1):

	Number of Expiring Leases	GLA of Expiring Leases (thousands of sq. ft.)	Percent of Leased GLA	Percent of Total GLA	Expiring Rental Income (U.S.$ in thousands)	Percent of Total Rental Income
2018	3,338	5,071	19.5%	18.8%	173,348	21.3%
2019	1,344	3,352	12.9%	12.4%	126,110	15.5%
2020	1,428	3,210	12.4%	11.9%	124,607	15.3%
2021	1,006	3,188	12.3%	11.8%	111,473	13.7%
2022	733	2,663	10.3%	9.9%	87,242	10.7%
2023	222	1,457	5.6%	5.4%	39,219	4.8%
2024	152	1,047	4.0%	3.9%	30,378	3.7%
2025	104	734	2.8%	2.7%	22,668	2.8%
2026	93	1,094	4.2%	4.1%	24,906	3.1%
Thereafter	430	4,134	16.0%	15.4%	73,998	9.1%
Vacant	NA	1,003	NA	3.7%	NA	NA
Total	8,850	26,953	100.0%	100.0%	813,949	100.0%

(1)

Excludes First Capital which is presented in our audited consolidated financial statements included elsewhere in this annual report accordingly to the equity method and excludes the joint ventures of Citycon and Atrium, which are accounted for according to the equity method, with 0.8 million square feet.

As of December 31, 2017, we had 5.1 million, 3.4 million, and 3.2 million square feet of GLA in our consolidated portfolio with leases expiring in 2018, 2019, and 2020, respectively. In Eastern and Central Europe we expect a slight decrease and in North Europe we expect it to remain relatively flat. In addition, we believe that the information provided in “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.” regarding the rental rates of renewed leases compared with the prior lease rental rates, provides certain indications of the market rents across our markets.

The following table provides a breakdown of the largest tenants of our principal investees by geographical segment:

Subsidiary	Geographical Region	Anchor/Major Tenants

First Capital	Canada
	Greater Toronto Area (including the Golden Horseshoe Area and London); Greater Calgary Area; Greater Edmonton Area; Greater Vancouver Area (including Vancouver Island); Greater Montreal Area; Greater Ottawa Area (including Gatineau region); and Quebec City.	Canadian Tire, CIBC, Dollarama, GoodLife Fitness, Loblaw Companies, Metro, RBC Royal Bank, Sobey’s, TD Canada Trust and Walmart

Citycon	Northern Europe Sweden, Norway, Finland, Denmark, Estonia	Coop, H&M, Kesko Corp., S-Group, Varner Group

Atrium	Central and Eastern Europe Poland, the Czech Republic, Slovakia, Russia, Hungary, Romania	AFM, A.S. Watson, ASPIAG, CCC, Carrefour, Hennes & Mauritz, Inditex, Kingfisher, LPP, Metro Group

Gazit Development	Israel	Cinema City, Homecenter, Rami-Levy, Shufersal and Super-pharm

Gazit Brasil	Brazil Sao Paulo	Cinepolis, Cinesystem, Decathlon, Forever 21, Lojas Americanas, Planet Girls & Polo Wear, Renner, Runner (gym), Tok Stok and Zaffari

Gazit Horizons	United States	Bed, Bath & Beyond
Gazit Germany	Germany	Aldi, C&A, dm, Inter Continental Hotels Group, and HIT

Our shopping centers in Europe, more typically in the Nordic region, and in Brazil are anchored by hypermarkets which combine the function of both grocery stores and retailers. They tend to be located in major urban cities and are comprised of one or more buildings forming a complex of retail-oriented shops with indoor parking garages and connected to metro stations. On the other hand, most of our shopping centers in Canada are located in major cities and have large supermarkets or retailers as the anchor, with outdoor parking areas and many smaller shops that depend on the traffic generated by the anchor. They attract and cater to residents of an expanded or expanding population area.

Seasonality of the Company’s Main Business

Our main business operations are not materially impacted by seasonality. Citycon, however, has in the past disclosed that its operations benefited from milder weather.

Investments in India

In August 2007, we entered into an agreement to invest in Hiref a real estate fund in India. Hiref was sponsored by HDFC Group, one of the largest financial services companies in India. Hiref invests directly and indirectly in real estate companies that operate in the development and construction field and in similar fields, including in special economic and trade zones, technological parks, combined municipal complexes, industrial parks, and buildings in the accommodation and leisure sector, such as hotels, residential buildings and commercial and recreation centers. We have a commitment to invest U.S.$ 110 million with Hiref, and we have invested U.S.$95 million as of December 31, 2017. For more details, refer to Note 10(4) to our audited consolidated financial statements included elsewhere in this annual report.

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

Intellectual Property

Gazit-Globe owns several trademarks in Israel: “Gazit-Globe” (in Hebrew and in English), “AAA”, ”LOCATION LOCATION LOCATION” (text and design), “G”; registered trademarks in the United States: “Gazit-Globe”, “G” (design in black and white), and “G” (design in color); and a registered trademark in the European Union, in Russia and in Brazil: LOCATION LOCATION LOCATION (design).

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

We were incorporated in Israel in May 1982. We operate our business through public and private investees in our five principal geographic regions: the U.S., Canada, Europe, Israel and Brazil. The following chart summarizes our corporate structure as of December 31, 2017:

(1)	As of April 27, 2018, we held approximately 7.9% of Regency’s total outstanding share capital.

For the country of incorporation of each subsidiary, see “Appendix A to Consolidated Financial Statements–List of Major Group Investees as of December 31, 2017”.

Our public investees are listed on stock exchanges in their local regions and are subject to oversight by their respective boards of directors. We seek to balance our role as each company’s most significant shareholder with the recognition that they are public companies in their respective countries with obligations to all of their shareholders. Chaim Katzman, the Vice Chairman of our Board and our CEO, serves as the Chairman of the Board of our major public subsidiaries—Citycon and Atrium. In connection with the Regency Merger, until February 2018, Mr. Katzman served as the non-executive vice chairman of the board of directors of Regency. Dor J.Segal, our board member and our former CEO, serves as the chairman of the board of First Capital, and other individuals affiliated with us also serve on the boards of our public investees. As public companies, our public investees are generally required to have a number of directors who meet independence requirements under local law and stock exchange rules. As a result of this requirement and other factors, individuals affiliated with us represent less than a majority of the members of the boards of directors of each of these entities.

D.	Property, Plants and Equipment

Our Properties

We own interests in 276 properties. The following tables summarize our properties as of December 31, 2017:

	As of December 31, 2017				Year Ended December 31, 2017							As of December 31, 2017
Region	Total No. of Properties (1)	Gazit-Globe’s Ownership Interest	GLA (1)	Occupancy	Rental Income (2)		Percent of Rental Income	Net Operating Income (2)		Same Property NOI Growth (3)		Properties Fair Value (4)(5)
			(thousands of sq. ft.)		(U.S.$ in thousands)			(U.S.$ in thousands)				(U.S.$ in thousands)
Shopping Centers
United States	2	100.0%	125	98.1%	1,742		0%	1,089		-		101,502
Canada	160	32.6%	23,991	96.1%	555,708		39%	350,101		2.5%		7,618,312
Northern Europe (1)	46	44.6%	12,753	96.0%	419,358		30%	284,372		1.0	%(6)	5,261,862
Central and Eastern Europe (1)	46	59.6%	11,722	96.8%	317,438		23%	222,450		6.4	%(9)	3,300,902
Germany	2	100.0%	377	81.4%	8,550		1%	4,646		(19.5%)		99,175
Israel (7)	9	100.0%	1,471	97.5%	60,963		4%	43,986		2.6%		749,515
Brazil	7	100.0%	1,325	97.2%	43,554		3%	38,119		9.2%		532,864
Other Properties
Land for future development	-	-	-	-	-		-	-		-		378,227
Properties under development (8)	2	-	-	-	-		-	-		-		224,054
Other	2	-	-	-	-		-	-		-		45,936
Total	276	-	51,764	96.1%	1,407,314	(11)	100%	944,763	(10)	3.4%		18,312,349	(9)

(1)	Amounts in this table with respect to shopping centers in Central and Eastern Europe includes the 75%-held joint property, Pankrac Shopping Centre, which is accounted for using the equity method and is presented above at 75%. Likewise, in Northern Europe, the 50%-held joint venture property, Kista Galleria which is accounted for using the equity method, is presented above at 50%.

(2)	Represents amounts translated into U.S.$ using the exchange rate in effect on December 31, 2017 (U.S.$ 1.00 = NIS 3.467).

(3)	Same property amounts are calculated as the amounts attributable to properties which have been owned and operated by us, and reported in our consolidated results, for the entirety of the relevant periods excluding the impact of currency exchange rate fluctuation. Therefore, any properties either acquired after the first day of the earlier comparison period or sold, contributed or otherwise removed from our consolidated financial statements before the last day of the later comparison period are excluded from same properties.

(4)	Investment properties and investment properties under development are measured at fair value with changes in their fair value recognized as a gain (loss) in the income statement. For a detailed description of the accounting treatment of investment properties and investment properties under development, the valuation methods used by the Group and the extent external appraisals are performed, see ”Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Investment Property and Investment Property Under Development”.

(5)	Includes 100% of the fair value of the properties of entities whose accounts are consolidated in Gazit-Globe’s financial statements. Includes 100% of First Capital, 75% of the fair value of Pankrac Shopping Centre and 50% of the fair value Kista Galleria, each of which are presented according to the equity method in Gazit-Globe’s financial statements with respect to the year ended December 31, 2017.

(6)	The change in same property NOI includes the jointly controlled property in Sweden. Excluding jointly controlled property the change in same property NOI is an increase of 1.4% compared to 2016.

(7)	Israel includes one income-producing property in Bulgaria.

(8)	As of December 31, 2017, total GLA under development was 0.9 million square feet.

(9)	This amount represents the following amounts recorded in our consolidated statements of financial position as of December 31, 2017: NIS 32,428 million (U.S.$ 9,353 million) of investment property, NIS 1,902 million (U.S.$ 549 million) of investment property under development and NIS 435 million (U.S.$ 125 million) of assets classified as held for sale.

(10)	This amount includes net operating income from First Capital in an amount of U.S.$350 million and from jointly-controlled entities in an amount of U.S.$ 28 million.

(11)	This amount includes rental income from First Capital in an amount of U.S.$ 556 million and U.S.$ 350 million and from jointly-controlled entities in the amount of U.S.$ 35 million.

Environmental

We seek to conduct our business in an environmentally-friendly manner. We are investing resources in environmental conservation and in the construction of environmentally-friendly shopping centers. We believe that, in the long-term, the consumers, the retailers and we will benefit from these investments. For example, we expect that the use of green energy and the recycling of various materials will benefit the community, preserve the environment, and in the long-term decrease our costs. In addition, we believe that the growing awareness of the need to preserve the environment will lead the population to prefer visiting ”green” shopping centers over regular shopping centers, thus increasing the value of such properties.

Leasing Expenditures

Leasing expenditures, such as tenant improvement costs and leasing commissions, are not material to our business as a whole and therefore additional disclosure would not be meaningful to current and prospective investors. See also “Information on the Company—Business Overview—Government Regulations”.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

We believe we are one of the leading global owners, developers and operators of supermarket-anchored shopping centers in major urban markets. Our 276 properties have a GLA of approximately 52 million square feet. As of December 31, 2017, Gazit-Globe's subsidiaries and First Capital operated properties with a total value of approximately U.S. $ 18.3 billion (NIS 63.5 billion) the value of properties of jointly-controlled entities, properties managed by us and First Capital properties, approximately U.S. $ 7.7 billion, (NIS 28.7 billion), of which is not recorded in our financial statements. We, through our public and private investees, acquire, develop and redevelop well-located supermarket-anchored neighborhood and community shopping centers in high-growth urban markets with high barriers to entry and strong demographic trends. Our properties are typically located in countries characterized by stable GDP growth, political and economic stability and investment-grade credit ratings, with the exception of our emerging markets operations in Brazil and Russia. As of December 31, 2017, over 95% of our occupied GLA was leased to retailers and the majority of our occupied GLA was leased to tenants that provide consumers with daily necessities and other non-discretionary products and services such as supermarkets, drugstores, discount retailers, moderately-priced restaurants, fitness centers, hair salons, banks, dental and medical clinics and other retail spaces. Our shopping centers draw high levels of consumer traffic and have provided us with growing rental income and strong and sustainable cash flows through different economic cycles.

Our properties are owned and operated through a variety of public and private subsidiaries and other investees. In 2017, our primary public subsidiaries were Citycon in Northern Europe, and Atrium in Central and Eastern Europe. Additionally, our private subsidiaries own and operate our shopping centers in Brazil, Israel, United States and Germany. Regency is presented as an available-for-sale financial asset. As a result of our sale of common shares of First Capital in 2017, we deconsolidated First Capital from our financial statements and are presenting the investment on an equity method basis.

Our strategy includes growing our cash flow through the proactive management of our properties, acquiring properties that offer long-term growth opportunities in high-growth urban markets, and making strategic divestments of non-core properties with limited growth potential.

Our strategy also includes growing our private real estate operations in irreplaceable locations in order to grow our cash flows and improve our cost structure through the creation of cost efficiencies and economies of scale. Moreover, we believe that increasing the number of properties we directly own will improve our financial ratios and, in turn, improve our financial strength, upgrade our debt rating, reduce financial costs and increase the return for shareholders.

We intend to continue focusing on owning and operating high quality supermarket-anchored neighborhood and community shopping centers and other necessity-driven retail real estate assets in high-growth urban markets with high barriers to entry and strong demographic trends and in countries with stable GDP growth, political and economic stability and investment-grade credit ratings. We believe this focus stabilizes the occupancy and NOI performance of our properties through different economic cycles.

We intend to continue expanding into new high-growth markets in politically and economically stable countries with compelling demographics by investing in high-growth necessity-driven asset types that generate strong and sustainable cash flow. We will use the knowledge and expertise gained from over 26 years of experience in entering new markets to assess opportunities, such as the establishment of new necessity-driven retail real estate businesses, the acquisition of real estate companies and the acquisition of properties, primarily supermarket-anchored shopping centers, and also other necessity-driven assets

We also intend to divest non-core properties and allocate our capital. For example, during 2017, we disposed of part of our holdings in the public companies in North America amounting to NIS 2.3 billion (U.S.$ 0.7 billion), and had established, during the year, a private operating arm, in U.S, Gazit Horizons Inc.

Factors Impacting our Results of Operations

Rental income. In 2017, our revenues were derived only from rental income. Our rental income is a product of the number of income-producing properties we own, the occupancy rates at our properties and the rental rates we charge our tenants.

Our rental income is impacted by a number of factors:

●	Global, regional and local economic conditions. The economic downturn of 2008 and 2009 caused many companies to take a more cautious approach to leasing activities. Potential tenants may want to consolidate, reduce overhead expenses and preserve operating capital. The downturn also impacted the financial condition of some of our tenants and their ability to fulfill their lease commitments which, in turn, impacted our ability in some of our regions to maintain or increase the occupancy level and/or rental rates of our properties. While the economy in most of our markets has improved since the downturn of 2008 and 2009, we still face macro-economic challenges in some of our markets, particularly in Europe, which remains particularly vulnerable to volatility, and Russia, which suffers from significant economic and political turmoil.

●	Scheduled lease expirations. As of December 31, 2017, leases representing 18.8% and 12.4% of the GLA of our properties will expire during 2018 and 2019, respectively. Our results of operations will depend on whether expiring leases are renewed and, with respect to renewed leases (including jointly-controlled entities), whether the properties are re-leased at base rental rates equal to or above our current average base rental rates. We proactively manage our properties to reduce the risk that expiring leases are not renewed or that properties are not re-leased and to reduce the risk that renewals and re-leases are at base rental rates lower than our current average base rental rates. However, our ability to renew leases at base rental rates equal to or above our current average base rental rates is dependent on a number of factors, including micro- and macro-economic factors in the markets in which we operate.

●	Availability of properties for acquisition. We grow our portfolio of properties through targeted acquisitions. Our results of operations depend on whether we are able to identify suitable properties to acquire and whether we can complete the acquisition of the properties we identify on commercially attractive terms. Our results of operations also depend on whether we successfully integrate acquisitions into our existing operations and achieve the occupancy or rental rates we project at the time we make the decision to acquire a property. Our results of operations for the year ended December 31, 2017 were impacted by the acquisition of 14 income-producing properties and the disposition of six income-producing properties across our markets which resulted in a net decrease in GLA of 1.9 million square feet (including First Capital, whose results of operations were impacted by the acquisition of eight income-producing properties and the disposition of two income-producing properties across our markets which resulted in a decrease in GLA of 0.2 million square feet). The results of operations for the year ended December 31, 2016 were impacted by the acquisition of 15 income-producing properties and the disposition of 36 income-producing properties across our markets which resulted in a net decrease in GLA of 1.7 million square feet.

●	Development and redevelopment. Our results of operations depend in part on our ability to develop new shopping centers and redevelop existing shopping centers in a timely and cost-efficient manner, in order to increase rental rates, as well as our ability to locate anchor tenants for these properties prior to the completion of such development or redevelopment. For the year ended December 31, 2017, we completed the development and redevelopment of properties representing 0.6 million square feet of GLA. For the year ended December 31, 2016, we completed the development and redevelopment of properties representing 0.4 million square feet of GLA (including First Capital). For the year ended December 31, 2015, we completed the development and redevelopment of properties representing 0.9 million square feet of GLA.

●	Other factors. Factors including changes in consumer preferences and fluctuations in inflation rates can affect the ability of tenants to meet their commitments to us. In addition, those factors and changes in interest rates, oversupply of properties, competition from other properties and prices of goods, fuel and energy consumption can affect our ability to continue renting our properties at the same rent levels.

Change in fair value of our properties. Our results of operations, are subject to changes in the fair market value of our properties. After initial recognition at cost (including costs directly attributable acquisitions), investment property is measured at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in fair value of investment property are recognized in profit or loss when they arise. Accordingly, such changes will impact our results of operations even though no actual disposition of assets took place and no cash or other value was received. Property valuation typically requires the use of certain judgments and assumptions with respect to a variety of factors, including supply and demand of comparable properties, the rate of local economic growth, interest rates, inflation and political and economic developments in the region in which the property is located. For the year ended December 31, 2015, valuation losses from investment property and investment property under development were NIS 497 million. For the year ended December 31, 2016, valuation gains from investment property and investment property under development were NIS 245 million. For the year ended December 31, 2017, valuation losses from investment property and investment property under development were NIS 42 million (U.S. $ 12 million).

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

Functional currency and currency fluctuations. We operate globally in multiple regions and countries within each region. Our functional currency and our reporting currency is the New Israel Shekel. The functional currency of our principal public subsidiaries as of December 31, 2017— Citycon and Atrium— is the Euro. The financial statements of these investees and our other equity-accounted investees whose functional currencies are not the NIS are translated into NIS when included in our financial statements. Our financial statements recognize the differences resulting from such translations as other comprehensive income (loss) in a separate component of shareholders’ equity under the capital reserve “foreign currency translation reserve”. Due to these differences resulting from such translations, our statement of comprehensive income (loss) reported a loss of NIS 0.5 billion for the year ended December 31, 2016 and a loss of NIS 0.1 billion (U.S.$17 million) for the year ended December 31, 2017. We are also exposed to risks associated with fluctuations in currency exchange rates between the NIS, the U.S. dollar, the Canadian dollar, the Euro and certain other currencies in which we conduct business. In order to reduce currency risk, our policy is to maintain a strong correlation between the currency in which we purchase our assets and the currency in which we assume liabilities relating to such purchases. As part of this policy, we enter into cross currency swap transactions and forward contracts. However, these transactions appear in the financial statements at their fair value and in some cases, these fair value changes are recognized in profit or loss which could materially impact our net income. Accordingly, during the year ended December 31, 2017, we recognized a revaluation gain of NIS 143 million (U.S.$ 40 million) and during the year ended December 31, 2016, we recognized a revaluation gain of NIS 35 million in profit or loss with respect to such derivatives. See also “Item 11–Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our hedging activities.

Shopping Centers

United States. In the United States, prior to the Regency Merger in March 2017, we acquired, developed and managed shopping centers through Equity One, which was a REIT listed on the New York Stock Exchange. See Note 8(d) to our audited consolidated financial statements included elsewhere in this annual report.

Commencing in 2017, the Company began operating in the income-producing property sector in the United States through the subsidiary (100%), Gazit Horizons, Inc.

Gazit Horizons was established as part of the Company's strategy of enhancing the private real estate component of its business. For information on the Company's plan of investment in Gazit Horizons, see Item 4 above. Gazit Horizons is engaged in the acquisition of income-producing and development properties in major cities across the United States.

To the date of this annual report, Gazit Horizons has acquired three properties for consideration of U.S$127.5 million.

In October 2017, Gazit Horizons completed the acquisition of its first income producing property in Manhattan, New York, for consideration of U.S.$ 73 million. The property is located on the Upper East Side of Manhattan and has a GLA of 8.5 thousand square meters.

In December 2017 Gazit Horizons completed the acquisition of an additional income producing property with a GLA of 32.6 thousand square meters in Boston, USA, for consideration of U.S.$ 24.8 million.

In addition, Gazit Horizons owns another asset for development in Miami, Florida, The asset was purchased for consideration of approximately U.S$ 29.5 million. The asset is located in Brickell and is comprised of 4.2 thousand GLA built on a plot of land sized 2,100 square meters of which 60 thousand square meters are authorized for construction.

As of December 31, 2017, Gazit Horizons holds two income-producing commercial assets and an additional property, which are included in the accounts of the Company at a value of approximately U.S.$ 129 million. The average occupancy rate of these income-producing properties as of December 31, 2017 is approximately 98.1%.

Canada. In Canada, we acquire, develop and manage income-producing properties, comprised mostly of shopping centers, through our investee First Capital, which is listed on the Toronto Stock Exchange. First Capital’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia.

The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2015	2016	2017
Our economic interest in First Capital	42.2%	36.4%	32.6%
Income-producing properties	155	158	160
Properties under development	3	2	1
GLA (millions of square feet)	23.8	24.7	24.0
Occupancy rate	94.8%	95.0%	96.1%
Average annualized base rent (C$ per sq. ft.)	18.84	19.39	19.69

	Year Ended December 31,
	2015	2016	2017	2017
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	2,001	1,960	1,926	556
Net operating income	1,254	1,223	1,214	350
Increase in value of investment property and investment property under development, net	125	640	1,266	365
Same property NOI growth (%) (1)	4.1	0.8	2.0	N/A

(1)	In 2015, 2016 and 2017 including expansion and development, same property NOI growth was 3.7%, 1.1%, and 2.5% respectively.

The decrease in First Capital’s rental income to NIS 1,926 million (U.S.$ 556 million) for the year ended December 31, 2017 from NIS 1,960 million for the year ended December 31, 2016 was primarily driven by a lower average C$/NIS exchange rate in 2017 compared to 2016, offset in part by an increase in rental rates due to step-ups and lease renewals at higher rates. The decrease in First Capital’s rental income to NIS 1,960 million for the year ended December 31, 2016 from NIS 2,001 million for the year ended December 31, 2015 was primarily driven by a lower average C$/NIS exchange rate in 2016 compared to 2015, offset in part by an increase in rental rates due to step-ups and lease renewals at higher rates.

The following table summarizes First Capital’s leasing activities for the years ended December 31, 2015, 2016, and 2017:

	Year Ended December 31,
	2015	2016	2017
Renewals
Number of leases	521	416	339
GLA leased (square feet at end of period, in thousands)	1,761	1,637	1,712
New contracted annualized rent per leased square foot (C$)	20.62	18.01	19.82
Prior contracted annualized rent per leased square foot (C$)	18.99	16.75	18.65
New Leases
Number of leases	301	316	351
GLA leased (square feet at end of period, in thousands)	983	945	1,197
Contracted annualized rent per leased square foot (C$)	20.95	24.54	17.98
Total New Leases and Renewals
Number of leases	822	732	750
GLA leased (square feet at end of period, in thousands)	2,744	2,582	2,909
Contracted annualized rent per leased square foot (C$)	20.74	20.40	19.06
Expired Leases
Number of leases	362	258	282
GLA of expiring leases (square feet at end of period, in thousands)	1,242	623	846

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

First Capital is witnessing several trends in the Canadian urban markets which could potentially affect its operations, inter alia the introduction of large U.S. retailers into the Canadian market, which accelerates growth and results in the repositioning of the tenants in First Capital's markets; several retail chains that have announced that they are reducing the distribution of their branches and closing stores and/or are bankrupt; a change in consumption habits and preferences, including the effect of online retail; the fact that the Canadian population is growing older, which in turn means that its needs will likely be mainly health, comfort and service based; changes in demand as a result of Canada's immigration policy; actions taken by local authorities in areas of operation of First Capital to increase the density of the population in populated areas. In addition, First Capital is witnessing fierce competition in the property acquisition sector that targets properties of the same quality as those that it owns and the related valuations reflect high demand for assets in desirable locations. As a result of the aforesaid continued changes, First Capital continues to focus on preserving the competitiveness of its shopping centers.

For the year ended December 31, 2017, First Capital’s gross new leasing including development and redevelopment space totaled 1,197 thousand square feet. Renewal leasing totaled 1,712 thousand square feet with a 6.3% increase over expiring lease rates. The weighted average rate per occupied square foot increased to C$ 19.55 at December 31, 2017 before acquisitions and dispositions from C$ 19.30 at December 31, 2016 as a result of rent escalations. During 2017, First Capital acquired properties with gross leasable area totaling 276 thousand square feet with an average lease rate of C$ 29.84, bringing the total portfolio average in place rent to C$ 19.69 per square foot at year end. Compared to the year ended December 31, 2016, average lease rate per occupied square foot increased by 2.0% during the year ended December 31, 2017.

During 2017, new term leases on existing space averaged C$ 15.38 per square foot, and renewals averaged C$ 19.82 per square foot. Newly developed space was leased at an average rate of C$ 37.26 per square foot. First Capital’s management considers that these openings and renewals broadly reflect market rates for the portfolio. First Capital’s management believes that the weighted average rental rate for the portfolio if leased at market rates would be in the C$ 25.0 to C$ 27.0 per square foot range, while the expiring leases during the next three years reflect an average rent per square foot of C$ 18.8.

First Capital intends to continue carrying out selective acquisitions of quality urban properties in attractive locations and properties adjacent to its existing properties, selective sales of properties that are not part of its core business, as well as to continue its development activities.

Northern Europe. In Northern Europe, we acquire, develop and manage shopping centers through our subsidiary Citycon, which is listed on the NASDAQ OMX Helsinki Stock Exchange. Citycon operates primarily in Finland, Norway, Sweden and as well as Denmark, and Estonia. The following data is presented on a fully consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2015	2016	2017
Our economic interest in Citycon	43.4%	43.9%	44.6%
Shopping centers (1)	62	58	46
Properties under development	1	1	1
GLA (millions of square feet) (1)	14.4	14.2	12.8
Occupancy rate	96.8%	96.2%	96.0%
Average annualized base rent (Euro per sq. ft.)	24.85	25.40	25.85

	Year Ended December 31,
	2015	2016	2017	2017
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income (1)	1,453	1,587	1,454	419
Net operating income (1)	989	1,083	986	284
Increase (decrease) in value of investment property and investment property under development, net	32	113	(177)	(51)
Same property NOI growth (%)	1.1	(1.2)	1.0	N/A

(1)	Including a jointly-controlled entity.

Citycon’s rental income for the year ended December 31, 2017 compared to the year ended December 31, 2016 decreased by 8.4% due mainly to the lower average EUR/NIS exchange rate in 2017 compared to 2016 and divestments offset by acquisition and redevelopment project come on line and increased in the same property rental income.

The increase in Citycon’s rental income by 9.2% for the year ended December 31, 2016 compared to the year ended December 31, 2015 was due mainly to the acquisition of the Norwegian operations offset by divestments.

The following table summarizes Citycon’s leasing activities for the years ended December 31, 2015, 2016, and 2017:

	Year Ended December 31,
	2015	2016	2017
Renewals
Number of leases	261	295	280
GLA leased (square feet at end of period, in thousands)	554	835	809
New contracted annualized rent per leased square foot (EUR)	31.1	23.7	28.2
Prior contracted annualized rent per leased square foot (EUR)	32.5	26.0	29.9
New Leases
Number of leases	634	809	762
GLA leased (square feet at end of period, in thousands)	1,312	1,968	1,857
Contracted annualized rent per leased square foot (EUR)	23.6	24.7	23.6
Total New Leases and Renewals
Number of leases	895	1,104	1,042
GLA leased (square feet at end of period, in thousands)	1,866	2,803	2,666
Contracted annualized rent per leased square foot (EUR)	25.8	24.4	25.1
Expired Leases
Number of leases	1,114	1,062	1,341
GLA of expiring leases (square feet at end of period, in thousands)	3,005	3,253	3,594

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

During 2017, the macro-economic environment in Sweden, Estonia and Denmark remained strong or relatively strong, while the economy in Finland recorded the highest growth rate in 5 years.

The projected GDP growth for 2018 in the areas in which Citycon operates is higher than the average GDP growth projected for the Eurozone (close to 2.4%), with the exception of Norway, with a projected growth of 1.9% and Denmark, with a projected growth of 2%.

During 2017, the rate of unemployment remained stable in Denmark, but decreased in Finland, Norway and Sweden. The consumer confidence index in Finland hits a record high, showed some increase in Estonia and remained relatively stable, with a slight decrease. The growth rate of retail sales, an index that affects Citycon's activity, grew slightly in Finland, Norway and Sweden and remained stable in Estonia and in Denmark.

During 2017, rental in central shopping centers in Finland remained relatively stable compared with 2016. In Sweden, rental in central shopping centers continued to rise, while the rental in such centers remained stable in Denmark and Estonia.

The average rent of the leases that began in 2017 was EUR 25.1 per square foot and the average annualized rent of the leases that ended in 2017 was EUR 25.7 per square foot More specifically, in Finland, the average annualized rent increased moderately during 2017 from EUR 29.2 per square foot to EUR 29.3 per square foot, and the occupancy rate increased to 93.0% from 92.8%. In Sweden and Denmark, during 2017, the average annualized rent decreased moderately from EUR 25.1 per square foot to EUR 25.0 per square foot, and the occupancy rate decreased to 96.3% from 97.6%. In Norway, the average annualized rent rose during 2017 from EUR 23.8 per square foot to EUR 24.3 per square foot and the occupancy rate decreased to 98.4% from 98.7%.

Citycon’s management believes that, as a whole, its existing rental rates correspond to the current rental market. In Sweden the retail rents for prime shopping centers continued to develop positively followed by retail sales growth. In Norway the shopping center rents have remained relatively stable. In Finland the economic growth has continued to improve towards the end of the year and rental levels have continued quite stable in the better quality centers. However, outside the Helsinki metropolitan are (HMA) and in secondary centers in the HMA, rental growth has often been negative, particularly when there is new competition. Also in Estonia the increased competition has put rents on pressure and the downwards pressure is expected to continue.

Central and Eastern Europe. In Central and Eastern Europe, we own, operate and develop shopping centers through Atrium, which is listed on the Vienna Stock Exchange and on the Euronext Stock Exchange, Amsterdam. Atrium operates primarily in Poland, the Czech Republic and Russia, as well as Slovakia, Hungary, Romania and Turkey. The following data is presented on a full consolidated basis without reflecting non-controlling interests.

	As of December 31,
	2015	2016	2017
Our economic interest in Atrium	54.9%	59.5%	59.6%
Shopping centers (1)	77	60	46
Properties under development	-	-	-
GLA (millions of square feet) (1)	13.2	11.9	11.7
Occupancy rate	96.9%	96.3%	96.2%
Average annualized base rent (Euro per sq. ft.)	13.83	14.02	14.76

	Year Ended December 31,
	2015	2016	2017		2017
	(NIS in millions except same property NOI growth)				(U.S.$ in millions)
Rental income (1)	1,213	1,133	1,101		318
Net operating income (1)	854	802	771		222
Increase (decrease) in value of investment property and investment property under development, net	(448)	62	-	(2)	-	(2)
Same property NOI growth (%)	(10.6)	(2.3)	6.4		N/A

(1)	Including equity-accounted joint-ventures.

(2)	Represents an amount of less than NIS 1 million or U.S. $ 1 million.

The decrease in Atrium’s rental income by 2.8% for the year ended December 31, 2017 compared to the year ended December 31, 2016 was due to the lower average EUR/NIS exchange rate in 2017 compared to 2016 and disposal of income producing property during 2017 offset by increased in the same property rental income.

The decrease in Atrium’s rental income by 6.6% for the year ended December 31, 2016 compared to the year ended December 31, 2015 was a result of a decrease in Russian rental income and by a lower average EUR/NIS exchange rate in 2016 compared to 2015.

The following table summarizes Atrium’s leasing activities for the years ended December 31, 2015, 2016 and 2017:

	Year Ended December 31,
	2015	2016	2017
Renewals
Number of leases	511	604	699
GLA leased (square feet at end of period, in thousands)	1,665	1,305	1,253
New contracted annualized rent per leased square foot (EUR)	14.04	18.05	20.39
Prior contracted annualized rent per leased square foot (EUR)	16.04	19.39	21.62
New Leases
Number of leases	178	277	251
GLA leased (square feet at end of period, in thousands)	408	760	962
Contracted annualized rent per leased square foot (EUR)	14.15	14.48	12.48
Total New Leases and Renewals
Number of leases	689	881	950
GLA leased (square feet at end of period, in thousands)	2,073	2,065	2,215
Contracted annualized rent per leased square foot (EUR)	14.04	16.71	16.94
Expired Leases
Number of leases	739	641	709
GLA of expiring leases (square feet at end of period, in thousands)	1,434	1,048	1,448

A significant portion of Atrium’s lease agreements are with international retail chains. Most of the lease agreements into which Atrium enters are linked to various consumer price indices. A growing number of Atrium’s lease agreements include provisions to raise the rent as the tenant’s income increases.

During 2017, Atrium experienced continuance of the trends that we recorded in previous years, of a steady growth in GDP in most countries in which Atrium operates (Poland- 3.8%; Czech Republic- 3.5%; Russia- 1.8%; and a similar trend in Slovakia, Hungary and Romania).

The positive growth and its anticipated persistence, alongside a low-interest environment and improvement in household spending capacity, have increased the volume of investment in real estate in 2017, which is expected to continue in 2018. This was particularly evident in Poland and the Czech Republic, with an increase of 4.4% in the volume of retail sales.

In Poland, one of the primary regions of operation of Atrium, the economy is not expected to be materially affected by the tension between the Polish government and the institutions of the European Union. Steady demands from Germany continue to power the local work market in Poland and the fiscal policy continues to support GDP growth. Nevertheless, growth is expected to slow down towards the end of 2018. On the other hand, the Company cannot predict these changes, including any negative changes, which may occur in the Polish economy and the Company's results due to the continuance of populistic legislation including the law to close grocery stores on some Sundays which was recently legislated.

In Russia, the stable oil prices, resulting from OPEC's production restrictions, had a positive effect on the economy and contributed to the relative stability of the Russian ruble in 2017 in comparison to previous years. On the other hand, the continued sanction policies against Russia employed by a number of Western countries, including the U.S., may have a detrimental effect on the Russian economy and as a result, a detrimental effect on our Company's results in Russia.

Atrium’s operating margin decreased from 96.4% for the year ended December 31, 2016 to 95.6% for the year ended December, 31 2017, the decrease in the operating margin is attributed to the impact of redevelopment projects. Atrium’s NOI rose 0.5% from EUR 179.6 million for the year ended December 31, 2016 to EUR 180.5 million for the year ended December, 31 2017. Occupancy rates decreased from 96.3% at the end of 2016 to 96.2% at the end of 2017, and same property NOI rose by 6.4% to EUR 145.8 million for the year ended December 31, 2017 compared to EUR 137.0 million for the year ended December 31, 2016, mainly due to the performance of the Russian portfolio.

Germany. We own and operate shopping centers in Germany through our wholly owned subsidiary, Gazit Germany. We fully consolidate the results of Gazit Germany.

	As of December 31,
	2015	2016	2017
Shopping centers	3	3	2
Other properties	1	-	-
GLA (millions of square feet)	0.5	0.5	0.4
Occupancy rate	84.5%	82.4%	81.4%
Average annualized base rent (Euro per sq. ft.)	15.47	15.02	17.33

	Year Ended December 31,
	2015	2016	2017	2017
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	38	36	30	9
Net operating income	20	21	16	5
Increase (Decrease) in value of investment property and investment property under development, net	9	(18)	18	5
Same property NOI growth (%)	(4.9)	8.9	(19.5)	N/A

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

	As of December 31,
	2015	2016	2017
Our economic interest in Gazit Development	84.7%	100%	100%
Shopping centers	9	9	9
Properties under development	1	-	-
GLA (millions of square feet)	1.4	1.4	1.5
Occupancy rate	96.9%	96.5%	97.5%
Average annualized base rent (NIS per sq. ft.)	112.91	120.11	118.22

	Year Ended December 31,
	2015	2016	2017	2017
	(NIS in millions except same property NOI growth)			(U.S.$ in millions)
Rental income	206	211	211	61
Net operating income	152	155	152	44
Increase in value of investment property and investment property under development, net	21	22	21	6
Same property NOI growth (%)	0.1	(0.4)	2.6	N/A

Brazil. In Brazil, we acquire, develop and manage shopping centers through our wholly-owned subsidiary, Gazit Brasil. Gazit Brasil also holds 4.3% stake in a corporation that holds a shopping center in Brazil. We fully consolidate the results of Gazit Brasil.

	As of December 31,
	2015	2016	2017
Shopping centers	6	8	7
Properties under development	1	-	-
GLA (millions of square feet)	0.84	1.5	1.3
Occupancy rate	87.2%	92.6%	97.2%
Average annualized base rent (BRL per sq. ft.)	81.34	57.94	102.51

	Year Ended December 31,
	2015	2016	2017	2017
	(NIS in millions)			(U.S.$ in millions)
Rental income	70	93	151	44
Net operating income	56	77	132	38
Increase (Decrease) in value of investment property and investment property under development, net	(110)	66	96	28
Share property NOI growth (%)	(8.7)	20.6	9.2	N/A

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

Property operating expenses. Property operating expenses primarily consist of taxes and fees on properties, repairs and maintenance of properties, salaries and other expenses relating to management of properties, insurance, security and utilities.

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

General and administrative expenses. General and administrative expenses primarily include salaries and other benefits, consulting and professional fees, depreciation, sales and marketing expenses and office maintenance.

Other income. Other income primarily consists of gain from bargain purchases in connection with acquisitions of investees, which results from shares in these investees having been acquired at a price lower than the fair value of the investees’ identifiable net assets, capital gain and other income.

Other expenses. Other expenses primarily consist of impairment loss, capital loss from property dispositions (including selling costs), and loss from the dilution of interest in investees.

Company’s share in earnings of equity-accounted investees, net. Company’s share in earnings (losses) of equity-accounted investees, net, reflects our share in First Capital's earnings since March 2017 due to loss of control, and certain joint ventures, primarily of Atrium and Citycon with third parties.

Finance expenses. Finance expenses primarily consist of interest paid, on and expenses related to, debentures, convertible debentures and liabilities to financial institutions and others, losses on financial derivatives, losses from early redemption of debentures, unwinding of financial derivatives, and exchange rate differences, net of finance expenses carried mainly to cost of real estate under development.

Finance income. Finance income primarily consists of gain from marketable securities, dividend income, interest income, and revaluation of financial derivatives.

Taxes on income (tax benefit). Taxes on income primarily consist of deferred tax benefit or expense, which arises mainly from changes in deferred tax liability with respect to investment property, as a result of changes in its fair value, as well as from deferred tax resulting from changes in corporate tax rates, deferred taxes resulting from changes in the fair value of financial derivatives, current tax expenses — including from disposal of properties — and taxes with respect to previous years.

Income (loss) from discontinued operations, net. In 2017, income (loss) from discontinued operations includes: the operating results of Equity One, due to its merger with Regency and the recognition of a gain on loss of control over Equity One as a result of the merger; the operating results of First Capital, due to the loss of control over it and the gain on deconsolidation following the loss of control; and, the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to Equity One and First Capital. In the comparable period in 2016, the income from discontinued operations, net, was comprised of: the operating results of Equity One, due to its merger with Regency; the operating results of First Capital, due to the loss of control over it; and a loss from impairment of capital notes and loans granted to Luzon Group, the realization of capital reserves from the translation of foreign operations, and the sale of Luzon Group shares.

Year ended December 31, 2017 compared to year ended December 31, 2016

	Year Ended December 31,		Increase (decrease)		Year Ended December 31,
	2016	2017			2017
	(NIS in millions)			Change (%)	(U.S.$ in millions)
Rental income	2,841	2,831	(10)	(0.4)	817
Property operating expenses	870	865	(5)	(0.6)	249
Net operating rental income	1,971	1,966	(5)	(0.3)	568
Fair value gain (loss) on investment property and investment property under development, net	245	(42)	(287)	(117.1)	(12)
General and administrative expenses	(436)	(386)	50	(11.5)	(111)
Other income	26	168	142	546.2	47
Other expenses	(223)	(166)	57	(25.6)	(48)
Company’s share in earnings of equity-accounted investees, net	106	434	328	309.4	125
Operating income	1,689	1,974	285	16.9	569
Finance expenses	(1,127)	(1,085)	42	(3.7)	(313)
Finance income	255	314	59	23.1	91
Income before taxes on income	817	1,203	386	47.2	347
Taxes on income (tax benefit)	153	(327)	(480)	(313.7)	(94)
Net income from continuing operations	664	1,530	866	130.4	441
Income from discontinued operations, net	2,516	(281)	(2,797)	(111.2)	(81)
Net income	3,180	1,249	(1,931)	(60.7)	360

Rental Income

The decrease of NIS 10 million (U.S.$ 3 million), or 0.4%, in rental income, or increase of NIS 102 million (U.S.$ 27 million), or 3.7%, excluding the impact of currency exchange rates, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was primarily due to:

●	an increase in Citycon’s net rental income by NIS 29 million mainly due to redevelopment projects coming online. The acquisitions of the adjacent building to Oasen shopping center in Norway and Straedet in Denmark added a total of NIS 19 million to rental income. In addition, positive like-for-like growth contributed to net rental income growth by NIS 8 million;

●	an increase of NIS 56 million in Gazit Brasil's rental income mainly due to acquisitions and the completion of development where average rental rates and recovery terms were higher than the rates and terms of disposed properties;

●	an increase of NIS 28 million in Atrium’s rental income, mainly due to the improvement in the economic environment of the market in Russia and due to a comparatively stronger ruble in 2017; and

●	an increase of NIS 7 million in rental income following the establishment of Gazit Horizon, whose activity entails the acquisition of income-producing and development properties in major cities across the United States, predominantly New York, Miami and Boston;

partially offset by:

●	a decrease of NIS 10 million in Atrium’s rental income, mainly due to the disposition of non-core properties in the Czech Republic and Poland, as well as temporary disruption and vacancies arising from the upgrade of, and extension works at, Atrium's two flagship shopping centers in Warsaw; and

●	a decrease of NIS 41 million in Citycon’s rental income primarily from the disposition of non-core properties.

Property operating expenses

The decrease of NIS 5 million (U.S.$ 1 million), or 0.6%, in property operating expenses, or increase of NIS 31 million (U.S.$ 8 million), or 3.6%, excluding the impact of currency exchange rates, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was primarily due to:

●	an increase in Citycon’s property operating expenses mainly due to higher maintenance expenses and property tax, which contributed NIS 14 million to property operating expenses;

●	an increase of NIS 18 million in Atrium’s property operating expenses primarily from higher maintenance and other facility related costs; a higher employment and marketing costs;

●	an increase in Gazit Development’s property operating expenses mainly due to higher property tax and other property operating expenses, which contributed NIS 3 million to property operating expenses; and

●	an increase of NIS 2 million in property operating expenses following the establishment of Gazit Horizon whose activity entails the acquisition of income-producing and development properties in major cities across the United States, predominantly New York, Miami and Boston;

partially offset by:

●	a decrease of NIS 6 million in Atrium’s property operating expenses primarily due to lower debt write-off from tenants compared to 2016.

Property operating expenses, as a percentage of rental income, was 30.6% for the year ended December 31, 2017 compared to 30.6% for the year ended December 31, 2016.

Same Property NOI

Same-property NOI is primarily impacted by changes in rental rates, operating expenses and the recovery of the latter from tenants, and changes in occupancy.

Same-property NOI increased by NIS 49 million, or 3.4%, for the year ended December 31, 2017 as compared to the year ended December 31, 2016. The increase in same-property NOI was primarily driven by an increase in minimum rent throughout the portfolio from rent commencements (net of concessions and abatements), renewals and contractual rent increases, including indexation increases and lower other operating costs.

Fair value gain (loss) from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2017, the fair value loss of our properties amounted to NIS 42 million (U.S.$ 12 million), compared with a gain of NIS 245 million, in 2016. The revaluation loss from investment property was mainly derived from Citycon’s properties, offset in part by fair value gain from properties in Brazil and in Israel.

With respect to our investment properties in Northern Europe, the weighted average yield requirement decreased in Finland mostly due to property divestments and completion of the Iso Omena redevelopment project. In Norway, the weighted average yield requirement increased due to increased yield requirements for better quality secondary shopping center properties. In Sweden and Denmark, the weighted average yield requirement decreased followed by the strong demand and low supply of prime properties and continued low interest rates. In Estonia the weighted average yield requirement decreased due to properties being attractive investment class in the low interest rate environment.

With respect to our investment properties in Central-Eastern Europe, the primary driver behind the revaluation during 2017 across our core Polish portfolio was the positive macro environment, which furthered the appetite for core retail assets in the country. However, across the Polish portfolio as a whole, this was largely offset by increasing yields and decreasing ERVs, as well as CAPEX requirements in the assets we are planning to dispose of. In the Czech Republic, the positive revaluation was due to yield compression in our major assets as well as rental growth and subsequent ERV increases. In Romania, the improvement in rental income compared to previous periods led to further positive revaluations, a trend also seen across our Russian portfolio. Slovakia experienced a net devaluation, arising from capital expenditure works related to the replacement of two food-anchored hypermarkets and the pressure they put on rental income levels while they are being undertaken.

Lastly, with respect to our investment properties in Brazil, the primary driver behind the revaluation during 2017 was increasing ERVs as a result of the higher rental fees in the renewal of contracts and improvement of tenants' mix; and the lower interest rate environment compared to 2016.

For additional information regarding average capitalization rates and average market rent per square meter used in the Group’s property valuations, by segment, as of December 31, 2017 and December 31, 2016, as well as a sensitivity analysis, refer to Notes 11 and 12 to our audited consolidated financial statements included elsewhere in this annual report.

It is difficult to predict whether these market factors will continue into future periods. The fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The decrease of NIS 50 million (U.S. $ 14 million), or 11%, in general and administrative expenses, or NIS 34 million (U.S.$ 9 million), or 8%, excluding the impact of currency exchange rates, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was mainly due to:

●	a decrease of NIS 32 million in Atrium's general and administrative expenses, mainly driven by decreased legal costs for legacy legal matters during the period; and

●	a decrease of NIS 6 million in the Company's general and administrative expenses, mainly due to lower salaries, consulting fees and other expenses.

partially offset by:

●	an increase of NIS 4 million in Citycon’s general and administrative expenses, mainly driven by higher personnel expenses, mainly severance costs and non-cash incentive expenses.

Other income

The increase of NIS 142 million (U.S. $ 41 million), or 546%, in other income, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was primarily due to capital gain of NIS 117 million on the sale of a property in Brazil.

Other expenses

The decrease of NIS 57 million (U.S.$ 16 million) or 26% in other expenses for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to:

●	a decrease due to a provision for legal proceedings at Atrium in an amount of NIS 12 million in 2017 compared to NIS 163 million in 2016;

partially offset by:

●	an increase in other expenses due to a capital loss of NIS 42 million on the sale of non-core properties in Atrium in 2017; and

●	an increase in other expenses due to an increase in goodwill amortization for previously acquired assets in Norway, in an amount of NIS 44 million in 2017, as a result of sale of some of those assets and due to a decrease in the Norwegian tax rate in 2017, compared to such goodwill amortization in an amount of only NIS 18 million in 2016.

Company's share in earnings of equity-accounted investees, net

The increase of NIS 328 million (U.S.$95 million) or 309% in the Company's share in earnings of equity-accounted investees, net, for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily comprised of the Company’s share in First Capital’s earnings from the date of loss of control (NIS 402 million) and the Company’s share in the earnings of Citycon's and Atrium's equity-accounted investees.

Finance expenses

The decrease of NIS 42 million (U.S.$ 12 million), or 4%, in finance expenses, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was primarily due to:

●	a decrease of NIS 54 million in interest expense due to lower interest-bearing debt in 2017 compared to 2016;
●	a loss of NIS 8 million on the revaluation of derivatives recognized in 2017 compared to a loss of NIS 25 million in 2016; and;

●	a decrease of NIS 14 million in the loss from early redemption of interest-bearing liabilities and financial derivatives in 2017 compared to 2016.

partially offset by:

●	a decrease of NIS 34 million in expenses charged to investment property under development.

 Finance income

The increase of NIS 59 million (U.S.$ 17 million), or 23%, in finance income, for the year ended December 31, 2017 compared to the year ended December 31, 2016, was primarily due to:

●	an increase of NIS 108 million from revaluation gain of financial derivatives, primarily with respect to currency hedging transactions; and

●	an increase of NIS 100 million from dividend income mainly from Regency;

partially offset by:

●	a decrease of NIS 133 million from realization of securities mainly due to the selling of BR Malls in Brazil in 2016 (which sale was not replicated by a comparable sale in 2017); and

●	a decrease of NIS 14 million in interest income.

Taxes on income

Tax benefit amounted to NIS 327 million (U.S.$ 94 million) in the year ended December 31, 2017 compared to NIS 153 million of taxes on income (U.S.$ 40 million) in the year ended December 31, 2016. Tax benefit in 2017 consist primarily of deferred tax income of NIS 512 million (U.S.$ 148 million) arising mainly from the change in the U.S. tax rate from 35% to 21% commencing in 2018 (NIS 421 million) (U.S.$ 121 million), and from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development and the disposal of properties (in 2016 – net deferred tax expense of NIS 101 million (U.S.$ 26 million)). In 2017, the Group companies recorded current tax expenses in an amount of NIS 147 million (U.S.$ 42 million) (of which NIS 104 million (U.S.$ 30 million) was with respect to the sale of assets), which included current tax income of NIS 30 million (U.S.$ 9 million) that was recorded against tax expenses carried directly to capital reserves, compared with current tax expenses of NIS 32 million (U.S.$8 million) in 2016. In addition, tax expenses of NIS 38 million (U.S.$11 million) were recognized in 2017 with respect to prior years, compared with NIS 20 million (U.S.$ 5 million) in 2016.

Income (loss) from discontinued operations, net

The loss from discontinued operations, net in 2017 is comprised of: the operating results of Equity One, due to its merger with Regency (refer to Note 8d to our audited consolidated financial statements included elsewhere in this annual report) and the recognition of a gain on loss of control over Equity One as a result of the merger; the operating results of First Capital, due to the loss of control over it (refer to Note 8e to our audited consolidated financial statements included elsewhere in this annual report) and the gain on deconsolidation following the loss of control; and the loss on realization of capital reserves from translation of foreign operations accumulated previously in other comprehensive income with respect to Equity One and First Capital. In the comparable period in 2016, the income from discontinued operations, net, was comprised of: the operating results of Equity One, due to its merger with Regency; the operating results of First Capital, due to the loss of control over it; and, a loss from impairment of capital notes and loans granted to Luzon Group, the realization of capital reserves from the translation of foreign operations, and the sale of Luzon Group shares.

Year ended December 31, 2016 compared to year ended December 31, 2015

	Year Ended December 31,		Increase
	2015	2016	(decrease)
	(NIS in millions)			Change (%)
Rental income	2,808	2,841	33	1.2
Property operating expenses	866	870	4	0.5
Net operating rental income	1,942	1,971	29	1.5
Fair value gain (loss) on investment property and investment property under development, net	(497)	245	742	(149.3)
General and administrative expenses	(450)	(436)	14	(3.1)
Other income	27	26	(1)	(3.7)
Other expenses	(755)	(223)	532	(70.5)
Company’s share in earnings of equity-accounted investees, net	126	106	(20)	(15.9)
Operating income	393	1,689	1,296	329.8
Finance expenses	(1,079)	(1,127)	(48)	4.4
Finance income	798	255	(543)	(68.0)
Income before taxes on income	112	817	705	629.5
Taxes on income (tax benefit)	(253)	153	406	(160.5)
Net income from continuing operations	365	664	299	81.9
Income from discontinued operations, net	1,941	2,516	575	29.6
Net income	2,306	3,180	874	37.9

Rental Income

The decrease of NIS 33 million, or 1.2% in rental income, or increase of NIS 82 million, or 2.6%, excluding the impact of currency exchange rates, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to:

●	Citycon's Norwegian business acquisition, which contributed NIS 235 million to gross rental income; and

●	an increase of NIS 24 million in Gazit Brasil's rental income mainly due to acquisitions, the completion of development where average rental rates and recovery terms were higher than the rates and terms of disposed properties;

offset in part by:

●	a decrease of NIS 100 million in Atrium's rental income, mainly due to disposition of non-core properties and the challenging economic environment and market in Russia;

●	a decrease of NIS 64 million in Citycon's rental income primarily due to property dispositions; and

●	a decrease of NIS 30 million in ProMed's rental income due to the completion of property sales during 2015.

Property operating expenses

The increase of NIS 4 million, or 0.5%, in property operating expenses, or increase of NIS 16 million, or 1.9%, excluding the impact of currency exchange rates, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to:

●	an increase in Citycon's property operating expenses mainly due the Norwegian business unit acquisition, which contributed NIS 74 million to gross rental income;

partially offset by:

●	a decrease of NIS 30 million in Atrium's property operating expense, primarily due to property dispositions.

●	a decrease of NIS 9 million in ProMed's property operating expenses due to the completion of property sales during 2015; and

●	a decrease of NIS 9 million in Citycon's property expenses primarily due to property dispositions.

Property operating expenses, as a percentage of rental income, was 30.6% for the year ended December 31, 2016 compared to 30.8% for the year ended December 31, 2015.

Same Property NOI

Same-property NOI is primarily impacted by changes in rental rates, operating expenses and the recovery of the latter from tenants, and changes in occupancy.

Same-property NOI decreased by NIS 9 million, or 0.7%, for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The decrease in same-property NOI was primarily driven by a net decrease in rental income and service charges in Russia, partially offset by an increase in minimum rent throughout the portfolio from rent commencements (net of concessions and abatements), renewals and contractual rent increases including indexation increases and lower other operating costs. Excluding Russia, the same property NOI for the year ended December 31, 2016 as compared to the year ended December 31, 2015 increased by 1.5%.

Fair value gain from investment property and investment property under development, net

We apply the fair value model as prescribed in IAS 40. During the year ended December 31, 2016, the fair value gain of our properties amounted to NIS 245 million, compared with a loss of NIS 497 million, in 2015. The revaluation gain from investment property was mainly derived from Citycon's moderate capitalization rate compression.

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

With respect to our investment properties in Central-Eastern Europe, the primary driver behind the revaluation during 2016 across our Polish portfolio was yield compression, partially offset by capital expenditures. In the Czech Republic, the positive valuation was also mainly due to yield compression in our major assets, but offset by estimated rental value (“ERV”) decreases in certain assets and capital expenditures. The positive revaluations in Slovakia and Romania were also due to yield compression. In Russia, the positive revaluation resulted from an increase in rental income compared to 2015. Hungary experienced a net devaluation due to continuing pressure on rental income levels.

For additional information regarding average capitalization rates and average market rent per square meter used in the Group’s property valuations, by segment, as of December 31, 2016 and December 31, 2015 as well as a sensitivity analysis, refer to Notes 11 and 12 to our audited consolidated financial statements included elsewhere in this annual report.

It is difficult to predict whether these market factors will continue into future periods. The fair value of our properties could be adversely impacted to the extent that capitalization rates increase as a result of an increase in borrowing costs or weakened demand for retail properties in the markets in which we operate.

General and administrative expenses

The decrease of NIS 14 million, or 3%, in general and administrative expenses, or NIS 13 million, or 3%, excluding the impact of currency exchange rates, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was mainly due to:

●	a decrease of NIS 38 million in Citycon's general and administrative expenses, mainly driven by the transaction costs during 2015 arising from the acquisition of the Norwegian operations as well as from strengthened cost controls;

partially offset by:

an increase of NIS 27 million in Atrium's general and administrative expenses, mainly driven by increased legal costs for legacy legal matters during 2016.

Other income

The decrease of NIS 1 million, or 4%, in other income, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to proceeds from tenants related to store closures.

Other expenses

The decrease of NIS 532 million or 70% in other expenses for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to:

●	a decrease due to a net loss on gaining control of Atrium in 2015, in an amount of NIS 14 million, due to the reclassification to the statement of income of capital reserves (mainly from translation differences on foreign operations) that had accumulated with respect to the investment in Atrium and were previously recognized as other comprehensive loss, in an amount of NIS 452 million, against a credit to capital reserves;

●	a decrease in capital loss on the disposal of properties (including selling costs) in an amount of NIS 103 million; and

●	a decrease in the amount of impairment of goodwill of acquired assets in Norway, which impairment was in an amount of NIS 18 million in 2016, and as a result of a decrease in the Norwegian tax rate, as compared to such goodwill impairment upon acquired assets in Norway in an amount of NIS 39 million in 2015;

partially offset by

●	an increase in other expenses due to a provision for legal proceedings at Atrium in an amount of NIS 163 million in 2016 compared to NIS 109 million in 2015.

Company's share in earnings of equity-accounted investees, net

The decrease of NIS 20 million or 16% in Company's share in earnings of equity-accounted investees, net, for the year ended December 31, 2016 compared to the year ended December 31, 2015 is comprised mainly of the Group’s share in the earnings of the equity-accounted investees of Citycon from lower fair value gain.

Finance expenses

The increase of NIS 48 million, or 4%, in finance expenses, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to:

●	a loss of NIS 25 million on the revaluation of derivatives recognized in 2016; and

●	an increase of NIS 52 million from liabilities that are linked to the Israeli CPI in the year ended December 31, 2016 compared to the year ended December 31, 2015;

partially offset by:

●	a decrease of NIS 33 million in the loss from early redemption of interest bearing liabilities and financial derivatives.

Finance income

The decrease of NIS 543 million, or 68%, in finance income, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to

●	a decrease of NIS 664 million from revaluation gain of financial derivatives, primarily with respect to currency hedging transactions;

partially offset by:

●	an increase of NIS 109 million from the realization of securities mainly due to the selling of BR Malls in Brazil and from dividend income; and

●	an increase of NIS 14 million in interest income.

Taxes on income

Taxes on income amounted to NIS 153 million in the year ended December 31, 2016 compared to NIS 253 million tax benefit in the year ended December 31, 2015. The increase of NIS 406 million, or 160%, was mainly due to deferred tax expenses of NIS 101 million arising mainly from the net changes in the temporary differences between the tax base for the fair value of investment property and investment property under development, including due to the disposal of properties, and from the change in the tax rates in Israel and Norway (in 2015 – deferred tax income of NIS 430 million that was also due to structural changes at subsidiaries and tax losses). In 2016, the Group recorded current tax expenses in an amount of NIS 32 million, compared with current tax expenses of NIS 77 million in 2015, which included current tax income of NIS 73 million that was recorded against tax expenses carried directly to capital reserves. In addition, tax expenses of NIS 20 million were recognized by the Group in 2016 with respect to prior years, compared with NIS 100 million in 2015.

Income from discontinued operations, net

Income from discontinued operations, net, includes the operating results of: Equity One, following the Regency Merger (refer to Note 8d to our audited consolidated financial statements included elsewhere in the annual report); First Capital, due to the loss of control over it (refer to Note 8e to our audited consolidated financial statements included elsewhere in the annual report); and Luzon Group in the comparative periods, as a result of Gazit Development selling the shares of Luzon Group in January 2016. In 2016, this line item included a loss of NIS 230 million (of which the Company’s share is NIS 195 million), which consists mainly of a net loss from impairment of capital notes and loans, from the realization of capital reserves from translation of foreign operations and from the sale of Luzon Group shares.

B.	Liquidity and Capital Resources

We conduct the substantial majority of our income producing property operations in the United States, Canada, Northern Europe and Central and Eastern Europe through our public subsidiaries and other investees. We also conduct our real estate development. We conduct the remainder of our operations, including our shopping center business in Israel, Brazil, United States and Germany, through privately owned subsidiaries.

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

Gazit-Globe and its wholly-owned subsidiaries also finance their operations from, among other things, dividends and/or interest payments received from Regency, Equity One (until March 2017), First Capital, Citycon, and Atrium. In the year ended December 31, 2017, we received dividend payments of NIS 912 million (U.S. $ 263 million) from these investees, compared to NIS 1,002 million (U.S.$ 260 million) in 2016 and NIS 832 million (U.S.$193 million) in 2015.

Because we conduct a significant portion of our operations through public investees, we believe that the most meaningful way to present our sources of liquidity and our capital resources is by referring on a separate basis to Gazit-Globe and its private subsidiaries, and to each of our principal public investees.

As of December 31, 2017, our available liquid assets on a consolidated basis, including short term investments, totaled NIS 1.8 billion (U.S.$ 525 million). As of December 31, 2017, we had revolving credit lines on a consolidated basis in a total amount of NIS 8.2 billion (U.S.$ 2.4 billion), of which we had drawn a total of NIS 2.1 billion (U.S.$ 0.6 billion) and had NIS 6.0 billion (U.S.$ 1.7 billion) available for immediate drawdown. Additionally, First Capital, our investee which we account for according to the equity method, has revolving credit facilities in a total amount of NIS 3.3 billion (U.S.$ 0.9 billion), of which First Capital has utilized NIS 1.9 billion (U.S.$ 0.5 billion). In total, our liquid assets and approved unutilized credit facilities on a consolidated basis as of December 31, 2017 amounted to NIS 7.8 billion (U.S.$ 2.2 billion). In addition, First Capital, had liquidity including available undrawn credit facilities of NIS 1.4 billion (U.S.$ 0.4 billion). As of December 31, 2017, we held on a consolidated basis unencumbered investment property with a total fair value of NIS 30.0 billion (U.S.$ 8.7 billion) on a consolidated basis. Our interest-bearing debt on a consolidated basis was NIS 26.6 billion (U.S.$ 7.7 billion).

As of December 31, 2017, we had a negative working capital balance of NIS 617 million (U.S.$ 179 million) on a consolidated basis. We believe that the above-mentioned sources, including our revolving, approved credit lines (under which NIS 6.0 billion (U.S.$ 1.7 billion) was available for immediate drawdown as of December 31, 2017) on which we may draw to pay down our current liabilities if we do not refinance them, together with the positive cash flow generated from operating activities, will allow us to repay current liabilities when due.

As of December 31, 2017, the available liquid assets of Gazit-Globe and its private subsidiaries, including short term investments, totaled NIS 1,297 million (U.S.$ 201 million). As of December 31, 2017, Gazit-Globe and its private subsidiaries had revolving credit lines in a total amount of NIS 4.9 billion (U.S.$ 1.4 billion), of which they had drawn a total of NIS 2.1 billion (U.S.$ 0.6 billion) and had NIS 2.8 billion (U.S.$ 0.8 billion) available for immediate drawdown. In total, the liquid assets and approved unutilized credit facilities of Gazit-Globe and its private subsidiaries as of December 31, 2017 amounted to NIS 4.0 billion (U.S.$ 1.2 billion) on a consolidated basis. As of December 31, 2017, Gazit-Globe and its private subsidiaries also had on a consolidated basis unencumbered investment property with a fair value of NIS 2.7 billion (U.S.$ 0.8 billion). The interest-bearing debt of Gazit-Globe and its private subsidiaries was NIS 13.8 billion (U.S.$ 4.0 billion) as of December 31, 2017.

Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries

We have set forth below information regarding the credit facilities and other indebtedness of Gazit-Globe and its private subsidiaries. As of December 31, 2017, Gazit-Globe and its private subsidiaries had outstanding debentures in an aggregate amount of NIS 10.1 billion (U.S.$ 2.9 billion) and indebtedness to financial institutions in an aggregate amount of NIS 3.8 billion (U.S.$ 1.1 billion).

In addition to the debentures outstanding as of the 2017 year-end, in February 2018, Gazit-Globe offered and sold a new series of debentures— series M, unsecured, non-convertible debentures in Israel. Pursuant to the offering, the Company offered and sold a total of 860,458 units of series M debentures (each unit of NIS 1,000 principal amount) for aggregate gross proceeds of approximately NIS 860.5 million (approximately US $243.2 million). The Series M debentures were listed for trading only on the TASE.

The following table sets forth information regarding the credit facilities and other indebtedness to which Gazit-Globe and its private subsidiaries are party as of December 31, 2017:

Facilities	Denomination	Carrying Amount of Liability (NIS in millions)	Maturity (Years)	Aggregate Availability (NIS in millions)	Amount Outstanding (NIS in millions)	Weighted Average Interest Rate
Revolving Facilities	Various(1)	2,120	2.2	2,820	4,940	3.7%
Term Loan	EUR	411	1.1	N/A	N/A	2.7%
Term Loan	U.S.$	602	6.7	N/A	N/A	5.8%
Floating-Rate mortgages	NIS	106	4.2	N/A	N/A	2.9%
Fixed-Rate mortgages	NIS+Israeli CPI	522	2.2	N/A	N/A	2.5%
Total		3,761

(1)	NIS 415 million is denominated in EUR, NIS 356 million is denominated in C$ and NIS 1,282 million is denominated in U.S.$. and the remainder is denominated in NIS net of NIS 19 million of deferred expenses.

The following table sets forth information regarding Gazit-Globe’s outstanding debentures as of December 31, 2017:

Series	Par Value Outstanding	Balance in the Financial Statements	Type of Interest and Annual Rate	Effective Interest Rate	Final Maturity	Linkage Basis Terms/ Denominations
	(NIS in millions)	(NIS in millions)
Series C	349	430	4.95%	4.88%	2018	increase in the Israeli CPI
Series D	2,069	2,437	5.10%	5.02%	2021	increase in the Israeli CPI
Series I	458	533	5.30%	5.58%	2018	increase in the Israeli CPI
Series J (Secured)	683	775	6.50%	5.76%	2019	increase in the Israeli CPI
Series K	2,653	2,845	5.35%	4.35%	2024	increase in the Israeli CPI
Series L	2,958	3,031	4.00%	3.67%	2027	increase in the Israeli CPI
Total		10,051

Gazit-Globe’s revolving credit facilities and its term loans are secured by pledges of its shares of its public investees. Gazit-Globe’s series J debentures are secured by interests in property owned by Gazit Development. For further information on the debentures’ terms and maturity table, see Note 19 to our audited consolidated financial statements included elsewhere in this annual report.

As of December 31, 2017, the Company has pledged in favor of its revolving credit facilities 12.1 million shares of Regency (representing 7.1% of its share capital), 75.8 million shares of First Capital (representing 31.0% of its share capital), 336 million shares of Citycon (representing 37.8% of its share capital) and 125.3 million shares of Atrium (representing 33.2% of its share capital).

The revolving credit facility agreements include cross-default and acceleration provisions (including with respect to the debt of certain investees), such as: change in control in such investees, certain material legal proceedings (including, but not limited to, liquidation, receivership and asset sale), discontinuing/suspension of trading in the pledged shares and a sharp drop in their quoted price.

The terms of certain of the debt instruments also contain covenants, including requirements for Gazit-Globe and certain investees to maintain certain financial ratios. As of December 31, 2016, Gazit-Globe was in compliance with all of such covenants that were in effect at such time.

The terms of certain of the debt instruments set forth in the table above and the credit facilities with Israeli banks contain covenants, including: (i) ratio of actual drawn credit to market value of securities (marketable securities of public investees of the Company) in the maximum range of 50% to 80% as was determined in the credit agreements, (ii) minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company, (iii) ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%, (iv) ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other privately owned entities) of the Company, shall not exceed 77.5%, based on equity method accounting, (v) equity attributable to equity holders of Atrium shall not be less than € 1.5 billion, (vi) liabilities bearing net interest of Atrium to total consolidated balance sheet of Atrium shall not be higher than 45%, (vii) ratio of actual debt to value of securities (pledged Citycon shares which fair value is the average of its market value and net asset value) shall not exceed 70%, (viii) the Company's average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million, (viv) the ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of Citycon shall not be less than 30%, (x) the ratio of shares pledged to the bank shall not be less than 15% of the issued and paid up share capital of Citycon and also that, in the event a financial institution (which is not a financial manager of others or for others) holding Citycon shares for itself at a rate in excess of 15%, the Company shall pledge additional Citycon shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of Citycon shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of Citycon, but not more than 30.1% of the issued and paid up capital of Citycon, (xi) the ratio of Citycon shares held directly and indirectly by the Company shall not be less than 30% of the share capital of Citycon, (xii) ratio of Citycon's EBITDA (with certain adjustments) to Citycon’s net financial expenses shall not be less than 1.6, (xiii) the ratio of First Capital shares held directly and indirectly by the Company shall not be less than 20% of the share capital of First Capital, (xiv) ratio of First Capital 's net financial debt according to the portion of First Capital shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to First Capital's EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters, (xv) ratio of quarterly dividend from First Capital shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%), (xvi) Ratio of First Capital's EBITDA to First Capital's finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters, (xvii) Ratio of First Capital's proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated First Capital's real estate value (by the ratio of First Capital's shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters, (xviii) aggregate annual dividend from First Capital shares secured to a credit facility shall not be less than CAD 0.8 per share, (xix) Ratio of First Capital's net debt to net assets shall not exceed 65%, (xx) First Capital's ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

Some of Gazit Globe’s credit facilities also include additional customary conditions requiring their immediate repayment. Such customary conditions, include, but are not limited to: the change of control in the Company, consolidated subsidiaries or in companies whose securities are pledged to secure the facility, structural changes, cross default, certain material legal proceedings (including with respect to liquidation, receivership and asset sale proceedings), and cessation of activities.

The trust agreements to which Gazit-Globe is party in connection with its various debenture series contain affirmative and negative financial covenants with which it must comply for so long as those debenture series are outstanding, as described immediately below:

As part of the issuance of its series L debentures, the Company has agreed to comply with the following covenants: maintenance of minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; and credit rating in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: absence of change of control. In addition, any event that will require the Company to immediately redeem its listed debentures in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. In addition, a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the current time, the Company is in compliance with the above covenants.

As part of the issuance of its series M debentures, the Company has agreed to comply with certain primary covenants. (See Note 38c to our audited consolidated financial statements included elsewhere in this annual report).

During 2017, the Company repurchased debentures with a par value of NIS 65 million (series A, C, E and I) through market trades for consideration of NIS 77 million. The repurchase had no material impact on the Company’s financial statements. The repurchased debentures were cancelled and delisted.

We believe, based on currently proposed plans and assumptions relating to Gazit-Globe’s operations, that its existing financial arrangements will be sufficient to satisfy its cash requirements for at least the next twelve months.

Credit Facilities and Other Indebtedness of Other Group Entities

We have set forth below information regarding the indebtedness of other group entities.

First Capital

The following table sets forth information regarding First Capital’s indebtedness as of December 31, 2017:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (C$ in thousands)	Maturity (years)
Unsecured debentures	C$	4.36	4.42	2,595,966	5.7
Unsecured convertible debentures (1)	C$	4.45	6.12	54,293	2.2
Mortgages	C$	4.30	4.30	1,060,339	4.7
Unsecured credit facilities (C$950 million)(2)	C$	BA + 1.20% / Prime + 0.20% / US$ LIBOR + 1.20%	BA + 1.20% / Prime + 0.20% / US$ LIBOR + 1.20%	485,727	2020-2022
Secured credit facilities (C$150 million)(2)	C$	BA + 1.125% / Prime + 0.125%	BA + 1.125% / Prime + 0.125%	95,900	2018-2019
				4,292,225

(1)	After the reporting date, First Capital redeemed the entire outstanding principal amount plus accrued interest.

(2)	As of December 31, 2017, the total availability for immediate drawdown amounted to C$ 503.5 million, net of letter of credits provided.

In light of the resources that are available to First Capital as of December 31, 2017, mainly unused and committed credit facilities available for immediate drawdown in the amount of C$ 503.5 million (NIS 1,392 million), and cash and cash equivalents in the amount of C$ 11.5 million (NIS 31.8 million), in addition to the positive cash flows from operating activities, we believe that First Capital has sufficient cash and resources to cover its contractual obligations for the next year.

Citycon

The following table sets forth information regarding Citycon’s indebtedness as of December 31, 2017:

Debt Instrument(1)	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Unsecured debentures	EUR	2.60	2.65	1,489,400	5.4
Unsecured debentures - variable interest	NOK	2.42	2.42	126,500	3.2
Unsecured debentures - fixed interest (2)	NOK	3.42	3.43	242,000	7.6
Term loan	NOK	2.17	2.17	101,172	5.5
Total				1,959,072

(1)	Excluding commercial papers amounting to EUR 124.1 million.

(2)	Citycon has entered into interest rate swap transactions to pay fixed interest rates with respect of a notional amount of EUR 228.7 million of these variable interest loans.

Since Citycon’s strategy is based on expansion, Citycon will need both equity capital and borrowings. Its goal is to arrange financing on a long term basis and to avoid any large concentration of maturity dates for its indebtedness. Citycon aims to guaranty the availability and flexibility of financing through unused lines of credit and by using several banks and financing methods.

As of December 31, 2017, the resources available to Citycon mainly consist of unused and committed credit facilities in the amount of EUR 530.5 million (NIS 2,203 million), unutilized cash pools in the amount of EUR 25.2 million (NIS 104.6 million), and cash and cash equivalents in the amount of EUR 3.7 million (NIS 15.4 million), together with the addition of the positive cash flows from operating activities, In light of these resources, we believe that Citycon has sufficient cash and resources to cover its contractual obligations for the next year. In the long-term, Citycon may consider debt refinancing, new bond issues, or disposals of investment properties.

Atrium

The following table sets forth information regarding Atrium’s indebtedness as of December 31, 2017:

Debt Instrument	Denomination	Average Interest Rate (%)	Average Effective Interest Rate (%)	Carrying Amount of Liability (EUR in thousands)	Maturity (years)
Fixed rate unsecured debentures	EUR	3.77	3.78	834,392	3.9
Secured loan at floating rate	EUR	1.93	1.99	134,897	9.9
				969,289

As of December 31, 2017, the financing sources available to Atrium mainly consist of unused and committed credit facilities in the amount of EUR 225 million (NIS 934.3 million) and cash and cash equivalents of EUR 71.9 million (NIS 298.6 million). Atrium management plans to meet its contractual obligations to repay its debt through a combination of sources, including replacement secured and unsecured credit facilities, proceeds from the issuance of equity, convertible securities, proceeds from property dispositions and available cash.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows.

	Year Ended December 31,			Increase (Decrease)
	2015	2016	2017	2015 Vs 2016	2016 Vs 2017
	(NIS in millions)			(%)
Net cash provided by operating activities	1,514	1,909	785	26	(59)
Net cash provided by (used in) investing activities	(4,437)	(3,306)	756	25	123
Net cash provided by (used in) financing activities	4,665	927	(2,113)	(80)	(328)
Cash and cash equivalents, end of period	2,125	1,520	954	(28)	(37)

Net Cash Provided by Operating Activities

Net cash provided by operating activities consists primarily of net operating income from our income producing properties (rental and other revenues less property operating expenses) and dividends from entities accounted according to the equity method, less cash flows used in general and administrative expenses and net interest expense.

Net cash provided by operating activities totaled NIS 785 million (U.S.$ 226 million) for the year ended December 31, 2017 compared to NIS 1,909 million for the year ended December 31, 2016. The decrease of NIS 1,124 million, or 59%, was due primarily to the deconsolidation of Equity One and First Capital. (See Notes 8d and 8e to our audited consolidated financial statements included elsewhere in this annual report).

Net cash provided by operating activities totaled NIS 1,909 million for the year ended December 31, 2016 compared to NIS 1,514 million for the year ended December 31, 2015. The increase of NIS 395 million, or 26%, was primarily due to negative operating activities from Luzon Group recognized in 2015 and due to timing differences especially in interest payments.

Net Cash provided by (Used in) Investing Activities

Net cash providently (used in) investing activities consists primarily of property acquisitions and dispositions, costs incurred with respect to developments, investment in shares of investees and investments in (disposals of) available-for-sale and other financial assets.

Net cash provided by investing activities totaled NIS 756 million (U.S.$ 219 million) for the year ended December 31, 2017 compared with NIS 3,306 million used in investing activities for the year ended December 31, 2016. The increase of NIS 4,062 million in cash provided by investing activities, or 123%, was primarily due to the increase of NIS 1,372 million from net proceeds from sale of short-term investments and financial assets compared to 2016, and a decrease of NIS 2,442 million with respect to the acquisition of investment properties, net of disposition, for 2017 compared with 2016.

Net cash used in investing activities totaled NIS 3,306 million for the year ended December 31, 2016 compared with NIS 4,437 million used in investing activities for the year ended December 31, 2015. The decrease of NIS 1,131 million, or 25%, was primarily due to initial consolidation of Atrium and the acquisition of a Norwegian operation for NIS 1,088 million recognized in 2015, a decrease of NIS 1,107 million in investments and loans to investees for 2016 compared with 2015, offset by an increase of NIS 955 million with respect to the acquisition of investment properties, net of cash flows from disposition, for 2016 compared with 2015.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities consists primarily of capital issuance by Gazit-Globe and its subsidiaries, proceeds from obtaining loans, proceeds from credit facilities and the issuance of debentures and convertible debentures, less repayment and redemption of debt, acquisition of non-controlling interests and dividends paid to shareholders.

Net cash used in financing activities totaled NIS 2,113 million (U.S.$ 610 million) for the year ended December 31, 2017 compared with NIS 927 million net cash provided by financing activities for the year ended December 31, 2016. The decrease of NIS 3,040 million, or 328%, was primarily due to a decrease of NIS 2,680 million in net debenture issuances compared to the year ended December 31, 2016; a decrease of NIS 1,339 million in capital issuance to non-controlling interests to the year ended December 31, 2017 compared to the year ended December 31, 2016, and an increase of NIS 515 million in repayment and early redemption of debentures and convertible debentures to the year ended December 31, 2017 compared to the year ended December 31, 2016, offset in part by an increase of NIS 931 million due to proceeds from obtaining loans, net of loans repayment, in the year ended December 31, 2017 compared to the year ended December 31, 2016; an increase of dividend payments of NIS 679 million to the equity holders of the Company and to non-controlling interests in the year ended December 31, 2017 compared to the year ended December 31, 2016.

Net cash provided by financing activities totaled NIS 927 million for the year ended December 31, 2016 compared with NIS 4,665 million net cash used in financing activities for the year ended December 31, 2015. The decrease of NIS 3,738 million, or 80%, is primarily due to a decrease of NIS 2,493 million in net debenture issuance compared to the year ended December 31, 2015 and a decrease of NIS 1,067 million due to proceeds from obtaining long-term and short-term credit from banks and others, net of repayments to the year ended December 31, 2016 compared to the year ended December 31, 2015 and NIS 586 million in capital issuance recognized in 2015 and a decrease of NIS 1,092 million due to capital issuance to non-controlling interests and sale of shares to non-controlling interests to the year ended December 31, 2016 compared to the year ended December 31, 2015 and an increase of dividend payments of NIS 140 million to the equity holders of the company and to non-controlling interests, offset in part by an increase of NIS 727 million in repayment and early redemption of debentures and convertible debentures and an increase of NIS 1,062 million due to proceeds from obtaining loans, net of loans repayment, in the year ended December 31, 2016 compared to the year ended December 31, 2015.

2017. During the year ended December 31, 2017, we primarily financed our activities via:

●	receipt of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 809 million, comprised of NIS 106 million repaid by Gazit-Globe and its private subsidiaries, U.S.$ 46 million received by Equity One until March 2017, C$ 272 million received by First Capital until March 2017, EUR 21 million repaid by Citycon, EUR 26 million received by Atrium; and

●	the sale of financial assets (mainly Regency shares) and short-term investment s amounting to NIS 1,205 million.

partially offset by:

●	the issuance of debentures, net of repayments, amounting to NIS 1,919 million, comprised of the net repayment of C$ 231 million of debentures by First Capital until March 2017, net repayment of EUR 34 million by Citycon, net repayment of debentures of EUR 4 million by Atrium and net repayment of debentures by Gazit-Globe in the amount of NIS 1,140 million; and

●	dividend distribution to holders other than Gazit-Globe amounting to NIS 876 million mainly comprised of NIS 205 million paid by Gazit-Globe, U.S.$ 17 million paid by Equity One until March 2017, C$ 34 million paid by First Capital until March 2017, EUR 65 million paid by Citycon and EUR 62 million paid by Atrium.

2016. During the year ended December 31, 2016, we primarily financed our activities via:

●	the issuance of equity amounting to NIS 1,348 million, comprised of the issuance of C$ 291 million of equity securities by First Capital and U.S.$ 120 million of equity securities by Equity One;

●	the issuance of debentures, net of repayments, amounting to NIS 1,276 million, comprised of the net issuance of C$ 237 million of debentures by First Capital, net issuance of EUR 347 million by Citycon, net repayment of debentures of EUR 18 million by Atrium and net repayment of debentures by Equity One in the amount of U.S.$ 30 million and net repayment of debentures by Gazit-Globe in the amount of NIS 691 million; and

●	the sale of First Capital’s shares amounting to C$ 117 million;

partially offset by:

●	acquisition of non-controlling interests amounting to NIS 349 million;

●	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 122 million, comprised of NIS 761 million received by Gazit-Globe and its private subsidiaries, U.S.$ 61 million received by Equity One, C$ 12 million repaid by First Capital, EUR 201 million repaid by Citycon, EUR 50 million repaid by Atrium; and

●	dividend distributions to holders other than Gazit-Globe amounting to NIS 1,555 million mainly comprised of NIS 295 million paid by Gazit-Globe, U.S.$ 82 million paid by Equity One, C$ 127 million paid by First Capital, EUR 75 million paid by Citycon and EUR 66 million paid by Atrium.

2015. During the year ended December 31, 2015, we primarily financed our activities via:

●	the issuance of equity amounting to NIS 2,870 million, comprised of the issuance of equity amounting to NIS 586 million in Gazit-Globe, C$ 105 million of equity securities by First Capital, U.S.$ 109 million of equity securities by Equity One, EUR 345 million of equity securities by Citycon and EUR 3 million of equity securities by Atrium;

●	the issuance of debentures, net of repayments, amounting to NIS 3,042 million, comprised of the net issuance of C$ 81 million of debentures and convertible debentures by First Capital, net issuance of debentures by Gazit-Globe and its private subsidiaries in the amount of NIS 1,194 million, net issuance of EUR 578 million by Citycon, net issuance of EUR 37 million by Atrium, and net repayment of debentures by Equity One in the amount of U.S.$ 220 million, net repayment of debentures by Luzon Group and its subsidiary in the amount of NIS 193 million; and

●	the sale of Equity One’s shares amounting to NIS 482 million;

partially offset by:

●	acquisition of non-controlling interests amounting to NIS 197 million;

●	repayments of long-term loans and credit facilities, net of loans and proceeds from credit facilities, amounting to NIS 117 million, comprised of NIS 1,705 million received by Gazit-Globe and its private subsidiaries, U.S.$ 229 million received by Equity One, C$ 99 million received by First Capital, NIS 55 million received by Luzon Group, EUR 584 million repaid by Citycon, EUR 109 million repaid by Atrium and NIS 77 million repaid by Gazit Development; and

●	dividend distributions to holders other than Gazit-Globe amounting to NIS 1,415 million mainly comprised of NIS 328 million paid by Gazit-Globe, U.S.$ 77 million paid by Equity One, C$ 110 million paid by First Capital and EUR 51 million paid by Citycon and EUR 46 million paid by Atrium.

Distributions

In November 1998, Gazit-Globe’s board of directors adopted a policy of distributing a quarterly cash dividend, pursuant to which each year it announces the amount of the minimum dividend it will pay in the four quarters of the coming year. Our distribution policy is subject to the existence of adequate amounts of distributable profits at the relevant dates, and is subject to our discretion, including concerning the appropriation of our profits for other purposes and/or the revision of this dividend distribution policy. On April 24, 2017, Gazit-Globe paid a quarterly cash dividend of NIS 0.35 (U.S.$ 0.10) per share. On July 3, 2017, Gazit-Globe paid a quarterly cash dividend of NIS 0.35 (U.S.$ 0.10) per share. On October 3, 2017, Gazit-Globe paid a quarterly cash dividend of NIS 0.35 (U.S.$ 0.10) per share. On January 2, 2018, Gazit-Globe paid a quarterly cash dividend of NIS 0.35 (U.S.$ 0.10) per share. On April 24, 2018 Gazit-Globe paid a quarterly cash dividend of NIS 0.38 (U.S.$ 0.11) per share.

In January 2018, we announced that our quarterly dividends to be declared in 2018 will be NIS 0.38 (U.S.$ 0.11) per share per quarter (NIS 1.52 (U.S.$ 0.44) per annum).

Our ability to pay dividends is dependent on dividends distributed to us by our investees and funds distributed by our private subsidiaries. In the event that our investees are restricted from distributing dividends due to their earnings, financial condition or results of operations or they determine not to distribute dividends, including as a result of taxes that may be payable with respect to such distribution, and in the event that our ability to obtain debt or equity financing is restricted or limited, we may not be able to pay dividends in the amounts otherwise anticipated or at all. The terms of our credit facilities and our outstanding debenture series condition our ability to distribute dividends upon our remaining in compliance with various affirmative and negative financial covenants under the credit agreements and trust agreements to which we are party in connection with our indebtedness. Those covenants are described above in this Item 5.B under “Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries.” We cannot distribute dividends in amounts that would cause us to breach those financial covenants. If we decrease or discontinue our dividend payments, the market price of our ordinary shares may decrease.

For our discussion of the use of financial instruments for hedging purposes, see “Item 11—Quantitative and Qualitative Disclosures About Market Risk.”

For our discussion of our material commitments for capital expenditures, see “Cash Flows” above in this section and Note 25(c) to our audited consolidated financial statements included elsewhere in this annual report.

Additional Supplemental Investor Information Concerning Our Assets and Liabilities

The following table presents additional information summarizing our assets as of December 31, 2017. The table presents information on the assets of Gazit-Globe and its private subsidiaries, with each of our public subsidiaries and First Capital being presented according to the equity method under IFRS and Regency at market value. This table presents the book value attributable to our private subsidiaries on a gross asset basis.

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

Assets Summary Table

Name of Company/Region	Type of Security/Property	Holding (Number of Shares)	Book Value(1)(2)		Market Value(3)
			NIS	U.S.$	NIS	U.S.$
			In millions
Regency (4)	Shares (NYSE)	18.5	4,432	1,278	4,432	1,278
First Capital	Shares (TSX)	79.6	4,643	1,340	4,562	1,316
Citycon	Shares (OMX)	396.9	4,078	1,176	3,556	1,026
Atrium	Shares (Euronext,VSX)	224.7	4,540	1,309	3,873	1,117
Israel	Income-producing property	-	2,619	755	-	-
Land in Israel	property under development and land	-	154	44	-	-
Brazil	Income-producing property	-	1,882	543	-	-
Unites States	Income-producing properties and lands	-	446	129	-	-
Property in Europe	Income-producing property	-	374	108	-	-
Land in Europe	property under development and land	-	183	53	-	-
Total book value			23,351	6,735

(1)	With respect to the book value of securities, this represents the investment in such securities as of December 31, 2017 according to the equity method under IFRS except for Regency which presented at market value. The presentation of our investment in securities of our public subsidiaries and equity-accounted investees is according to the equity method under IFRS. The table presents the book value of such investment with each public subsidiary and equity-accounted investee on an unconsolidated basis. As a consequence, the value of assets in this table less net liabilities presented in the following table results in a net asset value equal to the equity attributable to equity holders of the Company in our audited consolidated financial statements.

(2)	With respect to the book value of properties, this represents the fair value of such properties as of December 31, 2017 as determined in accordance with IAS 40 and as such investments are presented in our audited consolidated financial statements.

(3)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2017.

(4)	Subsequent to December 31, 2017 and until April 27, 2018 the company sold 5.0 million shares of Regency for total consolidation of U.S.$ 294 million.

The following table presents information on the assets of Gazit-Globe and its investees as of December 31, 2017, with each of our operating investees presented according to the equity method under IFRS.

Name of Company/Region	Type of Security	Holding (Number of Shares)	Book Value(1)		Market Value(2)
			NIS	U.S.$	NIS	U.S.$
			In millions
Regency	Shares (NYSE)	18.5	4,432	1,278	4,432	1,278
First Capital	Shares (TSX)	79.6	4,643	1,340	4,562	1,316
Citycon	Shares (OMX)	396.9	4,078	1,176	3,556	1,026
Atrium	Shares (Euronext,VSX)	224.7	4,540	1,309	3,873	1,117
Brazil	Shares	-	2,446	707	-	-
Gazit Development	Shares	-	136	39	-	-
Gazit Horizons	Shares	-	(16)	(5)	-	-
Gazit Germany	Shares	-	133	38	-	-
Total book value			20,392	5,882

(1)	Represents the book value of the investments as of December 31, 2017 according to the equity method under IFRS except for Regency which presented at market value. The table presents the book value of such investments on an unconsolidated basis.

(2)	Represents the market value of the applicable securities based on the closing price of such securities on the applicable securities exchange on December 31, 2017.

The following table presents the liabilities of Gazit-Globe and its wholly-owned, non-operating private subsidiaries, Gazit-Globe and its private subsidiaries and our consolidated liabilities as of December 31, 2017. This table does not present the liabilities of our public investees as the table above presents the investment in public investees according to the equity method (i.e., net of liabilities). We believe that this presentation of liabilities of Gazit-Globe and its private subsidiaries is consistent with the presentation of our assets in the Assets Summary Table above.

Liabilities Summary Table

	Gazit-Globe(1)			Gazit-Globe and its Private Subsidiaries			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$	NIS		U.S.$
Debentures	10,653	(2)	3,073	10,653	(2)	3,073	21,297	(3)	6,143
Debts to financial institutions	2,466	(4)	711	3,162	(5)	912	5,260	(6)	1,517
Other liabilities	995	(7)	287	1,439	(8)	415	12,435	(9)	3,587
Total liabilities and non-controlling interests	14,114		4,071	15,254		4,400	38,992		11,247
Less—monetary assets and other investments (10)	3,658	(11)	1,055	1,839	(12)	531	6,996	(13)	2,018
Liabilities, net	10,456		3,014	13,415		3,739	31,996		9,229

(1)	Includes Gazit-Globe’s wholly-owned, non-operating private subsidiaries.

(2)	Represents NIS 20,032 million of debentures recorded as non-current liabilities and NIS 1,265 million of debentures recorded as current liabilities, in each case on our consolidated statements of financial position as of December 31, 2017, minus NIS 11,246 million of debentures issued by our public subsidiaries, plus NIS 602 million of Gazit-Globe’s loan from a financial institution. No debentures of our wholly-owned, operating private subsidiaries are recorded in our audited consolidated financial statements as of December 31, 2017.

(3)	Represents NIS 20,032 million of debentures recorded as non-current liabilities and NIS 1,265 million of debentures recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017.

(4)	Represents NIS 4,625 million of debt to financial institutions recorded as non-current liabilities and NIS 635 million of debt to financial institutions recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 1,496 million of public subsidiary debt to financial institutions, minus NIS 696 million of our operating private subsidiaries debt to financial institutions, minus NIS 602 million of Gazit-Globe’s loan from financial institution.

(5)	Represents NIS 4,625 million of debt to financial institutions recorded as non-current liabilities and NIS 635 million of debt to financial institutions recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 1,496 million of public subsidiary debt to financial institutions, minus NIS 602 million of Gazit-Globe’s loan from a financial institution.

(6)	Represents NIS 4,625 million of debt to financial institutions recorded as non-current liabilities and NIS 635 million of debt to financial institutions recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017.

(7)	Represents NIS 1,354 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 8,181 million of non-controlling interests, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 3,092 million of such liabilities of our public subsidiaries and our operating private subsidiaries, minus NIS 8,379 million of non-controlling interests of our public subsidiaries and our operating private subsidiaries and plus NIS 31 million of other adjustments attributable to our public subsidiaries.

(8)	Represents NIS 1,354 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 8,181 million of non-controlling interests, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 2,642 million of such liabilities of public subsidiaries, minus NIS 8,379 million of non-controlling interests of our public subsidiaries, and plus NIS 25 million of other adjustments attributable to our public subsidiaries.

(9)	Represents NIS 1,354 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 8,181 million of non-controlling interests, in each case in our consolidated statements of financial position as of December 31, 2017.

(10)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.

(11)	Represents NIS 2,217 million of monetary assets recorded as current assets and NIS 4,779 million of monetary assets recorded as non-current assets, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 1,608 million of such assets of our public subsidiaries and our operating private subsidiaries, plus NIS 2,702 million of loans to our operating private subsidiaries and minus NIS 4,432 million of the investment in Regency.

(12)	Represents NIS 2,217 million of monetary assets recorded as current assets and NIS 4,779 million of monetary assets recorded as non-current assets, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 725 million of assets of our public subsidiaries and minus NIS 4,432 million of the investment in Regency.

(13)	Represents NIS 2,217 million of monetary assets recorded as current assets and NIS 4,779 million of monetary assets recorded as non-current assets, in each case in our consolidated statements of financial position as of December 31, 2017.

The following table presents the aggregate book value of investments according to the equity method under IFRS in the Assets Summary Table above, the Liabilities, net of Gazit-Globe (and wholly-owned, non-operating private subsidiaries) in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our audited consolidated financial statements as of December 31, 2017:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	20,392	5,882
Liabilities, net	(10,456)	(3,016)
Net Asset Value (NAV)	9,936	2,866
Equity attributable to equity holders of the Company in our consolidated financial statements	9,936	2,866

The following table presents the aggregate book value of investments in public subsidiaries (according to the equity method under IFRS) and fair value of properties of private subsidiaries in the Assets Summary Table above, the Liabilities, net of Gazit-Globe and its private subsidiaries in the Liabilities Summary Table above and equity attributable to equity holders of the Company in our audited consolidated financial statements as of December 31, 2017:

	NIS in millions	U.S.$ in millions
Book value according to the equity method under IFRS in the table above:	23,351	6,735
Liabilities, net	(13,415)	(3,869)
Net Asset Value (NAV)	9,936	2,866
Equity attributable to equity holders of the Company in our consolidated financial statements	9,936	2,866

Additional information is presented below regarding our share in the income-producing properties owned by us as of December 31, 2017, based on capitalized NOI (rental income, net of property operating expenses, other than depreciation expenses) methodology. NOI based on our proportionate share in the NOI of our subsidiaries and other investees is a non-IFRS financial measure that is intended to provide additional information, based on methodology that is generally accepted in the regions in which we operate, and might serve as an additional method in analyzing the value of our properties on the basis of our financial results for the reporting period. We emphasized that this information in no way represents our estimate of the present or future value of our assets. It should only be used as an alternative measure of our financial performance.

In calculating the NOI, we took the following assumptions into account:

●	the NOI for the period for each of our subsidiaries and other invetsees; and

●	our proportionate share in the NOI of our subsidiaries and other investees.

	Year Ended December 31,			Three Months Ended December 31,
	2016	2017		2016	2017
	NIS in millions		U.S.$ in millions	NIS in millions		U.S.$ in millions
Rental income	2,841	2,831	817	712	726	209
Property operating expenses	(870)	(865)	(249)	(228)	(243)	(70)
NOI for the period	1,971	1,966	568	484	483	139
Less—minority’s share in NOI	(870)	(837)	(241)	(205)	(197)	(57)
Add—Company’s share in NOI of jointly controlled companies and equity accounted investees	515	460	133	124	113	33
NOI for the period—Our proportionate share	1,616	1,589	460	403	399	115
NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the period(1) (2)	1,616	1,589	460	1,612	1,596	460

(1)	NOI for the fourth quarter of 2017 or 2016, as applicable, multiplied by four. Results for interim periods are not necessarily indicative of results that may be expected for the entire year and this number does not equal our actual NOI based on our proportionate share in the NOI of our subsidiaries and affiliates for the year ended December 31, 2017 and 2016, as applicable.

(2)	Excluding the company's shares in Regency's NOI.

The sensitivity analyses shown in the table below describe the implied value of our income-producing properties using the aforesaid methodology according to the range of different capitalization rates, or cap rates, generally accepted in the regions in which we operate, as of December 31, 2017. This presentation does not take into account income from premises that have not been leased and additional building rights that exist with respect to our income-producing properties.

The following table presents the value of proportionately consolidated income-producing property based on NOI for the three months ended December 31, 2017:

Capitalization Rate:	5.50%	5.75%	6.00%	6.25%	6.50%
Value of income-producing property (NIS in millions) (1)	29,041	27,779	26,621	25,556	24,573
(U.S.$ in millions)	8,377	8,012	7,678	7,371	7,088

(1)	NOI divided by the capitalization rate.

Properties under development, not yet operating or whose development has not yet been completed, which includes land for future development and which we present at their fair values in our books (according to the proportionate consolidation method) as of December 31, 2017, amounted to NIS 1,304 million (U.S.$ 376 million). The following table presents a reconciliation to the amount of investment property under development presented in our statement of financial position as of December 31, 2017:

	NIS in millions	U.S.$ in millions
Investment property under development and Land (1)	1,907	550
Non-controlling interests’ portion of such properties	(603)	(174)
Investment property under development (according to the proportionate consolidation method)	1,304	376

(1)	Including land held for sale in amount of NIS 5 million.

Our liabilities, net of monetary assets (according to the proportionate consolidation method) and net of investments in Regency as of December 31, 2017, amounted to NIS 17,886 million (U.S.$ 5,159 million). The following table presents our liabilities, net of monetary assets (according to the proportionate consolidation method) and our consolidated liabilities as of December 31, 2017:

	Proportionate Consolidation			Consolidated
In millions	NIS		U.S.$	NIS		U.S.$
Debentures	18,508	(1)	5,338	21,297	(2)	6,143
Debts to financial institutions	5,701	(3)	1,644	5,260	(4)	1,517
Other liabilities	69	(5)	20	12,435	(6)	3,587
Total liabilities and non-controlling interest	24,278		7,002	38,992		11,247
Less—monetary assets and other investments (7)	6,392	(8)	1,843	6,996	(9)	2,018
Liabilities, net	17,886		5,159	31,996		9,229

(1)	Represents NIS 20,032 million of debentures recorded as non-current liabilities and NIS 1,265 million of debentures recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 5,727 million of debentures which we do not proportionately consolidate, plus NIS 602 million Gazit-Globe’s loan from a financial institution and plus NIS 2,336 million of debentures of First Capital on a proportionate consolidation basis.

(2)	Represents NIS 20,032 million of debentures recorded as non-current liabilities and NIS 1,265 million of debentures recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017.

(3)	Represents NIS 4,625 million of debt to financial institutions recorded as non-current liabilities and NIS 635 million of debt to financial institutions recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 528 million of debt to financial institutions which we do not proportionately consolidate, minus NIS 602 million Globe’s loan from a financial institution and plus NIS 1,571 million of debts to financial institution of First Capital on a proportionate consolidation basis.

(4)	Represents NIS 4,625 million of debt to financial institutions recorded as non-current liabilities and NIS 635 million of debt to financial institutions recorded as current liabilities, in each case in our consolidated statements of financial position as of December 31, 2017.

(5)	Represents NIS 1,354 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 8,181 million of non-controlling interests, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 8,177 million of non-controlling interests plus our proportionately consolidated portion of convertible debentures in the amount of NIS 49 million, plus our proportionately consolidated portion of liabilities attributed to assets held for sale in the amount of NIS 16 million and excluding NIS 1,354 million of financial derivatives, trade payables, other accounts payable, current tax payable and dividends payable recorded as current liabilities and NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets.

(6)	Represents NIS 1,354 million of financial derivatives, trade payables, other accounts payable and current tax payable recorded as current liabilities, NIS 2,900 million of financial derivatives, other financial liabilities, employee benefit liability, net, and deferred taxes recorded as non-current liabilities net of deferred taxes recorded as non-current assets and NIS 8,181 million of non-controlling interests, in each case in our consolidated statements of financial position as of December 31, 2017.

(7)	Monetary assets and other investments consists of cash and cash equivalents, marketable securities, bank and other deposits, accounts receivable, financial derivatives, and other long term investments and loans.

(8)	Represents NIS 2,217 million of monetary assets recorded as current assets and NIS 4,779 million of monetary assets recorded as non-current assets, in each case in our consolidated statements of financial position as of December 31, 2017, minus NIS 280 million consisting of cash and cash equivalents, marketable securities, bank and other deposits, financial derivatives, and other long term investments and loans which we do not proportionately consolidate, minus NIS 391 million of trade and accounts receivables and plus NIS 67 million of other investments.

(9)	Represents NIS 2,217 million of monetary assets recorded as current assets and NIS 4,779 million of monetary assets recorded as non-current assets, in each case in our consolidated statements of financial position as of December 31, 2017.

Capitalization Rates

The following table presents the average cap rates implied in the valuations of our operating investment properties in our principal areas of operations:

	Northern and Western Europe	Central- Eastern Europe (*)	Israel	Brazil
	%
December 31, 2017	5.4	7.0	6.9	7.9
December 31, 2016	5.5	7.0	7.0	8.5

(*)	Market rent, as customary in these markets, excludes management fees.

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

The following table presents the calculation of NOI for the periods presented:

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(NIS in millions)					(U.S.$ in millions)
Rental income	1,719	1,625	2,808	2,841	2,831	817
Property operating expenses	(532)	(487)	(866)	(870)	(865)	(249)
Net operating income	1,187	1,138	1,942	1,971	1,966	568

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

The following table shows the reconciliation between net income and adjusted EBITDA for the periods presented:

	Year Ended December 31,
	2013	2014	2015	2016	2017	2017
	(NIS in millions)					(U.S.$ in millions)
Reconciliation of net income to adjusted EBITDA:
Net income	2,185	1,083	2,306	3,180	1,249	360
Depreciation	12	10	29	31	27	8
Non-recurring items (1)	11	12	27	53	39	11
Valuation gains from investment property	(72)	(263)	497	(245)	42	12
Other income	(187)	(52)	(27)	(26)	(168)	(47)
Other expenses	14	40	755	223	166	48
share in earnings of equity-accounted investees, net	(122)	27	(126)	(106)	(434)	(125)
Adjustments with respect to public investees (2)	734	763	435	390	337	95
Finance expenses	1,281	1,259	1,079	1,127	1,085	313
Finance income	(474)	(102)	(798)	(255)	(314)	(91)
Taxes on income	(22)	128	(253)	153	(327)	(94)
Amount attributed to discontinued operations	(1,709)	(1,230)	(1,941)	(2,516)	281	81
Adjusted EBITDA	1,651	1,676	1,983	2,009	1,983	571

(1)	Includes adjustments related to incremental leasing costs not capitalized to properties, adjustments related to transaction costs in relation to acquisitions and investments executed or evaluated, adjustments of expenses arising from the termination of the engagement of senior officers, and extraordinary legal proceedings not related to the reporting periods.

(2)	Includes adjustments with respect to the deconsolidation of Equity One and First Capital, and for the years 2013-2014 our shares in the EBIIDA of Atrium which presented according to the equity method in those years.

EPRA Earnings and Adjusted EPRA Earnings

In countries in which companies prepare their financial statements under IFRS, it is customary for companies with income-producing property to publish their “EPRA Earnings”. “EPRA Earnings” is a measure for presenting the operating results of a company that are attributable to its equity holders. We believe that these measures are consistent with the position paper of the European Public Real Estate Association (“ EPRA”), which states as its objective the promotion of greater transparency, uniformity and comparability of the financial information reported by property companies. “EPRA Earnings” is calculated as the net income attributable to equity holders with certain adjustments for non-operating items, which are affected by the fair value revaluation of assets and liabilities, as well as adjustments to the fair value of investment property, investment property under development and other investments, various capital gains and losses, gains (losses) from early redemption of debentures and unwinding of financial derivatives, gains from bargain purchase, goodwill impairment, changes in the fair value through profit or loss with respect to financial instruments including derivatives, deferred taxes and our share in equity-accounted investees, as well as non-controlling interests’ share with respect to the above items.

In the United States, where financial statements are prepared in conformity with United States generally accepted accounting principles, it is customary for companies with income-producing property to publish their funds from operations, or FFO, results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by the U.S.-based National Association of Real Estate Investment Trusts (“ NAREIT”).

We believe that “EPRA Earnings”is similar in substance to FFO, with adjustments primarily for the results reported under IFRS. We believe that publication of “EPRA Earnings”, which is computed according to the directives of EPRA, and Adjusted EPRA Earnings are more useful to investors than FFO because our financial statements are prepared in conformity with IFRS. In addition, publication of Adjusted "EPRA Earnings" provides a better basis for the comparison of our operating results in a particular period to those of previous periods and strengthens the uniformity and the comparability of this financial measure to that published by other European property companies.

As clarified in the EPRA and NAREIT position papers, the “EPRA Earnings” and FFO measures do not represent cash flows from current operations according to accepted accounting principles, they do not reflect the cash held by a company or its ability to distribute such cash, they are not a substitute for the reported net income and they are unaudited.

The tables below present the calculation of our Adjusted “EPRA Earnings” which is what management uses to evaluate the performance of our company, as well as “EPRA Earnings” computed according to the directives of EPRA, for the stated periods:

	Year Ended December 31,
	2015	2016	2017	2017
In millions (except for per share data)	(NIS )			(U.S.$ )
Net income attributable to equity holders of the Company	620	787	493	142
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net (including discontinued operation)	(711)	(2,081)	42	12
Capital loss (gain) on sale of investment property	106	(6)	(117)	(34)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit and loss	(693)	120	(155)	(45)
Adjustments with respect to equity-accounted investees	(50)	(15)	(120)	(35)
Loss on disposal of investees	1,533	-	-	-
Loss (income) from discontinued operation (1)	(267)	(259)	281	81
Deferred taxes and current taxes with respect to disposal of properties	138	576	(353)	(101)
Loss from decrease in holding interest in investees	-	-	4	1
Acquisition costs recognized in profit or loss	41	4	2	1
Gain from bargain purchase, net of goodwill impairment	(1,026)	23	53	15
Loss from early redemption of interest-bearing liabilities and financial derivatives	78	76	2	1
Non-controlling interests’ share in the above adjustments	395	917	217	63
Total adjustments	(456)	(645)	(144)	(41)

EPRA Earnings	164	142	349	101
Additional adjustments: (2)
CPI linkage differences	(77)	(24)	24	7
Depreciation and amortization	21	16	17	5
Company's share in the Economic FFO of Regency (2016 and 2015- Equity One)	267	259	262	76
Other adjustments (3)	255	198	46	12
Total additional adjustments	466	449	349	100
Adjusted EPRA Earnings	630	591	698	201
Basic net income per share	3.47	4.03	2.52	0.73
Diluted net income per share	3.45	3.96	2.49	0.72
EPRA Earnings per share (basic and diluted)	0.92	0.73	1.79	0.52
Adjusted EPRA Earnings per share (basic and diluted)	3.53	3.02	3.58	1.03
Weighted average number of shares used to calculate:
Basic net income per share, EPRA Earnings per share and adjusted EPRA Earnings per share (in thousands of shares) (4)	178,426	195,493	195,016	195,016
Diluted Net Income per share, EPRA Earnings per share and adjusted EPRA Earnings per share (in thousands of shares) (4)	178,601	195,567	195,058	195,058

(1)	The income (loss) from discontinued operations comprises the operating results of Equity One thorough the date of the merger with regency and the gain resulting from the loss of control in equity, the operating results of first Capital through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to Equity One and first Capital (in the comparative periods includes the Company's share in Equity One's Economic FFO).

(2)	Additional adjustments are presented net of non-controlling interest share.

(3)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of the engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings); income and expenses from operations not related to income producing property (including the results of Luzon Group in the years ended December 31, 2015) and the cost of debt with respect thereto; non-recurring restructuring expenses; and internal costs (mainly salary) incurred in the leasing of properties and share-base compensation expenses (comparative periods have been retroactively adjusted with respect to share-base compensation).

(4)	Weighted average for each applicable period.

	Year Ended December 31,
	2015	2016	2017	2017
Per share	NIS			U.S.$
Net income attributable to equity holders of the Company	3.47	4.03	2.52	0.73
Adjustments:
Fair value loss (gain) on investment property and investment property under development, net (including discontinued operation)	(3.98)	(10.64)	0.22	0.06
Capital loss (gain) on sale of investment property	0.59	(0.03)	(0.60)	(0.17)
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit and loss	(3.88)	0.61	(0.79)	(0.23)
Adjustments with respect to equity-accounted investees	(0.28)	(0.08)	(0.62)	(0.18)
Loss on disposal of investees	8.59	-	-	-
Loss (income) from discontinued operation (1)	(1.50)	(1.32)	1.44	0.42
Deferred taxes and current taxes with respect to disposal of properties	0.77	2.95	(1.81)	(0.52)
Acquisition costs recognized in profit or loss	0.23	0.02	0.01	-
Gain from bargain purchase, net of goodwill impairment	(5.75)	0.12	0.27	0.08
loss from decrease in holding interest in investees	-	-	0.02	0.01
Loss from early redemption of interest-bearing liabilities and financial derivatives	0.45	0.38	0.01	-
Non-controlling interests’ share in the above adjustments	2.21	4.69	1.11	0.32
Total adjustments	(2.55)	(3.30)	(0.74)	(0.21)
EPRA Earnings	0.92	0.73	1.79	0.52
Additional adjustments: (2)
CPI linkage differences	(0.43)	(0.12)	0.12	0.03
Depreciation and amortization	0.11	0.08	0.09	0.03
Company's share in the economic FFO of Regency (2016 and 2015 – Equity One)	1.50	1.32	1.34	0.38
Other adjustments (3)	1.43	1.01	0.24	0.07
Total additional adjustments	2.61	2.29	1.79	0.51
Adjusted EPRA Earnings	3.53	3.02	3.58	1.03

(1)

The income (loss) from discontinued operations comprises the operating results of Equity One thorough the date of the merger with regency and the gain resulting from the loss of control in equity, the operating results of first Capital through the date of loss of control and the gain resulting from the said loss of control and the reclassification of capital reserves (primarily from exchange differences on translation of foreign operations) recognized in the past under other comprehensive loss with respect to Equity One and first Capital (in the comparative periods includes the Company's share in Equity One's Economic FFO).

(2)	Additional adjustments are presented net of non-controlling interest share.

(3)	Income and expenses adjustments including expenses arising from non-recurring expenses related to the termination of the engagements with senior Group officers; extraordinary legal proceedings not related to the reporting periods (including a provision for legal proceedings); income and expenses from operations not related to income producing property (including the results of Luzon Group in the years ended December 31, 2015) and the cost of debt with respect thereto; non-recurring restructuring expenses; and internal costs (mainly salary) incurred in the leasing of properties and share-base compensation expenses (comparative periods have been retroactively adjusted with respect to share-base compensation).

EPRA NAV and EPRA NNNAV

As is customary in the European countries in which we operate and consistent with EPRA’s position paper, we disclose net asset value data, (“EPRA NAV”). EPRA NAV is a non-IFRS financial measure that reflects our net asset value adjusted to remove the impact of (1) revaluation adjustments with respect to the fair value of financial derivatives (except financial derivatives used for currency hedging), which are treated as hedging instruments from an economic perspective, but which do not qualify for hedge accounting and (2) deferred tax adjustments with respect to the revaluation of properties to their fair value. We also disclose EPRA triple net asset value data (“EPRA NNNAV”), which is also a non-IFRS financial measure based on EPRA NAV (1) readjusted for revaluation adjustments with respect to the fair value of financial instruments of the kind referred to above and (2) adjusted to reflect the impact of changes in the fair value of financial liabilities and certain adjustments to the provision for deferred taxes.

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

The following tables present a calculation of EPRA NAV and EPRA NNNAV for the periods presented:

	As of December 31,
	2015	2016	2017	2017
In millions	NIS			U.S.$
EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,512	8,158	9,936	2,866
Adjustments for neutralization of fair value of derivatives (1)	34	(32)	(66)	(19)
Provision for tax on revaluation of investment property to fair value (net of non-controlling share) (2) (3)	2,795	2,933	1,011	291
Adjustments with respect to affiliates	-	-	657	190
Net asset value—EPRA NAV	10,341	11,059	11,538	3,328
EPRA NAV per share (in NIS)	52.9	56.5	59.6	17.2
Number of shares used to calculate EPRA NAV per share(in thousands of shares) (4)	195,611	195,560	193,607	193,607

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as a hedges from an accounting perspective. We determine the fair value of investments traded in active markets is by referencing to quoted market prices at each reporting date. For investments for which there is no active market, we determine, fair value using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(l) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report, EPRA recommends this adjustment because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. We reinstate the fair value of these derivatives in calculating EPRA NNNAV.

(2)	EPRA recommends this adjustment because taxes with respect to the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Therefore, in accordance with EPRA’s Best Practices Recommendations, we add back the provision of these taxes to shareholders’ equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

(3)	Net of goodwill generated in business combinations against deferred tax liability.

(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
	2015	2016	2017	2017
	NIS			U.S.$
EPRA NAV—Per Share
Equity attributable to the equity holders of the Company, per the financial statements	38.4	41.7	51.3	14.8
Adjustments for neutralization of fair value of derivatives (1)	0.2	(0.2)	(0.3)	(0.1)
Provision for tax on revaluation of investment property to fair value (net of non-controlling share) (2) (3)	14.3	15.0	5.2	1.5
Adjustments with respect to affiliates	-	-	3.4	1.0
Net asset value—EPRA NAV	52.9	56.5	59.6	17.2

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as hedges from an accounting perspective. We determine the fair value of investments traded in active markets is by referencing quoted market prices at each reporting date. For investments for which there is no active market, we determine, fair value using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of derivatives see Notes 2(l) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report. EPRA recommends this adjustment because, under normal circumstances, these derivatives are held until maturity and therefore the theoretical gain or loss at the balance sheet date may not materialize. We reinstate the fair value of these derivatives in calculating EPRA NNNAV.

(2)	EPRA recommends this adjustment because taxes with respect to the difference between fair value and book value of investment property, development property held for investment or other non-current investments would only become payable if the assets were sold. Therefore, in accordance with EPRA’s Best Practices Recommendations, we add back the provision of these taxes to shareholders’ equity, or NAV, reported in the financial statements under IFRS in order to calculate EPRA NAV.

(3)	Net of goodwill generated in business combinations against deferred tax liability.

	As of December 31,
	2015	2016	2017	2017
In millions	NIS			U.S.$
EPRA NNNAV
EPRA NAV	10,341	11,059	11,538	3,328
Adjustment for addition of fair value of derivatives (1)	(34)	32	66	19
Adjustments of financial liabilities to fair value (2)	(1,035)	(860)	(1,205)	(348)
Other adjustments to provision for deferred taxes (3)	(1,689)	(1,752)	(1,011)	(292)
Adjustments with respect to affiliates	-	-	(765)	(220)
“Adjusted” net asset value—EPRA NNNAV	7,583	8,479	8,623	2,487
EPRA NNNAV per share (in NIS)	38.8	43.4	44.5	12.8
Number of shares used to calculate EPRA NNNAV per share (in thousands of shares) (4)	195,611	195,560	193,607	193,607

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as hedges from an accounting perspective. We determine the fair value of investments traded in active markets by referencing quoted market prices at each reporting date. For investments for which there is no active market, we determine fair value using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives, see Notes 2(l) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. We determine the fair value of financial instruments quoted in an active market (such as marketable securities and debentures) by referencing quoted market prices at the close of business on the balance sheet date. We estimate the fair value of financial instruments that are not quoted in an active market using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities, see Notes 2(1) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report.

(3)	Represents the add back of provisions for deferred tax with respect to revaluation of investment property, excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

(4)	Represents the number of issued shares (in thousands), excluding treasury shares held by the Company, on a fully diluted basis.

	As of December 31,
EPRA NNNAV—Per Share	2015	2016	2017	2017
	NIS			U.S.$
EPRA NAV	52.9	56.5	59.6	17.2
Adjustment for addition of fair value of derivatives (1)	(0.2)	0.2	0.3	0.1
Adjustments of financial liabilities to fair value (2)	(5.3)	(4.4)	(6.2)	(1.8)
Other adjustments to provision for deferred taxes (3)	(8.6)	(8.9)	(5.2)	(1.5)
Adjustments with respect to affiliates	-	-	(4.0)	(1.2)
“Adjusted” net asset value—EPRA NNNAV	38.8	43.4	44.5	12.8

(1)	Represents the fair value less the intrinsic value of financial derivatives that are not accounted for as hedges from an accounting perspective. We determine the fair value of investments traded in active markets by referencing quoted market prices at each reporting date. For investments for which there is no active market, we determine fair value using appropriate valuation techniques. For more details regarding valuation techniques used to determine the fair value of such derivatives, see Notes 2(l) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Represents the difference between interest-bearing financial liabilities included in the balance sheet at amortized costs, and the fair value of interest-bearing financial liabilities. We determine the fair value of financial instruments quoted in an active market (such as marketable securities and debentures) by referencing quoted market prices at the close of business on the balance sheet date. We estimate the fair value of financial instruments that are not quoted in an active market using standard pricing valuation models. For more details regarding valuation techniques used to determine the fair value of financial liabilities, see Notes 2(l) and 35(b) to our audited consolidated financial statements included elsewhere in this annual report.

(3)	Represents the add back of provisions for deferred tax with respect to revaluation of investment property, excluding such deferred tax in regions where it is customary to defer the payment of capital gains tax. The fair value of the deferred tax is based on the expected method of realization of the underlying assets and liabilities and is calculated based on gross liabilities without discounting.

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

In the absence of legal control, as required by accounting standards, we consolidate on the basis of effective control. The determination of whether effective control exists involves significant judgment. We consider the following factors in determining whether we have effective control of an investee:

●	whether we hold a significant voting interest (but less than half the voting rights);

●	whether there is a wide diversity of public holdings of the remaining shares conferring voting rights;.

●	whether in the past we had the majority of the voting power participating in the general meetings of shareholders and therefore, have in fact had the ability to nominate the majority of the board members;.

●	the absence of a single entity besides us, that holds a significant portion of the investee’s shares;

●	our ability to establish policies and guide operations by indirectly appointing the remainder of the investee’s senior management; and

●	whether the non-controlling interests do not have participation rights or other preferential rights, excluding traditional shareholder protective rights.

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

For the year ended December 31, 2017, Citycon was consolidated based on our determination of effective control and Atrium was consolidated based on legal control. See Note 2(c) to our audited consolidated financial statements included elsewhere in this annual report for a discussion of the determinations regarding consolidation of our other subsidiaries and investees.

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

Functional and Foreign Currencies

The presentation currency of our financial statements and our functional currency is the NIS. When the functional currency of an entity in which we own an equity interest (other than securities held for sale), which we refer to as an investee, differs from our functional currency, that investee represents a foreign operation whose financial statements we translate as follows: (1) assets and liabilities we translate at the closing rate at the date of that balance sheet, (2) income and expenses we translate at average exchange rates for the presented periods and (3) share capital and capital reserves we translate at the exchange rate prevailing at the date of incurrence. We recognize all resulting translation differences in a separate component in equity – “adjustments from translation of financial statements”, as other comprehensive income (loss).

Investment Property and Investment Property Under Development

Under IAS 40 “Investment Property,” investment property is initially valued at cost, including costs directly attributable to the acquisition. Thereafter, IAS 40 allows us to measure the value of our investment property (i) at cost less depreciation and impairment or (ii) at fair value. We measure the value of investment property at fair value. Gains or losses arising from changes in fair value of our investment property are recognized in profit or loss when they arise. Accordingly, such changes can have a significant impact on our profit or loss. For example, in the year ended December 31, 2017, we wrote down the value of our properties on a consolidated basis by NIS 42  million (of which Gazit-Globe’s share was write up of NIS 57 million),as compared to a write up in 2016 of NIS 245 million (of which Gazit-Globe’s share was NIS 150 million) and a write down in 2015 of NIS 497 million (of which Gazit-Globe’s share was NIS 317 million). Investment properties are not systematically depreciated.

Investment property under development, designated for future use as investment property, is also measured at fair value, provided that fair value can be reliably determined. However, when fair value is not reliably determinable, such property is measured at cost, less any impairment losses, if any, until either development is completed, or its fair value becomes reliably determinable, whichever is earlier. The cost of investment property under development includes the cost of land, construction costs, as well as borrowing costs and used to finance the land and the construction, direct incremental planning and development costs, brokerage fees relating to agreements to lease the property and other incremental lease-up costs. As of December 31, 2017, we measured 97.8% of our investment property under development and land held for future development were measured at fair value.

Fair value of investment property was determined by accredited independent appraisers with respect to 98.0% of such investment properties for the year ended December 31, 2017 in fair value terms (of which 97.8% were performed at December 31, 2017). Fair values of investment property under development and land were determined by accredited independent appraisers with respect to 89.4% of such investment properties as of December 31, 2017. The remainder of the valuations were performed by the management of our subsidiaries and internal professional appraisers. based on market conditions using either (1) the Comparative Method (i.e. based on comparison data for similar properties in the vicinity with similar uses, including required adjustments for location, size or quality), (2) the Discounted Cash Flow Method (less cost to complete and developer profit in the case of investment property under development, also referred to as the Residual Method) or (3) the Income Capitalization Method. When using the Comparative Method we and the accredited independent appraisers rely on market prices, applying necessary adjustments, to the extent that such information is available (during 2017, 52.8% of land valuations in fair value terms). However, when such information is not available, we use valuation techniques (Discounted Cash Flow including Residual Method, or Income Capitalization) based on current market yields to which necessary adjustments are applied. In order to estimate future cash flows and the appropriate discount rate, the Discounted Cash Flow Method requires assumptions regarding the required yield rates on our properties, future rental prices, occupancy levels, renewal of leases, probability of lease of vacant space, property operating expenses, the financial strength of tenants and future capital expenditure projections. Changes in these assumptions may lead to a change in the fair value estimates of the investment property. See Note 11(c) to our audited consolidated financial statements included elsewhere in this annual report for the capitalization rates implied in the valuations and the market rent of the investment property. See Notes 11(c) and 12(d) to our audited consolidated financial statements included elsewhere in this annual report for a sensitivity analysis regarding changes in the most significant assumptions used in our fair value estimates.

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

Fair Value Measurements

IFRS establishes guidance for the measurement of fair value, to the extent that IFRS requires such measurement. For more information regarding the disclosures required by IFRS 13 see, Note 35(b) to our audited consolidated financial statements included elsewhere in this annual report.

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

Acquisitions of Subsidiaries and Properties that are not Business Combinations

Upon the acquisition of subsidiaries and properties that do not constitute a business, we only allocate the acquisition consideration between the acquired identifiable assets and liabilities based on their relative fair values on the acquisition date without attributing any amount to goodwill or to deferred taxes, whereby the non-controlling interests, if any, participate at their relative share of the fair value of the net identifiable assets on the acquisition date. We recognize directly attributed costs as part of the acquisition cost. For details regarding an amendment to IAS 40 - Investment Property, see “Recently Issued Accounting Pronouncements” below.

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

We measure deferred tax assets and liabilities at the tax rates that we expect to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. We present all deferred tax assets and deferred tax liabilities on the balance sheet as non-current assets and non-current liabilities, respectively. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be realized. Similarly, temporary differences (such as carry-forward tax losses) for which deferred tax assets have not been recognized are reviewed, and deferred tax assets are recognized to the extent that their utilization has become probable. We recognize any resulting reduction or reversal is recognized in the statement of income, unless related to an item recognized in equity. As of December 31, 2017, we had NIS 20 million (U.S.$ 6 million) of deferred tax assets and NIS 2,639 million (U.S.$ 761 million) of deferred tax liabilities as compared to NIS 15 million of deferred tax assets and NIS 3,809 million of deferred tax liabilities as of December 31, 2016.

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

Recently Issued Accounting Pronouncements

IFRS 15, Revenue from Contracts with Customers

The Standard introduces the following five-step model that applies to revenue from contracts with customers:

●	Step 1: Identifying the contract with a customer, including reference to contract combination and accounting for contract modifications.

●	Step 2: Identifying the distinct performance obligations in the contract.

●	Step 3: Determining the transaction price, including guidance on variable consideration, financing components, non-cash consideration and consideration payable to the customer.

●	Step 4: Allocating the transaction price to the separate performance obligations on a relative stand-alone selling price basis using observable information, if it is available, or by making estimates and assessments.

●	Step 5: Recognizing revenue when (or as) the entity satisfies its performance obligation(s) over time or at a point in time.

The Standard will be adopted retrospectively for annual periods beginning on or after January 1, 2018. Alternatively, the Standard allows partial retrospective application with practical expedients, whereby the Standard will be applied to existing contracts from the date of initial application, without restating comparative periods. In such case, the Company will recognize the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the date initial application.

The Company intends to initially apply the Standard using partial retrospective application. Having evaluated the effects of the adoption of the Standard, the Company believes that the adoption is not expected to have a material effect on its financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final version of IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Standard prescribes that debt instruments are subsequently measured at amortized cost only if both of the following conditions are met:

●	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows arising therefrom; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Standard also prescribes that debt instruments are subsequently measured at fair value through other comprehensive income only if both of the following conditions are met:

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The subsequent measurement of all other debt instruments and other financial assets will be at fair value through profit or loss. However an entity may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income.

With respect to derecognition and financial liabilities, the Standard prescribes the same requirements as IAS 39 for derecognition and financial liabilities for which the fair value option has not been elected.

The Standard is effective for periods beginning on or after January 1, 2018. For additional information refer to Note 2 (cc) to our audited consolidated financial statements included elsewhere in this annual report.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, “Leases”, (“the new Standard”). According to the new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

According to the new Standard:

●	With respect to all leases, lessees are required to recognize an asset (a right-of-use asset for the right to use the underlying asset for the lease term) and a liability (for the obligation to make lease payments) in the statement of financial position (except in certain cases) similarly to the accounting of finance leases according to the existing IAS 17, “Leases”. Interest expenses and depreciation expenses will be recognized separately.

●	Variable lease payments that are not CPI or interest dependent based on performance or use (such as percentage of turnover) will be recognized as expenditure by the lessees or as income by the lessors as incurred.

●	In the event of a change in variable lease payments that are CPI-linked, lessees will remeasure the lease liability and adjust the right-of-use asset.

●	The new Standard allows a lessee to elect not to apply the new recognition requirements to short-term leases (by class of underlying asset to which the right of use relates) and to leases for which the underlying asset is of low value (on a lease-by-lease basis), and alternatively apply a method similar to current operating lease accounting.

●	Lessors’ accounting remains substantially unchanged, namely classification of the lease as finance or operating lease.

The new Standard permits lessees to use either a full or modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs.

At this stage, the Company is considering the various options for the retroactive implementation of the Standard.

The Company is assessing the possible effect of the new Standard, and does not expect that it will materially affect the financial statements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Shopping Centers.”

E.	Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes the contractual obligations of Gazit-Globe and its private subsidiaries as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,155,996	98,771	2,069,450	641,337	346,438
Mortgages	630,333	13,251	377,291	138,095	101,696
Unsecured Debentures (1)	9,845,493	1,251,862	2,619,432	1,654,730	4,319,469
Leases	329	248	81	-	-
Interest obligations	2,212,590	524,924	866,440	593,946	227,281
Total	15,844,741	1,889,056	5,932,694	3,028,108	4,994,884

(1)	Includes a secured series amounting to NIS 766 million

The following table summarizes First Capital’s contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	1,616,775	63,789	607,814	945,172	-
Mortgages	2,931,634	418,947	612,821	712,478	1,187,388
Unsecured debentures	7,188,480	414,720	898,560	1,728,000	4,147,200
Convertible debentures(1)	152,321	152,321	-	-	-
Leases	66,629	3,285	6,331	6,105	50,908
Construction commitments	215,799	203,639	12,160	-	-
Interest obligations	2,361,449	463,251	777,838	566,919	553,441
Financial guarantees	104,788	-	42,597	62,191	-
Total	14,637,875	1,719,952	2,958,121	4,020,865	5,938,937

(1)	Consistent with existing practice, it is First Capital’s intention to continue to satisfy its obligations of principal and interest payments with respect to all of its outstanding convertible debentures by the issuance of common shares.

The following table summarizes Citycon’s contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	517,730	517,730	-	-	-
Mortgages	422,000	-	-	422,000	-
Unsecured debentures	7,769,199	-	2,076,300	1,773,281	3,919,618
Leases	118,173	34,309	62,280	-	21,584
Construction commitments	1,403,018	619,327	783,691	-	-
Interest obligations	1,235,122	236,973	472,846	276,024	249,279
Financial guarantees	169,868	34,800	12,660	40,542	81,866
Total	11,635,110	1,443,139	3,407,777	2,511,847	4,272,347

The following table summarizes Atrium’s contractual obligations as of December 31, 2017:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Mortgages	563,343	5,648	12,001	16,943	528,751
Unsecured debentures	3,461,350	-	1,390,913	2,070,437	-
Leases	808,682	13,882	25,887	25,887	743,026
Construction commitments	-	-	-	-	-
Interest obligations	645,356	141,859	283,233	171,359	48,905
Total	5,478,731	161,389	1,712,034	2,284,626	1,320,682

The following table summarizes our contractual obligations on a consolidated basis as of December 31, 2017:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(NIS in thousands)
Credit facilities/loans	3,673,726	616,501	2,069,450	641,337	346,438
Mortgages	1,615,676	18,899	389,292	577,038	630,447
Unsecured debentures (*)	21,076,042	1,251,862	6,086,645	5,498,448	8,239,087
Leases	927,184	48,439	88,248	25,887	764,610
Construction commitments	1,403,018	619,327	783,691	-	-
Interest obligations	4,093,069	903,756	1,622,519	1,041,329	525,465
Financial guarantees	169,868	34,800	12,660	40,542	81,866
Total	32,958,583	3,493,584	11,052,505	7,824,581	10,587,913

(1)	Excluding First Capital, which accounts by the equity method.

(*)	Refer to footnote (1) in the Contractual Obligations table for Gazit-Globe and its private subsidiaries above in this Item 5.F.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information for our directors and senior management.

Name	Age	Position	Current Term Ends
Chaim Katzman (2)	68	Vice Chairman of the Board and CEO	2018
Ehud Arnon	67	Chairman of the Board	2018
Dor J. Segal	56	Director (former Vice Chairman and CEO)	2018
Yair Orgler (1)(2)(3)(4)(5)	78	Director, Chairman of the Balance Sheet Committee	November 2019
Haim Ben-Dor (1)(3)(5)	79	Director	2018
Zehavit Cohen(1)(2)(3)(5)	54	Director	2018
Douglas Sesler	56	Director	2018
Ronnie Bar-On (1)(3)(4)(5)	69	Director, Chairman of the Audit and Compensation Committee	May 2019
Adi Jemini	40	Executive Vice President and Chief Financial Officer	2018
Rami Vaisenberger	45	Vice President and Controller	2021
Zvi Gordon	32	VP of Investments	2020

(1)	Member of our audit, balance sheet and compensation committee.

(2)	Member of our investment committee.

(3)	Member of our nominating and corporate governance committee.

(4)	External directors under Israeli law are subject to different rules than other directors as discussed below under “Item 6.B. Board Practices—External Directors.”

(5)	Member of our corporate responsibility committee.

Chaim Katzman serves as our Vice Chairman and Chief Executive Officer since February 2018. He had served as the Chairman of our Board of Directors from May 1995 through January 2018. Mr. Katzman currently also serves as the chairman of the board of directors of Citycon and Atrium. Until February 2018, Mr. Katzman also served as the non-executive vice chairman of the board of directors of Regency (which had merged with Equity One on March 1, 2017, with Regency as the surviving entity), and as a director of First Capital until May 2017. Additionally, Mr. Katzman currently serves as the vice chairman of the board of directors and chief executive officer of Norstar, our controlling shareholder, and also serves as director of various private subsidiaries of the Company and Norstar. Mr. Katzman has been involved in the acquisition, development, and management of commercial and residential real estate in the United States since 1980. Mr. Katzman holds an LL.B. from Tel Aviv University..

Ehud Arnon serves as our Chairman of the Board as of March 2018. Until recently Mr. Arnon served as the President and CEO of Israel Discount Bank of New York. In the past, Mr. Arnon had also served as Head of Corporate Division at Israel Discount Bank in Tel Aviv. Mr. Arnon holds a Bachelor’s degree in Economics and International Relations, and a Master of Business Administration, both from The Hebrew University of Jerusalem. Mr. Arnon has filled a variety of senior positions in the banking sector, including Head of the Corporate Division of HSBC Israel; as well as several key positions at Bank Hapoalim amongst which were, Sector Manager Corporate Division, Head of Trade Services, Bank Spokesman and Manager of the San Francisco Branch.

Dor J. Segal has served as our board member since December 1993. He had served as our Chief Executive Officer from January 2017 to January 2018 and as the Vice Chairman of our Board of Directors from February 2008 to January 2018. Mr. Segal previously served as our Chief Executive Officer from 1998 to 2008. From August 2000 until February 2015, Mr. Segal served as chief executive officer, president and vice chairman of the board of First Capital. Mr. Segal currently serves as chairman of the board of First Capital, board member of Norstar Holdings Inc. (until February 2018 Mr. Segal served as the vice chairman of the board of directors of Norstar), and as a director of various private subsidiaries owned by Norstar and the Company.

Prof. Yair Orgler has served as a director since November 2007. Prof. Orgler is Professor Emeritus at the Leon Recanati Graduate School of Business Administration, Tel Aviv University. Prof. Orgler serves as a board member of Ceragon Networks, Ltd. (NASDAQ Global Select Market and TASE: CRNT), a company developing high capacity wireless backhaul solutions, and until September 2015 he served as a director at Israel Chemicals Ltd. (NYSE and TASE: ICL). He also serves as a director in Atidim Ltd. Other public positions previously held by Prof. Orgler include his service as the chairman of the Tel-Aviv Stock Exchange from 1996 to 2006, and as a director at Discount Investment Corporation Ltd., Bank Hapoalim, B.M. and founder and chairman of “Maalot,” Israel’s first securities rating company. Previous academic positions held by Profr. Orgler include vice director of Tel-Aviv University and, before that, dean of the Recanati Graduate School of Business Administration. For over 20 years he was the incumbent Goldreich Chair in International Banking at Tel-Aviv University and served frequently as a Visiting Professor of Finance at the Kellogg Graduate School of Management at Northwestern University. Prof. Orgler holds a Ph.D. in Industrial Administration (finance) from Carnegie Mellon University, an M.Sc. in industrial engineering from University of Southern California and a B.Sc. in Management and Industrial Engineering from the Technion, Israel Institute of Technology.

Haim BenDor has served as a director since January 1999. Mr. Ben-Dor is a business advisor to public and private companies in the areas of capital markets and investments (including pension funds and mutual funds). Mr. Ben-Dor is also a lecturer at various academic institutions and a corporate consultant in the field of finance and investments. He also currently serves as a member of the Dan Investments Committee and the Teachers Association. Mr. Ben-Dor holds a degree in accounting from the College of Management, Jerusalem and an Auditor’s Certificate from the Ministry of Justice.

Zehavit Cohen has served as a director since March 2016. Ms. Cohen is a managing partner and the Office Head of Apax Partners Israel Ltd. She also serves as a board member on a number of Apax portfolio companies and previously chaired both the Tnuva and Psagot boards of directors. In addition, Ms. Cohen serves as a director for several corporations, including Israel Corporation Ltd, Ten Petroleum Company Ltd. and Zap Group Ltd. Prior to joining Apax Partners, Ms. Cohen was Deputy Director General of IDB Holdings and Chief Financial Officer of the IDB Group. In the past, she has served as a vice president at Chase Manhattan Bank and was a part of the International Department of Mergers and Acquisitions at the international accounting firm Coopers & Lybrand. Ms. Cohen has lectured in Finance and Accounting at the Wharton School, University of Pennsylvania since 1988 and holds a BA in Accounting from Duquesne University, an MBA from the University of Pittsburgh, and an MA from the Wharton School, University of Pennsylvania.

Douglas Sesler has served as a director since January 2012. In addition, Mr. Sesler serves as a member of the Advisory Board of Gazit Horizons. Mr. Sesler currently serves as executive vice president of real estate at Macy’s, Inc. and as a director of Baypoint Navigation, Inc. From March 2011 until 2016, Mr. Sesler was a business consultant. From January 2009 through February 2011, Mr. Sesler served as head of global real estate principal investments of Bank of America, Merrill Lynch. From 2007 until December 2008, Mr. Sesler served as co-head of real estate investment banking at Merrill Lynch. Prior to that, Mr. Sesler was a managing partner in the real estate investment banking group of Merrill Lynch since April 2005. Mr. Sesler received a B.A. in Government from Cornell University.

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

Adi Jemini has served as our Executive Vice President and Chief Financial Officer since January 2017. Prior to this period, from January 2016 to January 2017, Mr. Jemini served as our Chief Financial Officer. Mr. Jemini joined Gazit-Globe in 2013 and previously served as Chief of Staff to the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman. Prior to serving as Chief of Staff, Mr. Jemini served for almost three years as Regional Controller of Equity One. Before joining Equity One, Mr. Jemini worked for seven years at a US affiliate of the global accounting firm Deloitte, where his last position was as an Audit Manager for international companies active mainly in the real estate sector. Mr. Jemini holds a Bachelor of Science degree in Accounting and Information Systems from Virginia Polytechnic Institute and State University (Virginia Tech), graduating summa cum laude in 2003. He has been a certified public accountant in the U.S.

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

Zvi Gordon has served as our VP of Investments since June 2017. Mr. Gordon joined Gazit in 2015 as Vice President of Mergers and Acquisitions and Chief of Staff to the Company Chairman at Gazit Group USA. Prior to joining Gazit, Mr. Gordon worked as an investment professional at a U.S. real estate private equity fund. Mr. Gordon holds a Bachelor’s degree, graduating summa cum laude from Binghampton University, and an MBA, with a focus in Finance, from MIT Sloan.

Arrangements for Election of Directors and Members of Management; Family Relationships

There are no current arrangements or understandings pursuant to which any of our directors or members of senior management are selected for their roles. The shareholders agreement, dated January 30, 2013, by and among Mr.Katzman, Mr. Segal and other related parties with respect to their holdings in Norstar, was terminated in March 2018.

Mr. Gordon is the son-in-law of Mr. Katzman.

Recent Changes to Board and Senior Management

On January 19, 2017, Ms. Rachel Lavine, the Company’s then-Chief Executive Officer and a director, concluded her service in both capacities. Ms. Lavine agreed to continue to serve as vice chairman of the board of Atrium and as a director of Citycon (Ms. Lavine does not currently serve as director in Citycon). Mr. Dor J. Segal, then Executive Vice Chairman of the Company, became the Chief Executive Officer of the Company, commencing January 20, 2017, and vice chairman of the board of directors, effective as of January 23, 2017. Mr. Segal additionally served as vice chairman of Equity One until the closing of the Regency Merger on March 1, 2017, as vice chairman of the board of directors of Citycon until March 22, 2017, and as Vice Chairman and Chief Executive Officer of Norstar. On January 9, 2018, Mr. Katzman was appointed to succeed Mr. Segal as CEO and Vice Chairman of our Company, moving from his prior position as Chairman of the Board. On March 27, 2018, Gazit announced the appointment of Mr. Katzman’s successor as Chairman of the Board— Mr. Ehud Arnon. In addition to the foregoing changes, Ms. Noga Knaz, who had served as our external director for nine years, completed her service for our Company in September 2017. In June 2017, Mr. Zvi Gordon was appointed as the our VP of Investments.

B.	Compensation

The following table presents information for the year ended December 31, 2017 regarding compensation accrued in our financial statements for our vice chairman and CEO, former vice chairman and CEO, CFO, VP of Investments, VP and Controller and former executive officers, as well as certain officers of three of our subsidiaries and investees as of December 31, 2017.

Name and Position	Salary		Bonus	Share-Based Payment	Consultancy fees	Other Compensation		Total		Total
	(NIS in thousands)									(U.S.$ in thousands)
Dor J. Segal	1,925	(1)	--	7,243	--	--		9,168		2,644
Director (former CEO and Vice Chairman of the Board) Chairman of the Board of First Capital

Mia Stark	1,904		2,642	1,378	--	578	(2)	6,502		1,875
CEO of Gazit Brasil

Jeffrey Mooallem	1,196		1,080	2,216	--	1,080	(3)	5,572		1,607
CEO of Gazit Horizons

Marcel Kokkeel	2,594		1,877	1,058	--	--		5,529		1,595
CEO of Citycon

Adi Jemini	2,494		1,035	1,019	--	960	(4)	5,508		1,589
Executive Vice President and CFO of the Company

Chaim Katzman	670		--	--	2,894	--		3,564	(5)	1,027
Vice Chairman and CEO of the Company Chairman of the Board, Citycon and Atrium

Rami (Romano) Vaisenberger	1,154		585	789	--	--		2,528		729
VP and Controller

Zvi Gordon	876		318	407	--	--		1,601		462
VP of Investments

(1)	The amounts include the directors’ fees paid to Mr. Segal for his office as director in the Company, up to his appointment as CEO of the Company on January 19, 2017, and for his office as director in Citycon until March 2017.

(2)	Amounts in respect of participation in expenses of relocation to Brazil.

(3)	Amounts in respect of bonus secured upon signature.

(4)	Amounts in respect of participation in expenses of relocation to Israel and retention bonus.

(5)	Mr. Katzman did not receive compensation from the Company in 2017.

There are no other amounts for pension, retirement or similar benefits set aside by Gazit-Globe or its subsidiaries for members of management beyond what is included in their gross compensation as disclosed above. Directors are not entitled to such benefits and are entitled only to what is disclosed in “Directors Compensation” below.

Employment and Consultant Agreements

Chaim Katzman

Mr. Katzman served as Chairman of the Company’s Board of Directors through January 31, 2018, and, as of February 1, 2018, serves as the Company’s CEO and Vice Chairman of the Board of Directors. Mr. Katzman has not had, through the current time, an employment agreement with, and does not receive any compensation from, Gazit-Globe. However, Mr. Katzman is entitled to use the Company’s resources in order to fulfill his duties. Mr. Katzman is furthermore entitled to indemnification and insurance under terms identical to those that apply to the other officers of the Company.

Recently, our audit, balance sheet and compensation committee (functioning as our compensation committee), followed by our board of directors, have approved a compensation package for Mr. Katzman, which, if approved by our shareholders at our upcoming special general meeting of shareholders that is scheduled to take place on May 31, 2018, will be effective for a three-year term beginning as of February 1, 2018. In order to be approved, the new compensation terms, which will be reflected in a written employment agreement, will require approval by a special, disinterested majority under the Israeli Companies Law. Under the proposed compensation terms, Mr. Katzman would receive a monthly cash salary, which as of the date of this report amounts to NIS 169,166 (including base salary and customary Israeli social benefits), which reflects an annual cost for the Company (solo, as of the date of this report) of NIS 2.03 Million, while the aggregate cost of Mr. Katzman’s employment (i.e. – the cost that will be paid to him by the Company deducted by the aggregate cost of compensation paid to him by the Company’s public subsidiaries, as will be from time to time- fees paid to Mr. Katzman by Atrium and Citycon for serving as the chairman of the board of each, as described below) shall not exceed NIS 5.8 Million. The foregoing salary includes all compensation to be paid to Mr. Katzman in respect of all of his roles on behalf of our subsidiary and investee companies at which he serves in senior positions. The foregoing salary will be subject to adjustment based on changes in the Israeli CPI each calendar year. Mr. Katzman will also be entitled to sick pay, reimbursement for expenses and other customary benefits, subject to the NIS 5.8 million maximum annual cost to our Company. Mr. Katzman will not be entitled to annual bonuses or equity grants from our Company under his employment agreement.

In addition to the foregoing, Mr. Katzman will be entitled to Directors and Officers insurance and indemnification from the Company under the same terms as apply to our Company’s other officers and directors (subject to shareholder approval). Mr. Katzman will additionally be entitled, in accordance with our reimbursement policy, to the reimbursement of any out-of-pocket expenses incurred in connection with the performance of his employment duties (including travel, per diem costs, etc.).

Either side may terminate the employment agreement upon six months’ prior notice (subject to our Company’s right to terminate the agreement immediately under circumstances in which we are not required to pay severance under Israeli law).

Atrium Consultant Agreement

Mr. Katzman and a wholly-owned subsidiary of Atrium are party to an agreement pursuant to which Mr. Katzman provides Atrium and its subsidiaries with consulting services. The consulting agreement automatically renews for successive one-year periods, unless either party gives the other written notice of termination. Mr. Katzman was entitled to annual fees in amounts of EUR 750,000 until March 2017, and EUR 700,000 as of March 2017, and to the payment of his expenses in relation to the provision of the consultancy services under the agreement. Mr. Katzman is not entitled to directors’ fees from Atrium.

Compensation from Citycon

For Mr. Katzman’s service as chairman of the board of directors of Citycon, he received annual compensation of EUR 165,000 in 2017.

Compensation from First Capital

Mr. Katzman had served as a director of First Capital until May 2017. For his office therein, Mr. Katzman was entitled to directors’ fees in an amount equal to that payable to the other members of First Capital’s Board of Directors. In 2017, First Capital paid Mr. Katzman directors’ fees in an amount of CAD$ 20.5 thousand and has also allotted to Mr. Katzman restricted shares units valued at CAD$116.85 thousand. Following the sale by the Company of ’shares of First Capital in March 2017, commencing in the first quarter of 2017 the Company no longer consolidates the financial statements of First apital. Accordingly, Mr. Katzman’s compensation from First Capital, as described in this section, is not included in the table above.

Compensation from Equity One

In March 2017, upon the completion of the merger between Equity One and Regency, Mr. Kaztman’s employment agreement with Equity One was terminated. In 2017, Mr. Katzman was reimbursed for expenses in connection with his duties, vehicle use, mobile telephone etc.

Mr. Katzman’s employment agreement with Equity One provided for certain payments and benefits upon termination of employment, including payment of certain cash amounts and acceleration of all vesting periods of restricted equity compensation that was due to vest within a year from the date of termination, constituting approximately 85 thousand restricted shares, as well as reimbursement of health insurance expenses.

Compensation From Regency

From March 2017 until February 2018, Mr. Katzman served as vice chairman of the board of Regency. For his office in Regency, Mr. Katzman was entitled to directors’ compensation as customary in Regency. In 2017, Regency paid Mr. Katzman directors’ compensation in an amount of U.S.$62.5 thousand as well as an allotment of common stock at a cost of U.S $ 128 thousand as reflected in Regency’s financial reports.

Upon the completion of the merger between Equity One and Regency, the Company no longer consolidates Equity One, and the shares of Regency are presented in the Company’s financial statements as an available-for-sale financial asset. Accordingly, compensation paid to Mr. Katzman by Equity One and Regency is not included in the compensation table above.

Dor J. Segal

In January 2017, Mr. Segal was appointed as the Company’s CEO, in which position he remained through January 31, 2018, when he stepped down from his positions as the Company’s CEO and Vice Chairman of the Board of Directors and remained a director of the Company. The terms of Mr. Segal’s employment as CEO of the Company during that period were approved in a special general meeting of the Company’s shareholders on March 23, 2017, effective as of January 2017. Under those terms, the term of Mr. Segal’s employment was to be for three years, commencing from January 19, 2017, subject to the right of each of the parties to terminate it via 180 days advance notice. Mr. Segal’s monthly salary was NIS 166,667 (gross) per month, which reflected an annual cost (comprising his base salary, a vehicle and customary social benefits) of NIS 2 million, net of any compensation paid to Mr. Segal by the Company’s investees (other than First Capital). The salary was to be adjusted once every calendar year, for the rate of increase in the Israeli CPI compared with the index for January 2017. In addition to his fixed salary, Mr. Segal was entitled to customary ancillary benefits as set forth in the compensation policy for the Company’s officers. Mr. Segal was also entitled to indemnification, and insurance under terms identical to those that apply to the other officers of the Company (and which continue to apply to Mr. Segal for his current service as director of the Company).

According to the terms of his employment agreement, Mr. Segal was not entitled to an annual cash bonus. During the term of his employment, Mr. Segal was entitled to receive up to an aggregate of 2,965,505 performance-based options for the purchase of the Company’s ordinary shares, in an amount that reflected a total cost to the Company, as of March 23, 2017, of NIS 12.9 thousand for the duration of Mr. Segal’s employment agreement. The options were to vest over a period of three years from January 19, 2017 in equal annual portions, but that vesting was accelerated upon the termination of Mr. Segal’s employment at our Company in January 2018, and all components of his equity compensation was vested upon that termination. The exercise price of the options is NIS 42 per ordinary share, and, in addition, the exercise of the options is conditioned upon the price of our ordinary shares achieving a target average price that is higher than the exercise price—such that the average quoted price of our ordinary shares is at least NIS 45 on the TASE for 90 consecutive days during the 12-month period that precedes the date of exercise (in this section, the “Target Price”“). The exercise price and the Target Price are linked to the Consumer Price Index and subject to adjustments. The final expiration date of all such options is the five year anniversary of the grant date.

Until January 2017, Mr. Segal was entitled to directors’ remuneration in respect of his office in the Company. When Mr. Segal served as, and received compensation for, his position as CEO of the Company from January 2017 through January 2018, he did not receive directors’ remuneration as above.

Compensation from Citycon

For his service as Vice Chairman of the Board of Directors of Citcycon, Mr. Segal was entitled to an annual remuneration of EUR 75 thousand as well as to a remuneration of EUR 600 per meeting. For his service in 2017, Mr. Segal received total remuneration of EUR 2,000 thousand. In March 2017, Mr. Segal ended his office in Citycon.

First Capital Employment Agreement

Mr. Segal serves as Chairman of the Board of Directors of First Capital as of May 2015. Segal is entitled to annual compensation in the amount of CAD$ 500 thousand and to an annual allotment of restricted share units with a value of CAD$ 500 thousand, the number of which is to be calculated on the date of allotment, in accordance with First Capital’s RSU plan. Pursuant to the aforesaid terms of the engagement, in March 2017 Mr. Segal was allotted 24,824 shares of First Capital. Commencing in the first quarter of 2017, following its sale of ’ shares of First Capital, the Company no longer consolidates the financial statements of First Capital. Accordingly, the compensation as described in this paragraph is not included in the table above.

Compensation from Equity One

Mr. Segal had served as a director of Equity One until March 1, 2017. Upon the completion of the Regency Merger, Mr. Segal stepped down from his role as a director of Equity One.

Upon completion of the Regency Merger, the remainder of the restricted shares of Equity One held by Mr.Segal vested (approximately 5,250 restricted shares).

Mia Stark

Compensation from Gazit Brasil and Gazit South America

Ms. Mia Stark has been serving as CEO of Gazit Brasil since April 2013, and as Head of Business Development in South America of a fully owned subsidiary (in this paragraph: “Gazit U.S.A”).

Based on her employment agreement relating to her position as CEO of Gazit Brasil from 2014, Ms. Stark is entitled to a monthly base salary totaling BRL 50 thousand (linked to the annual increase in the CPI) with customary social payments. Ms. Stark may be entitled to annual performance based bonus, of 50-75% of her annual salary. Furthermore, Ms. Stark is entitled to a refund of relocating costs to Brazil and her housing costs.

In the event of termination of Ms. Stark’s employment prior to January 2019, Ms. Stark will be entitled, in addition to severance compensation and any payments mandated by Brazilian labor law, to compensation totaling 12 monthly salaries and an agreed compensation of BRL 80 thousand for relocation costs back to her original country residence. Each party may terminate the agreement given prior notice of 120 days.

Under her employment agreement as Head of Business Development in Gazit U.S.A, dated January 2015, Ms. Stark is entitled to a base salary of U.S. $115 thousand and to annual performance based bonus ranging of 50-75% of her annual salary. Additionally, Ms. Stark is entitled to a retention bonus totaling to U.S. $ 500 thousand, payable in January 2019, provided that Ms. Stark is an employee of Gazit U.S.A on such a date. Each party may terminate the agreement with prior notice of 120 days. In the event of change of control of the Company, Ms. Stark will be entitled to a grant equaling 12 monthly salaries as well as acceleration of the phantom units granted to her (as detailed herewith).

Within the framework of the terms of her employment, Ms. Stark was granted 120,000 phantom RSU’s, which will vest in five unequal installments. The value of the phantom RSU’s will be determined based on the price of the company’s shares on the exercise date. In accordance with the terms of the allotment, since the date of allotment through 2017, (inclusive) 80,000 have vested and the remaining 40,000 units will vest in equal parts in June 2018 and January 2019.

In March 2018, the Board of Directors of Gazit Brasil and the compensation committee of the Company approved the grant of a special bonus in an amount of BRL 3 million to Ms. Stark, of which BRL 1.5 million was granted for the activities of Ms. Stark in 2017 and the balance will be paid in April 2018, conditional upon the completion of a transaction for the sale of a property in Gazit Brasil and on the continued employment of Ms. Stark in Gazit Brasil until July 2018. If any of the aforementioned conditions are not fulfilled, Mr. Stark will refund the conditional amount of the grant to Gazit Brasil.

Furthermore, the Board of Directors of Gazit Brasil and Gazit U.S.A and the compensation committee of the Company authorized an annual bonus for Ms. Start totaling U.S$ 86 thousand and BRL 567 thousand in respect of 2017.

Compensation from First Capital

For her service as director in First Capital, Ms. Stark is entitled to directors’ fees in an amount equal to that payable to the other Board members of First Capital. In 2017, First Capital paid Ms. Stark directors’ fees totaling of CAD$ 29,258 and allotted Ms. Stark restricted share units of First Capital valued at CAD$38,036. Commencing in the first quarter of 2017, following the sale by the Company of shares of First Capital’, the Company no longer consolidates the financial statements of First Capital. Accordingly, the compensation paid to Ms. Stark by First Capital as described in this paragraph is not included in the table above.

Jeffrey Mooallem

Mr. Jeffery Mooallem has been serving as CEO of Gazit Horizons since May 2017. The engagement is for a period of four years, commencing on May 1, 2017, subject to the entitlement of each party to terminate the agreement with an advance notice of 30 days. The agreement entitles Mr. Mooallem to an annual base salary of U.S.$ 450 thousand, as well as social and related benefits as customary in Gazit Horizons.

According to the terms of his employment, Mr. Mooallem is entitled to an annual bonus at a rate of at least 80% of his annual salary but not more than 125% of his annual salary. The annual bonus will be determined on the basis of measurable targets and at the discretion of the Board of Directors of Gazit Horizons and the Company Compensation Committee, which shall not exceed 50% of the bonus. Furthermore, in addition to said annual bonus, Mr. Mooallem is entitled to a one-time signing bonus in the amount of U.S.$ 250 thousand, payable by way of allotment of restricted share units that will vest in two equal installments in April 2018 and April 2019.

In addition, Mr. Mooallem is entitled to equity compensation, including in the form of securities of our Company, which will be issued upon adoption of a resolution of the Board of Directors of Gazit Horizons and the Company’s compensation committee, provided that Mr. Mooallem is an employee of Gazit Horizons on the dates of issuance. The schedule for the payment of compensation to Mr. Mooallem is as follows: (i) April 2018 – one-time cash payment in an amount of U.S.$ 450,000; (ii) April 2019 – issuance of restricted share units with a value of up to U.S.$800,000, half of which are to be issued at the discretion of each of the Board of Gazit Horizons and the Company’s compensation committee, respectively. Those restricted share units will vest in two equal installments at the end of one year and two years from the date of issuance; (iii) May 2020 – issuance of restricted share units with a value of up to U.S.$800,000, half of which are to be issued at the discretion of each of the Board of Gazit Horizons and the Company’s compensation committee, respectively. Those restricted share units will vest in full in April 2021; (iv) April 2021- issuance of ordinary shares of our Company with a value of up to U.S.$800,000. The value of the restricted share units and shares that are issued to Mr. Mooallem will be determined on the basis of the average share price on the NYSE in the thirty trading days preceding each issuance.

In the event of the termination of the employment agreement with Mr. Mooallem at the discretion of Gazit Horizons, or at the decision of Mr. Mooallem under the circumstances that are set out in the agreement, or within a period of 12 months following a change of control in the Company (as defined in the agreement), Mr. Mooallem will be entitled to the following payments: (i) annual base salary payments until the end of the original period of the agreement; (ii) a proportionate share of the annual bonus to which he is entitled; (iii) the balance of the one-time signing bonus and acceleration of the related vesting period; (iv) severance pay equal to 150% of the annual base salary with the addition of 150% of the annual bonus to which he would have been entitled for that year; (v) participation in medical insurance for a period of up to one year from the termination of his employment; and (vi) acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested.

Marcel Kokkeel

Mr. Marcel Kokkeel has been serving as the CEO of Citycon since March 2011. Mr. Kokkeel’s employment agreement with Citycon is for an unlimited period, subject to the rights of either of the parties to terminate the agreement with an advance notice of 6 months. Pursuant to said agreement, Mr. Kokkeel is entitled to an annual base salary (linked to the local consumer price index), as well as customary social and related benefits.

In addition, Mr. Kokkeel is entitled to an annual bonus at a rate that does not exceed 80% of his annual base salary, which will be determined on the basis of measurable targets and at the discretion of the Board of Directors of Citycon. 50% of said bonus will be paid in cash and the balance will be payable by way of allotment of Citycon shares.

The above table includes, under the heading “share-based payment”, the cost recorded in the financial statements of the Company in 2017 with respect to 1,000,000 options exercisable for shares of Citycon that were allotted to Mr. Kokkeel under Citycon’s 2011 Option Plan.

Mr. Kokkeel may also be entitled to the issuance of up to 659,922 shares under the 2015 Performance Share Plan, in equal parts over the three performance-measurement periods of the plan.

If the employment agreement with Mr. Kokkeel is terminated by Citycon, Mr. Kokkeel will be entitled to his full salary in respect of the early notice period and to severance pay at the rate of 150% of his annual base salary on the date of termination of employment.

Adi Jemini

Mr. Adi Jemini has served as Chief Financial Officer of the Company since September 2015 and, in January 2017, he was also appointed as an Executive Vice President of the Company. Mr. Jemini’s employment agreement has a term of three years commencing in September 2015, and is subject to his and the Company’s right to terminate upon 180 days advance notice. For his service, as above, Mr. Jemini is entitled, in addition to his gross monthly salary (linked to the annual increase in the CPI), to customary social and related benefits, as well as to indemnification, exemption and insurance, as is customary at the Company.

Mr. Jemini’s employment agreement, as amended, entitles him to an annual bonus in an amount that is not to exceed 75% of his annual salary. The bonus is determined on the basis of measurable targets and based on the discretion of the Company’s compensation committee and board of directors, which discretionary component may not exceed 50% of such bonus, in accordance with our Compensation Policy. Mr. Jemini was granted an annual bonus of NIS 1.035 million for 2017.

Under his amended employment agreement, Mr. Jemini may be entitled to a retention bonus, provided that he remains employed by the Company for the duration of 20 months from January 2017. This bonus will be payable to Mr. Jemini in three equal intervals over such period, the amount of each interval equaling 1.11% of Mr. Jemini’s monthly salary. Should Mr. Jemini decide to terminate his employment prior to the end of the agreement period, he will be required to refund to the Company in full the amounts paid to him on account of the retention bonus until such date. The employment agreement amendment also entitles Mr. Jemini to the reimbursement of special expenses with respect to his relocation to Israel and residence in Israel in the (grossed up) amount of NIS 325,000 per year.

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

In the event of the termination of Mr. Jemini’s employment with the Company during a 12-month period following an event of change of control in the Company (as defined in the employment agreement), Mr. Jemini shall be entitled to the following compensation (in lieu of the compensation described above): acceleration of the vesting period of all components of equity compensation granted to him that have not yet vested, as well as a grant in a total amount that is equal to 200% of his base annual salary in the year of completion of the change of control, provided that such grant does not exceed his base salary for the period remaining under the term of the employment agreement, increased by three months.

The compensation table above includes, under the heading “Share-Based Payment”, the cost recorded in 2017 in our financial statements with respect to:

Grant date	Amount	Exercise/ share price	Notes
September 2015	199,669 options (non-negotiable)	NIS 43.836	Fair value of an option under the binomial model on the date of approval of allotment – NIS 5.747
	14,223 restricted share units (RSU)	NIS 40.34
	54,488 restricted performance share units (PSU)	NIS 10.53	The amount includes 36,326 restricted share units cancelled in January 2017, in accordance with the Company’s updated compensation policy from November 2016
January 2017	60,848 options (non-negotiable)	NIS 33.714	Fair value of an option under the binomial model on the date of approval of allotment – NIS 6.656
	2,936 restricted share units (RSU)	NIS 35.3	Of which 11,463 restricted share units were allotted in lieu of 36,326 restricted share units cancelled as above

Additional information regarding the options: The exercise price presented in the above table is linked to the Israeli CPI and subject to customary adjustments (including with respect to the distribution of bonus shares, issuance of rights and a dividend distribution). The options vest in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Jemini’s engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date. The options will also be exercisable by means of a cashless exercise.

Additional information regarding the restricted share units: The RSUs will vest in three equal installments at the end of one year from the grant date. In the event of a dividend distribution, Mr. Jemini will be entitled to monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

Romano (Rami) Vaisenberger

Mr. Vaisenberger has been an employee of the Company since 2004 and serves as Vice President and Controller of the Company since April 2011. According to his employment agreement from March 2016, which was in effect until February 28, 2018, Mr. Vaisenberger was entitled to a gross monthly salary (linked to the annual increase in the consumer price index), customary social and related benefits, as well as exemption, indemnification and insurance as customary in the Company. In February 2018, Mr. Vaisenberger’s employment agreement with the Company was renewed and updated, and as of said date his gross monthly salary amounts to NIS 75,000 (linked to the annual increase in the consumer price index). The updated employment agreement is for a period of three years, commencing in March 2018, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days.

Mr. Vaisenberger’s employment agreement entitles him to an annual bonus in an amount that is not to exceed 75% of his annual salary. The bonus is determined on the basis of measurable targets and based on the discretion of the Company’s Compensation Committee and Board of Directors, which is not to exceed 50% of the bonus, in accordance with the Company’s compensation policy.

Additionally, Mr. Vaisenberger may be entitled to a retention grant of NIS 450,000, provided that he remains in the employ of the Company throughout the period of the agreement. This grant will be payable by way of issuance of restricted share units at a cost of NIS 450,000 to the Company on grant date. The restricted share units will vest at one time, at the end of three years (the end of the employment period under the updated agreement).

If the period of the updated agreement lapses and a new employment agreement is not entered into with Mr. Vaisenberger, he will be entitled to an additional three monthly base salaries, including all social and related benefits (excluding the entitlement to payment for an advance-notice period). Additionally, if the employment of Mr. Vaisenberger is terminated by the Company (other than for cause), Mr. Vaisenberger will be entitled to the following compensation: (a) an advance-notice period of 90 days, during which he will be entitled to receive his full salary and all attaching benefits; (b) base salary (including social benefits) for the period remaining to the end of the agreement period, but not more than three months; and (c) the proportionate share of the annual bonus to which he is entitled under our Compensation Policy.

The above compensation table includes, under the heading “Share-Based Payment”, the cost recorded in 2017 in the Company’s financial statements with respect to:

Grant date	Amount	Exercise
May 2017	145,113 options (non-negotiable)	NIS 37.383
24,477 restricted share units (RSU)

Additional information regarding the options: The exercise price above is subject to customary adjustments. The options vest in three equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Vaisenberger’s engagement with the Company will expire. The final expiry date of all options is at the end of four years from their grant date.

Additional information regarding the restricted share units: The RSUs will vest in three equal installments at the end of one year from grant date. In the event of a dividend distribution, Mr. Vaisenberger will be entitled to a monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

In connection with the update to his employment agreement, Mr. Vaisenberger received, after December 31, 2017, an additional allotment of options and RSU’s (in equal parts), at a cost of NIS 270 thousand to the Company on grant date. The terms of the options and the RSU’s that are allotted was set out in this section above, with an exercise price of 35.039 NIS.

Zvi Gordon

Mr. Gordon, the son-in-law of Mr. Katzman, has been serving as Vice President of Investments of the Company since June 2017. The employment agreement of Mr. Gordon is for a period of three years, commencing on June 19, 2017, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days. For his service, Mr. Gordon is entitled to an annual salary of U.S.$200,000 (linked to the annual increase in the consumer price index). Mr. Gordon is also entitled to customary social and related benefits (the grossed-up tax in respect of such benefits will be assumed by the Company), as well as to exemption, indemnification and insurance as is customary in the Company.

Mr. Gordon’s employment agreement entitles him to a cash annual bonus in a total amount that is not to exceed 60% of his annual base salary in any given year. The bonus is to be determined on the basis of measurable targets defined for the Company every year in advance.

If the employment of Mr. Gordon is terminated before the elapsing of three years (other than under circumstances that allow the Company to terminate the agreement without entitlement to severance pay), and in the event of resignation under circumstances where the resignation is legally deemed as dismissal, in the event of death or loss of working capacity, Mr. Gordon will be entitled to: (a) an advance-notice period of 90 days, during which Mr. Gordon will be entitled to his base salary and the attaching benefits payable during an advance-notice period; and (b) a proportion of the annual bonus to which Mr. Gordon will be entitled for the year in which his office is terminated.

In the event of the termination of the employment of Mr. Gordon within a period of 12 months following a change of control in the Company (as defined in the agreement), Mr. Gordon will be entitled to the following (in lieu of the compensation set out in this section above): acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested and an annual bonus at the rate of 200% of his annual base salary in the year of completion of the change of control, provided that said amount does not exceed an amount reflecting his base salary in the period remaining to the expiry of his agreement with the addition of three months.

The above compensation table includes, under the heading “Share-Based Payment”, the cost recorded in 2017 in the Company’s financial statements with respect to:

Grant date	Amount	Exercise
October 2017	224,848 options (non-negotiable)	NIS 34.308
19,985 restricted share units (RSU)

Additional information regarding the options: The exercise price above is subject to customary adjustments. The options vest in 3 equal installments, starting upon the elapse of one year from the grant date. Options that have not been exercised within 90 days of the date of the termination of Mr. Gordon’s engagement with the Company will expire. The final expiry date of all options is at the end of 4 years from their grant date.

Additional information regarding the restricted share units: The RSUs will vest in three equal installments at the end of one year from grant date. In the event of a dividend distribution, Mr. Gordon will be entitled to a monetary compensation that reflects the benefit from the dividend distribution in respect of the restricted share units that have not yet vested on the date of the dividend distribution.

Mr. Gordon also serves as Vice President of Mergers & Acquisitions of Gazit USA, a wholly owned subsidiary of the Company. For his employment, Mr. Gordon was entitled to an annual salary of U.S.$130,000, a discretionary annual bonus of no more than 40% of the annual salary and the attaching social benefits as customary in Gazit USA. Commencing on the date of his appointment as the Company’s VP Investments, the compensation payable to Mr. Gordon by Gazit USA is deducted from the total compensation that is payable to Mr. Gordon by the Company, as described above.

Director Compensation

For the fiscal year ended December 31, 2017, our external and non-external directors other than Mr. Katzman and Mr. Segal (with respect to Mr. Segal – except for the period commencing on January 1 2017 and until January 19, 2018) were entitled to receive annual cash compensation of U.S.$56,000. Both our external and non-external directors, other than Mr. Katzman and Mr. Segal, also received during the fiscal year ended December 31, 2017, and continue to receive, U.S.$ 1,480 per board meeting and per committee meeting, 60% of such amount in the case of telephonic participation, and 50% of such amount in the case of adoption of written resolutions. For further information regarding our director fees, see “–Compensation of Directors and Officers” below.

C.	Board Practices

As an Israeli corporation we are subject to various corporate governance requirements under Israeli law relating to such matters as external directors, independent directors, the audit committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the NYSE Listed Company Manual and other applicable provisions of U.S. securities laws to which we are subject. Under the NYSE Listed Company Manual, a foreign private issuer may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the NYSE Listed Company Manual, except for the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. In addition, we are not currently obligated to follow additional corporate governance practices promulgated by the TSX provided that no more than 25% of the trading volume of our ordinary shares over any six-month period occurs on the TSX and provided that another stock exchange will review the action in question. We may follow home country practice in Israel with regard to the other corporate governance standards otherwise imposed by the NYSE Listed Company Manual for U.S. domestic issuers. Please see “Item 16G. Corporate Governance” for a description of those home country practices that we follow in lieu of corresponding standards imposed by the NYSE Listed Company Manual on U.S. domestic issuers.

Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors under the NYSE corporate governance standards applicable to domestic issuers. For further information, see “Item 3—Key Information—Risk Factors”.

Under the Israeli Companies Law and our articles of association, the supervision of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our CEO (referred to as a”general manager” under the Israeli Companies Law) is responsible for our day-to-day management. Our CEO is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we intend to enter into with him. All other executive officers are appointed by our CEO, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our articles of association (as amended in 2016), all directors, other than the external directors, serve for approximate one-year terms, until the end of the first annual general meeting following their election. All non-external directors are therefore subject to election or re-election (as applicable) annually.

In addition to being subject to election by the shareholders annually, a nominee for director may also be appointed by our board of directors to fill a vacancy on our board of directors or as a new, additional director, so long as the total number of directors does not exceed 11. Removal of any director at a general meeting of shareholders requires the vote of 75% of the shares of shareholders who are present and voting (in person or by proxy), except as provided by applicable law with respect to external directors, as described below.

Our articles of association furthermore require that at least one-third of the members of our board of directors shall be independent directors (including the external directors who are considered independent under the Israeli Companies Law).

External directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under very limited circumstances set forth in the Israeli Companies Law. See “—External Directors” below.

Chairman of the Board

Our articles of association provide that the chairman of the board is designated to serve in that role by the board of directors and serves as chairman of the board throughout his term as a director. Under the Israeli Companies Law, the general manager (i.e., the chief executive officer) or a relative of the general manager may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the general manager without shareholder approval (including a special majority requirement). In addition, a person subordinated, directly or indirectly, to the general manager may not serve as the chairman of the board of directors; the chairman of the board may not be vested with authorities that are granted to those subordinated to the general manager; and the chairman of the board may not serve in any other position in the company or a controlled company, but he may serve as a director or chairman of a subsidiary.

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded are required to include at least two members who qualify as external directors. Each of Yair Orgler, who was elected on November 27, 2007 and re-elected in 2010, 2013 and 2016, and Ronnie Bar-On who was elected on May 1, 2013 and re-elected in April 2016, qualifies and was elected to serve as an external director, with terms ending on November 26, 2019 and May 1, 2019, respectively. The principal requirements with respect to external directors are set forth below.

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

Pursuant to the regulations promulgated under the Israeli Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise as defined in those regulations. In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise and the board is required to determine the minimum number of board members that are required to possess accounting and financial expertise. In determining the number of directors required to have such expertise, the members of our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that each of our current board members, possess “accounting and financial” expertise and the requisite professional qualifications as such term is defined under the Israeli Companies Law.

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

Board Committees

Overview of Board Committees

Commencing in July 2017, we adopted a newly-permitted practice under the Israeli Companies Law pursuant to which a single committee may fulfill the requirements of both the audit committee and compensation committee of the board of directors. We had also previously adopted the permitted practice (that is described below) for an audit committee to also function as the financial statements review committee (referred to as a balance sheet committee) that our board is required to appoint under the Israeli Companies Law. Consequently, we have a single committee of the board that serves as our audit, balance sheet and compensation committee, and that fulfills all related requirements under the Israeli Companies Law, the NYSE Listed Company Manual and the SEC rules.

In addition we have a separate nominating and corporate governance committee of the board (as required under the NYSE Listed Company Manual) and a separate investment committee of the board.

For the sake of clarity, we have separately described the distinct audit (and financial statements) committee-related requirements and the distinct compensation committee-related requirements below, although, in practice, a single committee of directors fulfills all such requirements for our Company.

Audit Committee Requirements

Composition

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, and a majority of its members must be independent directors. An independent director is an external director or a director that is appointed or classified as such, and that meets the qualifications of an external director (other than the professional qualifications/accounting and financial expertise requirement) and does not serve as a director of the company for more than nine (9) consecutive years (with any period of less than two years during which such person does not serve as a director not being viewed as interrupting a nine-year period). For Israeli companies traded on certain foreign stock exchanges, including the NYSE, a director who qualifies as an independent director for the purposes of such director’s membership on the audit committee in accordance with the rules of such stock exchange on which it is traded, including the NYSE, is also deemed to be an independent director under the Israeli Companies Law. Such person must meet the non-affiliation requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and must meet the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on such foreign stock exchange may continue to be considered an unaffiliated director for unlimited additional periods of three-years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

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

Responsibilities

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

According to the Israeli Companies Regulation (Provisions and Conditions in the Matter of the Approval Process of Financial Statements), 2010, the board of directors of an Israeli public company must approve the financial statements of the company after a financial statements review committee has submitted its recommendations to the board of directors in respect to certain matters relating to the preparation of the financial statements as detailed in the regulation, and submit such recommendations to the board a reasonable period prior to its meeting on the matter. The company’s auditors are to be invited to all meetings of the financial statements review committee, and the internal auditor is to receive notices of such meetings and be entitled to participate. The financial statements review committee must consist of at least three directors and a majority of its members are required to be unaffiliated directors. The restrictions on who may not be a member of the audit committee, as described above, apply to membership on the financial statements review committee as well. All of the financial statements review committee members are required to have the ability to read and understand financial statements, and at least one of the unaffiliated directors should have ““accounting and financial expertise”“ (within the meaning of the Israeli Companies Law). In addition, the chairman of the financial statements review committee is required to be an external director. An audit committee that meets these requirements may serve as a financial statements review committee.

Implementation of Requirements at Gazit

The members of our audit, balance sheet and compensation committee—which fulfills all above-described audit committee requirements— are Yair Orgler, Haim Ben-Dor, Zehavit Cohen, and Ronnie Bar-On. Mr. Bar-On serves as the chairman of the committee for all audit committee (and compensation committee) related functions, while Prof. Orgler serves as the committee chairman for all balance sheet/financial statements related functions. Our board of directors has determined that each member of this committee meets the audit committee independence requirements set forth in the NYSE Listed Company Manual. In addition, each of Prof. Orgler, Mr. Ben-Dor, Ms. Cohen and Mr. Bar-On is independent, as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (which rule contains the SEC’s independence requirements for audit committee members). All members of this committee of our board meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NYSE. The rules of the SEC also require that we disclose in our annual reports whether at least one member of the audit committee is an “audit committee financial expert.” On March 28, 2016, our board of directors determined that Ms. Zehavit Cohen qualifies as an audit committee financial expert, as defined by the rules of the SEC and has the requisite accounting or related financial management expertise referenced by the NYSE Listed Company Manual.

Our board of directors has adopted a charter for our audit, balance sheet and compensation committee that is consistent with the audit committee charter requirements of the SEC and the NYSE Listed Company Manual.

Compensation Committee Requirements

Composition

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors (as described under “—Audit Committee Requirements— Composition” above). In addition, a director who is a member of the compensation committee (and is not an external director) may not accept benefits from the company beyond his or her prescribed compensation. If a company’s audit committee meets these requirements, it may serve as the company’s compensation committee as well.

Responsibilities

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

Implementation of Requirements at Gazit

As noted above, our audit, balance sheet and compensation committee—which fulfills all above-described compensation committee requirements—consists of Mr. Bar-On, Mr. Ben-Dor, Prof. Orgler and Ms. Cohen. Mr. Bar-On serves as the chairman of the committee for all compensation committee-related functions. Our board of directors has determined that each member of this committee meets the independence requirements for compensation committee membership set forth in the NYSE Listed Company Manual. In addition, each of Mr. Bar-On, Mr. Ben-Dor, Prof. Orgler and Ms. Cohen is independent, as such term is defined in Rule 10C-1(b)(1) under the Exchange Act (which rule contains the SEC’s independence requirements for compensation committee membership).

Compensation Policy

In November 2016, the Company’s shareholders approved our Compensation Policy. The Compensation Policy applies to the Company’s president/CEO, its executive vice president, its vice-presidents and directors, including directors who serve in another position at the Company (with the exception of the Company’s controlling shareholders). Under the Compensation Policy, the compensation package for the Company’s officers will include three principal components, in varying proportion, as follows:

●	Salary and related benefits: fixed compensation will be set according to market terms for officers in similar positions in comparable companies (for officers reporting directly to the CEO, adjustable by up to 5% a year), and will include social benefits and the customary related benefits. The Company may also refund the amount needed to gross up car and phone use benefits for tax purposes and may cover academic tuition fees.

●	Performance-based annual bonus: the annual bonus will be calculated based on the attainment of measureable targets for the Company, which are determined annually, including: FFO per share, NAV per share, leverage ratio (stand-alone and/or adjusted stand-alone and consolidated), performance of the Company’s ordinary shares, capital markets activity, general and administrative expenses target, NAV per share under EPRA principles, and FFO return on equity and debt. At least three of the aforementioned parameters will be selected at the audit, balance sheet and compensation committee’s (functioning as the compensation committee, and referred to throughout this discussion as the compensation committee)’ and the board of director’s discretion each year, and the compensation committee and board of directors may add other measureable operating or financial parameters. The compensation committee and the board of directors will annually determine the weight of each parameter, which shall not exceed 25% (subject to exceptions). For the CEO and executive directors, the discretionary component of such officer’s annual bonus will not exceed a sum equal to three monthly salaries. With respect to officers other than the CEO and/or a director of the Company, at least 25% of the bonus will be calculated based on measureable and qualitative targets set for the Company, at least 25% of the bonus will be calculated on the basis of the achievement of personal targets for such officer (distinguished from the targets for the Company itself) and up to 50% of the annual bonus may be based on the discretion of the compensation committee and the board of directors. The annual bonus amounts are limited to a ceiling ranging between seven and 12 times an officer’s monthly salary, according to the officer’s corporate rank. A performance range will be set for each of the parameters, against which a weighted calculation of actual achievement will be compared as part of the annual bonus determination. The bonus amount which is based on the Company targets being met will be set linearly, based on the performance range determined for each parameter, all subject to the precondition that the Company has attained a weighted rating of at least 80% in achieving targets for that year.

●	Long-term equity-based compensation: the equity-based compensation will include the allocation of securities or phantom securities to officers, at an annual economic value at the grant date that shall not exceed the ceiling set forth in the Compensation Policy according to the corporate rank of each officer, provided that restricted share units that are not contingent on performance will not account for more than half of the equity-based compensation. The vesting period of the securities will be no less than three years (subject to exceptions).

●	Sign-on and retention bonuses: the policy permits the granting of a sign-on bonus and a retention bonus each in an amount not to exceed six monthly salary payments.

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

Investment Committee

Our board of directors has established an investment committee. The investment committee reviews for approval investments of a magnitude that the board of directors has determined is in excess of management’s prerogative but do not require approval of the full board of directors. The current members of the investment committee are Chaim Katzman, Yair Orgler and Zehavit Cohen.

Nominating and Corporate Governance Committee

Our nominating and governance committee consists of Mr. Ben-Dor, Ms. Cohen, Dr. Orgler. and Mr. Bar-On.

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

Compensation of Directors and Officers

According to the Israeli Companies Law, the compensation of our directors and our chief executive officer has to be consistent with our then-effective compensation policy and requires the approval of our audit, balance sheet and compensation committee (functioning as the compensation committee, and referred to throughout this discussion as the compensation committee), the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Israeli Companies Law, the approval of the shareholders at a general meeting (in the case of a director, if the compensation deviates from our then-effective compensation policy, or in the case of our chief executive officer, based on receipt of a special majority, as described below). Unless exempted under the regulations promulgated under the Israeli Companies Law, where the director or chief executive officer is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described below under “Item 10—Additional Information—Approval of Related Party Transactions Under Israeli Law—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.”

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

As of the date of this annual report, our external directors are entitled to remuneration subject to the provisions and limitations set forth in the regulations promulgated under the Israeli Companies Law. We also apply the same provisions and limitations applied to our external directors to the compensation of our non-external directors other than with respect to Mr. Katzman. Pursuant to a resolution of the Company, compensation for our external directors (as well as the for the other directors in the Company who do not hold additional positions and are not controlling shareholders therein) will be updated (upon the end of Mr. Bar On’s term as an external director, which is expected to occur in April 2019) to the effect that the current “proportionate compensation” will be replaced with: (1) fixed monetary compensation, which is provided for in the regulations promulgated under the Israeli Companies Law, based on the Company’s performance; and (2) equity compensation in the amount of 1,500 RSUs per year, in accordance with the Company’s equity compensation plan, as shall be in effect on the relevant dates. Such RSUs will vest over a period of two years from their grant date. A director whose office ends prior to the vesting of RSUs shall be entitled to the vesting of the proportionate share of such RSUs (subject to the payment of the par value of the exercise shares). In addition, the directors shall be entitled to various adjustments under the Company’s equity compensation plan. For example, in the event the Company pays a cash dividend to the holders of its ordinary shares during the vesting period, no adjustment will be made with respect to the dividend; however, each of the directors shall be entitled to a cash grant in a (gross) amount that is equal to the amount to such dividend that would have been paid to the director for the holding of the unvested RSUs on the date of the dividend distribution.

For our discussion of the date of expiration of the terms of our directors, see “—Directors and Senior Management” above.

For our discussion of the details of our directors’ service contracts, see “—Compensation—Employment and Consultant Agreements” above.

D.	Employees

As of December 31, 2017, we employed, through our subsidiaries and significant investees, a total of 791 individuals. Of this number, 150 individuals were employed directly by Gazit-Globe and its wholly-owned subsidiaries.

The following table provides an overview of the number of employees at Gazit-Globe and each of our subsidiaries and jointly controlled companies as of December 31, 2017, 2016 and 2015:

	As of December 31,
Entity	2015	2016	2017
Gazit-Globe	45	42	33
Equity One (1)	149	143	-
First Capital (2)	351	360	-
Citycon	318	272	247
Atrium	351	366	394
Gazit Germany	8	8	7
Gazit Development	71	74	82
Luzon Group (formally Dori Group)	578	-	-
Gazit Brazil	17	24	23
Gazit Horizons	-	-	5
Total	1,888	1,289	791

(1)	Effective as of March 1, 2017, Equity One completed the Regency Merger, and is presented in our audited consolidated financial statements included elsewhere in this annual report as a discontinued operation. Regency is not consolidated into our financial statements in 2017 and our investment in it is instead presented as an available-for-sale financial asset.

(2)	We have deconsolidated First Capital from our financial statements and present our investment in it on an equity method basis.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership of our outstanding ordinary shares as of April 10, 2018 by each of our directors and executive officers, individually, and all of our directors and executive officers as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefits of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of April 10, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on the 193,481,633 ordinary shares outstanding (excluding treasury shares) as of April10, 2018.

	Shares Beneficially Owned(1)
	Number		Percentage
Directors and executive officers:
Chaim Katzman	100,150,000	(2)	51.76%
Dor J. Segal	3,777,305	(3)	1.91%
Adi Jemini	193,305	(4)	0.1%
Rami Vaisenberger	71,963	(5)	0.04%
Zvi Gordon	—	(6)	—
Yair Orgler	—		—
Haim Ben-Dor	86,933		0.04%
Zehavit Cohen	—		—
Ehud Arnon	—		—
Douglas Sesler	—		—
Ronnie Bar-On	—		—
All directors and executive officers as a group	104,279,506	(3)	53.81%

*	Represents less than 1% of the issued and outstanding ordinary shares.

(1)	For information concerning the exercise price and expiration date of options held by executive officers (to the extent described in the below footnotes), please see the description of the option grants to those officers under “Item 6.B Compensation—Employment and Consultant Agreements” above in this Item 6.

(2)	Consists of Mr. Katzman’s direct shareholdings alone (60,000 ordinary shares) and consists of ordinary shares held by Norstar, of which Mr. Katzman is the controlling shareholder (100,090,000 ordinary shares).

(3)	Includes options to purchase 2,965,505 ordinary shares, which are currently exercisable.

(4)	Includes options to purchase 173,678 ordinary shares, which are currently exercisable. Does not include options to purchase 86,839 ordinary shares, 20,032 RSUs, and 18,162 performance-based RSUs not exercisable within 60 days of April 10, 2018.

(5)	Includes options to purchase 55,775 ordinary shares, which are currently exercisable. Does not include options to purchase 111,549 ordinary shares, 33,323 RSUs not exercisable within 60 days of April 10, 2018.

(6)	Mr. Gordon holds options to purchase 224,848 ordinary shares and 19,985 RSUs, which are not exercisable within 60 days of April 10, 2018.

Share Option Plans

In December 2011, our board of directors approved our 2011 Share Incentive Plan, pursuant to which we may grant share options and other share based awards to our employees and officers and the employees and officers of our subsidiaries. Our board of directors reserved 4,500,000 shares for awards to be issued under the new share incentive plan, and in 2017 increased it to 8,500,000 shares and extended the effective period of the plan until 2025. The terms of the individual share based awards are subject to the discretion of our compensation committee, which administers the new share incentive plan.

The following tables provide details of grants made in the last three years under the 2011 Share Incentive Plan:

Issuance Date(1)	Number of Share Options		Exercise Price per Share (NIS)	Fair Value at Issuance (NIS)(2)
September 1, 2015	917,439	(2)	43.836	5.747
November 15, 2015	159,554		40.967	5.923
January 1, 2017	60,848	(3)	33.714	6.656
March 23, 2017	2,965,505		42.00	4.36
March 26, 2017	366,748		37,383	5.843
October 16, 2017	224,848		34.308	2.915
March 1, 2018	22,211		35.039	6.08

(1)	Calculated based on the binomial method.

Issuance Date	Number of Restricted Share Units		Fair Value at Issuance (NIS)(1)
September 1, 2015	65,351	(2)	40.3
November 15, 2015	11,854		39.9
November 21, 2016	11,463	(3)	35.3
January 1, 2017	11,473	(3)	35.3
March 26, 2017	60,598		36.8
May 11, 2017	13,247		37.85
October 16, 2017	19,985		33.8
March 1, 2018	17,005		34.4

(1)	Calculated based on the binomial method.

Issuance Date	Number of Performance-Based Restricted Share Units		Fair Value at Issuance (NIS)(1)
September 1, 2015	250,358	(2)	10.53
November 15, 2015	38,836	(3)	12.17

(1)	Calculated based on the binomial method.

(2)	The PSUs will vest in one installment at the end of three years following the grant date provided that the Company’s share price has appreciated by at least 20%. 36,326 of the PSUs were cancelled in January 2017 (effective from the date of adoption of the Company’s new compensation policy in November 2016) and replaced with RSUs that were allocated to Mr. Jemini. 195,870 PSU’s that were granted to Ms. Lavine accelerated upon the termination of her employment, and as such expired on March 31, 2017.

(3)	Upon the termination of Mr. Barzilai’s employment, all of the PSUs granted to him expired.

As of April 10, 2018, the total number of share based compensation granted by Gazit-Globe to employees, directors and officers of Gazit-Globe (and that had not yet been exercised or had not expired) are 3,816,296 options with an average adjusted exercise price of 39.65 NIS, 108,114 RSUs and 18,162 PSUs outstanding, all of which are held by officers and employees of the Company.

In addition to the above, we entered into phantom share agreements between the years 2006 and 2017 with several employees of wholly-owned subsidiaries of ours which were intended to have the economic effect of the grant of 102,500 RSUs (outstanding as of December 31, 2017).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth, as of April 10, 2018, certain information with respect to the beneficial ownership of our ordinary shares by each person known by us to own beneficially more than 5% of the outstanding ordinary shares, based on information provided to us by the holders or disclosed in public filings of the shareholders. The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefits of ownership.

	Shares Beneficially Owned
	Number	Percentage
Principal shareholders:
Norstar Holdings Inc. (1)	100,090,000	51.7%

(1)	The percentages shown are based on 193,481,633 ordinary shares outstanding (excluding treasury shares) as of April 10, 2018.

(2)	Chaim Katzman, our vice chairman and CEO, and certain members of his family, own or control, including through private entities owned by them and trusts under which they are the beneficiaries, directly and indirectly, approximately 24.8% of Norstar’s outstanding shares as of April 10, 2018. Mr. Katzman also controls Norstar’s “FUF”, which controls the voting rights of approximately 18.25% of Norstar’s outstanding shares as of April 10, 2018 (“FUF”, collectively with Mr. Katzman below: the “Katzman Group”). Additionally, Mr. Katzman is considered a “joint holder”, within the meaning of this term in the Israeli Securities Law, with the Katzman Family Foundation, a charity fund which owns 4.36% of Norstar’s issued share capital.

Mr. Segal, a member of our board of directors and our former vice chairman and CEO, holds 8.4% of Norstar’s outstanding shares. Until March 2018 Mr. Katzman and Mr. Segal and other related parties were parties to a shareholders agreement with respect to their holdings in Norstar. In March 2018 the shareholders agreement was terminated. In the aggregate, Mr. Katzman possesses the right to vote 43.05% of Norstar’s outstanding shares, and together with the Katzman Family Foundation, 47.41% of Norstar’s outstanding shares. During the past three years, Norstar’s holdings of our ordinary shares ranged from approximately 50.7% to 51.7% of our outstanding share capital. A substantial number of the shares held by Norstar are pledged to financial institutions in Israel to secure revolving credit facilities and/or to secure indebtedness of Norstar. See also “Item 3. Key Information—Risk Factors—Risks Related to Investment in our Ordinary Shares—Our controlling shareholder has the ability to take actions that may conflict with the interests of other holders of our shares.”

Voting rights of major shareholders

Our major shareholders do not have voting rights that are different from our other shareholders. For additional information regarding the voting of our ordinary shares, refer to “Item 10. Additional Information—B. Memorandum and Articles of Association.”

As of April 10, 2018, we had one holder of record of our ordinary shares in the United States (the Depositary Trust Company, as nominee for underlying beneficial holders). Such holder of record held as of that date 31,203,469 ordinary shares, constitiuing approximately 16.1% of our outstanding ordinary shares. These numbers are not representative of the number of beneficial holders of our shares, nor are they representative of where such beneficial holders reside. Of the aforementioned 16.1% held by the U.S. record holder, more than two-thirds (or approximately 10.7% of our total outstanding ordinary shares) are held by Norstar Israel Ltd. (an Israeli company owned by Norstar) through the Depositary Trust Company. In addition, both the foregoing 10.7% of our outstanding ordinary shares held by Norstar Israel Ltd. through a U.S. record holder, and the remaining 40.0% of our outstanding ordinary shares held by Norstar Israel Ltd. through non-U.S. record holders, are deemed beneficially held by our chairman, Chaim Katzman, who is a resident of the United States.

B.	Related Party Transactions

Updates to Terms of Non-Competition and Management Agreement with Norstar Group

In October 2017, following approval by our audit committee and board of directors, our shareholders re-approved our existing agreement with our controlling shareholder, comprised of Norstar Holdings and its wholly-owned subsidiary, Norstar Israel Ltd. (“Norstar Israel”) (which we collectively refer to as Norstar Group), including the terms of both the non-competition stipulation and the management agreement with the Norstar Group, which terms were amended with effect from November 16, 2017 until November 16, 2020.

Amended Non-Competition Stipulation

Under the amended non-competition terms, Norstar Holdings has undertaken that so long as it continues to be the Company’s sole controlling shareholder and the Company is engaged, as its principal business, either directly or through investees, in the field of owning, operating and developing shopping centers and retail-based mixed-use properties (collectively, “Shopping Centers”), Norstar Group will not engage in that same field and will not own shares in companies (other than the Company) that are engaged in that field as their principal activity. Accordingly, Norstar Holdings will pass on to the Company any proposals that it receives to engage in and/or to hold Shopping Centers. Norstar Group may, however, own less than 5% of the issued share capital of any single company that is engaged in and/or holds Shopping Centers. Norstar Holdings may also own, operate and develop, or own shares of companies that own operate and develop, real estate other than Shopping Centers, as their primary activity.

Amended Management Agreement

Under the amended terms of the management agreement, we provide management services to the Norstar Group for a fee of NIS 139,000 per month (which amount is linked to the increase in the Israeli consumer price index), plus VAT. That fee level constitutes an increase from the previous fee level of NIS 122,000 per month. Our management services performed for Norstar include the following: secretarial services, funds management (including reporting to the authorities), treasurer services, computer and IT services, communications, legal services, and handling of bank financing, the capital markets and the investments of Norstar Israel and companies in its group (which include Norstar and companies controlled by it). The management services provisions will be automatically renewed in November 2020, and will continue to be renewed, from time to time, for three-year periods, subject to non-renewal by either party based on notice to the other party no later than 90 days before the end of the then-current three year term (subject to the provisions of the Israeli Companies Law concerning agreements with controlling shareholders).

Compensation Terms of Senior Executives

Employment Agreement (including Application of D&O Insurance Policy and Indemnification) for Mr. Zvi Gordon

For a description of the terms of the employment agreement that we have entered into with Mr. Zvi Gordon, the Vice President of Investments of the Company since June 2017 and the son-in-law of Mr. Chaim Katzman, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consultant Agreements—Zvi Gordon”above.

Employment Agreement with Former CEO and Vice Chairman (Current Director)

For a description of the terms of the employment agreement that we entered into with Mr. Dor J. Segal, our former CEO and Vice Chairman of the Board, in March 2017, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consultant Agreements—Dor J. Segal” above.

Presently Proposed Employment Agreement with CEO and Vice Chairman

For a description of the terms of the employment agreement that we have proposed that we enter into with Mr. Chaim Katzman, our CEO and Vice Chairman of the Board, subject to approval at a special general meeting of shareholders that we expect to hold on May 31, 2018, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consultant Agreements— Chaim Katzman” above.

Presently Proposed Compensation Terms for New Chairman

At the upcoming May 2018 special general meeting of shareholders, we will also propose the adoption of compensation terms for our new Chairman of the Board, Ehud Arnon. Under those proposed terms, Mr. Arnon will receive 130% of the annual amount payable to a director of our Company who possesses financial and accounting expertise under the Israeli Companies Law regulations. In addition, Mr. Arnon would receive the standard fee per meeting payable to a director with financial and accounting expertise under the Israeli Companies Law regulations, which amount is currently estimated as US $1,480. Mr. Arnon will also be entitled to Directors and Officers insurance coverage, exculpation and indemnification under the same terms as apply to the Company’s other officers and directors.

Proposed Indemnification and Exculpation for CEO and Vice Chairman, and Director

At the upcoming May 2018 shareholder meeting, we will also seek approval for our entry into a standard exculpation agreement with each of Mr. Katzman and Mr. Segal, whose prior such agreements with our Company had expired in 2011.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Information

See Item 18. Please note that we have applied for, and received, relief from the SEC that permits us to omit the separate financial statements of our investee, First Capital (which we account for in accordance with the equity method commencing as of the first quarter of 2017), from the financial statements that appear in Item 18 of this annual report.

Legal Proceedings

Atrium

Atrium is involved in several proceedings and regulatory investigations in Austria, this in connection with transactions in securities and related matters during the years 2006-2007. It should be noted that, in 2012, at the conclusion of an investigation, the authorities in Jersey found no violation of the Austrian Companies Law and no findings, and consequently determined that no tort arose from the aforesaid events.

In addition, Atrium is involved in legal proceedings in Austria that have been filed by investors alleging losses due to the volatility of its securities during 2006-2007, and asserting other related claims. As of March 19, 2018, a total of 254 proceedings are pending against Atrium, with an aggregate potential liability to Atrium of EUR 12.4 million.

In addition, in January 2016, Atrium announced that a declaratory ruling was issued in a claim that had been filed in the Netherlands for claims similar to the ones asserted in the Austrian proceedings, including an arrangement for the establishment of a compensation fund in connection with the proceedings in Austria and the joining of criminal proceedings by individuals. The total amount approved for payment under the arrangement (which expired in October 2016) in relation to the proceedings involving 1,590 individuals was EUR 11 million (50% of which was payable by Atrium). Additionally, there are 90 proceedings pending for which the total amount payable was EUR 1 million (50% of which was payable by Atrium). For the purpose of resolving all of the proceedings relating to the aforementioned circumstances, ATR continued to consider additional potential alternative solutions.

Furthermore, in March 2017, Atrium’s board of directors approved an agreement between Atrium and two entities, pursuant to which investors that are customers of these entities and that have filed petitions for the initiation of criminal proceedings relating to Atrium securities may reach an arrangement in connection with their claims. To the extent that all of these investors choose to participate in the arrangement, Atrium would pay an aggregate amount of EUR 44 million under this arrangement, of which Atrium paid approximately EUR 13.7 million as of December 31, 2017. The rate of participation of such investors in the arrangement and the actual amounts payable will be determined at a later date. In the event that some investors choose to continue with the criminal proceedings, Atrium has reported that it intends to continue to defend itself against such proceedings and to reject all claims raised against it. The total amount reserved on Atrium’s balance sheet for payments under these proceedings was EUR 35.5 million as of March 31, 2018.

Additionally, to date, the criminal proceedings against Julius Meinl and others in connection with the aforementioned events are still in progress. In connection with those proceedings, a law firm representing various investors, which had invested in Atrium at the time of these events, has alleged that Atrium is liable for various instances of fraud, breach of trust and infringements of the Austrian Stock Corporation Act and Austrian Capital Market Act. The public prosecutor has directed Atrium to reply to the allegations and has started criminal investigation proceedings against Atrium based on the Austrian Corporate Criminal Liability Act. It is uncertain whether this legislation, which came into effect in 2006, is applicable to Atrium. Atrium has reported that it believes that a finding of liability on its part would be inappropriate and, accordingly, is actively defending itself.

Amos Luzon Entrepreneurship and Energy Ltd. (formerly U. Dori Group Ltd.)

In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court requesting class action certification against Dori Construction, Luzon Group, their directors and officers and their auditors, as well as against Gazit Development and Gazit-Globe. The motions deal with damage allegedly caused to the shareholders of Dori Construction and/or Luzon Group, respectively, as a result of the publication of allegedly erroneous information by Dori Construction, including in its financial statements, and as a result of its alleged failure to report, at the required time, material adverse information concerning the financial results and financial position of Dori Construction and Luzon Group. The claims alleged include claims under the Israeli Securities Law, 1968, for inclusion of erroneous information in financial statements and deficient and erroneous reporting, a negligent tort claim under the Torts Laws, and a breach of statutory duty claim under the Securities Law and the regulations promulgated thereunder, as well as under the Israeli Companies Law.

The aggregate amount of such claims is approximately NIS 75 million, which is not material for the Company. The motions have been consolidated into a single proceeding (apart from three motions that have been dismissed). The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents which do not belong to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, as a result of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. In August 2016, the petitioners notified the Court of the failure of the mediation proceeding. The petitioners requested to resume the hearing of the motion for the disclosure of documents and to provide for further deliberation in the proceeding. Following several deliberations and petitions for the disclosure of the documents, on December 13, 2017, the Court determined that the petitioners will be allowed to peruse certain documents that are in the hands of the Securities Authority, subject to the signing of a non-disclosure agreement. At this preliminary stage of the proceeding, the outcome of the lawsuit cannot be assessed.

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

Dividend Policy

Through 2017, our board of directors has determined, and we have announced, the amount of the minimum dividends that we intend to pay in the four quarters of the coming year. Payment of quarterly dividends is subject to the availability of adequate distributable income at the relevant dates. Our board of directors may appropriate funds that would otherwise be used to pay dividends for other purposes or change the dividend policy at any time. The terms of our credit facilities and our outstanding debenture series condition our ability to distribute dividends upon our remaining in compliance with various affirmative and negative financial covenants under the credit agreements and trust agreements to which we are party in connection with our indebtedness. We cannot distribute dividends in amounts that would cause us to breach those financial covenants. In the years ended December 31, 2015, 2016 and 2017, we paid our shareholders cash dividends in amounts of NIS 1.84 (U.S. $ 0.47), NIS 1.51 (U.S. $ 0.39) and NIS 1.40 (U.S. $0.40) per ordinary share, respectively, representing 52.4%, 50.3% and 39.1%, respectively, of our adjusted EPRA Earnings for the applicable periods, and have retained the remainder of our income to fund our business. In the first quarter of 2018, we announced that our quarterly dividend for 2018 will be NIS 0.38 (U.S. $ 0.11) per ordinary share.

B. Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING.

A.	Offer and Listing Details

Our ordinary shares have been trading on the TASE since January 1983, and, since 2013, that trading has been carried out under the symbol “GZT”. Our ordinary shares have also been trading on the New York Stock Exchange under the symbol “GZT” since December 2011, and on the Toronto Stock Exchange under the symbol “GZT” since October 2013.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars. The following table below contains translations of NIS amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2017. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	NIS		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	38.25	32.84	11.03	9.47
2016	40.44	28.07	10.52	7.30
2015	52.53	34.42	13.66	8.95
2014	48.10	43.60	12.51	11.34
2013	51.58	43.87	13.41	11.41
Quarterly:
First Quarter 2018	38.00	32.91	10.96	9.49
Fourth Quarter 2017	37.05	32.84	10.69	9.47
Third Quarter 2017	35.58	33.40	10.26	9.63
Second Quarter 2017	38.16	33.72	11.01	9.73
First Quarter 2017	38.25	34.00	9.95	8.84
Fourth Quarter 2016	37.80	32.10	9.83	8.35
Third Quarter 2016	40.44	34.77	10.52	9.04
Second Quarter 2016	36.00	32.13	9.36	8.36
First Quarter 2016	35.89	28.07	9.33	7.30
Most Recent Six Months(1):
March 2018	35.40	32.91	10.21	9.49
February 2018	36.00	33.01	10.38	9.52
January 2018	38.00	35.23	10.96	10.16
December 2017	37.05	35.21	10.69	10.16
November 2017	36.40	32.84	10.50	9.47
October 2017	34.24	33.47	9.88	9.65

(1)	For the period from April 1, 2018 through April 10, 2018, the high was NIS 35.10 (U.S. $ 10.12) and the low was NIS 34.40 (U.S. $ 9.92).

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the New York Stock Exchange in U.S. dollars.

	U.S.$
	Price Per Ordinary Share
	High	Low
Annual:
2017	10.61	9.12
2016	10.89	7.20
2015	13.36	8.95
2014	13.81	11.29
2013	14.24	12.05
Quarterly:
First Quarter 2018	10.96	9.28
Fourth Quarter 2017	10.61	9.32
Third Quarter 2017	9.94	9.30
Second Quarter 2017	10.55	9.66
First Quarter 2017	10.54	9.12
Fourth Quarter 2016	10.56	8.47
Third Quarter 2016	10.89	9.00
Second Quarter 2016	9.60	8.39
First Quarter 2016	9.25	7.20
Most Recent Six Months(1):
March 2018	10.23	9.40
February 2018	10.37	9.28
January 2018	10.96	10.29
December 2017	10.61	10.00
November 2017	10.39	9.32
October 2017	9.82	9.42

(1)	For the period from April 1, 2018 through April 10, 2018, the high was U.S. $ 10.06 and the low was U.S.$ 9.65.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the Toronto Stock Exchange in Canadian dollars and U.S. dollars. The following table below contains translations of Canadian dollar amounts into U.S. dollars for amounts presented as of and for the year ended December 31, 2017. Translations were calculated based on the representative exchange rate reported by the Bank of Israel.

	C$		U.S.$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2017	14.70	11.02	11.72	8.79
2016	13.86	9.79	10.28	7.26
2015	16.53	12.35	12.26	9.29
2014	14.98	12.86	11.11	9.54
2013 (since October 16th)	14.55	13.50	10.79	10.01
Quarterly:
First Quarter 2018	13.65	12.00	10.89	9.57
Fourth Quarter 2017	13.98	11.02	11.15	8.79
Third Quarter 2017	13.63	11.64	10.87	9.28
Second Quarter 2017	14.70	12.38	11.72	9.87
First Quarter 2017	14.38	11.92	10.66	8.84
Fourth Quarter 2016	13.52	11.20	10.03	8.30
Third Quarter 2016	13.86	11.50	10.28	8.53
Second Quarter 2016	11.64	10.90	8.63	8.08
First Quarter 2016	12.93	9.79	9.59	7.26
Most Recent Six Months(1):
March 2018	13.41	12.16	10.69	9.70
February 2018	13.29	12.00	10.60	9.57
January 2018	13.65	12.94	10.89	10.32
December 2017	13.98	12.96	11.15	10.34
November 2017	13.35	11.02	10.65	8.79
October 2017	12.20	11.80	9.73	9.41

(1)	For the period from April 1, 2018 through April 10, 2018, the high was C$ 12.76 (U.S.$ 10.18) and the low was C$ 12.00 (U.S. $ 9.57).

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Offer and Listing details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION.

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association.

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

Resolutions

An ordinary resolution of a general meeting is deemed adopted if it is approved by the holders of more than 50% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution. A special resolution of a general meeting (which is required for approval of the matters described below under “Provisions in Our Articles of Association Requiring a Supermajority Shareholder Vote”) is deemed adopted if it is approved by the holders of at least 75% of the voting rights represented at the meeting, in person or by proxy and voting on the resolution.

Provisions in Our Articles of Association Requiring a Supermajority Shareholder Vote

Approval of any of the following mattes (among other matters) requires approval by a special resolution (i.e., 75% of the voting rights represented at our shareholder meeting):

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

Changes in Capital

Our articles of association enable us to increase or reduce our authorized share capital. Any increase in our authorized share capital must be approved by a majority of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy. Unless otherwise resolved in such resolution approving the increase of our authorized share capital, the new shares shall be subject to the same provisions as applicable to our ordinary shares. As noted above under “Provisions in Our Articles of Association Requiring a Supermajority Shareholder Vote,” a reduction in our authorized share capital requires approval by a special resolution (i.e., 75% of the voting rights represented at a general meeting and voting on such change in the capital, in person or by proxy).

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

In addition to the contracts described below in this Item 10.C, please see “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment and Consultant Agreements”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”, and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Credit Facilities and Indebtedness of Gazit-Globe and its Private Subsidiaries and Credit Facilities and Other Indebtedness of Other Group Entities” for descriptions of additional material contracts.

Regency Governance Agreement

In conjunction with the Regency Merger (to which the Company was not a party), the Company (including through certain of its wholly-owned subsidiaries) has entered into a governance agreement (the “Governance Agreement”) with Regency. Pursuant to the Governance Agreement, the number of directors on Regency’s board of directors increased by three additional directors upon the closing of the Regency Merger, from 9 to 12 directors. Of the three new directors, two are independent directors appointed on behalf of Equity One (without any commitment that such directors will be nominated for another term at Regency’s next general meeting), and one new director was appointed on behalf of the Company. The initial director to be nominated on behalf of the Company was Mr. Chaim Katzman, who currently serves as Gazit-Globe’s CEO and vice chairman of the board and served as Equity One’s chairman of the board. For so long as Mr. Katzman was to be the Company’s nominee and was to be elected to Regency’s board of directors, he was to be nominated as the non-executive vice chairman of Regency’s Board and as a member of its investment committee (which as of the date of the Regency Merger consisted of seven members). Regency has undertaken to continue to nominate one director on behalf of the Company as long as the Company holds at least 7% of Regency’s share capital, as determined based on the outstanding share capital as of the date of closing of the Regency Merger, provided that if the Company requests to nominate a director other than Mr. Katzman, such alternative nominee must be reasonably acceptable to Regency’s board of directors. Mr. Katzman subsequently resigned from Regency’s board of directors, in February 2018. As of the date of this annual report, we have not asked to exercise our right to nominate a replacement director on our behalf.

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

Governance Agreement with CPPIBEH with respect to Citycon

In May 2014, we entered into a governance agreement with CPP Investment Board European Holdings S.ar, a wholly-owned subsidiary of Canada Pension Plan Investment Board (which we refer to as “CPPIBEH”) with respect to our respective holdings in Citycon, which sets forth, inter alia, arrangements for the appointment of directors to Citycon’s board of directors, pursuant to which we have undertaken to support the appointment of up to two directors to be recommended by CPPIBEH, at least one of whom will be independent of both Citycon and CPPIBEH, and CPPIBEH has undertaken to support the appointment of up to three directors to be recommended by our Company. In addition, our Company has undertaken to grant CPPIBEH a tag-along right with respect to a sale of Citycon shares at a volume exceeding 5% of Citycon's share capital during a period of twelve months. The governance agreement will terminate at the earlier of the following: (1) after ten years have elapsed from its signing; (2) at such a time as CPPIBEH shall own less than 10% of Citycon’s share capital, or (3) at such time as the Company shall own less than 20% of Citycon’s share capital.

Agreements with regard to Atrium

Pursuant to an agreement signed between the Company (through a wholly-owned subsidiary of the Company) and Atrium in September 2009, we were granted the following rights:

(a) Veto Rights. A list of matters has been set for which we were granted veto rights,, as long as we own at least 20 million shares of Atrium (we presently own 224.7 million shares of Atrium), our consent is required to conduct certain material actions with respect to Atrium, for which materiality thresholds were stipulated in the agreement, including: sale of properties of Atrium; acquisitions or entering into transactions; entering into a material agreement; change of the tax regime applicable to Atrium; and appointment of Atrium’s CEO. It was also decided that any decision regarding a material change in the business of one of the companies in the Atrium group, or the issuance of securities by Atrium or any company in the Atrium group (with exceptions stipulated in the agreement) will require the consent of a special 2/3 majority of Atrium’s general meeting.

(b) Information Rights. We have customary information rights under the agreement with Atrium.

(c) Board Appointment Rights .We are entitled to appoint four directors (out of a board of directors that does not exceed 10 members), as long as we own (cumulatively) 80 million shares of Atrium; three directors, as long as we own 60 million shares; two directors, as long as we own 40 million shares; and one director, as long as we own 20 million shares. We will maintain our rights to appoint the majority of the members of the Atrium board of directors’ nominations committee, which recommends the appointment of the remaining members of the Atrium board of directors, and to appoint the Chairman of the Board of Directors, as long as we own at least 55 million shares of Atrium.

Agreement with Norstar

Non- Compete Agreement

See Item 7B.

Management Agreement

See Item 7B.

Registration Rights Agreement

Upon completion of the issuance and registration of our shares for trade on the NYSE, we granted Norstar certain registration rights with respect to our ordinary shares held by it, including through its wholly-owned subsidiaries.

Piggyback registration rights

Whenever we register our shares (or securities convertible into shares) for resale with the SEC, Norstar will have the right to join in such registration and register for resale the Company shares held by it.

Demand registration rights

Norstar may demand that we register for resale the Company shares owned by it in accordance with a registration document/a full prospectus (Form F-1 or any other suitable registration document), at any time (after expiration of an initial restricted period that has already expired). Norstar may exercise that right only twice, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million, or that it exercises the right for all shares owned by Norstar and entities related to it (the lower of the two). Norstar may also demand that we register for resale Company shares held by it in accordance with a short-form registration document (Form F-3 or any other suitable registration document), at any time when are eligible to use that form. In the case of an underwritten offering, Norstar may exercise its right twice in every calendar year, provided that the market value of the shares it wishes to sell in the offering does not fall below U.S.$ 30 million or that it exercises the right concerning all shares owned by Norstar and entities related to it (the lower of the two). The foregoing rights are subject to customary underwriters’ cutbacks and customary postponement under certain circumstances (including where the registration document stands to cause the Company material damage). We may enter into registration rights agreements with other shareholders subject to Norstar being entitled to at least the same registration rights granted to these other shareholders.

The registration rights agreement will be in effect for the period starting with our initial listing on NYSE and ending at such time when no securities remain that are entitled to registration under the agreement or until ten years have elapsed from the signing of the agreement (the earlier of the two), subject to the provisions of the Israeli Companies Law.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate income tax (CIT) on their taxable income. The Israeli CIT rate effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015. As of January 1, 2018 the Israeli CIT rate was reduced to 23%. In addition, Israeli companies are currently subject to regular Israeli CIT rate on their capital gains.

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

Israeli Resident Individuals

Capital Gains

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. As of January 1, 2012, the tax rate applicable to capital gains derived from a sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Substantial Shareholder” at any time during the 12 months period preceding such sale, the tax rate will be 30%. A “Substantial Shareholder” is defined as an individual shareholder holding, directly or indirectly, alone or together with a Relative or with another person who collaborates with such person on a permanent basis, 10% or more of at least one of the “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director).

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

Capital Gains

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside Israel, so long as such shareholders did not acquire their shares prior to the company’s initial public offering and the gains did not derive from a permanent establishment of such shareholders in Israel. However, shareholders that are non-Israeli corporations will not be entitled to such exemption if Israeli residents hold an interest of more than 25% in such non-Israeli corporation or are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Israeli government with respect to taxes on income, as amended, or the U.S.-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel or is considered to be derived from or sale of Israeli real property interests for purposes of the U.S.-Israel Tax Treaty. If a U.S. investor is not exempt from Israeli taxes under the U.S.-Israel Tax Treaty, such U.S. investor may be subject to Israeli tax, to the extent applicable as described above; however, under the U.S.-Israel Tax Treaty, such person may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in the U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

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

A non-Israeli resident who receives dividends from which Israeli tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer for a period that exceeds 180 days in the tax year, and (ii) the taxpayer is not subject to excess tax as described below; (iii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed. Shareholders should consult with their tax advisor regarding their obligation to file tax return in Israel.

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

Excess Tax

Beginning on January 1, 2013, an additional tax liability at the rate of 2% was added to the applicable tax rate of individuals on their annual taxable income from any source (whether such individual is an Israeli resident or non-Israeli resident) exceeding NIS 803,520 in 2016. Effective January 1, 2017, the tax rate increased to 3% and its threshold was lowered to NIS 640,000 in 2017 and to NIS 641,880 in 2018 (the amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain).

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

Moreover, this discussion does not address the U.S. federal estate, gift or alternative minimum tax considerations, the Medicare tax and Net Investment income, or any state, local or foreign tax considerations, relating to the acquisition, ownership and disposition of our ordinary shares.

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

In December 2017, the U.S. Congress approved, and the U.S. President signed into law, the “Tax Cuts and Jobs Act” (the “TCJA”), which alters significantly the U.S. Federal income tax system.

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

If you are a U.S. Holder, Israeli tax withheld on dividends paid to you with respect to your ordinary shares may be deducted from your taxable income or credited against your U.S. federal income tax liability. The rules relating to eligibility for such deductions or credits, however, are complex, and you should consult your tax advisor to determine whether and to what extent you will be entitled to such credits or deductions. Subject to the discussion below, our dividends will generally be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain exceptions, a portion of our dividends will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to our U.S. source earnings and profits, if U.S. persons own, directly or indirectly, 50% or more of the voting power or value of our shares. To the extent any portion of our dividends is treated as U.S. source income pursuant to this rule, the ability of a U.S. Holder to claim a foreign tax credit for any Israeli withholding taxes payable with respect to our dividends may be limited depending on your individual circumstances. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, if we are subject to the sourcing rule described above, U.S. Holders should expect that the entire amount of our dividends will be treated as U.S. source income for U.S. foreign tax credit purposes. U.S. Holders, however, who qualify for benefits of the U.S.-Israel Treaty may elect to treat any dividend income otherwise subject to the sourcing rule described above as foreign source income pursuant to Articles 4(1) and 26(1) of the U.S.-Israel Treaty, though such income will be treated as a separate class of income subject to its own foreign tax credit limitations. You should consult your tax advisor to determine the impact of, and any exception available to, the special sourcing rule described in this paragraph, and the availability and impact of the U.S.-Israel Treaty election described above. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute should generally constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income,”and in the case of the election described above, its own separate class of income. A foreign tax credit for foreign taxes imposed on distributions may be denied if you have not held your ordinary shares for at least 16 days during the 31 day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividends or if you are under an obligation, pursuant to a short sale or otherwise, to make payments related to such dividends with respect to positions in substantially similar or related property.

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

We engaged a nationally recognized tax advisor (a member of an international accounting organization) to assist in our analysis of our PFIC status for 2017. Based on the advisor’s advice and assessment, and our analysis regarding the composition of our gross assets (including valuing tangible and intangible assets based on the market value of our shares), the source and amounts of our gross income, and the nature of our business, we believe we were not a PFIC for the taxable year ended December 31, 2017. However, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. While we intend to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status. In addition, because the market price of our ordinary shares is likely to fluctuate and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

You can also obtain copies of reports and other information that we file electronically, without charge, by requesting them in writing or by telephone from our Company at the following address:

Gazit-Globe Ltd.

Nissim Aloni 10

Tel-Aviv 6291924, Israel

Attention: Doron Lavi Segelson, Senior Analyst and Head of Investor Relations

Tel.: +972-3-694-8000

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

Foreign currency risk

We conduct business in a large number of countries and, as a result, we are exposed to foreign currency fluctuations. A significant majority of our rental income (assuming full consolidation of jointly controlled entities and discontinued operations) is generated in Euros. For the year ended December 31, 2017, 52.1% of our rental income was earned in Euros, 0.5% in U.S. dollars, 8.9% in Swedish Krona, 17.4% in Norwegian Krone, 7.5% in NIS and 13.6% in other currencies. In addition, Gazit-Globe’s reporting and functional currency is the New Israeli Shekel and the reporting and functional currency is separately determined for each of our subsidiaries. When a subsidiary’s functional currency differs from our reporting currency, the financial statements of such subsidiary are translated to NIS so that they can be included in our financial statements. As a result, fluctuations of the currencies in which we conduct business relative to the NIS impact our results of operations and the impact may be material. Changes in the exchange rates will also affect the fair value of derivative financial instruments (primarily cross-currency swaps) that provide economic hedging but do not meet the criteria for hedge accounting. The resulting change in the fair value of these instruments is carried to the statement of income under the finance income or expenses line item, as applicable. In addition, our equity has a currency exposure to the US dollar, Canadian dollar and Euro. An increase in the exchange rate of other foreign currencies would increase our equity in an investment, while a decrease in their exchange rates would decrease our equity in such investment. Our goal is to maintain as close an economic correlation as possible between the currency in which our assets are acquired and the currency in which we incur liabilities to finance the acquisition of those assets in order to maintain our equity in the currencies of the various markets we operate in, and in proportion to the various currencies of our total assets. The following table presents information about the changes in the exchange rates of the principal currencies that impact our results of operations:

	Average Exchange Rates During Period
	U.S.$ Against NIS (%)	C$ Against NIS (%)	EUR Against NIS (%)
2017 vs. 2016	(6.3)	(4.3)	(4.4)
2016 vs. 2015	(1.2)	(4.9)	(1.5)
2015 vs. 2014	8.6	(5.9)	(9.1)

Assuming a 10% decrease in the Euro relative to the NIS and assuming no other change, our net operating income would have decreased by NIS 105 million in 2017.

From time to time we enter into hedging transactions to reduce exposure to fluctuations in the exchange rates of foreign currencies. As of December 31, 2017, we had the following foreign currency hedge portfolio:

Transaction Type	Currency	Notional Amounts (NIS in millions)	Average Duration in Years	Fair Value (NIS in millions)
Cross-currency swap	EUR-NIS	4,884	6	512
Cross-currency swap	U.S.$-NIS	661	5	47
Cross-currency swap	C$-NIS	1,516	7	259
Cross-currency swap	BRL-NIS	92	2	21
Cross-currency swap	Swedish Krona-Euro	1,453	4	35
Cross-currency swap	Norwegian Krona-Euro	448	5	24
Forward contracts	Various currencies	1,790	Less than 1	7
Cross- currency options	BRL- U.S.$	733	-	11
Total		11,577		916

These foreign currency hedge transactions may also include interest exchange features. For further information refer to Note 35(c) to our audited consolidated financial statements included elsewhere in this annual report and for the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our hedging transactions, refer to the sensitivity analysis in Note 35(f) to our audited consolidated financial statements included elsewhere in this annual report.

Consumer Price Index/Inflation Risk

Our foreign currency hedge transactions may include interest exchange features. For further information, refer to Note 35(c) to our audited consolidated financial statements included elsewhere in this annual report, and for the impact of changes in interest yields, foreign currency exchanges and the Israeli CPI on the fair value of our hedging transactions, refer to the sensitivity analysis in Note 35(f) to our audited consolidated financial statements included elsewhere in this annual report.

Assuming an increase of 1% in the Israeli CPI, our pre-tax equity would have decreased and, assuming a decrease of 1% in the CPI, our pre-tax equity would have increased, by NIS 108 and NIS 110 million as of December 31, 2017 and December 31, 2016, respectively. Including the partial offset impact of our cross currency swaps, our pre-tax income would decrease/increase as of the same dates by NIS 47 and NIS 53 million, respectively.

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Although inflation has been low in recent periods and has had a minimal impact on our performance, recent data suggests that inflation may be a greater concern in the future given economic conditions and governmental fiscal policy. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. Some of our leases also include clauses enabling us to receive percentage rents based on a tenant’s gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases during 2017 and 2016 in the CPI or similar inflation indices.

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

Interest rate risk

Our interest rate risk arises primarily from long-term liabilities under our credit facilities. Liabilities with variable interest rates expose us to interest rate risk with respect to cash flow and liabilities bearing fixed interest rates expose us to interest rate risk with respect to fair value. From time to time and according to market conditions, we enter into interest rate swaps in which we exchange variable interest with fixed interest and, vice-versa, to hedge our liabilities against changes in interest rate. As of December 31, 2017, we had the following interest rate hedge portfolio:

Transaction Type	Denomination	Notional Amount (NIS in millions)	Interest Receivable	Interest Payable	Average Effective Duration	Fair Value (NIS in millions)
Interest rate swaps fixed/variable		€44	variable	fixed	9.9	(4)
Interest rate swaps fixed/variable	Norwegian Krona	949	variable	fixed	3.3	1

As of December 31, 2017 and 2016, 83.1% and 85.9%, of our interest bearing liabilities, respectively (82.4% and 83.7% excluding interest rate swaps, respectively), were at fixed interest rates.

The following table presents information showing the impact that a 1% absolute increase in interest rates would have on pre-tax income (loss) for the year:

	Sensitivity Analysis for Liabilities in Variable Interest
Impact on Pre-Tax Income (Loss) for the Year of a 1% Increase in Interest Rate	U.S.$ Interest	C$ Interest	€ Interest	NIS Interest
	NIS in millions
December 31, 2017	(19)	(4)	(15)	(1)
December 31, 2016	(22)	(8)	(17)	(6)

	Sensitivity Analysis for Fair Value of Derivatives — Absolute changes in Consumer Price Index
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2017	122	61	(61)	(123)
December 31, 2016	114	57	(57)	(115)

The following tables present information showing the impact that a 2% to 1% absolute increase/decrease in interest rates would have on our pre-tax income and pre-tax equity:

	Sensitivity Analysis for Fair Value of Derivatives — Absolute changes in Interest Rates
Effect on Pre-Tax Income (Loss)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2017
Change in interest on €	428	224	(248)	(527)
Change in interest on U.S.$	48	25	(27)	(56)
Change in interest on C$	162	84	(93)	(193)
Change in nominal interest on NIS	(203)	(105)	113	235
Change in real interest on NIS	(667)	(344)	371	775
Change in interest on Swedish Krona	102	52	(55)	(112)

	Sensitivity Analysis for Fair Value of Derivatives — Absolute changes in Interest Rates
Effect on Pre-Tax Equity (Accounting Hedge)	2%	1%	-1%	-2%
	NIS in millions
December 31, 2017
Change in interest on €	(35)	(18)	19	38
Change in interest on Norwegian Krona	93	48	(50)	(103)

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

Price risk

We have investments in marketable financial instruments traded on securities exchanges, such as shares, participation certificates in mutual funds and debentures, which are classified as available-for-sale financial assets or as financial assets measured at fair value through profit or loss, with respect to which we are exposed to risks associated with fluctuations in market prices on stock exchanges. The carrying amount of these investments as of December 31, 2017 and December 31, 2016 was NIS 4,561 (U.S.$ 1,315.5 million) and 212 NIS million respectively. This exposure is not hedged.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

Item 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures

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

(b) Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to the Company’s management regarding the reliability of financial reporting and the preparation and fair presentation of our published consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Based on such assessment, management has concluded that, as of December 31, 2017, our internal control over financial reporting is effective based on those criteria.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“E&Y Israel”), the Company’s independent registered public accounting firm, which audited the financial statements included in this annual report, has issued an attestation report, dated March 27, 2018, regarding the effectiveness of the Company’s internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

E&Y Israel’s attestation report regarding the effectiveness of the Company’s internal control over financial reporting is included under “Item 18—Financial Statements“ on page F-2 of this annual report, which attestation report is incorporated by reference in this Item 15(c).

(d) Changes in Internal Control over Financial Reporting

There were no changes to the Company’s internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT.

Our board of directors has determined that Ms. Zehavit Cohen qualifies as an audit committee financial expert, as defined by the rules of the SEC, and has the requisite accounting or related financial management expertise referenced by the NYSE Listed Company Manual. In addition, Ms. Cohen is independent, as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and is an independent director under Section 303A.02 of the New York Stock Exchange Listed Company Manual.

ITEM 16B.	CODE OF ETHICS.

We have adopted a code of business conduct applicable to our executive officers (including our principal executive officer, principal financial officer and principal accounting officer or controller), directors and all other employees. A copy of the code is delivered to every employee of Gazit-Globe Ltd. and every officer and employee of its private subsidiaries, and is available to investors and others on the Company’s website at http://www.gazit-globe.com or by contacting the Company’s investor relations department. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on the Company’s website. The Company has also implemented a training program for new and existing employees concerning the code of business conduct.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Policy on Pre-approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee is responsible for the oversight of our independent registered public accounting firm’s work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by Ernst & Young, an independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services, as further described below. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, management must notify the audit committee prior to Ernst & Young commencing a new service. Ernst & Young and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2017 and 2016 were pre-approved by the audit committee in accordance with these procedures.

Principal Accountant Fees and Services.

The Company paid the following fees for professional services rendered by Ernst & Young, an independent registered public accounting firm, for the years ended December 31, 2017 and 2016:

	2017	2016
	(U.S.$ in thousands)
Audit Fees	2,316	3,956
Audit-Related Fees	373	1,033
Tax Fees	340	775
Total	3,029	5,764

The audit fees for the years ended December 31, 2017 and 2016 were for professional services rendered for the audit of the Company’s annual consolidated financial statements, the audit of the effectiveness of internal controls over financial reporting as required by the U.S. SEC as of December 31, 2017, and the Israeli Securities Regulations as of December 31, 2017 and 2016, the review of consolidated quarterly financial statements, statutory audits of its subsidiaries, issuance of consents and assistance with the review of documents filed with the Israeli Securities Authority and the SEC.

The audit-related fees for the years ended December 31, 2017 and 2016 were for services with respect to accounting consultations, attest services that are not required by statute or regulation, consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2017 and 2016 were for services related to tax compliance, including the preparation of tax returns and claims for a refund, tax planning and tax advice, including assistance with tax audits and appeals, and assistance with respect to requests for rulings from tax authorities.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Issuer Purchases of Equity Securities (1)(2)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share ($)	(c) Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs(3) ($)
January 2017	-	$-	-	42,158,516.02
February 2017	-	$-	-	42,158,516.02
March 2017	-	$-	-	42,158,516.02
April 2017	-	$-	-	42,158,516.02
May 2017	-	$-	-	42,158,516.02
June 2017	-	$-	-	42,158,516.02
July 2017	-	$-	-	42,158,516.02
August 2017	378,407	$9.64	378,407	38,433,738.14
September 2017	506,544	$9.53	506,544	33,567,288.87
October 2017	1,215,134	$9.48	1,215,134	22,072,451.29
November 2017	-	$-	-	22,072,451.29
December 2017	-	$-	-	22,072,451.29
Total	2,100,085	$9.52	2,100,085

(1)	As previously reported by us, on March 27, 2017, our board of directors approved a share repurchase program, pursuant to which we could repurchase up to an aggregate of NIS 150 million (approximately US$43 million) of our ordinary shares on the market over a one year period from March 31, 2017 until March 31, 2018. The repurchase program was aimed to provide our management flexibility to repurchase ordinary shares in the event that the market price of the ordinary shares reflected a significant discount to our net asset value. The share repurchases were conducted on the open market and were financed from our internal resources. As shown in the above table, we repurchased an aggregate of 2.1 million shares for a purchase price of NIS 73 million (approximately US$21 million) under that program.

(2)	As previously reported by us, on March 27, 2018, our board of directors resolved to adopt a new program for the repurchase of our ordinary shares in an amount of up to NIS 250 million (approximately US$72 million). The program is in effect until March 31, 2019. Acquisitions will be made under the program from time to time and at the discretion of our Company’s management, so long as the stock exchange price of the share reflects a significant discount on our net asset value (calculated according to the value of our holdings).

(3)	U.S. dollar amounts appearing in column (d) above have been calculated using the average exchange rate between the U.S. dollar and the NIS for December 2017.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.	corporate governance.

Except as otherwise indicated, we comply with corporate governance standards as currently applicable to us under Israeli, U.S., SEC and NYSE laws and regulations. Under the NYSE rules, as a foreign private issuer, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NYSE rules for U.S. domestic issuers. We currently follow the provisions of the Israeli Companies Law, rather than the NYSE Listed Company Manual, solely with respect to the below-described matters:

●	Approval of share issuances to officers, directors and 5% securityholders

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

We have elected instead to be governed by Israeli law, under which an issuance of shares to a controlling shareholder or an issuance of shares pursuant to a transaction in which a controlling shareholder has a personal interest requires approval by the audit committee (or, in the case of a compensatory issuance, the compensation committee) and the board of directors and then approval at the general meeting of shareholders that meets the special majority requirements for extraordinary transactions with controlling shareholders, as described above under “Item 10. Additional Information—B. Memorandum and Articles of Association—Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”; provided, that if the audit committee and board of directors determine that the transaction is not an extraordinary transaction—i.e., it is on market terms, is in the ordinary course of business and is not likely to have a material impact on the Company’s assets, liabilities or profitability— shareholder approval will not be required.

In the case of a security issuance to a director or executive officer, approval of the board of directors is sufficient, unless the issuance is an extraordinary transaction, in which case it would also require approval of the audit committee, or if it is part of compensation for the officer or director, in which case it would require approval of the compensation committee and board of directors, and, with respect to a director or the chief executive officer, approval of a general meeting of shareholders. As indicated above, a significant private placement would require approval of the board of directors and then approval at a general meeting of shareholders.

●	Equity-compensation plans and material revisions thereto

Under the NYSE Listed Company Manual, shareholder approval is required prior to the adoption or material amendment to any equity compensation plan. Under the Israeli Companies Law, there is no such requirement. We have elected to be governed by Israeli law on this matter. Under Israeli law, the actual issuance of share-based compensation (as opposed to the adoption of, or an amendment to, an equity compensation plan) to certain related parties of the Company requires shareholder approval, to the extent described above in this Item 16G under “Approval of share issuances to officers, directors and 5% security holders.”

In addition to the foregoing departures from U.S. corporate governance rules, we are also not currently obligated to follow additional corporate governance practices promulgated by the TSX, provided that (i) no more than 25% of the trading volume in our ordinary shares over any six-month period occurs on the TSX, and (ii) another stock exchange is providing review of the action in question.

ITEM 16H.	MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17.	NOT APPLICABLE.

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS.

The financial statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

No.	Description
1.1	Articles of Association of the registrant, as amended (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was furnished by the registrant to the SEC on October 19, 2017 (the third such Form 6-K furnished by the registrant on that day) ∞
1.2	Memorandum of Association of the registrant, as amended (incorporated by reference to Exhibit 1.2 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, which was filed by the registrant with the SEC on April 22, 2013) ∞
4.1	Private Allotment Agreement between the registrant and Gazit Inc. (now known as Norstar Holdings Inc.) with respect to the private placement dated October 15, 2009 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 that was filed by the registrant with the SEC on December 5, 2011 (Registration No. 333-178320))
4.2.1	Master Agreement, comprised of an amendment to a Management Agreement, an amendment to a Restructuring Agreement, and a Registration Rights Agreement between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc., dated February 1, 2012 (incorporated by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2011, which was filed by the registrant with the SEC on April 27, 2012) ∞
4.2.2	Amended terms of services and non-compete undertaking between the registrant, Norstar Israel Ltd., and Norstar Holdings Inc. (incorporated by reference to the description of Proposal 3 of the registrant’s proxy statement for its 2017 annual and special general meeting of shareholders, annexed as Exhibit 99.1 to the registrant’s Report of Foreign Private Issuer on Form 6-K, which was furnished by the registrant to the SEC on September 20, 2017)
4.3	Arrangement Agreement, by and among the registrant, First Capital Realty Inc. and Gazit America Inc., dated June 20, 2012 (incorporated by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012, which the registrant filed with the SEC on April 22, 2013)
4.4	Governance Agreement, by and between the registrant and CPP Investment Board European Holdings S.à r.l with respect to Citycon Oyj., dated May 12, 2014 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was furnished by the registrant to the SEC on June 10, 2014)
4.5	Transaction Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 that was filed by the registrant with the SEC on December 5, 2011 (Registration No. 333-178320)).
4.6	Amended and Restated Relationship Agreement among Atrium European Real Estate, Gazit Midas Limited and CPI CEE Management LLC, dated September 2, 2009 (incorporated by reference to Exhibit 10.2 to the registrant’s registration statement on Form F-1 that was filed by the registrant with the SEC on December 5, 2011 (Registration No. 333-178320)).
4.7	Governance Agreement, dated November 14, 2016, by and among the registrant, Regency Centers Corporation and various affiliated entities of the registrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Regency Centers Corporation with the SEC on November 15, 2016)
8.1	List of subsidiaries of the registrant
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer
15.2	Consent of KPMG Channel Islands Limited
101	The following financial information from Gazit-Globe Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.

∞	English translation of original Hebrew document.
+	Portions of these exhibits have been omitted pursuant to a request for confidential treatment. The omitted portions have been filed with the SEC.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2018	GAZIT-GLOBE LTD.

	By:	/s/ Chaim Katzman
Name: Chaim Katzman Title: Chief Executive Officer

GAZIT-GLOBE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A	Fax: +972-3-5622555
Tel-Aviv 6492102, Israel	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gazit Globe Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Gazit Globe Ltd (the “Company”) and its subsidiaries, as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, the related notes and the financial statement schedule of investment property information (the “schedule”) (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations, changes in equity, and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of a certain subsidiary whose assets constitute approximately 26% and 15% of total consolidated assets as of December 31, 2017 and 2016, respectively, and whose revenues constitute approximately 37%, 23% and 16% of total consolidated revenues for the years ended December 31, 2017, 2016 and 2015, respectively. The financial statements of this subsidiary were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based on the reports of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 1998.

Tel-Aviv, Israel

March 27, 2018

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525
144 Menachem Begin Road, Building A	Fax: +972-3-5622555
Tel-Aviv 6492102, Israel	ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gazit Globe Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Gazit Globe, Ltd. (the “Company”) and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, the Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company and its subsidiaries, as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, the related notes and the financial statement schedule of investment property information and our report dated March 27, 2018 expressed an unqualified opinion thereon based on our audits and the reports of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

March 27, 2018

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	GAZIT-GLOBE LTD.

		Convenience
		translation
		(Note 2d(1))
		December 31,	December 31,
		2017	2017	2016
	Note	U.S. dollars	NIS
		In millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	275	954	1,520
Short-term investments and loans	4a	11	38	96
Marketable securities	4b	210	729	212
Financial derivatives	35c	30	105	98
Trade receivables	5	34	118	163
Other accounts receivable	6	74	257	343
Income taxes receivable		5	16	26
		639	2,217	2,458
Assets classified as held for sale	7	125	435	21,132
		764	2,652	23,590
NON-CURRENT ASSETS
Equity-accounted investees	8	1,829	6,340	2,097
Other investments, loans and receivables	9	63	218	1,223
Available-for-sale financial assets	10	1,206	4,180	384
Financial derivatives	35c	110	381	516
Investment property	11	9,353	32,428	55,982
Investment property under development	12	549	1,902	2,113
Fixed assets, net	13	42	144	152
Intangible assets, net	14	201	698	815
Deferred taxes	24p	6	20	15
		13,359	46,311	63,297
		14,123	48,963	86,887

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	GAZIT-GLOBE LTD.

		Convenience
		translation
		(Note 2d(1))
		December 31,	December 31,
		2017	2017	2016
	Note	U.S. dollars	NIS
		In millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	15	169	585	775
Current maturities of non-current liabilities	16	379	1,315	3,043
Financial derivatives	35c	6	21	47
Trade payables	17	33	113	377
Other accounts payable	18	297	1,031	1,820
Income taxes payable		55	189	93
		939	3,254	6,155
Liabilities attributed to assets held for sale	7	4	15	7,024
		943	3,269	13,179
NON-CURRENT LIABILITIES
Debentures	19	5,778	20,032	27,319
Convertible debentures	20	-	-	296
Interest-bearing loans from banks and others	21	1,334	4,625	8,183
Financial derivatives	35c	6	22	50
Other liabilities	22	75	259	283
Deferred taxes	24p	761	2,639	3,809
		7,954	27,577	39,940
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	26
Share capital		71	246	249
Share premium		1,417	4,914	4,992
Retained earnings		1,708	5,919	5,699
Foreign currency translation reserve		(497)	(1,722)	(3,257)
Other reserves		168	581	496
Treasury shares		(1)	(2)	(21)
		2,866	9,936	8,158
Non-controlling interests	26f	2,360	8,181	25,610
Total equity		5,226	18,117	33,768
		14,123	48,963	86,887

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME	GAZIT-GLOBE LTD.

		Convenience
		translation
		(Note 2d(1))
		Year ended	Year ended
		December 31,	December 31,
		2017	2017	*)2016	*)2015
	Note	U.S. dollars	NIS
		(In millions, except for per share data)
Rental income	29	817	2,831	2,841	2,808
Property operating expenses	30	249	865	870	866
Net operating rental income		568	1,966	1,971	1,942
Fair value gain (loss) from investment property and investment property under development, net	11,12	(12)	(42)	245	(497)
General and administrative expenses	31	(111)	(386)	(436)	(450)
Other income	32a	47	168	26	27
Other expenses	32b	(48)	(166)	(223)	(755)
Company’s share in earnings of equity-accounted investees, net	8b	125	434	106	126
Operating income		569	1,974	1,689	393
Finance expenses	33a	(313)	(1,085)	(1,127)	(1,079)
Finance income	33b	91	314	255	798
Income before taxes on income		347	1,203	817	112
Taxes on income (tax benefit)	24q	(94)	(327)	153	(253)
Net income from continuing operations		441	1,530	664	365
Net income from discontinued operations, net	8d,8g	(81)	(281)	2,516	1,941
Net income		360	1,249	3,180	2,306
Attributable to:
Equity holders of the Company		142	493	787	620
Non-controlling interests		218	756	2,393	1,686
		360	1,249	3,180	2,306
Net earnings per share attributable to equity holders of the Company (NIS):	34
Basic earnings (loss) from continuing operations		1.73	5.98	0.64	(0.14)
Basic net earnings from discontinued operations		(1.00)	(3.46)	3.39	3.61
Total basic net earnings		0.73	2.52	4.03	3.47
Diluted earnings (loss) from continuing operations		1.72	5.95	0.57	(0.16)
Diluted net earnings from discontinued operations		(1.00)	(3.46)	3.39	3.61
Total diluted net earnings		0.72	2.49	3.96	3.45

*)	Reclassified, refer to note 2ff.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	GAZIT-GLOBE LTD.

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2017	2017	*)2016	*)2015
	U.S. dollars	NIS
	In millions

Net income	360	1,249	3,180	2,306
Other comprehensive income (loss) (net of tax effect **):
Items that are or will be reclassified to profit or loss:
Exchange differences on translation of foreign operations (1)	(17)	(58)	(536)	(2,906)
Net gains (losses) on cash flow hedges (1)	(1)	(2)	32	(1)
Net gains (losses) on available-for-sale financial assets	12	40	75	(66)
Realization of capital reserves of company previously accounted for using the equity method	-	-	-	452
Other comprehensive income (loss) from the continuing operations	(6)	(20)	(429)	(2,521)
Other comprehensive income (loss) from discontinued operations, net	223	774	(18)	(952)
Total other comprehensive income (loss)	217	754	(447)	(3,473)
Comprehensive income (loss)	577	2,003	2,733	(1,167)
Attributable to:
Equity holders of the Company (2)	604	2,095	736	(901)
Non-controlling interests	(27)	(92)	1,997	(266)
	577	2,003	2,733	(1,167)
(1) Includes Company’s share in other comprehensive income (loss) of investees according to the equity method	-	-	1	21
(2) Breakdown of total comprehensive income (loss) attributable to equity holders of the Company:
Net income	142	493	787	620
Exchange differences on translation of foreign operations	(141)	(490)	(197)	(1,900)
Net gains (losses) on cash flow hedges	(1)	(3)	20	(7)
Net gains (losses) on available-for-sale financial assets	12	41	83	(66)
Realization of capital reserves of company previously accounted for using the equity method	-	-	-	452
Realization of capital reserves on sale of previously consolidated subsidiary	592	2,054	43
	604	2,095	736	(901)

*)	Reclassified, refer to Note 2dd.
**)	For further details regarding other comprehensive income (loss) and related tax impact, see Note 26e.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	GAZIT-GLOBE LTD.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Treasury shares	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars (Note 2d(1))
	In millions
Balance as of January 1, 2017	72	1,440	1,644	(939)	143	(6)	2,354	7,388	9,742
Net income	-	-	142	-	-	-	142	218	360
Other comprehensive income (loss)	-	-	-	447	15	-	462	(245)	217
Total comprehensive income (loss)	-	-	142	447	15	-	604	(27)	577
Exercise and forfeiture of share options into Company’s shares	*)-	3	-	-	(3)	-	-	-	*)-
Purchase of treasury shares	-	-	-	-	-	(21)	(21)	-	(21)
Cancellation of treasury shares	(1)	(26)	-	-	-	27	-	-	-
Cost of share-based payment	-	-	-	-	3	-	3	1	4
Dividend declared/paid (Note 26g)	-	-	(79)	-	-	-	***)(79)	-	(79)
Loss of control in previously consolidated subsidiaries (see Notes 8d and 8e)	-	-	-	-	-	-	-	(4,796)	(4,796)
Capital issuance to non-controlling interests	-	-	-	-	2	-	2	10	12
Acquisition of non-controlling interests	-	-	-	(4)	7	-	3	(22)	(19)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	-
Dividend to non-controlling interests	-	-	-	-	-	-	-	(194)	(194)
Balance as of December 31, 2017	71	1,417	1,707	(496)	167	*)-	2,866	2,360	5,226

*)	Represents an amount of less than U.S. $ 1 million.
**)	For additional details regarding other reserves, see Note 27d.
***)	In the year ended in December 31, 2017 the Company declared a dividend in the amount of U.S. $ 0.4 per share (in a total amount of U.S. $ 79 million). U.S. $ 20 million (U.S. $ 0.1 per share) was paid on April 24, 2017, U.S. $20 million (U.S. $ 0.1 per share) was paid on July 3, 2017, U.S. $ 20 million (U.S. $ 0.1 per share) was paid on October 3, 2017 and U.S. $ 19 million (U.S. $ 0.1 per share) was paid on January 2, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	GAZIT-GLOBE LTD.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2017	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768
Net income	-	-	493	-	-	-	493	756	1,249
Other comprehensive income (loss)	-	-	-	1,549	53	-	1,602	(848)	754
Total comprehensive income (loss)	-	-	493	1,549	53	-	2,095	(92)	2,003
Exercise and forfeiture of share options into company’s shares	*)-	11	-	-	(11)	-	-	-	*)-
Purchase of treasury shares	-	*)-	-	-	-	(73)	(73)	-	(73)
Cancellation of treasury shares	(3)	(89)	-	-	-	92	-	-	-
Cost of share-based payment	-	-	-	-	11	-	11	4	15
Dividend declared/paid (Note 26g)	-	-	(273)	-	-	-	***)(273)	-	(273)
Loss of control in previously consolidated subsidiaries (see Notes 8d and 8e)	-	-	-	-	-	-	-	(16,630)	(16,630)
Capital issuance to non-controlling interests	-	-	-	-	6	-	6	35	41
Acquisition of non-controlling interests	-	-	-	(14)	26	-	12	(75)	(63)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(671)	(671)
Balance as of December 31, 2017	246	4,914	5,919	(1,722)	581	(2)	9,936	8,181	18,117

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.
***)	In the year ended in December 31, 2017 the Company declared a dividend in the amount of NIS 1.40 per share (in a total amount of NIS 273 million). NIS 68.4 million (NIS 0.35 per share) was paid on April 24, 2017, NIS 68.4 million (NIS 0.35 per share) was paid on July 3, 2017, NIS 68.2 million (NIS 0.35 per share) was paid on October 3, 2017 and NIS 67.7 million (NIS 0.35 per share) was paid on January 2, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	GAZIT-GLOBE LTD.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2016	249	4,983	5,207	(3,103)	197	(21)	7,512	23,483	30,995
Net income	-	-	787	-	-	-	787	2,393	3,180
Other comprehensive income (loss)	-	-	-	(154)	103	-	(51)	(396)	(447)
Total comprehensive income (loss)	-	-	787	(154)	103	-	736	1,997	2,733
Exercise and forfeiture of Company’s share options into Company’s shares	*)-	9	-	-	(9)	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	8	-	8	43	51
Dividend declared/paid	-	-	(295)	-	-	-	(295)	-	(295)
Non-controlling interest in sold subsidiary	-	-	-	-	-	-	-	(18)	(18)
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(2)	-	(2)	2	-
Capital issuance to non-controlling interests	-	-	-	-	61	-	61	1,553	1,614
Sale of shares to non-controlling interests	-	-	-	-	31	-	31	295	326
Acquisition of non-controlling interests	-	-	-	-	104	-	104	(453)	(349)
Re-purchase of convertible debentures in subsidiary	-	-	-	-	3	-	3	(7)	(4)
Dividend to non-controlling interests	-	-	-	-	-	-	-	(1,285)	(1,285)
Balance as of December 31, 2016	249	4,992	5,699	(3,257)	496	(21)	8,158	25,610	33,768

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	GAZIT-GLOBE LTD.

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings	Foreign currency translation reserve	Other reserves **)	Loans granted to purchase shares	Treasury shares	Total	Non- controlling interests	Total equity
	NIS in millions
Balance as of January 1, 2015	232	4,411	4,915	(1,641)	127	*)-	(21)	8,023	17,847	25,870
Net income	-	-	620	-	-	-	-	620	1,686	2,306
Other comprehensive loss	-	-	-	(1,462)	(59)	-	-	(1,521)	(1,952)	(3,473)
Total comprehensive income (loss)	-	-	620	(1,462)	(59)	-	-	(901)	(266)	(1,167)
Issue of shares net of issuance expenses	17	569	-	-	-	-	-	586	-	586
Exercise and forfeiture of share options into Company’s shares	*)-	3	-	-	(3)	-	-	*)-	-	*)-
Repayment of loans to purchase shares	-	-	-	-	-	*)-	-	*)-	-	*)-
Cost of share-based payment	-	-	-	-	3	-	-	3	46	49
Dividend declared/paid	-	-	(328)	-	-	-	-	(328)	-	(328)
Non-controlling interests in initially consolidated subsidiaries	-	-	-	-	-	-	-	-	4,250	4,250
Charging the non-controlling interests share in equity deficit of subsidiary to equity holders of the Company	-	-	-	-	(76)	-	-	(76)	76	-
Capital issuance to non-controlling interests	-	-	-	-	85	-	-	85	2,366	2,451
Acquisition of non-controlling interests	-	-	-	-	12	-	-	12	(209)	(197)
Early redemption, conversion and re-purchase of convertible debentures in subsidiary	-	-	-	-	-	-	-	-	(2)	(2)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(1,078)	(1,078)
Balance as of December 31, 2015	249	4,983	5,207	(3,103)	197	*)-	(21)	7,512	23,483	30,995

*)	Represents an amount of less than NIS 1 million.
**)	For additional details regarding other reserves, see Note 26d.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW	GAZIT-GLOBE LTD.

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2017	2017	2016	2015
	U.S. dollars	NIS
	(In millions)
Cash flows from operating activities:
Net income	360	1,249	3,180	2,306
Adjustments required to present net cash provided by operating activities:
Adjustments to the profit or loss items:
Finance expenses, net	260	900	1,520	991
Company’s share in earnings of equity-accounted investees, net	(128)	(443)	(151)	(242)
Fair value gain from investment property and investment property under development, net	(131)	(453)	(2,081)	(711)
Depreciation and amortization	8	28	53	89
Taxes on income (tax benefit)	(64)	(218)	629	183
Impairment loss of other assets	10	34	6	20
Capital (gain) loss, net	(32)	(112)	(6)	106
Loss from a decrease in holding rate in investees	1	4	-	-
Change in employee benefit liability	-	-	-	1
Change in provision for legal claims, net	(20)	(71)	158	88
Loss from revaluation of investees, net	-	-	-	1,531
Loss from deconsolidation of previously subsidiaries, net (including exercise of capital reserves)	260	902	-	-
Net loss from sale of subsidiary	-	-	230	-
Gain from bargain purchase	-	-	-	(1,065)
Cost of share-based payments	4	15	47	45
	168	586	405	1,036
Changes in assets and liabilities items:
Decrease (Increase) in trade receivables and other accounts receivable	(4)	(19)	(38)	57
Decrease inventories of buildings and land less advances from customers and buyers of apartments, net	-	-	-	29
Increase (decrease) in trade and other accounts payable	21	74	17	(143)
Increase in tenants’ security deposits, net	-	1	-	1
	17	56	(21)	(56)
Net cash provided by operating activities before interest, dividend and taxes	545	1,891	3,564	3,286
Cash received and paid during the year for:
Interest paid	(380)	(1,316)	(1,668)	(1,830)
Interest received	14	47	62	43
Dividend received	87	302	36	70
Taxes paid	(42)	(145)	(90)	(55)
Tax received	2	6	5	-
	(319)	(1,106)	(1,655)	(1,772)
Net cash provided by operating activities	226	785	1,909	1,514

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW	GAZIT-GLOBE LTD.

	Convenience
	translation
	(Note 2d(1))
	Year ended	Year ended
	December 31,	December 31,
	2017	2017	2016	2015
	U.S. dollars	NIS
	(In millions)
Cash flows from investing activities:
Initial consolidation of investment previously accounted for using equity method (a)	-	-	-	1,145
Acquisition of initially consolidated subsidiary (b)	-	-	-	(2,233)
Deconsolidation of previously consolidated subsidiary (c)	56	193	(105)	-
Investment return and proceeds from sale of investees	18	61	148	185
Investment in and loans to investees	(11)	(37)	(86)	(1,193)
Acquisition, construction and development of investment property	(769)	(2,665)	(4,594)	(3,338)
Investments in fixed assets	(11)	(39)	(26)	(15)
Proceeds from sale of investment property net of tax paid	585	2,028	1,465	1,164
Proceeds from sale of fixed assets	-	-	11	*)-
Grant of long-term loans	(1)	(5)	(119)	(61)
Collection of long-term loans	4	15	122	97
Short-term investments, net	26	90	(729)	(19)
Investment in financial assets	(22)	(77)	(130)	(529)
Proceeds from sale of financial assets and deposits withdrawal	344	1,192	737	360
Net cash provided by (used in) investing activities	219	756	(3,306)	(4,437)

Cash flows from financing activities:

Issue of shares net of issue expenses	-	-	-	586
Repayment of loans granted for purchase of Company’s shares	-	-	*)-	*)-
Exercise of share options into Company’s shares	-	*)-	*)-	*)-
Purchase of treasury shares	(21)	(73)	-	-
Capital issuance to non-controlling interests, net	3	9	1,348	2,284
Acquisition of non-controlling interests	(18)	(63)	(349)	(197)
Sale of shares to non-controlling interests net of tax paid	-	-	326	482
Dividend paid to equity holders of the Company	(59)	(204)	(295)	(328)
Dividend paid to non-controlling interests	(194)	(672)	(1,260)	(1,087)
Receipt of long-term loans	407	1,410	2,835	3,224
Repayment of long-term loans	(148)	(513)	(2,800)	(4,251)
Receipt (Repayment) of long-term credit facilities from banks, net	36	125	(77)	482
Receipt (Repayment) of short-term credit from banks and others, net	(61)	(213)	(80)	428
Repayment and early redemption of debentures and convertible debentures	(685)	(2,370)	(1,855)	(2,582)
Issue of debentures and convertible debentures	130	451	3,131	5,624
Unwinding of hedging transactions	-	-	3	-
Net cash provided by (used in) financing activities	(610)	(2,113)	927	4,665
Exchange differences on balances of cash and cash equivalents	(17)	(59)	(70)	(267)
Increase (decrease) in cash and cash equivalents	(182)	(631)	(540)	1,475
Cash and cash equivalents at the beginning of the year	457	1,585	2,125	650
Cash and cash equivalents attributed to discontinued operations	-	-	(65)	-
Cash and cash equivalents at the end of the year	275	954	1,520	2,125

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW	GAZIT-GLOBE LTD.

		Convenience translation
		(Note 2d(1))
		Year ended	Year ended
		December 31,	December 31,
		2017	2017	2016	2015
		U.S. Dollars	NIS in million
(a)	Initial consolidation of investment previously accounted for using the equity method
	Working capital (excluding cash and cash equivalents):
	Current assets	-	-	-	(245)
	Current liabilities	-	-	-	360
					115
	Non-current assets	-	-	-	(13,375)
	Non-current liabilities	-	-	-	6,345
	Non-controlling interests	-	-	-	4,111
	Realization of capital reserves	-	-	-	452
	Realization of investment accounted for using the equity method	-	-	-	3,963
	Loss on revaluation of previous investment	-	-	-	(1,531)
	Gain from bargain purchase	-	-	-	1,065
	Increase in cash and cash equivalents	-	-	-	1,145

(b)	Acquisition of initially consolidated subsidiaries
	Working capital (excluding cash and cash equivalents):
	Current assets, net	-	-	-	(34)
	Non-current assets	-	-	-	(6,294)
	Non-current liabilities	-	-	-	4,758
	Non-controlling interests in initially consolidated subsidiary	-	-	-	139
	Goodwill generated in the acquisition	-	-	-	(802)
	Increase in cash and cash equivalents	-	-	-	(2,233)

(c)	Deconsolidation of previously consolidated subsidiary- EQY (Note 8d)

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents)	(35)	(120)	-	-
	Non-current assets	5,481	19,005	-	-
	Deferred taxes	26	91	-	-
	Goodwill	8	28	-	-
	Non-current liabilities	(1,569)	(5,438)	-	-
	Non-controlling interests	(2,583)	(8,956)	-	-
	Gain from loss of control	33	114	-	-
	Capital reserves	162	562	-	-
	Investment in available- for- sale financial asset	(1,599)	(5,549)	-	-
	Decrease in cash and cash equivalents	(76)	(263)	-	-

CONSOLIDATED STATEMENTS OF CASH FLOW	GAZIT-GLOBE LTD.

		Convenience translation
		(Note 2d(1))
		Year ended	Year ended
		December 31,	December 31,
		2017	2017	2016	2015
		U.S. Dollars	NIS in million
(d)	Deconsolidation of previously consolidated subsidiary- FCR (Note 8e)

	Assets and liabilities of consolidated subsidiary at date of deconsolidation:
	Working capital (excluding cash and cash equivalents):	(342)	(1,184)	-	-
	Non-current assets	7,184	24,903	-	-
	Goodwill	9	32	-	-
	Non-current liabilities	(3,401)	(11,791)	-	-
	Non-controlling interests	(2,213)	(7,674)	-	-
	Loss from loss of control	(293)	(1,016)	-	-
	Capital reserves	431	1,495	-	-
	Investment in investment accounted for using the equity method	(1,243)	(4,309)	-	-
	Increase in cash and cash equivalents	132	456	-	-

(e)	Deconsolidation of previously consolidated subsidiary
	Assets and liabilities of consolidated subsidiaries at date of sale:
	Working capital (excluding cash and cash equivalents):	-	-	(79)	-
	Non-current assets	-	-	82	-
	Non-current liabilities	-	-	(305)	-
	Non-controlling interests	-	-	(18)	-
	Gain from sale of previously consolidated subsidiaries	-	-	164	-
	Capital reserves	-	-	51	-
	Decrease in cash and cash equivalents:	-	-	(105)	-

(f)	Significant non-cash transactions:
	Acquisition of investment property net of loans assigned, for consideration of shares of equity accounted investee	-	-	-	167
	Conversion, early redemption and interest payment of convertible debentures for subsidiary’s shares	-	-	202	175
	Acquisition of investment property against trade payables	-	-	334	-
	Sale of Investment property against providing a loan to the buyer	-	-	101	-
	Dividend payable to the Company’s shareholders	20	68	-	-
	Dividend payable to non-controlling interests	-	-	101	76
(g)	Additional information:	-	-	-	-
	Tax paid included under investing and financing activities	45	157	38	142

(h)	For details regarding cash flows attributed to discontinued operations, refer to Notes 8d and 8e.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 1:-	GENERAL

a.	The Company and its business activities

The Company, through its public and private investees (collectively: the “Group”), is an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties located in urban growth areas of major cities in North America, Brazil, Israel, Northern, Central and Eastern Europe. The Group also continues to pursue business opportunities in geographies in which it already operates as well as other regions.

For details regarding the merger agreement between Equity One Inc. and Regency Central Corporation entered into in November 2016 and completed in March 2017, for which Equity One Inc. is classified as a discontinued operation in the consolidated financial statements, see Notes 7 and 8d.

For details regarding the loss of control in First Capital Realty Inc. in the first quarter of 2017, as a result of which First Capital Realty Inc. is accounted for by the equity method, see Notes 2dd and 8e.

The Company’s securities are listed for trading on the Tel-Aviv Stock Exchange (TASE), the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) all under the ticker “GZT”.

b.	Definitions in these financial statements

The Company	-	Gazit-Globe Ltd.

The parent company	-	Norstar Holdings Inc. (“Norstar”) through its wholly-owned subsidiary (collectively, “Norstar Group”).

Subsidiaries	-	Companies that are controlled (including de facto control) by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company.

Joint ventures	-	Companies owned by a number of entities that have a contractual arrangement for joint control, and whose accounts are accounted for using the equity method.

Joint operations	-	Companies owned by a number of entities that have a contractual arrangement for the rights to the assets and obligations for the liabilities relating to the arrangement and are presented in the Company’s financial reports according its share in the arrangement’s assets and liabilities, income and expenses.

Jointly controlled entities	-	Joint ventures and joint operation.

Associates	-	Companies over which the Company has significant influence (as defined in IAS 28) and that are not subsidiaries or joint ventures or joint operations in which the Company’s account for the investment in the financial statements using the equity method.

Investees	-	Subsidiaries, jointly controlled entities and associates

The Group	-	The Company, its subsidiaries and jointly-controlled entities listed in the appendix to the financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 1:-	GENERAL (Cont.)

ATR	-	Atrium European Real Estate Limited, consolidated entity. (Note 8c)

CTY	-	Citycon Oyj, consolidated entity. (Note 8f)

EQY	-	Equity One Inc., previously consolidated entity. (Note 8d)

FCR	-	First Capital Reality Inc., associate. (Note 8e)
REG	-	Regency Centers Corporations, financial asset available for sale (Notes 8d and 10)

The reporting date	-	December 31, 2017.

c.	The Company’s financial statements as of December 31, 2017 were approved by the Company’s board of directors on March 27, 2018.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

Consistent accounting policy

The accounting policy in the financial statements is consistent in all periods presented, unless otherwise stated.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Judgments

In the process of applying the significant accounting policies, the Group has applied its judgment and has considered the following issues which have the most significant effect on the amounts recognized in the financial statements:

Topic		Main Considerations	Reference/Possible Effect
Existence of effective control	●	Materiality of percentage of voting rights relative to the holdings of the other holders of voting rights	Consolidation of financial statements or application of the equity method and relevant measurement impact– refer to Note 2c and Note 8d, 8e and 8f
	●	Degree to which the other holdings are diversified
	●	Voting patterns at prior meetings of shareholders

Classification of Leasing of investment property	Classification as a finance lease or as an operating lease in accordance with the transfer of risks and rewards criteria with respect to the leased property	Recording the investment as property and the income as rental income or recording it as a financial investment and interest income – refer to Note 2r
Acquisitions of subsidiaries that are not business combinations	Analysis of the transaction in light of the definition of a “business” in IFRS 3, in order to decide whether the transaction constitutes a business combination or asset acquisition	Recording the acquisition consideration as an investment in an asset, or recording an investment in net identifiable assets, including goodwill and deferred taxes – refer to Note 2m

Reliable measurement of the fair value of investment property under development	●	Location of the property under development in a developed and liquid market	Measurement of investment property under construction at cost or at fair value – refer to Note 12
	●	Existence of a reliable estimate of the construction costs
	●	Availability of relevant regulatory consent for the utilization of the land rights, and applicable zoning, city plan and building permits exist
	●	The lease up of a major percentage of the leasable areas

Reporting income on a net basis or on a gross basis	Who primarily bears the risks and rewards arising from the transaction?	Reporting rental income on a gross or net basis – refer to Note 2x

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Key estimates and assumptions

The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates calculated by the Group that may cause a material adjustment to the carrying amounts of assets and liabilities in the next financial year are discussed below:

Topic	Estimates and Main Assumptions	Reference/Possible Effect
Valuation of investment property and investment property under development	The required yields on the Group’s properties, future rental rates, occupancy rates, lease renewal rates, the probability of leasing out vacant plots and the date thereof, property operating expenses, the financial strength of the tenants and required capital expenditure	Determination of the fair value of investment property vis-à-vis the fair value gains (losses) in the statement of income - refer to Note 11 and Note 12
Impairment of goodwill	The anticipated cash flows and the appropriate capitalization rate for measuring the recoverable amount with the addition of certain adjustments of group of cash-generation units to which the goodwill is allocated	Determination whether to record an impairment - refer to Note 2s and Note 14
Recording of deferred tax assets and provision for income taxes.	Expectation of current and future taxable income considering the timing, the amount of the expected taxable income and the tax planning strategy	Note 2u and Note 25p
Determination of fair value of nonmarketable financial derivatives (swap contract)	Discounting the future cash flows by interbank yield curve, with adjustments for the inter-currency liquidity spreads, inflation expectations and the credit risk of the parties	Revaluation of financial derivatives in profit or loss or in other comprehensive income – refer to Note 35b
Determination of the fair value of share-based compensation transactions	Use of a standard options pricing model based on the share price and the exercise price data and on assumptions regarding expected volatility, expected duration and expected dividend	Recording of salary expenses against capital reserve – refer to Note 2v and Note 27
Provision for legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel’s best professional judgment, taking into account the stage of proceedings and legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

Recognition of provision for legal claims based on the estimation of chances to be accepted, refer to note 25d

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

c.	Consolidated financial statements

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

Consolidation due to effective control

The Group consolidates a subsidiary on the basis of effective control in accordance with IFRS 10.

Below is part of the aspects considered by the Group which, when evaluating the overall circumstances, may evidence the existence of effective control:

1.	Holding a significant voting interest (even if less than half of the voting rights).

2.	Wide diversity of public holdings of the remaining shares conferring voting rights and the absence of an entity other than the Group that holds a significant portion of the investee’s shares.

3.	The Group has a significantly large percentage of the active voting power (quorum) at the general meetings of the shareholders and voting agreements with other shareholders that, in practice, facilitate the appointment of the majority of the members of the Board of Directors.

4.	The non-controlling interests have no participating rights or other preferential rights, excluding standard protective rights.

The Company carries out ongoing evaluation to the existence of effective control over the investee according to the three components of control as defined on section 7 to IFRS10.

Based on the above criteria and the following circumstances:

1.	The Group has consolidated in its financial statements due to effective control the accounts of CTY, inter alia, due to its holding of a significant voting interest of 44.6% in CTY at the reporting date, the wide diversity of the public holdings of the remaining shares, restriction on other shareholders to hold above 30% of CTY’s shares without issuing tender offer, the Group has ownership of a majority of the voting power that participates in the general meetings, enabling inter alia its ability to appoint the majority of the directors and indirectly, the senior management of CTY. In addition the Group has a voting agreement with other shareholders refer to Note 25a2.

2.	Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the parent company. Profit or loss and each component of other comprehensive income are attributed to the Company and non-controlling interests.

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

When the Group acquires non-controlling interests the difference between the consideration and the carrying amount of the acquired interest is recorded as a reduction or increase in equity under transactions with non-controlling interests. Upon disposal of rights in a subsidiary that does not result in a loss of control, an increase or decrease in equity is recognized as the difference between the consideration received by the Group and the carrying amount of the non-controlling interests in the subsidiary adjusted for the disposal of goodwill in the subsidiary, if any, and amounts recognized in other comprehensive income, if any. Transaction costs in respect of transactions with non-controlling interests are also recorded in equity.

Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

For the convenience of the reader, the reported NIS amounts as of December 31, 2017 have been translated into U.S. dollars, at the representative rate of exchange on December 31, 2017 (U.S.$ 1 = NIS 3.467). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated.

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

When an Investee’s functional currency differs from the functional currency of the Company, that Investee represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows:

a)	Assets and liabilities for each balance sheet item presented (including goodwill and purchase adjustments) are translated at the closing rate as of the reporting date.

b)	Income and expenses for each period presented in the income statement are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

c)	Share capital and capital reserves are translated at the exchange rate prevailing at the date of incurrence.

d)	Retained earnings are translated based on the opening balance translated at the exchange rate at that date and other relevant transactions during the period are translated as described in b) and c) above.

e)	Exchange differences are recognized in other comprehensive income (loss).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

The Group’s operating cycle is one year. Accordingly, the assets and liabilities directly attributable to these activities are classified in the statement of financial position as current assets and liabilities based on the operating cycle.

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

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of Group Companies’ managements, is doubtful. Furthermore, with respect to trade receivables for which no specific allowance was recognized, subject to materiality, an additional impairment is recognized estimated on a group base according to credit risks characteristics. Impaired trade receivables are derecognized when they are assessed as uncollectible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

i.	Financial instruments

All financial assets are recognized initially at fair value plus direct transaction costs, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

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

2.	Loans and receivables and investments held to maturity

The Group has loans and receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Investments held to maturity are financial assets (non-derivative) with fixed or determinable payments in which the Group has the intention and ability to hold to maturity. After initial recognition, loans and receivables and investments held to maturity (“the investments”) are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term receivables recognized based on their terms, normally at face value. As for recognition of interest income, see x below.

3.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the preceding categories. After initial recognition, available-for-sale financial assets are measured at fair value. Gains or losses from fair value adjustments, except for exchange differences and interest that relate to monetary debt instruments and dividend that relates to equity instrument that are carried to profit or loss, are recognized in other comprehensive income (loss). When the investment is disposed of or in case of impairment, the equity reserve in other comprehensive income (loss) is reclassified to profit or loss, presented under “Decrease in value of financial investments”, or under “loss from sale of marketable securities”, as applicable. As for recognition of interest income on debt instruments and dividends earned on equity instruments, see x below.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

6.	Compound financial instruments

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

j.	Impairment of financial assets

The Group assesses at each reporting date whether there is any objective evidence that the following financial asset or group of financial assets is impaired :

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

k.	Financial derivatives and hedge accounting

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

Hedges qualify for hedge accounting, among others, when at inception of the hedging relationship there is a formal designation and documentation of the hedging relationship and of the Group’s risk management objective and strategy for undertaking the hedge. Hedges are assessed on an ongoing basis to determine whether they are highly effective during the reporting period for which the hedge is designated. Hedges are accounted for as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

l.	Fair value measurement

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

The fair value of financial instruments that are traded in active markets is determined by reference to quoted market prices at each reporting date. For investments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques include using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models. Further details are provided in Note 35b.

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

For additional information regarding the fair value of assets and liabilities measured at fair value or that their fair value is disclosed, refer to Note 35b and 35c.

m.	Business combinations and goodwill

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

n.	Investments in associates and joint ventures

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

Goodwill relating to the acquisition of associates or joint ventures and to the increase in holding interest is initially measured as the difference between the acquisition cost and the Group’s share in the net fair value of the associates or joint ventures’ net identifiable assets. After initial recognition, goodwill is measured at cost less, if applicable, any accumulated impairment loss and is not systematically amortized. Goodwill is examined for impairment as part of the investment in the associate or joint ventures as a whole. In case the acquisition cost is lower than the net fair value of the associated net identified assets, the difference is recognized as a gain from bargain purchase in profit or loss.

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

o.	Investment property

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

In order to determine the fair value of investment property, the Group uses valuations performed mainly by accredited independent appraisers who hold a recognized and relevant professional qualification and by the Group’s managements that have extensive professional knowledge and deeply familiar with the type of assets and markets in which the Group operates. For further details refer to Notes 11 and 12.

Investment properties are derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The difference between the net disposal proceeds and the carrying amount of the asset is recognized in profit or loss in the period of the disposal.

p.	Fixed assets

Items of fixed assets are measured at cost with the addition of direct acquisition costs, less accumulated depreciation and accumulated impairment losses, if any, and excluding day-to-day servicing expenses.

Depreciation is calculated for every significant item separately on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Buildings	2
Motor vehicles	15
Equipment	2.5-5 (mainly 5%)
Computers, software, office furniture, office, equipment and other	6-33

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

q.	Intangible assets

Intangible assets acquired in a business combination are recognized at fair value at the acquisition date. Intangible assets, that according to management’s assessment, have a finite useful life are amortized over their useful life using the straight-line method (refer to Note 14) and reviewed for impairment whenever there is an indication that the intangible assets may be impaired. The useful life and residual value are reviewed at least once a year.

r.	Leases

The tests for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the principles set out in IAS 17.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Finance leases - the Group as lessor

A lease is classified as a finance lease where all the risks and rewards incident to ownership of the asset are transferred to the lessee. The leased asset is derecognized and replaced with a financial asset, “Receivables with respect to finance lease”, at an amount equal to the present value of the lease payments. Subsequent to the initial recognition, lease payments are allocated between finance income and settlement of the receivables with respect to the lease.

s.	Impairment of non-financial assets

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

Impairment test for goodwill is carried out by determining the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill belongs. In certain circumstances for impairment test of goodwill, the recoverable amount is adjusted for the difference between the carrying amount of recognized deferred tax liability and its fair value. If the recoverable amount of the cash-generating unit (or group of cash generating units), to which goodwill has been allocated, is lower than its carrying amount, an impairment loss is recognized and attributed first to reduce the carrying amount of goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods. For additional information, refer to Note 14.

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

t.	Non-current assets classified as held for sale

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

u.	Taxes on income

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

2.	Deferred taxes

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized, or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that the related tax benefit will be utilized. Deductible carry forward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable. Any resulting reduction or reversal is recognized in profit or loss.

Deferred taxes in respect of investment property held for the recovery of substantially all of the economic benefits that are embedded therein by way of sale rather than use, are measured according to the anticipated settlement of the base asset, on the basis of sale rather than use.

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

v.	Share-based payment transactions

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

The cost of equity-settled transactions (refer to Note 27) is recognized in profit or loss, together with a corresponding increase in equity, during the period in which the service conditions are satisfied (the “vesting period”), ending on the date on which the relevant employees become fully entitled to the award. In cases where the vesting period was not completed, due to reasons other than market conditions, the cumulative expense recognized is recorded as income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

w.	Employee benefit liabilities

The Group has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits are benefits that are expected to be settled in full within 12 months of the reporting date in which the employees provide the relevant services. Those benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

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

The Group also operates a defined benefit plan in respect of severance pay pursuant to the severance pay laws in the relevant countries of operation. According to these laws, employees are entitled in certain circumstances to severance pay upon dismissal or retirement. If applicable and subject to materiality, the liability in the financial statements is estimated based on an actuarial assumption, refer to Note 23.

x.	Revenue recognition

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

y.	Earnings per share

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

z.	Provisions

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

aa.	Borrowing costs in respect of qualifying assets

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

bb.	Operating segments

An operating segment is a component of the Group that meets the following three criteria:

1.	It is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intragroup transactions;

2.	Its operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

3.	Separate financial information of the segment is available.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

cc.	Disclosure of new published IFRS’s interpretations and Amendments to Standards

Amendments to standards affecting the current period:

Implementation of the Amendments to IAS 7, Statement of Cash Flows, concerning Additional Disclosures on Financial Liabilities:

The Company applies the Amendments published by the IASB in January 2016 (the “Amendments”). The Amendments require the disclosure of a reconciliation of the amounts in the opening and closing statements of financial liabilities, including the changes arising from cash flows from financing activities, changes in exchange rates, changes in fair value etc. See Note 35f.

Standards, interpretations and amendments to standards in the period prior to their adoption:

IFRS 15, Revenue from Contracts with Customers

IFRS 15 (“the Standard”) was published by the IASB in May 2014. The Standard supersedes IAS 18 – Revenue, IAS 11 – Construction Contracts and IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers and SIC 31 – Revenue: Barter Transactions involving Advertising Services.

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

The Standard allows partial retrospective application with practical expedients, whereby the Standard will be applied to existing contracts from the date of initial application, without restating comparative periods. In such case, the Company will recognize the cumulative effect of initially applying the Standard as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) of the date initial application. Alternatively, the Standards permits full retrospective application with practical expedients.

The Company intends to initially apply the Standard using partial retrospective application.

Having evaluated the effects of the adoption of the new Standard, the Company believes that the adoption is not expected to have a material effect on its financial statements.

IFRS 9, Financial Instruments

In July 2014, the IASB published the full and final text of IFRS 9 Financial Instruments (“the Standard”), which replaces IAS 39 Financial Instruments: Recognition and Measurement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

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

Financial assets that are equity instruments are subsequently measured at fair value, recognizing the differences in profit or loss or other comprehensive income (loss), in accordance with the Company election on an instrument-by-instrument basis. Equity instruments held for trading will be measured at fair value through profit or loss.

Additionally, the Standard prescribes a three-stage model for measuring impairment on financial debt instruments that are not measured at fair value through profit or loss, based on expected credit losses (“Expected Credit Loss Model”). Each stage sets out the measurement method of the expected credit losses, on the basis of the changes in the credit risk of the debt instrument. The model also allows a simplified approach for measuring expected credit losses on trade receivables using lifetime expected credit losses, which the Company has opted for.

With respect to derecognition and financial liabilities, the new Standard prescribes the same requirements as IAS 39 for derecognition and financial liabilities for which the fair value option has not been elected.

With respect to liabilities for which the fair value option has been elected, the amount of change in the fair value of the liability attributable to the changes in the credit risk of the entity will be recognized in other comprehensive income. All other changes in fair value will be recognized in profit or loss.

The new Standard includes new requirements concerning hedge accounting, yet allows companies to continue to apply the hedge accounting requirements of IAS 39. The new Standard expands the disclosure requirements in relation to the risk management activities of the Company.

The new Standard is effective for periods beginning on or after January 1, 2018.

Except for hedge accounting, the requirements of the new Standard will be applied retrospectively, but restating comparative information is not required. For hedge accounting, the requirements of the new Standard are applied prospectively, with some limited exceptions.

The Company plans to adopt the new Standard on January 1, 2018, without restating comparative information, with recognizing the cumulative effect as an adjustment to retained earnings (or other component of equity, as appropriate).

The Group has several investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company will measure the aforesaid investments at fair value through profit or loss. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 18 million, will be classified to the retained earnings of the Company, with no effect on the total equity of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The Group also has additional investments in shares that are classified as “investments available for sale”, for which gains or losses are currently carried to other comprehensive income. Under the provisions of the new Standard, the Company will measure the aforesaid investments at fair value through other comprehensive income. The balance of the capital reserve in respect of these investments available for sale as of January 1, 2018, amounting to NIS 90 million, will be classified to a capital reserve in respect of financial instruments at fair value through other comprehensive income, with no effect on the total equity of the Company.

IFRS 16, Leases:

In January 2016, the IASB issued IFRS 16, “Leases”, (“the Standard”). According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration.

The principal effects of the Standard are as follows:

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

The Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted, but has not been opted for by the Company at this stage.

The Standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs whereby no restatement of comparative figures is required. At this stage, the Company is considering the various options for the retroactive implementation of the Standard.

The Company is studying the possible effect of the Standard, and does not expect that it will materially affect the financial statements.

Amendments to IAS 40 – Investment Property: Transfers of Investment Property

In December 2016, the IASB published amendments to IAS 40 – Investment Property (“the Amendments”). The Amendments provide clarifications and guidance on applying the requirements of IAS 40 concerning transfers to or from investment property. Principally, the Amendments characterize the events listed in the Standard with regard to transfers of investment property as examples of evidence of change in the use of the property and do not constitute an exhaustive list. Furthermore, the Amendments clarify that a change in management’s intention, by itself, does not constitute evidence of a change in use.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

The Amendments are effective from January 1, 2018. The Amendments will be applied prospectively from the period of initial application. An entity may choose to apply the Amendments retrospectively, provided that information for prior periods is available. Any adjustments as of the date of initial application will be recognized in equity.

Having examined the effects of applying the Amendments, the Company does not expect their application to have a material effect on its financial statements.

IFRIC 23 – Uncertainty over Income Tax Treatments

In June 2017, the IASB published IFRIC 23 – Uncertainty over Income Tax Treatments (“the Interpretation”).The Interpretation clarifies application of recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty over income tax treatments. The Interpretation addresses and provides guidelines for the examination of a collection of uncertainties concerning income tax, the examination of the tax authorities’ position, the measurement of the effects of the income tax uncertainty on the financial statements and how an entity considers changes in the facts and circumstances of the uncertainty.

The Interpretation is applicable for annual reporting periods beginning on or after 1 January 2019. Early adoption is permitted. Upon initial application, the Company may choose one of the two following approaches for applying the Interpretation:

a.	Full retrospective application without restatement of comparative information and recognition of the cumulative effect of the initial application as an adjustment to equity on the date of initial application.

b.	Full retrospective application, including restatement of comparative information.

The Company is examining the possible effect of the Interpretation, but at this stage is unable to estimate its effect, if any, on the financial statements.

Amendments to IFRS 10 and IAS 28 concerning the Sale or Transfer of Assets between an Investment Entity and its Associate or a Joint Venture

In September 2014, the IASB published amendments to IFRS 10 and IAS 28 (the “Amendments”), concerning sales or contributions of assets (an asset, a group of assets or a subsidiary) between an investor and its associate or joint venture.

According to the Amendments, when the investor loses control in a subsidiary or a group of assets that does not constitute a business in a transaction with its associate or joint venture, the gain is recognized only to the extent of unrelated investors’ interests in the associate or joint venture. The Amendments further determine that, where the rights remaining in the hands of the investor constitute a financial asset, as defined in IFRS 9, the gain will be recognized in full.

In the event of the loss of control in a subsidiary or a group of assets that constitutes a business in a transaction with its associate or joint venture, the gain will be recognized in full.

The Amendments are to be prospectively applied. A mandatory effective date has yet to be published by the IASB, but early adoption is permitted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont)

dd.	Reclassified

On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndicate of underwriters for the sale of 9 million shares of FCR, listed for trade on the Toronto Stock Exchange (TSX). Upon completion of the sale on March 22, 2017, the Company held (including through a wholly owned subsidiary) close to 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR. Having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of said date it no longer has effective control in FCR. Consequently, as of said date, the Company no longer consolidates FCR in its financial statements and, in accordance with the provisions of IFRS 10, the Company has remeasured its investment in FCR according to the fair value on the date of loss of control, based on the quoted price of FCR on such date. Accordingly, the operating results of FCR until the date of loss of control, including the results from the sale of the shares, are presented in the statement of profit or loss under “profit (loss) from a discontinued operation, net”, and the comparative figures have been restated in accordance with IAS 5 – Non-current Assets Held for Sale and Discontinued Operations. Commencing on the date of loss of control, the Company accounts for its remaining investment in FCR shares by the equity method, in accordance with IAS 28, Investments in Associates and Joint Ventures.

Regarding the impact of the reclassification on the consolidated financial statements, see Notes 8d and 8e below.

ee.	First-Time Implementation of New Accounting Standards

Implementation of the Amendments to IAS 7, Statement of Cash Flows, concerning Additional Disclosures on Financial Liabilities:

The Company implements the Amendments published by the IASB in January 2016 (the “Amendments”). The Amendments require the presentation of the movement between the opening balance and the closing balance of financial liabilities, including the changes arising from cash flows from financing activities, changes in exchange rates, changes in fair value etc. See Note 35f.

NOTE 2A:-	LEGISLATION IMPACT ON THE FINANCIAL STATEMENTS

The Law to Promote Competition and Reduce Concentration

In December 2013, the Law to Promote Competition and Reduce Concentration, 2013 (the “Concentration Law”) was published in the official records of the State of Israel. The Concentration Law aims to reduce the concentration level in the Israeli economy through three major actions: (a) imposing structural limitations and corporate governance rules on interests held in the form of a pyramid structure; (b) separation between interests in a significant real activity and a significant financial activity; (c) imposing limitations on the allocation of state assets. The Company is included in the list of significant real corporations published by the Committee for the Reduction of Concentration.

To the date of the report, the Company is in compliance with the provisions of the Concentration Law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 3:-	CASH AND CASH EQUIVALENTS

a.	Composition

	December 31
	2017	2016
	NIS in millions
Cash in banks and on hand	487	924
Cash equivalents - short-term deposits	467	596
	954	1,520

b.	Part of the cash in banks bears floating interest based on daily bank deposits rates (as of the reporting date – up to 0.25%).

c.	Deposits in the amount of NIS 462 million earn annual interest at the rate of up to 11.0%, the rest of the deposits earn annual interest at negligible rate, based on their respective term.

d.	As for the linkage basis of cash and cash equivalents, refer to Note 35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 4a:-	SHORT-TERM INVESTMENTS AND LOANS

Composition

	December 31
	2017	2016
	NIS in millions
Loans:
Current maturities of long-term loans	5	48
Loans	1	2
	6	50
Deposits:
Bank deposits	1	3
Purchase contract deposits and others (1)	31	43
	32	46
	38	96

(1)	NIS 27 million restricted cash which bear no interest.

As for the linkage basis of short-term investments and loans, refer to Note 35.

NOTE 4b:-	MARKETABLE SECURITIES

	December 31
	2017	2016
	NIS in millions
Fair value through profit or loss securities
Shares (1)	29	10
Debentures	-	27
	29	37
Securities available for sale (Note 10)	700	175
	729	212

(1)	As of December 31, 2017 represents investments in Luzon group’s shares, for further details see Note 9a3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 5:-	TRADE RECEIVABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Open accounts, net (see d and e below)	118	163
Total	118	163

b.	Trade receivables do not bear interest. As for the linkage basis of trade receivables, refer to Note 35.

c.	In 2017 and 2016, the Group had no major tenant which contributed more than 10% to the total rental income.

d.	There are no significant past due and impaired receivables except those that have been included in the allowance for doubtful accounts.

e.	Movement in allowance for doubtful accounts:

	December 31
	2017	2016
	NIS in millions
At the beginning of the year	93	111
Provision during the year	11	18
Repayment during the year	(8)	(3)
Write-down of accounts	(19)	(15)
Transfer to assets held for sale due to discontinued operations	-	(15)
Previously consolidated company	(10)	-
Translation differences	1	(3)
At the end of the year	68	93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE

a.	Composition

	December 31
	2017	2016
	NIS in millions
Government institutions	34	49
Prepaid expenses	57	90
Receivables from sale of real estate	-	2
Dividend from equity-accounted investee	48	-
Interest receivable from joint ventures	10	11
Advances to suppliers	1	-
Co-owners in investees	3	3
Others (1)	104	188
	257	343

(1)	Includes restricted cash in ATR in total amount of NIS 46 million (as of December 31, 2016 – NIS 109 million) as security for the compensation arrangement, refer to Note 25d2.

b.	As for the linkage basis of other accounts receivable, refer to Note 35.

NOTE 7:-	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

a.	On November, 2016, EQY had entered into a merger agreement with REG. Following to the merger transaction EQY presented as of December 31,2016 as assets and liabilities classified as held for sale. The merger transaction was completed on March 1, 2017. For further details, see Note 8d.

b.	Composition of assets held for sale:

	December 31
	2017	2016
	NIS in millions
Assets classified as held for sale- EQY (see Note 8d)	-	20,454
Investment property *)	419	568
Land	5	99
Others	11	11
	435	21,132

*)	Balance of assets held for sale is mainly comprised of non-core income producing properties in ATR, CTY and Brazil.

Liabilities attributed to assets classified as held for sale as of December 31, 2016 primarily consist of liabilities arising from holdings in EQY (refer to Note 8d) and deferred taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES

a.	Composition of the investment in entities accounted for by the equity method (including purchase accounting adjustments):

	December 31
	2017	2016
	NIS in millions
Joint ventures (1)	1,237	1,580
Associates (2)	4,749	116
	5,986	1,696
Loans (3)	354	401
	6,340	2,097

Includes, inter alia, joint ventures that manage, operate and develop income producing properties, and as of the reporting date includes NIS 719 in Czech Republic (2016 - NIS 700 million), NIS 286 million in Sweden (2016 - NIS 279 million). Comparative data includes NIS 417 million investment in Canada.

(1)	Includes mainly investments in FCR in the amount of C$1,679 million (NIS 4,643 million) See section E below.

(2)	Includes mainly a loan of € 82 million (NIS 340 million) which bears a fixed annual interest rate of 6% and mature on January 2023.

b.	Group’s share in the results of equity-accounted investees including amortization of fair value adjustment (based on the interest therein during the period):

Joint ventures

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Loss - ATR (see section c)**)	-	-	(8)
Net income of other Joint Ventures	36	105	118
Other comprehensive income	-	1	21
Comprehensive income	36	106	131

*)	Reclassified, refer to Note 2dd.
**)	The above includes ATR data until its initial consolidation, as in section c2 below.

Associates

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Net income **)	398	1	16

*)	Reclassified, refer to Note 2dd.
**)	Mainly includes a profit of NIS 402 million from FCR.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

Additional information regarding investees:

c.	Investment in ATR (a subsidiary)

1.	As of December 31, 2017, the Company owns 59.6% interest in ATR’s share capital and voting rights (59.1% on a fully diluted basis). ATR’s shares are listed for trading on the Vienna Stock Exchange and on the Euronext Stock Exchange in Amsterdam. As of December 31, 2017, the market price of ATR share was € 4.15 and ATR has approximately 377.1 million shares outstanding.

2.	Summarized IFRS financial information of ATR -

Summarized statement of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	766	843
Non-current assets	12,199	11,915
Current liabilities	(570)	(583)
Non-current liabilities *)	(4,670)	(4,477)
Net assets	7,725	7,698

Allocated to:
Equity holders of the Company	4,540	4,510
Non- controlling interests	3,185	3,188
	7,725	7,698

*) Including acquisition-adjustments, net	139	155

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized statements of the comprehensive income -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Revenues	1,060	1,092	1,192
Net income *)	398	312	314
Other comprehensive income	65	15	43
Total comprehensive income	463	327	357

Allocated to:
Equity holders of the Company	274	178	178
Non- controlling interests	189	149	179
	463	327	357

Dividends to Non- controlling interests	252	280	196

*)	Includes acquisition- adjustments amortization

Summarized statements of cash flows -

	Year Ended December 31
	2017	2016
	NIS in millions
Net cash provided by operating activities	413	398
Net cash provided by (used in) investing activities	(5)	43
Net cash used in financing activities	(538)	(941)
Exchange differences on balances of cash and cash equivalent	3	(12)
Decrease in cash and cash equivalents	(127)	(512)

3.	The outstanding share options of ATR as of December 31, 2017

Series	Average exercise price per share	Expiration date	Number of options (in thousands*)
Options to employees and officers in ATR (2009 and 2013 plans)	€3.74	2018-2023	3,044

(*	As of December 31, 2017, all share options are fully vested; These options includes share options granted to the Company’s Vice Chairman of the Board and CEO who also serves as ATR’s Chairman of the Board.

4.	ATR operates a compensation plan for Group Executive Team, and other key senior executives, of whom rights are granted for allotment of ATR shares, upon fulfillment of certain terms (“share allocation rights”). As of the reporting date 150 thousand units were allotted in the plan framework. In addition, ATR operates a plan for deferred shares units (DSU) to directors in lieu of salary, which can be converted into ATR ordinary shares. As of the reporting date, approximately 97 thousand deferred units (DSU) were allocated. In addition, as part of his employment agreement, the CEO of ATR is entitled to shares worth of € 240 thousand. As of December 31, 2017, ATR’s CEO was allotted approximately 15 thousand shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

5.	During 2017, a wholly-owned subsidiary of the Company acquired, through exchange trades and off-exchange trades, 474 thousands ATR shares for a consideration of EUR 1.9 million (NIS 7.9 million). As a result of these acquisitions, the Company’s interest in ATR increased to 59.6%.

6.	As for lawsuits filed against ATR, refer to Note 25d2.

d.	Discontinued operation - Investment in EQY

1.	In November, 2016, EQY, entered into a merger agreement with REG, a Real Estate Investment Trust (REIT) whose securities are listed for trading on the NYSE. EQY was merged with and into REG, resulting REG is the surviving company in the merger and upon closing of the merger, EQY’s shareholders (including the Company) received, in lieu of their EQY shares, REG shares at an exchange ratio of 0.45 REG share for each EQY share, which reflects a premium of 13.7% for EQY’s shareholders above EQY’s market value as of the date. The merger transaction was completed on March 1, 2017 (hereinafter – the date of closing of the merger) and the Company received 13.2% of the merged company and is REG’s largest shareholder as of the closing date of the merger. In addition, on the date of closing, three additional directors were appointed to REG’s board of directors: two independent directors on behalf of EQY and one director on behalf of the Company Mr. Chaim Katzman who was appointed as Vice Chairman of the Board of REG.

Following the closing of the merger transaction, the Company deconsolidated EQY. As a result of the loss of control the Company recognized in the first quarter of 2017 a capital increase of NIS 676 million and again (net of tax) of NIS 114 million. The said gain includes a loss of 562 million, which was reclassified to profit or loss due to realization of reserves (mainly from translation differences of foreign operations). The REG shares held by the Company are presented in its financial statements as a financial instrument available for sale, in accordance with International Accounting Standard No. 39, Financial Instruments.

EQY profit or loss for the two months period end on the date of closing of the merger, are presented in the consolidated statement of income under income (loss) after tax from discontinued operations, net. Comparative information was reclassified in accordance with International Accounting Standard No. 5, “Non-current Assets Held for Sale and Discontinued Operations”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

2.	Attributed to discontinued operation-

Statements of comprehensive income attributed to discontinued operation –

	Two months ended March 1	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Rental income	239	1,385	1,341
Property operating expenses	65	348	353
Net operating rental income	174	1,037	988
Fair value gain (loss) from investment property and investment property under development, net	(6)	1,196	1,083
General and administrative expenses	(95)	(148)	(158)
Other income	2	9	4
Other expenses	-	(24)	-
Company’s share in earnings of equity-accounted investees, net	2	9	70
Operating income	77	2,079	1,987
Finance expenses	(30)	(246)	(245)
Finance income	-	1	3
Income before taxes on income	47	1,834	1,745
Taxes on income *)	2	195	245
Net income from discontinued operation, net	45	1,639	1,500
Other comprehensive income (loss) from discontinued operations	4	(9)	(4)
Total comprehensive income from discontinued operation	49	1,630	1,496
Allocated to:
Equity holders of the Company	17	452	478
Non-controlling interest	32	1,178	1,018
	49	1,630	1,496
Dividends to non-controlling interests	64	319	292

*)	Includes adjustments for deferred tax expenses.

3.	Cash flows statements attributed to discontinued operation and provided by (used in) activities–

	Two months ended March 1	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Net cash provided by operating activities	92	732	668
Net cash provided by (used in) investing activities	43	(842)	(724)
Net cash provided by financing activities	72	92	33
Increase (decrease) in cash and cash equivalents	207	(18)	(23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

e.	Discontinued operation - Investment in FCR

1.	FCR is a public company listed on the Toronto Stock Exchange (TSX), that is engaged in the acquisition, development, redevelopment and management of shopping centers that are anchored by supermarkets which are located in growing urban areas in Canada. As of December 31, 2017, FCR owns 160 income-producing properties with a GLA of 2.2 million square meters and one property under development.

2.	As of December 31, 2017, the Company owns 32.6% interest in FCR’s share capital and voting rights (31.7% on a fully diluted basis). As of December 31, 2017 the market price of FCR’s share was C$ 20.72 and FCR has approximately 244.4 million shares outstanding.

3.	On March 2, 2017, a wholly owned subsidiary of the Company entered into an agreement with a syndication of underwriters for the sale of 9 million shares of FCR, representing 3.7% of FCR’s share, in a “bought deal” transaction on the Toronto Stock Exchange, at a price per share of C$ 20.6 and for a (gross) total consideration of C$ 185 million (approximately NIS 500 million).

The sale was completed on March 22, 2017 and the Company, post-sale (including through wholly owned subsidiaries) holds 79.6 million shares of FCR, representing 32.7% of the share capital and voting rights in FCR as of that date. Commencing from the date of the sale and having examined the provisions of IFRS 10 concerning the existence of effective control, the Company has concluded that as of such date, it no longer holds effective control in FCR. Accordingly, as of such date, the Company no longer consolidates FCR in its consolidated financial statements and, in accordance with the provisions of IFRS 10, has remeasured its investment in FCR according to the fair value on the date that control was lost, based on the market price of FCR on the stock exchange on such date.

As a result of the loss of control in FCR, the Company recognized during the first quarter of 2017 an increase in capital of NIS 479 million and a loss of NIS 1,016 million in the consolidated statement of income. The above loss includes loss from the reclassification of capital reserves (primarily NIS 1,495 million in respect of translation differences of foreign operations) previously carried to profit or loss.

Commencing on the date of the loss of control, the Company accounts for its investment in FCR by the equity method, in accordance with the provisions of International Accounting Standard No. 28, “Investments in Associates and Joint Ventures”.

In view of the sales of FCR’s shares, as described above, and the loss of control therein, the operating results up to the date of loss of control, including the results relating to the sale of the shares, were presented in the consolidated statements of income under income (loss) from a discontinued operation, net. Comparative figures have been reclassified in accordance with the provisions of IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

Carrying amount and market value of the investment in FCR:

	December 31, 2017		December 31, 2016
	Carrying amount	Market value	Carrying amount	Market value
	NIS in millions
Shares	4,643	4,562	4,356	5,224

4.	The allocation of consideration to the fair value of the assets and liabilities of FCR following the loss of control:

	C$*)	NIS
	Millions
Investment at market value upon completion of the transaction	1,582	4,309
Group’s share (32.7%) in FCR’s net assets upon acquisition date	(1,416)	(3,856)
Adjustment to FCR’s equity	166	453

Attributed to:
Loan and other trade receivables	(1)	(2)
Goodwill	200	544
Deferred taxes	12	33
Interest-bearing loans from banks	13	36
Debentures	(56)	(153)
Convertible debentures	(2)	(5)
	166	453

5.	Summarized financial information of FCR

Summarized statements of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	837	495
Non-current assets (mainly investment property)	26,725	25,463
Current liabilities	(1,583)	(2,079)
Non-current liabilities	(12,995)	(11,810)
Net assets	12,984	12,069
Adjustments to the Group’s investments in FCR:
Adjustments of non-controlling interest (including convertible instrements)	(183)	(167)
Net assets	12,801	11,902
Group holding in FCR	32.6%	36.4%
Group holding in FCR net assets	4,171	4,332
Adjustments to FCR’s equity	472	24
Investment in FCR	4,643	4,356

*) FCR’s Financial Statements are presented in CAD (as of December 31, 2017 and December 31, 2016 the CAD exchange rate was NIS 2.7648 and NIS 2.8511 respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

6.	Summarized statements of comprehensive income -

Nine Months ended December 31
2017
NIS in millions

Rental Income	1,433
Fair value gain from investment property and investment property under development, net	756
Finance expenses, net
Taxes on income	(240)
Net income *)	1,244
Other comprehensive income	(**-
Total comprehensive income	1,244
Company’s share in FCR’s comprehensive income	389
Amortization of fair value adjustment	13
Total	402
Dividend to equity holders of the company	142

*) Including acquisition-adjustments amortization.

**) Represents an amounts of less than 1 million.

***) FCR’s financial statements are presented in CAD. Translation of operations results into NIS was made by using average exchange rates for the relevant periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

7.	Summarized statements of comprehensive income -

	Three months ended March 31	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Rental Income	494	1,960	2,001
Property operating expenses	(192)	(737)	(747)
Net operating rental income	302	1,223	1,254
Fair value gain from investment property and investment property under development, net	500	641	125
General and administrative expenses	(28)	(106)	(118)
Other income	-	12	-
Other expenses	-	(13)	(40)
Company’s share in earnings of equity-accounted investees, net	6	36	38
Operating income	780	1,793	1,259
Finance expenses	(134)	(473)	(507)
Finance income	35	70	51
Taxes on income **)	(109)	(283)	(174)
Net income from discontinued operation, net	572	1,107	629
Other comprehensive income (loss) from discontinued operation	(1)	16	(24)
Total comprehensive income from discontinued operation	571	1,123	605
Allocated to:
Equity holders of the Company	205	409	258
Non-controlling interests	366	714	347
	571	1,123	605

*) The operating results, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22, 2017, the company no longer holds effective control. These results are included among the results from discontinued operation.

**) Includes adjustments for deferred taxes expenses.

Cash flow statements attributed to discontinued operation and provided by (used in) activities -

	Three months ended March 31	Year ended December 31
	2017	2016	2015
	(unaudited)	(audited)
	NIS in millions
Net cash provided by operating activities	130	744	745
Net cash used in investing activities	(109)	(1,652)	(1,043)
Net cash provided by financing activities	14	948	194

*) The cash flows, net, relating to the operation that was discontinued following the loss of control are immaterial, since as of March 22, 2017, the company no longer holds effective control.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

8.	For details regarding data from FCR’s financial statements see note 39.

f.	Investment in CTY (a subsidiary)

1.	As of December 31, 2017, the Company owns 44.6% interest in CTY’s share capital and voting rights (44.0% on a fully diluted basis). CTY’s shares are listed for trading on the Helsinki Stock Exchange, Finland (OMX). As of December 31, 2017 the market price of CTY share was € 2.16 and CTY has 890 million shares outstanding.

The Company consolidates CTY in its financial statements, although the holding percentages of the potential voting rights in CTY is less than 50%, due to effective control over CTY, as stated in Note 2c.

2.	Summarized IFRS financial information of CTY

Summarized statements of financial position -

	December 31
	2017	2016
	NIS in millions
Current assets	287	558
Non-current assets	19,139	19,260
Current liabilities	(846)	(1,559)
Non-current liabilities	(9,409)	(8,909)
Net assets	9,171	9,350
Allocated to:
Equity holders of the company	4,078	4,094
Non-controlling interests	5,093	5,256
	9,171	9,350

Summarized statements of comprehensive income -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Revenues	1,373	1,410	1,272
Net income *)	354	682	476
Other comprehensive income (loss)	(312)	164	(125)
Total comprehensive income *)	42	846	351
Allocated to:
Equity holders of the Company	19	363	148
Non-controlling interests	23	483	203
	42	846	351
Dividends to non-controlling interests	262	317	217

*) In 2016 includes goodwill impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

Summarized cash flow statements -

	Year ended December 31
	2017	2016	2015
	NIS in millions
Net cash provided by operating activities	605	580	479
Net cash provided by (used in) investing activities	71	(692)	(2,588)
Net cash provided by (used in) financing activities	(694)	64	2,043
Exchange differences on balances of cash and cash equivalents	(4)	(2)	19
Decrease in cash and cash equivalents	(22)	(50)	(47)

3.	The share options of CTY outstanding as of December 31, 2017

Series	Average exercise price per share*)	Expiration date	Number of exercisable shares in thousands*)
Options to plan employees and officers (2011 plan)	€ 2.47	2018	12,475

*) The exercise price and exchange ratio are adjusted for right issue, dividend distribution and return of equity. As of the reporting date, all of the share options are exercisable.

4.	In February 2015, CTY’s board of directors approved a performance share compensation plan, for the years 2015-2017, 2016-2018 and 2017-2019 pursuant to which up to 4,300 thousand shares would be allotted to officers and employees. Through the reporting date, units had been allotted under the plan for 2015-2017, 2016-2018 and 2017-2019 that are exercisable into up to 1,271 thousand shares, 1,521 thousand shares and 1,374 thousand shares, respectively, and their exercise is contingent on the allottee’s employment continuing until at least the end of 2017 and on the attainment of a minimum return per share, where the offeree whose employment has ended during the years 2018-2019 will be able to exercise his accrued rights proportionately to his employment periods. The compensation will be paid to the allottees primarily in shares, but also partly in cash.

In addition, on the same date, CTY’s board of directors approved a compensation plan based on restricted share units (RSUs), in a scope of up to 500 thousand RSUs (in March 2017, the compensation plan increased to 700 thousand RSUs), to officers and employees, over a vesting period of two or three years, and which will be paid primarily in shares, but also partly in cash. Within the framework of this plan, units of restricted shares (RSUs) can be allocated by the end of year 2018. Through the reporting date, 611 thousand shares had been allotted under the plan.

5.	During 2017, the Company acquired 6.3 million CTY shares for a consideration of EUR 13.3 million (NIS 55 million). As a result of the acquisitions, the Company’s holdings in CTY increased from 43.9% to 44.6% and the Group recognized in 2017 an increase in equity of NIS 11 million, which was carried to its capital reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 8:-	INVESTMENTS IN INVESTEES (Cont.)

g.	Supplementary information for other operating subsidiaries owned by the Company:

December 31, 2017	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans and Capital bills
		%	NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	133	165
Gazit Globe Israel (Development) Ltd. *)	Israel	100	136	2,061
Gazit Brasil Ltda.**)	Brazil	100	2,446	-
Gazit Horizons Inc.***)	U.S.A	100	(16)	469

December 31, 2016	Country of incorporation	Holding stake in equity and in voting rights	Investment carrying amount	Loans
		%	NIS in millions

Gazit Germany Beteilingungs GmbH & Co. KG	Germany	100	141	216
Gazit Globe Israel (Development) Ltd. *)	Israel	100	111	2,009
Gazit Brasil Ltda.**)	Brazil	100	2,276	24

*)	In October 2016, the Company, Gazit Development and Ashkenazi’s Company entered into an agreement (based on accords that the parties reached in May 2016), whereby, inter alia, it has been agreed that the holdings of Ashkenazi’s Company in Gazit Development will be acquired by the Company. In addition, it has been agreed that Gazit Development, directly and indirectly, will sell to Ashkenazi’s Company its rights in two plots of land, an office building in Israel (for which Ashkenazi’s Company will be entitled to receive partial funding from Gazit Development) and some of the shares of a subsidiary that owns real estate in Bulgaria (with the balance of the shares continuing to be indirectly owned by Gazit Development), these properties are not part of the Company’s core operations. In December 2016 the parties closed the transaction and as of this date the Company owns all the shares of Gazit Development. Moreover, in accordance with the accords between the parties, Mr. Ashkenazi has terminated his service as CEO of Gazit Development.
**)	Gazit Brazil includes the investment in Gazit Ltda. As well as Fim Norstar.
***)	Began its operation in May 2017.

h.	The applicable laws in some of the investee’s jurisdictions contain customary terms regarding payments of dividends, interest and other distributions to equity holders by such investee. These conditions include, inter alia, a requirement that the investee have sufficient accumulated earnings or that certain solvency requirements are met before a distribution can be made. As of December 31, 2017 the Group does not consider any of these customary conditions to be a significant restriction.

j.	For pledging of part of the shares of investees to secure Group liabilities, refer to Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 9:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Loans to co-owners in development projects (1) (2) (3)	109	671
Other non-current deposits	19	551
Convertible debentures (3)	77	-
Governmental institutions	1	19
Tenants and Others	17	30
	223	1,271
Less - current maturities	5	48
	218	1,223

(1)	Includes secured loan to third party, loan amounted to € 3 million (NIS 13 million) that bears annual interest rate of 6%.
(2)	Includes an amount of NIS 66.5 million that bears annual interest of 3.75% for Ashkenazi’s Company which is entitled to receive partial funding from Gazit Development in the sale of its rights in two plots of land, an office building in Israel as part of agreement to purchase the interests of the Ashkenazi company in Gazit Development by the Company and includes loan to Gazit Development in the amount of NIS 13.6 million that bears an average annual interest rate of 4.74%.
(3)	Includes investment in a convertible capital note of Luzon Group in the amount of NIS 15 million (2016 – includes investment in a capital note presented at fair value and loans to Luzon Group at depreciated cost, aggregating NIS 137 million.

On September 13, 2017, Gazit Development and a wholly-owned subsidiary (together: “Gazit Development”) signed an agreement with Luzon Group (superseding a previous agreement from January 2017), to liquidate the balance of the Group’s investment in Luzon Group, which comprised a capital note in the amount of NIS 495 million (of which NIS 125 million is convertible into shares of Luzon Group at a price per share of NIS 1.13130) as well as credit facilities of NIS 120 million that were extended by Gazit Development as the controlling shareholder in Luzon Group.

The agreement was performed in two stages and its main points are as follows:

a.	On September 30, 2017 (the first closing date), the loan granted by Gazit Development to Luzon Group was reduced from NIS 120 million to NIS 100 million, with the rate of interest thereon being increased. Also, Gazit Development was allotted Luzon Group shares in place of the interest that had accrued on the loan in the period from April 1, 2017 through September 30, 2017, at a price of NIS 0.9 per share (a total of 1.6 million shares, which is in addition to the 3.6 million shares allotted pursuant to the January 2017 agreement;

b.	In December 2017 (the second closing date), the aforesaid transaction was completed, as part of which:

1.	Luzon Group issued to Gazit Development unsecured listed debentures, which are convertible into Luzon Group shares, with a scope of NIS 100 million par value, in place of the loan that Gazit Development granted to Luzon Group, as referred to in subsection (a) above. Without derogating from the lock-up provisions prescribed under the Securities Law and its regulations, the aforesaid debentures will be blocked from being sold on the stock exchange until September 30, 2019. Moreover, the debentures will be subordinate to the existing bank debts of Luzon Group through January 31, 2022;

2.	Luzon Group issued to Gazit Development shares in place of the accrued interest on the loan for the period from October 1, 2017 through the second closing date, at a price of NIS 0.9 per share (approximately 1 million shares in total);

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 9:-	OTHER INVESTMENTS, LOANS AND RECEIVABLES (Cont.)

3.	In relation to the capital notes that the subsidiary of Gazit Development granted Luzon Group (in a total amount of NIS 495 million), it was agreed to retroactively cancel the existing interest component in the capital notes (the payment of which was a condition for the distribution of dividends). Moreover, the convertible capital note was reduced to an amount of NIS 94.5 million (from NIS 125 million) and would be convertible into 72 million Luzon Group shares. The amount by which the capital note was reduced (NIS 30.5 million) was added to the non-convertible part of the capital note, as stated below. Part of the convertible note was converted into Luzon Group shares (45 million shares). It should be noted that the subsidiary of Gazit Development has undertaken not to convert the capital notes if the conversion will result in a holding more than 18% of Luzon Group’s share capital;

4.	The balance of the capital note (the non-convertible part amounting to NIS 400.5 million) was converted into a premium on the shares issued in place of the interest in January 2017;

5.	Luzon Group issued to Gazit Development 3 million listed warrants that are exercisable into Luzon Group shares.

As aforesaid, upon the closing of the transaction, part of the capital note was converted, to the effect that, subsequent to the conversion, Gazit Development, together with the subsidiary, holds 18% of the share capital in Luzon Group.

In addition, as part of the agreement, Luzon Group has undertaken not to make a distribution until March 31, 2020. Moreover, Luzon Group and the subsidiaries under its control will grant a letter of waiver in favor of Gazit Development and parties related to it (including the Company) in respect to any claims in connection with Luzon Group, the cause or grounds for which arose in the period prior to the signing of the agreement (subject to exceptions), and the Company and Gazit Development granted an identical letter of waiver to Luzon Group and its subsidiaries.

b.	Maturity dates

	December 31
	2017	2016
	NIS in millions
Year 1 – current maturities	5	48
Year 1 – acquisition of investment property	13	539
Year 2	28	39
Year 3	9	309
Year 4	72	45
Year 5	4	79
Year 6 and thereafter	92	212
	223	1,271

c.	As for the linkage basis of other investments, loans and receivable, refer to Note 35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 10:-	AVAILABLE-FOR-SALE FINANCIAL ASSETS

Composition

	December 31
	2017	2016
	NIS in millions
Securities traded in United States (1)	4,432	-
Securities traded in Europe (2)	83	170
Shares traded in Canada	17	5
Participating units in private equity funds (3) (4)	348	384
	4,880	559
Classified within current assets (1) (2)	700	175
Classified within non-current assets	4,180	384
	4,880	559

(1)	REG shares held by wholly-owned subsidiaries of the Company.

In 2017, wholly-owned subsidiaries of the Company sold 3.86 million shares of REG, representing 2.2% of the outstanding shares of REG, for a total consideration of U.S.$ 260 million (approximately NIS 947 million)

The balance is an investment in 18.5 million REG shares (refer to Note 8d above), representing 10.9% of its outstanding shares and the voting rights therein. For details regarding the sale of REG shares after the reporting date, refer to Note 38b.

(2)	The financial assets available for sale of ATR include a diversified portfolio of traded shares with less than 1% holding interest in each of the investments. Financial assets available for sale are presented at fair value of NIS 83 million (approximately EUR 20 million), based on quoted prices in active markets (level 1 in the fair value hierarchy).

(3)	Includes an amount of NIS 73 million in an investment at an effective interest rate of 4.3% of participation certificates in a corporate which holds a shopping center in São Paulo, Brazil.

(4)	In August 2007, the Company entered into an investment agreement with HIREF International LLC, an Indian real estate investment fund registered in Mauritius (the “Fund”). The Fund was established at the initiative and under the management of the Housing Development Finance Corporation Limited (“HDFC”) group, one of the largest financial institutions in India in which the Company is one of four anchor investors in the Fund. According to the Fund’s articles of incorporation and investment agreements, the Fund will invest, directly and indirectly, in real estate companies that operate in the development and construction sectors, as well as in other synergistic fields. The Fund investment commitments amounts to of U.S.$ 750 million and the Company portion is approximately U.S.$ 110 million. The Fund has a term of nine years, with two one-year optional term extensions. As of December 31, 2017, the Company’s outstanding investment commitment amounted to approximately U.S.$ 15 million (approximately NIS 51 million). As of the reporting date, approximately U.S.$ 63 million (NIS 240 million) were paid cumulatively to the Company resulting from projects realization by the Fund). Subsequent to the reporting date, the Fund paid the Group U.S.$ 22 million (approximately NIS 86 million).

The fair value of the investments is derived from the Fund’s Net Asset Value as presented in the Fund’s financial statements prepared according to IFRS, and amounts to NIS 265 million and NIS 288 million as of December 31, 2017 and 2016, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 11:-	INVESTMENT PROPERTY

a.	Movement

	December 31
	2017	2016
	NIS in millions
Balance as of January 1	56,550	71,404
Acquisitions and capital expenditures	1,913	4,348
Transfer from (to) investment property under development, net	(25)	775
Dispositions	(1,712)	(1,440)
Transfer to assets held for sale due to discontinued operation	-	(19,754)
Deconsolidation	(23,272)	-
Transfer to fixed assets	(20)	-
Valuation gains, net *)	560	2,189
Foreign exchange differences	(1,147)	(972)
Balance as of December 31	32,847	56,550

Composition:
Investment property	32,428	55,982
Assets classified as held for sale (Note 7)	419	568
	32,847	56,550

*)	In 2017, includes a net revaluation gain of NIS 500 million which was recognized in profit or loss as part of net income from discontinued operations, net. In 2016, includes a net revaluation gain of NIS 1,837 million which was recognized in profit or loss as part of net income from discontinued operations, net.

b.	Investment properties primarily consist of shopping centers and other retail sites, including properties under redevelopment and extension. Investment properties are stated at fair value, which has been determined based on valuations performed by external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued (97.8% as of December 31, 2017 and 98.0% during 2017 - in fair value terms) as well as by the Group companies managements. As of the reporting date fair value has been determined based on market conditions, with reference to recent observable real estate transactions involving properties in similar condition and location, as well as using valuations techniques such as the Direct Income Capitalization Method and the Discounted Cash Flow Method (“DCF”), in accordance with International Valuation Standards (IVS), as set out by the International Valuation Standards Committee (IVSC) or in accordance with the Royal Institution of Charted Surveyors (the “Red Book”), in addition to the local rules of valuation in the territories in which the Group operates.

The valuations of properties that were appraised by income method or discounted cash flows are based on the estimated future cash flows generated by the properties from current lease contracts, taking into account the inherent risk of the cash flow as well as by using estimations for potential rent contracts and renewal for rent contracts. In determining the property’s fair values the appraisers used discount rates based on the nature and designation of the property, its location and the quality of the occupying tenants.

The investment properties are measured at level 3 according to the fair value hierarchy. In 2017, there were no transfers of investment property from level 3 and to level 3.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 11:-	INVESTMENT PROPERTY (Cont.)

c.	Following are the average capitalization rates (Cap Rates) and the average monthly market rent per square meter implied in the valuations of the Group’s properties in its principal areas of operations:

	Northern Europe	Central and Eastern Europe *)	Israel	Brazil
Average cap rates	%
December 31, 2017	5.4	7.0	6.9	7.9
December 31, 2016	5.5	7.0	7.0	8.5

Monthly average market rent per square meters	EUR	EUR	NIS	BRL
December 31, 2017	26	13.0	136	92
December 31, 2016	26	13.0	133	66

*)	Market rent, as customary in these markets, excludes management fees.

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

Following is the sensitivity analysis of the fair value of investment properties (effect on pre-tax income (loss)) for the main parameters that were used in the investment properties valuations in its principal areas of operations:

	Northern Europe	Central and Eastern Europe	Israel	Brazil
December 31, 2017	NIS in millions
Increase of 25 basis points in capitalization rate	(752)	(363)	(88)	(34)
Decrease of 25 basis point in capitalization rate	825	392	95	28
Increase of 5% in net operating rental income (NOI)	849	506	127	123
Increase of 5% in average market rent	1,133	564	144	94

d.	Investment properties under leasehold

As of December 31, 2017 the Group has 6 properties with aggregate fair value of NIS 1.8 billion held under an operating ground lease (2016 - 11 properties valued at NIS 2.2 billion) and 21 properties with aggregate fair value of NIS 5.6 billion held under a finance ground lease (2016 - 21 properties valued at NIS 5.2 billion).

As for liabilities relating to lease agreements of investment property, refer to Note 22.

e.	As for charges, refer to Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 12:-	INVESTMENT PROPERTY UNDER DEVELOPMENT

a.	Movement and composition

	December 31
	2017	2016
	NIS in millions
Balance as of January 1	2,212	2,612
Acquisitions and development costs	356	454
Transfers from (to) investment property, net	25	(470)
Transfer to assets held for sale due to discontinued operation	-	(94)
Deconsolidation	(499)	-
Transfer to inventory	-	(15)
Dispositions	(92)	(121)
Valuation losses, net	(105)	(122)
Foreign exchange differences	10	(32)
Balance as of December 31	1,907	2,212

Composition:
Lands held for sale (note 7)	5	99
Land for future development	1,400	1,538
Investment property under development	502	575
	1,907	2,212

b.	The fair value of investment property under development that includes shopping centers and other retail sites is determined based on market conditions, using the Residual Method based upon DCF. The fair value is determined by the Group companies’ managements and the external independent appraisers with recognized professional expertise and vast experience as to the location and category of the property being valued. The estimated fair value is based on the expected future cash flows from the completed project using yields adjusted to reflect the relevant development risks, including construction risk and lease up risk, that are higher than the current yields of similar completed property. The remaining estimated costs for completion are deducted from the estimated value of the completed project, as above.

Lands for future development are measured at fair value, using among other the Comparative Method (52.8% in fair value terms). In the implementation of the Comparison Method, the external appraisers and Group companies’ managements rely on market prices of similar properties, applying necessary adjustments (for location, size, etc.), and in cases where comparison transactions are not available, using the Residual Method as above, based on market yields adjusted as applicable.

The investment property under development and lands are measured at level 3 according to the fair value hierarchy. In 2017 there were no transfers of investment property under development and lands from level 3 and to level 3.

As of December 31, 2017, the fair value of approximately 89.4% of the investment property under development and lands has been assessed by external appraisers (approximately 89.4% during 2017), and the remainder was performed internally using standard valuation techniques, inter alia, based on market inputs received from the external appraisers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 12:-	INVESTMENT PROPERTY UNDER DEVELOPMENT (Cont.)

c.	During 2017, the Group capitalized to property under development borrowing costs amounting to NIS 6 million (in 2016 - NIS 89 million). In 2016 direct incremental costs, including payroll expenses, amounting to NIS 20 million.

d.	Below is a sensitivity analysis of the fair value of investment property under development, excluding projects and land that are immaterial to the financial statements (impact on pre-tax income (loss)):

	Northern Europe	Central and Eastern Europe	Israel	Brazil
December 31, 2017
Increase of 5% in expected project cost	(36)	(41)	(3)	-
Increase of 5% in expected NOI	61	51	-	-
Increase of 25 basis points in capitalization rate	(56)	(28)	-	-
Decrease of 25 basis points in capitalization rate	62	35	-	-
Increase of 5% in the selling price per sq.m	-	20	12	-

*) Including properties under redevelopment.

e.	As of December 31, 2017, the group owns 6 land plots under leasehold (2016-9 land plots) with a total value of NIS 320 million (2016 - NIS 620 million).

f.	As for charges, refer to Note 28.

NOTE 13:-	FIXED ASSETS, NET

a.	Composition

	December 31
	2017	2016
	NIS in millions
Buildings	49	28
Software, computers and office equipment	50	66
Other (mainly leasehold improvements)	45	58
	144	152

b.	Regarding depreciation expenses recognized in profit or loss, refer to Note 31.

c.	As for charges, refer to Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 14:-	INTANGIBLE ASSETS, NET

Composition

	December 31
	2017	2016
	NIS in millions

Goodwill (1) (2)	637	735
Value attributed to assets managed and leased (3)	61	72
Other	-	8
	698	815

(1)	The carrying amount of goodwill by cash-generating units:

	CTY	FCR	Total
	NIS in millions
December 31, 2017	637	-	637
December 31, 2016	702	33	735

Movement in goodwill for the year ended December 31, 2017:

NIS in millions
Balance as of January 1	735
Realization of goodwill in respect of deconsolidation of FCR	(33)
Realization of goodwill in respect of sale of assets	(31)
Impairment of goodwill (2)	(13)
Foreign exchange differences	(21)
Balance as of December 31	637

(2)	Goodwill has been predominantly recognized due to the acquisition of assets by CTY in 2015. The goodwill was allocated to the cash generating units and for each, the recoverable amount was determined as of the reporting date.

In 2017, CTY recognized goodwill impairment in an amount of NIS 13 million, due to a reduction in a similar amount in the balance of deferred tax provision which is due to the decrease of tax rate in Norway, which explains part of the goodwill as referred to above.

(3)	Attributed to assets recognized as part of the business combination with Sektor in their fair value in respect of investment properties owned by third party that are managed by the Group as well as properties leased under finance lease by the Group.

NOTE 15:-	CREDIT FROM BANKS AND OTHERS

a.	Composition

		Weighted average interest rate
		December 31	December 31
		(*2017	2017	2016
	Denomination	%	NIS in millions
Credit from banks:	Unlinked NIS	2.6	67	114
	C$	-	-	45
		€0.3	1	27
	Norwegian Krone	0.8	2	14
Credit from other financial institutions:		€2.5	220	152
	Swedish Krona	1.1	148	423
	Norwegian Krone	1.2	147	-
Total short-term credit			585	775

*) Variable interest.

b.	As for charges, see Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 16:-	CURRENT MATURITIES OF NON-CURRENT LIABILITIES

Composition

		December 31
	Refer to	2017	2016
	Note	NIS in millions
Current maturities of debentures	19	1,265	2,047
Current maturities of debentures fully redeemed *)	19	-	321
Current maturities of convertible debentures	20	-	296
Current maturities of interest bearing non-current liabilities	21	50	379
		1,315	3,043

*)	On December 31, 2016 there was the date of final redemption of debentures (series B and F) of the Company. The debentures were fully redeemed in January 2017, since the redemption date fell on a non-business day, therefore the actual payment accrued on the first business date afterward.

NOTE 17:-	TRADE PAYABLES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Open accounts and accrued expenses	102	375
Checks payable	11	2
	113	377

b.	Trade payables do not bear interest. As for linkage basis of trade payables, see Note 35.

NOTE 18:-	OTHER ACCOUNTS PAYABLE

a.	Composition

	December 31
	2017	2016
	NIS in millions
Interest payable	286	519
Government institutions	32	72
Deferred income and deposits from tenants	149	229
Employees	68	99
Dividend payable to non-controlling interests	-	101
Payables for real estate transactions	-	334
Other provisions (including for legal proceedings)	177	235
Accrued expenses	203	205
Dividend payable to shareholders of the Company	68	-
Other payables	48	26
	1,031	1,820

b.	As for linkage basis of other accounts payable, see Note 35.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 19:-	DEBENTURES

a.	Composition

			Outstanding par	Nominal	Effective	Carrying amount
			value	Interest	interest	December 31
			amount	rate	rate	2017	2016
			NIS			NIS
	item	Denomination	in millions	%	%	in millions
The Company:
Debentures (series A)		U.S.$	-	6.50	6.18	-	35
Debentures (series C)		Israeli CPI	349	4.95	4.88	430	616
Debentures (series D)		Israeli CPI	2,069	5.10	5.02	2,437	2,431
Debentures (series E)		NIS **)	-	0.80	1.32	-	553
Debentures (series I)		Israeli CPI	458	5.30	5.58	533	557
Debentures (series J)	b5	Israeli CPI	683	6.50	5.76	775	794
Debentures (series K)	b2	Israeli CPI	2,653	5.35	4.35	2,845	2,860
Debentures (Series L)	b1	Israeli CPI	2,958	4.00	3.67	3,031	3,038
Total of the Company *)						10,051	10,884
Consolidated companies:
FCR debentures		C$	-	4.57	4.63	-	7,260
CTY debentures	c		€6,230	2.60	2.65	6,186	6,575
CTY debentures	c	Norwegian Krone	1,013	3.42	3.43	1,005	620
CTY debentures	c	Norwegian Krone **)	528	2.42	2.42	525	554
ATR debentures	d		€3,461	3.77	3.78	3,530	3,473
						21,297	29,366
Less - current maturities of debentures						1,265	2,047
						20,032	27,319

*)	As for cross-currency swap transactions entered in respect of part of the debentures, see Note 35c.
**)	Variable interest.

Maturity dates

	December 31, 2017
						Year 6
						and
	Year 1	Year 2	Year 3	Year 4	Year 5	thereafter	Total
Denomination	NIS in millions
NIS linked to Israeli CPI	1,265	1,489	1,158	975	711	4,453	10,051
	€-	-	3,474	-	3,356	2,886	9,716
Norwegian Krone	-	-	-	524	-	1,006	1,530
	1,265	1,489	4,632	1,499	4,067	8,345	21,297

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 19:-	DEBENTURES (Cont.)

b.	Additional information on the Company’s debentures

1.	The Company has outstanding debentures (series L), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (excluding non-controlling interests) of U.S.$ 650 million during every four consecutive quarters; Ratio of net financial debt to total assets of less than 80% during every four consecutive quarters; credit rating (Israeli scale) in the last of the said four quarters shall be not less than BBB- by S&P Maalot and Baa3 by Midroog: Absence of change of control; In addition, any event in which the Company will be required to immediately redeem its listed debenture in an amount no less of the greater of (i) NIS 200 million, and (ii) 10.0% of its shareholders’ equity (excluding non-controlling interests), would trigger immediate redemption. In addition, it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

2.	The Company has outstanding debentures (series K), in which the Company has agreed to comply with the following primary covenants: maintain minimum shareholders’ equity (net of non-controlling interests) of U.S.$ 500 million during four consecutive quarters; ratio of net interest-bearing debt to total assets not to exceed 80% during four consecutive quarters; credit rating of its debentures in the last of the four abovementioned quarters higher than S&P Maalot’s BBB- rating and Midroog’s Baa3 rating; and the absence of change in control. In addition, any event in which the Company will be required to immediately redeem its listed debentures in an amount of at least the greater of: (i) NIS 300 million and (ii) 12.5% of shareholder’s equity (net of non-controlling interests) would trigger immediate redemption. In addition it was determined that a downgrade will cause a rise in interest rate by up to 1% by the steps agreed. As of the reporting date, the Company is in compliance with the above covenants.

3.	During 2017, the Company repurchased debentures with a par value of NIS 65 million (Series A, C, E and I) through market trades for a consideration of NIS 77 million. The purchase had no material impact on the Company’s financial statements. The repurchased debentures were cancelled and delisted.

4.	On August 2, 2017 reaffirmed S&P Maalot the credit rating of all of the outstanding debentures of the Company at ‘ilAA-’, with a stable outlook.

On March 7, 2018, S&P Maalot updated the credit rating of the secured debentures (Series J) of the Company to ‘ilAA’, with a stable outlook.

On November 21, 2017 reaffirmed Midrug the credit rating of all of the outstanding debentures of the Company at ‘Aa3.il’, with stable outlook.

5.	For a charge recorded to secure repayment of debentures (series J), see Note 28(1).

c.	CTY debentures

1.	In September 2017, CTY issued to the public EUR 107 million par value (NIS 451 million) of unsecured debentures, which bear annual interest at a rate of 2.75% and are due for repayment on September 22, 2025.

2.	Within the framework of the debenture offering, CTY committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 65% and 25%, respectively. In addition, change of control as defined in the debentures agreement will entitle the holders the right of early redemption of the debentures. As of the reporting date, CTY is in compliance with these covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 19:-	DEBENTURES (Cont.)

d.	ATR debentures

1.	Within the framework of the debenture offering, ATR committed to maintain a ratio of total debt to total value of assets and a ratio of secured debt to total value of assets that will not exceed 60% and 40%, respectively. In addition, Minimum consolidated debt coverage ratio (adjusted EBITDA to interest expenses) of no less than 1.5 and a ratio of consolidated unencumbered assets to consolidated unsecured debt of no less than 150%. As of the reporting date, ATR is in compliance with these covenants.

NOTE 20:-	CONVERTIBLE DEBENTURES

Composition

		Outstanding
		par	Nominal	Effective	Carrying amount
		value	Interest	interest	December 31
		amount	rate	rate	2017	2016
		NIS			NIS
	Denomination	in millions	%	%	in millions
FCR (series E,F,I,J) **)	C$	606	4.96	*) 6.12	-	592
Less - current maturities					-	296
					-	296

*) Weighted average interest rate.

**) For details regarding the deconsolidation of FCR, refer to note 8E.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS

a.	Composition

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Banks	358	106	352	1,700	974	-	420	3,910
Other financial institutions	164	-	-	601	-	-	-	765
Total	522	106	352	2,301	974	-	420	4,675
Current maturities	11	2	-	32	5	-	-	50
Net of current maturities	511	104	352	2,269	969	-	420	4,625
December 31, 2016
Total	531	299	3,162	3,106	1,019	2	443	8,562
Net of current maturities	520	297	2,828	3,082	1,013	-	443	8,183

The composition of classification of loans by fixed or variable interest rate:

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Fixed interest rate	522	-	-	601	-	-	-	1,123
Weighted average effective interest rate (%)	2.5	-	-	5.8	-	-	-
Variable interest rate	-	106	352	1,700	974	-	420	3,552
Weighted average effective interest rate (%)	-	2.9	3.2	3.6	2.3	-	2.2

b.	Maturity dates

	In NIS	In NIS
	linked	non				Swedish	Norwegian
	to CPI	linked	In C$	In US$	In €	Krona	Krone	Total
	NIS in millions
December 31, 2017
Year 1 - current maturities	11	2	-	32	5	-	-	50
Year 2	354	16	-	1,229	420	-	-	2,019
Year 3	4	2	135	280	7	-	-	428
Year 4	1	2	217	255	8	-	-	483
Year 5	51	84	-	159	8	-	420	722
Year 6 and thereafter	101	-	-	346	526	-	-	973
	511	104	352	2,269	969	-	420	4,625
	522	106	352	2,301	974	-	420	4,675

c.	As for charges, refer to Note 28.

d.	Contracted restricted and financial covenants

Certain loans and credit facilities which the Company and its subsidiaries obtained in the ordinary course of business, include customary financial and other covenants that a breach in the covenant will cause immediate redemption, among which are the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

1.	The Company

a)	Ratio of actual drawn credit to market value of securities (marketable securities of public Company’s) in the maximum range of 50% to 80% as was determined in the credit agreements.

b)	Minimum shareholders’ equity (excluding non-controlling interests) of NIS 3.75 billion for the Company.

c)	Ratio of net interest bearing liabilities to value of total assets, based on consolidated financial statements, shall not exceed 75%.

d)	Ratio of net interest bearing liabilities to value of total assets, based on expanded solo financial statements (the Company and other fully owned private entities) of the Company, shall not exceed 77.5%, based on the equity method accounting.

e)	Equity attributable to equity holders of ATR shall not be less than € 1.5 billion.

f)	Liabilities bearing net interest of ATR to total consolidated balance sheet of ATR shall not be higher than 45%.

g)	Ratio of actual debt to value of securities (pledged CTY shares which fair value is the average of its market value and net asset value) shall not exceed 70%.

h)	The Company’s average quarterly EPRA Earnings, calculated according to the European Public Real Estate Association, over any two consecutive quarters, shall not be less than NIS 60 million.

i)	The ratio of total equity (including equity loans, but excluding minority interests, derivatives at fair value and the tax effect with respect thereto) to the total assets of CTY shall not be less than 30%.

j)	The ratio of shares pledged to the bank shall not be less than 15% of the issued and paid up share capital of CTY and also that, in the event of a financial institution (which is not a financial manager of others or for others) holding CTY shares for itself at a rate in excess of 15%, the Company shall pledge additional CTY shares to the bank so that the pledged shares as a percentage of the total issued and paid up capital of CTY shall be at least 5% higher than the percentage held by the aforementioned financial institution in the issued and paid up capital of CTY, but not more than 30.1% of the issued and paid up capital of CTY.

k)	The ratio of CTY shares held directly and indirectly by the Company shall not be less than 30% of the share capital of CTY.

l)	Ratio of CTY’s EBITDA (with certain adjustments) to CTY’s net financial expenses shall not be less than 1.6.

m)	The ratio of FCR shares held directly and indirectly by the Company shall not be less than 20% of the share capital of FCR.

n)	Ratio of FCR’s net financial debt according to the portion of FCR shares pledged to the bank, with the addition of the leverage that is reflected by the amount of utilized bank credit out of the total credit facility, to FCR’s EBITDA shall not exceed 14.2 and shall not exceed 13.5 over any three consecutive quarters.

o)	Ratio of quarterly dividend from FCR shares secured to a credit facility, to the actual quarterly interest payments on the credit facility over any three consecutive quarters shall not be less than 1.5 (or 1.75, if shareholders equity lower than NIS 5.5 billion or the ratio of the consolidated net financial debt exceeds 62.5%).

p)	Ratio of FCR’s EBITDA to FCR’s finance expenses shall not be less than 1.55 or 1.75 over three consecutive quarters.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 21:-	INTEREST-BEARING LOANS FROM BANKS AND OTHERS (Cont.)

q)	Ratio of FCR’s proportional of net financial debt, with the addition of the utilized credit out of the total credit facility, to the proportion of calculated FCR’s real estate value (by the ratio of FCR’s shares that are pledged) shall not exceed 82% and shall not exceed 80% over any three consecutive quarters.

r)	Ratio of quarterly dividend from FCR shares secured to a credit facility shall not be less than CAD 0.8 per share.

s)	Ratio of FCR’s net debt to net assets shall not exceed 65%.

t)	Ratio of debt service (EBITDA to principal and interest payments) shall not be less than 1.5.

2.	CTY

a)	Ratio of shareholders’ equity (plus debt components with equity characteristics) to total assets shall not be less than 32.5%.

b)	Minimum debt coverage ratio (EBITDA to net interest expense) of 1.8.

3.	ATR

Financial ratios such as debt to value of total assets and debt coverage ratios.

4.	Gazit Development

Shareholders’ equity shall not be less than NIS 425 million and the shareholders’ equity including owners loans shall not be less than 25% of total assets; debt coverage ratios and debt to value of collateral; financial debt to NOI; negative pledge on some properties.

5.	The Company’s investees have other customary financial covenants, such as debt coverage ratios for principal and/or interest, leverage ratios and ratio of NOI to debt among others.

Furthermore, in certain loan documents of the Company and its investees, there are customary provisions for immediate loan repayment, including: change of control in a company or in companies whose securities are pledged to secure credit, restructuring, certain material legal proceedings (including dissolution and liquidation of assets, as well as court judgments), discontinued operations, suspension of trading of securities pledged to secure credit or of securities of the Company cross default under certain conditions, holding minimum interest in investees by the Company, minimum value of unsecured assets, service of certain officers etc.

As of December 31, 2017, the Company and its subsidiaries are in compliance with all the aforementioned covenants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 22:-	OTHER LIABILITIES

a.	Composition

	December 31
	2017	2016
	NIS in millions
Tenants’ security deposits (1)	60	61
Leasing liabilities for investment properties	184	185
Deferred purchase price of investment property	-	5
Other liabilities	15	32
	259	283

(1)	Tenants’ security deposits are received to secure the fulfillment of the terms of the lease agreements. Deposits are refunded to the tenants at the end of the rental period, primarily linked to the Euro.

b.	As for the linkage basis of other financial liabilities, refer to Note 35.

NOTE 23:-	EMPLOYEE BENEFIT LIABILITIES AND ASSETS

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

b.	The liabilities of the Group in other countries in which its operates are normally financed by contributions to pension funds, social security, medical insurance and others and by payments which the employee bears (such as for disability insurance) as required by domestic law and therefore essentially defined as contribution plans. Additional payments for sick leave, severance termination benefits and others are at Group companies’ discretion, unless otherwise provided for in a specific employment contract.

c.	Provision for severance benefits recognized in the financial statements on the date the decision was made concerning the dismissal, in countries where the Group has a legal or constructive obligation for their payment.

d.	The amounts accrued in pension funds, officers’ insurance policies, other insurance policies and in provident funds are on behalf of the employees and the related liabilities are not reflected in the statement of financial position as the funds are not controlled and managed by the Company or its subsidiaries.

All of the Group’s post-employment benefit plans do not have a material effect on the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME

a.	Tax laws applicable to the Group in Israel

1.	Capital gains/losses

The capital gain tax rate applicable to Israeli resident companies is the corporate tax rate, see section 4 below.

2.	Taxation of dividend income

Pursuant to paragraph 126(b) to the Income Tax Ordinance (the “Ordinance”), income from distribution of profits or from dividends originating from income accrued or derived in Israel which was received, directly or indirectly, from another entity subject to the corporate tax in Israel is not included in the computation of the Company’s taxable income.

Dividends that the Company receives from a foreign entity are taxed in Israel at the corporate tax, as mentioned in section 4 below, and credit is given for the tax withheld on the dividends overseas (direct credit). Excess direct credit may be carried forward to future years over a period of not more than five years.

Nonetheless, at the Company’s request and subject to certain conditions, the Company may elect to implement an alternative under which the corporate tax rate will be imposed, as mentioned in section 4 below, on the gross income from which the dividend was distributed (the dividend distributed plus the tax withheld and the corporate tax paid on the income in the foreign countries) and a credit will be given for the foreign tax paid on the income from which the dividend was distributed in the foreign company (indirect credit) and the tax withheld in the foreign country. It should be noted that indirect credit is eligible down to two tiers only and is subject to certain conditions. Excess indirect credit cannot be carried forward to future years.

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

The following are Israeli corporate tax rates for 2015-2017:

2015- 26.5%

2016- 25%

2017- 24%

In December 2016, the Economic Efficiency Law (Legislation Amendments for the Implementation of the Economic Policy for Budget Years 2017 and 2018), 2016 was approved. The law provides, inter alia, for the reduction of the corporate tax rate from 25% to 24%, with effect from January 1, 2017 and to 23% commencing on January 1, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

b.	Taxation in the U.S.

As of 2017, the remaining U.S. resident Group companies are subject to corporate tax at the normal rates in the U.S. (Federal tax at a rate of up to 35% and State and City taxes). Upon distribution of dividends from the U.S. to the company, 12.5% reduced withholding tax rate applies in accordance with the tax treaty between Israel and the U.S., provided that the company holds at least 10% of the distributing company.

Additionally, on December 22, 2017, a comprehensive tax reform was approved in the United States, which, inter alia, reduces the U.S. corporate tax rate to 21%, with effect from January 1, 2018.

The Company has remeasured deferred tax assets and liabilities in the United States to reflect the change in legislation. The resulting tax benefit is estimated at NIS 426 million.

c.	Taxation in Canada

The taxable income of the Group companies is subject to the effective corporate tax (Federal and Provincial) which ranges between 25% and 31%. A Canadian resident company that realizes a capital gain is taxed in Canada only on half of the capital gain. Subject to certain conditions, a Canadian resident company that receives dividends may not be taxable in Canada or the dividends may have no effect on the taxable income of a Canadian resident company that receives the dividend. According to FAPI (Foreign Accrual Property Income) rules, a Canadian resident company may be liable to tax in Canada on undistributed passive income of a foreign company and receive a relief for foreign tax imposed on this income. Generally, distribution of dividends from a Canadian resident company to a foreign resident is subject to withholding tax of 25%. Reduced tax rates may be valid based on the relevant tax treaty (if applicable). According to the tax treaty between Israel and Canada, payments of dividends and interest are subject to a reduced withholding tax rate of 15%. On January 1, 2017, a new treaty came into effect that reduces the aforesaid rates of withholding of tax at source (hereafter - “the New Treaty”)., Pursuant to the New Treaty, the rate of tax to be withheld at source on dividend distribution was reduced to 5% for recipient companies with holdings in excess of 25%, and the rate of tax to be withheld at source on interest was reduced to 10% (or 5% for interest payable to financial institutions).

d.	Taxation in Finland

The corporate tax rate in Finland in 2017 is 20%. The dividend withholding tax rate upon distribution from Finland to Israel is 5% pursuant to the tax treaty between Israel and Finland (only if the share of holding is higher than 10%, otherwise the withholding tax rate is 15%). Due to the change of legislation in Finland, starting from January 1, 2014 the withholding tax will apply also on return of capital. The Company received a pre-ruling from the Tax Authority in Finland that entitles the Company to demand a refund from the aforesaid Tax Authority for tax deducted in Finland that cannot be claimed in Israel.

e.	Taxation in Norway

Operations in Norway are carried out through a Norwegian company that is owned by CTY. The corporate tax rate in Norway in 2016 is 25% starting 2017 the corporate tax reduced to 24%. Usually, under domestic law, the tax rate on a dividend distribution from Norway is 25%. A lower tax rate might be possible under various tax treaties. In the case of a dividend distribution to member states of the EEA, the rate is 0% (except in specific instances).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

f.	Taxation in Sweden

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

A Dutch company is subject to a 25% corporate tax in the Netherlands (20% corporate tax applies on income up to the amount of EUR 200 thousands-starting January 1, 2018 applies on income up to the amount of EUR 250 thousands). Under certain conditions, income of the Dutch company from its holdings in Germany would be tax exempt in the Netherlands. According to the tax treaty between Israel and Netherlands, in 2017, distribution of dividends to an Israeli resident company by a Dutch resident company will be subject to withholding tax of 5% in the Netherlands (only if the share of holding is higher than 25%, otherwise the withholding tax rate is 15%). Additionally, following a change in legislation in Netherlands, starting January 1, 2018, the rate of tax to be withheld at a source on dividend distribution reduce to 0%, under certain conditions.

h.	Taxation in Germany

Generally, the corporate tax rate (including the solidarity tax) in Germany is 15.825% (assuming that the company is not subject to trade tax). Distribution of profits from a German resident partnership to the Dutch resident company partners is not liable to tax in Germany according to domestic law. Payment of interest to a foreign resident from Germany is exempt from withholding tax in Germany according to the domestic law except certain circumstances. Capital gains on disposition of holdings in Germany may be liable to tax in Germany, however, 95% of the gain may be tax exempt in Germany if the conditions of the German participation exemption apply.

i.	Taxation in Jersey Island

The corporate tax rate on the Island of Jersey is 0% (except in relation to specific fields of activity which are subject to tax at a rate of 10% or 20%). The rate of tax to be withheld at a source on dividend distribution from Jersey to Israel is usually 0% and capital gains are not taxed in Jersey.

Operations in Jersey are carried out through Jersey companies that are owned by ATR. The corporate tax rate in ATR’s principal regions of operation is 19% in Poland and the Czech Republic and 21% in Slovakia, while in Russia (federal and regional) the effective corporate tax rate ranges from 15.5% to 20%.

j.	Taxation in Poland

The corporate tax rate in Poland is 19% and, under domestic law, the tax rate on a dividend distribution from Poland is also 19%. A lower tax rate might be possible under various tax treaties. Operations in Poland are carried out through Polish companies owned by ATR. During 2015, the Group finalized the implementation of a new holding structure of several of the Polish properties under as a Polish investment fund. Under the new structure, profits from these properties will be taxed at the fund level. The Polish investment fund is exempt from corporate tax in Poland, including on capital gains. A distribution of earnings from the fund is not subject to tax withholdings. Until the end of 2016, the Polish investment fund was exempt from corporate tax in Poland, including capital gains. Following a legislation change in Poland, effective from January 1, 2017, restrictions have been placed on the tax exemptions that apply to investment funds of this type.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

Additionally, in December 2017, a legislation amendment was published in Poland that includes, inter alia, provisions concerning the offsetting of losses as well as thin capitalization rules that restrict the deduction of financing expenses in Poland.

Furthermore, commencing on January 1, 2018, minimum alternative tax will be imposed on commercial properties at the rate of 0.42% of the cost of the property for tax purposes. This tax will only apply to properties with a value in excess of PLN 10 million, and us allowed as a deduction for tax purposes.

Also, after reporting date, several indirect subsidiaries in Poland were issued transfer pricing assessments.

k.	Taxation in Brazil

The effective tax rate on companies in Brazil (having a turnover in excess of BRL 240 thousand) is 34%. The tax rate on a dividend distribution from a Brazil-resident company, under domestic law, is 0%, except in specific instances. Operations in Brazil are carried out mainly through real estate funds. The real estate funds are exempt from tax on their income, if certain conditions are fulfilled. A distribution of earnings from the funds to foreigners and locals is subject to tax withholdings at the rate of 15% and 20%, respectively.

l.	Finalized tax assessments

The Company has finalized its tax assessments through 2014. The Company’s wholly owned subsidiaries in Israel have finalized their tax assessments through 2014 (and some of them through 2015).

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

On June 26, 2014, the aforementioned subsidiaries were issued with assessments under Section 145(A)(2)(b) of the Ordinance in relation to the 2011 and 2012 tax years regarding the same argument. On June 28, 2015, tax orders were issued in relation to the 2011-2012 tax years And on July 19, 2015, the indirectly-owned subsidiaries were issued with a best judgment assessments in relation to the 2013 tax year. The indirect subsidiaries appealed the orders for the years 2007-2010 to the Tel Aviv District Court and a notice of appeal was filed with respect to the years 2011-2012. The order for 2013 was contested.

On August 29, 2017, the Tel Aviv District Court issued a ruling for tax years 2007-2010, which rejects the appeal and determines that the indirect subsidiaries are not deemed as house-property companies in accordance with Section 64 of the Ordinance.

In January 2018, an assessment agreement was signed between the Assessment Officer and the indirect subsidiary for the years 2007-2015, in settlement of all disputes in the file.

Additionally, during December 2015, an indirectly-owned subsidiary was issued with a best judgment assessment in regard to various issues, including in relation to the allow ability of finance expenses and additional issues, this being in relation to the 2011 tax year. The nominal tax being demanded by this assessment is NIS 4.8 million. The indirectly-owned subsidiary has lodged an objection against this assessment. On February 22, 2017 a final tax assessment for the years 2011-2014 was signed regulating all the disputes expects the claim regarding House Property Companies, which, as aforesaid, was settled as part of the assessment agreement signed in January, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

n.	Merger of subsidiaries in Israel

On January 7, 2018, an Israeli subsidiary was granted an approval from the Israeli Tax Authority for merger into an indirect subsidiary (the “Absorbing Company”), together with two indirect subsidiaries of the Company. The merger was scheduled for December 31, 2016.

o.	Carry-forward losses for tax purposes as of December 31, 2017

The Company and its wholly-owned Israeli resident subsidiaries have carry-forward losses for tax purposes. With respect to the tax benefit associated with such losses, the Group has recognized deferred tax assets amounting to NIS 207 million as of the reporting date (2016 - NIS 175 million), which have been offset against the deferred tax liability of the Company.

The Company’s Canadian resident subsidiaries have carry-forward losses for tax purposes amounting to NIS 35 million, of which a recognized deferred tax asset represents approximately NIS 3 million. The carry-forward losses may be utilized over a 16-year period, which expires between 2032-2033.

The Company’s partially-owned Finnish resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 430 million (2016 - NIS 645 million), for which deferred tax assets have been recognized at an amount of NIS 73 million.

The Company’s partially-owned Jersey Island resident subsidiary and its subsidiaries have carry-forward losses for tax purposes amounting to NIS 1.9 billion (2015-NIS 1.9 billion), for which deferred tax assets have been recognized at an amount of NIS 20 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

p.	Deferred taxes, net:

The composition and movement in deferred taxes are as follows:

	Investment
	properties
	and
	depreciable	Carry-
	fixed	forward
	assets	losses	Others	Total
	NIS in millions
Balance as of January 1, 2015	(3,840)	286	14	(3,540)
Initially consolidated subsidiaries	(1,866)	165	117	(1,584)
Amounts carried to foreign currency translation reserve	448	(24)	20	444
Amounts carried to other comprehensive Income	-	-	11	11
Amounts carried to other capital reserves	128	(3)	-	125
Amounts carried to income statement	193	(35)	(215)	(57)
Reclassification due to assets held for sale	45	-	-	45
Balance as of December 31, 2015	(4,892)	389	(53)	(4,556)
Discontinued operation	-	(39)	6	(33)
Amounts carried to foreign currency translation reserve	55	(3)	(1)	51
Amounts carried to other comprehensive loss	-	-	(2)	(2)
Amounts carried to other capital reserves	65	(1)	-	64
Amounts carried to income statement *)	(580)	178	(125)	(527)
Reclassification due to assets held for sale	1,209	-	-	1,209
Balance as of December 31, 2016	(4,143)	524	(175)	(3,794)
Deconsolidation of previously consolidated subsidiary	1,721	(81)	(1,295)	345
Amounts carried to foreign currency translation reserve	246	(13)	1	234
Amounts carried to other comprehensive income	-	-	(10)	(10)
Amounts carried to income statement	(37)	(217)	766	512
Classification to institutions	-	85	-	85
Reclassification due to assets held for sale	9	-	-	9
Balance as of December 31, 2017	(2,204)	298	(713)	(2,619)

*) An expense in the amount of NIS 149 million was recognized in discontinued operation.

The deferred taxes are calculated at tax rates ranging between 6.8% and 24% (the tax rates applicable include federal and state tax).

The utilization of deferred tax assets is dependent on the existence of sufficient taxable income at the losses amount in the following years.

Deferred taxes are presented as follows

	December 31
	2017	2016
	NIS in millions
Within non-current assets	20	15
Within non-current liabilities	(2,639)	(3,809)
	(2,619)	(3,794)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 24:-	TAXES ON INCOME (Cont.)

q.	Taxes on income (tax benefit) included in the income statements

	Year ended December 31
	2017	2016	2015
	NIS in millions
Current taxes **)	147	32	77
Taxes in respect of prior years ***)	38	20	100
Deferred taxes ****)	(512)	101	(430)
	(327)	153	(253)

*)	Reclassified, refer to Note 2dd.
**)	Current income taxes include capital gain tax, withholding tax from interest and dividends paid by foreign subsidiaries to the Company, current tax expenses of subsidiaries of the Group companies operation, as well as current tax income recorded against current tax recognized in other comprehensive income, see Note 26e.
***)	In 2015 includes deferred taxes in respect of prior years in amount of NIS 75 million.
****)	As a result of the reduced tax rate, subsidiaries of the Company recognized tax income of NIS 421 million.

r.	Taxes on income relates to other comprehensive income and to other equity items

With respect to income tax relates to other comprehensive income and other equity line items, see Notes 24p and 26e.

s.	Below is the reconciliation between the statutory tax rate and the effective tax rate:

	Year ended December 31
	2017	2016 *)	2015 *)
	NIS in millions
Income before taxes on income	1,203	817	112
Statutory tax rate	24.0%	25.0%	26.5%
Tax calculated using statutory tax rate	289	204	30
Increase (decrease) in taxes resulting from permanent differences - the tax effect:
Tax exempt income, income subject to special tax rates and nondeductible expenses *)	(142)	(102)	58
Change in taxes resulting from carry-forward tax losses and other temporary differences for which no deferred taxes were provided, net	122	170	77
Tax effect in respect of new holding structure in Poland (Note 25j above)	-	-	(428)
Taxes with respect to prior years	30	20	105
Deferred taxes due to changes in tax rates	(442)	(44)	(53)
Taxes with respect to Company’s share in earnings of equity- accounted investees, net	(129)	(26)	(31)
Difference in tax rate applicable to income of foreign companies and other differences	(55)	(69)	(11)
Taxes on income	(327)	153	(253)
Effective tax rate	0.0%	18.8%	0.0%

*)	Reclassified, refer to Note 2dd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Engagements

1.	ATRs’ agreement

An agreement signed between the Company and ATR in 2008 (as amended in January 2015) provides for its rights in ATR, as reflected in the Articles of Association of ATR, including the right to appoint up to four members of ATR’s Board of Directors, the right to determine the identity of the Chairman of ATR’s Board of Directors and the right to appoint the majority of the members of the Nominations Committee of ATR’s Board of Directors. Additionally, ATR granted the Company rights of veto in connection with the making of material decisions at ATR, including the appointment of ATR’s CEO. The aforesaid rights are subject to the holding of a minimum number of ATR shares by the Company.

2.	Shareholder’s agreement in connection with CTY

In 2014, the Company has entered into an agreement with CPP Investment Board European Holdings s.ar.l (“CPPIBEH”), under which the Company undertook to support the appointment of up to two directors for the board of directors of CTY that will be recommended by CPPIBEH and CPPIBEH undertook to support the appointment of up to three directors for the board of directors of CTY that will be recommended by the Company. In addition, the Company shall grant CPPIBEH a tag-along right for a sale of CTY shares to the extent higher than 5% of CTY’s shares during a 12-month period under certain conditions. The agreement will terminate at the earlier of: (1) 10 years from the signature date, (2) the holding by CPPIBEH of less than 10% of CTY’s shares, or (3) the holding by the Company of less than 20% of CTY’s shares.

3.	Governance agreement with REG

The Company entered into a governance agreement with REG, pursuant to which the number of directors in REG will be increased by three, from nine to twelve: two independent directors on behalf of EQY (the reappointment of whom at the following general meeting of REG is not certain or assured) and one director on behalf of the Company, as described below. The first director appointed on behalf of the Company was Mr. Chaim Katzman, who had served as Non-Executive Vice Chairman of and a Director in REG until February 2018. REG has undertaken to pursue the appointment of a director on behalf of the Company as long as the Company holds at least 7% of the share capital in REG as recorded on the date of the merger transaction, provided that the identity of a director that the Company may request to appoint in place of Mr. Katzman is reasonably approved by the Board of Directors of REG. To the date of the report, the Company has not exercised its right to appoint another director in lieu of Mr. Katzman.

The governance agreement also provides for a standstill period, during which the Company may not carry out the main following actions: (1) acquisition of shares in REG resulting in the holding by the Company of more than 18% of the share capital in REG; (2) engagement in a voting agreement relating to the shares, a merger agreement or a change of control in REG, unless such transaction has been approved by the Board of Directors of REG; (3) convening a meeting of the equity holders in REG; (4) appointing additional representatives on its behalf to the Board of Directors of REG; and (5) altering or influencing the management, Board of Directors, organizational structure and policy of REG (including the dividend distribution policy). Additionally, for the duration of the standstill period, the Company undertakes to vote at the general meetings of REG in favor of the appointment of all directors nominated by the Board of Directors of REG and against any proposal to dismiss a director or to change the size of the Board of Directors. The standstill period commenced on the date of completion of the merger transaction and end on the later of: (1) two years from the date of completion of the merger transaction; (2) six months from the date on which the Company’s holding in REG falls below 7% of the share capital as recorded upon completion of the transaction; (3) six monthsfrom the date on which the Board of Directors of REG no longer includes a director appointed on behalf of the Company.

The Company was also granted certain information privileges, primarily as required for its reports and for registration rights in relation to its holding in REG shares.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

4.	Until October 2016 the Group was a party to a lease agreement for an aircraft for business use by the Group’s executives which ended following the acquisition of the aircraft by the Company. The lease was classified as an operating lease according to IAS 17. The annual lease payment was approximately U.S. $ 2.5 million. In addition, the Group entered into an agreement with a third party which will provide operating services and maintenance for the aircraft in consideration for fixed annual service fees of approximately one million U.S. dollar plus variable expenses based on the extent of use of the aircraft.

In 2016, following its approval by the Audit Committee, the Company’s Board of Directors approved a procedure dealing with the mixed use of the Company aircraft, pursuant to which passengers who are not involved in the Group’s business, including relatives of the Company’s controlling shareholder, are permitted to travel on flights made for the Company’s business purposes. The procedure also prescribes a mechanism for paying the Company for such usage (other than the wife of the President of the Company accompanying him on business trips).

5.	The Group’s companies have entered into operating lease agreements with tenants occupying their properties. The following details the minimum lease fee receivable in respect to the lease agreements:

December 31
2017
NIS in millions
Year 1	1,137
Year 2 to 5	3,262
Year 6 and thereafter	777
Total	5,176

6.	As for engagements with related parties, refer to Note 36.

b.	Guarantees

1.	As of December 31, 2017, the Company’s subsidiaries are guarantors for loans from various entities in respect of investment properties under development, which they own together with partners and for bank guarantees, which were provided in the ordinary course of business, in the aggregate amount of approximately NIS 179 million (December 31, 2016 - approximately NIS 1,056 million).

2.	The Company guarantees an unlimited amount to banks to secure credit received by wholly-owned subsidiaries of the Company. Total guarantees as of December 31, 2017 and 2016 (principal) amounted to NIS 1,376 million and NIS 1,417 million, respectively. Total utilized credit facilities as of December 31, 2017 and 2016 amounted to NIS 433 million and NIS 865 million, respectively. Wholly-owned subsidiaries of the Company guarantee loans and credit facilities obtained by the Company from banks and others, in an unlimited amount. In addition the company had pledged subsidiary’s shares to secure credit facilities of wholly-owned subsidiaries.

3.	As for collaterals granted to secure guarantees, refer to Note 28.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	Contingent liabilities for the completion of the construction and redevelopment of properties and others

1.	The Company’s subsidiaries have off-balance sheet commitments for the completion of the construction and redevelopment of investment properties which, as of December 31, 2017, totaled approximately NIS 1,602 million (December 31, 2016 - NIS 1,388 million).

2.	As of the reporting date, CTY has a contingent liability to refund input VAT received of approximately NIS 444 million (December 31, 2016 - NIS 534 million), should the property, subject to the input VAT, be sold to a VAT-exempt entity within the next 10 years.

d.	Legal claims

1.	Several legal proceedings are pending against the Company’s subsidiaries in the ordinary course of their business including in respect of personal injury and property damage that occurred in their shopping centers and in other properties. The Company estimates that the claimed amounts are immaterial (on a stand-alone basis or on a cumulative basis) to the Company’s results.

2.	ATR is involved in several proceedings and regulatory investigations in Austria, this in connection with transactions in securities and related matters during the years 2006-2007. It should be noted that, in 2012, at the conclusion of an investigation, the authorities in Jersey found no violation of the Austrian Companies Law and no findings, and consequently determined that no tort arose from the aforesaid events.

In addition, ATR is involved in several proceedings that have been filed by a number of investors that had invested in the aforesaid securities in the relevant years, alleging losses due to the volatility of the securities and other related contentions. As of March 19, 2018, a total of 254 proceedings are pending against Atrium, in an aggregate volume of EUR 12.4 million.

In January 2016, ATR announced that a declaratory ruling was issued in a claim that had been filed in the Netherlands by a Dutch fund for causes similar to those of the circumstances in Austria, as mentioned above, including an arrangement for the establishment of a compensation fund in connection with the proceedings in Austria and the joining of the criminal proceedings (as described below) by individuals. This arrangement was extended from time to time and finally expired in October 2016. The total amount approved for payment under the arrangement in relation to the proceedings that had been issued by 1,590 individuals was EUR 11 million (ATR’s share - 50%).

Additionally, 90 proceedings for which the total amounts payable aggregate EUR 1 million (ATR’s share in said amount is 50%) are in various stages of arrangement.

For the purpose of resolving all of the proceedings relating to the aforementioned circumstances, ATR continued to consider additional potential alternative solutions.

In March 2017, the Board of Directors of approved the entering by ATR into an agreement with two entities, pursuant to which investors that are customers of said entities and that have filed petitions for the initiation of criminal proceedings (as described above) relating to the aforesaid securities may reach an arrangement in connection with their claims. To the extent that all of the aforesaid investors opt to participate in the arrangement, ATR would pay an aggregate amount of EUR 44 million under this arrangement, of which ATR paid approximately EUR 13.7 million as at December 31, 2017.

The rate of participation of such investors in the arrangement and the actual amounts payable will be determined at a later date. In the event that some investors choose to continue with the criminal proceedings, ATR will continue to defend itself against such proceedings and will reject all claims raised against it. Based on ATR management’s estimates, the total provision in the financial statements of ATR in respect of amounts that it has undertaken to pay under the aforesaid arrangements is EUR 35.5 million.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 25:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

3.	In July and August 2014, a number of lawsuits were filed with the Economic Affairs Division of the Tel Aviv District Court to certify lawsuits as class actions, against U.Dori Construction Ltd. (“Dori Construction”), U.Dori Ltd. (“Dori Group” presently – Amos Luzon Development and Energy Group Ltd.), their directors and officers and their auditors, as well as against Gazit Development and the Company. The motions deal with damage allegedly caused to the public that have invested in Dori Construction and/or Dori Group, as the case may be, as a result of the publication of allegedly erroneous information in the reporting of Dori Construction, including in its financial statements, and as a result of failing to report, at the appointed time, material adverse information concerning the financial results and the financial position of Dori Construction, and consequently, concerning the financial results of Dori Group.

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

The aforesaid motions have been unified into a single proceeding (apart from three motions that have been dismissed). The Company and the other respondents have submitted their responses to the amended motion, subsequent to which the petitioners filed their replies and also added and lodged a motion for disclosure of documents in which the disclosure was sought of documents not belonging to the Company or Gazit Development. In December 2015, a preliminary hearing was held on the amended motion, within the framework of which the parties agreed to transfer the proceeding to mediation. The parties further agreed that, at this stage, the hearing on the motion for disclosure of documents would be deferred. In August 2016, the petitioners notified the Court of the failure of the mediation proceeding. Within this framework, the petitioners requested to resume the hearing of the motion for the disclosure of documents and to provide for further deliberation in the proceeding. Following several deliberations and petitions for the disclosure of the documents, on December 13, 2017, the Court determined that the petitioners will be allowed to peruse certain documents that are in the hands of the Securities Authority, subject to the signing of an NDA.

At this preliminary stage of the proceeding, the chances of the lawsuit cannot be assessed. Moreover, two motions for a derivative action were filed in 2014 (unified under a single proceeding) against Dori Construction and Dori Group and their directors and officers in connection with dividend distributions made by Dori Construction to its shareholders in the years 2010-2014, in an amount of NIS 36 million, as well as alleged damages to Dori Construction as a result of said distributions. As a result of the motion, Dori Group refunded dividend amounts of NIS 12 million to Dori Group. As from the date of sale by the Company of the shares in Dori Group, the Company is not informed of the status of said proceedings.

4.	Gazit Germany is involved in a litigation with the landlord of a property under leasehold in Germany with fair value as of the reporting date of EUR 62.5 million (the “Property”). In August 2015, the landlord of the property demanded to exercise a contractual reversion right which would allow him to acquire the Property at 2/3 of the average of two external appraisals conducted by the parties. Gazit Germany has filed to have the reversion right dismissed by a court and the landlord has counter-filed to have a court enforce the reversion right. At this early stage it is not possible to assess the chances of the aforementioned litigation to succeed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 26:-	EQUITY

a.	Composition

	December 31, 2017		December 31, 2016		January 1, 2016
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 1 par value each	500,000,000	(*193,510,391	500,000,000	(*196,563,321	500,000,000	(*196,509,883

b.	Movement in issued and outstanding share capital

	2017	2016	2015
	Number of Shares
Balance as of January 1 *)	196,563,321	196,509,883	179,444,463
Exercise of share options (employees and officers)	-	-	3,441
Vesting of RSUs (employees and officers)	42,648	53,438	43,709
Issue of shares (c)	-	-	17,018,270
Cancellation of shares held by the Company	(3,095,578)	-	-
Balance as of December 31 *)	193,510,391	196,563,321	196,509,883

*)	As of December 31, 2017 of which NIS 51,500 par value of shares held in treasury by the Company and as at December 31, 2016 and January 1, 2016 of which NIS 1,046,993 par value shares are held in treasury by the Company.

c.	On December 30, 2015, the Company issued to the public through a shelf prospectus, approximately 17 million ordinary shares, at a price of NIS 35.5 per share, for a total gross consideration of NIS 604 million (approximately NIS 586 million, net of issuance expenses).

d.	Composition of other capital reserves:

	Year ended December 31
	2017	2016	2015
	NIS in millions
Available-for-sale financial assets	108	67	(16)
Transactions with controlling shareholder	147	147	147
Transactions with non-controlling interests	316	283	86
Share-based payment	14	15	16
Revaluation reserve of cash flow hedges	(4)	(16)	(36)
	581	496	197

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 26:-	EQUITY (Cont.)

e.	Supplementary information with regard to other comprehensive income (loss)

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Exchange differences on translation of foreign operations from continuing operations	(58)	(536)	(2,853)
Exchange differences on translation of foreign operations from discontinued operations	(1,280)	(85)	(928)
Tax effect (Current tax)	-	-	(73)
Company’s share in other comprehensive income (loss) of equity-accounted investees	-	-	20
Realization of capital reserves on sale of previously consolidated subsidiary	2,040	51	-
Exercise of translation reserve of company previously accounted for using the equity method	-	-	438
	702	(570)	(3,396)
Gain (loss) with respect to cash flow hedges from continuing operations	(12)	57	(24)
Gain (loss) with respect to cash flow hedges from discontinued operations	14	11	(24)
Transfer to income statement with respect to cash flow hedges	-	(15)	10
Tax effect	2	(11)	11
Company’s share in other comprehensive income of equity-accounted investees	8	1	2
Exercise of cash flow hedge reserve of company previously accounted for using the equity method	-	-	14
	12	43	(11)
Gain (loss) with respect to available-for-sale financial assets from continuing operation	39	202	(66)
Gain with respect to available-for-sale financial assets from discontinued operations	-	5	-
Transfer to income statement with respect to available-for-sale financial assets	23	(130)	(**-
Tax effect	(22)	3	(**-
	40	80	(66)
Total other comprehensive income (loss)	754	(447)	(3,473)

*)	Reclassified, refer to Note 2f.
**)	Represent an amount of less than NIS 1 million.

f.	Composition of non-controlling interests

	Year ended December 31
	2017	2016	2015
	NIS in millions
Share in equity of subsidiaries *)	8,145	25,482	23,343
Share options, warrants and capital reserve from share-based payment in subsidiaries	36	116	121
Conversion option proceeds in subsidiaries	-	12	19
	8,181	25,610	23,483

*)	Including capital reserves and acquisition-adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 26:-	EQUITY (Cont.)

g.	Dividends

1.	Pursuant to the Company’s policy, the Company announces every year the anticipated annual dividend. In March 2018, the Company announced that the quarterly dividend for 2018 would be NIS 0.38 per share (total amount of dividend to be declared in 2018 would be NIS 1.52 per share, in lieu of dividend of NIS 1.40 per share in 2017).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and revision of this policy.

2.	During 2017, the Company declared and paid dividends in the total amount of approximately NIS 273 million (NIS 1.40 per share) (2016 - NIS 295 million (NIS 1.51 per share), 2015 - NIS 328 million (NIS 1.84 per share)).

3.	For details regarding the declaration of a dividend subsequent to the reporting date, see note 38d.

h.	Capital management of the Company

The Company evaluates and analyzes its capital in terms of economic capital, that is, the excess of fair value of its assets over its liabilities. The Company manages its capital in the operating currencies of its investees in which it operates and at similar levels to the ratio of assets in a particular currency to total assets according to proportionate consolidation.

The Company manages its capital with an emphasis on economic flexibility for investing in its areas of operations as well as in synergistic areas, while maintaining strong credit rating, high level of liquidity and seeking to maintain most of its assets as unencumbered.

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

i.	On March 27, 2018, the Company’s Board of Directors resolved to adopt a new plan for the self purchase of the Company’s shares (in lieu of a previous plan) in an amount of up to NIS 250 million, valid until March 31, 2019. The purchases under the plan will be executed from time to time, at the discretion of the Company’s management, insofar as the share price on the stock exchange reflects a significant discount in relation to the Company’s NAV (calculated according to the value of its holdings). In 2017, the Company repurchased 2.1 million shares for NIS 73 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 27:-	SHARE-BASED COMPENSATION

a.	Starting December 2011 the Company activates its Share Incentive Plan (the “Plan”). Pursuant to the Plan, the Company may grant directors, employees, officers and services providers, options, ordinary shares, restricted shares and other share based awards as set out in the Plan, convertible into up to 8 million of the Company’s shares, subject to various tax consequences and regimes.

b.	In 2017, the Company granted, as part of the plan in section a above share options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) to the Company’s employees and officers.

c.	The following table presents the change in number of the Company’s share options and their original weighted average exercise price:

	2017		2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		NIS		NIS
Share options at beginning of year	1,253,973	44.60	1,797,010	45.15
Share options granted	3,617,949	40.36	-	-
Share options forfeited	(23,533)	37.38	(106,369)	40.97
Share options exercised	-	-	-	-
Share options expired	(1,054,304)	44.75	(436,668)	47.75
Share options at end of year	3,794,085	39.06	1,253,973	44.60
Share options exercisable at end of year	133,113	43.84	642,347	45.33

Each abovementioned share option, except for the options granted to Mr. Dori Segal the former CEO of the Company, is exercisable into one ordinary share of NIS 1 par value of the Company at an exercise price that is linked to the Israeli CPI and subject to adjustments (for share distributions, rights issues and dividend distributions). The exercise price is determined as the average share price in the 30 days preceding the grant date. The grantees are also provided the choice of a cashless exercise. The options vest over three years in three equal instalments, starting one year from the grant date of the options, and the options expire four years after the grant date.

The options granted to Mr. Dori Segal, the former CEO of the Company, for which the exercise was contingent upon the average price target of the Company’s share being higher than the exercise price and for the exercise thereof, requires that during the 12 months preceding the exercise date, the average share price on the stock exchange for a period of 90 consecutive days, would not be less than NIS 45. The final expiration date of the options is five years after the grant date, even in the event of the termination of employment. In January 2018, following the termination of employment of the former CEO, the remainder of the options were vested.

d.	The following table presents the movement in units of the Company RSUs and PSUs:

	2017		2016
	RSUs	PSUs	RSUs	PSUs
Units at beginning of the year	43,568	250,358	104,909	383,920
Units granted	116,766	-	-	-
Units forfeited	(3,835)	(36,326)	(7,903)	(38,836)
Units Vested	(42,648)	-	(53,438)	-
Units Expired	-	(195,870)	-	(94,726)
Units at end of year	113,851	18,162	43,568	250,358

Each RSU and PSU is exercisable into one ordinary share of the Company. The RSUs vest over three years in three equal instalments, starting one year from the grant date of the RSU.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 27:-	SHARE-BASED COMPENSATION (Cont.)

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

e.	The expenses recognized in the income statement for share options, RSU’s and PSU’s in 2017, 2016 and 2015, amounted to NIS 10.7 million, NIS 8.6 million and NIS 3.1 million, respectively.

f.	Cash-settled transactions

As of the reporting date there are 103 thousand RSU units that are vesting over three or four years period and are settled in cash (as of December 31, 2016 - 138 thousand RSU units).

The carrying amount of the liability relating to the aforementioned cash settled compensation plans as of December 31, 2017 is NIS 3 million (2016 - NIS 3 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 28:-	CHARGES (ASSETS PLEDGED)

a.	As collateral for part of the Group’s liabilities, including guarantees provided by banks in favor of other parties, the Group’s rights to various real estate properties which it owns have been mortgaged and other assets, including the right to receive payments from tenants, rights under contracts with customers, funds and securities in certain bank accounts, have been pledged. In addition, charges have been placed on part of the shares of investees and of other companies which are held by the companies in the Group.

The balances of the secured liabilities are as follows:

	December 31
	2017	2016
	NIS in millions
Short-term loans and credit	67	120
Non-current liabilities (including current maturities)	4,069	7,882
Debentures (including current maturities) (1)	775	810
	4,911	8,812

(1)	To secure the debentures (series J), issued by the Company in February 2009, a fixed pledge has been placed on real estate property which is owned by Gazit Development and his total value as of the reporting date is approximately NIS 1,176 million.

NOTE 29:-	RENTAL INCOME

During the years 2015-2017, the Group had no single tenant which contributed more than 10% to total rental income. As for information about rental income by operating segments and geographical regions, see Note 37.

NOTE 30:-	PROPERTY OPERATING EXPENSES

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Salaries and related expenses	94	98	83
Property tax and other fees	86	78	86
Maintenance and repairs	214	206	217
Utilities	207	229	235
Insurance and security	77	74	69
Others	187	185	176
	865	870	866

*)	Reclassified, refer to Note 2dd.

NOTE 31:-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Salaries and management fees (1)	208	212	193
Professional fees	75	109	91
Depreciation	26	22	29
Sales and marketing (including salary)	2	1	10
Other (including office maintenance) (2)	75	92	127
	386	436	450

*)	Reclassified, refer to Note 2dd.
(1)	As for salaries and management fees to related parties, refer to Note 36c.
(2)	Net of income management fees from related party, refer to Note 36d.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 32:-	OTHER INCOME AND EXPENSES

a.	Other income

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Capital gain on assets disposal	(**159	14	4
Others	9	12	23
	168	26	27

*)	Reclassified, refer to Note 2dd.
**)	Including a capital gain of NIS 117 million in respect of commercial center sale in Brazil (Extra Itaim).

b.	Other expenses

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Loss from decrease in holding interest, revaluation and realization of associate, net	4	-	(**466
Capital loss on assets disposal (including transaction expenses)	42	1	109
Impairment of goodwill	-	23	39
Impairment of other assets	35	6	2
Other ***)	85	193	139
	166	223	755

*)	Reclassified, refer to Note 2dd.

**)	For the year ended December 31, 2015, includes a net loss in total amount of NIS 466 million due to further purchase of ATR’s shares and its initial consolidation.

***)	In 2017 includes an amount of NIS 44 million deriving from an amortization of goodwill in respect of assets disposal and a decrease in tax in Norway. In 2016 includes amount of NIS 163 million (2015-NIS 109 million) due to provision for legal proceedings recognized by ATR, for further details refer to Note 25d2.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 33:-	FINANCE EXPENSES AND INCOME

a.	Finance expenses

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Finance expenses on debentures	815	857	773
Finance expenses on loans from financial institutions and others	197	208	238
Revaluation of derivatives	8	25	-
Loss from early redemption of borrowings and derivatives	2	16	49
Impairment of financial assets	1	15	19
Loss from securities available for sale	24	1	-
Exchange rate differences and others	57	58	51
Finance expenses capitalized to real estate under development	(19)	(53)	(51)
	1,085	1,127	1,079

*)	Reclassified, refer to Note 2dd.

b.	Finance income:

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Gain from investments in securities	6	139	31
Dividend income	116	16	15
Interest income from investees	23	29	34
Interest income	26	34	15
Revaluation of derivatives **)	143	35	699
Exchange rate differences and others	-	2	4
	314	255	798

*)	Reclassified, refer to Note 2dd.
**)	Mainly from hedging swap transactions.

NOTE 34:-	NET EARNINGS PER SHARE

Details about the number of shares and net income used in calculation of net earnings per share:

	Year ended December 31,
	2017		2016		2015
	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company	Weighted number of shares	Net income attributable to equity holders of the Company
	In thousands	NIS in millions	In thousands	NIS in millions	In thousands	NIS in millions
For the calculation of basic net earnings per share	195,016	493	195,493	787	178,426	620
Effect of dilutive potential ordinary shares	42	(6)	74	(12)	175	(3)
For the calculation of diluted net earnings per share	195,058	487	195,567	775	178,601	617

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS

a.	Financial risk factors

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

The Group operates in a large number of countries and therefore exposed to currency risks resulting from the exposure to the fluctuations of exchange rates in different currencies. Some of the Group companies’ transactions are performed in currencies other than their functional currency. The Group generally maintains a high correlation between the currency mix of the various properties (mainly the Euro, U.S. dollar, Canadian dollar and Brazilian real) and the currency exposure of its equity to the same currencies, this by entering, from time to time, into hedge transaction and management of the currency exposure. For details refer to section c. below.

2.	CPI risk

The Group has loans from banks and issued debentures linked to changes in the Consumer Price Index (“CPI”) in Israel. For the sum of financial instruments linked to the CPI and for cross currency swap transactions, with respect to which the Group is exposed to changes in the CPI, refer to sections c and e below.

3.	Interest rate risk

Liabilities that bear floating interest rate expose the Group to cash flow risk and liabilities that bear fix interest rate expose the Group to interest rate risk in respect of fair value. As part of the risk management strategy, the Group maintains certain composition of exposure to fix interest to exposure to floating interest. From time to time and according to market conditions, the Group enters into interest rate swaps in which they exchange variable interest with fixed interest and, vice-versa, to hedge their liabilities against changes in market interest rate (refer to section c below). As of the reporting date, 83.1% of the Group’s liabilities (82.4% excluding interest rate swaps) bear fixed interest (as of December 31, 2016 - 85.9%, 83.7% excluding interest rate swaps). For additional details regarding interest rates and the maturity dates, refer also to Notes 19 to 21.

4.	Price risk

The Group has investments in marketable financial instruments traded on stock exchanges and non-traded instruments, including shares, participation certificates in mutual funds and debentures, which are classified either as financial assets measured at fair value through profit or loss and as financial assets available for sale, with respect to which the Group is exposed to risk resulting from fluctuations in security prices which are determined by market prices on stock exchanges. The carrying amount of such investments as of December 31, 2017 is NIS 4,561 million (December 31, 2016 - NIS  212 million). from time to time, as part of the group risk management strategy, the group considers entering into hedging transactions to reduce exposure to flunctuations in the exchange of foreign currencies.

As of reporting date, the Group has an exposure of NIS 4,432 million resulting from an investment in marketable shares that is accounted for as an investment available for sale and measured at fair value. A decrease of 5% or 10% in the share price could have an effect of NIS 222 million or NIS 443 million, respectively, on the pre-tax equity. An increase of 5% or 10% in the value of the marketable shares could have an effect of NIS 222 million or NIS 443 million, respectively, on the pre-tax equity. In accordance with International Financial Reporting Standard No. 9, “Financial Instruments”, which will be implemented commencing on January 1, 2018, changes in fair value, are to be carried to profit or loss.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

5.	Credit risk

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

The Group’s policy is to maintain a certain balance between long-term financing, among others mortgages, bank loans and debentures to use of revolving lines of credit for periods 3 to 4 years, in which the Group can utilize credit for different periods.

As of December 31, 2017, the Group has a working capital deficiency of NIS 0.6 billion. The Group has unused approved credit facilities in the amount of NIS 10.2 billion that can be used over the coming year. The Company’s management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group’s companies to repay their current liabilities when due.

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

For additional details regarding the maturity dates of the Group’s financial liabilities, see section d below.

b.	Fair value

The following table presents the carrying amount and fair value of groups of financial instruments that are measured in the financial statements not at fair value:

	Fair value	December 31, 2017		December 31, 2016
	hierarchy level	Carrying amount	Fair value	Carrying amount	Fair value
		NIS in millions
Financial assets
Non-current deposits and loans	3	98	97	1,223	1,215
Financial liabilities
Debentures	1/2	21,297	22,534	29,366	30,546
Convertible debentures	1	-	-	*)592	611
Interest-bearing loans from banks and others	2	4,675	4,809	9,337	9,353
		25,972	27,343	39,295	40,510
Total financial liabilities, net		(25,874)	(27,246)	(38,072)	(39,295)

*)	Excluding the equity component which is presented in non-controlling interests, for a total of NIS 12 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value determination of financial instruments:

The carrying amount of the financial instruments that are classified as current assets and current liabilities approximate their fair value.

The fair value of financial instruments that are quoted in an active market (such as marketable securities, debentures, convertible debentures) were calculated based on quoted market closing prices on the reporting date (level 1 on the fair values hierarchy). As of December 31, 2017, the Fair value of debentures in total amount of NIS 3.7 billion, that are not quoted in an active market or that are traded in an illiquid market, was evaluated in valuation method (level 2 on the fair value hierarchy) as described below (as of December 31, 2016: approximately NIS 10.7 billion).

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

As of December 31, 2017 the interest rate range for unquoted debt instruments that were classified at level 3 in the fair value hierarchy is 5%.

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

*)	Following is the reconciliation between the opening to the closing balance of Financial assets measured at level 3 on the fair value hierarchy:

	December 31
	2017	2016
	NIS in millions
Balance at beginning of the year	384	455
Additions	11	-
Capital return	(55)	(100)
Deconsolidation	(10)	-
Impairment through profit or loss	-	(15)
Revaluation through capital reserve	39	37
Translation adjustments from foreign operations	(21)	7
Balance at end of the year	348	384

The balance represent the participation certificates in private equity funds, for additional information refer to note 10.

During 2017, there were no transfers with respect to fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers to or from Level 3 with respect to fair value measurement of any financial instrument.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Financial derivatives

The following table present information about cross-currency swaps, interest rate swaps, forward contracts and purchase options:

Transaction type	Denomination	Outstanding notional amount NIS in million as of		Linkage basis/Interest receivable *)	Linkage basis /Interest payable *)	Remaining average effective duration	Fair value - NIS in millions as of
		31.12.17	31.12.16				31.12.17	31.12.16
Cross currency swaps
	Euro-NIS	4,238	3,984	CPI linked, 1.10%-4.99%	Fixed, 2.15%-6.36%	6.6	383	440
		30	40	CPI linked, 4.95%-5.35%	Variable L+1.35%	0.5	14	21
		617	86	nominal, 1.30%	Fixed, 0.71%	3.1	115	13
		-	531	nominal, 2.63%-2.64%	Variable L	-	-	124
	U.S.$-NIS	418	238	CPI linked, 3.56%	Fixed, 5.38%	6.2	32	-**)
		243	243	nominal, 2.77%	Variable, L+1.74%	2.3	15	(2)
		-	150	Telbor + 0.7%	Fixed 3.53%	-	-	12
	C$-NIS	377	387	CPI linked, 3.45%-4.95%	Fixed, 5.43%-6.07%	4.4	103	94
		1,139	1,139	nominal, 1.80%-4.00%	Fixed, 2.85%-4.95%	7.3	156	68
		-	100	Telbor + 0.7%	Fixed, 3.37%	-	-	28
	BRL- NIS	92	92	CPI linked, 2.60%	CPI linked, 3.45%	2.3	21	16
	USD-C$	-	428	Variable L	Variable, 0.68%-CADBA	-	-	10
	Norwegian Krone-Euro	448	436	Fixed,2.8	Fixed, 4.00%	5.0	24	(1)
	Swedish Krona-Euro	1,453	1,415	Fixed, 3.75	Fixed, 4.45%-4.48%	3.9	35	2
Cross currency options	BRL-USD	733	-			0.4	11	-
Share based financial derivatives) ***)		766	-			-	65	-
Interest rate swaps fixed/variable
	C$	-	1,038	Variable	Fixed	-	-	(12)
		€44	464	Variable	Fixed	9.9	(4)	(19)
	Norwegian Krone	949	1,001	Variable	Fixed	3.3	1	5
Forward contracts
	Different currencies	1,790	3,595			short term	7	(23)
Call options
	Canadian government bonds	-	328			-	-	18
							978	794
CSA cash collateral, net							(535)	(277)
							443	517

*)	“L” represents Interbank base-rate related to the currency of the transaction.
**)	Represent an amount of less than NIS 1 million.
***)	Refer to note 38a.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

Fair value of financial derivatives is presented in the statement of financial position within the following categories:

	December 31
	2017	2016
	NIS in millions
Current assets	105	98
Non-current assets	381	516
Current liabilities *)	(21)	(47)
Non-current liabilities	(22)	(50)
	443	517

*)	In 2017, under a CSA (Credit Support Annex) agreement, the Company acquired derivative financial instruments of U.S. income-producing property shares (other than REG shares) in an amount of U.S.$ 250 million (“Financial Derivatives”). In 2017, the Company recognized a gain of U.S. $ 19 million (approximately NIS 65 million) on changes in the fair value of the Financial Derivatives. This gain includes receipts of U.S. $ 23 million (approximately NIS 78 million), less the balance of liability as of December 31, 2017 in the amount of U.S.$ 4 million (approximately NIS 13 million). For additional information, see Note 38a.

Below is the fair value of derivatives designated for hedge accounting included in the above table:

	December 31
	2017	2016
	NIS in millions
Assets	29	36
Liabilities	(8)	(41)
	21	(5)

d.	Liquidity risk

The table below presents the maturity schedule of the Group’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2017

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	590	-	-	-	590
Trade payables	113	-	-	-	113
Other accounts payable	893	-	-	-	893
Debentures	2,037	7,497	6,359	8,820	24,713
Interest-bearing loans from financial institutions and others	200	2,668	1,317	1,039	5,224
Hedging financial derivatives, net	(67)	(67)	(108)	(271)	(513)
Other financial liabilities	86	88	26	825	1,025
	3,852	10,186	7,594	10,413	32,045

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

December 31, 2016

	Less than one year	2 to 3 years	4 to 5 years	Over 5 years	Total
	NIS in millions
Credit from banks and others (excluding current maturities)	779	-	-	-	779
Trade payables	377	-	-	-	377
Other accounts payable	1,454	-	-	-	1,454
Debentures	3,640	5,717	8,584	17,936	35,877
Convertible debentures	320	171	158	-	649
Interest-bearing loans from financial institutions and others	684	4,169	2,414	2,648	9,915
Hedging financial derivatives, net	(22)	(67)	(65)	(320)	(474)
Other financial liabilities	160	117	27	783	1,087
	7,392	10,107	11,118	21,047	49,664

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

e.	Linkage terms of monetary balances

	December 31, 2017
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	44	11	314	20	(*565	-	954
Short-term investments and loans	-	1	-	-	8	29	-	38
Trade and other accounts receivable	5	7	47	104	8	148	72	391
Long-term investments and loans	84	-	-	17	7	(**356	108	572
Total monetary assets	89	52	58	435	43	1,098	180	1,955
Other financial assets (1)	-	-	-	-	-	-	5,395	5,395
Other assets (2)	-	466	464	25,335	2,770	11,851	727	41,613
Total assets	89	518	522	25,770	2,813	12,949	6,302	48,963
Liabilities:
Short-term credit from banks and others	-	1	-	221	67	296	-	585
Trade payables and other accounts payable	244	37	17	493	145	290	107	1,333
Liabilities attributable to assets held for sale	-	-	-	5	-	-	10	15
Debentures (3)	10,052	-	-	10,133	-	1,112	-	21,297
Interest-bearing loans from financial institutions and others (3)	628	2,301	352	974	-	420	-	4,675
Other financial liabilities	1	3	-	78	-	169	8	259
Total financial liabilities	10,925	2,342	369	11,904	212	2,287	125	28,164
Other liabilities (4)	-	-	-	-	-	-	2,682	2,682
Total liabilities	10,925	2,342	369	11,904	212	2,287	2,807	30,846
Assets, net of liabilities	(10,836)	(1,824)	153	13,866	2,601	10,662	3,495	18,117

*)	Mainly in respect of the balance of cash and cash equivalents in Brazilian Rial in the amount of NIS 463 million.
**)	Mainly in respect of a loan to an associated company in the amount of NIS 340 million (the loan granted in Swedish krona).

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, assets held for sale, goodwill and fixed assets.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see c. above. As of the reporting date, the Company has NIS 5,182 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 1,999 million from non-linked NIS to foreign currency.
(4)	Mainly deferred taxes and derivatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

	December 31, 2016
	NIS - Linked to the Israeli CPI	In or linked to U.S.$	In or linked to C$	In or linked to Euro	In NIS - non-linked	Other	Unlinked	Total
	NIS in millions
Assets
Cash and cash equivalents	-	134	44	335	462	545	-	1,520
Short-term investments and loans	5	-	58	-	5	28	-	96
Trade and other accounts receivable	4	23	60	107	12	221	91	518
Long-term investments and loans	80	-	936	33	195	380	-	1,624
Total monetary assets	89	157	1,098	475	674	1,174	91	3,758
Other financial assets (1)	-	-	-	-	-	-	1,210	1,210
Other assets (2)	-	20,419	24,753	21,169	2,732	11,946	900	81,919
Total assets	89	20,576	25,851	21,644	3,406	13,120	2,201	86,887
Liabilities:
Short-term credit from banks and others	-	-	45	179	114	437	-	775
Trade payables and other accounts payable	237	39	609	559	130	606	110	2,290
Liabilities attributable to assets held for sale	-	5,678	28	11	-	4	1,303	7,024
Debentures (3)	10,296	35	7,260	10,088	834	1,174	-	29,687
Convertible debentures	-	-	592	-	-	-	-	592
Interest-bearing loans from financial institutions and others	531	3,106	3,162	1,019	299	445	-	8,562
Other liabilities	2	-	54	79	-	140	8	283
Total financial liabilities	11,066	8,858	11,750	11,935	1,377	2,806	1,421	49,213
Other liabilities (4)	-	-	-	-	-	-	3,906	3,906
Total liabilities	11,066	8,858	11,750	11,935	1,377	2,806	5,327	53,119
Assets, net of liabilities	(10,977)	11,718	14,101	9,709	2,029	10,314	(3,126)	33,768

(1)	Mainly financial instruments at fair value.
(2)	Mainly investment property, investment property under development, goodwill, fixed assets and deferred taxes.
(3)	As for cross currency swap transactions for the exchange of the linkage basis on part of the debentures, see c. above.

As of the reporting date, the Company has NIS 4,758 million of cross-currency swaps from NIS linked to Israeli CPI to foreign currency and NIS 2,249 million from non-linked NIS to foreign currency.

(4)	Mainly deferred taxes, derivatives and advances from customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

f.	Sensitivity analysis of market risks

	Sensitivity analysis of financial balances to absolute changes in interest rates
Impact on pre-tax income (loss) for the year of a 1% increase in interest rates	U.S.$ interest	C$ interest	€ interest	NIS interest
	NIS in millions
31.12.2017	(19)	(4)	(15)	(1)
31.12.2016	(22)	(8)	(17)	(6)

	Sensitivity analysis of financial balances of absolute changes in Consumer Price Index
Effect on pre-tax equity	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017	(217)	(108)	108	217
31.12.2016	(220)	(110)	110	220

	Sensitivity analysis for financial derivative absolute changes in Consumer Price Index
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017	122	61	(61)	(123)
31.12.2016	114	57	(57)	(115)

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax income (loss)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017
Change in exchange rate of €	(529)	(245)	245	489
Change in exchange rate of U.S.$	(72)	(36)	36	72
Change in exchange rate of C$	(154)	(77)	77	154
31.12.2016
Change in exchange rate of €	(494)	(245)	245	489
Change in exchange rate of U.S.$	(70)	(35)	35	69
Change in exchange rate of C$	(172)	(86)	86	172
Change in exchange rate of Brazilian Real	(8)	(4)	4	8

	Sensitivity analysis for financial derivatives- relative changes in exchange rates
Effect on pre-tax equity (accounting hedge)	+10%	+5%	-5%	-10%
	NIS in millions
31.12.2017
Change in exchange rate of U.S.$	(74)	(37)	37	74
Change in exchange rate of C$	(66)	(33)	33	66
31.12.2016
Change in exchange rate of €	(57)	(28)	28	57
Change in exchange rate of U.S.$	17	8	(8)	(17)
Change in exchange rate of C$	(85)	(43)	43	85
Change in exchange rate of Norwegian Krone	1	-	-	(1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax income (loss)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017
Change in interest on €	428	224	(248)	(527)
Change in interest on U.S.$	48	25	(27)	(56)
Change in interest on C$	162	84	(93)	(193)
Change in nominal interest on NIS	(203)	(105)	113	235
Change in real interest on NIS	(667)	(344)	371	775
Change in interest on Swedish Krona	102	52	(55)	(112)
31.12.2016
Change in interest on €	422	221	(248)	(540)
Change in interest on U.S.$	30	16	(17)	(35)
Change in interest on C$	199	103	(114)	(238)
Change in interest on Brazilian Real	1	1	(1)	(1)
Change in nominal interest on NIS	(238)	(124)	134	279
Change in real interest on NIS	(683)	(350)	378	793
Change in interest on Swedish Krona	129	66	(70)	(144)

	Sensitivity analysis for financial derivatives- absolute changes in interest rates
Effect on pre-tax equity (accounting hedge)	+2%	+1%	-1%	-2%
	NIS in millions
31.12.2017
Change in interest on €	(35)	(18)	19	38
Change in interest on Norwegian Krone	93	48	(50)	(103)
31.12.2016
Change in interest on €	(51)	(26)	28	58
Change in interest on C$	195	102	(112)	(235)
Change in interest on Norwegian Krone	123	63	(67)	(138)

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

In addition:

1.	The sensitivity analysis for changes in interest rates of monetary balances was performed on long-term liabilities with variable interest as of the reporting date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 35:-	FINANCIAL INSTRUMENTS (Cont.)

2.	According to the Company’s policy, as discussed in section a above, the Company generally hedges its main exposures to foreign currency, among others, through maintaining a high correlation between the currency in which its assets are purchased and the currency in which the liabilities are assumed. Accordingly, economic exposure of assets net of financial balances to changes in foreign currency exchange rates is fairly limited in scope. Nonetheless, there is accounting exposure to changes in foreign currency and interest rates with respect to cross currency swap transactions which were not designated for hedge accounting, as presented in the above table.

3.	The main accounting exposure in respect of derivative financial instruments is in respect of changes in fair value due to changes in interest, CPI and currency which may have an effect on the profit or loss or directly on equity due to transactions that do not qualify for accounting hedge and transactions that do qualify for accounting hedge, respectively.

4.	Cash and cash equivalents, including financial assets that are deposited or maintained for less than one year, were not included in the analysis of exposure to changes in interest.

Changes in liabilities from financing activities:

Following is reconciliation between the opening balance and closing balance of liabilities for which the cash flows due to them classified or will classified as cash flows from financing activities:

	January 1, 2017	Cash Flow	Control loss in subsidiary	Foreign exchange movement	Other Changes	December 31, 2017
	NIS in millions
Short-term loans	775	(213)	(7)	30	-	585
Long-term loans	8,562	675* )	(4,136)	(442)	16	4,675
Debentures	30,279**)	(1,919)	(6,878)	(162)	(23)	21,297

Total liabilities from financing activity	39,616	(1,457)	(11,021)	(574)	(7)	26,557

*)	Excluding cash flows from discontinued operations in the amount of NIS 170 million as well as cash flow from CSA agreements in the amount of NIS 177 million.
**)	Including amount of NIS 321 million in respect of current maturities of fully redeemed debentures (series B and F). The final redemption date was on December 31, 2016, and the actual payment was on January, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Income

	Year ended December 31
	2017	2016	2015
	NIS in millions
Management fees from the parent company (section d)	1.5	1.4	1.5
Interest income from investees	23	29	34

b.	Other expenses and payments

	Year ended December 31
	2017		2016		2015
	Number of people	NIS in millions	Number of people	NIS in millions	Number of people	NIS in millions
Directors’ fees	6	2.2	8	2.7	8	3.3
Salaries and related expenses, see (1) below	3	14.3	4	31.1	5	28.1

(1)	As for the employment terms (including share based compensation) of the Executive Vice Chairman of the Board and CEO, and former CEO (who serves as a Director) and VP Investments of the Company, see details in section c below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c.	Employment agreements

1.	Vice Chairman of the Board of Directors, CEO and a Controlling Shareholder, Mr. Chaim Katzman

a)	Until January 31, 2018 Mr. Katzman served as the Executive chairman of the Board of Directors of the Company.

Without compensation from the Company, although in the course of fulfilling his duties Mr. Katzman was entitled to continue using the Company’s resources in order to fulfill his duties.

b)	In June 2014, EQY and Mr. Katzman entered into an agreement for the period commencing on January 1, 2015, according to which Mr. Katzman will continue serving as EQY’s Chairman of the Board of Directors. The agreement ended following the completion of the merger transaction between EQY and REG on March 1, 2017. According to the agreement, Mr. Katzman was entitled to an annual grant which was determined at the discretion of EQY’s compensation committee as well as annual amount of U.S.$ 15 thousand as well as to a reimbursement of expenses with respect to his position. The agreement also sets forth provisions relating to its termination by either EQY or Mr. Katzman and the compensation to which Mr. Katzman will be entitled to upon termination as well as acceleration of vesting periods of 255,000 restricted shares that were granted to Mr. Katzman, in January 2015. Upon completion of the merger between EQY and REG, the remaining EQY restricted shares held by Mr. Katzman vested in full (approximately 85 thousand restricted shares).

c)	Due to his service as a director in FCR, until May 2017 Mr. Katzman was entitled to the customary directors’ fees in FCR, which for 2017 amounted to C$ 20.5 thousand as well as an allotment deferred share units at a cost of C$ 116.85 thousand. Additionally, in January 2015, Mr. Katzman was allotted 1,995, deferred restricted share units that are convertibles into 1,995 FCR shares, at a price per share of C$ 18.85, these vested upon the termination of Mr. Katzman office as a director in FCR, on May 2017.

d)	According to the advisory agreement with ATR from 2009 (amended from time to time), Mr. Katzman, ATR’s Chairman of the Board is entitled to a yearly remuneration of € 550 thousand due to advisory services and recovery of expenses from ATR, starting April 2017, the yearly remuneration was updated to € 700 thousand.

e)	For 2017, Mr. Katzman is entitled for director’s remuneration in the amount of € 165 thousand for his services as CTY’s chairman of the Board (2016 - € 165 thousand).

f)	For his office as director in REG, in the period from March 2017 to February 2018 Mr. Katzman was entitled to directors’ fees as customary in REG, which in 2017 amounted to U.S.$ 62.5 thousand as well as an allotment of common stock at a cost in REG reports of U.S$ 128 thousands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

2.	Former Vice Chairman of Board of Directors and former CEO of the Company, Director and a Controlling Shareholder during the Reporting Period, Mr. Dor J. Segal

a)	In the reporting period and until January 31, 2018 Mr. Segal served as Executive vice Chairman of the Company’s Board of Directors and CEO of the Company, this under an employment agreement approved by the General meeting in March 2017 (after obtaining the approval of the Compensation Committee and Board of Directors of the Company).

Pursuant to the agreement, Mr. Segal monthly salary represented a monthly cost of NIS 166,667 (comprising a base salary and social and related benefits, as customary in the Company, and linked to the CPI (“the Fixed Salary”)) and an annual cost of NIS 2 million (that comprises any compensation payable to Mr. Segal by public subsidiaries of the Company (excluding FCR), as described below).

In view of the entitlement of Mr. Segal to compensation for his office in subsidiaries of the Company (excluding FCR), the Company only paid Mr. Segal the difference between the annual cost of his salary and the overall actual amounts that Mr. Segal receives from each subsidiary of the Company (excluding FCR).

Under the terms of his employment agreement, Mr. Segal was not entitled to an annual bonus.

Additionally, in the reporting period, Mr. Segal was allotted to 2,965,505 performance-based option warrants (non-negotiable) for the purchase of ordinary shares of the Company of NIS 1 par value each (that represented 1.49% of the issued and paid share capital), in a quantity that, as of the date of approval by the general meeting, reflects a total cost to the Company of NIS 12,929 thousand for the duration of the agreement. (The number of option warrants was determined on the basis of the average price of the Company’s share on the Stock Exchange in the 30 trading day that preceded the date of approval by the Board of Directors (February 9, 2017) ).

The exercise price of each option warrant is NIS 42. In addition to the above exercise price, the exercise of the option warrants is conditional upon an average target price for the Company’s share that is higher than the exercise price and a prerequisite for their exercise is an average quoted share price of at least NIS 45 over 90 consecutive days during the 12-month period that precedes the date of exercise. The option warrants were to vest over a period of three years from their grant date, but their vesting was accelerated due to termination of employment, on January 2018, as described below. The final expiration date of all option warrants is the end of five years from grant date, this also being the case in the event of the termination of employment.

Pursuant to the provisions of the agreement, since the employment of Mr. Segal was terminated, he is entitled to the following: (a) advance-notice period of 180 days, during which Mr. Segal is entitled to receive the Fixed Salary; (b) Fixed Salary for an additional six months; (c) acceleration of the vesting period of all equity compensation components allotted to him that have not yet vested.

Mr. Segal is also be entitled to indemnification and insurance under terms that are identical to those of the other officers in the Company.

b)	Pursuant to an agreement signed between FCR and Mr. Segal in February 2017 (which amends a previous agreement between the parties), for his office as Chairman of the Board of Directors of FCR, Mr. Segal is entitled to annual compensation of C$ 500 thousand and to an annual allotment of restricted share units with a value of C$ 500 thousand. In accordance with the terms of the engagement, as above, in March 2017 Mr. Segal was allotted 24,824 restricted share units of FCR that are convertible into 24,824 FCR shares. The agreement is for a period of three years, commencing in February 2017. The agreement also provides for the terms of termination of the employment by FCR and of the advance notice.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

c)	For his service as director in EQY during 2017 until March 1, 2017, Mr. Segal received, under the general remuneration plan for directors in EQY, 5,250 restricted shares of EQY that were converted into REG shares upon completion of the merger between EQY and REG. Upon completion of the merger between EQY and REG, Mr. Segal ended his office as director in EQY.

d)	Until March 2017, Mr Segal served as Vice Chairman of the Board of Directors of CTY, for his office, Mr. Segal was entitled to annual remuneration in the amount of € 75 thousand and to a per-meeting remuneration of € 600, which in 2017 amounted to € 2,000.

e)	Commencing in January 2016 and until his appointment as CEO of the Company, Mr. Segal is entitled to directors’ remuneration in respect of his office in the Company in an amount that is the lower of: (a) the maximum annual compensation and the maximum participation remuneration to an expert director, as set out in the Companies Regulations (Rules for Remuneration and Expenses to an External Director), 2000; or (b) the lowest amount that is payable to another director in the Company. As of the reporting date the fees of the other directors in the Company exceeds the maximum remuneration that is provided for in the Remuneration Regulations, the remuneration to which Mr. Segal is entitled the remuneration that is set out in the Remuneration Regulations. Upon his taking office as CEO of the Company, Mr. Segal is no longer entitled to directors’ fees as above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

3.	VP Investments of the Company, Mr. Zvi Gordon

a)	In June 2017 Mr. Zvi Gordon, the son-in-law of Mr. Katzman, appointed as VP Investments of the Company, this alongside his office as VP Mergers & Acquisitions in Gazit USA, a wholly-owned subsidiary of the Company. Mr. Gordon’s employment agreement was approved by the general meeting of the Company in October 2017 (after obtaining the approval of the Company’s Compensation Committee and Board of Directors). The agreement is for a period of 3 years, commencing on June 19, 2017, subject to the entitlement of either of the parties to terminate the agreement with an advance notice of 90 days. For his office, Mr. Gordon is entitles to annual remuneration of U.S.$ 200 thousand (linked to the annual increase in the consumer price index), payable in monthly installments. Mr. Gordon is also entitled to customary social and related benefits )the relating grossing-up of tax will be borne by the Company) as well as to indemnification, exemption and insurance as customary in the Company.

According to his employment agreement, Mr. Gordon is entitled to an annual cash bonus, in a total amount that will not exceed 60% of the base annual salary to which he is entitled for any year, calculated based on the extent to which the Company meets measurable goals set for the Company a year in advance.

Additionally, in the reporting period, Mr. Gordon was allotted 224,848 option warrants (non-negotiable) for the purchase of ordinary shares of NIS 1 par value of the Company, at an exercise price of NIS 34.308 per share, and 19,985 restricted share units. The option warrants and the restricted share units vest in three equal batches, starting at the end of one year from their grant date. Option warrants that are not exercised within 90 days of the termination of Mr. Gordon’s engagement with the Company, will expire. The final expiration date of all option warrants is at the end of 4 years from their date of grant. The option warrants may also be exercised in a cashless exercise. In the event of a dividend distribution, Mr. Gordon shall be entitled to a monetary compensation that reflects the benefit of the dividend distribution pertaining to the restricted share units that are not yet vested on the dividend distribution date.

If the employment of Mr. Gordon is terminated before the elapsing of three years (other than under circumstances that allow the Company to terminate the agreement without entitlement to severance pay), and in the event of resignation under circumstances where the resignation is legally deemed as dismissal, in the event of death or loss of working capacity, Mr. Gordon shall be entitled to: (a) an advance-notice period of 90 days, during which Mr. Gordon shall be entitled to his base salary and the attaching benefits payable during an advance-notice period; and (b) a proportion of the annual bonus to which Mr. Gordon shall be entitled for the year in which his office is terminated.

In the event of the termination of the employment of Mr. Gordon within a period of 12 months following a change of control in the Company (as defined in the agreement), Mr. Gordon shall be entitled to the following (in lieu of the compensation set out in this section above): acceleration of the vesting period of all components of equity compensation allotted to him that had not yet vested and an annual bonus at the rate of 200% of his annual base salary in the year of completion of the change of control, provided that said amount does not exceed an amount reflecting his base salary in the period remaining to the expiry of his agreement with the addition of three months.

b)	For his office as Vice President of Mergers & Acquisitions at Gazit USA, a wholly owned subsidiary of the Company Mr. Gordon is entitled to an annual salary of U.S.$ 130,000, a discretionary annual bonus of no more than 40% of the annual salary and the attaching social benefits as customary in Gazit USA. Commencing on the date of his appointment as the Company’s VP Investments, this compensation is included in the compensation that is set out in subsection a. above.

Additionally, in November 2016, the aforesaid organs approved the inclusion of Mr. Gordon in a liability insurance for directors and officers, as customary in the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 36:-	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (Cont.)

d.	Entering into an agreement with Norstar

On January 26 2012, the Company’s shareholders meeting approved entering into an agreement with Norstar (the “Gazit-Norstar Agreement”), as recently updated in October 2017, with respect to the following matters:

1.	Norstar will pay the Company monthly management fees of NIS 139 thousands (as recently updated in October 2017) linked to increase in the Israeli CPI including VAT for various management services. The Agreement is for a three-year period and renews automatically for further periods, each for three years, with each party being entitled to give notice of non-renewal subject to the applications of the Companies Law. Management services will include secretarial services, book keeping services, treasury services, computer services, communications, legal services, and dealing with bank financing, the capital markets and investments.

2.	Amendment of the existing non-competition provisions between the Company and Norstar Group, the principals of which, to date, are as follows: Norstar has undertaken that, so long as Norstar Group continues to be the Company’s sole controlling shareholder and so long as the Company is principally an owner, developer, and operator of supermarket-anchored shopping centers and retail-based, mixed-use properties (in this section: the “Shopping Centers”) and/or controls and holds companies that are engaged primarily engaged in said fields as a principal activity, Norstar Group will not engage in such fields and will not own shares in companies that are engaged in such fields as its principal activity and proposals it receives to engage in and/or to hold the aforementioned will be passed on by it to the Company, except for finance holding up to 5% of the share capital of a single company which is traded on the stock exchange in Israel or abroad and engaged in this field as a primarily field.

It is further clarified that Norstar may own, develop and operate real estate other than Shopping Centers, as defined above, and may hold the shares of companies that own, develop and operate real estate other than Shopping Centers as their primary activity.

3.	In light of the Company’s shares offering on the NYSE, registration rights have been granted to Norstar in connection with the securities of the Company that are held by Norstar Group, subject to the terms set forth in the Agreement.

e.	Balances with related parties

	December 31
	2017	2016
	NIS in millions
Interest receivable from joint venture and equity-accounted investee (Note 6)	10	11
Loans to equity-accounted investees (Note 8a)	354	401

f.	Consolidated Companies:

For details regarding transactions and balances with consolidated companies, see note 8.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 37:-	SEGMENT INFORMATION

a.	General

According to the “management approach”, as defined in IFRS 8, the Group operates in several operating segments, four of which meet the definition of “reportable segment” (as presented in the table below). The segments are identified on the basis of geographical location of the income producing properties and the nature of the business activity, as appropriate. Company’s management evaluates the segment results separately in order to allocate the resources and asses the segment performance which, in certain cases, differ from the measurements used in the consolidated financial statements, as described below. Financial expenses, financial income and taxes on income are managed on a group basis and, therefore, were not allocated to the different segment activities.

Other segments include, among others, activities that meet the qualitative criteria of an “operating segment” in accordance with IFRS 8 as they constitute the entity’s business component from which it generates revenues and incurs expenses and for which financial information is available and separately reviewed by the Company’s management. Such segments however, do not meet the quantitative threshold that requires their presentation as a reportable segment and comprise mainly the following activities: shopping centers and lands in Israel, the United States, Germany, Brazil and Bulgaria.

In light of the reclassification of EQY’s (for details regarding the completion of the merger between EQY and REG, refer to Note 8d) and Luzon Group’s results of operation under the item “Loss from discontinued operations”, EQY and Luzon Group ceased to be presented as reportable segments. The comparative data have been adjusted retrospectively.

Commencing on the merger date, the investment in the shares of REG is presented in the financial statements as a financial asset available for sale that constitutes a reportable segment. Management analyzes the operations of REG based on the fair value of the investment and the share of the Company in the dividend income.

Additionally, commencing on the date of loss of control in FCR, the investment in FCR shares is presented in the financial statements by the equity method (refer to Note 8e). Management regularly reviews the operating results of FCR and its income-producing properties. Accordingly, the investment in FCR shares constitutes a reportable segment and data for the segment, “shopping centers in Canada”, are included in the note on segments at their full value, against consolidation adjustments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 37:-	SEGMENT INFORMATION

b.	Financial information by operating segments

As of and for the year ended December 31, 2017

	Public subsidiaries over which the Company has control		Other investments		Wholly - owned subsidiaries
	Shopping centers in Northern Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Financial asset Regency	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,454	1,060	1,927	-	398	(2,008)	2,831
Segment results:
Gross profit (loss) (3)	986	733	1,214	-	304	(1,271)	1,966
Depreciation and amortization (3)	51	13	5	-	3	(2)	70
Share in earnings (losses) of investees	(2)	35	119	-	(1)	283	434
Operating income (4)	841	574	1,223	-	369	(1,033)	1,974
Revaluation gain (loss) (4)	(179)	(**0	1,256	-	134	(1,211)	-
Dividend- income from available-for-sale securities *)	-	-	-	108	-	(108)	-

Segment assets:
Operating assets (5)	19,640	11,838	26,119	-	5,792	(20,766)	42,623
Investments in investees (6)	320	719	559	4,432	33	277	6,340
Total assets	19,960	12,557	26,678	4,432	5,825	(20,489)	48,963
Investments in non-current assets (7)	1,160	310	1,435	-	703	(1,426)	2,182
Segment liabilities (8)	251	651	559	-	79	29,306	30,846

*)	Finance income includes dividend income from available for sale securities, which is presented in the consolidation Adjustments.
**)	Represents an amount of less than NIS 1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 37:-	SEGMENT INFORMATION (Cont.)

b.	Financial information by operating segments (Cont.)

As of and for the Year ended December 31, 2016

	Shopping centers in Northern Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Adjustments for consolidated (2)-(7)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,555	1,092	1,960	340	(2,106)	2,841
Segment results:
Gross profit (loss) (3)	1,084	764	1,223	252	(1,352)	1,971
Depreciation and amortization (3)	26	12	4	2	1	45
Share in earnings (losses) of investees	24	53	36	(19)	12	106
Operating income (loss) (4)	996	464	1,152	187	(1,110)	1,689
Revaluation gain (loss) (4)	161	62	639	70	(932)	-
Segment assets:
Operating assets (5)	21,388	11,432	24,798	5,514	21,658	84,790
Investments in investees (6)	275	700	417	34	671	2,097
Total assets	21,663	12,132	25,215	5,548	22,329	86,887
Investments in non-current assets (7)	1,186	246	1,565	892	946	4,835
Segment liabilities (8)	282	650	431	405	51,351	53,119

As of and for the Year ended December 31, 2015

	Shopping centers in North Europe (1)	Shopping centers in Central-Eastern Europe	Shopping centers in Canada	Other segments	Adjustments for consolidated (2)-(4)	Consolidated
	NIS in millions
Segment revenues
External revenues (2)	1,421	1,192	2,001	344	(2,150)	2,808
Segment results:
Gross profit (loss) (3)	989	834	1,254	250	(1,385)	1,942
Depreciation and amortization (3)	50	13	7	2	(4)	68
Share in earnings of investees	14	43	38	(1)	32	126
Operating income (loss) (4)	754	632	1,134	163	(2,290)	393
Revaluation gain (loss) (4)	199	(448)	125	(81)	205	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 37:-	SEGMENT INFORMATION (Cont.)

c.	Geographical information

External revenues

	Year ended December 31
	2017	(*2016	(*2015
	NIS in millions
Northern and Western Europe	1,470	1,592	1,459
Central-Eastern Europe	1,060	1,094	1,195
Canada	1,927	1,960	2,001
Other	369	303	265
Reconciliations (2)	(1,995)	(2,108)	(2,112)
Total	2,831	2,841	2,808

*) Reclassified, refer to Note 2dd.

Location of non-current operating assets (7)

	December 31
	2017	2016
	NIS in millions
Northern and Western Europe	19,695	21,225
Central-Eastern Europe	11,686	11,394
Canada	26,104	24,461
Other	5,215	4,953
Reconciliations (5)	(16,389)	1,264
Total non- current assets	46,311	63,297

d.	Notes to segment information

1.	The information of the segment “shopping centers in North Europe” includes 50% of the value of the joint venture Kista Galleria, and is offset against the consolidation adjustments column.

2.	The Group has no intersegment revenues. Adjustments with respect to segment revenues primarily include elimination of FCR’s and Kista Galleria results as referred to above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 37:-	SEGMENT INFORMATION (Cont.)

3.	The reconciliations to the consolidated information in the gross profit item include the effect of the reconciliations to revenues, as mentioned above.

4.	Segments’ operating income excludes revaluation gains which are included in consolidation adjustments. Adjustments for Operating Income include the stated in section 3 above, as well as goodwill impairment, revaluation gains which are presented separately below operating profit. Likewise, these reconciliations include unallocated general and administrative expenses of approximately NIS 107 million, NIS 112 million and NIS 340 million and unallocated net other expense of approximately NIS 9 million, NIS 9 million and NIS 518 million, for 2017, 2016 and 2015, respectively.

5.	Segment assets include current operating assets, investment property, property under development, goodwill, fixed assets and non-current inventory. The reconciliations for consolidation include mainly available-for-sale securities, deferred taxes, derivatives, goodwill (at group level) and cancellation of FCR’s assets and Kista Galleria assets as mentioned above. Furthermore, consolidation adjustments as of December 31, 2016 and December 31, 2015 include assets of the discontinued operations.

6.	The investment in REG shares, which is accounted for as a financial asset available for sale, is presented in a single line item with investments in investees.

7.	Investments in non-current assets include mainly fixed assets, investment property, investment property under development and goodwill, as well as business combination.

8.	Segment liabilities include operating liabilities such as trade payables, land lease liabilities, other payables and tenants’ security deposits. The reconciliations for consolidation include mainly deferred taxes, financial derivatives and interest-bearing liabilities.

NOTE 38:-	EVENTS AFTER THE REPORTING DATE

a.	In February 2018, the Company sold the investment in derivative financial instruments of U.S. income-producing property shares (that do not include REG shares) for a profit of U.S.$ 48 million (approximately NIS 166 million).

b.	After the reporting date, wholly-owned subsidiaries of the Company sold 4.4 million shares of REG, representing 2.58% of the outstanding shares of REG, for a total consideration of U.S.$ 258 million (approximately NIS 895 million).

Following the aforesaid sales, the Company, through its wholly-owned subsidiaries, owns 14.1 million shares of REG, representing 8.25% of the issued and outstanding shares of REG and the voting rights therein.

c.	On February 15, 2018, the Company issued, by way of a shelf offer, NIS 860 million par value of unsecured debentures (Series M), for a net consideration of NIS 851 million. The debentures are linked to the increase in the consumer price index, bear fixed annual interest at the rate of 2.78% that is payable twice a year on June 30 and December 31 in each of the years 2018 to 2028 (inclusive) and mature as follows: the first installment (5% of the principal) is payable on June 30, 2021, the second installment (10% of the principal) is payable on June 30, 2022, the third installment (5% of the principal) is payable on June 30, 2023, the fourth installment (30% of the principal) is payable on June 30, 2025, the fifth installment (10% of the principal) is payable on June 30, 2026, and the sixth installment (40% of the principal) is payable on June 30, 2028.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 38:-	EVENTS AFTER THE REPORTING DATE (Cont.)

Within the framework of the issuance of the debentures (Series M), the Company has undertaken, inter alia, to comply with the following covenants:

a.	The consolidated equity (net of rights that do not confer control) is to be maintained at a minimum amount of U.S.$ 800 million for three consecutive quarters;

b.	The ratio of interest-bearing liabilities, net to total assets will not exceed 75% if on the last of said quarters the debentures rating has been less than a ilBBB- by S&P Maalot and less than Baa3il by Midroog over three consecutive quarters.

In the event of non-compliance with any of the aforesaid covenants, the Company may provide collaterals in favor of the holders of the debentures (Series M) in lieu of such covenants.

The Company has also made other undertakings to the holders of the debentures, the breach of which will entitle the holders of the debentures to call for the immediate redemption of the debentures, including: minimum equity (net of rights that do not confer control) of U.S.$ 400 million in a quarter, refraining from a change of control in the Company, immediate redemption in the event that another marketable series of debentures of the Company is called for immediate redemption of (at the end of all correction or remedy periods) and the demand is not settled or in the event of the calling for the immediate repayment of material loans from a material institution that constitute 10% or more of the total gross financial liabilities of the Company as per is reviewed consolidated financial statements, and has further undertaken not to create a negative pledge in favor of any third party as security for a debt, unless it grants the holders of the debentures a pari passu-ranking floating charge.

Additionally, it has been determined that a reduction of the credit rating below il.BBB- of S&P Maalot will cause the raising of the interest at a total rate of up to 3%, subject to the terms and the margins set out in the debenture.

c.	On March 26, 2018, the Company declared a dividend of NIS 0.38 per share (aggregating NIS 74 million), payable on April 24, 2018 to the equity holders of the Company as of April 12, 2018.

d.	After the reporting date, the Company purchased 8.3 million CTY shares in consideration of EUR 16 million (approximately NIS 69 million). Consequently, the interest of the Company in CTY rose from 44.6% to 45.5% and the Group is expected to recognize an increase of NIS 15 million in equity in the first quarter of 2018, which is to be carried to capital reserves.

e.	On March 27, 2018, Norstar notified the Company that Messrs. Mr. Chaim Katzman, Mr. Dori Segal and Ms. Erika Ottosson have informed it of the cancellation of the shareholders’ agreement between the parties dated January 30, 2013. It has also been informed that, prior to the cancellation of the agreement, Mr. Katzman completed a transaction for the acquisition of the entire holdings of Ms. Ottosson in FUF (First US Financial LLC, a private company which owns 18.24% of Norstar’s share capital). Thereafter, Messrs. Katzman, Segal and Ottosson announced the discontinuation of their cooperation in relation to the shares of Norstar. Consequently, Mr. Katzman is the sole controlling shareholder in Norstar by virtue of his holdings.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMETS

FCR is a public company listed on the Toronto Stock Exchange (TSX) and whose financial statements are public and prepared in accordance with IFRS. FCR’s accounting policy is identical to the accounting policies of the Company as presented in Note 2.

Taking into consideration, among other things, the extent of the disclosure regarding FCR and its operations, including in the Company’s reports, the Company was exempt from the inclusion of FCR’s financial statements in these financial statements of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Following are information from FCR’s financial statements as published by it:

Consolidated Balance Sheets
	December 31,
	2017	2016
	CAD in millions
ASSETS
NON-CURRENT ASSETS
Real Estate Investments
Investment properties - shopping centers (a)	9,226,206	8,370,298
Investment properties - development land (a)	72,041	67,149
Investment in joint ventures	202,231	146,422
Loans, mortgages and other real estate assets	133,163	324,979
Total real estate investments	9,633,641	8,908,848
Other non-current assets	32,008	21,997
Total non-current assets	9,665,649	8,930,845

CURRENT ASSETS
Cash and cash equivalents	11,507	12,217
Loans, mortgages and other real estate assets	146,985	28,316
Residential development inventory	5,483	5,010
Amounts receivable	25,437	21,175
Other assets	15,379	23,940
	204,791	90,658
Investments properties classified as held for sale	98,112	83,050
Total current assets	302,903	173,708
Total assets	9,968,552	9,104,553
LIABILITIES
NON-CURRENT LIABILITIES
Mortgages (b)	903,807	878,008
Credit facilities (b)	558,555	243,696
Senior unsecured debentures (c)	2,446,291	2,296,551
Convertible debentures	54,293	103,765
Other liabilities	16,914	27,076
Deferred tax liabilities	720,431	593,293
Total non-current liabilities	4,700,291	4,142,389

CURRENT LIABILITIES
Bank indebtedness (b)	3,144	15,914
Mortgages (b)	149,453	109,167
Credit facilities (c)	23,072	7,785
Senior unsecured debentures	149,675	249,891
Convertible debentures	-	103,868
Accounts payable and other liabilities	240,154	232,466
	565,498	719,091
Mortgages on investment properties classified as held for sale	7,079	9,990
Total current liabilities	572,577	729,081
Total liabilities	5,272,868	4,871,470

EQUITY
Shareholders’ equity	4,647,071	4,195,263
Non-controlling interests	48,613	37,820
Total equity	4,695,684	4,233,083
Total liabilities and equity	9,968,552	9,104,553

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Consolidated Statements of Income
	Year Ended December 31
	2017	2016
	CAD in thousands
	(expect for per share data)
Property rental revenue	694,459	676,284
Property operating costs	256,949	254,287
Net operating income	437,510	421,997

Other income and expenses
Interest and other income	28,401	19,641
Interest expense	(157,411)	(158,687)
Corporate expenses	(36,442)	(34,910)
Abandoned transaction costs	(151)	(321)
Amortization expense	(1,963)	(1,287)
Share of profit from joint ventures	42,860	12,437
Other gain (losses) and (expenses)	(1,906)	(586)
Increase (decrease) in value of investment properties, net	458,363	218,078
	331,751	54,365
Income before income taxes	769,261	476,362
Deferred income taxes	125,101	90,570
Net income	644,160	385,792
Net income attributable to:
Common shareholders	633,089	382,714
Non-controlling interest	11,071	3,078
	644,160	385,792
Net income per share attributable to common shareholders:
Basic	2.59	1.62
Diluted	2.55	1.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

A.	Investment Properties

1.	Activity

The following tables summarize the changes in FCR’s investment properties for the year ended December 31, 2017 and year ended December 31, 2016:

	CAD in thousands
	Central Region	Eastern Region	Western Region	Total	Shopping Centers	Development Land
Balance as of January 1, 2017	3,711,238	1,825,533	2,983,726	8,520,497	8,453,348	67,149
Acquisitions	209,716	71,012	6,478	287,206	287,206	-
Capital expenditures	133,135	30,736	68,034	231,905	226,242	5,663
Increase (decrease) in value of investment properties, net	248,831	67,215	142,316	458,362	452,121	6,241
Straight-line rent and other changes	627	817	1,019	2,463	2,463	-
Dispositions	(25,790)	(15,236)	(49,048)	(90,074)	(90,074)	-
Reclassification to equity accounts joint ventures (1)	(14,000)	-	-	(14,000)	(14,000)	-
Balance as of December 31, 2017	4,263,757	1,980,077	3,152,525	9,396,359	9,317,306	79,053
Investment properties					9,226,206	72,041
Investment properties classified as held for sale					91,100	7,012
Total					9,317,306	79,053

(1) FCR sold a 50% interest in its Royal Orchard property and now owns its remaining 50% interest through an equity accounted joint venture.

	CAD in thousands
	Central Region	Eastern Region	Western Region	Total	Shopping Centers	Development Land
Balance as of January 1, 2016	3,337,859	1,820,967	2,748,246	7,907,072	7,870,719	36,353
Acquisitions	168,885	63,066	88,997	320,948	286,220	34,728
Capital expenditures	124,233	21,659	72,226	218,118	215,504	2,614
Reclassification to residential development inventory	(5,010)	-	-	(5,010)	(5,010)	-
Increase (decrease) in value of investments properties, net	110,167	21,096	86,815	218,078	217,574	504
Straight-line rent and other changes	2,239	1,148	2,461	5,848	5,848	-
Dispositions	(27,135)	(102,403)	(10,061)	(139,599)	(132,549)	(7,050)
Revaluation of deferred purchase price of shopping center	-	-	(4,958)	(4,958)	(4,958)	-
Balance as of December 31, 2016	3,711,238	1,825,533	2,983,726	8,520,497	8,453,348	67,149
Investment properties					8,370,298	67,149
Investment properties classified as held for sale					83,050	-
Total					8,453,348	67,149

Investment properties with a fair value of C$ 2.6 billion (December 31, 2016 - C$ 2.4 billion) are pledged as security for C$ 1.6 billion in mortgages and credit facilities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

2.	Investment property valuation

Stabilized capitalization rates by region for investment properties - shopping centers are set out in the table below:

	December 31, 2017		December 31, 2016
	Fair Value (CAD in	Weighted Average Capitalization	Fair Value (CAD in	Weighted Average Capitalization
	millions)	Rate	millions)	Rate
Central Region	4,204	5.1%	3,663	5.3%
Eastern Region	1,973	5.9%	1,819	6.0%
Western Region	3,140	5.2%	2,971	5.3%
Total or Weighted Average	9,317	5.3%	8,453	5.5%

The sensitivity of the fair values of shopping centers to stabilized capitalization rates as at December 31, 2017 is set out in the table below:

December 31, 2017
(Decrease) increase in capitalization rate	Resulting increase (decrease) in fair value of shopping centers (CAD in millions)
(0.75%)	1,406
(0.50%)	891
(0.25%)	426
0.25%	(376)
0.50%	(725)
0.75%	(1,046)

Additionally, a 1% increase or decrease in stabilized net operating income (“SNOI”) would result in an C$91 million increase or a C$79 million decrease, respectively, in the fair value of shopping centers. SNOI is not a measure defined by IFRS. SNOI reflects stable property operations, assuming a certain level of vacancy, capital and operating expenditures required to maintain a stable occupancy rate. The average vacancy rates used in determining SNOI for non-anchor tenants generally range from 2% to 5%. A 1% increase in SNOI coupled with a 0.25% decrease in stabilized capitalization rate would result in an increase in the fair value of shopping centers of C$515 million, and a 1% decrease in SNOI coupled with a 0.25% increase in the stabilized capitalization rate would result in a decrease in the fair value of shopping centers of C$457 million.

3.	Investment properties - Acquisitions

During the year ended December 31, 2017 and 2016, FCR acquires shopping centers and development land for rental income and future development and redevelopment opportunities as follows:

	Year ended December 31,
	2017		2016
	CAD in millions
	Shopping Centers	Development Land	Shopping Centers	Development Land
Total purchase price, including acquisition costs	287,206	-	286,220	34,728
Debt assumption on acquisition	(32,337)	-	-	-
Deposit on investment property applied	(189,200)	-	-	-
Total cash paid	65,669	-	286,220	34,728

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

4.	Investment properties classified as held for sale

FCR has certain investment properties classified as held for sale. These properties are considered to be non-core assets and are as follows:

	December 31,
	2017	2016
	CAD in millions
Aggregate fair value	98,112	83,050
Mortgages secured by investment properties classified as held for sale	7,079	9,990
Weighted average effective interest rate of mortgages secured by investment properties classified as held for sale	6.7%	4.1%

The increase of C$15.1 million in investment properties classified as held for sale from December 31, 2016, primarily arose from new investment properties classified as held for sale, offset by dispositions completed in the year and changes in fair value.

For the year ended December 31, 2017 and 2016, FCR sold shopping centers and development land as follows:

	Year ended December 31,
	2017	2016
	CAD in millions
Total selling price	90,074	139,600
Vendor take-back mortgages on sale	-	(6,950)
Property selling costs	(1,667)	(2,435)
Total cash proceeds	88,407	130,215

5.	Reconciliation of investment properties to total assets

Shopping centers and development land by region and a reconciliation to total assets are set out in the tables below:

	December 31, 2017
	CAD in thousands
	Central Region	Eastern Region	Western Region	Total
Total shopping centers and development land (1)	4,263,757	1,980,077	3,152,525	9,396,359
Cash and cash equivalents				11,507
Loans, mortgages and other real estate assets				280,148
Other assets				47,387
Amounts receivable				25,437
Investment in joint ventures				202,231
Residential development inventory				5,483
Total assets				9,968,552

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

	December 31, 2016
	CAD in thousands
	Central Region	Eastern Region	Western Region	Total
Total shopping centers and development land (1)	3,711,238	1,825,533	2,983,726	8,520,497
Cash and cash equivalents				12,217
Loans, mortgages and other real estate assets				353,295
Other assets				45,937
Amounts receivable				21,175
Investment in joint ventures				146,422
Residential development inventory				5,010
Total assets				9,104,553

(1) Includes investment properties classified as held for sale.

B.	Mortgages and credit facilities

	December 31, 2017
	2017	2016
	CAD in millions
Fixed rate mortgages	1,060,339	997,165
Unsecured facilities	485,727	183,451
Secured facilities	95,900	68,030
Mortgages and credit facilities	1,641,966	1,248,646

Current	172,525	116,952
Mortgages on investment properties classified as held for sale	7,079	9,990
Non-current	1,462,362	1,121,704
Total	1,641,966	1,248,646

Mortgages and secured facilities are secured by FCR’s investment properties. As at December 31, 2017, approximately C$2.6 billion (December 31, 2016 - C$2.4 billion) of investment properties out of C$9.4 billion (December 31, 2016 - C$8.5 billion) had been pledged as security under the mortgages and the secured facilities.

As of December 31, 2017, mortgages bear coupon interest at a weighted average coupon rate of 4.3% (December 31, 2016 - 4.5%) and mature in the years ranging from 2018 to 2028. The weighted average effective interest rate on all mortgages as at December 31, 2017 is 4.3% (December 31, 2016 - 4.4%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Principal repayments of mortgages outstanding as at December 31, 2017 are as follows:

	Scheduled Amortization	Payments on Maturity	Total	Weighted Average Effective Interest Rate
	CAD in millions
2018	27,117	124,412	151,529	5.5%
2019	24,619	106,714	131,333	6.5%
2020	22,425	67,893	90,318	4.4%
2021	20,634	73,397	94,031	4.8%
2022	15,711	147,954	163,665	3.9%
2023 to 2028	46,488	382,978	429,466	3.5%
	156,994	903,348	1,060,342	4.3%
Unamortized deferred financing costs and premiums, net			(3)
Total			1,060,339

FCR has the ability under its unsecured credit facilities to draw funds based on Canadian bank prime rates and Canadian bankers’ acceptances (“BA rates”) for the Canadian dollar-denominated borrowings, and LIBOR rates or U.S. prime rates for U.S. dollar-denominated borrowings. As of December 31, 2017, FCR had drawn $387.2 million, as well as C$3.1 million in bank indebtedness on its unsecured credit facilities. Concurrently with the U.S. dollar draws, FCR entered into cross currency swaps to exchange its U.S. dollar borrowings into Canadian dollar borrowings.

During the second quarter, FCR extended the maturity of its C$800 million unsecured facility to June 30, 2022 on substantially the same terms.

In the fourth quarter, FCR also extended the maturity of its C$115 million secured facility to February 13, 2019 on substantially the same terms.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

Credit facilities as at December 31, 2017 are summarized in the table below:

	Borrowing Capacity	Amounts Drawn	Bank Indebtedness and Outstanding Letters of Credit	Available to be drawn	Interest Rates	Maturity Date
	CAD in millions				%
Unsecured Operating Facilities
Revolving facility maturing 2022 (1)	800,000	(338,715)	(22,494)	438,791	BA + 1.20% or Prime +0.20% or US$ LIBOR +1.20%	June 30, 2022
Non-revolving facility maturing 2020 (2)	150,000	(147,012)	(13,932)	-	BA + 1.20% or Prime +0.20% or US$ LIBOR +1.20%	October 31, 2020
Secured Construction Facilities
Maturing 2019	115,000	(60,953)	(1,475)	52,572	BA + 1.125% or Prime + 0.125%	February 13, 2019
Maturing 2018	15,907	(15,572)	-	335	BA + 1.125% or Prime + 0.125%	March 31, 2018
Secured Facilities
Maturing 2019	11,875	(11,875)	-	-	BA + 1.125% or Prime + 0.125%	September 27, 2019
Maturing 2018	7,500	(7,500)	-	-	BA + 1.125% or Prime + 0.125%	September 6, 2018
Total	1,100,282	(581,627)	(37,901)	491,698

1.	FCR had drawn in U.S. dollars the equivalent of C$346.1 million which was revalued at C$338.7 million as at December 31, 2017.
2.	FCR had drawn in U.S. dollars the equivalent of C$150.0 million which was revalued at C$147.0 million as at December 31, 2017.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 39:-	DATA FROM FCR’s FINANCIAL STATEMENTS (Cont.)

C.	Senior Unsecured debentures

					December 31,
					2017	2016
		Interest Rate		Principal	CAD in millions
Series	Maturity Date	Coupon	Effective	Outstanding	Liability	Liability
H	January 31, 2017	5.85%	5.99%	-	-	124,985
I	November 30, 2017	5.70%	5.79%	-	-	124,906
J	August 30, 2018	5.25%	5.66%	50,000	49,868	49,761
K	November 30, 2018	4.95%	5.17%	100,000	99,807	99,602
L	July 30, 2019	5.48%	5.61%	150,000	149,712	149,542
M	April 30, 2020	5.60%	5.60%	175,000	174,991	174,988
N	March 1, 2021	4.50%	4.63%	175,000	174,361	174,177
O	January 31, 2022	4.43%	4.59%	200,000	198,824	198,567
P	December 5, 2022	3.95%	4.18%	250,000	247,512	247,066
Q	October 30, 2023	3.90%	3.97%	300,000	298,951	298,794
R	August 30, 2024	4.79%	4.72%	300,000	301,172	301,323
S	July 31, 2025	4.32%	4.24%	300,000	301,587	301,768
T	May 6, 2026	3.60%	3.56%	300,000	300,865	300,963
U	July 12, 2027	3.75%	3.82%	300,000	298,316	-
Weighted Average or Total		4.36%	4.42%	2,600,000	2,595,966	2,546,442
Current				150,000	149,675	249,891
Non- Current				2,450,000	2,446,291	2,296,551
Total				2,600,000	2,595,966	2,546,442

Interest on the senior unsecured debentures is payable semi-annually and principal is payable on maturity.

On July 10, 2017, FCR completed the issuance of C$300 million principal amount of Series U senior unsecured debentures due July 12, 2027. These debentures bear interest at a coupon rate of 3.753% per annum, payable semi-annually commencing January 12, 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position

	December 31
	2017	2016
	NIS in millions

ASSETS

CURRENT ASSETS
Cash and cash equivalents	94	510
Short-term loans and current maturities of long-term loans to subsidiaries	611	29
Financial derivatives	97	67
Other accounts receivable	7	2

Total current assets	809	608

NON-CURRENT ASSETS
Financial derivatives	300	490
Loans to subsidiaries	4,520	5,723
Investments in subsidiaries	8,428	9,042
Fixed assets, net	3	3

Total non-current assets	13,251	15,258

Total assets	14,060	15,866

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of financial position (Cont,)

	December 31
	2017	2016
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Current maturities of non-current liabilities	1,297	1,104
Short-term loans from subsidiaries	50	-
Financial derivatives	16	36
Trade payables	3	5
Other accounts payable	161	275
Current tax payable	56	43
Dividend declared	68	-

Total current liabilities	1,651	1,463

NON-CURRENT LIABILITIES
Loans from banks and others	2,258	2,634
Long-term loans from subsidiaries	225	-
Debentures	8,786	10,128
Deferred taxes	-	1

Total non-current liabilities	11,269	12,763

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	246	249
Share premium	4,914	4,992
Reserves	16	(3)
Accumulated losses	(4,036)	(3,598)

Total equity	1,140	1,640

Total liabilities and equity	14,060	15,866

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed profit or loss statements

	Year ended December 31
	2017	2016	2015
	NIS in millions

Dividend income	206	244	167
Management fees from related companies	3	3	2
Finance income from subsidiaries	170	210	242
Other finance income	258	4	1,133

Total income	637	461	1,544

General and administrative expenses	61	68	53
Finance expenses	582	815	492
Exchange differences on loans to investees	-	159	391
Other expenses	137	7	-

Total expenses	780	1,049	936

Income (loss) before taxes on income	(143)	(588)	608
Taxes on income	22	12	55

Net income (loss) attributed to the Company	(165)	(600)	553

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of cash flows

	Year ended December 31
	2017	2016	2015
	NIS in millions
Cash flows from operating activities of the Company:

Net income (loss) attributed to the Company	(165)	(600)	553

Adjustments required to present net cash provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	6	2
Dividend income	(206)	(244)	(167)
Finance expenses (income), net	154	760	(492)
Capital loss	132	-	-
Cost of share-based payment	11	9	3
Taxes on income (tax benefit)	22	12	55

	114	543	(599)
Changes in assets and liabilities of the Company:

Increase in other accounts receivable	(4)	1	-
Decrease in trade payables and other accounts payable	13	(11)	(26)

	9	(10)	(26)
Cash paid and received during the year by the Company for:

Interest paid	(694)	(522)	(649)
Interest received from subsidiaries	115	152	217
Taxes paid	(11)	(16)	(11)
Taxes received	2
Dividends received	-	-	3
Dividends received from subsidiaries	206	244	164

	(382)	(142)	(276)

Net cash used in operating activities of the Company	(424)	(209)	(348)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Condensed statements of cash flows (Cont.)

	Year ended December 31
	2017	2016	2015
	NIS in millions
Cash flows from investing activities of the Company:

Acquisition of fixed assets	(4)	(1)	- *)
Proceeds from sale of fixed assets	- *)	-	- *)
Investments in subsidiaries	(129)	(268)	(2,215)
Redemption of preferred shares of subsidiary	612	404	271
Loans repaid by (grant to) subsidiaries, net	953	(438)	154
Proceeds from sale of (investment in) marketable securities, net	55	2	182

Net cash provided by (used in) investing activities of the Company	1,487	(301)	(1,608)

Cash flows from financing activities of the Company:

Issue of shares (less issue expenses)	-	-	586
Exercise of stock options into shares	- *)	- *)	- *)
Repayment of loans for purchase of company shares	- *)	- *)	- *)
Purchase of treasury shares	(73)	-	-
Dividends paid to equity holders of the Company	(204)	(295)	(328)
Issue of debentures (less issue expenses)	-	-	2,183
Repayment and early redemption of debentures	(1,140)	(691)	(969)
Receipt (repayment) of long-term credit facilities from banks, net	(43)	1,371	1,102
Payment of long-term loan from institution	(13)	-	-
Unwinding of hedging transactions	-	3	-

Net cash provided by (used in) financing activities of the Company	(1,473)	388	2,574

Exchange differences on balance of cash and cash equivalents	(6)	(29)	(2)

Increase (decrease) in cash and cash equivalents	(416)	(151)	616
Cash and cash equivalents at the beginning of year	510	661	45

Cash and cash equivalents at the end of year	94	510	661

Significant non-cash activities of the Company:

Exchange of loan granted to subsidiaries for capital issuance	-	375	-
Dividend declared	68	-	-

*)	Represents an amount lower than NIS 1 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

Note B – Non-current liabilities -

Non-current debt attributed to the Company

Composition

	December 31
	2017	2016
	NIS in millions

Loans from banks and others (1) (3)	2,258	2,634
Debentures (2) (3)	8,786	10,128

	11,044	12,762

(1)	Composition of banks credit

	Effective	December 31
	interest	2017	2016
Denomination	%	NIS in millions

In NIS – unlinked*)	3.48%	-	205
In U.S.$*)	3.67%	1,282	1,531
In U.S.$	5.52%	255	294
In C$*)	3.20%	356	70
In €*)	2.69%	416	579

		2,309	2,679
Less - deferred finance costs		(19)	(21)

		2,290	2,658

Less - current maturities		(32)	(24)

		2,258	2,634

*) Variable interest

To secure credit obtained from banks, the Company and its wholly-owned subsidiaries have pledged shares of investees. Furthermore, the Company’s wholly-owned subsidiaries guarantee the credit obtained by the Company from banks.

As for financial covenants, refer to Note 21.d.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

NOTE 40:-	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

(2)	As for the composition of the debentures, refer to Note 19.a.

Debentures (Series J) are secured by a lien recorded on properties owned by a subsidiary of the Company, with aggregate fair value as of the reporting date amounted of NIS 1,176 million.

(3)	Maturities

	Loans from banks and others	Debentures
	NIS in millions

Year 1 - current maturities	32	1,265

Year 2	1,470	1,489
Year 3	156	1,158
Year 4	473	975
Year 5	159	711
Year 6 and thereafter	-	4,453
	2,258	8,786

	2,290	10,051

(2)	As for debentures (Series M) issued after the reporting period, refer to Note 19 above.

Note C - Contingent liabilities -

As for guarantees, refer to Note 26.b(3) above.

As for legal claims, refer to Note 26.d above.

Note D - Dividends from subsidiaries -

Dividends declared and received from subsidiaries:

	Year ended December 31
	2017	2016	2015
	NIS in millions

Citycon OYJ	206	244	164

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

APPENDIX A - LIST OF MAJOR GROUP INVESTEES AS OF DECEMBER 31, 2017 (1)

	Holding interest as of December 31,				Additional information
	2017	2016	Note	Incorporated in	in Note
	%

Equity One Inc.	-	34.3	(3)(5)	USA	8d
First Capital Realty Inc.	32.6	36.4	(3)	Canada	8e
M.G.N USA Inc.	100	100	(2)	USA
Gazit (1995) Inc.	100	100	(3)	USA
Gazit Group USA Inc.	100	100	(3)	USA
M.G.N America LLC.	100	100	(3)	USA
Gazit First Generation LLC.	100	100	(3)	USA
Gazit S.A. Inc.	100	100	(3)	USA
Gazit Horizons Inc.	100	-	(3)	USA	8g
Gazit Canada Inc.	100	100	(2)	Canada
Gazit America Inc.	100	100	(3)	Canada
Ficus Inc.	100	100	(3)	USA
Silver Maple (2001) Inc.	100	100	(3)	USA
Golden Oak Inc.	100	100	(2)	Cayman Islands
Hollywood Properties Ltd.	100	100	(2)	Cayman Islands
Citycon Oyj	44.6	43.9	(2)	Finland	8f
Gazit Europe (Netherlands) BV	100	100	(2)	Netherlands
Gazit Europe (Asia) BV	100	100	(2)	Netherlands
Gazit Germany Beteilingungs GmbH & Co. KG	100	100	(3)	Germany	8g
Gazit South America L.P.	100	100	(4)	USA
Gazit Brasil Ltda.	100	100	(3)	Brazil	8g
Gazit Gaia Limited	100	100	(2)	Jersey
Gazit Midas Limited	100	100	(2)	Jersey
Atrium European Real Estate Limited	59.6	59.5	(3)	Jersey	8c
Gazit Globe Israel (Development) Ltd.	100	100	(2)	Israel	8g
Hashalom Boulevard House Ltd (in voluntary liquidation).	100	100	(3)	Israel
Gazit Globe Holdings (1992) Ltd.	100	100	(2)	Israel
G.Globe Development Ltd.	100	100	(2)	Israel

(1)	The list does not include inactive companies and companies held by CTY, ATR, Gazit Development, Gazit Germany, Gazit Brasil, Gazit Horizons and Gazit South America L.P.
(2)	Held directly by the Company.
(3)	Held through subsidiaries.
(4)	Held directly and through subsidiaries.
(5)	The company was merged in March 2017, refer to Note 8d.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

APPENDIX B

SCHEDULE III

OF RULE 5-04 OF REGULATION S-X

AS OF DECEMBER 31, 2017

Investment property

Company/Region of operation	Number of properties	Fair value (NIS in millions)	Encumbrances (e.g. Mortgages) - NIS in millions	Weighted average (1) year of construction	Weighted average (2) year of acquisition

Citycon (3)
Finland	14	6,361	-	1993	2005
Sweden and Denmark	10	3,645	-	1973	2007
Norway	19	5,699	549	1985	2015
Estonia	2	1,271	-	1998	2007
Subtotal Citycon	45	16,976	549

Atrium (3)
Poland	21	6,807	-	2003	2008
Czech Republic	4	1,440	560	2004	2012
Russia	7	1,201	-	2006	2005
Others (Hungary, Romania, Slovakia and Latvia)	13	1,281	-	2002	2005
Subtotal Atrium	45	10,729	560

Gazit Israel	9	2,599	1,192	2004	2006
Gazit Brasil	7	1,847	-	2013	2014
Gazit Germany	2	344	-	1977	2008
Gazit Horizons	2	352	-	2003	2017

Subtotal - operating investment property (4)	110	32,847	2,301

Investment property under development	1	502	-	n/a	n/a

Land for future development (5)	n/a	1,405	-	n/a	n/a

Grand total	111	34,754	2,301

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	GAZIT-GLOBE LTD.

Presentation in the consolidated financial statements-

NIS in millions

Properties classified as held for sale (including NIS 5 million of land)	424
Investment property	32,428
Investment property under development and Land	1,902

34,754

1	The weighted average year of construction is calculated based on the average year of construction for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.
2	The weighted average year of acquisition is calculated based on the average year of acquisition for the properties within the applicable region of operation, weighted to reflect each property’s relative portion of the aggregate fair value of all properties in the region of operation.
3	Excludes properties owned by equity-accounted joint ventures.
4	Operating properties include properties under redevelopment and expansion.
5	Includes NIS 5 million of land presented under assets held for sale.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Atrium European Real Estate Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Atrium European Real Estate Limited and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, other comprehensive income, statements of changes in equity, and cash flow statements for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

As discussed in Note 2.3 to the consolidated financial statements, the Company has changed its method of accounting for financial instruments in 2017 due to the adoption of IFRS 9 Financial Instuments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2002.

/s/ KPMG Channel Islands Limited

Jersey, Channel Islands

March 20, 2018

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

Jersey, Channel Islands

March 21, 2017

